As filed with the Securities and Exchange Commission on June 27, 2023.

Registration No. 333-271862

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Allurion Technologies Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	92-2182207
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11 Huron Drive

Natick, MA 01760

(508) 647-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shantanu Gaur

Chief Executive Officer

11 Huron Drive

Natick, MA 01760

Telephone: (508) 647-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Danielle M. Lauzon Jocelyn Arel Paul R. Rosie Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 Telephone: (617) 570-1000	Howard L. Ellin Gregg Noel Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Telephone: (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (“Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)            ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION, DATED

JUNE 27, 2023

PROXY STATEMENT FOR SPECIAL MEETINGS OF

COMPUTE HEALTH ACQUISITION CORP.

PROSPECTUS FOR 93,397,815 SHARES OF COMMON STOCK AND 21,562,322 WARRANTS TO PURCHASE SHARES OF COMMON STOCK OF ALLURION TECHNOLOGIES HOLDINGS, INC.

(TO BE RENAMED ALLURION TECHNOLOGIES, INC. AFTER THE BUSINESS COMBINATION DESCRIBED HEREIN)

The members of the board of directors (the “Compute Health Board”) of Compute Health Acquisition Corp., a blank check company incorporated as a Delaware corporation (“Compute Health,” “we,” “us” or “our”), including the independent members of the Compute Health Board, have approved the Business Combination Agreement, dated as of February 9, 2023 (as the same has been amended as of May 2, 2023 and may be further amended, modified, supplemented or waived from time to time, the “Business Combination Agreement”), by and among Compute Health, Compute Health Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Compute Health (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and wholly-owned subsidiary of Compute Health (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Allurion Technologies, Inc., a Delaware corporation (“Allurion”), and Allurion Technologies Holdings, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Allurion (“New Allurion”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A and Annex A-1.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, the business combination will be effected in three steps: (a) subject, among other things, to the approval and adoption of the Business Combination Agreement by the stockholders of Compute Health, Compute Health will merge with and into New Allurion (the “CPUH Merger”), with New Allurion surviving the CPUH Merger as a publicly listed entity (the time at which the CPUH Merger becomes effective, the “CPUH Merger Effective Time”) and becoming the sole owner of each Merger Sub; (b) at least three hours following the consummation of the CPUH Merger, Merger Sub I will merge with and into Allurion (the “Intermediate Merger”), with Allurion surviving the Intermediate Merger and becoming a direct, wholly-owned subsidiary of New Allurion (the time at which the Intermediate Merger becomes effective, the “Intermediate Merger Effective Time”); and (c) thereafter, Allurion will merge with and into Merger Sub II (the “Final Merger” and, collectively with the CPUH Merger and the Intermediate Merger, the “Mergers” and, together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Merger Sub II surviving the Final Merger and remaining a direct, wholly-owned subsidiary of New Allurion (the time at which the Final Merger becomes effective, the “Final Merger Effective Time”).

On the closing date of the Mergers and immediately prior to the transactions contemplated by the Sponsor Contribution Agreement (as defined in the accompanying proxy statement/prospectus), pursuant to the terms of the Sponsor Support Agreement, dated as of February 9, 2023, by and among Compute Health, Compute Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Allurion, New Allurion and the persons set forth on Schedule I thereto (the “Additional Class B Holders”), (a) the Sponsor has agreed to recapitalize its shares of Class B common stock, par value $0.0001 per share, of Compute Health (“Compute Health Class B Common Stock”) and warrants to purchase shares of Class A common stock, par value $0.0001 per share, of Compute Health (“Compute Health Class A Common Stock”) into Compute Health Class A Common Stock, and (b) the Additional Class B Holders have agreed to recapitalize their shares of Compute Health Class B Common Stock into Compute Health Class A Common Stock (clauses (a) and (b), together, the “CPUH Recapitalization”).

Pursuant to the CPUH Merger: (a) immediately prior to the CPUH Merger Effective Time, each unit of Compute Health (the “Compute Health Units”) that is outstanding immediately prior to the CPUH Merger Effective Time will be automatically detached and the holder thereof will be deemed to hold one share of Compute Health Class A Common Stock and one-quarter of one warrant to purchase Compute Health Class A Common Stock (a “Compute Health Public Warrant”); (b) at the CPUH Merger Effective Time, each then-

outstanding share of New Allurion common stock, par value $0.0001 per share (“New Allurion Common Stock”), shall be redeemed for par value; (c) at the CPUH Merger Effective Time, each then-outstanding share of Compute Health Class A Common Stock (including, for the avoidance of doubt, shares of Compute Health Class A Common Stock issued in the CPUH Recapitalization and in the separation of the Compute Health Units described in (b) above, but excluding any dissenting shares, shares that are redeemed in connection with the Business Combination, shares held as treasury stock or held by any subsidiary of Compute Health and any shares to be contributed by the Sponsor to Compute Health immediately prior to the CPUH Merger Effective Time pursuant to the Sponsor Contribution Agreement (as defined in the accompanying proxy statement/prospectus) will be automatically canceled and extinguished and will be converted into the right to receive 1.420455 shares of New Allurion Common Stock (the “CPUH Exchange Ratio”); (d) at the CPUH Merger Effective Time, each then-outstanding Compute Health Public Warrant will be assumed by New Allurion and represent a warrant to purchase a number of shares of New Allurion Common Stock (a “New Allurion Public Warrant”) equal to the CPUH Exchange Ratio (subject to the outcome of the solicitation of the consent of the holders of each of the outstanding warrants of Compute Health, which currently entitle the holder thereof to purchase one share of Compute Health Class A Common Stock at an exercise price of $11.50 per share (each, a “Compute Health Public Warrant” and, together with the warrants of Compute Health issued in a private placement that closed contemporaneously with our initial public offering (the “Compute Health Private Warrants”), the “Compute Health Warrants”) to certain amendments to that certain warrant agreement, dated February 4, 2021, by and between Compute Health and Continental Stock Transfer & Trust Company); and (e) at the CPUH Merger Effective Time, each share of treasury stock held by Compute Health or any subsidiary of Compute Health will be canceled for no payment or consideration. Unlike other business combinations with special purpose acquisition companies, the transactions contemplated in the Business Combination are structured such that holders of Compute Health Class A Common Stock that do not redeem their shares in connection with the Business Combination will receive 1.420455 shares of New Allurion Common Stock in exchange for each non-redeemed share of Compute Health Class A Common Stock held by such holder. These shares are being registered pursuant to this registration statement, will be delivered by means of application of the CPUH Exchange Ratio and will be delivered to such holder as New Allurion Common Stock. By virtue of the exchange mechanism in the Sponsor Support Agreement (which, among other things, effectively cancels out the CPUH Exchange Ratio), neither the Sponsor nor any of the Additional Class B Holders will receive the benefit of the CPUH Exchange Ratio.

Immediately prior to the Intermediate Merger Effective Time, the outstanding principal and accrued but unpaid interest on the outstanding convertible unsecured promissory notes issued by Allurion pursuant to those certain Convertible Note Purchase Agreements, dated December 22, 2021, February 15, 2023 and June 14, 2023, by and among Allurion and the investors party thereto (the “Allurion Convertible Notes”), will be converted into the applicable number of shares of Allurion Common Stock (as defined below) provided for under the terms of such Allurion Convertible Notes (collectively, the “Allurion Convertible Notes Conversion”), and will thereafter no longer be outstanding and will cease to exist, and each holder thereof will thereafter cease to have any rights with respect thereto. Immediately following the Allurion Convertible Notes Conversion, at the Intermediate Merger Effective Time, all shares of Allurion Common Stock issued in the Allurion Convertible Notes Conversion will be canceled and converted into the right to receive New Allurion Common Stock as described below.

Pursuant to the Business Combination Agreement, Allurion is required to use reasonable best efforts to obtain gross cash proceeds of at least $15 million of additional financing pursuant to one or more private sales of Allurion’s equity securities, which shall automatically convert into shares of Allurion Common Stock upon the consummation of the Business Combination, which is referred to as the Incremental Financing. From February 15, 2023 until June 26, 2023, Allurion issued an aggregate principal amount of $19.3 million of convertible unsecured promissory notes (the “Bridge Notes”), including the Bridge Note sold to Hunter Ventures Limited (“HVL”) on February 15, 2023. The Bridge Notes were offered in a private placement under the Securities Act of 1933. The Bridge Notes will mature on December 31, 2026, unless earlier repaid or converted in accordance with their terms, and will accrue interest at a rate of 7.00% per annum. Among other terms, if Allurion consummates the Business Combination on or before August 31, 2023, the Bridge Notes shall be converted into the number of shares of Allurion Common Stock obtained by dividing the outstanding balance of the Bridge Notes by the quotient of (a) $217,291,008 and (b) the number of outstanding shares of Allurion Common Stock determined on a fully-diluted basis immediately prior to the consummation of the Business Combination (such conversion price, the “Conversion Price”). Certain holders of Bridge Notes (the “Side Letter Holders”), including RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., RTW Venture Fund Limited, HVL and Jason Gulbinas, also entered into letter agreements with Allurion (collectively, the “Side Letters”), pursuant to which, in the event the Side Letter Holders’ Bridge Notes converted in connection with the consummation of the Business Combination, the conversion rate for such Bridge Notes would be adjusted after the closing date of the Business Combination Agreement to provide each of the Side Letter Holders with additional shares of New Allurion Common Stock, in the event that the trading price of the shares of New Allurion Common Stock was lower than the Conversion Price, as adjusted for the Intermediate Merger Exchange Ratio (as defined in the accompanying proxy statement/prospectus (the “Initial Financing”).

Following the consummation of the Initial Financing, the parties determined to refinance the Initial Financing and, pursuant to termination letter agreements (each, a “Termination Agreement” and, collectively, the “Termination Agreements”), entered into by Allurion with each of the Side Letter Holders, the Side Letters were terminated, effective as of May 2, 2023. In addition, under the Termination Agreements, upon the terms and subject to the conditions set forth therein, the Side Letter Holders also waived certain provisions and obligations set forth in their respective Bridge Notes with respect to proportionate repayment obligations that would otherwise apply to Allurion under the Bridge Notes. Other provisions of the Side Letter Holders’ Bridge Notes remain unchanged and in full force and effect.

At the Intermediate Merger Effective Time, pursuant to the Intermediate Merger: (a) each then-outstanding share of Allurion common stock, par value $0.0001 per share (“Allurion Common Stock”) (other than dissenting shares and shares held by Allurion as treasury stock or held by any subsidiary of Allurion, the treatment of which is described in the Business Combination Agreement), issued and outstanding as of immediately prior to the Intermediate Merger Effective Time will automatically be cancelled and extinguished and will be converted into the right to receive shares of New Allurion Common Stock; (b) each then-outstanding share of preferred stock, par value $0.0001 per share, of Allurion designated as Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D-1 Preferred Stock, Series D-2 Preferred Stock, and Series D-3 Preferred Stock (collectively with the Allurion Common Stock, the “Allurion Shares”) (other than dissenting shares and shares held by Allurion as treasury stock or held by any subsidiary of Allurion, the treatment of which is described in the Business Combination Agreement) issued and outstanding as of immediately prior to the Intermediate Merger Effective Time will automatically be cancelled and extinguished and will be converted into the right to receive shares of New Allurion Common Stock; (c) each then-outstanding and unexercised option exercisable for shares of Allurion Common Stock, whether vested or unvested (each, an “Allurion Option”), will be converted into an option exercisable for shares of New Allurion Common Stock (each, a “Rollover Option”), on the same terms and conditions as were applicable to such Allurion Option; (d) each then-outstanding award of restricted stock units of Allurion, whether vested or unvested (each, an “Allurion RSU Award”), will be converted into an award covering shares of New Allurion Common Stock (each, a “Rollover RSU Award”); and (e) each then-outstanding warrant to purchase Allurion Shares (“Allurion Warrants”) will be converted into a warrant to acquire a number of shares of New Allurion Common Stock in an amount and at an exercise price as set forth on an allocation schedule to be delivered by Allurion to Compute Health (each, an “Assumed Warrant”).

At the Final Merger Effective Time, (i) each share of Allurion (as the surviving entity in the Intermediate Merger) issued and outstanding immediately prior to the Final Merger Effective Time will be cancelled and will cease to exist and (ii) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Final Merger Effective Time will remain outstanding as a limited liability company interest of Merger Sub II.

We would expect each share of Allurion Common Stock to be converted into 1.0355 shares of New Allurion Common Stock in the Intermediate Merger based on the no redemptions scenario and that the stockholders of Allurion will own 32,452,484 of the outstanding shares of New Allurion Common Stock immediately following the consummation of the Business Combination. The preceding sentence reflects numerous assumptions. The accompanying proxy statement/prospectus discloses those assumptions and presents various alternate scenarios regarding the ownership of New Allurion following the Business Combination. The estimated net cash per share of Compute Health Class A Common Stock that is being contributed by Compute Health to New Allurion (as the combined company in the Business Combination) is less than the amount that holders of Compute Health Class A Common Stock would be entitled to receive upon exercise of their redemption rights, as described in the accompanying proxy statement/prospectus.

The accompanying proxy statement/prospectus covers 93,397,815 shares of New Allurion Common Stock, including shares issuable upon conversion of the Contingency Shares (as defined in the accompanying proxy statement/prospectus), Compute Health Class A Common Stock, and certain Allurion Shares in connection with the CPUH Merger or the Intermediate Merger, as applicable, shares issuable upon exercise of the New Allurion Warrants and Assumed Warrants, and shares issuable upon the exercise of Rollover Options and settlement of Rollover RSU Awards. The number of shares of New Allurion Common Stock that the accompanying proxy statement/prospectus covers represents the maximum number of shares that may be issued, or may be issuable, to holders of Allurion Shares (other than certain shares to be covered by the Resale Registration Statement (as defined in the accompanying proxy statement/prospectus)), Allurion Warrants, Allurion Options, and Allurion RSU Awards in connection with the Intermediate Merger (as more fully described in the accompanying proxy statement/prospectus), together with the maximum number of shares that may be issued, or may be issuable, to the existing holders of shares of Compute Health Class A Common Stock, Compute Health Public Warrants, and Compute Health Units in connection with the CPUH Merger.

As described in the accompanying proxy statement/prospectus, Compute Health’s stockholders are being asked to consider and vote upon (among other things) the Business Combination and the other proposals set forth herein.

The Compute Health Units, shares of Compute Health Class A Common Stock, and Compute Health Public Warrants are currently listed on the New York Stock Exchange under the symbols “CPUH.U,” “CPUH,” and “CPUH WS,” respectively. The parties anticipate that, following the Business Combination, the New Allurion Common Stock and New Allurion Public Warrants will be listed on the NYSE under the symbols “ALUR” and “ALUR WS,” respectively, and the Compute Health Units, shares of Compute Health Class A Common Stock, and Compute Health Public Warrants will cease trading on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended, upon the consummation of the CPUH Merger. New Allurion will not have units trading upon the consummation of the Business Combination. The receipt of approval for listing on NYSE of the shares of New Allurion Common Stock to be issued in connection with the Business Combination is a condition to the closing of the Business Combination, unless waived by the parties to the Business Combination Agreement.

The accompanying proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the special meetings of Compute Health. We urge you to carefully read this entire document, including the annexes. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 90 of the accompanying proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in the accompanying proxy statement/prospectus, passed upon the fairness of the Business Combination Agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                 , 2023, and is first being mailed to Compute Health’s stockholders on or about                 , 2023.

COMPUTE HEALTH ACQUISITION CORP.

A Delaware Corporation

1100 North Market Avenue, 4th Floor

Wilmington, Delaware 19890

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                , 2023

TO THE STOCKHOLDERS OF COMPUTE HEALTH ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “Special Meeting”) of Compute Health Acquisition Corp., a Delaware corporation (“Compute Health,” “we,” “us” or “our”), will be held at                a.m., Eastern Time, on                , 2023. For the purposes of the amended and restated certificate of incorporation of Compute Health, dated as of October 7, 2020 and amended as of December 5, 2022 (the “Compute Health Certificate of Incorporation”), the physical place of the meeting will be                . You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting https://                . You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing                . You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposals — to consider and vote upon three separate proposals to approve the Business Combination (as defined below) and approve and adopt the Business Combination Agreement, dated as of February 9, 2023 (the “Existing Business Combination Agreement”) and amended as of May 2, 2023 (the “BCA Amendment” and, the Existing Business Combination Agreement, as amended by the BCA Amendment, the “Business Combination Agreement”), by and among Compute Health, Compute Health Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Compute Health (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Compute Health (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Allurion Technologies, Inc., a Delaware corporation (“Allurion”), and Allurion Technologies Holdings, Inc., a Delaware corporation and a direct, wholly-owned direct subsidiary of Allurion (“New Allurion”), pursuant to which, subject to the terms and conditions set forth therein, the Business Combination will be effected in three steps: (a) subject to, among other things, the approval and adoption of the Business Combination Agreement by the stockholders of Compute Health, Compute Health will merge with and into New Allurion (the “CPUH Merger”), with New Allurion surviving the CPUH Merger as a publicly listed entity (the time at which the CPUH Merger becomes effective, the “CPUH Merger Effective Time”) and becoming the sole owner of each Merger Sub; (b) at least three hours following the consummation of the CPUH Merger, Merger Sub I will merge with and into Allurion (the “Intermediate Merger”), with Allurion surviving the Intermediate Merger and becoming a direct, wholly-owned subsidiary of New Allurion; and (c) thereafter, Allurion will merge with and into Merger Sub II (collectively with the CPUH Merger and the Intermediate Merger, and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Merger Sub II surviving the Final Merger and remaining a direct, wholly-owned subsidiary of New Allurion (clauses (a) through (c), collectively, the “Business Combination Proposals”). A copy of the Existing Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A and a copy of the BCA Amendment is attached to the accompanying proxy statement/prospectus as Annex A-1;

Proposal No. 2 — The Organizational Documents Proposal — to approve and adopt, assuming the Business Combination Proposals and the Exchange Proposal (as defined below) are approved and adopted, the proposed new certificate of incorporation (the “Proposed Charter”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, and the proposed new bylaws, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (the “Proposed Bylaws”), of New Allurion as the post-CPUH Merger company, which, if approved, would take effect substantially concurrently with the CPUH Merger Effective Time (the “Organizational Documents Proposal”);

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Proposal No. 3 — The Advisory Organizational Documents Proposals — to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter and the Proposed Bylaws, which are being presented separately in accordance with United States Securities and Exchange Commission guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, as seven sub-proposals (collectively, the “Advisory Organizational Documents Proposals”):

•	Advisory Organizational Documents Proposal A — to change the corporate name of New Allurion to “Allurion Technologies, Inc.” from and after the time of the Business Combination;

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Advisory Organizational Documents Proposal B — to increase New Allurion’s capitalization so that it will have 1,000,000,000 authorized shares of common stock, par value $0.0001 (the “New Allurion Common Stock”), and 100,000,000 authorized shares of preferred stock, par value $0.0001;

•	Advisory Organizational Documents Proposal C — to divide the New Allurion board of directors into three classes with staggered three-year terms;

•

Advisory Organizational Documents Proposal D — to provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66 2/3% of New Allurion’s then-outstanding shares of capital stock entitled to vote at an election of directors;

•

Advisory Organizational Documents Proposal E — to not include in the Proposed Charter any requirement that New Allurion be dissolved and liquidated 30 months following the closing of its initial public offering, and to not include in the Proposed Charter provisions applicable only to blank check companies;

•	Advisory Organizational Documents Proposal F — to provide that New Allurion stockholders may only act by holding a stockholders meeting; and

•

Advisory Organizational Documents Proposal G — to provide that the New Allurion board of directors would be expressly authorized to adopt, amend, alter or repeal the Proposed Bylaws on an affirmative vote of the majority of directors. In addition, to provide that the Proposed Bylaws could be amended or repealed by New Allurion stockholders by the affirmative vote of the holders of at least 66 2/3% of the then-outstanding shares of capital stock of New Allurion entitled to vote on such amendment or repeal, voting together as a class; unless the New Allurion board of directors recommends that New Allurion stockholders approve such amendment or repeal at such meeting of New Allurion stockholders, in which case such amendment or repeal shall only require the affirmative vote of the majority of outstanding shares of capital stock of New Allurion entitled to vote on such amendment or repeal, voting together as a single class.

Proposal No. 4 — The Exchange Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposals and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the New York Stock Exchange, the issuance of (i) up to 37,812,000 shares of New Allurion Common Stock in the Intermediate Merger pursuant to the terms of the Business Combination Agreement, (ii) 5,386,695 shares of New Allurion Common Stock to the PIPE Investors (as defined below) pursuant to the PIPE Subscription Agreements (as defined below), (iii) up to 3,602,114 shares of New Allurion Common Stock, in the aggregate, to Compute Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and the independent directors of Compute Health, assuming the maximum amount allowable in the Sponsor Loan Conversion (as defined below) and the minimum number of shares of Compute Health Class A Common Stock (as defined below) are contributed by the Sponsor to Compute Health pursuant to the Sponsor Contribution Agreement (as defined below), (iv) 13,101,132 shares of New Allurion Common Stock to the Public Stockholders (as defined below), (v) up to 1,500,000 shares of New Allurion Common Stock, in the aggregate, to RTW and Fortress (each as defined below) or its affiliates pursuant to the Backstop Agreement, Amended and Restated RTW Side Letter or the Term Loan Credit Agreement (each as defined below), as applicable, (vi) up to 1,600,000 shares of New Allurion Common Stock pursuant to HVL’s Termination Agreement (as defined below), and (vii) up to 9,000,000 shares of New Allurion Common Stock to certain Allurion equityholders if certain share price thresholds are achieved within five years after the effective date of the resale registration statement on Form S-1 to be filed with the Securities and Exchange Commission by New Allurion (the “Exchange Proposal”);

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Proposal No. 5 — The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposals, the Exchange Proposal, and the Organizational Documents Proposal are approved and adopted, the New Allurion 2023 Stock Option and Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex G (the “Equity Incentive Plan Proposal”); and

Proposal No. 6 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Required Transaction Proposals (as defined below) would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (the “Adjournment Proposal” and, collectively with the Business Combination Proposals, the Organizational Documents Proposal, the Exchange Proposal, and the Equity Incentive Plan Proposal, the “Required Transaction Proposals”).

Only holders of record of shares of the Class A common stock, par value $0.0001 per share, of Compute Health (“Compute Health Class A Common Stock”) and shares of the Class B common stock, par value $0.0001 per share, of Compute Health (“Compute Health Class B Common Stock,” and, together with the Compute Health Class A Common Stock, “Compute Health Common Stock”) at the close of business on July 3, 2023 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournment of the Special Meeting.

The resolutions to be voted upon in person or by proxy at the Special Meeting relating to the above proposals are set forth in the accompanying proxy statement/prospectus sections entitled “Proposal No. 1 — The Business Combination Proposals,” “Proposal No. 2 — The Organizational Documents Proposal,” “Proposal No. 3 — The Advisory Organizational Documents Proposals,” “Proposal No. 4 — The Exchange Proposal,” “Proposal No. 5 — The Equity Incentive Plan Proposal,” and “Proposal No. 6 — The Adjournment Proposal,” respectively.

We will provide you with the accompanying proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus, including the annexes, carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 90 of the accompanying proxy statement/prospectus.

After careful consideration, the members of the board of directors of Compute Health (the “Compute Health Board”) have determined that each of the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Exchange Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal are fair to, advisable, and in the best interests of Compute Health and its stockholders and unanimously recommend that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of Compute Health’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she, or they may believe is in the best interests of Compute Health and its stockholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that stockholders vote for the proposals. See the subsection entitled “Proposal No. 1 — The Business Combination Proposals — Interests of Compute Health Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion.

Under the Business Combination Agreement, the approval of each of the Required Transaction Proposals is a condition to the consummation of the Business Combination. The adoption of each Required Transaction

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Proposal is conditioned on the approval of all of the Required Transaction Proposals. If our stockholders do not approve each of the Required Transaction Proposals, the Business Combination may not be consummated.

In connection with our initial public offering, consummated on February 9, 2021, the Sponsor and our officers and directors at the time of our initial public offering entered into a letter agreement (the “IPO Letter Agreement”) pursuant to which they agreed, among other things, to vote their shares of Compute Health Class B Common Stock purchased prior to our initial public offering, as well as any shares of Compute Health Class A Common Stock sold by us in our initial public offering and purchased by them during or after our initial public offering, in favor of our initial business combination. Accordingly, we expect them to vote their shares of Compute Health Class B Common Stock and such shares of Compute Health Class A Common Stock in favor of the Business Combination Proposals. On December 2, 2022, in connection with Compute Health’s extension, 77,026,806 shares of Compute Health Class A Common Stock (representing approximately 89.3% of the then-outstanding Compute Health Class A Common Stock) were tendered for redemption and redeemed, resulting in 9,223,194 shares of Compute Health Class A Common Stock remaining issued and outstanding. As a result and as of the date hereof, the Sponsor and Compute Health’s independent directors, who are the holders of all of the issued and outstanding shares of Compute Health Class B Common Stock (the “Initial Stockholders”), own approximately 70.0% of the outstanding shares of Compute Health Common Stock.

Pursuant to the Business Combination Agreement and in addition to any voting requirement contained in the Compute Health Certificate of Incorporation, each of the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Exchange Proposal, and the Equity Incentive Plan Proposal must be approved by the affirmative vote of the holders of a majority of the then issued and outstanding shares of Compute Health Class A Common Stock, voting separately as a single class.

Pursuant to the Compute Health Certificate of Incorporation, a holder of shares of Compute Health Class A Common Stock (a “Public Stockholder”) may request that Compute Health redeem all or a portion of his, her, or its shares of Compute Health Class A Common Stock (which would become shares of New Allurion Common Stock in the CPUH Merger if not so redeemed) for cash if the Business Combination is consummated. If you are a Public Stockholder, you will be entitled to receive cash for any shares of Compute Health Class A Common Stock to be redeemed only if you:

(i) (a) hold shares of Compute Health Class A Common Stock or (b) hold units of Compute Health, each comprised of one share of Compute Health Class A Common Stock and one-quarter of one warrant of Compute Health (a “Compute Health Public Warrant”), which currently entitles the holder thereof to purchase one share of Compute Health Class A Common Stock at an exercise price of $11.50 per share (“Compute Health Units”), and you elect to separate your Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants prior to exercising your redemption rights with respect to your shares of Compute Health Class A Common Stock; and

(ii) prior to                p.m., Eastern Time, on                , 2023, (a) submit a written request to Continental Transfer & Trust Company, Compute Health’s transfer agent (the “Transfer Agent”), that Compute Health redeem all or a part of your shares of Compute Health Class A Common Stock for cash and (b) deliver your shares of Compute Health Class A Common Stock to the Transfer Agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of Compute Health Units must elect to separate and cancel the Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants prior to exercising redemption rights with respect to the shares of Compute Health Class A Common Stock. If Public Stockholders hold their Compute Health Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate and cancel the Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants, or if a Public Stockholder holds Compute Health Units registered in his, her, or its own name, the holder must contact the Transfer Agent directly

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and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to Compute Health in order to validly redeem its shares. Public Stockholders (other than the Initial Stockholders) may elect to redeem all or a portion of their shares of Compute Health Class A Common Stock even if they vote “FOR” the Business Combination Proposals. If the Business Combination is not consummated, the shares of Compute Health Class A Common Stock will not be redeemed for cash. If the Business Combination is consummated and a Public Stockholder properly exercises his, her, or its right to redeem his, her, or its shares of Compute Health Class A Common Stock and timely delivers his, her, or its shares to the Transfer Agent, we will redeem each such public share for a per share price, payable in cash, equal to the pro rata portion of the aggregate amount then on deposit in the trust account established in connection with Compute Health’s initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then-issued and outstanding shares of Compute Health Class A Common Stock. For illustrative purposes, as of                , 2023, there was approximately $                on deposit in the Trust Account, which would have amounted to approximately $                per issued and outstanding public share. If a Public Stockholder exercises his, her, or its redemption rights, such Public Stockholder’s shares of Compute Health Class A Common Stock will (i) not be exchanged for shares of New Allurion Common Stock pursuant to the CPUH Merger and (ii) immediately prior to the CPUH Merger Effective Time, be canceled and cease to exist, and be redeemed for the consideration, on the terms and subject to the conditions and limitations set forth in the Business Combination Agreement, the Compute Health Certificate of Incorporation, the Investment Management Trust Agreement, dated February 4, 2021, between Compute Health and the Transfer Agent and the accompanying proxy statement/prospectus. See the subsection entitled “The Special Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your shares of Compute Health Class A Common Stock for cash.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares of Compute Health Class A Common Stock with respect to more than an aggregate of 15% of the shares of Compute Health Class A Common Stock. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the shares of Compute Health Class A Common Stock, then any such shares in excess of that 15% limit would not be redeemed for cash.

Pursuant to the IPO Letter Agreement, the Sponsor and the Initial Stockholders have agreed to waive their redemption rights with respect to any shares of Compute Health Common Stock they may hold in connection with either the consummation of Compute Health’s initial business combination or a stockholder vote to extend the timing by which Compute Health must complete its initial business combination. No consideration was provided in exchange for the waiver of redemption rights in the IPO Letter Agreement.

All stockholders of Compute Health are cordially invited to attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding Compute Health Common Stock, you may also cast your vote in person at the Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will not be voted.

Approval of the Business Combination Proposals requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Compute Health Common Stock and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, assuming in each case that a quorum is present. Adoption of the Business Combination Proposals is conditioned on the approval of each of the Required Transaction Proposals at the Special Meeting. The Business Combination is conditioned upon the approval of the Business Combination Proposals, subject to the terms of the Business Combination Agreement. If

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the Business Combination Proposals are not approved, the other proposals (except the Adjournment Proposal) will not be presented to the Compute Health stockholders for a vote. Notwithstanding the approval of the Business Combination Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Business Combination Proposals will not be effected. The Sponsor and the Initial Stockholders have agreed to vote any shares of Compute Health Common Stock owned by them in favor of the Business Combination Proposals. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.” After careful consideration, the Compute Health Board has determined that each of the Business Combination Proposals is fair to, advisable and in the best interests of Compute Health and its stockholders and unanimously recommends that you vote “FOR” each of these proposals.

Approval of the Organizational Documents Proposal requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Compute Health Common Stock and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, assuming in each case that a quorum is present. Adoption of the Organizational Documents Proposal is conditioned on the approval of each of the Required Transaction Proposals at the Special Meeting. The Business Combination is conditioned upon the approval of the Organizational Document Proposal, subject to the terms of the Business Combination Agreement. The Sponsor and the Initial Stockholders have agreed to vote any shares of Compute Health Common Stock owned by them in favor of the Organizational Documents Proposal. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.” After careful consideration, the Compute Health Board has determined that the Organizational Documents Proposal is fair to, advisable and in the best interests of Compute Health and its stockholders and unanimously recommends that you vote “FOR” this proposal.

Approval of each of the Advisory Organizational Documents Proposals requires the affirmative vote of (i) the holders of a majority of all outstanding shares of Compute Health Common Stock and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, assuming in each case that a quorum is present. Adoption of each of the Advisory Organizational Documents Proposals is conditioned on the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Equity Incentive Plan Proposal, and the Exchange Proposal at the Special Meeting. Although Compute Health is seeking a stockholders vote regarding the Advisory Organizational Documents Proposals, a vote for each such proposal is an advisory vote, and is not binding on Compute Health or the Compute Health Board, and is not a condition to the closing of the Business Combination. Notwithstanding the approval of the Advisory Organizational Documents Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Advisory Organizational Documents Proposals will not be effected. The Sponsor and the Initial Stockholders have agreed to vote any shares of Compute Health Common Stock owned by them in favor of each of the Advisory Organizational Documents Proposals. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.” After careful consideration, the Compute Health Board has determined that each of the Advisory Organizational Documents Proposals is fair to, advisable and in the best interests of Compute Health and its stockholders and unanimously recommends that you vote “FOR” each of these proposals.

Approval of the Exchange Proposal requires the affirmative vote of (i) a majority of the votes cast by the holders of Compute Health Common Stock present in person, online or represented by proxy at the Special Meeting and entitled to vote thereon and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, in each case assuming a quorum is present. Adoption of the Exchange Proposal is conditioned on the approval of each of the Required Transaction Proposals at the Special Meeting. The Business Combination is conditioned upon the approval of the Exchange Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Exchange Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Exchange Proposal will not be effected. The Business Combination is conditioned upon the approval of the Exchange Proposal, subject to the terms of the Business Combination Agreement. The Sponsor and the Initial Stockholders have

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agreed to vote any shares of Compute Health Common Stock owned by them in favor of the Exchange Proposal. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.” After careful consideration, the Compute Health Board has determined that the Exchange Proposal is fair to, advisable and in the best interests of Compute Health and its stockholders and unanimously recommends that you vote “FOR” this proposal.

Approval of the Equity Incentive Plan Proposal requires the affirmative vote of (i) a majority of the votes cast by the holders of Compute Health Common Stock present in person, online or represented by proxy at the Special Meeting and entitled to vote thereon and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, assuming in each case that a quorum is present. Adoption of the Equity Incentive Plan Proposal is conditioned on the approval of each of the Required Transaction Proposals at the Special Meeting. The Business Combination is conditioned upon the approval of the Exchange Proposal, subject to the terms of the Business Combination Agreement. The Sponsor and the Initial Stockholders have agreed to vote any shares of Compute Health Common Stock owned by them in favor of the Equity Incentive Plan Proposal. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.” After careful consideration, the Compute Health Board has determined that the Equity Incentive Plan Proposal is fair to, advisable and in the best interests of Compute Health and its stockholders and unanimously recommends that you vote “FOR” this proposal.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of Compute Health Common Stock present in person, online or represented by proxy at the Special Meeting and entitled to vote thereon, assuming that a quorum is present. The Business Combination is conditioned upon the approval of the Adjournment Proposal, subject to the terms of the Business Combination Agreement. The Sponsor and the Initial Stockholders have agreed to vote their shares of Compute Health Class B Common Stock and any other shares of Compute Health Common Stock owned by them in favor of the Adjournment Proposal. After careful consideration, the Compute Health Board has determined that the Adjournment Proposal is fair to, advisable and in the best interests of Compute Health and its stockholders and unanimously recommends that you vote “FOR” this proposal.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you have any questions or need assistance voting your shares, please contact Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400.

Thank you for your participation. We look forward to your continued support.

                    , 2023

By Order of the Board of Directors,

Omar Ishrak Chairman

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD COMPUTE HEALTH CLASS A COMMON STOCK THROUGH COMPUTE HEALTH UNITS, ELECT TO SEPARATE YOUR COMPUTE HEALTH UNITS INTO THE UNDERLYING SHARES OF COMPUTE HEALTH CLASS A COMMON STOCK AND

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COMPUTE HEALTH PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE SHARES OF COMPUTE HEALTH CLASS A COMMON STOCK, (II) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT THAT YOUR SHARES OF COMPUTE HEALTH CLASS A COMMON STOCK BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF COMPUTE HEALTH CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DTC’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE SHARES OF COMPUTE HEALTH CLASS A COMMON STOCK WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SUBSECTION ENTITLED “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

This notice was mailed by Compute Health on                , 2023.

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COMPUTE HEALTH ACQUISITION CORP.

A Delaware Corporation

1100 North Market Avenue, 4th Floor

Wilmington, Delaware 19890

NOTICE OF THE SPECIAL MEETING OF WARRANT HOLDERS

TO BE HELD ON                 , 2023

TO THE WARRANT HOLDERS OF COMPUTE HEALTH ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Warrant Holders Meeting”) of the warrant holders of Compute Health Acquisition Corp., a Delaware corporation (“Compute Health”, “we”, “us”, or “our”), will be held at         a.m., Eastern Time, on                 , 2023. For the purposes of the amended and restated certificate of incorporation of Compute Health, dated as of October 7, 2020 and amended as of December 5, 2022, the physical place of the meeting will be                 . You may attend the Warrant Holders Meeting and vote your shares electronically during the Warrant Holders Meeting via live webcast by visiting https://            . You will need the meeting control number that is printed on your proxy card to enter the Warrant Holders Meeting. You may also attend the meeting telephonically by dialing                . You are cordially invited to attend the Warrant Holders Meeting, which will be held for the following purposes:

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Warrant Holder Proposal 1 — Warrant Amendment Proposal — to consider and vote upon an amendment (the “Warrant Amendment”) to the warrant agreement that governs all of Compute Health’s outstanding warrants (the “Warrant Agreement”). The Warrant Amendment proposes to (i) amend the anti-dilution provisions of the Warrant Agreement by deleting section 4.5 of the Warrant Agreement, (ii) provide that, in connection with the Business Combination (as defined in the accompanying proxy statement/prospectus), each of the outstanding warrants of Compute Health, which currently entitle the holder thereof to purchase one share of Class A common stock, par value $0.0001 per share, of Compute Health at an exercise price of $11.50 per share (each, a “Compute Health Public Warrant” and, together with the warrants of Compute Health issued in a private placement that closed contemporaneously with our initial public offering, (the “Compute Health Private Warrants”), the “Compute Health Warrants”), will become exercisable for 1.420455 shares of New Allurion Common Stock at an exercise price of $11.50 per share, (iii) provide that, upon the completion of the Business Combination, each Compute Health Warrant Holder will be issued one-half of one New Allurion Public Warrant for each outstanding Compute Health Public Warrant held by such holder, and (iv) amend the term of the Compute Health Warrants such that they will expire six years after the consummation of the Business Combination, or earlier upon redemption or liquidation (collectively, the “Warrant Amendment Proposal”), the substantive text of which is attached to the accompanying proxy statement/prospectus as Annex D; and

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Warrant Holder Proposal 2 — Warrant Holders Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, the Warrant Amendment Proposal would not be duly approved and adopted by the requisite holders of each of (i) the Compute Health Public Warrants and (ii) the Compute Health Private Warrants (all holders of Compute Health Public Warrants and Compute Health Private Warrants, the “Compute Health Warrant Holders”) (the “Warrant Holders Adjournment Proposal” and, together with the Warrant Amendment Proposal, the “Warrant Holder Proposals”).

Only holders of record of Compute Health Warrants at the close of business on July 3, 2023 are entitled to notice of and to vote and have their votes counted at the Warrant Holders Meeting and any adjournment of the Warrant Holders Meeting.

The resolutions to be voted upon in person or by proxy at the Warrant Holders Meeting relating to the above proposals are set forth in the accompanying proxy statement/prospectus sections entitled “Warrant Holder

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Proposal 1: The Warrant Amendment Proposal” and “Warrant Holder Proposal 2: The Warrant Holders Adjournment Proposal,” respectively.

We will provide you with the accompanying proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Warrant Holders Meeting and at any adjournment of the Warrant Holders Meeting. Whether or not you plan to attend the Warrant Holders Meeting, we urge you to read, when available, the accompanying proxy statement/prospectus, including the annexes, carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 90 of the accompanying proxy statement/prospectus.

All Compute Health Warrant Holders are cordially invited to attend the Warrant Holders Meeting. To ensure your representation at the Warrant Holders Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a Compute Health Warrant Holder of record holding one or more Compute Health Warrants on July 3, 2023, you may also cast your vote in person at the Warrant Holders Meeting. If your Compute Health Warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your Compute Health Warrants or, if you wish to attend the Warrant Holders Meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, your Compute Health Warrants will not be voted.

Approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 50% of each of (i) the outstanding Compute Health Public Warrants and (ii) the outstanding Compute Health Private Warrants. Approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of at least 50% of each of (i) the Compute Health Public Warrants and (ii) the Compute Health Private Warrants, present in person, online or represented by proxy at the Warrant Holders Meeting, with such votes cast by Compute Health Warrant Holders present or represented by proxy and entitled to vote at the Warrant Holders Meeting.

Your vote is important regardless of the number of Compute Health Warrants you own. Whether you plan to attend the Warrant Holders Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your Compute Health Warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the Compute Health Warrants you beneficially own are properly counted.

If you have any questions or need assistance voting your Compute Health Warrants, please contact Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

Omar Ishrak Chairman

This notice was mailed by Compute Health on                 , 2023.

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ADDITIONAL INFORMATION

If you have questions about the Business Combination, the Special Meeting or the Warrant Holders Meeting, or if you need to obtain copies of the enclosed proxy statement/prospectus, proxy cards or other information regarding Compute Health, you may contact Compute Health’s proxy solicitor listed below. You will not be charged for any of the documents you request.

Morrow Sodali

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: CPUH.info@investor.morrowsodali.com

In order for you to receive timely delivery of the documents in advance of the Special Meeting or the Warrant Holders Meeting, as applicable, each to be held on                 , 2023, you must request the information no later than                  business days prior to the date of the Special Meeting and Warrant Holders Meeting, by                 , 2023.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS

When used in this proxy statement/prospectus, unless the context otherwise requires:

“2023 Equity Incentive Plan” refers to the New Allurion 2023 Stock Option and Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex G.

“2023 ESPP” refers to the New Allurion 2023 Employee Stock Purchase Plan.

“Additional Class B Holders” refers to the persons set forth on Schedule I of the Sponsor Support Agreement, being each of the independent directors of Compute Health.

“Adjournment Proposal” refers to the Stockholder Proposal to be considered at the Special Meeting to adjourn the Special Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based on the tabulated vote at the time of the Special Meeting, any of the Required Transaction Proposals would not be duly approved and adopted by Compute Health Stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.

“Advisory Organizational Documents Proposals” refers to the proposals to approve, on a non-binding advisory basis, the following governance provisions in the Proposed Charter and the Proposed Bylaws, which are being presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions: (i) the proposal to change the corporate name of New Allurion to “Allurion Technologies, Inc.” from and after the time of the Business Combination; (ii) the proposal to increase New Allurion’s capitalization so that it will have 1,000,000,000 authorized shares of New Allurion Common Stock and 100,000,000 authorized shares of New Allurion Preferred Stock; (iii) the proposal to divide the New Allurion Board into three classes with staggered three-year terms; (iv) the proposal to provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66 2/3% of New Allurion’s then-outstanding shares of capital stock entitled to vote at an election of directors; (v) the proposal to not include in the Proposed Charter any requirement that New Allurion be dissolved and liquidated 30 months following the closing of its initial public offering, and to not include in the Proposed Charter provisions applicable only to blank check companies; (vi) the proposal to provide that New Allurion stockholders may only act by holding a stockholders meeting; and (vii) the proposal to provide that (a) the New Allurion Board would be expressly authorized to adopt, amend, alter or repeal the Proposed Bylaws on an affirmative vote of the majority of directors and (b) the Proposed Bylaws could be amended or repealed by New Allurion stockholders by the affirmative vote of the holders of at least 66 2/3% of the then outstanding shares of capital stock of New Allurion entitled to vote on such amendment or repeal, voting together as a class, in each case, to take effect upon the Closing Date if the Organizational Documents Proposal is approved.

“Aggregate Consideration” refers to the aggregate consideration consisting of (i) up to 37,812,000 shares of New Allurion Common Stock to be issued to Allurion stockholders or to be reserved for issuance in respect of certain options, restricted stock units and warrants of Allurion, the obligations of which the Surviving Corporation will assume, (ii) up to 9,000,000 additional shares of New Allurion Common Stock that may be issued following the Closings, subject to certain vesting criteria, and (iii) net debt of Allurion which the Surviving Corporation will assume and which as of December 31, 2022 was approximately $46.8 million.

“Aggregate Intermediate Merger Closing Merger Consideration” refers to a number of shares of New Allurion Common Stock equal to (a) 37,812,000 minus (b) the Allocated Shares.

“AI” refers to artificial intelligence.

“Allocated Shares” means a number of shares of New Allurion Common Stock equal to the Backstop Shares plus the Net Closing Cash Shares; provided that, if the Backstop Percentage equals one hundred percent (100%), then Allocated Shares means a number of shares of New Allurion Common Stock equal to greater of (a) the Backstop Shares or (b)(i) 1,500,000 multiplied by (ii) the Net Closing Cash Percentage, rounded down to the nearest whole share.

“Allurion” refers to Allurion Technologies, Inc., a Delaware corporation.

“Allurion Acquisition Proposal” refers to any inquiry, proposal or offer (written or oral) with respect to (i) any transaction or series of related transactions under which any person(s), directly or indirectly, acquires or otherwise purchases (a) Allurion or (b) 15% or more of the assets or businesses of Allurion and its subsidiaries, taken as a whole (in the case of each of clause (a) and (b), whether by merger, consolidation, recapitalization, purchase, business combination or issuance of equity securities, tender offer or otherwise), or (ii) 15% or more of any class of equity securities of Allurion or any of its subsidiaries.

“Allurion Balloon” refers to the swallowable, procedure-less intragastric balloon for weight loss developed by Allurion.

“Allurion Board” refers to the board of directors of Allurion.

“Allurion Cancelled Shares” refers to the Allurion Shares held immediately prior to the Intermediate Merger Effective Time by Allurion as treasury stock or held by any subsidiary of Allurion, that, at the Intermediate Merger Effective Time, by virtue of the Intermediate Merger and without any action on the part of any party or any other person, shall be canceled and extinguished, with no consideration being paid with respect thereto.

“Allurion Certificate of Incorporation” refers to the Fifth Amended and Restated Certificate of Incorporation of Allurion, dated July 23, 2021, as amended by that certain Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Allurion, dated December 29, 2021 and that certain Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of Allurion, dated March 1, 2023.

“Allurion Common Stock” refers to the common stock, par value $0.0001 per share, of Allurion.

“Allurion Convertible Notes” refers to the outstanding convertible unsecured promissory notes issued by Allurion pursuant to that certain (i) Convertible Note Purchase Agreement, dated December 22, 2021, by and among Allurion and the investors listed on Exhibit A thereto or (ii) Convertible Note Purchase Agreement, dated February 15, 2023, by and among Allurion and the investors listed on Exhibit A thereto.

“Allurion Convertible Notes Conversion” refers to the conversion of the outstanding principal and accrued but unpaid interest on the Allurion Convertible Notes into the applicable number of shares of Allurion Common Stock provided for under the terms of such Allurion Convertible Notes, immediately prior to the Intermediate Merger Effective Time.

“Allurion D&O Expenses” refers to any fees, costs and expenses related to directors’ and officers’ liability insurance with respect to the individuals who, as of immediately prior to the Intermediate Merger Effective Time or at any time prior to such time, were directors or officers of Allurion or any of its subsidiaries, including in respect of Allurion’s “tail” policy or policies providing directors’ and officers’ liability insurance coverage.

“Allurion Disclosure Schedules” refers to the disclosure schedules to the Business Combination Agreement delivered to Compute Health and each Merger Sub by Allurion and New Allurion on the date of the Business Combination Agreement.

“Allurion Dissenting Shares” refers to the shares of Allurion capital stock held by Allurion Stockholders who neither voted in favor of the Intermediate Merger nor consented thereto in writing and who have demanded properly in writing appraisal for such shares of Allurion capital stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights.

“Allurion Equity Plans” refers to Allurion’s Amended and Restated 2020 Stock Option and Grant Plan and 2010 Stock Incentive Plan, in each case, as amended or restated from time to time.

“Allurion Expenses” refers to, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of Allurion or any of its subsidiaries, whether or not due and payable, and not otherwise expressly allocated to a CPUH Party pursuant to the terms of the Business Combination Agreement or any Ancillary Document, in connection with the negotiation, preparation or execution of the Business Combination Agreement or any Ancillary Documents, the performance of its covenants or agreements in the Business Combination Agreement or any Ancillary Document or the consummation of the transactions contemplated thereby, including (a) the fees, costs, commissions and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, finders, consultants, or other agents or service providers of Allurion, (b) any change of control payment (including the employer portion of any payroll, social security or similar taxes related thereto) and (c) reimbursement of fees and expenses of (i) RTW pursuant to the terms of the Revenue Interest Financing Agreement and (ii) Fortress pursuant to the terms of the Fortress Bridging Agreement. Notwithstanding the foregoing or anything to the contrary in the Business Combination Agreement, Allurion Expenses do not include any CPUH Expenses, D&O Expenses, New Equity Incentive Fees, Registration Statement Expenses or Warrantholder Solicitation Expenses.

“Allurion Options” refers to, as of any determination time, each option to purchase shares of Allurion Common Stock granted to any current or former director, manager, officer, employee or other service provider of Allurion or any of its subsidiaries that is outstanding and unexercised as of immediately prior to the Intermediate Merger Effective Time.

“Allurion Preferred Stock” refers to, collectively, the Allurion Series A Preferred Stock, the Allurion Series A-1 Preferred Stock, the Allurion Series B Preferred Stock, the Allurion Series C Preferred Stock, Allurion Series D-1 Preferred Stock, the Allurion Series D-2 Preferred Stock and the Allurion Series D-3 Preferred Stock.

“Allurion RSU Award” refers to all outstanding restricted stock unit awards denominated in shares of Allurion Common Stock immediately prior to the Intermediate Merger Effective Time, whether or not vested, granted pursuant to the Allurion Equity Plans.

“Allurion Series A Preferred Stock” refers to preferred stock, par value $0.0001 per share, of Allurion designated as “Series A Preferred Stock” pursuant to the Allurion Certificate of Incorporation.

“Allurion Series A-1 Preferred Stock” refers to preferred stock, par value $0.0001 per share, of Allurion designated as “Series A-1 Preferred Stock” pursuant to the Allurion Certificate of Incorporation.

“Allurion Series B Preferred Stock” refers to preferred stock, par value $0.0001 per share, of Allurion designated as “Series B Preferred Stock” pursuant to the Allurion Certificate of Incorporation.

“Allurion Series C Preferred Stock” refers to preferred stock, par value $0.0001 per share, of Allurion designated as “Series C Preferred Stock” pursuant to the Allurion Certificate of Incorporation.

“Allurion Series D-1 Preferred Stock” refers to preferred stock, par value $0.0001 per share, of Allurion designated as “Series D-1 Preferred Stock” pursuant to the Allurion Certificate of Incorporation.

“Allurion Series D-2 Preferred Stock” refers to preferred stock, par value $0.0001 per share, of Allurion designated as “Series D-2 Preferred Stock” pursuant to the Allurion Certificate of Incorporation.

“Allurion Series D-3 Preferred Stock” refers to preferred stock, par value $0.0001 per share, of Allurion designated as “Series D-3 Preferred Stock” pursuant to the Allurion Certificate of Incorporation.

“Allurion Shares” refers to, collectively, the shares of Allurion Common Stock and Allurion Preferred Stock.

“Allurion Stockholder Approval” refers to the approval of the Business Combination Agreement, the Ancillary Documents to which Allurion will be a party and the transactions contemplated thereby by the Requisite Allurion Stockholders.

“Allurion Stockholders” refers to the holders of Allurion Shares.

“Allurion Support Agreement” refers to the stockholder support agreement, dated as of February 9, 2023, by and among Allurion and certain Allurion Stockholders, a copy of which is attached to this proxy statement/prospectus as Annex F.

“Allurion Warrants” refers to the warrants exercisable for a number of shares of Allurion Common Stock or Allurion Preferred Stock.

“Amended and Restated RTW Side Letter” refers to that certain letter agreement, dated as of May 2, 2023, by and among Allurion, New Allurion, Compute Health, Merger Sub II, and RTW, as may be further amended or restated from time to time.

“Ancillary Documents” refers to the Investor Rights Agreement, the PIPE Subscription Agreements, the Sponsor Support Agreement, the Non-Redemption Agreement, the Allurion Support Agreement, the Revenue Interest Financing Agreement, the Fortress Bridging Agreement, the Warrant Assumption Agreement, the Backstop Agreement, the Termination Agreements, the RSU Forfeiture Agreement, the Contribution Agreements, the Amended and Restated RTW Side Letter and the Fortess Letter Agreement, and each other agreement, document, instrument or certificate contemplated by the Business Combination Agreement executed or to be executed in connection with the transactions contemplated thereby.

“Assumed Warrants” refers to the warrants to acquire a number of shares of New Allurion Common Stock in an amount and at an exercise price as set forth on an allocation schedule to be delivered by Allurion to Compute Health, which will be converted from Allurion Warrants at the Intermediate Merger Effective Time.

“Available Closing Cash” refers to, without duplication, an amount equal to, as of immediately prior to the Intermediate Merger Effective Time and after the CPUH Merger Effective Time: (a) the funds contained in the Trust Account (after reduction for the aggregate amount of payments made, or required to be made, in connection with redemptions by the holders of Compute Health Class A Common Stock in connection with the Business Combination, as contemplated by the Compute Health Existing Organizational Documents), plus (b) the amount of funds available pursuant to the PIPE Investment, plus (c) the amount of funds available to Allurion as of the Intermediate Merger Closing pursuant to the Revenue Interest Financing, plus (d) (A) the amount of funds available to Allurion as of the Intermediate Merger Closing pursuant to the Fortress Financing, less (B) the amount payable to Runway in connection with the repayment and termination of the indebtedness under the Runway Loan, plus (e) if Allurion raises more than $15 million of net proceeds in connection with the Incremental Financing, an amount equal to the lesser of such excess and the amount of Allurion’s cash on hand immediately prior to the Intermediate Merger Closing.

“Backstop Agreement” refers to the Backstop Agreement, dated as of May 2, 2023, by and among RTW, the Fortress Investor, Allurion, New Allurion, and HVL, pursuant to which the Backstop Purchasers have agreed to purchase up to an aggregate of $4.0 million of the HVL Bridge Note at the Backstop Closing.

“Backstop Amount” refers to the aggregate principal amount of the HVL Bridge Note purchased by each Backstop Purchaser pursuant to the Backstop Agreement.

“Backstop Closing” refers to the closing of the Backstop Purchasers’ purchase from HLV of the relevant portion of the HLV Bridge Note, as contemplated by the Backstop Agreement, which will take place at the same time, on the same date and concurrently with but immediately prior to the Intermediate Merger Closing.

“Backstop Closing Date” refers to the date on which the Backstop Closing occurs.

“Backstop Percentage” means the percentage obtained by the following calculation: (a) the Backstop Amount divided by (b) $4,000,000; provided, that the Backstop Percentage shall not exceed one hundred percent (100%).

“Backstop Purchasers” refers to, collectively, the Fortress Investor and RTW.

“Backstop Shares” refers to the number of shares of New Allurion Common Stock that, subject to the terms and conditions of the Backstop Agreement, New Allurion will issue to each Backstop Purchaser, determined as follows: (a) in the event that the Backstop Amount for each Backstop Purchaser is equal to its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of New Allurion Common Stock equal to the greater of (i) 700,000 shares of New Allurion Common Stock and (ii) the Conditional Additional New Allurion Shares issuable (x) in the case of the Fortress Investor, to the Fortress Investor or its applicable affiliate pursuant to the Term Loan Credit Agreement and (y) in the case of RTW, to RTW pursuant to the Amended and Restated RTW Side Letter; provided that, in the event that for any reason the aggregate number of shares issuable to the Fortress Investor pursuant to clause (ii) above is greater than the aggregate number of shares issuable to RTW pursuant to clause (ii), or vice versa, the Backstop Purchaser that would receive the lesser aggregate number of shares shall instead receive the higher number of aggregate shares so that, pursuant to such clause (ii), each of the Fortress Investor and RTW shall receive the same aggregate number of shares of New Allurion Common Stock; or (b) in the event that the Backstop Amount for each Backstop Purchaser is less than its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion Common Stock equal to (i) 700,000 multiplied by a fraction having (x) a numerator equal to such Backstop Purchaser’s Backstop Amount and (y) a denominator equal to 2,000,000.

“BCA Amendment” refers to the amendment to the Business Combination Agreement, dated as of May 2, 2023, by and among Compute Health, Merger Sub I, Merger Sub II, Allurion and New Allurion, a copy of which is attached to this proxy statement/prospectus as Annex A-1.

“Bridge Notes” refers to $19.3 million aggregate principal amount of convertible unsecured promissory notes sold in a private placement by Allurion to various investors from February 15, 2023 until June 26, 2023.

“Business Combination” refers to the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” refers to the Existing Business Combination Agreement, as amended by the BCA Amendment, and as the same has been or may be further amended or modified, supplemented or waived, from time to time.

“Business Combination Proposals” refers to three separate proposals to approve the Business Combination and approve and adopt the Business Combination Agreement, pursuant to which, subject to the terms and conditions set forth therein, the Business Combination will be effected in three steps: (a) subject to, among other things, the approval and adoption of the Business Combination Agreement by the Compute Health Stockholders, Compute Health will merge with and into New Allurion, with New Allurion surviving the CPUH Merger as a publicly listed entity and becoming the sole owner of each Merger Sub; (b) at least three hours following the consummation of the CPUH Merger, Merger Sub I will merge with and into Allurion, with Allurion surviving the Intermediate Merger and becoming a direct, wholly-owned subsidiary of New Allurion; and (c) thereafter, Allurion will merge with and into Merger Sub II, with Merger Sub II surviving the Final Merger and remaining a direct, wholly-owned subsidiary of New Allurion.

“Business Day” refers to a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“Chardan Equity Facility” refers to the equity facility agreement New Allurion intends to enter into with Chardan Capital Markets LLC (“Chardan”) on the Closing Date, pursuant to which New Allurion will agree to issue and sell and Chardan will agree to purchase up to $100.0 million of freely tradable shares of New Allurion Common Stock.

“Closing Date” refers to the date on which the Closings take place.

“Closings” refers to, collectively, the closing of each of the CPUH Merger, the Intermediate Merger and the Final Merger.

“Code” refers to the Internal Revenue Code of 1986, as amended.

“Compute Health” refers to Compute Health Acquisition Corp., a Delaware corporation.

“Compute Health Acquisition Proposal” refers to any inquiry, proposal or offer (written or oral) with respect to any transaction or series of related transactions under which Compute Health or any of its affiliates, directly or indirectly, (i) acquires or otherwise purchases any other person(s), (ii) engages in a business combination with any other person(s), or (iii) acquires or otherwise purchases at least a majority of the voting securities of such person(s) or all or substantially all of the assets or businesses of any other person(s).

“Compute Health Board” refers to the Board of Directors of Compute Health.

“Compute Health Board recommendation” refers to the Compute Health Board’s recommendation to its stockholders that they approve the proposals contained in this proxy statement/prospectus.

“Compute Health Cancelled Shares” refers to the shares of Compute Health Common Stock held immediately prior to the CPUH Merger Effective Time by Compute Health as treasury stock or held by any subsidiary of Compute Health, that, at the CPUH Merger Effective Time, by virtue of the CPUH Merger and without any action on the part of any party or any other person, shall be canceled and extinguished, with no consideration being paid with respect thereto.

“Compute Health Certificate of Incorporation” refers to the Amended and Restated Certificate of Incorporation of Compute Health, dated as of February 4, 2021, as amended by that certain Certificate of Amendment of Amended and Restated Certificate of Incorporation of Compute Health, dated as of December 5, 2022.

“Compute Health Class A Common Stock” refers to the Class A common stock, par value $0.0001 per share, of Compute Health issued in the IPO.

“Compute Health Class B Common Stock” refers to the Class B common stock, par value $0.0001 per share, of Compute Health.

“Compute Health Common Stock” refers to the Compute Health Class A Common Stock and the Compute Health Class B Common Stock.

“Compute Health D&O Expenses” refers to any fees, costs and expenses related to directors’ and officers’ liability insurance with respect to the individuals who, as of immediately prior to the CPUH Merger Effective Time or at any time prior to such time, were directors or officers of any CPUH Party, including in respect of Compute Health’s “tail” policy or policies providing directors’ and officers’ liability insurance coverage.

“Compute Health Dissenting Shares” refers to the shares of Compute Health capital stock held by Compute Health Stockholders who neither voted in favor of the CPUH Merger nor consented thereto in writing and who have demanded properly in writing appraisal for such shares of Compute Health capital stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights.

“Compute Health Existing Organizational Documents” refers to (i) the Compute Health Certificate of Incorporation and (ii) the Bylaws of Compute Health.

“Compute Health Private Warrants” refers to the warrants of Compute Health issued in a private placement that closed contemporaneously with the IPO, each entitling the holder thereof to purchase one share of Compute Health Class A Common Stock at an exercise price of $11.50, subject to adjustment as set forth in the Warrant Agreement.

“Compute Health Public Warrants” refers to the warrants of Compute Health issued as part of the Compute Health Units in the IPO, each entitling the holder thereof to purchase one share of Compute Health Class A Common Stock at an exercise price of $11.50, subject to adjustment as set forth in the Warrant Agreement.

“Compute Health Stockholders” refers to the holders of Compute Health Common Stock.

“Compute Health Units” refers to the units issued in the IPO, each comprised of one share of Compute Health Class A Common Stock and one-quarter of one Compute Health Public Warrant.

“Compute Health Warrant Holder” refers to the holder of a Compute Health Warrant.

“Compute Health Warrants” refers to the Compute Health Public Warrants and the Compute Health Private Warrants.

“Conditional Additional New Allurion Shares” refers to (i) with respect to Fortress, a number of additional shares of New Allurion Common Stock exceeding the 250,000 shares of New Allurion Common Stock that, at the consummation of the Business Combination, will be issued to Fortress or its applicable affiliate pursuant to the Term Loan Credit Agreement, in a maximum amount not to exceed 750,000 shares of New Allurion Common Stock, that may be issuable to Fortress or its applicable affiliate pursuant to the Term Loan Credit Agreement; and (b) with respect to RTW, a number of additional shares of New Allurion Common Stock exceeding the 250,000 shares of New Allurion Common Stock that, at the consummation of the Business Combination, will be issued to RTW pursuant to the Amended and Restated RTW Side Letter, in a maximum amount not to exceed 750,000 shares of New Allurion Common Stock, that may be issuable to RTW pursuant to the Amended and Restated RTW Side Letter.

“Consent Solicitation” refers to the solicitation of the consent of the holders of Compute Health Warrants to certain changes to the Warrant Agreement as described in this proxy statement/prospectus.

“Contingency Shares” refers to the up to 9,000,000 shares of New Allurion Common Stock, (i) an aggregate of 4,500,000 of which shall be made available to the Eligible Allurion Equityholders if, during the Earnout Period, the VWAP of New Allurion Common Stock on the NYSE, or any other national securities exchange on which the shares of New Allurion Common Stock are then traded, is greater than or equal to $15.00 over any 20 trading days within any consecutive 30 trading day period, and (ii) an aggregate of an additional 4,500,000 of which shall be made available to the Eligible Allurion Equityholders if, during the Earnout Period, the VWAP of New Allurion Common Stock on the NYSE, or any other national securities exchange on which the shares of New Allurion Common Stock are then traded, is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period.

“Contribution Agreements” refers to the Gaur Contribution Agreement and the Sponsor Contribution Agreement.

“CPUH Exchange Ratio” refers to 1.420455.

“CPUH Expenses” refers to, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of any CPUH Party, whether or not due and payable, and not otherwise expressly allocated to Allurion or New Allurion pursuant to the terms of the Business Combination Agreement or any Ancillary Document, in connection with the negotiation, preparation or execution of the Business Combination Agreement or any Ancillary Documents, the performance of its covenants or agreements in the Business Combination Agreement or any Ancillary Document or the consummation of the transactions contemplated thereby, including (a) deferred underwriting commissions disclosed in any Compute Health SEC reports, (b) the fees, costs, commissions and expenses of outside legal counsel, accountants, advisors, brokers, finders, investment bankers, consultants, the Trustee and transfer or exchange agent, as applicable, or other agents or service providers of any CPUH Party, (c) incurred in connection with the PIPE Investment, including any cash financing fees or third-party advisory expenses in connection therewith and (d) CPUH Extension Expenses (excluding any Sponsor Loans that convert into shares of New Allurion Common Stock in accordance with the Business Combination Agreement). Notwithstanding the foregoing or anything to the contrary in the Business Combination Agreement, CPUH Expenses shall not include any Allurion Expenses, Subscription Agreement Enforcement Expenses, Registration Statement Expenses, D&O Expenses, New Equity Incentive Fees, Warrantholder Solicitation Expenses or any fees, expenses, commissions or other amounts under any Sponsor Loans.

“CPUH Extension Approval” refers to the approval of the Compute Health Stockholders at a special meeting of Compute Health Stockholders of a proposal to, among other things, amend the governing documents of Compute Health to extend the date by which Compute Health has to consummate a business combination from February 9, 2023 to the date set forth in the CPUH Extension Proxy Statement.

“CPUH Extension Expenses” refers to, as of any determination time, the aggregate amount of fees, expenses, or other amounts incurred by or on behalf of any CPUH Party or the Sponsor in connection with the CPUH Extension Proxy Statement or CPUH Extension Approval, including (a) the preparation, filing and distribution of the CPUH Extension Proxy Statement, (b) amounts outstanding under any unsecured promissory notes issued by Compute Health to the Sponsor, and (c) the fees, costs, commissions and expenses of outside legal counsel, accountants, advisors, brokers, finders, investment bankers, consultants, the Trustee and transfer or exchange agent, as applicable, or other agents or service providers of any CPUH Party.

“CPUH Extension Proxy Statement” refers to the definitive proxy statement in connection with the CPUH Extension Approval as filed by Compute Health with the SEC on November 4, 2022, as may be amended or supplemented.

“CPUH Merger” refers to the merger, on the Closing Date, of Compute Health with and into New Allurion, with New Allurion surviving the merger as a publicly listed entity.

“CPUH Merger Certificate of Merger” refers to the certificate of merger to be executed and filed with the Secretary of State of the State of Delaware with respect to the CPUH Merger.

“CPUH Merger Closing” refers to the closing of the CPUH Merger.

“CPUH Merger Effective Time” refers to the date and time at which the CPUH Merger becomes effective.

“CPUH Parties” refers to, collectively, Compute Health and the Merger Subs.

“CPUH Recapitalization” refers to (i) each of the 21,442,500 shares of Compute Health Class B Common Stock and all 12,833,333 Compute Health Private Warrants held by the Sponsor and (ii) each of the 90,000 shares of Compute Health Class B Common Stock held by the Additional Class B Holders, in the aggregate, immediately prior to the CPUH Merger Effective Time being exchanged and converted into, in the aggregate, 2,151,687 shares of Compute Health Class A Common Stock, in each case, immediately prior to the transactions contemplated by the Sponsor Contribution Agreement and pursuant to the terms of the Sponsor Support Agreement.

“D&O Expenses” refers to Allurion D&O Expenses and Compute Health D&O Expenses.

“DGCL” refers to the Delaware General Corporation Law, as amended.

“dollars” or “$” refers to U.S. dollars.

“Earnout Period” refers to the date New Allurion’s Resale Registration Statement with respect to the resale of any New Allurion Common Stock issued pursuant to the PIPE Investment is declared effective by the SEC until five years after such date.

“Eligible Allurion Equityholders” refers to the Allurion Stockholders, holders of Allurion RSU Awards, holders of Assumed Warrants and holders of vested Allurion Options.

“Equity Incentive Plan Proposal” refers to the proposal to approve, assuming the Business Combination Proposals, the Exchange Proposal, and the Organizational Documents Proposal are approved and adopted, the 2023 Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex G.

“Exchange Proposal” refers to the proposal to approve, assuming the Business Combination Proposals and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the NYSE, the issuance of (i) up to 37,812,000 shares of New Allurion Common Stock in the Intermediate Merger pursuant to the terms of the Business Combination Agreement, (ii) 5,386,695 shares of New Allurion Common Stock to the PIPE Investors pursuant to the PIPE Subscription Agreements, (iii) up to 3,602,114 shares of New Allurion Common Stock, in the aggregate, to the Sponsor and the independent directors of Compute Health, assuming the maximum amount allowable in the Sponsor Loan Conversion and the minimum number of shares of Compute Health Class A Common Stock are contributed by the Sponsor to Compute Health pursuant to the Sponsor Contribution Agreement, (iv) 13,101,132 shares of New Allurion Common Stock to the Public Stockholders, (v) up to 1,500,000 shares of New Allurion Common Stock, in the aggregate, to RTW and Fortress or its affiliates pursuant to the Backstop Agreement, Amended and Restated RTW Side Letter or Term Loan Credit Agreement, as applicable, (vi) up to 1,600,000 shares of New Allurion Common Stock pursuant to HVL’s Termination Agreement, and (vii) up to 9,000,000 million shares of New Allurion Common Stock to the Eligible Allurion Equityholders if certain share price thresholds are achieved within five years after the effective date of the Resale Registration Statement.

“Existing Business Combination Agreement” refers to the Business Combination Agreement, dated as of February 9, 2023, by and among Compute Health, Merger Sub I, Merger Sub II, Allurion and New Allurion, a copy of which is attached to this proxy statement/prospectus as Annex A.

“Existing RTW Side Letter” refers to that certain letter agreement, dated February 9, 2023, by and among Allurion, New Allurion, Compute Health, Merger Sub II and RTW.

“FDA” refers to the U.S. Food and Drug Administration, or any successor agency thereto.

“Final Merger” refers to the merger, on the Closing Date, of Allurion with and into Merger Sub II, with Merger Sub II surviving the merger and remaining a direct, wholly-owned subsidiary of New Allurion.

“Final Merger Certificate of Merger” refers to the certificate of merger to be executed and filed with the Secretary of State of the State of Delaware with respect to the Final Merger.

“Final Merger Closing” refers to the closing of the Final Merger.

“Final Merger Effective Time” refers to the date and time at which the Final Merger becomes effective.

“Forfeited RSUs” means a number of Allurion RSU Awards held by Krishna Gupta, determined immediately following the consummation of the Business Combination and after giving effect to the exchange of such Allurion RSU Awards pursuant to the Business Combination Agreement based on the Intermediate Merger Exchange Ratio, equal in number to up to (a) 50,000 shares of New Allurion Common Stock (being one-sixth of the Hunter Closing Shares) plus (b) a number of shares of New Allurion Common Stock equal to one-third of the Additional Hunter Shares.

“Fortress” refers to Fortress Credit Corp. and/or one or more of its affiliates, as applicable.

“Fortress Bridging Agreement” refers to the Bridging Agreement, dated as of February 9, 2023, by and between Allurion and Fortress.

“Fortress Financing” refers to the term loan in an amount of up to $60 million to be provided by Fortress to New Allurion pursuant to and subject to the terms and conditions set forth in the Term Loan Credit Agreement.

“Fortress Incremental Amount” refers to the amount payable to Runway in connection with the repayment and termination of the indebtedness under the Runway Loan Documents.

“Fortress Investor” refers to CFIP2 ALLE LLC, an affiliate of Fortress Credit Corp. that is party to the Backstop Agreement and the Fortress Letter Agreement.

“Fortress Letter Agreement” refers to that certain letter agreement, dated as of May 2, 2023, by and between Allurion and the Fortress Investor, as amended or restated from time to time.

“GAAP” refers to United States generally accepted accounting principles, consistently applied.

“Gaur Contribution Agreement” refers to that certain Contribution Agreement by and between New Allurion and The Shantanu K. Gaur Revocable Trust of 2021 (the “Gaur Trust”), dated as of May 2, 2023, pursuant to which the Gaur Trust has agreed to contribute certain shares of New Allurion Common Stock to New Allurion as a contribution to capital, effective immediately following the Closings and the issuance of New Allurion Common Stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement.

“HHS” refers to the U.S. Department of Health & Human Services.

“HIPAA” refers to the Health Insurance Portability and Accountability Act of 1996, as amended.

“Historical Rollover Equityholders” refers to the holders of shares of Allurion Common Stock that will be issued shares of New Allurion Common Stock, holders of Allurion Options who will be issued Rollover Options, holders of Allurion RSU Awards who will be issued Rollover RSU Awards and holders of Allurion Warrants who will be issued Rollover Warrants, in each case in the Business Combination.

“HVL” refers to Hunter Ventures Limited, an existing limited partner of a fund managed by Krishna Gupta, a member of the Allurion Board.

“Incremental Financing” refers to the additional financing in which Allurion has agreed to use reasonable best efforts to obtain gross cash proceeds of at least $15 million of additional financing pursuant to one or more private sales by Allurion of Allurion Common Stock or any other equity securities of Allurion which shall, in accordance with their terms and without any action or consent of any holder thereof or any other person, automatically convert into shares of Allurion Common Stock immediately prior to the Intermediate Merger Effective Time.

“Initial Financing” refers to the entry by Allurion into the Side Letters with the Side Letter Holders, pursuant to which, in the event the Side Letter Holders’ Bridge Notes converted in connection with the consummation of the Business Combination, the conversion rate for such Bridge Notes would be adjusted after the closing date of the Business Combination Agreement to provide each of the Side Letter Holders with additional shares of New Allurion Common Stock, in the event that the trading price of the shares of New Allurion Common Stock was lower than the Conversion Price, as adjusted for the Intermediate Merger Exchange Ratio.

“Initial Stockholders” refers to the Sponsor and Compute Health’s independent directors, who are the holders of all of the issued and outstanding shares of Compute Health Class B Common Stock.

“Interim Period” refers to the period of time from the date of the Business Combination Agreement to the Intermediate Merger Effective Time.

“Intermediate Merger” refers to the merger, on the Closing Date, of Merger Sub I with and into Allurion, with Allurion surviving the merger as a direct, wholly-owned subsidiary of New Allurion.

“Intermediate Merger Certificate of Merger” refers to the certificate of merger to be executed and filed with the Secretary of State of the State of Delaware with respect to the Intermediate Merger.

“Intermediate Merger Closing” refers to the closing of the Intermediate Merger.

“Intermediate Merger Effective Time” refers to the date and time at which the Intermediate Merger becomes effective.

“Intermediate Merger Exchange Ratio” refers to the ratio obtained by dividing (a) the Aggregate Intermediate Merger Closing Merger Consideration by (b) the Fully Diluted Company Capitalization (as defined in the Business Combination Agreement).

“Intermediate Merger Proposal” refers to the Business Combination Proposal to be considered at the Special Meeting to approve the Intermediate Merger.

“Intermediate Surviving Corporation” refers to Allurion, subsequent to the Intermediate Merger.

“Investor Rights Agreement” refers to the Investor Rights and Lock-up Agreement, to be entered into by and among New Allurion, the Sponsor, certain Allurion Stockholders and certain other persons, which will become effective upon the consummation of the Business Combination.

“IPO” refers to Compute Health’s initial public offering of Compute Health Units pursuant to the IPO registration statement and consummated on February 9, 2021.

“IPO Letter Agreement” refers to the letter agreement, dated as of February 9, 2021, by and between the Sponsor and the officers and directors of Compute Health at the time of the IPO.

“Leased Real Property” refers to material assets or properties, including all real property leased, sub-leased or licensed by Allurion and its subsidiaries, but excluding intellectual property.

“Maximum Purchase Amount” refers to, with respect to each Backstop Purchaser, up to $2.0 million aggregate principal of the HVL Bridge Note that such Backstop Purchaser may be required to purchase from HVL at the Backstop Closing pursuant to the Backstop Agreement.

“Medtronic” refers to Medtronic, plc.

“Medtronic Collaboration” refers to the collaboration entered into by and between Allurion and Medtronic pursuant to the Medtronic Sales Agency Agreement.

“Medtronic Sales Agency Agreement” refers to the Sales Agency Agreement, dated May 15, 2023, between Covidien AG, an affiliate of Medtronic, and Allurion.

“Merger Sub I” refers to Compute Health Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Compute Health.

“Merger Sub II” refers to Compute Health LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Compute Health.

“Merger Subs” refers to Merger Sub I and Merger Sub II.

“Mergers” refers to, collectively, the CPUH Merger, the Intermediate Merger, and the Final Merger.

“Net Closing Cash” refers to an amount equal to (a) the Available Closing Cash minus (b) the Unpaid Expenses.

“Net Closing Cash Condition” refers to the closing condition in the Business Combination Agreement that, as of immediately prior to Intermediate Merger Closing and after the CPUH Merger Closing, there be at least $70,000,000 in Net Closing Cash; provided that, if (a) Compute Health’s expenses exceed the amount set forth on an agreed expenses schedule, the Net Closing Cash Condition shall solely be a condition to the obligations of Allurion to consummate the business combination and (b) if Allurion’s expenses exceed the amount set forth on an agreed expenses schedule, the Net Closing Cash Condition shall solely be a condition to the obligations of Compute Health to consummate the Business Combination.

“Net Closing Cash Percentage” refers to the percentage obtained by the following calculation: (i) $100,000,000 minus (ii) Net Closing Cash, divided by $30,000,000; provided, that (i) if Net Closing Cash equals or exceeds $100,000,000, then the Net Closing Cash Percentage shall be deemed to be zero and (ii) the Net Closing Cash Percentage shall not exceed 100%.

“Net Closing Cash Shares” means a number of shares of New Allurion Common Stock equal to (a) (i) 1,500,000 minus (ii) the Backstop Shares multiplied by (b) the Net Closing Cash Percentage.

“New Allurion” refers to Allurion Technologies Holdings, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Allurion.

“New Allurion Board” refers to the board of directors of New Allurion, including, following the Closings, the board of directors of the Surviving Corporation.

“New Allurion Common Stock” refers to the shares of common stock, par value $0.0001 per share, of New Allurion after the CPUH Merger.

“New Allurion Preferred Stock” refers to the shares of preferred stock, par value $0.0001 per share, of New Allurion after the consummation of the CPUH Merger.

“New Allurion Public Warrants” refers to the Compute Health Public Warrants that will be assumed by New Allurion at the CPUH Merger Effective Time and thereafter each such assumed warrant will represent a warrant to purchase a number of shares of New Allurion Common Stock equal to the CPUH Exchange Ratio.

“New Allurion Warrants” refers to (i) the New Allurion Public Warrants and (ii) the Allurion Warrants that are assumed by New Allurion at the Intermediate Merger Effective Time, each exercisable for shares of New Allurion Common Stock.

“New Equity Incentive Fees” refers to all fees and expenses of the compensation consultant selected by Allurion in connection with the 2023 Equity Incentive Plan, together with all fees and expenses of the compensation consultant selected by Allurion in connection with the 2023 ESPP.

“Non-Redemption Agreement” refers to the non-redemption agreement, dated as of February 9, 2023, that was entered into by and among Compute Health, New Allurion and Medtronic.

“NYSE” refers to the New York Stock Exchange.

“Organizational Documents Proposal” refers to the proposal to be considered at the Special Meeting to approve and adopt, assuming the Business Combination Proposals, the Exchange Proposal, and the Equity Incentive Plan Proposal are approved and adopted, the Proposed Charter and Proposed Bylaws of New Allurion as the post-CPUH Merger company, which, if approved, would take effect substantially concurrently with the CPUH Merger Effective Time.

“Pandemic Measures” refers to any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, restrictions or requirements pursuant to any law, order, or directive of or by any governmental entity in connection with or in respect of COVID-19 or any other pandemic, epidemic, public health emergency or virus or disease outbreak.

“Parties” refers to, collectively, Compute Health, Allurion, the Merger Subs and New Allurion.

“PCAOB” refers to the Public Company Accounting Oversight Board.

“PIPE Investment” refers to the private placement pursuant to which PIPE Investors have committed to make a private investment in the aggregate amount of $37.9 million in public equity in the form of the PIPE Securities on the terms and conditions set forth in the PIPE Subscription Agreements.

“PIPE Investors” refers to the investors that have signed PIPE Subscription Agreements.

“PIPE Securities” refers to the shares of New Allurion Common Stock sold to the PIPE Investors pursuant to the PIPE Subscription Agreements.

“PIPE Subscription Agreements” refers to the subscription agreements, dated as of February 9, 2023, by and among Compute Health, New Allurion and the PIPE Investors, pursuant to which New Allurion has agreed to issue an aggregate of 5,386,695 shares of New Allurion Common Stock to the PIPE Investors following the CPUH Merger Closing and immediately prior to the Intermediate Merger Closing at a purchase price of $7.04 per share, as the same may be amended, modified, supplemented or waived from time to time in accordance with their terms.

“Proposed Bylaws” refers to the proposed new bylaws of New Allurion, as the surviving corporation in the CPUH Merger, a copy of which is attached to this proxy statement/prospectus as Annex C.

“Proposed Charter” refers to the proposed new certificate of incorporation of New Allurion, as the surviving corporation in the CPUH Merger, a copy of which is attached to this proxy statement/prospectus as Annex B.

“Proposed Organizational Documents” refers to the Proposed Bylaws and the Proposed Charter.

“Public Stockholders” refers to the holders of the shares of Compute Health Class A Common Stock.

“record date” refers to July 3, 2023, the date for determining (i) the Compute Health Stockholders entitled to receive notice of and to vote at the Special Meeting and (ii) the Compute Health Warrant Holders entitled to receive notice of and to vote at the Warrant Holders Meeting.

“redemption rights” refer to the rights of the Public Stockholders to demand redemption of their shares of Compute Health Class A Common Stock for cash in accordance with the procedures set forth in the Compute Health Certificate of Incorporation and this proxy statement/prospectus.

“Registration Statement Expenses” refers to any lodgement and filing fees in connection with the filing of this proxy statement/prospectus with the SEC, and any fees and expenses incurred in connection with the preparation and distribution of this proxy statement/prospectus.

“Requisite Allurion Stockholders” refers to the holders of at least (i) a majority of the outstanding Allurion Common Stock and Allurion Preferred Stock, voting together as a single class, (ii) a majority of the Allurion Series C Preferred Stock, voting separately, (iii) a majority of the Allurion Series A Preferred Stock, Allurion Series A-1 Preferred Stock, Allurion Series B Preferred Stock, Allurion Series D-1 Preferred Stock, Allurion Series D-2 Preferred Stock and Allurion Series D-3 Preferred Stock, voting together as a single class and (iv) one of Romulus Growth Allurion L.P. or Benon Group Ltd., voting separately.

“Resale Registration Statement” refers to the resale registration statement on Form S-1 to be filed with the SEC by New Allurion.

“Revenue Interest Financing” refers to the financing, in the initial amount equal to $40 million, to be provided by RTW to New Allurion, pursuant to and subject to the terms and conditions set forth in the Revenue Interest Financing Agreement.

“Revenue Interest Financing Agreement” refers to the Revenue Interest Financing Agreement, dated as of February 9, 2023, by and among Allurion and RTW.

“Rollover Options” refers to the options to purchase, on the same terms and conditions as were applicable to the Allurion Options immediately prior to the Intermediate Merger Effective Time, the number of shares of New Allurion Common Stock (rounded down to the nearest whole share) equal to the number of shares of Allurion Common Stock subject to the corresponding Allurion Option immediately prior to the Intermediate Merger Effective Time, which are expected to be converted from Allurion Options at the Intermediate Merger Effective Time.

“Rollover RSU Awards” refers to the awards covering shares of New Allurion Common Stock, which are expected to be converted from Allurion RSU Awards at the Intermediate Merger Effective Time.

“Rollover Warrants” refers to the warrants to acquire shares of New Allurion Common Stock, which are expected to be converted from the Allurion Warrants at the Intermediate Merger Effective Time.

“RSU Forfeiture Agreement” refers to the letter agreement, dated as of May 2, 2023, by and between Krishna Gupta, a member of the Allurion Board, and Allurion, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Mr. Gupta agreed to forfeit to Allurion the Forfeited RSUs.

“RTW” refers to, collectively, RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., and RTW Venture Fund Limited.

“Runway” refers to Runway Growth Finance Corp.

“Runway Loan” refers to Allurion’s indebtedness under the Runway Loan Documents.

“Runway Loan Documents” refers to the “Loan Documents” as defined in that certain Amended and Restated Loan and Security Agreement, dated as of December 30, 2021, as amended on June 9, 2022 and September 15, 2022, among Allurion, the other borrowers party thereto from time to time, the lenders party thereto from time to time and Runway, as administrative agent and collateral agent for the lenders party thereto.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Securities Act” refers to the Securities Act of 1933, as amended.

“Separate Class Vote Proposals” refers to the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Exchange Proposal, and the Equity Incentive Plan Proposal.

“Side Letter Holders” refers to certain of the holders of Bridge Notes, including RTW, HVL and Jason Gulbinas, who have entered into Side Letters with Allurion.

“Side Letters” refers to, collectively, the letter agreements entered into by Allurion with the Side Letter Holders, pursuant to which, in the event the Side Letter Holders’ Bridge Notes converted in connection with the consummation of the Business Combination, the conversion rate for such Bridge Notes would be adjusted after the Closing Date to provide each of the Side Letter Holders with additional shares of New Allurion Common Stock, in the event that the trading price of the shares of New Allurion Common Stock was lower than the Conversion Price, as adjusted for the Intermediate Merger Exchange Ratio.

“Special Meeting” refers to the special meeting of Compute Health to be held on                 at a.m., Eastern Time, to vote on the Stockholder Proposals. The Special Meeting will take place via live webcast at                 and telephonically by dialing                 . For the purposes of the Compute Health Certificate of Incorporation, the physical place of meeting will be                 .

“Sponsor” refers to Compute Health Sponsor LLC, a Delaware limited liability company.

“Sponsor Contribution Agreement” refers to that certain Contribution Agreement between Compute Health and the Sponsor, dated as of May 2, 2023, pursuant to which the Sponsor has agreed to contribute certain shares of Compute Health Class A Common Stock to Compute Health as a contribution to capital, effective immediately following the Sponsor Recapitalization and immediately prior to the CPUH Merger.

“Sponsor Loans” refers to loans borrowed by Compute Health from the Sponsor or any of its affiliates to meet Compute Health’s reasonable funding requirements pursuant to those certain promissory notes for working capital loans, dated April 6, 2021, July 28, 2022 and February 9, 2023.

“Sponsor Recapitalization” refers to the recapitalization of the Sponsor’s shares of Compute Health Class B Common Stock and Compute Health Private Warrants into shares of Compute Health Class A Common Stock, pursuant to and subject to the terms and conditions set forth in the Sponsor Support Agreement.

“Sponsor Support Agreement” refers to the Sponsor Support Agreement, by and among Compute Health, the Sponsor, Allurion, New Allurion and the Additional Class B Holders, dated as of February 9, 2023.

“Stockholder Proposals” refers to, collectively, (i) the Business Combination Proposals, (ii) the Organizational Documents Proposal, (iii) the Advisory Organizational Documents Proposals, (iv) the Exchange Proposal, (v) the Equity Incentive Plan Proposal, and (vi) the Adjournment Proposal.

“Subscription Agreement Enforcement Expenses” refers to any and all fees, expenses, commissions or other amounts required to be paid or incurred in connection with Compute Health and New Allurion, for the benefit of

Allurion, taking all necessary, legally available steps to enforce against any PIPE Investor the terms of that PIPE Investor’s PIPE Subscription Agreement if the PIPE Investor is in material breach of its obligations thereunder, including any material breach caused by the PIPE Investor’s failure to fund its Subscription Amount (as defined in its PIPE Subscription Agreement) at the time and in the amount required pursuant to its PIPE Subscription Agreement.

“Surviving Corporation” refers to New Allurion, subsequent to the CPUH Merger.

“Surviving Subsidiary Company” refers to Merger Sub II, subsequent to the Final Merger.

“Term Loan Credit Agreement” refers to the Credit and Guaranty Agreement, to be entered into by and among Allurion, as the borrower, the guarantors named therein, and Fortress.

“Termination Agreements” refers to those certain letter agreements, each dated as of May 2, 2023, pursuant to which the Side Letters previously entered into by the Side Letter Holders were terminated.

“Termination Date” refers to August 7, 2023.

“Transfer Agent” refers to Continental Stock Transfer & Trust Company.

“Trust Account” refers to the trust account of Compute Health which holds the net proceeds from the IPO and certain of the proceeds from the sale of the Compute Health Private Warrants, together with interest earned thereon, less amounts released to pay taxes.

“Trust Agreement” refers to the Investment Management Trust Agreement, dated February 4, 2021, between Compute Health and the Transfer Agent.

“Trustee” refers to Continental Stock Transfer & Trust Company.

“Unpaid Allurion Expenses” refers to the Allurion Expenses that are unpaid as of the relevant determination date.

“Unpaid CPUH Expenses” refers to the CPUH Expenses that are unpaid as of the relevant determination date.

“Unpaid Expenses” refers to the Unpaid CPUH Expenses and Unpaid Allurion Expenses, in each case, as of immediately prior to the Intermediate Merger Closing.

“VWAP” refers to volume weighted average price of a security on the NYSE, or any other national securities exchange on which such securities are then traded, as applicable.

“Warrant Agent” refers to Continental Stock Transfer & Trust Company.

“Warrant Agreement” refers to the Warrant Agreement, dated February 4, 2021, by and between Compute Health and the Warrant Agent.

“Warrant Amendment Proposal” refers to the proposal to (i) amend the anti-dilution provisions of the Warrant Agreement by deleting section 4.5 of the Warrant Agreement, (ii) provide that, upon the completion of the Business Combination, each of the outstanding Compute Health Public Warrants, which currently entitle the holder thereof to purchase one share of Compute Health Class A Common Stock at an exercise price of $11.50 per share, will become exercisable for 1.420455 shares of New Allurion Common Stock at an exercise price of $11.50 per share, (iii) provide that, upon the completion of the Business Combination, each Compute Health Warrant Holder will be issued one-half of one New Allurion Public Warrant for each outstanding Compute Health Public Warrant held by such holder, and (iv) amend the term of the Compute Health Warrants such that they will expire six years after the consummation of the Business Combination, or earlier upon redemption or liquidation.

“Warrant Assumption Agreement” refers to the Warrant Assignment, Assumption and Amendment Agreement, to be entered into by and among Compute Health, New Allurion and the Warrant Agent in connection with the CPUH Merger Closing.

“Warrant Holders Adjournment Proposal” refers to the proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, the Warrant Amendment Proposal would not be duly approved and adopted by the requisite holders of each of (i) the Compute Health Public Warrants and (ii) the Compute Health Private Warrants.

“Warrant Holders Meeting” refers to the meeting of the Compute Health Warrant Holders to vote on the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal.

“Warrant Holder Proposals” refers to, collectively, (i) the Warrant Amendment Proposal, and (ii) the Warrant Holders Adjournment Proposal.

“Warrantholder Solicitation Expenses” refers to any out of pocket fees, expenses, commissions or other amounts in connection with obtaining the approval of the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal.

MARKET AND INDUSTRY DATA

Certain information contained in this proxy statement/prospectus relates to or is based on studies, publications, surveys and other data obtained from third-party sources and our own internal estimates and research. While we are not aware of any misstatements regarding such third-party information and data presented in this proxy statement/prospectus, such information and data involves risks and uncertainties and is subject to change based on various factors, including, potentially, those discussed under the section entitled “Risk Factors” starting on page 90 of this proxy statement/prospectus. Furthermore, such information and data cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Finally, while we believe our own internal estimates and research are reliable, and are not aware of any misstatements regarding such information and data presented in this proxy statement/prospectus, such research has not been verified by any independent source. Notwithstanding anything in this proxy statement/prospectus to the contrary, we are responsible for all disclosures in this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the plans, strategies and prospects, both business and financial, of Compute Health, Allurion and New Allurion. These statements are based on the beliefs and assumptions of the management of Compute Health, Allurion and New Allurion. Although Compute Health, Allurion and New Allurion believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Compute Health, Allurion, or New Allurion can assure you that they will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “target”, “goal”, “forecasts”, “may”, “will”, “potential”, “should”, “would”, “could”, “future”, “seeks”, “plans”, “predicts”, “propose”, “scheduled”, “anticipates”, “intends”, or similar expressions.

Forward-looking statements in this proxy statement/prospectus include, but are not limited to, statements about the ability of Compute Health, Allurion and New Allurion prior to the Mergers, and New Allurion following the Mergers, to:

•	complete the Business Combination, or, if the parties do not consummate the Business Combination, for Compute Health to complete any other initial business combination;

•

meet the closing conditions to the Mergers, including the adoption of the Business Combination Agreement by the requisite Compute Health Stockholders and Requisite Allurion Stockholders, the satisfaction of the Net Closing Cash Condition, and the consummation of the PIPE Investment, Revenue Interest Financing, and Fortress Financing;

•	consummate the Non-Redemption Agreement;

•	realize the benefits expected from the Mergers;

•	successfully defend litigation that may be instituted against Compute Health, Allurion or New Allurion in connection with the Mergers;

•	manage various conflicts of interest that could arise among us or our affiliates, investors, directors, and officers;

•	fund the costs related to the Business Combination;

•	successfully deploy the proceeds from the Mergers;

•	manage the risk that the transactions contemplated by the Mergers may not be completed in a timely manner or at all, which may adversely affect the price of Compute Health’s securities;

•	manage the risk that the transactions contemplated by the Mergers may not be completed by the Termination Date;

•	obtain and maintain the listing of New Allurion securities on the NYSE, and the potential liquidity and trading of such securities;

•	manage risks associated with the amount of redemptions made by the Public Stockholders;

•	complete the Medtronic Collaboration, PIPE Investment, Revenue Interest Financing and Fortress Financing;

•	acquire sufficient sources of funding if and when needed;

•	manage the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement;

•	attract and retain key employees, officers, and directors;

•	manage the effect of the announcement or pendency of the transactions contemplated by the Mergers on Allurion’s business relationships, operating results, and business generally;

•	manage risks that the transactions contemplated by the Mergers disrupt current plans and operations of Allurion;

•	implement business plans, forecasts, and other expectations after the completion of the Mergers, and identify and realize additional opportunities;

•	manage risks associated with the management of New Allurion having limited experience operating as a public company;

•	address significant risks, assumptions, estimates and uncertainties related to Allurion’s projections;

•	commercialize current and future products and services and create sufficient demand among health care providers and patients;

•	successfully complete current and future preclinical studies and clinical trials of the Allurion Balloon and any other future product candidates;

•	obtain market acceptance of the Allurion Balloon as safe and effective;

•

cost-effectively sell existing and future products through existing distribution arrangements with distributors and/or successfully adopt a direct sales force as part of a hybrid sales model that includes both distributors and a direct sales effort;

•	timely collect accounts receivable from our customers;

•

obtain regulatory approval or clearance in the U.S. and certain non-U.S. jurisdictions for current and future products and maintain previously obtained approvals and/or clearances in those jurisdictions where products and services are currently offered;

•	accurately forecast customer demand and manufacture sufficient quantities of product that patients and health care providers request;

•

successfully compete in the highly competitive and rapidly changing regulated industries in which Allurion operates, and effectively address changes in such industries, including changes in competitors’ products and services and changes in the laws and regulations that affect Allurion;

•

successfully manage any future international expansion of Allurion’s business and navigate business, regulatory, political, operational, financial, and economic risks associated with doing business internationally;

•	successfully manage any future growth in Allurion’s business;

•	contract with third-party suppliers and providers and monitor their ability to perform adequately under those arrangements;

•	comply with applicable legal and regulatory obligations;

•	obtain and maintain intellectual property protection for Allurion’s products and technologies and acquire or license (on commercially reasonable terms) intellectual property from third parties;

•	sell products, and use proprietary technologies without infringing, misappropriating, or otherwise violating the proprietary rights or intellectual property of third parties;

•	manage the impact of any significant acquisitions, dispositions, and other similar or material transactions;

•	implement and maintain effective internal controls; and

•

manage the effects of natural disasters, terrorist attacks, the spread and/or abatement of infectious diseases, such as COVID-19 and the occurrence of other events beyond our reasonable control, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto, on the Mergers or on the ability to implement business plans, forecasts, and other expectations after the completion of the Mergers and the transactions contemplated thereby.

We have based the forward-looking statements contained in this proxy statement/prospectus primarily on our current expectations and projections about future events and trends that we believe may affect Compute Health’s, Allurion’s, or New Allurion’s business, financial condition, results of operations, prospects, business strategy, and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section entitled “Risk Factors” beginning on page 89 and elsewhere in this proxy statement/prospectus and the Resale Registration Statement that New Allurion will file with the SEC. These risks are not exhaustive. Other sections of this proxy statement/prospectus include additional factors that could adversely impact our business and financial performance. Moreover, Compute Health and Allurion operate in very competitive and rapidly changing environments. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this proxy statement/prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this proxy statement/prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

Before any Compute Health Stockholder or Compute Health Warrant Holder grants his, her, or its proxy, instructs how his, her or its vote should be cast or votes on the proposals to be put to the Special Meeting or the Warrant Holder Meeting, such stockholder or warrantholder, as applicable should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this proxy statement/prospectus may adversely affect Compute Health or, following the consummation of the Mergers, New Allurion.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:	WHAT IS THE BUSINESS COMBINATION?

A:

On February 9, 2023, Compute Health entered into the Existing Business Combination Agreement and on May 2, 2023 entered into the BCA Amendment, with the Merger Subs, New Allurion and Allurion. Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, the Business Combination will be effected in three steps: (a) subject to, among other things, the approval and adoption of the Business Combination Agreement by the requisite Compute Health Stockholders, Compute Health will merge with and into New Allurion, with New Allurion surviving the CPUH Merger as a publicly listed entity and becoming the sole owner of each Merger Sub, (b) at least three hours following the consummation of the CPUH Merger, Merger Sub I will merge with and into Allurion, with Allurion surviving the Intermediate Merger and becoming a direct, wholly-owned subsidiary of New Allurion and (c) thereafter, the Intermediate Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving the Final Merger and remaining a direct, wholly-owned subsidiary of New Allurion. The terms and conditions of the Business Combination are contained in the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A (as amended by Annex A-1), each of which is incorporated by reference herein in its entirety. Compute Health encourages you to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination.

Immediately prior to the CPUH Merger Effective Time, each Compute Health Unit that is outstanding immediately prior to the CPUH Merger Effective Time will be automatically detached and the holder thereof will be deemed to hold one share of Compute Health Class A Common Stock and one quarter of one Compute Health Public Warrant. At the CPUH Merger Effective Time, pursuant to the CPUH Merger, (a) each then-outstanding share of New Allurion Common Stock shall be redeemed for par value, (b) each then-outstanding share of Compute Health Class A Common Stock (including, for the avoidance of doubt, shares of Compute Health Class A Common Stock issued in the CPUH Recapitalization and in the separation of the Compute Health Units described in (b) above, but excluding any Compute Health Dissenting Shares, shares that are redeemed in connection with the Business Combination, Compute Health Cancelled Shares and Sponsor Contributed Shares) will be automatically canceled and extinguished and will be converted into the right to receive 1.420455 shares of New Allurion Common Stock, (c) each then-outstanding Compute Health Public Warrant will be assumed by New Allurion and represent a New Allurion Warrant (subject to the outcome of the Consent Solicitation) and (d) each Compute Health Cancelled Share will be canceled for no payment or consideration.

Unlike other business combinations with special purpose acquisition companies, the transactions contemplated by the Business Combination are structured such that holders of Compute Health Class A Common Stock that do not redeem their shares in connection with the Business Combination will receive 1.420455 shares of New Allurion Common Stock in exchange for each non-redeemed share of Compute Health Class A Common Stock held by such holder. These shares are being registered pursuant to the registration statement of which this proxy statement/prospectus forms a part, will be delivered by means of application of the CPUH Exchange Ratio and will be delivered to such holders as New Allurion Common Stock. By virtue of the exchange mechanism in the Sponsor Support Agreement, neither the Sponsor nor any of the Additional Class B Holders will receive the benefit of the CPUH Exchange Ratio.

Immediately prior to the Intermediate Merger Effective Time, the outstanding principal and accrued but unpaid interest on the Allurion Convertible Notes will be converted, pursuant to the Allurion Convertible Notes Conversion, into the applicable number of shares of Allurion Common Stock provided for under the terms of such Allurion Convertible Notes, and will thereafter no longer be outstanding and will cease to exist, and each holder thereof will thereafter cease to have any rights with respect thereto. Immediately following the Allurion Convertible Notes Conversion, at the Intermediate Merger Effective Time, all shares of Allurion Common Stock issued in the Allurion Convertible Notes Conversion will be canceled and converted into the right to receive New Allurion Common Stock as described below.

At the Intermediate Merger Effective Time, pursuant to the Intermediate Merger: (a) each then-outstanding share of Allurion Common Stock (other than Allurion Dissenting Shares and Allurion Cancelled Shares, the treatment of which is described in the Business Combination Agreement), issued and outstanding as of immediately prior to the Intermediate Merger Effective Time will automatically be cancelled and extinguished and will be converted into the right to receive shares of New Allurion Common Stock based on the Intermediate Merger Exchange Ratio; (b) each then-outstanding share of Allurion Preferred Stock (other than Allurion Dissenting Shares and Allurion Cancelled Shares, the treatment of which is described in the Business Combination Agreement) issued and outstanding as of immediately prior to the Intermediate Merger Effective Time will automatically be cancelled and extinguished and will be converted into the right to receive shares of New Allurion Common Stock based on the Intermediate Merger Exchange Ratio; (c) each then-outstanding and unexercised Allurion Option will be converted into a Rollover Option, on the same terms and conditions as were applicable to such Allurion Option, based on the Intermediate Merger Exchange Ratio; (d) each then-outstanding Allurion RSU Award will be converted into a Rollover RSU Award; and (e) each then-outstanding Allurion Warrant will be converted into an Assumed Warrant.

In connection with the CPUH Merger, it is anticipated that up to 13,101,132 shares of New Allurion Common Stock will be issued to the Public Stockholders in exchange for shares of Compute Health Common Stock and up to 21,562,500 New Allurion Public Warrants will be issued to the Compute Health Warrant Holders in exchange for Compute Public Health Warrants. In connection with the Intermediate Merger, it is anticipated that up to 37,812,000 shares of New Allurion Common Stock will be issued, or reserved for issuance, to the Allurion equityholders (or RTW, Fortress, or any holders of Allurion securities issued in the Incremental Financing, as applicable, pursuant to the Business Combination Agreement, the Backstop Agreement, the Term Loan Credit Agreement, the Fortress Letter Agreement, or the Amended and Restated RTW Side Letter, as the case may be) in exchange for all Allurion Shares, Allurion Options, Allurion RSU Awards and Allurion Warrants or any other equity issued in the Incremental Financing. In addition, it is anticipated that up to 9,000,000 shares of New Allurion Common Stock will be issued to the Eligible Allurion Equityholders if certain earnout targets are met. For more information about the Business Combination Agreement and the Business Combination, see the section entitled “The Business Combination Agreement.”

At the Final Merger Effective Time, (i) each share of the Intermediate Surviving Corporation issued and outstanding immediately prior to the Final Merger Effective Time will be cancelled and will cease to exist and (ii) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Final Merger Effective Time will remain outstanding as a limited liability company interest of Merger Sub II.

Q:	WHAT AMENDMENTS WERE MADE TO THE BUSINESS COMBINATION AGREEMENT SINCE IT WAS ORIGINALLY ENTERED INTO ON FEBRUARY 9, 2023?

A:

On May 2, 2023, Compute Health, Merger Sub I, Merger Sub II, Allurion, and New Allurion entered into the BCA Amendment which, among other things, amended the calculation of the aggregate number of shares of New Allurion Common Stock to be issued to (or reserved for issuance for) Allurion equityholders upon the consummation of the Intermediate Merger to be as follows: (a) 37,812,000 minus (b) the Allocated Shares. Additionally, the BCA Amendment replaced the form of Investor Rights Agreement attached as an exhibit to the Existing Business Combination Agreement with a revised form of Investor Rights Agreement. See the section entitled “The Business Combination Agreement — Related Agreements — Investor Rights Agreement” for further discussion of the Investor Rights Agreement.

Other than as expressly modified by the BCA Amendment, the Existing Business Combination Agreement remains in full force and effect.

See the subsections entitled “The Business Combination Agreement — Background to the Business Combination,” “The Business Combination Agreement — Related Agreements — 2023 Convertible Note Incremental Financing” and “The Business Combination Agreement — Related Agreements — The Backstop Agreement” for a further discussion of the BCA Amendment and the Backstop Agreement.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:

Compute Health is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of Compute Health Common Stock with respect to the matters to be considered at the Special Meeting. Compute Health Stockholders are being asked to consider and vote upon, among other things, the following proposals to: (a) approve the Business Combination Proposals; (b) approve the Organizational Documents Proposal; (c) approve the Advisory Organizational Documents Proposals; (d) approve, for purposes of complying with applicable listing rules of the NYSE, the Exchange Proposal; (e) approve the Equity Incentive Plan Proposal; and (f) approve the Adjournment Proposal. The Business Combination cannot be completed unless the requisite Compute Health Stockholders approve the Business Combination Proposals, the Organizational Documents Proposal, the Exchange Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal (collectively, the “Required Transaction Proposals”) at the Special Meeting.

Q:	WHAT WILL COMPUTE HEALTH EQUITY HOLDERS OWN AS A RESULT OF THE BUSINESS COMBINATION?

A:

Upon the consummation of the CPUH Merger, subject to approval by the requisite Compute Health Stockholders, Compute Health Stockholders will own shares of New Allurion Common Stock, the amount of which will be determined using the CPUH Exchange Ratio. Unlike other business combinations with special purpose acquisition companies, the transactions contemplated in the Business Combination are structured to provide holders of Compute Health Class A Common Stock that do not redeem their shares in connection with the Business Combination with a right to receive 1.420455 shares of New Allurion Common Stock for each share of Compute Health Class A Common Stock not redeemed. These shares are being registered pursuant to this proxy statement/prospectus and will be delivered as shares of New Allurion Common Stock. By virtue of the CPUH Recapitalization (which effectively cancels out this additional consideration mechanism), neither the Sponsor nor the Additional Class B Holders will receive the benefit of such additional shares. For more information about what Compute Health Stockholders will own following the Business Combination, see the section entitled “Beneficial Ownership of Securities.”

Q:	WHAT WILL ALLURION EQUITY HOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:

Upon the consummation of the Intermediate Merger, subject to approval by the requisite Compute Health Stockholders, Allurion Stockholders will own shares of New Allurion Common Stock. Furthermore, Allurion Option holders will own Rollover Options, on the same terms and conditions as were applicable to such Allurion Options; Allurion RSU Award holders will own Rollover RSU Awards, on the same terms and conditions as were applicable to such Allurion RSU Awards; and Allurion Warrant holders will hold Rollover Warrants covering shares of New Allurion Common Stock, on the same terms and conditions as were applicable to such Allurion Warrants; in each case in such amounts as calculated using the Intermediate Merger Exchange Ratio. Additionally, (1) the Eligible Allurion Equityholders will have the right to receive the Contingency Shares as follows: (i) an aggregate of 4,500,000 Contingency Shares if, during the Earnout Period, the VWAP of New Allurion Common Stock is greater than or equal to $15.00 over any 20 trading days within any consecutive 30 trading day period, and (ii) an aggregate of an additional 4,500,000 Contingency Shares if, during the Earnout Period, the VWAP of New Allurion Common Stock is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period; and (2) in the event of a change of control of New Allurion, any unissued Contingency Shares will become payable to the Eligible Allurion Equityholders.

Q:	WHAT EQUITY STAKE WILL CURRENT COMPUTE HEALTH EQUITY HOLDERS AND ALLURION EQUITY HOLDERS HOLD IN NEW ALLURION IMMEDIATELY AFTER THE CONSUMMATION OF THE BUSINESS COMBINATION?

A:	It is anticipated that, immediately upon completion of the Business Combination, the ownership of New Allurion will be as follows:

•

the Historical Rollover Equityholders (including as a result of the Incremental Financing) will own shares of New Allurion Common Stock and Rollover Options, Rollover RSU Awards and New Allurion Warrants with shares reserved for issuance, equal to, in the aggregate, 37,812,000 shares of New Allurion Common Stock, or approximately 69.4% of the outstanding New Allurion Common Stock;

•	the Public Stockholders will own 12,106,814 shares of New Allurion Common Stock, or approximately 22.2% of the outstanding New Allurion Common Stock;

•	Medtronic will own 994,318 shares of New Allurion Common Stock, or approximately 1.8% of the outstanding New Allurion Common Stock;

•	the PIPE Investors will own 5,386,695 shares of New Allurion Common Stock, or approximately 9.9% of the outstanding New Allurion Common Stock;

•

the Sponsor and the Additional Class B Holders will own in the aggregate 2,913,091 shares of New Allurion Common Stock, or approximately 5.3% of the outstanding New Allurion Common Stock (which, for the avoidance of doubt, does not include shares of New Allurion Common Stock that will be issued to certain Initial Stockholders in connection with the PIPE Investment, which shares are reflected in the preceding bullet);

•

each of RTW and Fortress will own 250,000 shares of New Allurion Common Stock, or approximately 0.5% of the outstanding New Allurion Common Stock (which, for the avoidance of doubt, does not include shares of New Allurion Common Stock that will be issued to RTW in connection with the PIPE Investment or Incremental Financing, which shares are reflected in the bullets above); and

•

HVL will own an additional 729,854 shares of New Allurion Common Stock, or approximately 1.3% of the outstanding New Allurion Common Stock (excluding shares of New Allurion Common Stock that HVL receives upon conversion of the HVL Bridge Note).

The number of shares and the interests set forth above (a) assume (i) that no Public Stockholders elect to have their shares of Compute Health Class A Common Stock redeemed, (ii) there are no other issuances of equity interests of Compute Health, (iii) none of the Sponsor, the Additional Class B Holders, or the Historical Rollover Equityholders purchase Compute Health Class A Common Stock in the open market, (iv) there are no Backstop Shares or exercises of Allurion Options or Allurion Warrants, and (v) the additional assumptions set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” (b) do not take into account (i) New Allurion Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or (ii) the Contingency Shares and (c) assume that Net Closing Cash is $100 million. As a result of the Business Combination, the economic and voting interests of Compute Health Stockholders will decrease.

If we assume the maximum redemptions scenario described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” (i.e., 8,523,194 or more shares of Compute Health

Class A Common Stock are redeemed), and the assumptions set forth in the foregoing clauses (a)(ii)–(v) and (b)(i) – (ii), the ownership of New Allurion upon the completion of the Business Combination will be as follows:

•

the Historical Rollover Equityholders (including as a result of the Incremental Financing) will own shares of New Allurion Common Stock and Rollover Options, Rollover RSU Awards and New Allurion Warrants with shares reserved for issuance, equal to, in the aggregate, 36,312,000 shares of New Allurion Common Stock, or approximately 85.3% of the outstanding New Allurion Common Stock;

•	the Public Stockholders will own zero shares of New Allurion Common Stock, or approximately 0% of the outstanding New Allurion Common Stock;

•	Medtronic will own 994,318 shares of New Allurion Common Stock, or approximately 2.3% of the outstanding New Allurion Common Stock;

•	the PIPE Investors will own 5,386,695 shares of New Allurion Common Stock, or approximately 12.6% of the outstanding New Allurion Common Stock;

•

the Sponsor and the Additional Class B Holders will own 2,897,617 shares of New Allurion Common Stock, or approximately 6.8% of the outstanding New Allurion Common Stock (which, for the avoidance of doubt, does not include shares of New Allurion Common Stock that will be issued to certain Initial Stockholders in connection with the PIPE Investment, which shares are reflected in the preceding bullet);

•

each of RTW and Fortress will own 1,000,000 shares of New Allurion Common Stock, or approximately 2.3% of the outstanding New Allurion Common Stock (which, for the avoidance of doubt, does not include shares of New Allurion Common Stock that will be issued to RTW in connection with the PIPE Investment or Incremental Financing, which shares are reflected in the bullets above); and

•

HVL will own an additional 776,273 shares of New Allurion Common Stock, or approximately 1.8% of the outstanding New Allurion Common Stock (excluding shares of New Allurion Common Stock that HVL receives upon conversion of the HVL Bridge Note).

If we assume 50% of the maximum redemption scenario (i.e., 4,261,597 shares of Compute Health Class A Common Stock are redeemed), and the assumptions set forth in the foregoing clauses (a)(ii) – (iv) and (b)(i) – (ii), the ownership of New Allurion upon the completion of the Business Combination will be as follows:

•

the Historical Rollover Equityholders (including as a result of the Incremental Financing) will own shares of New Allurion Common Stock and Rollover Options, Rollover RSU Awards and New Allurion Warrants with shares reserved for issuance, equal to, in the aggregate, 37,812,000 shares of New Allurion Common Stock, or approximately 78.1% of the outstanding New Allurion Common Stock;

•	the Public Stockholders will own 6,053,407 shares of New Allurion Common Stock, or approximately 12.5% of the outstanding New Allurion Common Stock;

•	Medtronic will own 994,318 shares of New Allurion Common Stock, or approximately 2.1% of the outstanding New Allurion Common Stock;

•	the PIPE Investors will own 5,386,695 shares of New Allurion Common Stock, or approximately 11.1% of the outstanding New Allurion Common Stock;

•

the Sponsor and the Additional Class B Holders will own 2,913,091 shares of New Allurion Common Stock, or approximately 6.0% of the outstanding New Allurion Common Stock (which, for the avoidance of doubt, does not include shares of New Allurion Common Stock that will be issued to certain Initial Stockholders in connection with the PIPE Investment, which shares are reflected in the preceding bullet);

•

each of RTW and Fortress will own 250,000 shares of New Allurion Common Stock, or approximately 0.5% of the outstanding New Allurion Common Stock (which, for the avoidance of doubt, does not include shares of New Allurion Common Stock that will be issued to RTW in connection with the PIPE Investment or Incremental Financing, which shares are reflected in the bullets above); and

•

HVL will own an additional 729,854 shares of New Allurion Common Stock, or approximately 1.5% of the outstanding New Allurion Common Stock (excluding shares of New Allurion Common Stock that HVL receives upon conversion of the HVL Bridge Note).

The ownership percentages with respect to New Allurion set forth above take into account the shares of Compute Health Class B Common Stock, which will be recapitalized into shares of Compute Health Class A Common Stock immediately prior to the consummation of the CPUH Merger pursuant to the CPUH Recapitalization. If the facts are different than these assumptions, the percentage ownership retained by Compute Health Stockholders in New Allurion following the Business Combination will be different.

Please see the sections entitled “Beneficial Ownership of Securities” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:	WHAT IS THE AMOUNT OF NET CASH PER SHARE OF COMPUTE HEALTH CLASS A COMMON STOCK THAT IS BEING CONTRIBUTED TO NEW ALLURION IN THE BUSINESS COMBINATION?

A:

The estimated net cash per share of Compute Health Class A Common Stock that is being contributed to New Allurion in the Business Combination is approximately $8.43 per share, assuming no redemptions, and negative $16.87 per share, assuming the maximum redemptions scenario described under the subsection entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.” The estimated net cash per share of Compute Health Class A Common Stock that is being contributed to New Allurion is calculated as the quotient of (a) (i) the amount of funds held in the Trust Account (assuming either no redemptions or the maximum redemptions scenario) less (ii) the amount of estimated transaction expenses of $8,390,000 less (iii) the aggregate market value of the Compute Health Public Warrants of $10,781,250 (calculated as the trading price of one public warrant multiplied by an aggregate of 21,562,500 Compute Health Warrants anticipated to be outstanding as of the closing of the Business Combination), divided by (b) a number of shares of Compute Health Class A Common Stock anticipated to be outstanding as of the closing of the Business Combination (assuming the CPUH Recapitalization has occurred) being 9,223,194, assuming no redemptions, and assuming the maximum redemptions scenario. The estimated net cash per share of Compute Health Class A Common Stock that is being contributed to New Allurion (in each of the no redemptions scenario and the maximum redemptions scenario) is less than the amount per share that holders of Compute Health Class A Common Stock would be entitled to receive upon exercise of their redemption rights (which, for illustrative purposes, was approximately $         per share as of July 3, 2023, the record date for the Special Meeting).

Q:	WHAT ARE THE REVENUE INTEREST FINANCING AGREEMENT AND THE AMENDED AND RESTATED RTW SIDE LETTER AND HOW WILL THEY AFFECT NEW ALLURION AFTER COMPLETION OF THE BUSINESS COMBINATION?

A:

On February 9, 2023, Allurion entered into the Revenue Interest Financing Agreement with RTW. Subject to the terms and conditions of the Revenue Interest Financing Agreement, including the closing conditions set forth therein, RTW shall, concurrent with the Closings, pay or cause to be paid to New Allurion $40 million (the “Investment Amount”) in exchange for a revenue interest in Allurion’s current and future products and digital solutions. As of the Closings, New Allurion will assume all obligations of Allurion under the Revenue Interest Financing Agreement.

Under the terms of the Revenue Interest Financing Agreement, if RTW has not received revenue interest payments equal to 100% of the Investment Amount by December 31, 2027, New Allurion will be required to make additional payments within 30 days of December 31, 2027, in an amount equal to 100% of the Investment Amount less the aggregate amount of all the payments made by New Allurion to RTW in respect of the revenue interests prior to such date. If RTW has not received revenue interest payments equal to 240% of the Investment Amount by December 31, 2030, New Allurion will be required to make additional payments within 30 days of December 31, 2030, in an amount equal to 240% of the Investment Amount less the aggregate amount of all the payments made by New Allurion to RTW in respect of the revenue interests prior to such date. For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Revenue Interest Financing.”

In addition, in connection with the execution of the Business Combination Agreement, the PIPE Subscription Agreements and the Revenue Interest Financing Agreement, Compute Health, New Allurion, Allurion and Merger Sub II entered into the Existing RTW Side Letter with RTW, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, (a) Compute Health and New Allurion have agreed not to enter into PIPE Subscription Agreements with PIPE Investors on more favorable or advantageous terms than those included in the PIPE Subscription Agreements entered into by and among Compute Health, New Allurion and RTW, (b) New Allurion has agreed that RTW may elect to convert up to 50% of the consideration RTW pays to New Allurion in connection with the PIPE Investment by forfeiting New Allurion Common Stock into financing provided by RTW to Allurion pursuant to an Additional Revenue Interest Financing Agreement (as defined in the Amended and Restated RTW Side Letter), (c) New Allurion had agreed to issue up to an additional 1,000,000 shares of New Allurion Common Stock to RTW (the “Additional RTW Shares”), with (i) 250,000 of such Additional RTW Shares to be issued at the Closings and not subject to any contingencies and (ii) up to 750,000 of such Additional RTW Shares to be issued based on the Net Closing Cash as of immediately prior to the Intermediate Merger Effective Time (to be determined linearly, based on no Additional RTW Shares being issuable if such Net Closing Cash is equal to or greater than $100 million and 750,000 Additional RTW Shares being issuable if such Net Closing Cash is $70 million), (d) New Allurion has agreed that RTW shall have the right to designate one director that shall be an “independent” director for purposes of NYSE Rules (an “Independent Director”) to the New Allurion Board and (e) New Allurion has agreed to create the board position of lead independent director, who shall serve as chair or co-chair of the New Allurion Board, and who will initially be Omar Ishrak. As a result of the issuance by New Allurion of the Additional RTW Shares, the effective share price of New Allurion Common Stock offered to RTW could range from $6.30 per share to $4.79 per share.

On May 2, 2023, pursuant to the Backstop Agreement and contemporaneous with the execution of the Backstop Agreement, Compute Health, New Allurion, Merger Sub II, Allurion and RTW entered into the Amended and Restated RTW Side Letter, which amends and restates the Existing RTW Side Letter in its entirety, in order to reflect that any Conditional Additional New Allurion Shares issuable to RTW under the Amended and Restated RTW Side Letter, if any, would be calculated net of any Backstop Shares issuable to RTW under the Backstop Agreement. Additionally, pursuant to the Amended and Restated RTW Side Letter, the parties to the Amended and Restated RTW Side Letter have agreed that, if a third party subsequently provides Allurion with debt financing on more favorable terms than those provided to RTW under the Backstop Agreement, RTW will be offered the same or more favorable terms and conditions as Allurion provided to such third party.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Amended and Restated RTW Side Letter.”

Q:	WHAT IS THE INCREMENTAL FINANCING AND HOW WILL IT AFFECT NEW ALLURION?

A:

Pursuant to the Business Combination Agreement, Allurion is required to use reasonable best efforts to obtain gross cash proceeds of at least $15 million of additional financing pursuant to one or more private sales of Allurion’s equity securities, which shall automatically convert into shares of Allurion Common Stock upon the consummation of the Business Combination, which is referred to as the Incremental Financing. From February 15, 2023 until June 26, 2023, Allurion issued an aggregate principal amount of

$19.3 million of Bridge Notes to various investors pursuant to convertible note purchase agreements, dated as of February 15, 2023 and June 14,2023, including a $13 million Bridge Note (the “HVL Bridge Note”) sold to HVL on February 15, 2023. The Bridge Notes were offered in a private placement under the Securities Act. The Bridge Notes will mature on December 31, 2026 (the “Maturity Date”) unless earlier repaid or converted in accordance with their terms, and will accrue interest at a rate of 7.00% per annum. Among other terms, if Allurion consummates the Business Combination on or before August 31, 2023, the Bridge Notes shall be converted into the number of shares of Allurion Common Stock obtained by dividing the outstanding balance of the Bridge Notes by the quotient of (a) $217,291,008 and (b) the number of outstanding shares of Allurion Common Stock determined on a fully-diluted basis immediately prior to the consummation of the Business Combination (such conversion price, the “Conversion Price”).

The Side Letter Holders, including RTW, HVL and Jason Gulbinas, also entered into the Side Letters, pursuant to which, in the event the Side Letter Holders’ Bridge Notes converted in connection with the consummation of the Business Combination, the conversion rate for such Bridge Notes would be adjusted after the Closing Date to provide each of the Side Letter Holders with additional shares of New Allurion Common Stock, in the event that the trading price of the shares of New Allurion Common Stock was lower than the Conversion Price, as adjusted for the Intermediate Merger Exchange Ratio.

Following the consummation of the Initial Financing, Compute Health, Allurion and New Allurion determined to refinance the Initial Financing and, pursuant to the Termination Agreements, entered into by Allurion with each of the Side Letter Holders, the Side Letters were terminated, effective as of May 2, 2023. In addition, under the Termination Agreements, upon the terms and subject to the conditions set forth therein, the Side Letter Holders also waived certain provisions and obligations set forth in their respective Bridge Notes with respect to proportionate repayment obligations that would otherwise apply to Allurion under the Bridge Notes. Other provisions of the Side Letter Holders’ Bridge Notes remain unchanged and in full force and effect.

HVL’s Termination Agreement also provides, upon the terms and subject to the conditions set forth therein, Allurion with the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under the HVL Bridge Note, including by way of (a) a $2 million payment in cash by Allurion to HVL on May 2, 2023, $1.5 million of which is deemed a prepayment penalty (the “Prepayment”) and (b) immediately prior to the consummation of the Business Combination, an additional payment of at least $6 million, up to the then-outstanding principal amount, plus accrued interest, under the HVL Bridge Note (the “Additional Payment”) (the repayment contemplated by clauses (a) and (b), the “Repayment”) by way of (i) payment in cash by Allurion and/or (ii) the sale and transfer of all or any portion of the HVL Bridge Note, equivalent in value to the portion of the Additional Payment to be repaid pursuant to this clause (b)(ii), to any person or persons designated in writing by Allurion.

In addition, under HVL’s Termination Agreement, upon the terms and subject to the conditions set forth therein, New Allurion has agreed to issue to HVL a number of shares of New Allurion Common Stock equal to (a) (i) the New Allurion Share Target (as defined below) minus (ii) the number of shares of New Allurion Common Stock issued to HVL upon the consummation of the Business Combination in exchange for the shares of Allurion Common Stock issued upon conversion of the HVL Bridge Note pursuant to the terms thereof (and based on the outstanding principal and accrued interest under such notes as of such time) (such net amount the “Additional Hunter Shares”) plus (b) 300,000 shares of New Allurion Common Stock (the “Hunter Closing Shares”). “New Allurion Share Target” means a number of shares of New Allurion Common Stock equal to (a) the outstanding principal and accrued interest under the HVL Bridge Note immediately prior to the consummation of the Business Combination (after giving effect to the payment of the Repayment) divided by (b) $5.00.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — 2023 Convertible Note Incremental Financing.”

Q:	WHAT IS THE BACKSTOP AGREEMENT?

A:

On May 2, 2023, the Backstop Purchasers entered into the Backstop Agreement with Allurion, New Allurion and HVL. Pursuant to the Backstop Agreement, each Backstop Purchaser agreed that, to the extent any portion of the HVL Bridge Note remains outstanding following the Determination Date (as defined below), such Backstop Purchaser will, at the Backstop Closing, purchase up to its $2.0 million Maximum Purchase Amount of the HVL Bridge Note from HVL. As soon as practicable, but in any event within one business day following the date of the Special Meeting (such date, the “Determination Date”), Allurion will notify HVL and the Backstop Purchasers of, among other things, the Backstop Closing Date, the amount of principal then-outstanding under the HVL Bridge Note (the “Balance”) and, subject to the limitations set forth in the Backstop Agreement, the Backstop Amount.

In addition, in consideration of each Backstop Purchaser’s commitment to purchase its Backstop Amount of the HVL Bridge Note at the Backstop Closing, subject to the terms and conditions of the Backstop Agreement, New Allurion will issue to each Backstop Purchaser a number of Backstop Shares as follows:

a)

In the event that the Backstop Amount for each Backstop Purchaser is equal to its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of New Allurion Common Stock equal to the greater of (i) 700,000 shares of New Allurion Common Stock and (ii) the Conditional Additional New Allurion Shares issuable (x) in the case of the Fortress Investor, to the Fortress Investor or its applicable affiliate pursuant to the Term Loan Credit Agreement and (y) in the case of RTW, to RTW pursuant to the Amended and Restated RTW Side Letter; provided that, in the event that for any reason the aggregate number of shares issuable to the Fortress Investor pursuant to clause (ii) above is greater than the aggregate number of shares issuable to RTW pursuant to clause (ii), or vice versa, the Backstop Purchaser that would receive the lesser aggregate number of shares shall instead receive the higher number of aggregate shares so that, pursuant to such clause (ii), each of the Fortress Investor and RTW shall receive the same aggregate number of shares of New Allurion Common Stock.

b)

In the event that the Backstop Amount for each Backstop Purchaser is less than its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion Common Stock equal to (i) 700,000 multiplied by a fraction having (x) a numerator equal to such Backstop Purchaser’s Backstop Amount and (y) a denominator equal to 2,000,000.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — The Backstop Agreement.”

Q:	WHEN WILL THE BUSINESS COMBINATION BE COMPLETED?

A:

The parties currently expect that the Business Combination will be completed during the third quarter of 2023. However, neither Compute Health nor Allurion can assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of the companies could result in the Business Combination being completed at a different time or not at all. See the subsection entitled “Risk Factors — Risks Related to the Business Combination and Compute Health — If the conditions to the Business Combination Agreement are not met, or suits to enjoin the transaction are successful, the Business Combination may not occur.” The Termination Date for consummation of the Business Combination is August 7, 2023. Compute Health must first obtain the approval of the requisite Compute Health Stockholders for each of the Required Transaction Proposals. Allurion must obtain the approval of certain matters related to the Business Combination by the Requisite Allurion Stockholders and Compute Health and Allurion must also first satisfy certain other closing conditions. See the subsection entitled “The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:

If Compute Health does not complete the Business Combination by August 9, 2023 (unless such date is further extended in accordance with the Compute Health Certificate of Incorporation) for any reason, Compute Health may search for another target business with which to complete a business combination or may decide to dissolve and liquidate, subject to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. If Compute Health does not complete the Business Combination or a business combination with another target business by August 9, 2023 (unless such date is further extended in accordance with the Compute Health Certificate of Incorporation), Compute Health must redeem 100% of the outstanding shares of Compute Health Class A Common Stock, at a per share price, payable in cash, equal to the amount then held in the Trust Account (less taxes paid or payable, if any, and up to $100,000 of interest to pay dissolution expenses) divided by the number of then-outstanding shares of Compute Health Class A Common Stock. Pursuant to the IPO Letter Agreement, the Sponsor and the Initial Stockholders agreed to waive their redemption rights with respect to any shares of Compute Health Common Stock they may hold other than in connection with Compute Health’s liquidation. No consideration was provided in exchange for the waiver of redemption rights in the IPO Letter Agreement. As such, in the event a business combination is not effected in the required time period, Compute Health, the Sponsor, and Compute Health officers and directors will not have the right to redeem any Compute Health Common Stock held by them.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	Compute Health Stockholders are being asked to vote on the following Stockholder Proposals:

•	the Business Combination Proposals;

•	the Organizational Documents Proposal;

•	the Advisory Organizational Documents Proposals;

•	the Exchange Proposal;

•	the Equity Incentive Plan Proposal; and

•	the Adjournment Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Exchange Proposal, and the Equity Incentive Plan Proposal. If the Business Combination Proposals are not approved, the other proposals (except the Adjournment Proposal) will not be presented to the Compute Health Stockholders for a vote.

Q:	WHY IS COMPUTE HEALTH PROPOSING THE BUSINESS COMBINATION?

A:

Compute Health was incorporated to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities (each, a “business combination”).

On February 4, 2021, Compute Health completed its IPO, generating gross proceeds of $862.5 million, including the full exercise of the over-allotment option by the underwriters and the sale of Compute Health Private Warrants in a private placement to the Sponsor. Since Compute Health’s IPO, Compute Health’s activity has been limited to the evaluation of business combination candidates.

Allurion is dedicated to ending obesity by creating a best-in-class weight loss platform to treat the estimated two billion people globally who are overweight. Its platform, the “Allurion Program”, features the world’s first and only swallowable, procedure-less intragastric balloon for weight loss (the Allurion Balloon) and offers access to a proprietary behavior change program, and AI-powered remote patient monitoring tools (the “Allurion Virtual Care Suite”). Over 100,000 patients have already been treated commercially with the Allurion Balloon in over 50 countries globally outside of the United States.

For more information, see the subsection entitled “The Business Combination Agreement — The Compute Health Board’s Reasons for Approval of the Business Combination.”

Q:	DID COMPUTE HEALTH OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:

Compute Health obtained a fairness opinion from its independent financial advisor, Lincoln International LLC (“Lincoln”), with respect to the fairness to the holders of Compute Health Class A Common Stock (other than (i) holders of Compute Health Class A Common Stock who elect to redeem their shares prior to or in connection with the Business Combination, (ii) officers, directors, or affiliates of Compute Health or the Sponsor, and (iii) the Sponsor), from a financial point of view, of the consideration to be paid by New Allurion in the Business Combination. Additionally, Compute Health’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Compute Health’s advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, Compute Health’s officers, directors, and advisors have substantial experience with mergers and acquisitions.

Q:	DO I HAVE REDEMPTION RIGHTS?

A:

Pursuant to the Compute Health Existing Organizational Documents, a Public Stockholder may request that Compute Health redeem all or a portion of its shares of Compute Health Class A Common Stock (which would become shares of New Allurion Common Stock in the CPUH Merger if not so redeemed) for cash if the Business Combination is consummated. As a holder of shares of Compute Health Class A Common Stock, you will be entitled to receive cash for any shares of Compute Health Class A Common Stock to be redeemed only if you:

•

hold shares of Compute Health Class A Common Stock or, if you hold shares of Compute Health Class A Common Stock through Compute Health Units, you elect to separate and cancel your Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants prior to exercising your redemption rights with respect to your shares of Compute Health Class A Common Stock;

•

submit a written request to the Transfer Agent in which you (i) (a) request that Compute Health redeem all or a portion of your shares of Compute Health Class A Common Stock for cash, (b) deliver your shares of Compute Health Class A Common Stock to the Transfer Agent, physically or electronically through The Depository Trust Company (“DTC”), and (ii) identify yourself as the beneficial holder of the shares of Compute Health Class A Common Stock and provide your legal name, phone number and address; and

•	deliver your shares of Compute Health Class A Common Stock to the Transfer Agent physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their shares of Compute Health Class A Common Stock in the manner described above prior to          p.m., Eastern time, on                , 2023 (two Business Days before the Special Meeting) in order for their shares to be redeemed.

Holders of Compute Health Units must elect to separate and cancel their Compute Health Units into the underlying Compute Health Class A Common Stock and Compute Health Public Warrants prior to exercising redemption rights with respect to the shares of Compute Health Class A Common Stock. If Public Stockholders hold their Compute Health Units in an account at a brokerage firm or bank, such Public

Stockholders must notify their broker or bank that they elect to separate and cancel the Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants, or if a Public Stockholder holds Compute Health Units registered in his, her, or its own name, the holder must contact the Transfer Agent directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself to Compute Health in order to validly redeem its shares. Public Stockholders (other than the Initial Stockholders) may elect to redeem all or a portion of their shares of Compute Health Class A Common Stock even if they vote “FOR” the Business Combination Proposals. If the Business Combination is not consummated, the shares of Compute Health Class A Common Stock will not be redeemed for cash. If the Business Combination is consummated and a Public Stockholder properly exercises his, her, or its redemption right with respect to all or a portion of the shares of Compute Health Class A Common Stock that he, she, or it holds and timely delivers his, her, or its shares to the Transfer Agent, Compute Health will redeem the related shares of Compute Health Class A Common Stock for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two Business Days prior to the consummation of the Business Combination. For illustrative purposes, as of                , 2023, there was approximately $             on deposit in the Trust Account, which would have amounted to approximately $                 per issued and outstanding public share. If a Public Stockholder exercises his, her, or its redemption rights, such Public Stockholder’s shares of Compute Health Class A Common Stock will (i) not be exchanged for shares of New Allurion Common Stock pursuant to the CPUH Merger and (ii) immediately prior to the CPUH Merger Effective Time, be canceled and cease to exist, and be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Business Combination Agreement, the Compute Health Certificate of Incorporation, the Trust Agreement and this proxy statement/prospectus. See the subsection entitled “The Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares of Compute Health Class A Common Stock for cash.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming his, her or its shares of Compute Health Class A Common Stock with respect to more than an aggregate of 15% of the shares of Compute Health Class A Common Stock. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the shares of Compute Health Class A Common Stock, then any such shares in excess of that 15% limit would not be redeemed for cash.

Pursuant to the IPO Letter Agreement, the Sponsor and the Initial Stockholders have agreed to waive their redemption rights with respect to any shares of Compute Health Common Stock they may hold in connection with either the consummation of Compute Health’s initial business combination or a stockholder vote to extend the timing by which Compute Health must complete its initial business combination. No consideration was provided in exchange for the waiver of redemption rights in the IPO Letter Agreement.

In addition, if a Public Stockholder does not redeem his, her, or its shares of Compute Health Class A Common Stock, but other Public Stockholders do elect to redeem, the non-redeeming stockholders would own shares with a lower book value per share.

Public Stockholders who wish to redeem their shares of Compute Health Class A Common Stock for a pro rata portion of the funds held in the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Compute Health Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

Public Stockholders electing to redeem their shares of Compute Health Class A Common Stock will receive their pro rata portion of the funds held in the Trust Account calculated as of two Business Days prior to the consummation of the Business Combination, including interest, less taxes payable. Please see the subsection entitled “The Special Meeting — Redemption Rights” for additional information on how to exercise your redemption rights.

Q:

WHAT ARE THE POSSIBLE SOURCES AND THE EXTENT OF DILUTION THAT THE PUBLIC STOCKHOLDERS THAT ELECT NOT TO REDEEM THEIR SHARES WILL EXPERIENCE IN CONNECTION WITH THE BUSINESS COMBINATION AND RELATED TRANSACTIONS?

A:

The following table shows all possible sources and the extent of dilution our shareholders who elect not to redeem their shares may experience in connection with the Business Combination, the PIPE Investment, the Fortress Financing, the Revenue Interest Financing, and the Incremental Financing, assuming no redemption, intermediate levels of redemption and maximum redemption scenarios, assuming no Contingency Shares or Backstop Shares are issued, assuming the aggregate Backstop Amount is zero, assuming that the balance of the HVL Bridge Note is $6.5 million immediately prior to the Closing and assuming that $17 million of transaction expenses are assumed and paid by New Allurion and no expenses which would be payable by Compute Health or New Allurion are deducted from their consideration at or after the Closings. In addition, the following table is further based on the assumptions set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” This maximum redemption scenario set forth in the following table assumes that Public Stockholders holding 8,523,194 shares of Compute Health Class A Common Stock (being all Class A Common Stock held by Public Shareholders) will exercise their redemption rights for their pro rata share (approximately $10.23 per share) of the funds in the Trust Account.

	No Redemptions	% Outstanding	25% Redemptions	% Outstanding	50% Redemptions	% Outstanding	75% Redemptions	% Outstanding	Maximum Redemptions	% Outstanding
New Allurion Common Stock issued in connection with Mergers	29,227,362	32%	29,227,362	33%	29,227,362	35%	28,898,803	35%	28,025,600	36%
New Allurion Common Stock owned by Compute Health public shareholders	12,106,814	13%	9,080,111	10%	6,053,407	7%	3,026,705	4%	—	0%
New Allurion Common Stock owned by Medtronic, not subject to redemption	994,318	1%	994,318	1%	994,318	1%	994,318	1%	994,318	1%
New Allurion Common Stock owned by Compute Health Sponsor	2,999,098	3%	2,999,098	3%	2,999,098	4%	2,994,867	4%	2,983,625	4%
New Allurion Common Stock issued in connection with the Revenue Interest Financing	250,000	0%	250,000	0%	250,000	0%	455,048	0%	1,000,000	1%
New Allurion Common Stock issued in connection with the Fortress Financing	250,000	0%	250,000	0%	250,000	0%	455,048	0%	1,000,000	1%
New Allurion Common Stock owned by HVL	1,600,000	2%	1,600,000	2%	1,600,000	2%	1,600,000	2%	1,600,000	2%
New Allurion Common Stock owned by other Allurion Convertible Noteholders	1,625,122	2%	1,625,122	2%	1,625,122	2%	1,607,497	2%	1,560,653	2%
New Allurion Common Stock issued in connection with PIPE Investment	5,386,695	6%	5,386,695	7%	5,386,695	6%	5,386,695	7%	5,386,695	7%
New Allurion Common Stock issued in connection with the Commitment fees of Chardan Equity Facility	35,511	0%	35,511	0%	35,511	0%	35,511	0%	35,511	0%
Potential sources of dilution:
New Allurion Public Warrants	30,628,308	34%	30,628,308	35%	30,628,308	36%	30,628,308	38%	30,628,308	39%
New Allurion Options to be issued at effective time of the Intermediate Merger	4,486,492	5%	4,486,492	5%	4,486,492	5%	4,437,833	5%	4,308,513	5%
New Allurion RSU Awards to be issued at effective time of the Intermediate Merger	561,880	1%	561,880	1%	561,880	1%	555,786	1%	539,590	1%
New Allurion Warrants to be issued at effective time of the Intermediate Merger	454,428	1%	454,428	1%	454,428	1%	449,499	1%	436,401	1%

Total	90,606,028	100%	87,579,325	100%	84,552,621	100%	81,525,918	100%	78,499,214	100%

Q:	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:

No. You may exercise your redemption rights whether you vote your shares of Compute Health Class A Common Stock for or against, or whether you abstain from voting on, the Business Combination Proposals or any other Stockholder Proposal. As a result, the Business Combination Proposals can be approved by Compute Health Stockholders who will redeem their shares of Compute Health Class A Common Stock and no longer remain stockholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Stockholders are substantially reduced as a result of redemptions by Public Stockholders. Also, with fewer shares of Compute Health Class A Common Stock and Public Stockholders, the trading market for New Allurion Common Stock may be less liquid than the market for Compute Health Class A Common Stock prior to the Business Combination and New Allurion may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into New Allurion’s businesses will be reduced.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:

If you are a holder of Compute Health Class A Common Stock and wish to exercise your redemption rights, you must demand that Compute Health redeem your shares for cash no later than the second Business Day preceding the vote on the Business Combination Proposals by delivering your share certificates (if any) and other redemption forms to the Transfer Agent physically or electronically using DTC’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the Special Meeting. Holders of Compute Health Units must elect to separate and cancel their Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants prior to exercising redemption rights with respect to the shares of Compute Health Class A Common Stock. If Public Stockholders hold their Compute Health Units in an account at a brokerage firm or bank, such Public Stockholders must notify their broker or bank that they elect to separate and cancel their Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants, or if a Public Stockholder holds Compute Health Units registered in his, her, or its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Any Public Stockholder will be entitled to demand that such Public Stockholder’s shares be redeemed for a per-share price, payable in cash, equal to the full pro rata portion of the amount then in the Trust Account (calculated as of two Business Days prior to the consummation of the Business Combination, which, for illustrative purposes, was approximately $        , or approximately $         per issued and outstanding share of Compute Health Class A Common Stock, as of July 3, 2023, the record date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to Compute Health to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), will be paid promptly upon consummation of the Business Combination. However, the proceeds deposited in the Trust Account could become subject to the claims of Compute Health’s creditors, if any, which could have priority over the claims of the Public Stockholders, regardless of whether such Public Stockholders vote for or against the Business Combination Proposals. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Stockholder Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption made by a holder of Compute Health Class A Common Stock may not be withdrawn once submitted to Compute Health unless the Compute Health Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).

Any corrected or changed proxy card or written demand of redemption rights must be received by the Transfer Agent prior to the vote taken on the Business Combination Proposals at the Special Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent prior to the vote at the Special Meeting.

If a Public Stockholder properly makes a request for redemption and the certificates for the Compute Health Class A Common Stock (if any) along with the redemption forms are delivered as described to the Transfer Agent as described herein, then, if the Business Combination is consummated, Compute Health will redeem these shares for the pro rata portion of funds deposited in the Trust Account as described above. If you exercise your redemption rights, then you will be exchanging your shares of Compute Health Class A Common Stock for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Business Combination Agreement, the Compute Health Certificate of Incorporation, the Trust Agreement, and this proxy statement/prospectus, and you will not receive shares of New Allurion Common Stock.

Q:	WHAT ARE THE RISKS FOR ANY PUBLIC WARRANT HOLDERS FOLLOWING THE BUSINESS COMBINATION?

A:

Following the consummation of the Business Combination, New Allurion has the ability to redeem the outstanding New Allurion Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption to each such New Allurion Public Warrant Holder; provided that, among other things, the closing price of New Allurion Common Stock equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the subsection entitled “Description of Securities — Warrants — Redemptions of warrants when the price per share of New Allurion Common Stock equals or exceeds $10.00”) for any 20-trading days within a 30-trading day period ending on the third trading day prior to proper notice of such redemption. The value received upon exercise of such warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of such warrants, including because the number of shares of New Allurion Common Stock received upon exercise of such warrants in connection with redemption is capped at 0.361 shares of New Allurion Common Stock per warrant (subject to adjustment).

In the event New Allurion determines to redeem the New Allurion Public Warrants, holders of the redeemable warrants would be notified of such redemption as described in the Warrant Agreement (as amended by the Warrant Assumption Agreement). In addition, New Allurion may redeem New Allurion Public Warrants after they become exercisable for a number of shares of New Allurion Common Stock determined based on the redemption date and the fair market value of New Allurion Common Stock. Any such redemption may have similar consequences to a cashless redemption described in the subsection entitled “Description of Securities — Warrants — Public Warrants.” In addition, such redemption may occur at a time when the New Allurion Public Warrants are “out-of-the-money,” in which case New Allurion Public Warrant Holders would lose any potential embedded value from a subsequent increase in the value of New Allurion Common Stock had the New Allurion Public Warrants remained outstanding. For more information, see the subsection entitled “Description of Securities — Warrants — Public Warrants.”

All outstanding Compute Health Public Warrants will continue to be outstanding notwithstanding the actual redemptions of the Compute Health Class A Common Stock and will become New Allurion Public Warrants. The redeeming Public Stockholders, regardless of whether they redeem, would retain 21,562,500 Compute Health Public Warrants, which will become New Allurion Public Warrants, with a market value of approximately $11,643,750 based on the closing price of $0.54 per Compute Health Public Warrant on the NYSE on June 23, 2023. Because the Compute Health Public Warrants will remain outstanding and become New Allurion Public Warrants regardless of the level of redemptions, as redemptions of the Compute Health Class A Common Stock increases, the New Allurion Public Warrant Holders who exercise such warrants will ultimately own a greater interest in New Allurion because there would be fewer shares of New Allurion Common Stock outstanding overall. See the risk factor entitled “Compute Health Stockholders who redeem their shares of Compute Health Class A Common Stock may continue to hold any Compute Health Public Warrants that they own, which will result in additional dilution to non-redeeming Compute Health Stockholders upon exercise of such New Allurion Public Warrants, as applicable.”

Q:

HOW DO REDEMPTIONS OF COMPUTE HEALTH CLASS A COMMON STOCK IMPACT THE CLOSING OF THE BUSINESS COMBINATION, THE CONSUMMATION OF THE FORTRESS FINANCING, THE NET CLOSING CASH CONDITION AND THE FORTRESS CLOSING CASH CONDITION?

A:

Subject to certain exceptions, the Net Closing Cash Condition is for the mutual benefit of Allurion and Compute Health and, as a result, each of Allurion and Compute Health has the right to waive the Net Closing Cash Condition and, subject to satisfaction or waiver of the other conditions to the closing of the Business Combination, to cause the closing of the Business Combination to occur even if Net Closing Cash is less than $70.0 million. Assuming the receipt of all proceeds from the PIPE Investment, Incremental Financing, Fortress Financing, Revenue Interest Financing and other sources set out in the Business Combination Agreement, the Net Closing Cash Condition will be satisfied even if all shares of Compute Health Class A Common Stock are redeemed.

Even if the Net Closing Cash Condition was waived by Compute Health or Allurion, the Business Combination Agreement requires that Compute Health have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately prior to the CPUH Merger Effective Time.

The consummation of the Fortress Financing is conditioned upon New Allurion having received, on the Closing Date, net cash proceeds of the Business Combination, the PIPE Investment, Incremental Financing (in excess of $15 million), Fortress Financing and Revenue Interest Financing (the “Fortress Closing Cash”), of at least $70.0 million (the “Fortress Closing Cash Condition”). Similarly to the Net Closing Cash Condition, the Fortress Closing Cash Condition allows for the payment of certain fees and expenses, notwithstanding that the payment of such fees and expenses may result in the Fortress Closing Cash being less than $70.0 million. However, unlike the Net Closing Cash Condition, if such fees and expenses exceed $6.0 million and the Fortress Closing Cash is less than $70.0 million, the Fortress Closing Cash Condition will not be met.

The Fortress Closing Cash Condition is for the benefit of Fortress and, as a result, only Fortress has the right, but not the obligation, to waive the Fortress Closing Cash Condition and, subject to satisfaction or waiver of the other conditions to the closing of the Fortress Financing, to cause the consummation of the Fortress Financing to occur even if the Fortress Closing Cash is less than $70.0 million.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?

A:

The receipt of cash by a Public Stockholder in redemption of its Compute Health Class A Common Stock will be a taxable transaction for U.S. federal income tax purposes. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see the subsection entitled “U.S. Federal Income Tax Considerations for Holders of Compute Health Class A Common Stock and Compute Health Warrant Holders.”

All Public Stockholders considering exercising redemption rights should consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:	DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION?

A:

Yes. Pursuant to Section 262 of the DGCL and the terms of the Business Combination Agreement, Compute Health Stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw or lose the right to appraisal under Delaware law prior to the CPUH Merger Effective Time have the right to seek appraisal of the fair value of their shares of Compute

Health Common Stock as determined by the Court of Chancery. The “fair value” of the shares of Compute Health Common Stock held by Compute Health Stockholders that exercise their appraisal rights as determined by the Court of Chancery may be more or less than, or the same as, the value of the consideration that such Compute Health Stockholders may otherwise be entitled to receive pursuant to the CPUH Merger under the Business Combination Agreement. Compute Health Stockholders who do not consent to the adoption of the Business Combination Agreement and who wish to preserve their appraisal rights must so advise Compute Health by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL after receiving a notice from Compute Health that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. If a Compute Health Stockholder fails to perfect or otherwise waives, withdraws, or loses such Compute Health Stockholder’s right to appraisal under Section 262 of the DGCL, then such Compute Health Stockholder’s shares of Compute Health Common Stock will be exchangeable solely for the right to receive the CPUH Merger consideration pursuant to the terms and conditions of the Business Combination Agreement.

Pursuant to Section 262 of the DGCL and the terms of the Business Combination Agreement, Allurion Stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw, or lose the right to appraisal under Delaware law prior to the Intermediate Merger Effective Time have the right to seek appraisal of the fair value of their Allurion Shares as determined by the Court of Chancery. The “fair value” of the Allurion Shares held by Allurion stockholders that exercise their appraisal rights as determined by the Court of Chancery may be more or less than, or the same as, the value of the consideration that such Allurion Stockholders may otherwise be entitled to receive pursuant to the Intermediate Merger under the Business Combination Agreement. Allurion Stockholders who do not consent to the adoption of the Business Combination Agreement and who wish to preserve their appraisal rights must so advise Allurion by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL after receiving a notice from Allurion that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. If an Allurion stockholder fails to perfect or otherwise waives, withdraws or loses such Allurion stockholder’s right to appraisal under Section 262 of the DGCL, then such Allurion stockholder’s Allurion Shares will be exchangeable solely for the right to receive the Intermediate Merger consideration pursuant to the terms and conditions of the Business Combination Agreement.

Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL will result in the loss or waiver of appraisal rights under Delaware law. In view of the complexity of Section 262 of the DGCL, Compute Health and Allurion Stockholders that wish to pursue appraisal rights should consult their legal and financial advisors. For additional information on appraisal rights, see the subsection entitled “The Special Meeting — Appraisal Rights.”

For additional risks relating to the redemption of shares to remaining Compute Health Stockholders see the subsections entitled “Risk Factors — Compute Health may amend the terms of the warrants in a manner that may be adverse to holders of Compute Health Public Warrants with the approval of the holders of at least 50% of each of (i) the then outstanding Compute Health Public Warrants and (ii) the then outstanding Compute Health Private Warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened, and the number of shares of Compute Health Class A Common Stock purchasable upon exercise of a warrant could be decreased, all without approval of each warrant affected,” and “Risk Factors — Compute Health may redeem unexpired Compute Health Warrants prior to their exercise at a time that is disadvantageous to holders of Compute Health Warrants, thereby making such warrants worthless.”

Q:

WHAT ARE THE MATERIAL DIFFERENCES, IF ANY, IN THE TERMS AND PRICE OF SECURITIES ISSUED AT THE TIME OF THE IPO AS COMPARED TO THE SECURITIES THAT WILL BE ISSUED AS PART OF THE PIPE INVESTMENT AT THE CPUH MERGER

EFFECTIVE TIME? WILL THE SPONSOR OR ANY OF ITS DIRECTORS, OFFICERS OR AFFILIATES PARTICIPATE IN THE PIPE INVESTMENT?

A.

Compute Health issued the Compute Health Units in the IPO at an offering price of $10.00 per Compute Health Unit, with each Compute Health Unit consisting of one share of Compute Health Class A Common Stock and one-quarter of one redeemable Compute Health Public Warrant. At the CPUH Merger Effective Time, each outstanding share of Compute Health Class A Common Stock will be cancelled in exchange for the right to receive the number of shares of New Allurion Common Stock equal to the CPUH Exchange Ratio and each Compute Health Warrant will be assumed and automatically converted into one New Allurion Public Warrant to purchase a number of shares of New Allurion Common Stock equal to the applicable exchange ratio (subject to the Consent Solicitation) pursuant to the Warrant Agreement (as amended by the Warrant Assumption Agreement). In connection with the consummation of the Business Combination, the PIPE Investors will purchase 5,386,695 shares of New Allurion Common Stock at a price of $7.04 per share as part of the PIPE Investment and will therefore hold the same security as the holders of Compute Health Class A Common Stock immediately after the Business Combination.

Unlike other business combinations with special purpose acquisition companies, the transactions contemplated in the Business Combination are structured to provide holders of Compute Health Class A Common Stock that do not redeem their shares in connection with the Business Combination with a right to receive 1.420455 shares of New Allurion Common Stock in exchange for each share of Compute Health Class A Common Stock not redeemed. These shares are being registered pursuant to the registration statement of which this proxy statement/prospectus forms a part and will be delivered as shares of New Allurion Common Stock. By virtue of the CPUH Recapitalization (which effectively cancels out this additional consideration mechanism), neither Sponsor nor the Additional Class B Holders will receive the benefit of such additional shares. For more information about what Compute Health Stockholders will own following the Business Combination, see the section entitled “Beneficial Ownership of Securities.”

Omar Ishrak, Chairman of Compute Health, is participating in the PIPE Investment and has agreed to invest approximately $5 million on the same terms as the PIPE Investors in the PIPE Investment. No other director, officer or affiliate of Compute Health will participate in the PIPE Investment.

Q:	HOW WILL THE CPUH MERGER AFFECT MY SHARES OF COMPUTE HEALTH CLASS A COMMON STOCK, COMPUTE HEALTH PUBLIC WARRANTS AND COMPUTE HEALTH UNITS?

A:

On the Closing Date and prior to the CPUH Merger Effective Time, each outstanding share of Compute Health Class B Common Stock will automatically be recapitalized into shares of Compute Health Class A Common Stock in the CPUH Recapitalization as set forth in the Sponsor Support Agreement, and each such share of Compute Health Class A Common Stock will then, at the CPUH Merger Effective Time and following the transactions contemplated by the Sponsor Contribution Agreement, convert into shares of New Allurion Common Stock at the CPUH Exchange Ratio. On the Closing Date and immediately prior to the CPUH Merger Effective Time, each outstanding Compute Health Unit (each of which consists of one share of Compute Health Class A Common Stock and one-quarter of one Compute Health Public Warrant) will be automatically separated and canceled into one share of Compute Health Class A Common Stock and one-quarter of one Compute Health Public Warrant. On the Closing Date and at the CPUH Merger Effective Time, pursuant to the CPUH Merger, (x) each outstanding share of Compute Health Class A Common Stock will automatically convert into a number of shares of New Allurion Common Stock equal to the CPUH Exchange Ratio and (y) the outstanding Compute Health Public Warrants (including, for the avoidance of doubt, Compute Health Public Warrants following the separation and cancelation of Compute Health Units) to purchase Compute Health Class A Common Stock will be assumed by New Allurion and converted into New Allurion Public Warrants to purchase shares of New Allurion Common Stock equal to the CPUH Exchange Ratio (subject to the Consent Solicitation). Such warrants will become exercisable into shares of New Allurion Common Stock 30 days following the completion of the Business Combination.

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE CPUH MERGER?

A:

The net proceeds of the IPO, together with funds raised from the private sale of the Compute Health Private Warrants simultaneously with the consummation of the IPO, were placed in the Trust Account immediately following the IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of Compute Health Class A Common Stock who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination, and, together with the proceeds of the PIPE Investment, Revenue Interest Financing, and Fortress Financing, to pay for New Allurion’s working capital and general corporate purposes.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE CPUH MERGER?

A:

As discussed more fully under the subsection entitled “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations for Holders of Compute Health Class A Common Stock and Compute Health Warrant Holders,” Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the CPUH Merger should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Assuming that the CPUH Merger so qualifies, holders of Compute Health Class A Common Stock or Compute Health Public Warrants will generally not recognize gain or loss upon the exchange of such securities for New Allurion Common Stock or New Allurion Public Warrants.

The U.S. federal income tax consequences of the CPUH Merger depend on each stockholder’s or warrantholders, as applicable, particular facts and circumstances. Accordingly, all holders should consult their tax advisors regarding the tax consequences to them of the CPUH Merger, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the CPUH Merger, see the subsection entitled “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations for Holders of Compute Health Class A Common Stock and Compute Health Warrant Holders.”

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION?

A:

As discussed more fully under the subsection entitled “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations for Holders of Allurion Shares,” it is intended that the Intermediate Merger and the Final Merger be considered together as a single integrated transaction and shall together constitute a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Intermediate Merger and Final Merger so qualify, holders of Allurion Shares will generally not recognize gain or loss upon the exchange of such securities for New Allurion Shares.

The U.S. federal income tax consequences of the Intermediate Merger and Final Merger depend on each holder of capital stock’s particular facts and circumstances. Accordingly, all holders should consult their tax advisors regarding the tax consequences to them of the Intermediate Merger and Final Merger, including the applicability and effect of U.S. federal, state, local, and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Intermediate Merger and Final Merger, see the subsection entitled “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Considerations for Holders of Allurion Shares.”

Q:	HOW DO THE INITIAL STOCKHOLDERS INTEND TO VOTE ON THE STOCKHOLDER PROPOSALS?

A:

The Initial Stockholders own of record and are entitled to vote approximately 70.0% of the aggregate voting power of Compute Health Common Stock. The Initial Stockholders have agreed to vote any shares of Compute Health Common Stock held by them as of the record date in favor of the Stockholder Proposals.

Q:	WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:

The holders of a majority of the voting power of the issued and outstanding Compute Health Common Stock entitled to vote at the Special Meeting must be present in person, online or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Initial Stockholders, who currently own approximately 70% of the aggregate voting power of Compute Health Common Stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has the power to adjourn the Special Meeting. As of the record date, 15,377,848 shares of Compute Health Common Stock would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:

The Business Combination Proposals: The approval of the Business Combination Proposals requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Compute Health Common Stock and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class. Compute Health Stockholders must approve the Business Combination Proposals in order for the Business Combination to occur. Adoption of the Business Combination Proposals is conditioned on the approval of each of the Required Transaction Proposals at the Special Meeting. The Business Combination is conditioned upon the approval of the Business Combination Proposals, subject to the terms of the Business Combination Agreement. If the Business Combination Proposals are not approved, the other proposals (except the Adjournment Proposal) will not be presented to the Compute Health stockholders for a vote. Pursuant to the Sponsor Support Agreement, the Sponsor and the Additional Class B Holders have agreed to vote shares representing approximately 70.0% of the aggregate voting power of the Compute Health Common Stock in favor of the Business Combination Proposals. As such, only the affirmative vote of 4,611,598 of the outstanding shares of Compute Health Class A Common Stock is required in order to approve the Business Combination Proposals.

The Organizational Documents Proposal: The approval of the Organizational Documents Proposal requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Compute Health Common Stock and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class. Adoption of the Organizational Document Proposal is conditioned on the approval of each of the Required Transaction Proposals at the Special Meeting. The Business Combination is conditioned on the approval of the Organizational Documents Proposals, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Organizational Documents Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Organizational Documents Proposal will not be effected. If Compute Health stockholders fail to approve the Organizational Documents Proposal, the Business Combination will not occur. Pursuant to the Sponsor Support Agreement, the Sponsor and the Additional Class B Holders have agreed to vote shares representing approximately 70.0% of the aggregate voting power of Compute Health Common Stock in favor of the Organizational Documents Proposals. As such, only the affirmative vote of 4,611,598 of the outstanding shares of Compute Health Class A Common Stock are required in order to approve the Organizational Documents Proposal.

The Advisory Organizational Documents Proposals: The approval of any of the Advisory Organizational Documents Proposals is not otherwise required by Delaware law separate and apart from the Organizational Documents Proposal, but, pursuant to SEC guidance, Compute Health is required to submit these provisions to its stockholders separately for approval. Each Advisory Organizational Documents Proposal will be considered approved if approved by the affirmative vote of (i) the holders of a majority of the outstanding shares of Compute Health Common Stock and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class. However, the stockholder votes regarding these proposals are advisory votes and are not binding on Compute Health or the Compute Health Board (separate and apart from the approval of the Organizational Documents Proposal). Notwithstanding the approval of the Advisory Organizational Documents Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Advisory Organizational Documents Proposals will not be effected. Pursuant to the Sponsor Support Agreement, the Sponsor and the Additional Class B Holders have agreed to vote shares representing approximately 70.0% of the aggregate voting power of the Compute Health Common Stock in favor of the Advisory Organizational Documents Proposals. As such, only the affirmative vote of 4,611,598 of the outstanding shares of Compute Health Class A Common Stock are required in order to approve the Advisory Organizational Documents Proposals.

The Exchange Proposal: The approval of the Exchange Proposal requires the affirmative vote of (i) a majority of the votes cast by the holders of Compute Health Common Stock present in person, online or represented by proxy at the Special Meeting and entitled to vote thereon and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class. Adoption of the Exchange Proposal is conditioned on the approval of each of the Required Transaction Proposals at the Special Meeting. The Business Combination is conditioned upon the approval of the Exchange Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Exchange Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Exchange Proposal will not be effected. Pursuant to the Sponsor Support Agreement, the Sponsor the Additional Class B Holders have agreed to vote shares representing approximately 70.0% of the aggregate voting power of the Compute Health Common Stock in favor of the Exchange Proposal. As such, only the affirmative vote of 4,611,598 of the issued and outstanding shares of Compute Health Class A Common Stock are required in order to approve the Exchange Proposal.

The Equity Incentive Plan Proposal: The Equity Incentive Plan Proposal will be considered approved if approved by the affirmative vote of (i) a majority of the votes cast by the holders of Compute Health Common Stock present in person, online or represented by proxy at the Special Meeting and entitled to vote thereon and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class. Adoption of the Equity Incentive Plan Proposal is conditioned on the approval of each of the Required Transaction Proposals at the Special Meeting. Pursuant to the Sponsor Support Agreement, the Sponsor and the Additional Class B Holders have agreed to vote shares representing approximately 70.0% of the aggregate voting power of the Compute Health Common Stock in favor of the Equity Incentive Plan Proposal. As such, only the affirmative vote of 4,611,598 of the issued and outstanding shares of Compute Health Class A Common Stock are required in order to approve the Equity Incentive Plan Proposal.

The Adjournment Proposal: The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the votes cast by the holders of Compute Health Common Stock present in person, online or represented by proxy at the Special Meeting and entitled to vote thereon. The Adjournment Proposal is not conditioned upon any other Stockholder Proposal. If Compute Health stockholders fail to approve the Adjournment Proposal, the Business Combination will not occur. Pursuant to the Sponsor Support Agreement, the Sponsor and the Additional Class B Holders have agreed to vote shares representing approximately 70.0% of the aggregate voting power of the Compute Health Common Stock in favor of the Adjournment Proposal. As such, no affirmative votes of the outstanding shares of Compute Health Class A Common Stock are required in order to approve the Adjournment Proposal.

Q:	DO ANY OF COMPUTE HEALTH’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF COMPUTE HEALTH STOCKHOLDERS?

A:

Compute Health’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Compute Health Stockholders generally. The Compute Health Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the Compute Health Stockholders. See the subsection entitled “Proposal No. 1 — The Business

Combination Proposals — Interests of Compute Health Directors and Officers in the Business Combination.” In evaluating the Business Combination and determining whether to recommend the Compute Health Stockholders approve the Business Combination, the Compute Health Board also considered, among other things, the fairness opinion delivered by Compute Health’s independent financial advisor, Lincoln, that concluded that the consideration to be paid by New Allurion in the Business Combination is fair, from a financial point of view, to the holders of Compute Health Class A Common Stock (other than (a) holders of Compute Health Class A Common Stock who elect to redeem their shares prior to or in connection with the Business Combination, (b) officers, directors, or affiliates of Compute Health or the Sponsor, and (c) the Sponsor). For more information on the fairness opinion, see the subsection entitled “The Business Combination Agreement — Opinion of Lincoln, the Financial Advisor of Compute Health.” For more information about the Sponsor shares subject to recapitalization, see the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.” For more information about the transactions contemplated by the Sponsor Contribution Agreement, see the subsection entitled “The Business Combination Agreement — Related Agreements —Sponsor Contribution Agreement.”

For additional information regarding pre-existing relationships between certain of the parties to the Business Combination Agreement and certain of their affiliates, see the subsection entitled “Risk Factors — Risks Related to the Business Combination and Compute Health — Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination.”

Q:	WHAT DO I NEED TO DO NOW?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank, or other nominee if your shares are held in the name of your broker, bank, or other nominee.

Q:	HOW DO I VOTE?

A:	If you are a stockholder of record of Compute Health as of July 3, 2023 you may submit your proxy before the Special Meeting in any of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the internet; or

•	complete, sign, date, and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record of Compute Health as of the record date, you may also cast your vote at the Special Meeting.

If your shares are held in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Special Meeting will need to obtain a legal proxy form from their broker, bank, or other nominee.

Q:	WHEN AND WHERE IS THE SPECIAL MEETING?

A:

The Special Meeting will be held on                , 2023, at Eastern Time. For the purposes of the Compute Health Certificate of Incorporation, the physical place of the meeting will be                . Compute Health encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting                . You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing                . All Compute Health Stockholders as of the record date, or their duly appointed proxies, may attend the Special Meeting.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK, OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank, or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank, or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Compute Health or by voting at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. In addition to such legal proxy, if you plan to attend the Special Meeting, but are not a stockholder of record because you hold your shares in “street name,” please have evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) and valid photo identification with you at the Special Meeting.

Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all of the Stockholder Proposals are “non-routine” matters. Broker non-votes occur when a broker, bank, or other nominee is not instructed by the beneficial owner of shares to vote on a particular Stockholder Proposal for which the broker does not have discretionary voting power.

If you are a Compute Health Stockholder holding your shares in “street name” and you do not instruct your broker, bank, or other nominee on how to vote your shares, your broker, bank, or other nominee will not vote your shares on the Stockholder Proposals. Such abstentions and broker non-votes will have the same effect as a vote against the Separate Class Vote Proposals.

Q:	WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:	For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are a Compute Health Stockholder that attends the Special Meeting and fails to vote on any of the Stockholder Proposals, or if you respond to any Stockholder Proposal with an “abstain” vote, your failure to vote or “abstain” vote in each case will have the same effect as a vote against the Separate Class Vote Proposals and will have no effect on the Adjournment Proposal.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:

If you sign and return your proxy card without indicating how to vote on any particular Stockholder Proposal, the Compute Health shares represented by your proxy will be voted as recommended by the Compute Health Board with respect to that Stockholder Proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may do this in one of three ways:

•	filing a notice with the Secretary of Compute Health;

•	mailing a new, subsequently dated proxy card; or

•	by attending the Special Meeting and electing to vote your shares.

If you are a stockholder of record of Compute Health and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Compute Health, 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890 and it must be received at any time before the vote is taken at the Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than             p.m. New York City time on                 , 2023, or by voting at the Special Meeting. Simply attending the Special Meeting will not revoke your proxy. If you have instructed a broker, bank, or other nominee to vote your shares of Compute Health Common Stock, you must follow the directions you receive from your broker, bank, or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?

A:

If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by the requisite Compute Health Stockholders and consummated, you will be a stockholder of New Allurion. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder of Compute Health while Compute Health searches for another target business with which to complete a business combination.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS, VOTING, OR THE BUSINESS COMBINATION?

A:

If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali, the proxy solicitation agent for Compute Health, at the following address and telephone number:

Morrow Sodali

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: CPUH.info@investor.morrowsodali.com

If you are a holder of shares of Compute Health Class A Common Stock and you intend to seek redemption of your shares, you will need to deliver your shares of Compute Health Class A Common Stock (either physically or electronically) to the Transfer Agent, at the address below prior to p.m., New York City Time, on                , 2023. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Email: mzimkind@continentalstock.com

QUESTIONS AND ANSWERS ABOUT THE WARRANT AMENDMENT AND THE WARRANT HOLDERS MEETING

The following are answers to certain questions that you may have regarding the Warrant Amendment and Warrant Holders Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE WARRANT AMENDMENT

Q:	WHAT IS THE PURPOSE OF THE AMENDMENT FOR WHICH APPROVAL IS BEING SOUGHT?

A:

Approval is being sought from Compute Health Warrant Holders as of the record date in order to (i) amend the anti-dilution provisions of the Warrant Agreement by deleting section 4.5 of the Warrant Agreement, (ii) provide that, upon the completion of the Business Combination, each of the outstanding Compute Health Public Warrants, which currently entitle the holder thereof to purchase one share of Compute Health Class A Common Stock at an exercise price of $11.50 per share, will become exercisable for 1.420455 shares of New Allurion Common Stock at an exercise price of $11.50 per share, (iii) provide that, upon the completion of the Business Combination, each Compute Health Warrant Holder will be issued one-half of one New Allurion Public Warrant for each outstanding Compute Health Public Warrant held by such holder, and (iv) amend the term of the Compute Health Warrants such that they will expire six years after the consummation of the Business Combination, or earlier upon redemption or liquidation, the substantive text of which is included as Annex D to this proxy statement/prospectus. Amended warrants will be exercisable only for a whole number of shares of common stock.

The Compute Health Warrants currently provide, in section 4.5 of the Warrant Agreement, that, in the event that Compute Health merges or consolidates with or into another corporation and the other corporation is the surviving corporation, Compute Health Warrant Holders shall thereafter have the right to purchase and receive, upon exercise of their warrants and in lieu of one share of Compute Health Class A Common Stock, such consideration as they would have received had the Compute Health Warrant Holder exercised their Compute Health Warrant immediately prior to such merger or consolidation. Compute Health Stockholders will receive 1.420455 shares of New Allurion Common Stock in exchange for each one share of Compute Health Class A Common Stock that they do not redeem in connection with the Business Combination. If the Warrant Amendment Proposal is not adopted, then Compute Health Warrant Holders (i) will, upon consummation of the Business Combination, receive one warrant of New Allurion for each Compute Health Warrant that they hold and (ii) each such warrant of New Allurion would be exercisable for 1.420455 shares of New Allurion Common Stock for an exercise price of $11.50 per share.

Q:	WHAT CHANGES WILL BE MADE TO THE TERMS OF THE WARRANTS IF THE WARRANT AMENDMENT BECOMES OPERATIVE?

A:

We encourage you to review the substantive text of the proposed Warrant Amendment attached as Annex D to this proxy statement/prospectus. Please see the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal” for additional information.

Q:	WHAT PERCENTAGE OF OUTSTANDING WARRANTS MUST VOTE FOR THE WARRANT AMENDMENT PROPOSAL FOR THE WARRANT AMENDMENT TO BE APPROVED?

A:

Compute Health must receive affirmative votes or written consents representing at least 50% of each of (i) the outstanding Compute Health Public Warrants and (ii) the outstanding Compute Health Private Warrants for the Warrant Amendment Proposal to be approved.

Q:	WHAT HAPPENS IF THE WARRANT AMENDMENT IS NOT COMPLETED?

A:

Amending the Warrant Agreement is not a condition to completion of the Mergers. If the Warrant Amendment Proposal is not approved but all conditions to the closing of the Business Combination are completed, or waived, the Business Combination will still be completed.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:

Compute Health is sending this proxy statement/prospectus to the Compute Health Warrant Holders to help them decide how to vote their Compute Health Warrants with respect to the matters to be considered at the Warrant Holders Meeting. Compute Health Warrant Holders are being asked to consider and vote upon two separate proposals to: (a) (i) amend the anti-dilution provisions of the Warrant Agreement by deleting section 4.5 of the Warrant Agreement, (ii) provide that, upon the completion of the Business Combination, each of the Compute Health Warrants will become exercisable for 1.420455 shares of New Allurion Common Stock at an exercise price of $11.50 per share, (iii) provide that, upon the completion of the Business Combination, each Compute Health Warrant Holder will be issued one-half of a New Allurion Public Warrant for each outstanding Compute Health Public Warrant held by such holder, and (iv) amend the term of the Compute Health Warrants such that they will expire six years after the consummation of the Business Combination, or earlier upon redemption or liquidation; and (b) approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, the Warrant Amendment Proposal would not be approved and adopted by the requisite Compute Health Warrant Holders.

QUESTIONS AND ANSWERS ABOUT THE WARRANT HOLDERS MEETING

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:	Compute Health Warrant Holders are being asked to vote on the following Warrant Holder Proposals:

•	the Warrant Amendment Proposal; and

•	the Warrant Holders Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Warrant Amendment Proposal or the Warrant Holders Adjournment Proposal. If the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal are not approved but all conditions to the closing of the Business Combination are completed, or waived, the Business Combination will still be completed.

Q:	WHY IS COMPUTE HEALTH PROPOSING THE WARRANT HOLDER PROPOSALS?

A:	Compute Health was incorporated to effect a business combination.

On February 4, 2021, Compute Health completed its IPO, generating gross proceeds of $862.5 million, including the full exercise of the over-allotment option by the underwriters and the sale of Compute Health Private Warrants in a private placement to the Sponsor. Since the IPO, Compute Health’s activity has been limited to the evaluation of business combination candidates.

On February 9, 2023, Compute Health entered into the Existing Business Combination Agreement (and on May 2, 2023, entered into the BCA Amendment) pursuant to which, subject to the terms and conditions contained therein, Compute Health intends to complete a business combination with Allurion. Compute Health and Allurion have agreed that, as promptly as reasonably practicable following the date of the Business Combination Agreement, Compute Health and Allurion will, in accordance with terms, documentation and timing to be mutually agreed, solicit, and exercise reasonable best efforts to obtain, the approval of the registered holders of at least fifty percent (50%) of each of (i) the Compute Health Public Warrants and (ii) the Compute Health Private Warrants to amend the Compute Health Warrants as follows: (a)(i) amend the anti-dilution provisions of the Warrant Agreement by deleting section 4.5 of the Warrant Agreement, (ii) provide that, upon the completion of the Business Combination, each of the Compute Health Warrants will become exercisable for 1.420455 shares of New Allurion Common Stock at an exercise price of $11.50 per share, (iii) provide that, upon the completion of the Business Combination, each Compute Health Warrant Holder will be issued one-half of one New Allurion Public Warrant for each outstanding Compute Health Warrant held by such holder, and (iv) amend the term of the Compute Health Warrants such that they will expire six years after the consummation of the Business Combination, or earlier upon redemption or liquidation; and (b) approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, the Warrant Amendment Proposal would not be approved and adopted by the Compute Health Warrant Holders.

For more information, see the subsection entitled “The Business Combination Agreement — The Compute Health Board’s Reasons for Approval of the Business Combination.”

Q:	WHAT CONSTITUTES A QUORUM AT THE WARRANT HOLDERS MEETING?

A:

The holders of at least 50% of each of (i) the Compute Health Public Warrants and (ii) the Compute Health Private Warrants outstanding and entitled to vote at the Warrant Holders Meeting must be present in person, online or represented by proxy at the Warrant Holders Meeting to constitute a quorum and in order to conduct business at the Warrant Holders Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum.

Q:	DO ANY OF COMPUTE HEALTH’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF COMPUTE HEALTH WARRANT HOLDERS?

A: Compute Health’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Compute Health Warrant Holders generally. The Compute Health Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the Compute Health Stockholders. See the subsection entitled “Proposal No. 1 — The Business Combination Proposals — Interests of Compute Health Directors and Officers in the Business Combination.”

For additional information regarding pre-existing relationships between certain of the parties to the Business Combination Agreement and certain of their affiliates, see the subsection entitled “Risk Factors — Risks Related to the Business Combination and Compute Health — Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination.”

Q:	WHAT IS THE RECORD DATE?

A:

The record date will be the close of business on July 3, 2023. All Compute Health Warrant Holders of record at the close of business on this date will be entitled to vote on the Warrant Holder Proposals.

Q.	WHEN AND WHERE IS THE WARRANT HOLDERS MEETING?

A.	The Warrant Holders Meeting will be held prior to the Special Meeting on , 2023 at : , Eastern Time. The physical place of the meeting will be . Compute Health encourages you to use remote methods of attending the Warrant Holders Meeting or to attend via proxy. You may attend the Warrant Holders Meeting and vote your Compute Health Warrants electronically during the Warrant Holders Meeting via live webcast by visiting . You will need the meeting control number that is printed on your proxy card to enter the Warrant Holders Meeting. You may also attend the meeting telephonically by dialing . All Compute Health Warrant Holders as of the record date, or their duly appointed proxies, may attend the Warrant Holders Meeting.

Q.	WHO IS ENTITLED TO VOTE AT THE WARRANT HOLDERS MEETING?

A.

Compute Health has fixed July 3, 2023 as the record date for the Warrant Holders Meeting. If you were a Compute Health Warrant Holder at the close of business on the record date, you are entitled to vote on matters that come before the Warrant Holders Meeting.

Q:	WHAT DO I NEED TO DO NOW?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your Compute Health Warrants will be represented at the Warrant Holders Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank, or other nominee if your Compute Health Warrants are held in the name of your broker, bank, or other nominee.

Q.	HOW DO I VOTE?

A.	If you are a record owner of Compute Health Warrants at the close of business on the record date, you may submit your proxy before the Warrant Holders Meeting in any of the following ways:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the internet; or

•	complete, sign, date, and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a Compute Health Warrant Holder of record as of the record date, you may also cast your vote at the Warrant Holders Meeting.

If your Compute Health Warrants are held in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will send you separate instructions describing the procedure for voting your Compute Health Warrants. “Street name” Compute Health Warrant Holders who wish to vote at the Warrant Holders Meeting will need to obtain a legal proxy form from their broker, bank, or other nominee.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:	Yes. You may change your vote at any time before your proxy is voted at the Warrant Holders Meeting. You may do this in one of three ways:

•	filing a notice with the Secretary of Compute Health;

•	mailing a new, subsequently dated proxy card; or

•	by attending the Warrant Holders Meeting and electing to vote your Compute Health Warrants.

If you are a Compute Health Warrant Holder of record and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Compute Health, 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890 and it must be received at any time before the vote is taken at the Warrant Holders Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than                     p.m. New York City time on , 2023, or by voting at the Warrant Holders Meeting. Simply attending the Warrant Holders Meeting will not revoke your proxy. If you have instructed a broker, bank, or other nominee to vote your Compute Health Warrants, you must follow the directions you receive from your broker, bank, or other nominee in order to change or revoke your vote.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:

Compute Health Warrant Holders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Compute Health Warrants in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Compute Health Warrants. If you are a holder of record and your Compute Health Warrants are registered under more than one name, you will receive more than one proxy card. Please complete, sign, date, and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Compute Health Warrants.

Q.	IF MY COMPUTE HEALTH WARRANTS ARE HELD IN “STREET NAME” BY A BROKER, BANK, OR OTHER NOMINEE, WILL MY BROKER, BANK, OR OTHER NOMINEE VOTE MY COMPUTE HEALTH WARRANTS FOR ME?

A:

If your Compute Health Warrants are held in “street name” by a broker, bank, or other nominee, you must provide the record holder of your Compute Health Warrants with instructions on how to vote your Compute Health Warrants. Please follow the voting instructions provided by your broker, bank, or other nominee. Please note that you may not vote Compute Health Warrants held in “street name” by returning a proxy card directly to Compute Health or by voting at the Warrant Holders Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. In addition to such legal proxy, if you plan to attend the Warrant Holders Meeting, but are not a warrantholder of record because you hold your Compute Health Warrants in “street name,” please have evidence of your beneficial ownership of your warrants (e.g., a copy of a recent brokerage statement showing the warrants) and valid photo identification with you at the Warrant Holders Meeting.

If you are a Compute Health Warrant Holder holding your Compute Health Warrants in “street name” and you do not instruct your broker, bank, or other nominee on how to vote your Compute Health Warrants, your broker, bank, or other nominee will not vote your Compute Health Warrants on the Warrant Holder Proposals. Such abstentions and broker non-votes will have of the same effect as a vote against the Warrant Amendment Proposal and will have no effect on the outcome of the Warrant Holders Adjournment Proposal.

Q:	WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:	For purposes of the Warrant Holders Meeting, an abstention occurs when a warrantholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are a Compute Health Warrant Holder that attends the Warrant Holders Meeting and fails to vote on any of the Warrant Holder Proposals, or if you respond to any Warrant Holder Proposal with an “abstain” vote, your failure to vote or “abstain” vote will have of the same effect as a vote against the Warrant Amendment Proposal and will have no effect on the outcome of the Warrant Holders Adjournment Proposal.

Q:	WHAT DO I DO IF I WANT TO VOTE AGAINST THE AMENDMENT?

A:

If you are a Compute Health Warrant Holder at the close of business on the record date and you wish to vote against the Warrant Amendment Proposal, you should sign and return your proxy card indicating a vote “AGAINST” such proposal.

Alternatively, you may vote in person at the Warrant Holders Meeting. If you are a Compute Health Warrant Holder at the close of business on the record date and you do not sign and return your proxy card to your broker, bank, or other nominee or vote in person at the Warrant Holders Meeting, that will have the same effect as a vote against the Warrant Amendment Proposal.

Q:

IN ADDITION TO RECEIVING THE NECESSARY APPROVAL FROM EACH OF (I) THE COMPUTE HEALTH PUBLIC WARRANT HOLDERS AND (II) THE COMPUTE HEALTH PRIVATE WARRANTS, WHAT ARE THE OTHER CONDITIONS TO THE WARRANT AMENDMENT?

A:

All other conditions to the completion of the Business Combination must be satisfied for the Warrant Amendment to become operative. If such conditions are not satisfied or the Business Combination does not occur for any reason, the Warrant Amendment will not become operative.

Q:	IF I PURCHASE COMPUTE HEALTH PUBLIC WARRANTS AFTER THE RECORD DATE, AM I ENTITLED TO VOTE ON THE WARRANT AMENDMENT?

A:

No. Only Compute Health Warrant Holders on the record date will be eligible to vote on the Warrant Amendment. If you purchase Compute Health Public Warrants after this date, you will not be entitled to vote on the Warrant Amendment Proposal or the Warrant Holders Adjournment Proposal.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS, VOTING, THE WARRANT HOLDER PROPOSALS, OR THE WARRANT AMENDMENT?

A:

If you have any questions about the proxy materials, need assistance submitting your proxy or voting your Compute Health Warrants, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali, the proxy solicitation agent for Compute Health, at the following address and telephone number:

Morrow Sodali

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: CPUH.info@investor.morrowsodali.com

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which Compute Health and Allurion refer before you decide how to vote with respect to the Stockholder Proposals.

Information About the Parties to the Business Combination

Compute Health Acquisition Corp.

Compute Health Acquisition Corp. is a blank check company incorporated as a Delaware corporation organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination involving Compute Health and one or more businesses or entities.

The Compute Health Class A Common Stock, Compute Health Public Warrants and Compute Health Units, consisting of one share of Compute Health Class A Common Stock and one-quarter of one Compute Health Public Warrant, are traded on the NYSE under the ticker symbols “CPUH,” “CPUH WS,” and “CPUH.U,” respectively. The parties anticipate that, following the Business Combination, the New Allurion Common Stock and New Allurion Public Warrants will be listed on the NYSE under the symbols “ALUR” and “ALUR WS,” respectively, and the Compute Health Units, Compute Health Class A Common Stock, and Compute Health Public Warrants will cease trading on the NYSE and will be deregistered under the Exchange Act, upon the CPUH Merger Closing. New Allurion will not have units trading upon the consummation of the Business Combination.

The mailing address of Compute Health’s principal executive office is 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890, and the telephone number is (212) 829-3500.

For more information about Compute Health, see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Compute Health” and “Information About Compute Health,” and the financial statements of Compute Health included herein.

Compute Health Corp.

Compute Health Corp., or “Merger Sub I”, is a Delaware corporation and a direct, wholly-owned subsidiary of Compute Health formed solely for the purpose of effectuating the Intermediate Merger. Merger Sub I does not own any material assets or operate any business.

The mailing address of Merger Sub I’s principal executive office is 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890, and the telephone number is (212) 829-3500.

Compute Health LLC

Compute Health LLC, or “Merger Sub II”, is a Delaware limited liability company and a direct, wholly-owned subsidiary of Compute Health formed solely for the purpose of effectuating the Final Merger. Merger Sub II does not own any material assets or operate any business.

The mailing address of Merger Sub II’s principal executive office is 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890, and the telephone number is (212) 829-3500.

Allurion Technologies, Inc.

Allurion is dedicated to ending obesity by creating a best-in-class weight loss platform to treat the estimated two billion people globally who are overweight. Its platform, the Allurion Program, features the world’s first and only swallowable, procedure-less intragastric balloon for weight loss (the Allurion Balloon) and offers access to a proprietary behavior change program, and AI-powered remote patient monitoring tools (the Allurion Virtual Care Suite). Over 100,000 patients have already been treated commercially with the Allurion Balloon in over 50 countries globally outside of the United States.

The mailing address of Allurion’s principal executive office is 11 Huron Drive, Natick, MA 01760, and the telephone number is (508) 647-4000.

Allurion Technologies Holdings, Inc.

Allurion Technologies Holdings, Inc., or “New Allurion”, is a Delaware corporation and a direct, wholly-owned subsidiary of Allurion formed solely for the purpose of effectuating the Mergers and to serve as the publicly listed parent company of Allurion following the Closings. New Allurion owns no material assets and does not operate any business.

The mailing address of New Allurion’s principal executive office is 11 Huron Drive, Natick, MA 01760, and the telephone number is (508) 647-4000.

The Business Combination

On February 9, 2023, Compute Health entered into the Existing Business Combination Agreement with the Merger Subs, New Allurion, and Allurion and, on May 2, 2023, Compute Health entered into the BCA Amendment with the Merger Subs, New Allurion, and Allurion. Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, the Business Combination will be effected in three steps: (a) subject, among other things, to the approval and adoption of the Business Combination Agreement by the requisite Compute Health Stockholders, Compute Health will merge with and into New Allurion, with New Allurion surviving as the publicly listed entity and becoming the sole owner of each Merger Sub, (b) at least three hours following the consummation of the CPUH Merger, Merger Sub I will merge with and into Allurion, with Allurion surviving the Intermediate Merger and becoming a direct, wholly-owned subsidiary of New Allurion, and (c) thereafter, the Intermediate Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving the Final Merger and remaining a direct, wholly-owned subsidiary of New Allurion.

Business Combination Agreement

The terms and conditions of the Business Combination are contained in the Existing Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, which is incorporated by reference herein in its entirety, as amended by the BCA Amendment, a copy of which is attached to this proxy statement/prospectus as Annex A-1, which is incorporated by reference herein in its entirety. Compute Health encourages you to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination. For more information on the Business Combination Agreement, see the section entitled “The Business Combination Agreement.”

The PIPE Investment

In connection with entering into the Business Combination Agreement, on February 9, 2023, Compute Health and New Allurion entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 5,386,695 PIPE Securities following the CPUH Merger Closing and immediately prior to or substantially concurrent with the Intermediate Merger Closing at a cash purchase price of $7.04 per share, resulting in aggregate proceeds of approximately $37.9 million in the PIPE Investment. The PIPE Subscription Agreements contain customary representations, warranties, covenants, and agreements of Compute Health, New Allurion, and the PIPE Investors and are subject to customary closing conditions and termination rights.

For more information regarding the PIPE Investment and the PIPE Subscription Agreements, see the subsection entitled “The Business Combination Agreement — Related Agreements — PIPE Subscription Agreements.”

Merger Consideration and the Mergers

Conversion of Compute Health Capital Stock. On the Closing Date, by virtue of the CPUH Merger and without any action on the part of Compute Health, Merger Sub I, Merger Sub II, Allurion, New Allurion, the holder of any shares of capital stock of any of the foregoing, or any other entity:

•

immediately prior to the CPUH Merger Effective Time, pursuant to the terms of the Sponsor Support Agreement, the parties thereto will effect the CPUH Recapitalization as follows: (i) each of the 21,442,500 shares of Compute Health Class B Common Stock and all 12,833,333 Compute Health Private Warrants held by the Sponsor and (ii) the 90,000 shares of Compute Health Class B Common Stock held in the aggregate by the Additional Class B Holders will be exchanged and converted into, in the aggregate, 2,151,687 shares of Compute Health Class A Common Stock;

•

contingent on the Closings, effective immediately following the Sponsor Recapitalization and immediately prior to the CPUH Merger Effective Time, the Sponsor will contribute to Compute Health, as a contribution to capital, a number of shares of Compute Health Class A Common Stock equal to: (a) (i) 200,000 plus (ii) a number equal to one-third of the Additional Hunter Shares divided by (b) 1.420455 (the “Sponsor Contributed Shares”);

•

immediately prior to the CPUH Merger Effective Time, each Compute Health Unit that is outstanding immediately prior to the CPUH Merger Effective Time will be automatically detached and the holder thereof will be deemed to hold one share of Compute Health Class A Common Stock and one-quarter of one Compute Health Public Warrant;

•

immediately following the separation of the Compute Health Units and at the CPUH Merger Effective Time, each share of Compute Health Class A Common Stock issued and outstanding immediately prior to the CPUH Merger Effective Time (including, for the avoidance of doubt, shares of Compute Health Class A Common Stock issued in the CPUH Recapitalization and in the separation of the Compute Health Units described above, but excluding Compute Health Dissenting Shares, shares that are redeemed in connection with the Business Combination, Compute Health Cancelled Share) and Sponsor Contributed Shares) but after the consummation of the transactions contemplated by the Sponsor Contribution Agreement will automatically be canceled and extinguished and will be converted into the right to receive 1.420455 shares of New Allurion Common Stock (with the aggregate number of shares of New Allurion Common Stock that each holder of Compute Health Class A Common Stock will have a right to receive to be rounded down to the nearest whole share);

•

immediately following the separation of the Compute Health Units and at the CPUH Merger Effective Time, each Compute Health Public Warrant outstanding immediately prior to the CPUH Merger Effective Time will cease to be a warrant with respect to Compute Health Class A Common Stock and will be assumed by the Surviving Corporation and represent a number of shares of New Allurion Common Stock calculated in accordance with the CPUH Exchange Ratio (subject to the outcome of the Consent Solicitation);

•	at the CPUH Merger Effective Time, each Compute Health Cancelled Share will be canceled for no payment or consideration;

•

at the CPUH Merger Effective Time, each share of capital stock of New Allurion issued and outstanding immediately prior to the CPUH Merger Effective Time shall be redeemed by New Allurion for par value; and

•

all shares of Compute Health Class A Common Stock that are redeemed in connection with the Business Combination shall not be exchanged in accordance with the foregoing but will instead, immediately prior to the CPUH Merger Effective Time, be canceled and cease to exist and will thereafter be redeemed for the applicable consideration, upon the terms and subject to the conditions and limitations, set forth in the Business Combination Agreement, the Compute Health Existing Organizational Documents, the Trust Agreement, and this proxy statement/prospectus.

Treatment of Allurion Equity in the Intermediate Merger. On the Closing Date, by virtue of the Intermediate Merger and without any action on the part of Compute Health, Merger Sub I, Merger Sub II, Allurion, New Allurion, the holder of any equity of any of the foregoing, or any other entity:

•

immediately prior to the Intermediate Merger Effective Time, the Allurion Convertible Notes Conversion will occur as follows: the outstanding principal and accrued but unpaid interest on the outstanding Allurion Convertible Notes will be converted into the applicable number of shares of Allurion Common Stock provided for under the terms of such Allurion Convertible Notes, and will thereafter no longer be outstanding and will cease to exist, and each holder thereof will thereafter cease to have any rights with respect thereto. Immediately following the Allurion Convertible Notes Conversion, at the Intermediate Merger Effective Time, all shares of Allurion Common Stock issued in the Allurion Convertible Notes Conversion will be canceled and converted into the right to receive New Allurion Common Stock as described below;

•

at the Intermediate Merger Effective Time, (A) each share of Allurion Common Stock (other than Allurion Dissenting Shares and Allurion Cancelled Shares, the treatment of which is described in the Business Combination Agreement) issued and outstanding as of immediately prior to the Intermediate Merger Effective Time (including shares of Allurion Common Stock resulting from the Allurion Convertible Notes Conversion or issued or issuable in connection with the Incremental Financing) will automatically be cancelled and extinguished and will be converted into the right to receive a number of shares of New Allurion Common Stock equal to the Intermediate Merger Exchange Ratio and (B) each share of Allurion Preferred Stock (other than Allurion Dissenting Shares and Allurion Cancelled Shares, the treatment of which is described in the Business Combination Agreement) issued and outstanding as of immediately prior to the Intermediate Merger Effective Time will automatically be cancelled and extinguished and will be converted into the right to receive a number of shares of New Allurion Common Stock equal to (x) the aggregate number of shares of Allurion Common Stock that would be issued upon conversion of such issued and outstanding share of Allurion Preferred Stock into Allurion Common Stock based on the applicable conversion ratio immediately prior to the Intermediate Merger Effective Time multiplied by (y) the Intermediate Merger Exchange Ratio (in each case, with the aggregate number of shares of New Allurion Common Stock that each holder of Allurion Shares will have a right to receive to be rounded down to the nearest whole share);

•

at the Intermediate Merger Effective Time, each Allurion Option (whether vested or unvested) that is outstanding immediately prior to the Intermediate Merger Effective Time will be converted into a Rollover Option on the same terms and conditions as were applicable to such Allurion Option immediately prior to the Intermediate Merger Effective Time. Each Rollover Option will be exercisable for the number of shares of New Allurion Common Stock (rounded down to the nearest whole share) equal to the number of shares of Allurion Common Stock subject to the corresponding Allurion Option immediately prior to the Intermediate Merger Effective Time multiplied by the Intermediate Merger Exchange Ratio, and each such Rollover Option will have an exercise price per share of New Allurion Common Stock (rounded up to the nearest whole cent) subject to such Rollover Option equal to (A) the exercise price per share of Allurion Common Stock applicable to the corresponding Allurion Option immediately prior to the Intermediate Merger Effective Time divided by (B) the Intermediate Merger Exchange Ratio;

•

at the Intermediate Merger Effective Time, each Allurion RSU Award, whether vested or unvested, that is outstanding immediately prior to the Intermediate Merger Effective Time will be converted into a Rollover RSU Award covering shares of New Allurion Common Stock, with the same terms and conditions as were applicable to such Allurion RSU Awards immediately prior to the Intermediate Merger Effective Time, and representing the number of shares of New Allurion Common Stock equal to the product of (A) the number of shares of Allurion Common Stock underlying the corresponding Allurion RSU Award immediately prior to the Intermediate Merger Effective Time multiplied by (B) the Intermediate Merger Exchange Ratio (rounded down to the nearest whole share);

•

at the Intermediate Merger Effective Time, (A) each Allurion Warrant that is outstanding and unexercised as of immediately prior to the Intermediate Merger Effective Time will be converted into a Rollover Warrant to acquire a number of shares of New Allurion Common Stock, in an amount and at an exercise price and subject to such terms and conditions, in each case, as set forth on an allocation schedule to be delivered by Allurion to Compute Health no later than five Business Days prior to the Closing Date and (B) the Surviving Corporation will become the obligor under such Rollover Warrants;

•

at the Intermediate Merger Effective Time, each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Intermediate Merger Effective Time will be converted into one share of common stock, par value $0.0001, of the Intermediate Surviving Corporation; and

In addition, the Eligible Allurion Equityholders will have the right to receive the Contingency Shares, as follows: (i) an aggregate of 4,500,000 Contingency Shares if, during the Earnout Period, the VWAP of New Allurion Common Stock on the NYSE, or any other national securities exchange on which the shares of New Allurion Common Stock are then traded, is greater than or equal to $15.00 over any 20 trading days within any consecutive 30 trading day period, and (ii) an aggregate of an additional 4,500,000 Contingency Shares in the aggregate if, during the Earnout Period, the VWAP of New Allurion Common Stock on the NYSE, or any other national securities exchange on which the shares of New Allurion Common Stock are then traded, is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period. Additionally, in the event of a change of control of the Surviving Corporation (as described in the Business Combination Agreement), any unissued Contingency Shares will become payable to the Eligible Allurion Equityholders.

Treatment of Intermediate Surviving Corporation Common Stock in the Final Merger. At the Final Merger Effective Time, (i) each share of common stock, par value $0.0001 per share, of the Intermediate Surviving Corporation issued and outstanding immediately prior to the Final Merger Effective Time will be cancelled and will cease to exist and (ii) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Final Merger Effective Time will remain outstanding as a limited liability company interest of the Surviving Subsidiary Company.

Fractional Shares. No fractional shares of New Allurion Common Stock will be issued in the CPUH Merger or the Intermediate Merger. In lieu of the issuance of any fractional shares of New Allurion Common Stock to which any former holder of Compute Health Common Stock, Allurion Common Stock, or Allurion Preferred Stock would otherwise be entitled to receive (after aggregating all fractional shares of New Allurion Common Stock of the same class and series that otherwise would be received by such holder of Compute Health Common Stock, Allurion Common Stock, or Allurion Preferred Stock), New Allurion shall round down to the nearest whole share of New Allurion Common Stock, as described above. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

Net Cash Per Share of Compute Health Common Stock. We would expect each share of Allurion Common Stock to be converted into 1.0355 shares of New Allurion Common Stock in the Intermediate Merger based on the no redemptions scenario and that the Allurion Stockholders will own 32,452,484 of the outstanding shares of New Allurion Common Stock immediately following the consummation of the Business Combination. The preceding sentence reflects numerous assumptions. This proxy statement/prospectus discloses those assumptions and presents various alternate scenarios regarding the ownership of New Allurion following the Business Combination. The estimated net cash per share of Compute Health Class A Common Stock that is being contributed by Compute Health to New Allurion (as the combined company in the business combination) is less than the amount that holders of Compute Health Class A Common Stock would be entitled to receive upon exercise of their redemption rights. See the subsection entitled “The Business Combination Agreement — Consideration.”

Closings and Effective Time of the Business Combination

Closings. Immediately following the CPUH Recapitalization and immediately prior to the filing of the CPUH Merger Certificate of Merger with the Secretary of State of the State of Delaware, and on the third Business Day following the satisfaction or waiver of all closing conditions (other than those conditions that by their terms are to be satisfied at the Closings), the CPUH Merger Closing shall occur. At least three hours after, but on the same day as, the CPUH Merger Closing, and immediately prior to the filing of the Intermediate Merger Certificate of Merger with the Secretary of State of the State of Delaware, the Intermediate Merger Closing shall occur. Immediately following the Intermediate Merger Closing, and immediately prior to the filing of the Final Merger Certificate of Merger with the Secretary of State of the State of Delaware, the Final Merger Closing shall occur. Each of the Closings shall take place at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, MA 02210 (or electronically by exchange of the closing deliverables by the means provided in the Business Combination Agreement). See the subsection entitled “The Business Combination Agreement — Conditions to the Business Combination” for a more complete description of the conditions that must be satisfied prior to the Closings of the Business Combination.

At the CPUH Merger Closing, the parties will cause the CPUH Merger to be consummated by filing the CPUH Merger Certificate of Merger with the Secretary of State of the State Delaware, and the CPUH Merger will become effective at the time the CPUH Merger Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or such later date or time as may be agreed by Compute Health and Allurion in writing and specified in the CPUH Merger Certificate of Merger.

At the Intermediate Merger Closing, the parties will cause the Intermediate Merger to be consummated by filing the Intermediate Merger Certificate of Merger with the Secretary of State of the State of Delaware, and the Intermediate Merger will become effective at the time the Intermediate Merger Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or such later date or time as may be agreed by Compute Health and Allurion in writing and specified in the Intermediate Merger Certificate of Merger.

At the Final Merger Closing, the parties will cause the Final Merger to be consummated by filing the Final Merger Certificate of Merger with the Secretary of State of the State of Delaware, and the Final Merger will become effective at the time the Final Merger Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or such later date or time as may be agreed by Compute Health and Allurion in writing and specified in the Final Merger Certificate of Merger.

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the third quarter of 2023. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by the Termination Date, the Business Combination Agreement may be terminated by either Compute Health or Allurion. A party may not terminate the Business Combination Agreement pursuant to the provision described in this paragraph if the party seeking to terminate the Business Combination Agreement is in material breach of its obligations set forth in the Business

Combination Agreement on the Termination Date. See the subsection entitled “The Business Combination Agreement — Termination.”

Special Meeting and the Stockholder Proposals

The Special Meeting will be held at                a.m., Eastern Time, on                , 2023. For the purposes of the Compute Health Certificate of Incorporation, the physical place of the meeting will be                . Compute Health encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting                . You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing                . At the Special Meeting, Compute Health Stockholders will be asked to approve the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals, the Exchange Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal (if necessary).

The Compute Health Board has fixed the close of business on July 3, 2023 as the record date for determining the holders of Compute Health Common Stock entitled to receive notice of and to vote at the Special Meeting. As of the record date, there were shares of Compute Health Class A Common Stock and shares of Compute Health Class B Common Stock outstanding and entitled to vote at the Special Meeting. Each share of Compute Health Common Stock entitles the holder to one vote at the Special Meeting on each proposal to be considered at the Special Meeting. As of the record date, the Sponsor and Compute Health’s directors and officers and their affiliates owned and were entitled to vote shares of Compute Health Common Stock, representing approximately 70.0% of the Compute Health Common Stock outstanding on that date. Compute Health currently expects that the Sponsor and its directors and officers will vote their shares in favor of the Stockholder Proposals and, pursuant to the IPO Letter Agreement, the Initial Stockholders have agreed to do so with respect to the Business Combination Proposals. Pursuant to the Business Combination Agreement and in addition to any voting requirement contained in the Compute Health Certificate of Incorporation, each of the Separate Class Vote Proposals must be approved by the affirmative vote of the holders of a majority of the then-issued and outstanding shares of Compute Health Class A Common Stock, voting separately as a single class. As of the record date, Allurion did not beneficially hold any Compute Health Common Stock.

A majority of the voting power of the outstanding Compute Health Common Stock entitled to vote at the Special Meeting must be present in person, online or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. The approval required for each of the Stockholder Proposals is set forth in the subsection entitled “Questions and Answers about the Business Combination and the Special Meeting — Questions And Answers About the Special Meeting.”

The Business Combination is conditioned upon the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Exchange Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal, if presented, subject to the terms of the Business Combination Agreement. If the Business Combination Proposals are not approved, the other Stockholder Proposals (except the Adjournment Proposal) will not be presented to the Compute Health Stockholders for a vote.

Warrant Holders Meeting and the Warrant Holders Proposals

The Warrant Holders Meeting will be held at             a.m., Eastern Time, on                     , 2023. For the purposes of the Compute Health Certificate of Incorporation, the physical place of the meeting will be             . Compute Health encourages you to use remote methods of attending the Warrant Holders Meeting or to attend via proxy. You may attend the Warrant Holders Meeting and vote your Compute Health Warrants electronically during the Warrant Holders Meeting via live webcast by visiting             . You will need the meeting control

number that is printed on your proxy card to enter the Warrant Holders Meeting. You may also attend the meeting telephonically by dialing             . At the Warrant Holders Meeting, Compute Health Warrant Holders will be asked to approve the Warrant Holders Proposals.

The Compute Health Board has fixed the close of business on July 3, 2023 as the record date for determining the holders of Compute Health Warrants entitled to receive notice of and to vote at the Warrant Holders Meeting. As of the record date, there were 21,562,322 Compute Health Public Warrants and 12,833,333 Compute Health Private Warrants outstanding and entitled to vote at the Warrant Holders Meeting. Each Compute Health Warrant entitles the holder to one vote at the Warrant Holders Meeting on each proposal to be considered at the Warrant Holders Meeting. Pursuant to the Warrant Agreement and in addition to any voting requirement contained in the Compute Health Certificate of Incorporation, the Warrant Amendment Proposal must be approved by the affirmative vote of the holders of at least 50% of each of (i) the outstanding Compute Health Public Warrants and (ii) the outstanding Compute Health Private Warrants and the Warrant Holders Adjournment Proposal must be approved by the affirmative vote of the holders of at least 50% of each of (i) the Compute Health Public Warrants and (ii) the Compute Health Private Warrants, present in person, online or represented by proxy at the Warrant Holders Meeting. As of the record date, none of Allurion, Compute Health or the Sponsor beneficially held any Compute Health Public Warrants, and the Sponsor held all of the 12,833,333 Compute Health Private Warrants.

At least 50% of the voting power of each of (i) the Compute Health Public Warrants and (ii) the Compute Health Private Warrants outstanding and entitled to vote at the Warrant Holders Meeting must be present in person or virtually, or represented by proxy, at the Warrant Holders Meeting to constitute a quorum and in order to conduct business at the Warrant Holders Meeting. The approval required for each of the Warrant Holder Proposals is set forth in the subsection entitled “Questions and Answers about the Warrant Amendment and the Warrant Holders Meeting—Questions And Answers About the Warrant Amendment.”

Recommendation of the Compute Health Board

The members of the Compute Health Board determined that the Business Combination Agreement and the Business Combination are fair to, advisable and in the best interests of Compute Health and its stockholders. The Compute Health Board unanimously recommends that stockholders vote “FOR” each of the Business Combination Proposals, “FOR” the Organizational Documents Proposal, “FOR” each of the Advisory Organizational Documents Proposals, “FOR” the Exchange Proposal, “FOR” the Equity Incentive Plan Proposal, and “FOR” the Adjournment Proposal (as applicable), in each case, if presented at the Special Meeting.

The existence of financial and personal interests of certain members of the Compute Health Board may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Compute Health and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that Compute Health Stockholders vote for the proposals. In considering the recommendations of the Compute Health Board in favor of the above proposals, it is important to keep in mind that, aside from their interests as Compute Health Stockholders, the Sponsor and certain Compute Health directors and officers have interests in the Business Combination that are different from, or in addition to, other Compute Health Stockholders’ interests. See the subsection entitled “The Special Meeting —Recommendation of the Compute Health Board” for more information.

For more information on the existence of potential conflicts of interests of certain directors of the Compute Health Board and officers of Compute Health, see the subsection entitled “Proposal No. 1—The Business Combination Proposals—Interests of Compute Health Directors and Officers in the Business Combination” for a further discussion.

Compute Health Board’s Reasons for Approval of the Business Combination

Compute Health was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities.

The members of the Compute Health Board considered a wide variety of factors in connection with their respective evaluations of the Business Combination. In light of the complexity of those factors, the Compute Health Board as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of the Compute Health Board may have given different weight to different factors.

In making its final determination regarding the Business Combination, the Compute Health Board considered the following factors, among others, although not weighted or in any order of significance:

•

Pioneering Innovation in the Field of Weight Loss. The Compute Health Board believes that Allurion will continue to execute on Allurion’s unique approach to weight-loss therapy. Allurion’s weight-loss therapy includes the world’s first full stack weight-loss platform, featuring the world’s first and only swallowable, procedure-less intragastric balloon for weight loss (the Allurion Balloon) — the patient swallows a weight-loss balloon and passes the balloon four months later. Allurion’s proprietary behavior change program and AI-powered digital therapeutic and remote patient monitoring solution allow for interactive monitoring of Allurion patients throughout the process.

•

Superior Customer Experience and Growing Patient Base. Allurion’s modern product — which utilizes a procedure-less intragastric balloon for weight loss, a proprietary behavior change program and an AI-powered digital therapeutic and remote patient monitoring solution — provides patients with a premium service offering, with an experience centered around the patient. Allurion’s product has launched in over 50 countries to date (with over 100,000 patients), and expects to launch in an additional 15 countries by 2024.

•

Experienced and Proven Management Team. Allurion’s management team has extensive experience in key aspects of the healthcare and weight loss industries. Allurion is led by its co-founder and Chief Executive Officer, Shantanu Gaur, and executives from companies such as Moderna, Allergan, Galderma, Ethicon and Boston Scientific. The team has also demonstrated consistent execution from an operational and growth perspective. Under Allurion management’s leadership, the Compute Health Board believes that Allurion has upended the traditional dynamics of weight loss. Compute Health expects that Allurion’s executives will continue to be employed by New Allurion following the Business Combination. For additional information regarding Allurion’s executive officers, see the subsection entitled “Management Following the Business Combination — Executive Officers.”

•	Rapid Growth. Allurion’s revenues in 2020, 2021, and 2022 were $20 million, $38 million, and $64 million, respectively, demonstrating Allurion’s rapid growth and potential for continued expansion.

•

Ongoing FDA Clinical Trial. Allurion’s AUDACITY trial, an open-label study to evaluate the safety and efficacy of the Allurion Balloon, was approved by the FDA, and began enrollment in May 2022. Allurion anticipates seeking FDA approval in 2024 for the sale of Allurion’s product in the United States.

•

Anticipated Collaboration with Medtronic. The Compute Health Board considered Allurion’s anticipated collaboration with Medtronic, which is expected to develop bundled offerings that include Allurion’s virtual program and bariatric surgery as well as the launch of these offerings in the Middle East.

•	Potential to Address an Area of High Unmet Medical Need. The Compute Health Board considered the potential for Allurion’s product, should it successfully proceed through clinical trials, and be approved for use (including by the FDA), in the United States, to address patients with high unmet needs in the weight-loss category.

•

Backed by Top-Tier Healthcare Investors. Allurion’s existing investors include Novalis LifeSciences and Segulah Medical Acceleration, among others, which the Compute Health Board believes provides additional validation of Allurion’s clinical and business strategies.

For a more complete description of the Compute Health Board’s reasons for approving, and recommending that the Compute Health Stockholders approve, the Business Combination, please see the subsection entitled “The Business Combination Agreement — The Compute Health Board’s Reasons for Approval of the Business Combination.”

Satisfaction of 80% Test

It is a requirement under the Compute Health Certificate of Incorporation that the business or assets acquired in Compute Health’s initial business combination have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such business combination. In addition, the rules of the NYSE require that Compute Health’s initial business combination be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). As of February 9, 2023, the date of the execution of the Existing Business Combination Agreement, the balance of the Trust Account was approximately $94.7 million and 80% thereof represents approximately $74.8 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Compute Health Board used an enterprise value (as discussed under the subsection entitled “The Business Combination Agreement — Summary of Lincoln’s Financial Analysis — Implied Enterprise Value of Allurion based on the Aggregate Consideration” of $358 million at $7.04 per share and $497 million at $10.00 per share, which would not be subject to any adjustments to purchase price, including for cash, debt and debt-like items, transaction expenses, or working capital, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Business Combination Agreement. In determining whether the enterprise values described above represent the fair market value of Allurion, the Compute Health Board considered all of the factors described in the subsection entitled “The Business Combination Agreement — The Compute Health Board’s Reasons for Approval of the Business Combination” and the fact that the purchase price for Allurion was the result of an arm’s-length negotiation. As a result, the Compute Health Board concluded that the fair market value of Allurion was significantly in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

Conditions to Closing

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions contained therein, the obligations of the parties to consummate the Mergers are subject to the satisfaction or waiver of the following conditions:

•	the absence of any orders, laws or other legal restraints preventing the consummation of the Business Combination;

•	effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

•

the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by the requisite vote of (i) Compute Health Stockholders, including the requisite the vote of Compute Health Class A Common Stock, voting as a separate class, and (ii) the Requisite Allurion Stockholders;

•	receipt of approval for listing on the NYSE of the shares of New Allurion Common Stock to be issued in connection with the Business Combination;

•

after giving effect to the transactions contemplated by the Business Combination Agreement (including the exercise of redemption rights and the PIPE Investment), Compute Health having net tangible assets of at least $5,000,001 immediately prior to the CPUH Merger Effective Time;

•

as of immediately prior to the Intermediate Merger Closing and after the CPUH Merger Closing, Net Closing Cash being greater than or equal to $70,000,000; provided that, if either Compute Health’s or Allurion’s expenses exceed the amount set forth on an agreed expenses schedule, the Net Closing Cash Condition can only be asserted by Allurion or Compute Health, respectively; and

•	the consummation of the Fortress Financing and the Revenue Interest Financing.

While the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), is also a condition to the respective obligations of the parties to complete the Business Combination, legal counsel for each of Compute Health, Allurion, and New Allurion determined that the Business Combination will not require the parties to make filings under the HSR Act.

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions contained therein, the obligations of Compute Health and the Merger Subs to consummate the Mergers are also subject to the satisfaction, or waiver by Compute Health (on behalf of itself and the Merger Subs), of the following conditions:

•	the accuracy of the representations and warranties of each of Allurion and New Allurion as of the Closings;

•	the performance or compliance of each of Allurion’s and New Allurion’s covenants in all material respects as of or prior to the Intermediate Merger Closing;

•	the absence of a Company Material Adverse Effect (as defined in the Business Combination Agreement);

•	the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby by Allurion, as the sole stockholder of New Allurion; and

•

receipt of a pay-off letter, in form and substance reasonably satisfactory to Compute Health, and related lien release documents, each in connection with the repayment and termination of all of Allurion’s indebtedness under the Runway Loan.

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions contained therein, the obligations of Allurion and New Allurion to consummate the Mergers are also subject to the satisfaction, or waiver by Allurion (on behalf of itself and New Allurion) of the following conditions:

•	the accuracy of the representations and warranties of each of Compute Health and each Merger Sub as of the Closings;

•	the performance or compliance of each of Compute Health’s and the Merger Subs’ covenants in all material respects as of or prior to the Intermediate Merger Closing;

•	the absence of a CPUH Material Adverse Effect (as defined in the Business Combination Agreement); and

•

the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby by Compute Health, as the (i) sole stockholder of Merger Sub I and (ii) sole member of Merger Sub II.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closings, including, without limitation, (a) by mutual written consent of Compute Health and Allurion; (b) by Compute Health or Allurion, if (i) the Closings have not occurred by August 7, 2023; (ii) if an applicable governmental entity has enacted, issued, enforced, or entered an order or taken any other action permanently enjoining, restraining, or otherwise prohibiting the transactions contemplated by the Business Combination and such order or action has become final and nonappealable; (iii) if the Special Meeting has concluded (including any adjournment or postponement thereof) and the approval of the Business Combination by the requisite vote of Compute Health Stockholders was not obtained; and (iv) if Allurion has not consummated the transactions contemplated by the Incremental Financing on or prior to April 30, 2023; (c) by Compute Health, if (i) Allurion or New Allurion has breached any of its representations, warranties, agreements, or covenants contained in the Business Combination Agreement and such failure or breach would render certain conditions precedent to the Closings incapable of being satisfied, subject to certain cure rights; (ii) approval of the Business Combination by the Requisite Allurion Stockholders has not been obtained within 48 hours following the date that the registration statement of which this proxy statement/prospectus forms a part becomes effective; and (iii) Allurion does not deliver, within 30 days of the execution of the Business Combination Agreement, joinders to the Allurion Support Agreement constituting sufficient Allurion Shares to approve the Business Combination; and (d) by Allurion, if Compute Health or either Merger Sub has breached any of its representations, warranties, agreements, or covenants contained in the Business Combination Agreement and such failure or breach would render certain conditions precedent to the Closings incapable of being satisfied, subject to certain cure rights. As of the date of this proxy statement/prospectus, Allurion has provided Compute Health with joinders to the Allurion Support Agreement, together with the Initial Allurion Supporting Stockholders, constituting sufficient Allurion Shares to approve the Business Combination.

Redemption Rights

Public Stockholders may seek to redeem the shares of Compute Health Class A Common Stock that they hold, regardless of whether they vote for the Business Combination, against the Business Combination, or do not vote in relation to the Business Combination. Any Public Stockholder may request that Compute Health redeem all or a portion of his, her, or its shares of Compute Health Class A Common Stock for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two Business Days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then issued and outstanding shares of Compute Health Class A Common Stock. If such Public Stockholder properly seeks redemption as described in this section and the Business Combination is consummated, such Public Stockholder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming his, her, or its shares of Compute Health Class A Common Stock with respect to more than an aggregate of 15% of the shares of Compute Health Class A Common Stock. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the shares of Compute Health Class A Common Stock, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Stockholders will not have redemption rights with respect to any shares of Compute Health Common Stock owned by them, directly or indirectly. Pursuant to the IPO Letter Agreement, the Initial Stockholders have agreed to waive their redemption rights with respect to any shares of Compute Health Common Stock they may hold in connection with either the consummation of Compute Health’s initial business combination or a stockholder vote to extend the timing by which Compute Health must complete its initial business combination. No consideration was provided in exchange for the waiver of redemption rights in the IPO Letter Agreement.

A Public Stockholder will be entitled to receive cash for any shares of Compute Health Class A Common Stock to be redeemed only if he, she, or it:

(i)

(a) holds shares of Compute Health Class A Common Stock or (b) holds Compute Health Units and elects to separate and cancel his, her, or its Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants prior to exercising his, her, or its redemption rights with respect to such shares of Compute Health Class A Common Stock; and

(ii)

prior to                a.m., Eastern Time, on                , 2023, (a) submits a written request to the Transfer Agent that Compute Health redeem his, her, or its shares of Compute Health Class A Common Stock for cash and (b) delivers his, her, or its shares of Compute Health Class A Common Stock to the Transfer Agent, physically or electronically through DTC.

A Public Stockholder may not withdraw a redemption request once submitted to Compute Health unless the Compute Health Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Furthermore, if a Public Stockholder delivers his, her, or its certificate (if any) and other redemption forms in connection with an election of his, her, or its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, he, she, or it may simply request that Compute Health permit the withdrawal of the redemption request and instruct the Transfer Agent to return the certificate (physically or electronically). A Public Stockholder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then the Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Compute Health will promptly return any shares previously delivered by Public Stockholders.

If a Public Stockholder exercises his, her, or its redemption rights, such Public Stockholder’s shares of Compute Health Class A Common Stock will (i) not be exchanged for shares of New Allurion Common Stock pursuant to the CPUH Merger and (ii) immediately prior to the CPUH Merger Effective Time, be canceled and cease to exist, and be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Business Combination Agreement, the Compute Health Certificate of Incorporation, the Trust Agreement, and this proxy statement/prospectus. In order for Public Stockholders to exercise their redemption rights in respect of the Business Combination, Public Stockholders must properly exercise their right to redeem the shares of Compute Health Class A Common Stock that they hold later than the close of the vote on the Business Combination Proposals and deliver their Compute Health Class A Common Stock (either physically or electronically) to the Transfer Agent, prior to                a.m., Eastern Time on                , 2023. Therefore, the exercise of redemption rights occurs prior to the CPUH Merger. Immediately following the CPUH Merger and the consummation of the Business Combination, New Allurion shall pay Public Stockholders who properly exercised their redemption rights the pro rata portion of the funds in the Trust Account to which they are entitled in respect of their shares of Compute Health Class A Common Stock.

Appraisal Rights

Pursuant to Section 262 of the DGCL and the terms of the Business Combination Agreement, Compute Health Stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw, or lose the right to appraisal under Delaware law prior to the CPUH Merger Effective Time have the right to seek appraisal of the fair value of their shares of Compute Health Common Stock as determined by the Delaware Court of Chancery. The “fair value” of the shares of Compute

Health Common Stock held by Compute Health Stockholders that exercise their appraisal rights, as determined by the Delaware Court of Chancery, may be more or less than, or the same as, the value of the consideration that Compute Health Stockholders may otherwise be entitled to receive pursuant to the CPUH Merger under the Business Combination Agreement.

Compute Health Stockholders who do not consent to the adoption of the Business Combination Agreement and who wish to preserve their appraisal rights must so advise Compute Health by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL after receiving a notice from Compute Health that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. If a Compute Health Stockholder fails to perfect or otherwise waives, withdraws, or loses such Compute Health Stockholder’s right to appraisal under Section 262 of the DGCL, then such Compute Health Stockholder’s shares of Compute Health Common Stock will be exchangeable solely for the right to receive the CPUH Merger consideration pursuant to the terms and conditions of the Business Combination Agreement.

Pursuant to Section 262 of the DGCL and the terms of the Business Combination Agreement, Allurion Stockholders who comply with the applicable requirements of Section 262 of the DGCL and do not otherwise fail to perfect, waive, withdraw, or lose the right to appraisal under Delaware law prior to the Intermediate Merger Effective Time have the right to seek appraisal of the fair value of their Allurion Shares as determined by the Delaware Court of Chancery. The “fair value” of the Allurion Shares held by Allurion Stockholders that exercise their appraisal rights, as determined by the Delaware Court of Chancery, may be more or less than, or the same as, the value of the consideration that such Allurion Stockholders may otherwise be entitled to receive under the Business Combination Agreement. Allurion Stockholders who do not consent to the adoption of the Business Combination Agreement and who wish to preserve their appraisal rights must so advise Allurion by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL after receiving a notice from Allurion that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL. If an Allurion Stockholder fails to perfect or otherwise waives, withdraws, or loses such Allurion Stockholder’s right to appraisal under Section 262 of the DGCL, then such Allurion Stockholder’s Allurion Shares will be exchangeable solely for the right to receive the Intermediate Merger consideration pursuant to the terms and conditions of the Business Combination Agreement.

Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL will result in the loss or waiver of appraisal rights under Delaware law. In view of the complexity of Section 262 of the DGCL, Compute Health Stockholders and Allurion Stockholders that wish to pursue appraisal rights should consult their legal and financial advisors. For additional information on appraisal rights see the subsection entitled “The Special Meeting — Appraisal Rights.”

Proxy Solicitation

Proxies may be solicited by mail, telephone, or in person. Compute Health has engaged Morrow Sodali to assist in the solicitation of proxies. If a Compute Health Stockholder grants a proxy, he, she, or it may still vote his, her, or its shares in person if he, she, or it revokes his, her, or its proxy before the Special Meeting. A Compute Health Stockholder also may change his, her, or its vote by submitting a later-dated proxy as described in the subsection entitled “The Special Meeting — Revoking Your Proxy.”

Proposals to be Put to the Stockholders of Compute Health at the Special Meeting

The Business Combination Proposals

As discussed in this proxy statement/prospectus, Compute Health is asking its stockholders to approve and adopt, among other things, the Business Combination Agreement and the Business Combination. In connection with the approval of the Business Combination Agreement and the Business Combination, the Compute Health Stockholders are being asked to approve the CPUH Merger and to authorize the merger of Compute Health with and into New Allurion, with New Allurion surviving the CPUH Merger as the publicly listed entity and becoming the sole owner of the Merger Subs. Compute Health Stockholders are also being asked to approve (i) the Intermediate Merger, pursuant to which Merger Sub I will merge with and into Allurion, with Allurion surviving the Intermediate Merger as a direct, wholly-owned subsidiary of New Allurion and (ii) the Final Merger, pursuant to which the Intermediate Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving the Final Merger as a direct, wholly-owned subsidiary of New Allurion.

For further details on the Business Combination Agreement and the Business Combination, see the section entitled “The Business Combination Agreement.” For more information on the Business Combination Proposals, see the section entitled “Proposal No. 1 — The Business Combination Proposals.”

The Organizational Documents Proposal

If the Business Combination Proposals are approved, Compute Health will ask its stockholders to approve the Organizational Documents Proposal. Under the Business Combination Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Business Combination. If, however, the Organizational Documents Proposal is approved but the Business Combination Proposals are not approved, then the Business Combination will not be consummated.

If each of the other Required Transaction Proposals and the Organizational Documents Proposal are each approved and the Business Combination is to be consummated, then the Proposed Charter and the Proposed Bylaws will be substantially in the forms set forth on Annex B and Annex C, respectively, and each of the matters contemplated by the Advisory Organizational Documents Proposals will be included in the Proposed Charter or the Proposed Bylaws adopted by New Allurion. The approval or lack thereof of any of the Advisory Organizational Documents Proposals will not affect the effectiveness of the Organizational Documents Proposal if approved by the requisite Compute Health Stockholders.

For more information, see the section entitled “Proposal No. 2 — The Organizational Documents Proposal.”

The Advisory Organizational Documents Proposals

If the Organizational Documents Proposal is approved and the Business Combination is to be consummated, New Allurion will adopt the Proposed Organizational Documents under the DGCL.

As required by SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, Compute Health is requesting that its stockholders vote upon, on a non-binding advisory basis, the Advisory Organizational Documents Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Organizational Documents Proposal. However, the stockholder vote regarding each of the Advisory Organizational Documents Proposals is an advisory vote, and is not binding on Compute Health or the Compute Health Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Documents Proposals, Compute Health intends that the Proposed Charter and the Proposed Bylaws will take effect upon the effectiveness of the CPUH Merger (assuming approval of the Organizational Documents Proposal).

The Advisory Organizational Documents Proposals include seven sub-proposals, as set forth below, and Compute Health is requesting its stockholders approve:

•	Advisory Organizational Documents Proposal A — to change the corporate name of New Allurion to “Allurion Technologies, Inc.” from and after the time of the Business Combination;

•

Advisory Organizational Documents Proposal B — to increase New Allurion’s capitalization so that it will have 1,000,000,000 authorized shares of New Allurion Common Stock, and 100,000,000 authorized shares of New Allurion Preferred Stock;

•	Advisory Organizational Documents Proposal C — to divide the New Allurion Board into three classes with staggered three-year terms;

•

Advisory Organizational Documents Proposal D — to provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66 2/3% of New Allurion’s then-outstanding shares of capital stock entitled to vote at an election of directors;

•

Advisory Organizational Documents Proposal E — to not include in the Proposed Charter any requirement that New Allurion be dissolved and liquidated 30 months following the closing of its initial public offering, and to not include in the Proposed Charter provisions applicable only to blank check companies;

•	Advisory Organizational Documents Proposal F — to provide that New Allurion stockholders may only act by holding a stockholders meeting; and

•

Advisory Organizational Documents Proposal G — to provide that the New Allurion Board would be expressly authorized to adopt, amend, alter or repeal the Proposed Bylaws on an affirmative vote of the majority of directors. In addition, to provide that the Proposed Bylaws could be amended or repealed by New Allurion stockholders by the affirmative vote of the holders of at least 66 2/3% of the then outstanding shares of capital stock of New Allurion entitled to vote on such amendment or repeal, voting together as a class; unless the New Allurion Board recommends that New Allurion stockholders approve such amendment or repeal at such meeting of New Allurion stockholders, in which case such amendment or repeal shall only require the affirmative vote of the majority of outstanding shares of capital stock of New Allurion entitled to vote on such amendment or repeal, voting together as a single class.

For more information, see the section entitled “Proposal No. 3 — The Advisory Organizational Documents Proposals.”

The Exchange Proposal

In connection with the Business Combination, Compute Health Stockholders are being asked to approve, for purposes of complying with applicable listing rules of the NYSE: (a) the issuance of up to 37,812,000 shares of New Allurion Common Stock (together with the reservation of additional shares of New Allurion Common Stock for issuance in respect of the New Allurion Warrants, New Allurion Options, and New Allurion RSU Awards issued in exchange for outstanding Allurion Warrants, Allurion Options, and Allurion RSU Awards, respectively) in the Intermediate Merger in accordance with the terms of the Business Combination Agreement; (b) the issuance and sale of 5,386,695 shares of New Allurion Common Stock in the PIPE Investment to certain investors; (c) the issuance of up to 3,602,114 shares of New Allurion Common Stock to the Sponsor and the Additional Class B Holders, assuming the maximum amount allowable in the Sponsor Loan Conversion and the minimum number of shares of Compute Health Class A Common Stock are contributed by the Sponsor to Compute Health pursuant to the Sponsor Contribution Agreement; (d) the issuance of 13,101,132 shares of New Allurion Common Stock to the Public Stockholders; (e) up to 1,500,000 shares of New Allurion Common Stock, in the aggregate, to RTW and Fortress or its affiliates pursuant to the Backstop Agreement, Amended and Restated RTW Side Letter or the Term Loan Credit Agreement, as applicable; (f) up to 1,600,000 shares of New Allurion Common Stock pursuant to HVL’s Termination Agreement, and

(g) 9,000,000 shares of New Allurion Common Stock to the Eligible Allurion Equityholders if certain share price thresholds are achieved within five years after the effectiveness of the Resale Registration Statement.

For more information, see the section entitled “Proposal No. 4 — The Exchange Proposal.”

The Equity Incentive Plan Proposal

The Compute Health Board expects to approve the 2023 Equity Incentive Plan prior to the Special Meeting, subject to the approval by the requisite Compute Health Stockholders. The 2023 Equity Incentive Plan is intended to replace the Allurion Equity Plans, which New Allurion will assume in the Business Combination. Following the Intermediate Merger Closing, no additional stock awards will be granted under the Allurion Equity Plans, although all outstanding stock awards granted under the Allurion Equity Plans immediately prior to the Intermediate Merger Closing will be assumed by New Allurion and generally will continue to be subject to the terms and conditions as set forth under the Allurion Equity Plans and in the agreements evidencing such stock awards.

The Compute Health Board believes that the approval of the 2023 Equity Incentive Plan by the Compute Health Stockholders will benefit the compensation structure and strategy of New Allurion. New Allurion’s ability to attract, retain, and motivate top quality management, employees, partners, consultants, advisors, and non-employee directors is material to its success, and the Compute Health Board has concluded that this would be enhanced by the ability to make grants under the 2023 Equity Incentive Plan.

For more information, see the section entitled “Proposal No. 5 — The Equity Incentive Plan Proposal.”

The Adjournment Proposal

If (i) based on the tabulated vote at the time of the Special Meeting, there are not sufficient votes to authorize Compute Health to consummate the Business Combination (because any of the Required Transaction Proposals have not been approved (including as a result of the failure of any other cross-conditioned Required Transaction Proposals to be approved)) or (ii) we determine that one or more of the Closing conditions under the Business Combination Agreement is not satisfied or waived, the Compute Health Board may submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies.

If the Adjournment Proposal is not approved by the requisite Compute Health Stockholders, the Compute Health Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Required Transaction Proposals, and may be unable to consummate the Mergers.

For additional information, see the section entitled “Proposal No. 6 — The Adjournment Proposal.”

Interests of Compute Health Directors and Officers in the Business Combination

In considering the recommendation of the Compute Health Board to vote in favor of approval of each of the Stockholder Proposals, Compute Health Stockholders should keep in mind that the Sponsor, and certain members of the Compute Health Board and officers of Compute Health, have interests in such Stockholder Proposals that are different from, or in addition to, those of Compute Health Stockholders generally. In particular:

•

Prior to the consummation of the IPO on February 9, 2021, the Sponsor purchased 21,562,500 shares of Compute Health Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.001 per share. Compute Health subsequently transferred an aggregate of 120,000 shares of Compute Health Class B Common Stock held by the Sponsor to the independent directors of the Compute Health Board. As a result of his resignation as a director of Compute Health on January 29, 2023, Dr. Osama Alswailem forfeited the 30,000 shares of Compute Health Class B Common Stock that had previously been transferred to him. If Compute Health does not consummate a business combination by August 9, 2023 (unless such date is extended in accordance with the Compute Health Certificate of Incorporation), it would cease all operations except for the purpose of winding-up, redeeming all of the outstanding shares of Compute Health Class A Common Stock for cash, and, subject to the approval of the remaining Compute Health Stockholders and the Compute Health Board, dissolving and liquidating, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the Sponsor’s 21,442,500 shares of Compute Health Class B Common Stock and the independent directors’ 90,000 shares of Compute Health Class B Common Stock would be worthless because, following the redemption of the shares of Compute Health Class A Common Stock, Compute Health would likely have few, if any, net assets and because the holders of Compute Health Class B Common Stock have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Compute Health Class B Common Stock if Compute Health fails to complete a business combination within the required period. Additionally, in such event, the 12,833,333 Compute Health Private Warrants purchased by the Sponsor simultaneously with the consummation of the IPO for an aggregate purchase price of $19,250,000 will also expire worthless. Certain of Compute Health’s directors and executive officers also have a direct or indirect economic interest in such Compute Health Private Warrants.

•

Michael Harsh, a director of Compute Health, purchased 10,000 Compute Health Units in Compute Health’s IPO. As a result, he owns 10,000 shares of Compute Health Class A Common Stock and 2,500 Compute Health Public Warrants. In the IPO Letter Agreement, Mr. Harsh agreed that he would not redeem any shares held by him in connection with the Business Combination.

•

The Sponsor purchased 12,833,333 Compute Health Private Warrants, each exercisable to purchase one share of Compute Health Class A Common Stock at $11.50 per share, subject to adjustment, at a price of $1.50 per warrant, that certain directors and officers of Compute Health may be deemed to beneficially own due to their control of the Sponsor, and such Compute Health Private Warrants will expire and be worthless if a business combination is not consummated within 30 months of the consummation of the IPO (unless such date is further extended in accordance with the Compute Health Certificate of Incorporation).

•

The 3,602,114 shares of New Allurion Common Stock into which the 21,442,500 shares of Compute Health Class B Common Stock and 12,833,333 Compute Health Private Warrants held by the Sponsor and the 90,000 shares of Compute Health Class B Common Stock held by the Additional Class B Holders will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of (i) approximately $38.4 million based upon the closing price of $10.65 share of Compute Health Class A Common Stock on NYSE on June 23, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus and (ii) approximately $25.4 million, based upon the per share value implied in the Business Combination of $7.04 per share of New Allurion Common Stock. However, given that such shares of New Allurion Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Compute Health believes such shares have less value. Consequently, because (a) Public Stockholders purchased the Compute Health Units at $10.00 per unit and (b) the purchase price of the shares of Compute Health Class B Common Stock and Compute Health Private Warrants (following the recapitalization of 21,532,500 shares of Compute Health Class B Common Stock and 12,833,333 Compute Health Private Warrants into 3,602,114 shares of New Allurion Common Stock) was approximately $5.35 per share, the Sponsor and independent directors may earn a positive rate of return even if the share price of New Allurion Common Stock falls significantly below the per share value implied in the Business Combination of $7.04 per share of New Allurion Common Stock and the Public Stockholders of Compute Health experience a negative rate of return.

•

The Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to Compute Health Stockholders than liquidate.

•

The Sponsor has made the following working capital loans to Compute Health: (a) on April 6, 2021, a loan in the principal amount of $1,500,000, which Compute Health has fully drawn, (b) on July 28, 2022, a loan in the principal amount of $1,500,000, which Compute Health has fully drawn, and (c) on February 9, 2023, a loan in the principal amount of $4,750,000, of which Compute Health has drawn $3,300,000, each as of the date hereof. Pursuant to the terms of the Business Combination Agreement, at the time of the Intermediate Merger Closing, (i) $2,500,000 of such Sponsor Loans outstanding as of the Closing Date will be repaid at the Closings from funds available in the Trust Account or from proceeds of the PIPE Investment or Revenue Interest Financing (or, if not so paid, by New Allurion), (ii) in the event the aggregate amount of Sponsor Loans outstanding as of the Closing Date is greater than $2,500,000 (such excess, the “Sponsor Loan Excess”), the Sponsor Loan Excess, up to an amount not to exceed $5,250,000 (the “Sponsor Loan Equity Conversion Cap”), outstanding as of the Closing Date will be converted into shares of New Allurion Common Stock, equivalent in value to the amount of such Sponsor Loan Excess (capped at the Sponsor Loan Equity Conversion Cap), at a price per share of New Allurion Common Stock of $7.04 (the “Sponsor Loan Equity Issuance”) and (iii) with respect to any Sponsor Loan Excess above the Sponsor Loan Equity Conversion Cap (such excess, the “Extinguishable Sponsor Loan Excess”), such Extinguishable Sponsor Loan Excess will be fully extinguished and forgiven, and Compute Health and New Allurion will have no obligation to pay such excess amounts; provided that Allurion may, in its sole discretion, pursuant to an election made prior to the Closings, repay on the Closing Date some or all of the Sponsor Loan Excess, up to the Sponsor Loan Equity Conversion Cap, in cash.

•

Given the differential in purchase price that the Sponsor paid for the shares of Compute Health Class B Common Stock as compared to the price of the Compute Health Units sold in the IPO and the number of shares of New Allurion Common Stock that the Sponsor will receive upon the CPUH Recapitalization, the Sponsor and its affiliates may realize a positive rate of return on such investments even if other Compute Health Stockholders experience a negative rate of return following the Business Combination.

•

The Sponsor and its affiliates are active investors across a number of different investment platforms, which Compute Health and the Sponsor believe improved the volume and quality of opportunities that were available to Compute Health. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple investment vehicles. In order to provide the Sponsor with the flexibility to evaluate opportunities across these platforms, the Compute Health Certificate of Incorporation provides that Compute Health renounces its interest in any business combination opportunity offered to any founder, director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Compute Health and is an opportunity that Compute Health is able to complete on a reasonable basis. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the investment vehicle. Compute Health does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on our search for an acquisition target.

•

Compute Health’s existing directors and officers will be eligible for continued indemnification and continued coverage under Compute Health’s directors’ and officers’ liability insurance after the Business Combination.

•

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Compute Health if and to the extent any claims by a vendor for services rendered or products sold to Compute Health, or a prospective target business with which Compute Health has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest, or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

•

Following consummation of the Business Combination, the Sponsor, Compute Health’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating, and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Compute Health from time to time, made by the Sponsor or certain of Compute Health’s officers and directors to finance transaction costs in connection with an intended initial business combination. However, if Compute Health fails to consummate a business combination within the required period, the Sponsor and Compute Health’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.

For additional information regarding pre-existing relationships between certain of the parties to the Business Combination Agreement and certain of their affiliates, see the subsections entitled “Risk Factors — Risks Related to the Business Combination and Compute Health — Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Interests of Compute Health Directors and Officers in the Business Combination.”

Opinion of the Financial Advisor to Compute Health

Compute Health obtained a fairness opinion from its independent financial advisor, Lincoln, with respect to the Business Combination. In its fairness opinion, Lincoln concluded that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Lincoln as set forth in its written opinion, the Aggregate Consideration to be paid by the Surviving Corporation in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to the CPUH Unaffiliated Shareholders (defined as holders of Compute Health Class A Common Stock prior to the consummation of the Business Combination other than (i) holders of Compute Health Class A Common Stock who elect to redeem their shares prior to or in connection with the Business Combination, (ii) officers, directors, or affiliates of Compute Health or the Sponsor and (iii) the Sponsor). Additionally, Compute Health’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Compute Health’s advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, Compute Health’s officers, directors, and advisors have substantial experience with mergers and acquisitions.

Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse merger in accordance with GAAP. Under this method of accounting, Compute Health will be treated as the acquired company and Allurion is treated as the accounting acquirer for financial reporting purposes. In accordance with this accounting method, the Business Combination will be treated as the equivalent of Allurion issuing stock for the net assets of Compute Health, accompanied by a recapitalization. The net assets of Allurion will be stated at historical cost, with no goodwill or other intangible assets recorded. Allurion has been determined to be the accounting acquiror for purposes of the Business Combination based on an evaluation of the following facts and circumstances:

•	Allurion’s existing stockholders will have the greatest percentage of voting interest in New Allurion;

•	Allurion’s existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of New Allurion;

•	Allurion will comprise the ongoing operations of New Allurion; and

•	Allurion’s existing senior management will be the senior management of New Allurion.

See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information regarding the expected accounting treatment of the Business Combination.

Comparison of Corporate Governance and Stockholder Rights

Compute Health is a Delaware corporation and the DGCL and the Compute Health Existing Organizational Documents govern the rights of Compute Health Stockholders. The Compute Health Existing Organizational Documents differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of New Allurion, your rights will differ in some regards as compared to when you were a Compute Health Stockholder.

See the section entitled “Comparison of Corporate Governance and Stockholders’ Rights” for more information regarding the important similarities and differences in the corporate governance and rights associated with owning shares of Compute Health and New Allurion.

Summary of Risk Factors

In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of the risks related to Allurion’s business and industry, Compute Health, and the Business Combination are summarized below.

•

Allurion expects to incur losses for the foreseeable future, Allurion’s ability to achieve and maintain profitability depends on the commercial success of the Allurion Balloon, and Allurion expects its revenues to continue to be driven primarily by sales of the Allurion Balloon.

•	Allurion has a limited operating history and may face difficulties encountered by companies early in their commercialization in competitive and rapidly evolving markets.

•

The failure of the Allurion Balloon to achieve and maintain market acceptance could result in Allurion achieving sales below its expectations, which would cause Allurion’s business, financial condition, and operating results to be materially and adversely affected.

•

There is no guarantee that the FDA or non-U.S. regulatory agencies will grant approval or clearance for Allurion’s current or future products, and failure to obtain regulatory approvals or clearances in the United States and other international jurisdictions, or revocation of approvals or clearances in those jurisdictions, will prevent Allurion from marketing its products.

•

Allurion Balloon products are not currently approved for commercial sale in the United States. Obtaining such approval is costly and time consuming, and Allurion may not obtain the regulatory approval required to sell its products in the U.S.

•

The medical device industry, and the market for weight loss and obesity in particular, is highly competitive. If Allurion’s competitors are able to develop and market products that are safer, more effective, easier to use, or more readily adopted by patients and health care providers, its commercial opportunities will be reduced or eliminated.

•	Continued international expansion of Allurion’s business will expose it to business, regulatory, political, operational, financial, and economic risks associated with doing business internationally.

•

Allurion depends on a limited number of single source suppliers to manufacture its components, sub-assemblies, and materials, which makes Allurion vulnerable to supply shortages and price fluctuations.

•

The regulatory approval process is expensive, time consuming, and uncertain, and may prevent Allurion from obtaining approvals for the commercialization of the Allurion Balloon or its planned products.

•

Even if Allurion receives regulatory approval for the Allurion Balloon, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject it to penalties if it fails to comply with applicable regulatory requirements.

•

If patients using Allurion’s products experience adverse events or other undesirable side effects, regulatory authorities could withdraw or modify Allurion’s regulatory approvals, which would adversely affect its reputation and commercial prospects and/or result in other significant negative consequences.

•

The medical device industry is characterized by patent litigation and Allurion could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, require Allurion to pay damages, or prevent Allurion from marketing its existing or future products.

•

If Allurion is not able to obtain and maintain intellectual property protection for its products and technologies, or if the scope of its patents is not sufficiently broad, Allurion may not be able to effectively maintain its market leading technology position.

•	Allurion has incurred net operating losses in the past and expects to incur net operating losses for the foreseeable future.

•	Allurion has a significant amount of debt, which may affect its ability to operate its business and secure additional financing in the future.

•

Allurion may need additional funds to support its operations, and such funding may not be available to Allurion on acceptable terms, or at all, which would force Allurion to delay, reduce, or suspend its planned development and commercialization efforts. Raising additional capital may subject Allurion to unfavorable terms, cause dilution to its existing stockholders, restrict its operations, or require Allurion to relinquish rights to its products and technologies.

•

Allurion receives the majority of its revenue from sales to health care providers and other third-party distributors, and the failure to collect receivables from them could adversely affect Allurion’s financial position and results of operations.

•	Allurion’s share price may be volatile, and purchasers of its securities could incur substantial losses.

•	If the conditions to the Business Combination Agreement are not met or suits to enjoin the transaction are successful, the Business Combination may not occur.

•

Some of Compute Health’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Allurion is appropriate for Compute Health’s initial business combination.

•

If some or all of the PIPE Investment fails to close, the Fortress Financing, Non-Redemption Agreement or Revenue Interest Financing fail to close, or sufficient Compute Health Stockholders exercise their redemption rights in connection with the Business Combination, there may be insufficient funds to consummate the Business Combination.

•

Subsequent to the completion of the Business Combination, New Allurion may be required to take write-downs or write-offs, restructuring and impairment, or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

•	If the Business Combination is consummated, Compute Health Stockholders will experience dilution.

•

Compute Health is required to cease all solicitations, discussions, or negotiations that could reasonably be expected to lead to, or result in, a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

•

The terms of the Compute Health Warrants may be amended with the approval of the holders of at least 50% of each of (i) the outstanding Compute Health Public Warrants and (ii) the outstanding Compute Health Private Warrants.

•	The Compute Health Warrants may have an adverse effect on the market price of the New Allurion Common Stock.

•

The exercise of Compute Health Warrants for shares of Compute Health Class A Common Stock would increase the number of shares eligible for future resale in the public market and result in dilution to Compute Health Stockholders. Such dilution will increase if more shares of Compute Health Class A Common Stock are redeemed.

•

Public Stockholders who redeem their shares of Compute Health Class A Common Stock may continue to hold any Compute Health Warrants that they own, which results in additional dilution to non-redeeming holders upon exercise of the Compute Health Warrants.

•	As the number of redemptions of shares of Compute Health Common Stock increases, the number of shares issuable under the Compute Health Warrants will also increase.

•	Certain parties to the Investor Rights Agreement have the right to nominate directors to the New Allurion Board, and their interests may conflict with ours or yours in the future.

Emerging Growth Company

Each of Compute Health and New Allurion is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and they may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Each of Compute Health and New Allurion has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Compute Health and New Allurion, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparability of Compute Health’s and New Allurion’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

New Allurion will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (b) in which New Allurion has total annual gross revenue of at least $1.235 billion, or (c) in which New Allurion is deemed to be a large accelerated filer, which means the market value of New Allurion’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which New Allurion has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Related Agreements

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Compute Health entered into the Sponsor Support Agreement with Allurion, New Allurion, the Additional Class B Holders (as holders of Compute Health Class B Common Stock), and the Sponsor (as the holder of the Compute Health Private Warrants and a holder of Compute Health Class B Common Stock), a copy of which is attached to this proxy statement/prospectus as Annex E.

Pursuant to the Sponsor Support Agreement, upon the terms and subject to the conditions set forth therein, until the earlier of the CPUH Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, the Sponsor and the Additional Class B Holders agreed to (a) vote any shares of Compute Health Common Stock that they own in favor of the proposals regarding the Business Combination, (b) not transfer, sell, pledge, or enter into any voting trusts with respect to any shares of Compute Health Common Stock or Compute Health Warrants they own, (c) solely with respect to the Sponsor, recapitalize its shares of Compute Health Class B Common Stock and Compute Health Private Warrants into 2,088,327 shares of Compute Health Class A Common Stock, (d) solely with respect to each of the Additional Class B Holders, to recapitalize his or her 30,000 shares of Compute Health Class B Common Stock into 21,120 shares of Compute Health Class A Common Stock, (e) waive any adjustment to the conversion ratio set forth in the Compute Health Existing Organizational Documents or any other anti-dilution or similar protection with respect to their respective shares of Compute Health Common Stock in connection with the transactions contemplated by the Business Combination Agreement, and (f) vote against any transaction or series of transactions in which Compute Health would be acquired or acquire another person or business.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Allurion Support Agreement

In connection with the execution of the Business Combination Agreement, Compute Health entered into the Allurion Support Agreement with New Allurion, Allurion and certain Allurion Stockholders (the “Initial Allurion Supporting Stockholders”), a copy of which is attached to this proxy statement/prospectus as Annex F. Pursuant to the Allurion Support Agreement, upon the terms and subject to the conditions set forth therein, each Initial Allurion Supporting Stockholder agreed, until the earlier of the Intermediate Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, within 48 hours following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, to execute and deliver a written consent with respect to all outstanding Allurion Shares held by such Initial Allurion Supporting Stockholder (the “Subject Allurion Shares”) approving the Business Combination Agreement and the transactions contemplated thereby. In addition to the foregoing, each Initial Allurion Supporting Stockholder agreed that, at any meeting of the holders of Allurion capital stock, each such Initial Allurion Supporting Stockholder will appear at the meeting, in person or by proxy, and cause his, her, or its Subject Allurion Shares to be voted (a) to approve and adopt the Business Combination Agreement, the transactions contemplated thereby, and any other matters necessary or reasonably requested by Allurion for the consummation of the Mergers; and (b) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay, the consummation of the transactions contemplated by the Business Combination Agreement.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Allurion Support Agreement.”

Non-Redemption Agreement

In connection with the execution of the Business Combination Agreement, Compute Health entered into the Non-Redemption Agreement with New Allurion, Allurion and Medtronic. Pursuant to the Non-Redemption Agreement, upon the terms and subject to the conditions set forth therein, Medtronic agreed, for the benefit of Compute Health, New Allurion, and Allurion, not to, among other things, (a) redeem 700,000 shares of Compute Health Class A Common Stock beneficially owned by Medtronic (the “Medtronic Shares”) and (b) sell, encumber, or otherwise transfer the Medtronic Shares. In connection with these commitments from Medtronic, Compute Health, New Allurion, and Allurion have agreed that, at the CPUH Merger Effective Time, each Medtronic Share will be canceled and converted into the right to receive 1.420455 shares of New Allurion Common Stock.

The obligations of Medtronic pursuant to the Non-Redemption Agreement were subject to Medtronic and Allurion, or their respective designees, having entered into the Medtronic Collaboration pursuant to a sales agency agreement satisfactory to Medtronic, in its sole discretion, so long as such sales agency agreement is substantially consistent with the memorandum of understanding previously entered into between Medtronic and Allurion (the “Medtronic Sales Agency Agreement”). On May 15, 2023, Covidien AG, an affiliate of Medtronic, and Allurion entered into the Medtronic Sales Agency Agreement.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Non-Redemption Agreement.”

Investor Rights Agreement

In connection with the Closings, New Allurion, the Sponsor, certain Allurion Stockholders, and certain other parties (each, an “Investor”) will enter into the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, upon the terms and subject to the conditions set forth therein, each Investor (other than New Allurion) will be granted certain registration rights with respect to his, her, or its shares of New Allurion Common Stock.

The Investor Rights Agreement will also restrict the ability of certain Investors to transfer all or a portion of their respective shares of New Allurion Common Stock (or any securities convertible into or exercisable or exchangeable for shares of New Allurion Common Stock), subject to certain permitted transfers, for a period of either 18 months or 12 months following the Closing Date, as applicable. The foregoing lock-up restrictions shall not apply to: (a) any shares of New Allurion Common Stock purchased pursuant to the PIPE Subscription Agreements, (b) 100 shares of New Allurion Common Stock held by each Investor, (c) shares issued to the Sponsor in the Sponsor Loan Equity Issuance, (d) certain incremental shares of PIPE Investors who are existing Allurion Stockholders or existing holders of Allurion Convertible Notes or shares issued upon conversion of securities issued in the Incremental Financing and (e) the Backstop Shares, the Sponsor Contributed Shares, the Gaur Trust Contributed Shares or the shares of New Allurion Common Stock anticipated to be issued to each of HVL, RTW, Fortress and the other holders of Bridge Notes.

Additionally, pursuant to the Investor Rights Agreement, upon the terms and subject to the conditions set forth therein, following the Closings, the New Allurion Board shall consist of seven directors, a majority of which shall be “independent” directors for purposes of NYSE rules, and the following persons will have the following nominations rights with respect to the New Allurion Board, subject to the limitations set forth in the Investor Rights Agreement: (i) one director and one independent director will be nominated by Shantanu Gaur; (ii) one director and one independent director will be nominated by Remus Capital; (iii) one director will be nominated by the Sponsor; and (iv) two independent directors will be nominated by Allurion (one of which shall be designated by RTW (as described below)).

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Investor Rights Agreement.”

PIPE Subscription Agreements

In connection with the execution of the Business Combination Agreement, Compute Health and New Allurion entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which, upon the terms and subject to the conditions set forth therein, the PIPE Investors, among other things, have subscribed to purchase the PIPE Securities for a purchase price of $7.04 per share (other than as set forth in the Amended and Restated RTW Side Letter, as described below), for an aggregate purchase price of $37.9 million, which PIPE Securities are to be issued following the CPUH Merger Effective Time and immediately prior to the Intermediate Merger Effective Time. Compute Health and New Allurion may also enter into additional PIPE Subscription Agreements following the execution of the Business Combination Agreement. The obligations of each party to consummate the transactions contemplated by the PIPE Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the Business Combination.

Omar Ishrak, chairman of the board of directors of Compute Health, has entered into a PIPE Subscription Agreement with an aggregate purchase price of approximately $5 million.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — PIPE Subscription Agreements.”

Revenue Interest Financing

On February 9, 2023, Allurion entered into the Revenue Interest Financing Agreement with RTW. Subject to the terms and conditions of the Revenue Interest Financing Agreement, including the closing conditions set forth therein, RTW shall, concurrent with the Closings, pay or cause to be paid to New Allurion the Investment Amount. In exchange for the Investment Amount, New Allurion will remit revenue interest payments on all current and future products and digital solutions developed and to be developed by New Allurion at a rate up to 6.0% of annual net sales prior to December 31, 2026, subject to the terms and conditions of the Revenue Interest Financing Agreement. On or after January 1, 2027, New Allurion will remit revenue interest payments at a rate up to 10.0% of annual net sales, subject to the terms and conditions of the Revenue Interest Financing Agreement and New Allurion will continue to make revenue interest payments to RTW until December 31, 2030. As of the Closings, New Allurion will assume all obligations of Allurion under the Revenue Interest Financing Agreement.

Under the terms of the Revenue Interest Financing Agreement, if RTW has not received revenue interest payments equal to 100% of the Investment Amount by December 31, 2027, New Allurion will be required to make additional payments within 30 days of December 31, 2027 in an amount equal to 100% of the Investment Amount less the aggregate amount of all the payments made by New Allurion to RTW in respect of the revenue interests prior to such date. If RTW has not received revenue interest payments equal to 240% of the Investment Amount by December 31, 2030, New Allurion will be required to make additional payments within 30 days of December 31, 2030 in an amount equal to 240% of the Investment Amount less the aggregate amount of all of the payments by New Allurion to RTW in respect of the revenue interests prior to such date. New Allurion may terminate the Revenue Interest Financing Agreement by prepaying aggregate revenue interest payments equal to 165% of the Investment Amount, or $66.0 million, by March 31, 2026.

The obligations of RTW to consummate the transactions contemplated by the Revenue Interest Financing Agreement, including the Revenue Interest Financing, are subject to the satisfaction or waiver of certain conditions precedent, including the concurrent closing of the Business Combination and PIPE Investment and delivery to RTW of specified closing documents, including a guaranty in favor of RTW.

All obligations under the Revenue Interest Financing Agreement will be guaranteed by New Allurion, Allurion France SAS, Allurion Australia Pty Ltd, and any future material subsidiaries of New Allurion and secured by a second priority lien on substantially all of their assets.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Revenue Interest Financing.”

Term Loan Facility

Upon consummation of the Business Combination, Fortress is expected to provide to New Allurion a $60 million senior secured term loan facility (the “Term Loan Facility” and the term loan thereunder, the “Term Loan”) pursuant to the Term Loan Credit Agreement, by and among New Allurion, as the borrower, the guarantors named therein, and Fortress. The Term Loan Facility matures on June 30, 2027.

Monthly amortization payments equal to 1/24th of the original aggregate principal amount of the Term Loan Facility will be due commencing on each monthly amortization payment date following the third anniversary of the date on which the Term Loan Credit Agreement is funded, with the balance payable at final maturity. Interest will accrue on the Term Loan at a rate equal to the sum of 6.44% per annum plus the greater of the Wall Street Journal Prime Rate as of any day and 3.00% per annum.

All obligations under the Term Loan Facility will be guaranteed by New Allurion, Allurion France SAS, Allurion Australia Pty Ltd., and any future material subsidiaries of New Allurion and secured by a first lien on substantially all of their respective assets.

Funding under the Term Loan Facility is subject to certain conditions precedent, including (i) consummation of the Incremental Financing; (ii) consummation of the Business Combination in accordance with the Business Combination Agreement; (iii) a minimum cash closing condition of $70 million, calculated in accordance with the Term Loan Credit Agreement; (iv) minimum revenue for the trailing 12 month period equal to (x) $60 million, if the Term Loan funding occurs on or prior to March 31, 2023; (y) $65 million, if the Term Loan funding occurs after March 31, 2023, but on or prior to June 30, 2023; and (z) $70 million, if the Term Loan funding occurs after June 30, 2023; and (v) other customary closing conditions. Pursuant to the Fortress Letter Agreement, Fortress waived its condition to closing under the Fortress Bridging Agreement, which required that Allurion raise at least $15 million in incremental financing prior to the consummation of the transactions contemplated by the Business Combination Agreement.

Starting April 1, 2023, Fortress’s unfunded commitment under the Term Loan Facility began accruing a ticking fee equal to 1.0% per annum, which shall be payable in full upon the earlier of termination of Fortress’s commitment and the funding of the Term Loan Facility.

New Allurion had agreed to issue up to an additional 1,000,000 shares of New Allurion Common Stock to Fortress (the “Additional Fortress Shares”), with (i) 250,000 of such Additional Fortress Shares to be issued at the Closings and not subject to any contingencies and (ii) 750,000 of such Additional Fortress Shares to be issued based on the Net Closing Cash of Allurion as of immediately prior to the Intermediate Merger Effective Time (to be determined linearly, based on no Additional Fortress Shares being issuable if such Net Closing Cash is equal to or greater than $100 million and 750,000 Additional Fortress Shares being issuable if such Net Closing Cash is $70 million).

On May 2, 2023, pursuant to the Backstop Agreement and contemporaneous with the execution of the Backstop Agreement, the Fortress Investor and Allurion entered into the Fortress Letter Agreement, in order to reflect that any Conditional Additional New Allurion Shares issuable to Fortress under the Term Loan Credit

Agreement, if any, would be calculated net of any Backstop Shares issuable to the Fortress Investor under the Backstop Agreement. Additionally, pursuant to the Fortress Letter Agreement, the Fortress Investor and Allurion have agreed that, if a third party subsequently provides Allurion with debt financing on more favorable terms than those provided to the Fortress Investor under the Backstop Agreement, Fortress will be offered the same or more favorable terms and conditions as Allurion provided to such third party.

Fortress’s commitment under the Term Loan Facility will expire automatically on August 7, 2023, if the Term Loan Facility has not funded prior to such time.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Term Loan Facility.”

Amended and Restated RTW Side Letter

In connection with the execution of the Business Combination Agreement, the PIPE Subscription Agreements, and the Revenue Interest Financing Agreement, Compute Health, New Allurion, Allurion, and Merger Sub II entered into the Existing RTW Side Letter with RTW, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, (a) Compute Health and New Allurion have agreed not to enter into PIPE Subscription Agreements with PIPE Investors on more favorable or advantageous terms than those included in the PIPE Subscription Agreements entered into by and among Compute Health, New Allurion, and RTW, (b) New Allurion has agreed that RTW may elect to convert up to 50% of the consideration RTW pays to New Allurion in connection with the PIPE Investment by forfeiting New Allurion Common Stock into financing provided by RTW to Allurion pursuant to an Additional Revenue Interest Financing Agreement (as defined in the Amended and Restated RTW Side Letter), (c) New Allurion had agreed to issue up to an additional 1,000,000 Additional RTW Shares, with (i) 250,000 of such Additional RTW Shares to be issued at the Closings and not subject to any contingencies and (ii) up to 750,000 of such Additional RTW Shares to be issued based on the Net Closing Cash as of immediately prior to the Intermediate Merger Effective Time (to be determined linearly, based on no Additional RTW Shares being issuable if such Net Closing Cash is equal to or greater than $100 million and 750,000 Additional RTW Shares being issuable if such Net Closing Cash is $70 million), (d) New Allurion has agreed that RTW shall have the right to designate one independent director to the New Allurion Board, and (e) New Allurion has agreed to create the board position of lead independent director, who shall serve as chair or co-chair of the New Allurion Board, and who will initially be Omar Ishrak. As a result of the issuance by New Allurion of the Additional RTW Shares, the effective share price of New Allurion Common Stock offered to RTW could range from $6.30 per share to $4.79 per share.

On May 2, 2023, pursuant to the Backstop Agreement and contemporaneous with the execution of the Backstop Agreement, Compute Health, New Allurion, Merger Sub II, Allurion and RTW entered into the Amended and Restated RTW Side Letter, which amends and restates the Existing RTW Side Letter in its entirety, in order to reflect that any Conditional Additional New Allurion Shares issuable to RTW under the Amended and Restated RTW Side Letter, if any, would be calculated net of any Backstop Shares issuable to RTW under the Backstop Agreement. Additionally, pursuant to the Amended and Restated RTW Side Letter, the parties to the Amended and Restated RTW Side Letter have agreed that, if a third party subsequently provides Allurion with debt financing on more favorable terms than those provided to RTW under the Backstop Agreement, RTW will be offered the same or more favorable terms and conditions as Allurion provided to such third party.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Amended and Restated RTW Side Letter.”

Chardan Equity Facility

On February 9, 2023, Allurion entered into a commitment letter with Chardan, pursuant to which Allurion agreed that, upon the Closings, New Allurion will enter into the Chardan Equity Facility. Pursuant to the Chardan

Equity Facility, New Allurion will agree to pay a $0.1 million structuring fee to Chardan and issue to Chardan 35,511 shares of New Allurion Common Stock. In exchange, New Allurion will have a right to require Chardan to purchase shares of New Allurion Common Stock up to the aggregate commitment amount of $100.0 million at prices per share based on the VWAP. The closing of the Chardan Equity Facility is conditioned upon the Closings and will remain outstanding for three years from the execution date unless terminated upon reasonable notice.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Chardan Equity Facility.”

2023 Convertible Note Incremental Financing

Pursuant to the Business Combination Agreement, Allurion is required to use reasonable best efforts to obtain gross cash proceeds of at least $15 million of additional financing pursuant to one or more private sales of Allurion’s equity securities, which shall automatically convert into shares of Allurion Common Stock upon the consummation of the Business Combination, which is referred to as the Incremental Financing. From February 15, 2023 until June 26, 2023, Allurion issued an aggregate principal amount of $19.3 million Bridge Notes to various investors pursuant to convertible note purchase agreements, dated as of February 15, 2023 and June 14, 2023, including the $13 million HVL Bridge Note sold to HVL on February 15, 2023. The Bridge Notes were offered in a private placement under the Securities Act. The Bridge Notes will mature on the Maturity Date unless earlier repaid or converted in accordance with their terms, and will accrue interest at a rate of 7.00% per annum. Among other terms, if Allurion consummates the Business Combination on or before August 31, 2023, the Bridge Notes shall be converted into the number of shares of Allurion Common Stock obtained by utilizing the Conversion Price. If Allurion consummates a qualified financing with proceeds of not less than $15 million, the Bridge Notes shall, at the option of the holder, either (a) be converted into the number of shares of a newly-created series of preferred stock of Allurion obtained by dividing the outstanding balance by (i) $260,000,000 or (ii) the cash price per share of the new securities in the qualified financing issued to investors by 0.85 (whichever is greater), or (b) be repaid on a date on or prior to the Maturity Date chosen by Allurion (the “Repayment Date”), with the balance determined as of the Repayment Date. If Allurion consummates a deemed liquidation event (as defined in the Allurion Certificate of Incorporation), then Allurion shall pay to the holders of the Bridge Notes one and a half times the principal then-outstanding under the Bridge Notes, plus accrued interest then-outstanding immediately prior to the closing of such deemed liquidation event.

The Side Letter Holders also entered into the Side Letters, pursuant to which, in the event the Side Letter Holders’ Bridge Notes converted in connection with the consummation of the Business Combination, the conversion rate for such Bridge Notes would be adjusted after the Closing Date to provide each of the Side Letter Holders with additional shares of New Allurion Common Stock, in the event that the trading price of the shares of New Allurion Common Stock was lower than the Conversion Price, as adjusted for the Intermediate Merger Exchange Ratio.

Following the consummation of the Initial Financing, the parties determined to refinance the Initial Financing and, pursuant to the Termination Agreements entered into by Allurion with each of the Side Letter Holders, the Side Letters were terminated, effective as of May 2, 2023. In addition, under the Termination Agreements, upon the terms and subject to the conditions set forth therein, the Side Letter Holders also waived certain provisions and obligations set forth in their respective Bridge Notes with respect to proportionate repayment obligations that would otherwise apply to Allurion under the Bridge Notes. Other provisions of the Side Letter Holders’ Bridge Notes remain unchanged and in full force and effect.

HVL’s Termination Agreement also provides, upon the terms and subject to the conditions set forth therein, Allurion with the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under the HVL Bridge Note, including by way of (a) a $2 million Prepayment in cash by Allurion to HVL on May 2, 2023, $1.5 million of which is deemed a prepayment penalty and (b) immediately prior to the consummation of the Business Combination, an Additional Payment of at least $6 million under the HVL Bridge Note by way of (i) payment in cash by Allurion and/or (ii) the sale and transfer of all or any portion of the HVL Bridge Note, equivalent in value to the portion of the Additional Payment to be repaid pursuant to this clause (b)(ii), to any person or persons designated in writing by Allurion.

In addition, under HVL’s Termination Agreement, upon the terms and subject to the conditions set forth therein, New Allurion has agreed to issue to HVL a number of shares of New Allurion Common Stock equal to (a) the Additional Hunter Shares plus (b) the Hunter Closing Shares.

In connection with the Prepayment, on May 2, 2023, Allurion and HVL entered into a written consent to convertible unsecured promissory note prepayment (the “Prepayment Consent”), pursuant to which HVL consented to the Repayment and waived each of the prepayment restrictions included in the HVL Bridge Note, to the extent related to the Repayment.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — 2023 Convertible Note Incremental Financing.”

Backstop Agreement

On May 2, 2023, the Fortress Investor and RTW entered into the Backstop Agreement with Allurion, New Allurion and HVL. Pursuant to the Backstop Agreement, upon the terms and subject to the conditions set forth therein, each Backstop Purchaser agreed that, to the extent any portion of the HVL Bridge Note remains outstanding following the Determination Date, such Backstop Purchaser will, at the Backstop Closing, purchase up to its $2 million Maximum Purchase Amount of the HVL Bridge Note from HVL.

As soon as practicable, but in any event within one business day following the Determination Date, Allurion will notify HVL and the Backstop Purchasers of, among other things, the Backstop Closing Date, the Balance and, subject to the limitations set forth in the Backstop Agreement, the Backstop Amount, which may not exceed each Backstop Purchaser’s Maximum Purchase Amount, that Allurion requires each Backstop Purchaser to purchase from HVL.

In connection with the purchase of the aggregate Backstop Amounts, upon the terms and subject to the conditions set forth in the Backstop Agreement, Allurion will (a) cancel the existing HVL Bridge Note and issue a new convertible unsecured promissory note to HVL for any remaining Balance of the HVL Bridge Note expected to be outstanding after the Backstop Closing, together with all unpaid interest on the HVL Bridge Note accrued since the date of issuance thereof and (b) issue the New Bridge Notes to each Backstop Purchaser with an issuance date of the Backstop Closing Date and an original principal amount equal to such Backstop Purchaser’s Backstop Purchase Amount, with such New Bridge Notes to be held in escrow until the Backstop Closing.

In addition, upon the terms and subject to the conditions set forth in the Backstop Agreement, in consideration of each Backstop Purchaser’s commitment to purchase its Backstop Amount of the HVL Bridge Note, subject to the terms and conditions of the Backstop Agreement, New Allurion will, no later than the Backstop Closing Date, issue to each Backstop Purchaser a number of Backstop Shares as follows:

a)

In the event that the Backstop Amount for each Backstop Purchaser is equal to its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of New Allurion Common Stock equal to the greater of (i) 700,000 shares of New Allurion Common Stock and (ii) the Conditional Additional New Allurion Shares (as defined below)

issuable (x) in the case of the Fortress Investor, to the Fortress Investor or its applicable affiliate pursuant to the Term Loan Credit Agreement and (y) in the case of RTW, to RTW pursuant to the Amended and Restated RTW Side Letter; provided that, in the event that for any reason the aggregate number of shares issuable to the Fortress Investor pursuant to clause (ii) above is greater than the aggregate number of shares issuable to RTW pursuant to clause (ii), or vice versa, the Backstop Purchaser that would receive the lesser aggregate number of shares shall instead receive the higher number of aggregate shares so that, pursuant to such clause (ii), each of the Fortress Investor and RTW shall receive the same aggregate number of shares of New Allurion Common Stock.

b)

In the event that the Backstop Purchase Amount for each Backstop Purchaser is less than its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion Common Stock equal to 700,000 multiplied by a fraction having (x) a numerator equal to such Backstop Purchaser’s Backstop Amount and (y) a denominator equal to 2,000,000.

For additional information, see the section entitled “The Business Combination Agreement — Related Agreements — The Backstop Agreement.”

Contribution Agreements

Gaur Contribution Agreement

On May 2, 2023, the Gaur Trust and New Allurion entered into the Gaur Contribution Agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Gaur Trust agreed to contribute to New Allurion, as a contribution of capital, a number of shares of New Allurion Common Stock (the “Gaur Trust Contributed Shares”) equal to: (a) 50,000 shares of New Allurion Common Stock (being one-sixth of the Hunter Closing Shares) plus (b) a number of shares of New Allurion Common Stock equal to one-third of the Additional Hunter Shares. The Gaur Trust’s contribution of the Gaur Trust Contributed Shares will be effective immediately following the consummation of the Business Combination and the issuance of New Allurion Common Stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Contribution Agreements — Gaur Contribution Agreement.”

Sponsor Contribution Agreement

On May 2, 2023, the Sponsor and Compute Health entered into the Sponsor Contribution Agreement pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Sponsor agreed to contribute to Compute Health, as a contribution to capital, the Sponsor Contributed Shares. The Sponsor’s contribution of the Sponsor Contributed Shares will be contingent on the Closings, and will be effective immediately following the Sponsor Recapitalization and immediately prior to the CPUH Merger Effective Time.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — Contribution Agreements — Sponsor Contribution Agreement.”

RSU Forfeiture Agreement

On May 2, 2023, Krishna Gupta, a member of the Allurion Board, entered into the RSU Forfeiture Agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Mr. Gupta agreed to forfeit the Forfeited RSUs. The Forfeited RSUs shall be terminated and cancelled without consideration therefor, effective as of immediately following the consummation of the Business Combination.

For additional information, see the subsection entitled “The Business Combination Agreement — Related Agreements — RSU Forfeiture Agreement.”

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Mergers and exercise of redemption rights, please see the section entitled “U.S. Federal Income Tax Considerations.”

Proposals to be Put to the Compute Health Warrant Holders at the Warrant Holders Meeting

The Warrant Amendment Proposal

In connection with the Business Combination, Compute Health is seeking to (i) amend the anti-dilution provisions of the Warrant Agreement by deleting section 4.5 of the Warrant Agreement, (ii) provide that, upon the completion of the Business Combination, each of the outstanding Compute Health Public Warrants, which currently entitle the holder thereof to purchase one share of Compute Health Class A Common Stock at an exercise price of $11.50 per share, will become exercisable for 1.420455 shares of New Allurion Common Stock at an exercise price of $11.50 per share, (iii) provide that, upon the completion of the Business Combination, each Compute Health Warrant Holder will be issued one-half of one New Allurion Public Warrant for each outstanding Compute Health Public Warrant held by such holder, and (iv) amend the term of the Compute Health Warrants such that they will expire six years after the consummation of the Business Combination, or earlier upon redemption or liquidation.

The effect of the Warrant Amendment Proposal, if approved, will be to reduce the number of shares of New Allurion Common Stock that would otherwise be issuable upon exercise of the New Allurion Public Warrants received by the holders of Compute Health Public Warrants by approximately 50%, thereby reducing the amount by which New Allurion’s stockholders would otherwise have been diluted as a result of the exercise in full of the New Allurion Public Warrants.

For additional information, see the section entitled “Warrant Holder Proposal 1: The Warrant Amendment Proposal.”

The Warrant Holders Adjournment Proposal

If, based on the tabulated vote at the time of the Warrant Holders Meeting, there are not sufficient votes to authorize Compute Health to consummate the Warrant Amendment, the Compute Health Board may submit a proposal to adjourn the Warrant Holders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies.

If the Warrant Holders Adjournment Proposal is not approved by the Compute Health Warrant Holders, the Compute Health Board may not be able to adjourn the Warrant Holders Meeting to a later date if necessary, to permit the further solicitation and vote of proxies if it is determined by Compute Health that more time is necessary or appropriate to approve the Warrant Amendment Proposal at the Warrant Holders Meeting. If Compute Health does not complete the Business Combination and fails to complete an initial business combination by August 9, 2023, unless Compute Health submits and its stockholders approve an extension of such date, Compute Health will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Stockholders and the Compute Health Warrants will expire worthless.

SELECTED HISTORICAL FINANCIAL INFORMATION OF COMPUTE HEALTH

Compute Health is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The summary historical statements of operations data of Compute Health for the periods ended March 31, 2023 and 2022 and the historical balance sheet data as of March 31, 2023 are derived from Compute Health’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with Compute Health’s financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Compute Health” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Compute Health or New Allurion.

Statement of Operations

	Three Month Ended
	March 31,
	2023	2022
General and administrative expenses	$3,511,785	$533,409
Franchise tax expenses	50,050	50,000

Loss from operations	(3,561,835)	(583,409)
Other income (expense)
Change in fair value of derivative warrant liabilities	(9,974,780)	13,247,800
Change in fair value of convertible promissory note — related party	(573,480)	41,590
Income from investments held in Trust Account	1,012,302	70,395
Interest earned on bank account	905	—

Loss (income) before income tax	(13,096,888)	12,776,376
Income tax expense	202,073	—

Net (loss) income	$(13,298,961)	$12,776,376

Weighted average shares outstanding of Class A common stock, basic and diluted	9,223,194	86,250,000

Basic and diluted net (loss) income per share, Class A common stock	$(0.43)	$0.12

Weighted average shares outstanding of Class B common stock, basic and diluted	21,562,500	21,562,500

Basic and diluted net (loss) income per share, Class B common stock	$(0.43)	$0.12

Balance Sheet Data	As of March 31, 2023
(in dollars, except for share numbers)
Total assets	$96,959,913

Total liabilities	24,125,816

Total stockholders’ deficit	(23,527,623)

Total liabilities and stockholders’ deficit	96,959,913

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ALLURION

Allurion is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The summary historical statements of operations data of Allurion for the three months ended March 31, 2023 and 2022 and the historical balance sheet data as of March 31, 2023 and December 31, 2022 are derived from Allurion’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with Allurion’s financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allurion” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Compute Health or New Allurion.

Consolidated Statements of Operations Data

	Three Months Ended March 31,
(in thousands)	2023	2022
Revenue	$14,071	$12,713
Cost of revenue	2,940	2,576

Gross profit	11,131	10,137
Total operating expenses	25,022	15,721

Loss from operations	(13,891)	(5,584)
Interest expense, net	(2,237)	(702)
Changes in fair value of derivative liability	(29)	—
Change in fair value of warrants	(1,475)	34
Other expense, net	(135)	(167)

Loss before income taxes	(17,767)	(6,419)
Provision for income taxes	(34)	—

Net loss	(17,801)	(6,419)

Cumulative undeclared preferred dividends	(717)	(717)

Net loss attributable to common shareholders	$(18,518)	$(7,136)

Net loss per share, basic and diluted	$(2.42)	$(0.96)

Weighted-average shares outstanding, basic and diluted	7,661,736	7,422,026

Consolidated Balance Sheets Data

	March 31,	December 31,
(in thousands)	2023	2022
Cash and cash equivalents	$9,943	$7,685
Total current assets	45,730	43,383
Total assets	57,966	51,370
Term loan	53,521	53,360
Total current liabilities	83,980	75,867
Total liabilities	107,622	83,684
Redeemable convertible preferred stock	39,122	39,122
Total stockholders’ deficit	(88,778)	(71,436)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	57,966	51,370

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data is derived from the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations included elsewhere in this proxy statement/prospectus and were prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined financial information is based on Compute Health’s and Allurion’s historical financial statements. The unaudited pro forma condensed combined balance sheet as of March 31, 2023 reflects adjustments that depict the accounting of the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, the Chardan Equity Facility, the Backstop Agreement, the Contribution Agreements, the RSU Forfeiture Agreement, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 reflects those adjustments assuming they were made on January 1, 2022, which is the beginning of the earliest period presented.

The selected unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Compute Health and Allurion have not had any historical relationship prior to the Mergers. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The selected unaudited pro forma condensed combined financial information has been derived from:

•	the accompanying notes to the pro forma financial information;

•

the historical unaudited condensed financial statements of Compute Health as of and for the three months ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed consolidated financial statements of Allurion as of and for the three months ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus;

•	the historical audited financial statements of Compute Health as of and for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus; and

•	the historical audited consolidated financial statements of Allurion as of and for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus;

and should be read together with:

•

the Existing Business Combination Agreement, a copy of which is attached to this proxy statement/ prospectus as Annex A, which is incorporated by reference herein in its entirety, and the BCA Amendment, a copy of which is attached to this proxy statement/prospectus as Annex A-1, which is incorporated by reference herein in its entirety; and

•

the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Compute Health”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allurion,” and other financial information relating to Compute Health and Allurion included elsewhere in this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial data has been prepared assuming that (i) the HVL Bridge Note has an outstanding principal of $6.5 million immediately prior to the Closings, (ii) the Backstop Amount is zero and no Backstop Shares are issued, (iii) there are Net Closing Cash amounts of greater than $100 million under Scenario 1 and at least $70 million under Scenario 2, and (iv) no Contingency Shares are issued, and $17 million of transaction expenses are assumed and paid by New Allurion and no expenses which would be payable by Compute Health or New Allurion are deducted from their consideration at or after the Closings (on an as-converted basis), and assuming two redemption scenarios as follows:

•

Assuming No Redemptions (Scenario 1): This presentation assumes that no Public Stockholders exercise their right to have their Compute Health Class A Common Stock converted into their pro rata share of the Trust Account and thus the full amount held in the Trust Account as of the Closings is available for the Mergers; and

•

Assuming Maximum Redemptions (Scenario 2): This presentation assumes that Public Stockholders holding 8,523,194 shares of the Compute Health Class A Common Stock will exercise their redemption rights for their pro rata share (approximately $10.23 per share) of the funds in the Trust Account. This scenario gives effect to Compute Health Class A Common Stock redemptions for aggregate redemption payments of $87.2 million using a $10.23 per share redemption price. Additionally, this presentation also contemplates Medtronic electing not to redeem 700,000 shares of Compute Health Class A Common Stock pursuant to the Non-Redemption Agreement effective immediately prior to the Closings. This scenario includes all adjustments contained in the “no redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

	Pro Forma
	Three Months Ended March 31, 2023		Year Ended December 31, 2022
	Scenario 1	Scenario 2	Scenario 1	Scenario 2
	(Assuming No Redemptions)	(Assuming Maximum Redemptions)	(Assuming No Redemptions)	(Assuming Maximum Redemptions
	(in thousands, except share and per share amounts)
Combined Statement of Operations data:
Revenue	$14,071	$14,071	$64,211	$64,211
Total gross profit	$11,131	$11,131	$50,726	$50,726
Loss from operations	$(14,077)	$(14,077)	$(53,183)	$(53,183)
Net loss attributable to common shareholders	$(22,645)	$(23,657)	$(42,553)	$(53,214)
Basic and diluted net loss per share, Common Stock	$(0.42)	$(0.55)	$(0.78)	$(1.25)
Basic and diluted weighted average shares outstanding, Common Stock	54,552,584	42,660,985	54,449,249	42,558,339

	Pro Forma
	As of March 31, 2023
	Scenario 1	Scenario 2
	(Assuming No Redemptions)	(Assuming Maximum Redemptions)
	(in thousands)
Combined Balance Sheet data:
Cash and cash equivalents	$162,193	$75,001
Total assets	$204,635	$117,443
Revenue interest notes payable	$40,000	$40,000
Term loan, net of discounts	$59,550	$59,550
Contingent consideration liability	$53,310	$53,310
Total liabilities	$194,632	$194,632
Total shareholders’ equity (deficit)	$10,003	$(77,189)

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

Compute Health

Compute Health Units, Compute Health Class A Common Stock, and Compute Health Public Warrants are currently listed on the NYSE under the symbols “CPUH.U,” “CPUH,” and “CPUH WS,” respectively.

The closing price of the Compute Health Units, Compute Health Class A Common Stock, and Compute Health Warrants on February 8, 2023, the last trading day before announcement of the execution of the Existing Business Combination Agreement, was $10.25, $10.25, and $0.14, respectively. As of July 3, 2023 the record date for the Special Meeting, the most recent closing price of the Compute Health Units, Compute Health Class A Common Stock and Compute Health Public Warrants was $                , $                , and $                , respectively.

Holders of the Compute Health Units, Compute Health Class A Common Stock, and Compute Health Public Warrants should obtain current market quotations for their securities. The market price of Compute Health’s securities could vary at any time before the Business Combination.

Holders

As of July 3, 2023, there were                holders of record of Compute Health Units,                holders of record of Compute Health Class A Common Stock, and                holders of record of Compute Health Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Compute Health Units, Compute Health Class A Common Stock, and Compute Health Warrants are held of record by banks, brokers, and other financial institutions.

Dividend Policy

Compute Health has not paid any cash dividends on Compute Health Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends by New Allurion in the future will be dependent upon New Allurion’s revenues and earnings, if any, capital requirements, and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Allurion Board at such time. New Allurion’s ability to pay dividends may also be restricted by the terms of its Runway Loan, the Term Loan Credit Agreement (when it becomes effective), any future credit agreement or any future debt, or preferred equity securities of New Allurion or its subsidiaries. See the subsection entitled “Risk Factors — Risks Related to New Allurion’s Financial Condition and Capital Requirements — We have a significant amount of debt, which may affect New Allurion’s ability to operate its business and secure additional financing in the future.”

Allurion

Historical market price information for Allurion Common Stock, Allurion Preferred Stock, and Allurion Warrants is not provided because there is no public market for Allurion Common Stock, Allurion Preferred Stock, and Allurion Warrants.

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, the following risks have the potential to impact the business and operations of Allurion and New Allurion. These risk factors are not exhaustive and all investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Allurion, New Allurion and the Business Combination. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe are immaterial could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

Risks Related to Allurion

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us,” or “our” refer to the business of Allurion and its subsidiaries prior to the consummation of the Mergers, and New Allurion and its subsidiaries, including Allurion, following the consummation of the Mergers.

Risks Related to the Development and Commercialization of Our Products

We expect to incur losses for the foreseeable future, our ability to achieve and maintain profitability depends on the commercial success of the Allurion Balloon, and we expect our revenues to continue to be driven primarily by sales of the Allurion Balloon.

We have incurred losses to date and expect to continue to incur losses for the foreseeable future. Sales of the Allurion Balloon and related accessories, which have occurred outside of the U.S. because we have not yet obtained the regulatory approval required to sell our products within the U.S., accounted for substantially all of our revenues for the years ended December 31, 2022 and 2021 and the three months ended March 31, 2023 and we expect our revenues to continue to be driven primarily by sales of the Allurion Balloon. In order to achieve and sustain profitability, our revenues from sales of the Allurion Balloon will need to grow beyond the levels we have achieved in the past. If health care providers and/or patients do not perceive our products to be competitive in features, efficacy and safety when compared to other products in the market, or if demand for the Allurion Balloon or for weight loss procedures and programs in general decreases, we may fail to achieve sales levels that provide for future profitability.

Our ability to successfully market the Allurion Balloon and our other current and future product and service offerings depends on numerous factors, including but not limited to:

•	outcomes of current and future clinical studies of the Allurion Balloon;

•	acceptance of the Allurion Balloon as safe and effective by patients, caregivers and the medical community;

•	an acceptable safety profile of the Allurion Balloon in markets where we have obtained regulatory approvals;

•	whether key thought leaders in the medical community accept that such clinical studies are sufficiently meaningful to influence their or their patients’ choices of product;

•	maintenance of our existing regulatory approvals and expansion of the geographies in which we have regulatory approvals;

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commercially viable processes at a scale sufficient to meet anticipated demand at an adequate cost of manufacturing, and that are compliant with ISO 13485 Quality Management System requirements and/or good manufacturing practice, or “GMP”, requirements, as set forth in the FDA’s Quality System Regulation (“QSR”) and other international regulations;

•	our success in educating health care providers and patients about the benefits, administration and use of the Allurion Balloon;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	the willingness of patients to pay out-of-pocket for the Allurion Balloon and/or Allurion Virtual Care Suite (“VCS”) in the absence of coverage and reimbursement for such treatment;

•	the success of our internal sales and marketing organization and the sales forces of our distributors; and

•	continued demand for weight loss using balloon products, which may be adversely affected by events involving our products or those of our competitors, among other things.

Some of these factors are beyond our control. If we are unable to continue to commercialize the Allurion Balloon and our other current and future products and services, or are unable to obtain a distributor or partner to commercialize them, we may not be able to produce any incremental revenues related to the Allurion Balloon and our other current and future products and services. This would result in an adverse effect on our business, financial condition, results of operations and growth prospects.

We have a limited operating history and may face difficulties encountered by companies early in their commercialization in competitive and rapidly evolving markets.

The Allurion Balloon has been marketed in countries outside of the United States since 2016, and as such, we have a limited operating history upon which to evaluate our business and forecast our future revenue and operating results. In assessing our business prospects, you should consider the various risks and difficulties frequently encountered by companies early in their commercialization in competitive markets, particularly companies that develop and sell medical devices. These risks include our ability to:

•	implement and execute our business strategy;

•	expand and improve the productivity of our direct sales force, distributors and marketing programs to grow sales of our existing and proposed products and services;

•	increase awareness of our brand and build loyalty among health care providers and patients;

•	manage growth and expanding operations;

•	respond effectively to competitive pressures and developments;

•	enhance our existing products and develop new products;

•	obtain regulatory approval or clearance to enhance our existing products and commercialize new products, including any label expansions for use of our products in adolescents;

•	respond to changing regulations associated with medical devices across all geographies;

•	perform clinical trials with respect to our existing products and any new products, including products under development;

•	attract, retain and motivate qualified personnel in various areas of our business; and

•	obtain and maintain coverage and adequate levels of reimbursement for our products.

Due to our limited operating history, we may not have the institutional knowledge or experience to be able to effectively address these and other risks that we may face. In addition, we may not be able to develop insights into trends that could emerge and negatively affect our business and may fail to respond effectively to those trends. As a result of these or other risks, we may not be able to execute key components of our business strategy, and our business, financial condition and operating results may suffer.

We do not expect that health care providers or patients will receive third-party reimbursement for treatment with our products. As a result, we expect that our success will depend on the ability and willingness of health care providers to adopt self-pay practice management infrastructure and of patients to pay out-of-pocket for treatment with our products.

Certain elective treatments, such as an intragastric balloon, are typically not covered by insurance. Accordingly, we do not expect that any third-party payors will cover or reimburse health care providers or patients for the Allurion Program. As a result, we expect that our success will depend on the ability and willingness of health care providers that may not have historically operated a self-pay practice to adopt the policies and procedures needed to successfully operate such a practice. Our sales and marketing efforts have historically targeted bariatric surgeons, gastroenterologists, plastic surgeons and other health care providers. Although many of these health care providers are accustomed to selling cash-pay services in their practices, some are primarily accustomed to providing services that are reimbursed by third-party payors. As a result, these health care providers may need to augment their administrative staff and billing procedures to address the logistics of a self-pay practice. If health care providers are unable or unwilling to make such changes, adoption of our products may be slower than anticipated.

Our success will also depend on the ability and willingness of patients to pay out-of-pocket for treatment with our products. Adverse changes in the economy, including from heightened inflation, the Russia-Ukraine war and the ongoing impact of COVID-19, may cause consumers to reassess their spending choices and reduce the demand for elective treatments and could have an adverse effect on consumer spending. This shift could have an adverse effect on our revenues and operating results. In addition, the operations of the medical device distributors upon whom we rely to sell our products may be negatively impacted by any such adverse economic changes. If our distributors are unable to maintain their operations and effectively market and sell our products, our results of operations and business may suffer. Furthermore, consumer preferences and trends may shift due to a variety of factors, including changes in demographic and social trends, public health initiatives and product innovations, which may reduce consumer demand for our products. The decision by a patient to elect to undergo treatment with the Allurion Balloon may be influenced by a number of additional factors, such as:

•	the success of any sales and marketing programs, including direct-to-consumer marketing efforts, that we, or any third parties we engage, undertake;

•	the extent to which health care providers offer the Allurion Balloon to their patients;

•	the extent to which the Allurion Balloon satisfies patient expectations;

•	the cost, safety, comfort, tolerability, ease of use, and effectiveness of the Allurion Program as compared to other treatments; and

•	general consumer confidence, which may be impacted by economic and political conditions.

Our financial performance will be materially harmed if we cannot generate significant customer demand for the Allurion Balloon.

Changes in coverage and reimbursement for obesity treatments and procedures could affect the adoption of the Allurion Program and our future revenues.

Currently, intragastric balloon products are not reimbursed by third-party payors. We do not currently plan on submitting any requests to any third-party payor for coverage or billing codes specific to our products. However, payors may change their coverage and reimbursement policies for intragastric balloon products as a category and/or for other obesity treatments and procedures, and these changes could negatively impact our business. For example, healthcare reform legislation or regulation that may be proposed or enacted in the future that results in a favorable change in coverage and reimbursement for competitive products and procedures in weight loss and obesity could also negatively impact adoption of our products and our future revenues, and our business could be harmed as we would be at an economic disadvantage when competing for customers.

The failure of the Allurion Balloon to achieve and maintain market acceptance could result in us achieving sales below our expectations, which would cause our business, financial condition and operating results to be materially and adversely affected.

Our current business and growth strategy is highly dependent on the Allurion Balloon achieving and maintaining market acceptance. In order for us to sell our products to healthcare providers and, ultimately, weight loss patients, we must convince them that our products are an attractive alternative to competitive treatments for patients who are obese and overweight, including traditional pharmaceutical therapies and more aggressive bariatric surgical treatments, such as gastric bypass and sleeve gastrectomy. Market acceptance and adoption of the Allurion Balloon depends on educating health care providers on its safe and appropriate use, as well as the cost, safety, comfort, tolerability, ease of use, and effectiveness of the Allurion Program compared to other treatments. If we are not successful in convincing existing and potential customers of the benefits of our product, or if we are not able to achieve the support of health care providers for our product, our sales may decline or we may achieve sales below our expectations.

Market acceptance of our products could be negatively impacted by many factors, including:

•	the willingness of patients to pay out-of-pocket for the Allurion Program in the absence of coverage and reimbursement for such program;

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the failure of our products to achieve and maintain wide acceptance among patients who are obese and overweight, their health care providers, third-party payors and key opinion leaders in the weight loss treatment community;

•	lack of evidence supporting the safety, ease-of-use or other perceived benefits of the Allurion Balloon over competitive products or other currently available weight loss treatment alternatives;

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perceived risks or uncertainties, or actual adverse events or other undesirable side effects, associated with the use of our gastric balloons, or components thereof, or of similar products or technologies of our competitors;

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any adverse legal action, including products liability litigation, against us or our competitors relating to the Allurion Balloon or similar products or technologies or the withdrawal or modification of any regulatory approvals for our products; and

•	results of clinical studies relating to the Allurion Balloon or similar competitive products.

In addition, the rapid evolution of technology and treatment options within our industry may cause consumers to delay the purchase of our products in anticipation of advancements or breakthroughs, or the perception that advancements or breakthroughs could occur, in our products or the products offered by our competitors. It is also possible that consumers interested in purchasing any of our future products currently under development may delay the purchase of one of our current products. In addition, customers may delay their purchasing decisions, or health care providers may refrain from providing our products, as a result of the COVID-19 global pandemic or unfavorable changes in general economic conditions.

If the Allurion Balloon, or any other therapy or product that we may develop, does not achieve and maintain widespread market acceptance, we may fail to achieve sales consistent with our projections, in which case our business, financial condition and operating results could be materially and adversely affected.

A substantial proportion of our sales are through distributors, and we do not have direct control over the efforts these distributors may use to sell our products. If our relationships with these third-party distributors deteriorate, or if these third-party distributors fail to sell our products or engage in activities that harm our reputation, or fail to adhere to medical device regulations, our financial results may be negatively affected.

Historically, our sales model has been to sell primarily through distributors rather than through our own sales force, but recently we have begun to transition certain territories to both a direct sales model and a hybrid sales model that includes both distributors and a direct sales effort. We believe that our reliance on distributors improves the economics of our business, as we do not carry the high fixed costs of a large direct sales force in many of the countries in which the Allurion Balloon is commercially available. If we are unable to maintain or enter into such distribution arrangements on acceptable terms, or at all, we may not be able to successfully commercialize our products in certain countries. Furthermore, distributors can choose the level of effort that they apply to selling our products relative to others in their portfolio. The selection, training, and compensation of distributors’ sales personnel are within the distributor’s control rather than our own and may vary significantly in quality from distributor to distributor.

In addition, although our contract terms require our distributors to comply with all applicable laws regarding the sale of our products, including anti-competition, anti-money laundering, sanctions laws and FDA and other health care regulations, we may not be able to ensure proper compliance. If our distributors fail to effectively market and sell our products in full compliance with applicable laws, our results of operations and business may suffer.

In certain large markets, we engage in direct sales efforts. We may fail to maintain and develop our direct sales force, and our revenues and financial outcomes could suffer as a result. Furthermore, our direct sales personnel may not effectively sell our products.

We engage in direct sales efforts in 29 countries. We have hired and will need to retain and motivate a significant number of sales and marketing personnel in order to support our anticipated growth in these countries. There is significant competition for quality personnel experienced in such activities, including from companies with greater financial resources than ours. If we are not successful in our efforts to continue recruiting, retaining, and motivating such personnel, we may not be able to increase our revenues, or we may increase our expenses in greater measure than our revenues, negatively impacting our operating results.

We are also working on creating a direct sales structure and strategy in certain markets. We are working to put in place the correct legal and business structure to comply with taxation and operational requirements. These structures may not ultimately be implemented or, if implemented, be successful or effective and may not be able to increase our revenues or improve our gross margins. In addition, our expenses or tax-related costs may increase in greater measure than our revenues, negatively impacting our operating results.

Furthermore, our sales force may operate independently with limited day-to-day oversight from management. They may engage in sales practices that increase certain risks to our business, including the risk of scrutiny from regulatory authorities and the risk that we violate anti-corruption regulations in one or more countries. These and other independent actions may result in unexpected costs, news that might impair our reputation or revenues, litigation in various jurisdictions, and/or sanctions. Any of these could impair the trading price of New Allurion Common Stock and adversely impact our results.

The effectiveness and safety of the Allurion Balloon depends critically on our ability to educate health care providers on its safe and proper use. If we are unable to do so, we may not achieve our expected growth and may be subject to risks and liabilities.

In addition to educating health care providers on the clinical benefits of the Allurion Balloon, we must also train health care providers on the safe and appropriate use of the Allurion Balloon. If we are unable to provide an adequate training program with respect to the Allurion Balloon, product misuse may occur that could lead to serious adverse events. Many health care providers may be unfamiliar with such treatments or find it more complex than competitive products or alternative treatments. As such, there is a learning process involved for health care providers to become proficient in the use of our products and it may take several procedures for a health care provider to be able to use the Allurion Balloon comfortably. In addition, it is also critical for health care providers to be educated and trained on best practices in order to achieve optimal results, including patient selection and eligibility criteria, as well as complementary methods of use such as diet or behavioral modification programs. Convincing health care providers to dedicate the time and energy necessary for adequate training is challenging, and we cannot assure you that we will be successful in these efforts. This training process may also take longer than we expect. In the event that health care providers are not properly trained in the use of the Allurion Balloon, they may misuse or ineffectively use our products for the treatment of patients. As a result, patients may experience adverse events or not be able to enjoy the benefits of our program or achieve the weight loss outcomes they expect, leading to dissatisfaction and market rejection of our products. In addition, misuse of our products in any stage of the treatment may result in, among other things, patient injury, adverse side effects, negative publicity or lawsuits against us. Any of these events could have an adverse effect on our business and reputation.

The misuse or off-label use of our products may harm our image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations and sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The Allurion Balloon has been approved or cleared by regulatory authorities in the countries in which we sell it or in which we conduct our operations for specific indications. We do not promote the Allurion Balloon for uses outside of approved or cleared indications for use, known as “off-label uses.” We cannot, however, prevent a health care provider from using our product off-label, when in the health care provider’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if health care providers attempt to use our product off-label. Furthermore, the use of our product for indications other than those approved or cleared by regulatory authorities may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

Health care providers may also misuse our products, use improper techniques, ignore or disregard product warnings, contraindications or other information provided in training materials or product labeling, fail to obtain adequate training, or fail to inform patients of the risks associated with procedures that utilize our product, potentially leading to injury and an increased risk of product liability claims. If our product is misused or used with improper technique, we may become subject to costly litigation by our health care providers or their patients.

There is no guarantee that the FDA or non-U.S. regulatory agencies will grant approval or clearance for our current or future products, including the Allurion Balloon, and failure to obtain regulatory approvals or clearances in the United States and other international jurisdictions, or revocation of approvals or clearances in those jurisdictions, will prevent us from marketing our products in such jurisdictions.

We intend to seek regulatory approval or clearance of our current and future products in the U.S. and certain non-U.S. jurisdictions. We have obtained a CE Mark for the Allurion Balloon and are therefore authorized to sell in the EU; however, in order to market in regions such as the U.S., Asia Pacific region and many other jurisdictions, we must obtain separate regulatory approvals or clearances. The procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval or clearance may differ from that required to obtain the CE Mark or FDA approval. As a result of the United Kingdom leaving the EU, since January 1, 2021, the regulatory framework and regimes for medical devices in the United Kingdom and the EU have diverged. In particular, a new UKCA Mark was introduced for medical devices placed on the Great Britain market (which includes England, Scotland and Wales). Northern Ireland has adopted a hybrid approach as a result of the divergence in accordance with the Northern Ireland Protocol. Manufacturers can continue placing CE marked medical devices on the Great Britain market until June 30, 2024. From July 1, 2024, transitional arrangements will apply for CE and UKCA marked medical devices placed on the Great Britain market. Moreover, clinical studies or manufacturing processes conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more international regulatory authorities does not ensure approval by regulatory authorities in other countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. An international regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain regulatory approvals on a timely basis, if at all. We may not be able to submit for regulatory approvals or clearances and even if we submit we may not receive necessary approvals or clearances to commercialize our products in any market.

Before obtaining regulatory approval or clearance for the sale of a product, we may be required to conduct extensive preclinical and clinical studies to demonstrate the safety and efficacy of our planned products in human patients. Preclinical and clinical studies can be expensive, difficult to design and implement, can take many years to complete, and are uncertain as to outcome. A failure of one or more of our studies could occur at any stage of testing. In connection with the initiation of a clinical study in the U.S., we filed an investigational device exemption, or “IDE,” application, which was approved by the FDA in 2016. After we conducted that study and submitted a premarket approval application, or “PMA”, to the FDA, in 2020, the FDA requested additional data. Therefore, we withdrew the PMA and in 2021 submitted an IDE application for our AUDACITY trial, which FDA approved in 2021.

Numerous unforeseen events during, or as a result of, preclinical and clinical studies could occur, which would delay or prevent our ability to receive regulatory approval or commercialize the Allurion Balloon or any of our future products, including the following:

•	preclinical and clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional studies or abandon product development programs;

•

the number of patients required for clinical studies may be larger than we anticipate, enrollment in these clinical studies may be insufficient or slower than we anticipate, or patients may drop out of these clinical studies at a higher rate than we anticipate;

•	the cost of preclinical and clinical studies may be greater than we anticipate;

•	third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•

we might suspend or terminate clinical studies of our products for various reasons, including a finding that our products have unanticipated serious side effects or other unexpected characteristics, or that the study subjects are being exposed to unacceptable health risks;

•	regulators may not approve our proposed clinical development plans;

•	regulators or independent institutional review boards, or “IRBs,” may not authorize us or our investigators to commence a clinical study or conduct a clinical study at a prospective study site;

•	regulators or IRBs may require that we, or our investigators, suspend or terminate clinical studies for various reasons, including noncompliance with regulatory requirements;

•	regulators in countries where products are currently marketed may require that we suspend commercial distribution if there is noncompliance with regulatory requirements or safety concerns;

•	the supply or quality of our products or other materials necessary to conduct clinical studies of our products may be insufficient or inadequate; or

•

the enactment of new regulatory requirements in the EU under the new Medical Device Regulation effective since May 26, 2021 may make approval times longer and standards more difficult to pass. In particular, manufacturers are required to: (i) assign a unique device identification, or “UDI”, to a medical device before it is placed on the EU market in order to improve traceability of the medical device; and (ii) register themselves, the medical device and the UDI, among other things, with a new European medical device database, or “EUDAMED”.

If we or any future collaboration or distribution partner are required to conduct additional clinical trials or other testing of the Allurion Balloon or any products beyond those that we contemplate, those clinical studies or other testing may not be successfully completed. If the results of these studies or tests are not positive or are only modestly positive or if they raise safety concerns, we may:

•	be delayed in obtaining marketing approvals for the Allurion Balloon or our future products;

•	not obtain marketing approval at all;

•	obtain approval for indications that are not as broad as desired;

•	have a product removed from the market after obtaining marketing approval;

•	be subject to additional post-marketing testing requirements; and/or

•	be subject to restrictions on how the product is distributed or used.

Even if we obtain regulatory approvals or clearances in a jurisdiction, our products may be removed from the market due to a variety of factors, including adverse events, recalls, suspension of regulatory clearance to sell, or other factors. We expect that the initial FDA approval of the Allurion Balloon, if obtained, will be subject to a lengthy and expensive follow-up period, during which we must monitor patients enrolled in clinical studies and collect data on their safety outcomes. Even if FDA approval is obtained, the FDA has authority to impose post-market approval conditions, which can include (i) restrictions on the device’s sale, distribution, or use, (ii) continuing evaluation of the device’s safety and efficacy, (iii) additional warning/hazard labeling requirements, (iv) significant record management, (v) periodic reporting requirements, and (vi) any other requirements the FDA determines necessary to provide reasonable assurance of the device’s safety and effectiveness. Completion of this follow-up study, in a manner which results in data sufficient to maintain FDA approval, is subject to multiple risks, many of which are outside of our control. These include, but are not limited to, our ability to fund the ongoing study from our operations or via additional fundraising; study participants’ willingness and ability to return for follow-up study visits; and maintenance of a suitable study database over a long period of time. Even if completed and appropriately evaluated, the study follow-up may reveal safety or other issues that impact the approved labeling, or may result in withdrawal of the Allurion Balloon from the marketplace in the U.S. or elsewhere.

Although we launched the Allurion Balloon commercially in January 2016 and have sold over 100,000 units to date in various countries outside the U.S., we do not have as much post-market surveillance data as our competitors and may not have clearly identified all possible or actual risks of our products. Furthermore, if our clinical trials do not produce patient data that compares favorably with products that are already on the market, health care providers and patients may opt not to use our products, and our business would suffer.

Our product development costs will also increase if we experience delays to our clinical trials or approvals. We do not know whether any clinical studies will begin as planned, will need to be restructured, or will be completed on schedule, or at all.

Significant clinical study delays could allow our competitors to bring products to market before we do, which would impair our ability to commercialize our products and harm our business and results of operations.

Allurion Balloon products are not currently approved for commercial sale in the United States. Obtaining such approval is costly and time consuming, and we may not obtain the regulatory approval required to sell our products in the U.S.

Neither we, nor any future collaboration or distributor partner, can commercialize Allurion Balloon products in the U.S. without first obtaining regulatory approval for the product from the FDA. Extensive preclinical and clinical testing will be required to support FDA approval. Additionally, we will be required to commit to significant and costly post-approval requirements, which will include follow-up of our clinical trial patients, creation of a patient registry, and/or other studies, and implementation of training programs for physicians. We may be unable to fund, enroll, or complete such trials in a timely fashion, or at all, and we may have an insufficient number of enrolled patients follow up as instructed. The results of clinical studies may not be favorable enough to support marketing approval in the U.S., or may raise other questions (pertaining, for example, to product safety or effectiveness) that jeopardizes our current approvals for sale in other territories. The FDA approval process will take at least several years to complete, and FDA approval may never be obtained. We must also demonstrate that our manufacturing facilities, processes and controls are adequate to support FDA approval and that our clinical investigators complied with good clinical practices in the conduct of the Allurion Balloon clinical trial.

Furthermore, FDA approval is not a guarantee, and the filing and approval process itself is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure may occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical studies. The FDA can delay, limit, or deny approval of a product for many reasons, including, but not limited, to:

•	a product may not be deemed to be safe and effective;

•	the FDA may not find the data from clinical and preclinical studies sufficient;

•	the FDA may not approve suppliers’ processes or facilities; or

•	the FDA may change its approval policies or adopt new regulations.

If the Allurion Balloon or our future products fail to demonstrate safety and efficacy in further clinical studies that may be required for FDA approval, or do not gain regulatory approval, our business and results of operations will be harmed.

Even if clinical trials demonstrate acceptable safety and efficacy for the Allurion Balloon in some patient populations, the FDA or similar regulatory authorities outside the U.S. may not approve the marketing of the Allurion Balloon or may approve it with restrictions on the label, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

It is possible the FDA or similar regulatory authorities may not consider the results of our clinical trials to be sufficient for approval of the Allurion Balloon for our desired indications for use. Moreover, even if the FDA or other regulatory authorities approve the marketing of the Allurion Balloon, the approval may include additional restrictions on the label that could make the Allurion Balloon less attractive to health care providers and patients compared to other products that may be approved for broader indications, which could limit potential sales of the Allurion Balloon.

If we fail to obtain FDA or other regulatory approval of the Allurion Balloon, or if the approval is narrower than what we seek, it could impair our ability to realize value from the Allurion Balloon, and therefore may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Commercial success of the Allurion Balloon in the United States or elsewhere depends on our ability to accurately forecast customer demand and manufacture sufficient quantities of product that patients and health care providers request, and to manage inventory effectively. The failure to do so could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Manufacturing of the Allurion Balloon requires capital expenditures and a highly-skilled workforce. There is a significant lead time to build and certify a new manufacturing facility. Although we believe our current facilities will give us adequate manufacturing capacity to meet demand for at least the next two years, we have, in the past, been unable to fill all incoming orders to meet growing demand. If we obtain FDA approval, we intend to rely on our existing manufacturing facilities to supply products in the U.S. If demand increases faster than we expect, or if we are unable to produce the quantity of goods that we expect with our current facilities, we may not be able to grow revenue at an optimal rate. There may be other negative effects from supply shortages, including loss of our reputation in the marketplace and a negative impact on our relationships with our distributors, which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

On the other hand, if demand for our products declines, or if market supply surpasses demand, we may not be able to reduce manufacturing expenses or overhead costs proportionately. We have invested significantly in our manufacturing capacity. If an increase in supply outpaces the increase in market demand, or if demand decreases, the resulting oversupply could adversely impact our sales and result in the underutilization of our manufacturing capacity, higher inventory carrying costs and associated working capital, changes in revenue mix, and/or price erosion, any of which would lower our margins and adversely impact our financial results, which could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

Our business depends on maintaining our brand, reputation, and ongoing demand for our products and services, and a significant reduction in sentiment or demand could affect our results of operations.

Our success depends on awareness and the reputation of our brand, which depends on factors such as the safety and quality of our products, our communication activities, including marketing and education efforts, and our management of our heath care provider and patient experience. Maintaining, promoting and positioning our brand is important to expanding our customer base. This will depend largely on the success of our education and marketing efforts and our ability to provide a consistent, high-quality experience to health care providers and patients.

We may need to make substantial investments in the areas of education and marketing in order to maintain and enhance our brand and awareness of our products. Ineffective marketing, negative publicity, significant discounts by our competitors, product defects, serious adverse events and related liability litigation, failure to obtain regulatory approval or clearance for our products, counterfeit products, unfair labor practices and failure to protect our intellectual property rights are some of the potential threats to the strength of our business. We may need to make substantial expenditures to mitigate the impact of such threats.

We believe that maintaining and enhancing awareness of our products and brand in the countries in which we currently sell our products and in new countries where we have limited awareness or brand recognition is important to expanding our customer base. If we are unable to increase awareness of our products or enhance the strength of our brand in the countries in which we currently sell our products and in new countries, then our growth strategy could be adversely affected.

Risks Related to our Business and Industry

The medical device industry, and the market for weight loss and obesity in particular, is highly competitive. We also compete with companies that make weight loss drugs and other weight loss solutions outside the medical device industry. If our competitors are able to develop and market products that are safer, more effective, easier to use or more readily adopted by patients and health care providers, our commercial opportunities will be reduced or eliminated.

The medical device industry is highly competitive, subject to rapid change and significantly affected by new product introductions, results of clinical research, corporate combinations, actions by regulatory bodies, changes by public and private payers and other factors relating to our industry. We also compete with companies that make weight loss drugs and other weight loss solutions outside the medical device industry. Because of the market opportunity and the high growth potential of the non-surgical device market for weight loss and obesity, competitors and potential competitors have historically dedicated, and will continue to dedicate, significant resources to aggressively develop and commercialize their products.

Outside the U.S., we compete with a variety of local and regional competitive intragastric balloon manufacturers including SC MedSil, Medicone and Spatz Laboratories. In the U.S., there are three manufacturers with an intragastric balloon approved by the FDA at this time: Boston Scientific Corporation, ReShape Lifesciences, Inc. and Spatz FGIA Inc. All of these balloons require endoscopy and anesthesia for placement and/or removal. We also compete against the manufacturers of pharmaceuticals that are directed at treating weight loss, such as NovoNordisk, Eli Lilly, Roche Holding AG, GlaxoSmithKline plc, Arena Pharmaceuticals, Inc., VIVUS, Inc., Orexigen Therapeutics, Inc. and Gelesis Holdings, Inc.

At any time, these or other competitors may introduce new or alternative products that compete directly or indirectly with our products and services. They may also develop and patent products and processes earlier than we can or obtain regulatory clearance or approvals before we are able to obtain required approvals, which could impair our ability to develop and commercialize similar products or services. If clinical outcomes of procedures performed with our competitors’ products are, or are perceived to be, superior to the outcomes of treatments performed with our products, sales of our products could be negatively affected and our business, results of operations and financial condition could suffer.

Many of our competitors have significantly greater financial and other resources than we do, as well as:

•	well-established reputations and name recognition with key opinion leaders and health care provider networks;

•	an established base of long-time customers with strong brand loyalty;

•	products supported by long-term data;

•	longer operating histories;

•	significantly larger installed bases and distributors and established distribution channels;

•	greater existing market share in the obesity and weight management market;

•	broader product offerings;

•	greater ability to cross-sell products;

•	the ability to offer rebates or bundle products to offer higher discounts or incentives; and

•	more experience in conducting research and development, manufacturing, performing clinical trials and obtaining regulatory approvals or clearances.

Competition with these companies could result in significant price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. In addition, competitors with greater financial resources than ours could acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing and future products, which may cause our revenues to decline and harm our business.

Continued international expansion of our business will expose us to business, regulatory, political, operational, financial and economic risks associated with doing business internationally.

Our products are currently sold in over 50 countries, and we operate subsidiaries in Australia, France, the United Arab Emirates, Hong Kong, the United Kingdom, Italy, Spain, Australia and Mexico. Our business strategy contemplates continued international expansion, including partnering with medical device distributors and introducing the Allurion Balloon and other products outside the U.S. The sale and shipment of our products internationally, as well as the purchase of components from international sources, subjects us to potential trade, import and export, and customs regulations and laws.

Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export or import privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, several of the countries in which we sell our products or conduct our operations are, to some degree, subject to political, economic or social instability. Doing business in other countries outside the U.S. involves a number of other risks, including:

•	compliance with the free zone regime regulations under which the manufacturing sites operate;

•	different regulatory requirements for device approvals in international markets;

•	multiple, conflicting and changing laws and regulations such as tariffs and tax laws, export and import restrictions, employment laws, and other governmental approvals, permits and licenses;

•	potential failure by us or our distributors to obtain and/or maintain regulatory approvals for the sale or use of our products in various countries;

•	difficulties in managing global operations;

•	logistics and regulations associated with shipping products, including infrastructure conditions and transportation delays;

•	limits on our ability to penetrate international markets if our distributors do not execute successfully;

•	governmental price controls, differing reimbursement regimes and other market regulations;

•	financial risks, such as longer payment cycles, difficulty enforcing contracts and collecting accounts receivable;

•	reduced protection for intellectual property rights, or lack of them in certain jurisdictions, forcing more reliance on our trade secrets, if available;

•	economic weakness, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

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failure to comply with the Foreign Corrupt Practices Act (the “FCPA”), including its books and records provisions and its anti-bribery provisions, by maintaining accurate information and control over sales activities and distributors’ activities;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	compliance with tax, employment, immigration and labor laws;

•	taxes, including withholding of payroll taxes;

•	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business and shipping interruptions resulting from natural or other disasters including earthquakes, volcanic activity, hurricanes, floods and fires.

Any of these risks, if encountered, could harm our future international expansion and operations and, consequently, have an adverse effect on our financial condition, results of operations and cash flows.

We depend on a limited number of single source suppliers to manufacture our components, sub-assemblies and materials, which makes us vulnerable to supply shortages and price fluctuations.

We rely on single source suppliers for some of the components, sub-assemblies and materials for our products. These components, sub-assemblies and materials are critical and, for certain items, there are relatively few alternative sources of supply. These single source suppliers may be unwilling or unable to supply the necessary materials and components reliably and at the levels we anticipate or that are required by the market. We also have two suppliers with which we do not maintain a formal contractual relationship. We typically have at least a six month supply of the materials provided by each of these suppliers but we cannot guarantee that we could find an alternative before our inventory ran out and therefore the loss of these relationships could cause a substantial disruption to our business. We would also have little to no recourse if one of these two suppliers became unwilling or unable to continue to supply materials. While our suppliers have generally met our demand for their products and services on a timely basis in the past, we cannot guarantee that they will in the future be able to meet our demand for their products, either because of acts of nature, the nature of our agreements with those suppliers or our relative importance to them as a customer. Our suppliers may decide in the future to discontinue or reduce the level of business they conduct with us.

We have not qualified or obtained necessary regulatory approvals for additional suppliers for some of these components, sub-assemblies and materials, but we do carry a significant inventory of these items ourselves. While we believe that alternative sources of supply or sterilization may be available, we cannot be certain whether they will be available if and when we need them, or that any alternative suppliers or providers would be able to provide the quantity and quality of components, materials and sterilization that we would need to manufacture and ship our products if our existing suppliers and providers were unable to satisfy our requirements. To utilize other sources, we would need to identify and qualify new providers to our quality standards and obtain any additional regulatory approvals required to change providers, which could result in manufacturing delays and increase our expenses.

Our dependence on third parties subjects us to a number of risks that could impact our ability to manufacture our products and harm our business, including:

•	interruption of supply or sterilization resulting from modifications to, or discontinuation of, a third party’s operations;

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delays in product shipments resulting from uncorrected defects, reliability issues or a third party’s failure to produce components or complete sterilizations that consistently meet our quality specifications;

•	price fluctuations due to a lack of long-term supply arrangements with our third parties for key components or sterilization requirements;

•	inability to obtain adequate supply or services in a timely manner or on commercially reasonable terms;

•	difficulty identifying and qualifying alternative third parties for the supply of components;

•	inability of third parties to comply with applicable provisions of the FDA’s QSR, or other applicable laws or regulations enforced by the FDA, foreign and state regulatory authorities;

•	inability to ensure the quality of products manufactured or sterilization conducted by third parties;

•	production delays related to the evaluation and testing of products and services from alternative third parties and corresponding regulatory qualifications; and

•	delays in delivery by our suppliers and service providers.

Although we require our third-party suppliers and providers to supply us with components and services that meet our specifications and other applicable legal and regulatory requirements in our agreements and contracts, and we perform incoming inspection, testing or other acceptance activities to ensure the components meet our requirements, there is a risk that these third parties will not always act consistently with our best interests, and may not always supply components or provide services that meet our requirements or in a timely manner.

Negative publicity, product defects and any resulting litigation concerning our products or our competitors’ products could harm our reputation and reduce demand for the Allurion Balloon, either of which could negatively impact our financial results.

The responses of potential patients, health care providers, the media, legislative and regulatory bodies and others to information about complications or alleged complications of our products, or products liability litigation against us or our competitors, could result in negative publicity and could materially reduce market acceptance of our products. These responses or any investigations and potential resulting negative publicity may have a material adverse effect on our business and reputation and negatively impact our financial condition, results of operations or the market price of New Allurion Common Stock. In addition, significant negative publicity could result in an increased number of product liability claims against us.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success largely depends upon the continued services of our executive management team and key employees and the loss of one or more of our executive officers or key employees could harm us and directly impact our financial results. Although we have entered into employment agreements with some of our executive officers and key employees, each of them may terminate their employment with us at any time. Changes in our executive management team resulting from the hiring or departure of executives could disrupt our business. We could experience disruptions as each of these individuals begins to integrate into the business and build his or her respective departments. Alternatively, our Chief Executive Officer, Shantanu Gaur, has been with us since inception and has been instrumental in building operational capabilities, raising capital and guiding product development and regulatory strategy. If Dr. Gaur was no longer working at our company, our industry credibility and operational capabilities would be harmed.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for skilled personnel is intense, especially for engineers with high levels of experience in designing and developing medical devices and for sales executives. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize medical devices.

Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, either because we are a public company or otherwise, it may harm our ability to recruit and retain highly skilled employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

We may acquire other businesses or form joint ventures or make investments in other companies or technologies in the future. If we are not successful in integrating these businesses, as well as identifying and controlling risks associated with the past operations of these businesses, we may incur significant costs, receive penalties or other sanctions from various regulatory agencies, and/or incur significant diversions of management time and attention.

We believe our business growth will be enhanced if we continually seek opportunities to enhance and broaden our product offerings. As part of our business strategy, we may pursue acquisitions or licenses of assets, or acquisitions of businesses. We also may pursue strategic alliances and joint ventures that leverage our core technology and industry experience to expand our product offerings or sales and distribution resources.

However, we may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could have an adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company may also disrupt ongoing operations and require management resources that would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a negative effect on our results of operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, license, strategic alliance or joint venture. To finance such a transaction, we may choose to issue New Allurion Common Stock as consideration, which would dilute the ownership of our stockholders. If the price of New Allurion Common Stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our shares as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

We do not know whether we will be able to successfully integrate any acquired business, product or technology. The success of any given acquisition may depend on our ability to retain any key employees related thereto, and we may not be successful at retaining or integrating such key personnel. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business, impact our liquidity, and/or distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business may suffer. Whether as a result of unsuccessful integration, unanticipated costs, including those associated with assumed liabilities and indemnification obligations, negative accounting impact, or other factors, we may not realize the economic benefits we anticipate from acquisitions. In addition, any amortization or charges resulting from the costs of acquisitions could increase our expenses.

If changes in the economy and/or consumer spending, consumer preference and other trends reduce consumer demand for our products, our sales and profitability would suffer.

We are subject to the risks arising from adverse changes in general economic and market conditions. Certain elective procedures, including those for weight loss, are typically not covered by insurance. Adverse changes in the economy may cause consumers to reassess their spending choices, which could have an adverse effect on consumer spending, reduce the demand for these procedures, and therefore have an adverse effect on our revenues. Furthermore, consumer preferences and trends may shift due to a variety of factors, including changes in demographic and social trends, public health initiatives and product innovations, which may reduce consumer demand for our products.

Our overall performance depends, in part, on worldwide economic conditions. In recent months, we have observed increased economic uncertainty in the U.S. and abroad. Impacts of such economic weakness include:

•	falling overall demand for goods and services, leading to reduced profitability;

•	reduced credit availability;

•	higher borrowing costs;

•	reduced liquidity;

•	volatility in credit, equity and foreign exchange markets; and

•	bankruptcies.

These developments could lead to supply chain disruption, inflation, higher interest rates, and uncertainty about business continuity, which may adversely affect our business and our results of operations. As our customers react to global economic conditions and the potential for a global recession, we may see them reduce spending on our products and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity. Reductions in spending on our products, delays in purchasing decisions, failure to complete the Allurion Program, and inability to attract new customers, as well as pressure for extended billing terms or pricing discounts, would limit our ability to grow our business and negatively affect our operating results and financial condition.

We expect to significantly increase the size of our organization; as a result, we may encounter difficulties in managing our growth, which could disrupt our operations and/or increase our net losses.

As of March 31, 2023, we had 256 employees. Over the next several years, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of regulatory affairs, clinical and sales and marketing. We also intend to continue to improve our operational, financial and management controls, reporting systems and procedures, which may require additional personnel. Such growth could place a strain on our administrative and operational infrastructure, and/or our managerial abilities, and we may not be able to make improvements to our management information and control systems in an efficient or timely manner. We may discover deficiencies in existing systems and controls.

Many of these employees will be in countries outside of our corporate headquarters, which adds additional complexity. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. We may not be able to effectively manage these activities. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Future growth would impose significant added responsibilities on members of management, including:

•	managing our clinical trials effectively, which we anticipate being conducted at numerous clinical sites;

•	identifying, recruiting, maintaining, motivating and integrating additional employees with the expertise and experience we will require, in multiple countries;

•	managing our internal development efforts effectively while complying with our contractual obligations to licensors, licensees, contractors and other third parties;

•	managing additional relationships with various distributors, suppliers, and other third parties;

•	improving our managerial, development, operational and finance reporting systems and procedures; and

•	expanding our facilities.

Our failure to accomplish any of these tasks could prevent us from growing successfully. Any inability to manage growth could delay the execution of our business plans or disrupt our operations. We may also be exposed or subject to additional unforeseen or undisclosed liabilities as well as increased levels of indebtedness.

We may be subject to substantial warranty or product liability claims or other litigation in the ordinary course of business that may adversely affect our business, financial condition and operating results.

We face an inherent risk of product liability exposure related to the sale of the Allurion Balloon and any products in clinical studies. The marketing, sale and use, misuse or off-label use of the Allurion Balloon and our other current and future products could lead to the filing of product liability claims against us if someone alleges that our products failed to perform as designed or caused significant adverse events in patients. We may also be subject to liability for a misunderstanding of, or inappropriate reliance upon, the information we provide. If we cannot successfully defend ourselves against claims that the Allurion Balloon or our other current or future products caused injuries, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any products we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of patients from clinical studies or cancellation of studies;

•	significant costs to defend the related litigation and distraction to our management team;

•	substantial monetary awards to plaintiffs;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We currently hold $5.0 million in product liability insurance coverage, which may not be adequate to cover all liabilities we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Any future collaboration agreements (including with respect to product distribution or commercialization) we may enter into with respect to our current or future products may place the development or commercialization of such products outside our control, or may otherwise be on terms unfavorable to us.

We may enter into additional collaboration agreements with third parties with respect to our current or future products, including for distribution or commercialization in or outside the U.S. Our likely collaborators for any distribution, marketing, licensing or other collaboration arrangements include large and mid-size medical device and diagnostic companies, regional and national medical device and diagnostic companies, and distribution or group purchasing organizations. We will have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our products. Our ability to generate revenue from these arrangements will depend in part on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

We rely on third parties to conduct certain components of our clinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such studies, which could interfere with or delay our ability to get regulatory approval or commercialize our products.

We rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to perform various functions for our clinical trials. Our reliance on third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. We remain responsible for ensuring that each of our clinical studies is conducted in accordance with the general investigational plan and protocols for the study. Moreover, the International Council for Harmonization, and the FDA requires us to comply with standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical studies to ensure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of patients in clinical studies are protected. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical studies in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our planned products and will not be able to, or may be delayed in our efforts to, successfully commercialize our planned products.

The failure of third parties to meet their contractual, regulatory, and other obligations could adversely affect our business.

We rely on suppliers, vendors, outsourcing partners, consultants, alliance partners and other third parties to research, develop, manufacture and commercialize our products and manage certain parts of our business. Using these third parties poses a number of risks, such as: (i) they may not perform to our standards or legal requirements; (ii) they may not produce reliable results; (iii) they may not perform in a timely manner; (iv) they may not maintain confidentiality of our proprietary information; (v) disputes may arise with respect to ownership of rights to technology developed with our partners; and (vi) disagreements could cause delays in, or termination of, the research, development or commercialization of our products or result in litigation or arbitration. Moreover, some third parties are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, in addition to country-specific privacy and data security risk given current legal and regulatory environments. Failure of third parties to meet their contractual, regulatory, and other obligations may materially affect our business.

We have significant exposure to the economic and political situations in emerging market countries, and developments in these countries could materially impact our financial results, or our business more generally.

Many of the countries in which our products are sold are emerging markets. Our global growth strategy contemplates the expansion of our existing sales activities in Latin America, the Middle East, Africa and the Asia-Pacific region. Our exposure to emerging markets has increased in recent years, as have the number and importance of our distributor arrangements. Economic and political developments in the emerging markets, including economic crises, currency inflation, or political instability, have had in the past, and may have in the future, a material adverse effect on our financial condition and results of operations. Moreover, as these markets continue to grow, competitors may seek to enter these markets and existing market participants will likely try to aggressively protect or increase their market shares. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share, which could have an adverse effect on our financial condition and results of operations.

Risks Related to Government Regulation

The regulatory approval process is expensive, time consuming and uncertain, and may prevent us from obtaining approvals for the commercialization of the Allurion Balloon or our planned products.

The research, testing, manufacturing, labeling, approval, selling, import, export, marketing and distribution of medical devices are subject to extensive regulation by the FDA and other regulatory authorities in the U.S. and other countries, where regulations differ from country to country. Our products are registered to be sold in over 50 countries, but we are not permitted to market our products in the U.S. until we receive the requisite approval or clearance from the FDA; we have not received such FDA approval to date. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including the following:

•	warning or untitled letters;

•	civil or criminal penalties and fines;

•	injunctions;

•	suspension or withdrawal of regulatory approval;

•	suspension of any ongoing clinical studies;

•	voluntary or mandatory product recalls and publicity requirements;

•	refusal to accept or approve applications for marketing approval of new devices or supplements to approved applications filed by us;

•	restrictions on operations, including costly new manufacturing requirements; or

•	seizure or detention of our products or import bans.

Prior to receiving approval to commercialize any of our products in the U.S. or abroad, we may be required to demonstrate with substantial evidence from preclinical and well-controlled clinical studies, to the satisfaction of the FDA or other regulatory authorities abroad, that such products are safe and effective for their intended uses. Results from preclinical studies and clinical studies can be interpreted in different ways. Even if we believe the preclinical or clinical data for our products are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering any of our products to humans may produce undesirable side effects, which could interrupt, delay or cause suspension of clinical studies of our planned products and result in the FDA or other regulatory authorities denying approval of our products for any or all targeted indications.

Regulatory approval from the FDA is not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical studies, or perform additional preclinical studies and clinical studies. For example, we previously conducted a clinical trial on the Allurion Balloon and submitted a PMA based on data from that trial. When the FDA requested additional data, we withdrew the PMA and sought FDA approval to conduct our AUDACITY trial, which the FDA granted in 2021. We are currently conducting that clinical trial. The number of preclinical studies and clinical studies that will be required for FDA approval varies depending on the product, the indication that the product is designed to address and the regulations applicable to any particular product. The FDA can delay, limit or deny approval of a planned product for many reasons, including, but not limited to, the following:

•	a planned product or one or more of its features may not be deemed safe or effective;

•	the FDA may not find the data from preclinical studies and clinical studies sufficient;

•	the FDA might not approve our manufacturing or our third-party supplier’s processes or facilities; or

•	the FDA may change its approval policies or adopt new regulations.

If the Allurion Balloon or any of our other products fail to demonstrate safety and efficacy in preclinical and clinical studies or do not gain requisite regulatory approval, our business and results of operations will likely be harmed.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shutdowns, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which could adversely affect our business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Upon receipt of regulatory approval to market the Allurion Balloon in a given jurisdiction, we are (or will be) subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

When a regulatory approval is obtained, the approved product and its manufacturer are subject to continual review by regulatory authorities (including, if applicable, the FDA). Our non-U.S. regulatory approvals for the Allurion Balloon, as well as any future regulatory approval that we receive for the Allurion Balloon or for any of our other products, may be subject to limitations on the indicated uses for which the product may be marketed. Future approvals may contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the approved product. In addition, we are subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for our products. In addition, we are required to comply with regulations regarding the manufacture of the Allurion Balloon, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory authorities must inspect these manufacturing facilities and determine they are in compliance with FDA good manufacturing practice requirements as set forth in the QSR before the products can be approved. These facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with the QSR and similar regulations. If we or a third party discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing.

If patients using our products experience adverse events or other undesirable side effects, regulatory authorities could withdraw or modify our regulatory approvals, which would adversely affect our reputation and commercial prospects and/or result in other significant negative consequences.

Undesirable side effects caused by the Allurion Balloon could cause us, the FDA or other applicable regulatory authorities to interrupt, delay or halt clinical trials, and could result in more restrictive labeling than originally required, cause the FDA or other regulatory authorities to subsequently withdraw or modify our PMA, if we obtain approval, or other regulatory approvals, or result in the delay or denial of regulatory approval by regulatory authorities. For example, in the 1980s and early 1990s, the FDA required post-market safety and efficacy data be collected on an earlier version of an intragastric balloon after patients suffered severe side effects and complications with the device, which ultimately resulted in the withdrawal of the PMA approval.

As of March 31, 2023, we had sold over 100,000 units of the Allurion Balloon in international markets. In our commercial experience, the serious adverse event, or “SAE”, rate has been less than 0.2% and has been similar to the SAE profile reported in the literature.

If we are unable to demonstrate that any adverse events are not related to our product, the FDA or other regulatory authorities could order us to cease further development of, require more restrictive indications for use and/or additional warnings, precautions and/or contraindications in the labeling than originally required, or delay or deny approval of any of our products. Even if we are able to do so, such event(s) could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our products, the commercial prospects of such product may be harmed and our ability to generate product revenues from our product may be delayed or eliminated. Any of these occurrences may harm our ability to develop other products, and may harm our business, financial condition and prospects significantly.

In addition, we or others may later identify undesirable side effects caused by the product (or any other similar product), resulting in potentially significant consequences, including:

•	regulatory authorities may withdraw or limit their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as a contraindication;

•	we may be required to change the way the product is distributed or administered, conduct additional clinical trials or change the labeling of the product;

•	we may be required to correct or remove the product from the marketplace or decide to conduct a voluntary recall;

•	we may decide to alert physicians through customer notifications;

•	regulatory authorities may use publicity such as a press release to alert our customers and the public of the issue;

•	health care providers and patients may be dissatisfied, seek refunds and refuse to use our products;

•	we could be sued and held liable for injury caused to individuals using our product; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the Allurion Balloon and could substantially increase the costs of commercializing our product and significantly impact our ability to successfully commercialize our product and generate product sales.

Health care reform measures could hinder or prevent our planned products’ commercial success.

In the U.S., there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the health care system in ways that could affect our future revenue and future profitability and the future revenue and future profitability of our potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation, that could result in significant changes to the health care system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant health care reform measures in decades, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or “PPACA”, was enacted in 2010. The PPACA contains a number of provisions, including those governing enrollment in federal health care programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government health care programs and will result in the development of new programs.

There have been judicial and Congressional challenges to certain aspects of the PPACA, as well as executive efforts to repeal or replace certain aspects of the PPACA. The Tax Cuts and Jobs Act passed in 2017 included a provision that would repeal one of the primary pillars of the law, the PPACA’s individual mandate penalty, which essentially assessed a monetary penalty or fine on certain individuals who fail to maintain qualifying health coverage for all or part of a year. The U.S. Congress may consider other legislation to repeal or replace elements of the PPACA on a provision-by-provision basis. We cannot assure you that the PPACA, as currently enacted or as amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to health care reform will affect our business.

While the result of these efforts is not yet known, any changes that result in price controls, reduce access to and reimbursement for care or add additional regulations may have an adverse effect on our financial condition and results of operations.

We cannot predict the impact that such actions against the PPACA or other health care reform under the Biden administration will have on our business, and there is uncertainty as to what health care programs and regulations may be implemented or changed at the federal and/or state level in the U.S., or the effect of any future legislation or regulation. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the U.S. in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we intend to commercialize in the U.S. (or our products more specifically, if approved) or reduce medical procedure volumes could adversely affect our business plan to introduce our products in the U.S.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. For example, the Budget Control Act of 2011 and subsequent legislation resulted in reductions to Medicare payments to providers of up to 2% per fiscal year to 2030 unless additional Congressional action is taken. In addition, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers, cancer centers and other treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We cannot predict whether any additional legislative changes will affect our business.

There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care. The implementation of cost- containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenue from our products and product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop future product candidates. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care services to contain or reduce costs of health care may adversely affect:

•	the demand for our product(s) and product candidates, if approved;

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability; and

•	the availability of capital.

If we fail to comply with health care regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Even though we do not and will not control referrals of health care services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state health care laws and regulations pertaining to fraud and abuse and patients’ rights may be applicable to our business. If we are approved by the FDA to market our products in the U.S., we could be subject to health care fraud and abuse, transparency, and patient privacy regulation by both the federal government and the states in which we conduct our business.

Similar regulations would also apply to our business in countries where we have started direct sales operations where there are different regulations at European and national levels. There is a high degree of complication in complying with the different levels of regulation and the singular differences in the different countries and markets.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in Medicare, Medicaid and other federal health care programs, additional reporting and government oversight, if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. Any such penalties or curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal, state or international privacy, security and fraud laws may prove costly.

We have obtained the authorization to distribute our products in regions/countries through the certification of our Quality System by the corresponding regulatory entities. Failing to demonstrate that our Quality System is in place and consistently and systematically ensures compliance with regulations from such regions/countries might imply losing the certifications and as such, the rights to freely distribute the products which would adversely impact our revenue and reputation.

We have not historically maintained a compliance policy relating to U.S. economic sanctions, export controls or anti-corruption laws and regulations. U.S. and foreign sanctions, export controls, and anti-corruption laws and regulations create the potential for significant liabilities, penalties and reputational harm.

We have not historically maintained a compliance policy relating to U.S. economic sanctions, export controls or anti-corruption laws and regulations. U.S. and foreign sanctions, export controls, and anti-corruption laws and regulations create the potential for significant liabilities, penalties and reputational harm. We are subject to a number of laws and regulations governing commercial activities with and payments and contributions to third parties, including restrictions imposed by the FCPA, as well as trade sanctions and export control laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State.

The FCPA prohibits bribery of foreign governments and their officials and political parties and requires U.S. public companies to keep books and records that accurately and fairly reflect those companies’ transactions. OFAC, the U.S. Department of Commerce and the U.S. Department of State administer and enforce various export control laws and regulations and economic sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals.

Similar laws in non-U.S. jurisdictions, such as EU sanctions or the U.K. Bribery Act, as well as other applicable anti-bribery, anti-corruption, anti-money laundering, sanctions or export control laws, may also impose stricter or more onerous requirements than U.S. economic sanctions, export controls, and anti-corruption laws and regulations, and implementing compliance measures may disrupt our business or cause us to incur significantly more costs. Different laws may also contain conflicting provisions, making compliance more difficult. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, civil or criminal financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could materially and adversely affect our business, results of operations and financial condition.

While we have implemented policies and procedures designed to promote compliance by us and our personnel with the FCPA and other anti-corruption laws, they may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption, sanctions or export control laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business, financial condition and results of operations.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. On March 10, March 12, and May 1, 2023, the Federal Deposit Insurance Corporation (“FDIC”) took control and was appointed receiver of Silicon Valley Bank (“SVB”), Signature Bank, and First Republic Bank, respectively, after each bank was unable to continue its operations. We are unable to predict the extent or nature of the impacts of the failures of SVB, Signature Bank and First Republic Bank and related circumstances at this time. Similarly, we cannot predict the impact that the high market volatility and instability of the banking sector more broadly could have on economic activity and our business in particular. The failure of other banks and financial institutions and measures taken, or not taken, by governments, businesses and other organizations in response to these events could adversely impact our business, financial condition and results of operations.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Risks Related to Intellectual Property

The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages or prevent us from marketing our existing or future products.

Patent litigation is prevalent in the medical device and diagnostic sectors. Our commercial success depends in part upon our ability and that of our distributors, contract manufacturers, and suppliers to manufacture, market, and sell our planned products, and to use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights or intellectual property of third parties. We are, and in the future may become, party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology. Third parties may assert infringement claims against us based on existing or future intellectual property rights. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that we may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Accordingly, third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Medical device and diagnostic industries have produced a significant number of patents and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that the relevant product or methods of using the product either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable and we may not be able to do this. Proving invalidity is difficult. For example, in the U.S., proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, and we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third-party to continue developing and marketing our products and technology. We may also elect to enter into such a license in order to settle pending or threatened litigation. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and could require us to pay significant royalties and other fees. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our planned products in commercially important territories, or force us to cease some of our business operations, which could harm our business. Many of our employees were previously employed at, and many of our current advisors and consultants are employed by, universities or other biotechnology, medical device or pharmaceutical companies, including our competitors or potential competitors. Although we instruct our employees, advisors and consultants not to, and otherwise endeavor to ensure that they do not, use or disclose the proprietary information or know-how of others in their work for us, we may be subject to claims that we, or these service providers, have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such service providers’ current or former employer or other third party. These and other claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our business to the infringement claims discussed above.

Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of New Allurion Common Stock. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could have a material adverse effect on our ability to compete in the marketplace.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

The U.S. enacted and implemented the America Invents Act of 2011, a wide-ranging patent reform legislation. Further, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain future patents, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the U.S. Patent and Trademark Office, or “USPTO”, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents or future patents.

If we fail to comply with our obligations in our intellectual property agreements, we could lose intellectual property rights that are important to our business.

We are a party, and expect to become party in the future, to certain intellectual property agreements that impose various obligations on us. If we fail to comply with these obligations, any licensor may have the right to terminate such agreements, in which event we may not be able to develop and market any product that is covered by such agreements. Termination of such agreements, or reduction or elimination of our rights under such agreements, may result in our having to negotiate new or reinstated arrangements on less favorable terms, or our not having sufficient intellectual property rights to operate our business. The occurrence of such events could harm our business and financial condition.

The risks described elsewhere in this proxy statement/prospectus pertaining to our intellectual property rights also apply to any intellectual property rights that we may license, and any failure by us or any future licensor to obtain, maintain, defend and enforce these rights could have a material adverse effect on our business.

If we are not able to obtain and maintain intellectual property protection for our products and technologies, or if the scope of our patents is not sufficiently broad, we may not be able to effectively maintain our market leading technology position.

As of March 31, 2023, we own or have rights to 15 issued and 3 pending patents in the United States related to various aspects of the Allurion Balloon such as a swallowable, self-deflating and naturally passing gastric balloon, improvements to the fill and release valves therein, methods for deploying and releasing a gastric balloon within the body, and next generation fill and release valves. In addition, we have 34 issued and 10 patents pending outside of the United States. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the U.S. and in other countries with respect to our proprietary technology and products.

The patent position of medical device and diagnostic companies generally is highly uncertain and involves complex legal and factual questions which are dependent upon the current legal and intellectual property context, extant legal precedent and interpretations of the law by individuals, and for which legal principles remain unresolved. In recent years, patent rights have been the subject of significant litigation. As a result, the issuance, scope, validity, enforceability and commercial value of the patent rights we rely on are highly uncertain.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Pending and future patent applications may not result in patents being issued at all, may not result in patents being issued in a manner which protect our technology or products, or may not result in patents being issued which effectively prevent others from commercializing competitive technologies and products. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the U.S., the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we or were the first to file for patent protection of such inventions. If third parties have filed prior patent applications on inventions claimed in our patents or applications that were filed on or before March 15, 2013, an interference proceeding in the U.S. can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such prior applications after March 15, 2013, a derivation proceeding in the U.S. can be initiated by such third parties to determine whether our invention was derived from theirs. The determination that a patent application or patent claim meets all the requirements for patentability is a subjective determination based on the application of law and jurisprudence. The ultimate determination by the U.S. Patent and Trademark Office, or the “USPTO”, or by a court or other trier of fact in the U.S., or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our owned (jointly or fully) or licensed-in patents or patent applications.

We cannot provide assurances that any invention that is the subject of our patent applications, whether licensed-in or owned jointly or completely by us, will be found to be patentable, including over our own prior art publications or patent literature, or any such that application will result in an issued patent. We cannot make assurances as to the scope of any claims that may issue from our pending and future patent applications or to the outcome of any proceedings by any potential third parties that could challenge the patentability, validity or enforceability of our patents and patent applications in the U.S. or foreign jurisdictions. Any such challenge, if successful, could limit patent protection for our technology and products and/or materially harm our business.

Even if the patent applications we rely on issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and the patents we rely on may be challenged in the courts or patent offices in the U.S. and abroad. There is no assurance that all the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party submission of prior art to the USPTO or to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review procedures, oppositions, derivation proceedings, ex parte reexaminations, inter partes review, supplemental examinations, or interference proceedings or challenges in district court, in the U.S. or in various foreign patent offices, including both national and regional, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. Patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage. An adverse determination in any such challenge may result in loss of the patent or in patent application or patent claims being narrowed, invalidated or held unenforceable, in whole or in part, or in denial of the patent application or loss or reduction of the scope of one or more claims of the patent or patent application, any of which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. As another example, a European Unified Patent Court (“UPC”) is scheduled to come into force during 2023. The UPC will be a common patent court to hear patent infringement and revocation proceedings effective for member states of the European Union. This could enable third parties to seek revocation of any of our European patents or licensed-in European patents in a single proceeding at the UPC rather than through multiple proceedings in each of the jurisdictions in which any such European patent is validated. Any such revocation and loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and products. Moreover, the controlling laws and regulations of the UPC will develop over time, and may adversely affect our ability to enforce our European patents, whether owned or licensed-in, or defend the validity thereof. We, or any future licensor, may decide to opt out our European patents and patent applications from the UPC. If certain formalities and requirements are not met, however, these European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. We cannot be certain that our owned (jointly or fully) or licensed-in European patents or European patent applications will avoid falling under the jurisdiction of the UPC, if we, or any future licensor, decide to opt out of the UPC. Our competitors, who may have greater resources and may have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our technologies and products. Given the amount of time required for the development, testing and regulatory review of new planned products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage.

Changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of the patents we rely on or narrow the scope of our patent protection. The laws of other countries may not protect our rights to the same extent as the laws of the U.S. For example, patent laws in various jurisdictions, including jurisdictions covering significant commercial markets, such as the European Patent Office, China and Japan, restrict the patentability of methods of treatment of the human body more than U.S. law does. If these developments were to occur, they could have a material adverse effect on our ability to generate revenue. There may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the U.S. for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns. Countries other than the U.S. may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop, and market competing products. Countries other than the U.S. may, under certain circumstances, force us to grant a license under our patents to a competitor, thus allowing the competitor to compete with us in that jurisdiction or forcing us to lower the price of our product in that jurisdiction.

Furthermore, the degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•

it is possible that one or more of our pending patent applications will not become an issued patent or, if issued, that the patent(s) claims will have sufficient scope to protect all of our planned products, provide us with commercially viable patent protection or provide us with any competitive advantages;

•	if our pending applications issue as patents, they may be challenged by third parties as invalid or unenforceable under U.S. or foreign laws;

•	we may not successfully commercialize all of our planned products, if approved, before our relevant patents expire;

•	we may not be the first to make the inventions covered by each of our patents and pending patent applications; or

•	we may not develop additional proprietary technologies or products that are separately patentable.

In addition, to the extent that we are unable to obtain and maintain patent protection for our technologies or product, or in the event that such patent protection expires, it may no longer be cost-effective to extend our portfolio by pursuing additional development of any future products.

If our trademarks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, tradenames and brand names to distinguish our products from the products of our competitors, and have registered or applied to register these trademarks. We cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees and consultants were previously employed at or engaged by other medical device, biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such employment. Although we instruct our employees and consultants not to, and otherwise endeavor to ensure that they do not, use or disclose the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information of such employers or competitors.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition and results of operations.

Others may challenge inventorship or claim an ownership interest in our intellectual property which could expose it to litigation and have a significant adverse effect on its prospects.

Determinations of inventorship can be subjective. While we undertake to accurately identify correct inventorship of inventions made on our behalf by our employees, consultants and contractors, an employee, consultant or contractor may disagree with our determination of inventorship and assert a claim of inventorship. Any disagreement over inventorship could result in our being forced to defend our determination of inventorship in a legal action, which could result in substantial costs and be a distraction to our senior management and scientific personnel.

While we typically require employees, consultants and contractors who may develop intellectual property on our behalf to execute agreements assigning such intellectual property to us, we may be unsuccessful in obtaining execution of assignment agreements with each party who in fact develops intellectual property that we regard as our own. If we are unsuccessful in obtaining assignment agreements from an employee, consultant or contractor who develops intellectual property on our behalf, the employee, consultant or contractor may later claim ownership of the invention. Any disagreement over ownership of intellectual property could result in our losing ownership, or exclusive ownership, of the contested intellectual property, paying monetary damages and/or being enjoined from clinical testing, manufacturing and marketing of the affected product candidate(s). Even if we are successful in defending against such claims, a dispute could result in substantial costs and be a distraction to our senior management and scientific personnel.

We may become involved in legal proceedings to protect or enforce our intellectual property rights, which could be expensive, time consuming, or unsuccessful.

Competitors may infringe or otherwise violate the patents we rely on, or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. In addition, in an infringement proceeding, a court may decide that a patent we are asserting is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patents we are asserting do not cover the technology in question. With respect to a counterclaim of invalidity, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. An adverse result in any litigation proceeding could put one or more patents at risk of being invalidated or interpreted narrowly, prevent us from stopping the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. If any of our patents are found invalid or unenforceable, or construed narrowly, our ability to stop the other party from launching a competitive product would be materially impaired. Further, such adverse outcomes could limit our ability to assert those patents against future competitors. Loss of patent protection would have a material adverse impact on our business.

Even if we establish infringement of any of our patents by a competitive product, a court may decide not to grant an injunction against further infringing activity, thus allowing the competitive product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. litigation and a court could decide that the competitor should instead pay us a “reasonable royalty” as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a related product would have a material adverse impact on our business.

Litigation often involves significant amounts of public disclosures. Such disclosures could have a materially adverse impact on our competitive position or our stock prices. During any litigation, we would be required to produce voluminous records related to our patents and our research and development activities in a process called discovery. The discovery process may result in the disclosure of some of our confidential information. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments.

Litigation is inherently expensive, and the outcome is often uncertain. Any litigation likely would substantially increase our operating losses and reduce our resources available for development activities. Further, we may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. As a result, we may conclude that even if a competitor is infringing any of our patents, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of Allurion, New Allurion or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Concurrently with an infringement litigation, third parties may also be able to challenge the validity of our patents before administrative bodies in the U.S. or abroad. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our products, potentially negatively impacting any concurrent litigation.

Interference or derivation proceedings provoked by third parties or brought by the USPTO or any other patent authority may be necessary to determine the priority of inventions or other matters of inventorship with respect to patents and patent applications. In addition to challenges during litigation, third parties can challenge the validity of our patents in the U.S. using post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent filed March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we or any future licensors or collaborators will be successful in defending the patent, which may result in a loss of the challenged patent right to us. We may become involved in proceedings, including oppositions, interferences, derivation proceedings inter partes reviews, patent nullification proceedings, or re-examinations, challenging our patent rights or the patent rights of others, and the outcome of any such proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, important patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Our business also could be harmed if a prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may also become involved in disputes with others regarding the ownership of intellectual property rights. If we are unable to resolve these disputes, we could lose valuable intellectual property rights.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical or management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of New Allurion Common Stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position.

In addition to our patented technology and products, we rely upon confidential proprietary information, including trade secrets, unpatented know-how, technology and other proprietary information, to develop and maintain our competitive position. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in the market. Although we have taken steps to protect our confidential proprietary information, in part, by confidentiality agreements with our employees and our collaborators, consultants, vendors and advisors, we cannot provide assurances that all such agreements have been duly executed. Third parties may still obtain this information or may come upon this or similar information independently, and we cannot be certain that our trade secrets and other confidential information will not be disclosed or that competitors will not otherwise gain access to our trade secrets, or that technology relevant to our business will not be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees, consultants, collaborators, vendors or advisors that are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could be disclosed, misappropriated or otherwise become known or be independently discovered by our competitors. In addition, intellectual property laws in foreign countries may not protect trade secrets and confidential information to the same extent as the laws of the U.S. If we are unable to prevent disclosure of the intellectual property related to our technologies to third parties, we may not be able to establish or maintain a competitive advantage in our market, which would harm our ability to protect our rights and have an adverse effect on our business.

We may not be able to protect or enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our planned products throughout the world may be prohibitively expensive to us. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products.

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the U.S. and Europe do not afford intellectual property protection to the same extent as the laws of the U.S. and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries outside the U.S. and Europe or from selling or importing products made from our inventions in and into the U.S. or other jurisdictions. Consequently, competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as in the U.S. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in international jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Further, such proceedings could put our patents (in that or other jurisdictions) at risk of being invalidated, held unenforceable or interpreted narrowly; put our pending patent applications at risk of not issuing; and provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, we cannot ensure that we will be able to initiate or maintain the same level or quality of patent protection in all jurisdictions in which we may wish to market our products. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.

Changes in the interpretation of patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

In the U.S., the U.S. Congress is responsible for passing laws establishing patentability standards, and, as with any laws, implementation is left to federal agencies and the federal courts based on their interpretations of the laws. In the U.S., interpretation of patent standards can vary significantly within the USPTO, and across the various federal courts, including the U.S. Supreme Court. Recently, the U.S. Supreme Court has ruled on several patent cases, generally limiting the types of inventions that can be patented. Further, there are open questions regarding interpretation of patentability standards that the U.S. Supreme Court has yet to decisively address. Absent clear guidance from the U.S. Supreme Court, the USPTO has become increasingly conservative in its interpretation of patent laws and standards. Similar tensions between government administrations and judicial interpretation of patent laws in other jurisdictions may resulting in changes to the scope or validity of our patents in such jurisdictions.

In addition to increasing uncertainty with regard to our ability to obtain patents in the future, the legal landscape in the U.S. and outside the U.S. has created uncertainty with respect to the value of patents. Depending on any actions by applicable legislating bodies, and future decisions by the entities implementing such laws, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents or applications will be due to be paid by us to the USPTO and various governmental patent agencies outside of the U.S. in several stages over the lifetime of the patents or applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Though we use commercially reasonable efforts to comply with all applicable maintenance requirements, we may fail to do so on occasion. In many cases, such an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance, whether intentional or not, can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to use our technologies and this circumstance would have a material adverse effect on our business.

We may need to acquire or license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights that we may determine are important or necessary to the development of our technology and products. In addition, it may be necessary for us to use the patented or proprietary technology of one or more third parties to commercialize our current and future products. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

If we determine to license or acquire third-party intellectual property and we are unable to acquire such intellectual property outright, or obtain licenses to such intellectual property from such third parties when needed or on commercially reasonable terms, our ability to commercialize our products at such time would likely be delayed or we may have to abandon development of that product or program and our business and financial condition could suffer.

If we in-license additional technologies or products in the future, we might become dependent on proprietary rights from third parties with respect to those technologies or products. Any termination of such licenses could result in the loss of significant rights and would cause material adverse harm to our ability to develop and commercialize any product subject to such licenses.

Disputes may also arise between us and any future licensors regarding intellectual property subject to a license agreement. If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product(s).

The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we may determine to in-license, and any failure by us or any future licensors to obtain, maintain, defend and enforce such rights could have an adverse effect on our business. In some cases we may not have control over the prosecution, maintenance or enforcement of the patents that we determine to license, and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and potential future licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.

The Allurion VCS and other products or services contain third-party open source software components. Certain use of such open source components with our proprietary software could adversely affect our ability to charge fees for, or otherwise protect the value of, our offerings.

The Allurion VCS and our other products and services contain software licensed to us by third-party authors under “open source” licenses. Use of such software may entail greater risks than use of non-open source third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. Although we seek to monitor our use of open source software to avoid such consequences and to comply with the terms thereof, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. If we are held to have breached the terms of an open source software license, we could face liability which may result in an injunction against providing our offering, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

Our internal computer systems, or those used by third parties which we rely on, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems, or those used by third parties which we rely on, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war, telecommunication failures, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. Although our information security program is in compliance with the global ISO 27001:2013 standards, it does not yet fully comply with all of the additions and changes in the updated ISO 27001:2022 version of the standards, which we anticipate complying with prior to the required transition date of October 31, 2025 to maintain ISO 27001 security certification. If our security measures are breached, whether due to failure to comply with the ISO 27001:2022 version of the standards or otherwise, or if design flaws in our software or information systems are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our or our customer’s data, our relationships with our customers and distributors may be damaged, and we could incur significant liability and reputational harm. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of data from completed, ongoing or future studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our current and future products could be delayed.

We rely on internet infrastructure, bandwidth providers, third-party computer hardware and software and other third parties for providing services to our customers and patients, and any failure or interruption in the services provided by these third parties could expose us to litigation and negatively impact our relationships with customers and patients, adversely affecting our operating results.

Our ability to deliver our internet-based services depends on the development and maintenance of the infrastructure of the internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity and security. Our services are designed to operate without interruption. However, we may experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with clients and members. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss, natural disasters and other force majeure events outside our control;

•	communications failures;

•	software and hardware errors, failures, and crashes;

•	security breaches, computer viruses, hacking, denial-of-service attacks, and similar disruptive problems; and

•	other potential interruptions.

We also rely on software licensed from third parties in order to offer our services. These licenses are generally commercially available on varying terms. However, it is possible that this software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Furthermore, our use of additional or alternative third-party software would require us to enter into license agreements with third parties, and integration of our software with new third-party software may require significant work and require substantial investment of our time and resources. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our platform, result in a failure of our platform, and injure our reputation.

Our failure to adequately protect personal information in compliance with evolving legal requirements could harm our business.

In the ordinary course of our business, we collect and store sensitive data, including legally protected patient health information and personally identifiable information. We collect this kind of information on our customers for purposes of servicing potential warranty claims and for post-marketing safety vigilance. Data protection and privacy-related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

There are a number of state, federal and international laws protecting the privacy and security of health information and personal data. As part of the American Recovery and Reinvestment Act 2009, or “ARRA”, the U.S. Congress amended the privacy and security provisions of HIPAA. HIPAA imposes limitations on the use and disclosure of an individual’s protected health information by certain health care providers, health care clearinghouses, and health insurance plans, collectively referred to as covered entities, that involve the creation, use, maintenance or disclosure of protected health information. The HIPAA amendments also impose compliance obligations and corresponding penalties for non-compliance on individuals and entities that provide services to health care providers and other covered entities, collectively referred to as business associates. Most recently, on December 10, 2020, HHS issued a Notice of Proposed Rulemaking (the public comment period to which was further extended in March 2021) which, if finalized, would make changes to some of HIPAA’s regulatory requirements, which would impact us, to the extent we are a business associate. ARRA also significantly increased the penalties for improper use or disclosure of an individual’s protected health information under HIPAA and extended enforcement authority to state attorneys general. The amendments also create notification requirements for individuals whose protected health information has been inappropriately accessed or disclosed, notification requirements to federal regulators and in some cases, notification to local and national media. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with encryption or other standards developed by HHS. Most states have laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the protected health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms to ensure ongoing protection of personal information.

In addition, even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTCA, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Medical data is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule.

Many foreign countries and governmental bodies, including the EU, Canada, Australia and other relevant jurisdictions, have laws and regulations concerning the collection and use of personal or sensitive data obtained from their residents or by businesses operating within their jurisdiction. For example, the European Commission adopted the General Data Protection Regulation, or the “GDPR”, effective on May 25, 2018, that supersedes previous EU data protection legislation, imposes more stringent EU data protection requirements and provides for greater penalties for noncompliance. The GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data in connection with the offering goods or services to individuals in the EU or the monitoring of their behavior. In addition, following the United Kingdom’s exit from the EU on January 31, 2020, the GDPR ceased to apply in the United Kingdom at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the United Kingdom’s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into United Kingdom law (referred to as the UK GDPR). The UK GDPR and the UK Data Protection Act 2018 set out the UK’s data protection regime, which is independent from but aligned to the EU’s data protection regime. In this proxy statement/prospectus, “GDPR” refers to both the EU and the UK GDPR, unless specified otherwise. The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Non-compliance with the GDPR can trigger steep fines of up to €20 million (£17.5 million) or 4% of total worldwide annual revenues, whichever is higher. Given the breadth and depth of changes in data protection obligations, meeting the GDPR’s requirements requires time, resources and a review of the technology and systems currently in use against the GDPR’s requirements.

EU Member States have adopted national laws to implement the EU GDPR, which may partially deviate from the EU GDPR, and the competent authorities in the EU Member States may interpret GDPR obligations slightly differently from country to country, such that we do not expect to operate in a uniform legal landscape in the EU with respect to data protection laws. In addition, the UK has announced plans to reform the UK data protection regime.

The GDPR imposes strict rules on the transfer of personal data out of the European Economic Area, or “EEA”, or the United Kingdom to third countries, including the U.S. On June 4, 2021, the European Commission issued new forms of standard contractual clauses for data transfers from controllers or processors in the EEA, or otherwise subject to the GDPR, to controllers or processors established outside the EEA, and not subject to the GDPR. The new forms of standard contractual clauses have replaced the standard contractual clauses that were adopted previously under the Data Protection Directive. The UK is not subject to the European Commission’s new standard contractual clauses but has published its own transfer mechanism, the International Data Transfer Agreement, which enables transfers from the UK. We will be required to transition to the new forms of standard contractual clauses and doing so will require significant effort and cost. Although the United Kingdom is regarded as a third country under the EU GDPR, the European Commission has issued a decision recognizing the United Kingdom as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EEA to the United Kingdom remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the United Kingdom to countries not regarded by the United Kingdom as providing adequate protection. The United Kingdom government has confirmed that personal data transfers from the United Kingdom to the EEA remain free flowing.

We may be at risk of enforcement actions taken by certain EU or UK data protection authorities until such point in time that we may be able to ensure that all transfers of personal data to us from the EEA or the United Kingdom are conducted in compliance with all applicable regulatory obligations, the guidance of data protection authorities and evolving best practices. We may find it necessary to establish systems to maintain personal data originating from the EU/UK in the EEA or the United Kingdom (as applicable), which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business. Our failure to comply with applicable laws and regulations, or to protect such data, could result in enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by end-customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could harm on our operations, financial performance, and business. Evolving and changing definitions of personal data and personal information, within the European Union, the United Kingdom, the U.S., and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Moreover, if the relevant laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our data practices or the operation of our products, we may need to expend resources in order to change our business operations, data practices, or the manner in which our products operate. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit adoption of our products.

There is the risk that the limits we obtained for our cyber liability insurance may not cover the total loss experienced in the event of a data security incident, including the financial loss, legal costs, and business and reputational harm, particularly if there is an interruption to our systems. Additionally, there is the risk of a data privacy or security incident by an employee, which may expose us to liability. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be injured resulting in loss of business and/or morale, and we may incur costs to remediate possible injury to our customers and employees or be required to pay fines or take other action with respect to judicial or regulatory actions arising out of such incidents.

If we are not able to satisfy data protection, security, privacy, and other government- and industry-specific requirements, our business could be harmed.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises experienced by other companies, by our customers or by us may lead to public disclosures, which could harm our reputation, erode customer confidence in the effectiveness of our security measures, and negatively impact our other products and our ability to attract new customers. As we expand into new regions, we will need to comply with new requirements. If we cannot comply or if we incur a violation in one or more of these requirements, our growth could be adversely impacted, and we could incur significant liability.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred net operating losses in the past and expect to incur net operating losses for the foreseeable future.

We have incurred net operating losses since our inception, and we continue to incur significant research and development, general and administrative, and sales and marketing expenses related to our operations. We do not expect to be profitable in 2023, and in future years we expect to incur significant sales and marketing expenses to expand our business and clinical research expenses related to, among other things, the AUDACITY trial for the Allurion Balloon in the U.S. Investment in medical device product development, particularly clinical studies, is highly speculative. It entails substantial upfront capital expenditures and significant risk that any potential planned product will fail to demonstrate adequate safety or effectiveness. We may not be profitable for some time after the completion of the Mergers. As of March 31, 2023 and December 31, 2022, we had an accumulated deficit of $150.0 million and $132.2 million, respectively. Based on our recurring losses and expectations to incur significant expenses and negative cash flow for the foreseeable future, our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2022 expressing substantial doubt about our ability to continue as a going concern (without giving effect to the anticipated net proceeds from the Business Combination).

We expect that our future financial results will depend primarily on our success in launching, selling and supporting the Allurion Balloon and other products that are part of our weight loss platform. This will require us to be successful in a range of activities, including manufacturing, marketing, and selling the Allurion Balloon. We may not succeed in these activities and may never generate revenue that is sufficient to be profitable in the future. Even if we are profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve sustained profitability would depress the value of Allurion and New Allurion and could impair our ability to raise capital, expand our business, diversify our planned products, market our current and future products, or continue our operations.

We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future.

As of March 31, 2023, we had $71.7 million in debt and $9.9 million in cash and cash equivalents. As of March 31, 2023, our existing, committed credit facility with Runway was fully drawn. Upon consummation of the Business Combination, we also expect to receive an investment of $40 million from RTW in exchange for future royalty payments pursuant to the Revenue Interest Financing. Upon consummation of the Business Combination, we also expect to obtain the Fortress Financing to refinance Runway Loan. Our ability to make scheduled payments of debt principal and interest on our existing or future indebtedness, or to refinance our indebtedness, and to pay our royalty obligations, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our business may not continue to generate sufficient cash flows from operations to fund operations, service our debt, and satisfy our royalty payment obligations. If we are unable to generate such cash flows, we may be required to adopt one or more alternatives, such as raising additional capital on terms that may be unfavorable or selling assets or portions of our business. Our ability to refinance our existing or any future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

In addition, our Runway Loan is, and our investment from RTW and debt with Fortress will be, collateralized by substantially all of our assets and subject to customary financial and operating covenants limiting our ability to, among other things, incur additional indebtedness, change the name, location, office or executive management of our business, change our business, merge with or acquire other entities, pay dividends or make other distributions to holders of our capital stock, make certain investments, engage in transactions with our affiliates, create liens, sell assets, pay any subordinated debt and store certain inventory and equipment with third parties. These covenants may make it difficult to operate our business. As of the date of issuance of our December 31, 2021 financial statements, as of December 31, 2022, and as of March 31, 2023 we concluded that there was substantial doubt about our ability to continue as a going concern. Given the substantial doubt about our ability to continue as a going concern, there is a risk that we may not meet our covenants in the future. Due to the risk of not achieving our covenants, the amounts due under our credit facility as of December 31, 2021 and 2022 and March 31, 2023 have been classified as a current liability in the consolidated financial statements. We are also subject to standard event of default provisions under the Runway Loan and will be subject to standard event of default provisions under the Revenue Interest Financing Agreement with RTW and the Term Loan Facility with Fortress, that, if triggered, would allow the debt to be accelerated, which could significantly deplete our cash resources, cause us to raise additional capital at unfavorable terms, require us to sell portions of our business or result in us becoming insolvent. The existing collateral pledged to Runway, and that will be pledged to RTW and Fortress upon consummation of the Business Combination, and the covenants to which we are bound and will be bound may prevent us from being able to secure additional debt or equity financing on favorable terms, or at all, or to pursue business opportunities, including potential acquisitions, heighten our vulnerability to downturns in our business or our industry or the general economy, limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors who have greater capital resources.

We may need additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all, which would force us to delay, reduce or suspend our planned development and commercialization efforts. Raising additional capital may subject us to unfavorable terms, cause dilution to our existing stockholders, restrict our operations, or require us to relinquish rights to our products and technologies.

Our operations have consumed substantial amounts of cash since our inception, and we expect to incur significant expenses in connection with our planned clinical research, development and product commercialization efforts. We believe that our available cash, cash from operations, and the net proceeds from the Mergers will be sufficient to satisfy our liquidity requirements for at least the next 24 months. If our available cash resources, net proceeds from the Mergers and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities, to obtain another form of third-party funding, or to enter into other debt financing. Any failure to raise the funds necessary to support our operations may force us to delay, reduce or suspend our planned clinical trials, research and development programs, or other commercialization efforts.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership in New Allurion may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder of New Allurion. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through strategic collaborations or partnerships, or marketing, distribution or licensing arrangements with third parties, we may be required to do so at an earlier stage than would otherwise be ideal and/or may have to limit valuable rights to our intellectual property, technologies, products, or future revenue streams, or grant licenses or other rights on terms that are not favorable to us. Furthermore, any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products.

We receive the majority of our revenue from sales to health care providers and other third-party distributors, and the failure to collect receivables from them could adversely affect our financial position and results of operations.

We receive the majority of our revenue from sales to health care providers and other third-party distributors. We extend credit to our customers for a significant portion of our sales and receivables from our customers are not secured by any type of collateral. We are therefore subject to the risk that our customers may not pay for the products they have purchased, pay at a slower rate than we have historically experienced, or may seek extended payment terms, which may, in turn, result in delays in our cash collection and increases in our accounts receivable. Our customers may encounter cash flow or operating difficulties, which may reduce their demand for our products or delay their payments to us, thereby increasing our accounts receivable turnover days, or increasing the risk that they may default on their payment obligations. These risks are heightened during periods of global or industry-specific economic downturn or uncertainty and during periods of rising interest rates. Our liquidity and cash flows from operations may be adversely affected if we are unable to settle our accounts receivable on a timely basis, if our accounts receivable cycles or collection periods lengthen or if we encounter a material increase in defaults of payment of our accounts receivable or repayments of amounts we have extended to our customers on credit.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of our financial statements requires us to make estimates and assumptions affecting the reported amounts of our assets, liabilities, revenues, expenses and earnings. If these estimates or assumptions are incorrect, it could have a material adverse effect on our results of operations or financial condition. We have identified several accounting policies as being critical to the fair presentation of our financial condition and results of operations because they involve major aspects of our business and require us to make judgments about matters that are inherently uncertain. These policies are described under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allurion” and should be considered in conjunction with our audited consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. The implementation of new accounting requirements or other changes to GAAP, could have a material adverse effect on our reported results of operations and financial condition. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our expectations and the expectations of securities analysts and investors, resulting in a decline in the trading price of New Allurion Common Stock.

Our financial projections may differ materially from actual results.

The financial projections included in this proxy statement/prospectus are based on our estimates and assumptions as of the date of this proxy statement/prospectus concerning various factors which are subject to significant risks and uncertainties, many of which are beyond our control, and therefore actual results may differ materially. These estimates and assumptions include, among others: estimates of the total addressable market, or “TAM”, for our products; assumptions regarding average selling price; estimates of customer demand and performance under existing agreements and agreements currently under negotiation; assumptions regarding our ability to identify and convert new customers; estimates of our ability to enter into new markets; estimates of our ability to retain and add capacity with existing customers; estimates of the rate and timelines at which certain product and regulatory milestones can be achieved; assumptions regarding our ability to scale production to meet current and future demand; and assumptions regarding research and product development. These estimates and assumptions are subject to various factors beyond our control, including, for example, (i) changes in regulatory approvals, customer demand, our supply chain, the regulatory environment and our executive team, (ii) the impact of global health crises (including the COVID-19 pandemic), (iii) the imposition or heightening of sanctions or (iv) economic or military measures in relation to the current Russia-Ukraine conflict, among others. Accordingly, our future financial condition and results of operations may differ materially from our projections included in this proxy statement/prospectus. Except to the extent required by applicable law, we do not have any duty to update the financial projections included in this proxy statement/prospectus. Our failure to achieve our projected results could harm the trading price of our securities and our financial position.

Risks Related to Ownership of Our Securities

Our share price may be volatile, and purchasers of our securities could incur substantial losses.

Our share price is likely to be volatile. The securities markets in general, and the market for biotechnology and medical device companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors, including the following:

•	our ability to successfully commercialize, and realize revenues from sales of, the Allurion Balloon;

•	the success of competitive products or technologies;

•	results of clinical studies of the Allurion Balloon or other current or future products or those of our competitors;

•	regulatory or legal developments in the U.S. and other countries, especially changes in laws or regulations applicable to our products;

•	introductions and announcements of new products by us, our commercialization partners, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to our products, clinical studies, manufacturing processes or sales and marketing terms;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	the success of our efforts to acquire or in-license additional products or planned products;

•	developments concerning our collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

•	developments concerning our ability to bring our manufacturing processes to scale in a cost-effective manner;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the recruitment or departure of key personnel;

•	changes in the structure of health care payment systems;

•	market conditions in the medical device, pharmaceutical and biotechnology sectors;

•	actual or anticipated changes in earnings estimates or changes in securities analyst recommendations regarding New Allurion Common Stock, other comparable companies or our industry generally;

•	trading volume of New Allurion Common Stock;

•	guidance or projections, if any, that we provide to the public, any changes in this guidance or projections or our failure to meet this guidance or projections;

•	sales of New Allurion Common Stock by us or our stockholders;

•	general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics (such as COVID-19), currency fluctuations and acts of war or terrorism;

•

the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto; and

•	the other risks described in this “Risk Factors” section.

These broad market and industry factors may harm the market price of New Allurion Common Stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could adversely affect our business, financial condition, results of operations and growth prospects.

We do not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, New Allurion currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the New Allurion Board and will depend on New Allurion’s financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as the New Allurion Board deems relevant.

Future sales of New Allurion Common Stock, or the perception that future sales may occur, may cause the market price of New Allurion Common Stock to decline, regardless of our operating performance.

Significant additional capital will be needed in the future to continue New Allurion’s planned operations. To raise capital, New Allurion may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner as determined from time to time. If New Allurion sells common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of New Allurion Common Stock.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, results of operations, and financial condition.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations, and financial condition.

Certain parties to our Investor Rights Agreement will have the right to nominate directors to the New Allurion Board, and their interests may conflict with ours or yours in the future.

Pursuant to the Investor Rights Agreement, upon the terms and subject to the conditions set forth therein, following the Closings, the New Allurion Board shall consist of seven directors, a majority of which shall be “independent” directors for purposes of NYSE rules, and the following persons will have the following nomination rights with respect to the New Allurion Board: (i) one director and one independent director will be nominated by Shantanu Gaur; (ii) one director and one independent director will be nominated by Remus Capital; (iii) one director will be nominated by the Sponsor; and (iv) two independent directors will be nominated by Allurion (one of which shall be designated by RTW until such time as all obligations under the Revenue Interest Financing Agreement or any additional revenue interest financing agreement have been paid by Allurion). See the subsections entitled “The Business Combination Agreement — Related Agreements — Investor Rights Agreement” and “The Business Combination Agreement — Related Agreements — Amended and Restated RTW Side Letter.”

As a result of the foregoing, Shantanu Gaur, Remus Capital, the Sponsor and RTW or their respective nominees to the New Allurion Board will have the ability to control the appointment of our management, the entering into of mergers, sales of substantially all or all of our assets and other extraordinary transactions and influence amendments to our amended and restated certificate of incorporation and bylaws. In any of these matters, the interests of the parties to the Investor Rights Agreement with the right to nominate directors may differ from or conflict with your interests. Moreover, this control over the nomination of directors to the New Allurion Board may also adversely affect the trading price for New Allurion Common Stock to the extent investors perceive disadvantages in owning stock of a company with these corporate governance provisions.

Upon consummation of the Business Combination, we will be an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and we intend to take advantage of certain exemptions from disclosure requirements available to emerging growth companies and/or smaller reporting companies, which could make our securities less attractive to investors and may make it more difficult to compare our performance with that of other public companies.

Upon consummation of the Business Combination, we will be an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparability of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, we will be a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, which would allow us to take advantage of certain exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and New Allurion’s periodic reports and proxy statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the shares of our New Allurion Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, and (ii) our annual revenue exceeded $100 million during such completed fiscal year or the market value of the shares of New Allurion Common Stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in the price of New Allurion Common Stock, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and results of operations and divert management’s attention and resources from our business.

We have previously identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to remediate a material weakness or if we otherwise fail to establish and maintain effective control over financial reporting, it may adversely affect our ability to accurately and timely report our financial results, and may adversely affect investor confidence and business operations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022 and 2021, we identified material weaknesses in our internal control over financial reporting that we are currently working to remediate, which relate to: (a) insufficient segregation of duties in the financial statement close process; (b) a lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities; and (c) insufficient information systems controls, including access and change management controls. We have concluded that these material weaknesses in our internal control over financial reporting occurred because we do not have the necessary business processes, personnel and related internal controls to operate in a manner to satisfy the accounting and financial reporting timeline requirements of a public company.

We are focused on designing and implementing effective internal controls measures to improve our evaluation of disclosure controls and procedures, including internal control over financial reporting, and remediating the material weaknesses. We have taken steps to remediate, including consulting with experts on technical accounting matters in connection with the preparation of our 2022 audited financial statements and footnotes under PCAOB guidance to ensure that we are prepared for being public. We have also hired additional senior level experienced staff with public company experience and upgraded our enterprise resource planning system to SAP in August of 2022 to address each of these control weaknesses.

However, we cannot assure you that the measures we are taking to remediate the material weaknesses will prevent or avoid potential future material weaknesses. Further, additional weaknesses in our disclosure controls and internal controls over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such a case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to the listing requirements of the NYSE, investors may lose confidence in our financial reporting and our stock price may decline as a result.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of New Allurion Common Stock may decrease.

We are in the process of designing and implementing our internal controls over financial reporting, which will be time-consuming, costly and complicated. We have identified gaps in our internal control environment in the past and cannot provide assurances that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. If we identify additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective or, once required, if our independent registered public accounting firm is unable to attest that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of New Allurion Common Stock could decrease. We could also become subject to stockholder or other third-party litigation as well as investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources and could result in fines, trading suspensions or other remedies.

A 1% U.S. federal excise tax may be imposed on New Allurion in connection with Compute Health’s redemptions of shares in connection with the initial Business Combination or other Compute Health Stockholder vote pursuant to which Compute Health Stockholders would have a right to submit their shares for redemption (a “Redemption Event”).

Pursuant to the Inflation Reduction Act of 2022 (H.R. 5376), commencing in 2023, a 1% U.S. federal excise tax (the “Excise Tax”) is imposed on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The Excise Tax is imposed on the repurchasing corporation and not on its stockholders. Subject to certain exceptions and adjustments that could reduce the amount of any Excise Tax liability, redemptions of Compute Health public shares are generally expected to be subject to the Excise Tax.

The Excise Tax is currently assessed at a rate of 1% of the fair market value (determined at the time of repurchase) of the repurchased shares. However, for purposes of calculating any Excise Tax liability, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. Based on the transactions currently contemplated by the Business Combination Agreement, we expect issuances in connection with the Business Combination to significantly reduce the amount of any Excise Tax otherwise incurred in connection with our redemptions.

Accordingly, although we do not currently expect to incur significant Excise Tax liability in connection with the Business Combination (including redemptions pursuant to the redemption rights described herein), the extent to which New Allurion would be subject to the Excise Tax in connection with any Redemption Event would depend on a number of factors, including: (i) the fair market value of the redemptions and repurchases in connection with the Redemption Event, (ii) the specifics and fair market value of the PIPE Investment and any other equity issuances in connection with the initial Business Combination (or otherwise issued not in connection with the Redemption Event but issued within the same taxable year of the initial Business Combination), and

(iii) the content of any proposed or final regulations and other guidance from the U.S. Department of the Treasury. In addition, because the Excise Tax would be payable by us (or Compute Health) and not by the redeeming holders, the mechanics of any required payment of the Excise Tax remains to be determined. Any Excise Tax payable by us (or Compute Health in connection with a Redemption Event may cause a reduction in the cash available to us to complete an initial business combination and could affect Compute Health’s ability to complete an initial business combination.

If Compute Health were to fail to complete an initial business combination by August 9, 2023, repurchases in connection with Compute Health’s liquidation, or that occur in the same taxable year as such liquidation, are currently expected to be exempt from the Excise Tax under interim guidance issued by the U.S. Department of the Treasury and the IRS.

An active trading market may not develop or be sustained.

The market for our securities may be highly volatile or may decline regardless of our operating performance. An active public market for our securities may not develop or be sustained after the Closings. We cannot predict the extent to which investor interest in New Allurion will lead to the development of an active trading market in New Allurion Common Stock or how liquid that market might become. If an active market does not develop or is not sustained, or if New Allurion fails to satisfy the continued listing standards of the NYSE for any reason and its securities are delisted, it may be difficult for you to sell your securities at the time you wish to sell them, at a price that is attractive to you, or at all. An inactive trading market may also impair New Allurion’s ability to both raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards and acquire other companies, products or technologies by using shares of capital stock as consideration.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, New Allurion Common Stock share price and trading volume could decline.

The trading market for New Allurion Common Stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on New Allurion. If no securities or industry analysts commence coverage of New Allurion, the trading price for New Allurion Common Stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade New Allurion Common Stock or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of New Allurion or fail to publish reports on us regularly, demand for New Allurion Common Stock could decrease, which might cause our share price and trading volume to decline.

Provisions in our Proposed Charter and Proposed Bylaws could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our Proposed Charter and Proposed Bylaws that will become effective upon the Closings may discourage, delay, or prevent a merger, acquisition, or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for New Allurion Common Stock, thereby depressing the market price of New Allurion Common Stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of the New Allurion Board. Because the New Allurion Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include the following:

•	the New Allurion Board will be divided into three classes with staggered three-year terms which may delay or prevent a change of our management or a change in control;

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the New Allurion Board will have the right to elect directors to fill a vacancy created by the expansion of the New Allurion Board or the resignation, death, or removal of a director, which will prevent stockholders from being able to fill vacancies on the New Allurion Board;

•

our stockholders will not be able to act by written consent, and as a result, a holder, or holders, controlling a majority of our shares would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings;

•	our Proposed Charter will not allow cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	amendments of our Proposed Charter and Proposed Bylaws will require the approval of stockholders holding 66 2/3% of our outstanding voting shares (unless amended by the New Allurion Board);

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our stockholders will be required to provide advance notice and additional disclosures in order to nominate individuals for election to the New Allurion Board or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of New Allurion; and

•	the New Allurion Board will be able to issue, without stockholder approval, preferred shares with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Sales of shares of New Allurion Common Stock following the completion of the Mergers may cause the market price of New Allurion Common Stock to fall.

Compute Health Stockholders who decide not to redeem prior to the completion of the Business Combination will receive shares of New Allurion Common Stock. While the Sponsor and certain Allurion Stockholders have agreed to sign the Investor Rights Agreement which contains lock-up restrictions for a period of either 18 months or 12 months following the Closing Date, as applicable, and other Allurion Stockholders will be subject to similar lock-up restrictions pursuant to the Proposed Bylaws, the lock-up restrictions shall not apply to: (a) any shares of New Allurion Common Stock purchased pursuant to the PIPE Subscription Agreements, (b) 100 shares of New Allurion Common Stock held by each Investor, (c) shares issued to the Sponsor in the Sponsor Loan Equity Issuance, (d) certain incremental shares of PIPE Investors who are existing Allurion Stockholders or existing holders of Allurion Convertible Notes or shares issued upon conversion of securities issued in the Incremental Financing, (e) the Backstop Shares or the shares of New Allurion Common Stock anticipated to be issued to each of HVL, RTW, Fortress and the other holders of Bridge Notes, and such shares of New Allurion Common Stock will be freely tradeable subject to federal securities laws and other applicable rules and regulations, including the effectiveness of the Resale Registration Statement. New Allurion will also agree to register on the Resale Registration Statement: (i) up to 390,625 shares of New Allurion Common Stock that will be issued to the Sponsor pursuant to the Sponsor Loan Conversion; (ii) shares of New Allurion Common Stock that will be issued to Historical Rollover Equityholders that entered into the Allurion Support Agreement after the signing of the Business Combination Agreement; and (iii) up to 2,000,000 shares of New Allurion Common Stock that will be issued to RTW and its affiliates and Fortress and its affiliates.

Assuming no redemptions, immediately following the Closings, 24,622,400 shares of New Allurion Common Stock, representing approximately 45.2% of the outstanding shares of New Allurion Common Stock, will be freely transferable. In addition, effective at the Closings, the New Allurion Board may release certain unaffiliated New Allurion stockholders receiving registered shares of New Allurion Common Stock in the Business Combination from the applicable lock-up in the Proposed Bylaws as needed to satisfy the initial listing requirements of the NYSE.

In addition, the effective prices at which the Sponsor, certain independent directors of Compute Health, certain Historical Rollover Equityholders, the PIPE Investors, RTW, a Fortress affiliate and HVL will have acquired their shares of New Allurion Common Stock are generally substantially less than the IPO price of

$10.00 per share. The effective prices at which some of these persons will have acquired shares of New Allurion Common Stock are also generally less than the per share value implied in the PIPE Investment of $7.04 per share, as indicated in the following table.

Holder(s)	Number of Shares	Effective Purchase Price Per Share(1)
Sponsor(2)	2,909,098	$6.83
Additional Class B Holders(3)	90,000	$0.0012
Historical Rollover Equityholders	36,212,000	(4)
PIPE Investors(5)	3,006,014	$7.04
RTW(6)	2,380,681	$6.30
Fortress(7)	250,000	—
HVL(8)	1,600,000	$5.00

(1)

The number of shares and effective purchase price per share set forth above (a) assumes (i) no Public Stockholders elect to have their shares of Compute Health Class A Common Stock redeemed, (ii) there are no other issuances of equity interests of Compute Health, (iii) none of the Sponsor, the Additional Class B Holders, or the Historical Rollover Equityholders purchase Compute Health Class A Common Stock in the open market, (iv) there are no Backstop Shares or exercises of Allurion Options or Allurion Warrants, and (v) the additional assumptions set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” (b) do not take into account (i) New Allurion Warrants that will remain outstanding following the Business Combination and may be exercised at a later date or (ii) the Contingency Shares, and (c) assume that Net Closing Cash is $100 million.

(2)	Excludes any PIPE investment by members of Sponsor.
(3)

Excludes Michael Harsh’s purchase of units in IPO. Excludes investment and founder shares attributable to Osama Alswailem, who forfeited 30,000 founder shares following his resignation effective January 29, 2023.

(4)

Allurion has issued shares of its capital stock at effective purchase prices ranging from $0.01 per share to $11.87 per share which would be adjusted based on the Intermediate Merger Exchange Ratio. Excludes shares of New Allurion Common Stock issuable to HVL.

(5)	Excludes PIPE Shares to be purchased by RTW.
(6)

See the subsections entitled “The Business Combination Agreement — Related Agreements — Amended and Restated RTW Side Letter” and “The Business Combination Agreement — Related Agreements —Backstop Agreement” for additional information regarding the potential issuance of additional shares of New Allurion Common Stock to RTW which may impact the number of shares and effective purchase price per share set forth in the table above.

(7)

See the subsections entitled “The Business Combination Agreement — Related Agreements — Term Loan Facility” and “The Business Combination Agreement — Related Agreements — Backstop Agreement” for additional information regarding the potential issuance of additional shares of New Allurion Common Stock to Fortress which may impact the number of shares and effective purchase price per share set forth in the table above.

(8)

See the subsections entitled “The Business Combination Agreement — Related Agreements — 2023 Convertible Note Incremental Financing” and “The Business Combination Agreement — Related Agreements — Backstop Agreement” for additional information regarding the potential issuance of additional shares of New Allurion Common Stock to HVL and transfer of the HVL Bridge Note which may impact the number of shares and effective purchase price per share set forth in the table above.

Consequently, these persons may have an incentive to sell their shares of New Allurion Common Stock even if the trading price is below the price paid by investors in the IPO, which could cause the market price of New Allurion Common Stock to decline.

Moreover, any sales of such shares of New Allurion Common Stock, or market perception of such sales, could result in higher than average trading volume following the closing of the Business Combination and may also cause the market price for New Allurion Common Stock to decline. Such sales may take place promptly following the Business Combination or at other times in the future. Other than as described above, there is no lock-up restriction that would prevent the foregoing stockholders from selling some or all of their New Allurion Common Stock after the Closings subject to compliance with applicable rules and regulations.

On November 15, 2022, the underwriter in the IPO notified Compute Health that it had determined to waive its entitlement to the payment of any deferred compensation in connection with its role as underwriter in the IPO that would otherwise become due upon the consummation of the Business Combination.

In connection with its role as an underwriter in the IPO, the underwriter was entitled to payment of a deferred underwriting fee upon consummation of an initial business combination. As the IPO underwriter was not performing any services in connection with the Business Combination, Compute Health requested that the underwriter waive any entitlement to such fees in connection with the consummation of the Business Combination, and on November 15, 2022, the IPO underwriter notified Compute Health that it waived its entitlement to the payment of any such deferred fees. Because the IPO underwriter has not been involved in the preparation and review of this proxy statement/prospectus, Compute Health’s investors will not have the benefit of the IPO underwriter’s review and investigation of the disclosures provided in the proxy statement/prospectus.

The provisions of the Proposed Bylaws requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

The Proposed Bylaws provide that, to the fullest extent permitted by law, and unless New Allurion consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Allurion, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer, or other employee or stockholder of New Allurion to New Allurion or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the preceding clauses (i) through (iv) will not apply to any causes of action arising under the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Any person or entity purchasing or otherwise acquiring any interest in shares of New Allurion capital stock shall be deemed to have notice of and to have consented to the provisions of the Proposed Bylaws as described above.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Bylaws provide that, unless New Allurion consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

These provisions may limit or increase the difficultly in a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors and officers, or may increase the cost for such stockholder to bring a claim, both of which may have the effect of discouraging lawsuits against New Allurion’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against New Allurion, a court could find the choice of forum provisions contained in the Proposed Bylaws to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision inapplicable or unenforceable in an action, New Allurion may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Risks Related to the Business Combination and Compute Health

The Sponsor and Compute Health’s independent directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.

Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and Compute Health’s directors and officers have agreed to vote all of their shares of Compute Health Common Stock in favor of the Business Combination. As of the date of this proxy statement/prospectus, the Sponsor and Compute Health’s directors and officers beneficially own approximately 70% of the issued and outstanding shares of Compute Health Common Stock.

If the conditions to the Business Combination Agreement are not met or suits to enjoin the transaction are successful, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the requisite Compute Health Stockholders, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination, including, among other things, receipt of approval for listing the New Allurion Common Stock on the NYSE, that Compute Health have at least $5,000,001 of net tangible assets immediately prior to the CPUH Merger Effective Time, the absence of any orders, laws or other legal restraints, and Net Closing Cash being greater than or equal to $70,000,000. For a list of the material closing conditions contained in the Business Combination Agreement, see the subsection entitled “The Business Combination Agreement — Conditions to Closing of the Business Combination Agreement.” Compute Health and Allurion may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver of such conditions, and such delay may cause Compute Health and Allurion to each lose some or all of the intended benefits of the Business Combination and incur additional costs and expenses.

Some of Compute Health’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Allurion is appropriate for Compute Health’s initial business combination.

The personal and financial interests of the Sponsor and Compute Health’s officers and directors may influence or have influenced their motivation in identifying and selecting a target for the Business Combination, their support for completing the Business Combination, and the operation of New Allurion following the Business Combination.

The Sponsor and Compute Health’s directors own an aggregate of 21,532,500 shares of Compute Health Class B Common Stock, which were initially acquired prior to Compute Health’s IPO. Such shares had an aggregate market value of approximately $         based on the last sale price of $         per share of Compute Health Class A Common Stock on the NYSE on                , 2023. In addition, the Sponsor purchased an aggregate of 12,833,333 Compute Health Private Warrants, each exercisable for one share of Compute Health Class A Common Stock at $11.50 per share, for a purchase price of approximately $19.3 million, or $1.50 per warrant. The Compute Health Certificate of Incorporation requires Compute Health to complete an initial business combination (which will be the Business Combination should it occur) within 30 months from the closing of the IPO, or August 9, 2023. If the Business Combination is not completed and Compute Health is forced to wind up, dissolve and liquidate in accordance with the Compute Health Certificate of Incorporation, the

21,532,500 shares of Compute Health Class B Common Stock currently held by the Sponsor and the Additional Class B Holders, and the Compute Health Private Warrants held by the Sponsor will be worthless (as the holders have waived liquidation rights with respect to such Compute Health Class B Common Stock).

The Sponsor and Compute Health’s directors and officers, and their respective affiliates, have incurred significant out-of-pocket expenses in connection with performing due diligence on suitable targets for a business combination and the negotiation of the Business Combination. At the Closings, the Sponsor and Compute Health’s directors and officers, and their respective affiliates, will be reimbursed for certain out-of-pocket expenses incurred in connection with activities on Compute Health’s behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. Compute Health’s Sponsor, directors and officers, and their respective affiliates, expect to incur approximately $8,390,000 of transaction expenses in connection with the Business Combination. In addition, the Sponsor will be repaid $2,500,000 of Sponsor Loans on the Closing Date in cash and in the event there is a Sponsor Loan Excess, the Sponsor Loan Excess, up to an amount not to exceed the Sponsor Loan Equity Conversion Cap, outstanding as of the Closing Date will be converted into shares of New Allurion Common Stock, equivalent in value to the amount of such Sponsor Loan Excess (capped at the Sponsor Loan Equity Conversion Cap), at a price per share of New Allurion Common Stock of $7.04 and with respect to any Extinguishable Sponsor Loan Excess, such Extinguishable Sponsor Loan Excess will be fully extinguished and forgiven, and Compute Health and New Allurion will have no obligation to pay such excess amounts; provided that Allurion may, in its sole discretion, pursuant to an election made prior to the Closings, repay on the Closing Date some or all of the Sponsor Loan Excess, up to the Sponsor Loan Equity Conversion Cap, in cash. If an initial business combination is not completed prior to August 9, 2023 (unless such date is extended in accordance with the Compute Health Certificate of Incorporation), neither Compute Health’s Sponsor, directors and officers, nor any of their respective affiliates will be eligible for any such reimbursement, repayment of Sponsor Loans or receipt of New Allurion Common Stock upon conversion of such Sponsor Loans.

Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination.

Certain of the participants in the Business Combination and the PIPE Investment or their respective affiliates have pre-existing relationships that could give rise to conflicts of interest in connection with the Business Combination and related transactions, as follows:

•

Omar Ishrak, the Chairman of the Compute Health Board, previously served as Chief Executive Officer, and later as Executive Chairman and Chairman of the Board of Directors, of Medtronic, which has entered into the Non-Redemption Agreement in connection with the Business Combination and the Medtronic Sales Agency Agreement with Allurion in connection with the Medtronic Collaboration.

•

Jean Nehmé, the Co-Chief Executive Officer of Compute Health, is currently an employee of Medtronic, which has entered into the Non-Redemption Agreement in connection with the Business Combination and the Medtronic Sales Agency Agreement with Allurion in connection with the Medtronic Collaboration.

•

Hani Barhoush, a director on the Compute Health Board, currently serves as a director on the Board of Directors of Fortress Investment Group LLC, which is an affiliate of Fortress, which is providing financing in connection with the Business Combination.

Even if such relationships do not create actual conflicts, the perception of conflicts in the press, the financial community, or industry generally could create negative publicity with respect to the Business Combination.

We may not be able to complete the Business Combination if it becomes subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”). As a result, the pool of potential targets with which we could complete the Business Combination may be limited. In addition, the time necessary for any governmental or regulatory review or approval could prevent us from completing the Business Combination and require us to liquidate.

Certain investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor, directly or indirectly, may be subject to review and approval by CFIUS. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nature of the subject U.S. business, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved. Investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Likewise, certain investments are subject to CFIUS jurisdiction that do not result in control of a U.S. business by a foreign person, but afford foreign investors certain information or governance rights in U.S. businesses that have a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data” (collectively, “TID U.S. Businesses”). Further, although the majority of CFIUS filings are filed voluntarily, certain investments in TID U.S. businesses can be subject to mandatory filings unless the foreign investor is considered an “excepted investor.”

One of the three managers of the Sponsor is a non-U.S. citizen and is therefore a “foreign person” under the CFIUS regulations. Because the foreign-person manager may be considered to “control” the Sponsor, the Sponsor itself may accordingly be a “foreign person.” The Sponsor currently holds 69.7% ownership of the voting interest in Compute Health and, by virtue of such ownership, has the right to appoint all directors to the Compute Health Board, which may confer “foreign person” status to Compute Health. CFIUS therefore may have jurisdiction over the Business Combination, as the transaction, once consummated, will result in Compute Health acquiring “control” of Allurion, a U.S. business.

Because Allurion is not a TID U.S. Business, a CFIUS filing is not mandatory in connection with the Business Combination, and we do not expect to make a voluntary CFIUS filing at this point. Additionally, obtaining approval from CFIUS is not a condition to the consummation of the Business Combination under the terms of the Business Combination Agreement. However, there is the risk of CFIUS intervention, before or after the closing of the Business Combination. CFIUS may decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination or order us to divest all or a portion of the U.S. business of New Allurion. Such actions could limit the attractiveness of or prevent us from consummating the Business Combination or limit the attractiveness of or prevent us from pursuing alternative initial business combination opportunities that we believe would otherwise be beneficial to us and our stockholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have foreign person status.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by August 9, 2023, because the review process extends beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, we cannot guarantee the per share amount that our Public Stockholders will receive and our Compute Health Warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company, and the chance of realizing future gains on your investment through any price appreciation in the combined company.

The Sponsor is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event an initial business combination is not consummated. It has also agreed to pay for any liquidation expenses if an initial business combination is not consummated. Such liability may have influenced the Sponsor’s decision to approve the Business Combination.

If the Business Combination or another initial business combination is not consummated by Compute Health within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Compute Health for services rendered or contracted for or products sold to Compute Health. However, if Compute Health consummates an initial business combination, including the Business Combination, Compute Health will instead be liable for all such claims. If Compute Health is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, the Sponsor has also agreed to pay the funds necessary to complete such liquidation and not to seek repayment for such expense. We currently do not anticipate that such funds will be insufficient.

These obligations of the Sponsor may have influenced the Sponsor’s decision to approve the Business Combination and to continue to pursue the Business Combination. In considering the recommendations of the Compute Health Board to vote for the Stockholder Proposals, Compute Health Stockholders should consider these interests.

The exercise of Compute Health’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether changes to the terms of the Business Combination or waivers of conditions are appropriate and in Compute Health Stockholders’ best interest.

In the period leading up to the Closings, events may occur that, pursuant to the Business Combination Agreement, may require Compute Health to agree to further amend the Business Combination Agreement, to consent to certain actions taken by Allurion, or to waive rights that Compute Health is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Allurion’s business, a request by Allurion to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on Allurion’s business and would entitle Compute Health to terminate the Business Combination Agreement. In any of such circumstances, it would be at Compute Health’s discretion, acting through the Compute Health Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Compute Health and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Compute Health does not believe there will be any changes or waivers that Compute Health’s directors and executive officers would be likely to make after stockholder approval of the Business Combination Proposals has been obtained. While certain changes could be made without further stockholder approval, Compute Health will circulate a new or amended proxy statement/prospectus and resolicit the vote of Compute Health Stockholders if changes to the terms of the Business Combination that would have a material impact on Compute Health Stockholders are required prior to the vote on the Business Combination Proposals.

Compute Health is dependent upon its directors and officers and their loss could adversely affect Compute Health’s ability to complete the Business Combination.

Compute Health’s operations are dependent upon a relatively small group of individuals and, in particular, its directors and officers. Compute Health’s ability to complete the Business Combination depends on the continued service of its directors and officers. Compute Health does not have an employment agreement with, or key-person insurance on the life of, any of its officers or directors.

The unexpected loss of the services of one or more of its directors or officers could have a detrimental effect on Compute Health’s ability to consummate the Business Combination.

Compute Health’s directors and officers will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to Compute Health’s affairs. This conflict of interest could have a negative impact on Compute Health’s ability to complete the Business Combination.

Compute Health’s directors and officers are not required to, and do not and will not, commit their full time to Compute Health’s affairs, which may result in a conflict of interest in allocating their time between Compute Health’s operations and the closing of the Business Combination, on the one hand, and their other business endeavors. Each of Compute Health’s directors and officers is engaged in other businesses for which he or she may be entitled to significant compensation. Furthermore, Compute Health’s directors and officers are not obligated to contribute any specific number of hours per week to Compute Health’s affairs and may also serve as officers or board members for other entities. If Compute Health’s officers’ and directors’ other business affairs require them to devote time to such other affairs, this may have a negative impact on Compute Health’s ability to complete the Business Combination.

If some or all of the PIPE Investment fails to close, the Fortress Financing, Non Redemption Agreement or Revenue Interest Financing fail to close, or sufficient Compute Health Stockholders exercise their redemption rights in connection with the Business Combination, there may be insufficient funds to consummate the Business Combination.

In connection with the signing of the Business Combination Agreement, Compute Health and New Allurion entered into the PIPE Subscription Agreements. The purchases pursuant to these PIPE Subscription Agreements will be made regardless of whether any shares of Compute Health Class A Common Stock are redeemed by the Public Stockholders. In addition, prior to giving effect to the exercise of any redemption rights, the Trust Account has approximately $                , as of                 , 2023. However, if the PIPE Investment does not close by reason of the failure by some or all of the PIPE Investors to fund the applicable purchase price for any reason, including because the PIPE Investors consider an amendment to the Business Combination Agreement to be a material amendment and no consent was sought from the PIPE Investors prior to amending the Business Combination Agreement, the shares subject to the Non-Redemption Agreement are redeemed for any reason, including because Medtronic considers an amendment to the Business Combination Agreement to be a material amendment and no consent was sought from Medtronic prior to amending the Business Combination Agreement, the Fortress Financing, or the Revenue Interest Financing fail to close, a sufficient number of holders of Compute Health Class A Common Stock exercise their redemption rights in connection with the Business Combination or the fees, costs and expenses incurred by Compute Health and Allurion in connection with the Business Combination exceed our estimates, the Net Closing Cash Condition may not be met and there may be insufficient funds to consummate the Business Combination. Additionally, the PIPE Investors’ obligations to purchase the PIPE Securities are subject to termination prior to the closing of the sale of the PIPE Securities by mutual written consent of Compute Health, Allurion and each of the PIPE Investors, or if the Business Combination is not consummated on or before August 7, 2023. The PIPE Investors’ obligations to purchase the PIPE Securities are subject to fulfillment of customary closing conditions, including that the Business Combination must be consummated substantially concurrently with, or immediately following, the purchase of PIPE Securities. In the event of any such failure to fund, any obligation is so terminated or any such condition is not satisfied and not waived, Compute Health may not be able to obtain additional funds to account for such shortfall on terms favorable to us or at all. Any such shortfall would also reduce the amount of funds that New Allurion has available for working capital. While the PIPE Investors represented to us that they have sufficient funds to satisfy their obligations under the respective subscription agreements, Compute Health has not obligated them to reserve funds for such obligations.

Additionally, Medtronic’s obligation not to redeem the Medtronic Shares pursuant to the Non-Redemption Agreement was subject to Medtronic and Allurion, or their respective designees, entering into the Medtronic Sales Agency Agreement, which was required to be satisfactory to Medtronic, in its sole discretion, so long as such Medtronic Sales Agency Agreement is substantially consistent with the memorandum of understanding previously entered into between Medtronic and Allurion. On May 15, 2023, Covidien AG, an affiliate of Medtronic, and Allurion entered into the Medtronic Sales Agency Agreement.

Subsequent to the completion of the Business Combination, New Allurion may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Compute Health cannot assure you that the due diligence Compute Health has conducted on Allurion will reveal all material issues that may be present with regard to Allurion, or that factors outside of Compute Health’s or Allurion’s control will not later arise, and the Business Combination Agreement does not generally provide for indemnification by Allurion in respect of historical liability or with respect to Allurion’s business. As a result of unidentified issues or factors outside of Compute Health’s or Allurion’s control, New Allurion may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Compute Health’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by Compute Health. Even though these charges may be non-cash items that would not have an immediate impact on New Allurion’s liquidity, the fact that New Allurion reports charges of this nature could contribute to negative market perceptions about New Allurion or its securities. In addition, charges of this nature may cause New Allurion to violate leverage or other covenants to which it may be subject. Accordingly, any Compute Health Stockholders who choose to remain stockholders following the Business Combination could suffer a reduction in the value of their shares from any such write-down or write-offs.

The scope of due diligence Compute Health has conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Allurion pursued an underwritten initial public offering, and you may be less protected as an investor from any material issues with respect to Allurion’s business, including any material omissions or misstatements contained in the registration statement or this proxy statement/prospectus than an investor in an initial public offering.

The scope of due diligence Compute Health has conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Allurion pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the New Allurion Common Stock that will be issued pursuant to the registration statement and thus no corresponding right of action is available to investors in the Business Combination, for any material misstatements or omissions in the registration statement or this proxy statement/prospectus. Therefore, you may be exposed to future write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Allurion’s financial condition, results of operations and its share price, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

If the Business Combination is consummated, Compute Health Stockholders will experience dilution.

Following completion of the Business Combination, the Public Stockholders will own approximately 22% of the fully diluted New Allurion Common Stock (assuming that none of the shares of Compute Health Class A Common Stock are redeemed by the Public Stockholders and excluding the New Allurion Public Warrants). If any shares of Compute Health Class A Common Stock are redeemed in connection with the Business Combination, the percentage of New Allurion’s fully diluted common equity held by the current Public Stockholders of Compute Health will decrease relative to the percentage held if none of the shares of Compute Health Class A Common Stock are redeemed. To the extent that, following the consummation of the Business Combination, any of the outstanding New Allurion Warrants are exercised for shares of New Allurion Common Stock, the Public Stockholders may also experience substantial dilution. In addition, pursuant to the Business Combination Agreement, if certain share price thresholds are achieved within five years after the effective date of the resale registration statement on Form S-1 to be filed with the Securities and Exchange Commission by New Allurion, additional shares of New Allurion Common Stock will be issued to certain Allurion equityholders.

The following table shows all possible sources and the extent of dilution the Public Shareholders who elect not to redeem their shares may experience in connection with the Business Combination, the PIPE Investment, the Fortress Financing, the RTW Financing, and the Incremental Financing, assuming no redemption, intermediate levels of redemption and maximum redemption scenarios, assuming no Contingency Shares are issued, assuming $6.5 million of the HVL Bridge Note remains outstanding, and assuming that $17 million of transaction expenses are assumed and paid by New Allurion and no expenses which would be payable by Compute Health or New Allurion are deducted from their consideration at or after closing (on an as-converted basis):

	No Redemptions	% Outstanding	25% Redemptions	% Outstanding	50% Redemptions	% Outstanding	75% Redemptions	% Outstanding	Maximum Redemptions	% Outstanding
New Allurion Common Stock issued in connection with Mergers	29,227,362	32%	29,227,362	33%	29,227,362	35%	28,898,803	35%	28,025,600	36%
New Allurion Common Stock owned by Compute Health public shareholders	12,106,814	13%	9,080,111	10%	6,053,407	7%	3,026,705	4%	—	0%
New Allurion Common Stock owned by Medtronic, not subject to redemption	994,318	1%	994,318	1%	994,318	1%	994,318	1%	994,318	1%
New Allurion Common Stock owned by Compute Health Sponsor	2,999,098	3%	2,999,098	3%	2,999,098	4%	2,994,867	4%	2,983,625	4%
New Allurion Common Stock issued in connection with the Revenue Interest Financing	250,000	0%	250,000	0%	250,000	0%	455,048	0%	1,000,000	1%
New Allurion Common Stock issued in connection with the Fortress Financing	250,000	0%	250,000	0%	250,000	0%	455,048	0%	1,000,000	1%
New Allurion Common Stock owned by HVL	1,600,000	2%	1,600,000	2%	1,600,000	2%	1,600,000	2%	1,600,000	2%
New Allurion Common Stock owned by other Allurion Convertible Noteholders	1,625,122	2%	1,625,122	2%	1,625,122	2%	1,607,497	2%	1,560,653	2%
New Allurion Common Stock issued in connection with PIPE Investment	5,386,695	6%	5,386,695	7%	5,386,695	6%	5,386,695	7%	5,386,695	7%
New Allurion Common Stock issued in connection with the Commitment fees of Chardan Equity Facility	35,511	0%	35,511	0%	35,511	0%	35,511	0%	35,511	0%
Potential sources of dilution:
New Allurion Public Warrants	30,628,308	34%	30,628,308	35%	30,628,308	36%	30,628,308	38%	30,628,308	39%
New Allurion Options to be issued at effective time of the Intermediate Merger	4,486,492	5%	4,486,492	5%	4,486,492	5%	4,437,833	5%	4,308,513	5%
New Allurion RSU Awards to be issued at effective time of the Intermediate Merger	561,880	1%	561,880	1%	561,880	1%	555,786	1%	539,590	1%
New Allurion Warrants to be issued at effective time of the Intermediate Merger	454,428	1%	454,428	1%	454,428	1%	449,499	1%	436,401	1%

Total	90,606,028	100%	87,579,325	100%	84,552,621	100%	81,525,918	100%	78,499,214	100%

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the CPUH Merger, the Compute Health Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and the Business Combination may not be consummated.

The Compute Health Board is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Required Transaction Proposals. If the Adjournment Proposal is not approved, the Compute Health Board will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Required Transaction Proposals. In such event, the Business Combination would not be completed.

The unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of New Allurion’s results if the Business Combination is completed.

Compute Health and Allurion currently operate as separate companies and have had no prior history as a combined entity, and Compute Health’s and Allurion’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of New Allurion. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Compute Health’s and Allurion’s historical financial statements and certain adjustments and assumptions have been made regarding New Allurion after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of New Allurion.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect New Allurion’s financial condition or results of operations following the Closings. Any potential decline in New Allurion’s financial condition or results of operations may cause significant variations in the stock price of New Allurion Common Stock.

Compute Health is required to cease all solicitations, discussions or negotiations that could reasonably be expected to lead to, or result in, a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Pursuant to the terms of the Business Combination Agreement, Compute Health agreed that immediately following the execution of the Business Combination Agreement it shall, and shall use its reasonable best efforts to cause its representatives to, cease any solicitations, discussions, or negotiations, directly or indirectly, with any person (other than the parties to the Business Combination Agreement and their respective representatives) in connection with a business combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a business combination. Compute Health shall promptly notify Allurion of the receipt of any inquiry, proposal, offer or request for information received after the date of the Business Combination Agreement that constitutes, or could reasonably be expected to result in or lead to, any business combination, which notice shall include a summary of the material terms of and the identity of the person or group of persons making such inquiry, proposal, offer, or request for information (to the extent that neither

Compute Health nor its representatives is bound by any confidentiality obligation entered into prior to the date of the Business Combination Agreement prohibiting the disclosure of such identity), and thereafter keep Allurion reasonably informed on a reasonably current basis of any modifications with respect to any such proposal for a business combination.

In connection with the Business Combination, the Sponsor, or Compute Health’s Initial Stockholders, directors, executive officers, and their affiliates may elect to purchase shares or Compute Health Public Warrants from Public Stockholders, which may influence a vote on the Business Combination and reduce the public “float” of Compute Health Class A Common Stock.

In connection with the Business Combination, the Sponsor or Compute Health’s Initial Stockholders, directors, executive officers or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of Compute Health’s initial business combination. However, other than as expressly stated herein, including in connection with the PIPE Investment, they have no current commitments, plans, or intentions to engage in such transactions, have not formulated any terms or conditions for any such transactions and are under no obligation to engage in any such transactions. The Sponsor or Compute Health’s Initial Stockholders, directors, executive officers or their affiliates shall only make such purchases to the extent the price per share of Compute Health Class A Common Stock so acquired is no higher than the redemption price that would be available to in connection with the redemption procedures described in this proxy statement/prospectus. None of the funds in the Trust Account will be used to purchase shares in such transactions.

In the event that the Sponsor or Compute Health’s Initial Stockholders, directors, executive officers or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy the Net Closing Cash Condition, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of Compute Health Public Warrants would be to reduce the number of Compute Health Public Warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with Compute Health’s initial business combination. Any such purchases of Compute Health’s securities may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

To the extent that the Sponsor or Compute Health’s Initial Stockholders, directors, executive officers or their affiliates do decide to enter into any such transactions, Compute Health will file a Current Report on Form 8-K and will amend this proxy statement/prospectus, if such arrangements are entered into prior to effectiveness of the registration statement of which this proxy statement/prospectus forms a part, or file a proxy supplement, if such arrangements are entered into after effectiveness, to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposals or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons, as well as their potential impact to the Surviving Corporation and its stockholders. In addition, if such purchases are made, the public “float” of Compute Health Class A Common Stock and the number of beneficial holders of Compute Health’s securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing, or trading of Compute Health’s securities on a national securities exchange.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell his, her or its shares of New Allurion Common Stock in the future following the completion of the Business Combination or shares of common stock following any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Compute Health’s share price, and may result in a lower value realized now than a Compute Health Stockholder of Compute Health might realize in the future had the stockholder not redeemed his, her, or its shares. Similarly, if a stockholder does not redeem his, her, or its shares, the stockholder will bear the risk of ownership of the shares of New Allurion Common Stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her, or its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus, or at all. Compute Health Stockholders should consult their own financial advisors for assistance on how this may affect their individual situations.

In addition, if a Compute Health Stockholder does not redeem his, her, or its shares of Compute Health Class A Common Stock, but other Public Stockholders do elect to redeem, the non-redeeming stockholders would own shares with a lower book value per share. For informational purposes only, please see the table below for an illustration of the foregoing sentence. On a pro forma basis for the year ended December 31, 2022, the basic and diluted net loss per share attributable to Public Stockholders is $4.61 per share assuming no redemptions and $6.54 per share assuming 25% of maximum redemptions but would increase to $10.38 per share assuming 50% of maximum redemptions and $76.02 per share assuming maximum redemptions.

Percentage of Maximum Redemption Implied Price Per Share	0%	25%	50%	75%	100%
Percentage of Public Shares Redeemed	—	25.0%	50.0%	75.0%	92.4%
Percentage of Public Shares Not Redeemed	100.0%	75.0%	50.0%	25.0%	7.6%
Trust Account Size (in millions)	$96.96	$72.72	$48.48	$24.24	$7.36
Assumed Price Per Share of Compute Health Class A Common Stock at Closing of CPUH Merger	$10.00	$10.00	$10.00	$10.00	$10.00

Remaining Public Shares (in millions)	9.2	6.9	4.6	2.3	0.7

Additional Shares of Compute Health Class A Common Stock Available to Non-Redeeming Holders (in millions)	1.0	1.0	1.0	1.0	1.0
Compute Health Class A Common Stock Exchange Ratio	1.0	1.0	1.0	1.0	1.0

Implied Price Per Share of Compute Health Class A Common Stock	$10.36	$10.25	$10.15	$10.05	$9.94

Implied Merger Consideration Per Share of Compute Health Class A Common Stock	1.123	1.482	2.201	4.357	14.206

For illustrative purposes only, assuming a price of $10.00 per share of Compute Health Class A Common Stock at the CPUH Merger Closing, each share of Compute Health Class A Common Stock would receive shares of New Allurion Common Stock with a value ranging between $10.36 (assuming a no redemption scenario) and $9.94 (assuming a maximum redemption scenario). Based on the closing price of $10.65 per share of Compute Health Class A Common Stock on the NYSE on June 23, 2023, each share of Compute Health Class A Common Stock would receive shares of New Allurion Common Stock with a value ranging between $11.03 (assuming a no redemption scenario) and $10.58 (assuming a maximum redemption scenario). Finally, based on the per share value implied in the Business Combination of $7.04 per share of Compute Health Class A Common Stock, each share of Compute Health Class A Common Stock would receive shares of New Allurion Common Stock with a value ranging between $7.29 (assuming a no redemption scenario) and $7.00 (assuming a maximum redemption scenario).

Public Stockholders who wish to redeem their shares of Compute Health Class A Common Stock for a pro rata portion of the funds held in the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Compute Health Class A Common Stock for a pro rata portion of the funds held in the Trust Account. Public Stockholders electing to redeem their shares of Compute Health Class A Common Stock will receive their pro rata portion of the funds held in the Trust Account calculated as of two Business Days prior to the consummation of the Business Combination, including interest, less taxes payable. Please see the subsection entitled “The Special Meeting — Redemption Rights” of this proxy statement/prospectus for additional information on how to exercise your redemption rights.

If a Compute Health Stockholder fails to receive notice of Compute Health’s offer to redeem Compute Health Class A Common Stock in connection with the Business Combination, such shares may not be redeemed.

Compute Health will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite Compute Health’s compliance with these rules, if a Compute Health Stockholder fails to receive Compute Health’s proxy solicitation, such stockholder may not become aware of the opportunity to redeem his, her, or its shares. In addition, the proxy solicitation that Compute Health furnishes to holders of Compute Health Class A Common Stock in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem or tender Compute Health Class A Common Stock. In the event that a stockholder fails to comply with these procedures, his, her, or its shares may not be redeemed.

If you or a “group” of stockholders are deemed to hold in excess of 15% of Compute Health Class A Common Stock, you will lose the ability to redeem all such shares in excess of 15% of Compute Health Class A Common Stock.

The Compute Health Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming his, her, or its shares of Compute Health Class A Common Stock with respect to more than an aggregate of 15% of the shares of Compute Health Class A Common Stock sold in the IPO without Compute Health’s prior consent (the “Excess Shares”). However, Compute Health would not be restricting its stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over Compute Health’s ability to complete the Business Combination and you could suffer a material loss on your investment in Compute Health if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if Compute Health completes the Business Combination. As a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

Compute Health Stockholders who redeem their shares of Compute Health Class A Common Stock may continue to hold any Compute Health Public Warrants that they own, which will result in additional dilution to non-redeeming Compute Health Stockholders upon exercise of such Compute Health Public Warrants.

Compute Health Stockholders who redeem their shares of Compute Health Class A Common Stock may continue to hold any Compute Health Public Warrants they owned prior to redemption, which will result in additional dilution to non-redeeming holders upon exercise of such Compute Health Public Warrants. Assuming (i) all redeeming Compute Health Stockholders acquired Compute Health Units in the IPO and continue to hold the Compute Health Public Warrants that were included in the Compute Health Units, and (ii) maximum redemption of shares of Compute Health Class A Common Stock held by the redeeming Compute Health Stockholders, 21,562,500 Compute Health Public Warrants would be retained by redeeming Compute Health Stockholders with a market value of approximately $         based on the closing price of $         per Compute Health Public Warrant on the NYSE on             , 2023. As a result of the redemption, the redeeming Compute Health Stockholders would recoup their entire investment and continue to hold Compute Health Public Warrants with an aggregate market value of approximately $        , while non-redeeming Compute Health Stockholders would suffer additional dilution in their percentage ownership and voting interest of New Allurion upon exercise of the Compute Health Public Warrants held by redeeming Compute Health Stockholders.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Public Stockholders may be less than $10.00 per share.

Compute Health’s placing of funds in the Trust Account may not protect those funds from third-party claims against Compute Health. Since the consummation of the IPO, Compute Health has sought and will continue to seek to have vendors, service providers, prospective target businesses, and other entities with which it does business execute agreements with it waiving any right, title, interest, or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders. However, in certain instances Compute Health has not been able to obtain such a waiver in agreements that it has executed. Further, under certain circumstances parties that have executed such a waiver may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility, or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Compute Health’s assets, including the funds held in the Trust Account. In determining whether to enter into an agreement with a third party that refuses to execute a waiver of such claims to the monies held in the Trust Account, Compute Health’s management has and will consider whether competitive alternatives are reasonably available to it, and has historically only entered into agreements with third parties without such a waiver in situations where management believes that such third party’s engagement is in the best interests of Compute Health under the circumstances.

Upon redemption of the Compute Health Class A Common Stock, if Compute Health is unable to complete an initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with an initial business combination, it may be required to provide for payment of claims of creditors that were not waived that may be brought against it within ten years following redemption. Although no such claims have been brought against Compute Health or threatened to date, the per share redemption amount received by Public Stockholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors to the extent they are brought in the future. Pursuant to the IPO Letter Agreement, the Sponsor agreed that it will be liable to Compute Health if and to the extent any claims by a third party for services rendered or products sold to it, or a prospective target business with which Compute Health entered into a written letter of intent, confidentiality, or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Compute Health’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, Compute Health has not asked the Sponsor to reserve for such indemnification obligations, nor has Compute Health independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Compute Health believes that the Sponsor’s only assets are securities in Compute Health. Therefore, Compute Health cannot assure you that the Sponsor would be able to satisfy those obligations. None of Compute Health’s officers or directors will indemnify Compute Health for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

Compute Health’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Compute Health’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Compute Health currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Compute Health, it is possible that Compute Health’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If Compute Health’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Stockholders may be reduced below $10.00 per share.

Compute Health may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

Compute Health agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Compute Health’s officers and directors agreed to waive any right, title, interest, or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of shares of Compute Health Class A Common Stock).

Accordingly, any indemnification provided will be able to be satisfied by Compute Health only if (i) it has sufficient funds outside of the Trust Account or (ii) Compute Health consummates an initial business combination (which shall be the Business Combination should it occur). Compute Health’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Compute Health’s officers and directors, even though such an action, if successful, might otherwise benefit Compute Health and its stockholders. Furthermore, a Compute Health Stockholder’s investment may be adversely affected to the extent Compute Health pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination and result in additional costs and expenses.

Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, Compute Health expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that Compute Health expects to achieve from the Business Combination and result in addition costs and expenses.

If, after Compute Health distributes the proceeds in the Trust Account to the Public Stockholders, Compute Health files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the Compute Health Board may be viewed as having breached their fiduciary duties to Compute Health’s creditors, thereby exposing the members of the Compute Health Board and Compute Health to claims of punitive damages.

If, after Compute Health distributes the proceeds in the Trust Account to the Public Stockholders, Compute Health files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, any distributions received by Compute Health Stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by Compute Health Stockholders. In addition, the Compute Health Board may be viewed as having breached its fiduciary duty to Compute Health’s creditors and/or having acted in bad faith, thereby exposing itself and Compute Health to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, Compute Health files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Compute Health Stockholders and the per share amount that would otherwise be received by Compute Health Stockholders in connection with Compute Health’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, Compute Health files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Compute Health’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Compute Health Stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by Compute Health Stockholders in connection with its liquidation may be reduced.

You may only be able to exercise your Compute Health Public Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer shares of Compute Health Class A Common Stock from such exercise than if you were to exercise such warrants for cash.

The Warrant Agreement provides that in the following circumstances holders of Compute Health Public Warrants who seek to exercise their Compute Health Public Warrants will not be permitted to do so for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a) of the Securities Act: (i) if the shares of Compute Health Class A Common Stock issuable upon exercise of the Compute Health Public Warrants are not registered under the Securities Act in accordance with the terms of the Warrant Agreement; (ii) if Compute Health has so elected and the Compute Health Class A Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if Compute Health has so elected and calls the Compute Health Public Warrants for redemption. If you exercise your Compute Health Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the Compute Health Public Warrants for that number of shares of Compute Health Class A Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Compute Health Class A Common Stock underlying the Compute Health Public Warrants, multiplied by the excess of the “fair market value” of Compute Health Class A Common Stock (as defined in the next sentence) over the exercise price of the Compute Health Public Warrants by (y) the fair market value and (B) 0.361 shares of Compute Health Class A Common Stock per Compute Health Public Warrant. The “fair market value” is the average reported last sale price of the Compute Health Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of Compute Health Public Warrants, as applicable. As a result, you would receive fewer shares of Compute Health Class A Common Stock from such exercise than if you were to exercise such Compute Health Public Warrants for cash.

The provisions of the Compute Health Certificate of Incorporation that relate to the rights of holders of Compute Health Class A Common Stock (and corresponding provisions of the agreement governing the release of funds from the Trust Account) may be amended with the approval of holders of at least 65% of the outstanding shares of Compute Health Common Stock (computed on the basis of the number of votes to which each such holder is entitled) who attend and vote at a general meeting of Compute Health, which is a lower amendment threshold than that of some other blank check companies. It may be easier for Compute Health, therefore, to amend the Compute Health Certificate of Incorporation to facilitate the completion of the Business Combination that some of its stockholders may not support.

Some other blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to the rights of a company’s stockholders, without approval by a certain percentage of the company’s stockholders. In those companies, amendment of these provisions typically requires approval by between 90% and 100% of the company’s stockholders. The Compute Health Certificate of Incorporation provide that any of its provisions related to the rights of holders of Compute Health Class A Common Stock (including the requirement to deposit proceeds of the IPO and the private placement of the Compute Health Public Warrants into the Trust Account and not release such amounts except in specified circumstances, and to provide redemption rights to Public Stockholders as described herein) may be amended if approved by special resolution, meaning holders of at least 65% of the outstanding shares of Compute Health Common Stock who attend and vote at a general meeting of Compute Health, and corresponding provisions of the Trust Agreement governing the release of funds from the Trust Account may be amended if approved by holders of 65% of the outstanding shares of Compute Health Common Stock; provided that the provisions of the

Compute Health Certificate of Incorporation governing the appointment or removal of directors prior to Compute Health’s initial business combination may only be amended by a special resolution passed by not less than two-thirds of the holders of shares of Compute Health Common Stock who attend and vote at Compute Health’s general meeting which shall include the affirmative vote of a simple majority of Compute Health Class B Common Stock. The Initial Stockholders, and their respective permitted transferees, if any, who collectively beneficially owned 70.0% of the issued and outstanding shares of Compute Health Common Stock, will participate in any vote to amend the Compute Health Certificate of Incorporation and/or Trust Agreement and will have the discretion to vote in any manner they choose. As a result, Compute Health may be able to amend the provisions of the Compute Health Certificate of Incorporation which govern Compute Health’s pre-Business Combination behavior more easily than some other special purpose acquisition companies, and this may increase Compute Health’s ability to complete the Business Combination with which you may not agree. Compute Health Stockholders may pursue remedies against it for any breach of the Compute Health Certificate of Incorporation.

The Sponsor and Compute Health’s executive officers and directors agreed, pursuant to agreements with Compute Health, that they will not propose any amendment to the Compute Health Certificate of Incorporation to modify the substance or timing of Compute Health’s obligation to provide for the redemption of Compute Health Class A Common Stock in connection with the Business Combination or to redeem 100% of Compute Health Class A Common Stock if Compute Health does not complete the Business Combination within 30 months from the closing of the IPO or with respect to any other provision relating to the rights of holders of Compute Health Class A Common Stock, unless Compute Health provides the Public Stockholders with the opportunity to redeem their Compute Health Class A Common Stock upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Compute Health to pay its taxes, if any, divided by the number of then outstanding Compute Health Class A Common Stock. Compute Health’s other stockholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against the Sponsor or Compute Health’s executive officers or directors for any breach of these agreements. As a result, in the event of a breach, Compute Health’s stockholders would need to pursue a stockholder derivative action, subject to applicable law.

The terms of the Compute Health Warrants may be amended with the approval by the holders of at least 50% of each of (i) the outstanding Compute Health Public Warrants and (ii) the outstanding Compute Health Private Warrants.

The Compute Health Warrants were issued pursuant to the Warrant Agreement. The Warrant Agreement provides that the terms of the Compute Health Warrants may be amended as contemplated by the Warrant Amendment Proposal with the approval by the holders of at least 50% of each of (i) the outstanding Compute Health Public Warrants and (ii) the outstanding Compute Health Private Warrants. Accordingly, the terms of the Compute Health Warrants may be amended as contemplated by the Warrant Amendment Proposal if holders of at least 50% of each of (i) the then outstanding Compute Health Public Warrants and (ii) the then outstanding Compute Health Private Warrants approve of the Warrant Amendment Proposal. If the Warrant Amendment Proposal is approved, all holders of Compute Health Warrants will be bound by the amendments to the Compute Health Warrants, even if they voted against the Warrant Amendment Proposal.

Compute Health may redeem unexpired Compute Health Warrants prior to their exercise at a time that is disadvantageous to Compute Health Warrant Holders, thereby making such Compute Health Warrants worthless.

Compute Health has the ability to redeem outstanding Compute Health Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant; provided that the last sale price of Compute Health Class A Common Stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which notice of such redemption is given. Compute Health will not redeem the Compute Health Warrants unless an effective registration statement under the Securities Act covering the Compute Health Class A Common Stock issuable upon exercise of the Compute Health Warrants is effective and a current proxy statement/prospectus relating to those Compute Health Class A Common Stock is available throughout the 30-day redemption period, except if the Compute Health Warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Compute Health Warrants become redeemable by Compute Health, Compute Health may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Compute Health Warrants could force holders thereof to (i) exercise Compute Health Warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holder to do so, (ii) sell Compute Health Warrants at the then-current market price when such holder might otherwise wish to hold Compute Health Warrants or (iii) accept the nominal redemption price which, at the time the outstanding Compute Health Warrants are called for redemption, is likely to be substantially less than the market value of such Compute Health Warrants. None of the Compute Health Private Warrants will be redeemable by Compute Health so long as they are held by their initial purchasers or their permitted transferees.

In addition, unlike many other similarly structured blank check companies, Compute Health has the ability to redeem outstanding Compute Health Warrants 90 days after they become exercisable for $11.50 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that Compute Health Warrant Holders will be able to exercise their Compute Health Warrants prior to redemption for a number of Compute Health Class A Common Stock determined based on the redemption date and the fair market value of our Compute Health Class A Common Stock and provided certain other conditions are met. Compute Health would redeem the Compute Health Warrants in this manner when it believes it is in Compute Health’s best interest to update Compute Health’s capital structure to remove the Compute Health Warrants and pay fair market value to the Compute Health Warrant Holders. Compute Health can also redeem the Compute Health Warrants for shares of Compute Health Class A Common Stock when Compute Health Class A Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because Compute Health will provide certainty with respect to Compute Health’s capital structure and cash position while providing Compute Health Warrant Holders with fair market value in the form of shares of Compute Health Class A Common Stock. If Compute Health chooses to redeem the Compute Health Warrants when Compute Health Class A Common Stock is trading at a price below the exercise price of the Compute Health Warrants, this could result in the Compute Health Warrant Holders receiving fewer shares of Compute Health Class A Common Stock than they would have received if they had chosen to wait to exercise their Compute Health Warrants for shares of Compute Health Class A Common Stock if and when the Compute Health Class A Common Stock trades at a price higher than the exercise price of $11.50. Any such redemption may have similar consequences to the redemption described in the above paragraph. In addition, such redemption may occur at a time when the Compute Health Warrants are “out-of-the-money,” in which case Compute Health Warrant Holders thereof would lose any potential embedded value from a subsequent increase in the value of the Compute Health Class A Common Stock had such Compute Health Warrants remained outstanding. Finally, this redemption feature provides a ceiling to the value of such Compute Health Warrants since it locks in the redemption price in the number of Compute Health Class A Common Stock to be received if Compute Health chooses to redeem the Compute Health Warrants for shares of Compute Health Class A Common Stock.

The Compute Health Warrants may have an adverse effect on the market price of the New Allurion Common Stock.

Compute Health issued Compute Health Public Warrants to purchase 21,562,500 shares of Compute Health Class A Common Stock as part of the Compute Health Units offered in the IPO and, simultaneously with the closing of the IPO, Compute Health issued in a private placement an aggregate of 12,833,333 Compute Health Private Warrants, each exercisable to purchase one share of Compute Health Class A Common Stock at $11.50 per share. Upon the CPUH Merger, the Compute Health Public Warrants will be assumed and converted into New Allurion Public Warrants and will entitle the holders to purchase shares of New Allurion Common Stock based on the CPUH Exchange Ratio (subject to the Consent Solicitation) and the Compute Health Private

Warrants will be recapitalized into Compute Health Class A Common Stock in connection with the Sponsor Recapitalization. Such New Allurion Public Warrants, when exercised, will increase the number of issued and outstanding shares of New Allurion Common Stock and reduce the value of the New Allurion Common Stock.

The exercise of New Allurion Warrants for shares of New Allurion Common Stock would increase the number of shares eligible for future resale in the public market and result in dilution to Compute Health Stockholders. Such dilution will increase if more shares of Compute Health Class A Common Stock are redeemed.

As of the record date, Compute Health had Compute Health Warrants to purchase an aggregate of 34,395,833 shares of Compute Health Class A Common Stock outstanding, comprising 21,562,500 Compute Health Public Warrants and 12,833,333 Compute Health Private Warrants. All 12,833,333 Compute Health Private Warrants will be exchanged and converted, together with the Sponsor’s shares of Compute Health Class B Common Stock, into 2,088,327 shares of Compute Health Class A Common Stock pursuant to the Sponsor Recapitalization. The remaining Compute Health Public Warrants will become exercisable at any time commencing on the later to occur of 30 days after the completion of the Business Combination or 12 months from the closing of the IPO. The likelihood that these Compute Health Public Warrants will be exercised increases if the trading price of shares of New Allurion Common Stock exceeds the exercise price of the Compute Health Warrants. The exercise price of the Compute Health Public Warrants is currently $11.50 per share.

Based on the closing price of $0.54 per Compute Health Public Warrant on the NYSE on June 23, 2023, the most recent practicable date prior to the date of this proxy statement/prospectus, the Compute Health Public Warrants and the Compute Health Private Warrants have an aggregate market value of approximately $11,643,750. However, there is no guarantee that the Compute Health Public Warrants will ever be in the money after they become exercisable and prior to their expiration, and as such, the Compute Health Public Warrants may expire worthless.

All Compute Health Public Warrants will be assumed by New Allurion in connection with the Closings and become New Allurion Public Warrants. To the extent the New Allurion Warrants are exercised, additional shares of New Allurion Common Stock will be issued, which will result in dilution to the Compute Health Stockholders and other holders of New Allurion Common Stock and increase the number of shares eligible for resale in the public market. The dilution, as a percentage of outstanding shares, caused by the exercise of the New Allurion Warrants will increase if a large number of Compute Health Stockholders elect to redeem their shares in connection with the Business Combination. Holders of Compute Health Public Warrants do not have a right to redeem their Compute Health Public Warrants. Further, the redemption of Compute Health Class A Common Stock without any accompanying redemption of Compute Health Public Warrants will increase the dilutive effect of the exercise of Compute Health Public Warrants. Sales of substantial numbers of shares issued upon the exercise of New Allurion Warrants in the public market or the potential that such New Allurion Warrants may be exercised could also adversely affect the market price of New Allurion Common Stock.

Public Stockholders who redeem their shares of Compute Health Class A Common Stock may continue to hold any Compute Health Public Warrants that they own, which results in additional dilution to non-redeeming holders upon exercise of the Compute Health Public Warrants.

Public Stockholders who redeem their shares of Compute Health Class A Common Stock may continue to hold any Compute Health Public Warrants that they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such New Allurion Public Warrants, following the assumption of the Compute Health Public Warrants by New Allurion in connection with the Closings. Assuming the maximum redemption of the shares of Compute Health Class A Common Stock held by the redeeming Public Stockholders, Compute Health Public Warrants would be retained by redeeming Public Stockholders with an aggregate market value of $11,643,750, based on the market price of $0.54 per Compute Health Public Warrant as of June 23, 2023. As a result, the redeeming Public Stockholders would recoup their entire investment and continue to hold Compute Health Public Warrants with an aggregate market value of $11,643,750, while non-redeeming Public Stockholders would suffer additional dilution in their percentage ownership and voting interest of New Allurion upon exercise of the New Allurion Public Warrants held by redeeming Public Stockholders.

The NYSE may not continue to list Compute Health’s securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Compute Health Class A Common Stock and Compute Health Public Warrants are currently listed on the NYSE. New Allurion’s continued eligibility for listing may depend on, among other things, the number of shares of Compute Health Class A Common Stock that are redeemed. There can be no assurance that New Allurion will be able to comply with the continued listing standards of the NYSE following the Business Combination. If, after the Business Combination, the NYSE delists New Allurion Common Stock from trading on its exchange for failure to meet the listing standards, Compute Health Stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for New Allurion’s securities;

•	reduced liquidity for New Allurion’s securities;

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a determination that New Allurion Common Stock is a “penny stock,” which would require brokers trading in such securities to adhere to more stringent rules, could adversely impact the value of New Allurion’s securities and/or possibly result in a reduced level of trading activity in the secondary trading market for New Allurion’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Future resales of our outstanding securities, including the registration of securities for resale under the Investor Rights Agreement, may cause the market price of our securities to drop significantly, even if our business is doing well.

New Allurion will have 54,474,920 shares of New Allurion Common Stock outstanding immediately following the consummation of the Business Combination (assuming that no shares of Compute Health Class A Common Stock are redeemed by Public Stockholders) and excluding the Contingency Shares, but including the New Allurion Common Stock issued in connection with the PIPE Investment and to each of HVL, RTW and Fortress, and there may be a large number of shares of New Allurion Common Stock sold in the market following the consummation of the Business Combination, or shortly thereafter.

At the Closings, New Allurion will enter into the Investor Rights Agreement with the Investors, pursuant to which, among other things, such Investors will be entitled to customary registration rights following their respective lock-up periods. The sale or possibility of sale of these securities could have the effect of increasing the volatility in New Allurion’s share price or putting significant downward pressure on the price of New Allurion Common Stock. For additional information, see the subsection entitled “Risk Factors — Risks Related to the Business Combination and Compute Health — Sales of shares of New Allurion Common Stock following the completion of the Mergers may cause the market price of New Allurion Common Stock to fall.”

Compute Health and Allurion have incurred and expect to incur significant costs associated with the Business Combination. The incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Compute Health if the Business Combination is not completed.

Compute Health and Allurion have incurred and expect to continue to incur significant costs and expenses associated with the Business Combination. The incurrence of these costs and expenses will reduce the amount of cash available to be used for other corporate purposes by Compute Health if the Business Combination is not completed.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Compute Health Acquisition Corp.

Compute Health is a blank check company incorporated as a Delaware corporation organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination involving Compute Health and one or more businesses or entities.

The Compute Health Class A Common Stock, Compute Health Public Warrants and Compute Health Units, consisting of one share of Compute Health Class A Common Stock and one-quarter of one Compute Health Public Warrant, are traded on the NYSE under the ticker symbols “CPUH,” “CPUH WS,” and “CPUH.U,” respectively. The parties anticipate that, following the Business Combination, the New Allurion Common Stock and New Allurion Public Warrants will be listed on the NYSE under the symbols “ALUR” and “ALUR WS,” respectively, and the Compute Health Units, Compute Health Class A Common Stock, and Compute Health Public Warrants will cease trading on the NYSE and will be deregistered under the Exchange Act, upon the CPUH Merger Closing. New Allurion will not have units trading upon the consummation of the Business Combination.

The mailing address of Compute Health’s principal executive office is 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890, and the telephone number is (212) 829-3500.

For more information about Compute Health, see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Compute Health” and “Information About Compute Health,” and the financial statements of Compute Health included herein.

Compute Health Corp.

Compute Health Corp., or “Merger Sub I,” is a Delaware corporation and a direct, wholly-owned subsidiary of Compute Health formed solely for the purpose of effectuating the Intermediate Merger. Merger Sub I does not own any material assets or operate any business.

The mailing address of Merger Sub I’s principal executive office is 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890, and the telephone number is (212) 829-3500.

Compute Health LLC

Compute Health LLC, or “Merger Sub II,” is a Delaware limited liability company and a direct, wholly-owned subsidiary of Compute Health formed solely for the purpose of effectuating the Final Merger. Merger Sub II does not own any material assets or operate any business.

The mailing address of Merger Sub II’s principal executive office is 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890, and the telephone number is (212) 829-3500.

Allurion Technologies, Inc.

Allurion is dedicated to ending obesity by creating a best-in-class weight loss platform to treat the estimated two billion people globally who are overweight. Its platform, the Allurion Program, features the world’s first and only swallowable, procedure-less intragastric balloon for weight loss (the Allurion Balloon) and offers access to a proprietary behavior change program, and AI-powered remote patient monitoring tools (the Allurion Virtual Care Suite). Over 100,000 patients have already been treated commercially with the Allurion Program in over 50 countries globally outside of the United States.

The mailing address of Allurion’s principal executive office is 11 Huron Drive, Natick, MA 01760, and the telephone number is (508) 647-4000.

Allurion Technologies Holdings, Inc.

Allurion Technologies Holdings, Inc., or “New Allurion,” is a Delaware corporation and a direct, wholly-owned subsidiary of Allurion formed solely for the purpose of effectuating the Mergers and to serve as the publicly listed parent company of Allurion following the Closings. New Allurion owns no material assets and does not operate any business.

The mailing address of New Allurion’s principal executive office is 11 Huron Drive, Natick, MA 01760, and the telephone number is (508) 647-4000.

THE BUSINESS COMBINATION AGREEMENT

This section describes the material terms of the Business Combination Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Existing Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and of the BCA Amendment, a copy of which is attached as Annex A-1 to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Business Combination Agreement that is important to you. You are encouraged to read the Business Combination Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Compute Health, Merger Sub I, Merger Sub II, New Allurion, or Allurion. Such information can be found elsewhere in this proxy statement/prospectus.

Effects of the Business Combination

As a result of the Business Combination, pursuant to the Business Combination Agreement and pursuant to the terms contained therein, (i) on the Closing Date at the CPUH Merger Effective Time, Compute Health will merge with and into New Allurion, with New Allurion surviving as the publicly listed entity and becoming the sole owner of each Merger Sub, (ii) at least three hours following the consummation of the CPUH Merger, Merger Sub I will merge with and into Allurion, with Allurion surviving the Intermediate Merger and becoming a direct, wholly-owned subsidiary of New Allurion and (iii) thereafter, the Intermediate Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving the Final Merger and remaining a direct, wholly-owned subsidiary of New Allurion.

Merger Consideration and the Mergers

Conversion of Compute Health Capital Stock. On the Closing Date, by virtue of the CPUH Merger and without any action on the part of Compute Health, Merger Sub I, Merger Sub II, Allurion, New Allurion, or the holder of any shares of capital stock of any of the foregoing, or any other entity:

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immediately prior to the CPUH Merger Effective Time, pursuant to the terms of the Sponsor Support Agreement, the parties thereto will effect the CPUH Recapitalization as follows: (i) each of the 21,442,500 shares of Compute Health Class B Common Stock and all 12,833,333 Compute Health Private Warrants held by the Sponsor and (ii) the 90,000 shares of Compute Health Class B Common Stock held in the aggregate by the Additional Class B Holders will be exchanged and converted into 2,151,687 shares of Compute Health Class A Common Stock, in the aggregate;

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contingent on the Closings, effective immediately following the Sponsor Recapitalization and immediately prior to the CPUH Merger Effective Time, the Sponsor will contribute to Compute Health, as a contribution to capital, the Sponsor Contributed Shares;

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immediately prior to the CPUH Merger Effective Time, each Compute Health Unit that is outstanding immediately prior to the CPUH Merger Effective Time will be automatically detached and the holder thereof will be deemed to hold one share of Compute Health Class A Common Stock and one-quarter of one Compute Health Public Warrant;

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immediately following the separation of the Compute Health Units and at the CPUH Merger Effective Time, each share of Compute Health Class A Common Stock issued and outstanding immediately prior to the CPUH Merger Effective Time (including, for the avoidance of doubt, shares of Compute Health Class A Common Stock issued in the CPUH Recapitalization and in the separation of the Compute Health Units described above, but excluding Compute Health Dissenting Shares, shares that are redeemed in connection with the Business Combination, Compute Health Cancelled Shares and Sponsor Contributed Shares) but after the consummation of the transactions contemplated by the Sponsor Contribution Agreement will automatically be canceled and extinguished and will be converted into the right to receive 1.420455 shares of New Allurion Common Stock (with the aggregate number of shares of New Allurion Common Stock that each holder of Compute Health Class A Common Stock will have a right to receive to be rounded down to the nearest whole share);

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immediately following the separation of the Compute Health Units and at the CPUH Merger Effective Time, each Compute Health Public Warrant outstanding immediately prior to the CPUH Merger Effective Time will cease to be a warrant with respect to Compute Health Class A Common Stock and will be assumed by the Surviving Corporation and represent a number of shares of New Allurion Common Stock calculated in accordance with the CPUH Exchange Ratio (subject to the outcome of the Consent Solicitation);

•	at the CPUH Merger Effective Time, each Compute Health Cancelled Share will be canceled for no payment or consideration;

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at the CPUH Merger Effective Time, each share of capital stock of New Allurion issued and outstanding immediately prior to the CPUH Merger Effective Time shall be redeemed by New Allurion for par value; and

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all shares of Compute Health Class A Common Stock that are redeemed in connection with the Business Combination shall not be exchanged in accordance with the foregoing but will instead, immediately prior to the CPUH Merger Effective Time, be canceled and cease to exist and will thereafter be redeemed for the applicable consideration, upon the terms and subject to the conditions and limitations, set forth in the Business Combination Agreement, the Compute Health Existing Organizational Documents, the Trust Agreement, and this proxy statement/prospectus.

Treatment of Allurion Equity in the Intermediate Merger. On the Closing Date, by virtue of the Intermediate Merger and without any action on the part of Compute Health, Merger Sub I, Merger Sub II, Allurion, New Allurion, the holder of any shares of capital stock of any of the foregoing, or any other entity:

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immediately prior to the Intermediate Merger Effective Time, the Allurion Convertible Notes Conversion will occur as follows: the outstanding principal and accrued but unpaid interest on the outstanding Allurion Convertible Notes will be converted into the applicable number of shares of Allurion Common Stock provided for under the terms of such Allurion Convertible Notes, and will thereafter no longer be outstanding and will cease to exist, and each holder thereof will thereafter cease to have any rights with respect thereto. Immediately following the Allurion Convertible Notes Conversion, at the Intermediate Merger Effective Time, all shares of Allurion Common Stock issued in the Allurion Convertible Notes Conversion will be canceled and converted into the right to receive New Allurion Common Stock as described below;

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at the Intermediate Merger Effective Time, (i) each share of Allurion Common Stock (other than Allurion Dissenting Shares and Allurion Cancelled Shares, the treatment of which is described in the Business Combination Agreement) issued and outstanding as of immediately prior to the Intermediate Merger Effective Time (including shares of Allurion Common Stock resulting from the Allurion Convertible Notes Conversion or issued or issuable in connection with the Incremental Financing) will automatically be cancelled and extinguished and will be converted into the right to receive a number of shares of New Allurion Common Stock equal to the Intermediate Merger Exchange Ratio and (ii) each share of Allurion Preferred Stock (other than Allurion Dissenting Shares and Allurion Cancelled Shares, the treatment of which is described in the Business Combination Agreement) issued and outstanding as of immediately prior to the Intermediate Merger Effective Time will automatically be cancelled and extinguished and will be converted into the right to receive a number of shares of New Allurion Common Stock equal to (a) the aggregate number of shares of Allurion Common Stock that would be issued upon conversion of such issued and outstanding share of Allurion Preferred Stock into Allurion Common Stock based on the applicable conversion ratio immediately prior to the Intermediate Merger Effective Time multiplied by (b) the Intermediate Merger Exchange Ratio (in each case, with the aggregate number of shares of New Allurion Common Stock that each holder of Allurion Shares will have a right to receive to be rounded down to the nearest whole share);

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at the Intermediate Merger Effective Time, each Allurion Option (whether vested or unvested) that is outstanding immediately prior to the Intermediate Merger Effective Time will be converted into a Rollover Option on the same terms and conditions as were applicable to such Allurion Option immediately prior to the Intermediate Merger Effective Time. Each Rollover Option will be exercisable for the number of shares of New Allurion Common Stock (rounded down to the nearest whole share underlying such Rollover Option) equal to the number of shares of Allurion Common Stock subject to the corresponding Allurion Option immediately prior to the Intermediate Merger Effective Time multiplied by the Intermediate Merger Exchange Ratio, and each such Rollover Option will have an exercise price per share of New Allurion Common Stock (rounded up to the nearest whole cent) subject to such Rollover Option equal to (A) the exercise price per share of Allurion Common Stock applicable to the corresponding Allurion Option immediately prior to the Intermediate Merger Effective Time divided by (B) the Intermediate Merger Exchange Ratio;

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at the Intermediate Merger Effective Time, each Allurion RSU Award, whether vested or unvested, that is outstanding immediately prior to the Intermediate Merger Effective Time will be converted into a Rollover RSU Award covering shares of New Allurion Common Stock, with the same terms and conditions as were applicable to such Allurion RSU Awards immediately prior to the Intermediate Merger Effective Time, and relating to the number of shares of New Allurion Common Stock equal to the product of (A) the number of shares of Allurion Common Stock underlying the corresponding Allurion RSU Award immediately prior to the Intermediate Merger Effective Time multiplied by (B) the Intermediate Merger Exchange Ratio (rounded down to the nearest whole share);

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at the Intermediate Merger Effective Time, (A) each Allurion Warrant that is outstanding and unexercised as of immediately prior to the Intermediate Merger Effective Time will be converted into a Rollover Warrant to acquire a number of shares of New Allurion Common Stock, in an amount and at an exercise price and subject to such terms and conditions, in each case, as set forth on an allocation schedule to be delivered by Allurion to the Company no later than five Business Days prior to the Closing Date and (B) the Surviving Corporation will become the obligor under such Rollover Warrants; and

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at the Intermediate Merger Effective Time, each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Intermediate Merger Effective Time will be converted into one share of common stock, par value $0.0001, of the Intermediate Surviving Corporation.

In addition, the Eligible Allurion Equityholders will have the right to receive the Contingency Shares, as follows: (i) an aggregate of 4,500,000 Contingency Shares if, during the Earnout Period, the VWAP of New Allurion Common Stock on the NYSE, or any other national securities exchange on which the shares of New Allurion Common Stock are then traded, is greater than or equal to $15.00 over any 20 trading days within any consecutive 30 trading day period, and (ii) an aggregate of an additional 4,500,000 Contingency Shares in the aggregate if, during the Earnout Period, the VWAP of New Allurion Common Stock on the NYSE, or any other national securities exchange on which the shares of New Allurion Common Stock are then traded, is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period. Additionally, in the event of a change of control of the Surviving Corporation (as described in the Business Combination Agreement), any unissued Contingency Shares will become payable to the Eligible Allurion Equityholders.

Treatment of Intermediate Surviving Corporation Common Stock in the Final Merger. At the Final Merger Effective Time, (i) each share of common stock, par value $0.0001 per share, of the Intermediate Surviving Corporation issued and outstanding immediately prior to the Final Merger Effective Time will be cancelled and will cease to exist and (ii) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Final Merger Effective Time will remain outstanding as a limited liability company interest of the Surviving Subsidiary Company.

Fractional Shares. No fractional shares of New Allurion Common Stock will be issued in the CPUH Merger or the Intermediate Merger. In lieu of the issuance of any fractional shares of New Allurion Common

Stock to which any former holder of Compute Health Common Stock, Allurion Common Stock, or Allurion Preferred Stock would otherwise be entitled to receive (after aggregating all fractional shares of New Allurion Common Stock of the same class and series that otherwise would be received by such holder of Compute Health Common Stock, Allurion Common Stock, or Allurion Preferred Stock), New Allurion shall round down to the nearest whole share of New Allurion Common Stock. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

Net Cash Per Share of Compute Health Common Stock. We would expect each share of Allurion Common Stock to be converted into 1.0355 shares of New Allurion Common Stock in the Intermediate Merger based on the no redemptions scenario and that the Allurion Stockholders will own 32,452,484 of the outstanding shares of New Allurion Common Stock immediately following the consummation of the Business Combination. The preceding sentence reflects numerous assumptions. This proxy statement/prospectus discloses those assumptions and presents various alternate scenarios regarding the ownership of New Allurion following the Business Combination. The estimated net cash per share of Compute Health Class A Common Stock that is being contributed to New Allurion in the Business Combination is approximately $8.43 per share, assuming no redemptions, and negative $16.87 per share, assuming the maximum redemptions scenario described under the subsection entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Information – Basis of Pro Forma Presentation.” The estimated net cash per share of Compute Health Class A Common Stock that is being contributed to New Allurion is calculated as the quotient of (a) (i) the amount of funds held in the Trust Account (assuming either no redemptions or the maximum redemptions scenario) less (ii) the amount of estimated transaction expenses of $8,390,000 less (iii) the aggregate market value of the Compute Health Public Warrants and the Compute Health Private Warrants of $10,781,250 (calculated as the trading price of one public warrant multiplied by an aggregate of 21,562,500 Compute Health Public Warrants and Compute Health Private Warrants anticipated to be outstanding as of the Closings), divided by (b) a number of shares of Compute Health Class A Common Stock anticipated to be outstanding as of the Closings (assuming the CPUH Recapitalization has occurred) being 9,223,194, assuming no redemptions, and assuming the maximum redemptions scenario. The estimated net cash per share of Compute Health Common Stock that is being contributed to New Allurion (in each of the no redemptions scenario and the maximum redemptions scenario) is less than the amount per share that holders of Compute Health Class A Common Stock would be entitled to receive upon exercise of their redemption rights (which, for illustrative purposes, was approximately $         per share as of July 3, 2023, the record date).

On May 2, 2023, the Parties entered into the BCA Amendment which, among other things, amended the calculation of the aggregate number of shares of New Allurion Common Stock to be issued to (or reserved for issuance for) Allurion equityholders upon the consummation of the Intermediate Merger to be as follows: (a) 37,812,000 minus (b) the Allocated Shares. Additionally, the BCA Amendment replaced the form of Investor Rights Agreement attached as an exhibit to the Existing Business Combination Agreement with a revised form of Investor Rights Agreement. See the subsection entitled “The Business Combination Agreement — Related Agreements — Investor Rights Agreement” for further discussion of the Investor Rights Agreement.

Other than as expressly modified by the BCA Amendment, the Existing Business Combination Agreement remains in full force and effect.

Closings and Effective Time of the Business Combination

Closings. Immediately following the CPUH Recapitalization and immediately prior to the filing of the CPUH Merger Certificate of Merger with the Secretary of State of the State of Delaware and, on the third Business Day following the satisfaction or waiver of all closing conditions (other than those conditions that by their terms are to be satisfied at the Closings), the CPUH Merger Closing shall occur. At least three hours after, but on the same day as, the CPUH Merger Closing, and immediately prior to the filing of the Intermediate Merger Certificate of Merger with the Secretary of State of the State of Delaware, the Intermediate Merger Closing shall occur. Immediately following the Intermediate Merger Closing, and immediately prior to the filing of the Final Merger Certificate of Merger with the Secretary of State of the State of Delaware, the Final Merger

Closing shall occur. Each of the Closings shall take place at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, MA 02210 (or electronically by exchange of the closing deliverables by the means provided in the Business Combination Agreement). See the subsection entitled “The Business Combination Agreement — Conditions to the Business Combination” for a more complete description of the conditions that must be satisfied prior to the Closings.

At the CPUH Merger Closing, the parties will cause the CPUH Merger to be consummated by filing the CPUH Merger Certificate of Merger with the Secretary of State of the State of Delaware, and the CPUH Merger will become effective at the time the CPUH Merger Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or such later date or time as may be agreed by Compute Health and Allurion in writing and specified in the CPUH Merger Certificate of Merger.

At the Intermediate Merger Closing, the parties will cause the Intermediate Merger to be consummated by filing the Intermediate Merger Certificate of Merger with the Secretary of State of the State of Delaware, and the Intermediate Merger will become effective at the time the Intermediate Merger Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or such later date or time as may be agreed by Compute Health and Allurion in writing and specified in the Intermediate Merger Certificate of Merger.

At the Final Merger Closing, the parties will cause the Final Merger to be consummated by filing the Final Merger Certificate of Merger with the Secretary of State of the State of Delaware, and the Final Merger will become effective at the time the Final Merger Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or such later date or time as may be agreed by Compute Health and Allurion in writing and specified in the Final Merger Certificate of Merger.

As of the date of this proxy statement/prospectus, the parties expect that the Business Combination will be effective during the third quarter of 2023. However, there can be no assurance as to when or if the Business Combination will occur.

If the Business Combination is not completed by the Termination Date, the Business Combination Agreement may be terminated by either Compute Health or Allurion. A party may not terminate the Business Combination Agreement pursuant to the provision described in this paragraph if the party seeking to terminate the Business Combination Agreement is in material breach of its obligations set forth in the Business Combination Agreement on the Termination Date. See the subsection entitled “The Business Combination Agreement — Termination.”

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Business Combination. Allurion has agreed that, during the Interim Period, it will, and will cause its subsidiaries (including New Allurion) to, (i) operate its business in the ordinary course consistent with past practice, in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of Allurion and its subsidiaries; provided that, in the case of each of the preceding clauses (i)-(ii), any action taken, or omitted to be taken in good faith, by Allurion or any of its subsidiaries, or by the Allurion Board or the board of directors of any subsidiary of Allurion, to the extent such act or omission is reasonably determined by Allurion, such subsidiary, the Allurion Board or the board of directors of the relevant subsidiary to be reasonably necessary or advisable to comply with any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, restrictions or requirements pursuant to any law, order, or directive of or by any governmental entity in connection with or in respect of COVID-19 or any other pandemic, epidemic, public health emergency or virus or disease outbreak and is taken to preserve the continuity of the business and/or the health and safety of Allurion’s employees, shall in no event be deemed to constitute a breach; provided that Allurion shall give Compute Health prior written notice of any such act or omission to the extent reasonably practicable (and consider in good faith any suggestions or modifications from Compute Health with respect thereto) and, in the event that it is not reasonably practicable for Allurion to give such prior written notice, Allurion shall instead give such written notice to Compute Health promptly after such act or omission.

In addition to the general covenants above, Allurion has agreed that during the Interim Period, subject to specified exceptions, it will not, and will cause its subsidiaries (including New Allurion) not to, without the written consent of Compute Health (which may not, with respect to certain of the below categories, be unreasonably withheld, conditioned or delayed):

•

declare, set a record date for, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any of its issued and outstanding equity securities, or repurchase, cancel, redeem, facilitate a capital reduction in respect of or otherwise acquire any of its issued and outstanding equity securities or any securities convertible into (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable for its equity securities, or offer to do any of these things;

•

(A) merge, consolidate, combine or amalgamate with any person, or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity securities in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, limited liability company, joint venture, association or similar business entity or organization or division thereof;

•

adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of its equity securities or issue any other security in respect of, in lieu of or in substitution for its equity securities;

•

purchase, repurchase, redeem or otherwise acquire any equity securities of Allurion or its subsidiaries, except for (A) the acquisition by Allurion or any of its subsidiaries of any shares of equity securities of Allurion or its subsidiaries in connection with the forfeiture or cancellation of such equity securities, (B) the withholding of Allurion Shares to satisfy tax obligations with respect to Allurion Options and Allurion RSU Awards, (C) repurchases of equity securities from former employees, officers, directors, consultants or other persons who performed services for Allurion or its subsidiaries in connection with the cessation of such employment or service, or (D) transactions between Allurion and any wholly-owned subsidiary of Allurion or between wholly-owned subsidiaries of Allurion;

•	adopt or propose that its stockholders approve or adopt any amendments, supplements, restatements or modifications to its governing documents, or form or cause to be formed any subsidiary of Allurion;

•

(A) sell, assign, transfer, convey, abandon, lease, license, allow to lapse or expire or otherwise dispose of any Leased Real Property, other than obsolete assets or properties or in the ordinary course of business, or (B) create, subject to or incur any lien (other than a permitted lien) in respect of any material assets or properties (including the Leased Real Property but excluding intellectual property rights);

•	acquire any ownership interest in any real property;

•

transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a lien, (A) any of its equity securities or the equity securities of any subsidiary, as applicable, or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating it to transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a lien, any of its equity securities or the equity securities of any subsidiary, as applicable, in each case, other than in connection with the Revenue Interest Financing (solely pursuant to the terms of the agreements underlying such arrangements set forth in the forms thereof made available to Compute Health), pursuant to the terms of the Allurion Convertible Notes as a result of the Allurion Convertible Notes Conversion or the exercise of any Allurion Option or Allurion Warrant pursuant to the terms thereof or issuance of Allurion Common Stock upon the vesting of any Allurion RSU Award;

•

(A) incur, create, assume or otherwise become liable for (whether directly, contingently or otherwise) or guarantee for the benefit of another person, any indebtedness in excess of $1,000,000 (other than the Revenue Interest Financing solely pursuant to the terms of the agreements underlying such arrangements set forth in the forms thereof made available to Compute Health, and equipment financing and trade payables incurred in the ordinary course of business), individually or in the aggregate or (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Allurion or any subsidiary of Allurion;

•

enter into, amend, modify, waive any material benefit or right under, novate, assign, assume or terminate or rescind any material contract or any government contract or any contract that would be a material contract or government contract if entered into prior to the date of the Business Combination Agreement (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such material contract or government contract or contract that would be a material contract if entered into prior to the date hereof pursuant to its terms, or entering into additional work orders pursuant to, and in accordance with the terms of, any material contract or government contract);

•

make any loans, advances or capital contributions of money or other property to, or guarantees for the benefit of, or any investments in, any person, other than (A) the reimbursement of expenses of employees in the ordinary course of business, (B) among Allurion and its subsidiaries and (C) prepayments and deposits paid to suppliers of Allurion and its subsidiaries in the ordinary course of business;

•

except as required by law or under the terms of any employee benefit plan as in effect on the date of the Business Combination Agreement, (A) amend or modify in any respect, adopt, enter into, alter, waive any benefit or right under or terminate or rescind any employee benefit plan or any benefit or compensation plan, policy, program or contract that would be an employee benefit plan if in effect as of the date of the Business Combination Agreement, (B) increase or agree to increase the compensation, bonus or other material benefits payable, or pay or agree to pay any bonus (other than any bonus payable in respect of 2022 that is paid in the ordinary course of business consistent with past practice) to, any current or former director, officer, manager, employee or other individual service provider, other than, in each case, individual annual and merit-based raises in the salary or wages of any current employee of up to 50% of such employee’s salary or wages as of the date of the Business Combination Agreement, (C) take any action to accelerate any payment, right to payment or benefit, or the vesting or funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, officer, manager, employee or other individual service provider, (D) pay or agree to pay any severance or change in control pay or benefits, retention pay or benefits or any similar payments or benefits, or otherwise increase the severance or change in control pay or benefits, retention pay or benefits or any similar payments or benefits of any current or former executive, director, manager, officer, employee or other individual service provider, or (E) grant any equity or equity-based awards or interests to any current or former employee, officer, director or individual service provider, other than grants to current and new employees, officers, directors and service providers pursuant to the Allurion equity plans;

•

other than with respect to key employees of Allurion or its subsidiaries who receive annual compensation less than $300,000, (A) terminate the employment of any key employee of Allurion or its subsidiaries other than for cause (as determined by Allurion or its subsidiaries in their sole reasonable discretion) or (B) hire any key employees of Allurion or its subsidiaries whose employment is not terminable at will;

•

except as required by law, (A) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or (B) recognize or certify any labor union, labor organization, works council, or group of employees of Allurion or its subsidiaries as the bargaining representative for any employees of Allurion or its subsidiaries;

•	waive the restrictive covenant obligations of any current or former employee or independent contractor of Allurion or its subsidiaries;

•

make, change or revoke any material tax election or material tax accounting method, file any material tax return in a manner inconsistent with past practice, amend any material tax return, enter into any agreement with a governmental entity with respect to a material amount of taxes, settle or compromise any material tax liability or any claim or assessment by a governmental entity in respect of any material amount of taxes, surrender or allow to expire any right to claim a refund of a material amount of taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material tax attribute, claim or assessment or enter into any tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to taxes);

•

compromise, settle or satisfy any pending or threatened claim or compromise or settle any liability, whether by contract or otherwise, the performance of which would, at any time (A) involve the payment of more than $1,000,000 in the aggregate, (B) impose any material, non-monetary obligations on it (or Compute Health or any of its affiliates after the Closings), (C) require it to accept or concede material injunctive relief or (D) involve a governmental entity or alleged criminal wrongdoing;

•

authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

•

change Allurion’s accounting principles, policies, procedures, practices or methods in any material respect, or make any change which would materially affect the reported consolidated assets, liabilities or results of operations of Allurion and its subsidiaries, other than changes that are made in accordance with GAAP or PCAOB standards;

•

enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by the Business Combination Agreement and the Ancillary Documents;

•

enter into any contract or other arrangement that materially restricts its or its affiliates’ ability to engage or compete in any material line of business or enter into a new material line of business (other than contracts with distributors entered into in the ordinary course of business consistent with past practice);

•

make any capital expenditure that in the aggregate exceeds $1,000,000, other than any capital expenditure (or series of related capital expenditures) consistent with the capital expenditures budget set forth in the Allurion Disclosure Schedules;

•

voluntarily fail to maintain in full force and effect material insurance policies covering it and its affiliates and their respective properties, assets and businesses in a form and amount consistent with past practice;

•

enter into any transaction or amend in any material respect any existing contract with any related party excluding, to the extent permitted under the Business Combination Agreement, ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses;

•	make any change of control payment, other than those set forth in the Allurion Disclosure Schedules;

•

sell, assign, transfer, convey, abandon, lease, license, allow to lapse or expire, or otherwise dispose of, fail to take any action necessary to maintain, enforce or protect, or create or incur any lien (other than permitted liens) on, any intellectual property rights, except granting non-exclusive licenses pursuant to clinical trial agreements, supply agreements or distribution agreements in which clinical trials, supply services or distribution services are being performed for Allurion or any of its subsidiaries, in each case, that are entered into by Allurion or any of its subsidiaries in the ordinary course of business and where the grant of rights to use any intellectual property rights are incidental, and not material to, any performance under each such agreement; or

•	enter into any contract to take or cause to be taken, or otherwise become obligated to take or cause to be taken, any of the actions set forth in the bullets above.

Compute Health has agreed to a more limited set of restrictions on its business during the Interim Period. Specifically, Compute Health has agreed that during the Interim Period, except as expressly contemplated or permitted by the Business Combination Agreement or as required by law (including Pandemic Measures) and subject to certain other specified exceptions, it will not, without the written consent of Allurion (which may not be unreasonably withheld, conditioned or delayed):

•

seek an approval from the Compute Health Stockholders to amend, supplement, restate or modify the Trust Agreement, the Warrant Agreement or the governing documents of Compute Health, Merger Sub I, Merger Sub II or any of their subsidiaries, or otherwise adopt any such amendments, supplements, restatements or modifications thereto;

•

declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any issued and outstanding equity securities of Compute Health or any of its subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any issued and outstanding equity securities of Compute Health or any of its subsidiaries, as applicable, other than in connection with the redemption of Compute Health Class A Common Stock;

•	split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

•

incur, create, guarantee or assume (whether directly, contingently or otherwise) any indebtedness, except (A) for indebtedness for borrowed money in an amount not to exceed $1,000,000 in the aggregate and (B) in connection with Sponsor Loans;

•	make any loans or advances to, or capital contributions in, any other person, other than to, or in, Compute Health or any of its subsidiaries;

•

issue any equity securities of Compute Health or any of its subsidiaries or grant any options, warrants or stock appreciation rights with respect to equity securities of Compute Health or any of its subsidiaries;

•

enter into, renew, modify or revise any related party transaction (or any contract or agreement that if entered into prior to the execution and delivery of the Business Combination Agreement would be a related party transaction), other than the entry into any contract with a related party with respect to the incurrence of indebtedness permitted by the terms of the Business Combination Agreement;

•

engage in any activities or business, or incur any material liabilities, other than with respect to any activities, business or liabilities that are (A) activities, business or liabilities contemplated by, or liabilities incurred in connection with, or that are otherwise incidental or attendant to, the Business Combination Agreement or any Ancillary Document, the performance of any covenants or agreements thereunder or the consummation of the transactions contemplated thereby, or in accordance with or consented to by Allurion, (B) in connection with or incidental or related to its continuing corporate (or similar) existence or it being (or continuing to be) a public company listed on the NYSE, or (C) which are administrative or ministerial in nature and, in the case of this clause (C), which are not material;

•

authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving Compute Health or its subsidiaries;

•

enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

•

make, change or revoke any material tax election or material tax accounting method, file any material tax return in a manner inconsistent with past practice, amend any material tax return, enter into any agreement with a governmental entity with respect to a material amount of taxes, settle or compromise any claim or assessment by a governmental entity in respect of any material amount of taxes, surrender any right to claim a refund a material amount of taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material tax claim or assessment, or enter into any tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to taxes);

•	waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened proceeding);

•

make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices except changes that are made (A) in accordance with PCAOB standards, or (B) as required by any securities law or any order, directive, guideline, recommendation, statement, comment or guidance issued, passed, approved, published, promulgated or released by, the SEC, following reasonable prior consultation with Allurion;

•	create any new subsidiary (other than Merger Sub I and Merger Sub II); or

•	enter into any contract to take, or cause to be taken, any of the actions set forth in the bullets above.

Proxy Solicitation. Compute Health has agreed to use reasonable best efforts to, as promptly as practicable after the registration statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, (i) duly give notice of and (ii) in any case within 25 Business Days of such effectiveness, duly convene and hold the Special Meeting in accordance with the Compute Health Existing Organizational Documents. Compute Health has agreed, through the Compute Health Board, to recommend to the Compute Health Stockholders that they approve the Stockholder Proposals and shall include the Compute Health Board recommendation in this proxy statement/prospectus. Notwithstanding the foregoing, Compute Health may postpone or adjourn the Special Meeting (i) to solicit additional proxies to obtain the stockholder approvals of the Stockholder Proposals, (ii) for the absence of a quorum or (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures; provided that, without the consent of Allurion, unless required by law, (i) Compute Health may only adjourn the Special Meeting two times and (ii) in no event shall Compute Health adjourn the Special Meeting for more than 15 Business Days later than the most recently adjourned meeting or to a date that is beyond August 7, 2023.

Allurion Stockholder Approval. Allurion has agreed to, as promptly as reasonably practicable (and in any event within 48 hours) after the registration statement of which this proxy statement/prospectus forms a part becomes effective, obtain and deliver to Compute Health the Allurion Stockholder Approval by the Requisite Allurion Stockholders.

Allurion Exclusivity. From the date of the Business Combination Agreement to the Closings or, if earlier, the valid termination of the Business Combination Agreement in accordance with its terms, Allurion has agreed not to, and shall cause its representatives and affiliates not to, directly or indirectly:

•	initiate, solicit, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any Allurion Acquisition Proposal;

•

furnish or disclose any non-public information to any person (other than to the parties to the Business Combination Agreement and their respective affiliates and representatives), or otherwise afford access to the business, properties, assets or personnel of Allurion or any of its subsidiaries, in each case, in connection with, or that would reasonably be expected to lead to, an Allurion Acquisition Proposal;

•	enter into any contract or other arrangement or understanding regarding an Allurion Acquisition Proposal;

•	prepare or take any steps in connection with a public offering of any equity securities of Allurion (or any affiliate or successor of Allurion); or

•	otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Allurion has agreed to (i) promptly notify Compute Health upon receipt of any Allurion Acquisition Proposal, describing the terms and conditions of any such Allurion Acquisition Proposal in reasonable detail (including the identity of the person(s) making such Allurion Acquisition Proposal, unless Allurion is bound by any confidentiality obligation entered into prior to the date hereof prohibiting the disclosure of such identity), and (ii) keep Compute Health fully informed on a current basis of any modifications to such offer or information.

Compute Health Exclusivity. From the date of the Business Combination Agreement to the Closings or, if earlier, the valid termination of the Business Combination Agreement in accordance with its terms, Compute Health has agreed not to, and shall cause its representatives and affiliates not to, directly or indirectly:

•	solicit, initiate, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any Compute Health Acquisition Proposal;

•

furnish or disclose any non-public information to any person (other than to the parties to the Business Combination Agreement and their respective affiliates and representatives), or otherwise afford access to the business, properties, assets or personnel of any CPUH Party, in each case, in connection with, or that would reasonably be expected to lead to, a Compute Health Acquisition Proposal;

•	enter into any contract or other arrangement or understanding regarding a Compute Health Acquisition Proposal;

•	prepare or take any steps in connection with an offering of any securities of any CPUH Party (or any affiliate or successor of any CPUH Party); or

•	otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Compute Health has agreed to (i) notify Allurion promptly upon any CPUH Party obtaining any Compute Health Acquisition Proposal, and to describe the terms and conditions of any such Compute Health Acquisition Proposal in reasonable detail (including the identity of any person making such Compute Health Acquisition Proposal, unless any CPUH Party is bound by any confidentiality obligation entered into prior to the date hereof prohibiting the disclosure of such identity), and (ii) keep Allurion reasonably informed on a reasonably current basis of any modifications to such offer or information.

Joinders to Allurion Support Agreement. During the Interim Period, Allurion has agreed to use reasonable best efforts to obtain joinders to the Allurion Support Agreement from Allurion Stockholders who, together with the Initial Allurion Supporting Stockholders represent the Requisite Allurion Stockholders. As of the date of this proxy statement/prospectus, Allurion has provided Compute Health with joinders to the Allurion Support Agreement, together with the Initial Allurion Supporting Stockholders, constituting sufficient Allurion Shares to approve the Business Combination.

Compute Health Exchange Listing. During the Interim Period, Compute Health has agreed to ensure Compute Health remains listed as a public company on the NYSE. Additionally, each of Compute Health, Allurion and New Allurion has agreed to use reasonable best efforts to, as promptly as reasonably practicable after the date of the Business Combination Agreement, (i) cause the New Allurion Common Stock to be issued in connection with the transactions contemplated by the Business Combination Agreement to be approved for listing on the NYSE, as promptly as practicable following the issuance thereof, subject to official notice of issuance, on or prior to the Closing Date, (ii) satisfy any applicable initial and continuing listing requirements of the NYSE, and (iii) cause the name of New Allurion to be changed to “Allurion Technologies, Inc.” with the trading ticker “ALUR,” with effect from the Closing Date.

Indemnification and Directors’ and Officers’ Insurance.

Each party to the Business Combination Agreement has agreed that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of (ii) (a) each CPUH Party and (b) Allurion and its subsidiaries, respectively, as provided in the applicable governing documents in effect as of immediately prior to (A) with respect to the CPUH Parties, the CPUH Merger Effective Time and (B) with respect to Allurion, the Intermediate Merger Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the CPUH Merger Effective Time or the Intermediate Merger Effective Time, as applicable, shall survive the transactions contemplated by the Business Combination Agreement and shall continue in full force and effect from and after the CPUH Merger Effective Time or the Intermediate Merger Effective Time, as applicable, for a period of six years, and (ii) New Allurion will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six-year period.

Each party to the Business Combination Agreement has agreed that the advancement, indemnification and liability limitation or exculpation provisions of the governing documents of each of Compute Health and Allurion (and their respective subsidiaries) or in other applicable agreements in effect as of (i) with respect to the governing documents and other applicable agreements of Compute Health and its subsidiaries, the CPUH Merger Effective Time and (ii) with respect to the governing documents and other applicable agreements of Allurion and its subsidiaries, the Intermediate Merger Effective Time, shall not, during the six-year period described in the paragraph above, be amended, repealed or otherwise modified after the CPUH Merger Effective Time or Intermediate Merger Effective Time, as applicable, in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the CPUH Merger Effective Time or Intermediate Merger Effective Time, as applicable, or at any time prior to such time, were directors or officers of either of Compute Health or Allurion or any of their respective subsidiaries (the “D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the CPUH Merger Effective Time or Intermediate Merger Effective Time, as applicable, by reason of the fact that such D&O Person was a director or officer of either of Compute Health or Allurion or any of their respective subsidiaries prior to the CPUH Merger Effective Time or the Intermediate Merger Effective Time, as applicable, unless such amendment, repeal or other modification is required by applicable law.

At or prior to the CPUH Merger Effective Time, Compute Health or New Allurion shall purchase, at the expense of Compute Health, and maintain in effect for a period of six years after the CPUH Merger Effective Time, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those persons covered by any comparable insurance policies of Compute Health or its subsidiaries as of the date of the Business Combination Agreement with respect to any acts, errors or omissions occurring on or prior to the CPUH Merger Effective Time. Such “tail” policy or policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Compute Health’s directors’ and officers’ liability insurance policies as of the date of the Business Combination Agreement.

At or prior to the Intermediate Merger Effective Time, Allurion shall purchase, and maintain in effect for a period of six years after the Intermediate Merger Effective Time, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those persons covered by any comparable insurance policies of Allurion or its subsidiaries as of the date of the Business Combination Agreement with respect to any acts, errors or omissions occurring on or prior to the Intermediate Merger Effective Time. Such “tail” policy or policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under Allurion’s directors’ and officers’ liability insurance policies as of the date of the Business Combination Agreement.

Subscription Agreement Enforcement. Compute Health and New Allurion have agreed to (i) take all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements on the terms described therein and (ii) take all necessary, legally available steps to enforce against any PIPE Investor the terms of that PIPE Investor’s PIPE Subscription Agreement if the PIPE Investor is in material breach of its obligations thereunder, including any material breach caused by the PIPE Investor’s failure to fund its subscription amount at the time and in the amount required pursuant to its PIPE Subscription Agreement (such actions described in the preceding clauses (i) and (ii), the “Subscription Agreement Enforcement”); provided, however, that Compute Health will only be obligated to take an action in connection with the Subscription Agreement Enforcement to the extent that, prior to the taking of such action by Compute Health, Allurion has advanced to Compute Health any and all fees, expenses, commissions or other amounts required to be paid or incurred in connection with such action.

Incremental Financing. During the Interim Period, Allurion has agreed to use reasonable best efforts to obtain gross cash proceeds of at least $15 million of additional financing pursuant to one or more private sales by Allurion of Allurion Common Stock or any other equity securities of Allurion which shall, in accordance with their terms and without any action or consent of any holder thereof or any other person, automatically convert into shares of Allurion Common Stock immediately prior to the Intermediate Merger Effective Time, by no later than April 30, 2023. See the subsection entitled “The Business Combination Agreement — Related Agreements — 2023 Convertible Note Incremental Financing.”

Sponsor Loans. The Parties have agreed that at the time of the Intermediate Merger Closing, (i) $2,500,000 of the Sponsor Loans outstanding as of the Closing Date will be repaid at the Closings from funds available in the Trust Account or from proceeds of the PIPE Investment or Revenue Interest Financing (or, if not so paid, by New Allurion), (ii) in the event the there is a Sponsor Loan Excess, the Sponsor Loan Excess, up to an amount not to exceed the Sponsor Loan Equity Conversion Cap, outstanding as of the Closing Date will be converted into shares of New Allurion Common Stock, equivalent in value to the amount of such Sponsor Loan Excess (capped at the Sponsor Loan Equity Conversion Cap), at a price per share of New Allurion Common Stock of $7.04 and (iii) with respect to any Extinguishable Sponsor Loan Excess, such Extinguishable Sponsor Loan Excess will be fully extinguished and forgiven, and Compute Health and New Allurion will have no obligation to pay such excess amounts; provided that Allurion may, in its sole discretion, pursuant to an election made prior to the Closings, repay on the Closing Date some or all of the Sponsor Loan Excess, up to the Sponsor Loan Equity Conversion Cap, in cash.

New Allurion Directors and Officers. Allurion and New Allurion have agreed to take all such action within their power as may be necessary or appropriate such that immediately following the CPUH Merger Closing, the New Allurion Board shall consist of seven directors, a majority of whom shall be Independent Directors, to initially consist of:

•	One director and one Independent Director to be nominated by Shantanu Gaur;

•	One director and one Independent Director to be nominated by Remus Capital;

•	One director to be nominated by the Sponsor; and

•	Two Independent Directors to be nominated by New Allurion, one of which is to be designated by RTW in accordance with the Amended and Restated RTW Side Letter.

Allurion and New Allurion have agreed that, immediately after the CPUH Merger Closing, the officers of New Allurion shall initially consist of:

•	Shantanu Gaur, as Chief Executive Officer;

•	Chris Geberth, as Chief Financial Officer; and

•	Benoit Chardon, as Chief Commercial Officer.

Other Covenants and Agreements. The Business Combination Agreement contains other covenants and agreements, including covenants related to:

•

Allurion and Compute Health providing, subject to certain specified restrictions and conditions, to the other party and its representatives reasonable access to Allurion’s and Compute Health’s (as applicable) directors, officers, books and records;

•	Allurion and Compute Health cooperating on the preparation and efforts to make effective the registration statement of which this proxy statement/prospectus forms a part;

•	Compute Health making certain disbursements from the Trust Account;

•

Compute Health keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•	Allurion taking all actions necessary to cause certain related party agreements to be terminated;

•	the parties adopting resolutions to exempt the acquisition of New Allurion Common Stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•	cooperation between Allurion and Compute Health in obtaining any necessary third-party consents required to consummate the Business Combination;

•	agreement relating to the intended tax treatment of the transactions contemplated by the Business Combination Agreement; and

•	confidentiality and publicity relating to the Business Combination Agreement and the transactions contemplated thereby.

Representations and Warranties

The Business Combination Agreement contains representations and warranties made by Allurion to Compute Health relating to a number of matters, including the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	subsidiaries;

•	requisite corporate authority to enter into the Business Combination Agreement and to complete the contemplated transactions;

•

absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Business Combination Agreement or consummating the Business Combination;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	capitalization;

•	financial statements;

•	absence of undisclosed liabilities;

•	litigation;

•	compliance with applicable law;

•	intellectual property;

•	data privacy and security;

•	compliance with international trade and anti-corruption laws;

•	material contracts;

•	employee benefit plans

•	employee benefits matters;

•	labor and employment matters;

•	tax matters;

•	brokers;

•	real and personal property;

•	insurance;

•	properties;

•	environmental matters;

•	absence of a material adverse effect since July 1, 2022, and absence of certain other changes;

•	affiliate agreements;

•	permits;

•	information to be included in this proxy statement/prospectus;

•	regulatory compliance;

•	government contracts;

•	independent investigation;

•	Paycheck Protection Program and similar loans;

•	financing arrangements;

•	business activities; and

•	no additional representations and warranties and absence of outside reliance.

Certain of these representations and warranties are qualified as to “materiality” or “Allurion material adverse effect.” For purposes of the Business Combination Agreement, an “Allurion material adverse effect” means any effect that, individually or in the aggregate with any other effect, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory, clinical or otherwise) of Allurion and its subsidiaries, taken as a whole, or (b) the ability of Allurion or New Allurion to consummate the Mergers; provided, however, that in the case of clause (a), none of the following shall be taken into account in determining whether a Allurion Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable laws or GAAP after the date of the Business Combination Agreement, (v) any effect that is generally applicable to the industries or markets in which Allurion and its subsidiaries operate, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of Allurion and its subsidiaries with employees, customers, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.6(b) of the Business Combination Agreement to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement, or the condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by Allurion and its subsidiaries, taken as a whole, to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) the occurrence of, but not the unavailability of casualty and/or business interruption insurance proceeds relating to, any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether an Allurion Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such effect has a disproportionate adverse effect on Allurion and its subsidiaries, taken as a whole, relative to other participants operating in the same or similar industries or markets in which Allurion and its subsidiaries operate.

The Business Combination Agreement also contains representations and warranties made by Compute Health and the Merger Subs to Allurion relating to a number of matters, including the following:

•	organization, qualification to do business, good standing and power;

•	requisite authority to enter into the Business Combination Agreement and to complete the contemplated transactions;

•

absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Business Combination Agreement or consummate the Business Combination;

•	capitalization;

•	litigation;

•	compliance with applicable law;

•	activities of Merger Subs;

•	internal controls;

•	financial statements;

•	absence of undisclosed liabilities;

•	employee matters;

•	required governmental and regulatory consents necessary in connection with the Business Combination;

•	the Trust Account;

•	tax matters;

•	brokers;

•	proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

•	independent investigation;

•	information to be included in this proxy statement/prospectus;

•	affiliate agreements;

•	the PIPE Subscription Agreements; and

•	no additional representations and warranties and absence of outside reliance.

Certain of these representations and warranties are qualified as to “materiality” or “Compute Health material adverse effect.” For purposes of the Business Combination Agreement, a “Compute Health material adverse effect” means any effect that, individually or in the aggregate with any other effect, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory or otherwise) of the CPUH Parties, taken as a whole, or (b) the ability of Compute Health or either Merger Sub to consummate the Mergers; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Compute Health material adverse effect has occurred or would be reasonably expected to occur: any adverse effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable laws or GAAP after the date of the Business Combination Agreement, (v) any effect that is generally applicable to the industries or markets in which any CPUH Party operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of any CPUH Party with contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) of the Business Combination Agreement to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.3(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by any CPUH Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) the occurrence of, but not the unavailability of casualty and/or business interruption insurance proceeds relating to, any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any effect relating to Allurion or its subsidiaries or the Allurion Stockholders, (x) any Redemption Event, in and of itself or (xi) any breach of any covenants, agreements or obligations of an Investor under a PIPE Subscription Agreement (including any breach of an Investor’s obligations to fund its commitment thereunder when required) or the Non-Redemption Agreement; provided, however, that any effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Compute Health material adverse effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such effect has a disproportionate adverse effect on the CPUH Parties, taken as a whole, relative to other “SPACs” operating in the same or similar industries in which the CPUH Parties operate.

The representations and warranties in the Business Combination Agreement do not survive the Closings and, as described below under the subsection entitled “The Business Combination Agreement — Termination,” if the Business Combination Agreement is validly terminated, there will be no liability under the representations and warranties of the parties to the Business Combination Agreement, or otherwise under the Business Combination Agreement, except in the case of any Willful Breach of the Business Combination

Agreement by, or the Fraud of, a party to the Business Combination Agreement (each as defined in the Business Combination Agreement).

Conditions to the Closing of the Business Combination

Conditions to Each Party’s Obligations. The respective obligations of each of Allurion, each Merger Sub, New Allurion and Compute Health to consummate the Mergers are subject to the satisfaction of the following conditions:

•	the absence of any orders, laws or other legal restraints preventing the consummation of the Business Combination (including the Closings);

•	effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

•

the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by the requisite vote of (i) Compute Health Stockholders, including the requisite vote of the Company Class A Common Stock, voting as a separate class, and (ii) the Requisite Allurion Stockholders;

•	receipt of approval for listing on the NYSE of the shares of New Allurion Common Stock to be issued in connection with the Business Combination;

•

after giving effect to the transactions contemplated by the Business Combination Agreement (including the exercise of redemption rights and the PIPE Investment), Compute Health having net tangible assets of at least $5,000,001 immediately prior to the CPUH Merger Effective Time;

•

as of immediately prior to the Intermediate Merger Closing and after the CPUH Merger Closing, Net Closing Cash being greater than or equal to $70,000,000; provided that, if either Compute Health’s or Allurion’s expenses exceed the amount set forth on an agreed expenses schedule, the Net Closing Cash Condition can only be asserted by Allurion or Compute Health, respectively; and

•	the consummation of the Fortress Financing and the Revenue Interest Financing.

While the expiration or termination of the applicable waiting period under the HSR Act, is also a condition to the respective obligations of the parties to complete the Business Combination, legal counsel for each of Compute Health, Allurion, and New Allurion determined that the Business Combination will not require the parties to make filings under the HSR Act.

Conditions to Obligations of Compute Health and Merger Sub. The obligations of Compute Health and the Merger Subs to consummate the Mergers are also subject to the satisfaction, or waiver by Compute Health (on behalf of itself and the Merger Subs), of the following conditions:

•	the accuracy of the representations and warranties of each of Allurion and New Allurion as of the Closings;

•	the performance or compliance of each of Allurion’s and New Allurion’s covenants in all material respects as of or prior to the Intermediate Merger Closing

•	the absence of a Company Material Adverse Effect (as defined in the Business Combination Agreement);

•	the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby by Allurion, as the sole stockholder of New Allurion; and

•

receipt of a pay-off letter, in form and substance reasonably satisfactory to Compute Health, and related lien release documents, each in connection with the repayment and termination of all of Allurion’s indebtedness under the Runway Loan.

Conditions to Obligations of Allurion and New Allurion. The obligations of Allurion and New Allurion to consummate the Mergers are also subject to the satisfaction, or waiver by Allurion (on behalf of itself and New Allurion), of the following conditions:

•	the accuracy of the representations and warranties of Compute Health and each Merger Sub as of the Closings;

•	the performance or compliance of each of Compute Health’s and Merger Subs’ covenants in all material respects as of or prior to the Intermediate Merger Closing;

•	the absence of a CPUH Material Adverse Effect (as defined in the Business Combination Agreement); and

•

the approval and adoption of the Business Combination Agreement and the transactions contemplated thereby by the Company, as the (i) sole stockholder of Merger Sub I and (ii) sole member of Merger Sub II.

Termination

Mutual Termination Rights. The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned by Compute Health or Allurion:

•	by mutual written consent of Allurion and Compute Health;

•	if the Closings have not occurred by the Termination Date;

•	if an applicable governmental entity has enacted, issued, enforced or entered an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Business Combination;

•

if the Special Meeting has concluded (including any adjournment or postponement thereof) and the approval of the Business Combination by the requisite vote of the Compute Health Stockholders was not obtained; or

•	if Allurion has not consummated the transactions contemplated by the Incremental Financing on or prior to April 30, 2023.

Additional Compute Health Termination Rights. The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned by Compute Health:

•

if Allurion or New Allurion has breached any of its representations, warranties, agreements or covenants contained in the Business Combination Agreement and such failure or breach would render certain conditions precedent to the Closings incapable of being satisfied, subject to certain cure rights;

•

if approval of the Business Combination by the Requisite Allurion Stockholders has not been obtained within 48 hours following the date that the registration statement of which this proxy statement/prospectus forms a part becomes effective; or

•

if Allurion does not deliver, within 30 days of the execution of the Business Combination Agreement, joinders to the Allurion Support Agreement, together with the Initial Allurion Supporting Stockholders, constituting sufficient Allurion Shares to approve the Business Combination. As of the date of this proxy statement/prospectus, Allurion has provided Compute Health with joinders to the Allurion Support Agreement, together with the Initial Allurion Supporting Stockholders, constituting sufficient Allurion Shares to approve the Business Combination.

Additional Allurion Termination Rights. The Business Combination Agreement may be terminated and the transactions contemplated thereby abandoned by Allurion if Compute Health or either Merger Sub has breached any of its representations, warranties, agreements or covenants contained in the Business Combination Agreement and such failure or breach would render certain conditions precedent to the Closing incapable of being satisfied, subject to certain cure rights.

Effect of Termination

If the Business Combination Agreement is validly terminated, the Business Combination Agreement will become void without any liability on the part of any of the Parties or their respective representatives except in the case of any Willful Breach of the Business Combination Agreement by, or the Fraud of, a party thereto (each as defined in the Business Combination Agreement). However, the confidentiality, reimbursement of certain fees and expenses for Compute Health by Allurion and certain other technical provisions will continue in effect notwithstanding termination of the Business Combination Agreement.

Amendments

The Business Combination Agreement may be amended or modified (i) prior to the Closings, by a written agreement executed and delivered by Compute Health, each Merger Sub, New Allurion and Allurion and (ii) after the Closings, by a written agreement executed and delivered by New Allurion and the Sponsor.

Specific Performance

The Parties that they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Business Combination Agreement and to enforce specifically the terms and provisions thereof, in each case, without posting a bond or undertaking and without proof of damages, which rights are in addition to any other remedy to which they are entitled at law or in equity.

Stock Market Listing

Application will be made by Compute Health, Allurion, and New Allurion to have the shares of New Allurion Common Stock and the New Allurion Public Warrants to be issued in the Business Combination approved for listing on the NYSE, which is the principal trading market for existing shares of Compute Health Class A Common Stock. Upon consummation of the Business Combination, the Compute Health Class A Common Stock, Compute Health Public Warrants, and Compute Health Units will be delisted from the NYSE. It is a condition to both parties’ obligation to complete the Business Combination that such approval with respect to the shares of New Allurion Common Stock is obtained, subject to official notice of issuance and the requirement to have a sufficient number of round lot holders.

Fees and Expenses

Except with respect to lodgement and filing fees in connection with the registration statement of which this proxy statement/prospectus forms a part, which shall be borne by Compute Health, and certain other specified fees and expenses, all costs and expenses incurred in connection with the Business Combination Agreement will be paid by the party incurring such cost or expense in the event of a termination of the Business Combination Agreement. However, if the Business Combination Agreement is terminated due to Allurion’s failure to consummate the transactions contemplated by the Incremental Financing on or prior to April 30, 2023, Allurion will reimburse Compute Health for 50 percent of all fees and expenses incurred by Compute Health or any of its affiliates after the date of the Business Combination Agreement but prior to such termination. If the Closings occur, any fees and expenses that are unpaid at the Final Merger Closing shall be paid by New Allurion from the funds available in the Trust Account or from proceeds of the PIPE Investment, Revenue Interest Financing or the Fortress Incremental Amount (or, if not so paid, by the Surviving Subsidiary Company), in each case, by wire transfer of immediately available funds to one or more accounts designated by the applicable payee(s).

This summary and the copy of the (i) Existing Business Combination Agreement attached to this proxy statement/prospectus as Annex A and (ii) BCA Amendment attached to the proxy statement/prospectus as Annex A-1, are included solely to provide investors with information regarding the terms of the Business Combination Agreement. They are not intended to provide factual information about the parties to the Business Combination Agreement. The Business Combination Agreement contains representations, warranties, and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for the purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in negotiating the Business Combination Agreement. The Business Combination Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification.

Background of the Business Combination

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. This chronology does not purport to catalogue every conversation or correspondence among representatives of Compute Health and Allurion.

Compute Health is a blank check company incorporated under the laws of Delaware on October 7, 2020. Compute Health was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. The Business Combination is the result of an extensive search by Compute Health’s management team, including the Compute Health Board, leveraging their individual and collective networks and investing and operating experience. The terms of the Business Combination Agreement are the result of extensive discussions and negotiations between representatives of Compute Health and Allurion. The following provides a brief background of these discussions and negotiations, the Business Combination and related transactions.

On February 9, 2021, Compute Health consummated its IPO of 86,250,000 Compute Health Units, including the issuance of 11,250,000 Compute Health Units as a result of the underwriter’s full exercise of its over-allotment option, at a price of $10.00 per unit, generating gross proceeds of $862,500,000. Each Compute Health Unit consists of one share of Compute Health Class A Common Stock and one-quarter of one Compute Health Warrant. Each Compute Health Warrant entitles the holder thereof to purchase one share of Compute Health Class A Common Stock at a price of $11.50 per share. Simultaneously with the closing of the IPO, Compute Health consummated the sale of 12,833,333 Compute Health Private Warrants to the Sponsor at a price of $1.50 per Compute Health Private Warrant, generating gross proceeds of approximately $19,250,000. In connection with the IPO, Skadden acted as legal advisor to Compute Health and Marcum acted as the independent registered public accounting firm to Compute Health. Upon the closing of the IPO and the sale of the Compute Health Private Warrants, a total of $862,500,000 was placed in the Trust Account. Compute Health incurred approximately $17 million of underwriting fees and approximately $30 million of deferred underwriting fees in the IPO.

Following the completion of the IPO, Compute Health considered various potential target businesses with the objective of consummating its initial business combination. Representatives of Compute Health contacted, and were contacted by, various individuals and entities who presented ideas for business combination opportunities. Compute Health considered businesses that Compute Health’s management team believed had encouraging long-term growth potential, exceptional management teams, were well-positioned within their industry to disrupt large incumbent industries or create entirely new categories, had large market opportunities relative to current company size and would thrive from the substantial intellectual capital, operational experience and network of Compute Health’s management team.

As part of its consideration of various potential target businesses, the Compute Health management team began reaching out to founders and companies in the extended network of Compute Health. Before focusing on Allurion, Compute Health’s management team evaluated approximately 35 potential business combination targets and entered into non-disclosure agreements with six potential targets, based on Compute Health management’s assessment of the relative strengths of these targets’ management teams, businesses and marketability. Compute Health’s management team actively pursued certain of these potential targets, conducting preliminary due diligence on, having management meetings with, and negotiating preliminary terms of potential transactions with, such targets. Following such discussions, Compute Health entered into non-binding indications of interest with three potential business combination targets, including Allurion, as a result of successful preliminary negotiations with such targets (including as to potential valuation ranges for such targets). With respect to the two companies, other than Allurion, to which the Compute Health management team submitted non-binding indications of interest, (i) one company ultimately decided not to pursue a transaction with a special purpose acquisition company due to market conditions at the time and overall marketability and (ii) Compute Health ultimately decided not to pursue the other company due to an inability for the parties to align on valuation and transaction structure.

In October 2021, Jean Nehmé, co-chief executive officer of Compute Health, had a discussion with Krishna Gupta, a member of the Allurion Board, during which they discussed the possibility of Allurion as a potential target for Compute Health’s initial business combination and a possible avenue for taking Allurion public. Dr. Nehmé was aware of Allurion’s business, having previously been introduced, by a mutual friend, to Mr. Gupta in October 2020, in his capacity as founder and chief executive officer of Remus Capital. Dr. Nehmé and Mr. Gupta do not have a personal relationship, nor do they have a financial or business relationship beyond the potential business combination between Compute Health and Allurion.

On December 1, 2021, Mr. Gupta and Dr. Nehmé discussed a potential business combination with Allurion and Compute Health. The Compute Health management team discussed such suggestion and determined to invite Allurion to submit a proposal regarding a proposed business combination. Subsequently, Dr. Nehmé and Mr. Gupta introduced Shantanu Gaur, co-founder and chief executive officer of Allurion, to Omar Ishrak, chairman of the Compute Health Board, and Joshua Fink, co-chief executive officer of Compute Health.

On December 5, 2021, Compute Health entered into a non-disclosure agreement with Allurion (which did not include a standstill provision).

On December 28, 2021, Dr. Gaur discussed with certain members of Compute Health management –Dr. Ishrak and Dr. Nehmé – Allurion’s business and the potential business combination between Allurion and Compute Health. Following such discussions, Compute Health’s management team determined to further explore a potential business combination with Allurion.

In December 2021, Dr. Ishrak introduced Dr. Gaur to Dr. Richard Kuntz. Shortly thereafter, Dr. Ishrak reached out to the chief executive officer of Medtronic and diligence conversations between Medtronic and Allurion regarding Allurion continued through early January 2022.

On January 7, 2022, Compute Health submitted an initial non-binding letter of intent (“LOI”) to Allurion that included, subject to further due diligence, a pro forma enterprise value for Allurion based on 4.0x Allurion’s projected 2023 revenue. The initial non-binding LOI also contemplated a private placement of at least $20 million and a 45-day exclusive negotiation period applicable to Allurion. The initial non-binding LOI also provided that the Sponsor would enter into a support agreement, the Sponsor and certain stockholders of Allurion would enter into a registration rights agreement and a one-year lock-up would be imposed on shares issued to pre-transaction Allurion Stockholders holding 2% or more of Allurion, Allurion directors and Allurion officers, with the remaining stockholders subject to a 6-month lock-up period. The initial non-binding LOI also provided that, subject to compliance with listing requirements, the board of directors would be mutually agreed upon but the Sponsor would have the right to designate two members, with Dr. Ishrak to be designated the non-executive chairman of the combined company immediately following the closing of the proposed business combination.

On January 14, 2022, Allurion executed a non-binding letter of intent relating to a potential business combination with another special purpose acquisition company that included an exclusive negotiation period, which Allurion ultimately decided not to pursue, and discussions with Compute Health temporarily ceased.

On January 28, 2022, Allurion formally engaged Jefferies LLC (“Jefferies”) to serve as capital markets and financial advisor in connection with a potential merger or other business combination.

Following the expiration of the exclusive negotiation period contained in the January 14, 2022 non-binding letter of intent with another special purpose acquisition company, on March 18, 2022, Dr. Gaur and Dr. Ishrak reengaged discussions regarding a potential business combination between Allurion and Compute Health, including in light of the potential for a strategic partnership between Allurion and Medtronic (of which Dr. Ishrak was the former chairman) as part of a potential business combination between Allurion and Compute Health.

On March 30, 2022, representatives of Compute Health, Medtronic, and Allurion met to discuss Allurion’s FDA process and clinical trials.

In April 2022, Compute Health began working with Credit Suisse Securities (USA) LLC (“Credit Suisse”) as its financial advisor in connection with a potential business combination with Allurion.

On April 11, 2022, in light of Medtronic being an investor in Compute Health, Dr. Ishrak and a representative of Medtronic discussed potential collaboration opportunities between Medtronic and Allurion in connection with the potential business combination.

On May 3, 2022, representatives of Compute Health, Allurion (including Dr. Gaur and Mr. Gupta), Credit Suisse, and Jefferies held a meeting to discuss the terms and structure of a potential business combination transaction.

During the following days, representatives of Compute Health, Allurion, Credit Suisse, and Jefferies had additional conversations and e-mail exchanges regarding follow-up questions and requests from matters discussed on the May 3, 2022 call, including the 80% test analysis applicable to Compute Health, the potential recapitalization of the Sponsor’s Compute Health Class B Common Stock and Compute Health Private Warrants, and a potential earnout structure.

On May 7, 2022, representatives of Credit Suisse, on behalf of Compute Health, emailed to representatives of Allurion and Jefferies a revised draft of the non-binding LOI, which reflected a 60-day exclusive negotiation period applicable to Allurion, a pro forma enterprise value for Allurion based on 4.28x Allurion’s projected 2023 revenue, an additional 6.417 million shares subject to warrants issuable to Allurion’s equity holders, an earn-out of up to an additional 25.1 million shares based on volume-weighted average price targets ranging from $12.50 to $50 per share over a seven year period from closing, a $50 million PIPE financing, recapitalization of certain Compute Health Private Warrants and shares of Compute Health Class B Common Stock held by the Sponsor and vesting conditions for other shares of Compute Health Class B Common Stock held by the Sponsor.

On May 8, 2022, representatives of Jefferies, on behalf of Allurion, emailed representatives of Compute Health and Credit Suisse a revised draft of the non-binding LOI, which reflected a mutual 45-day exclusive negotiation period, recapitalization of additional Compute Health Private Warrants and shares of Compute Health Class B Common Stock held by the Sponsor, the requirement of non-redemption agreements and PIPE commitments meeting the $250 minimum cash condition being delivered at signing, a one-year lock-up for the Sponsor and PIPE Investors, and a $250 million minimum cash condition. The revised non-binding LOI also provided that, subject to compliance with listing requirements, the parties would agree on the size of the board of directors, with Dr. Ishrak to be designated the non-executive chairman of the combined company immediately following the consummation of the proposed business combination and with one director jointly designated by Allurion and Compute Health, and the remainder of the board of directors designated by Allurion.

On May 10, 2022, representatives of Credit Suisse, on behalf of Compute Health, emailed to representatives of Allurion and Jefferies a revised draft of the non-binding LOI, which reflected a mutual 60-day exclusive negotiation period, removal of the condition relating to non-redemption agreements, a decrease in the minimum cash closing condition to $200 million, and that one director would be designated by Compute Health.

On May 11, 2022, the Compute Health Board held a meeting to discuss the potential business combination with Allurion. At the meeting, management of Compute Health provided the Compute Health Board with an update on discussions with the Allurion management team regarding a potential business combination opportunity, including the Compute Health management team’s rationale for the proposed business combination. Management of Compute Health also presented to the Compute Health Board the revised draft of the non-binding LOI, to be executed between Allurion and Compute Health, regarding a proposed business combination, which included the terms reflected in the May 10, 2022 draft non-binding LOI described above. The Compute Health Board unanimously determined to enter into such non-binding LOI.

On May 11, 2022, Compute Health and Allurion executed the non-binding LOI, which included the terms reflected in the May 10, 2022 draft non-binding LOI described above.

On May 13, 2022, representatives of Compute Health, Allurion (including Dr. Gaur, Mr. Gupta and Christopher Geberth, chief financial officer of Allurion), Credit Suisse, Jefferies, Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Compute Health (“Skadden”), Goodwin Procter LLP, counsel to Allurion (“Goodwin”), and Davis Polk & Wardwell LLP, counsel to Credit Suisse (“Davis Polk”) held a meeting to discuss the terms of the proposed business combination, timeline, work streams, due diligence activities and next steps.

On May 18, 2022, representatives of Compute Health, Skadden, Credit Suisse and Davis Polk were provided with access to a virtual data room of Allurion and began conducting due diligence review of certain of the materials contained therein, including corporate, commercial, intellectual property, regulatory, and legal materials.

On May 18, 2022, representatives of Skadden, Goodwin and Davis Polk held a meeting to discuss due diligence work streams and related matters.

On May 20, 2022, representatives of Skadden, Goodwin, Credit Suisse, and Jefferies held a meeting to discuss transaction structure.

On May 23, 2022, a draft of Allurion’s investor presentation to be used in connection with the PIPE Investment was shared with Compute Health, Credit Suisse, Jefferies, Skadden, Goodwin, and Davis Polk. During the following five to six weeks, representatives of each of Allurion, Credit Suisse, Jefferies, Skadden, Goodwin, and Davis Polk exchanged multiple drafts of the investor presentation, including diligence items in relation thereto and support for statements contained therein.

From late May until early September 2022, Compute Health, Allurion, Credit Suisse, and Jefferies held meetings with potential PIPE Investors and stockholders of Compute Health, exchanged e-mails regarding the proposed terms of the PIPE Investment and proposed business combination, and received feedback from such parties.

On June 16, 2022, Dr. Ishrak and Dr. Gaur discussed with a former healthcare professional Allurion’s positioning in the US market and related FDA approval matters.

On July 7, 2022, Gwen Watanabe, an independent member of the Compute Health Board, and representatives of Allurion had an in-person meeting to discuss the proposed business combination.

On July 11, 2022, Allurion and Compute Health executed an amendment to the LOI to extend the exclusivity period to ninety days from the date the LOI was originally signed.

On July 15, 2022, Ms. Watanabe and representatives of Allurion had an in-person meeting to discuss the proposed business combination.

On August 11, 2022, the Compute Health Board held a regularly-scheduled meeting. At the meeting, management of Compute Health provided the Compute Health Board with an update on the proposed business combination.

On August 26, 2022, Compute Health formally engaged Credit Suisse to serve as financial advisor, equity capital markets advisor and placement agent in connection with the proposed business combination with Allurion, including the PIPE Investment.

In early September 2022, Dr. Gaur prepared a revised investor presentation reflecting the updated transaction terms described above and e-mailed the presentation to representatives of Compute Health, Credit Suisse, Jefferies, Skadden, Goodwin, and Davis Polk.

Beginning on September 2, 2022, representatives of Credit Suisse began contacting a limited number of potential PIPE Investors (and Compute Health and Allurion began contacting a limited number of certain other potential PIPE Investors), each of whom agreed to maintain the confidentiality of the information received pursuant to customary over-the-wall procedures, to discuss Allurion, the proposed business combination and the PIPE Investment and to determine such investors’ potential interest in participating in the PIPE Investment.

Beginning on September 2, 2022 and through the weeks leading through November 28, 2022, representatives of Compute Health, Allurion, Credit Suisse, and Jefferies participated in various virtual meetings with prospective participants in the PIPE Investment. During this period, after a draft form of the PIPE Subscription Agreement had been provided to the prospective PIPE Investors, the terms of the form of PIPE Subscription Agreements, including with respect to certain conditions to closing, the purchase price of $7.04 per share in the PIPE Investment, and the registration rights set forth in therein, among other terms and conditions, were further negotiated between the representatives of Skadden, Goodwin, Davis Polk, and Credit Suisse, on behalf of their respective clients, and on behalf of the PIPE Investors by their respective advisors, and multiple drafts of the PIPE Subscription Agreements were exchanged prior to the execution of the agreed forms of the PIPE Subscription Agreements by the parties thereto on February 9, 2023. See the subsection entitled “The Business Combination Agreement — Related Agreements — PIPE Subscription Agreements” for additional information.

During late 2022 and early 2023, the parties were presented with a number of challenges to securing financing commitments for the proposed business combination. General market conditions, such as (i) the dramatic slowdown in initial public offering activity, including initial public offerings via deSPAC transactions, (ii) uncertainty and volatility in economic markets, (iii) a large number of companies seeking PIPE investments coupled with a scarcity of investors willing to invest in PIPE transactions, and (iv) downward pressure on the share price for deSPAC companies were key challenges that resulted in limited financing opportunities for companies such as Allurion. In light of these challenges, during the months of September through January, representatives of Compute Health and Allurion continued to discuss among themselves, as well as with potential PIPE Investors, terms of the potential PIPE Investment and proposed business combination. These discussions focused on the Net Closing Cash Condition, the number of shares of Compute Health Class B Common Stock and Compute Health Private Warrants held by the Sponsor to be recapitalized by the Sponsor, the number of shares to be issued to Allurion equityholders as consideration in the proposed business combination, the potential for secondary proceeds to be provided to Allurion directors and officers, the terms of a potential earnout to Allurion’s equityholders, and the deemed pro forma enterprise value of Allurion. On September 20, 2022, Dr. Gaur held initial discussions with RTW regarding RTW providing potential financing for the proposed business combination. On September 23, 2022, representatives of Allurion further discussed with RTW regarding RTW’s potential involvement in the PIPE Investment and the Revenue Interest Financing.

Based on potential PIPE Investor feedback and RTW’s proposal to lead the PIPE Investment, on September 23, 2022, Compute Health and Allurion agreed to revised terms of the proposed business combination and PIPE Investment, including a pro forma enterprise value based on 5.0x Allurion’s projected 2023 revenue, an earnout of nine million shares with half payable at $12.50 and the other half payable at $15 per share, the recapitalization of additional Compute Health Class B Common Stock held by the Sponsor and the PIPE Investment priced at $7.04 per share. With these revised terms for the business combination and PIPE Investment, Allurion and Compute Health reached out to potential participants in the PIPE Investment.

Also on September 23, 2022, the Compute Health Board held a meeting, with representatives of Skadden in attendance. Representatives of Skadden discussed with the Compute Health Board the upcoming expiration date of Compute Health pursuant to the then-current Compute Health Certificate of Incorporation, the potential for Compute Health to extend such expiration date and certain tax, legal and business considerations with respect to such potential extension. The Compute Health Board unanimously determined to (1) seek an extension of the date by which Compute Health must either (i) consummate an initial business combination or (ii) (A) cease all operations except for the purpose of winding up if Compute Health fails to complete such initial business combination and (B) redeem all of the shares of Compute Health Class A Common Stock sold in the IPO, from February 9, 2023 to August 9, 2023 (the “Extension”) and (2) eliminate from the then-current Compute Health Certificate of Incorporation the limitation that Compute Health may not redeem public shares to the extent that such redemption would result in Compute Health having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001 (the “Redemption Limitation”) in order to allow Compute Health to redeem public shares irrespective of whether such redemption would exceed the Redemption Limitation (the “Redemption Limitation Amendment”).

On October 6, 2022, Ms. Watanabe, with Allurion’s and Compute Health’s consent, had a discussion with Fortress, during which Fortress and Compute Health discussed the possibility of Fortress providing financing in connection with the proposed business combination with Allurion.

On October 6, 2022, Allurion and Medtronic executed a non-binding memorandum of understanding regarding a potential collaboration agreement (the “MOU”). Following the execution of the MOU, Allurion and Medtronic discussed the terms of the MOU and a draft of the collaboration agreement.

On October 10, 2022, representatives of RTW proposed terms for a potential revenue interest financing to representatives of Allurion, and on October 12, 2022, representatives of Compute Health and Allurion discussed these terms.

On October 21, 2022, Allurion and Compute Health executed an amendment to the LOI to extend the exclusivity period thereunder until December 19, 2022.

By early November, following further feedback from potential PIPE Investors and in light of the proposed revenue interest financing from RTW, representatives of Allurion and Compute Health focused on a proposed business combination reflecting, among others, the following terms: $25 million in revenue interest financing from RTW, $125 million in cash to be included on the balance sheet of the combined company, the Sponsor surrendering 85% of its Compute Health Class B Common Stock and all of its Compute Health Private Warrants, no secondary proceeds being payable to Allurion directors or officers, an earnout of nine million shares with half payable at $15.00 and the other half payable at $20.00 per share, and a pro forma enterprise value for Allurion based on 5.0x Allurion’s projected 2023 revenue.

On November 8, 2022, representatives of Goodwin, at the request of Allurion, e-mailed to representatives of Skadden an initial draft of the Business Combination Agreement. Certain matters, including with respect to mechanics relating to the treatment of certain of Allurion’s outstanding securities (such as the Allurion Warrants, Allurion Convertible Notes and Allurion Options), restrictions on the conduct of Allurion’s business between signing and closing, obligations of the parties with respect to delivery of required approvals and preparation and submission of required filings, the composition of the board of directors, certain conditions to closing and termination rights of the parties, and certain other terms and conditions, the details of which were not fully addressed in the LOI, required additional negotiation by the parties.

On November 11, 2022, representatives of Compute Health, Allurion, Credit Suisse, Jefferies, Skadden, Goodwin, and Davis Polk held a meeting to discuss the timeline of the proposed business combination, key work streams and responsibilities.

On November 12, 2022, representatives of Skadden, at the request of Compute Health, e-mailed to representatives of Goodwin an initial form of PIPE Subscription Agreement to be entered into by all PIPE Investors, pursuant to which it was proposed that the PIPE Investors would agree to purchase shares of Compute Health Class A Common Stock, and each such purchase would be consummated substantially concurrently with the consummation of the proposed business combination, subject to the terms and conditions set forth therein. From November 12, 2022 to February 4, 2023, and in connection with discussions between the parties and the PIPE Investors, the parties exchanged multiple additional drafts of the PIPE Subscription Agreement and discussed each iteration of the PIPE Subscription Agreement with their respective representatives and advisors.

As the underwriter for the IPO was not performing any services in connection with the Business Combination, Compute Health requested that the IPO underwriter waive any entitlement to payment of a deferred underwriting fee in connection with the consummation of the Business Combination, and on November 15, 2022, the IPO underwriter waived any entitlement to any such deferred underwriting fees. No consideration was exchanged for such waiver.

Also on November 15, 2022, representatives of Compute Health, Skadden, Credit Suisse, and Davis Polk were provided with access to an updated virtual data room of Allurion and began conducting due diligence review of certain of the materials contained therein, including corporate, intellectual property, commercial, regulatory, and legal materials.

On November 17, 2022, representatives of Skadden, at the request of Compute Health, sent an issues list to Goodwin summarizing issues in the draft Business Combination Agreement received by Skadden from Goodwin, including regarding the Sponsor Recapitalization, the Net Closing Cash Condition, the terms of the Revenue Interest Financing Agreement, lock-up restrictions to be appliable to certain shares of the combined company, treatment of transaction expenses, and the duration of the Earnout Period. On November 18, 2022, representatives of Skadden, on behalf of Compute Health, and representatives of Goodwin, on behalf of Allurion, discussed such issues.

On November 19, 2022, representatives of Skadden, at the request of Compute Health, e-mailed to representatives of Goodwin a revised draft of the Business Combination Agreement that included certain changes, including regarding the Sponsor Recapitalization, the Net Closing Cash Condition, the terms of the Revenue Interest Financing Agreement, lock-up restrictions to be appliable to certain shares of the combined company, treatment of transaction expenses, and the duration of the Earnout Period.

From November 20, 2022 to November 27, 2022, representatives of Goodwin discussed the latest draft of the Business Combination Agreement with representatives of Allurion and Jefferies. On November 27, 2022, representatives of Goodwin, at the request of Allurion, e-mailed to representatives of Skadden a revised draft of the Business Combination Agreement that included certain changes, including regarding the Sponsor Recapitalization, the Net Closing Cash Condition, the terms of the Revenue Interest Financing Agreement, lock-up restrictions to be appliable to certain shares of the combined company, treatment of transaction expenses, and the duration of the Earnout Period.

On November 24, 2022, Allurion entered into a Non-Binding Term Sheet with RTW for $40 million in revenue interest financing (the “RTW Term Sheet”), requiring minimum payment of 220% by December 31,

2030, and which provided for a payment cap of 250% of the investment amount, payable upon certain events of default and the occurrence of a change of control.

On November 28, 2022, the Compute Health Board held a meeting, with a representative of Skadden present, at which Compute Health management provided an update on the proposed Allurion transaction.

On December 1, 2022, representatives of Goodwin, at the request of Allurion, e-mailed to representatives of Skadden a revised draft of the Business Combination Agreement that included certain incremental changes to Goodwin’s November 27, 2022 draft, including regarding the Net Closing Cash Condition and treatment of the Sponsor Loans and transaction expenses.

On December 2, 2022, representatives of Skadden, at the request of Compute Health, e-mailed to representatives of Goodwin a revised draft of the Business Combination Agreement that included certain changes, including regarding the Sponsor Recapitalization, the Net Closing Cash Condition, the terms of the Revenue Interest Financing Agreement, lock-up restrictions to be appliable to certain shares of New Allurion Common Stock, treatment of Sponsor Loans and transaction expenses, and the duration of the Earnout Period.

On December 2, 2022, Compute Health held a special meeting of its stockholders regarding the Extension, at which Compute Health Stockholders approved the Extension and the Redemption Limitation Amendment.

On December 5, 2022, Compute Health filed a Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware in connection with the Extension, which (a) extended the date by which Compute Health must either (i) consummate an initial business combination or (ii) (A) cease all operations except for the purpose of winding up if Compute Health fails to complete such initial business combination and (B) redeem all of the shares of Compute Health Class A Common Stock sold in the IPO, from February 9, 2023 to August 9, 2023 and (b) eliminated from the then-current Compute Health Certificate of Incorporation the Redemption Limitation in order to allow Compute Health to redeem public shares irrespective of whether such redemption would exceed the Redemption Limitation (collectively, the “Charter Amendment”). In connection with the Charter Amendment, 77,026,806 shares of Compute Health Class A Common Stock were redeemed, resulting in the distribution of approximately $776.5 million from the Trust Account to the redeeming stockholders. Following such redemptions, approximately $93 million remained in the Trust Account and 9,223,194 shares of Compute Health Class A Common Stock remain issued and outstanding.

On December 7, 2022, representatives of Goodwin, at the request of Allurion, e-mailed to representatives of Skadden initial drafts of the Investor Rights Agreement and Allurion Support Agreement. The Investor Rights Agreement provided that, among other things, Compute Health would agree to register for resale certain equity securities of the combined company that will be held by the parties thereto and the combined company agreed to nominate directors designated by Dr. Gaur, Remus Capital, and the Sponsor. The Allurion Support Agreement provided that, among other things, the Allurion equityholders party thereto would agree to execute and deliver a written consent with respect to the outstanding shares of Allurion capital stock held by them, adopting the Business Combination Agreement and related agreements and approving the proposed business combination pursuant to the terms and subject to the conditions set forth therein. The terms of the Investor Rights Agreement and Allurion Support Agreement were negotiated over the course of the following months. During this time and in connection with these negotiations, multiple drafts of the Investor Rights Agreement and Allurion Support Agreement were exchanged prior to the execution of the Business Combination Agreement on February 9, 2023, to which the agreed form of Investor Rights Agreement and the executed Allurion Support Agreement were attached as exhibits. See the subsections entitled “The Business Combination Agreement – Related Agreements – Investor Rights Agreement” and “The Business Combination Agreement – Related Agreements – Allurion Support Agreement” for additional information.

On December 10, 2022, counsel for RTW, at the request of RTW, e-mailed to representatives of Goodwin an initial draft of the Revenue Interest Financing Agreement that reflected the terms in the RTW Term Sheet. The terms of the Revenue Interest Financing Agreement were negotiated over the course of the following months and the Revenue Interest Financing Agreement was ultimately modified from the RTW Term Sheet to provide for a minimum payment by December 31, 2030 of 240% of the initial investment, and for a hard cap of 260% of the initial investment. During this time and in connection with these negotiations, multiple drafts of the Revenue Interest Financing Agreement were exchanged prior to the execution of the Business Combination Agreement on February 9, 2023. See the subsection entitled “The Business Combination Agreement – Related Agreements – Revenue Interest Financing” for additional information.

On December 11, 2022, representatives of Goodwin, at the request of Allurion, e-mailed to representatives of Skadden a revised draft of the Business Combination Agreement that included certain changes, including regarding the Sponsor Recapitalization, the Net Closing Cash Condition, the terms of the Revenue Interest Financing Agreement, lock-up restrictions to be appliable to certain shares of New Allurion Common Stock, treatment of Sponsor Loans and transaction expenses, and the duration of the Earnout Period, and to reflect the mechanics of the Final Merger.

On December 12, 2022, Allurion entered into a proposal letter with Fortress (the “Fortress Proposal”), with non-binding proposed terms and conditions providing for a $60 million first lien senior secured term loan facility, with a 5-year term.

On December 22, 2022, counsel for RTW, at the request of RTW, e-mailed to representatives of Goodwin an initial draft of the Existing RTW Side Letter that reflected the terms in the RTW Term Sheet. The terms of the Existing RTW Side Letter were negotiated over the course of the following weeks. During this time and in connection with these negotiations, multiple drafts of the Existing RTW Side Letter were exchanged prior to the execution of the Business Combination Agreement on February 9, 2023. See the subsection entitled “The Business Combination Agreement – Related Agreements – Amended and Restated RTW Side Letter” for additional information.

On December 26, 2022, representatives of Skadden, at the request of Compute Health, e-mailed to representatives of Goodwin an initial draft of the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor would agree to vote in favor of the Business Combination Agreement, the proposed business combination and the other transactions contemplated thereby, waive its redemption rights in connection with the consummation of the business combination with respect to any Compute Health Common Stock held by the Sponsor and effect the Sponsor Recapitalization. The terms of the Sponsor Support Agreement were negotiated over the course of the following weeks including the addition of the Additional Class B Holders as parties to the Sponsor Support Agreement and revised terms of the CPUH Recapitalization. During this time and in connection with these negotiations, multiple drafts of the Sponsor Support Agreement were exchanged prior to the execution of the Business Combination Agreement on February 9, 2023, to which the executed Sponsor Support Agreement was attached as an exhibit. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement” for additional information.

On December 28, 2022, Compute Health formally engaged Lincoln to serve as a financial advisor in connection with, and to provide a fairness opinion with respect to, the proposed business combination with Allurion.

On December 30, 2022, counsel for Fortress, at the request of Fortress, e-mailed to representatives of Goodwin an initial draft of the Bridging Agreement that reflected the terms in the Fortress Proposal. The terms of the Bridging Agreement and exhibits thereto were negotiated over the course of the following weeks. During this time and in connection with these negotiations, multiple drafts of the Bridging Agreement and exhibits thereto were exchanged prior to the execution of the Business Combination Agreement on February 9, 2023. See the subsection entitled “The Business Combination Agreement – Related Agreements – Term Loan Facility” for additional information.

Throughout early and mid-January 2023, representatives of Goodwin and Skadden exchanged additional drafts of the Business Combination Agreement.

On January 4, 2023, representatives of Compute Health, Allurion, RTW, Credit Suisse, and Jefferies held meetings and exchanged e-mails to discuss the most recent financial projections of Allurion and a decrease to the valuation of Allurion for the proposed business combination to 5.0x its lowered projected revenue for 2023.

On January 8, 2023, the Compute Health Board held a meeting, with representatives of Skadden and representatives of Credit Suisse in attendance, to discuss the proposed Allurion transaction.

On January 18, 2023, the independent directors of the Compute Health Board held a meeting, with representatives of Skadden in attendance, to discuss the proposed Allurion transaction.

In mid-January 2023, in order to allow the Public Stockholders to participate in the proposed business combination at the same $7.04 per share price offered to PIPE Investors, Allurion and Compute Health determined to revise the transaction structure such that, immediately prior to the proposed business combination and in connection with the CPUH Merger, each share of Compute Health Class A Common Stock not redeemed in connection with the proposed business combination would be cancelled and exchanged for 1.420455 shares of the combined company. On January 21, 2023, representatives of Skadden, at the request of Compute Health, e-mailed to representatives of Goodwin a revised draft of the Business Combination Agreement that reflected, among other things, the revised structure.

On January 25, 2023, representatives of Allurion and Compute Health discussed the proposed final structure of the proposed business combination, including the following: $40 million in revenue interest financing from RTW, a non-redemption agreement with Medtronic, a $70 million Net Closing Cash Condition, a pro forma enterprise value for Allurion based on 5.0x Allurion’s projected 2023 revenue, and a recapitalization of the Sponsor’s Compute Health Private Warrants and Compute Health Class B Common Stock such that the Sponsor would hold, following the proposed business combination, a maximum of 16% of its current equityholdings in the combined company. See the subsection entitled “The Business Combination Agreement — Certain Projected Financial Information” for additional information on Allurion’s projections.

On January 29, 2023, Dr. Osama Alswailem, an independent member of the Compute Health Board, notified the Compute Health Board of his resignation as a member of the Compute Health Board, effective as of January 29, 2023. To cause Compute Health to satisfy the NYSE requirement that it have a majority of independent directors, on January 31, 2023, Dr. Nehmé notified the Compute Health Board of his resignation as a member of the Compute Health Board, effective as of January 31, 2023.

On January 30 and 31, 2023, the independent directors of the Compute Health Board held a meeting, with representatives of Skadden and representatives of Credit Suisse in attendance. At the meetings, representatives of Credit Suisse reviewed the proposed business combination with Allurion in detail.

Throughout late January and early February, the parties and their respective advisors, including Skadden, Goodwin, Davis Polk, Jefferies, and Credit Suisse, attended videoconference calls to discuss the status of negotiations regarding the Business Combination and related timeline to execution of the Business Combination Agreement.

On February 1, 2023, the Compute Health Board held a meeting, with representatives of Skadden, representatives of Lincoln, representatives of Credit Suisse and certain representatives of Compute Health’s management team in attendance. At the request of the Compute Health Board, representatives of Skadden provided an overview of the Business Combination Agreement, the Business Combination, the related ancillary agreements and the Compute Health Board’s fiduciary duties. The Compute Health Board also received a report from Lincoln on the fairness analysis conducted by Lincoln regarding the consideration to be paid by New Allurion to the CPUH Unaffiliated Shareholders.

From February 2 to February 8, 2023, representatives of Goodwin and Skadden exchanged additional drafts of the Business Combination Agreement.

On February 4, 2023, the final version of the investor presentation that had been prepared to be used in connection with the PIPE Investment was uploaded to the virtual data room for prospective PIPE Investors.

On February 5, 2023, all of the independent directors of the Compute Health Board held a meeting, with representatives of Skadden and Credit Suisse in attendance. At the request of the independent directors of the Compute Health Board, representatives of Skadden and Credit Suisse provided an update on, and discussed, various aspects of the proposed business combination with Allurion.

On February 5, 2023, all of the directors of the Allurion Board held a meeting, with representatives of Goodwin in attendance. At the request of the Allurion Board, representatives of Goodwin updated the Allurion Board regarding the status of the proposed Business Combination. Following the update, all of the directors discussed and reviewed the proposed Business Combination. Following additional discussion on these and related matters, the Business Combination Agreement, the forms of PIPE Subscription Agreements, the Revenue Interest Financing Agreement, the Existing RTW Side Letter, the Sponsor Support Agreement, the Bridging Agreement, the Allurion Support Agreement, the Non-Redemption Agreement, the form of Investor Rights Agreement, and certain other related ancillary agreements, and the transactions contemplated thereby, were approved by all of the members of Allurion Board and all such members of the Allurion Board also determined, among other things, that the Business Combination Agreement, the Ancillary Documents and the Business Combination, including the Mergers, are fair to, advisable and in the best interest of, Allurion and its stockholders, and recommended that its stockholders adopt and approve the Business Combination Agreement and the Ancillary Documents.

On February 8 and overnight into February 9, 2023, the parties finalized the transaction documents (or forms thereof) with respect to the proposed business combination based on the terms agreed upon by the parties, including the Sponsor Support Agreement, the Allurion Support Agreement, the PIPE Subscription Agreements with each of the PIPE Investors, the Non-Redemption Agreement, the Existing RTW Side Letter, the Revenue Interest Financing Agreement, the Bridging Agreement, the form of Investor Rights Agreement, and the Business Combination Agreement and the exhibits thereto.

On February 9, 2023, the Compute Health Board held a meeting, with representatives of Skadden, representatives of Lincoln, representatives of Credit Suisse, and certain representatives of Compute Health’s management team in attendance. At the request of the Compute Health Board, representatives of Skadden and Credit Suisse updated the Compute Health Board regarding the status of the proposed Business Combination, and the Compute Health Board received a report from Lincoln on the findings of the fairness opinion prepared by Lincoln, which concluded that the consideration to be paid by New Allurion in the Business Combination pursuant to the Business Combination Agreement is fair, from a financial point of view, to the CPUH Unaffiliated Shareholders. Following the update, all of the independent directors of the Compute Health Board held a separate session and discussed and reviewed the proposed business combination. Immediately thereafter, all of the non-independent members of the Compute Health Board re-joined the meeting and all of the directors further discussed and reviewed the proposed business combination. See the subsection entitled “The Business Combination Agreement — Compute Health Board’s Reasons for Approval of the Business Combination” for additional information related to the factors considered by the Compute Health Board in approving the Business Combination. Following additional discussion on these and related matters, the Business Combination Agreement, the forms of PIPE Subscription Agreements, the Existing RTW Side Letter, the Sponsor Support Agreement, the Allurion Support Agreement, the Non-Redemption Agreement, the form of Investor Rights Agreement, and certain other related ancillary agreements, and the transactions contemplated thereby, were approved by all of the members of the Compute Health Board and all such members of the Compute Health Board also determined, among other things (including the other proposals described in this proxy statement/prospectus), that the Business Combination Proposals are fair to, advisable and in the best interests of Compute

Health and its stockholders and warrant holders and recommended that its stockholders and warrantholders vote “FOR” the Stockholder Proposals and Warrant Holder Proposals, respectively.

Additionally, on February 9, 2023, the Compute Health Board approved, by action by unanimous written consent, and Compute Health and the Sponsor entered into, a loan note instrument pursuant to which the Sponsor, in its sole and absolute discretion, may loan to Compute Health up to $4,750,000 for (i) costs reasonably related to Compute Health’s consummation of an initial business combination and (ii) deposits into the Trust Account in connection with the Extension (the “Loan Note”).

On February 9, 2023, Compute Health, Allurion, New Allurion, and the Merger Subs executed the Existing Business Combination Agreement. Concurrent with the execution of the Existing Business Combination Agreement, (a) Compute Health and the Merger Subs also entered into the Sponsor Support Agreement, the Allurion Support Agreement, the PIPE Subscription Agreements, the Non-Redemption Agreement, the Existing RTW Side Letter, and the Loan Note, as applicable, in each case, with the applicable other parties thereto and (b) Allurion or New Allurion, as applicable, also entered into the Sponsor Support Agreement, the Allurion Support Agreement, the PIPE Subscription Agreements, the Non-Redemption Agreement, the Existing RTW Side Letter, the Revenue Interest Financing Agreement, and the Bridging Agreement. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.

On February 9, 2023, Compute Health and Allurion issued a joint press release announcing the execution of the Existing Business Combination Agreement, which Compute Health filed with a Current Report on Form 8-K (and New Allurion subsequently filed on Form 425) along with the final investor presentation, the executed Existing Business Combination Agreement, the executed Sponsor Support Agreement, the executed Allurion Support Agreement, the forms of the PIPE Subscription Agreements, the executed Non-Redemption Agreement, the form of Investor Rights Agreement, the executed Existing RTW Side Letter, the executed Revenue Interest Financing Agreement, the executed Bridging Agreement and the executed Loan Note.

On February 12, 2023, representatives of Compute Health management and Allurion management discussed the potential of raising the Incremental Financing pursuant to (i) the issuance by Allurion of the Bridge Notes, which such notes would be convertible into shares of Allurion Common Stock immediately prior to the closing of the Business Combination and (ii) one or more Side Letters, pursuant to which the Side Letter Holders would have the right to receive additional shares of New Allurion Common Stock following the closing of the Business Combination, on terms similar to those described below.

On February 13, 2023, Lincoln informed Compute Health that, due to a spreadsheet error, the projected 2023 EBIT for Allurion derived from the Company Projections (as defined below) was incorrect in the presentations provided by Lincoln to the Compute Health Board at the February 1, 2023 and February 9, 2023 meetings of the Compute Health Board (the “Presentations”), resulting in incorrect calculations in Lincoln’s discounted cash flow analysis. The Presentations reflected a ($8 million) projected 2023 EBIT for Allurion, rather than the correct amount of ($29 million) projected 2023 EBIT for Allurion, resulting in a discounted cash flows analysis range of $455 million to $580 million (vs. the correct range of $435 million to $565 million) and a concluded enterprise value range of $470 million to $590 million (vs. the correct range of $460 million to $580 million) (collectively, the “Discrepancies”). As a result, on February 14, 2023, the Compute Health Board held a meeting, with representatives of Skadden, representatives of Lincoln, representatives of Credit Suisse, and certain representatives of Compute Health’s management team in attendance. At the request of the Compute Health Board, the Compute Health Board received an updated report from Lincoln, revised to rectify the Discrepancies, on the findings of Lincoln’s updated analyses, and Lincoln re-issued its opinion that the consideration to be paid by New Allurion in the Business Combination pursuant to the Business Combination Agreement is fair, from a financial point of view, to the CPUH Unaffiliated Shareholders (the “Updated Lincoln Opinion”). Following the presentation, all of the members of the Compute Health Board discussed and reviewed the Updated Lincoln Opinion and related underlying analyses. Following additional discussion on these matters, all of the members of the Compute Health Board reaffirmed that the Stockholder Proposals and Warrant Holder

Proposals are fair to, advisable and in the best interests of Compute Health and its stockholders and warrant holders and re-affirmed the Compute Health Board’s recommendation that its stockholders and warrant holders vote “FOR” the Stockholder Proposals and Warrant Holder Proposals, respectively.

From February 15, 2023 until June 26, 2023, Allurion (i) issued an aggregate principal amount of $19.3 million of Bridge Notes to various investors, pursuant to convertible note purchase agreement, dated as of February 15, 2023 and June 14, 2023, including the $13 million HVL Bridge Note sold to HVL (an existing limited partner of a fund managed by Krishna Gupta, a member of the Allurion Board) on February 15, 2023, and Bridge Notes sold to RTW and Jason Gulbinas and (ii) entered into the Side Letters with certain such investors, including Hunter, RTW and Jason Gulbinas. The Bridge Notes were offered in a private placement under the Securities Act. The Bridge Notes will mature on December 31, 2026, unless earlier repaid or converted in accordance with their terms, and will accrue interest at a rate of 7.00% per annum. Among other terms, if Allurion consummates the Business Combination on or before August 31, 2023, the Bridge Notes shall be converted into the number of shares of Allurion Common Stock determined by the Conversion Price. The Side Letter Holders also entered into the Side Letters with Allurion, pursuant to which, in the event the Side Letter Holders’ Bridge Notes converted in connection with the Business Combination, the conversion rate for such Bridge Notes would be adjusted after the Closing Date to provide each Side Letter Holder with additional shares of New Allurion Common Stock in the event that the trading price of the shares of New Allurion Common Stock was lower than the Conversion Price, as adjusted for the Intermediate Merger Exchange Ratio. We refer to the terms of the Bridge Notes and Bridge Note Side Letters as the “Bridge Note Terms.”

On or about March 28, 2023, representatives of Goodwin provided representatives of Skadden with certain details regarding the Bridge Notes Terms and, shortly thereafter, representatives of Skadden informed representatives of Compute Health management and members of the Compute Health Board of the Bridge Notes Terms. Thereafter, on or about April 11, 2023, representatives of Goodwin provided representatives of Skadden with copies of the executed Bridge Notes and Side Letters, which representatives of Skadden thereafter provided to representatives of Compute Health management and members of the Compute Health Board.

Over the course of the following weeks, representatives of Compute Health, Allurion, Fortress, RTW, Jefferies and Credit Suisse discussed the Bridge Note Terms in the context of the broader Business Combination. As a result of those discussions, Compute Health and Allurion determined to seek to refinance the Initial Financing and, from April until early-May 2023, representatives of Goodwin, Skadden, Gibson, Dunn & Crutcher LLP, counsel to RTW, and Morrison & Foerster LLP, counsel to Fortress, exchanged drafts of the transaction documents governing the refinancing including the Termination Agreements, the Prepayment Consent, the Backstop Agreement, the Amended and Restated RTW Side Letter, the Fortress Letter Agreement, the Contribution Agreements, the RSU Forfeiture Agreement, the BCA Amendment, the revised form of Investor Rights Agreement, and the consent, entered into as of May 2, 2023, by and between Allurion and Runway and certain other parties, to the Amended and Restated Loan and Security Agreement between Allurion and Runway Growth Finance Corp. dated as of December 30, 2021 (the “Runway Consent”) (collectively, the “Refinancing Agreements”). See the subsections entitled “The Business Combination Agreement—Related Agreements—Merger Consideration and the Mergers,” “The Business Combination Agreement—Related Agreements—Term Loan Facility,” “The Business Combination Agreement—Related Agreements—Amended and Restated RTW Side Letter,” “The Business Combination Agreement—Related Agreements—2023 Convertible Note Incremental Financing,” “The Business Combination Agreement—Related Agreements—Backstop Agreement,” “The Business Combination Agreement—Related Agreements—Contribution Agreements,” and “The Business Combination Agreement—Related Agreements—RSU Forfeiture Agreement” for a detailed description of the terms of the Refinancing Agreements.

On April 27, 2023, the Allurion Board held a meeting, with representatives of Goodwin and certain representatives of Allurion’s management team in attendance. Dr. Gaur provided an update on the status of the proposed refinancing of the Initial Financing, the Backstop Agreement and the Termination Agreements.

On April 28, 2023, the Compute Health Board held a meeting with representatives of Skadden and certain representatives of Compute Health’s management team in attendance. At the request of the Compute Health Board, representatives of Skadden provided an update regarding the status of the proposed refinancing of the Initial Financing.

In the late afternoon on May 1, 2023, the Compute Health Board held a meeting, with representatives of Skadden and certain representatives of Compute Health’s management team in attendance. At the request of the Compute Health Board, representatives of Skadden provided an overview of the Refinancing Agreements. Following the update, all of the independent directors of the Compute Health Board held a separate session and discussed and reviewed the foregoing matters. Immediately thereafter, all of the non-independent members of the Compute Health Board re-joined the meeting and all of the directors further discussed and reviewed the foregoing matters. Following additional discussion on these and related matters, the Refinancing Agreements and the transactions contemplated thereby were approved by all of the members of the Compute Health Board.

On the morning of May 2, 2023, the Allurion Board unanimously approved, by action by written consent in lieu of a meeting, the Termination Agreements, the Backstop Agreement, the Fortress Letter Agreement, the Amended and Restated RTW Side Letter, the Contribution Agreements, the RSU Forfeiture Agreement, and the Runway Consent.

Thereafter, on May 2, 2023, the Parties executed the BCA Amendment. Concurrent with the execution of the BCA Amendment, (a) Compute Health, the Sponsor and Merger Sub II also entered into the Amended and Restated RTW Side Letter and the Sponsor Contribution Agreement, as applicable, and (b) Allurion, New Allurion, and the Gaur Trust, as applicable, also entered into the Termination Agreements, the Backstop Agreement, the Fortress Letter Agreement, the Amended and Restated RTW Side Letter, the Contribution Agreements, the RSU Forfeiture Agreement, the Prepayment Waiver and the Runway Consent, in each case, with the other parties thereto. See the subsections entitled “The Business Combination Agreement—Related Agreements—Merger Consideration and the Mergers,” “The Business Combination Agreement—Related Agreements—Term Loan Facility,” “The Business Combination Agreement—Related Agreements—Amended and Restated RTW Side Letter,” “The Business Combination Agreement—Related Agreements—2023 Convertible Note Incremental Financing,” “The Business Combination Agreement—Related Agreements—Backstop Agreement,” “The Business Combination Agreement—Related Agreements—Contribution Agreements,” and “The Business Combination Agreement—Related Agreements—RSU Forfeiture Agreement” for additional information.

Thereafter, on May 2, 2023, Compute Health filed with the SEC a Current Report on Form 8-K (and New Allurion subsequently filed with the SEC a Form 425), along with the executed Refinancing Agreements.

The Compute Health Board’s Reasons for Approval of the Business Combination

On February 9, 2023, via videoconference, the members of the Compute Health Board unanimously (i) approved the Business Combination Agreement, each of the related transaction agreements to which Compute Health will be a party and the transactions contemplated thereby (including the Business Combination) and (ii) determined that the Business Combination Agreement, each of the related transaction agreements to which Compute Health will be a party and the transactions contemplated thereby (including the Business Combination) are fair to, advisable and in the best interests of Compute Health and its stockholders. The Compute Health Board also unanimously recommended that the Compute Health Stockholders adopt and approve the Business Combination Agreement and the Stockholder Proposals. In evaluating the Business Combination and making these determinations and this recommendation, the Compute Health Board consulted with Compute Health’s management, legal advisors, financial advisors and other advisors, and considered a number of factors.

The Compute Health Board and Compute Health’s management also considered the general criteria and guidelines that Compute Health believed would be important in evaluating prospective target businesses as described in the prospectus for the IPO. The Compute Health Board also considered that Compute Health could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for the IPO, Compute Health stated that it intended to focus primarily on acquiring one or more businesses, which met the following criteria and guidelines:

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lies at the intersection of computation and healthcare, leveraging the power of technological innovation to provide improved efficiency and outcomes, better access to healthcare, and/or streamlines the healthcare pathway;

•	approaches the marketplace with a computational angle, and/or has the potential to benefit and grow through integrating AI;

•	has the potential for a leading position in an attractive segment, with market growth potential in the hospital and community setting;

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possesses technological and scientific differentiation with scale potential, offering competitive advantages in the markets in which it operates and which can benefit from access to additional capital as well as Compute Health’s industry relationships and expertise;

•	exhibits significant long-term growth prospects, with multiple, diverse drivers of those growth prospects;

•	offers the opportunity for Compute Health’s management team to partner with established leadership teams or business owners to achieve long-term strategic and operational excellence;

•	offers the potential for an attractive risk-adjusted return for Compute Health Stockholders; and

•	can benefit from being, and is prepared to be, a publicly owned company with access to broader capital markets to help achieve Compute Health’s business strategy and capital structure needs.

In considering the Business Combination, the Compute Health Board determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.

The members of the Compute Health Board considered a wide variety of factors in connection with their respective evaluations of the Business Combination. In light of the complexity of those factors, the Compute Health Board as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of the Compute Health Board may have given different weight to different factors. This explanation of the Compute Health Board’s reasons for approving, and recommending the Compute Health Stockholders approve, the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

In making its final determination regarding the Business Combination, the Compute Health Board considered the following factors.

•	The Allurion Business. Allurion’s overall business, management team and operations, including with respect to:

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Pioneering Innovation in the Field of Weight Loss. The Compute Health Board believes that Allurion will continue to execute on Allurion’s unique approach to weight-loss therapy. Allurion’s weight-loss therapy includes the world’s first full stack weight-loss platform, featuring the world’s first and only swallowable, procedure-less intragastric balloon for weight loss (the Allurion Balloon) – the patient swallows a weight-loss balloon and passes the balloon four months later. Allurion’s proprietary behavior change program and AI-powered digital therapeutic and remote patient monitoring solution allow for interactive monitoring of Allurion patients throughout the process. This proprietary behavior change program and AI digital therapeutic and remote patient monitoring platform can also be used as a complement to competitive technologies and from a valuation perspective is considered upside.

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Superior Customer Experience and Growing Patient Base. Allurion’s modern product – which utilizes a procedure-less intragastric balloon for weight loss, a proprietary behavior change program and an AI-powered digital therapeutic and remote patient monitoring solution – provides patients with a premium service offering, with an experience centered around the patient. Allurion’s product has launched in over 50 countries to date (with over 100,000 patients) and expects to launch in an additional 15 countries by 2024. Allurion is expected to continue to expand globally as their product portfolio is applicable to all worldwide patients.

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Experienced and Proven Management Team. Allurion’s management team has extensive experience in key aspects of the healthcare and weight loss industries. Allurion is led by its co-founder and Chief Executive Officer, Shantanu Gaur, and executives from companies such as Moderna, Allergan, Galderma, Ethicon and Boston Scientific. The team has also demonstrated consistent execution from an operational and growth perspective. Under Allurion management’s leadership, the Compute Health Board believes that Allurion has upended the traditional dynamics of weight loss. Compute Health expects that Allurion’s executives will continue to be employed by New Allurion following the Business Combination. For additional information regarding Allurion’s executive officers, see the subsection entitled “Management Following the Business Combination — Executive Officers.”

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Rapid Growth. Allurion’s revenues in 2020, 2021 and 2022 were $20 million, $38 million and $64 million, respectively, including all currency fluctuations converting into USD, demonstrating Allurion’s rapid growth and potential for continued expansion.

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Ongoing FDA Clinical Trial. Allurion’s AUDACITY trial, an open-label study to evaluate the safety and efficacy of the Allurion Balloon, was approved by the FDA, and began enrollment in May 2022. Allurion anticipates seeking FDA approval in 2024 for the sale of Allurion’s product in the United States. The United States is a large and growing market and prime for the Allurion products.

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Anticipated Collaboration with Medtronic. The Compute Health Board considered Allurion’s Medtronic Collaboration, which is expected to develop bundled offerings that include Allurion’s virtual program and bariatric surgery as well as the launch of these offerings in the Middle East.

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Potential to Address an Area of High Unmet Medical Need. The Compute Health Board considered the potential for Allurion’s product, should it successfully proceed through clinical trials, and be approved for use (including by the FDA), in the United States, to address patients with high unmet needs in the weight-loss category.

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Backed by Top-Tier Healthcare Investors. Allurion’s existing investors include Novalis LifeSciences and Segulah Medical Acceleration, among others, which the Compute Health Board believes provides additional validation of Allurion’s clinical and business strategies.

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Best Available Opportunity. After a thorough review of other business combination opportunities reasonably available to Compute Health, the Compute Health management team and the Compute Health Board determined that the Business Combination represents the best potential business combination for Compute Health based upon the process utilized to evaluate and assess other potential acquisition targets, and the Compute Health Board’s belief that such processes had not presented a better alternative.

•	Attractive Valuation of Allurion. The Compute Health Board considered that the Allurion business model has exhibited revenue growth year-over-year and is expected to continue to grow at scale in the outer years. Using comparable public companies to assist in valuing the business, the Compute Health Board focused on high-growth MedTech, which often exhibit high revenue growth and high gross margins but remain unprofitable. The primary valuation metric used to value Allurion was the enterprise value to 2023E revenue multiple. Allurion was valued on an implied enterprise value to 2023E revenue multiple of 3.6x, illustrating a discount of nearly 40% to relevant peers. This valuation was a result of negotiations amongst the parties, changes in market conditions over the course of the negotiation period, and discussions with potential financing sources. When comparing revenue growth in 2022 and 2023 against relevant peers, Allurion’s expected growth is nearly 20% higher than the median. On an EBITDA margin basis, the negative value is consistent with relevant peers. The Compute Health Board considered that Allurion’s discount to relevant peers, coupled with high expected revenue growth, provided an attractive valuation for investors.

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Continued Ownership By Allurion Equityholders. Upon the consummation of the Business Combination, Allurion’s existing equityholders will receive a significant amount of New Allurion Common Stock as their consideration, and the majority of New Allurion Common Stock to be held by Allurion’s existing equityholders will be subject to an 18-month or 12-month lock-up (subject to certain exceptions set forth in the Investor Rights Agreement). Assuming no Public Stockholders exercise their respective redemption rights in connection with the Business Combination and excluding the impact of 21,562,500 warrants struck at $11.50, and after giving effect to the PIPE Investment, the Revenue Interest Financing and the Fortress Financing, the existing equityholders of Allurion will represent approximately 80% of the pro forma ownership of New Allurion upon the consummation of the Business Combination. In addition, in connection with the Business Combination, the Net Closing Cash is expected to remain on the balance sheet of New Allurion following the consummation of the Business Combination in order to fund Allurion’s existing operations and support new and existing growth initiatives. The Compute Health Board considered these elements to be a strong sign of confidence in Allurion following the Business Combination and the benefits expected to be realized as a result of the Business Combination. See the section entitled “Beneficial Ownership of Securities”.

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PIPE Investment, Revenue Interest Financing, Fortress Financing and Chardan Equity Facility. Certain investors, including unrelated top-tier institutional investors, are, collectively: (a) investing approximately $37.9 million in New Allurion, pursuant to participation in the PIPE Investment, (b) providing revenue interest financing to New Allurion in an amount of $40.0 million, pursuant to participation in the Revenue Interest Financing, (c) providing debt financing to New Allurion in an amount of $60.0 million, pursuant to participation in the Fortress Financing, and (d) providing a go-forward equity financing commitment of up to $100 million, pursuant to participation in the Chardan Equity Facility. The Compute Health Board considered this a strong sign of confidence in Allurion following the Business Combination and the benefits expected to be realized as a result of the Business Combination.

•	Results of Due Diligence. The results of a due diligence investigation conducted by Compute Health’s management team and outside advisors, including legal and financial advisors, including:

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teleconference, in person and virtual meetings, calls and email exchanges with members of the Allurion management team and its advisors regarding Allurion’s operations, business plan and the proposed transaction; and

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review of materials related to Allurion and its business, made available by Allurion and its advisors and deemed appropriate for review in the context of the size of the proposed transaction and the scope of Allurion’s operations, including financial statements, material contracts, key metrics and performance indicators, benefit plans, employee compensation and labor matters, healthcare regulatory matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, environmental matters, other regulatory and compliance matters and other legal and business information including competitive technology, potential commercial partners and clinical data.

•	Terms of the Business Combination Agreement. The terms of the Business Combination Agreement and the related transaction agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements. See the section entitled “The Business Combination Agreement” for detailed descriptions of the terms and conditions of these agreements.

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The Role of the Independent Directors. The independent directors of the Compute Health Board, Gwendolyn A. Watanabe, Michael Harsh and Hani Barhoush, evaluated the proposed terms of the Business Combination, including the Business Combination Agreement and the related agreements, and unanimously approved, as members of the Compute Health Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination.

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Issuance of Shares to the Public Stockholders in the CPUH Merger. In connection with the CPUH Merger, each non-redeeming Public Stockholder will receive 1.420455 shares of New Allurion Common Stock in exchange for each share of Compute Health Class A Common Stock not redeemed by such non-redeeming Compute Health Stockholder in connection with the Business Combination, allowing the non-redeeming Public Stockholders to participate in the Business Combination at the same per share price as the PIPE Investors (being $7.04 per share).

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Separate Vote of the Holders of Compute Health Class A Common Stock. In addition to any other equityholder consents that are required under the organizational documents of Compute Health, the Business Combination (and certain other Stockholder Proposals) are to be submitted to the holders of Compute Health Class A Common Stock, voting as a separate class, at the Special Meeting.

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Recapitalization of the Sponsor’s Compute Health Equity and Related Lock-Up. In connection with the Business Combination, the Sponsor has agreed to effect the Sponsor Recapitalization, pursuant to which the Sponsor will recapitalize all of its Compute Health Class B Common Stock and Compute Health Private Warrants into a number of shares of Compute Health Class A Common Stock (which will thereafter convert into New Allurion Common Stock in the CPUH Merger), resulting in the Sponsor surrendering all of its Compute Health Private Warrants and approximately 84.7% of its Compute Health Class B Common Stock. Additionally, the Sponsor has agreed to an 18-month lock-up with respect to the New Allurion Common Stock it will receive in the CPUH Merger (other than with respect to any shares of New Allurion Common Stock issued in connection with the Sponsor Loan Issuance). As a result of the Sponsor Recapitalization, the Sponsor does not benefit from the incremental issuance of 1.4204455 shares of New Allurion Common Stock.

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Opinion of Financial Advisor. Lincoln rendered an independent third-party opinion to Compute Health that concluded the consideration to be paid by New Allurion in the Business Combination was fair, from a financial point of view, to the Compute Health Unaffiliated Shareholders. Lincoln is an expert in business valuations.

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Stockholder Liquidity. The Compute Health Board believes that the obligation in the Business Combination Agreement that the New Allurion Common Stock, issued as consideration pursuant to the Business Combination, be listed on the NYSE has the potential to offer the existing Compute Health Stockholders greater liquidity upon consummation of the Business Combination.

The Compute Health Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

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Potential Inability to Complete the Business Combination. The possibility that the Business Combination may not be completed and the potential adverse consequences to Compute Health if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the proposed transaction. The Compute Health Board considered the uncertainty related to the consummation of the Business

Combination, including that certain closing conditions are largely outside of the control of the parties to the transaction (such as the need for Compute Health Stockholder and Compute Health Warrant Holder approval (as applicable)). In addition, the Compute Health Board considered that the Business Combination is conditioned on Net Closing Cash equaling or exceeding $70.0 million, as well as the risks and uncertainties associated with satisfying such condition in light of the fact that fees and expenses associated with the Business Combination could exceed the parties’ estimates of such fees and expenses.

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Conditionality of Transaction Financing. The Compute Health Board considered that (i) the Business Combination is conditioned upon the consummation of the Revenue Interest Financing and the Fortress Financing (each of which is subject to the terms and conditions set forth in such financing arrangements) and (ii) the parties had a termination right in the event the Incremental Financing was not consummated on or prior to April 30, 2023. Additionally, the Compute Health Board considered that the minimum cash condition to the Fortress Financing, while similar, is not calculated in the same manner as the Net Closing Cash Condition in the Business Combination Agreement.

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Potential Public Stockholder Redemptions. The risk that the Public Stockholders may redeem a portion or all of their shares of Compute Health Class A Common Stock for cash in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to New Allurion following the consummation of the Business Combination. However, the parties endeavored to structure the Business Combination, utilizing financing sources such as the PIPE Investment, the Revenue Interest Financing, the Fortress Financing and the Incremental Financing, so that the Business Combination could be completed (assuming the parties’ estimate of fees and expenses associated with the Business Combination was substantially accurate) even if Public Stockholders redeem their shares of Compute Health Class A Common Stock.

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Execution Risks. The Compute Health Board considered that Compute Health Stockholders would be subject to the execution risks associated with New Allurion if they retained their shares of Compute Health Class A Common Stock following the consummation of the Business Combination, which were different from the risks related to holding shares of Compute Health Class A Common Stock prior to the consummation of the Business Combination. In this regard, the Compute Health Board considered that there were risks associated with successful implementation of New Allurion’s long term business plan and strategy and New Allurion realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control. The Compute Health Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Compute Health Stockholders may not fully realize these benefits to the extent that they expected to retain the shares of Compute Health Class A Common Stock following the completion of the Business Combination. For additional description of these risks, please see the section entitled “Risk Factors.”

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Technical and Clinical Risks; FDA Approval. The Compute Health Board considered that there is no guarantee that Allurion’s ongoing and anticipated clinical trials will succeed, as well as considered risks associated with the potential that Allurion could fail to receive FDA approval (in a timely manner or at all) for Allurion’s product in the United States, and the adverse impact that would have on the commercialization of its product.

•

Competition. The Compute Health Board considered that there are existing competitors in potentially comparable weight-loss industries, including Eli Lilly’s Tirzepatide diabetes drug for weight loss and Novo Nordisk’s FDA-approved Wegovy injection for chronic weight management. These weight loss drugs could be favored by the market especially with the marketing power of pharmaceutical companies. There also is a competitive intragastric balloon product in Apollo Endosurgery which has been acquired by Boston Scientific. Boston Scientific also has significant marketing power.

•

Post-Business Combination Corporate Governance. The Compute Health Board considered the corporate governance provisions of the Business Combination Agreement and the effect of those provisions on the governance of New Allurion following the consummation of the Business Combination. See the section entitled “The Business Combination Agreement” for detailed discussions of the terms and conditions of the Business Combination Agreement. Given that the existing equityholders of Allurion will collectively control shares representing a majority of New Allurion’s total outstanding shares of New Allurion Common Stock upon completion of the Business Combination, and that the New Allurion Board will be classified (and subject to certain parties’ director nomination rights) following the consummation of the Business Combination pursuant to the terms of the Business Combination Agreement and the Investor Rights Agreement, the existing Allurion equityholders may be able to elect future directors and make other decisions (including approving certain transactions involving New Allurion’s corporate actions) without the consent or approval of any of Compute Health’s current stockholders, directors or management team. See the section entitled “Proposal No. 2 — The Organizational Documents Proposal” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.

•	COVID-19. Uncertainties regarding the potential impact of the ongoing COVID-19 pandemic.

•	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•

Fees and Expenses. The fees and expenses associated with completing the Business Combination, including the parties’ allocation of fees and expenses in the event the Business Combination is not consummated.

•

Termination Date. The Business Combination Agreement may be terminated if the Business Combination is not consummated by the Termination Date; provided that the right to terminate will not be available if Compute Health’s breach of its obligations under the Business Combination Agreement is the cause of the failure to consummate (and a similar limitation is imposed on Allurion’s right to terminate).

•

Exclusivity. The Business Combination Agreement includes an exclusivity provision prohibiting Compute Health from initiating, discussing or making certain proposals to other companies which could lead to an alternative business combination with a company other than Allurion.

•

Stockholder Vote. The risk that the requisite Compute Health Stockholders may fail to vote in favor of and approve each of the Stockholder Proposals, and therefore the Business Combination may fail to be consummated.

•

Compute Health Warrant Holder Vote. The risk that the requisite Compute Health Warrant Holders may fail to vote in favor of and approve each of the Warrant Holder Proposals, and therefore the proposed amendment to the Warrant Agreement may fail to be consummated, which would result in the dilution of the equity holdings of the post-closing stockholders of the Surviving Corporation.

•	Minority Position. The fact that the Public Stockholders will hold a minority share position in New Allurion.

•

No Survival of Remedies for Breach of Representations, Warranties or Covenants of Allurion. The terms of the Business Combination Agreement provide that Compute Health will not have any surviving remedies against Allurion or its equityholders after the Intermediate Merger Closing to recover for losses as a result of any inaccuracies or breaches of the Allurion representations, warranties or covenants set forth in the Business Combination Agreement. As a result, Compute Health Stockholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Allurion prior to the Intermediate Merger Closing, whether determined before or after the Intermediate Merger Closing, without any ability to reduce the amount of New Allurion capital stock to be issued in the Business Combination or recover for the amount of any damages. The Compute Health Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of Allurion will be, collectively, the majority equityholders in New Allurion.

•

Diversion of Management. The potential for diversion of Allurion management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Allurion’s business.

•	Risk Factors. The Compute Health Board considered risks of the type and nature described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the Compute Health Board also considered:

•

Interests of Certain Persons. Some officers and directors of Compute Health may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Compute Health Stockholders, including the interests of certain directors and officers of Compute Health as further described in the section entitled “Proposal No. 1 — The Business Combination Proposals — Interests of Compute Health Directors and Officers in the Business Combination”. The directors of Compute Health reviewed and considered these interests during the evaluation and negotiation of the Business Combination and concluded that the potentially disparate interests would be mitigated because (i) the majority of these interests were disclosed in the prospectus for the IPO and all of these interests would be included in this proxy statement/prospectus, (ii) certain of these disparate interests would exist with respect to a business combination with any target business combination party, (iii) the independent directors of the Compute Health Board, Gwendolyn A. Watanabe, Michael Harsh and Hani Barhoush, (A) met separately on several occasions to (x) evaluate the proposed terms of the Business Combination, including the Business Combination Agreement and the related agreements and (y) consider certain potential interests the officers and directors of Compute Health may have in the Business Combination, (B) indicated to the other members of the Compute Health Board and members of Compute Health’s management that the proposed terms of the Business Combination should include the terms set forth in prong (iv) below in order to, among other things, maximize value for the Public Stockholders and (C) unanimously approved, as members of the Compute Health Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby, including the Business Combination (which reflect the terms set forth in prong (iv) below), and (iv) the Business Combination was structured so that (w) completion of the Business Combination requires the affirmative vote of a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, (x) the Business Combination may be completed even if Public Stockholders redeem their shares of Compute Health Class A Common Stock, (y) as a result of the CPUH Exchange Ratio, the Public Stockholders will receive shares of New Allurion Common Stock at an effective price of $7.04 per share, the same price being paid by the PIPE Investors in the PIPE Investment and (z) a significant portion of the consideration to Compute Health’s directors and executive officers was structured to be realized based on the future performance of New Allurion Common Stock. See the subsections entitled “Risk Factors – Risks Related to the Business Combination and Compute Health – Some of Compute Health’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Allurion is appropriate for Compute Health’s initial business combination.” and “Risk Factors – Risks Related to the Business Combination and Compute Health – Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination” and “Proposal No. 1 — The Business Combination Proposals — Interests of Compute Health Directors and Officers in the Business Combination” for a description of the potential interests the officers and directors of Compute Health may have in the Business Combination.

Upon considering the aforementioned factors, the Compute Health Board concluded that the potential benefits that it expected Compute Health and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. The Compute Health Board also realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. Accordingly, the members of the Compute Health Board determined that the Business Combination Agreement, each of the related transaction agreements to which Compute Health will be a party and the transactions contemplated thereby (including the Business Combination) were fair to, advisable and in the best interests of Compute Health and its stockholders.

The preceding discussion of the information and factors considered by the Compute Health Board is not, and does not purport to be, an exhaustive list, but includes the material factors considered by the Compute Health Board. The Compute Health Board evaluated this information and the Business Combination as a whole and considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

Opinion of Lincoln, the Financial Advisor to Compute Health

On February 9, 2023, Lincoln International LLC (“Lincoln”) rendered its oral opinion to the Compute Health Board (which was subsequently confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in its written opinion, the Aggregate Consideration to be paid by the Surviving Corporation in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to the CPUH Unaffiliated Shareholders (defined as holders of Compute Health Class A Common Stock prior to the consummation of the Business Combination other than (i) holders of Compute Health Class A Common Stock who elect to redeem their shares prior to or in connection with the Business Combination, (ii) officers, directors, or affiliates of Compute Health or the Sponsor and (iii) the Sponsor).

As discussed in the subsection entitled “The Business Combination Agreement — Background of the Business Combination,” on February 14, 2023, Lincoln re-issued its oral opinion to the Compute Health Board (which was subsequently re-confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln as set forth in the written Updated Lincoln Opinion, the Aggregate Consideration (as defined in the Business Combination Agreement) to be paid by the Surviving Corporation in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to the CPUH Unaffiliated Shareholders (defined as holders of Compute Health Class A Common Stock prior to the consummation of the Business Combination other than (i) holders of Compute Health Class A Common Stock who elect to redeem their shares prior to or in connection with the Business Combination, (ii) officers, directors, or affiliates of Compute Health or the Sponsor and (iii) the Sponsor). The analysis and summary set forth below, including any references therein to “Lincoln’s opinion” or “its opinion,” refer to such Updated Lincoln Opinion that was re-issued to the Compute Health Board on February 14, 2023. See the subsection entitled “The Business Combination Agreement — Background of the Business Combination” for additional information.

Lincoln’s opinion was directed to the Compute Health Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the CPUH Unaffiliated Shareholders of the Aggregate Consideration to be paid by Surviving Corporation (as the successor by merger to Compute Health) in the Business Combination pursuant to the Business Combination Agreement and did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination or otherwise (including, without limitation, (i) the CPUH Merger, (ii) subscription agreements or other commitments from third-party and affiliate investors to provide equity financing to the Surviving Corporation, (iii) the non-redemption agreement from an existing holder of Compute Health Class A Common Stock, (iv) support agreements from the Sponsor, certain directors of Compute Health and certain existing stockholders of Allurion, (v) the equity commitment facility with Chardan Equity Capital Markets LLC to provide equity financing to the Surviving Corporation, (vi) the $40 million revenue interest financing agreement with RTW, (vii) the $60 million first lien senior secured term loan from Fortress to refinance existing debt of Allurion and (viii) the $15 million Incremental Financing following the announcement of the Business Combination (collectively, all of the foregoing, the “Related Transactions”)). The summary of Lincoln’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as

Annex I to this proxy statement/prospectus and which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Lincoln in connection with the preparation of its opinion. Neither Lincoln’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Compute Health Board, Compute Health or any security holder as to how to act or vote with respect to any matter relating to the Business Combination or the Related Transactions.

In connection with rendering its opinion, Lincoln, among other things:

•	Reviewed the following documents:

•	Audited financial statements for Allurion for the years ended December 31, 2019 through December 31, 2021;

•	Unaudited interim financial statements for Allurion for the year-to-date periods ending September 30, 2020; September 30, 2021; and September 30, 2022;

•	Unaudited monthly balance sheets and income statements for Allurion from January 2020 through September 2022;

•

The budget and financial projections for Allurion for the fiscal years ending December 31, 2022 through December 31, 2024, prepared by management of Allurion and approved for Lincoln’s use by Compute (the “Company Projections”);

•	The pro forma equity ownership table and estimated sources and uses schedule provided to Lincoln by Compute Health;

•

A letter addressed to Lincoln by management of Compute Health which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to Lincoln by Compute Health, dated February 8, 2023;

•	A draft of the Existing Business Combination Agreement dated February 3, 2023;

•

The Amended and Restated Loan and Security Agreement between the Company and Runway Growth Finance Corp. dated as of December 30, 2021 and the Second Amendment to the Credit Agreement dated September 15, 2022; and

•	The Allurion Investor Presentation dated February 2, 2023.

•	Discussed the business, financial outlook, and prospects of Allurion, as well as the terms and circumstances surrounding the Business Combination, with management of Compute Health and Allurion;

•

Reviewed certain financial and other information for Allurion, and compared that data and information with certain stock trading, financial and corresponding data and information for companies with publicly listed securities as of the date of its opinion that Lincoln deemed relevant, none of which was directly comparable to Allurion;

•

Reviewed certain financial and other information for Allurion and the Business Combination, and compared that data and information with certain stock trading, financial and corresponding data and information for companies that have been subject to change of control M&A transactions that Lincoln deemed relevant, none of which was directly comparable to Allurion and the Business Combination;

•

Performed certain valuation and comparative financial analyses, including a discounted cash flow analysis, an analysis of selected public companies and an analysis of change of control M&A transactions that Lincoln deemed relevant; and

•

Considered such other information, financial studies, generally accepted valuation and analytical techniques and investigations and financial, economic and market criteria that Lincoln deemed relevant.

In performing its analyses and rendering its opinion with respect to the Business Combination, Lincoln, with Compute Health’s consent:

•

Relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information Lincoln reviewed, and did not assume any responsibility for the independent verification of, nor did it independently verify, any of such information;

•

Relied upon the assurances of the management of each of Allurion and Compute Health that they were unaware of any facts or circumstances that would make such information materially incomplete or misleading;

•

Assumed that the Business Combination and the Related Transactions would be consummated in a timely manner that complies in all material respects with all applicable federal and state statutes, rules and regulations;

•

Assumed that the financial forecasts, including any financial forecasts contained within the Company Projections and the unaudited interim financial statements provided to Lincoln by Compute Health and Allurion were reasonably prepared in good faith on a basis reflecting the best currently reasonably available estimates and judgments of the management of Compute Health and Allurion, as applicable, as to the future assets, liabilities, financial condition, operating performance, and financial results of Compute Health or Allurion, as applicable, and Lincoln assumed no responsibility for and expressed no opinion on the assumptions, estimates, and judgments on which such forecasts, including the Company Projections and such unaudited interim financial statements, were based;

•	Assumed that, at the consummation of the Business Combination, Allurion would have the capital required to make the investments contemplated by the Company Projections;

•

Assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Business Combination, no modification, delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Allurion, Compute Health, the Business Combination or the Related Transactions;

•

Assumed that the Business Combination and the Related Transactions would be consummated in accordance with the terms outlined by Allurion and other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis;

•

Assumed for purposes of its analyses and opinion that the value of the shares of New Allurion Common Stock to be issued to equityholders of Allurion in the Business Combination would be either $7.04 or $10.00 per share, which values Lincoln was directed by the Compute Health Board to assume and use and about which Lincoln assumed no responsibility and expressed no opinion;

•

Assumed that there had been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of Allurion or Compute Health since September 30, 2022, the date of the most recent financial statements made available to Lincoln, other than for any such changes that were reflected in the Company Projections and the amount of net debt of Allurion assumed by the Surviving Corporation at the closing of the Business Combination;

•

Assumed that the amount of net debt of Allurion to be assumed by the Surviving Corporation at the closing of the Business Combination would not be materially different from the estimate of such amount made available to Lincoln;

•

Assumed that the final terms of the Business Combination and the Related Transactions would not vary materially from those set forth in the draft Existing Business Combination Agreement dated February 3, 2023 reviewed by Lincoln;

•	Assumed that the Aggregate Closing Merger Consideration (as defined below) would consist of the issuance of shares of New Allurion Common Stock, and shares reserved for issuance in respect of certain options, restricted stock units and warrants of Allurion, equal to, in the aggregate, 37,812,000 shares of New Allurion Common Stock; and

•	Assumed that the final versions of all documents (including the draft Business Combination Agreement) conformed in all material respects to the drafts reviewed by Lincoln.

Lincoln’s opinion was necessarily based on financial, economic, market and other conditions as they existed on and the information made available to Lincoln as of the date of Lincoln’s opinion. Although subsequent developments may affect Lincoln’s opinion, Lincoln does not have any obligation to update, revise or reaffirm its opinion.

Lincoln did not evaluate Allurion’s or Compute Health’s solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Allurion or Compute Health or any of their respective subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals. Lincoln did not perform any financial analyses to evaluate the value of Compute Health or the Surviving Corporation, or to derive valuation reference ranges for shares of New Allurion Common Stock or Compute Health Class A Common Stock for purposes of comparison with the Aggregate Consideration, comparison between the value of New Allurion Common Stock and Compute Health Class A Common Stock (including any redemption rights with respect thereto) or otherwise. Lincoln was not requested to, nor did Lincoln, opine as to the value, amount or fairness of the New Allurion Common Stock to be received by any stockholders of Compute in connection with the CPUH Merger. Lincoln was not requested to, nor did Lincoln, participate in the negotiation or structuring of the Business Combination. Lincoln was not requested to, nor did Lincoln, seek alternative candidates for the Business Combination.

Lincoln’s opinion (i) did not address the underlying business decision of the Compute Health Board or Compute Health to proceed with or effect the Business Combination or the Related Transactions or the relative merits of the Business Combination and the Related Transactions as compared to other transaction structures, transactions or business strategies that may be available to Compute Health, (ii) did not address the capital structure of Compute Health or the Surviving Corporation, including whether Compute Health or Allurion should be consummating any of the Related Transactions or the effect of the Related Transactions or the capital structure of Compute Health or the Surviving Corporation on the value of New Allurion Common Stock or Compute Health Class A Common Stock, (iii) did not address or constitute a recommendation regarding the decision of the Compute Health Board to authorize the execution of the Business Combination Agreement, or to engage in the Business Combination, (iv) did not constitute advice or a recommendation to the Compute Health Board, Compute Health or any security holder as to how they should act or vote with respect to any matter relating to the Business Combination (including as to whether they should redeem any shares of Compute Health Class A Common Stock in connection with the Business Combination), and (v) only addressed the fairness from a financial point of view to the CPUH Unaffiliated Shareholders of the Aggregate Consideration to be paid by the Surviving Corporation (as the successor by merger to Compute Health) in the Business Combination pursuant to the Business Combination Agreement and did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination or otherwise (including, without limitation, the Related Transactions or the capital structure of Compute Health or the Surviving Corporation). Lincoln expressed no opinion about the fairness of any portion or aspect of the Business Combination to (i) the holders of any class of securities, creditors or other constituencies of Compute Health, New Allurion, the Surviving Corporation or any other party, except as expressly set forth in its Opinion, or (ii) any one class or group of Compute Health’s, New Allurion’s or the Surviving Corporation’s security holders, creditors or other constituencies vis-à-vis any other class or group of Compute Health’s, or New Allurion’s or the Surviving Corporation’s security holders, creditors or other constituents. The decision as to whether to proceed with the Business Combination or any Related Transaction depends on an assessment of various factors, many of which are unrelated to the financial analyses on which Lincoln’s opinion was based.

Lincoln expressed no opinion as to what the market price or value of the Compute Health Class A Common Stock, New Allurion Common Stock or any other publicly listed securities issued by Compute Health or the

Surviving Corporation was before, or would be after, the announcement or consummation of the Business Combination or Related Transactions (including as compared to the amount which holders of Compute Health Class A Common Stock may receive on redemption of their shares in connection the Business Combination or to the $7.04 value or $10.00 value ascribed, at the direction of the Compute Health Board for purposes of Lincoln’s opinion, to a share of New Allurion Common Stock issued to any equityholder of Allurion in the Intermediate Merger). Lincoln’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Allurion’s or Compute Health’s credit worthiness, as tax advice, or as accounting advice. Lincoln also expressed no opinion about the amount or nature of any compensation or equity arrangement to be given to Compute Health’s, New Allurion’s, the Surviving Corporation’s or Allurion’s officers, directors or employees, or any class of such persons, in the Business Combination relative to the Aggregate Consideration in the Business Combination.

Set forth below is a summary of the material financial analyses reviewed by Lincoln with the Compute Health Board on February 9, 2023 in connection with rendering Lincoln’s opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Lincoln. The order of the analyses described, and the results of these analyses, do not represent relative importance or weight given to these analyses by Lincoln. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before February 9, 2023 and is not necessarily indicative of then-current market conditions.

The following summary of Lincoln’s financial analyses includes information presented in tabular format. Several financial analyses were employed and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Each of the analyses conducted was carried out to provide a particular perspective of the Aggregate Consideration or the value of Allurion. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute complete analyses. Considering the tables below without considering the full narrative description of Lincoln’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses. Lincoln did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support its opinion as to the fairness of the Aggregate Consideration paid for Allurion. Lincoln did not place any specific reliance on any individual analysis, but instead from a financial point of view, to the CPUH Unaffiliated Shareholders, concluded that its analyses, taken as a whole, supported its opinion.

Summary of Lincoln’s Financial Analysis

Implied Enterprise Value of Allurion based on the Aggregate Consideration

For purposes of Lincoln’s financial analysis below, the Aggregate Consideration in the Business Combination consists of (i) up to 37,812,000 shares of New Allurion Common Stock to be issued to Allurion Stockholders or to be reserved for issuance in respect of certain options, restricted stock units and warrants of Allurion, the obligations of which the Surviving Corporation will assume (the “Aggregate Closing Merger Consideration”), (ii) up to 9 million additional shares of New Allurion Common Stock that may be issued following the closing of the Business Combination, subject to certain vesting criteria (the “Contingency Consideration”), and (iii) net debt of Allurion which the Surviving Corporation will assume and which as of December 31, 2022 was approximately $46.8 million. For purposes of its financial analyses described below, Lincoln calculated the enterprise value of Allurion implied by the Aggregate Consideration assuming that the value per share of New Allurion Common Stock to be issued to Allurion Stockholders in the Business Combination was $7.04 or $10.00, as directed by the Compute Health Board and about which Lincoln assumed no responsibility and expressed no opinion. Lincoln estimated the value of the Contingency Consideration based upon the vesting criteria in the Agreement and the same assumed values per share of New Allurion Common Stock to be $45 million at $7.04 per share and $72 million at $10.00 per share. Accordingly, the enterprise value implied by the Aggregate Consideration, as detailed below, was equal to $358 million at $7.04 per share and $497 million at $10.00 per share.

Allurion Enterprise Value Implied by the Aggregate Consideration ($ in millions, except per share amounts)

Shares Issued to Allurion as Aggregate Closing Merger Consideration(1)	37.812	37.812
Assumed Value Per Share of New Allurion Common Stock	7.04	10.00

Implied Value of the Aggregate Closing Merger Consideration	$266	$378
Estimated Value of Contingency Consideration	45	72

Implied Value of Equity Consideration	311	450
Net Debt Assumed(2)	47	47

Implied Enterprise Value of Allurion	$358	$497

(1)	Includes shares reserved for issuance of assumed options, RSUs, and warrants.
(2)	Based on estimated balance sheet as of December 31, 2022.

Discounted Cash Flow Analysis

Lincoln performed a discounted cash flow analysis of Allurion to develop an indication of the enterprise value. A discounted cash flow analysis is a valuation methodology used to derive an intrinsic valuation of a company by calculating the present value of its estimated future cash flows. Lincoln performed a discounted cash flow analysis of the projected unlevered free cash flows of Allurion for the fiscal years 2022 through 2024. Free cash flow was based on the forecasted unlevered after-tax net operating profits adjusted for non-cash charges, working capital investments and capital expenditures. Lincoln calculated the net present value of the projected unlevered free cash flows utilizing an estimate of Allurion’s discount rate of 25.0% to 30.0%, as discussed below. For purposes of its discounted cash flow analysis, Lincoln utilized and relied upon the Company Projections, which provided a financial forecast for the fiscal years 2023 through 2024 as well as the latest estimated financial statements for the fiscal year ended December 31, 2022, and other financial information provided by Allurion management. For further information regarding the Company Projections, see the subsection entitled “The Business Combination—Certain Company Projected Financial Information.”

In calculating the net present value of the unlevered free cash flows in the discounted cash flow analysis, Lincoln utilized a discount rate range of 25.0% to 30.0% based on estimated rates of return for venture and pre-IPO stage companies. The discount rate range was selected giving consideration to market-based and company-specific risks and was based on the application of Lincoln’s professional judgment and experience. Lincoln calculated Allurion’s terminal value by multiplying Allurion’s terminal year estimated revenue in 2024 by the selected range of enterprise value to revenue multiples of 5.5x to 6.5x. Lincoln discounted the indicated terminal values to present value using the selected range of discount rates of 25.0% to 30.0%. Based on these assumptions, Lincoln’s discounted cash flow analysis indicated an estimated enterprise value for Allurion of $435 million to $565 million, as compared to the implied enterprise value of Allurion in the Business Combination of $358 million at $7.04 per share and $497 million at $10.00 per share.

Selected Public Companies Analysis

Lincoln performed a selected public companies analysis for Allurion. Although none of the selected public companies is directly comparable to Allurion, Lincoln identified public medical technology and device companies and compared them to Allurion, primarily in terms of their operations, geographic footprint, size, and historical and projected financial performance. Lincoln also performed comparisons across a range of financial metrics, such as revenue growth, gross profit margin, and total addressable market. Lincoln analyzed the selected public companies listed below:

•	TransMedics Group, Inc.

•	Establishment Labs Holdings Inc.

•	PROCEPT BioRobotics Corporation

•	RxSight, Inc.

•	ShockWave Medical, Inc.

•	Inspire Medical Systems, Inc.

•	Axonics, Inc.

•	Treace Medical Concepts, Inc.

•	Sight Sciences, Inc.

•	Inari Medical, Inc.

•	Silk Road Medical, Inc.

•	Zynex, Inc.

•	Senseonics Holdings, Inc.

•	DexCom, Inc.

The table below summarizes observed historical and projected financial performance for the selected public companies and implied trading multiples of enterprise value to last 12 months (“LTM”) revenue, estimated fiscal year 2022 revenue (“2022E Revenue”), estimated fiscal year 2023 revenue (“2023P Revenue”), and estimated fiscal year 2024 revenue (“2024P Revenue”) for the selected public companies, in each case as of February 13, 2023. The revenue projections for fiscal years 2022, 2023 and 2024 for the selected public companies were derived based on certain publicly available historical financial data and equity research analyst estimates for the selected public companies.

Selected Public Companies Analysis

Enterprise Value as a Multiple of
Selected Publicly Companies	LTM Revenue	2022 Revenue	2023P Revenue	2024P Revenue
TransMedics Group, Inc.	30.11x	25.07x	16.05x	11.94x
Establishment Labs Holdings Inc.	11.85x	11.29x	8.87x	6.19x
PROCEPT BioRobotics Corporation	26.60x	21.79x	13.00x	8.10x
RxSight, Inc.	8.89x	7.50x	4.77x	3.45x
ShockWave Medical, Inc.	17.44x	15.32x	11.26x	9.22x
Inspire Medical Systems, Inc.	19.34x	19.34x	13.87x	10.88x
Axonics, Inc.	11.05x	9.73x	7.78x	6.58x
Treace Medical Concepts, Inc.	10.08x	9.24x	7.23x	5.79x
Sight Sciences, Inc.	7.32x	6.74x	5.26x	4.09x
Inari Medical, Inc.	7.57x	7.12x	5.81x	4.98x
Silk Road Medical, Inc	16.09x	14.96x	11.81x	9.53x
Zynex, Inc.	3.28x	3.08x	2.50x	1.99x
Senseonics Holdings, Inc.	36.95x	33.73x	17.60x	11.96x
Dexcom, Inc.	15.68x	15.68x	13.18x	10.98x

Mean	15.87x	14.33x	9.93x	7.55x
Median	13.76x	13.13x	10.06x	7.34x

	Revenue Growth
Selected Publicly Companies	2-YR CAGR	2022	2023P	2024P
TransMedics Group, Inc.	13.2%	184.8%	56.3%	34.4%
Establishment Labs Holdings Inc.	18.9%	26.9%	27.4%	43.2%
PROCEPT BioRobotics Corporation	136.4%	117.3%	67.6%	60.6%
RxSight, Inc.	217.5%	116.9%	57.4%	38.3%
ShockWave Medical, Inc.	135.0%	106.3%	36.1%	22.1%
Inspire Medical Systems, Inc.	68.7%	74.7%	39.5%	27.4%
Axonics, Inc.	261.2%	51.7%	25.1%	18.2%
Treace Medical Concepts, Inc.	54.8%	45.1%	27.7%	24.8%
Sight Sciences, Inc.	44.8%	45.2%	28.2%	28.6%
Inari Medical, Inc.	132.8%	37.8%	22.6%	16.6%
Silk Road Medical, Inc	26.6%	34.4%	26.7%	23.9%
Zynex, Inc.	69.3%	22.1%	23.2%	25.7%
Senseonics Holdings, Inc.	(19.9%)	18.8%	91.7%	47.1%
Dexcom, Inc.	28.8%	18.8%	18.9%	20.0%

Mean	84.9%	64.3%	39.2%	30.8%
Median	61.7%	45.2%	28.0%	26.6%

	Gross Profit Margin
Selected Publicly Companies	3-YR AVG	2022	2023P	2024P
TransMedics Group, Inc.	64.5%	71.7%	72.7%	74.4%
Establishment Labs Holdings Inc.	63.6%	67.0%	68.3%	69.2%
PROCEPT BioRobotics Corporation	(0.3%)	50.9%	53.7%	63.5%
RxSight, Inc.	(16.5%)	42.0%	52.4%	58.7%
ShockWave Medical, Inc.	70.5%	86.2%	86.1%	86.1%
Inspire Medical Systems, Inc.	84.8%	83.8%	84.2%	84.7%
Axonics, Inc.	59.1%	71.6%	72.6%	73.0%
Treace Medical Concepts, Inc.	80.0%	80.7%	80.6%	81.0%
Sight Sciences, Inc.	73.7%	83.3%	84.3%	85.3%
Inari Medical, Inc.	90.0%	88.6%	87.4%	86.7%
Silk Road Medical, Inc	73.8%	73.1%	74.1%	75.2%
Zynex, Inc.	79.6%	79.0%	78.9%	78.9%
Senseonics Holdings, Inc.	(149.4%)	19.5%	16.4%	30.5%
Dexcom, Inc.	66.1%	64.7%	62.7%	64.4%

Mean	45.7%	68.7%	69.6%	72.2%
Median	68.6%	72.4%	73.4%	74.8%

None of the selected public companies was perfectly comparable to Allurion. As a result, a complete valuation analysis cannot be limited to a quantitative review of the selected public companies, but also requires complex consideration and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Allurion.

Selected M&A Transactions Analysis

Lincoln reviewed publicly available information related to selected mergers and acquisitions transactions listed in the table below. The selection of these transactions was based on, among other things, the target company’s involvement in the medical technology and device sector, the relative size of the transaction, and the availability of public information related to the selected transaction. The table below summarizes observed historical multiples of enterprise value to LTM revenue for the target companies in the selected M&A transactions. The LTM revenue figures for the selected target companies were obtained based on certain publicly available historical financial data for the selected M&A transactions.

Selected M&A Transactions Analysis

($ in millions)

Announcement Date	Target Name	Acquiror Name	Enterprise Value	LTM Revenue	LTM Revenue Growth	LTM Gross Margin	Enterprise Value/ LTM Revenue
November 2022	Apollo Endosurgery, Inc.	Boston Scientific Corporation	$615.0	$71.7	20.2%	56.0%	8.58x
November 2022	Abiomed, Inc.	Johnson & Johnson	18,156.6	1,074.1	10.3%	81.3%	16.90x
February 2022	Reproductive Health Business of Cook Medical Incorporated	The Cooper Companies, Inc.	875.0	158.0	17.0%	NA	5.54x
September 2021	Hill-Rom Holdings, Inc.	Baxter International Inc.	11,996.3	2,926.1	1.6%	54.3%	4.10x
August 2021	Intersect ENT, Inc.	Medtronic plc	1,015.7	102.6	20.2%	73.2%	9.90x
July 2021	Misonix, Inc.	Bioventus Inc.	542.7	74.0	18.4%	71.1%	7.33x
January 2021	Cardiva Medical, Inc.	Haemonetics Corporation	571.6	40.8	25.4%	73.3%	14.02x
January 2021	Bardy Diagnostics, Inc.	Hill-Rom, Inc.	406.0	30.0	NA	NA	13.53x
December 2020	BioTelemetry, Inc.	Philips Holding USA Inc.	2,799.4	414.8	1.4%	59.5%	6.75x
December 2020	Veran Medical Technologies, Inc.	Olympus Corporation of the Americas	340.0	27.8	29.8%	NA	12.23x
August 2020	Varian Medical Systems, Inc.	Siemens Healthineers AG	16,390.8	3,196.6	1.6%	43.4%	5.13x
August 2019	Corindus Vascular Robotics, Inc.	Siemens Medical Solutions USA, Inc.	1,085.4	15.2	56.1%	35.8%	71.21x

Mean			$4,566.2	$677.6	18.4%	60.9%	14.60x
Median			945.4	88.3	18.4%	59.5%	9.24x

No company or transaction utilized in the selected M&A transactions analysis was perfectly comparable to Allurion or the Business Combination. In connection with the analysis above, Lincoln noted certain similarities between Apollo Endosurgery, Inc. and Allurion and made comparisons between the two companies across both historical and estimated financial performance and other operating metrics. For the Apollo Endosurgery, Inc. acquisition, Lincoln noted that the implied enterprise value to 2022E Revenue multiple was 8.2x and the implied enterprise value to 2023P Revenue multiple was 6.9x.

Summary of Selected Public Companies / Selected M&A Transactions Analyses

To estimate a range of enterprise values for Allurion, Lincoln multiplied Allurion’s 2022E Revenue (based on the Company Projections) by the selected range of enterprise value to 2022E Revenue multiples of 8.00x to 10.00x and multiplied Allurion’s 2023P Revenue (based on the Company Projections) by the selected range of enterprise value to 2023P Revenue multiples of 4.50x to 5.50x. This analysis implied an enterprise value range for Allurion of approximately $480 million to $595 million, as compared to the implied enterprise value of Allurion in the Business Combination of $358 million at $7.04 per share and $497 million at $10.00 per share.

Valuation multiples were selected, in part, by taking into consideration historical and projected financial performance metrics of Allurion relative to such metrics of the selected public companies and the target companies of the selected M&A transactions. Lincoln’s comparisons to the selected public companies and target companies of the selected M&A transactions included, but were not limited to, size on a revenue basis; historical, estimated and projected profitability; and revenue growth.

Summary of Analysis

The indicated enterprise value ranges for Allurion that Lincoln derived from its discounted cash flow analysis and its selected public companies and selected M&A transactions analyses were $435 million to $565 million and $480 million to $595 million, respectively. Lincoln derived the concluded enterprise value range for Allurion based on the average of the enterprise value ranges implied by such analyses. Lincoln’s analysis indicated a concluded enterprise value range for Allurion of $460 million to $580 million, as compared to the enterprise value of Allurion implied by the Aggregate Consideration of $358 million at $7.04 per share and $497 million at $10.00 per share.

Miscellaneous

Lincoln and its affiliates provide a range of investment banking and financial services and, in that regard, Lincoln and its affiliates may in the future provide investment banking and other financial services to Compute Health, New Allurion, Allurion and each of their respective affiliates, for which Lincoln and its affiliates would expect to receive compensation. Lincoln was engaged by Compute Health on December 28, 2022 to render an opinion to the Compute Health Board as to whether the Aggregate Consideration to be paid by Compute in the proposed Business Combination was fair, from a financial point of view, to the CPUH Unaffiliated Shareholders. Lincoln will receive a fee from Compute Health for its services of approximately $500,000, of which a portion was payable at the time Lincoln was engaged by Compute Health, and the remainder of which was earned upon Lincoln having informed the Compute Health Board that it was prepared to render its opinion and will become payable upon the earlier of the closing or termination of the Business Combination. No portion of Lincoln’s fee in connection with the delivery of its opinion is contingent upon either the conclusion reached in its opinion or the consummation of the Business Combination or the Related Transactions. Pursuant to the engagement letter between Lincoln and Compute Health, Compute Health agreed to customary expense reimbursement and indemnification provisions. No other fees have been paid to Lincoln and its affiliates by Compute Health, New Allurion or Allurion or their respective affiliates during the past two years.

Satisfaction of 80% Test

It is a requirement under the Compute Health Certificate of Incorporation that the business or assets acquired in its initial business combination have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into such business combination. In addition, the rules of the NYSE require that Compute Health’s initial business combination be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). As of February 9, 2023, the date of the execution of the Existing Business Combination Agreement, the balance of the Trust Account was approximately $94.7 million and 80% thereof represents approximately $74.8 million. In reaching its conclusion that the proposed Business Combination meets the 80% asset test, the Compute Health Board used an enterprise value (as discussed in the subsection entitled “The Business Combination Agreement — Summary of Lincoln’s Financial Analysis — Implied Enterprise Value of Allurion based on the Aggregate Consideration”) of $358 million at $7.04 per share and $497 million at $10.00 per share, which would not be subject to any adjustments to purchase price, including for cash, debt and debt-like items, transaction expenses or working capital, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Business Combination Agreement. In determining whether the enterprise value described above represents the fair market value of Allurion, the Compute Health Board considered all of the factors described in the subsection entitled “The Business Combination Agreement — The Compute Health Board’s Reasons for Approval of the Business Combination” and the fact that the purchase price for Allurion was the result of an arm’s-length negotiation. As a result, the Compute Health Board concluded that the fair market value of Allurion was significantly in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account).

Certain Projected Financial Information

Allurion does not as a matter of course make public projections as to future sales, earnings or other results. However, management of Allurion has prepared the projected financial information set forth below and provided to Compute Health certain internal, unaudited projected financial information in connection with the evaluation of the Business Combination. The accompanying projected financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information, but, in the view of Allurion’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of Allurion management’s knowledge and belief, the expected course of action and the expected future financial performance of Allurion as of January 2023. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the projected financial information.

Neither Allurion’s independent auditors, nor any other independent accountants, have audited, reviewed, compiled, examined or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

The unaudited prospective financial information of Allurion is subjective in many respects and is thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

While presented in this proxy statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of New Allurion’s senior management, including, among other things, the matters described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allurion” as well as the following:

•	Allurion’s anticipated average selling prices and anticipated growth in market share in existing markets;

•	expected increase in revenue from product launches in key markets, including Australia, Canada, Mexico, and India in 2022, and pending regulatory approvals, in Brazil, South Korea and Taiwan in 2023;

•	improvement in gross profit margin through economies of scale;

•	expected increase in sales and marketing expense to expand brand awareness and drive procedure volume;

•	anticipated costs associated with execution of clinical trials for regulatory approvals;

•	funding of the research and development pipeline; and

•	additional manufacturing expenses to support global expansion.

The unaudited prospective financial information was not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts but, in the view of Allurion’s management, such financial information was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of Allurion’s senior management’s knowledge and belief, the expected course of action and the expected future financial performance of Allurion as of January 2023. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, none of Compute Health, Marcum LLP, Compute Health’s independent registered public accounting firm, and Deloitte & Touche LLP, Allurion’s independent registered public accounting firm, express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NONE OF NEW ALLURION, ALLURION OR COMPUTE HEALTH INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROSPECTIVE FINANCIAL INFORMATION. THE PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE PREPARATION OF THE PROSPECTIVE FINANCIAL INFORMATION IN JANUARY 2023. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW AND NOT TO RELY ON SUCH FINANCIAL INFORMATION IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSALS, AS SUCH FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF NEW ALLURION, ALLURION OR COMPUTE HEALTH OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY ALLURION STOCKHOLDER, COMPUTE HEALTH STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. COMPUTE HEALTH DOES NOT INTEND TO REFERENCE THESE FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures, and these measures may be different from non-GAAP financial measures used by other companies. Each of New Allurion, Allurion and Compute Health believes that the use of these non-GAAP financial measures provides an additional tool for investors and potential investors to use in evaluating Allurion’s ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. To the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The following table sets forth certain summarized prospective financial information for Allurion that Compute Health management reviewed with the Compute Health Board:

	For the year ended December 31, (in $millions)

	2022E	2023P	2024P
Total Revenue	$64	$100	$140
Gross Profit	$50	$80	$115
Sales & Marketing	$50	$60	$70
Adjusted EBITDA(1)	$(30)	$(27)	$3
Adjusted EBIT(2)		$(29)	$1
Depreciation and Amortization		$1	$2
Capital Expenditures		$(3)	$(1)
(Increase) decrease in Net Working Capital(3)		$(13)	$7

(1)

Adjusted EBITDA is a non-GAAP financial measure and represents net income (loss) before interest expense, provision for income taxes, depreciation, and amortization, adjusted to exclude certain non-operating expenses and certain non-recurring items, including stock-based compensation expenses, foreign currency transaction gains and losses and the fair value adjustment of derivative liabilities. The most comparable GAAP measure to Adjusted EBITDA is net income (loss). Adjusted EBITDA does not represent net income, as that term is defined under GAAP, and should not be considered as an alternative to net income (loss) as an indicator of operating performance. Each of New Allurion, Allurion, and Compute Health believes the use of adjusted EBITDA provides additional insights into the business by excluding items that are not indicative of its core operating performance, but caution that adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP.

(2)

Adjusted EBIT is a non-GAAP financial measure and represents net income (loss) before interest expense and provision for income taxes, adjusted to exclude certain non-operating expenses and certain non-recurring items, including stock-based compensation expenses, foreign currency transaction gains and losses and the fair value adjustment of derivative liabilities. The most comparable GAAP measure to Adjusted EBIT is net income (loss). Adjusted EBIT does not represent net income, as that term is defined under GAAP, and should not be considered as an alternative to net income (loss) as an indicator of operating performance. Each of New Allurion, Allurion, and Compute Health believes the use of adjusted EBIT provides additional insights into the business by excluding items that are not indicative of its core operating performance, but caution that adjusted EBIT should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP.

(3)

Net working capital is determined based on current assets minus current liabilities. For purposes of this calculation, current assets were comprised of accounts receivable, inventory, prepaid expenses and other current assets and current liabilities were comprised of accounts payable and other current liabilities.

In addition, the following table shows the estimated amounts of free cash flow of Allurion, which Compute Health management directed Lincoln to use in connection with its analyses described in the subsection entitled “The Business Combination Agreement — Opinion of Lincoln, the Financial Advisor to Compute Health.” The information below was based on the projected financial information provided by Allurion and set forth above.

	For the year ended December 31, (in $millions)
	2023P	2024P
Free Cash Flow(1)	$(43)	$9

(1)

Free cash flow is a non-GAAP financial measure and is determined based on the forecasted unlevered after-tax net operating profits adjusted for non-cash charges, working capital investments and capital expenditures. The most comparable GAAP measure to free cash flow is net cash provided by operating activities. Free cash flow should be considered in addition to, rather than as a substitute for, net cash provided by operating activities as a measure of Allurion’s liquidity, which is a GAAP financial measure. Each of New Allurion, Allurion, and Compute Health believes the use of free cash flow provides an additional tool for investors and potential investors to use in evaluating its ongoing liquidity results and trends, but caution that free cash flow should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP.

Assumptions Underlying the Financial Projections

The financial projections were developed by Allurion’s management, using inputs and assumptions from internal Allurion personnel. The financial projections were not prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of Allurion’s management, were prepared on a reasonable basis, reflecting the best currently available estimates and judgements, and present, to the best knowledge and belief of Allurion’s management, the expected course of action and revenues that Allurion anticipates generating, if the assumptions incorporated in the projections are themselves realized. Allurion’s revenue projections are based on (i) anticipated growth in market share in existing markets through its existing providers, (ii) anticipated growth in market share in existing markets through new providers, and (iii) expected increases in revenue from product launches in new markets.

The projected revenue generated from growth in market share in existing markets through its existing providers is estimated using:

•	syndicate reports regarding the total addressable population in each existing market;

•	the estimated growth in each market based on historical performance and increased procedure volume through sales and marketing; and

•	the estimated selling price in each existing market based on historical average selling prices.

The projected revenue generated from growth in market share in existing markets through new providers is estimated using:

•	syndicate reports regarding the total addressable population in each existing market and potential providers in each market;

•	the estimated growth in each market based on the historical performance of existing providers and evaluation of potential accounts; and

•	the estimated selling price in each existing market based on historical average selling prices.

The projected revenue generated from product launches in new markets is estimated using:

•

expected increase in revenue from product launches in key markets, including Australia, Canada, Mexico, and India in 2022 based on syndicate reports regarding the total addressable population in each market;

•	expected increase in revenue from pending regulatory approval in Brazil, South Korea, and Taiwan in 2023 based on syndicate reports regarding the total addressable population in each market; and

•	the estimated selling price in each market based on existing competitive devices, alternative weight loss procedures, and economic demographics of the market.

The financial projections set forth in the table of full year Allurion financial projections through 2024 above reflect numerous assumptions, including potential revenue opportunities, market acceptance of Allurion’s product, the timing of regulatory approval in certain markets, the ability to scale the production and distribution of Allurion’s products and services, general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond the control of New Allurion’s senior management. Allurion believes its projections are reasonable as they are based on Allurion’s historical financial data and detailed inputs from the management of Allurion. Additional key assumptions to the projections above include and are not limited to:

•	increased gross profit through economies of scale; and

•	increase in sales and marketing spend to expand brand awareness and drive higher procedure volume, resulting in greater leverage and profitability in 2024.

Post-Business Combination Ownership Structure

The diagram below depicts a simplified version of New Allurion’s organizational structure immediately following the completion of the Business Combination, assuming no Public Stockholders exercise their redemption right in connection with the Business Combination, excluding the New Allurion Warrants and Contingency Shares.

(1)

Includes shares of Compute Health Class B Common Stock held by the Sponsor and the Additional Class B Holders (as converted in the CPUH Recapitalization), estimated impact of 86,007 shares of New Allurion Common Stock from the Sponsor Loan Conversion and impact of the CPUH Exchange Ratio, net of 140,800 Sponsor Contributed Shares contributed pursuant to the Sponsor Contribution Agreement.

(2)

The number of shares of New Allurion Common Stock issuable to the holders of Allurion Common Stock, Allurion Preferred Stock, Allurion Options, Allurion RSU Awards and Allurion Warrants and Allurion Shares underlying Allurion Options and Allurion Warrants, whether vested or unvested, outstanding immediately prior to the Intermediate Merger Effective Time.

(3)

Includes an aggregate of 500,000 shares of New Allurion Common Stock to be issued to the Fortress Investor and RTW at the Closings. The number of shares of New Allurion Common Stock issuable to Historical Rollover Equityholders is subject to reduction by up to an additional 1,500,000 shares based on the number of Allocated Shares at the Intermediate Merger Closing, and such shares would instead be issued to the Fortress Investor and RTW.

Material Adverse Effect

Under the Business Combination Agreement, a “Allurion Material Adverse Effect” means any state of facts, event, change, effect, occurrence, circumstance or development (an “Effect”) that, individually or in the aggregate with any other Effect, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory, clinical or otherwise) of Allurion and its subsidiaries, taken as a whole, or (b) the ability of Allurion or New Allurion to consummate the Mergers; provided, however, that in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable laws or GAAP after the date of the Business Combination Agreement, (v) any Effect that is generally applicable to the industries or markets in which Allurion and its subsidiaries operate, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of Allurion and its subsidiaries with employees, customers, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto, (vii) any failure by Allurion and its subsidiaries, taken as a whole, to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) the occurrence of, but not the unavailability of casualty and/or business interruption insurance proceeds relating to, any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on Allurion and its subsidiaries, taken as a whole, relative to other participants operating in the same or similar industries or markets in which Allurion and its subsidiaries operate.

Governing Law; Jurisdiction

The Business Combination Agreement and all disputes or controversies arising out of or relating to the Business Combination Agreement or the transactions contemplated thereby, including the applicable statute of limitations, are governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Employee Matters

The New Allurion Board intends to adopt and Allurion, as the sole stockholder of New Allurion, plans to approve, the 2023 Equity Incentive Plan as agreed to between Compute Health and Allurion prior to the Special Meeting, in substantially the form of Annex G attached hereto, subject to the requisite stockholder approval at the Special Meeting. In addition, the New Allurion Board intends to adopt, and Allurion, as the sole stockholder of New Allurion, plans to approve, the 2023 ESPP prior to the Special Meeting.

Within two Business Days following the 60-day period following the date the Surviving Corporation files the current Form 10 information with the SEC reflecting its status as an entity rather than a shell company, the Surviving Corporation shall use its reasonable best efforts to file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the New Allurion Common Stock issuable under the 2023 Equity Incentive Plan and/or the 2023 ESPP, and the Surviving Corporation has agreed to use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus(es) contained therein) for so long as awards granted pursuant to the 2023 Equity Incentive Plan or acquired under the 2023 ESPP remain outstanding.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Ancillary Documents, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Compute Health Stockholders, Compute Health Warrant Holders, and other interested parties are urged to read such Ancillary Documents in their entirety prior to voting on the proposals presented at the Special Meeting and the Warrant Holder Meeting.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Compute Health entered into the Sponsor Support Agreement with Allurion, New Allurion, the Additional Class B Holders (as holders of Compute Health Class B Common Stock) and the Sponsor (as the holder of the Compute Health Private Placement Warrants and a holder of Compute Health Class B Common Stock), a copy of which is attached to this proxy statement/prospectus as Annex E.

Pursuant to the Sponsor Support Agreement, upon the terms and subject to the conditions set forth therein, until the earlier of the CPUH Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, the Sponsor and the Additional Class B Holders agreed to (a) vote any shares of Compute Health Common Stock that they own in favor of the proposals regarding the Business Combination, (b) not transfer, sell, pledge or enter into any voting trusts with respect to any shares of Compute Health Common Stock or Compute Health Warrants they own, (c) solely with respect to the Sponsor, recapitalize its shares of Compute Health Class B Common Stock and Compute Health Private Warrants into 2,088,327 shares of Compute Health Class A Common Stock, (d) solely with respect to each of the Additional Class B Holders, to recapitalize each of their 30,000 shares of Compute Health Class B Common Stock into 21,120 shares of Compute Health Class A Common Stock, (e) waive any adjustment to the conversion ratio set forth in the Compute Health Existing Organizational Documents or any other anti-dilution or similar protection with respect to their respective shares of Compute Health Common Stock in connection with the transactions contemplated by the Business Combination Agreement and (f) vote against any transaction or series of transactions in which Compute Health would be acquired or acquire another person or business.

Allurion Support Agreement

In connection with the execution of the Business Combination Agreement, Compute Health entered into the Allurion Support Agreement with New Allurion, Allurion and the Initial Allurion Supporting Stockholders, a copy of which is attached to this proxy statement/prospectus as Annex F. Pursuant to the Allurion Support Agreement, upon the terms and subject to the conditions set forth therein, each Initial Allurion Supporting Stockholder agreed, until the earlier of the Intermediate Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, within 48 hours following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, to execute and deliver a written consent with respect to all of his, her or its outstanding Subject Allurion Shares approving the Business Combination Agreement and the transactions contemplated thereby. In addition to the foregoing, each Initial Allurion Supporting Stockholder agreed that, at any meeting of the holders of Allurion capital stock, each such Initial Allurion Supporting Stockholder will appear at the meeting, in person or by proxy, and cause his, her, or its Subject Allurion Shares to be voted (a) to approve and adopt the Business Combination Agreement, the transactions contemplated thereby, and any other matters necessary or reasonably requested by Allurion for the consummation of the Mergers; and (b) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay, the consummation of the transactions contemplated by the Business Combination Agreement.

The Allurion Support Agreement also prohibits the Initial Allurion Supporting Stockholders from, among other things, until the earlier of the Intermediate Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated (i) transferring any of the Subject Allurion Shares or (ii) entering into any (A) option, commitment or other arrangement that would require the Initial Allurion Support Stockholders to transfer their Subject Allurion Shares, or (B) voting trust, proxy or other contract with respect to the voting or transfer of the Subject Allurion Shares. In addition, pursuant to the Allurion Support Agreement, each Initial Allurion Supporting Stockholder agreed not to (x) exercise any appraisal or dissenter’s rights relating to the Business Combination Agreement and the transactions contemplated thereby and (y) commence or participate in any claim or action against Allurion, either Merger Sub, Compute Health, New Allurion or any of their respective affiliates relating to the negotiation, execution or delivery of the Allurion Support Agreement or the Business Combination Agreement.

As described in the summary of the Business Combination Agreement, Allurion is obligated to use reasonable best efforts to obtain joinders to the Allurion Support Agreement from Allurion Stockholders which, together with the Initial Allurion Supporting Stockholders, represent the requisite number of Allurion Shares to approve the Business Combination and termination of certain of Allurion’s related party contracts and accounts. Compute Health has a termination right if such support is not received within one month of the execution of the Business Combination Agreement. Allurion Stockholders who execute joinders to the Allurion Support Agreement after the date of the Allurion Support Agreement will have their shares of New Allurion Common Stock registered on the Resale Registration Statement. As of the date of this proxy statement/prospectus, Allurion has provided Compute Health with joinders to the Allurion Support Agreement, together with the Initial Allurion Supporting Stockholders, constituting sufficient Allurion Shares to approve the Business Combination.

Non-Redemption Agreement

In connection with the execution of the Business Combination Agreement, Compute Health entered into the Non-Redemption Agreement with New Allurion, Allurion and Medtronic. Pursuant to the Non-Redemption Agreement, upon the terms and subject to the conditions set forth therein, Medtronic agreed, for the benefit of Compute Health, New Allurion and Allurion, not to, among other things, (a) redeem its 700,000 Medtronic Shares and (b) sell, encumber or otherwise transfer the Medtronic Shares. In connection with these commitments from Medtronic, Compute Health, New Allurion and Allurion have agreed that, at the CPUH Merger Effective Time, each Medtronic Share will be canceled and converted into the right to receive 1.420455 shares of New Allurion Common Stock.

The obligations of Medtronic pursuant to the Non-Redemption Agreement were subject to Medtronic and Allurion, or their respective designees, having entered into the Medtronic Collaboration pursuant to the Medtronic Sales Agency Agreement satisfactory to Medtronic, in its sole discretion, so long as such Sales Agency Agreement is substantially consistent with the memorandum of understanding previously entered into between Medtronic and Allurion. On May 15, 2023, Covidien AG, an affiliate of Medtronic, and Allurion entered into the Medtronic Sales Agency Agreement. Consistent with the memorandum of understanding, the Medtronic Sales Agency Agreement appoints Covidien AG as a sales agent for Allurion in Turkey on a non-exclusive basis for an initial term of twelve months, with the option to renew for an additional twelve month period. As a sales agent, Covidien AG will facilitate orders of Allurion’s products and Covidien AG will receive a commission on sales for each referred customer order. Allurion will complete order fulfillment, shipping and invoicing for product orders. As a result of Allurion and Covidien AG entering into the Medtronic Sales Agency Agreement, Medtronic is required to comply with its obligations under the Non-Redemption Agreement.

None of Compute Health, New Allurion, Allurion or Medtronic, either by the terms of the Non-Redemption Agreement or at any time in the future, are to be considered a “group” within the meaning of the Exchange Act.

Compute Health, New Allurion and Allurion may enter into additional arrangements similar to the Non-Redemption Agreement described above.

Investor Rights Agreement

In connection with the Closings, the Investors will enter into the Investor Rights Agreement with New Allurion. Pursuant to the Investor Rights Agreement, upon the terms and subject to the conditions set forth therein, each Investor will be granted certain registration rights with respect to his, her, or its shares of New Allurion Common Stock.

The Investor Rights Agreement will also restrict the ability of certain Investors to transfer all or a portion of their respective shares of New Allurion Common Stock (or any securities convertible into or exercisable or exchangeable for shares of New Allurion Common Stock), subject to certain permitted transfers, for a period of either 18 months or 12 months following the Closing Date, as applicable. The foregoing lock-up restrictions shall not apply to: (a) any shares of New Allurion Common Stock purchased pursuant to the PIPE Subscription Agreements, (b) 100 shares of New Allurion Common Stock held by each Investor, (c) shares issued to the Sponsor in the Sponsor Loan Equity Issuance, (d) certain incremental shares of PIPE Investors who are existing Allurion Stockholders or existing holders of Allurion Convertible Notes or shares issued upon conversion of securities issued in the Incremental Financing and (e) the Backstop Shares or the shares of New Allurion Common Stock anticipated to be issued to each of HVL, RTW, Fortress and the other holders of Bridge Notes.

Additionally, pursuant to the Investor Rights Agreement, upon the terms and subject to the conditions set forth therein, following the Closings, the New Allurion Board shall consist of seven directors, a majority of which shall be “independent” directors for purposes of NYSE rules, and the following persons will have the following nominations rights with respect to the New Allurion Board, subject to the limitations set forth in the Investor Rights Agreement: (i) one director and one Independent Director will be nominated by Shantanu Gaur; (ii) one director and one Independent Director will be nominated by Remus Capital; (iii) one director will be nominated by the Sponsor; and (iv) two Independent Directors will be nominated by Allurion (one of which shall be designated by RTW (as described below)).

The Investor Rights Agreement will terminate upon the earlier of (i) the seventh anniversary of the Closing Date, (ii) a Change of Control (as defined in the Business Combination Agreement) or (iii) the date as of which there shall be no registrable securities outstanding; provided, that with respect to any Investor, such Investor will have no rights under the Investor Rights Agreement and all obligations of the Surviving Corporation to such Investor shall terminate upon the earlier of (x) the date at least one year after the Closing Date that such Investor ceases to hold at least one percent of the registrable securities outstanding on the Closing Date or (y) if such Investor is a director or an executive officer of the Surviving Corporation, the date such Investor no longer serves as a director or an executive officer of the Surviving Corporation. Notwithstanding the foregoing, (a) the piggy-back registration rights provided for in the Investor Rights Agreement shall terminate no later than the third anniversary of the Closing Date and (b) the obligations regarding the nomination of directors shall survive until the earlier of a termination of the Investor Rights Agreement in accordance with clauses (i) or (ii) above or with respect to any one Investor, at such time as such Investor is no longer entitled to nominate a director to the New Allurion Board under the terms of the Investor Rights Agreement.

PIPE Subscription Agreements

In connection with the execution of the Business Combination Agreement, Compute Health and New Allurion entered into the PIPE Subscription Agreements with the PIPE Investors, pursuant to which, upon the terms and subject to the conditions set forth therein, the PIPE Investors, among other things, have subscribed to purchase an aggregate of 5,386,695 PIPE Securities for a purchase price of $7.04 per share (other than as set forth in the Amended and Restated RTW Side Letter, as described below), for an aggregate purchase price of $37.9 million, which PIPE Securities are to be issued following the CPUH Merger Effective Time and immediately prior to the Intermediate Merger Effective Time. Compute Health and New Allurion may also enter into additional PIPE Subscription Agreements following the execution of the Business Combination Agreement. The obligations of each party to consummate transactions contemplated by the PIPE Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of Business Combination.

The PIPE Subscription Agreements provide that no later than 45 calendar days after the Closing Date, New Allurion will file the Resale Registration Statement covering the resale of the PIPE Securities and to use its commercially reasonable efforts to have such Resale Registration Statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) 90 calendar days after the Closing Date (or 120 calendar days after the Closing Date if the SEC notifies New Allurion that it will “review” such registration statement) and (ii) the 10th business day after the date New Allurion is notified (orally or in writing, whichever is earlier) by the SEC that such Resale Registration Statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the closing of the transactions contemplated by the PIPE Subscription Agreements or in the future as a result of, or arising out of, the PIPE Subscription Agreements against Compute Health, including with respect to the Trust Account. The PIPE Subscription Agreements will terminate, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of parties thereto, or (iii) August 7, 2023.

Omar Ishrak, chairman of the board of directors of Compute Health, has entered into a PIPE Subscription Agreement with an aggregate purchase price of approximately $5 million.

Revenue Interest Financing

On February 9, 2023, Allurion entered into the Revenue Interest Financing Agreement with RTW. Subject to the terms and conditions of the Revenue Interest Financing Agreement, including the closing conditions set forth therein, RTW shall, concurrent with the Closings, pay or cause to be paid to New Allurion the $40 million Investment Amount in exchange for the Revenue Interest Financing in Allurion’s current and future products and digital solutions. As of the Closings, New Allurion will assume all obligations of Allurion under the Revenue Interest Financing Agreement.

Under the terms of the Revenue Interest Financing Agreement, if RTW has not received revenue interest payments equal to 100% of the Investment Amount by December 31, 2027, New Allurion will be required to make additional payments within 30 days of December 31, 2027 in an amount equal to 100% of the Investment Amount less the aggregate amount of all the payments made by New Allurion to RTW in respect of the revenue interests prior to such date. If RTW has not received revenue interest payments equal to 240% of the Investment Amount by December 31, 2030, New Allurion will be required to make additional payments within 30 days of December 31, 2030 in an amount equal to 240% of the Investment Amount less the aggregate amount of all the payments by New Allurion to RTW in respect of the revenue interests prior to such date. New Allurion may terminate the Revenue Interest Financing Agreement by prepaying aggregate revenue interest payments equal to 165% of the Investment Amount, or $66.0 million, by March 31, 2026.

The obligations of RTW to consummate the transactions contemplated by the Revenue Interest Financing Agreement, including the Revenue Interest Financing, are subject to the satisfaction or waiver of certain conditions precedent, including the concurrent closing of the Business Combination and PIPE Investment and delivery to RTW of specified closing documents, including a guaranty in favor of RTW.

All obligations under the Revenue Interest Financing Agreement will be guaranteed by New Allurion, Allurion France SAS, Allurion Australia Pty Ltd and any future material subsidiaries of New Allurion and secured by a second priority lien on substantially all of their assets.

Quarterly payments based upon specified percentages of annual net sales will be paid to RTW or its designee. For net sales not exceeding $100,000,000, this percentage will be 6.0% on or prior to December 31, 2026, and 10.0% on or after January 1, 2027. For quarterly net sales exceeding $100,000,000 but not more than $200,000,000, this percentage will be 3.0% on or prior to December 31, 2026, and 8.0% on or after January 1, 2027. For quarterly net sales in excess of $200,000,000, this percentage will be 0.5%. If New Allurion does not receive FDA authorization for use of the Allurion Balloon in treatment of adults with obesity by June 30, 2025, the percentage of annual net sales not exceeding $100,000,000 will increase to 12.0% beginning July 1, 2025, and remain at 12.0% until the next calendar year commences after New Allurion receives such FDA authorization.

Prior to March 31, 2026, New Allurion may, under specified conditions including the absence of an Event of Default (as defined in the Revenue Interest Financing Agreement), satisfy the obligations under the Revenue Interest Financing by making a cash payment to RTW in an amount equal to 165% of RTW’s investment amount, less the aggregate amount of all revenue interest payments made prior to such date. If an Event of Default (as defined in the Revenue Interest Financing Agreement) occurs and is continuing, RTW may declare 260% of the investment amount (less the aggregate of all royalty interest payments made prior to such date (the “Hard Cap”)), immediately due and payable, other than in the case of an insolvency event of New Allurion, in which case such obligations shall automatically become due and payable. Upon the occurrence of a Change of Control (as defined in the Revenue Interest Financing Agreement), New Allurion shall promptly pay to RTW the Hard Cap.

The Revenue Interest Financing Agreement contains customary representations and warranties, covenants, and events of default, including but not limited to, limitations on the incurrence of additional indebtedness, liens, burdensome agreements, guarantees, investments, loans, asset sales, mergers, acquisitions, dividends, liquidations and transactions with affiliates.

Term Loan Facility

Upon consummation of the Business Combination, Fortress is expected to provide to New Allurion the $60 million senior secured Term Loan Facility pursuant to the Term Loan Credit Agreement, by and among New Allurion, as the borrower, the guarantors named therein and Fortress. The Term Loan Facility matures on June 30, 2027.

Monthly amortization payments equal to 1/24th of the original aggregate principal amount of the Term Loan Facility will be due commencing on each monthly amortization payment date following the third anniversary of the date on which the Term Loan Credit Agreement is funded, with the balance payable at final maturity. Interest will accrue on the Term Loan at a rate equal to the sum of 6.44% per annum plus the greater of the Wall Street Journal Prime Rate as of any day and 3.00% per annum.

On the date of any repayment or prepayment of principal under the Term Loan Facility, New Allurion shall pay Fortress a 3.0% exit fee on the principal amount of Term Loan repaid or prepaid, provided that the exit fee applicable to monthly amortization payments shall be deferred until the earlier of the maturity date and the date of repayment in full of obligations under the Term Loan Facility.

Up to and including the first anniversary of the funding of the Term Loan Facility, any repayment or prepayment of the Term Loan will be subject to a make-whole payment equal to the greater of (x) 2.0% of the outstanding principal amount of the Term Loan repaid or prepaid and (y) the present value as of the date of such repayment or prepayment of the sum of 2.0% of the principal amount of the Term Loan to be repaid or prepaid on the applicable date, as if such amount would otherwise be repaid or prepaid on the last day of the one-year non-call period, plus the amount of all interest that would otherwise have accrued on the principal amount of the Term Loan being so repaid or prepaid for the period from the applicable date to the expiration of the one-year non-call period, assuming an interest rate for such period equal to the interest rate in effect as of such applicable date for the Term Loan, computed using a discount to the treasury rate as of such applicable date plus 50 basis points. Repayments or prepayments of the Term Loan made after the first anniversary of the Term Loan funding and on or prior to the second anniversary of the Term Loan funding shall be subject to a 2.0% prepayment fee. Repayments or prepayments of the Term Loan made after the second anniversary of the Term Loan funding and on or prior to the third anniversary of the Term Loan funding shall be subject to a 1.0% prepayment fee. Thereafter, repayments and prepayments of the Term Loan shall be subject to a 0.5% prepayment fee.

The Term Loan Facility will include a requirement that New Allurion maintain certain minimum revenue amounts on a quarterly basis and, at all times, minimum liquidity of $12,500,000. In addition, the Term Loan Facility will contain customary representations and warranties, other covenants, and events of default, including but not limited to, limitations on the incurrence of additional indebtedness, liens, guarantees, investments, loans, asset sales, mergers, acquisitions, prepayment of other debt, transactions with affiliates, the ability to change the nature of its business or its fiscal year, and distributions and dividends.

All obligations under the Term Loan Facility will be guaranteed by New Allurion, Allurion France SAS, Allurion Australia Pty Ltd., and any future material subsidiaries of New Allurion and secured by a first lien on substantially all of their respective assets.

Funding under the Term Loan Facility is subject to certain conditions precedent, including (i) consummation of the Incremental Financing; (ii) consummation of the Business Combination in accordance with the Business Combination Agreement; (iii) a minimum cash closing condition of $70 million, calculated in accordance with the Term Loan Credit Agreement; (iv) minimum revenue for the trailing twelve month period equal to (x) $60 million, if the Term Loan funding occurs on or prior to March 31, 2023; (y) $65 million, if the Term Loan funding occurs after March 31, 2023, but on or prior to June 30, 2023; and (z) $70 million, if the Term Loan funding occurs after June 30, 2023; and (v) other customary closing conditions. Pursuant to the Fortress Letter Agreement, Fortress waived its condition to closing under the Fortress Bridging Agreement, which required that Allurion raise at least $15 million in incremental financing prior to the consummation of the Business Combination.

Starting April 1, 2023, Fortress’s unfunded commitment under the Term Loan Facility began accruing a ticking fee equal to 1.0% per annum, which shall be payable in full upon the earlier of termination of Fortress’s commitment and the funding of the Term Loan Facility.

New Allurion had agreed to issue up to an additional 1,000,000 Additional Fortress Shares, with (i) 250,000 of such Additional Fortress Shares to be issued at the Closings and not subject to any contingencies and (ii) 750,000 of such Additional Fortress Shares to be issued based on the Net Closing Cash of Allurion as of immediately prior to the Intermediate Merger Effective Time (to be determined linearly, based on no Additional Fortress Shares being issuable if such Net Closing Cash is equal to or greater than $100 million and 750,000 Additional Fortress Shares being issuable if such Net Closing Cash is $70 million).

On May 2, 2023, pursuant to the Backstop Agreement and contemporaneous with the execution of the Backstop Agreement, the Fortress Investor and Allurion entered into the Fortress Letter Agreement, in order to reflect that any Conditional Additional New Allurion Shares issuable to Fortress under the Fortress Term Loan Credit Agreement, if any, would be calculated net of any Backstop Shares issuable to the Fortress Investor under the Backstop Agreement. Additionally, pursuant to the Fortress Letter Agreement, the Fortress Investor and Allurion have agreed that, if a third party subsequently provides Allurion with debt financing on more favorable terms than those provided to the Fortress Investor under the Backstop Agreement, the Fortress Investor will be offered the same or more favorable terms and conditions as Allurion provided to such third party.

Fortress’s commitment under the Term Loan Facility will expire automatically on August 7, 2023, if the Term Loan Facility has not funded prior to such time.

Amended and Restated RTW Side Letter

In connection with the execution of the Business Combination Agreement, the PIPE Subscription Agreements and the Revenue Interest Financing Agreement, Compute Health, New Allurion, Allurion and Merger Sub II entered into the Existing RTW Side Letter with RTW, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, (a) Compute Health and New Allurion have agreed not to enter into PIPE Subscription Agreements with PIPE Investors on more favorable or advantageous terms than those included in the PIPE Subscription Agreements entered into by and among Compute Health, New Allurion and RTW, (b) New Allurion has agreed that RTW may elect to convert up to 50% of the consideration RTW pays to New Allurion in connection with the PIPE Investment by forfeiting New Allurion Common Stock into financing provided by RTW to Allurion pursuant to an Additional Revenue Interest Financing Agreement (as defined in the Amended and Restated RTW Side Letter), (c) New Allurion had agreed to issue 1,000,000 Additional RTW Shares, with (i) 250,000 of such Additional RTW Shares to be issued at the Closings and not subject to any contingencies and (ii) up to 750,000 of such Additional RTW Shares to be issued based on the Net Closing Cash as of immediately prior to the Intermediate Merger Effective Time (to be determined linearly, based on no Additional RTW Shares being issuable if such Net Closing Cash is equal to or greater than $100 million and 750,000 Additional RTW Shares being issuable if such Net Closing Cash is $70 million), (d) New Allurion has agreed that RTW shall have the right to designate one Independent Director to the New Allurion Board, and (e) New Allurion has agreed to create the board position of lead independent director, who shall serve as chair or co-chair of the New Allurion Board, and who will initially be Omar Ishrak. As a result of the issuance by New Allurion of the Additional RTW Shares, the effective share price of New Allurion Common Stock offered to RTW could range from $6.30 per share to $4.79 per share.

On May 2, 2023, pursuant to the Backstop Agreement and contemporaneous with the execution of the Backstop Agreement, Compute Health, New Allurion, Merger Sub II, Allurion and RTW entered into the Amended and Restated RTW Side Letter, which amends and restates the Existing RTW Side Letter in its entirety, in order to reflect that any Conditional Additional New Allurion Shares issuable to RTW under the Amended and Restated RTW Side Letter, if any, would be calculated net of any Backstop Shares issuable to RTW under the Backstop Agreement. Additionally, pursuant to the Amended and Restated RTW Side Letter, the parties to the Amended and Restated RTW Side Letter have agreed that, if a third party subsequently provides Allurion with debt financing on more favorable terms than those provided to RTW under the Backstop Agreement, RTW will be offered the same or more favorable terms and conditions as Allurion provided to such third party.

Chardan Equity Facility

On February 9, 2023, Allurion entered into a commitment letter with Chardan, pursuant to which Allurion agreed that, upon the Closings, New Allurion will enter into the Chardan Equity Facility. Pursuant to the Chardan Equity Facility, New Allurion will agree to pay a $0.1 million structuring fee to Chardan and issue to Chardan 35,511 shares of New Allurion Common Stock. In exchange, New Allurion will have a right to require Chardan to purchase shares of New Allurion Common Stock up to the aggregate commitment amount of $100.0 million at prices per share based on the VWAP. The closing of the Chardan Equity Facility is conditioned upon the Closings and will remain outstanding for three years from the execution date unless terminated upon reasonable notice.

2023 Convertible Note Incremental Financing

Pursuant to the Business Combination Agreement, Allurion is required to use reasonable best efforts to obtain gross cash proceeds of at least $15 million of additional financing pursuant to one or more private sales of

Allurion’s equity securities, which shall automatically convert into shares of Allurion Common Stock upon the consummation of the Business Combination, which is referred to as the Incremental Financing. From February 15, 2023 until June 26, 2023, Allurion issued an aggregate principal amount of $19.3 million of Bridge Notes to various investors pursuant to convertible note purchase agreements, dated as of February 15, 2023 and June 14, 2023, including the $13 million HVL Bridge Note sold to HVL on February 15, 2023. The Bridge Notes were offered in a private placement under the Securities Act. The Bridge Notes will mature on the Maturity Date unless earlier repaid or converted in accordance with their terms, and will accrue interest at a rate of 7.00% per annum. Among other terms, if Allurion consummates the Business Combination on or before August 31, 2023, the Bridge Notes shall be converted into the number of shares of Allurion Common Stock determined by the Conversion Price. If Allurion consummates a qualified financing with proceeds of not less than $15 million, the Bridge Notes shall, at the option of the holder, either (a) be converted into the number of shares of a newly-created series of preferred stock of Allurion obtained by dividing the outstanding balance by (i) $260,000,000 or (ii) the cash price per share of the new securities in the qualified financing issued to investors by 0.85 (whichever is greater), or (b) be repaid on the Repayment Date, with the balance determined as of the Repayment Date. If Allurion consummates a deemed liquidation event (as defined in the Allurion Certificate of Incorporation), then Allurion shall pay to the holders of the Bridge Notes one and a half times the principal then-outstanding under the Bridge Notes, plus accrued interest then-outstanding immediately prior to the closing of such deemed liquidation event.

The Side Letter Holders also entered into the Side Letters, pursuant to which, in the event the Side Letter Holders’ Bridge Notes converted in connection with the consummation of the Business Combination, the conversion rate for such Bridge Notes would be adjusted after the Closing Date to provide each of the Side Letter Holders with additional shares of New Allurion Common Stock, in the event that the trading price of the shares of New Allurion Common Stock was lower than the Conversion Price, as adjusted for the Intermediate Merger Exchange Ratio.

Following the consummation of the Initial Financing, the parties determined to refinance the Initial Financing as set forth below.

Pursuant to the Termination Agreements, each of the Side Letters was terminated, effective as of May 2, 2023. In addition, under the Termination Agreements, upon the terms and subject to the conditions set forth therein, the Side Letter Holders also waived certain provisions and obligations set forth in their respective Bridge Notes with respect to proportionate repayment obligations that would otherwise apply to Allurion under the Bridge Notes. Other provisions of the Side Letter Holders’ Bridge Notes remain unchanged and in full force and effect.

HVL’s Termination Agreement also provides, upon the terms and subject to the conditions set forth therein, Allurion with the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under the HVL Bridge Note, including by way of (a) a $2 million Prepayment in cash by Allurion to HVL on May 2, 2023, $1.5 million of which is deemed a prepayment penalty and (b) immediately prior to the consummation of the Business Combination, an Additional Payment of at least $6 million, up to the then-outstanding principal amount, plus accrued interest, under the HVL Bridge Note by way of (i) payment in cash by Allurion and/or (ii) the sale and transfer of all or any portion of the HVL Bridge Note, equivalent in value to the portion of the Additional Payment to be repaid pursuant to this clause (b)(ii), to any person or persons designated in writing by Allurion.

In addition, under HVL’s Termination Agreement, upon the terms and subject to the conditions set forth therein, New Allurion has agreed to issue to HVL a number of shares of New Allurion Common Stock equal to (a) the Additional Hunter Shares plus (b) the Hunter Closing Shares.

In connection with the Prepayment, on May 2, 2023, Allurion and HVL entered into the Prepayment Consent, pursuant to which HVL consented to the Repayment and waived each of the prepayment restrictions included in the HVL Bridge Note, to the extent related to the Repayment.

Backstop Agreement

On May 2, 2023, the Backstop Purchasers entered into the Backstop Agreement with Allurion, New Allurion and HVL. Pursuant to the Backstop Agreement, upon the terms and subject to the conditions set forth therein, each Backstop Purchaser agreed that, to the extent any portion of the HVL Bridge Note remains outstanding following the Determination Date, such Backstop Purchaser will, at the Backstop Closing, purchase up to its $2 million Maximum Purchase Amount of the HVL Bridge Note from HVL.

As soon as practicable, but in any event within one business day following the Determination Date, Allurion will notify HVL and the Backstop Purchasers of, among other things, the Backstop Closing Date, the Balance and, subject to the limitations set forth in the Backstop Agreement, the Backstop Amount, which may not exceed each Backstop Purchaser’s Maximum Purchase Amount, that Allurion requires each Backstop Purchaser to purchase from HVL.

In connection with the purchase of the aggregate Backstop Amount, upon the terms and subject to the conditions set forth in the Backstop Agreement, Allurion will (a) cancel the existing HVL Bridge Note and issue a new convertible unsecured promissory note to HVL for any remaining balance of the HVL Bridge Note expected to be outstanding after the Backstop Closing, together with all unpaid interest on the HVL Bridge Note accrued since the date of issuance thereof and (b) issue New Bridge Notes to each Backstop Purchaser with an issuance date of the Backstop Closing Date and an original principal amount equal to such Backstop Purchaser’s Backstop Amount, with such New Bridge Notes to be held in escrow until the Backstop Closing.

In addition, upon the terms and subject to the conditions set forth in the Backstop Agreement, in consideration of each Backstop Purchaser’s commitment to purchase its Backstop Amount of the HVL Bridge Note, subject to the terms and conditions of the Backstop Agreement, New Allurion will, no later than the Backstop Closing Date, issue to each Backstop Purchaser a number of Backstop Shares as follows:

a)

In the event that the Backstop Amount for each Backstop Purchaser is equal to its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of New Allurion Common Stock equal to the greater of (i) 700,000 shares of New Allurion Common Stock and (ii) the Conditional Additional New Allurion Shares issuable (x) in the case of the Fortress Investor, to the Fortress Investor or its applicable affiliate pursuant to the Term Loan Credit Agreement and (y) in the case of RTW, to RTW pursuant to the Amended and Restated RTW Side Letter; provided that, in the event that for any reason the aggregate number of shares issuable to the Fortress Investor pursuant to clause (ii) above is greater than the aggregate number of shares issuable to RTW pursuant to clause (ii), or vice versa, the Backstop Purchaser that would receive the lesser aggregate number of shares shall instead receive the higher number of aggregate shares so that, pursuant to such clause (ii), each of the Fortress Investor and RTW shall receive the same aggregate number of shares of New Allurion Common Stock.

b)

In the event that the Backstop Amount for each Backstop Purchaser is less than its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion Common Stock equal to 700,000 multiplied by a fraction having (x) a numerator equal to such Backstop Purchaser’s Backstop Amount and (y) a denominator equal to 2,000,000.

Contribution Agreements

Gaur Contribution Agreement

On May 2, 2023, the Gaur Trust and New Allurion entered into the Gaur Contribution Agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Gaur Trust agreed to contribute to New Allurion, as a contribution of capital, the Gaur Trust Contributed Shares. The Gaur Trust’s contribution of the Gaur Trust Contributed Shares will be effective immediately following the consummation of the Business Combination and the issuance of New Allurion Common Stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement.

Sponsor Contribution Agreement

On May 2, 2023, the Sponsor and Compute Health entered into the Sponsor Contribution Agreement pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Sponsor agreed to contribute to Compute Health, as a contribution to capital, the Sponsor Contributed Shares. The Sponsor’s contribution of the Sponsor Contributed Shares will be contingent on the Closings and will be effective immediately following the Sponsor Recapitalization and immediately prior to the CPUH Merger Effective Time.

RSU Forfeiture Agreement

On May 2, 2023, Krishna Gupta, a member of the Allurion Board, entered into the RSU Forfeiture Agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Mr. Gupta agreed to forfeit to Allurion the Forfeited RSUs. The Forfeited RSUs shall be terminated and cancelled without consideration therefor, effective as of immediately following the consummation of the Business Combination.

THE SPECIAL MEETING

General

Compute Health is furnishing this proxy statement/prospectus to Compute Health Stockholders as part of the solicitation of proxies by the Compute Health Board for use at the Special Meeting to be held on                , 2023, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to Compute Health Stockholders on or about                , 2023 in connection with the vote on the Stockholder Proposals. This proxy statement/prospectus provides Compute Health Stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on                , 2023, at                a.m., Eastern Time, at                . Compute Health encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting                 . You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing                 .

Purpose of the Special Meeting

At the Special Meeting, Compute Health is asking Compute Stockholders to:

•	consider and vote upon a proposal to approve and adopt the Business Combination Agreement and the Business Combination Proposals;

•	approve and adopt, assuming the Business Combination Proposals and the Exchange Proposal are approved and adopted, the Organizational Documents Proposal;

•

approve, on a non-binding advisory basis, assuming the Business Combination Proposals and the Organizational Documents Proposal are approved and adopted, the Advisory Organizational Documents Proposals;

•

consider and vote upon a proposal to approve, assuming the Business Combination Proposals, the Organizational Documents Proposal and the Advisory Organizational Documents Proposals are approved and adopted, the Exchange Proposal;

•

consider and vote upon a proposal to approve and adopt, assuming the Business Combination Proposals, the Organizational Documents Proposal, the Advisory Organizational Documents Proposals and the Exchange Proposal are approved and adopted, the Equity Incentive Plan Proposal, which includes the approval of the Equity Incentive Plan; and

•

consider and vote upon a proposal to approve the Adjournment Proposal, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Required Transaction Proposals would not be duly approved and adopted by Compute Health Stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.

Recommendation of the Compute Health Board

The Compute Health Board unanimously recommends that stockholders vote “FOR” each of the Business Combination Proposals, “FOR” the Organizational Documents Proposal, “FOR” each of the Advisory Organizational Documents Proposals, “FOR” the Exchange Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Adjournment Proposal (as applicable), in each case, if presented at the Special Meeting.

The existence of financial and personal interests of certain directors of the Compute Health Board may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Compute Health and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that Compute Health Stockholders vote for the proposals. In considering the recommendations of the Compute Health Board in favor of the above proposals, it is important to keep in mind that, aside from their interests as stockholders of Compute Health, the Sponsor and certain Compute Health directors and officers have interests in the Business Combination that are different from, or in addition to, other Compute Health Stockholders generally, including, among other things:

•

Michael Harsh, a director of Compute Health, purchased 10,000 Compute Health Units in Compute Health’s IPO. As a result, he owns 10,000 shares of Class A Common Stock and 2,500 Compute Health Public Warrants. In the IPO Letter Agreement, Mr. Harsh agreed that he would not redeem any shares held by him in connection with the Business Combination.

•

The 2,151,687 shares of New Allurion Common Stock into which the 21,442,500 shares of Compute Health Class B Common Stock and 12,833,333 Compute Health Private Warrants held by the Sponsor and the 90,000 shares of Compute Health Class B Common Stock held by the Additional Class B Holders will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of (i) $             million based upon the closing price of $             share of Compute Health Class A Common Stock on NYSE on                 , 2023, the most recent practicable date prior to the date of this proxy statement/prospectus and (ii) $             million, based upon the per share value implied in the Business Combination of $7.04 per share of New Allurion Common Stock. However, given that such shares of New Allurion Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Compute Health believes such shares have less value. Consequently, because (a) Public Stockholders purchased the Compute Health Units at $10.00 per unit and (b) the purchase price of the shares of Compute Health Class B Common Stock and Compute Health Private Warrants (following the recapitalization of 21,532,500 shares of Compute Health Class B Common Stock and 12,833,333 Compute Health Private Warrants into 2,151,687 shares of New Allurion Common Stock) was approximately $5.35 per share, the Sponsor and independent directors may earn a positive rate of return even if the share price of New Allurion Common Stock falls significantly below the per share value implied in the Business Combination of $7.04 per share of New Allurion Common Stock and the Public Stockholders of Compute Health experience a negative rate of return.

•

The Sponsor purchased 12,833,333 Compute Health Private Warrants, each exercisable to purchase one share of Compute Health Class A Common Stock at $11.50 per share, subject to adjustment, at a price of $1.50 per warrant, that certain directors and officers of Compute Health may be deemed to beneficially own due to their control of the Sponsor, and such Compute Health Private Warrants will expire and be worthless if a business combination is not consummated within 30 months of the consummation of the IPO (unless such date is further extended in accordance with the Compute Health Certificate of Incorporation).

•

Compute Health’s existing directors and officers will be eligible for continued indemnification and continued coverage under Compute Health’s directors’ and officers’ liability insurance after the Business Combination.

See the subsection entitled “Proposal No. 1 — The Business Combination Proposals — Interests of Compute Health Directors and Officers in the Business Combination” for a further discussion.

Record Date; Who Is Entitled to Vote; Vote Required for Approval

Compute Health has fixed the close of business on July 3, 2023, as the record date for determining Compute Health Stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on July 3, 2023, there were              shares of Compute Health Common Stock outstanding and entitled to vote. Each share of Compute Health Common Stock is entitled to one vote on each Stockholder Proposal.

Each of the Business Combination Proposals, the Organizational Documents Proposal and each of the Advisory Organizational Documents Proposals will be approved and adopted only upon receipt of the affirmative vote of (i) the holders of a majority of the outstanding shares of Compute Health Common Stock and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, “FOR” the Business Combination Proposals, the Organizational Documents Proposal and the Advisory Organizational Documents Proposals, respectively.

Each of the Exchange Proposal and the Equity Incentive Plan Proposal will be approved and adopted only upon receipt of the affirmative vote of (i) a majority of the shares of Compute Health Common Stock present in person, online or by proxy at the Special Meeting and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, “FOR” of the Exchange Proposal and the Equity Incentive Plan Proposal, respectively.

The Adjournment Proposal will be approved and adopted only upon receipt of the affirmative vote of a majority of the shares of Compute Health Common Stock present in person, online or by proxy at the Special Meeting “FOR” of the Adjournment Proposal.

In connection with the IPO, the Sponsor and the Initial Stockholders entered into the IPO Letter Agreement pursuant to which they agreed to vote their shares of Class B Common Stock, as well as any shares of Compute Health Class A Common Stock purchased during or after our IPO, in favor of the Business Combination Proposals. As of the date hereof, the Sponsor and the Initial Stockholders of Compute Health own approximately 70.0% of the total outstanding shares of Compute Health Common Stock (representing approximately 70.0% of the aggregate voting power of the Compute Health Common Stock with respect to the proposals presented at the Special Meeting).

Quorum

A quorum of Compute Health Stockholders is necessary to hold the Special Meeting. The presence, in person or by proxy, of Compute Health Stockholders representing a majority of the shares of Compute Health Common Stock issued and outstanding on the record date and entitled to vote on the Stockholder Proposals to be considered at the Special Meeting will constitute a quorum for the Special Meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Compute Health but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. They will also not be treated as shares voted on the matter. If a stockholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposals.

Voting Your Shares

Each share of Compute Health Class A Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your shares of Common Stock at the Special Meeting:

•

You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Compute Health Board “FOR” the Business Combination Proposals, “FOR” the Organizational Documents Proposal, “FOR” the Advisory Organizational Documents Proposals, “FOR” the Exchange Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented at the Special Meeting. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•

You Can Attend the Special Meeting and Vote in Person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way Compute Health can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a Compute Health Stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Compute Health’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

•	you may attend the Special Meeting, revoke your proxy and vote in person or virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a Compute Health Stockholder and have any questions about how to vote or direct a vote in respect of your Compute Health Common Stock, you may call Morrow Sodali, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400.

Redemption Rights

Public Stockholders may seek to redeem the shares of Compute Health Class A Common Stock that they hold, regardless of whether they vote for the Business Combination Proposals, against the Business Combination Proposals or do not vote in relation to the Business Combination Proposals. Any Public Stockholder may request redemption of his, her, or its shares of Compute Health Class A Common Stock for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then issued and outstanding shares of Compute Health Class A Common Stock. If a Public Stockholder properly seeks redemption as described in this section and the Business Combination is consummated, the Public Stockholder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such holder, or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 15% or more of the shares of Compute Health Class A Common Stock. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the shares of Compute Health Class A Common Stock, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Stockholders will not have redemption rights with respect to any Compute Health Common Stock owned by them, directly or indirectly. Pursuant to the IPO Letter Agreement, the Sponsor and the Initial Stockholders agreed to waive their redemption rights with respect to any shares of Compute Health Common Stock they may hold either in connection with the consummation of Compute Health’s initial business combination or a stockholder vote to extend the timing by which Compute Health must complete its initial business combination. No consideration was provided in exchange for the waiver of redemption rights in the IPO Letter Agreement.

You will be entitled to receive cash for any shares of Compute Health Class A Common Stock to be redeemed only if you:

(i)(a)

hold shares of Compute Health Class A Common Stock or (b) hold shares of Compute Health Class A Common Stock through Compute Health Units and you elect to separate your Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants

prior to exercising your redemption rights with respect to the shares of Compute Health Class A Common Stock; and

(ii)

prior to             a.m., Eastern Time, on             , 2023, (a) submit a written request to the Transfer Agent that Compute Health redeem your shares of Compute Health Class A Common Stock for cash and (b) deliver your share certificates for your shares of Compute Health Class A Common Stock (if any) to the Transfer Agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Holders of Compute Health Units must separate their Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants prior to exercising redemption rights with respect to the shares of Compute Health Class A Common Stock, the result of which such Compute Health Units will be deemed cancelled. If holders hold their Compute Health Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Compute Health Units into the underlying shares of Compute Health Class A Common Stock and Compute Health Public Warrants, or if a holder holds Compute Health Units registered in its own name, the holder must contact the Transfer Agent, directly and instruct them to do so.

A Compute Health Stockholder may not withdraw a redemption request once submitted to Compute Health unless the Compute Health Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Furthermore, if a Public Stockholder delivers its certificate (if any) and other redemption forms in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Compute Health permit the withdrawal of the redemption request and instruct the Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

If the Business Combination is not approved or completed for any reason, then Compute Health’s Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Compute Health will promptly return any shares previously delivered by Public Stockholders.

The closing price of Compute Health Class A Common Stock on                , 2023, was $                . Prior to exercising redemption rights, Compute Health Stockholders should verify the market price of Compute Health Class A Common Stock as they may receive higher proceeds from the sale of their Compute Health Class A Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Compute Health cannot assure its stockholders that they will be able to sell their Compute Health Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a Public Stockholder exercises its redemption rights, such Public Stockholder’s shares of Compute Health Common Stock will (i) not be exchanged for shares of New Allurion Common Stock pursuant to the CPUH Merger and (ii) immediately prior to the CPUH Merger Effective Time, be canceled and cease to exist, and be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Business Combination Agreement, the Compute Health Certificate of Incorporation, the Trust Agreement and

this proxy statement/prospectus. You will be entitled to receive cash for your shares of Compute Health Class A Common Stock only if you properly exercise your right to redeem the shares of Compute Health Class A Common Stock that you will hold upon the CPUH Merger, no later than the close of the vote on the Business Combination Proposals, and deliver your Compute Health Class A Common Stock (either physically or electronically) to the Transfer Agent, prior to on                , 2023, and the Business Combination is consummated.

In order for Public Stockholders to exercise their redemption rights in respect of the Business Combination, Public Stockholders must properly exercise their right to redeem the shares of Compute Health Class A Common Stock that they will hold immediately prior to the CPUH Merger Closing no later than the close of the vote on the Business Combination Proposals and deliver their Compute Health Class A Common Stock (either physically or electronically) to the Transfer Agent, prior to                a.m., Eastern Time on                , 2023. Therefore, the exercise of redemption rights occurs prior to the CPUH Merger. Immediately following the CPUH Merger and the consummation of the Business Combination, Compute Health shall pay Public Stockholders who properly exercise their redemption rights in respect of their shares of Compute Health Class A Common Stock.

Appraisal Rights

Under Section 262 of the DGCL, Compute Health Stockholders or Allurion Stockholders who do not consent to the adoption of the Business Combination Agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid on the amount determined to be “fair value.” Compute Health Stockholders or Allurion Stockholders considering seeking appraisal should be aware that the “fair value” of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Business Combination Agreement if they did not seek appraisal of their shares.

Under Section 262 of the DGCL, any Compute Health Stockholder or Allurion Stockholder that wishes to exercise appraisal rights must, within 20 days after the date of mailing of the notice of their right to demand appraisal, make a written demand for the appraisal of the stockholder’s shares to Compute Health or Allurion, as applicable, and that stockholder must not submit a written consent approving the adoption of the Business Combination Agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal or dissenters’ rights.

Any shares of Compute Health capital stock that are outstanding immediately prior to the CPUH Merger Effective Time and that are held by Compute Health Stockholders who shall have neither voted in favor of the CPUH Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Compute Health capital stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights shall not be converted into, and such stockholders shall have no right to receive, the applicable per share consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses their right to appraisal and payment under the DGCL. Any Compute Health Stockholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of his, her or its Compute Health Dissenting Shares under Section 262 of the DGCL shall thereupon be deemed to have their Compute Health Dissenting Shares converted into, and to have become exchangeable for, as of the CPUH Merger Effective Time, the right to receive the applicable per share consideration of the CPUH Merger, without any interest thereon, upon surrender, if applicable, in the manner provided in the Business Combination Agreement, of the certificate or certificates that formerly evidenced such shares of Compute Health capital stock.

Any shares of Allurion capital stock that are outstanding immediately prior to the Intermediate Merger Effective Time and that are held by Allurion Stockholders who shall have neither voted in favor of the Intermediate Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Allurion capital stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights shall not be converted into, and such stockholders shall have no right to receive, the applicable per share consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses their right to appraisal and payment under the DGCL. Any Allurion Stockholder who fails to perfect or who effectively withdraws or otherwise loses their rights to appraisal of his, her or its Allurion Dissenting Shares under Section 262 of the DGCL shall thereupon be deemed to have his, her or its Allurion Dissenting Shares converted into, and to have become exchangeable for, as of the Intermediate Merger Effective Time, the right to receive the applicable Intermediate Merger per share consideration, without any interest thereon, upon surrender, if applicable, in the manner provided in the Business Combination Agreement, of the certificate or certificates that formerly evidenced such shares of Allurion capital stock.

See Section 262 of the DGCL, which is attached to this proxy statement/prospectus as Annex I.

Proxy Solicitation Costs

Compute Health is soliciting proxies on behalf of the Compute Health Board. This solicitation is being made by mail but also may be made by telephone or in person. Compute Health and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Compute Health will bear the cost of the solicitation.

Compute Health has hired Morrow Sodali to assist in the proxy solicitation process. Compute Health will pay that firm a fee of up to $             plus associated disbursements. Such fee will be paid with non-Trust Account funds.

Compute Health will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Compute Health will reimburse them for their reasonable expenses.

Assistance

If you need assistance voting or completing your proxy card, or if you have questions regarding the Special Meeting, please contact Morrow Sodali, Compute Health’s proxy solicitor, at:

Morrow Sodali

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: CPUH.info@investor.morrowsodali.com

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSALS

Compute Health is asking its stockholders to approve and adopt the Business Combination Agreement and the Business Combination. Compute Health Stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Existing Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and the BCA Amendment, a copy of which is attached as Annex A-1 to this proxy statement/prospectus. Please see the section entitled “The Business Combination Agreement” for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to carefully read the Business Combination Agreement in its entirety before voting on these proposals.

Proposal 1A: The CPUH Merger

Compute Health Stockholders are being asked to approve the CPUH Merger to authorize the merger of Compute Health with and into New Allurion, with New Allurion surviving the CPUH Merger as a publicly listed entity and becoming the sole owner of each Merger Sub.

Proposal 1B: The Intermediate Merger

Compute Health Stockholders are being asked to approve the Intermediate Merger pursuant to which Merger Sub I will merge with and into Allurion, with Allurion surviving the Intermediate Merger as a direct, wholly-owned subsidiary of New Allurion.

Proposal 1C: The Final Merger

Compute Health Stockholders are being asked to approve the Final Merger pursuant to which Allurion will merge with and into Merger Sub II, with Merger Sub II surviving the Final Merger as a direct, wholly-owned subsidiary of New Allurion

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that Compute Health’s entry into the Business Combination Agreement, dated as of February 9, 2023, by and among Compute Health, Merger Sub I, Merger Sub II, New Allurion, and Allurion, as may be amended from time to time (a copy of which is attached to this proxy statement/prospectus as Annex A and Annex A-1), pursuant to which, among other things, the Business Combination will be effected in three steps: (a) on the closing date of the CPUH Merger, Compute Health will merge with and into New Allurion, with New Allurion surviving the CPUH Merger as a publicly listed entity and becoming the sole owner of each Merger Sub; and (b) at least three hours following the consummation of the CPUH Merger, Merger Sub I will merge with and into Allurion, with Allurion surviving the Intermediate Merger as a wholly-owned subsidiary of New Allurion; and (c) thereafter, Allurion will merge with and into Merger Sub II, with Merger Sub II surviving the Final Merger as a wholly-owned subsidiary of New Allurion, and all other transactions contemplated by the Business Combination Agreement be confirmed, ratified and approved in all respects.”

Interests of Compute Health Directors and Officers in the Business Combination

In considering the recommendation of the Compute Health Board to vote in favor of approval of the Business Combination Proposals and each of the other Stockholder Proposals, Compute Health Stockholders should keep in mind that the Sponsor and certain members of the Compute Health Board and officers of Compute Health have interests in such Stockholder Proposals that are different from, or in addition to, those of Compute Health Stockholders generally. In particular:

•	Prior to the consummation of the IPO, on October 16, 2020, the Sponsor purchased 21,562,500 shares of Compute Health Class B Common Stock for an aggregate purchase price of $25,000, or approximately

$0.001 per share. Compute Health subsequently transferred an aggregate of 120,000 shares of Compute Health Class B Common Stock held by the Sponsor to the independent directors of the Compute Health Board. As a result of his resignation as a director of Compute Health on January 29, 2023, Dr. Osama Alswailem forfeited the 30,000 shares of Compute Health Class B Common Stock that had previously been transferred to him. If Compute Health does not consummate a business combination by August 9, 2023 (unless such date is further extended in accordance with the Compute Health Certificate of Incorporation), it would cease all operations except for the purpose of winding-up, redeeming all of the outstanding shares of Compute Health Class A Common Stock for cash, and, subject to the approval of the remaining Compute Health Stockholders and the Compute Health Board, dissolving and liquidating, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, Sponsor’s 21,442,500 shares of Compute Health Class B Common Stock and the independent directors’ 90,000 shares of Compute Health Class B Common Stock would be worthless because, following the redemption of the shares of Compute Health Class A Common Stock, Compute Health would likely have few, if any, net assets and because the holders of Compute Health Class B Common Stock have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Compute Health Class B Common Stock if Compute Health fails to complete a business combination within the required period. Additionally, in such event, the 12,833,333 Compute Health Private Warrants purchased by the Sponsor simultaneously with the consummation of the IPO for an aggregate purchase price of $19,250,000 will also expire worthless. Certain of Compute Health’s directors and executive officers also have a direct or indirect economic interest in such Compute Health Private Warrants.

•

The 2,966,375 shares of New Allurion Common Stock into which the 21,442,500 shares of Compute Health Class B Common Stock and 12,833,333 Compute Health Private Warrants held by the Sponsor and the 90,000 shares of Compute Health Class B Common Stock held by the Additional Class B Holders will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of (i) $         million based upon the closing price of $             per public share on NYSE on            , 2023, the most recent practicable date prior to the date of this proxy statement/prospectus and (ii) $             million, based upon the per share value implied in the Business Combination of $7.04 per share of New Allurion Common Stock. However, given that such shares of New Allurion Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, Compute Health believes such shares have less value. Consequently, because (a) Compute Health’s Public Stockholders purchased the Compute Health Units at $10.00 per unit and (b) the purchase price of the shares of Compute Health Class B Common Stock and Compute Health Private Warrants (following the recapitalization of 21,532,500 shares of Compute Health Class B Common Stock and 12,833,333 Compute Health Private Warrants into 3,029,375 shares of New Allurion Common Stock) was approximately $5.35 per share, the Sponsor and independent directors may earn a positive rate of return even if the share price of New Allurion Common Stock falls significantly below the per share value implied in the Business Combination of $7.04 per share of New Allurion Common Stock and the Public Stockholders of Compute Health experience a negative rate of return.

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The Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to Compute Health Stockholders than liquidate.

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Given the differential in purchase price that the Sponsor paid for the shares of Compute Health Class B Common Stock as compared to the price of the Compute Health Units sold in the IPO and the number of shares of New Allurion Common Stock that the Sponsor will receive upon the CPUH Recapitalization and CPUH Merger, the Sponsor and its affiliates may realize a positive rate of return on such investments even if other Compute Health Stockholders experience a negative rate of return following the Business Combination.

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The Sponsor and its affiliates are active investors across a number of different investment platforms, which Compute Health and the Sponsor believe improved the volume and quality of opportunities that were available to Compute Health. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple investment vehicles. In order to provide the Sponsor with the flexibility to evaluate opportunities across these platforms, the Compute Health Certificate of Incorporation provides that

Compute Health renounces its interest in any business combination opportunity offered to any founder, director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Compute Health and is an opportunity that Compute Health is able to complete on a reasonable basis. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the investment vehicle. Compute Health does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on our search for an acquisition target.

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The Sponsor has made the following working capital loans to Compute Health: (a) on April 6, 2021, a loan in the principal amount of $1,500,000, which Compute Health has fully drawn, (b) on July 28, 2022, a loan in the principal amount of $1,500,000, which Compute Health has fully drawn, and (c) on February 9, 2023, a loan in the principal amount of $4,750,000, of which Compute Health has drawn $3,300,000, each as of the date hereof. Pursuant to the terms of the Business Combination Agreement, at the time of the Intermediate Merger Closing, (i) $2,500,000 of such Sponsor Loans outstanding as of the Closing Date will be repaid at the Closings from funds available in the Trust Account or from proceeds of the PIPE Investment or Revenue Interest Financing (or, if not so paid, by New Allurion), (ii) in the event the there is a Sponsor Loan Excess, the Sponsor Loan Excess, up to an amount not to exceed the Sponsor Loan Equity Conversion Cap, outstanding as of the Closing Date will be converted into shares of New Allurion Common Stock, equivalent in value to the amount of such Sponsor Loan Excess (capped at the Sponsor Loan Equity Conversion Cap), at a price per share of New Allurion Common Stock of $7.04 and (iii) with respect to any Extinguishable Sponsor Loan Excess, such Extinguishable Sponsor Loan Excess will be fully extinguished and forgiven, and Compute Health and New Allurion will have no obligation to pay such excess amounts; provided that Allurion may, in its sole discretion, pursuant to an election made prior to the Closings, repay on the Closing Date some or all of the Sponsor Loan Excess, up to the Sponsor Loan Equity Conversion Cap, in cash.

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Michael Harsh, a director of Compute Health, purchased 10,000 Compute Health Units in Compute Health’s IPO. As a result, he owns 10,000 shares of Class A Common Stock and 2,500 Compute Health Public Warrants. In the IPO Letter Agreement, Mr. Harsh agreed that he would not redeem any shares held by him in connection with the Business Combination.

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The Sponsor purchased 12,833,333 Compute Health Private Warrants, each exercisable to purchase one share of Compute Health Class A Common Stock at $11.50 per share, subject to adjustment, at a price of $1.50 per warrant, that certain directors and officers of Compute Health may be deemed to beneficially own due to their control of the Sponsor, and such Compute Health Private Warrants will expire and be worthless if a business combination is not consummated within 30 months of the consummation of the IPO (unless such date is further extended in accordance with the Compute Health Certificate of Incorporation).

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Compute Health’s existing directors and officers will be eligible for continued indemnification and continued coverage under Compute Health’s directors’ and officers’ liability insurance after the Business Combination.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Compute Health if and to the extent any claims by a vendor for services rendered or products sold to Compute Health, or a prospective target business with which Compute Health has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest, or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of Compute Health’s IPO against certain liabilities, including liabilities under the Securities Act.

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Following consummation of the Business Combination, the Sponsor, Compute Health’s officers and directors and their respective affiliates would be entitled to reimbursement for certain reasonable out-of-pocket expenses related to identifying, investigating, and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Compute Health from time to time, made by the Sponsor or certain of Compute Health’s officers and directors to finance transaction costs in connection with an intended initial business combination. However, if Compute Health fails to consummate a business combination within the required period, the Sponsor and Compute Health’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.

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Pursuant to the Investor Rights Agreement, the holders of Compute Health Common Stock who are parties to the existing registration rights agreement in respect to Compute Health Common Stock held by such holders and certain other stockholders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Allurion Common Stock and New Allurion Warrants held by such parties.

For additional information regarding pre-existing relationships between certain of the parties to the Business Combination Agreement and certain of their affiliates, see the subsections entitled “Risk Factors — Risks Related to the Business Combination and Compute Health — Pre-existing relationships between participants in the Business Combination and the related transactions or their affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination.”

Vote Required for Approval

Approval of the Business Combination Proposals requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Compute Health Common Stock and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, assuming in each case that a quorum is present. Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Business Combination Proposals.

The Business Combination is conditioned upon the approval of the Business Combination Proposals, subject to the terms of the Business Combination Agreement. If the Business Combination Proposals are not approved, the other Stockholder Proposals (except the Adjournment Proposal, as described below) will not be presented to Compute Health Stockholders for a vote. The Business Combination Proposals are also conditioned on the approval of each of the other Required Transaction Proposals. If each of the other Required Transaction Proposals is not approved, the Business Combination Proposals will have no effect, even if approved by the Compute Health Stockholders.

The Sponsor and the Additional Class B Holders have agreed to vote any and all shares of Compute Health Common Stock owned by them in favor of the Business Combination Proposals. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the Compute Health Board

THE COMPUTE HEALTH BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSALS.

PROPOSAL NO. 2 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the Business Combination Proposals are approved, then Compute Health is asking its stockholders to approve the Organizational Documents Proposal. Under the Business Combination Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Business Combination. If, however, the Organizational Documents Proposal is approved but the Business Combination Proposals are not approved, then the Business Combination will not be consummated.

If each of the other Required Transaction Proposals and the Organizational Documents Proposal are each approved and the Business Combination is to be consummated, then the Proposed Charter and the Proposed Bylaws will be substantially in the form set forth on Annex B and Annex C, respectively, and each of the matters contemplated by the Advisory Organizational Documents Proposals will be included in the Proposed Charter or the Proposed Bylaws adopted by New Allurion. The approval or lack thereof of any of the Advisory Organizational Documents Proposals will not affect the effectiveness of the Organizational Documents Proposals if approved by the requisite Compute Health Stockholders.

All Compute Health Stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Organizational Documents Proposal

Each of the Proposed Charter and the Proposed Bylaws was negotiated as part of the Business Combination. The Compute Health Board’s specific reasons for each of the Advisory Organizational Documents Proposals (each of which are included in the Proposed Charter or the Proposed Bylaws) are set forth in the section “Proposal No. 3 — The Advisory Organizational Documents Proposals.”

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that the amended and restated certificate of incorporation and amended and restated bylaws of Allurion Technologies Holdings, Inc. upon consummation of the CPUH Merger (annexed to the proxy statement/prospectus as Annex B and Annex C, respectively), be approved as the amended and restated certificate of incorporation and amended and restated bylaws, respectively, of Allurion Technologies Holdings, Inc., effective upon the effectiveness of the CPUH Merger.”

Vote Required for Approval

Approval of the Organizational Documents Proposal requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Compute Health Common Stock and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, assuming in each case that a quorum is present. Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Organizational Documents Proposal.

Adoption of the Organizational Document Proposal is conditioned on the approval of each of the Required Transaction Proposals at the Special Meeting.

The closing of the Business Combination is conditioned on the approval of each of the Required Transaction Proposals at the Special Meeting.

The Sponsor and the Additional Class B Holders have agreed to vote any and all shares of Compute Health Common Stock owned by them in favor of the Organizational Documents Proposal. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the Compute Health Board

THE COMPUTE HEALTH BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

PROPOSAL NO. 3 — THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

If the Organizational Documents Proposal is approved and the Business Combination is to be consummated, New Allurion will adopt the Proposed Organizational Documents under the DGCL.

As required by SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, Compute Health is requesting that its stockholders vote upon, on a non-binding advisory basis, the Advisory Organizational Documents Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Organizational Documents Proposal. However, the stockholder vote regarding each of the Advisory Organizational Documents Proposals is an advisory vote, and is not binding on Compute Health or the Compute Health Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Documents Proposals (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Documents Proposals, Compute Health intends that the Proposed Charter and the Proposed Bylaws will take effect upon the effectiveness of the CPUH Merger (assuming approval of the Organizational Documents Proposal).

Compute Health Stockholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Compute Health Certificate of Incorporation, which are being presented as seven separate sub-proposals:

•	Advisory Organizational Documents Proposal A — to change the corporate name of New Allurion to “Allurion Technologies, Inc.” from and after the time of the Business Combination;

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Advisory Organizational Documents Proposal B — to increase New Allurion’s capitalization so that it will have 1,000,000,000 authorized shares of New Allurion Common Stock and 100,000,000 authorized shares of New Allurion Preferred Stock;

•	Advisory Organizational Documents Proposal C — to divide the New Allurion Board into three classes with staggered three-year terms;

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Advisory Organizational Documents Proposal D — to provide that the removal of any director be only for cause and only by the affirmative vote of holders of at least 66 2/3% of New Allurion’s then-outstanding shares of capital stock entitled to vote at an election of directors;

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Advisory Organizational Documents Proposal E — to not include in the Proposed Charter any requirement that New Allurion be dissolved and liquidated 30 months following the closing of its initial public offering, and to not include in the Proposed Charter provisions applicable only to blank check companies;

•	Advisory Organizational Documents Proposal F — to provide that New Allurion stockholders may only act by holding a stockholders meeting; and

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Advisory Organizational Documents Proposal G — to provide that the New Allurion Board would be expressly authorized to adopt, amend, alter or repeal the Proposed Bylaws on an affirmative vote of the majority of directors. In addition, to provide that the Proposed Bylaws could be amended or repealed by New Allurion stockholders by the affirmative vote of the holders of at least 66 2/3% of the then-outstanding shares of capital stock of New Allurion entitled to vote on such amendment or repeal, voting together as a class; unless the New Allurion Board recommends that New Allurion stockholders approve such amendment or repeal at such meeting of New Allurion stockholders, in which case such amendment or repeal shall only require the affirmative vote of the majority of outstanding shares of capital stock of New Allurion entitled to vote on such amendment or repeal, voting together as a single class.

Reasons for the Organizational Documents Proposals

In the judgment of the Compute Health Board, the Organizational Documents Proposals are desirable for the following reasons:

•	it is desirable to rename the new public entity to reflect the Business Combination with Allurion and the combined business going forward;

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it is desirable that New Allurion have a greater number of authorized number of shares of capital stock as it allows New Allurion to have available for issuance a number of authorized shares of New Allurion Common Stock and New Allurion Preferred Stock sufficient (i) to support growth and flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions) and (ii) to be issued as consideration for the Business Combination and the other transactions contemplated by this proxy statement/prospectus; and for any other corporate proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock plans. The Compute Health Board believes that these additional shares will provide New Allurion with the needed flexibility to issue shares in the future in a timely manner and under circumstances considered favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance;

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it is desirable to divide the New Allurion Board into three classes of directors with staggered terms of office to account for the increase in the size of the New Allurion Board to seven members and to provide for continuity in the New Allurion Board. A classified board makes it more difficult for the stockholders to replace the New Allurion Board and for another party to obtain control of New Allurion by replacing members of the New Allurion Board. Because the New Allurion Board will have the power to retain and discharge New Allurion’s officers, this provision could also make it more difficult for existing stockholders or another party to effect a change in New Allurion’s management;

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it is desirable to provide that the voting threshold required to remove a director from the New Allurion Board be at least 66 2/3% of New Allurion’s then-outstanding shares of capital stock entitled to vote at an election of directors (subject to the rights, if any, of any series of undesignated preferred stock to elect directors and to remove any director whom the holders of any such series have the right to elect), in order to help facilitate corporate governance stability by requiring broad stockholder consensus to effect corporate governance changes, protect minority stockholder interests and enable the New Allurion Board to preserve and maximize value for all stockholders in the context of an opportunistic and unsolicited takeover attempt;

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it is desirable to not include provisions that relate to the operation of New Allurion as a blank check company prior to the consummation of its initial business combination because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time);

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eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend the Proposed Organizational Documents outside of a duly called special or annual meeting of the stockholders of New Allurion. Further, the Compute Health Board believes limiting stockholders’ ability to act by written consent will reduce the time and effort the New Allurion Board and New Allurion’s management would need to devote to stockholder proposals, which time and effort could distract New Allurion’s directors and management from other important company business; and

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it is desirable to allow the New Allurion Board to adopt, amend or repeal the Proposed Bylaws on the affirmative vote of a majority of directors, and to require the affirmative vote of holders of at least 66 2/3% of the New Allurion’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to or repeal of the Proposed Bylaws not approved by the New Allurion Board in order to protect key provisions of the Proposed Bylaws from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Notwithstanding the foregoing, certain of the Advisory Organizational Document Proposals may make it more difficult or discourage an attempt to obtain control of New Allurion and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Allurion’s securities. If, in the due exercise of its fiduciary obligations, for example, the New Allurion Board was to determine that a takeover proposal was not in the best interests of New Allurion, shares could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New Allurion to have the flexibility to authorize the issuance of shares in the future for financing its business, acquiring other businesses, forming strategic partnerships and alliances and stock dividends and stock splits. Neither of Compute Health or New Allurion currently has any such plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Resolutions to be Voted Upon

The full text of the resolutions to be proposed are as follows:

“RESOLVED, that the material differences between the Compute Health Existing Organizational Documents and the Proposed Organizational Documents as described in Proposals 3A-G in the proxy statement/prospectus be and are hereby approved and adopted.”

Vote Required for Approval

Approval of each of the Advisory Organizational Documents Proposals requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Compute Health Common Stock and (ii) a majority of the outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, assuming in each case that a quorum is present. Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” each of the Advisory Organizational Documents Proposals.

Adoption of each of the Advisory Organizational Documents Proposals is conditioned on the approval of the Business Combination Proposals, the Organizational Documents Proposal, the Equity Incentive Plan Proposal and the Exchange Proposal at the Special Meeting.

Although Compute Health is seeking a Compute Health Stockholders vote regarding the Advisory Organizational Documents Proposals, a vote for such proposal is an advisory vote, and is not binding on Compute Health or the Compute Health Board, and is not a condition to the closing of the Business Combination.

The Sponsor and the Additional Class B Holders have agreed to vote any and all of the shares of Compute Health Common Stock owned by them in favor of each of the Advisory Organizational Documents Proposals. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the Compute Health Board

THE COMPUTE HEALTH BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

PROPOSAL NO. 4 — THE EXCHANGE PROPOSAL

Overview

In connection with the Business Combination, the Compute Health Stockholders are being asked to approve, for purposes of complying with applicable listing rules of the NYSE: (a) the issuance of up to 37,812,000 shares of New Allurion Common Stock (together with the reservation of additional shares of New Allurion Common Stock for issuance in respect of certain New Allurion Warrants, New Allurion Options, and New Allurion RSU Awards issued in exchange for outstanding Allurion Warrants, Allurion Options, and Allurion RSU Awards, respectively) in the Intermediate Merger in accordance with the terms of the Business Combination Agreement; (b) the issuance and sale of 5,386,695 shares of New Allurion Common Stock in the PIPE Investment to the PIPE Investors; (c) the issuance of up to 3,602,114 shares of New Allurion Common Stock to the Sponsor and the Additional Class B Holders assuming the minimum number of shares of Compute Health Class A Common Stock (as defined below) are contributed by the Sponsor to Compute Health pursuant to the Sponsor Contribution Agreement; (d) the issuance of 13,101,132 shares of New Allurion Common Stock to the Public Stockholders; (e) up to 1,500,000 shares of New Allurion Common Stock, in the aggregate, to RTW and Fortress or its affiliates pursuant to the Backstop Agreement, Amended and Restated RTW Side Letter or the Term Loan Credit Agreement, as applicable; (f) up to 1,600,000 shares of New Allurion Common Stock pursuant to HVL’s Termination Agreement, and (g) up to 9,000,000 shares of New Allurion Common Stock to the Eligible Allurion Equityholders if certain share price thresholds are achieved within five years after the effectiveness of the Resale Registration Statement.

Why Compute Health Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.

Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including (unless one or more exceptions in Rule 312.03 of NYSE Listed Company Manual apply) (a) if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance or such shares have voting power equal to or in excess of 20% of the voting power outstanding before the issuance, (b) if such issuance is to a Related Party (as defined in Rule 312.03 of the NYSE Listed Company Manual) and the number of shares of common stock to be issued exceeds one percent of the number of shares of common stock outstanding before the issuance or (c) if such issuance will result in a change of control of the issuer. The shares of New Allurion Common Stock issuable pursuant to the Business Combination Agreement and in the related transactions described above under “Overview” will represent greater than 20% of the number of shares of New Allurion Common Stock before such issuance, includes issuances to a Related Party and will result in a change in control. As a result, stockholder approval of the issuance of shares New Allurion Common Stock issuable pursuant to the Business Combination Agreement and in the related transactions is required under the NYSE regulations.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that, for the purposes of complying with the applicable NYSE listing rules, the issuance of shares of New Allurion Common Stock, including to the PIPE Investors, RTW, Fortress, HVL and Related Parties (as defined in Rule 312.03 of the NYSE Listed Company Manual) of Compute Health Acquisition Corp. pursuant to the PIPE Subscription Agreements, the Amended and Restated RTW Side Letter, the Fortress Letter Agreement, HVL’s Termination Agreement, the Backstop Agreement and the Business Combination Agreement be confirmed, ratified and approved in all respects.”

Vote Required for Approval

Approval of the Exchange Proposal requires the affirmative vote of a majority of the (i) votes cast by the holders of Compute Health Common Stock present in person, online or represented by proxy at the Special

Meeting and entitled to vote thereon and (ii) outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, in each case assuming a quorum is present. Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Exchange Proposal.

Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Exchange Proposal.

The Business Combination is conditioned upon the approval of the Exchange Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Exchange Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Exchange Proposal will not be effected.

The Sponsor and the Additional Class B Holders have agreed to vote any and all of the shares of Compute Health Common Stock owned by them in favor of the Exchange Proposal. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the Compute Health Board

THE COMPUTE HEALTH BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE EXCHANGE PROPOSAL.

PROPOSAL NO. 5 — THE EQUITY INCENTIVE PLAN PROPOSAL

Overview

In this Equity Incentive Plan Proposal, Compute Health is asking its stockholders to approve the Allurion Technologies, Inc. 2023 Stock Option and Incentive Plan, referred to herein as the “2023 Equity Incentive Plan.” The New Allurion Board intends to adopt the 2023 Equity Incentive Plan prior to the Special Meeting, in substantially the form of Annex G attached hereto, subject to the requisite stockholder approval at the Special Meeting. If the requisite Compute Health Stockholders approve this proposal, the 2023 Equity Incentive Plan will become effective on the consummation of the Business Combination and will be used by New Allurion following the consummation of the Business Combination.

The 2023 Equity Incentive Plan is intended to replace the Allurion Equity Plans, which New Allurion will assume in the Business Combination. Following the consummation of the Business Combination, no additional stock awards will be granted under the Allurion Equity Plans, although all outstanding stock awards granted under the Allurion Equity Plans, immediately prior to the consummation of the Business Combination, will be assumed by New Allurion and generally will continue to be subject to the terms and conditions as set forth under the Allurion Equity Plans and in the agreements evidencing such stock awards.

The Compute Health Board believes that the approval of the 2023 Equity Incentive Plan by the Compute Health Stockholders will benefit the compensation structure and strategy of New Allurion. New Allurion’s ability to attract, retain and motivate top quality management, employees, partners, consultants, advisors and non-employee directors is material to its success, and the Compute Health Board has concluded that this would be enhanced by the ability to make grants under the 2023 Equity Incentive Plan.

Set forth below is a summary of the material terms of the 2023 Equity Incentive Plan. This summary is qualified in its entirety by reference to the complete text of the 2023 Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex G. We urge our stockholders to read carefully the entire 2023 Equity Incentive Plan before voting on this proposal.

The 2023 Equity Incentive Plan is expected to become effective upon the consummation of the Business Combination.

General Information

The purpose of the 2023 Equity Incentive Plan is to: (i) provide a means whereby New Allurion can secure and retain the services of employees, directors and consultants, (ii) provide incentives for such persons to exert maximum efforts for the success of New Allurion and its affiliates, (iii) provide a means by which such persons may be given an opportunity to benefit from increases in value of New Allurion Common Stock through the granting of awards under the 2023 Equity Incentive Plan and (iv) align the long-term financial interests of such persons with the financial interests of our stockholders.

Approval of the 2023 Equity Incentive Plan by the Compute Health Stockholders is required, among other things, in order to: (i) comply with the NYSE rules requiring stockholder approval of equity compensation plans and (ii) allow the grant of incentive stock options (“ISOs”) to participants under the 2023 Equity Incentive Plan. If this Equity Incentive Plan Proposal is approved by requisite Compute Health Stockholders, the 2023 Equity Incentive Plan will become effective as of the date of the Closings. In the event that the requisite Compute Health Stockholders do not approve this proposal, the 2023 Equity Incentive Plan will not become effective.

Approval of the 2023 Equity Incentive Plan and New Allurion’s equity compensation program, as implemented under the 2023 Equity Incentive Plan, will allow New Allurion to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. It is critical to New Allurion’s long-term success that the interests of employees and other service providers are tied to its success as “owners” of the business. Approval of the 2023 Equity Incentive Plan will allow New Allurion to grant stock options, restricted stock unit awards and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for New Allurion’s success and ultimately increase stockholder value. The 2023 Equity Incentive Plan allows New Allurion to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, unrestricted stock awards and other stock awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for New Allurion.

If the request to approve the 2023 Equity Incentive Plan is approved by the New Allurion Board and New Allurion stockholders, subject to the approval of Compute Health Stockholders, there will be a number of shares of New Allurion Common Stock equal to 11% of the fully diluted number of shares of New Allurion Common Stock issued and outstanding immediately after the Closings, less any New Allurion Common Stock that is the subject of Rollover Options and Rollover RSU Awards, available for grant under the 2023 Equity Incentive Plan. In addition, as further described below under “Description of the 2023 Equity Incentive Plan — Authorized Shares,” the share reserve is subject to annual increases on January 1, 2024 and each January 1 thereafter of up to 5% of the shares of New Allurion Common Stock issued and outstanding on the immediately preceding December 31 (or a lesser number determined by the New Allurion Board or its compensation committee). The Compute Health Board believes this pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.

Summary of Material Features of the 2023 Equity Incentive Plan

The material features of the 2023 Equity Incentive Plan include:

•

The maximum number of shares of New Allurion Common Stock reserved and available for issuance under the 2023 Equity Incentive Plan will equal 11% of the fully diluted outstanding shares of New Allurion Common Stock as of immediately following the closing of the Business (subject to adjustment as further described below under “Description of the 2023 Equity Incentive Plan — Authorized Shares”). In addition, the number of shares of New Allurion Common Stock reserved and available for issuance under the 2023 Equity Incentive Plan will automatically increase on January 1, 2024 and each January 1 thereafter through January 1, 2033, by 5% of the number of fully diluted outstanding shares of New Allurion Common Stock as of the immediately preceding December 31 or such lesser amount as determined by the New Allurion Board or its compensation committee;

•

the award of stock options (both incentive and non-qualified stock options), stock appreciation rights, restricted stock units, restricted stock awards, unrestricted stock awards, cash-based awards, and dividend equivalent rights is permitted;

•

the value of all awards awarded under the 2023 Equity Incentive Plan and all other cash compensation paid by New Allurion to any non-employee director in any calendar year may not exceed $750,000 (or $1,000,000 for the year in which a non-employee director is first appointed or elected to the New Allurion Board);

•	any material amendment to the 2023 Equity Incentive Plan is subject to approval by New Allurion’s stockholders; and

•	the term of the 2023 Equity Incentive Plan will expire on the tenth anniversary of the date on which the 2023 Equity Incentive Plan is approved by the New Allurion Board.

Description of the 2023 Equity Incentive Plan

A summary description of the material features of the 2023 Equity Incentive Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2023 Equity

Incentive Plan and is qualified by reference to the 2023 Equity Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex G and incorporated by reference in its entirety. Compute Health Stockholders should refer to the 2023 Equity Incentive Plan for more complete and detailed information about the terms and conditions of the 2023 Equity Incentive Plan.

Eligibility. Any individual who is an employee of New Allurion or any of its affiliates, or any person who provides services to New Allurion or its affiliates, including members of the New Allurion Board, is eligible to receive awards under the 2023 Equity Incentive Plan at the discretion of the plan administrator. If this Equity Incentive Plan Proposal is approved by the requisite Compute Health Stockholders, all of New Allurion’s employees, non-employee directors and consultants will be eligible to receive awards following the Closings. When the Business Combination closes, New Allurion is expected to have approximately 265 employees, six non-employee directors and 38 consultants who will be eligible to receive awards under the 2023 Equity Incentive Plan.

Awards. The 2023 Equity Incentive Plan provides for the grant of ISOs, within the meaning of Section 422 of the Code, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, unrestricted stock awards, cash-based awards and dividend equivalent rights to employees, non-employee directors and consultants of New Allurion or any of its affiliates.

Authorized Shares. The shares of New Allurion Common Stock that New Allurion issues under the 2023 Equity Incentive Plan will be authorized but unissued shares or shares that New Allurion reacquires. Subject to adjustment as set forth in the 2023 Equity Incentive Plan, the maximum number of shares of New Allurion Common Stock reserved and available for issuance under the 2023 Equity Incentive Plan will equal the sum of (i) 11% of the fully diluted outstanding shares of New Allurion Common Stock as of immediately following the closing of the Business, plus (ii) shares of New Allurion Common Stock that are subject to awards granted under the Allurion Equity Plans prior to the consummation of the Business Combination but which, after the 2023 Equity Incentive Plan becomes effective, are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by New Allurion prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise). In addition, the number of shares of New Allurion Common Stock reserved for issuance under the 2023 Equity Incentive Plan will automatically increase on January 1, 2024 and each January 1 of thereafter through January 1, 2033, in an amount equal to (1) 5% of the number of fully diluted outstanding shares of New Allurion Common Stock as of the immediately preceding December 31, or (2) a lesser number of shares of New Allurion Common Stock determined by the New Allurion Board or its compensation committee (the “Annual Increase”). Subject to such overall share limits, the maximum number of shares of New Allurion Common Stock that may be issued on the exercise of ISOs under the 2023 Equity Incentive Plan shall not exceed 9,000,000 shares of New Allurion Common Stock, cumulatively increased on January 1, 2024 and each January 1 thereafter by the lesser of the Annual Increase or 9,000,000 shares of New Allurion Common Stock. As of the record date, the closing price of Compute Health Class A Common Stock as reported on the NYSE was $         per share.

Shares subject to stock awards granted under the 2023 Equity Incentive Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under the plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation also do not reduce the number of shares available for issuance under the 2023 Equity Incentive Plan. If any shares of New Allurion Common Stock issued pursuant to a stock award or Rollover Option or Rollover RSU Award are forfeited back to or repurchased or reacquired by New Allurion (1) because of the failure to vest, (2) to satisfy the exercise, strike or purchase price, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2023 Equity Incentive Plan.

Non-Employee Director Compensation Limit. The value of all awards awarded under the 2023 Equity Incentive Plan and all other cash compensation paid by New Allurion to any non-employee director in any calendar year may not exceed $750,000 (or $1,000,000 for the year in which a non-employee director is first appointed or elected to the New Allurion board of directors).

Plan Administration. The New Allurion Board, or a duly authorized committee thereof, will administer the 2023 Equity Incentive Plan and is referred to as the “plan administrator” herein. The New Allurion Board (or committee thereof) may also delegate to one or more of New Allurion’s officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2023 Equity Incentive Plan, the New Allurion Board (or an authorized delegate) has the authority to determine award recipients, grant dates, the numbers and types of awards to be granted, the applicable fair market value in a manner consistent with the Code, and the provisions of each award, including the period of exercisability, the vesting schedule applicable to a stock award and the number of shares of stock to be covered by any award.

Under the 2023 Equity Incentive Plan, the New Allurion Board also generally has the authority to effect, without the approval of stockholders but with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the acceleration of exercisability or vesting of all or any portion of any award, cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under GAAP.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. Options granted under the 2023 Equity Incentive Plan will be NSOs if they fail to qualify as ISOs or exceed the annual limit on ISOs. ISOs may only be granted to employees of New Allurion and its subsidiaries. NSOs may be granted to any persons eligible to receive awards under the 2023 Equity Incentive Plan. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2023 Equity Incentive Plan, provided that the exercise price of a stock option generally shall not be less than 100% of the fair market value of a share of New Allurion Common Stock on the date of grant, unless in the case of an ISO granted to an employee who owns or is deemed to own more than 10 percent of the combined voting power of all classes of stock of New Allurion or any parent or subsidiary corporation, in which case the exercise price shall not be less than 110% of the fair market value of a share of New Allurion Common Stock on the date of grant. Options granted under the 2023 Equity Incentive Plan vest at the rate and under the terms specified in the stock option agreement as determined by the plan administrator. In any event, the exercise price of a stock option may not be reduced after the date of the option grant without stockholder approval, other than to appropriately reflect changes in New Allurion’s capital structure.

The plan administrator determines the term of stock options granted under the 2023 Equity Incentive Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Allurion or any of New Allurion’s affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Allurion or any of New Allurion’s affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Allurion or any of New Allurion’s affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of New Allurion Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, certified or bank check or other instrument acceptable to the plan administrator, (2) the tender of shares of New Allurion Common Stock previously owned by the optionholder that are not then subject to any restrictions under any equity incentive plan, or (3) a net exercise of the option if it is an NSO.

Unless the plan administrator provides otherwise, awards are generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of New Allurion Common Stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of New Allurion’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Allurion’s total combined voting power or that of any of New Allurion’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration (including services) that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, to the extent explicitly provided in the award certificate, delivery of shares of New Allurion Common Stock, a combination of cash and shares of New Allurion Common Stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested shall be automatically forfeited once the participant’s continuous service with New Allurion or its affiliates ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to New Allurion or its affiliates, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with New Allurion ends for any reason, any or all of the shares of New Allurion Common Stock held by the participant that have not vested as of the date the participant terminates service with New Allurion or any of its affiliates shall automatically and without any requirement of notice to the participant be deemed to have been reacquired by New Allurion through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally shall not be less than 100% of the fair market value of New Allurion Common Stock on the date of grant, unless granted (i) pursuant to a transaction described in, and a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant, or (iii) if the stock appreciation right is otherwise compliant with Section 409A of the Code. A stock appreciation right granted under the 2023 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of New Allurion Common Stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2023 Equity Incentive Plan, up to a maximum of ten years.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to New Allurion Common Stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in the capital structure of New Allurion, such as a stock split, reverse stock split, recapitalization, or other similar change, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2023 Equity Incentive Plan, (2) the class of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2023 Equity Incentive Plan upon the consummation of a Sale Event (as defined in the 2023 Equity Incentive Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with New Allurion or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

Upon the consummation of a Sale Event, any stock awards outstanding under the 2023 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by New Allurion with respect to the stock award may be assigned to New Allurion’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such awards, then (i) with respect to any such awards, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions will be accelerated in full as of the effective time of the Sale Event (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting may accelerate in the plan administrator’s discretion or to the extent specified in the relevant award certificate) to a date prior to the effective time of the Sale Event (contingent upon the effectiveness of the Sale Event), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the Sale Event, and any reacquisition or repurchase rights held by New Allurion with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the Sale Event, except that any reacquisition or repurchase rights held by New Allurion with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the Sale Event.

In the event a stock award will terminate if not exercised prior to the effective time of a Sale Event, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of New Allurion Common Stock in connection with the Sale Event, over (ii) any per share exercise price payable by such holder, if applicable.

Plan Amendment or Termination. The New Allurion Board has the authority to amend, suspend, or terminate the 2023 Equity Incentive Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of New Allurion’s stockholders. No ISOs may be granted after the tenth anniversary of the date the New Allurion Board adopts the 2023 Equity Incentive Plan. No stock awards may be granted under the 2023 Equity Incentive Plan while it is suspended or after it is terminated.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and New Allurion with respect to participation in the 2023 Equity Incentive Plan, which will not become effective until the

Closing Date. No awards will be issued under the 2023 Equity Incentive Plan prior to the Closing Date. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax advisor regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 2023 Equity Incentive Plan. The 2023 Equity Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. New Allurion’s ability to realize the benefit of any tax deductions described below depends on New Allurion’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of New Allurion’s tax reporting obligations.

Nonstatutory Stock Options. Generally, there is no taxation upon the grant of a NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by New Allurion or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Allurion will generally be entitled to a tax deduction equal to the taxable ordinary income recognized by the participant.

Incentive Stock Options. The 2023 Equity Incentive Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a “disqualifying disposition,” the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price (or, if less, the amount realized on a sale of such shares). However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. New Allurion is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, New Allurion will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or New Allurion timely satisfies its reporting requirements with respect to that amount. Generally, an ISO will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability).

Restricted Stock Awards. Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the IRS, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Allurion will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards. Generally, the recipient of a restricted stock unit award will generally recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Allurion will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights. Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon exercise. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Allurion will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Tax Consequences to New Allurion

Compensation of Covered Employees. The ability of New Allurion to obtain a deduction for amounts paid under the 2023 Equity Incentive Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits New Allurion’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1.0 million.

Golden Parachute Payments. The ability of New Allurion (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2023 Equity Incentive Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

No awards have been previously granted under the 2023 Equity Incentive Plan and no awards have been granted that are contingent on stockholder approval of the 2023 Equity Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the 2023 Equity Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.

Interests of Compute Health’s Directors and Officers in the Equity Incentive Plan Proposal

When you consider the recommendation of the Compute Health Board in favor of approval of the 2023 Equity Incentive Plan, you should keep in mind that certain members of the Compute Health Board and officers have interests in the 2023 Equity Incentive Plan that are different from, or in addition to, your interests as a stockholder because they may in the future receive awards under the 2023 Equity Incentive Plan. See the subsection entitled “Summary — Information About the Parties to the Business Combination — Interests of Compute Health Directors and Officers in the Business Combination.”

Registration With the SEC

If the proposal for the 2023 Equity Incentive Plan is approved by the requisite Compute Health Stockholders and becomes effective, subject to the approval of the New Allurion Board and New Allurion stockholder, New Allurion intends to file a Registration Statement on Form S-8 relating to the issuance of shares of New Allurion Common Stock under the 2023 Equity Incentive Plan with the SEC pursuant to the Securities Act as soon as reasonably practicable after consummation of the Business Combination, to the extent permitted by applicable law.

Equity Compensation Plan Information

As of March 31, 2023, New Allurion had no compensation plans (including individual compensation arrangements) under which equity securities of New Allurion were authorized for issuance.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the Allurion Technologies, Inc. 2023 Stock Option and Incentive Plan (annexed to the proxy statement/prospectus as Annex G) be approved and adopted in all respects.”

Vote Required for Approval

Approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the (i) votes cast by the holders of Compute Health Common Stock present in person, online or represented by proxy at the Special Meeting and entitled to vote thereon and (ii) outstanding shares of Compute Health Class A Common Stock, voting separately as a single class, assuming in each case that a quorum is present. Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have the same effect as a vote “AGAINST” the Equity Incentive Plan Proposal.

Approval of the Equity Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposals, the Organizational Documents Proposal, and the Exchange Proposal at the Special Meeting.

The Sponsor and the Additional Class B Holders have agreed to vote any and all of the shares of Compute Health Common Stock owned by them in favor of the Equity Incentive Plan Proposal. See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the Compute Health Board

THE COMPUTE HEALTH BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 6 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow the Compute Health Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Required Transaction Proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived. In no event will the Compute Health Board adjourn the Special Meeting or consummate the Mergers beyond the date by which it may properly do so under the Compute Health Certificate of Incorporation and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by the requisite Compute Health Stockholders, the Compute Health Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Required Transaction Proposals, or if we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived. If Compute Health does not consummate the Business Combination by August 9, 2023 (unless such date is further extended in accordance with the Compute Health Certificate of Incorporation) for any reason, Compute Health may search for another target business with which to complete a business combination or may decide to dissolve and liquidate, subject in to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. If Compute Health does not complete the Business Combination and fails to complete an initial business combination by August 9, 2023 (unless such date is further extended in accordance with the Compute Health Certificate of Incorporation), Compute Health must redeem 100% of the outstanding shares of Compute Health Class A Common Stock, at a per share price, payable in cash, equal to the amount then held in the Trust Account (less taxes paid or payable, if any, and up to $100,000 of interest to pay dissolution expenses) divided by the number of then-outstanding shares of Compute Health Class A Common Stock.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, that the adjournment of the Special Meeting to a later date or dates to be determined by the chairman of the Special Meeting, if necessary, to permit the further solicitation and vote of proxies be confirmed, ratified and approved in all respects.”

Vote Required for Approval

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of Compute Health Common Stock present in person, online or represented by proxy at the Special Meeting and entitled to vote thereon, assuming that a quorum is present. Failure to vote by proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the outcome of the vote on the Adjournment Proposal.

The Sponsor and the Additional Class B Holders have agreed to vote any and all of the shares of Compute Health Class B Common Stock and any other shares of Compute Health stock owned by them in favor of the Adjournment Proposal (if necessary). See the subsection entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement.”

Recommendation of the Compute Health Board

THE COMPUTE HEALTH BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

General

Compute Health is furnishing this proxy statement/prospectus to Compute Health Stockholders as part of the solicitation of proxies by the Compute Health Board for use at the Special Meeting to be held on             , 2023, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to Compute Health Stockholders on or about             , 2023 in connection with the vote on the Stockholder Proposals. This proxy statement/prospectus provides Compute Health Stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on             , 2023, at          a.m., Eastern Time, at                 . Compute Health encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting                 . You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing                 .

THE WARRANT HOLDERS MEETING

The Compute Health Warrant Holders Meeting

Compute Health is furnishing this proxy statement/prospectus to its warrant holders as part of the solicitation of proxies by the Compute Health Board for use at the Warrant Holders Meeting to be held on             , 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Compute Health Warrant Holders on or about                 , 2023. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Warrant Holders Meeting.

Date, Time and Place of Warrant Holders Meeting

The Warrant Holders Meeting will be held at          a.m., Eastern Time, on                 , 2023. For the purposes of the Compute Health Certificate of Incorporation, the physical place of the meeting will be                 . Compute Health encourages you to use remote methods of attending the Warrant Holders Meeting or to attend via proxy. You may attend the Warrant Holders Meeting and vote your Compute Health Public Warrants electronically during the Warrant Holders Meeting via live webcast by visiting                 . You will need the meeting control number that is printed on your proxy card to enter the Warrant Holders Meeting. You may also attend the meeting telephonically by dialing                 .

Purpose of the Special Meeting

At the Warrant Holders Meeting, Compute Health is asking Compute Health Warrant Holders to:

•

consider and vote upon a proposal to (i) amend the anti-dilution provisions of the Warrant Agreement by deleting section 4.5 of the Warrant Agreement, (ii) provide that, in connection with the Business Combination, each of the outstanding Compute Health Public Warrants, which currently entitle the holder thereof to purchase one share of Compute Health Class A Common Stock at an exercise price of $11.50 per share, will become exercisable for 1.420455 shares of New Allurion Common Stock at an exercise price of $11.50 per share, (iii) provide that, upon the completion of the Business Combination, each Compute Health Warrant Holder will be issued one-half of one New Allurion Public Warrant for each outstanding Compute Health Public Warrant held by such holder, and (iv) amend the term of the Compute Health Warrants such that they will expire six years after the consummation of the Business Combination, or earlier upon redemption or liquidation; and

•

consider and vote upon a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, the Warrant Amendment Proposal would not be duly approved and adopted by the requisite holders of each of the Compute Health Public Warrants and the Compute Health Private Warrants.

Recommendation of Compute Health Board of Directors

The Compute Health Board unanimously recommends that Compute Health Warrant Holders vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal (as applicable), in each case, if presented to the Warrant Holders Meeting.

The existence of financial and personal interests of certain directors of the Compute Health Board may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Compute Health and its warrant holders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that Compute Health Warrant Holders vote for the proposals. In considering the recommendations of the Compute Health Board in favor of the above proposals, it is important to keep in mind that, aside from their interests as warrant holders of Compute Health, the Sponsor and certain Compute Health directors and officers have interests in the Business Combination that are different from, or in addition to, other Compute Health Warrant Holders generally. For additional information see “The Business Combination — Interests of Directors, Managers and Officers in the Business Combination — Interests of the Directors and Officers of Compute Health.”

Record Date and Voting Power

You will be entitled to vote or direct votes to be cast at the Warrant Holders Meeting if you owned Compute Health Warrants at the close of business on July 3, 2023, which is the record date for the Warrant Holders Meeting.

You are entitled to one vote for each Compute Health Warrant that you owned as of the close of business on the record date. If your Compute Health Warrants are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the Compute Health Warrants you beneficially own are properly counted. On the record date, there were approximately Compute Health Warrants outstanding.

Quorum

A quorum of Compute Health Warrant Holders is necessary to hold the Warrant Holders Meeting. The presence, in person or by proxy, Compute Health Warrant Holders representing at least 50% of each of (i) the Compute Health Public Warrants and (ii) the Compute Health Private Warrants issued and outstanding on the record date and entitled to vote on the Warrant Holder Proposals to be considered at the Warrant Holders Meeting will constitute a quorum for the Warrant Holders Meeting.

Voting Your Warrants

Each Compute Health Warrant that you own in your name entitles you to one vote on each of the Warrant Holder Proposals. Your one or more proxy cards show the number of Compute Health Warrants that you own. There are several ways to vote your warrants:

•

You can vote your warrants by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your warrants are represented and voted at the Warrant Holders Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your warrants as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your warrants, your warrants will be voted as recommended by the Compute Health Board. The Compute Health Board of directors recommends voting “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal.

•

You can attend the Warrant Holders Meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive. However, if your warrants are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way to ensure that the broker, bank or nominee has not already voted your warrants.

Who Can Answer Your Questions About Voting Your Warrants

If you have any questions about how to vote or direct a vote in respect of your Compute Health Warrants, you may call Morrow Sodali, Compute Health’s proxy solicitor, at                      (toll free) or Banks and Brokerage Firms, please call collect:                     .

Vote Required for Proposals

The approval of the Warrant Amendment Proposal requires the affirmative vote “FOR” the proposal by the holders of at least 50% of each of (i) the outstanding Compute Health Public Warrants and (ii) the outstanding Compute Health Private Warrants entitled to vote at the Warrant Holders Meeting on the Warrant Amendment Proposal. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will count as a vote cast “AGAINST” the Warrant Amendment Proposal.

The approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of at least 50% of the votes cast by each of (i) the holders of Compute Health Public Warrants and (ii) the holders of the Compute Health Private Warrants, present in person, online or represented by proxy and entitled to vote at the Warrant Holders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Warrant Holders Meeting and will have no effect on the outcome on the Warrant Holders Adjournment Proposal. If Compute Health does not consummate the Business Combination and fails to complete an initial business combination by August 9, 2023, unless Compute Health seeks and receives stockholder approval for an amendment to the Compute Health Certificate of Incorporation extending the August 9, 2023 date to a later date, Compute Health will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the Public Stockholders and the Compute Health Public Warrants would expire worthless.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes are considered present for the purposes of establishing a quorum but will have the same effect as a vote cast “AGAINST” the Warrant Amendment Proposal. Abstentions and broker non-votes will have no effect on the outcome of the Warrant Holders Adjournment Proposal.

Revocability of Proxies

If you give a proxy, you may revoke it at any time before the Warrant Holders Meeting or at such meeting by doing any one of the following:

•	you may send another proxy card with a later date;
•

you may notify Compute Health’s Secretary in writing to Compute Health Acquisition Corp., 1100 North Market Street, 4th Floor, Wilmington, DE 19890, before the Warrant Holders Meeting that you have revoked your proxy; or

•	you may attend the Warrant Holders Meeting, revoke your proxy, and vote in person, as indicated above.

Appraisal Rights

Appraisal rights are not available to holders of Compute Health Warrants in connection with the Business Combination.

Solicitation of Proxies

Compute Health is soliciting proxies on behalf of the Compute Health Board. This solicitation is being made by mail but also may be made by telephone or in person. Compute Health and its directors, officers and employees may also solicit proxies in person. Compute Health will bear the cost of the solicitation.

Compute Health has hired Morrow Sodali to assist in the proxy solicitation process. Compute Health will pay that firm a fee of $                , plus disbursements. Compute Health will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Compute Health will also reimburse Morrow Sodali for its reasonable expenses.

PROPOSALS TO BE CONSIDERED BY COMPUTE HEALTH’S WARRANT HOLDERS

WARRANT HOLDER PROPOSAL 1:

THE WARRANT AMENDMENT PROPOSAL

This section of this proxy statement/prospectus describes the material provisions of the Warrant Amendment, but does not purport to describe all of the terms of the Warrant Amendment. This summary is qualified in its entirety by reference to the substantive text of the proposal Warrant Amendment, a copy of which is attached as Annex D hereto. You are urged to read the substantive text of the proposal Warrant Amendment in its entirety before voting on this proposal.

Overview

In connection with the Business Combination, Compute Health Warrant Holders are being asked to approve the Warrant Amendment to the terms of the Warrant Agreement.

The Warrant Amendment

The Compute Health Warrants currently provide, in section 4.5 of the Warrant Agreement, that, in the event that Compute Health merges or consolidates with or into another corporation and the other corporation is the surviving corporation, Compute Health Warrant Holders shall thereafter have the right to purchase and receive, upon exercise of their warrants and in lieu of one share of Compute Health Class A Common Stock, such consideration as they would have received had the Compute Health Warrant Holder exercised their Compute Health Warrant immediately prior to such merger or consolidation. The Compute Health Stockholders will receive 1.420455 shares of New Allurion Common Stock in exchange for each one share of Compute Health Class A Common Stock that they do not redeem in connection with the Business Combination. If the Warrant Amendment Proposal is not adopted, then Compute Health Warrant Holders (i) will, upon consummation of the Business Combination, receive one New Allurion Public Warrant for each Compute Health Warrant that they hold and (ii) each such New Allurion Public Warrant would be exercisable for 1.420455 shares of New Allurion Common Stock for an exercise price of $11.50 per share.

The Warrant Amendment proposes to (i) amend the anti-dilution provisions of the Warrant Agreement by deleting section 4.5 of the Warrant Agreement, (ii) provide that, in connection with the Business Combination, each of the outstanding Compute Health Public Warrants, which currently entitle the holder thereof to purchase one share of Compute Health Class A Common Stock at an exercise price of $11.50 per share, will become exercisable for 1.420455 shares of New Allurion Common Stock at an exercise price of $11.50 per share, (iii) provide that, upon the completion of the Business Combination, each Compute Health Warrant Holder will be issued one-half of one New Allurion Public Warrant for each outstanding Compute Health Public Warrant held by such holder, and (iv) amend the term of the Compute Health Warrants such that they will expire six years after the consummation of the Business Combination, or earlier upon redemption or liquidation, the substantive text of which is included as Annex D to this proxy statement/prospectus. All of the outstanding Compute Health Private Warrants are held by the Sponsor. The Compute Health Private Warrants will be recapitalized for no consideration in connection with the CPUH Recapitalization and the Sponsor will not receive any New Allurion Public Warrants.

The effect of the Warrant Amendment Proposal will be to reduce the number of shares of New Allurion Common Stock that would otherwise be issuable upon exercise of the New Allurion Public Warrants received by the holders of Compute Health Public Warrants by 50%, thereby reducing the amount by which New Allurion’s stockholders would otherwise have been diluted as a result of the exercise in full of the New Allurion Public Warrants.

Current Terms of the Warrants

Each Compute Health Public Warrant entitles the registered holder to purchase one whole share of Compute Health Class A Common Stock at a price of $11.50 per share, subject to adjustment, at any time 30 days after the completion of Compute Health’s initial business combination. The Compute Health Warrants will expire five years after the completion of Compute Health’s initial business combination, at 5:00 pm., New York City time, or earlier upon redemption or liquidation.

The Compute Health Private Warrants are identical to the Compute Health Public Warrants except that each Compute Health Private Warrant (including the shares of Compute Health Class A Common Stock issuable upon exercise of the Compute Health Private Warrants) will (i) not be transferable, assignable or salable until 30 days after the completion of Compute Health’s initial business combination (except, among other limited exceptions, to Compute Health’s officers and directors and other persons or entities affiliated with the Sponsor and in certain other limited circumstances), (ii) be exercisable for cash (even if a registration statement covering the shares of Compute Health’s common stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, (iii) not be redeemable by Compute Health, so long as they are held by the Sponsor or its permitted transferees, and (iv) continue to be exercisable for one share of Compute Health Class A Common Stock at an exercise price of $11.50 per share, following the Warrant Amendment.

Once the Compute Health Warrants become exercisable, Compute Health may call the Compute Health Public Warrants for redemption (but not the Compute Health Private Warrants), in whole and not in part, at a price of $0.01 per Compute Health Warrant:

•	at any time while the Compute Health Warrants remain exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each Compute Health Public Warrant holder; and

•

if and only if, the reported last sale price of the Compute Health Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 trading days within a 30-day trading period ending three business days before Compute Health sends the notice of redemption to the Compute Health Warrant Holders.

Certain Effects of the Approval of the Warrant Amendment Proposal

If the Warrant Amendment Proposal is approved, all Compute Health Warrants will be subject to the terms of the Warrant Amendment, whether or not a given holder voted in favor of the Warrant Amendment Proposal.

Appraisal Rights

Appraisal rights are not available to Compute Health Warrant Holders in connection with the Business Combination.

Reason for the Warrant Amendment Proposal

The Compute Health Board believes that the Warrant Amendment will increase New Allurion’s opportunities and attractiveness to future investors by significantly reducing the dilutive impact of the Compute Health Public Warrants.

Required Vote with Respect to the Warrant Amendment Proposal

The approval of the Warrant Amendment Proposal will require the affirmative vote of the Compute Health Warrant Holders holding at least 50% of each of (i) the outstanding Compute Health Public Warrants and (ii) the outstanding Compute Health Private Warrants. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will count as a vote cast “AGAINST” the Warrant Amendment Proposal.

Recommendation of the Compute Health Board with respect to the Warrant Amendment Proposal

THE COMPUTE HEALTH BOARD UNANIMOUSLY RECOMMENDS THAT COMPUTE HEALTH WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT AMENDMENT PROPOSAL.

WARRANT HOLDER PROPOSAL 2:

THE WARRANT HOLDERS ADJOURNMENT PROPOSAL

Overview

The Warrant Holders Adjournment Proposal will only be presented to the Compute Health Warrant Holders at the Warrant Holders Meeting in the event that, based on the tabulated votes at the time of the Warrant Holders Meeting, there are not sufficient votes to approve the Warrant Amendment Proposal. In no event will Compute Health solicit proxies to adjourn the Warrant Holders Meeting beyond the date by which it may properly do so.

Consequences if the Warrant Holders Adjournment Proposal is Not Approved

If the Warrant Holders Adjournment Proposal is not approved by the requisite Compute Health Warrant Holders, the Compute Health Board may not be able to adjourn the Warrant Holders Meeting to a later date, if necessary, to permit the further solicitation and vote of proxies if it is determined by Compute Health that more time is necessary or appropriate to approve the Warrant Amendment Proposal at the Warrant Holders Meeting. If Compute Health does not complete the Business Combination and fails to complete an initial business combination by August 9, 2023, unless Compute Health submits and its stockholders approve an extension of such date, Compute Health will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to the Public Stockholders and the Compute Health Warrants will expire worthless.

Required Vote with Respect to the Warrant Holders Adjournment Proposal

The approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of at least 50% of the votes cast by each of (i) the holders of Compute Health Public Warrants and (ii) the holders of the Compute Health Private Warrants, present in person, online or represented by proxy and entitled to vote at the Warrant Holders Meeting. Abstentions and broker non-votes will have no effect on the outcome of the Warrant Holders Adjournment Proposal.

Recommendation of the Compute Health Board with Respect to the Warrant Holders Adjournment Proposal

THE COMPUTE HEALTH BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPUTE HEALTH WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT HOLDERS ADJOURNMENT PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations for Holders of Compute Health Class A Common Stock and Compute Health Warrants

The following is a discussion of U.S. federal income tax considerations generally applicable to holders of Compute Health Class A Common Stock or Compute Health Warrants in connection with the CPUH Merger and the exercise of redemption rights. This section applies only to Compute Health Class A Common Stock or Compute Health Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•	banks and financial institutions;

•	insurance companies;

•	brokers and dealers in securities, currencies or commodities;

•	dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Compute Health Class A Common Stock or Compute Health Warrants;

•	regulated investment companies and real estate investment trusts;

•	governmental organizations and qualified foreign pension funds;

•

persons that acquired Compute Health Class A Common Stock or Compute Health Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;

•	persons holding Compute Health Class A Common Stock or Compute Health Warrants as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors in such entities);

•	certain former citizens or long-term residents of the United States;

•	controlled foreign corporations and passive foreign investment companies; and

•	tax-exempt entities.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds shares of Compute Health Class A Common Stock or Compute Health Warrants, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partners in partnerships holding shares of Compute Health Class A Common Stock or Compute Health Warrants should consult their tax advisors regarding the tax consequences of the transactions described herein.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

You should consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Consequences of the CPUH Merger

The U.S. federal income tax consequences of the CPUH Merger will depend primarily upon whether the CPUH Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the CPUH Merger, Compute Health will merge with and into New Allurion with New Allurion surviving the CPUH Merger.

Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the CPUH Merger should qualify as an F Reorganization. Such opinion is filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part and is based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the CPUH Merger could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

Assuming the CPUH Merger qualifies as an F Reorganization, U.S. Holders of Compute Health Class A Common Stock or Compute Health Warrants will generally not recognize gain or loss for U.S. federal income tax purposes on the CPUH Merger, and the CPUH Merger will generally be treated for U.S. federal income tax purposes as if Compute Health (i) transferred all of its assets and liabilities to New Allurion in exchange for all of the outstanding common stock and warrants of New Allurion, and (ii) then distributed the common stock and warrants of New Allurion to the holders of securities of Compute Health in liquidation of Compute Health.

Basis and Holding Period Considerations. Assuming the CPUH Merger qualifies as an F Reorganization: (i) the aggregate tax basis of the common stock received by a U.S. Holder in the CPUH Merger will generally equal the U.S. Holder’s aggregate tax basis in the Compute Health Class A Common Stock surrendered in exchange therefor, and the aggregate tax basis of the Compute Health Warrants received by a U.S. Holder in the CPUH Merger will generally equal the U.S. Holder’s aggregate tax basis in the Compute Health Warrants surrendered in exchange therefor; and (ii) the holding period for a share of common stock or warrant received by a U.S. Holder will generally include such U.S. Holder’s holding period for the Compute Health Class A Common Stock or Compute Health Warrant surrendered in exchange therefor.

Redemption of Compute Health Class A Common Stock

In the event that a holder’s shares of Compute Health Class A Common Stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the subsection entitled “The Special Meeting—Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Compute Health Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Compute Health Class A Common Stock, a U.S. Holder will be treated as described below under the subsection entitled “U.S. Federal Income Tax Considerations—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Compute Health Class A Common Stock,” and a Non-U.S. Holder (as defined below) will be treated as described under the subsection entitled “U.S. Federal Income Tax Considerations—Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Compute Health Class A Common Stock.” If the redemption does not qualify as a sale of shares of Compute Health Class A Common Stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. Holder described below under the subsection entitled “U.S. Federal Income Tax Considerations—U.S. Holders—Taxation of Distributions,” and the tax consequences to a Non-U.S. Holder described below under the subsection entitled “U.S. Federal Income Tax Considerations—Non-U.S. Holders—Taxation of Distributions.”

Whether a redemption of shares of Compute Health Class A Common Stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning Compute Health Warrants and any Compute Health Common Stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of Compute Health Class A Common Stock will generally be treated as a sale of Compute Health Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of Compute Health Common Stock actually owned by the holder, but also shares of Compute Health Common Stock that are constructively owned by him, her, or it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Compute Health Class A Common Stock which could be acquired pursuant to the exercise of the Compute Health Warrants. Moreover, any Compute Health Common Stock that a holder directly or constructively acquires pursuant to the Business Combination should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Compute Health Class A Common Stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Compute Health Class A Common Stock and the New Allurion Common Stock to be issued pursuant to the Business Combination). Prior to an initial Business Combination, the Compute Health Class A Common Stock may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of Compute Health Class A Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Compute Health Class A Common Stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such U.S. Holder will be as described below under the subsection entitled “U.S. Federal Income Tax Considerations—U.S. Holders—Taxation of Distributions,” and the tax effects to such Non-U.S. Holder will be as described below under the subsection entitled “U.S. Federal Income Tax Considerations—Non-U.S. Holders—Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Compute Health Class A Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if he, she, or it has none, to the holder’s adjusted tax basis in its Compute Health Warrants or possibly in other stock constructively owned by it.

A holder should consult its tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. Holder.” For purposes of this subsection entitled “U.S. Federal Income Tax Considerations for Holders of Compute Health Class A Common Stock and Compute Health Warrants,” a U.S. Holder is a beneficial owner of the shares of Compute Health Class A Common Stock or Compute Health Warrants who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

•

a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (B) the trust validly elected to be treated as a United States person for U.S. federal income tax purposes.

Taxation of Distributions. If our redemption of a U.S. Holder’s shares of Compute Health Class A Common Stock is treated as a distribution, as discussed above under the subsection entitled “U.S. Federal Income Tax Considerations—Redemption of Compute Health Class A Common Stock,” such distributions will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the Compute Health Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Compute Health Class A Common Stock and will be treated as described below under the subsection entitled “U.S. Federal Income Tax Considerations—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Compute Health Class A Common Stock.”

Dividends received by a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate applicable to long-term capital gains. It is unclear whether the redemption rights with respect to the Compute Health Class A Common Stock described in this proxy statement/prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Compute Health Class A Common Stock. If our redemption of a U.S. Holder’s shares of Compute Health Class A Common Stock is treated as a sale or other taxable disposition, as discussed above under the subsection entitled “U.S. Federal Income Tax Considerations—Redemption of Compute Health Class A Common Stock,” a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares of Compute Health Class A Common Stock redeemed. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the Compute Health Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the Compute Health Class A Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. Holders who hold different blocks of Compute Health Class A Common Stock (shares of Compute Health Class A Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisor to determine how the above rules apply to them.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Compute Health Class A Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in his, her, or its Compute Health Class A Common Stock will generally equal the U.S. Holder’s acquisition cost less any prior distributions paid to such U.S. Holder with respect to his, her, or its shares of Compute Health Class A Common Stock treated as a return of capital.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” For purposes of this subsection entitled “U.S. Federal Income Tax Considerations for Holders of Compute Health Class A Common Stock and Compute Health Warrants,” a Non-U.S. Holder is a beneficial owner of the shares of Compute Health Class A Common Stock or Compute Health Warrants who or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. Holder;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption.

Taxation of Distributions. If our redemption of a Non-U.S. Holder’s shares of Compute Health Class A Common Stock is treated as distribution, as discussed above under the subsection entitled “U.S. Federal Income Tax Considerations—Redemption of Compute Health Class A Common Stock” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in his, her, or its shares of Compute Health Class A Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Compute Health Class A Common Stock, which will be treated as described below under the subsection entitled “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Compute Health Class A Common Stock.”

The withholding tax described above does not apply to a dividend paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that such dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividend will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder, subject to an applicable income tax treaty providing otherwise. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes and is receiving an effectively connected dividend may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Compute Health Class A Common Stock. If our redemption of a Non-U.S. Holder’s shares of Compute Health Class A Common Stock is treated as a sale or other taxable disposition as discussed above under the subsection entitled “U.S. Federal Income Tax Considerations—Redemption of Compute Health Class A Common Stock,” subject to the discussions of FATCA (as defined below) below, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of the Compute Health Class A Common Stock, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder); or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our Compute Health Class A Common Stock, and, in the case where shares of our Compute Health Class A Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than five percent of the Compute Health Class A Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of the Compute Health Class A Common Stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. In the event the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, such gain may also be subject to an additional “branch profits tax” at a thirty percent 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. Holder, gain recognized by such holder on the sale, exchange or other taxable disposition of shares of Compute Health Class A Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, unless the Compute Health Class A Common Stock is regularly traded on an established securities market, a buyer of Compute Health Class A Common Stock (we would be treated as a buyer with respect to a redemption of Compute Health Class A Common Stock ) may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. There can be no assurance that Compute Health Class A Common Stock will be treated as regularly traded on an established securities market. We believe that we are not and have not been at any time since our formation a United States real property holding company and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. Holder’s Compute Health Class A Common Stock, the withholding agent might treat the redemption as a distribution subject to withholding tax.

Foreign Account Tax Compliance Act (“FATCA”) Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on our Compute Health Class A Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on a redemption of Compute Health Class A Common Stock.

U.S. Federal Income Tax Considerations for Holders of Allurion Shares

The following is a discussion of U.S. federal income tax considerations generally applicable to holders of Allurion Shares in connection with the Intermediate Merger and the Final Merger (together, the “Acquisition Mergers”). This section applies only to Allurion Shares held as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•	banks and financial institutions;

•	insurance companies;

•	brokers and dealers in securities, currencies or commodities;

•	dealers or traders in securities subject to a mark-to-market method of accounting with respect to Allurion Shares;

•	regulated investment companies and real estate investment trusts;

•	governmental organizations and qualified foreign pension funds;

•

persons that acquired Allurion Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;

•	persons holding Allurion Shares as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors in such entities);

•	certain former citizens or long-term residents of the United States;

•	controlled foreign corporations and passive foreign investment companies;

•	tax-exempt entities;

•	persons that purchase New Allurion Common Stock as part of the PIPE Investment;

•	persons that hold Compute Health Class A Common Stock or Compute Health Warrants;

•	holders of Allurion Warrants; and

•	holders of Allurion debt, including holders that will acquire Allurion debt in connection with the Business Combination.

If a partnership or entity treated as a partnership for U.S. federal income tax purposes holds Allurion Shares, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partners in partnerships holding Allurion Shares should consult their tax advisors regarding the tax consequences of the transactions described herein.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

You should consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

U.S. Holders

This section applies to you if you are a “U.S. Holder.” For purposes of this subsection entitled “U.S. Federal Income Tax Considerations for Holders of Allurion Shares,” a U.S. Holder is a beneficial owner of Allurion Shares who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

•

a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (B) the trust validly elected to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences if the Acquisition Mergers Qualify as a Reorganization. Subject to the qualifications and assumptions described in this proxy statement/prospectus, Compute Health and Allurion intend that the Acquisition Mergers will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Nevertheless, the parties’ intentions and this proxy statement/prospectus are not binding on the IRS, and the IRS or a U.S. court could disagree with one or more of the positions discussed in this proxy statement/prospectus. There can be no assurance that the IRS will not successfully assert an alternative characterization of the transactions contemplated by the Business Combination Agreement, including the Acquisition Mergers. Indeed, the IRS has announced that it will not issue favorable reorganization rulings with respect to contingent stock arrangements (such as the Contingency Consideration) unless such arrangements comply with certain requirements. Neither Compute Health nor Allurion has requested a legal opinion from U.S. legal counsel regarding the U.S. federal income tax consequences arising from and relating to the Acquisition Mergers.

The remainder of this section assumes that the Acquisition Mergers qualify as a reorganization within the meaning of Section 368(a) of the Code. Therefore, the following U.S. federal income tax consequences would result to U.S. Holders who exchange Allurion Shares for New Allurion Common Stock (subject to the discussion below under the subsection entitled “U.S. Federal Income Tax Considerations—U.S. Holder — Imputed Interest”):

•	U.S. Holders will not recognize gain or loss on the exchange of Allurion Shares for New Allurion Common Stock in the Acquisition Mergers.

•	The aggregate tax basis in shares of New Allurion Common Stock received in the Acquisition Mergers will be equal to the aggregate tax basis of the Allurion Shares exchanged in the Acquisition Mergers.

•	The holding period of New Allurion Common Stock received in the Acquisition Mergers by a U.S. Holder will include the holding period of the Allurion Shares that it surrendered in exchange therefor.

Until the Contingency Shares are transferred to the U.S. Holders, the interim basis of the New Allurion Common Stock received by U.S. Holders pursuant to the Acquisition Mergers will be determined by treating the Contingency Shares as having been received by the U.S. Holders. No gain or loss will be recognized and no amount will be included in the income of the U.S. Holders by reason of the transfer of Contingency Shares to the U.S. Holders. In the event that any Contingency Shares are not transferred to U.S. Holders, the interim basis allocated to such Contingency Shares will be reallocated to the U.S. Holders’ remaining New Allurion Common Stock received pursuant to the Acquisition Mergers, if any, or may result in recognition of capital loss in the event any such U.S. Holder no longer holds any New Allurion Common Stock. U.S. Holders should consult their tax advisors regarding the manner in which the above rules apply in light of the contingent right to receive Contingency Shares and the tax consequences of the receipt of Contingency Shares.

Imputed Interest. In general, a portion of the Contingency Shares, if any, that is received more than six months after the Closings will be recharacterized, for U.S. federal income tax purposes, as imputed interest, and each U.S. Holder will be required to include such portion in income as ordinary income. A U.S. Holder’s basis resulting from any imputed interest on the Contingency Shares will generally be allocated only to the Contingency Shares received by the U.S. Holder. The U.S. Holder will also generally have a split holding period in his, her, or its Contingency Shares received. The U.S. Holder’s holding period for a portion of each share of Contingency Shares will include the U.S. Holder’s holding period in Allurion Shares surrendered in the Acquisition Mergers and the remaining portion of the shares will have a holding period that begins on the date that the Contingency Shares are received. U.S. Holders should consult their tax advisors regarding their basis and holding period in the Contingency Shares.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” For purposes of this subsection entitled “U.S. Federal Income Tax Considerations for Holders of Allurion Shares,” a Non-U.S. Holder is a beneficial owner of Allurion Shares who or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. Holder;

but does not include an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption.

U.S. Federal Income Tax Consequences if the Acquisition Mergers Qualify as a Reorganization. If the Acquisition Mergers qualify as a reorganization under Section 368(a) of the Code, it is generally expected that the U.S. federal income tax consequences of the Acquisition Mergers to Non-U.S. Holders will correspond to the U.S. federal income tax consequences described under the subsection entitled “U.S. Federal Income Tax Considerations— U.S. Holders — U.S. Federal Income Tax Consequences if the Acquisition Mergers Qualify as a Reorganization.” However, if a portion of any New Allurion Common Stock received in the Acquisition Mergers is characterized as imputed interest, as discussed above under the subsection entitled “U.S. Holders — Imputed Interest,” such interest may be subject to a withholding tax at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (generally on an applicable IRS Form W-8).

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding unless the U.S Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that he, she, or it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. Holder should properly complete and sign, and deliver, an IRS Form W-9 in order to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of his, her, or its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against a U.S. Holder’s federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on Allurion Shares to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (“pro forma financial information”) is based on the historical financial statements of Compute Health and Allurion, adjusted to depict the accounting of the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, the Chardan Equity Facility, the Backstop Agreement, the Contribution Agreements, the RSU Forfeiture Agreement, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement, each as described in Note 1. The unaudited pro forma condensed combined balance sheet as of March 31, 2023 reflects adjustments that depict the accounting of the Mergers, the PIPE Investment, the Revenue Interest Financing, the Fortress Financing, the Incremental Financing, the Chardan Equity Facility, the Backstop Agreement, the Contribution Agreements, the RSU Forfeiture Agreement, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement (the “Balance Sheet Pro Forma Transaction Accounting Adjustments”). The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 reflects the Statement of Operations Pro Forma Transaction Accounting Adjustments assuming those adjustments were made as of January 1, 2022, which is the beginning of the earliest period presented (“Statement of Operations Pro Forma Transaction Accounting Adjustments”). Collectively, the Balance Sheet Pro Forma Transaction Accounting Adjustments and Statement of Operations Pro Forma Transaction Accounting Adjustments are referred to in this section as “transaction accounting adjustments.”

The pro forma financial information has been derived from:

•	the accompanying notes to the pro forma financial information;

•

the historical unaudited condensed financial statements of Compute Health as of and for the three months ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus;

•

the historical unaudited condensed consolidated financial statements of Allurion as of and for the three months ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus;

•	the historical audited financial statements of Compute Health as of and for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus; and

•

the historical audited consolidated financial statements of Allurion as of and for the year ended December 31, 2022 and the related notes included elsewhere in this proxy statement/prospectus; and should be read together with:

•

the Existing Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, which is incorporated by reference herein in its entirety, and the BCA Amendment, a copy of which is attached to this proxy statement/prospectus as Annex A-1, which is incorporated by reference herein in its entirety; and

•

the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Compute Health,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allurion,” and the other financial information relating to Compute Health and Allurion included elsewhere in this proxy statement/prospectus.

The pro forma financial information is provided for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, the Chardan Equity Facility, the Backstop Agreement, the Contribution Agreements, the RSU Forfeiture Agreement, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement taken place on the dates indicated, nor is it indicative of the future consolidated results of operations or financial position of the combined company.

The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

ALLURION TECHNOLOGIES, INC./COMPUTE HEALTH ACQUISITION CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

MARCH 31, 2023

(in thousands, except share and per share amounts)

			Scenario 1				Scenario 2
			Assuming No				Assuming Maximum
	Historical		Redemptions into Cash				Redemptions into Cash
			Balance Sheet Pro				Balance Sheet Pro
			Forma Transaction				Forma Transaction
	Compute Health	Allurion	Accounting Adjustments			Pro Forma Balance Sheet	Accounting Adjustments			Pro Forma Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$281	$9,943	$(7,143)	(5f	)	$162,193	$(87,192)	(5t	)	$75,001
			(5,294)	(5g	)		—
			96,539	(5h	)		—
			12	(5i	)		—
			40,000	(5m	)		—
			1,891	(5n	)		—
			(2,500)	(5o	)		—
			(8,533)	(5q	)		—
			37,922	(5u	)		—
			(75)	(5v	)		—
			(850)	(5l	)		—
Accounts receivable, net of allowance of uncollectible accounts of $1,741	—	28,988	—			28,988	—			28,988
Inventory	—	4,314	—			4,314	—			4,314
Prepaid expenses and other current assets	139	2,485	—			2,624	—			2,624

Total current assets	420	45,730	151,969			198,119	(87,192)			110,927
Investments held in Trust Account	96,539	—	(96,539)	(5h	)	—	—			—
Property and equipment, net	—	2,587	—			2,587	—			2,587
Right-of-use asset	—	3,564	—			3,564	—			3,564
Other long-term assets	—	6,085	(5,720)	(5q	)	365	—			365

Total assets	$96,959	$57,966	$49,710			$204,635	$(87,192)			$117,443

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$42	$13,706	$(3,077)	(5q	)	$10,671	$—			$10,671
Accrued and other current liabilities	—	15,888	(1,591)	(5q	)	14,297	—			14,297
Franchise tax payable	50	—	—			50	—			50
Term loan, net of discounts	—	53,521	(53,521)	(5n	)	—	—			—
Current portion of lease liabilities	—	865	—			865	—			865
Convertible promissory note - related party	755	—	(755)	(5o	)	—	—			—
Promissory note - related party	2,350	—	(2,350)	(5o	)	—	—			—
Income tax payable	27	—	—			27	—			27

Total current liabilities	3,224	83,980	(61,294)			25,910	—			25,910

Revenue interest notes payable	—	—	40,000	(5m	)	40,000	—			40,000
PIPE Conversion Option derivative	—	—	1,752	(5m	)	1,752	—			1,752
Term loan, net of discounts	—	—	59,550	(5n	)	59,550	—			59,550
Convertible notes payable, net of discounts	—	16,703	(3,103)	(5k	)	—	—			—
			(13,600)	(5l	)		—
Lease liabilities	—	2,902	—			2,902	—			2,902
Derivative warrant liabilities	13,758	—	(5,133)	(5b	)	8,625	—			8,625
Deferred legal costs	7,143	—	(7,143)	(5f	)	—	—			—
Contingent consideration liability	—	—	53,310	(5p	)	53,310	—			53,310
Other liabilities	—	4,037	(1,454)	(5r	)	2,583	—			2,583

Total liabilities	$24,125	$107,622	$62,885			$194,632	$—			$194,632

ALLURION TECHNOLOGIES, INC./COMPUTE HEALTH ACQUISITION CORP.—(Continued)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

MARCH 31, 2023

(in thousands, except share and per share amounts)

			Scenario 1				Scenario 2
			Assuming No				Assuming Maximum
	Historical		Redemptions into Cash				Redemptions into Cash
			Balance Sheet Pro				Balance Sheet Pro
			Forma Transaction				Forma Transaction
	Compute Health	Allurion	Accounting Adjustments			Pro Forma Balance Sheet	Accounting Adjustments			Pro Forma Balance Sheet
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDER’S EQUITY (DEFICIT)
Compute Health Class A Common Stock, subject to possible redemption	$96,362	$—	$(7,000)	(5d	)	$—	$—			$—
			(89,362)	(5e	)		—
Allurion Series C Redeemable Convertible Preferred Stock	—	39,122	(39,122)	(5s	)	—	—			—

Stockholders’ deficit:
Compute Health Preferred Stock	—	—	—			—	—			—
Compute Health Class A Common Stock	—	—	—	(5b	)	—	—			—
			—	(5c	)		—
			—	(5d	)		—
			—	(5e	)		—
Compute Health Class B Common Stock	2	—	—	(5a	)	—	—			—
			(2)	(5b	)		—
			—	(5c	)		—
Allurion Preferred Stock	—	58,029	(58,029)	(5s	)	—	—			—
Allurion Common Stock	—	51	—	(5i	)	—	—			—
			—	(5k	)		—
			(51)	(5s	)		—
			—	(5l	)		—
			—	(5j	)		—
New Allurion Common Stock	—	—	2	(5e	)	6	(1)	(5t	)	5
			3	(5s	)		—
			1	(5u	)		—
			—	(5v	)		—
			—	(5m	)		—
			—	(5n	)		—
Additional paid-in capital	—	3,135	—	(5a	)	173,191	(87,191)	(5t	)	86,000
			12	(5i	)		—
			5,135	(5b	)		—
			—	(5c	)		—
			7,000	(5d	)		—
			89,360	(5e	)		—
			3,152	(5k	)		—
			—	(5m	)		—
			(53,310)	(5p	)		—
			1,454	(5r	)		—
			68,376	(5s	)		—
			5,042	(5j	)		—
			37,921	(5u	)		—
			250	(5v	)		—
			—	(5n	)		—
			605	(5o	)		—
			(9,585)	(5q	)		—

ALLURION TECHNOLOGIES, INC./COMPUTE HEALTH ACQUISITION CORP.—(Continued)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

MARCH 31, 2023

(in thousands, except share and per share amounts)

			Scenario 1				Scenario 2
			Assuming No				Assuming Maximum
	Historical		Redemptions into Cash				Redemptions into Cash
			Balance Sheet Pro				Balance Sheet Pro
			Forma Transaction				Forma Transaction
	Compute Health	Allurion	Accounting Adjustments			Pro Forma Balance Sheet	Accounting Adjustments	Pro Forma Balance Sheet
			14,644	(5l	)		—
Accumulated deficit	(23,530)	(149,993)	(5,294)	(5g	)	(163,194)	—	(163,194)
			(49)	(5k	)		—
			(1,894)	(5l	)		—
			(1,752)	(5m	)		—
			(4,138)	(5n	)		—
			28,823	(5s	)		—
			(5,042)	(5j	)		—
			(325)	(5v	)		—

Total stockholders’ equity (deficit)	(23,528)	(88,778)	122,309			10,003	(87,192)	(77,189)

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$96,959	$57,966	$49,710			$204,635	$(87,192)	$117,443

ALLURION TECHNOLOGIES, INC./COMPUTE HEALTH ACQUISITION CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

(in thousands, except share and per share amounts)

	Historical		Scenario 1 Assuming No Redemptions into Cash				Scenario 2 Assuming Maximum Redemptions into Cash
			Statement of Operations Pro Forma Transaction Accounting Adjustments			Pro Forma Statement of Operations	Statement of Operations Pro Forma Transaction Accounting Adjustments			Pro Forma Statement of Operations
	Compute Health	Allurion
Revenue	$—	$14,071	$—			$14,071	$—			$14,071
Cost of revenue	—	2,940	—			2,940	—			2,940

Total gross profit	—	11,131	—			11,131	—			11,131
Operating expenses:
Research and development	—	7,852	—			7,852	—			7,852
General and administrative	3,512	5,306	(30)	(6a	)	5,442	—			5,442
			(3,096)	(6d	)		—
			(250)	(6g	)		—
Sales and marketing	—	11,864	—			11,864	—			11,864
Franchise tax expenses	50	—	—			50	—			50

Total operating expenses	3,562	25,022	(3,376)			25,208	—			25,208

Loss from operations	(3,562)	(13,891)	3,376			(14,077)	—			(14,077)
Other income (expense), net:
Interest expense, net	1	(2,237)	2,237	(6f	)	(1,443)	—			(1,443)
			(1,444)	(6i	)		—
Change in fair value of derivative liabilities	—	(29)	—			(29)	—			(29)
Change in fair value of derivative warrant liabilities	(9,975)	(1,475)	3,722	(6b	)	(7,728)	—			(7,728)
Change in fair value of promissory note – related party	(573)	—	573	(6c	)	—	—			—
Income from investments held in trust account	1,012	—	—			1,012	(1,012)	(6m	)	—
Other expense, net	—	(135)	708	(6k	)	573	—			573

Total other income (expense), net	(9,535)	(3,876)	5,796			(7,615)	(1,012)			(8,627)

Net loss before income taxes	(13,097)	(17,767)	9,172			(21,692)	(1,012)			(22,704)
Provision for income taxes	202	34	—			236	—			236

Net loss and comprehensive loss	(13,299)	(17,801)	9,172			(21,928)	(1,012)			(22,940)
Loss attributable to common shares subject to conversion	—	(717)	—			(717)	—			(717)

Net loss attributable to common shareholders	$(13,299)	$(18,518)	$9,172			$(22,645)	$(1,012)			$(23,657)

Weighted average common shares outstanding:
Basic	21,562,500	7,661,736	32,990,084	(6n	)	54,552,584	21,098,485	(6n	)	42,660,985

Diluted	21,562,500	7,661,736	32,990,084	(6n	)	54,552,584	21,098,485	(6n	)	42,660,985

Net loss attributable to common stockholders:
Basic	$(0.43)	$(2.42)				$(0.42)				$(0.55)

Diluted	$(0.43)	$(2.42)				$(0.42)				$(0.55)

ALLURION TECHNOLOGIES, INC./COMPUTE HEALTH ACQUISITION CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands, except share and per share amounts)

			Scenario 1				Scenario 2
			Assuming No				Assuming Maximum
	Historical		Redemptions into Cash				Redemptions into Cash
			Statement of				Statement of
			Operations Pro				Operations Pro
	Compute Health	Allurion	Forma Transaction Accounting Adjustments			Pro Forma Statement of Operations	Forma Transaction Accounting Adjustments			Pro Forma Statement of Operations
Revenue	$—	$64,211	$—			$64,211	$—			$64,211
Cost of revenue	—	13,485	—			13,485	—			13,485

Total gross profit	—	50,726	—			50,726	—			50,726
Operating expenses:
Research and development	—	16,966	—			16,966	—			16,966
General and administrative	4,488	15,365	(120)	(6a	)	36,338	—			36,338
			5,138	(6e	)		—
			2,752	(6g	)		—
			8,390	(6d	)
			325	(6l	)		—
Sales and marketing	—	50,405	—			50,405	—			50,405
Franchise tax expenses	200	—	—			200	—			200

Total operating expenses	4,688	82,736	16,485			103,909	—			103,909

Loss from operations	(4,688)	(32,010)	(16,485)			(53,183)	—			(53,183)
Other income (expense), net:
Interest expense, net	1	(4,426)	4,426	(6f	)	(5,776)	—			(5,776)
			(5,777)	(6i	)		—
Change in fair value of derivative liabilities	866	(19)	—			847	—			847
Change in fair value of derivative warrant liabilities	26,485	—	(9,882)	(6b	)	16,603	—			16,603
Change in fair value of promissory note - related party	1,211	—	(1,211)	(6c	)	—	—			—
Income from investments held in trust account	10,661	—	—			10,661	(10,661)	(6m	)	—
Loss on extinguishment of term loan	—	—	(4,298)	(6h	)	(5,798)	—			(5,798)
	—	—	(1,500)	(6j	)		—
Other expense, net	—	(1,146)	454	(6k	)	(692)	—			(692)

Total other income (expense), net	39,224	(5,591)	(17,788)			15,845	(10,661)			5,184

Net income (loss) before income taxes	34,536	(37,601)	(34,273)			(37,338)	(10,661)			(47,999)
Provision for income taxes	2,165	143	—			2,308	—			2,308

Net income (loss) and comprehensive income (loss)	32,371	(37,744)	(34,273)			(39,646)	(10,661)			(50,307)
Loss attributable to common shares subject to conversion	—	(2,907)	—			(2,907)	—			(2,907)

Net income (loss) attributable to common shareholders	$32,371	$(40,651)	$(34,273)			$(42,553)	$(10,661)			$(53,214)

Weighted average common shares outstanding:
Basic	21,562,500	7,495,479	32,886,749	(6n	)	54,449,249	20,995,839	(6n	)	42,558,339

Diluted	21,562,500	7,495,479	32,886,749	(6n	)	54,449,249	20,995,839	(6n	)	42,558,339

Net income (loss) attributable to common stockholders:
Basic	$0.32	$(5.42)				$(0.78)				$(1.25)

Diluted	$0.32	$(5.42)				$(0.78)				$(1.25)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.

Description of the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, the Chardan Equity Facility, the Backstop Agreement, the Contribution Agreements, the RSU Forfeiture Agreement, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement

On February 9, 2023, Compute Health entered into the Existing Business Combination Agreement with Merger Sub I, Merger Sub II, Allurion, and New Allurion. On May 2, 2023, Compute Health, Merger Sub I, Merger Sub II, Allurion and New Allurion entered into the BCA Amendment which, among other things, amended the calculation of the aggregate number of shares of New Allurion Common Stock to be issued to (or reserved for issuance for) Allurion equityholders upon the consummation of the Intermediate Merger to be as follows: (a) 37,812,000 minus (b) the Allocated Shares. Other than as expressly modified by the BCA Amendment, the terms of the Existing Business Combination Agreement remain in full force and effect.

Pursuant to the Business Combination Agreement, subject, among other things, to the approval and adoption of the Business Combination Agreement by the requisite Compute Health Stockholders, (i) Compute Health will merge with and into New Allurion, with New Allurion surviving the CPUH Merger as a publicly listed entity and becoming the sole owner of each Merger Sub, (ii) at least three hours following the consummation of the CPUH Merger, Merger Sub I will merge with and into Allurion, with Allurion surviving the Intermediate Merger and becoming a direct, wholly-owned subsidiary of New Allurion, and (iii) thereafter, Allurion will merge with and into Merger Sub II, with Merger Sub II surviving the Final Merger and remaining a direct, wholly-owned subsidiary of New Allurion.

In connection with the execution of the Business Combination Agreement, Allurion entered into the Revenue Interest Financing Agreement with RTW and has agreed to enter into the Fortress Financing with Fortress.

In connection with the execution of the Business Combination Agreement, Compute Health and New Allurion entered into the PIPE Subscription Agreements with respect to the PIPE Investment and Allurion entered into a commitment letter with respect to the Chardan Equity Facility.

Pursuant to the Business Combination Agreement, Allurion is required to use reasonable best efforts to obtain gross cash proceeds of at least $15 million of additional financing pursuant to one or more private sales of Allurion’s equity securities, which shall automatically convert into shares of Allurion Common Stock upon the consummation of the Business Combination, which is referred to as the Incremental Financing. From February 15, 2023 until June 26, 2023, Allurion issued an aggregate principal amount of $19.3 million of Bridge Notes to various investors pursuant to convertible note purchase agreements, dated as of February 15, 2023 and June 14, 2023, including the $13 million HVL Bridge Note sold to HVL on February 15, 2023, pursuant to the Initial Financing. As of June 26, 2023, Allurion has repaid $500,000 principal amount of the Bridge Notes sold to HVL, resulting in an aggregate principal amount of $18.8 million of Bridge Notes outstanding as of June 26, 2023. The Bridge Notes were offered in a private placement under the Securities Act. The Bridge Notes will mature on December 31, 2026, unless earlier repaid or converted in accordance with their terms, and will accrue interest at a rate of 7.00% per annum. Among other terms, if Allurion consummates the Business Combination on or before August 31, 2023, the Bridge Notes shall be converted into the number of shares of Allurion Common Stock obtained by dividing the outstanding balance of the Bridge Notes by the quotient of (a) $217,291,008 and (b) the number of outstanding shares of Allurion Common Stock determined on a fully-diluted basis immediately prior to the consummation of the Business Combination. The Side Letter Holders, including RTW, HVL and Jason Gulbinas, also entered into the Side Letters with Allurion, pursuant to which, in the event the Side Letter Holders’ Bridge Notes converted in connection with the consummation of the transactions contemplated by the Business Combination Agreement, the conversion rate for such Bridge Notes would be adjusted after the Closing Date to provide each of the Side Letter Holders with additional shares of New Allurion Common Stock, in the event that the trading price of the shares of New Allurion Common Stock was lower than the Conversion Price, as adjusted for the Intermediate Merger Exchange Ratio (as defined in the Business Combination Agreement).

Following the consummation of the Initial Financing, Compute Health, Allurion, and New Allurion refinanced the Initial Financing and, pursuant to the Termination Agreements entered into by Allurion with each of the Side Letter Holders, the Side Letters were terminated, effective as of May 2, 2023. In addition, under the Termination Agreements, the Side Letter Holders also waived certain provisions and obligations set forth in their respective Bridge Notes with respect to proportionate repayment obligations that would otherwise apply to Allurion under the Bridge Notes. Other provisions of the Side Letter Holders’ Bridge Notes remain unchanged and in full force and effect. In addition, in connection with the refinancing of the Initial Financing, the applicable parties entered into the Backstop Agreement, the Contribution Agreements, the RSU Forfeiture Agreement, the Amended and Restated Side Letter and the Fortress Letter Agreement.

Related events that will occur in connection with the Mergers, including the Revenue Interest Financing, the Fortress Financing, the Incremental Financing, the Chardan Equity Facility, the Backstop Agreement, the Contribution Agreements, the RSU Forfeiture Agreement, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement, are discussed in more details below:

I.	The CPUH Merger

A.	Immediately prior to the transactions contemplated by the Sponsor Contribution Agreement, pursuant to the Sponsor Support Agreement:

1.

21,442,500 shares of Compute Health Class B Common Stock and 12,833,333 Compute Health Private Warrants owned by the Sponsor will be exchanged and converted into an aggregate of 2,088,327 shares of Compute Health Class A Common Stock. Refer to notes 5(b), and 6(b) below; and

2.

90,000 shares of Compute Health Class B Common Stock owned, in the aggregate, by the Additional Class B Holders will be exchanged and converted into, in the aggregate, 63,360 shares of Compute Health Class A Common Stock. Refer to note 5(c) below.

B.

On May 2, 2023, the Sponsor and Compute Health entered into the Sponsor Contribution Agreement, pursuant to which, among other things, the Sponsor agreed to contribute to Compute Health, as a contribution to capital, a number of shares of Class A Common Stock equal to: (a) 200,000 plus a number of shares equal to one-third of the Additional Hunter Shares divided by (b) 1.420455. The Sponsor’s contribution of the Sponsor Contributed Shares will be contingent upon the Closings, and will be effective immediately following the Sponsor Recapitalization and immediately prior to the CPUH Merger. Refer to note 5(b) below; and

C.	Upon the CPUH Merger Closing:

1.

pursuant to the Non-Redemption Agreement, Medtronic has elected to waive the redemption rights associated with its 700,000 shares of Compute Health Class A Common Stock, subject to Medtronic’s and Allurion’s entry into the Medtronic Sales Agency Agreement in accordance with the terms of the Non-Redemption Agreement. These 700,000 shares of Compute Health Class A Common Stock are to be converted into 994,318 shares of New Allurion Common Stock to be issued to Medtronic upon the consummation of the CPUH Merger, as a result of applying the CPUH Exchange Ratio. Refer to note 5(d) below;

2.

each then-outstanding share of Compute Health Class A Common Stock (other than the Compute Health Cancelled Shares, shares that are redeemed in connection with the Business Combination and the Compute Health Dissenting Shares, the treatment of which is described in the Business Combination Agreement), including those converted from the Sponsor’s Compute Health Class B Common Stock and Compute Health Private Warrants (to the extent not contributed to the capital of Compute Health in connection with the Sponsor Contribution Agreement), and those converted from the Additional Class B Holder’s Compute Health Class B Common Stock, will be automatically cancelled and be converted into 1.420455 shares of New Allurion Common Stock. Refer to note 5(e) below and note 1.I.B. above; and

3.

each then-outstanding Compute Health Public Warrant will be assumed and converted automatically into one Assumed Warrant pursuant to the Warrant Assumption Agreement on substantially the same terms as were in effect immediately prior to the CPUH Merger (subject to the Consent Solicitation).

II.	The Intermediate Merger

1.

Allurion is required to use reasonable best efforts to obtain gross cash proceeds up to $15.0 million of Incremental Financing pursuant to one or more private sales by Allurion of Allurion Common Stock or other equity interests which shall, in accordance with their terms and without any action or consent of any holder thereof or any other person, automatically convert into shares of Allurion Common Stock immediately prior to the Intermediate Merger Closing, by no later than April 30, 2023. From February 15, 2023 until May 31, 2023, Allurion issued an aggregate principal amount of $16.8 million of Bridge Notes to various investors pursuant to a convertible note purchase agreement, dated as of February 15, 2023, including the Bridge Note sold to HVL on February 15, 2023, in connection with the Initial Financing. As of May 31, 2023, Allurion has repaid $500,000 principal amount of the Bridge Notes sold to HVL, resulting in an aggregate principal amount of $16.3 million of Bridge Notes outstanding as of May 31, 2023. Refer to note 5(l) below;

2.

Following the consummation of the Initial Financing, Compute Health, Allurion and New Allurion refinanced the Initial Financing and, pursuant to the Termination Agreements entered into by Allurion with each of the Side Letter Holders, the Side Letters were terminated, effective as of May 2, 2023. HVL’s Termination Agreement also provides, upon the terms and subject to the conditions set forth therein, Allurion with the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under the HVL Bridge Note, including by way of (a) a $2 million Prepayment in cash by Allurion to HVL on May 2, 2023, $1.5 million of which is deemed a prepayment penalty and (b) immediately prior to the consummation of the Mergers, an Additional Payment of at least $6 million, up to the then-outstanding principal amount, plus accrued interest, under the HVL Bridge Note by way of (i) payment in cash by Allurion and/or (ii) the sale and transfer of all or any portion of the HVL Bridge Note, equivalent in value to the portion of the Additional Payment to be repaid, to any person or persons designated in writing by Allurion.

In addition, under HVL’s Termination Agreement, upon the terms and subject to the conditions set forth therein, New Allurion has agreed to issue to HVL a number of shares of New Allurion Common Stock equal to (a) the Additional Hunter Shares plus (b) 300,000 Hunter Closing Shares. Refer to note 5(l) below;

3.

Pursuant to the Backstop Agreement, upon the terms and subject to the conditions set forth therein, each Backstop Purchaser agreed that, to the extent any portion of the HVL Bridge Notes remain outstanding following the Determination Date, such Backstop Purchaser will, at the Backstop Closing and on the Backstop Closing Date, purchase up to its $2 million Maximum Purchase Amount of the HVL Bridge Note from HVL.

In addition, upon the terms and subject to the conditions set forth in the Backstop Agreement, in consideration of each Backstop Purchaser’s commitment to purchase its Backstop Purchase Amount of the HVL Bridge Note, subject to the terms and conditions of the Backstop Agreement, New Allurion will, no later than the Backstop Closing Date, issue to each Backstop Purchaser a number of Backstop Shares as follows:

a)

In the event that the Backstop Amount for each Backstop Purchaser is equal to its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion Common Stock equal to the greater of (i) 700,000 shares of New Allurion Common Stock and (ii) the Conditional

Additional New Allurion Shares issuable (x) in the case of the Fortress Investor, to the Fortress Investor or its applicable affiliate pursuant to the Term Loan Credit Agreement and (y) in the case of RTW, to RTW pursuant to the Amended and Restated RTW Side Letter; provided that, in the event that for any reason the aggregate number of shares issuable to the Fortress Investor pursuant to clause (ii) above is greater than the aggregate number of shares issuable to RTW pursuant to clause (ii), or vice versa, the Backstop Purchaser that would receive the lesser aggregate number of shares shall instead receive the higher number of aggregate shares so that, pursuant to such clause (ii), each of the Fortress Investor and RTW shall receive the same aggregate number of shares of New Allurion Common Stock;

b)

In the event that the Backstop Amount for each Backstop Purchaser is less than its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion Common Stock equal to (i) 700,000 multiplied by a fraction having (x) a numerator equal to such Backstop Purchaser’s Backstop Amount and (y) a denominator equal to 2,000,000. Refer to note 5(m);

4.

Pursuant to the Amended and Restated RTW Side Letter, which amends and restates the Existing RTW Side Letter in its entirety, any Conditional Additional New Allurion Shares issuable to RTW under the Amended and Restated RTW Side Letter, if any, will be calculated net of any Backstop Shares issuable to RTW under the Backstop Agreement;

5.

Pursuant to the Fortress Letter Agreement, any Conditional Additional New Allurion Shares issuable to Fortress under the Term Loan Credit Agreement, if any, will be calculated net of any Backstop Shares issuable to the Fortress Investor under the Backstop Agreement;

6.

Pursuant to the Gaur Contribution Agreement, upon the terms and subject to the conditions set forth therein, the Gaur Trust agreed to contribute to New Allurion, as a contribution of capital, the Gaur Trust Contributed Shares. The Gaur Trust’s contribution of the Gaur Trust Contributed Shares will be effective immediately following the consummation of the Mergers and the issuance of New Allurion Common Stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement. Refer to notes 2 and 4, and note 5(s); and

7.

Pursuant to the RSU Forfeiture Agreement, upon the terms and subject to the conditions set forth therein, Krishna Gupta agreed to forfeit a number of Allurion RSUs, determined immediately following the consummation of the Mergers and after giving effect to the exchange of such Allurion RSUs pursuant to the Business Combination Agreement based on the Intermediate Merger Exchange Ratio, equal in number to up to (a) 50,000 shares of New Allurion Common Stock (being one-sixth of the Hunter Closing Shares) plus (b) a number of shares of New Allurion Common Stock equal to one-third of the Additional Hunter Shares. The Forfeited RSUs shall be terminated and cancelled without consideration therefore, effective as of immediately following the consummation of the transactions contemplated by the Business Combination Agreement. Refer to notes 2 and 4, and notes 5(j) and 5(s).

A.	Immediately prior to the Intermediate Merger:

1.

The outstanding balance and unpaid interest of the Allurion Convertible Notes will automatically convert into the applicable number of shares of Allurion Common Stock in accordance with the original terms of such convertible note agreements. Refer to notes 5(k) and 5(l) below.

B.	Upon the Intermediate Merger Closing:

1.

Each then-outstanding share of Allurion Preferred Stock and Allurion Common Stock (including shares of Allurion Common Stock resulting from the Allurion Convertible Notes Conversion but excluding the Allurion Dissenting Shares and Allurion Cancelled Shares) will be canceled and converted into the right to receive shares of New Allurion Common Stock, subject to the Intermediate Merger Exchange Ratio of 1.0355 under the No Redemptions Scenario down to

0.9944 under the Maximum Redemptions Scenario, assuming that the HVL Bridge Note has an outstanding principal of $6.5 million prior to the Closings, the Backstop Amount is zero and no Backstop Shares are issued, assuming that Net Closing Cash is greater than $100 million under Scenario 1 and at $70 million under Scenario 2, and assuming that no Contingency Shares are issued. Refer to notes 4 and 5(s) below;

2.

Each of the outstanding Allurion Options and Allurion Warrants immediately prior to the Intermediate Merger Closing, whether or not vested or exercisable, will be assumed by New Allurion and converted a Rollover Option or Rollover Warrant, as the case may be;

3.

Each then-outstanding Allurion RSU Award will be assumed by New Allurion and converted into a Rollover RSU Award. Subsequent to the Intermediate Merger, pursuant to the RSU Forfeiture Agreement, Krishna Gupta agreed to forfeit 138,369 and 159,644 Allurion RSUs under Scenario 1 and Scenario 2, respectively. Refer to notes 5(j), 5(s) and 6(e) below;

4.

Allurion intends to close the transactions contemplated pursuant to the Revenue Interest Financing with RTW, pursuant to which, RTW will make an upfront payment of $40.0 million to New Allurion. In return, New Allurion will remit revenue interest payments on all current and future products and digital solutions developed and to be developed by New Allurion at a rate up to 6.0% of annual net sales prior to December 31, 2026, subject to the terms and conditions within the Revenue Interest Financing. On or after January 1, 2027, New Allurion will remit revenue interest payments at a rate up to 10.0% of annual net sales, subject to the terms and conditions within the Revenue Interest Financing. New Allurion will continue to make revenue interest payments to RTW until December 31, 2030. Refer to note 5(m) below;

5.

In connection with Allurion entering in the Revenue Interest Financing, if, at any time beginning 12 months and ending 24 months following the Intermediate Merger Closing, the VWAP per share of New Allurion Common Stock is less than $7.04 for the average of 20 trading days within any 30 trading day period (“Stock Price Drop”); and the absolute value of the percentage decrease of such Stock Price Drop measured from a reference price of $10.00 per share of New Allurion Common Stock is greater than the absolute value of the percentage decrease in the VWAP of a comparable publicly traded peer index as defined in the Amended and Restated RTW Side Letter over the same time period, then RTW may elect to convert up to $7.5 million of its PIPE Investment into additional revenue interest financing by forfeiting a number of shares of New Allurion Common Stock acquired by it in the PIPE Investment (the “PIPE Conversion Option”). The PIPE Conversion Option is expected to be initially recorded as a liability at fair value with corresponding recognition as an expense. New Allurion further agrees to issue up to an aggregate of 1,000,000 shares of New Allurion Common Stock to RTW if and when applicable under the Business Combination Agreement, the Backstop Agreement and the Amended and Restated RTW Side Letter. Refer to notes 5(m) and 6(g) below;

6.

Allurion will enter into the Term Loan Facility with Fortress. Under the terms of the Fortress Financing, New Allurion can borrow an aggregate principal amount up to $60.0 million with a maturity date on June 30, 2027. The Fortress Financing accrues interest at a rate of 6.44% plus the greater of (i) the Wall Street Journal Prime Rate and (ii) 3.0% per annum, which is payable in arrears on a monthly basis. An exit payment equal to 3.0% of the Fortress Financing is due upon the prepayment or maturity date of the agreement. Proceeds of the Fortress Financing will be used to repay all amounts outstanding under the Runway Loan. New Allurion further agrees to issue up to an aggregate of 1,000,000 shares of New Allurion Common Stock to an affiliate of Fortress if and when applicable under the Business Combination Agreement, the Backstop Agreement, the Fortress Letter Agreement, and the Bridging Agreement. Refer to notes 5(n), 6(f), 6(h) and 6(i) below; and

7.

Up to $2.5 million of the Sponsor Loans outstanding as of the Closing Date will be repaid at the Closings from funds available in the Trust Account or from proceeds of the PIPE Investment or Revenue Interest Financing (or, if not so paid, by New Allurion). In the event there is a Sponsor

Loan Excess, the Sponsor Loan Excess, up to an amount not to exceed the Sponsor Loan Equity Conversion Cap, outstanding as of the Closing Date will be converted into shares of New Allurion Common Stock, equivalent in value to the amount of such Sponsor Loan Excess (capped at the Sponsor Loan Equity Conversion Cap), at a price per share of New Allurion Common Stock of $7.04 and (iii) with respect to any Extinguishable Sponsor Loan Excess, such Extinguishable Sponsor Loan Excess will be fully extinguished and forgiven, and Compute Health and New Allurion will have no obligation to pay such excess amounts; provided that Allurion may, in its sole discretion, pursuant to an election made prior to the Closings, repay on the Closing Date some or all of the Sponsor Loan Excess, up to the Sponsor Loan Equity Conversion Cap, in cash. Refer to notes 5(o) and 6(c) below.

III.	The PIPE Investment

Compute Health and New Allurion entered into PIPE Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, in aggregate, 5,386,695 shares of New Allurion Common Stock for a net purchase price of $7.04 per share for an aggregate commitment amount of $37.9 million. The PIPE Subscription Agreements are subject to certain conditions, including, among other things, the Closings. The purpose of the PIPE Investment is to fund general corporate expenses of New Allurion. Refer to note 5(u) below.

IV.	The Chardan Equity Facility

Allurion intends to enter into the Chardan Equity Facility from and after the Closings whereby New Allurion agrees to issue freely tradable shares of New Allurion Common Stock at 97.0% of the VWAP of the shares of New Allurion Common Stock in exchange for an aggregate Chardan Equity Facility of $100.0 million. New Allurion has a right to require Chardan to purchase shares of New Allurion Common Stock up to the aggregate Chardan Equity Facility of $100.0 million. Pursuant to the terms of the Chardan Equity Facility, upon the consummation of the Mergers, New Allurion is obligated to pay a structuring fee of $75 thousand in cash, and a commitment fee of $250 thousand in 35,511 shares of New Allurion Common Stock at the PIPE Investment purchase price of $7.04 per share. The Chardan Equity Facility will remain outstanding for three years from the execution date unless terminated upon reasonable notice. The purpose of the execution of the Chardan Equity Facility is to fund general corporate expenses of New Allurion. Refer to notes 5(v) and 6(l) below.

V.	The Contingency Shares

The Eligible Allurion Equity Holders may be entitled to receive the Contingency Shares from New Allurion, on or before the fifth anniversary after the effectiveness of the Resale Registration Statement, in an aggregate, a number of shares of New Allurion Common Stock in accordance with the terms of the Business Combination Agreement as follows: (1) 4,500,000 shares of New Allurion Common Stock if the VWAP of the shares of New Allurion Common Stock equals or exceeds $15.00 in any 20 trading-days within any consecutive 30 trading-day period (the “Trading Period”) on any securities exchange or securities market on which the shares of New Allurion Common Stock are then traded; and (2) an additional 4,500,000 shares of New Allurion Common Stock if the VWAP of the shares of New Allurion Common Stock equals or exceeds $20.00 in the Trading Period on any securities exchange or securities market on which the shares of New Allurion Common Stock are then traded. The Contingency Shares will be accounted for as a contingent consideration liability in accordance with ASC 815, Derivatives and Hedging. The Contingency Shares are not considered indexed to New Allurion Common Stock and are therefore classified as a liability in the unaudited pro forma condensed consolidated combined balance sheet and will be remeasured at fair value at each reporting date until such time as the milestones have been met or the earnout period expires Refer to note 5(p) below.

2.	Basis of Pro Forma Presentation

The pro forma financial information was prepared in accordance with Article 11 of Regulation S-X. The transaction accounting adjustments presented in the pro forma financial information are made to provide relevant information necessary for an understanding of the combined company reflecting the accounting for the Mergers, the PIPE Investment, the Revenue Interest Financing, the Fortress Financing, the Incremental Financing, the Chardan Equity Facility, the Backstop Agreement, the RSU Forfeiture Agreement, the Contribution Agreements, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement.

Management has made significant estimates and assumptions in its determination of the transaction accounting adjustments. The transaction accounting adjustments are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The transaction accounting adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material.

The pro forma financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Mergers. Compute Health and Allurion have not had any historical relationship prior to the Mergers. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma financial information has been prepared assuming that the HVL Bridge Note has an outstanding principal of $6.5 million prior to the Closings, the Backstop Amount is zero and no Backstop Shares are issued, assuming that Net Closing Cash is greater than $100 million under Scenario 1 and at $70 million under Scenario 2, and assuming that no Contingency Shares are issued, and using the assumptions below:

•

Assuming No Redemptions (Scenario 1): This presentation assumes that no Public Stockholders exercise their right to have their Compute Health Class A Common Stock converted into their pro rata share of the Trust Account and thus the full amount held in the Trust Account as of the Closings is available for the Mergers; and

•

Assuming Maximum Redemptions (Scenario 2): This presentation assumes that Public Stockholders, holding, in the aggregate, 8,523,194 shares of Compute Health Class A Common Stock will exercise their redemption rights for their pro rata share (approximately $10.23 per share) of the funds in the Trust Account. This scenario gives effect to Compute Health Class A Common Stock redemptions for aggregate redemption payments of $87.2 million using a $10.23 per share redemption price. Additionally, this presentation also contemplates Medtronic electing not to redeem 700,000 shares of Compute Health Class A Common Stock held by it pursuant to the Non-Redemption Agreement (and therefore assumes the condition to Medtronic’s obligations thereunder, that Medtronic and Allurion execute the Medtronic Sales Agency Agreement, has been satisfied). This scenario includes all adjustments contained in the “no redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following table summarizes the pro forma number of shares of New Allurion Common Stock outstanding following the consummation of the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, the Chardan Equity Facility, the Backstop Agreement, the RSU Forfeiture Agreement, the Contribution Agreements, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement under two separate scenarios, excluding the potential dilutive effect of (1) the exercise or vesting of stock options or warrants and (2) the Contingency Shares. Please see the subsections entitled “Questions and Answers — What Are the Possible Sources and the Extent of Dilution that the Public Stockholders that Elect Not to Redeem their Shares Will Experience in Connection with the Business Combination and Related Transactions” and “Risk Factors — If the Business Combination is consummated, Compute Health Stockholders will experience dilution” of this proxy statement/prospectus for additional information on the potential dilutive effect of the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, the Chardan Equity Facility, the Backstop Agreement, the RSU Forfeiture Agreement, the Contribution Agreements, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement.

	Scenario 1		Scenario 2
	Assuming No		Assuming Maximum
	Redemption into Cash		Redemption
Equity Capitalization Summary	Shares		Shares
Allurion equity holders (1)	29,227,362	54%	28,025,600	66%
Compute Health Public Shareholders	12,106,814	22%	—	0%
Medtronic (2)	994,318	2%	994,318	2%
Sponsor and the Additional Class B Holders (3)	2,999,098	6%	2,983,625	7%
RTW (4)	250,000	0%	1,000,000	2%
Fortress (5)	250,000	0%	1,000,000	2%
HVL (6)	1,600,000	3%	1,600,000	4%
Other Allurion Convertible Noteholders (6)	1,625,122	3%	1,560,653	4%
PIPE Investors (7)	5,386,695	10%	5,386,695	13%
Chardan (8)	35,511	0%	35,511	0%

Total New Allurion Common Stock (9)	54,474,920	100%	42,586,402	100%

*	Less than 1%.
(1)

Refer to note 1.II.B.1 and notes 5(s) and 5(t) for information related to Scenario 1 and Scenario 2. Shares issuable to Allurion equity holders are net of 1,170,146 shares and 1,123,727 shares of New Allurion Common Stock issuable to HVL pursuant to the terms of the HVL Bridge Note, 1,625,122 shares and 1,560,653 shares of New Allurion Common Stock issuable to other Allurion Convertible Noteholders pursuant to the terms of the respective Allurion Convertible Notes, and an aggregate of 286,570 shares and 317,516 shares of New Allurion Common Stock contributed or forfeited from the Gaur Trust and Krishna Gupta pursuant to the Gaur Contribution Agreement and RSU Forfeiture Agreement under Scenario 1 and Scenario 2, respectively.

(2)	Includes 994,318 shares of New Allurion Common Stock issued to Medtronic in exchange for its 700,000 shares of Compute Health Class A Common Stock. Refer to note 5(d) below.
(3)

Refer to notes 1.I.A.1 and 1.I.A.2 and notes 5(b), 5(c), 5(e) and 5(o). Shares issuable to the Sponsor and the Additional Class B Holders are net of 100,872 and 111,765 shares of Compute Health Class A Common Stock contributed by the Sponsor to Compute Health pursuant to the Sponsor Contribution Agreement under Scenario 1 and Scenario 2, respectively.

(4)	Refer to note 1.II.B.5 and note 5(m) for information related to Scenario 1 and Scenario 2.
(5)	Refer to note 1.II.B.6 and note 5(n) for information related to Scenario 1 and Scenario 2.
(6)

Refer to notes 1.II.1 and 1.II.2 and notes 5(l) and 6(j). Shares issuable to HVL include 1,170,146 shares and 1,123,727 shares of New Allurion Common Stock issuable to HVL pursuant to the terms of the HVL Bridge Note, and an aggregate of 286,570 shares and 317,516 shares of New Allurion Common Stock issuable pursuant to HVL’s Termination Agreement under Scenario 1 and Scenario 2, respectively.

(7)	Refer to note 1.III and note 5(u).
(8)	Refer to note 1.IV and note 5(v).
(9)	Excludes the equity-classified penny warrants.

3.	Accounting for the Mergers

Notwithstanding the legal form of the Mergers pursuant to the Business Combination Agreement, the Mergers represent a reverse merger and will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Compute Health is the legal acquirer that will acquire all of the outstanding equity interests of Allurion in the Mergers, Compute Health will be treated as the “acquired” company and Allurion will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Mergers will be treated as the equivalent of Allurion issuing stock for the net assets of Compute Health, accompanied by a recapitalization. The net assets of Compute Health and Allurion will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequent to the completion of the Mergers, the results of operations prior to the Mergers will be those of Allurion.

Allurion has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Allurion’s existing stockholders will have the greatest percentage of voting interest in New Allurion;

•	Allurion’s existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of New Allurion;

•	Allurion will comprise the ongoing operations of New Allurion; and

•	Allurion’s existing senior management will be the senior management of New Allurion.

4.

New Allurion Common Stock Issued to Allurion Stockholders upon the Closings, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, Chardan Equity Facility, the Backstop Agreement, the Contribution Agreements, the RSU Forfeiture Agreement, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement

The New Allurion Common Stock estimated to be issued at the Closings is determined as follows assuming that the HVL Bridge Note has an outstanding principal of $6.5 million prior to the Closings, the aggregate Backstop Purchase Amount is zero and no Backstop Shares are issued, assuming that Net Closing Cash is greater than $100 million under Scenario 1 and at $70 million under Scenario 2, and assuming that no Contingency Shares are issued.

	Scenario 1 (Assuming No Redemptions)	Scenario 2 (Assuming Maximum Redemptions)
Allurion Common Stock assumed outstanding prior to the Closings	8,585,859	8,585,859
Allurion Common Stock issued to Convertible Noteholders assumed outstanding prior to the Closings	2,699,363	2,699,363
Allurion Preferred Stock assumed outstanding prior to the Closings	19,915,450	19,915,450

	31,200,672	31,200,672
Assumed Intermediate Merger Exchange Ratio	1.0355	0.9944

	32,309,200	31,027,496
Less: Share of New Allurion Common Stock issued to Allurion Convertible Noteholders upon the Closings	(2,795,268)	(2,684,380)
Less: Share related to the Gaur Contribution Agreement and RSU Forfeiture Agreement	(286,570)	(317,516)

Estimated shares of New Allurion Common Stock issued to Allurion Stockholders the Closings	29,227,362	28,025,600

5.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet as of March 31, 2023 reflects transaction accounting adjustments that depict the accounting for the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, the Chardan Equity Facility, the Backstop Agreement, the RSU Forfeiture Agreement, the Contribution Agreements, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Balance Sheet Pro forma Transaction Accounting Adjustments:

Compute Health pro forma transaction accounting:

a)

To reflect the forfeiture of 30,000 shares of Compute Health Class B Common Stock by Osama Alswailem, a member of the Compute Health Board, as a result of his resignation from the Compute Health Board on January 29, 2023.

b)

To reflect the exchange and conversion of 21,442,500 shares of Compute Health Class B Common Stock, and 12,833,333 liability-classified Compute Health Private Warrants with a fair value of $5.1 million, held by the Sponsor into 2,088,327 shares of Compute Health Class A Common Stock pursuant to the Sponsor Support Agreement. The corresponding offset has been recorded as an increase in additional paid-in capital. Pursuant to the Sponsor Contribution Agreement, 100,872 shares or 111,765 shares of Compute Health Class A Common Stock are to be contributed to Compute Health as a contribution of capital immediately prior to the CPUH Merger Closing based on the No Redemptions Scenario and Maximum Redemptions Scenario, respectively, assuming that the HVL Bridge Note has an outstanding principal of $6.5 million prior to the Closings, the Backstop Purchase Amount is zero and no Backstop Shares are issued, assuming that Net Closing Cash is greater than $100 million under Scenario 1 and at $70 million under Scenario 2, and assuming that no Contingency Shares are issued. See notes 1.I.A.1 and 1.I.B.

c)

To reflect the exchange and conversion of 90,000 shares of Compute Health Class B Common Stock held in the aggregate by the Additional Class B Holders into an aggregate of 63,360 shares of Compute Health Class A Common Stock pursuant to the Sponsor Support Agreement. The corresponding offset has been recorded as an increase in additional paid-in capital. Refer to note 1.I.A.2.

d)

To reflect the reclassification of 700,000 shares of Compute Health Class A Common Stock subject to redemption, or $7.0 million, to permanent equity in connection with the Non-Redemption Agreement. The reclassification of shares has been recorded as a reduction to the Trust Account and an increase to cash. Pursuant to the Non-Redemption Agreement, Medtronic agreed to waive the redemption rights associated with 700,000 shares of its Compute Health Class A Common Stock upon the completion of the Mergers, subject to Medtronic’s and Allurion’s entry into the Medtronic Sales Agency Agreement in accordance with the terms of the Non-Redemption Agreement. These 700,000 shares of Compute Health Class A Common Stock are to be converted into 994,318 shares of New Allurion Common Stock upon the consummation of the CPUH Merger, as a result of applying the CPUH Exchange Ratio. Refer to note 1.I.C.1.

e)

To reflect, upon the CPUH Merger Closing (and taking into account the transactions contemplated by the Sponsor Contribution Agreement) pursuant to the Business Combination Agreement, the conversion and exchange of all then-outstanding shares of Compute Health Class A Common Stock into shares of New Allurion Common Stock based on the CPUH Exchange Ratio. Refer to note 1.I.C.2.

f)

To record the cash settlement of $7.1 million, of which $4.0 million was related to deferred legal costs incurred during the IPO and $3.1 million was related to CPUH transaction costs that are deemed to be direct and incremental costs of the Mergers. These amounts are due upon completion of the Mergers.

g)

To reflect Compute Health’s total estimated advisory, legal, accounting and other professional fees of $5.3 million that are deemed to be direct and incremental costs of the Mergers as a reduction to cash and cash equivalents, and accumulated deficit.

h)

To reflect the release of $96.5 million from the Trust Account to cash and cash equivalents in Scenario 1 pursuant to the Business Combination Agreement, which assumes no Public Stockholders exercise their redemption rights to have their Class A Common Stock redeemed for their pro rata share of the Trust Account. Refer to note 2.

Allurion pro forma transaction accounting:

i)	To record the exercise of Allurion Options subsequent to March 31, 2023.

j)

To reflect the issuance of 904,336 shares of Allurion Common Stock resulting from the vesting of certain Allurion RSUs and Allurion Options whereby 62.5% of the Allurion RSUs, and 33.33% of the then unvested Allurion Options will vest and become exercisable at the Closings (refer to note 6(e) below), in an aggregate amount of $5.0 million recorded in additional paid-in capital. These amounts reflect that pursuant to the RSU Forfeiture Agreement, 138,369 shares or 159,644 shares of Allurion RSUs are to be forfeited based on the No Redemptions Scenario and Maximum Redemptions Scenario, respectively, assuming that the HVL Bridge Note has an outstanding principal of $6.5 million prior to the Closing, the Backstop Purchase Amount is zero and no Backstop Shares are issued, assuming that Net Closing Cash is greater than $100 million under Scenario 1 and at $70 million under Scenario 2, and assuming that no Contingency Shares are issued. The corresponding offset has been recorded as a decrease of $5.0 million in accumulated deficit. These 904,336 shares of Allurion Common Stock are to be converted into 936,466 shares or 899,316 shares of New Allurion Common Stock upon the consummation of the Intermediate Merger, subject to the Intermediate Merger Exchange Ratio based on the No Redemptions Scenario and Maximum Redemptions Scenario, respectively. Refer to notes 1.II.7 and 1.II.B.3.

k)

To reflect the issuance of 222,058 shares of Allurion Common Stock upon the conversion of the outstanding principal of $3.1 million and accrued interest of $48.9 thousand of the Allurion Convertible Notes payables pursuant to the terms of the Allurion Convertible Notes issued in 2021. The corresponding offsets related to the conversion have been recorded as an increase of $3.2 million in additional paid-in capital and a decrease of $48.9 thousand in accumulated deficit. Refer to note 1.II.A.1.

l)

To reflect the assumed cash proceeds of $7.2 million subsequent to March 31, 2023, net of a Repayment of $6.5 million and a prepayment penalty of $1.5 million assuming that approximately $20.8 million of Allurion Convertible Notes are issued prior to the Closings (inclusive of $13.6 million of Allurion Convertible Notes raised as of March 31, 2023) and assuming that the HVL Bridge Note has an outstanding principal of $6.5 million prior to the Closings, the aggregate Backstop Purchase Amount is zero and no Backstop Shares being issued, upon the issuance of Allurion Convertible Notes related to the Incremental Financing with an assumed interest expense of $0.4 million, and the issuance of 2,477,305 shares of Allurion Common Stock upon the conversion of the outstanding balance of these Allurion Convertible Notes pursuant to the terms of the respective convertible notes. The corresponding offsets related to the conversion have been recorded as an increase of $14.6 million in additional paid-in capital and a decrease of $1.9 million in accumulated deficit. Refer to notes 1.II.1, 1.II.2 and 1.II.A.1.

m)

To reflect the cash proceeds of $40.0 million in connection with the Revenue Interest Financing at the Intermediate Merger Closing, which is accounted for as a debt instrument. The debt instrument is expected to be recorded at fair value, or $40.0 million at issuance. In addition, the PIPE Conversion Option is recorded as a derivative liability with a fair value of $1.8 million. The PIPE Conversion Option derivative of $1.8 million is considered as transaction costs, which have been recorded as a reduction to accumulated deficit. In connection with the Revenue Interest Financing, New Allurion will issue up to 1,000,000 Additional RTW Shares to RTW, with (i) 250,000 of such Additional RTW Shares to be issued at the Intermediate Merger Closing and not subject to any contingencies and (ii) 750,000 of such Additional RTW Shares to be issued based on the Net Closing Cash of the Company as of immediately prior to the Intermediate Merger Closing (to be determined linearly, based on no Additional RTW Shares being issuable if such Net Closing Cash is equal to or greater than $100 million and 750,000 Additional RTW Shares being issuable if such Net Closing Cash is $70 million), in each case at $0.0001 par value with a respective decrease in additional paid-in capital, provided that the number of Additional RTW Shares issuable would be reduced proportionately by the number of Backstop Shares issued to RTW. To the extent that any portion of the HVL Bridge Note remains outstanding following the Determination Date, RTW will, at the Backstop Closing and on the Backstop Closing Date, purchase up to its $2.0 million Maximum Purchase Amount of the HVL Bridge Note from HVL. The selected unaudited pro forma condensed combined financial information has been prepared assuming that the Backstop Amount is zero and no Backstop Shares are issued. Refer to notes 1.II.3, 1.II.B.4 and 1.II.B.5.

n)

To reflect the net cash proceeds of $1.9 million in connection with the Fortress Financing, which is accounted for as a debt instrument. The total cash proceeds of $60.0 million less the related financing costs of $0.5 million, partially offset by the repayment of the Runway Loan of $55.0 million, the prepayment fee of the Runway Loan of $1.1 million, and the final payment fee of the Runway Loan of $1.6 million have been recorded in the pro forma balance sheet. The Runway Loan of $55.0 million, coupled with a discount of $1.5 million, are then derecognized. The issuance of the Fortress Financing of $60.0 million, net of the financing costs of $0.5 million, has been recorded as a non-current liability. The corresponding offset related to the debt extinguishment is a decrease in accumulated deficit of

$4.1 million related to the cash settlement of the prepayment and final payment fees to Runway of $2.7 million and the loss on extinguishment of debt of $1.5 million. In connection with the Fortress Financing, New Allurion will issue up to 1,000,000 Additional Fortress Shares, with (i) 250,000 of such Additional Fortress Shares to be issued at the Intermediate Merger Closing and not subject to any contingencies and (ii) 750,000 of such Additional Fortress Shares to be issued based on the Net Closing Cash of the Company as of immediately prior to the Intermediate Merger Effective Time (to be determined linearly, based on no Additional Fortress Shares being issuable if such minimum cash is equal to or greater than $100 million and 750,000 Additional Fortress Shares being issuable if such minimum cash is $70 million), in each case at $0.0001 par value with a respective decrease in additional paid-in capital, provided that the number of Additional Fortress Shares issuable would be reduced proportionately by the number of Backstop Shares issued to the Fortress Investor. To the extent that any portion of the HVL Bridge Note remains outstanding following the Determination Date, the Fortress Investor will, at the Backstop Closing and on the Backstop Closing Date, purchase up to its $2.0 million Maximum Purchase Amount of the HVL Bridge Note from HVL. The selected unaudited pro forma condensed combined financial information has been prepared assuming that the Backstop Amount is zero and no Backstop Shares are issued. Refer to notes 1.II.3 and 1.II.B.6.

o)

To record the settlement of $3.1 million of the outstanding principal under the Sponsor Loans from proceeds from the PIPE Investment or Revenue Interest Financing Agreement upon the Intermediate Merger Closing. Pursuant to the Business Combination Agreement, up to $2.5 million of the outstanding principal amount is settled in cash and cash equivalents and the remaining principal balance is converted into 86,007 shares of New Allurion Common Stock at a price per share of $7.04. Refer to note 1.II.B.7.

p)

To record the contingent consideration of $53.3 million for the estimated fair value of the Contingency Shares to be issued to the Eligible Allurion Equityholders upon the stock price achievements of New Allurion Common Stock pursuant to the Business Combination Agreement. The Contingency Shares are not considered indexed to New Allurion Common Stock and are therefore classified as a liability in the unaudited pro forma condensed combined balance sheet and will be remeasured at fair value at each reporting date until such time as the milestones have been met or the earnout period expires. The corresponding offset has been recorded as a reduction in additional paid-in capital. Refer to note 1.V.

q)

To reflect Allurion’s total estimated advisory, legal, accounting and other professional fees of $9.6 million that are deemed to be direct and incremental costs of the Mergers as a reduction to additional paid-in capital. The reduction of $9.6 million to additional paid-in capital was reflected as a payment of $8.5 million in cash, a reduction of $1.6 million to accrued expenses and other current liabilities, a reduction of $3.1 million to accounts payable, and a reduction of $5.7 million to other long-term assets for deferred offering costs.

r)

To record the derecognition of the warrant liabilities with respect to Allurion Common Stock and Allurion Preferred Stock, as well as a corresponding increase in additional paid-in capital, to reflect the conversion of the respective outstanding Allurion Warrants to purchase Allurion Common Stock and Allurion Preferred Stock becoming New Allurion Warrants pursuant to the Business Combination Agreement. Refer to note 1.II.

s)

To reflect, in the Intermediate Merger pursuant to the Business Combination Agreement, the conversion and exchange of all outstanding shares of capital stock of Allurion (including shares of Allurion Common Stock resulting from the conversions of Allurion Convertible Notes, Bridge Notes, and Allurion RSU Awards) based on the Intermediate Merger Exchange Ratio into 29,227,362 shares or 28,025,600 shares of New Allurion Common Stock based on the No Redemptions Scenario and Maximum Redemptions Scenario, respectively (refer to note 4), and the elimination of the accumulated deficit of Compute Health, the accounting acquiree. As a result of the recapitalization in connection with the Intermediate Merger, the carrying value of Allurion Common Stock of $51.6 thousand, and Compute Health’s accumulated deficit of $28.8 million are derecognized. The shares of New Allurion Common Stock issued in exchange for Allurion’s capital have been recorded to New Allurion

Common Stock of $3.2 thousand and additional paid-in capital in amount of $68.4 million. Refer to notes 1.II.6, 1.II.7, 1.II.B.1, and 1.II.B.3.

t)

To reflect, in Scenario 2, the assumption that Public Stockholders exercise their redemption rights with respect to a maximum of 8,523,194 shares of Compute Health Class A Common Stock subject to redemption prior to the consummation of the Mergers at a redemption price of approximately $10.23 per share, or $87.2 million in cash. Refer to note 2.

Pro forma adjustments directly attributable to the PIPE Investment and Chardan Equity Facility:

u)

To reflect the issuance of an aggregate of 5,386,695 shares of New Allurion Common Stock in the PIPE Investment at a purchase price of $7.04 per share, for an aggregate issue price of $37.9 million. Refer to note 1.III.

v)

To reflect the issuance of 35,511 shares of New Allurion Common Stock, or $250 thousand as a commitment fee, recorded within additional paid-in capital, and a cash payment of $75 thousand, as the structuring fees in connection with the Chardan Equity Facility. The corresponding offset has been recorded as a decrease in accumulated deficit. Refer to note 1.IV.

6.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2023 and the Year Ended December 31, 2022

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma Transaction Accounting Adjustments:

a)	To reflect an adjustment to eliminate Compute Health’s monthly fee of $10.0 thousand for administrative support services.

b)

To reflect an adjustment to eliminate the impact of the change in the fair value of the 12,833,333 liability-classified Compute Health Private Warrants as it is assumed that the derivative warrant liability would have been extinguished upon the conversion and exchanged by the Sponsor on January 1, 2022 under the Sponsor Support Agreement. Refer to note 1.I.A.1.

c)

To reflect an adjustment to eliminate the impact of the change in the fair value of the Sponsor Loans due to the Sponsor and its affiliates as it is assumed that the Sponsor Loans would have been extinguished upon the cash settlement pursuant to the Business Combination Agreement as if the Mergers had occurred on January 1, 2022.

d)

To reflect Compute Health’s total estimated advisory, legal, accounting and other professional fees that are deemed to be direct and incremental costs of the Mergers as an adjustment to general and administrative expense as if the Mergers had occurred on January 1, 2022.

e)

To recognize the stock-based compensation expense associated with certain Allurion RSU Awards and Allurion Options which contain vesting conditions whereby 62.5% of the Allurion RSU Awards and 33.33% of the then unvested Allurion Options will vest and become exercisable as if the Mergers had occurred on January 1, 2022. Refer to note 5(j) above.

f)

To reflect the derecognition of interest expense related to the Allurion Convertible Notes and Runway Loan entered into by Allurion as it is assumed the outstanding principal and accrued interest on these liabilities would have been extinguished upon the respective settlement pursuant to the Business Combination Agreement as if the Mergers had occurred on January 1, 2022.

g)

To reflect the expense associated with the cash settlement for the transaction fees and the PIPE Conversion Option derivative related to the Revenue Interest Financing within general and administrative expense as if the Mergers had occurred on January 1, 2022. Refer to note 5(m) above.

h)

To reflect a transaction adjustment to record the expense related to the cash settlement of the prepayment and final payment fees to Runway and the loss on extinguishment of debt as if the Mergers had occurred on January 1, 2022. Refer to note 5(n) above.

i)	To reflect the interest expense related to the Fortress Financing to be entered into by New Allurion as if the Mergers had occurred on January 1, 2022.

j)	To reflect the prepayment penalty of $1.5 million incurred related to the HVL Bridge Note as pursuant to HVL’s Termination Agreement.

k)

To reflect an adjustment to eliminate the impact of the change in the fair value of Allurion Warrant liabilities related to the Allurion liability-classified Allurion Warrants exchanged for an equivalent amount of New Allurion Warrants to acquire shares of New Allurion Common Stock, which are expected to be equity classified, as if the Mergers had occurred on January 1, 2022. Refer to note 5(r) above.

l)

To record an expense for the transaction costs related to the Chardan Equity Facility to be entered into by Allurion within general and administrative expense as if the Mergers had occurred on January 1, 2022. Refer to note 5(v) above.

m)	To reflect the derecognition of investment income related to the investments held in the Trust Account in the Maximum Redemptions Scenario as if the Mergers had occurred on January 1, 2022.

n)

The pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of New Allurion shares outstanding as if the Mergers, the PIPE Investment, the Revenue Interest Financing, the Fortress Financing, the Incremental Financing, the Chardan Equity Facility, the Backstop Agreement, the RSU Forfeiture Agreement, the Contribution Agreements, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement occurred on January 1, 2022. The calculation of weighted-average shares outstanding for pro forma basic and diluted net loss per share assumes that the shares issuable in connection with the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, the Chardan Equity Facility, the Backstop Agreement, the RSU Forfeiture Agreement, the Contribution Agreements, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement have been outstanding for the entirety of the period presented. Pro forma basic and diluted net loss per share is calculated as follows assuming that the HVL Bridge Note has an outstanding principal of $6.5 million prior to the Closings, the Backstop Purchase Amount is zero and no Backstop Shares are issued, assuming that Net Closing Cash is greater than $100 million under Scenario 1 and at $70 million under Scenario 2, and assuming that no Contingency Shares are issued:

	Three Months Ended March 31, 2023
	Scenario 1 (Assuming No Redemptions into Cash)	Scenario 2 (Assuming Full Redemptions into Cash)
Numerator:
Net loss	$(21,928)	$(22,940)
Net loss attributable to common stockholders - basic and diluted	$(22,645)	$(23,657)

Denominator:
Weighted average common shares outstanding used in basic and diluted net loss per share (1)	54,552,584	42,660,985

Net loss per share attributable to common stockholders - basic and diluted	$(0.42)	$(0.55)

	Year Ended December 31, 2022
	Scenario 1 (Assuming No Redemptions into Cash)	Scenario 2 (Assuming Full Redemptions into Cash)
Numerator:
Net loss	$(39,646)	$(50,307)
Net loss attributable to common stockholders - basic and diluted	$(42,553)	$(53,214)

Denominator:
Weighted average common shares outstanding used in basic and diluted net loss per share (2)	54,449,249	42,558,339

Net loss per share attributable to common stockholders - basic and diluted	$(0.78)	$(1.25)

(1)

Represents the total number of outstanding shares of New Allurion Common Stock that New Allurion would issue as of the consummation of the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, Chardan Equity Facility, the Backstop Agreement, the

RSU Forfeiture Agreement, the Contribution Agreements, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement. Under Scenario 1, the numbers of outstanding New Allurion Warrants of 21,562,322, New Allurion Options of 4,486,492, New Allurion RSU Awards of 561,880, and New Allurion Warrants of 454,428 to be issued upon the consummation of the Mergers have been excluded from the computation of diluted net loss per share attributable to common stockholders for the three months ended March 31, 2023 because including them would have been antidilutive. Under Scenario 2, the numbers of outstanding New Allurion Warrants of 21,562,322, New Allurion Options of 4,308,513, New Allurion RSU Awards of 539,590, and New Allurion Warrants of 436,401 to be issued upon the consummation of the Mergers have been excluded from the computation of diluted net loss per share attributable to common stockholders for the three months ended March 31, 2023 because including them would have been antidilutive. Shares outstanding exclude the Contingency Shares to be issued as they are issuable upon the occurrence of specified events. Refer to note 1.V. Because the necessary conditions for issuance of the shares had not been met as of March 31, 2023, these shares are excluded from the table above and from the computation of the basic and diluted net loss per share attributable to common stockholders under Scenarios 1 and 2.

(2)

Represents the total number of outstanding shares of New Allurion Common Stock, New Allurion would issue as of the consummation of the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, Chardan Equity Facility, the Backstop Agreement, the RSU Forfeiture Agreement, the Contribution Agreements, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement. Under Scenario 1, the numbers of outstanding New Allurion Warrants of 21,562,322, New Allurion Options of 4,504,343, New Allurion RSU Awards of 561,566, and New Allurion Warrants of 454,174 to be issued upon the consummation of the Mergers have been excluded from the computation of diluted net loss per share attributable to common stockholders for the year ended December 31, 2022 because including them would have been antidilutive. Under Scenario 2, the numbers of outstanding New Allurion Warrants of 21,562,322, New Allurion Options of 4,325,656, New Allurion RSU Awards of 539,289, and New Allurion Warrants of 436,157 to be issued upon the consummation of the Mergers have been excluded from the computation of diluted net loss per share attributable to common stockholders for the year ended December 31, 2022 because including them would have been antidilutive. Shares outstanding exclude the Contingency Shares to be issued as they are issuable upon the occurrence of specified events. Refer to note 1.V. Because the necessary conditions for issuance of the shares had not been met as of December 31, 2022, these shares are excluded from the table above and from the computation of the basic and diluted net loss per share attributable to common stockholders under Scenarios 1 and 2.

Please see the subsections entitled “Questions and Answers — What Are the Possible Sources and the Extent of Dilution that the Public Stockholders that Elect Not to Redeem their Shares Will Experience in Connection with the Business Combination and Related Transactions” and “Risk Factors — If the Business Combination is consummated, Compute Health Stockholders will experience dilution” of this proxy statement/prospectus for additional information on the potential dilutive effect of the Mergers, the PIPE Investment, the Incremental Financing, the Revenue Interest Financing, the Fortress Financing, the Chardan Equity Facility, the Backstop Agreement, the RSU Forfeiture Agreement, the Contribution Agreements, the Termination Agreements, the Amended and Restated RTW Side Letter, and the Fortress Letter Agreement.

•	Assuming No Redemptions:

The weighted average common share outstanding — basic and diluted for the three months ended March 31, 2023 is calculated as the sum of: a) 29,227,362 shares of New Allurion Common Stock held by Allurion Stockholders, b) 12,106,814 shares of New Allurion Common Stock held by Public Stockholders, c) 994,318 shares of New Allurion Common Stock held by Medtronic, d) 2,999,098 shares of New Allurion Common Stock held by the Sponsor and the Additional Class B Holders, e) 250,000 shares of New Allurion Common Stock held by RTW assuming that the Net Closing Cash is greater than $100 million, f) 250,000 shares of New Allurion Common Stock held by an affiliate of Fortress assuming that the Net Closing Cash is greater than $100 million, g) 1,600,000 shares of New

Allurion Common Stock held by HVL, h) 1,625,122 shares of New Allurion Common Stock held by other Allurion Convertible Noteholders, i) 5,386,695 shares of New Allurion Common Stock held by the PIPE Investors, j) 35,511 shares of New Allurion Common Stock issued in connection with the Chardan Equity Facility, and k) 77,664 equity-classified penny warrants outstanding;

The weighted average common share outstanding — basic and diluted for the year ended December 31, 2022 is calculated as the sum of: a) 29,210,775 shares of New Allurion Common Stock held by Allurion Stockholders, b) 12,106,813 shares of New Allurion Common Stock held by Public Stockholders, c) 994,318 shares of New Allurion Common Stock held by Medtronic, d) 2,913,091 shares of New Allurion Common Stock held by the Sponsor and the Additional Class B Holders, e) 250,000 shares of New Allurion Common Stock held by RTW assuming that the Net Closing Cash is greater than $100 million, f) 250,000 shares of New Allurion Common Stock held by an affiliate of Fortress assuming that the Net Closing Cash is greater than $100 million, g) 1,600,000 shares of New Allurion Common Stock held by HVL, h) 1,624,425 shares of New Allurion Common Stock held by other Allurion Convertible Noteholders, i) 5,386,695 shares of New Allurion Common Stock held by the PIPE Investors, j) 35,511 shares of New Allurion Common Stock issued in connection with the Chardan Equity Facility, and k) 77,621 equity-classified penny warrants outstanding;

•	Assuming Maximum Redemptions:

The weighted average common share outstanding – basic and diluted for the three months ended March 31, 2023 is calculated as the sum of: a) 28,025,600 shares of New Allurion Common Stock held by Allurion Stockholders, b) 994,318 shares of New Allurion Common Stock held by Medtronic, c) 2,983,625 shares of New Allurion Common Stock held by the Sponsor and the Additional Class B Holders, d) 1,000,000 shares of New Allurion Common Stock held by RTW assuming that the Net Closing Cash is $70 million, e) 1,000,000 shares of New Allurion Common Stock held by an affiliate of Fortress assuming that the Net Closing Cash is $70 million, f) 1,600,000 shares of New Allurion Common Stock held by HVL, g) 1,560,653 shares of New Allurion Common Stock held by other Allurion Convertible Noteholders, h) 5,386,695 shares of New Allurion Common Stock held by the PIPE Investors, i) 35,511 shares of New Allurion Common Stock issued in connection with the Chardan Equity Facility, and j) 74,583 equity- classified penny warrants outstanding; and

The weighted average common share outstanding – basic and diluted for the year ended December 31, 2022 is calculated as the sum of: a) 28,009,671 shares of New Allurion Common Stock held by Allurion Stockholders, b) 994,318 shares of New Allurion Common Stock held by Medtronic, c) 2,897,617 shares of New Allurion Common Stock held by the Sponsor and the Additional Class B Holders, d) 1,000,000 shares of New Allurion Common Stock held by RTW assuming that the Net Closing Cash is $70 million, e) 1,000,000 shares of New Allurion Common Stock held by an affiliate of Fortress assuming that the Net Closing Cash is $70 million, f) 1,600,000 shares of New Allurion Common Stock held by HVL, g) 1,559,985 shares of New Allurion Common Stock held by other Allurion Convertible Noteholders, h) 5,386,695 shares of New Allurion Common Stock held by the PIPE Investors, i) 35,511 shares of New Allurion Common Stock issued in connection with the Chardan Equity Facility, and j) 74,542 equity-classified penny warrants outstanding.

INFORMATION ABOUT COMPUTE HEALTH

General

Compute Health is a blank check company incorporated in Delaware on October 7, 2020. It was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities.

On February 9, 2021, Compute Health consummated its IPO of 86,250,000 Compute Health Units, including the issuance of 11,250,000 Compute Health Units as a result of the underwriter’s full exercise of its over-allotment option, at a price of $10.00 per Compute Health Unit, generating gross proceeds of $862.5 million. Simultaneously with the closing of the IPO, Compute Health consummated the sale of 12,833,333 Compute Health Private Warrants to the Sponsor at a price of $1.50 per Compute Health Private Warrant, generating gross proceeds of approximately $19.3 million. Following the IPO and the sale of the Compute Health Private Warrants, a total of $862.5 million was placed in the Trust Account.

On December 2, 2022, Compute Health held a special meeting of stockholders pursuant to which its stockholders approved two proposals, including to extend the date by which Compute Health must consummate a business combination or liquidate through August 9, 2023 and to allow Compute Health to redeem shares of Compute Health Class A Common Stock in connection with the amendment to the Compute Health Certificate of Incorporation to the extent that such redemption would result in Compute Health having net tangible assets of less than $5,000,001.

Additionally, in connection with the Charter Amendment and Extension having been approved, the Sponsor agreed that it will contribute to Compute Health as a loan (each loan being referred to herein as a “Contribution”) $400,000 each month until the earlier of (i) the completion of the Business Combination and (ii) August 9, 2023 (the “Extended Combination Period”). As a result of stockholder redemptions of Compute Health Class A Common Stock in connection with the Extension and the existence of the Sponsor Support Agreement, Public Stockholders have limited voting power.

If Compute Health has not completed a business combination by August 9, 2023 or during any extended time that Compute Health has to consummate a business combination beyond August 9, 2023 as a result of a stockholder vote to amend the Compute Health Certificate of Incorporation, Compute Health will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Compute Health Class A Common Stock, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Compute Health’s remaining stockholders and the Compute Health Board, dissolve and liquidate, subject in each case to Compute Health’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Compute Health Warrants, which will expire worthless if Compute Health fails to complete a business combination within the Extended Combination Period.

Redemption Rights for Public Stockholders in Connection with CPUH Merger

Compute Health will provide Public Stockholders with the opportunity to redeem all or a portion of their shares of Compute Health Class A Common Stock in connection with the CPUH Merger at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination including interest earned on the funds held in the Trust Account and not previously released to Compute Health as permitted withdrawals, divided by the number of then outstanding shares of Compute Health Class A Common Stock, subject to the certain limitations. The Initial Stockholders entered into the IPO Letter Agreement, pursuant to which they have agreed to waive their redemption rights with respect to any shares of Compute Health Class B Common Stock held by them and any shares of Compute Health Class A Common Stock held by them in connection with the CPUH Merger.

Facilities

Compute Health currently maintains its executive offices at 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890 and its telephone number is (212) 829-3500. Compute Health considers its current office space adequate for its current operations.

Upon consummation of the Business Combination, the principal executive offices of New Allurion will be 11 Huron Drive, Natick, Massachusetts 01760.

Employees

Compute Health currently has three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to Compute Health’s affairs until we have completed our initial business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Compute Health or any members of the Compute Health management team in their capacity as such. Compute Health has received two demand letters from putative stockholders of Compute Health dated May 21, 2023 and May 22, 2023 (the “Demands”) generally alleging that the proxy statement/prospectus forming part of the registration statement on Form S-4 that New Allurion filed with the SEC on May 12, 2023 omits material information with respect to Compute Health’s proposed business combination with Allurion. The Demands seek the issuance of corrective disclosures in an amendment or supplement to the proxy statement/prospectus.

Our Officers and Directors are as follows:

Name	Age	Position
Omar Ishrak*	67	Chairman of the Board of Directors
Joshua Fink*	45	Co-Chief Executive Officer, Director
Jean Nehmé*	38	Co-Chief Executive Officer
Hani Barhoush	47	Director
Michael Harsh	68	Director
Gwendolyn A Watanabe	51	Director

*	Denotes an executive officer.

Dr. Omar Ishrak has been Chairman of the Compute Health Board since inception. Dr. Ishrak also serves on the Board of Directors of Intel Corporation. Dr. Ishrak was CEO of Medtronic from June 2011 to April 2020 and served as Executive Chairman and Chairman of the Board of Directors of Medtronic until he stepped down in December 2020. Dr. Ishrak served as independent Chairman of the Board of Directors of Intel from January 2020 to January 2023. Dr. Ishrak has served as a member of the Intel board since March 2017. Prior to joining Medtronic, Dr. Ishrak was President and CEO of GE Healthcare Systems. Earlier in his career, Dr. Ishrak amassed 13 years of technology development and business management experience, holding leadership positions at Diasonics Vingmed Ultrasound Ltd., and various product development and engineering positions at Philips Ultrasound Inc. He was inducted into the American Institute for Medical and Biological Engineering (AIMBE)

College of Fellows in 2016 and was elected to the National Academy of Engineering in 2020. Dr. Ishrak serves on the Board of Directors of the Cleveland Clinic, a nonprofit academic medical center. He is also a member of the Board of Trustees of the Asia Society, a leading educational organization dedicated to promoting mutual understanding and strengthening partnerships among peoples, leaders and institutions of Asia and the United States in a global context. In addition, he is a member of the Minnesota Public Radio Board of Trustees. He earned a Bachelor of Science degree and Ph.D. in Electrical Engineering from the University of London, King’s College. He is also a Fellow of King’s College. Dr. Ishrak is qualified to serve on the New Allurion Board based on his extensive experience on boards of various healthcare companies.

Dr. Jean Nehmé has been our co-Chief Executive Officer since inception. Dr. Nehmé served as a director of Compute Health from inception until his resignation from the Compute Health Board on January 31, 2023. Dr. Nehmé co-founded Digital Surgery in 2011 while training in plastic surgery in London and has continued to serve in his role after Digital Surgery was acquired by Medtronic in February 2020 to be integrated into the MITG Robotics division. Dr. Nehmé earned multiple awards for his research in innovation and application of surgical technology and simulation. He has presented at multiple international conferences and won the Founders Forum Singapore Rising Star award and the London Business School Deloitte Digital Health Award in 2015. Dr. Nehmé completed his masters in surgical technology at Imperial College London.

Joshua Fink has been our co-Chief Executive Officer and a director since inception. He is the Managing Partner of Ophir Holdings, a private investment company, which invests across a broad spectrum of industries including technology, healthcare and natural resources. Mr. Fink is Vice Chairman of the Electrum Group LLC, a firm that primarily invests in the mining sector, with a focus on precious metals. Mr. Fink serves as a Senior Advisor at SoftBank Investment Advisors. He is an advisor to 8VC, a leading Silicon Valley venture capital firm founded by Joe Lonsdale. Mr. Fink is the Managing Partner of Luma Bio-IT SPV, an investment vehicle focused on emerging to mid-sized companies in the Bio-IT and pharma-IT spaces. He is also a Founding Partner at Ascendant Capital Partners, a vertically integrated real estate investment and operating vehicle with an investment focus on urban hospitality, data infrastructure and technology-enabled multifamily assets. Mr. Fink holds a B.A. from the University of Pennsylvania.

Hani Barhoush has been a director since February 2021. He currently serves as the CEO of Disruptive Investments at Mubadala Investment Company and is responsible for overseeing a number of business Units including Ventures and Growth, Credit Investments, as well as investment programs in France, China, and Russia and CIS. He also oversees Mubadala Capital, Mubadala’s wholly-owned subsidiary focused on 3rd party asset management. He is also a member of Mubadala’s Investment Committee. Additionally, he serves on the board of Fortress Investment Group LLC. Mr. Barhoush joined Mubadala in 2004. Prior to joining Mubadala, Mr. Barhoush was a member of Merrill Lynch’s New York-based investment banking team, where he focused on mergers and acquisitions. Mr. Barhoush holds a B.S.F.S. from Georgetown University’s Edmund A. Walsh School of Foreign Service, an M.P.P. from Harvard University’s John F. Kennedy School of Government and a J.D. from Harvard Law School.

Michael Harsh has been a director since February 2021. He is a co-founder and Chief Product Officer of Terapede Systems, a digital X-ray startup that focuses on developing an ultra-high resolution medical flat panel X-ray detector. Prior to co-founding Terapede Systems in 2015, Mr. Harsh had a 36-year long career with General Electric, including serving as Global Technology Leader — Imaging Technologies at the GE Global Research Center and culminating with him serving as Vice President and Chief Technology of GE Healthcare. Additionally, he serves on the boards of directors of Endra Life Sciences (Nasdaq: NDRA), Imagion Biosystems (IBX.AX), and EmOpti as well as being a member the Radiological Society of North America Research & Education Foundation Board of Trustees. He had previously served as a director for FloDesign Sonics until its acquisition by MilliporeSigma, a division of the Merck Group. Mr. Harsh is a graduate of Marquette University, where he earned a bachelor’s degree in Electrical Engineering. He holds numerous U.S. patents in the field of medical imaging and instrumentation. In 2008, Mr. Harsh was elected to the American Institute for Medical and Biological Engineering College of Fellows for his significant contributions to the medical and biological engineering field.

Gwendolyn A. Watanabe has been a director since February 2021. She is a Managing Director of H.I.G. BioHealth Partners, focusing on investment opportunities in the life sciences sector, including biopharmaceuticals, health care IT, medical devices, and diagnostics. Ms. Watanabe has been active in the life sciences sector for more than 28 years. Previously, she served as the General Manager and Vice President of US Robotics for Smith and Nephew and as the Corporate Vice President of Global Corporate Development, Strategy and Strategic Relationships at Teleflex where for eight years she presided over all global acquisitions. Ms. Watanabe joined Teleflex as a result of Teleflex’s acquisition of Hotspur Technologies, a company she co-founded and served as President and Chief Executive Officer. She was also a co-founder of Nellix Endovascular, Bacchus Vascular and AneuRx, all three of which were medical device companies later acquired by larger strategic players. In addition, Ms. Watanabe has been general partner of several private equity entities. She is currently an observer on the board of Augmedics. Ms. Watanabe holds an M.S. in Mechanical Engineering from Stanford University, as well as an MBA from Harvard Business School. She also holds a B.S. in Mechanical Engineering from the Massachusetts Institute of Technology where she simultaneously completed her pre- med requirements.

Officer and Director Compensation

None of Compute Health’s officers or directors has received any cash compensation for services rendered to Compute Health. Commencing on the date that Compute Health’s securities were first listed on the NYSE through the earlier of consummation of its initial business combination and Compute Health’s liquidation, Compute Health has agreed to pay the Sponsor a total of $10,000 per month for administrative and support services. Such payments have been waived by the Sponsor to date. In addition, the Sponsor, Compute Health’s executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Compute Health’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF COMPUTE HEALTH

Unless the context otherwise requires, all references in this section to the “we,” “us,” “our,” the “Company” or “Compute Health” refer to Compute Health prior to the consummation of the Business Combination. The following discussion and analysis should be read in conjunction with the financial statements and related notes of Compute Health included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting Compute Health’s current expectations, estimates and assumptions concerning events and financial trends that may affect Compute Health’s future operating results or financial position. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Compute Health is a blank check company incorporated in Delaware on October 7, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities. The Sponsor is Compute Health Sponsor LLC, a Delaware limited liability company. We intend to complete our initial business combination using cash from the proceeds of the IPO and the sale of the Compute Health Private Warrants, our capital stock, debt or a combination of cash, stock and debt.

The registration statement for the IPO became effective on February 4, 2021. On February 9, 2021, we consummated the IPO of 86,250,000 Compute Health Units, including 11,250,000 Compute Health Units to cover over-allotments, at $10.00 per Compute Health Unit, generating gross proceeds of $862.5 million, and incurring offering costs of approximately $48.4 million, of which approximately $30.2 million was for deferred underwriting commissions, which have been waived.

Simultaneously with the closing of the IPO, we consummated a private placement of 12,833,333 Compute Health Private Warrants, at a price of $1.50 per Compute Health Private Warrant to the Sponsor, generating proceeds of approximately $19.3 million.

Upon the closing of the IPO and the private placement, $862.5 million ($10.00 per Compute Health Unit) of the net proceeds of the IPO and certain of the proceeds of the private placement were placed in a Trust Account located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by us, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the Trust Account as described below.

On December 2, 2022, the Compute Health Stockholders approved amendments to the Compute Health Certificate of Incorporation extending the time for us to complete an initial business combination from 24 months from the date of the IPO to 30 months from the date of the IPO (the “Extension”). In connection with the Extension, Compute Health Stockholders elected to redeem 77,026,806 shares of Compute Health Class A Common Stock, representing approximately 71.45% of the issued and outstanding shares of Compute Health Common Stock and 89.31% of the issued and outstanding shares of Compute Health Class A Common Stock. As a result, there are currently 9,223,194 shares of Compute Health Class A Common Stock outstanding. After the satisfaction of such redemptions, the balance in our Trust Account was approximately $93.0 million, as described further in “Recent Developments — Trust Account Redemptions and Extension of Combination Period.”

If we are unable to complete an initial business combination within 30 months from the closing of the IPO, or August 9, 2023 (which was extended from February 9, 2023 by vote of the Compute Health Stockholders) (the “Combination Period”), and the Compute Health Stockholders have not amended the Compute Health Certificate of Incorporation to further extend such Combination Period, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the shares of Compute Health Class A Common Stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Compute Health Class A Common Stock, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The issuance of additional shares of Compute Health Common Stock in a business combination:

•

may significantly dilute the equity interest of investors in the IPO, which dilution would increase if the anti-dilution provisions in the shares of Compute Health Class B Common Stock were triggered, resulting in the issuance of shares of Compute Health Class A Common Stock on a greater than one-to-one basis upon conversion of the shares of Compute Health Class B Common Stock;

•	may subordinate the rights of Compute Health Common Stockholders if preferred stock is issued with rights senior to those afforded the Compute Health Common Stock;

•

could cause a change of control if a substantial number of shares of Compute Health Class A Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of Compute Health by diluting the stock ownership or voting rights of a person seeking to obtain control of Compute Health;

•	may adversely affect prevailing market prices for the Compute Health Units, the Compute Health Class A Common Stock and/or the Compute Health Warrants; and

•	may not result in adjustment to the exercise price of the Compute Health Warrants.

Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or owners of a target, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•

acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

•	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt is outstanding;

•	our inability to pay dividends on the Compute Health Common Stock;

•

using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on the Compute Health Common Stock if declared, our ability to pay expenses, make capital expenditures and acquisitions, and fund other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of our strategy; and

•	other purposes and other disadvantages compared to our competitors who have less debt.

Recent Developments

Amendment to the Business Combination Agreement

On May 2, 2023, in connection with the Refinancing Agreements, Compute Health entered into the BCA Amendment. The BCA Amendment, among other things, amended the calculation of the aggregate number of shares of New Allurion Common Stock to be issued to (or reserved for issuance for) Allurion equityholders upon the consummation of the Intermediate Merger to be as follows: (a) 37,812,000 minus (b) the Allocated Shares. Additionally, the BCA Amendment replaced the form of Investor Rights Agreement attached as an exhibit to the Existing Business Combination Agreement with a revised form of Investor Rights Agreement.

For more information about the BCA Amendment, see the section entitled “The Business Combination Agreement”

Results of Operations

Our entire activity since inception through March 31, 2023 related to our formation, the preparation for the IPO, and since the IPO, our activity has been limited to the search for a prospective initial business combination. We will not generate any operating revenues until the closing and completion of our initial business combination.

For the three months ended March 31, 2023, we had a net loss of approximately $13.3 million, which consisted of approximately $10.0 million for change in fair value of derivative liabilities, approximately $573,000 for change in fair value of promissory notes, $3.5 million of general and administrative expenses and $50,000 of franchise tax expense, partially offset by approximately $1.1 million from income from the investments held in the Trust Account, and $900 from interest earned on bank accounts.

For the three months ended March 31, 2022, we had net income of approximately $12.8 million, which consisted of approximately $13.2 million for change in fair value of derivative liabilities, approximately $42,000 for change in fair value of promissory note, and approximately $70,000 from income from the investments held in the Trust Account, partially offset by approximately $533,000 of general and administrative expenses, and $50,000 of franchise tax expense.

Liquidity and Going Concern

As indicated in the accompanying unaudited condensed financial statements, at March 31, 2023, we had approximately $281,000 cash on hand and working capital of approximately $379,000 (not taking into account tax obligations of approximately $77,000 that may be paid from income from the investments held in the Trust Account), excluding approximately $3.1 million of Sponsor Loans at fair value ($3.85 million of principal) (See Note 5 to Unaudited Condensed Financial Statements). During the three months ended March 31, 2023 and 2022, no funds were withdrawn from the Trust Account to pay franchise and income taxes.

Our liquidity needs prior to the consummation of the IPO were satisfied through the payment of $25,000 from the Sponsor to purchase shares of Compute Health Class B Common Stock , and borrowings under a note from the Sponsor of approximately $266,000. Compute Health repaid the Note in full upon consummation of the IPO. Subsequent to the consummation of the IPO, our liquidity has been satisfied through the net proceeds from the consummation of the IPO and the private placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide us Sponsor Loans. As of March 31, 2023 and December 31, 2022, a total principal amount of $2.25 million was drawn under these Sponsor Loans, with $750,000 available for future borrowings at March 31, 2023. The Sponsor has also agreed to fund the Extension Deposits in exchange for one or more non-interest bearing unsecured promissory notes issued by Compute Health to the Sponsor. The first extension payment of $400,000 was made on December 31, 2022. During the three months ended March 31, 2023, the Sponsor funded an additional $1.2 million in these deposits and formalized the first extension payment through a Third Loan Note (as defined below). As of March 31, 2023 and December 31, 2022, a total principal amount of $1.6 million and $400,000, respectively, was drawn under the Third Loan Note with $3.15 million available for future borrowings at March 31, 2023. In April 2023, the Sponsor deposited an additional $400,000 in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor, and earned additional income on the Trust Account resulting in approximately $97.3 million held in the Trust Account as of the date of this filing. In May 2023, the Company borrowed $500,000 under the Third Loan Note instrument for costs related to the Business Combination.

However, in connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, “Presentation of Financial Statements—Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution, should the Company be unable to complete a business combination, raises substantial doubt about the Company’s ability to continue as a going concern. Compute Health has until August 9, 2023, or such later date as may be approved by the Compute Health Stockholders, to consummate an initial business combination. It is uncertain that we will be able to consummate an initial business combination by this time. If an initial business combination is not consummated by this date, or an extension is not approved, there will be a mandatory liquidation and subsequent dissolution. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 9, 2023, or such later date as may be approved by the Compute Health Stockholders.

Related Party Transactions

Registration Rights

The holders of shares of Compute Health Class B Common Stock and Compute Health Private Warrants were entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the IPO. These holders were entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provided that we would not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. We will bear the expenses incurred in connection with the filing of any such registration statements.

Compute Health Class B Common Stock

On October 16, 2020, the Sponsor purchased 21,562,500 shares of Compute Health Class B Common Stock for an aggregate price of $25,000. The Sponsor agreed to forfeit up to 2,812,500 shares of Compute Health Class B Common Stock to the extent that the over-allotment option was not exercised in full by the underwriters, so that the shares of Compute Health Class B Common Stock would represent 20.0% of Compute Health’s issued and outstanding shares after the IPO. The underwriter exercised its over-allotment option in full on February 9, 2021; thus, these 2,812,500 shares of Compute Health Class B Common Stock are no longer subject to forfeiture.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the shares of Compute Health Class B Common Stock until the earlier to occur of: (A) one year after the completion of the initial business combination and (B) subsequent to the initial business combination, (x) if the last reported sale price of the Compute Health Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Compute Health Stockholders having the right to exchange their shares of Compute Health Common Stock for cash, securities or other property.

Related Party Loans

On October 16, 2020, the Sponsor agreed to loan us an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the closing of the IPO. We borrowed approximately $266,000 under the Note and repaid the Note in full upon consummation of the IPO.

In addition, in order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required.

On April 6, 2021, we entered into a Loan Note Instrument (the “Loan Note” or “Convertible Promissory Note — related party”) with the Sponsor, pursuant to which the Sponsor, in its sole and absolute discretion, may loan to us up to $1,500,000 for costs reasonably related to the consummation of an initial business combination. The Loan Note does not bear any interest. The Loan Note is payable on the earliest to occur of (i) the date on which we consummate our initial business combination and (ii) the date that the winding up of Compute Health is effective. The Loan Note is subject to customary events if default, including failure by us to pay the principal amount due pursuant to the Loan Note within five business days of the Maturity Date and certain bankruptcy events of Compute Health.

At the Sponsor’s option, at any time prior to payment in full of the principal balance of the Loan Note, the Sponsor may elect to convert all or any portion of the unpaid principal balance of the Loan Note into that number of warrants, each whole warrant exercisable for one share of common stock of Compute Health (the “Conversion Warrants”), equal to: (x) the portion of the principal amount of the Loan Note being converted, divided by (y) $1.50, rounded up to the nearest whole number of warrants. The Conversion Warrants shall be identical to the Compute Health Private Warrants. The Conversion Warrants are subject to customary registration rights granted by us to the Sponsor pursuant to the Loan Note. As of March 31, 2023 and December 31, 2022, $1.5 million and $1.5 million was drawn under the Convertible Promissory Note — related party, respectively, presented at the fair value of approximately $755,000 and $182,000 on the accompanying balance sheets, respectively.

On July 28, 2022, we entered into a second Loan Note Instrument (the “Second Loan Note” or “Promissory note — related party) with the Sponsor, pursuant to which the Sponsor in its sole and absolute discretion, may loan to Compute Health up to $1.5 million for costs reasonably related to our consummation of an initial business combination. The Second Loan Note does not bear any interest. The Second Loan Note is payable on the earliest to occur of (i) the date on which we consummate the initial business combination and (ii) the date that the winding up of Compute Health is effective. On July 28, 2022, we borrowed $750,000 under the Second Loan Note. As of March 31, 2023, $750,000 was outstanding under the Second Loan Note and $750,000 is available for future borrowings.

The Sponsor agreed that if the Extension Proposal was approved and the Charter Extension becomes effective, it would make Extension Deposits into the Trust Account for the aggregate benefit of the shares of the Remaining Compute Health Class A Common Stock in exchange for one or more non-interest bearing, unsecured promissory notes issued by us to the Sponsor. For each whole month, or portion thereof, that is needed by us to complete an initial business combination from the date of the Extension Meeting until the August 9, 2023, the Sponsor will make Extension Deposits of $0.05 into the Trust Account for each Remaining Public Share, up to a total of $400,000 per month, in exchange for one or more non-interest bearing, unsecured promissory notes issued by us to the Sponsor. As the Extension Proposal was approved, we have made contributions to the Trust Account of $400,000, which was funded by advances to us from the Sponsor. During the three months ended March 31, 2023, the Sponsor funded an additional $1.2 million in these deposits and formalized the first extension payment through a Third Loan Note. As of March 31, 2023, $3.15 million is available for future borrowings under the Third Loan Instrument.

Administrative Services Agreement

Commencing on the date that our securities were first listed on the NYSE through the earlier of consummation of the initial business combination and the liquidation, we agreed to pay the Sponsor a total of $10,000 per month for administrative and support services. The Sponsor has waived these fees through March 31, 2023.

The Sponsor, its officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee review on a quarterly basis all payments that were made by us to our initial stockholders, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our condensed financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these condensed financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our condensed financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of our significant accounting policies is included in Note 2 to our condensed consolidated financial statements in this proxy statement / prospectus. Certain of our accounting policies are considered critical, as these policies are the most important to the depiction of our condensed consolidated financial statements and require significant, difficult or complex judgments, often employing the use of estimates about the effects of matters that are inherently uncertain. Such critical policies and estimates are summarized in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our 2022 Annual Report on Form 10-K filed with the SEC on April 4, 2023. There have been no significant changes in the application of our critical accounting policies in the three months ended March 31, 2023.

Recent Accounting Pronouncements

See Note 2 to the unaudited condensed consolidated financial statements including in this proxy statement / prospectus for a discussion of recent accounting pronouncements.

Contractual Obligations

Deferred Legal fees

We have an agreement to obtain legal advisory services pursuant to which our legal counsel has agreed to defer their fees until the closing of the Business Combination. The deferred fees will become payable to the legal counsel in the event the Company completes an initial business combination. As of December 31, 2022, the amount of these fees is approximately $4.0 million, included as deferred legal fees on the accompanying balance sheets.

Contingent Fee Arrangement

On August 26, 2022, we entered into an arrangement with Credit Suisse to obtain financial advisory and equity capital market advisory services and to act as our placement agent in connection with raising capital with a specific target in its search for an initial business combination. Credit Suisse would be entitled to a transaction fee of $8.0 million. Per the arrangement, the $8.0 million transaction fee for these services is contingent upon the closing of an initial business combination and therefore not included as liabilities on the accompanying balance sheets. Under the arrangement, we will also reimburse Credit Suisse for reasonable expenses. As of December 31, 2022, no expenses have been claimed.

On January 28, 2023, Compute Health and Credit Suisse agreed to amend the transaction fee in Section 2 of the Arrangement from $8.0 million to $2.0 million. As of December 31, 2022, no expenses have been claimed.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our condensed financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until we are no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT ALLURION

The following discussion reflects the business of Allurion Technologies, Inc. and its subsidiaries. In this section, terms “Allurion,” “Allurion Technologies,” “we,” “us,” “our,” or the “Company” refer to Allurion Technologies, Inc. and its subsidiaries prior to the consummation of the Mergers and New Allurion following the consummation of the Mergers.

Overview

Our company is dedicated to ending obesity by creating a best-in-class weight loss platform to treat the estimated two billion people globally who are overweight. Our platform, the Allurion Program, features the world’s first and only swallowable, procedure-less intragastric balloon for weight loss (the Allurion Balloon) and offers access to AI-powered remote patient monitoring tools, a proprietary behavior change program, secure messaging and video telehealth that are delivered by the Allurion Virtual Care Suite or “VCS.” Over 100,000 patients have already been treated commercially with the Allurion Balloon in over 50 countries globally outside of the United States.

The Allurion Balloon is swallowed as a capsule under the guidance of a health care provider without surgery, endoscopy, or anesthesia. The placement takes approximately 15 minutes during an outpatient visit (though times may vary across different outpatient offices). We believe the proprietary technologies that differentiate the Allurion Balloon where the device is commercially distributed enable improved safety and efficacy outcomes. In a prospective, non-randomized, open-label, registry study, the Allurion Balloon demonstrated low device or procedure related rates of serious adverse events, which we believe compare favorably to that of our competitors.

The VCS is comprised of tools to support patients’ weight loss experience, which we believe benefit both patients and health care providers:

•

For Allurion Program patients, the Allurion Application (“App”) integrates data from the Allurion Connected Scale and Health Tracker to conveniently monitor weight, body fat, activity, sleep, and several other critical metrics. The App can also enable secure messaging and video telehealth with the patient’s care team and can deliver content from Allurion’s proprietary behavior change program—a library of over 150 weight loss actions related to diet, nutrition, mental health, sleep, goal setting, and a number of other topics—directly to the patient. The App is available in over 15 languages.

•

For Allurion Program providers, Allurion Insights provides end-to-end remote patient monitoring powered by the Allurion Iris AI platform which leverages machine learning to deliver key insights and streamline workflow. Allurion Insights offers real-time access to patient data and AI-powered analytics, 1:1 video telehealth and secure messaging directly to the patient’s App, note functionality to keep track of patient encounters, and clinic-wide metrics that provide a snapshot of the clinic’s overall performance.

In addition to its use by Allurion Balloon patients, we believe the VCS can potentially be a platform for optimal long-term follow up after other medical and surgical weight loss interventions in the future.

For example, in June 2022, we incorporated a Treatment Tracking and Clinic-Led Onboarding feature into the VCS, which enables seamless onboarding and management of patients undergoing one or multiple weight loss treatments including gastric balloons such as the Allurion Balloon, surgery, or medications. In addition, in connection with our Medtronic Collaboration, we expect to develop bundled offerings that incorporate the VCS in order to onboard and manage Medtronic’s patients.

The Allurion Balloon has demonstrated favorable short and long-term results for weight loss with few adverse events. In a prospective, non-randomized, open-label, registry study of 1,770 patients, Allurion Balloon patients lost 14% of total body weight or 30 pounds on average after just four months. In another study of 522 patients, average weight loss was 13.9% of total body weight at four months and 13.4% of total body weight at one year after balloon passage, representing a 95% maintenance of total body weight loss. In a study of 232 Allurion Balloon patients who maintained ongoing lifestyle modification after balloon passage, average weight loss was 17% of total body weight at one year. In a study of 181 patients that combined Allurion Balloon treatment with a GLP-1 weight loss drug, the first multi-center study of balloon and drug combination therapy demonstrating significant synergies, average weight loss was 19% of total body weight at eight months. Finally, in another study of 226 patients with type 2 diabetes or pre-diabetes treated with the Allurion Balloon, those with type 2 diabetes reduced their hemoglobin A1c (HbA1c) on average by 1.5 points and those with prediabetes reduced their HbA1c by 1.1 points.

The FDA approved the IDE for our AUDACITY trial, a 48-week, prospective, randomized, open-label study. We received approval of the IDE from the FDA in November 2021 to initiate the AUDACITY clinical trial in the United States. The first patient in the study was treated in July 2022. We plan to enroll 550 patients in the study across up to 20 sites in the United States. The results of the study, if positive, are expected to support a PMA to the FDA.

We have assembled a broad portfolio of intellectual property related to our medical device, the Allurion Balloon, and our supporting technology platform, the VCS. We believe this intellectual property, combined with proprietary manufacturing processes and the regulatory approvals we have successfully obtained outside of the United States, provides us with a strong market position. As of March 31, 2023, we own or have rights to 16 issued and four pending patents in the United States related to various aspects of our Allurion Balloon such as a swallowable, self-deflating and naturally passing gastric balloon, improvements to the fill and release valves therein, methods for deploying and releasing a gastric balloon within the body, and next generation fill and release valves. In addition, we have 35 issued and six patents pending outside of the United States. We intend to continue to expand our intellectual property portfolio and invest in protecting new innovations.

To date, most of our revenues have been generated from sales of the Allurion Balloon. We began selling the Allurion Balloon in Europe in January 2016 and to date have launched in over 50 countries globally outside of the United States. We currently sell our products either via our direct sales force, or in certain countries, distributors. In 2021, Allurion generated $38.2 million in revenue, representing 87% YOY growth, and generating a gross profit margin of 76% and a net loss of $12.4 million. In 2022, Allurion generated $64.2 million in revenue, representing 68% YOY growth and generated a gross profit margin of 79% and a net loss of $37.7 million.

Our Market Opportunity

According to the World Health Organization (“WHO”), over 2 billion people around the world are overweight and by 2030, 1 billion people globally will have obesity, defined as a body mass index (“BMI”) of 30 or greater. Likewise, according to WHO, the number of obese adults worldwide has nearly tripled since 1975.

Moreover, according to WHO, obesity is the leading cause of chronic diseases worldwide and leads to a higher risk of cardiovascular disease, type 2 diabetes, infertility, liver disease, and certain cancers. According to McKinsey, the annual global economic impact of obesity is estimated to be over $2 trillion.

We expect the rates of obesity to rise globally as access to calorie-rich foods increases and lifestyles become increasingly sedentary, especially among adolescents. According to WHO, the prevalence of obesity in children and adolescents has increased 10-fold in the past four decades and will fuel higher rates of adult obesity in the decades to come.

Despite the significant medical and economic burden that obesity poses, there remains a significant unmet need for safer, more effective, and more consumer-centric treatments.

Based on a market research study we conducted in 9,800 consumers in 8 countries, where we assessed each participant’s weight, income level, and interest in various weight loss alternatives, we estimate that 4.3% of the population—or 24 million people—would consider the Allurion Program.

Current Therapeutic Interventions Used in Weight Loss

Current treatment alternatives for patients who are obese and overweight begin with lifestyle modification, such as diet and exercise. If this course of treatment fails to produce the desired results, as is often the case, physicians may prescribe pharmaceutical therapies, and in patients with more severe obesity, physicians may pursue aggressive bariatric surgical treatments, such as gastric bypass and sleeve gastrectomy. These approaches are associated with concerns around safety, lifestyle impact, ease of use, cost and compliance issues, as well as the significant weight re-gain associated with such approaches that have limited their adoption.

Lifestyle Modification

Lifestyle modification, which includes diet, exercise and behavior modification delivered either in-person or digitally, is usually prescribed as an initial treatment for a patient who is obese or overweight. However, lifestyle modification alone has generally been ineffective in producing sustainable weight loss in patients with obesity due to poor adherence over an extended period. Many studies have shown that a significant majority of dieters will regain lost weight and many will gain more than they originally lost.

Pharmaceutical Therapy

Pharmaceutical therapy often represents a first option in the treatment of patients with obesity that have failed to achieve weight loss goals through lifestyle modifications alone. Pharmaceutical therapy can have limited effectiveness due to non-adherence and in most cases, need to be taken for life. In addition, more recent pharmaceutical therapies require once weekly injections and impose significant financial costs on the patient. Additionally, since these drugs are absorbed into the bloodstream, they may pose significant safety risks and negative systemic side effects, such as adverse gastrointestinal, cardiovascular and central nervous system issues, some of which are serious or life threatening.

Bariatric Surgery

Bariatric surgery is a treatment option generally reserved for cases of severe obesity in patients with a BMI greater than 40. The most common forms of bariatric surgery, gastric bypass and sleeve gastrectomy, promote weight loss by surgically restricting the stomach’s capacity and outlet size. Gastric bypass also affects weight loss by restricting the body’s ability to absorb nutrients. While largely effective, these procedures are highly invasive, expensive for the patient and irreversible. Moreover, patients cite fear of complications as the primary reason to not pursue bariatric surgery. Only one percent of patients who qualify for bariatric surgery actually go on to get it.

Bariatric surgery patients are generally required to make significant postoperative lifestyle changes, including strict dietary changes, vitamin supplementation and long-term medical follow-up programs. Side effects of bariatric surgery include a high rate of re-operation, nausea, vomiting, dumping syndrome, dehydration, and even death. Moreover, up to 25% of patients undergoing bariatric surgery will regain all of the weight previously lost as a result of the surgery.

Recently Developed Treatment Alternatives

Given the shortcomings and limitations of the existing treatment alternatives, new medical procedures have recently been introduced. Endoscopic balloon therapy involves an endoscopic procedure with anesthesia to implant a balloon in the stomach that leads to satiety, followed by another endoscopic procedure with anesthesia several months later to remove the balloon.

We believe high costs, procedural complexity, poor consumer experiences, lack of ongoing patient support and follow-up, and the risk of serious side effects have limited the adoption of endoscopic balloon therapy:

1.	Rate of SAEs. In the ReShape Lifesciences, Inc. pivotal clinical trial for its ReShape Integrated Dual Balloon System, 31 device- or procedure-related serious adverse events were reported in 20 patients, resulting in a serious adverse event, or SAE, rate of approximately 7.5%. Similarly, in the Apollo Endosurgery, Inc. pivotal clinical trial for its ORBERA Intragastric Balloon System, 17 serious adverse events were reported in 16 patients, resulting in an SAE rate of approximately 10%. In both studies, there were multiple SAEs related to the endoscopy and anesthesia required for placement and removal of the balloons.

2.

Lack of comfort and tolerability. The ReShape Duo Balloon and ORBERA Balloon are manufactured from thick silicone containing rigid components. We believe that the materials used in these balloons can lead to discomfort, trauma to the stomach lining, and growth of bacteria and fungi on the balloon surface.

3.

Limited ability to provide progressive and sustained weight loss. For patients receiving balloon treatment in the ReShape Duo Balloon pivotal trial, the mean weight loss at 24 weeks was just 14.3 pounds. Furthermore, the average treatment subject in ReShape’s pivotal trial with weight loss at 24 weeks regained 40% of the weight loss at 48 weeks, resulting in a mean weight loss of 9.9 pounds at 48 weeks.

4.

Inconvenient placement procedure. The placement procedures for the ReShape Duo Balloon and the ORBERA Balloon require both the device placement and the device removal to be performed in an endoscopic procedure using anesthesia. The placement procedure for the ReShape Duo Balloon takes an average of approximately 8 minutes and for the ORBERA Balloon takes an average of approximately 20 minutes. The patient cannot immediately return to normal activities and must be placed under medical observation for at least a few hours until cleared to go home.

Our Platform

The Allurion Program

The Allurion Program features the Allurion Balloon, the world’s first and only swallowable, procedure-less gastric balloon for weight loss and offers access to with the VCS, a cutting-edge digital therapeutic that combines AI-powered remote patient monitoring tools with a proprietary behavior change program.

The Allurion Balloon

The Allurion Balloon is a first of its kind, procedure-less intragastric balloon that does not require any surgery, endoscopy, or anesthesia for placement or removal. The balloon is swallowed in a capsule during a discreet outpatient office visit that takes approximately 15 minutes (though times may vary across different outpatient offices). Once the capsule is in the stomach, a delivery catheter is used to fill the Allurion Balloon with approximately 550 milliliters of filling fluid. Approximately four months later, a patented ReleaseValve™ opens and allows the balloon to empty and pass out of the body naturally. The patient does not need to return to the doctor to have the balloon removed.

The Allurion Balloon is designed to help reduce a patient’s food intake by taking up space in the stomach and slowing the rate at which the stomach empties. By the time the Allurion Balloon passes, patients develop new food preferences, including smaller portion sizes, which we believe leads to maintainable, long-lasting results. We believe our clinical studies support that the Allurion Balloon can be swallowed, filled, and passed, and provide short and long-term therapeutic benefit while minimizing risks.

The Allurion Balloon is comprised of several novel and innovative features that differentiate it from previous intragastric balloons and enable it to be swallowed and then naturally passed, including:

•

Dissolvable capsule. We designed the capsule to be large enough to accommodate the folded balloon, yet small enough to be swallowed. The capsule is titrated to optimize dissolution timing. If the capsule dissolves too quickly, the balloon could be prematurely released before entering the stomach, and if too slowly, the patient and physician are inconvenienced by having to wait longer to fill the balloon.

•

Balloon film. Our film is made from a polyether polyurethane that was specifically chosen to be extrudable into a film thin enough to fit into a capsule and pass through the gastrointestinal tract yet impervious to the chemical environment and mechanical forces of the stomach. The film is biocompatible, cost-effective to extrude and manufacture, and puncture resistant, all while being smooth and atraumatic to the gastrointestinal lining.

•

Balloon valves. Our Allurion Balloon contains two valves: a Fill Valve and ReleaseValve™. The valves are constructed from polyurethane film and unlike valves used in other intragastric balloons, there are no rigid parts. This design ensures that the valves are atraumatic to the stomach lining and can pass through the gastrointestinal tract without obstructing. Both valves are small and flexible so that they can be folded to fit inside the capsule.

1.	The Fill Valve is designed to reseal after the delivery catheter is removed. It also contains a radiopaque marker so that the Balloon can be visualized on x-ray.

2.

The ReleaseValve™ is constructed from a degradable polymer that faces the inside of the Balloon. Once the degradable polymer is fully degraded, the ReleaseValve™ opens, the Balloon empties, and then passes through the gastrointestinal tract to be excreted.

•

Delivery catheter. Our delivery catheter is designed to quickly fill the Allurion Balloon. It is small, flexible, and smooth in order to minimize any potential discomfort to the patient during balloon placement. In addition, the catheter contains length markings to measure transit through the esophagus and into the stomach and is radiopaque to facilitate visualization on x-ray.

The Allurion Virtual Care Suite

The VCS is a cutting-edge digital therapeutic that combines AI-powered remote patient monitoring tools with a proprietary behavior change program.

The VCS is comprised of tools to support patients’ weight loss experience, which we believe benefit both patients and health care providers:

For patients, the App integrates data from the Allurion Connected Scale and Health Tracker to conveniently monitor weight, body fat, activity, sleep, and several other critical metrics. The App also enables secure messaging and video telehealth with the patient’s care team and delivers content from Allurion’s proprietary behavior change program—a library of over 150 weight loss actions developed by Allurion’s team of behavior change experts related to diet, nutrition, mental health, sleep, goal setting, and a number of other topics—directly to the patient. The App is available in over 15 languages.

For health care providers, Allurion Insights provides end-to-end remote patient monitoring powered by the Allurion Iris AI platform which leverages machine learning to deliver key insights and streamline workflow. Allurion Insights offers real-time access to patient data and AI-powered analytics, 1:1 video telehealth and secure messaging directly to the patient’s app, note functionality to keep track of patient encounters, and clinic-wide metrics that provide a snapshot of the clinic’s overall performance.

In addition to its use by Allurion Balloon patients, we believe the VCS can potentially be a platform for optimal long-term follow up after other medical and surgical weight loss interventions in the future. For example, in June 2022, we incorporated a Treatment Tracking and Clinic-Led Onboarding feature into the VCS, which enables seamless onboarding and management of patients undergoing one or multiple weight loss treatments including gastric balloons such as the Allurion Balloon, surgery, or medications. In addition, in connection with our Medtronic Collaboration, we expect to develop bundled offerings that incorporate the VCS in order to onboard and manage Medtronic’s patients.

Allurion Program Studies

The Allurion Balloon has demonstrated favorable short and long-term results for weight loss with few adverse events. In a prospective, non-randomized, open-label, registry study of 1,770 patients, Allurion Balloon patients lost 14% of total body weight or 30 pounds on average after just four months. In another study of 522 patients, average weight loss was 13.9% of total body weight at four months and 13.4% of total body weight at one year after balloon passage, representing a 95% maintenance of total body weight loss. In a study of 232 Allurion Balloon patients who maintained ongoing lifestyle modification after balloon passage, average weight loss was 17% of total body weight at one year. In a study of 181 patients that combined Allurion Balloon treatment with a GLP-1 weight loss drug, the first multi-center study of balloon and drug combination therapy demonstrating significant synergies, average weight loss was 19% of total body weight at eight months. Finally, in another study of 226 patients with type 2 diabetes or pre-diabetes treated with the Allurion Program, those with type 2 diabetes reduced their hemoglobin A1c (HbA1c) on average by 1.5 points and those with prediabetes reduced their HbA1c by 1.1 points.

The FDA approved the IDE for Allurion’s AUDACITY trial, a 48-week, prospective, randomized, open-label study comparing the Allurion Program to moderate intensity lifestyle intervention. We received approval of the IDE from the FDA in November 2021 to initiate the AUDACITY clinical trial in the United States. The first patient in the study was enrolled in May 2022. We plan to enroll 550 patients in the study across up to 20 sites in the United States.

Subjects in the treatment arm will be eligible for up to two Allurion Balloons. Co-primary endpoints of the study include a 50% responder rate, defined as greater than 5.0% of total body weight loss, at 48 weeks following balloon placement, and a 3.0% total body weight loss superiority margin at 48 weeks. The results of the study are expected to support a PMA to the FDA.

Prior ENLIGHTEN Study

AUDACITY’s trial design reflects the FDA’s updated recommendations for weight loss devices and builds upon the ENLIGHTEN trial, our prior IDE trial which was conducted in 2018-2019. The ENLIGHTEN trial featured a sham-controlled design with one balloon cycle. The Allurion Balloon met the co-primary endpoint related to responder rate but failed to meet the co-primary endpoint on superiority margin due to sham overperformance.

In 2019, the FDA issued a White Paper on Weight Loss Devices after safety issues were encountered with other weight loss balloons (ReShape and ORBERA) on the market. The FDA’s updated guidance for clinical trials for weight loss balloons required increased efficacy and increased the minimum treatment duration to 6 months with a preference for one-year outcomes. We designed the AUDACITY trial in collaboration with the FDA in 2021 to address these new criteria.

We believe that AUDACITY improves upon ENLIGHTEN given the open-label trial design (i.e., no sham), utilization of multiple balloon cycles, and alignment with the FDA’s updated guidance on intragastric balloons for weight loss.

Our Business Model

We believe that our business-to-business-to-consumer, or B2B2C, business model creates an economic benefit for all key stakeholders. Health care providers may benefit from providing the Allurion Program because it addresses a significant unmet need for their patients and does not require time-consuming surgery, endoscopy, or anesthesia. Moreover, we can provide our product to health care providers who have historically not been able to provide cash pay weight loss procedures, because the Allurion Balloon does not require endoscopy or anesthesia and hence there are fewer restrictions on the type of doctor that can use the Allurion Balloon versus other balloons. Patients may benefit because our program does not require invasive surgery, endoscopy, or anesthesia and hence may reduce the overall cost and inconvenience of getting treated.

We believe our platform addresses the following limitations of current weight loss treatments:

•

Poor patient and health care provider experience. Many other weight-loss innovations lack remote patient monitoring or behavior modification. By combining a therapeutic medical device with remote patient monitoring and behavior modification, we believe we can improve both the patient and provider experiences.

•	More complex safety profile. Weight loss treatments that require surgery, endoscopy, or anesthesia may result in SAEs that limit adoption.

•

Poor economics. Bariatric surgery can cost patients approximately at least $15,000 out-of-pocket when not reimbursed by insurance companies. Weight loss drugs can cost patients as much as $1,000 per month, and weight loss is dependent on patients continuing to use the drugs for life. By removing endoscopy and anesthesia from the placement and removal of the Allurion Balloon, we believe that the Allurion Program is significantly more affordable for patients than the alternatives while maintaining attractive health care provider economics.

•

Limited channels. We believe most health care providers lack the necessary infrastructure and training to deliver a comprehensive weight-loss platform. Moreover, interventions that require surgery, endoscopy or anesthesia must be performed by gastroenterologists or surgeons, many of whom are not weight-loss specialists. We believe that the Allurion Program can be delivered by a much wider group of health care providers across multiple specialties.

•

Flawed go-to-market strategy. We believe other weight-loss companies have deployed strategies which fail to embrace modern-day digital advertising and physician training techniques. We believe that the strategies we have developed to acquire leads, increase conversion through the funnel, and educate providers significantly improves the scalability of our business compared to the competition.

Our Competitive Strengths

We developed the Allurion Program to overcome the limitations of other weight loss treatments, including the other intragastric balloons. Based on our commercial experience in over 100,000 patients, we believe that the Allurion Program provides considerable advantages to patients and providers:

Consumer-centric, procedure-less technology with favorable safety profile. The Allurion Balloon does not require surgery, endoscopy, or anesthesia for either placement or removal. We believe this results in a safer, easier, faster, and more convenient patient experience at a lower cost and a device that can be administered by a wide array of providers. Though the Allurion Balloon has not been compared in head-to-head studies with other liquid-filled intragastric balloons, Allurion has reported a lower device or procedure-related SAE rate than competing intragastric balloons.

More than just a balloon: an end-to-end weight management platform powered by AI and a data moat. The Allurion Program features a revolutionary medical device and offers access to a proprietary clinically-proven behavior change program and AI-powered remote patient monitoring through the VCS. We believe this holistic approach will improve outcomes for patients, streamlines provider workflow, enables end-to-end weight management, and opens the door to a life-long relationship with the patient. Further, we believe that the ongoing stream of data we receive on patient outcomes and provider productivity will enable us to enhance the capabilities of our AI platform and further expand our data moat.

Life-changing clinical outcomes that are fast yet durable. On average, Allurion patients lose 14% of their total body weight (approximately 14kg or 30lbs) over just four months and sustain 95% of that weight loss at one year. We have also observed similarly significant effects on obesity-related co-morbidities like type 2 diabetes.

Attractive economics for patients and providers. By eliminating endoscopy and anesthesia from balloon placement and removal, we believe that we have made our weight loss product more affordable to the patient and more lucrative for the provider compared to the competition. Health care providers can treat patients with a high-margin device in just a 15-minute office visit, which when compared to devices that require hospital stays, significantly improves profitability per hour.

Broad patent portfolio and proprietary manufacturing capabilities. We have a broad portfolio of intellectual property—including 49 issued patents—protecting our products, which we believe, when combined with our proprietary manufacturing processes and know-how, leads to a significant competitive moat. Currently, the Allurion Balloon is manufactured and assembled in-house using components and sub-assemblies at our facilities in Natick, Massachusetts, which further enhances our ability to maintain high levels of quality and protect manufacturing trade secrets that we have developed since inception.

Proven management team with expansive industry experience. Our executive team consists of seasoned medical device and digital health professionals with deep industry experience and expertise, who have led and managed high-growth private and public companies that have introduced and commercialized multiple new products.

Our Growth Strategy

Our primary objective is to become the world’s leading weight loss treatment provider and fulfill our mission to end obesity. The key elements to our strategy are the following:

•	Expand revenues in existing markets. We employ a multi-faceted marketing strategy that includes online advertising, co-op marketing campaigns, and professional education programs.

This approach enables us to engage with and educate patients and providers, increase the awareness and credibility of our program, provide qualified leads to our accounts, and increase the productivity of our providers. Over time, we expect the return on investment on these activities to continue to increase. Using the commercial strategies we have deployed successfully thus far, we believe we can continue to expand revenues in existing markets by increasing the productivity of existing accounts and acquiring new, high potential accounts across a variety of specialties.

•

Launch the Allurion Program in new markets. We expect that continued geographic expansion will be a key driver of growth over the next three years. The Allurion Program is already available in over 50 countries. We expect to launch in several new markets over the next three years.

•

Obtain FDA approval and enter the US market. We plan to conduct our FDA-approved IDE clinical trial, AUDACITY, in the United States with the goal of obtaining data to support a PMA to submit to the FDA and, if approved, commercialization of the Allurion Balloon in the United States. The study is a prospective, randomized, open-label control trial comparing the Allurion Balloon to a moderate intensity lifestyle intervention therapy program The first patient in our pivotal study, AUDACITY, was treated in July 2022 and we plan to enroll 550 patients in the study across up to 20 sites in the United States.

•

Expand the VCS to enhance the balloon experience and engage patients for a lifetime. Every Allurion patient receives an Allurion Connected Scale and Health Tracker, and anyone can download the App. Currently, the VCS is driving increased productivity, improved outcomes, and higher patient engagement during the balloon phase. In the future, we intend to expand the sale of the VCS in a Software as a Service (“SaaS”) model to be used in clinics for their patients before and after balloon therapy to drive even better short and long-term outcomes and also in patients undergoing other weight loss interventions.

•

Expand label, advance product pipeline, and transform balloon into platform. We plan to leverage our proprietary product technology and research and development expertise to expand our current label, if approved, into adolescents and a lower BMI population. We also plan to develop products for weight loss that improve clinical outcomes, increase ease of use, and reduce cost. Our development pipeline includes a balloon that can be placed under either ultrasound or x-ray guidance, a balloon designed to last in the stomach for approximately eight months, and a series of initiatives in partnership with Dr. Robert Langer, Chair of Allurion’s Scientific Advisory Board, that will explore the feasibility of using our balloon as a drug delivery platform or a stomach sensing technology.

•

Monetize our marketing funnel through partnership or acquisition. As part of our multi-faceted marketing strategy, we generate leads that enter our marketing funnel. Currently, we only convert a portion of those leads to the Allurion Program. Leads that remain unmonetized today may be suitable candidates for bariatric surgery, weight loss medications, or some other intervention. We plan to leverage these leads to form partnerships with other weight loss companies or identify acquisition targets that are searching for well qualified leads for their products. While we have no specific acquisitions or planned licensing agreements, we may engage in these, or other strategic transactions, with the goal of augmenting our existing product portfolio and global footprint.

Our Competition

We have developed, manufactured, and commercialized the world’s first and only swallowable, procedure-less gastric balloon for weight loss, which we offer as part of our Allurion Program, a multifaceted weight loss platform. Weight-loss treatments range from behavioral modification, to drugs and medical devices, and surgery. Outside the U.S., we compete with a variety of local and regional competitive intragastric balloon manufacturers including SC MedSil, Medicone and Spatz Laboratories. In the U.S., there are three manufacturers with an intragastric balloon approved by the FDA at this time: Boston Scientific Corporation, Inc. ReShape Lifesciences, Inc. and Spatz FGIA Inc. All of these balloons require endoscopy and anesthesia for placement and/or removal.

We also compete against the manufacturers of pharmaceuticals that are directed at treating weight loss, such as NovoNordisk, Eli Lilly, Roche Holding AG, GlaxoSmithKline plc, Arena Pharmaceuticals, Inc., VIVUS, Inc., Orexigen Therapeutics, Inc. and Gelesis Holdings, Inc.

We believe that the principal competitive factors in our market include:

•	acceptance by health care providers and patients;

•	published rates of safety and efficacy;

•	reliability and high-quality performance;

•	effectiveness at controlling comorbidities such as diabetes and hypertension;

•	invasiveness and the inherent reversibility of the procedure or device;

•	cost and average selling price of products and relative rates of reimbursement, if any;

•	effective marketing, training, education, sales and distribution;

•	regulatory expertise;

•	technological leadership and superiority; and

•	speed of product innovation and time to market.

Many of our competitors are larger than we are, and they may enjoy several competitive advantages over us, including:

•	stronger name recognition;

•	existing relations with health care professionals, customers and third-party payers;

•	established distribution networks;

•	significant experience in research and development, manufacturing, preclinical testing, clinical trials, obtaining regulatory approvals, obtaining reimbursement and marketing approved products; and

•	greater financial, sales and marketing and manufacturing resources.

As a result, we cannot assure you that we will be able to compete effectively against these companies or their products.

Intellectual Property

We have assembled a broad portfolio of intellectual property related to our medical device, the Allurion Balloon, and our supporting technology platform, the VCS. We believe this intellectual property, combined with proprietary manufacturing processes and the regulatory approvals we have successfully obtained in over 50 countries outside of the United States, provides us with a strong market position.

As of March 31, 2023, we own or have rights to 16 issued patents and four pending patent applications in the U.S. related to various aspects of our Allurion Balloon, such as a swallowable, self-deflating and naturally passing gastric balloon, improvements to the fill and release valves therein, methods for deploying and releasing a gastric balloon within the body, and next generation fill and release valves. In addition, outside of the United States we have 35 issued and six patents pending that generally parallel the U.S. portfolio in 16 countries as of March 31, 2023. We are not currently licensing any patents. Allurion owns and possesses all right, title and interest in and to each patent and patent application noted herein free and clear of all liens.

Our issued patents are expected to expire at various times between February 21, 2033 and February 7, 2040. The following table sets forth a summary of our patents and patent applications, including where patent applications have been filed, the exemplary subject matter being pursed in the applications, and expected expiration dates.

Family No.	Jurisdictions	Patent/Application & Status	Exemplary Subject Matter and Scope	Expiration	Type
1	Australia; Brazil; Canada; China; Europe; Israel; India; Japan; South Korea; Mexico; United States	Granted European patent validated in Germany; Spain; France; United Kingdom; Ireland; Italy; granted Australia; Brazil; Canada; China; Israel; India; Japan; South Korea; Mexico; United States	Medical devices for temporary implantation within the body, such as a gastric space, and methods for temporarily occupying a space in the body, such as a gastric space	2033	Utility

2	United States	Granted	Ingestible Delivery Systems And Methods	2033	Utility

3	Australia; Brazil; China; Europe; United States	Granted European patent validated in France; United Kingdom; Ireland; granted Australia; Brazil; China; United States	Medical devices for temporary implantation within the body, such as a gastric space, and methods for temporarily occupying a space in the body, such as a gastric space; improved fill valves for use with the medical devices	2033, 2036	Utility

Family No.	Jurisdictions	Patent/Application & Status	Exemplary Subject Matter and Scope	Expiration	Type

3	European Patent Convention; United States	Pending patent applications	Medical devices for temporary implantation within the body, such as a gastric space, and methods for temporarily occupying a space in the body, such as a gastric space; improved fill valves for use with the medical devices	2033, 2036	Utility

4	United States	Granted	Automatic-Sealing Balloon-Filling Catheter Systems and methods of use	2039	Utility

4	Europe; United States	Pending patent applications	Automatic-Sealing Balloon-Filling Catheter Systems and methods of use	2039	Utility

5	China; United States	Granted China; United States	Binary fluid control valve systems	2039	Utility

5	Europe; United States	Pending patent applications	Binary fluid control valve systems	2039	Utility

6	United States	Granted	Enhanced Fluid Delivery System	2040	Utility

7	China; United States	Pending patent applications	Fluid Delivery Catheter	2041	Utility

We are protecting three Allurion-related trademarks in three classes: medical devices (the balloon), downloadable software and digital scale (the mobile app), and medical services (provided by our physicians). As of March 31, 2023, we have 71 registered trademarks and 21 pending Allurion trademark applications among 14 jurisdictions. It is our intention to maintain these registrations indefinitely and to expand the number of jurisdictions in which we have registered trademarks as deemed necessary to protect our freedom to use the marks and/or block competitors in additional markets.

We also hold registrations to the “Elipse” trademark in three classes in four jurisdictions; it is our intention to allow these registrations to lapse at the end of their current terms as we are no longer identified by this trademark.

In addition to pursuing patents on our products, we have taken steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners, and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

In general, the medical device industry is characterized by the existence of a large number of patents and frequent allegations and related litigation regarding patent and other intellectual property rights. Third parties, including our competitor companies, may assert patent, copyright, trademark and other intellectual property rights against us, our partners or our customers. Our standard license and other agreements may obligate us to indemnify our partners and customers against such claims. We could incur substantial costs and diversion of the attention of our management and technical personnel in defending against any such claims. Successful claims of infringement by a third party could prevent us from selling or distributing certain products or performing certain services, require us to expend time and resources to develop non-infringing products, or force us to pay substantial damages, including treble damages if we are found to have willfully infringed patents-royalties or other fees. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

We intend to continue to expand our intellectual property portfolio and invest in protecting new innovations developed in our pipeline programs.

Third-party open source software components.

The Allurion VCS and our other products and services contain software licensed to us by third-party authors under “open source” licenses. Use of such software may entail greater risks than use of non-open source third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. Although we seek to monitor our use of open source software to avoid such consequences and to comply with the terms thereof, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. Although we try to mitigate the risk of our use of open source software by managing software development with an information security program that is in compliance with the global standard ISO 27001:2013, our information security program does not yet comply fully with all of the additions and changes in the updated ISO 27001:2022 version of the standard. We anticipate transitioning to compliance with the ISO 27001:2022 version of the standard prior to the required transition date of October 31, 2025. Using an automated static code analysis tool, we regularly examine all VCS software code, as well as included open source code, for security vulnerabilities, code quality, as well as open source licensing that is in alignment with our software distribution requirements.

Sales and Marketing

We currently sell our products either via our direct sales force, or in certain countries, via distributors. As of March 31, 2023, our sales and marketing organization consisted of approximately 146 employees and consultants.

Our sales personnel are equipped with a suite of resources including extensive in-depth training, marketing resource tools, and access to a robust schedule of education events. In the regions where we have distributors, we provide clinical training and support, to build positive relationships with physicians and clinics, and to position our product in the marketplace as a premium product with consequent premium pricing.

We employ a multi-faceted marketing strategy focused on social media engagement with patient success stories, conferences, advertisements and education.

Manufacturing Capabilities

Allurion Balloons are manufactured in-house using components and sub-assemblies at our 10,000 square foot ISO 13485 certified manufacturing facility in Natick, Massachusetts. We rely on suppliers for the extruded film to manufacture our Allurion balloon and suppliers for stylets, filler kits, accessories, scales and watches. All critical component suppliers undergo strict quality system audits and component inspections to ensure they meet our quality standards. All suppliers must be qualified and materials must be qualified prior to being approved for manufacturing activities. Our suppliers have no contractual obligations to supply us with and we are not contractually obligated to purchase from any of our suppliers. Order quantities and lead times for components purchased from our suppliers are based on our forecasts derived from anticipated future demand.

Lead times for components may vary significantly depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the components and subassemblies. However, some of these components are critical to our products and there are relatively few alternative sources of supply. To date, we have not experienced significant delays in obtaining any of our components or subassemblies.

We have registered with the FDA as a medical device manufacturer and have obtained a manufacturing license from the Center for Devices and Radiological Health. We and our component suppliers manufacture our products in compliance with the FDA’s QSR in 21 CFR part 820 of the Federal Food, Drug and Cosmetic Act.

We are also subject to periodic inspections and audits by various international regulatory and notified bodies, and we believe our past performance in these audits reflects the strength of our quality system and production and process controls. We consider this to be a key element of our risk management and business continuity strategies and a competitive advantage as we have full control of the product life-cycle. Our in-house manufacturing team includes over 35 employees, all of whom undergo well defined training programs throughout their period of employment. We believe our manufacturing experience, know-how, and process-related trade secrets are a competitive advantage.

Additionally, we will need to increase our manufacturing capabilities in order to satisfy expected demand for our balloon system, and we have no experience manufacturing our balloon system in such quantities. If we are unable to keep up with demand for our balloon system, our revenue could be impaired, market acceptance for our balloon system could be harmed and our customers might instead purchase our competitors’ products.

Government Regulation

The healthcare industry, and thus our business as a medical device company, is subject to extensive federal, state, local and foreign regulation. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. In addition, these laws and their interpretations are subject to change.

Regulatory System for Medical Devices in the United States

Unless an exemption applies, each new or significantly modified medical device a company seeks to commercially distribute in the U.S. will require a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, a de novo classification request, or approval from the FDA of a PMA application. Our Allurion Balloon will require approval from the FDA of a PMA application. The 510(k) clearance, de novo classification request and PMA processes can be resource intensive, expensive and lengthy, and require payment of significant user fees, unless an exemption is available.

Device Classification

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to a set of FDA regulations, referred to as General Controls, which require compliance with the applicable portions of the QSR facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices, also called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the General Controls, and Special Controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These Special Controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, described below, which is generally more costly and time consuming than the 510(k) process.

The Investigational Device Process

In the United States, absent certain limited exceptions, human clinical trials intended to support 510(k) clearance, de novo classification, or PMA approval require an IDE application. Some types of studies considered to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed, and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects. The FDA also may issue a conditional approval, in which case the trial may be conducted subject to the FDA’s conditions, which the sponsor must address in order to conduct the trial as originally requested. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate IRBs at the clinical trial sites. There can be no assurance that submission of an IDE application will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE application allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria unless the sponsor has obtained a binding protocol agreement.

All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. Clinical trial investigators must disclose certain financial interests to clinical trial sponsors. The commencement or completion of any clinical trial may be delayed or halted, including from the FDA imposing a clinical hold on a trial, or be inadequate to support approval of a PMA application, de novo classification or clearance of a 510(k), for numerous reasons.

The 510(k) Clearance Process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification 90 days before it seeks to commercially distribute its device, demonstrating that the device is “substantially equivalent,” as defined in the statute, to a legally marketed predicate device.

A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process.

To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review. As a practical matter, clearance often takes longer than 90 days, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. A manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.

After a device receives 510(k) clearance, any modification, including modification to or deviation from design, manufacturing processes, materials, packaging and sterilization that could significantly affect the device’s safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a letter-to-file in which the manufacturer documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite PMA application(s).

The PMA Approval Process

Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, preclinical study and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains several conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy.

New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for several years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer-term safety and effectiveness data for the device. The FDA may also require post-market surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use.

Pervasive and Continuing FDA Regulation

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements continue to apply. These include:

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the FDA’s QSR, which requires manufacturers, including third party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations, unique device identification requirements and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;

•	advertising and promotion requirements;

•	restrictions on sale, distribution or use of a device;

•	PMA annual reporting requirements;

•	PMA approval or clearance of a 510(k) for product modifications;

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medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•

medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

•	an order of repair, replacement or refund;

•	device tracking requirements; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Since February 2017, the FDA has issued three separate letters to health care providers warning of serious adverse events, including deaths, which are specific to liquid-filled intragastric balloons. We are aware of the filing of additional reports of serious adverse events, including deaths, associated with liquid-filled balloons since the issuance of the FDA letters to health care providers. While the advisory letters were specific to liquid-filled intragastric balloons and not the Allurion Balloon, these letters could create negative perceptions of the entire gastric balloon category which may cause negative consequences for us including requiring additional warnings, precautions and/or contraindications in the labeling, delaying or denying approval of our products, or possible review or withdrawal of any approval that we may obtain.

The FDA has broad post-market and regulatory enforcement powers. Medical device manufacturers are subject to unannounced inspections by the FDA and other state, local and foreign regulatory authorities to assess compliance with the QSR and other applicable regulations, and these inspections may include the manufacturing facilities of any suppliers.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning or untitled letters, fines, injunctions, consent decrees and civil penalties;

•	unanticipated expenditures, repair, replacement, refunds, recall or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	the FDA’s refusal of requests for 510(k) clearance, de novo classification or premarket approval of new products, new intended uses or modifications to existing products;

•	the FDA’s refusal to issue certificates to foreign governments needed to export products for sale in other countries;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

Other U.S. Healthcare Laws

Our business is regulated by laws pertaining to healthcare fraud and abuse including anti-kickback laws and false claims laws, and other healthcare laws. Violations of these laws are punishable by significant administrative, criminal and civil penalties, including damages, disgorgement, monetary fines, possible exclusion from participation in federal and state healthcare programs, such as Medicare and Medicaid, imprisonment, and integrity oversight and reporting obligations.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing, recommending, purchasing, leasing, ordering, or arranging for, a good or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value, including payments to physicians or other providers, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments and providing anything of value at less than fair market value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. These exceptions and safe harbors exist for various types of arrangements, including certain investment interests, leases, personal service arrangements, discounts and management contracts. The failure of a particular activity to comply with all requirements of an applicable safe harbor regulation does not mean that the activity violates the federal Anti-Kickback Statute or that prosecution will be pursued. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of it facts and circumstances. Activities and business arrangements that do not fully satisfy each applicable exception or safe harbor may result in increased scrutiny by government enforcement authorities such as the Office of the Inspector General.

Additionally, the intent standard under the federal Anti-Kickback Statute was amended by PPACA to a stricter standard such that a person or entity no longer needs to have actual knowledge of the federal Anti-Kickback Statue or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the renumeration is to induce referrals, the federal Anti-Kickback Statute is violated. In addition, the Affordable Care Act codified case law that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (“FCA”) (discussed below).

Further, certain states have adopted prohibitions similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by government healthcare programs such as the Medicare and Medicaid programs and do not include comparable exceptions and/or safe harbors to those provided by the federal Anti-Kickback Statute.

Federal False Claims Act

The FCA prohibits, among other things, knowingly filing or causing the filing of a false claim or the knowing use of false statements to obtain payment from the federal government. A claim that is filed pursuant to an unlawful kickback may be a false claim under this law and, in a number of cases, manufacturers of medical products have entered into settlements based on FCA allegations that their financial relationships with customers “caused” these customers to submit false claims. When an entity is determined to have violated the FCA, it may be required to pay up to three times the actual damages sustained by the government, plus mandatory civil penalties for each separate false claim. Private individuals can file suits under the FCA on behalf of the government. These lawsuits are known as “qui tam” actions, and the individuals bringing such suits, sometimes known as “relators” or, more commonly, “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. Since complaints related to “qui tam” actions are initially filed under seal, the action may be pending for some time before a defendant is even aware of such action.

HIPAA

The HIPAA, created new federal crimes, including: healthcare fraud and false statements relating to healthcare matters. HIPAA prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, also protects the security and privacy of individually identifiable health information maintained or transmitted by certain healthcare providers, health plans and healthcare clearinghouses and their business associates. HIPAA restricts the use and disclosure of patient health information, including patient records. Although we believe that HIPAA does not apply directly to us, most of our customers have significant obligations under HIPAA, and we intend to cooperate with customers and others to ensure compliance with HIPAA with respect to patient information. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA. Failure to comply with HIPAA obligations can result in civil fines and/or criminal penalties. Some states have also enacted rigorous laws or regulations protecting the security and privacy of patient information.

Transparency Reporting

In March 2010, the U.S. Congress enacted the ACA. The U.S. Physician Payments Sunshine Act, which is part of the ACA, requires manufacturers of drugs, biologics, devices and medical supplies that are subject to (or used in procedures subject to) Medicare and Medicaid reimbursement to record payments and transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals as well as ownership and investment interests held by physicians and their immediate family members and to report this data to the Centers for Medicare & Medicaid Services, for public disclosure. Failure to report may result in civil or criminal fines and/or penalties. Similar reporting requirements have also been enacted in several states, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals. In addition to reporting, some states such as Massachusetts and Vermont impose a ban or limit the ability of medical device and pharmaceutical manufacturers providing certain items of value or payments to physicians or other healthcare practitioners licensed in these states. In recent years, the federal government and several states have enacted legislation requiring biotechnology, pharmaceutical and medical device companies to establish marketing compliance programs and file periodic reports on sales, marketing and other activities.

Coverage, Reimbursement and Healthcare Reform

Patients in the U.S. and elsewhere generally rely on third-party payors to reimburse part or all of the costs associated with their healthcare treatment. Accordingly, market acceptance of our products is dependent on the extent to which third-party coverage and reimbursement is available from third-party payors, which can differ significantly from payor to payor and may change from time to time. Further, from time to time, typically on an annual basis, payment amounts are updated and revised by third-party payors. In cases where the cost of certain of our products are recovered by the healthcare provider as part of the payment for performing a procedure and not separately reimbursed or paid directly by the patient, these updates could directly impact the demand for our products.

All third-party payors, whether governmental or commercial and whether inside the U.S. or outside, are developing increasingly sophisticated methods of controlling healthcare costs. These cost-control methods include prospective payment systems, bundled payment models, capitated arrangements, group purchasing, benefit redesign, pre-authorization processes and requirements for second opinions prior to procedures. These cost-control methods also potentially limit the amount that healthcare providers may be willing to pay for our products. Therefore, coverage or reimbursement for medical devices may decrease in the future. In addition, consolidation in the healthcare industry could lead to demands for price concessions, which may impact our ability to sell our products at prices necessary to support our current business strategies.

Federal and state governments in the U.S. and outside the U.S. may enact legislation to modify the healthcare system which may result in increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. These reform measures may limit the amounts that federal and state governments will pay for healthcare products and services, and also indirectly affect the amounts that private payors are willing to pay. The pricing pressure resulting from healthcare cost containment and reimbursement changes could decrease demand for our products, the prices that customers are willing to pay and the frequency of use of our products, which could have an adverse effect on our business.

Foreign Government Regulation

In addition to U.S. regulations, we are subject to a variety of foreign government regulations applicable to medical devices, medicinal products and combination products.

Regulation of Medical Devices in the European Union

The European Union, or EU, has adopted specific directives and regulations regulating the design, manufacture, clinical investigation, conformity assessment, labeling and adverse event reporting for medical devices.

Until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC, or Medical Devices Directive, which has been repealed and replaced by Regulation (EU) No 2017/745, or Medical Devices Regulation. There is a transition period during which certificates issued under the Medical Devices Directive remain valid however, when such certificates expire (or, if earlier, by May 27, 2024), the devices must be certified under the new regime set forth in the Medical Devices Regulation.

Medical Devices Directive

Under the Medical Devices Directive, all medical devices placed on the market in the EU must meet the relevant essential requirements laid down in Annex I to the Medical Devices Directive, including the requirement that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performance intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices and there are additionally harmonized standards relating to the design and manufacture of medical devices which are not mandatory but, if complied with, indicate that the device satisfies the applicable element of the essential requirements.

To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU.

Medical Devices Regulation

On April 5, 2017, the Medical Devices Regulation was adopted with the aim of ensuring better protection of public health and patient safety. Unlike the Medical Devices Directive, the Medical Devices Regulation (the “MDR”) is directly applicable in EU member states without the need for member states to implement into national law. This aims at increasing harmonization across the EU.

The Medical Devices Regulation became effective on May 26, 2021. The new Regulation follows the same process of conformity assessment, certificates of conformity and applying a CE mark to devices before they can be placed on the market. However, among other things, the MDR:

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strengthens the rules on placing devices on the market (e.g. reclassification of certain devices and wider scope than the Medical Devices Directive) and reinforces surveillance once they are available;

•	establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	establishes explicit provisions on importers’ and distributors’ obligations and responsibilities;

•	imposes an obligation to identify a responsible person who is ultimately responsible for all aspects of compliance with the requirements of the new regulation;

•

improves the traceability of medical devices throughout the supply chain to the end-user or patient through the introduction of a unique identification number, to increase the ability of manufacturers and regulatory authorities to trace specific devices through the supply chain and to facilitate the prompt and efficient recall of medical devices that have been found to present a safety risk;

•	sets up a central database (Eudamed) to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

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strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo a clinical evaluation consultation procedure by experts before they are placed on the market.

Devices lawfully placed on the market pursuant to the Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025, provided that the requirements of the transitional provisions are fulfilled. In particular, the certificate in question must still be valid. However, even in this case, manufacturers must comply with a number of new or reinforced requirements set forth in the Medical Devices Regulation, in particular the obligations described below.

The Medical Devices Regulation requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to the electronic system (Eudamed), unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The Medical Devices Regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the UDI database. These new requirements aim at ensuring better identification and traceability of the devices. Manufacturers are responsible for entering the necessary data on Eudamed, which includes the UDI database, and for keeping it up to date. Eudamed is not yet fully functional, however the European Commission is aiming to have a fully functional version of the Eudamed medical device database available in the second quarter of 2024. The Medical Device Coordination Group (MDCG) has published guidance on administrative practices for manufacturers until Eudamed is fully functional.

All manufacturers placing medical devices on the market in the EU must also comply with the EU medical device vigilance system which has been reinforced by the Medical Devices Regulation. Under this system, serious incidents and Field Safety Corrective Actions, or FSCAs must be reported to the relevant authorities of the EU member states. These reports will have to be submitted through Eudamed – once functional – and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed.

Among the new requirements, manufacturers (and authorized representatives) must have available within their organization at least one person responsible for regulatory compliance, or PRRC, who possesses the requisite expertise in the field of medical devices. The PRRC is responsible for compliance with post-market surveillance and vigilance requirements.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU Member States plus Norway, Liechtenstein and Iceland.

Brexit

As a result of the United Kingdom leaving the EU, since January 1, 2021, the regulatory framework and regimes for medical devices in the United Kingdom and the EU have diverged. In particular, a new UKCA Mark was introduced for medical devices placed on the Great Britain market (which includes England, Scotland and Wales). Northern Ireland has adopted a hybrid approach as a result of the divergence in accordance with the Northern Ireland Protocol. Manufactures can continue placing CE marked medical devices on the Great Britain market until June 30, 2024. From July 1, 2024, transitional arrangements will apply for CE and UKCA marked medical devices placed on the Great Britain market.

Human Capital

As of March 31, 2023, we had 256 employees, 252 of whom were full-time, consisting of clinical, research and development, operations, regulatory and quality, sales, marketing, technology, finance, business analytics and human resources. This includes 126 employees located in the U.S. From time to time, we also engage contractors, consultants and temporary employees to support our operations. None of the U.S. employees are subject to collective bargaining agreements or represented by a labor union, however, our employees in France are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters are located in Natick, Massachusetts, where we lease approximately 9,909 square feet of office space pursuant to a lease agreement which commenced on June 15, 2016 and expires on November 30, 2025. We also lease approximately 12,678 square feet of office space for research and development in Natick, Massachusetts pursuant to a lease agreement which commenced on January 10, 2020 and expires on March 31, 2028. Additionally, we lease approximately 10,200 square feet of manufacturing space in Natick, Massachusetts pursuant to a lease agreement which commenced on January 8, 2018 and expires on February 28, 2028. We also lease approximately 4,250 square feet of manufacturing space in Natick, Massachusetts pursuant to a lease agreement which commenced on July 1, 2021 and expires on June 30, 2024. We believe that our existing facilities are suitable and adequate for our needs. Outside of the U.S., we lease approximately 292 square meters of office space in Paris, France, which represents our largest sales office.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

On March 9, 2023, a complaint was filed by Reshape Lifesciences Inc. (“Reshape”) against Allurion in the United States District Court, District of Delaware, Case No. 23-cv-00260. In the complaint, Reshape alleged that Allurion’s gastric balloon system infringed a patent owned by Reshape, U.S. Patent No. 10,463,520. Reshape sought damages and injunctive relief. The complaint was not served and Reshape filed a notice of voluntary dismissal without prejudice on May 31, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ALLURION

You should read the following discussion and analysis of Allurion’s financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Allurion’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. For purposes of this section, all references to “we,” “us,” “our,” and “Allurion” refer to Allurion Technologies, Inc. and its subsidiaries.

Overview

Allurion is a leading medical device company that focuses on creating a best-in-class weight loss platform to treat overweight patients. Our platform, the Allurion Program, features the world’s first and only swallowable, procedure-less intragastric balloon for weight loss and offers AI-powered remote patient monitoring tools, a proprietary behavior change program, secure messaging and video telehealth that are delivered by the Allurion VCS.

Our proprietary intragastric balloon, the Allurion Balloon, is in the form of a swallowed capsule which is administered to patients under the guidance of a health care provider without surgery, endoscopy, or anesthesia.

The Allurion VCS is comprised of tools to support patients’ weight loss experience, which we believe benefit both patients and health care providers:

(A)

For Allurion Program patients, the App integrates data from the Allurion Connected Scale and Health Tracker to conveniently monitor weight, body fat, activity, sleep, and several other critical metrics. The App can also enable secure messaging and video telehealth with the patient’s care team and can deliver content from Allurion’s proprietary behavior change program—a library of over 150 weight loss actions related to diet, nutrition, mental health, sleep, goal setting, and a number of other topics—directly to the patient. The App is available in over 15 languages.

(B)

For Allurion Program providers, Allurion Insights provides end-to-end remote patient monitoring powered by the Allurion Iris AI platform which leverages machine learning to deliver key insights related to patient tracking data. Allurion Insights offers real-time access to patient data and AI-powered analytics, note functionality to keep track of patient encounters, and clinic-wide metrics that provide a snapshot of the clinic’s overall performance.

In addition to its use by Allurion Balloon patients, we believe the Allurion VCS can potentially be a platform for optimal long-term follow up after other medical and surgical weight loss interventions in the future. For example, in June 2022, we incorporated a Treatment Tracking and Clinic-Led Onboarding feature into the Allurion VCS, which enables seamless onboarding and management of patients undergoing one or multiple weight loss treatments including gastric balloons such as the Allurion Balloon, surgery, or medications. In addition, in connection with our collaboration with Medtronic, we expect to develop bundled offerings that incorporate the Allurion VCS in order to onboard and manage Medtronic’s patients.

Our products are currently sold in Europe, the Middle East, Africa, Latin America, Canada and the Asia-Pacific region. The FDA has approved the investigational device exemption, or IDE, for Allurion’s AUDACITY clinical trial, a 48-week, prospective, randomized, open-label study. We received approval of the IDE from the FDA in November 2021 to initiate the AUDACITY clinical trial in the United States. The first patient in the study was treated in July 2022. We plan to enroll 550 patients in the study across up to 20 sites in the United States. The results of the study are expected to support a pre-market approval, or PMA, submission to FDA.

Since our inception, we have incurred significant operating losses. Our ability to generate revenue and achieve cost improvements sufficient to achieve profitability will depend on the successful further development and commercialization of our products and regulatory approval. We generated revenue of $14.1 million and $12.7 million for the three months ended March 31, 2023 and 2022, respectively, and incurred net losses of $17.8 million and $6.4 million for those same periods. Additionally, we generated revenue of $64.2 million and $38.2 million for the years ended December 31, 2022 and 2021, respectively, and incurred net losses of $37.7 million and $12.4 million for those same years. We expect to continue to incur net losses as we focus on obtaining regulatory approval for our products in new markets, growing our sales and marketing teams, and continuing research and development efforts to further enhance our existing products. Further, following the closing of the merger described in “Recent Developments”, we expect to incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding for expenses related to our operating activities, including selling, marketing, general and administrative expenses and research and development expenses.

Because of the numerous risks and uncertainties associated with regulatory approval, market acceptance of our product, product development and enhancement, and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Until such time, if ever, as we can generate substantial revenue sufficient to achieve profitability, we expect to finance our operations through a combination of equity offerings and debt financings. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the further development and commercialization efforts of one or more of our products, or may be forced to reduce or terminate our operations. See the subsection titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Recent Developments

Business Combination Agreement

On February 9, 2023, we and our wholly-owned subsidiary, New Allurion, entered into the Business Combination Agreement with Compute Health, Merger Sub I and Merger Sub II. Under the Business Combination Agreement, a series of Mergers will occur in which Merger Sub II continues as the surviving limited liability company and a wholly-owned subsidiary of New Allurion. If the Mergers are successfully completed, our business operations will continue as the business operations of New Allurion. The Mergers are expected to close in the third quarter of 2023 and are subject to approval by our stockholders, the stockholders of Compute Health as well as other customary closing conditions, including the effectiveness of the registration statement of which this proxy statement/prospectus forms a part. The Mergers are expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Compute Health, which is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes, and we will be the accounting “acquirer”. Accordingly, the Mergers will be treated as the equivalent of us issuing stock for the net assets of Compute Health, accompanied by a recapitalization. Our net assets and the net assets of Compute Health will be stated at historical costs, with no goodwill or other intangible assets recorded. This determination is primarily based on the expectations that, immediately following the Mergers, our stockholders will have a majority of the voting power of New Allurion, we will control the majority of the board seats of New Allurion, and our senior management will comprise all of the senior management of New Allurion. Upon the consummation of the Mergers, New Allurion will become a publicly listed company.

On May 2, 2023, we and New Allurion, Compute Health, Merger Sub I, and Merger Sub II entered into the BCA Amendment which, among other things, amended the calculation of the aggregate number of shares of

New Allurion Common Stock to be issued to (or reserved for issuance for) Allurion equityholders upon the consummation of the Intermediate Merger to be as follows: (a) 37,812,000 minus (b) the Allocated Shares. Additionally, the BCA Amendment replaced the form of Investor Rights Agreement attached as an exhibit to the Existing Business Combination Agreement with a revised form of Investor Rights Agreement. See the subsection entitled “The Business Combination Agreement—Related Agreements—Investor Rights Agreement” for further discussion of the Investor Rights Agreement.

Other than as expressly modified by the BCA Amendment, the Existing Business Combination Agreement remains in full force and effect.

Pursuant to the terms of the Business Combination Agreement, our existing shareholders will receive shares of New Allurion Common Stock. Our existing shareholders will be entitled to receive from New Allurion, in the aggregate, up to 37,812,000 shares of New Allurion Common Stock, subject to adjustments for our net closing cash (net of unpaid expenses) and the aggregate amount of Backstop Shares issued to Backstop Purchasers. The Sponsor has agreed to exchange its Compute Health Class B Common Stock and Compute Health Private Warrants into 2,088,327 shares of Compute Health Class A Common Stock. Pursuant to the terms of the Business Combination Agreement, and following the transactions contemplated by the Sponsor Contribution Agreement, each of the Sponsor’s shares of Compute Health Class A Common Stock (other than any Sponsor Contributed Shares), together with the shares owned by the Additional Class B Holders, will be converted into 1.420455 shares of New Allurion Common Stock.

Pursuant to the terms of the Business Combination Agreement, by April 30, 2023 we were required to use reasonable best efforts to obtain gross cash proceeds up to $15.0 million of Incremental Financing through one or more private sales of our common stock or any other equity securities that shall automatically convert into shares of our common stock immediately prior to the Mergers. Pursuant to this requirement, from February 15, 2023 through June 26, 2023, we issued an aggregate principal amount of $19.3 million of Bridge Notes to various investors ($500,000 principal amount of which has been repaid as of June 26, 2023), as more fully described below.

Initial Financing and Bridge Notes

Pursuant to the terms in the Business Combination Agreement, we are required to use reasonable efforts to obtain gross cash proceeds of at least $15.0 million of additional financing through one or more private sales of common stock or any other equity securities which shall automatically convert into shares of our common stock immediately prior to the Mergers. From February 15, 2023 until June 26, 2023, we issued an aggregate principal amount of $19.3 million Bridge Notes, including the $13 million HVL Bridge Note. As of June 26, 2023, we have repaid $500,000 principal amount of the HVL Bridge Note, resulting in $18.8 million aggregate principal amount of Bridge Notes outstanding as of June 26, 2023. The Bridge Notes mature on December 31, 2026 unless previously converted pursuant to their terms. The Bridge Notes provide that, effective upon a deSPAC transaction, all of the outstanding principal and interest would automatically convert into a number of shares of common stock equal to the balance of the Bridge Notes on the date of conversion divided by the discounted capped conversion price, which is calculated by dividing $217.3 million by our fully diluted capitalization immediately prior to the conversion of the Bridge Notes. Additionally the Bridge Notes provide that, effective upon the closing of a qualified financing, the holder of the Bridge Notes could optionally accelerate repayment of the principal and interest of the Bridge Notes or convert all of the outstanding principal and interest into common shares or shares of the same class or series of capital stock issued in the qualified financing equal to the balance of the Bridge Notes on the date of conversion divided by the greater of the capped price or the discounted price. The capped price is calculated by dividing $260.0 million by our fully diluted capitalization immediately prior to the conversion of the Bridge Notes, and the discounted price is calculated as 85% of the cash price of the same class or series of capital stock issued in the qualified financing. In conjunction with the issuance of the Bridge Notes, we executed a side letter with certain Bridge Note holders. See the subsection entitled “The Business Combination—Related Agreements—2023 Convertible Note Incremental Financing” for additional information.

Following the consummation of the Initial Financing, the parties determined to refinance the Initial Financing and, pursuant to the Termination Agreements entered into by us with each of the Side Letter Holders, the Side Letters were terminated, effective as of May 2, 2023. In addition, under the Termination Agreements, upon the terms and subject to the conditions set forth therein, the Side Letter Holders also waived certain provisions and obligations set forth in their respective Bridge Notes with respect to proportionate repayment obligations that would otherwise apply to Allurion under the Bridge Notes. Other provisions of the Side Letter Holders’ Bridge Notes remain unchanged and in full force and effect.

HVL’s Termination Agreement also provides, upon the terms and subject to the conditions set forth therein, Allurion with the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under the HVL Bridge Note, including by way of (a) a $2 million Prepayment, $1.5 million of which is deemed a prepayment penalty and (b) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, an Additional Payment of at least $6 million under the HVL Bridge Note by way of (i) payment in cash by Allurion and/or (ii) the sale and transfer of all or any portion of the HVL Bridge Note, equivalent in value to the portion of the Additional Payment to be repaid pursuant to this clause (b)(ii), to any person or persons designated in writing by Allurion.

In addition, under HVL’s Termination Agreement, upon the terms and subject to the conditions set forth therein, New Allurion has agreed to issue to HVL a number of shares of New Allurion Common Stock equal to (a) (i) the Additional Hunter Shares plus (b) the Hunter Closing Shares.

PIPE Investment

Concurrently with the execution of the Business Combination Agreement, the PIPE Investors entered into PIPE Subscription Agreements with Compute Health and New Allurion to purchase PIPE Shares of New Allurion common stock at $7.04 per share for aggregate proceeds of approximately $37.9 million in the PIPE Financing. See the subsection entitled “The Business Combination—Related Agreements—PIPE Subscription Agreements” for additional information.

Revenue Interest Financing Agreement

In addition to the PIPE Subscription Agreements, we and New Allurion also entered into a Revenue Interest Financing Agreement with RTW. Pursuant to the Revenue Interest Financing Agreement, RTW agreed to pay an aggregate Investment Amount of $40.0 million in exchange for the receipt of future revenue interest payments until 2030. As part of the Revenue Interest Financing Agreement, we have committed to minimum aggregate revenue interest payments of 100% of the Investment Amount by December 31, 2027, and 240% of the Investment Amount, or $96.0 million, by December 31, 2030. Our maximum aggregate revenue interest payments are capped at 260% of the Investment Amount, or $104.0 million. We may terminate the Revenue Interest Financing Agreement by prepaying aggregate revenue interest payments equal to 165% of the Investment Amount, or $66.0 million, by March 31, 2026.

In connection with the Revenue Interest Financing Agreement, if, at any time beginning 12 months and ending 24 months following the Closing, the volume weighted average price (“VWAP”) per share of New Allurion common stock is less than $7.04 for the average of 20 trading days within any 30 trading day period (“Stock Price Drop”), and the absolute value of the percentage decrease of such Stock Price Drop measured from a reference price of $10.00 per share of New Allurion common stock is greater than the absolute value of the percentage decrease in the VWAP of a comparable publicly traded peer index as defined in the Amended and Restated RTW Side Letter over the same time period, then RTW may elect to convert up to $7.5 million of its PIPE subscription into additional revenue interest financing to be added to the Investment Amount by forfeiting a number of shares of New Allurion Common Stock acquired in the PIPE subscription (“PIPE Conversion Option”). Such additions to the Investment Amount would result in proportional increases to the minimum aggregate revenue interest payments described above. New Allurion further agreed to issue up to an additional

1,000,000 shares of New Allurion Common Stock to RTW, with any such shares being issued at the closing of the Business Combination. Additionally, RTW will have a right to designate one director to the New Allurion Board. See Note 16, Subsequent Events, to our consolidated financial statements included elsewhere in this proxy statement/prospectus and the subsection entitled “The Business Combination—Related Agreements—Revenue Interest Financing Agreements” for additional information.

On May 2, 2023, pursuant to the Backstop Agreement and contemporaneous with the execution of the Backstop Agreement, Compute Health, Allurion, New Allurion, Merger Sub II, and RTW entered into the Amended and Restated RTW Side Letter, which amends and restates the Existing RTW Side Letter in its entirety, in order to reflect that any Conditional Additional New Allurion Shares issuable to RTW under the Amended and Restated RTW Side Letter, if any, would be calculated net of any Backstop Shares issuable to RTW under the Backstop Agreement. Additionally, pursuant to the Amended and Restated RTW Side Letter, the parties to the Amended and Restated RTW Side Letter have agreed that, if a third party subsequently provides Allurion with debt financing on more favorable terms than those provided to RTW under the Backstop Agreement, RTW will be offered the same or more favorable terms and conditions as Allurion provided to such third party.

Fortress Debt

In February 2023, we and New Allurion entered into the Bridging Agreement, pursuant to which, among other things, upon the terms and conditions set forth therein, the Company and New Allurion agreed with Fortress to execute the Term Loan Facility. Upon the Closings and under the terms of the Term Loan Facility, we can borrow up to $60.0 million which will be used to repay outstanding principal, accrued and unpaid interest and other obligations with respect to the 2021 Term Loan. The Term Loan Facility will be jointly and severally guaranteed by the parent and subsidiary guarantors of New Allurion. The Term Loan Facility will mature in June 2027. Interest on borrowings under the Term Loan Facility will be payable in arrears monthly at a floating interest rate equal to the current applicable margin of 6.44% plus the greater of 3.0% or the administrative agent’s prime rate. An exit payment equal to 3% of the Term Loan Facility will be due upon the prepayment or maturity date of the agreement. New Allurion also agreed to issue up to 1,000,000 shares of New Allurion Common Stock to an affiliate of Fortress. See the subsection entitled “The Business Combination—Related Agreements—Term Loan Facility” for additional information.

On May 2, 2023, pursuant to the Backstop Agreement and contemporaneous with the execution of the Backstop Agreement, the Fortress Investor and Allurion entered into the Fortress Letter Agreement, in order to reflect that any Conditional Additional New Allurion Shares issuable to Fortress under the Term Loan Credit Agreement, if any, would be calculated net of any Backstop Shares issuable to the Fortress Investor under the Backstop Agreement. Additionally, pursuant to the Fortress Letter Agreement, the Fortress Investor and Allurion have agreed that, if a third party subsequently provides Allurion with debt financing on more favorable terms than those provided to the Fortress Investor under the Backstop Agreement, the Fortress Investor will be offered the same or more favorable terms and conditions as Allurion provided to such third party.

Backstop Agreement

On May 2, 2023, the Backstop Purchasers entered into the Backstop Agreement. Pursuant to the Backstop Agreement, upon the terms and subject to the conditions set forth therein, each Backstop Purchaser agreed that, to the extent any portion of the HVL Bridge Note remains outstanding following the Determination Date, such Backstop Purchaser will, at the Backstop Closing, purchase up to its Maximum Purchase Amount of $2 million aggregate principal amount of the HVL Bridge Note from HVL.

As soon as practicable, but in any event within one business day following the Determination Date, Allurion will notify HVL and the Backstop Purchasers of, among other things, the Backstop Closing Date, the amount of the Balance outstanding under the HVL Bridge Note and, subject to the limitations set forth in the Backstop Agreement, the Backstop Amount.

In connection with the purchase of the aggregate Backstop Amounts, upon the terms and subject to the conditions set forth in the Backstop Agreement, Allurion will (a) cancel the existing HVL Bridge Note and issue a new convertible unsecured promissory note to HVL for any remaining Balance of the HVL Bridge Note expected to be outstanding after the Backstop Closing, together with all unpaid interest on the HVL Bridge Note accrued since the date of issuance thereof and (b) issue New Bridge Notes to each Backstop Purchaser with an issuance date of the Backstop Closing Date and an original principal amount equal to such Backstop Purchaser’s Backstop Amount, with such New Bridge Notes to be held in escrow until the Backstop Closing.

In addition, upon the terms and subject to the conditions set forth in the Backstop Agreement, in consideration of each Backstop Purchaser’s commitment to purchase its Backstop Amount of the HVL Bridge Note, New Allurion will, no later than the Backstop Closing Date, issue to each Backstop Purchaser a number of Backstop Shares as follows:

a)

In the event that the Backstop Amount for each Backstop Purchaser is equal to its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion Common Stock equal to the greater of (i) 700,000 shares of New Allurion Common Stock and (ii) the Conditional Additional New Allurion Shares issuable (x) in the case of the Fortress Investor, to the Fortress Investor or its applicable affiliate pursuant to the Term Loan Credit Agreement and (y) in the case of RTW, to RTW pursuant to the Amended and Restated RTW Side Letter; provided that, in the event that for any reason the aggregate number of shares issuable to the Fortress Investor pursuant to clause (ii) above is greater than the aggregate number of shares issuable to RTW pursuant to clause (ii), or vice versa, the Backstop Purchaser that would receive the lesser aggregate number of shares shall instead receive the higher number of aggregate shares so that, pursuant to such clause (ii), each of the Fortress Investor and RTW shall receive the same aggregate number of shares of New Allurion Common Stock.

b)

In the event that the Backstop Amount for each Backstop Purchaser is less than its Maximum Purchase Amount, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion Common Stock equal to (i) 700,000 multiplied by a fraction having (x) a numerator equal to such Backstop Purchaser’s Backstop Amount and (y) a denominator equal to 2,000,000.

Gaur Contribution Agreement

On May 2, 2023, the Gaur Trust and New Allurion entered into the Gaur Contribution Agreement, pursuant to which the Gaur Trust agreed to contribute to New Allurion, as a contribution of capital, a number of shares of New Allurion common stock equal to: (a) 50,000 shares of New Allurion common stock plus (b) a number of shares of New Allurion common stock equal to one-third of the Additional Hunter Shares. The Gaur Trust’s contribution of the Gaur Trust Contributed Shares will be effective immediately following the consummation of the Business Combination and the issuance of New Allurion common stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement.

RSU Forfeiture Agreement

On May 2, 2023, Krishna Gupta, a member of the Allurion Board, entered into the RSU Forfeiture Agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Mr. Gupta agreed to forfeit to Allurion the Forfeited RSUs, determined immediately following the consummation of the Business Combination and after giving effect to the exchange of such Restricted Stock Units pursuant to the Business Combination Agreement based on the Intermediate Merger Exchange Ratio, equal in number to up to (a) 50,000 shares of New Allurion Common Stock (being one-sixth of the Hunter Closing Shares) plus (b) a number of shares of New Allurion Common Stock equal to one-third of the Additional Hunter Shares. The Forfeited RSUs shall be terminated and cancelled without consideration therefor effective as of immediately following the consummation of the transactions contemplated by the Business Combination Agreement.

Sponsor Contribution Agreement

On May 2, 2023, the Sponsor and Compute Health entered into the Sponsor Contribution Agreement pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Sponsor agreed to contribute to Compute Health, as a contribution to capital, the Sponsor Contributed Shares. The Sponsor’s contribution of the Sponsor Contributed Shares will be contingent on the closing of the Business Combination, and will be effective immediately following the Sponsor Recapitalization and immediately prior to the CPUH Merger Effective Time.

Equity Facility Agreement

In February 2023, we entered into a commitment letter with Chardan, pursuant to which we have agreed that, upon the Closings of the Mergers, New Allurion will enter into the Chardan Equity Facility. Pursuant to the facility, New Allurion will agree to pay a $0.1 million structuring fee, and issue 35,511 shares of New Allurion Common Stock, to Chardan. In exchange, New Allurion will have a right to require Chardan to purchase shares of New Allurion Common Stock up to the aggregate commitment amount of $100.0 million at prices per share based on the VWAP. The closing of the Chardan Equity Facility is conditioned upon the Closings and will remain outstanding for three years from the execution date unless terminated upon reasonable notice. The purpose of the execution of the Chardan Equity Facility is to fund general corporate expenses of New Allurion. See Note 16, Subsequent Events, to our consolidated financial statements included elsewhere in this proxy statement/prospectus and the subsection entitled “The Business Combination—Related Agreements—Chardan Equity Facility” for additional information.

Impact of COVID-19 on Our Operations

We are subject to additional risks and uncertainties due to the ongoing pandemic of the novel coronavirus, or COVID-19. Although conditions have improved in the U.S. in recent months, and the COVID-19 public health declaration expired on May 11, 2023, we continue to closely monitor the continued impact of COVID-19 on all aspects of our business, including impacts on our customers, patients, employees, suppliers, vendors, and business partners. We have not experienced declines in revenue nor significant disruptions to our supply chain, however, we will continue to assess the evolving impact of COVID-19.

Key Factors Affecting Our Operating Results

We believe that our performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the “Risk Factors” section of this proxy statement/prospectus.

•

Market Acceptance. The growth of our business depends on our ability to gain broader acceptance of our current products by continuing to make health care providers aware of the benefits of our products to generate increased demand and frequency of use, and thus increase our sales. Our ability to grow our business will also depend on our ability to expand our customer base in existing or new target markets. Although we have increased the number of patients treated with our products through our established relationships and focused sales efforts, we cannot provide assurance that our efforts will continue to increase the use of our products.

•

Regulatory approval and timing and efficiency of new product introductions. We must successfully obtain timely approvals and introduce new products that gain acceptance with health care providers. For our sales to grow, we will also need to obtain regulatory approval of our existing product and any new products or modifications/enhancements to our existing products in the markets that we operate in and new markets as applicable.

•	Sales force size and effectiveness. The rate at which we grow our sales force and the speed at which newly hired salespeople become effective can impact our revenue growth or our costs incurred in anticipation of such growth. We intend to continue to make significant investments in our sales and marketing organization by increasing the number of sales representatives and expanding our international programs to help facilitate further adoption of our products as well as broaden awareness of our products to new customers.

•

Product and geographic mix; timing. Our financial results, including our gross margins, may fluctuate from period to period based on the timing of orders, fluctuations in foreign currency exchange rates and the number of available selling days in a particular period, which can be impacted by a number of factors, such as holidays or days of severe inclement weather in a particular geography, the mix of products sold and the geographic mix of where products are sold.

Operating Segments

We operate our business in a single segment and as one reporting unit, which is how our chief operating decision maker reviews financial performance and allocates resources.

Components of Our Results of Operations

Revenue

We derive revenue from the sale of the Allurion Balloon to customers which are either distributors or health care providers. The Allurion Balloon is the foundation of the Allurion Program, a holistic weight loss program that offers patients the opportunity to receive, and clinic and other health care providers the ability to deliver, behavior change assistance through their optional use of the remote patient support and monitoring tools.

Cost of Revenue

Cost of revenue consists primarily of costs that are closely correlated or directly related to the delivery of our products including material costs, labor costs, and depreciation expense for fixed assets.

Operating Expenses

Research and Development Expenses

Our research and development expenses consist of costs associated with performing research and development activities such as registering our products in various jurisdictions and performing clinical trials. These costs include salaries and benefits, stock-based compensation, non-capitalizable software development costs, product development costs, materials and supplies, clinical trial activities, registration expenses, depreciation of equipment and other outside services. We expect research and development costs will continue to increase for the year ended December 31, 2023 as we continue to invest in our U.S. FDA AUDACITY clinical trial and advance the development of our product offerings.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our personnel in executive, information technology, finance and accounting, human resources and other administrative functions. General and administrative expenses also include legal fees relating to corporate matters; professional fees paid for accounting, auditing, consulting and tax service; insurance costs; travel expenses; office and information technology costs; and facilities, depreciation and other expenses related to general and administrative activities, which include direct or allocated expenses for rent and maintenance of facilities and utilities.

We anticipate that our general and administrative expenses will continue to increase for the year ended December 31, 2023 as we increase our headcount to support our commercial growth. We also anticipate that we will incur significantly increased accounting, audit, legal, regulatory, compliance, and investor and public relations expenses associated with operating as a public company.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related expenses including commissions for our sales and marketing staff. Marketing programs consist of advertising, training events, brand building, product marketing activities and shipping costs. We expect sales and marketing costs will continue to increase for the year ended December 31, 2023 as we expand our international selling and marketing activities, hire additional personnel, and build brand awareness through advertising and training new clients.

Other Income (Expense), Net

Interest Expense, net

Interest expense, net consists of interest expense associated with outstanding borrowings under our debt obligations as well as the amortization of debt issuance costs and discounts associated with such borrowings.

Change in Fair Value of Derivative Liability

The change in fair value of derivative liability consists of the expense recognized upon remeasurement of the 2019 Term Loan success fee derivative liabilities.

Change in Fair Value of Warrants

The change in fair value of warrants consists of the expense recognized upon the mark to market of our warrant liabilities.

Gain on PPP Loan Forgiveness

In April 2020 and March 2021, the Company received two separate loans of $1.0 million under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) Paycheck Protection Program (“PPP”). During 2021, the PPP loans were forgiven. The liability was derecognized from the balance sheet and the proceeds from the PPP loans were recognized as income during the year ended December 31, 2021.

Loss on Term Loan Extinguishment

The loss on term loan consists of loss recognized upon extinguishment of the 2019 Term Loan.

Gain on Conversion of Convertible Notes

We recorded a gain on conversion of the Allurion Convertible Notes equal to the difference between the carrying value of the debt and the fair value of the Allurion Preferred Stock.

Other Expense, Net

Other expense, net consists of interest earned on our invested cash balances, which primarily consist of deposit accounts and money market funds, foreign currency transaction gains and losses and expense associated with our derivative warrant liabilities.

Results of Operations

Comparison of the Three Months Ended March 31, 2023 and 2022

The following table summarizes our results of operations for the three months ended March 31, 2023 and 2022 (in thousands):

	Three Months Ended March 31,
	2023	2022	Change
Revenue	$14,071	$12,713	$1,358
Cost of revenue	2,940	2,576	364

Gross profit	11,131	10,137	994

Operating expenses:
Research and development	7,852	3,069	4,783
General and administrative	5,306	3,779	1,527
Sales and marketing	11,864	8,873	2,991

Total operating expenses:	25,022	15,721	9,301

Loss from operations	(13,891)	(5,584)	(8,307)

Other (expense) income:
Interest expense, net	(2,237)	(702)	(1,535)
Changes in fair value of derivative liability	(29)	—	(29)
Changes in fair value of warrants	(1,475)	34	(1,509)
Other expense, net	(135)	(167)	32

Total other (expense) income:	(3,876)	(835)	(3,041)
Loss before income taxes:	(17,767)	(6,419)	(11,348)
Provision for income taxes:	(34)	—	(34)

Net loss and comprehensive loss	$(17,801)	$(6,419)	$(11,382)

Revenue, Cost of Revenue and Gross Profit

Revenue

Revenue for the three months ended March 31, 2023 increased $1.4 million, or 11%, to $14.1 million from $12.7 million for the three months ended March 31, 2022. The increase in revenue was primarily the result of an increase in sales volume of our gastric balloon system during the three months ended March 31, 2023, partially offset by fluctuations in exchange rates of foreign currencies. We operate on a global basis, with all of our net sales generated outside the United States. Accordingly, fluctuations in foreign currency exchange rates can affect our results of operations.

Cost of Revenue

Cost of revenue for the three months ended March 31, 2023 increased $0.4 million, or 14%, to $2.9 million from $2.6 million for the three months ended March 31, 2022. The increase in cost of revenue was primarily a direct result of increased gastric balloon units sold.

Gross Profit

Gross profit for the three months ended March 31, 2023 increased $0.9 million, or 10%, to $11.1 million from $10.1 million for the three months ended March 31, 2022. The increase in gross profit was primarily the result of the 11% increase in revenue due to the increase in sales volume of our gastric balloon system, partially offset by fluctuations in exchange rates of foreign currencies for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.

Operating Expenses

Research and Development Expenses

Research and development expenses for the three months ended March 31, 2023 increased $4.8 million, or 156%, to $7.9 million from $3.1 million for the three months ended March 31, 2022. The increase in research and development expenses was primarily the result of an increase of $3.5 million in costs related to the AUDACITY clinical trial and other research activities and an increase of $0.7 million due to higher material and supply costs for product development.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2023 increased $1.5 million, or 40%, to $5.3 million from $3.8 million for the three months ended March 31, 2022. The increase in general and administrative expenses was primarily the result of an increase of $1.0 million for bad debt expense, $0.5 million attributable to salaries and related benefit costs due to higher headcount, and an increase of $0.3 million for stock-based compensation expense, partially offset by a $0.4 million decrease in legal fees.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended March 31, 2023 increased $3.0 million, or 34%, to $11.9 million from $8.9 million for the three months ended March 31, 2022. The increase in sales and marketing expenses was primarily the result of a $1.4 million increase attributable to salaries and related benefit costs due to higher headcount, an increase of $1.2 million for shipping and logistics expense, and an increase of $0.4 million attributable to higher marketing and advertising spending.

Interest Expense, Net

Interest expense, net for the three months ended March 31, 2023 increased $1.5 million, or 219%, to $2.2 million compared to $0.7 million for the three months ended March 31, 2022. The increase in interest expense was primarily due to a $1.4 million increase in interest expense associated with our 2021 Term Loan and $0.1 million in increased interest expense associated with our outstanding convertible notes.

Change in Fair Value of Derivative Liability

The change in fair value of the derivative liability for the three months ended March 31, 2023 increased less than $0.1 million, or 100%, to less than $0.1 million compared to zero for the three months ended March 31, 2022. The increase was due to mark to market fluctuations in the 2019 Term Loan success fee derivative liabilities.

Change in Fair Value of Warrants

The change in fair value of warrants for the three months ended March 31, 2023 increased $1.5 million, or 100%, to $1.5 million compared to less than $0.1 million for the three months ended March 31, 2022. The increase was due to mark to market fluctuations in our warrant liabilities.

Other Expense, Net

Other expense, net for the three months ended March 31, 2023 decreased less than $0.1 million, or 19%, to $0.1 million from $0.2 million for the three months ended March 31, 2022. The decrease was primarily due to fluctuations in exchange rates of foreign currencies.

Provision for Income Taxes

We recorded a provision for income taxes of less than $0.1 million for the three months ended March 31, 2023 compared to zero for the three months ended March 31, 2022 due to net income in certain foreign jurisdictions during the three months ended March 31, 2023, as compared to a net loss in all jurisdictions during the three months ended March 31, 2022.

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,
	2022	2021	Change
Revenue	$64,211	$38,242	$25,969
Cost of revenue	13,485	9,052	4,433

Gross profit	50,726	29,190	21,536

Operating expenses:
Research and development	16,966	5,729	11,237
General and administrative	15,365	8,818	6,547
Sales and marketing	50,405	27,144	23,261

Total operating expenses:	82,736	41,691	41,045

Loss from operations	(32,010)	(12,501)	(19,509)

Other (expense) income:
Interest expense, net	(4,426)	(3,668)	(758)
Changes in fair value of derivative liability	(19)	(37)	18
Gain on PPP loan forgiveness	—	2,032	(2,032)
Loss on term loan extinguishment	—	(425)	425
Gain on conversion of convertible notes	—	2,768	(2,768)
Other expense, net	(1,146)	(555)	(591)

Total other (expense) income:	(5,591)	115	(5,706)

Loss before income taxes:	(37,601)	(12,386)	(25,215)
Provision for income taxes:	(143)	—	(143)

Net loss and comprehensive loss	$(37,744)	$(12,386)	$(25,358)

Revenue, Cost of Revenue and Gross Profit

Revenue

Revenue for the year ended December 31, 2022 increased $26.0 million, or 68%, to $64.2 million from $38.2 million for the year ended December 31, 2021. The increase in revenue was primarily the result of an increase in sales volume of our gastric balloon system during the year ended December 31, 2022, partially offset by fluctuations in exchange rates of foreign currencies. We operate on a global basis, with all of our net sales generated outside the United States. Accordingly, fluctuations in foreign currency exchange rates can affect our results of operations.

Cost of Revenue

Cost of revenue for the year ended December 31, 2022 increased $4.4 million, or 49%, to $13.5 million from $9.1 million for the year ended December 31, 2021. The increase in cost of revenue was primarily the result of additional materials, labor and manufacturing overhead costs incurred to meet increased sales volume of our gastric balloon system during the year ended December 31, 2022.

Gross Profit

Gross profit for the year ended December 31, 2022 increased $21.5 million, or 74%, to $50.7 million from $29.2 million for the year ended December 31, 2021. The increase in gross profit was primarily the result of the 68% increase in revenue due to the increase in sales volume of our gastric balloon system and increased efficiency of our labor and manufacturing overhead costs, partially offset by fluctuations in exchanges rates of foreign currencies for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Operating Expenses

Research and Development Expenses

Research and development expenses for the year ended December 31, 2022 increased $11.2 million, or 196%, to $17.0 million from $5.7 million for the year ended December 31, 2021. The increase in research and development expenses was primarily the result of an increase of $5.2 million attributable to salaries and related benefit costs resulting from higher headcount to support various research and development functions, an increase of $2.6 million in costs related to the AUDACITY clinical trial and other research activities, an increase of $1.1 million in software development costs and an increase of $0.5 million due to higher material and supply costs for product development.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2022 increased $6.5 million, or 74%, to $15.4 million from $8.8 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily the result of an increase of $3.2 million attributable to costs for third-party professional services including accounting, audit, tax, consulting and legal services to support our public company readiness initiative, an increase of $1.9 million attributable to salaries and related benefit costs due to higher headcount, an increase of $0.7 million for bad debt expense and an increase of $0.2 million for insurance costs.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2022 increased $23.3 million, or 86%, to $50.4 million from $27.1 million for the year ended December 31, 2021. The increase in sales and marketing expenses was primarily the result of an increase of $10.3 million attributable to higher marketing and advertising spending, an increase of $3.7 million attributable to salaries and related expenses, an increase of $3.3 million attributable to increased cost of training our salesforce, distributors and health care providers, an increase of $2.9 million for shipping and logistics expenses, an increase of $2.0 million of costs related to changes in our distribution model and an increase of $1.0 million for consulting services.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2022, increased $0.8 million, or 21%, to $4.4 million from $3.7 million for the year ended December 31, 2021. The change in interest expense was primarily due to a $1.6 million increase in interest expense associated with our 2021 Term Loan and $0.1 million in increased interest expense associated with our outstanding convertible notes, offset by a $1.0 million decrease in the expense recognized related to the amortization of the Allurion Convertible Notes discount. Due to the conversion of the Allurion Convertible Notes during July 2021, no similar expense existed during 2022.

Change in Fair Value of Derivative Liability

The change in fair value of the derivative liability was due to mark to market fluctuations in the 2019 Term Loan success fee derivative liabilities.

Gain on PPP Loan Forgiveness

For the year ended December 31, 2021, we recorded a $2.0 million gain on PPP loan forgiveness due to the forgiveness of our PPP loans granted in February and July 2021. No gain on PPP loan forgiveness was recorded for the year ended December 31, 2022.

Loss on Term Loan Extinguishment

For the year ended December 31, 2021, loss on term loan consists of loss recognized upon extinguishment of our 2019 Term Loan in March 2021. No such loss was recorded for the year ended December 31, 2022.

Gain on Conversion of Convertible Notes

For the year ended December 31, 2021, we recorded a gain on conversion of the Allurion Convertible Notes in 2021, equal to the difference between the carrying value of the debt and the fair value of the preferred stock issued in repayment thereof. No such gain on version was recorded for the year ended December 31, 2022.

Other Expense, Net

Other expense, net increased by $0.6 million, or 106%, to $1.1 million from $0.6 million from the year ended December 31, 2021. The increase was due to an increase in warrant liability expense of $0.6 million during the year ended December 31, 2022.

Provision for Income Taxes

We recorded a provision for income taxes of $0.1 million for the year ended December 31, 2022 compared to zero for the year ended December 31, 2021 due to net income in certain foreign jurisdiction during the year ended December 31, 2022, as compared to a net loss in all jurisdictions during the year ended December 31, 2021.

Liquidity and Capital Resources

Since our inception, we have primarily obtained cash to fund our operations through the sale of Allurion Preferred Stock, issuance of term loans and issuance of convertible debt instruments. As of March 31, 2023, we had $9.9 million in cash and cash equivalents. We incurred a net loss of $17.8 million and $6.4 million for the three months ended March 31, 2023 and 2022, respectively. We incurred a net loss of $37.7 million and $12.4 million for the years ended December 31, 2022 and 2021, respectively. We incurred cash outflows from operating activities of $10.3 million and $9.1 million during the three months ended March 31, 2023 and 2022, respectively. We incurred cash outflows from operating activities of $47.0 million and $14.3 million during the years ended December 31, 2022 and 2021, respectively. As of March 31, 2023, we had an accumulated deficit of $150.0 million. We expect to continue to generate significant operating losses for the foreseeable future.

As noted in the subsection entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allurion—Recent Developments”, we are seeking to complete the Business Combination with Compute Health. In the event we do not complete the Business Combination, we expect to seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of our stockholders. Although management continues to pursue these plans subject to compliance with its obligations regarding seeking alternative transactions in the Business Combination Agreement, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Our future capital requirements will depend on many factors, including:

•	the emergence of competing innovative weight loss experiences and other adverse marketing developments;

•	the timing and extent of our sales and marketing and research and development expenditures; and

•	any investments or acquisitions we may choose to pursue in the future.

We will need additional funding to pursue our growth strategy and support continuing operations. Until such time as we can generate significant revenue to fund operations, we expect to use proceeds from the issuance of equity, debt financings, or other capital transactions. We may be unable to increase our revenue, raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates and other strategic initiatives. As of March 31, 2023 and December 31, 2022, we concluded that this circumstance raises substantial doubt about our ability to continue as a going concern.

We are subject to various covenants related to the 2021 Term Loan and given the substantial doubt about our ability to continue as a going concern, there is a risk that we may not meet our covenants in the future.

Financing Arrangements

2021 Term Loan

As of March 31, 2023, we have received $55.0 million proceeds from the 2021 Term Loan, with $55.0 million of principal currently outstanding which is the total capacity under the amended 2021 Term Loan. The 2021 Term Loan matures on December 30, 2026. The 2021 Term Loan is secured by financial and non-financial covenants. As of March 31, 2023, we were in compliance with all covenants under 2021 Term Loan. See Note 7, Debt, and Note 16, Subsequent Events, to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Convertible Notes

As of March 31, 2023, $16.7 million in Convertible Notes issued during 2021, 2022 and 2023, which mature between 2024 and 2026, remain outstanding and are included in convertible notes payable, net of discounts on our consolidated balance sheets. From April 1, 2023 until June 26, 2023, we issued an additional $5.7 million in Convertible Notes which mature in 2026, and repaid $0.5 million principal amount of the Convertible Notes sold to Hunter Ventures Limited. See Note 7, Debt, and Note 16, Subsequent Events, to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Material Cash Requirements for Known Contractual and Other Obligations

Leases

We have entered into various non-cancellable operating leases for our corporate office, manufacturing facilities, research and development labs, management office space and certain equipment. The leases have varying terms expiring between 2023 and 2028. See Note 14, Commitments and Contingencies, to our consolidated financial statements for additional details related to our noncancelable operating leases.

Term Loan and Financing Strategy

We have $55.0 million of outstanding debt under the 2021 Term Loan as of May 31, 2023. As noted in the subsection entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allurion—“Recent Developments”, in February 2023, we and New Allurion entered into the Bridging Agreement with Fortress to secure borrowings of up to $60.0 million pursuant to the Term Loan Facility to be entered into contemporaneously with the Closings, which will be used to refinance our indebtedness under the Runway 2021 Term Loan. There currently are no outstanding borrowings under the pending Term Loan Facility. As of May 31, 2023, $19.4 million of Allurion Convertible Notes were outstanding, $16.8 million of which were issued in February through May 2023 in the Incremental Financing ($500,000 principal amount of which has been repaid as of May 31, 2023). See the subsection entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Allurion— Liquidity and Capital Resources” for further information.

Research and Development Costs

We are continuing to invest in our U.S. FDA AUDACITY clinical trial and have entered into contractual obligations with each clinical trial site. Each contract shall continue until the completion of the trial at that site, which is approximately 48 weeks from the start of each contract. Our clinical trial costs are dependent on, among other things, the size, number, and length of our clinical trial. We also incur research and development costs related to the enhancement of our existing products.

Other Capital Requirements

We enter into agreements in the normal course of business with various vendors, which are generally cancellable upon notice. Payments due upon cancellation typically consist only of payments for services provided or expenses incurred, including non-cancellable obligations of service providers, up to the date of cancellation.

Cash Flows

The following table sets forth a summary of cash flows for the periods presented:

	Three Months Ended March 31,		Years Ended December 31,
(In thousands)	2023	2022	2022	2021
Net cash used in operating activities	$(10,318)	$(9,098)	$(46,981)	$(14,329)
Net cash used in investing activities	(277)	(318)	(1,550)	(912)
Net cash provided by financing activities	12,866	1,166	30,537	28,945

Net increase (decrease) in cash and cash equivalents, and restricted cash	$2,271	$(8,250)	$(17,994)	$13,704

Net Cash Used in Operating Activities

Three Months Ended March 31, 2023 and 2022

During the three months ended March 31, 2023, operating activities used $10.3 million of cash, resulting from a net loss of $17.8 million, partially offset by net cash provided by changes in our operating assets and liabilities of $3.9 million and non-cash charges of $3.6 million.

Non-cash charges consisted of $1.5 million of mark to market adjustments related to our warrant and derivative liabilities, a $1 million provision for uncollectible accounts, $0.5 million of depreciation and amortization expense, $0.4 million of stock-based compensation expense, and $0.3 million of non-cash interest expense primarily related to the accretion of debt discount associated with our outstanding debt arrangements.

Net cash provided by changes in our operating assets and liabilities consisted of a net $4.9 million increase in accounts payable, accrued expenses and other current liabilities, partially offset by a $0.4 million increase in inventory, and a $0.4 million increase in accounts receivable.

The net increase in accounts payable, accrued expenses and other current liabilities was primarily related to increased expenses as well as timing of payments. The increase in inventory was primarily related to an increase in finished goods and raw materials. The increase in accounts receivable was primarily related to growth in sales.

During the three months ended March 31, 2022, operating activities used $9.1 million of cash, resulting from a net loss of $6.4 million and net cash used by changes in our operating assets and liabilities of $3.3 million, offset by non-cash charges of $0.6 million.

Non-cash charges consisted of $0.4 million of depreciation and amortization expense, $0.2 million of non-cash interest expense primarily related to the accretion of debt discount associated with our outstanding debt arrangements, and $0.1 million of stock-based compensation expense.

Net cash used by changes in our operating assets and liabilities consisted of a $4.4 million increase in accounts receivable, a $0.7 million increase in prepaid expenses, other current assets and long-term assets, and a $0.4 million increase in inventory, partially offset by a net $2.4 million increase in accounts payable, accrued expenses and other current liabilities.

The increase in accounts receivable was primarily related to growth in sales. The increase in prepaid expenses and other current assets was primarily related to increases in prepaid inventory. The increase in inventory was primarily related to an increase in finished goods and raw materials. The net increase in accounts payable, accrued expenses and other current liabilities was primarily related to an increase in sales and marketing and general and administrative expenses.

Years Ended December 31, 2022 and 2021

During the year ended December 31, 2022, operating activities used $47.0 million of cash, resulting from a net loss of $37.7 million and net cash used by changes in our operating assets and liabilities of $13.8 million, offset by non-cash charges of $4.6 million.

Non-cash charges primarily consisted of $2.0 million of depreciation and amortization expense, $1.0 million of non-cash interest expense primarily related to the accretion of debt discount associated with our outstanding debt arrangements, a $0.8 million change in fair value of warrant liabilities, a $0.4 million of stock-based compensation expense and a $0.4 million provision for uncollectible accounts.

Net cash used by changes in our operating assets and liabilities consisted of a $22.8 million increase in accounts receivable, a $1.2 million increase in inventory, a $0.7 million decrease in operating lease liabilities and a $0.6 million increase in prepaid expenses, other current assets and long-term assets, partially offset by a net $11.5 million increase in accounts payable, accrued expenses and other current liabilities.

The increase in accounts receivable was primarily related to growth in sales. The increase in prepaid expenses and other current assets was primarily related to increases in prepaid inventory and additional software subscription costs. The increase in inventory was primarily related to an increase in finished goods and raw materials. The decrease in lease liabilities was primarily due to payment of rent for our leased property. The net increase in accounts payable, accrued expenses and other current liabilities was primarily related to an increase in sales and marketing and general and administrative expenses.

During the year ended December 31, 2021, operating activities used $14.3 million of cash, resulting from a net loss of $12.4 million, net cash used by changes in our operating assets and liabilities of $1.5 million and non-cash charges of $0.4 million.

Non-cash charges primarily consisted of $2.8 million of income related to the gain on the conversion of the 2018-2020 Convertible Notes and a $2.0 million gain on extinguishment of PPP Loans, partially offset by $2.4 million of non-cash interest expense primarily related to the accretion of debt discount associated with our outstanding debt arrangements, $0.7 million of depreciation and amortization expense, a $0.4 million loss on extinguishment of the 2019 Term Loan, $0.3 million of stock-based compensation expense and a $0.2 million provision for uncollectible accounts.

Net cash used by changes in our operating assets and liabilities consisted of a $1.4 million increase in prepaid expenses and other current assets, a $1.3 million increase in inventory, and a $0.9 million increase in accounts receivable, partially offset by a net $2.1 million increase in accounts payable, accrued expenses and other current liabilities.

The increase in prepaid expenses and other current assets was primarily related to increases in prepaid inventory and additional software subscription costs. The increase in inventory was primarily related to an increase in finished goods and raw materials. The increase in accounts receivable was primarily related to growth in sales. The net increase in accounts payable, accrued expenses and other current liabilities was primarily related to an increase in sales and marketing and general and administrative expenses.

Net Cash Used in Investing Activities

Three Months Ended March 31, 2023 and 2022

During the three months ended March 31, 2023, cash used in investing activities was $0.3 million, consisting of the purchases of property and equipment.

During the three months ended March 31, 2022, cash used in investing activities was $0.3 million, consisting of the purchases of property and equipment.

Years Ended December 31, 2022 and 2021

During the year ended December 31, 2022, cash used in investing activities was $1.6 million consisting of the purchases of property and equipment.

During the year ended December 31, 2021, cash used in investing activities was $0.9 million, consisting of the purchases of property and equipment.

Net Cash Provided by Financing Activities

Three Months Ended March 31, 2023 and 2022

During the three months ended March 31, 2023, cash provided by financing activities was $12.9 million, consisting of $13.6 million from the issuance of our 2023 Convertible Notes, net of issuance costs, partially offset by $0.8 million of deferred financing costs.

During the three months ended March 31, 2022, cash provided by financing activities was $1.1 million, consisting of $1.1 million from the issuance of our 2022 Convertible Notes, net of issuance costs and $0.1 million from the exercise of stock options.

Years Ended December 31, 2022 and 2021

During the year ended December 31, 2022, cash provided by financing activities was $30.5 million, consisting of $29.6 million from the issuance of our 2021 Term Loan, net of issuance costs, $1.1 million from the issuance our 2022 Convertible Notes, net of issuance costs and $0.1 million from the exercise of stock options, partially offset by $0.3 million payment of deferred financing costs.

During the year ended December 31, 2021, cash provided by financing activities was $28.9 million, consisting of $44.1 million from the issuance of our 2021 Term Loan, net of issuance costs, $9.9 million from the issuance of Series D convertible preferred stock, net of issuance costs, $2.8 million from the issuance our 2021 Convertible Notes, net of issuance costs, $1.0 million from the issuance of the 2021 Paycheck Protection loan, and $0.5 million from the exercise of stock options, partially offset by $29.4 million in net cash out flows from repayments of our 2019 Term Loan and our 2021 Term Loan.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606” or “ASC 606”). In accordance with ASC 606, we recognize revenue when control of our products is transferred to our customers in an amount that reflects the consideration we expect to receive in exchange for those products. Our revenue recognition process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue as performance obligations are satisfied.

Revenue is generated primarily from the sale of our gastric balloon system, which includes the Allurion Balloon and related accessories. Through the first quarter of 2023, we have provided customers purchasing the Allurion Balloon with an implied license for access to our Allurion VCS software. This implied software license was given to customers for no additional consideration and was not negotiated as part of the customer’s contracts. As such, it has been deemed an immaterial promise in the context of the contract, and we do not consider the license as a separate performance obligation. In the future, if and when Allurion VCS services are determined to be a performance obligation, we expect the associated consideration will be deferred and recognized over the license period.

We sell our products directly to customers through our direct sales personnel and indirectly through independent distributors. For distributor sales, we sell our products to our distributors, who subsequently resell the products to health care providers, among others. For direct sales, our products are sold directly to our customers, which are typically health care providers. Generally, customer contracts contain Free on Board (“FOB”) or Ex-Works shipping point terms. We recognize revenue when the customer obtains control of our product, which typically occurs upon shipment, in return for agreed-upon, fixed-price consideration.

Additionally, from time to time, we offer certain incentives to our customers, which are recorded as a reduction of revenue in the period the related product revenue is recognized. Any discounts we offer are outlined in our customer agreements. Payments to the customer for a distinct good or service that reasonably estimates the fair value of the distinct benefit received such as marketing programs and shipping and logistics services, are recorded as a marketing expense.

Our payment terms are consistent with prevailing practice in the respective markets in which we do business, which are not affected by contingent events that could impact the transaction price. Our contracts with customers do not provide general rights of return unless certain product quality standards are not met.

Determination of Fair Value of Preferred Stock, Common Stock and Warrants

The estimated fair value of our Allurion Shares has been determined by the Allurion Board, with input from management, considering our most recently available third-party valuations and the Allurion Board’s assessment of additional objective and subjective factors that it believed were relevant. These factors included, but were not limited to:

•	the prices at which we sold shares of Allurion Preferred Stock and the superior rights and preferences of the Allurion Preferred Stock relative to the Allurion Common Stock at the time of each grant;

•	our stage of development and business strategy;

•	external market conditions and trends affecting our industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, deSPAC transaction, or sale of our company in light of prevailing market conditions; and

•	the analysis of initial public offerings or other financing transactions and market performance of comparable companies in the industry.

We determined the fair value per share of the underlying Allurion Shares by taking into consideration results obtained from third-party valuations and additional factors that were deemed relevant. The fair value of the Allurion Shares is utilized in the determination of stock-based compensation expense, common stock warrant liability expense, preferred stock recorded at fair value and the convertible notes conversion price. The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of the Allurion Preferred Stock issued in 2021 and Allurion Convertible Notes converted in 2021 could be materially different. Significantly different assumptions or estimates could also impact the fair value of the Allurion Stock Options and stock-based compensation and fair value of the Allurion Warrants, but these have not been material to date.

Once a public trading market for New Allurion Common Stock has been established in connection with the Closings, it will no longer be necessary for the Allurion Board to estimate the fair value of the Allurion Shares in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of New Allurion Common Stock will be determined based on the quoted market price of New Allurion Common Stock.

Recent Accounting Pronouncements

See Note 2 “Summary of Significant of Accounting Policies” to our consolidated financial statements, for a description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows.

Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $9.9 million as of March 31, 2023. Cash equivalents were invested primarily in money market funds. Our investment policy is focused on the preservation of capital and supporting our liquidity needs. Under our investment policy, we invest in highly rated securities, issued by the U.S. government or liquid money market funds. We do not invest in financial instruments for trading or speculative purposes, nor do we use leveraged financial instruments. We utilize external investment managers who adhere to the guidelines of our investment policy. A hypothetical 10% change in interest rates would not have a material impact on the value of our cash, cash equivalents, net loss or cash flows.

We have exposure to interest rate risk from our variable rate debt. We do not hedge our exposure to changes in interest rates. As of March 31, 2023, we had $55 million in variable rate debt outstanding. A hypothetical 10% change in interest rates would have a material impact on annualized interest expense.

Foreign Currency Exchange Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with transactions denominated in currencies other than a location’s functional currency and the remeasurement of foreign currencies to our U.S. dollar reporting currency. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations. Transaction gains or losses are included in other income (expense), net in the consolidated statements of operations and comprehensive loss, as incurred.

We believe that a 10% increase or decrease in current exchange rates between the U.S. dollar and our foreign currencies could have a material impact on our business, financial condition or results of operations. Our primary exposures related to foreign currency denominated sales and expenses are in Europe and we also have exposure in the Middle East and the Asia-Pacific region, and are monitoring potential developing exposure in the Latin American, Canadian and African markets.

To date, we have not engaged in any foreign currency hedging activities. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in foreign currency exchange rates. During the three months ended March 31, 2023, the effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts would have had an impact of approximately 6% on revenues and 2% on expenses and would have impacted our net less by approximately 1%. During the three months ended March 31, 2022, the effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts would have had an impact of approximately 4% on revenues and 4% on expenses and would have impacted our net less by approximately 2%. During the year ended December 31, 2022, the effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated amounts would have had an impact of approximately 4% on revenues and 2% on expenses and would have impacted our net loss by approximately 1%. During the year ended December 31, 2021, the effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated amounts would have had an impact of approximately 5% on revenues and 4% on expenses and would have impacted our net loss favorably by approximately 2%.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2022 and 2021, we identified material weaknesses in our internal control over financial reporting that we are currently working to remediate, which relate to: (a) insufficient segregation of duties in the financial statement close process; (b) a lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities; and (c) insufficient information systems controls, including access and change management controls. We have concluded that these material weaknesses in our internal control over financial reporting occurred because we did not have the necessary business processes, personnel and related internal controls to operate in a manner to satisfy the accounting and financial reporting timeline requirements of a public company.

We are focused on designing and implementing effective internal controls measures to improve our evaluation of disclosure controls and procedures, including internal control over financial reporting, and remediating the material weaknesses. In order to remediate these material weaknesses, we have taken and plan to take the following actions:

•	the hiring and planned continued hiring of additional accounting staff with public company experience,

•	implemented a new enterprise resource planning system to replace the prior enterprise resource planning system,

•	implementation of additional review controls and processes requiring timely account reconciliation and analyses of certain transactions and accounts, and

•	hired a national accounting firm to assist in the design and implementation of controls and remediation of controls gaps.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2022 and 2021 nor any subsequent period in accordance with the provisions of the Sarbanes-Oxley Act. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of the Mergers.

DESCRIPTION OF SECURITIES

As a result of the Business Combination, Compute Health Stockholders who have or receive shares of Compute Health Class A Common Stock will become the stockholders of New Allurion. Your rights as New Allurion stockholders will be governed by Delaware law and the Proposed Charter and Proposed Bylaws, if approved. The following description of the material terms of the New Allurion s securities reflects the anticipated state of affairs upon completion of the Business Combination.

The following summary of the material terms of New Allurion securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter is attached as Annex B to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter and the Proposed Bylaws in their entirety for a complete description of the rights and preferences of the New Allurion securities following the Business Combination.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of 1.1 billion shares, consisting of 1 billion shares of common stock, $0.0001 par value per share, and 100 million shares of preferred stock, $0.0001 par value. As of the record date, there were              shares of Compute Health Class A Common Stock and              shares of Compute Health Class B Common Stock outstanding. In connection with the Business Combination and subject to the terms of the Compute Health Certificate of Incorporation, all shares of outstanding Compute Health Class B Common Stock will automatically be converted into shares of Compute Health Class A Common Stock. No shares of preferred stock are currently outstanding.

Common Stock

The Proposed Charter, which New Allurion will adopt if the Organizational Documents Proposal is approved, provides the following with respect to the rights, powers, preferences and privileges of the New Allurion Common Stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New Allurion Common Stock will possess all voting power for the election of New Allurion’s directors and all other matters requiring stockholder action. Holders of New Allurion Common Stock will be entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of New Allurion Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the New Allurion Board in its discretion out of funds legally available therefor. Compute Health has not historically paid any cash dividends on its Class A Common Stock or Class B Common Stock to date and New Allurion does not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends in the future will be dependent upon New Allurion’s revenues and earnings, if any, capital requirements and general financial conditions. In no event will any stock dividends or stock splits or combinations of stock be declared or made on New Allurion Common Stock unless the shares of New Allurion Common Stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of New Allurion’s voluntary or involuntary liquidation, dissolution or winding-up, the net assets of New Allurion will be distributed pro rata to the holders of New Allurion Common Stock, subject to the rights of the holders of the preferred stock, if any.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the New Allurion Common Stock.

Preferred Stock

The Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. The New Allurion Board will be authorized to fix designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series of preferred stock and any qualifications, limitations and restrictions thereof. The New Allurion Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the New Allurion Common Stock and could have anti-takeover effects. The ability of the New Allurion Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of New Allurion or the removal of existing management. Compute Health has no preferred stock currently outstanding.

Registration Rights

New Allurion, certain of the Allurion Stockholders, certain of the Compute Health Stockholders and certain other parties will enter into the Investor Rights Agreement, pursuant to which, among other things, such stockholders will be granted certain registration rights with respect to certain shares of securities held by them. A copy of the form of the Investor Rights Agreement is attached as Exhibit 10.4 hereto and incorporated herein by reference.

Anti-Takeover Provisions

Proposed Charter and Bylaws

Among other things, the Proposed Charter and Proposed Bylaws (as amended from time to time) will:

•

permit the New Allurion Board to issue up to 100 million shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the number of directors of New Allurion may be changed only by resolution of the New Allurion Board;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of at least 66 2/3% of all of the New Allurion’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, subject to the rights of any series of preferred stock, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of New Allurion’s stockholders may only be called by the New Allurion Board pursuant to a resolution adopted by a majority of the New Allurion Board, by the chairman of the New Allurion Board or by the chief executive officer of New Alluron;

•

provide that the New Allurion Board will be divided into three classes of directors, with the directors serving three-year terms (see the section entitled “Management Following the Business Combination”), therefore making it more difficult for stockholders to change the composition of the board of directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of New Allurion Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions will make it more difficult for the existing stockholders to replace the New Allurion Board as well as for another party to obtain control of New Allurion by replacing the New Allurion Board. Because the New Allurion Board will have the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock will make it possible for the New Allurion Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of New Allurion.

These provisions are intended to enhance the likelihood of continued stability in the composition of the New Allurion Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce New Allurion’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for New Allurion’s shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of New Allurion Common Stock.

Certain Anti-Takeover Provisions of Delaware Law

Compute Health is currently subject to the provisions of Section 203 of the DGCL and New Allurion will also be subject to these provisions. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of a corporation’s assets. However, the above provisions of Section 203 would not apply if:

•	the relevant board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the initial business combination is approved by the board of directors and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These provisions may have the effect of delaying, deferring, or preventing changes in control of New Allurion.

Exclusive Forum

The Proposed Charter will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (1) any derivative action, suit or proceeding brought on our behalf; (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholders or employees of ours or our stockholders; (3) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the DGCL, the Proposed Bylaws or the Proposed Charter (as either may be amended from time to time); or (4) any action, suit or proceeding asserting a claim against us or any current or former director, officer or stockholder governed by the internal affairs doctrine.

The Proposed Charter provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If any such foreign action is filed in a court other than the courts in the State of Delaware in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce such actions and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. The Proposed Charter will also provide that any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

This choice of forum provision has important consequences for our stockholders. These provisions may limit or increase the difficultly of a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors and officers, or may increase the associated costs for such stockholder to bring a claim, both of which may have the effect of discouraging lawsuits against New Allurion’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against New Allurion, a court could find the choice of forum provisions contained in the Proposed Bylaws to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision inapplicable or unenforceable in an action, New Allurion may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Transfer Agent and Warrant Agent

The Transfer Agent for the Compute Health Common Stock (and, after the consummation of the Business Combination, the New Allurion Common Stock) and the warrant agent for the Compute Health Warrants (and, after the consummation of the Business Combination, the New Allurion Public Warrants) is Continental Stock Transfer & Trust Company.

Listing of New Allurion Common Stock and New Allurion Warrants

The parties anticipate that, following the Business Combination, the New Allurion Common Stock and New Allurion Public Warrants will be listed on the NYSE under the symbols “ALUR” and “ALUR WS,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF SECURITIES

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of New Allurion Common Stock or restricted New Allurion Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of New Allurion’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) New Allurion is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of New Allurion Common Stock or restricted New Allurion Warrants for at least six months but who are affiliates of New Allurion at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of New Allurion Common Stock or New Allurion Warrants then outstanding, as applicable; or

•

the average weekly reported trading volume of New Allurion Common Stock or New Allurion Warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by New Allurion’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Allurion.

Registration Rights

Each of the Investor Rights Agreement, the PIPE Subscription Agreements, and the Warrant Agreement provide for certain registration rights. For additional information, see the subsections entitled “The Business Combination Agreement — Related Agreements — Investor Rights Agreement,” and “The Business Combination Agreement — Related Agreements — PIPE Subscription Agreements,” respectively.

COMPARISON OF CORPORATE GOVERNANCE AND STOCKHOLDERS’ RIGHTS

General

Compute Health is incorporated under the laws of the State of Delaware and the rights of Compute Health stockholders are governed by the laws of the State of Delaware, including the Compute Health Existing Organizational Documents. In connection with the Business Combination, Compute Health Stockholders will vote on the Proposed Charter, which (if approved) will become effective as of the Closing. Compute Health, subsequent to the Business Combination, is referred to as New Allurion. Following the Business Combination, the rights of New Allurion stockholders will continue to be governed by Delaware law but will no longer be governed by the Compute Health Certificate of Incorporation and instead will be governed by the Proposed Charter (if approved).

Comparison of Governance and Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Compute Health Stockholders under the Compute Health Existing Organizational Documents (left column) and under the Proposed Charter and the Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the governing documents described herein. The summary below is subject to, and qualified in its entirety by reference to, the full text of the Compute Health Existing Organizational Documents as well as the Proposed Charter a copy of which is attached to this proxy statement/prospectus as Annex B, and the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C, as well as the relevant provisions of the DGCL. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a Compute Health Stockholder before the Business Combination and being a New Allurion stockholder following the completion of the Business Combination.

For more information on the Organizational Documents Proposal and the Advisory Organizational Documents Proposals, see the sections entitled “Proposal No. 2 — The Organizational Documents Proposal” and “Proposal No. 3 — The Advisory Organizational Documents Proposals.”

Compute Health	New Allurion
Name Change
The Compute Health Certificate of Incorporation provides that the name of the company is Compute Health Acquisition Corp.	Compute Health will merge with and into New Allurion, with New Allurion surviving with the corporate name Allurion Technologies, Inc.

Purpose
The Compute Health Certificate of Incorporation provides that the purpose of Compute Health shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon Compute Health by law and those incidental thereto, Compute Health shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of Compute Health, including, but not limited to, a business combination (as defined in the Compute Health Certificate of Incorporation).	The purpose of the corporation will be to engage in any lawful act or activity for which corporations may be organized in Delaware.

Compute Health	New Allurion
Authorized Capital Stock
The Compute Health Certificate of Incorporation authorizes the issuance of up to 300,000,000 shares of Compute Health Class A Common Stock, 30,000,000 shares of Compute Health Class B Common Stock and 3,000,000 shares of Compute Health preferred stock, par value $0.0001 per share.

The total number of shares of all classes of capital stock which New Allurion is authorized to issue will be 1.1 billion shares each with a par value of $0.0001 per share.

New Allurion Common Stock. The authorized common stock of New Allurion will consist of 1 billion shares of common stock.

New Allurion Preferred Stock. The authorized preferred stock of New Allurion will consist of 100 million shares of preferred stock.

Rights of Preferred Stock
The Compute Health Certificate of Incorporation provides that preferred stock of Compute Health may be issued from time to time in one or more series. The Compute Health Board is expressly authorized to provide for the issuance of shares of Compute Health preferred stock in one or more series and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional and other special rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Compute Health Board providing for the issuance of such series and included in a certificate of designation filed pursuant to the DGCL, and the Compute Health Board is expressly vested with the authority to the fullest extent provided by law to adopt any such resolution or resolutions.

The Proposed Charter would permit the New Allurion Board to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. The rights of each series of preferred stock shall be stated in the resolution or resolutions adopted by the New Allurion Board providing for the issuance of such series of preferred stock and included in a certificate of designations filed pursuant to the DGCL.

Conversion

The Compute Health Certificate of Incorporation provides that each share of Compute Health Class B Common Stock shall be convertible into a share of Compute Health Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) (i) at any time and from time to time at the option of the holder thereof and (ii) automatically on the closing of the initial business combination.

Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Corporation’s initial public offering of securities (the “Offering”) and related to the closing of the initial business combination, all issued and outstanding shares of Compute Health Class B Common Stock shall automatically convert into

Any right of conversion of New Allurion Preferred Stock, as it may be issued from time to time, into any other series of preferred stock or common stock, shall be fixed by the New Allurion Board as part of the preferred stock’s terms.

Compute Health	New Allurion

shares of Compute Health Class A Common Stock at the time of the closing of the initial business combination pursuant to the Compute Health Certificate of Incorporation.

Notwithstanding anything to the contrary contained in the Compute Health Certificate of Incorporation, (i) the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Compute Health Class A Common Stock or equity-linked securities by the written consent or agreement of holders of a majority of the shares of Compute Health Class B Common Stock then-outstanding consenting or agreeing separately as a single class and (ii) in no event shall the Compute Health Class B Common Stock convert into Compute Health Class A Common Stock at a ratio that is less than one-for-one.

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Compute Health Class A Common Stock into a greater or lesser number of shares occurring after the original filing of the Current Charter without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Compute Health Class B Common Stock.

Each share of Compute Health Class B Common Stock shall convert into its pro rata number of shares of Compute Health Class A Common Stock pursuant to the Compute Health Certificate of Incorporation. The pro rata share for each holder of Compute Health Class B Common Stock will be determined in accordance with the provisions of the Compute Health Certificate of Incorporation.

Number and Qualification of Directors
The Compute Health Board shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed at one member and thereafter from time to time by the Compute Health Board. If the Compute Health Board consists of three or more directors, the Compute Health Board will be divided into three classes with only one class of directors being elected in each year and each class	Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitute the New Allurion Board shall be determined from time to time by resolution of the majority of the board.

Compute Health	New Allurion
(except for those directors appointed prior to the first annual meeting of stockholders) serving a three-year term. In such a case, (i) the term of office of the first class of directors will expire at the first annual meeting of stockholders (ii) the term of office of the second class of directors will expire at the second annual meeting of stockholders and (iii) the term of office of the third class of directors will expire at the third annual meeting of stockholders.

Structure of Board; Election of Directors

The Compute Health Certificate of Incorporation provides that the Compute Health Board is divided into three classes with staggered terms of office.

If the number of directors is changed, any increase or decrease shall be apportioned by the Compute Health Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director.

Subject to the rights of the holders of one or more series of Compute Health preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Compute Health preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

Delaware law permits a corporation to classify its board of directors into as many as three classes with staggered terms of office. Under the Proposed Charter, the New Allurion Board will be classified into three classes of directors with staggered terms of office.

If the number of directors changes, the New Allurion Board will determine the class or classes to which the increased or decreased number of directors shall be apportioned. A decrease in the number of directors will not shorten the term of any incumbent. If one or more series of preferred stock are granted the right to elect one or more directors, those directors shall be excluded from the allocation of directors into three classes unless otherwise expressly provided in the applicable certificate of designations.

Subject to the rights of the holders of one or more series of preferred stock to elect directors, the election of directors shall be determined by a plurality of the votes cast.

Removal of Directors
The Compute Health Certificate of Incorporation provides that any director may be removed from office (i) if prior to the consummation of an initial business combination, by a vote of the holders of the Compute Health Class B Common Stock only and (ii) if following the consummation of an initial business combination, by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of Compute Health then entitled to vote generally in the election of directors, voting together as a single class.	Directors may be removed at any time, but only for cause and only by the affirmative vote of the holders of not less than two thirds of the outstanding shares of capital stock of New Allurion entitled to vote in the election of directors, voting together as a single class.

Voting
The Compute Health Certificate of Incorporation provide that the Compute Health stockholders are entitled to one vote for each share of Compute Health Common Stock of which he or she is the holder for each	Except as otherwise required by statute, the Proposed Charter or any certificate of designations that may be adopted, the common stock will possess all power of

Compute Health	New Allurion
matter properly submitted to the stockholders entitled to vote thereon; provided that under the Compute Health Certificate of Incorporation, only the holders of Compute Health Class B Common Stock are entitled to vote on the election of directors.

voting, and each share of common stock shall entitle the holder to one vote.

Subject to the rights of the holders of preferred stock to elect directors pursuant to the terms of one or more series of preferred stock, as it may be issued from time to time, at all meetings at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes, unless the matter is one upon which, by applicable law, the Proposed Charter, the Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control.

New Allurion Common Stock shall not have the right to vote on any amendment to the Proposed Charter affecting the rights of any class of preferred stock that may be issued, or common stock, if the Proposed Charter, including any certificate of designations which may be subsequently adopted, grants exclusive rights to vote on the amendment to one or more specified series of preferred stock or common stock.

Supermajority Voting Provisions
Amendments or repeals of Article VIII of the Bylaws of Compute Health shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of Compute Health.

Removal of any director during their term may only be for cause and must be pursuant to the affirmative vote of the holders of not less than two thirds of the outstanding shares of capital stock of New Allurion entitled to vote in the election of directors and each class entitled to vote thereof as a class.

Cumulative Voting
The Compute Health Certificate of Incorporation provides that holders of shares of Compute Health shares of Common Stock shall not have cumulative voting rights.	Delaware law provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation; however, the Proposed Charter does not provide for cumulative voting.

Vacancies on the Board of Directors
Under the Compute Health Certificate of Incorporation, only the holders of Compute Health Class B Common Stock are entitled to vote on the election of directors.	Vacancies may be filled exclusively by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders). Any director so chosen shall hold office for the remainder of the full term of the class of directors in which a new directorship was created or a vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier resignation, death or removal.

Compute Health	New Allurion
Special Meeting of the Board of Directors
The Bylaws of Compute Health provides that special meetings of the Compute Health Board (i) may be called by the Chairman of the Compute Health Board or President and (ii) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole	The Proposed Bylaws provide that special meetings of the New Allurion Board may be called orally or in writing by or at the request of the New Allurion Board, the Chairperson of the New Allurion Board if one is elected, or the President. Notice of the special meeting must be provided to directors in director, as the case may be, and shall be held at such time, date and place as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request.

Notice of each special meeting of the Compute Health Board shall be given, as provided in Bylaws of Compute Health’s, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Compute Health Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Compute Health Certificate of Incorporation, or the Bylaws of Compute Health, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with the Bylaws of Compute Health.

advance unless waived. Unless otherwise specified in the Proposed Charter or Proposed Bylaws or by statute, the New Allurion Board may undertake any business permitted at a regular meeting at a special meeting and the meeting notice need not disclose the purpose of the meeting.

Amendment to Certificate of Incorporation
Prior to a business combination (as defined in the Compute Health Certificate of Incorporation), the Compute Health Certificate of Incorporation provides that any amendment to the business combination provisions of the Compute Health Certificate of Incorporation will require the approval of the holders of at least 65% of all outstanding shares of Compute Health Common Stock.

The Proposed Charter may be amended as permitted under Delaware law.

In addition to any affirmative vote of the holders of any particular class or series of the capital stock of New Allurion required by law or the Proposed Charter, including any certificate of designation, the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or appeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly

Compute Health	New Allurion
constituted meeting of stockholders called expressly for such purpose to amend or repeal the Proposed Charter.

Provisions Specific to a Blank Check Company
The Compute Health Certificate of Incorporation prohibits Compute Health from entering into an initial business combination (as defined in the Compute Health Certificate of Incorporation) with solely another blank check company or similar company with nominal operations.	Not applicable.

Amendment of Bylaws
The Compute Health Certificate of Incorporation provides that any amendment to the Bylaws of Compute Health requires the affirmative vote of either a majority of the Compute Health Board or a majority of the voting power of all outstanding shares of Compute Health’s capital stock entitled to vote generally in the election of directors, voting together as a single class; provided that no bylaws adopted by Compute Health Stockholders shall invalidate any prior act of the Compute Health Board that would have been valid if such bylaws had not been adopted.	The New Allurion Board would be expressly authorized to adopt, amend, alter or repeal the Bylaws on affirmative vote of the majority of directors. In addition, the Bylaws could be amended or repealed by New Allurion stockholders by the affirmative vote of the holders of at least 66 2/3% of the then outstanding shares of capital stock of New Allurion entitled to vote on such amendment or repeal, voting together as a class; unless the New Allurion Board recommends that New Allurion stockholders approve such amendment or repeal at such meeting of New Allurion stockholders, in which case such amendment or repeal shall only require the affirmative vote of the majority of outstanding shares of capital stock of New Allurion entitled to vote on such amendment or repeal, voting together as a single class.

Quorum

Board of Directors. A majority of the Compute Health Board shall constitute a quorum for the transaction of business at any meeting of the Compute Health Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Compute Health Board, except as may be otherwise specifically provided by applicable law, the Compute Health Certificate of Incorporation or the Bylaws of Compute Health. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Stockholders. Except as otherwise provided by applicable law, the Compute Health Certificate of Incorporation or the Bylaws of Compute Health, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding Compute Health capital stock representing a majority of the voting power of all outstanding shares of Compute

Board of Directors. A majority of the total number of duly elected directors then in office shall constitute a quorum, except as may be otherwise specifically provided by law, the Proposed Bylaws or the Proposed Charter. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business that might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of determining a quorum, the total number of directors includes any unfilled vacancies on the New Allurion Board.

Stockholders. The holders of a majority of the shares of capital stock of New Allurion issued and outstanding and entitled to vote present in person or represented by proxy shall constitute a quorum at all meetings of the stockholders for the transaction of

Compute Health	New Allurion

Health capital stock entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

If a quorum shall not be present or represented by proxy at any meeting of Compute Health Stockholders, the chairman of the meeting may adjourn the meeting from time to time, pursuant to Section 2.6 of the Bylaws of Compute Health, until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of Compute Health Common Stock belonging to Compute Health or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by Compute Health, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of Compute Health or any such other corporation to vote shares held by it in a fiduciary capacity.

business except as otherwise provided by statute or by the Proposed Charter. If a matter may only be voted on by one or more specified series of common stock or preferred stock, then a majority of the shares of stock issued and outstanding and entitled to vote on that matter shall constitute a quorum.

If a quorum is not present, then the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer shall have power to adjourn the meeting until a quorum shall attend. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Stockholder Action by Written Consent
No action shall be taken by Compute Health Stockholders by written consent other than with respect to Compute Health Class B Common Stock.	Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Allurion must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

Special Stockholder Meetings
Subject to the rights of the holders of any outstanding series of the Compute Health preferred stock and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Compute Health Board, chief executive officer, or the Compute Health Board pursuant to a resolution adopted by a majority of the Compute Health Board. Special meetings of stockholders shall be held at such place and time and on such date as shall be determined by the Compute Health Board and stated in Compute Health’s notice of the meeting, provided that the Compute Health Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a) of the Bylaws of Compute Health.	Subject to the rights of any outstanding series of preferred stock and the requirements of law, special meetings of stockholders may be called only by the New Allurion Board pursuant to a resolution adopted by a majority of the board, by the chairman of the New Allurion Board or by the chief executive officer of New Alluron. Special meetings may not be called by stockholders or any other person except as specified above. The business transacted at special stockholder meetings shall be limited to the purpose(s) for which the meeting was called, as indicated in the written notice of special meeting sent to stockholders.

Compute Health	New Allurion
Notice of Stockholder Meetings
Notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, shall be given in the manner permitted by Section 9.3 of the Bylaws of Compute Health to each stockholder entitled to vote thereat by Compute Health not less than 10 nor more than 60 days before the date of the meeting. If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in Compute Health’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any special meeting of stockholders as to which notice has been given may be cancelled, by the Compute Health Board upon public announcement (as defined in Section 2.7(c) of the Bylaws of Compute Health) given before the date previously scheduled for such meeting.	Except as may otherwise be provided in the Proposed Bylaws or permitted by statute, all notices of meetings with New Allurion stockholders shall be in writing and shall be sent or otherwise given in accordance with the Proposed Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of meetings also may be given to stockholders by means of electronic transmission in accordance with statute.

Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the Compute Health Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in Compute Health’s notice of such special meeting, may be made (i) by or at the direction of the Compute Health Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in an election of directors on the date of the giving of the notice provided for in Section 3.3 the Bylaws of Compute Health and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in Section 3.3 of the Bylaws of Compute Health.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to Compute Health’s Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at Compute Health’s principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is

Nominations of persons for election to the New Allurion Board may be made at an annual meeting or at a special meeting of stockholders at which directors are to be elected pursuant to New Allurion’s notice of meeting only by giving notice to the Secretary. Notice will be required to be received by the Secretary at the principal executive offices of New Allurion (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the one-year anniversary of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is first convened more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting were held in the preceding year, notice by the stockholder to be timely must be so received not later than the close of business on the later of the 90th day prior to the scheduled date of such annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting was first made by New Allurion. The stockholder’s notice to the Secretary must be in proper form, including all information to be required by the Proposed Bylaws and comply with all applicable requirements of the Exchange Act.

Compute Health	New Allurion

called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by Compute Health; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by Compute Health. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in Section 3.3 of the Bylaws of Compute Health.

Notwithstanding the above, in the event that the number of directors to be elected to the Compute Health Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by Compute Health naming all of the nominees for the additional directors to be elected or specifying the size of the increased Compute Health Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by Section 3.3 of the Bylaws of Compute Health shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of Compute Health not later than the close of business on the 10th day following the date on which such public announcement was first made by Compute Health.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
The Compute Health Certificate of Incorporation provides that no action shall be taken by Stockholders except at a duly called annual or special meeting of stockholders, and no action shall be taken by Compute Health Stockholders by written consent other than with respect to Compute Health Class B Common Stock.	In order for a stockholder to bring a matter before the annual meeting, the stockholder will be required to give timely notice to the Secretary of New Allurion, as described in the Proposed Bylaws. The notice requirements will also be deemed satisfied if the stockholder complies with the requirements of Rule 14a-8 (or any successor thereof) of the Exchange Act.

Compute Health	New Allurion
Limitation of Liability of Directors and Officers
Unless a director violated his or her duty of loyalty to Compute Health or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director, a director of Compute Health shall not be personally liable to Compute Health or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of Compute Health hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.	To the fullest extent permitted by the DGCL, a director of New Allurion shall not be personally liable to New Allurion or its stockholders for monetary damages for breach of fiduciary duty as a director, except for breaches of their duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends, unlawful stock purchases or redemptions, or any transaction from which a director derived an improper personal benefit.

Indemnification of Directors, Officers, Employees and Agents
To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, Compute Health shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that he or she is or was a director or officer of Compute Health or, while a director or officer of Compute Health, is or was serving at the request of Compute Health as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, Employment Retirement Income Security Act of 1974 excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such Proceeding; provided, however, that, except as provided in Section 8.3 of the Bylaws of Compute Health with respect to Proceedings to enforce rights to indemnification, Compute Health shall indemnify an Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such	New Allurion will be required to indemnify against all expenses to the fullest extent permitted by law any director or officer made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is serving or was serving as a director, officer or employee of New Allurion, or serves or served at any other enterprise as a director or officer at the request of New Allurion.

Compute Health	New Allurion
Proceeding (or part thereof) was authorized by the Compute Health Board.

Corporate Opportunity Provision
The Compute Health Certificate of Incorporation limits the application of the doctrine of corporate opportunity under certain circumstances.	The doctrine of corporate opportunity, as applied under Delaware law, would apply without modification to directors and officers of New Allurion under the Proposed Charter.

Dividends, Distributions and Stock Repurchases
Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Compute Health preferred stock and the provisions of Article IX of the Compute Health Certificate of Incorporation, the holders of the shares of Compute Health common stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of Compute Health) when, as and if declared thereon by the Compute Health Board from time to time out of any assets or funds of Compute Health legally available therefor, and shall share equally on a per share basis in such dividends and distributions.	The Proposed Charter provides that, subject to applicable law, and the rights, if any, of the holders of any outstanding series of New Allurion preferred stock that may be issued, holders of shares of common stock are entitled to receive such dividends when and as declared by the New Allurion Board or any authorized committee thereof out of any assets or funds legally available therefor.

Liquidation
The Compute Health Certificate of Incorporation (as amended) provides that if Compute Health does not consummate an initial business combination within 30 months from the closing of the IPO, Compute Health will cease all operations except for the purposes of winding up and will redeem the shares of Compute Health Class A Common Stock and liquidate the Trust Account.	In the event of a voluntary or involuntary liquidation, dissolution or winding-up of New Allurion, after payment of the debts and liabilities of New Allurion and subject to the provisions of statute and the Proposed Charter and any rights of the holders of any New Allurion preferred stock that may be issued, the holders of shares of common stock would be entitled to a distribution of all remaining net assets of New Allurion ratably on the basis of the common stock they hold.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of Compute Health Class A Common Stock and Compute Health Class B Common Stock prior to the consummation of the Business Combination and (ii) the expected beneficial ownership of New Allurion Common Stock immediately following the consummation of the Business Combination, assuming that no shares of Compute Health Class A Common Stock are redeemed and, alternatively, the maximum redemption scenario (which assumes that 8,523,194 shares of Compute Health Class A Common Stock are redeemed), in each case, by:

•

each person who is (a) known as the beneficial owner of more than 5% of the issued and outstanding shares of Compute Health Common Stock or (b) is expected to be the beneficial owner of more than 5% of the issued and outstanding shares of New Allurion Common Stock post-Business Combination;

•	each of Compute Health’s current executive officers and directors;

•	each person who will become an executive officer or director of New Allurion following the consummation of the Business Combination; and

•

all executive officers and directors of Compute Health as a group prior to the consummation of the Business Combination and all executive officers and directors of New Allurion as a group following the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, restricted stock units and warrants that are currently exercisable or releaseable or exercisable or releasable within 60 days.

The beneficial ownership of shares of Compute Health Common Stock prior to the consummation of the Business Combination listed in the table below is based on 30,755,694 shares of common stock of Compute Health Common Stock outstanding as of June 15, 2023, including (i) 9,223,194 shares of Compute Health Class A Common Stock and (ii) 21,532,500 shares of Compute Health Class B Common Stock. Voting power represents the combined voting power of Compute Health Common Stock owned beneficially by such person. Except as otherwise described in this proxy statement/prospectus, on all matters to be voted upon, the holders of the shares of Compute Health Common Stock vote together as a single class. The table below does not include any Compute Health Common Stock underlying outstanding Compute Health Warrants because such securities are not exercisable within 60 days of June 15, 2023.

The expected beneficial ownership of shares of New Allurion Common Stock following the consummation of the Business Combination presented in the table below under “Assuming No Redemption” is based upon the following assumptions: (i) that no Public Stockholders exercise their Redemption Rights (no redemptions scenario); (ii) that none of the investors set forth in the table below has purchased or purchases shares of Compute Health Common Stock (prior to the consummation of the Business Combination) or New Allurion Common Stock (following consummation of the Business Combination); (iii) the HVL Bridge Note has an outstanding principal of $6.5 million prior to the Closings; (iv) the aggregate Backstop Purchase Amount is zero; (v) no Backstop Shares are issued; (vi) Net Closing Cash is greater than $100 million; and (vii) the additional assumptions set forth in the section entitled, “Unaudited Pro Forma Condensed Combined Financial Information.”.

The expected beneficial ownership of shares of New Allurion Common Stock following the consummation of the Business Combination presented in the table below under “Assuming Maximum Redemptions” is based upon the following assumptions: (i) that the maximum number of shares of Compute Health Class A Common Stock have been redeemed by the Public Stockholders (maximum redemptions scenario); (ii) that none of the investors set forth in the table below has purchased or purchases shares of Compute Health Common Stock (prior to the consummation of the Business Combination) or New Allurion Common Stock (following consummation of the Business Combination); (iii) that Medtronic elects not to redeem 700,000 shares of Compute Health Class A Common Stock held by it pursuant to the Non-Redemption Agreement; (iv) the HVL Bridge Note has an outstanding principal of $6.5 million prior to the Closings; (v) the aggregate Backstop Purchase Amount is zero; (vi) no

Backstop Shares are issued; (vii) Net Closing Cash is $70 million; and (viii) the additional assumptions set forth in the section entitled, “Unaudited Pro Forma Condensed Combined Financial Information.”

Based on the foregoing assumptions, we estimate that there would be 54,474,920 shares of New Allurion Common Stock issued and outstanding as of immediately following consummation of the Business Combination under the “Assuming No Redemption” scenario and 42,586,402 shares of New Allurion Common Stock issued and outstanding as of immediately following consummation of the Business Combination under the “Assuming Maximum Redemptions” scenario.

The expected beneficial ownership of shares of New Allurion Common Stock also excludes (i) shares and awards issuable under the 2023 Equity Incentive Plan and (ii) Contingency Shares.

Unless otherwise indicated, Compute Health and New Allurion believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them. Unless otherwise noted, the business address of each of those listed in the table below prior to the consummation of the Business Combination is c/o Compute Health Acquisition Corp, 1100 North Market Street, 4th Floor, Wilmington, DE 19890 and following the consummation of the Business Combination is c/o Allurion Technologies, Inc., 11 Huron Drive, Natick, MA 01760.

						After the Business Combination
	Prior to the Business Combination					Assuming No Redemptions		Assuming Maximum Redemptions
Name and Address of Beneficial Owner	Number of Shares of Compute Health Class A Common Stock	% of Shares of Compute Health Class A Common Stock	Number of Shares of Compute Health Class B Common Stock	% of Shares of Compute Health Class B Common Stock	% of Voting Power	Number of Shares of New Allurion Common Stock	% of Shares of New Allurion Common Stock	Number of Shares of New Allurion Common Stock	% of Shares of New Allurion Common Stock
Directors and Executive Officers of Compute Health
Jean Nehmé(1)	—	—	21,442,500	99.6%	69.7%	2,909,098	5.3%	2,893,625	6.8%
Joshua Fink(1)	—	—	21,442,500	99.6%	69.7%	2,909,098	5.3%	2,893,625	6.8%
Omar Ishrak(1)(2)	—	—	21,442,500	99.6%	69.7%	3,619,326	6.6%	3,603,853	8.5%
Hani Barhoush(3)	—	—	30,000	*	*	30,000	*	30,000	*
Michael Harsh(3)	10,000	*	30,000	*	*	44,205	*	44,205	*
Gwendolyn A. Watanabe(3)	—	—	30,000	*	*	30,000	*	30,000	*
All Directors and Executive Officers of Compute Health as a Group (Six Persons)	10,000	*				3,723,531	6.8%	3,708,058	8.7%
Five Percent Holders of Compute Health:
Compute Health Sponsor LLC(1)	—	—	21,442,500	99.6%	69.7%	2,909,098	5.3%	2,893,625	6.8%
Jean Nehmé(1)	—	—	21,442,500	99.6%	69.7%	2,909,098	5.3%	2,893,625	6.8%
Joshua Fink(1)	—	—	21,442,500	99.6%	69.7%	2,909,098	5.3%	2,893,625	6.8%
Omar Ishrak(1)(2)	—	—	21,442,500	99.6%	69.7%	3,619,326	6.6%	3,603,853	8.5%
Directors and Officers of New Allurion
Shantanu Gaur(4)	—	—	—	—	—	2,445,634	4.4%	2,348,616	5.4%
Krishna Gupta(5)	—	—	—	—	—	5,898,192	10.6%	5,664,211	13.0%
Omar Ishrak(1)(2)	—	—	21,442,500	99.6%	69.7%	3,619,326	6.6%	3,608,853	8.46%
Chris Geberth(6)	—	—	—	—	—	455,650	*	437,575	*
Benoit Chardon(7)	—	—	—	—	—	160,937	*	154,552	*
Larson Doug Hudson	—	—	—	—	—	—	—	—	—
Nick Lewin(8)	—	—	—	—	—	35,511	*	35,511	*
Michael Davin(9)	—	—	—	—	—	194,364	*	186,653	*
All Directors and Executive Officers of New Allurion Following the Business Combination as a Group (Eight Persons)	—	—	21,442,500	99.6%	69.7%	12,809,614	22.5%	12,430,971	27.6%
Five Percent Holders of New Allurion Following the Business Combination
Romulus Growth Allurion L.P.(10)	—	—	—	—	—	4,396,078	8.1%	4,764,894	11.2%
Omar Ishrak(1)(2)						3,619,326	6.6%	3,603,853	8.5%
Compute Health Sponsor LLC(1)						2,909,098	5.3%	2,893,625	6.8%
Jean Nehmé(1)						2,909,098	5.3%	2,893,625	6.8%
Joshua Fink(1)						2,909,098	5.3%	2,893,625	6.8%
Shantanu Gaur(4)						2,445,634	4%	2,348,616	5.4%
RTW(11)						2,425,686	4.5%	3,173,901	7.5%
Amarat Investments Limited(12)	—	—	—	—	—	2,519,914	4.6%	2,419,949	5.7%

*	Less than one percent.
1)

Includes (i) 21,442,500 outstanding shares of Compute Health Class B Common Stock held by the Sponsor which will be exchanged and converted into 2,088,327 shares of Compute Health Class A Common Stock pursuant to the Sponsor Recapitalization less any shares contributed pursuant to the Sponsor Contribution, and thereafter exchanged for shares of New Allurion Common Stock at the CPUH Merger Effective Time based on the CPUH Exchange Ratio and (ii) 86,007 shares of New Allurion Common Stock to be issued to Sponsor pursuant to the Sponsor Loan Conversion based on the outstanding Sponsor Loans as of March 31, 2023, held directly by the Sponsor. The Sponsor is managed by each of, Drs. Nehmé and Ishrak and

Mr. Fink. As a result of the foregoing, each of Drs. Nehmé and Ishrak and Mr. Fink may be deemed to beneficially own shares held by the Sponsor.
2)	Includes 710,228 shares of New Allurion Common Stock to be purchased in the PIPE Investment.
3)

As set forth in the Sponsor Support Agreement, each of Hani Barhoush, Michael Harsh and Gwendolyn A. Watanabe have agreed that immediately prior to the consummation of the CPUH Merger, each shall contribute, transfer, assign, convey and deliver to their title and interest in his or her 30,000 shares of Compute Health Class B Common Stock in exchange for 21,120 shares of Compute Health Class A Common Stock, which shall thereafter be exchanged for shares of New Allurion Common Stock at the CPUH Merger Effective Time based on the CPUH Exchange Ratio.

4)

Consists of (i) 1,106,670 Allurion Shares held by The Shantanu K. Gaur Revocable Trust Of 2021, of which Shantanu K. Gaur and Neha Gaur serve as trustees, (ii) 560,000 Allurion Shares held by The Gaur Family Irrevocable Trust Of 2021, of which Steven M. Burke, Esq. and Neha Gaur serve as trustees and which Ms. Gaur has voting and dispositive control, and (iii) 695,054 Allurion Shares issuable upon exercise of option within 60 days of June 15, 2023.

5)

Consists of (i) 3,194,528 Allurion Shares held by Romulus Growth Allurion L.P., (ii) 74,595 Allurion Shares held directly and 75,000 Allurion Shares issuable upon exercise of a warrant held by Romulus Capital I, L.P., (iii) 901,126 Allurion Shares held by Romulus Allurion Special Opportunity L.P., (iv) 546,240 Allurion Shares held by Samin Capital LLC, and (v) 904,336 Allurion Shares issuable upon vesting of restricted stock units held by Krishna Gupta within 60 days of June 15, 2023. Krishna Gupta is the general partner of Romulus Allurion Special Opportunity L.P., Romulus Growth Allurion L.P., and Romulus Capital I, L.P., and the manager of Samin Capital LLC.

6)	Consists of 257,223 Allurion Shares issuable upon exercise of options within 60 days of June 15, 2023.
7)	Consists of 155,415 Allurion Shares issuable upon exercise of options within 60 days of June 15, 2023.
8)	Includes 35,511 shares of New Allurion Common Stock to be purchased in the PIPE Investment.
9)

Consists of (i) 34,883 Allurion Shares, (ii) 152,812 Allurion Shares issuable upon exercise of options within 60 days of June 15, 2023, and (iii) 30,824 shares of New Allurion Common Stock to be purchased in the PIPE Investment.

10)

Consists of (i) 3,194,528 Allurion Shares held by Romulus Growth Allurion L.P., (ii) 74,595 Allurion Shares held directly by Romulus Capital I, L.P. and 75,000 Allurion Shares issuable upon exercise of a warrant held by Romulus Capital I, L.P., and (iii) 901,126 Allurion Shares held by Romulus Allurion Special Opportunity L.P.. Krishna Gupta is the general partner of Romulus Allurion Special Opportunity L.P., Romulus Growth Allurion L.P., and Romulus Capital I, L.P. The address of each of the entities is 151 Tremont Street Suite 6F Boston, MA 02111.

11)

Consists of (i) 2,130,681 shares of New Allurion Common Stock to be purchased by RTW in the PIPE Investment, (ii) the Additional RTW Shares and (iii) Allurion Shares issuable to RTW upon conversion of outstanding Allurion Convertible Notes. The address of RTW is 40 10th Avenue, Floor 7, New York, NY 10014.

12)	Consists of 2,433,456 Allurion Shares held by Amarat Investments Limited. The address of Amarat Investments Limited is 44 Esplande, St. Helier, Jersey, JE49WG.

EXECUTIVE AND DIRECTOR COMPENSATION

Compute Health Executive Officer and Director Compensation

The following disclosure concerns the compensation of Compute Health’s executive officers and directors for the fiscal year ended December 31, 2022 (i.e., pre-business combination).

None of Compute Health’s executive officers or directors have received any cash compensation for services rendered to Compute Health. Since the consummation of Compute Health’s IPO and until the earlier of the consummation of the initial business combination and Compute Health’s liquidation, Compute Health will reimburse the Sponsor for administrative and support services provided to Compute Health, in an amount not to exceed $10,000 per month. The Sponsor has waived all such payments to date. In addition, the Sponsor, executive officers and directors and their respective affiliates are being reimbursed for any out-of-pocket expenses incurred in connection with activities conducted on Compute Health’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Compute Health’s audit committee reviews all payments that Compute Health makes to the Sponsor, executive officers and directors and their respective affiliates on a quarterly basis. Any such payments prior to an initial business combination are made using funds held outside of the Trust Account. Other than quarterly audit committee review of such reimbursements, Compute Health does not have any additional controls in place for governing reimbursement payments to its directors and executive officers for their out-of-pocket expenses incurred on behalf of Compute Health and in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by Compute Health to the Sponsor, executive officers and directors or any of their respective affiliates, prior to completion of the initial business combination.

After the completion of the Business Combination, directors or officers of Compute Health who remain with New Allurion may be paid consulting or management fees by New Allurion. Compute Health has not established any limit on the amount of such fees that may be paid by the combined company to Compute Health’s directors or officers. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to Compute Health’s officers and directors will be determined, or recommended to the New Allurion Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the New Allurion Board.

Compute Health does not intend to take any action to ensure that members of its management team maintain their positions with the combined company after the consummation of an initial business combination, although it is possible that some or all of Compute Health’s officers and directors may negotiate employment or consulting arrangements to remain with the combined company after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with the combined company may influence the motivation of Compute Health’s management in identifying or selecting a target business but Compute Health does not believe that the ability of its management to remain with the combined company after the consummation of an initial business combination will be a determining factor in Compute Health’s decision to proceed with any potential business combination, including the Business Combination with New Allurion. Compute Health is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

For more information about the interests of the Sponsor and Compute Health’s directors and officers in the Business Combination, see the subsection entitled, “Summary — Information About the Parties to the Business Combination — Interests of Compute Health Directors and Officers in the Business Combination..”

Allurion Executive Officer and Director Compensation

We have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” and “emerging growth companies” as such terms are defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers. References in this section to “we”, “our”, “us”, and the “Company”, generally refer to Allurion.

This section discusses the material components of the executive compensation program offered to the executive officers of Allurion who would have been “named executive officers” for 2022 and who will serve as our executive officers following the consummation of the Business Combination. Such executive officers consist of the following persons, referred to herein as our named executive officers (the “NEOs”):

•	Shantanu Gaur, M.D., our Chief Executive Officer;

•	Christopher Geberth, our Chief Financial Officer; and

•	Benoit Chardon, our Chief Commercial Officer.

Each of Dr. Gaur, Mr. Geberth and Mr. Chardon will serve Allurion in the same capacities after the Closings; provided, that Dr. Gaur will also be appointed as the Chief Executive Officer and a director of New Allurion following the Business Combination.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Allurion adopts following the closing of the Business Combination could vary significantly from our historical practices and currently planned programs summarized in this discussion.

2022 Summary Compensation Table

The following table presents information regarding the compensation earned or received by certain of our executive officers for services rendered during the fiscal year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Shantanu Gaur, Chief Executive Officer	2022	295,000		—		2,605,904	79,761	9,100	2,989,765
Christopher Geberth, Chief Financial Officer	2022	319,087		—		844,510	83,760	6,100	1,253,457
Benoit Chardon,(4) Chief Commercial Officer	2022	358,153	(5)	9,389	(6)	—	291,450	—	658,992

(1)

Amounts shown reflect the grant date fair value of stock options granted during 2022. The grant date fair value was computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 12 to Allurion’s consolidated financial statements included elsewhere in this prospectus. These amounts reported in this column reflect the accounting cost for the awards, and does not correspond to the actual economic value that may be recognized by holders upon the vesting or exercise of the applicable awards.

(2)

For Dr. Gaur and Mr. Geberth, amounts reflect performance-based cash bonuses. For Mr. Chardon, amount reflects commissions earned as a member of our commercial team. See “Narrative to the Summary Compensation Table — Non-Equity Incentive Plan Compensation” below for a description of the material terms pursuant to which this compensation was awarded.

(3)

For the 2022 fiscal year, amounts reported in this column include the following amounts: (i) for Dr. Gaur, $3,000 in payments in lieu of medical coverage, and $6,100 of 401(k) plan employer contributions, and (ii) for Mr. Geberth, $6,100 of 401(k) plan employer contributions.

(4)

For Mr. Chardon, amounts reported in the “Salary” and “Bonus” columns have been converted to USD at an exchange rate of 1 Euro to 1.053 USD, which represents the average annual exchange rate published by the Federal Reserve Bank for 2022.

(5)	Amount represents annual base consulting fees of €340,000.
(6)	Amount represents referral bonuses paid with respect to employees hired by Allurion that were referred by Mr. Chardon.

Narrative Disclosure to Summary Compensation Table

Base Salaries

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the year ended December 31, 2022, the annual base salaries for each of Dr. Gaur and Mr. Geberth were $295,000 and $319,087, respectively. For the year ended December 31, 2022, Mr. Chardon was paid base annual consulting fees equal to €340,000.

Non-equity Incentive Plan Compensation.

Each of Dr. Gaur and Mr. Geberth are eligible to earn a performance-based annual cash bonus based on achievement of pre-established company and individual performance criteria established by Allurion’s board of directors in its discretion. For 2022, the target annual bonus or each of Dr. Gaur and Mr. Geberth was equal to 30% of annual base salary.

Mr. Chardon is eligible to earn commission compensation based on achievement of specified company performance criteria established by Allurion’s board of directors in its discretion. For 2022, Mr. Chardon’s target commission compensation was equal to 40% of his annual base consulting fees.

Equity Compensation

Although we do not yet have a formal policy with respect to the grant of equity incentive awards to our NEOs, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period.

Employment arrangements with our named executive officers

We initially entered into employment or consulting arrangements with each of our NEOs which set forth the terms and conditions of each executive’s employment or consulting relationship. Effective upon the closing of the Business Combination, we intend to enter into new employment agreements with each of Dr. Gaur and Mr. Geberth and a new corporate officer agreement with Mr. Chardon that will supersede and replace each NEO’s existing employment or consulting arrangement and provide for specified payments and benefits in connection with a termination of the NEO’s employment or consulting relationship in certain circumstances. Our goal in providing these severance payments and benefits is to offer sufficient cash continuity protection such that the NEOs will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the NEOs, rather than negotiating severance at the time that a NEO’s employment or other service relationship terminates. We have also determined that accelerated vesting provisions with respect to outstanding equity awards in connection with a qualifying termination of employment in certain circumstances are appropriate to encourage our NEOs to stay focused on the business in those circumstances, rather than focusing on the potential implications for them personally. The material terms of each NEO’s employment or consulting arrangements are summarized below.

New Employment Agreement with Dr. Shantanu Gaur

Effective upon the closing of the Business Combination, we will enter into a new employment agreement with Dr. Gaur, pursuant to which we will continue to employ Dr. Gaur as our Chief Executive Officer on an “at will” basis. Dr. Gaur’s new employment agreement provides that his initial annual base salary will be $620,000, and is subject to periodic review by the New Allurion Board or compensation committee. In addition, the new employment agreement provides that Dr. Gaur is eligible to receive annual cash bonuses, which target annual amount shall be eighty percent (80%) of his annual base salary. Dr. Gaur is also eligible to participate in the employee benefit plans generally available to our employees, subject to the terms of such plans.

In the event of a termination of Dr. Gaur’s employment by Allurion without “cause” (as defined in his new employment agreement) or by his resignation for “good reason” (as defined in his new employment agreement), subject to Dr. Gaur’s execution and non-revocation of a separation agreement containing, among other things, a release of claims in favor of Allurion and its affiliates, Dr. Gaur will be entitled to receive (i) base salary continuation for twelve months following his termination date, and (ii) subject to Dr. Gaur’s election to receive continued health benefits under COBRA, payment of the full cost of such continuation coverage plus any administration fee until the earliest of (A) twelve months following termination; (B) the date he becomes eligible for group medical plan benefits under any other employer’s group medical plan; or (C) the expiration of Dr. Gaur’s COBRA health continuation period.

In addition, in lieu of the payments and benefits described above, in the event that Dr. Gaur’s employment is terminated by us without “cause” or by him for “good reason,” in each case, within three months prior to or twelve months following a “sale event” (as defined in the 2023 Equity Incentive Plan), and subject to Dr. Gaur’s execution and non-revocation of a separation agreement containing, among other things, a release of claims in favor of Allurion and its affiliates, Dr. Gaur will be entitled to receive (i) an amount in cash equal to 1.5 times the sum of (x) Dr. Gaur’s then-current base salary (or, his base salary in effect immediately prior to the sale event, if higher) and (y) Dr. Gaur’s target annual bonus for the then-current year (or, his target annual bonus in effect immediately prior to the sale event, if higher); (ii) full acceleration of vesting of all outstanding time-based equity awards held by Dr. Gaur, and (iii) subject to Dr. Gaur’s election to receive continued health benefits under COBRA, payment of the full cost of such continuation coverage plus any administration fee until the earliest of (A) eighteen months following termination; (B) the date he becomes eligible for group medical plan benefits under any other employer’s group medical plan; or (C) the expiration of Dr. Gaur’s COBRA health continuation period. The cash severance payable to Dr. Gaur upon a termination of employment is generally payable in lump sum within 60 days following the date of termination, subject to limited exceptions.

Current Employment Agreement with Dr. Shantanu Gaur

We previously entered into an employment agreement with Dr. Gaur, dated January 1, 2017, pursuant to which we employ Dr. Gaur as our Chief Executive Officer. Pursuant to his employment agreement, Dr. Gaur’s annual base salary is subject to annual review, and may increase (but not decrease) as determined by our Board in its sole discretion. The target annual increase of Dr. Gaur’s annual base salary is 5% on or before each succeeding January 1. Dr. Gaur is also eligible to participate in the employee benefit plans generally available to our employees, subject to the terms of such plans.

In addition, Dr. Gaur’s employment agreement provides that upon a “change in control” (as defined in our 2010 Stock Incentive Plan, the “2010 Plan”), 50% of Dr. Gaur’s then outstanding unvested equity shall become vested.

In the event of a termination of Dr. Gaur’s employment by us other than for “cause” (as defined in his employment agreement) or Dr. Gaur resigns for “good reason” (as defined in his employment agreement), subject to Dr. Gaur’s execution of a general release of claims in favor of us, Dr. Gaur will be entitled to receive (i) base salary continuation for nine months following his date of termination; (ii) if Dr. Gaur elects continued COBRA healthcare coverage, continued healthcare coverage at no cost to Dr. Gaur for nine months (or, if such continued coverage would result in penalties under Section 4980D of the Code, reimbursement of the full premium cost of such coverage plus a full tax gross-up on such reimbursements); and (iii) acceleration of any unvested stock options granted to Dr. Gaur that would have vested during the nine months following his date of termination. In lieu of the severance payments and benefits described in the preceding sentence, in the event that Dr. Gaur’s employment is terminated by us other than for cause or if Dr. Gaur resigns for good reason, in either case within 12 months of a “change in control” (as defined in the 2010 Plan), subject to Dr. Gaur’s execution of a general release of claims in favor of us, Dr. Gaur will be entitled to receive (i) base salary continuation for 12 months following his date of termination; (ii) if Dr. Gaur elects continued COBRA healthcare coverage, continued healthcare coverage at no cost to Dr. Gaur for twelve (12) months (or, if such continued coverage would result in penalties under Section 4980D of the Code, reimbursement of the full premium cost of such coverage plus a full tax gross-up on such reimbursements); and (iii) full acceleration of any unvested equity granted to Dr. Gaur.

To the extent any such payments or benefits constitute nonqualified deferred compensation that would be subject to additional tax under Section 409A if paid during the six-month period following Dr. Gaur’s termination of employment with the Company, such payments and benefits will be delayed and not paid until the earlier of the first day following such six-month period or Dr. Gaur’s death.

New Employment Agreement with Mr. Christopher Geberth

Effective upon the closing of the Business Combination, we will enter into a new employment agreement with Mr. Geberth, pursuant to which we will continue to employ Mr. Geberth as our Chief Financial Officer on an “at will” basis. Mr. Geberth’s new employment agreement provides that his initial annual base salary will be $425,000, and is subject to periodic review by the New Allurion Board or compensation committee. In addition, the new employment agreement provides that Mr. Geberth is eligible to receive annual cash bonuses, which target annual amount shall be fifty percent (50%) of his annual base salary. Mr. Geberth is also eligible to participate in the employee benefit plans generally available to our employees, subject to the terms of such plans.

In the event of a termination of Mr. Geberth’s employment by Allurion without “cause” (as defined in his new employment agreement) or by his resignation for “good reason” (as defined in his new employment agreement), subject to Mr. Geberth’s execution and non-revocation of a separation agreement containing, among other things, a release of claims in favor of Allurion and its affiliates, Mr. Geberth will be entitled to receive (i) base salary continuation for nine months following his termination date, and (ii) subject to Mr. Geberth’s election to receive continued health benefits under COBRA, payment of the full cost of such continuation coverage plus any administration fee until the earliest of (A) twelve months following termination; (B) the date he becomes eligible for group medical plan benefits under any other employer’s group medical plan; or (C) the expiration of Dr. Gaur’s COBRA health continuation period.

In addition, in lieu of the payments and benefits described above, in the event that Mr. Geberth’s employment is terminated by us without “cause” or by him for “good reason,” in each case, within three months prior to or twelve months following a “sale event” (as defined in the 2023 Equity Incentive Plan), and subject to Mr. Geberth’s execution and non-revocation of a separation agreement containing, among other things, a release of claims in favor of Allurion and its affiliates, Mr. Geberth will be entitled to receive (i) an amount in cash equal to 1.0 times the sum of (x) Mr. Geberth’s then-current base salary (or, his base salary in effect immediately prior to the sale event, if higher) and (y) Mr. Geberth’s target annual bonus for the then-current year (or, his target annual bonus in effect immediately prior to the sale event, if higher); (ii) full acceleration of vesting of all outstanding time-based equity awards held by Mr. Geberth, and (iii) subject to Mr. Geberth’s election to receive continued health benefits under COBRA, payment of the full cost of such continuation coverage plus any administration fee until the earliest of (A) twelve months following termination; (B) the date he becomes eligible for group medical plan benefits under any other employer’s group medical plan; or (C) the expiration of Mr. Geberth’s COBRA health continuation period. The cash severance payable to Mr. Geberth upon a termination of employment is generally payable in lump sum within 60 days following the date of termination, subject to limited exceptions.

Current Employment Offer Letter with Mr. Christopher Geberth

We previously entered into an at will employment offer letter with Mr. Geberth, dated October 23, 2020, pursuant to which we employ Mr. Geberth as our Chief Financial Officer. Pursuant to his offer letter Mr. Geberth is eligible to receive an annual base salary and performance-based annual bonus. Mr. Geberth is also eligible to participate in the employee benefit plans generally available to our employees, subject to the terms of such plans.

New Corporate Officer Agreement with Mr. Benoit Chardon

Effective as of September 1, 2023, we will enter into a new corporate officer agreement with Mr. Chardon and Benoit Chardon Consulting, a French société à responsabilité limitée which is solely owned by Mr. Chardon (“BCC”), pursuant to which BCC will serve as Managing Director of Allurion France, a French société par actions simplifiée and wholly owned subsidiary of Allurion (“Allurion France”). The new corporate officer agreement provides that BCC shall receive base consulting fees of €28,333.33 per month and additional variable compensation subject to the incentive plan terms issued annually by Allurion and conditional on meeting Allurion France and personal performance attainment defined each year by Allurion.

The corporate officer agreement may be terminated by either Allurion or BCC at any time, with or without cause (except that BCC must provide Allurion France with one months’ prior notice). In the event of such termination by Allurion without “cause” (as defined in the corporate officer agreement), BCC is entitled to receive a lump sum termination fee equal to twelve months of the base consulting fees.

Current Consulting Agreement with Mr. Benoit Chardon

We previously entered into a consulting agreement with Mr. Chardon, dated August 1, 2018 and amended January 25, 2022, pursuant to which Mr. Chardon serves as our Chief Commercial Officer. Pursuant to his consulting agreement, Mr. Chardon is eligible to receive base consulting fees and additional incentive compensation as agreed to on a yearly basis. In January 2022, Mr. Chardon’s consulting agreement was amended to increase his base consulting fees from €25,833 per month to €28,333 per month effective January 1, 2022.

Mr. Chardon’s consulting agreement provides that he is entitled to six months’ notice prior to termination by us without “cause” (as defined in the consulting agreement), during which period Mr. Chardon is entitled to receive continued payment of his consulting fees.

Outstanding equity awards at 2022 fiscal year-end

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2022.

Option Awards
Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Option Exercise Price ($)	Option Expiration Date
Shantanu Gaur	08/03/2017 03/05/2020 12/20/2022	(1) (3)	— 1/1/2020 12/8/2022	175,000 36,458 —	— 13,542 987,085	1.10 1.14 4.41	08/02/2027 03/04/2030 12/19/2032
Christopher Geberth	02/11/2021 12/07/2021 12/20/2022	(2) (2) (3)	11/16/2020 1/1/2022 12/8/2022	65,104 — —	59,896 75,000 319,890	0.92 1.83 4.41	02/10/2031 12/06/2031 12/19/2032
Benoit Chardon	08/22/2018 03/05/2020 12/31/2020 12/07/2021 12/07/2021	(1) (2) (2) (2)	8/1/2018 1/1/2020 7/1/2020 1/1/2022 1/1/2023	100,000 18,229 18,125 — —	— 6,771 11,875 25,000 15,000	1.10 1.14 0.92 1.83 1.83	08/21/2028 03/04/2030 12/28/2030 12/06/2031 12/06/2031

(1)	This option vests in 48 equal monthly installments following the vesting commencement date, subject to the executive’s continuing service relationship on each vesting date.
(2)

This option vests with respect to 25% of the shares on the first anniversary of the vesting commencement date, with the remaining shares vesting in 36 equal monthly installments thereafter, subject to the executive’s continuing service relationship on each vesting date.

(3)

This option vests in 36 equal monthly installments beginning on the last date of each one-month period following the vesting commencement date, subject to the executive’s continuing service relationship on each vesting date. Upon the consummation of the Business Combination, one-third of the then unvested shares subject to the option will accelerate and vest.

Employee benefit and equity compensation plans and arrangements

Allurion 2010 Stock Incentive Plan

Our 2010 Plan was initially approved by the Allurion Board and Allurion Stockholders in November 2010, and most recently was amended by the Allurion Board in March 2020, which amendment was approved by our stockholders in December 2020. In connection with the adoption of our 2020 Plan, the Allurion Board determined not to make any further awards under the 2010 Plan after November 30, 2020.

Authorized Shares. Under our 2010 Plan, we have reserved for issuance an aggregate of 2,481,281 shares of our Allurion Common Stock, which number is subject to adjustment in the event of a reorganization, stock split, reverse stock split, stock dividend, recapitalization, reclassification or other similar change in capitalization or event. The shares of Allurion Common Stock underlying awards granted under the 2010 Plan that are forfeited, cancelled, reacquired by us prior to vesting, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are currently added to the shares of common stock available for issuance under our 2020 Plan

Administration. The Allurion Board has acted as administrator of our 2010 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and to determine the specific terms and conditions of each award, subject to the provisions of our 2010 Plan.

Eligibility. Persons eligible to participate in our 2010 Plan were our employees, officers, directors, consultants or advisors.

Awards. Our 2010 Plan permitted the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option was determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option was fixed by the administrator and may not exceed ten years from the date of grant. The administrator determined at what time or times each option may be exercised. In addition, our 2010 Plan permitted the granting of restricted shares of common stock.

Change in Control. Our 2010 Plan provides that upon the occurrence of a “change in control transaction” (as defined in our 2010 Plan), the Allurion Board or its successor may provide for one or more of the following actions as to some or all outstanding stock option and restricted stock awards: (i) the assumption or continuation of stock options by the acquiring or succeeding corporation or an affiliate thereof; (ii) upon written notice to optionees, the termination of stock options unless such options are exercised within a specified period following the date of such notice; (iii) repurchase of unvested shares of restricted stock at cost; (iv) the termination of stock options in exchange for a cash payment to optionees equal to the difference between (A) the value of consideration payable per share of common stock in the change in control transaction multiplied by the number of shares subject to such option to the extent then vested and exercisable at exercise prices not equal to or in excess of the sale price, and (B) the aggregate exercise price of such outstanding vested options; and (v) the acceleration of outstanding stock options or restricted stock awards.

Amendment. The Allurion Board may amend the 2010 Plan at any time, subject to stockholder approval where required by applicable law. The administrator of the 2010 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent.

Allurion Amended and Restated 2020 Stock Option and Grant Plan

Our 2020 Stock Option and Grant Plan was initially adopted by the Allurion Board of in December 2020, and amended and restated by the Allurion Board as the Amended and Restated 2020 Stock Option and Grant Plan (our “2020 Plan”) on February 11, 2021, which was subsequently approved by the Allurion Stockholders on October 31, 2021. Our 2020 Plan was most recently amended on February 5, 2023 to increase the number of shares reserved and available for issuance under the 2020 Plan.

Authorized Shares. Under our 2020 Plan, we have reserved for issuance an aggregate of 4,458,079 shares of Allurion Common Stock, which number is subject to adjustment in the event of a reorganization, stock split, reverse stock split, stock dividend, recapitalization, reclassification or other similar change in capitalization or event. The shares of common stock underlying any awards granted under our 2010 Plan or 2020 Plan that are forfeited, cancelled, reacquired by us prior to vesting, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding are currently added to the shares of common stock available for issuance under our 2020 Plan.

Administration. The Allurion Board has acted as administrator of our 2020 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted and to determine the specific terms and conditions of each award, subject to the provisions of our 2020 Plan.

Eligibility. Persons eligible to participate in our 2020 Plan are our full or part-time officers, employees, directors, consultants and other key persons as selected from time to time by the administrator in its discretion.

Awards. Our 2020 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, our 2020 Plan permits the granting of restricted shares of common stock, unrestricted shares of common stock and restricted stock units.

Sale Events. Our 2020 Plan provides that upon the occurrence of a “sale event” (as defined in our 2020 Plan), all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of our 2020 Plan and all options issued thereunder in connection with a sale event, optionees will be provided an opportunity to exercise options that are then exercisable or will become exercisable as of the effective time of the sale event prior to the consummation of the sale event. In addition, we have the right to provide for cash payment to holders of options, in exchange for the cancellation thereof, in an amount equal to the difference between the value of the consideration payable per share of common stock in the sale event and the per share exercise price of such options, multiplied by the number of shares subject to such option to the extent then vested and exercisable. In the event of and subject to the consummation of a sale event, unvested restricted stock and restricted stock units (other than those becoming vested as a result of the sale event) will be forfeited immediately prior to the effective time of a sale event unless such awards are assumed or continued by the successor entity. If shares of restricted stock are forfeited in connection with a sale event, those shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price of such shares. We have the right to provide for cash payment to holders of restricted stock or restricted stock units, in exchange for the cancellation thereof, in an amount per share equal to the value of the consideration payable per share of common stock in the sale event.

Amendment. The Allurion Board may amend or discontinue the 2020 Plan at any time, subject to stockholder approval where required by applicable law. The administrator of the 2020 Plan may also amend or cancel any outstanding award, provided that no amendment to an award may adversely affect a participant’s rights without his or her consent. The administrator of the 2020 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants. The Allurion Board has determined not to make any further awards under our 2020 Plan following the completion of the Business Combination.

New Allurion 2023 Employee Stock Purchase Plan

Our 2023 Employee Stock Purchase Plan (the “2023 ESPP”) will be adopted by the New Allurion Board and approved by New Allurion’s stockholders prior to the closing of the Business Combination, and will become effective on the date immediately preceding the closing of the Business Combination. The 2023 ESPP includes two components: a “423 Component” and a “Non-423 Component”. The 423 Component is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The Non-423 Component will be construed in a manner that is consistent with the requirements of Section 423 of the Code, and is intended to allow non-US employees to also participate in the plan, subject to applicable requirements of foreign laws.

Shares Subject to the Plan. The maximum number of shares of common stock reserved and available for issuance under the 2023 ESPP will equal the least of (i) 2% of the fully diluted outstanding shares of New Allurion Common Stock as of immediately following the closing of the Business Combination, or (ii) 1,600,000 shares of New Allurion Common Stock. If our capital structure changes because of a stock dividend, stock split or similar event, the number of shares that can be issued under the 2023 ESPP will be appropriately adjusted. Our 2023 ESPP provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2024 and each January 1 thereafter by the least of (i) 1% of the fully diluted outstanding shares of New Allurion Common Stock as of the immediately preceding December 31, (ii) 1,600,000 shares of

New Allurion Common Stock, or (iii) such lesser number of shares determined by the administrator of the 2023 ESPP.

Plan Administration. The 2023 ESPP will be administered by New Allurion’s compensation committee, which will have full authority to make, administer and interpret such rules and regulations regarding the 2023 ESPP as it deems advisable.

Eligibility. Any employee of New Allurion or its designated subsidiaries is eligible to participate in the 2023 ESPP so long as the employee (i) is customarily employed for more than 20 hours a week on the first day of the applicable offering period (or such lesser number of hours per week as the administrator shall determine in advance of an offering), (ii) is customarily employed for more than five (5) months in any calendar year (or such lesser number of months per calendar year as the administrator of the 2023 ESPP shall determine in advance of an offering), and (iii) has completed such period of service prior to the offering date as the administrator of the 2023 ESPP may require (but in no event will the required period of continuous employment be equal to or greater than two (2) years). Individuals who are not contemporaneously classified as employees of New Allurion or its designated subsidiaries for purposes of New Allurion’s or applicable designated subsidiary’s payroll system are not considered to be eligible employees of New Allurion or any designated subsidiary and are not eligible to participate in the 2023 ESPP. If determined by the administrator, a maximum value may be established whereby, no participant may be granted an option which permits such individual rights to purchase common stock under the Plan to accrue at a rate which exceeds such a value based on the fair market value of such common stock (determined on the option grant date or dates) for each calendar year in which the option is outstanding.

Participation; Payroll Deductions. Participation in the 2023 ESPP is limited to eligible employees who authorize payroll deductions equal to a whole percentage or amount of base pay to the 2023 ESPP. Employees may authorize payroll deductions, with a minimum of 1% of base pay and a maximum of 15% of base pay. There are currently approximately 265 employees who will be eligible to participate in the 2023 ESPP. Once an employee becomes a participant in the 2023 ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the 2023 ESPP, becomes ineligible to participate in the 2023 ESPP, or his or her employment ceases.

Offering Periods. The administrator of the 2023 ESPP will determine the length of each offering of common stock under the 2023 ESPP, which we refer to as an “offering period.” The first offering period under the 2023 ESPP will begin on such date as determined by the administrator of the 2023 ESPP. Shares are purchased on the last business day of each offering period, with that day being referred to as an “exercise date.”

Exercise Price. On the first day of an offering period, employees participating in that offering period will receive an option to purchase shares of common stock. On the exercise date of each offering period, the employee is deemed to have exercised the option, at the exercise price, to the extent of accumulated payroll deductions. The option exercise price is equal to the lesser of (i) 85% the fair market value per share of our common stock on the first day of the offering period and (ii) 85% of the fair market value per share of our common stock on the exercise date. The maximum number of shares of common stock that may be issued to any employee under the 2023 ESPP in any offering period shall be determined by New Allurion’s compensation committee from time to time.

Subject to certain limitations, the number of shares of common stock a participant purchases in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant’s compensation during the offering period by the option exercise price. In general, if an employee is no longer a participant on an exercise date, the employee’s option will be automatically terminated, and the amount of the employee’s accumulated payroll deductions will be refunded.

Terms of Participation. Except as may be permitted by New Allurion’s compensation committee in advance of an offering, a participant may not increase or decrease the amount of his or her payroll deductions during any offering period but may increase or decrease his or her payroll deduction with respect to the next offering period by filing a new enrollment form at least 15 business days before the beginning of such offering period. A participant may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods. If a participant withdraws from an offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods. An employee’s withdrawal will be effective as of the business day following the employee’s delivery of written notice of withdrawal under the 2023 ESPP.

Term; Amendments and Termination. The 2023 ESPP will continue until terminated by the New Allurion Board. New Allurion Board may, in its discretion, at any time, terminate or amend the 2023 ESPP. Upon termination of the 2023 ESPP, all amounts in the accounts of participating employees will be refunded.

Employee Benefits

Our named executive officers who are employees are eligible to participate in our welfare benefit plans, including medical, dental, vision, basic life and accidental death & dismemberment, and short-term and long-term disability insurance benefits, in each case, on the same basis as all of our other employees. Allurion also maintains a 401(k) plan for the benefit of its eligible employees, including the named executive officers who are employees, as discussed in the subsection below entitled “—401(k) plan.”

401(k) plan

Allurion participates in the TriNet Passport 401(k) Plan (the “401(k) Plan”), which provides eligible U.S. employees (including our named executive officers who are employees) with an opportunity to save for retirement on a tax advantaged basis. Under the 401(k) Plan, eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Code. Allurion’s employees’ pre-tax contributions are allocated to each participant’s individual account and participants are immediately and fully vested in their contributions. Under the provisions of the 401(k) Plan, Allurion may make discretionary matching contributions or discretionary nonmatching contributions, as determined by the Allurion Board. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Director Compensation of Allurion

The following table sets forth the compensation that was paid to or earned by our non-employee directors during the fiscal year ended December 31, 2022. Shantanu Gaur, our Chief Executive Officer and a member of our board of directors, did not receive any compensation for service as a member of the Allurion Board during 2022. Dr. Gaur’s compensation for service as an employee for fiscal year 2022 is presented above in the 2022 Summary Compensation Table.

Name	Stock Awards ($) (1)	Total ($)
Krishna Gupta (2)	6,380,997	6,380,997
Michael Davin (3)	—	—
Samuel Levy (4)	—	—
Todd Zavodnick (5)	—	—

(1)

Amounts shown reflect the grant date fair value of restricted stock units granted during 2022. The grant date fair value was computed in accordance with FASB ASC Topic 718 excluding any estimates of forfeitures related to service-based vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see Note 12 to Allurion’s consolidated financial statements included elsewhere in this proxy statement/prospectus. These amounts reported in this column reflect the accounting cost for the awards, and does not correspond to the actual economic value that may be recognized by holders upon the vesting or settlement of the applicable awards.
(2)	As of December 31, 2022, Mr. Gupta held 1,446,938 restricted stock units, and did not hold any outstanding unexercised options.
(3)	As of December 31, 2022, Mr. Davin held unexercised options to purchase 165,000 shares.
(4)	As of December 31, 2022, Mr. Levy held unexercised options to purchase 175,000 shares.
(5)	As of December 31, 2022, Mr. Zavodnick held unexercised options to purchase 120,000 shares.

Allurion Non-Employee Director Compensation Policy

The Allurion Board intends to adopt a non-employee director compensation policy that will become effective as of the effective time of the Closings and will be applicable to all of the non-employee directors of New Allurion. The non-employee director compensation policy will be designed to enable the combined entity to attract and retain, on a long-term basis, highly qualified non-employee directors.

Under the policy, each non-employee director will receive a cash retainer for service on the New Allurion Board (and for service on each committee on which the director is a member) from and after the Closings as set forth below. These fees are payable quarterly in arrears, and prorated based on the number of actual days served by the director during such quarter.

	Member Annual Retainer ($)*	Chair Annual Retainer ($)*
Board of Directors	45,000	45,000	*
Audit Committee	10,000	20,000
Compensation Committee	7,500	15,000
Nominating and Corporate Governance Committee	5,000	10,000

*	The annual fee for service as Chair of the New Allurion Board is in addition to the annual fee for service on the New Allurion Board .

In addition, the non-employee director compensation policy will provide that, each non-employee director serving on the New Allurion Board as of the closing of the Business Combination and each new non-employee director elected or appointed to the New Allurion Board following the Closings will be granted an initial, one-time restricted stock unit award with a value of $225,000 that will vest in equal annual installments over three years, subject to continued service as a director through each vesting date.

Further, on the date of each annual meeting of stockholders following the Closings, each continuing non-employee director (excluding any non-employee director that was initially elected or appointed to the New Allurion Board within six months prior to such annual meeting) will receive an annual restricted stock unit award with value of $150,000 that will vest in full on the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next annual meeting of stockholders; provided, however, that all vesting shall cease if the director resigns from the New Allurion Board or otherwise ceases to serve as a director, unless the New Allurion Board determines otherwise. In any event, the vesting of all outstanding initial restricted stock unit awards and annual restricted stock unit awards held by non-employee directors will fully accelerate upon a “sale event” (as defined in the 2023 Equity Incentive Plan).

For purposes of determining the size of each restricted stock unit award, the non-employee director compensation policy defines “value” as the product of (A) the average closing market price on the NYSE (or such other market on which New Allurion Common Stock is then principally listed) of one share of New Allurion Common Stock over the trailing 30-day period ending on the last day of the month immediately prior to the month of the grant date, and (B) the aggregate number of shares of New Allurion Common Stock underlying such award.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors Following the Business Combination

Set forth below are the names, ages and positions of each of the individuals who will serve as directors and officers of Allurion upon consummation of the Business Combination.

Name	Age	Title
Executive Officers
Shantanu Gaur(2)	36	Chief Executive Officer and Director
Chris Geberth	52	Chief Financial Officer
Ram Chuttani	63	Chief Medical Officer
Benoit Jacques Claude Chardon	41	Chief Commercial Officer

Non-Employee Directors
Omar Ishrak(1)(2)	66	Co-Chairman and Lead-Independent Director
Krishna Gupta(2)	36	Co-Chairman and Director
Michael Davin(1)(3)	65	Director
Larson Douglas Hudson(2)(3)	54	Director
Nicholas Lewin(3)	46	Director

(1)	Member of the audit committee, effective upon the Closings.
(2)	Member of the nominating and corporate governance committee, effective upon the Closings.
(3)	Member of the compensation committee, effective upon the Closings.

Executive Officers

Shantanu Gaur. Shantanu Gaur founded Allurion and has served as Allurion’s Chief Executive Officer and as a member of the Allurion Board since September 2009. Dr. Gaur founded Allurion while at Harvard Medical School in 2009. Dr. Gaur graduated summa cum laude with a B.S. in Biology from Harvard College and with an M.D. from Harvard Medical School where he was a Paul Revere Frothingham Scholar and Paul & Daisy Soros Fellow. Dr. Gaur is qualified to serve as Chief Executive Officer and director of Allurion because of his experience founding Allurion, serving as its Chief Executive Officer and serving on the Allurion Board.

Chris Geberth. Chris Geberth has served as Allurion’s Chief Financial Officer since September 2020. Prior to Allurion, Mr. Geberth was Chief Financial Officer at Lutronic Inc., a medical equipment manufacturer, since December 2017. From June 2008 until December 2017, Mr. Geberth was the Executive Vice President of Finance at Cynosure, Inc., another medical equipment manufacturer. Mr. Geberth holds a B.B.A. in Business from Pace University.

Ram Chuttani. Ram Chuttani has served as the Chief Medical Officer since November 2017 and is a founding member of Allurion. Prior to joining Allurion, Dr. Chuttani was the Director of Endoscopy and Chief, Interventional Gastroenterology at Beth Israel Deaconess Medical Center and was on the faculty of Harvard Medical School for 20 years. Dr. Chuttani holds a M.B. and a B.S. in Medicine from Maulana Azad Medical College. Dr. Chuttani is internationally recognized as a leader in digestive disease care and has pioneered several innovative endoscopic treatments. He co-invented an endoscopic treatment for gastroesophageal reflux disease and co-developed a novel treatment for obesity. He has published over 100 original scientific articles, in addition to several reviews and book chapters. He has lectured on, and demonstrated, novel and advanced endoscopic procedures at innumerable international conferences and workshops all over the world. Dr. Chuttani completed a residency at Norwalk Hospital, Yale University School of Medicine in Internal Medicine in 1987, and a fellowship in Gastroenterology at Harvard Medical School in 1990.

Benoit Jacques Claude Chardon. Benoit Chardon has served as the Chief Commercial Officer at Allurion since January 2018. He has 20 years of experience with performing non-invasive weight loss procedures at

Allurion, conducting medical aesthetics at Allergan plc, ZELTIQ Aesthetics, Inc., and Galderma S.A. (Nasdaq: GLMD), and treating skincare at Filorga. He has specialized in new category creation and hyper growth brands. Before serving as Chief Commercial Officer at Allurion, Mr. Chardon was head of body contouring at Allergan from January 2016 until January 2018. Mr. Chardon holds a Masters of Business in International Business from Ecole Superieure du Commerce Exterieure.

Non-Employee Directors

Omar Ishrak. Dr. Omar Ishrak has been Chairman of the Compute Health Board (NYSE: CPUH) since its inception. Dr. Ishrak also serves on the Board of Directors at Intel Corporation (Nasdaq: INTC). Dr. Ishrak was CEO of Medtronic plc (Nasdaq: MDT) from June 2011 to April 2020 and served as Executive Chairman and Chairman of the Board of Directors until he stepped down in December 2020. Dr. Ishrak served as independent Chairman of the Board of Directors of Intel Corporation from January 2020 to January 2023 (Nasdaq: INTC). Dr. Ishrak has served as a member of the Intel board since March 2017. Prior to joining Medtronic, Dr. Ishrak was President and CEO of GE Healthcare Systems. Earlier in his career, Dr. Ishrak amassed 13 years of technology development and business management experience, holding leadership positions at Diasonics Vingmed Ultrasound Ltd., and various product development and engineering positions at Philips Ultrasound Inc. He was inducted into the American Institute for Medical and Biological Engineering (AIMBE) College of Fellows in 2016 and was elected to the National Academy of Engineering in 2020. Dr. Ishrak serves on the Board of Directors of the Cleveland Clinic, a nonprofit academic medical center. He is also a member of the Board of Trustees of the Asia Society, a leading educational organization dedicated to promoting mutual understanding and strengthening partnerships among peoples, leaders and institutions of Asia and the United States in a global context. In addition, he is a member of the Minnesota Public Radio Board of Trustees. He earned a Bachelor of Science degree and Ph.D. in Electrical Engineering from the University of London, King’s College. He is also a Fellow of King’s College. Dr. Ishrak is qualified to serve on the Allurion Board based on his extensive experience on boards of various healthcare companies.

Krishna Gupta. Krishna K. Gupta has served as a member of the Allurion Board since January 2017. He is the founder of REMUS Capital and Romulus Capital (collectively referred to herein as “REMUS Capital”), technology-focused venture capital firms he initially founded in 2008. Mr. Gupta serves as a director on the boards of several privately held companies, including: Ceres Imaging, which provides computer vision-analytics in agriculture; Cogito, which provides voice AI for large enterprises; Cohealo, Inc., which provides equipment sharing service for health systems; Spotta, which develops smart insect and pest monitoring solutions; and ZeroCater, which provides catering technology for enterprises. He was the first investor in Ginger, which was a leader in mental health software and merged with Headspace. Mr. Gupta has also served as a member of the board of directors of Presto Automation, Inc, (Nasdaq: PRST) since 2017, including as Chairman since 2022. Prior to REMUS Capital, Mr. Gupta held roles at McKinsey & Company, a management consulting firm, and JPMorgan, an investment banking firm, where he advised several Fortune 100 clients on tech M&A deals. Mr. Gupta holds B.S. degrees in materials science and engineering, as well as in management sciences, both from the Massachusetts Institute of Technology. Mr. Gupta was nominated to serve on the board of directors of New Allurion due to his experience investing in technology and healthcare businesses.

Michael Davin. Michael Davin has served as a member of the Allurion Board since October 2017. Mr. Davin has also served as a director of Follica, Inc. since December 2020, as a director of Amsel Medical Corporation since August 2020, as a director of Cynosure, LLC since January 2020, and as a director of Inkbit Corporation since June 2018. Previously, Mr. Davin served as chairman, president and chief executive officer of Cynosure Inc., a publicly traded company, from 2003 until March 2017, when it was acquired by Hologic Inc. Mr. Davin received his B.S. and B.A. from Southern New Hampshire University. Mr. Davin was nominated to serve on the New Allurion Board due to his experience as a director of health care and technology companies, as well as his familiarity with Allurion as a director.

Larson Douglas Hudson. Larson Douglas Hudson has served as the founder, chief executive officer and a director of Noho Dental, Inc. since July 2018, and as a director of Modern Age since October 2020.

Previously, Mr. Hudson served on the Board of Directors of Relode.com from 2017 until August 2022. Mr. Hudson also served as the founder and chief executive officer of SmileDirectClub Inc. (Nasdaq: SDC) from 2013 to 2017, and as chairman and chief executive officer of Simplex Healthcare from 2007 until 2013, when it was acquired by Arriva Medical LLC. Earlier in his career, Mr. Hudson served as founder, chief executive officer and director of HearingPlanet from 1999 until 2007. Mr. Hudson received his B.S. in Organizational Behavior from Eckerd College and his M.B.A. from Vanderbilt University, and he completed the Executive Education Programs at Harvard Business School. Mr. Hudson was nominated to serve on the New Allurion Board due to his experience as an entrepreneur and an executive of health care companies.

Nicholas Lewin. Nicholas Lewin has served as a director of Establishment Labs Holdings, Inc. (Nasdaq: ESTA) since September 2015, and as its chairman since December 2017. He has been a Managing Member and Head of Investments at Crown Predator Holdings LLC since 2008 and has been a private investor since 2000. Mr. Lewin has also served as a director of Cutera Inc. (Nasdaq: CUTR) since May 2023, as a director of FaZe Holdings Inc. (Nasdaq: FAZE) since July 2022, and as a director of Halo Maritime Defense Systems since 2007. Mr. Lewin holds a bachelor’s degree in Political Science from Johns Hopkins University. Mr. Lewin was nominated to serve on the New Allurion Board due to his experience as an investor in, and director of, innovative companies, including health care and medical device companies.

Family Relationships

There are no familial relationships among the Allurion directors and executive officers.

Board Composition

If the Proposed Organizational Documents are approved, upon the consummation of the Business Combination, the New Allurion Board will be comprised of seven directors and will be divided into three classes with staggered three-year terms. As of the date of this proxy statement/prospectus, there are six nominees for membership to the New Allurion Board, leaving one vacancy to be filled. Following the mailing of this proxy statement/prospectus to Compute Health Stockholders, and most likely following consummation the Business Combination, the New Allurion Board will identify a candidate to fill the remaining directorship to ensure that the New Allurion Board reflects the governance construct and the appropriate mix and diversity of skills, experience and credentials to position to the New Allurion Board to advance shareholders’ interest. New Allurion’s directors will be divided among the three classes as follows:

1.	the Class I directors will be Krishna Gupta, Shantanu Gaur, and Nicholas Lewin and their terms will expire at the annual meeting of stockholders to be held in 2024;
2.	the Class II directors will be Omar Ishrak, and Larson Douglas Hudson and their terms will expire at the annual meeting of stockholders to be held in 2025; and
3.	the Class III directors will be Michael Davin and his term will expire at the annual meeting of stockholders to be held in 2026.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of New Allurion’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal.

The Proposed Organizational Documents that will be in effect upon the completion of the Business Combination provide that only the New Allurion Board can fill vacant directorships, including newly created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

Director Independence

Upon the consummation of the Business Combination, the New Allurion Board anticipates that each member of the New Allurion Board, other than Dr. Gaur and Mr. Gupta, will qualify as independent, as defined under the listing rules of the NYSE. In addition, the post-combination company will be subject to the rules of the SEC and NYSE relating to the memberships, qualifications, and operations of the audit committee. Upon the consummation of the Business Combination, one of the key functions of the New Allurion Board will be informed oversight of the post-combination company’s risk management process. The New Allurion Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Allurion Board as a whole, as well as through various standing committees of the New Allurion Board that address risks inherent in their respective areas of oversight. For example, the post-combination company audit committee will be responsible for overseeing the management of risks associated with the post-combination company’s financial reporting, accounting, and auditing matters, and the post-combination company’s compensation committee will oversee the management of risks associated with New Allurion’s compensation policies and programs.

Board Committees

Upon the consummation of the Business Combination, the New Allurion Board will establish an audit committee, a compensation committee, and a nominating and corporate governance committee. The New Allurion Board may establish other committees to facilitate the management of the post-combination company’s business. The New Allurion Board and its committees will set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The New Allurion Board will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full New Allurion Board. Each member of each committee of the New Allurion Board is expected to qualify as an independent director in accordance with the listing standards of the NYSE. Each committee of the New Allurion Board will have a written charter approved by the New Allurion Board. Upon the consummation of the Business Combination, copies of each charter will be posted on New Allurion’s website at investors.allurion.com. The inclusion of the post-combination company’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on New Allurion’s website into this proxy statement/prospectus. Members will serve on these committees until their resignation or until otherwise determined by the New Allurion Board.

Audit Committee

Upon the consummation of the Business Combination, the members of New Allurion’s audit committee will be Omar Ishrak and Michael Davin, each of whom can read and understand fundamental financial statements. Each of Omar Ishrak and Michael Davin is independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to audit committee members. Michael Davin qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the NYSE. New Allurion intends to rely on the NYSE transition rules applicable to companies completing an initial listing and New Allurion plans to have an audit committee comprised of at least three directors that are entirely independent within one year after New Allurion’s NYSE listing date.

New Allurion’s audit committee will assist the New Allurion Board with its oversight of the following: the integrity of New Allurion’s financial statements; New Allurion’s compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; and the design and implementation of New Allurion’s internal audit function and risk assessment and risk management. Among other things, New Allurion’s audit committee will be responsible for reviewing and discussing with New Allurion’s management the adequacy and effectiveness of New Allurion’s disclosure controls and procedures. The audit committee will also discuss with New Allurion’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of New Allurion’s financial statements, and the results of the audit, and quarterly reviews of New Allurion’s financial statements and, as appropriate, will initiate inquiries into certain aspects of

New Allurion’s financial affairs. New Allurion’s audit committee will be responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters, as well as for the confidential and anonymous submissions by New Allurion’s employees of concerns regarding questionable accounting or auditing matters. In addition, New Allurion’s audit committee will have direct responsibility for the appointment, compensation, retention, and oversight of the work of New Allurion’s independent registered public accounting firm. New Allurion’s audit committee will have sole authority to approve the hiring and discharging of New Allurion’s independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. New Allurion’s audit committee will review and oversee all related-person transactions in accordance with New Allurion’s policies and procedures.

Compensation Committee

Upon the consummation of the Business Combination, the members of New Allurion’s compensation committee will be Michael Davin, Nicholas Lewin and Larson Douglas Hudson. Michael Davin will be the chair of the compensation committee. Each member of New Allurion’s compensation committee will be considered independent under the rules and regulations of the SEC and the listing standards of the NYSE applicable to compensation committee members.

New Allurion’s compensation committee will assist the New Allurion Board in discharging certain of New Allurion’s responsibilities with respect to compensating its executive officers, and the administration and review of its incentive plans for employees and other service providers, including its equity incentive plans, and certain other matters related to New Allurion’s compensation programs.

Nominating and Corporate Governance Committee

Upon the consummation of the Business Combination, the members of New Allurion’s nominating and corporate governance committee will be Larson Douglas Hudson, Omar Ishrak, Krishna Gupta and Shantanu Gaur. Larson Douglas Hudson will be the chair of the nominating and corporate governance committee. New Allurion intends to rely on the NYSE transition rules applicable to companies completing an initial listing and New Allurion plans to have a nominating and corporate governance committee comprised of entirely independent directors within one year after New Allurion’s NYSE listing date.

New Allurion’s nominating and corporate governance committee will assist the New Allurion Board with its oversight of and identification of individuals qualified to become members of the New Allurion Board, consistent with criteria approved by the New Allurion Board, and will select, or recommend that the New Allurion Board selects, director nominees. The nominating and governance committee will also develop and recommend to the New Allurion Board a set of corporate governance guidelines, and oversee the evaluation of the New Allurion Board.

Code of Conduct

Upon the consummation of the Business Combination, the New Allurion Board will adopt a Code of Conduct. The Code of Conduct will apply to all of New Allurion’s employees, officers, and directors, as well as all of New Allurion’s contractors, consultants, suppliers, and agents in connection with their work for New Allurion. Upon the consummation of the Business Combination, the full text of New Allurion’s Code of Conduct will be posted on New Allurion’s website at investors.allurion.com. New Allurion intends to disclose future amendments to, or waivers of, its Code of Conduct, as and to the extent required by SEC regulations, at the same location on its website identified above or in public filings. Information contained on New Allurion’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on New Allurion’s website to be part of this proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Allurion’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the New Allurion Board or compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Compute Health Related Person Transactions

Founder Shares

On October 16, 2020, the Sponsor purchased 21,562,500 shares of Compute Health Class B Common Stock (the “Founder Shares”) for an aggregate price of $25,000. The Sponsor agreed to forfeit up to 2,812,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of Compute Health’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 9, 2021; thus, these 2,812,500 Founder Shares are no longer subject to forfeiture.

The Initial Stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial business combination and (B) subsequent to the initial Business Combination, (x) if the last reported sale price of the Compute Health Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which Compute Health completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Related Party Loans

On October 16, 2020, the Sponsor agreed to loan Compute Health an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the closing of the Initial Public Offering. Compute Health borrowed approximately $266,000 under the Note and repaid the Note in full upon consummation of the IPO.

In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of Compute Health’s officers and directors may, but are not obligated to, loan Compute Health funds as may be required. On April 6, 2021, Compute Health entered into a Loan Note Instrument (the “Loan Note” or “Convertible Promissory Note”) with the Sponsor, pursuant to which, the Sponsor, in its sole and absolute discretion, may loan to Compute Health up to $1.5 million for costs reasonably related to Compute Health’s consummation of an initial business combination. The Loan Note does not bear any interest. The Loan Note is payable on the earliest to occur of (i) the date on which Compute Health consummates its initial business combination and (ii) the date that the winding up of Compute Health is effective. The Loan Note is subject to customary events of default, including failure by Compute Health to pay the principal amount due pursuant to the Loan Note within five business days of the Maturity Date and certain bankruptcy events of Compute Health.

At the Sponsor’s option, at any time prior to payment in full of the principal balance of the Loan Note, the Sponsor may elect to convert all or any portion of the unpaid principal balance of the Loan Note into that number of warrants, each whole warrant exercisable for one share of common stock of Compute Health (the “Conversion Warrants”), equal to: (x) the portion of the principal amount of the Loan Note being converted, divided by (y) $1.50, rounded up to the nearest whole number of warrants. The Conversion Warrants shall be identical to the warrants issued by Compute Health to the Sponsor in a private placement upon consummation of Compute Health’s initial public offering. The Conversion Warrants are subject to customary registration rights granted by Compute Health to the Sponsor pursuant to the Loan Note. As of September 30, 2022 and December 31, 2021, $1.5 million was drawn on the Convertible Promissory Note, presented at its fair value of $163,520 on the accompanying condensed balance sheets.

On July 28, 2022, Compute Health entered into a second Loan Note Instrument (the “Second Loan Note”) with its Sponsor, pursuant to which, the Sponsor, in its sole and absolute discretion, may loan to Compute Health up to $1.5 million for costs reasonably related to Compute Health’s consummation of an initial business combination. The Second Loan Note does not bear any interest. The Second Loan Note is payable on the earliest to occur of (i) the date on which Compute Health consummates its initial business combination and (ii) the date that the winding up of Compute Health is effective. As of the date of this proxy statement/prospectus, the full amount under the Second Loan Note had been drawn.

On February 9, 2023, Compute Health entered into a third Loan Note Instrument (the “Third Loan Note”) with its Sponsor, pursuant to which, the Sponsor, in its sole and absolute discretion, may loan to Compute Health up to $4.75 million for costs reasonably related to Compute Health’s consummation of an initial Business Combination. The Third Loan Note does not bear any interest. The Third Loan Note is payable on the earliest to occur of (i) the date on which Compute Health consummates its initial business combination and (ii) the date that the winding up of Compute Health is effective. As of the date of this proxy statement/prospectus, the full amount under the Second Loan Note was available for borrowing.

On May 2, 2023, the Sponsor and Compute Health entered into the Sponsor Contribution Agreement pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Sponsor agreed to contribute to Compute Health, as a contribution to capital, the Sponsor Contributed Shares. The Sponsor’s contribution of the Sponsor Contributed Shares will be contingent on the closing of the transactions contemplated by the Business Combination Agreement, and will be effective immediately following the Sponsor Recapitalization and immediately prior to the CPUH Merger Effective Time.

Allurion Related Person Transactions

Allurion Series D Preferred Stock Financing

In July 2021, Allurion sold an aggregate of 1,539,129 shares of Allurion Series D-2 Preferred Stock at the purchase price described below with respect to the conversion of convertible promissory notes to the related persons listed below. The following table summarizes these purchases by such related persons:

Name	Shares of Allurion Series D-2 Preferred Stock	Total Purchase Price
Entities affiliated with Amarat Investments Limited (1)	913,700	$5,688,333
Michael Davin(2)	34,883	$217,169
Entities affiliated with Krishna Gupta(3)	546,240	$3,400,672
Entities affiliated with Todd Zavodnick(4)	44,306	$275,833

(1)	Entities affiliated with Amarat Investments Limited hold more than 5% of Allurion’s outstanding capital stock.
(2)	Michael Davin is a director of Allurion.
(3)	Krishna Gupta is a director of Allurion and entities affiliated with Krishna Gupta hold more than 5% of Allurion’s outstanding capital stock.
(4)	Todd Zavodnick is a director of Allurion.

Pre-Series D Convertible Note Financing

In certain cases, the payment of the total purchase price for shares of Allurion Series D-2 Preferred Stock listed above consisted of, or included, the conversion of convertible promissory notes held by the related persons. From October 2018 to July 2020, Allurion sold an aggregate of approximately $7.1 million in principal amount of convertible promissory notes to the related persons listed below. The outstanding balance of such convertible promissory notes converted into shares of Allurion Series D-2 Preferred Stock at a discounted purchase price of $6.2256 per share and are reflected in the above table. The following table summarizes the convertible promissory notes issued by Allurion to such related persons:

Name	Principal Amount	Security Converted Into
Entities affiliated with Amarat Investments Limited (1)	$5,000,000	Allurion Series D-2 Preferred Stock
Michael Davin(2)	$196,830	Allurion Series D-2 Preferred Stock
Entities affiliated with Krishna Gupta(3)	$1,650,000	Allurion Series D-2 Preferred Stock
Entities affiliated with Todd Zavodnick(4)	$250,000	Allurion Series D-2 Preferred Stock

(1)	Entities affiliated with Amarat Investments Limited hold more than 5% of Allurion’s outstanding capital stock.
(2)	Michael Davin is a director of Allurion.
(3)	Krishna Gupta is a director of Allurion and entities affiliated with Krishna Gupta hold more than 5% of Allurion’s outstanding capital stock.
(4)	Todd Zavodnick is a director of Allurion.

Allurion Series C Preferred Stock Financing

In January 2017, Allurion sold 5,615,410 shares of Allurion Series C Preferred Stock (i) at a purchase price of $3.290, and (ii) at the conversion price described below with respect to the conversion of convertible promissory notes, in each case to the related persons listed below. The following table summarizes these purchases by such related persons:

Name	Shares of Series C Preferred Stock	Total Purchase Price
Entities affiliated with Amarat Investments Limited (1)	1,519,756	$5,000,000
Entities affiliated with Krishna Gupta(2)	4,095,654	$13,030,000

(1)	Entities affiliated with Amarat Investments Limited hold more than 5% of Allurion’s outstanding capital stock.
(2)	Krishna Gupta is a director of Allurion and entities affiliated with Krishna Gupta hold more than 5% of Allurion’s outstanding capital stock.

Pre-Series C Convertible Note Financing

In certain cases, the payment of the total purchase price for shares of Allurion Series C Preferred Stock listed above consisted of, or included, the conversion of convertible promissory notes held by the related persons. In May 2016, Allurion sold an aggregate of approximately $2.5 million in principal amount of convertible promissory notes, which bore no interest, to the related persons listed below. The outstanding balance of such convertible promissory notes converted into shares of Allurion Series C Preferred Stock at a discounted purchase price of $2.797 per share and are reflected in the above table. The following table summarizes the convertible promissory notes issued by Allurion to such related persons:

Name	Principal Amount	Security Converted Into
Entities affiliated with Krishna Gupta(1)	$2,500,000	Allurion Series C Preferred Stock

(1)	Krishna Gupta is a director of Allurion and entities affiliated with Krishna Gupta hold more than 5% of Allurion’s outstanding capital stock.

Allurion Series A Preferred Stock Financing

In July 2012, Allurion sold 74,595 shares of Allurion Series A Preferred Stock at the conversion price described below with respect to the conversion of convertible promissory notes, in each case to the related persons listed below. The following table summarizes these purchases by such related persons:

Name	Shares of Series A Preferred Stock	Total Purchase Price
Entities affiliated with Krishna Gupta(1)	74,595	$54,305

(1)	Krishna Gupta is a director of Allurion and entities affiliated with Krishna Gupta hold more than 5% of Allurion’s outstanding capital stock.

Pre-Series A Convertible Note Financing

In certain cases, the payment of the total purchase price for shares of Allurion Series A Preferred Stock listed above consisted of, or included, the conversion of convertible promissory notes held by the related persons. In August 2011, Allurion sold an aggregate of approximately $50,000 in principal amount of convertible promissory notes to the related persons listed below. Interest on the principal amount of the convertible notes accrued at a rate of 10% per year. The outstanding balance of such convertible promissory notes converted into shares of Allurion Series A Preferred Stock at a discounted purchase price of $0.728 per share and are reflected in the above table. The following table summarizes the convertible promissory notes issued by Allurion to such related persons:

Name	Principal Amount	Security Converted Into
Entities affiliated with Krishna Gupta(1)	$50,000	Allurion Series A Preferred Stock

(1)	Krishna Gupta is a director of Allurion and entities affiliated with Krishna Gupta hold more than 5% of Allurion’s outstanding capital stock.

PIPE Investment

Certain PIPE Investors related to Allurion have entered into PIPE Subscription Agreements with Compute Health and New Allurion, pursuant to which they have subscribed for shares of New Allurion Common Stock in connection with the PIPE Investment. Such PIPE Investors participating in the PIPE Investment include Michael Davin (217,000 shares), who is a director of Allurion. For more information about the PIPE Subscription Agreements, see the subsection entitled “The Business Combination Agreement—Related Agreements—PIPE Subscription Agreements.”

Gaur Contribution Agreement

On May 2, 2023, the Gaur Trust and New Allurion entered into the Gaur Contribution Agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Gaur Trust agreed to contribute to New Allurion, as a contribution of capital, the Gaur Trust Contributed Shares. The Gaur Trust’s contribution of the Gaur Trust Contributed Shares will be effective immediately following the consummation of the transactions contemplated by the Business Combination Agreement and the issuance of New Allurion Common Stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement. For more information about the Gaur Contribution Agreement, see the subsection entitled “The Business Combination Agreement — Related Agreements — Contribution Agreements — Gaur Contribution Agreement.”

RSU Forfeiture Agreement

On May 2, 2023, Krishna Gupta, a member of the Allurion Board, entered into the RSU Forfeiture Agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Mr. Gupta agreed to forfeit to the Forfeited RSUs. The Forfeited RSUs shall be terminated and cancelled without consideration therefor, effective as of immediately following the consummation of the transactions contemplated by the Business Combination Agreement. For more information, about the RSU Forfeiture Agreement, see the subsection entitled “The Business Combination Agreement — Related Agreements — Contribution Agreements — RSU Forfeiture Agreement.”

2023 Convertible Note Incremental Financing

On February 15, 2023, Allurion sold the $13 million HVL Bridge Note to HVL and entered into a Side Letter with HVL, who is a limited partner of Romulus Growth Allurion L.P., which is a fund affiliated with Krisha Gupta (a director of Allurion; in addition, entities affiliated with him hold more than 5% of our outstanding capital stock). In connection with the refinancing of the Initial Financing, we entered into Termination Agreements with each of Side Letter Holders, including HVL, pursuant to which each Side Letter was terminated, effective as of May 2, 2023. Other provisions of the Side Letter Holders’ Bridge Notes remain unchanged and in full force and effect.

HVL’s Termination Agreement provides, upon the terms and subject to the conditions set forth therein, Allurion with the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under the HVL Bridge Note, including by way of (a) a $2 million Prepayment, $1.5 million of which is deemed a prepayment penalty and (b) immediately prior to the consummation of the Business Combination, an Additional Payment of at least $6 million under the HVL Bridge Note by way of (i) payment in cash by us and/or (ii) the sale and transfer of all or any portion of the HVL Bridge Note, equivalent in value to the portion of the Additional Payment to be repaid pursuant to this clause (b)(ii), to any person or persons designated in writing by us.

In addition, under HVL’s Termination Agreement, upon the terms and subject to the conditions set forth therein, New Allurion has agreed to issue to HVL a number of shares of New Allurion Common Stock equal to (a) (i) the New Allurion Share Target minus (ii) the number of shares of New Allurion Common Stock issued to HVL upon the consummation of the Business Combination in exchange for the shares of Allurion Common Stock issued upon conversion of the HVL Bridge Note pursuant to the terms thereof (and based on the outstanding principal and accrued interest under such notes as of such time) plus (b) 300,000 shares of New Allurion Common Stock. New Allurion.

On June 24, 2023, Allurion sold a $200,000 Bridge Note to its Chief Commercial Officer, Benoit Chardon.

For more information about the 2023 Convertible Note Incremental Financing and the HVL Bridge Note, see the subsection entitled “The Business Combination Agreement — Related Agreements — 2023 Convertible Note Incremental Financing.”

Investor Rights Agreement

The Business Combination Agreement contemplates that, immediately prior to the CPUH Merger Closing, New Allurion, certain equity holders of Compute Health, certain equity holders of Allurion and certain other persons will enter into the Investor Rights Agreement, pursuant to which New Allurion agrees to, within 30 days of the Intermediate Merger Closing Date, register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Allurion Common Stock and other equity securities of New Allurion that are held by the parties thereto from time to time. For more information about the Investor Rights Agreement, see the section entitled “The Business Combination Agreement — Related Agreements — Investor Rights Agreement.”

Indemnification Agreements

We intend to enter into indemnification agreements with New Allurion’s directors and executive officers. The indemnification agreements and the Proposed Charter and the Proposed Bylaws will require New Allurion to indemnify its directors and executive officers to the fullest extent permitted by law.

Consulting Agreements with KKG Enterprises, LLC and Remus Group Management, LLC

In the first quarter of 2023, Allurion entered into consulting agreements with KKG Enterprises, LLC (“KKG Enterprises”) and Remus Group Management, LLC (“Remus Group Management”) to assist Allurion in building out its AI platform, augment its AI advisory board, and provide advisory services related to the Business Combination. These agreements were tied to Allurion Board-related work by Krishna Gupta, who is a director of Allurion, CEO of Remus Group Management, principal at KKG Enterprises, and affiliated with Romulus Capital, a stockholder of Allurion. The agreements include payments of $0.2 million to KKG Enterprises and $0.3 million to Remus Group Management.

Executive Officer and Director Compensation Arrangements

See the section entitled “Executive Compensation” for information regarding compensation arrangements with the executive officers and directors of Allurion, which include, among other things, employment, termination of employment and change in control arrangements, stock awards and certain other benefits.

Related Party Transaction Policy Following the Business Combination

Upon consummation of the Business Combination, it is anticipated that the New Allurion Board will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which New Allurion or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of New Allurion’s executive officers or a member of the New Allurion Board;

•	any person who is known by New Allurion to be the beneficial owner of more than 5% of our voting stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of our voting stock and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

It is also anticipated that New Allurion will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, the audit committee will have the responsibility to review related person transactions.

Allurion Middle East Medical Instruments Trading, LLC

Allurion Middle East Medical Instruments Trading, LLC (“Allurion Middle East”), is Allurion’s subsidiary in the United Arab Emirates (the “UAE”). Per the law of the UAE, the majority owner of a UAE limited liability company must be a UAE entity. Pursuant to the Second Restated Memorandum of Association of Allurion Middle East Medical Instruments Trading, Shuraa Management & Consultancy LLC is a 51% owner of Allurion Middle East; Allurion owns the remaining 49%.

Allurion Middle East was established to carry on the business of medical, surgical equipment and instruments trading in the middle east on behalf of Allurion. Allurion gives Allurion Middle East permission to enter into agreements and act as an agent on its behalf. Allurion Middle East’s capital is AED 300,000 divided into 300 non-divisible shares, par value AED 1,000. The capital is fully paid in cash and divided as follows: Shuraa Management & Consultancy LLC received 153 shares at a value of AED 153,000 and holds 51% in capital. Allurion holds 147 shares for a value of AED 147,000 and holds 49% in capital. New shares may be issued at any time to increase capital or by transferring the available reserve to share capital by a resolution of the board. Shares are assignable. Under this contract, transfers are not permitted where they would reduce the UAE national partner’s hold in the capital below 51% unless the number of partners is reduced to below 2 or increased to above 50. Profits from Allurion Middle East are distributed 20% to Shuraa Management and Consultancy LLC and 80% to Allurion.

On February 2, 2022, Allurion Middle East entered into a one-year lease agreement with Shuraa Business Centre Branch (“SBCB”), an affiliate of Shuraa Management & Consultancy LLC. Under this lease, Allurion Middle East pays to SBCB AED 41,500 per year, paid on a monthly basis, plus a AED 3,000 refundable security deposit and a 5% VAT. This lease automatically renews after one year as agreed to by the parties. Cancellation of this contract is not permitted until the seventh month and requires a two month notice period. Standard indemnity provision exists.

Chardon Consulting Agreement

On August 1, 2018, Allurion entered into a consulting agreement with Benoit Chardon under which Mr. Chardon agreed to perform consulting services for Allurion and to serve as Allurion’s Vice President of Sales and Marketing. Under the original consulting agreement, Mr. Chardon was to earn a monthly base consulting fee of EUR 25,000 and an incentive compensation scheme with a target of 30% of the base quarterly fee.

Under this agreement, Mr. Chardon received an option to acquire a maximum of 100,000 shares of Allurion subject to the Company’s 2010 Stock Incentive Plan. 25% of the shares vest one year after the vesting start date and are exercisable for an additional 2.0833% on the last day of each month, with all shares becoming fully vested on the fourth anniversary of the vesting start date. Upon termination, all vesting ceases. On August 1, 2018, Allurion paid Mr. Chardon a one-time fee of EUR 25,000. Additionally, Allurion paid a EUR 10,000 relocation reimbursement fee to Mr. Chardon as well as a EUR 10,000 annual contribution towards French private sector unemployment insurance.

This contract was amended on January 25, 2022 to provide for continuing consulting services. Beginning January 1, 2022, the consulting fee was increased to EUR 28,333.33 per month and provided Mr. Chardon with an advance on the January, February, and March 2022’s fees in an aggregate amount of EUR 85,000 and on the sales commissions for the six months ending June 30, 2022 in an aggregate amount of EUR 234,800. If Mr. Chardon is terminated or ends his employment before repayment of the advances, he agrees to reimburse the company within 30 days from the date of termination. In the event of default, Mr. Chardon agrees to repay the advance on demand all costs and expended paid by Allurion to him.

Paris Lease Agreement

LNMP JPBC Investment, a French entity, is the lessor under the 56 Rue des Petites Ecuries, Paris Lease (the “56 Rue des Petites Ecuries Lease”). LNMP JPBC Investment is partially owned by Benoit Chardon, the Company’s Chief Commercial Officer. Under the 56 Rue des Petites Ecuries Lease, Allurion pays monthly rent of €9,284. The 56 Rue des Petites Ecuries Lease has a three year term, which began in August 2022, and is renewable by agreement between Allurion and LNMP JPBC Investment.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of New Allurion stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the New Allurion Board, (ii) otherwise properly brought before such meeting by or at the direction of the New Allurion Board, or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record on the date of giving of the notice and on the record date for determination of stockholders entitled to vote at such meeting, who is present (in person or by proxy) at the meeting and who has complied with the notice procedures specified in the Proposed Bylaws.

To be timely for New Allurion’s annual meeting of stockholders, New Allurion’s secretary must receive the written notice at New Allurion’s principal executive offices:

•	not later than the 90th day; and

•	not earlier than the 120th day before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year (as would be the case for New Allurion’s 2023 annual meeting) or New Allurion holds its annual meeting of stockholders more than thirty (30) days before or sixty (60) days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be received no later than the close of business on the later of the 90th day prior to the scheduled date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The Chairperson of the New Allurion Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

Under Rule 14a-8 of the Exchange Act, a stockholder’s proposal to be included in the proxy statement and proxy card for the 2024 annual meeting pursuant to Rule 14a-8 must be received at our principal office a reasonable time before New Allurion begins to print and send out its proxy materials for such 2024 annual meeting (and New Allurion will publicly disclose such date when it is known).

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for election at an annual general meeting of stockholders. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to New Allurion’s secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by New Allurion’s secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the Compute Health Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Compute Health Acquisition Corp., 1100 North Market Street, 4th Floor, Wilmington, Delaware 19890. Following the Business Combination, such communications should be sent in care of Allurion Technologies, Inc., 11 Huron Drive, Natick, Massachusetts 01760. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Goodwin Procter LLP will pass upon the validity of the securities of New Allurion offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Allurion Technologies, Inc. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm as experts in accounting and auditing.

The financial statements of Compute Health Acquisition Corp. as of December 31, 2022 and 2021, and for each of the two years in the period ended December 31, 2022, appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon which includes an explanatory paragraph regarding the substantial doubt related to the ability of the Company’s ability to continue as a going concern, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

New Allurion has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Compute Health files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Compute Health at the SEC web site containing reports, the registration statement and other information at: http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: CPUH.info@investor.morrowsodali.com

If you are a stockholder of Compute Health and would like to request documents, please do so no later than business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from Morrow Sodali, Morrow Sodali will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Compute Health has been supplied by Compute Health, and all such information relating to New Allurion and Allurion has been supplied by Allurion. Information provided by one another does not constitute any representation, estimate or projection of the other.

INDEX TO FINANCIAL STATEMENTS

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

Financial Statements (Audited) as of and for the Years Ended December 31, 2022 and 2021

COMPUTE HEALTH ACQUISITION CORP.

Financial Statements (Audited) as of and for the Years Ended December 31, 2022 and 2021

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$9,943	$7,685
Accounts receivable, net of allowance of doubtful accounts of $1,741 and $741, respectively	28,988	29,346
Inventory	4,314	3,865
Prepaid expenses and other current assets	2,485	2,487

Total current assets	45,730	43,383
Property and equipment, net	2,587	2,382
Right-of-use asset	3,564	2,899
Other long-term assets	6,085	2,706

Total assets	$57,966	$51,370

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$13,706	$5,809
Current portion of term loan	53,521	53,360
Current portion of lease liabilities	865	905
Accrued expenses and other current liabilities	15,888	15,793

Total current liabilities	83,980	75,867
Convertible notes payable, net of discounts ($13,600 measured at fair value)	16,703	3,103
Lease liabilities, net of current portion	2,902	2,163
Other liabilities	4,037	2,551

Total liabilities	107,622	83,684

Commitments and Contingencies (Note 14)
Redeemable convertible preferred stock:

Series C redeemable convertible preferred stock, $.0001 par value - 8,113,616 shares authorized; 7,927,446 shares issued and outstanding; redemption and liquidation value of $39,122	39,122	39,122
Stockholders’ deficit:
Convertible preferred stock (Series A, A-1, B, D-1, D-2, D-3), $0.0001 par value; 12,916,272 shares authorized; 11,988,004 and 11,984,370 shares issued and outstanding; redemption and liquidation value of $91,259 and $90,539 as of March 31, 2023 and December 31, 2022, respectively	58,029	57,999
Common stock, $0.0001 par value – 38,000,000 and 35,000,000 shares authorized as of March 31, 2023 and December 31, 2022, respectively; 7,670,669 and 7,654,943 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively	51	51
Additional paid-in capital	3,135	2,706
Accumulated deficit	(149,993)	(132,192)

Total stockholders’ deficit	(88,778)	(71,436)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$57,966	$51,370

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2023	2022
Revenue	$14,071	$12,713
Cost of revenue	2,940	2,576

Gross profit	11,131	10,137

Operating expenses:
Research and development	7,852	3,069
General and administrative	5,306	3,779
Sales and marketing	11,864	8,873

Total operating expenses:	25,022	15,721

Loss from operations	(13,891)	(5,584)

Other (expense) income:
Interest expense, net	(2,237)	(702)
Changes in fair value of derivative liability	(29)	—
Changes in fair value of warrants	(1,475)	34
Other expense, net	(135)	(167)

Total other income (expense):	(3,876)	(835)

Loss before income taxes	(17,767)	(6,419)
Provision for income taxes	(34)	—

Net loss and comprehensive loss	(17,801)	(6,419)

Cumulative undeclared preferred dividends	(717)	(717)

Net loss attributable to common shareholders	$ (18,518)	$ (7,136)

Net loss per share
Basic and diluted	$ (2.42)	$ (0.96)

Weighted-average shares outstanding
Basic and diluted	7,661,736	7,422,026

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(dollars in thousands)

	Redeemable Convertible Preferred Stock		Stockholders’ Deficit
			Convertible Preferred Stock		Common Sock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2022	7,927,446	$39,122	11,977,580	$57,973	7,383,096	$51	$2,139	$(94,448)	$(34,285)
Exercise of stock options	—	—	—	—	66,530	—	63	—	63
Stock-based compensation							73		73
Net loss	—	—	—	—	—	—	—	(6,419)	(6,419)

Balance as of March 31, 2022	7,927,446	39,122	11,977,580	57,973	7,449,626	51	2,275	(100,867)	(40,568)

Balance as of January 1, 2023	7,927,446	39,122	11,984,370	57,999	7,654,943	51	2,706	(132,192)	(71,436)
Exercise of stock options	—	—	—	—	15,726	—	20	—	20
Stock-based compensation expense	—	—	—	—	—	—	409	—	409
Issuance of Series B convertible preferred stock for the exercise of warrants	—	—	3,634	30	—	—		—	30
Net loss	—	—	—	—	—	—		(17,801)	(17,801)

Balance as of March 31, 2023	7,927,446	$39,122	11,988,004	$58,029	7,670,669	$51	$3,135	$(149,993)	$(88,778)

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Three Months Ended March 31,
	2023	2022
Operating Activities:
Net loss	$(17,801)	$(6,419)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash lease expense	209	170
Depreciation and amortization	245	213
Stock-based compensation	409	73
Provision for uncollectible accounts	999	—
Unrealized exchange (gain) or loss	(88)	—
Change in fair value of warrant liabilities	1,475	(34)
Change in fair value of derivative liability	29	—
Non-cash interest expense	317	207
Changes in operating assets and liabilities:
Accounts receivable	(427)	(4,352)
Inventory	(449)	(432)
Prepaid expenses, other current and long-term assets	36	(730)
Operating lease liabilities	(175)	(174)
Accounts payable	5,354	1,963
Accrued expenses and other current liabilities	(451)	417

Net cash used in operating activities	$(10,318)	$(9,098)

Investing Activities:
Purchases of property and equipment	(277)	(318)

Net cash used in investing activities	$ (277)	$ (318)

Financing Activities:
Proceeds from issuance of convertible notes - net	13,600	1,103
Proceeds from option and warrant exercises	32	63
Payment of deferred financing costs	(766)	—

Net cash provided by financing activities	$12,866	$1,166

Net increase (decrease) in cash and cash equivalents and restricted cash	2,271	(8,250)

Cash and cash equivalents and restricted cash at beginning of period	8,023	26,017

Cash and cash equivalents and restricted cash at end of period	$10,294	$17,767

Supplemental disclosure of cash flow information
Cash paid for interest	$1,920	$495
Supplemental cash flow information on non-cash investing and financing activities
Purchase of property and equipment included in accounts payable	$174	$—
Deferred Financing costs in accounts payable and accrued expenses	$2,634	$—

A reconciliation of the amounts of cash and cash equivalents and restricted cash in the consolidated balance sheets to the amount in the consolidated statements of cash flows is as follows (in thousands):

	March 31, 2023	December 31, 2022
Cash and cash equivalents	$9,943	$7,685
Restricted cash included in other long-term assets	351	338
Cash and cash equivalents and restricted cash shown in the statement of cash flows	$10,294	$8,023

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

1.	Organization and Description of Business

Organization

Allurion Technologies, Inc. (“Allurion” or the “Company”) is a vertically integrated medical device company that is developing, manufacturing, and commercializing innovative weight loss experiences centered around its Allurion™ Gastric Balloon. The Allurion Gastric Balloon is the world’s first and only swallowable, procedure-less intragastric balloon for weight loss that does not require surgery, endoscopy, or anesthesia for placement or removal. Allurion sells the Allurion Gastric Balloon and related hardware accessories through distributors or directly to health care providers. The Company currently also provides, free of charge, artificial intelligence (AI)-powered remote patient monitoring tools, a mobile app for patients and a clinic dashboard for providers, referred to as the Allurion Virtual Care Suite or “VCS” and collectively with the Allurion Gastric Balloon referred to as the “Allurion Program”. Allurion currently markets the Allurion Program in over 50 countries, and the Company operates subsidiaries in the U.S., France, the United Arab Emirates, Hong Kong, the United Kingdom, Italy, Spain, Australia and Mexico.

Proposed Merger

On February 9, 2023, we and our wholly-owned subsidiary, Allurion Technologies Holdings, Inc. (“New Allurion”), entered into the Business Combination Agreement with Compute Health, Merger Sub I and Merger Sub II. Under the Business Combination Agreement, a series of Mergers will occur in which the Merger Sub II continues as the surviving limited liability company and a wholly-owned subsidiary of New Allurion. If the Mergers are successfully completed, our business operations will continue as the business operations of New Allurion. The Mergers are expected to close in the second or third quarter of 2023 and are subject to approval by our stockholders, the stockholders of Compute Health as well as other customary closing conditions. The Mergers are expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Compute Health, which is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes, and we will be the accounting “acquirer”. Accordingly, the Mergers will be treated as the equivalent of us issuing stock for the net assets of Compute Health, accompanied by a recapitalization. Our net assets and the net assets of Compute Health will be stated at historical costs, with no goodwill or other intangible assets recorded. This determination is primarily based on the expectations that, immediately following the Mergers, our stockholders will have a majority of the voting power of New Allurion, we will control the majority of the board seats of New Allurion, and our senior management will comprise all of the senior management of New Allurion. Upon the consummation of the Mergers, New Allurion will become a publicly listed company. Refer to FN 17 – Subsequent Events included in the consolidated financial statements and notes as of and for the year ended December 31, 2022 for additional information regarding the proposed merger.

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). It should be read in conjunction with the Company’s Annual Report for the year ended December 31, 2022. The financial statements as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 presented in this quarterly report are unaudited; however, in the opinion of management such financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the periods presented are not necessarily indicative of the results that might be expected for future interim periods or for the full year.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

The consolidated financial statements include Allurion; and its consolidated subsidiaries, Allurion France SAS, and Allurion Middle East, LLC, which were both incorporated in 2017; Allurion Hong Kong Ltd., which was incorporated in 2019; Allurion UK Ltd., which was incorporated in 2021; Allurion Italy, Srl, Allurion Spain, Srl, Allurion Australia Pty Ltd., Allurion Mexico S. de R.L de C.V, which were incorporated in 2022; and Allurion Technologies Holdings, Inc which was incorporated in 2023. The Company’s principal operations are located in Europe, the Middle East, Africa, Latin America, Canada and the Asia-Pacific region, and it operates in one business segment.

Our foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency for all of our foreign subsidiaries is the United States dollar except Allurion Australia Pty Ltd., which uses the Australian dollar. When remeasuring from a local currency to the functional currency, assets and liabilities are remeasured into U.S. dollars at exchange rates in effect at the balance sheet dates and results of operations transacted in local currency are remeasured into U.S. dollars using average exchange rates for the period presented. A gain from remeasurement of $0.1 million and loss from remeasurement of $0.2 million as of March 31, 2023 and 2022, respectively, are recorded in the statements of operations and comprehensive loss within other expense, net. The Company translates the foreign functional currency financial statements to U.S. dollars for Allurion Australia Pty Ltd. using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenues and expenses, and the historical exchange rates for equity transactions. The effects of foreign currency translation adjustments were immaterial for the three months ended March 31, 2023 and 2022.

Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued.

The Company has incurred recurring losses since inception and anticipates net losses and negative operating cash flows for the near future and may be unable to remain in compliance with certain financial covenants required under its credit facility. Through March 31, 2023, the Company has funded its operations primarily with proceeds from the sale of its convertible preferred stock, issuance of convertible notes, issuance of term loans and funds available under the line of credit. The Company has incurred recurring losses and cash outflows from operating activities since its inception, including net losses of $17.8 million and $6.4 million and cash outflows from operating activities of $10.3 million and $9.1 million for the three months ended March 31, 2023 and 2022, respectively. As of March 31, 2023, the Company had an accumulated deficit of $150.0 million. The Company expects to continue to generate significant operating losses for the foreseeable future.

The Company is seeking to complete a planned merger with Compute Health Acquisition Corp. (“CPUH”). In the event the Company does not complete the merger, the Company expects to seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s shareholders. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance its future operations and debt service payments, as of June 12, 2023, the issuance date of the condensed consolidated financial

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

statements for the three months ended March 31, 2023, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

The accompanying condensed consolidated financial statements do not include any adjustments that might result from any failure to successfully consummate the business combination with CPUH, or the Company’s inability to continue as a going concern. Accordingly, the condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. The Company is subject to various covenants related to the 2021 Term Loan (Note 7), and, given the substantial doubt about the Company’s ability to continue as a going concern, there is a risk that it may not meet its covenants in the future. Due to the substantial doubt about the Company’s ability to continue operating as a going concern for twelve months from the issuance date of these financial statements and the liquidity covenant clause within the 2021 Term Loan, the amounts due as of March 31, 2023 have been classified as current liabilities in the consolidated financial statements. The lender has not invoked the material adverse change clause and the Company has met the liquidity covenant as of the date of issuance of these financial statements.

Impact of COVID-19

The Company is subject to additional risks and uncertainties due to the ongoing pandemic of the novel coronavirus, or COVID-19. Conditions have improved in the U.S. in recent months and the U.S. Secretary of Health and Human Services has declared that the COVID-19 public health emergency expired on May 11, 2023. The Company has not experienced declines in revenue nor significant disruptions to its supply chain. The Company will continue to assess the evolving impact of COVID-19.

2.	Summary of Significant Accounting Policies

Besides the following, there have been no significant changes from the significant accounting policies disclosed in Note 2 of the “Notes to Consolidated Financial Statements” included in the consolidated financial statements and notes as of and for the year ended December 31, 2022.

2023 Convertible Notes

The Company accounts for the convertible notes issued in February 2023 under the fair value option (“FVO”) election of ASC Topic 825, Financial Instruments (“ASC 825”). The convertible notes accounted for under the FVO election are each debt host financial instruments containing embedded features wherein the entire financial instrument is initially measured at its issue-date estimated fair value and then subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. Changes in the estimated fair value of the convertible notes are recorded as a component of Other (expense) income in the consolidated statements of operations, except that the change in estimated fair value attributable to a change in the instrument-specific credit risks is recognized as a component of other comprehensive income. As a result of electing the FVO, direct costs and fees related to the 2023 Convertible Notes are expensed as incurred. The convertible notes issued in 2020, 2021 and 2022 are accounted for as disclosed in Note 7, Debt to the financial statements as of and for year ended December 31, 2022.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

reported amounts of revenues and expenses during the reporting period. Management considers many factors in selecting appropriate financial accounting policies and controls in developing the estimates and assumptions that are used in the preparation of these consolidated financial statements. Management must apply significant judgement in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Actual results could differ from those estimates.

Risk of Concentration of Credit, Significant Customers and Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents, and accounts receivable, net. The Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company maintains its cash, cash equivalents and restricted cash with financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Significant customers are those which represent more than 10% of the Company’s total revenue for the three months ended March 31, 2023 and 2022 or accounts receivable, net balance as of March 31, 2023 and December 31, 2022. The following table presents customers that represent 10% or more of the Company’s total revenue and accounts receivable, net:

	Revenue		Accounts Receivable
	Three Months Ended March 31		March 31, 2023	December 31, 2022
	2023	2022
Customer A	N/A	24%	N/A	13%
Customer B	N/A	11%	N/A	N/A
Customer C	N/A	N/A	12%	12%

The Company relies on third parties for the supply of parts and components for its products as well as third- party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers of parts and components to satisfactorily deliver its products to its customers on time, if at all, which could have a material adverse effect on the Company’s operating results, financial condition and cash flows and damage its customer relationships.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). The standard, including subsequently issued amendments, requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets such as available for sale debt securities, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted ASU 2016-13 effective January 1, 2023 under the prospective transition approach. The adoption of ASU 2016-13 did not have a material impact on the Company’s condensed consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Recently Issued Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance if certain criteria are met for entities that have contracts, hedging relationships and other transactions that reference LIBOR or other reference rates expected to be discontinued as a result of reference rate reform. Subsequent to issuance, the FASB issued ASU 2021-01 in January 2021 to refine and clarify some of its guidance on ASU 2020-04, and ASU 2022-06 in December 2022 to extend the period of time preparers can utilize this guidance. This ASU is effective upon issuance and can be applied through December 31, 2024. Upon the transition of the Company’s contracts and transactions to new reference rates in connection with reference rate reform, the Company will prospectively apply the standard and disclose the effect on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging—Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. Update No. 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted no earlier than the fiscal year beginning after December 15, 2020. The Company is currently evaluating the potential impact of the adoption of this standard on its consolidated financial statements.

3.	Revenue

Revenue by geographic region is based on the country in which our customer is domiciled and is summarized by geographic area as follows (in thousands):

	Three Months Ended March 31,
	2023	2022
France	$1,855	$1,479
Spain	1,624	914
United Kingdom	1,193	688
Chile	819	3,024
All other countries	8,580	6,608

Total Revenues	$14,071	$12,713

There is currently no revenue generated in the United States. For the three months ended March 31, 2023, $3.4 million of revenue was generated in four countries included within All other countries in the table above, representing approximately 25% of Total Revenues, with each country responsible for approximately 5%-8% of the total. Remaining revenue was generated by sales in 29 other countries included within All other countries. For the three months ended March 31, 2022, $2.8 million of revenue was generated in four countries included within All other countries, representing approximately 22% of Total Revenues, with each country responsible for approximately 3%-8% of the total. Remaining revenue was generated by sales in 30 other countries included within All other countries.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

4.	Inventory

Inventory consists of the following (in thousands):

	March 31, 2023	December 31, 2022
Finished goods	$2,347	$2,096
Work in progress	707	213
Raw materials	1,260	1,556

Total Inventory	$4,314	$3,865

5.	Property and Equipment, net

Property and equipment consist of the following (in thousands):

	Estimates Useful Life (in Years)	March 31, 2023	December 31, 2022
Computers and purchased software	3	$575	$575
Leasehold improvements	Shorter of useful life or lease term	1,841	1,822
Furniture and fixtures	5	280	251
Machinery and equipment	3-5	2,185	2,002

Property and equipment—at cost		4,881	4,650

Less accumulated depreciation and amortization		(3,058)	(2,851)

Construction in progress		764	583

Property and equipment—net		$2,587	$2,382

Depreciation expense was $0.2 million for the three months ended March 31, 2023 and 2022, recorded as follows (in thousands):

	Three Months Ended March 31,
	2023	2022
Cost of revenue	$159	$133
Research and development	37	19
General and administrative	35	41
Sales and marketing	14	20

Total depreciation and amortization expense	$245	$213

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

6.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	March 31, 2023	December 31, 2022
Distributor fees and marketing reimbursements	$4,543	$6,348
Accrued compensation	3,218	3,453
Accrued clinical trials and R&D.	2,715	228
Accrued professional fees	2,121	2,105
Accrued interest	645	489
Accrued warranty	35	48
Other accrued expenses	2,611	3,122

Total accrued expenses and other current liabilities	$15,888	$15,793

7.	Debt

The components of the Company’s third-party debt consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
2021 Term Loan	$55,000	$55,000
Convertible Notes	16,703	3,103

Total principal amounts of debt	71,703	58,103
Plus: Accretion	278	213
Less: current portion of long-term debt, net of discounts	(53,521)	(53,360)
Less: unamortized deferred financing costs and debt discounts	(1,757)	(1,853)

Long-term debt, net of current portion and discounts	$16,703	$3,103

As of March 31, 2023 and December 31, 2022, the fair value for the Company’s third-party debt approximated the respective carrying amounts.

Term Loans

2021 Term Loan

In March 2021, the Company entered into a loan and security agreement (the “2021 Term Loan” and the “2021 Term Loan Agreement”) with Runway Growth Credit Fund, Inc. (“Runway”) that provided initial cash proceeds of $15.0 million which was drawn down in March 2021 and provided for additional borrowings of up to $10.0 million, in $5.0 million increments, based upon the achievement of certain revenue thresholds within specified time periods, as defined in the 2021 Term Loan Agreement.

In December 2021, the 2021 Term Loan Agreement was amended to extend the maturity date to December 30, 2025 and providing for an additional $20.0 million of borrowings, of which $15.0 million (the “Term C Loan”) is available based upon the achievement of certain revenue thresholds within specified time periods as defined in 2021 Term Loan Agreement. Equal monthly principal payments will commence on December 30, 2024 such that the borrowed principal amounts will be repaid in full on December 30, 2025. However, if achievement of certain revenue thresholds is achieved prior to April 15, 2023, the

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

borrowed principal amounts will be repaid in full on December 30, 2025. The revenue thresholds were achieved in June 2022. In connection with the 2021 Term Loan, the Company paid issuance costs of $0.7 million which will be amortized over the remaining life of the loan.

In December 2021, the Company issued 132,979 warrants exercisable for series C preferred stock as consideration for the Amendment and the draw down related to the 2021 Term Loan Agreement. The fair value of these warrants was determined to be $0.3 million upon issuance and are classified as a warrant liability on the condensed consolidated balance sheet as of March 31, 2023 and December 31, 2022 (see Note 8).

In June 2022, the 2021 Term Loan Agreement was amended to revise definitional terms for certain milestone events, the final payment amount and financial covenant. In September 2022, the 2021 Term Loan Agreement was further amended to, among other things: (1) change the interest rate to the higher of the prime rate or 3.25% plus the applicable margin of 6.44186%, (2) extend the maturity date of its outstanding term loans from December 30, 2025, to December 30, 2026, and (3) increase additional borrowing up to $15.0 million (the “Term D Loan”).

During June through September of 2022, the Company drew an additional $15.0 million of the Term C Loan based upon the achievement of certain revenue thresholds under the amended and restated provisions of the

2021 Term Loan. In connection with the Term C Loan under the 2021 Term Loan, the Company paid issuance costs of $0.3 million, which will be amortized over the remaining life of the loan. Upon the additional $15.0 million draw on the Term C Loan, 44,220 warrants exercisable for Series D-1 preferred stock were issued. The Company has recorded a warrant liability of $0.4 million in connection with the Term C Loan on the consolidated balance sheets. In September 2022, in connection with the amendment of the 2021 Term Loan, the Company committed to issue 44,220 warrants exercisable for Series D-1 preferred stock if the Company draws on the entire Term D Loan. The fair value of these warrants was determined to be $0.4 million upon issuance and are classified as a warrant liability on the consolidated balance sheets as of March 31, 2023 and December 31, 2022 (see Note 8).

During October through December of 2022, the Company drew an additional $15.0 million of the Term D Loan based upon the achievement of certain revenue thresholds under the amended and restated provisions of the 2021 Term Loan. As of March 31, 2023, the Company has outstanding borrowings of $55.0 million under the 2021 Term Loan and has no additional borrowings available.

The Company has the option to prepay the 2021 Term Loan provided it pays a prepayment fee equal to 3% of the outstanding principal if paid on or prior to the one-year anniversary of funding, 2% of the outstanding principal if paid after the first anniversary of funding, 1% of the outstanding principal if paid after the second anniversary of the funding and 0.5% if paid after the third anniversary of the funding. A final payment fee of 3% of the funded amount of the loan is due upon maturity, which is amortized to interest expense over the term of the 2021 Term Loan.

The 2021 Term Loan Agreement contains certain financial reporting and other covenants including the maintenance of a minimum liquidity amount of $3.0 million, maintenance of minimum product revenues over trailing twelve-month periods, and the occurrence of a material adverse change event. Upon the occurrence of an event of default, Runway may declare all outstanding obligations immediately due and payable as well as increase the interest rate 5.0% above the rate that is otherwise applicable. The Company has determined that there is substantial doubt about the Company’s ability to continue as a going concern (see Note 1) and consequently, there is a risk that it may not meet its covenants under the 2021 Term Loan in the future. Due to the substantial doubt about the Company’s ability to continue operating as a going concern for twelve months from the issuance date of these financial statements and the liquidity covenant within the loan agreement with Runway, the amounts due as of March 31, 2023 and December 31, 2022 have been classified as current in the consolidated financial statements. The Company was compliant with

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

all covenants as of March 31, 2023 and December 31, 2022. The 2021 Term Loan is secured by a first priority perfected security interest in substantially all of the assets of the Company and its subsidiaries.

Interest expense for the three months ended March 31, 2023 related to the 2021 Term Loan and 2021 Restated Term Loan was $2.1 million, consisting of $1.9 million of contractual interest, $0.1 million amortization of the warrant and term loan accretion of $0.1 million. Interest expense for the three months ended March 31, 2022 related to the 2021 Term Loan was $0.6 million, consisting of $0.6 million of contractual interest and less than $0.1 million of amortization of debt discount and amortization of the warrant. The average interest rate during the three months ended March 31, 2023 and 2022 was 14.03% and 9.5%, respectively.

Scheduled future maturities of the 2021 Term Loan for years subsequent to March 31, 2023 are as follows (in thousands):

December 31, 2023	$—
December 31, 2024	—
December 31, 2025	3,929
December 31, 2026	51,071

$55,000

Convertible Notes

2021 Convertible Notes

In December 2021, the Company entered into a Convertible Note agreement with an investor for gross proceeds of $2.0 million with a stated interest rate of 5.0% per annum (the “2021 Convertible Notes”) and a maturity date 36 months from the date of issuance unless previously converted pursuant to their terms of the agreement. No issuance costs were incurred.

The 2021 Convertible Notes provide that, effective upon either a Special Purpose Acquisition Company (i.e. “deSPAC”) transaction, closing of a qualified financing, or closing of a non-qualified financing, all of the outstanding principal and interest would automatically convert into common shares or shares of the same class or series of capital stock issued in the qualified financing in an amount equal to the balance of the 2021 Convertible Notes on the date of conversion divided by the capped conversion price which is calculated by dividing $600.0 million by the fully diluted capitalization of the Company immediately prior to the conversion of the 2021 Convertible Notes. If the 2021 Convertible Notes are not converted into common shares, the principal and accrued interest become payable by the Company on the earlier of the maturity date or upon an event of default. As defined in the 2021 Notes Agreement, an event of default is either (i) the Company being unable to pay its debts as they become due or (ii) the occurrence of events of liquidation or bankruptcy of the Company.

Interest expense for the three months ended March 31, 2023 and March 31, 2022 related to the 2021 Convertible Notes Agreement was less than $0.1 million, consisting entirely of contractual interest.

2022 Convertible Notes

In January 2022, the Company entered into a Convertible Note agreement with investors for gross proceeds of $1.1 million with a stated interest rate of 5.0% per annum (the “2022 Convertible Notes”). The 2022 Convertible Notes mature 36 months from the issuance date unless previously converted pursuant to their terms of the agreement. Issuance costs were de minimis. The 2022 Convertible Notes have the same terms as the 2021 Convertible notes.

Interest expense for the three months ended March 31, 2023 and March 31, 2022 related to the 2022 Convertible Notes Agreement was less than $0.1 million, consisting entirely of contractual interest.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

2023 Convertible Notes

In February 2023, the Company entered into a Convertible Note agreement with investors for gross proceeds of $13.6 million with a stated interest rate of 7.0% per annum (the “Bridge Notes”). The Bridge Notes mature on December 31, 2026 unless previously converted pursuant to the terms of their agreement. The Bridge Notes provide that, effective upon a deSPAC transaction, all of the outstanding principal and interest would automatically convert into a number of shares of common stock equal to the balance of the Bridge Notes on the date of conversion divided by the discounted capped conversion price, which is calculated by dividing $217.3 million by the fully diluted capitalization of the Company immediately prior to the conversion of the Bridge Notes. Additionally the Bridge Notes provide that, effective upon the closing of a qualified financing, the holder of the Bridge Notes could optionally accelerate repayment of the principal and interest of the Bridge Notes or convert all of the outstanding principal and interest into common shares or shares of the same class or series of capital stock issued in the qualified financing equal to the balance of the Bridge Notes on the date of conversion divided by the greater of the capped price or the discounted price. The capped price is calculated by dividing $260.0 million by the fully diluted capitalization of the Company immediately prior to the conversion of the Bridge Notes, and the discounted price is calculated as 85% of the cash price of the same class or series of capital stock issued in the qualified financing. The Convertible Notes entered into in February 2023 are accounted for under the fair value option (“FVO”) election of ASC Topic 825, Financial Instruments (“ASC 825”) as the notes contain embedded derivatives including the automatic conversion upon a deSPAC Transaction prior to the deSPAC deadline, voluntary conversion upon a qualified financing, automatic repayment upon a sale event, and conversion rate adjustment, that would require bifurcation and separate accounting. These convertible notes are initially measured at their issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date.

Interest expense for the three months ended March 31, 2023 related to the 2023 Convertible Notes Agreement was $0.1 million, consisting entirely of contractual interest.

8.	Fair Value Measurements

The following tables present the fair value hierarchy for its assets and liabilities that are measured at fair value at issuance date and on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):

Fair Value Measurement as of March 31, 2023
	Total Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents
Money market funds	$35	$35	$—	$—

Total assets	$35	$35	$—	$—

Liabilities:
Series C Common Stock Warrant Liability	$686	$—	$—	$686
Series B Preferred Stock Warrant Liability	527	—	—	527
Series A-1 Preferred Stock Warrant Liability	157	—	—	157
Other Common Stock Warrant Liabilities	559	—	—	559
Series C Preferred Stock Warrant Liability	1,139	—	—	1,139
Derivative Liability—Success Fee	207	—	—	207
Series D-1 Preferred Stock Warrant Liability	762	—	—	762
2023 Convertible Notes	13,600	—	—	13,600

Total Liabilities	$17,637	$—	$—	$17,637

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Fair Value Measurement as of December 31, 2022
	Total Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents
Money market funds	$4,925	$4,925	$—	$—

Total assets	$4,925	$4,925	$—	$—

Liabilities:
Series C Common Stock Warrant Liability	$340	$—	$—	$340
Series B Preferred Stock Warrant Liability	303	—	—	303
Series A-1 Preferred Stock Warrant Liability	82	—	—	82
Other Common Stock Warrant Liabilities	255	—	—	255
Series C Preferred Stock Warrant Liability	684	—	—	684
Derivative Liability—Success Fee	180	—	—	180
Series D-1 Preferred Stock Warrant Liability	707	—	—	707

Total Liabilities	$2,551	$—	$—	$2,551

The Company has classified the warrants within Level 3 of the hierarchy as the fair value is derived using the Black-Scholes option pricing model, which uses a combination of observable (Level 2) and unobservable (level 3) inputs. See table below for the assumptions used in the pricing model:

	Measurement Date	Interest Rate	Exercise Price	Estimated Fair Value of Underlying Share Price	Expected Volatility	Expected Life (Years)
Series A-1 Preferred Stock warrants	March 31, 2023	4.94%	$1.90	$11.16	63%	0.46
Series B Preferred Stock warrants	March 31, 2023	4.06%	2.38	11.20	61%	1.70
Series C Common Stock warrants	March 31, 2023	3.71%	0.01	9.16	62%	3.80
Series C Preferred Stock warrants	March 31, 2023	3.52%	6.58	11.28	62%	8.00
Other Common Stock	March 31, 2023	3.60%	1.02 - 1.10	9.16	62%	4.3 - 4.4
Series D-1 Preferred Stock warrants	March 31, 2023	3.48 - 3.52%	11.87	12.35	62%	8.0-9.5

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

	Measurement Date	Interest Rate	Exercise Price	Estimated Fair Value of Underlying Share Price	Expected Volatility	Expected Life (Years)
Series A-1 Preferred Stock warrants	December 31, 2022	4.42%	1.90	$6.75	69%	0.25
Series B Preferred Stock warrants	December 31, 2022	4.41%	2.38	6.91	65%	2.00
Series C Common Stock warrants	December 31, 2022	4.11%	0.01	4.54	63%	4.00
Series C Preferred Stock warrants	December 31, 2022	3.92%	6.58	7.24	63%	8.20
Other Common Stock	December 31, 2022	3.99%	1.02 - 1.10	4.54	63%	4.6 - 4.7
Series D-1 Preferred Stock warrants	December 31, 2022	3.88 - 3.92%	11.87	11.31	63%	8.2-9.7

Expected dividend yield for all calculations is 0.00%.

2019 Term Loan Success Fee Derivative Liability

The derivative liability for the Success Fee associated with the 2019 Term Loan was recorded at fair value as of March 31, 2023 using the following assumptions: weighted-average probability of 80% for the likelihood of a change in control or liquidity event within four years from the initial valuation date of the derivative liability; 20% that no change in control or liquidity event occurs prior to the expiration of the Success Fee period; and a market-based discount rate that will increase or decrease each period based on changes in the probability in the future cash flows.

The changes in the fair values of the warrant and derivative liabilities categorized with Level 3 inputs were as follows:

	MLSC Warrants	Preferred Stock Warrants	Common Stock Warrants	Success Fee Derivative Liability	Total
Balance - January 1, 2022	$29	$481	$231	$159	$900
Change in fair value	(5)	4	(33)	—	(34)
Balance - March 31, 2022	24	485	198	159	866

Balance - January 1, 2023	$—	1,777	596	178	2,551
Change in fair value	—	826	649	29	1,504
Exercise of warrants	—	(18)	—	—	(18)

Balance - March 31, 2023	$—	$2,585	$1,245	$207	$4,037

The change in fair value of the warrants and derivative liabilities at each period is recorded as a component of other income or other expense in the consolidated statements of operations and comprehensive loss.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

2023 Convertible Notes

The 2023 Convertible Notes with a principal amount of $13.6 million were accounted for using the FVO election. Under the FVO election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently re-measured at estimated fair value on a recurring basis at each reporting period date. At March 31, 2023, it was determined that there was no change in fair value due to limited passage of time and the insignificant impact of changes in interest rates. At each future reporting period, the fair value will be measured using a hybrid method which is a probability-weighted expected return method, where the convertible notes value in one or more of the scenarios is calculated using a Black-Scholes Option Pricing Models. The valuation will include significant unobservable inputs the probability of occurrence of each scenario and the estimated recovery.

9.	Income Taxes

The Company recorded income tax expense for the three months ended March 31, 2023 and 2022 of $0.1 million and zero respectively, representing effective tax rates of (0.2%) and zero, respectively. The tax expense recorded relates to the earnings of the Company’s profitable foreign subsidiaries.

As of March 31, 2023 and 2022 the Company maintained a full valuation allowance against its net deferred tax assets as the Company has incurred significant operating losses since inception and has concluded that its net deferred tax asset is not more-likely-than-not realizable.

As of March 31, 2023 and 2022 the Company has not recorded tax reserves for any uncertain tax provisions.

10.	Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Preferred Equity

The Company issued Series A convertible preferred stock (the “Series A Preferred Stock”), Series B convertible preferred stock (the “Series B Preferred Stock”), Series C redeemable convertible preferred stock (the “Series C Preferred Stock”), and Series D convertible preferred stock (the “Series D Preferred Stock” and all such series collectively the “Preferred Stock”). All Preferred Stock is convertible at the option of the holder and automatically upon contingent events such as a sale, an initial public offering (“IPO”) or deSPAC event.

As of March 31, 2023, Preferred Stock consisted of the following (in thousands, except share amounts):

	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	2,276,786	2,276,786	$1,603	$2,486	2,276,786
Series A-1 Preferred Stock	1,513,028	1,485,544	2,776	4,234	1,485,544
Series B Preferred Stock	2,298,929	2,240,427	5,193	7,982	2,240,427
Series C Preferred Stock	8,113,616	7,927,446	39,122	39,122	7,927,446
Series D-1 Preferred Stock	1,684,565	842,283	9,615	16,013	842,283
Series D-2 Preferred Stock	3,644,616	3,644,616	24,054	36,332	3,644,616
Series D-3 Preferred Stock	1,498,348	1,498,348	14,788	24,212	1,498,348

Total	21,029,888	19,915,450	$97,151	$130,381	19,915,450

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

As of December 31, 2022, Preferred Stock consisted of the following (in thousands, except share amounts):

	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	2,276,786	2,276,786	$1,603	$2,486	2,276,786
Series A-1 Preferred Stock	1,513,028	1,485,544	2,776	4,234	1,485,544
Series B Preferred Stock	2,298,929	2,236,793	5,163	7,969	2,236,793
Series C Preferred Stock	8,113,616	7,927,446	39,122	39,122	7,927,446
Series D-1 Preferred Stock	1,684,565	842,283	9,615	15,865	842,283
Series D-2 Preferred Stock	3,644,616	3,644,616	24,054	35,997	3,644,616
Series D-3 Preferred Stock	1,498,348	1,498,348	14,788	23,988	1,498,348

Total	21,029,888	19,911,816	$97,121	$129,661	19,911,816

Voting Rights

The preferred stockholders shall vote as a single class together with holders of all other classes and series of stock of the Company on all actions to be taken by the stockholders of the Company. The preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which the shares held by each holder are then convertible. The Series C Preferred Stockholders are entitled to elect two members of the Board of Directors, and the common stockholders are entitled to elect four members of the Board of Directors.

Dividend Rights

All preferred stock participates in dividends with common stock on an as-converted basis when declared by the Board of Directors. The preferred stockholders shall be entitled to receive dividends, when and if declared, on a pro rata pari passu basis according to the number of shares of common stock held by such holder. The Series D preferred stockholders are also entitled to a cumulative dividend which accrues at the rate of 6% per annum. The dividend accrues on a daily basis from and including the issuance date of such shares, whether or not declared. No dividends have been declared through March 31, 2023.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, before any payment shall be made to the holders of common stock, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to the Company’s stockholders, on a pari passu basis, an amount per share equal to (i) the Series A, Series A-1, Series B and Series C preferred stock per share liquidation preference equal to $1.092, $2.850, $3.563 and $4.935, respectively, plus any accruing dividends accrued but unpaid, whether or not declared and (ii) the Series D-1, Series D-2, and Series D-3 preferred stock per share liquidation preference equal to $17.809, $9.338, and $15.137, respectively, plus any accruing dividends accrued but unpaid, whether or not declared provided, that, if the Company achieves a revenue milestone of $65.0 million in a trailing twelve month period (the “Milestone”), then in lieu of the foregoing, the holders of the Series D-1, Series D-2, and Series D-3 Preferred Stock shall receive an amount per share equal to $11.8725, $6.2256 and $10.0916, respectively, plus any accruing dividends accrued but unpaid, whether or not declared (collectively, the

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

“Preferred Stock Preference”). After payment of the Preferred Stock Preference, the funds and assets available for distribution to the Company’s stockholders, if any, will be initially distributed on a pro rata basis to the holders of common stock in the Company in proportion to the number of shares of common stock held at an amount per share equal to 150% of the Original Issue Price of the Series A Preferred Stock ($1.092), plus any dividends declared but unpaid thereon (the “First Catchup Amount”). Any remaining funds and assets available for distribution to the Company’s stockholders, if any, after the First Catchup Amount will then be distributed on a pro rata basis to the holders of common stock and Preferred Stock in the Company in proportion to the number of shares of common stock or Preferred Stock held.

Conversion Rights

Each share of Preferred Stock is convertible at any time, at the option of the holder, into one share of common stock, based upon a per share conversion factors of applicable original issuance prices, adjustable for certain dilutive events. Conversion is mandatory upon the closing of an IPO or deSPAC event, or upon the election of the holders of a majority of the then-outstanding Preferred Stock.

Redemption

The holders of Series A, Series A-1, Series B, Series D-1, Series D-2, and Series D-3 Preferred Stock are not entitled to any redemption rights, other than those under their liquidation rights discussed above. Upon the election of the Series C majority, up to 50% of the outstanding shares of Series C Preferred Stock are redeemable at a price equal to 1.5 times original issuance price, plus all declared, but unpaid dividends thereon, on a pro rata basis in an equal semiannual portion, after January 17, 2022. The Series C contingent redemption upon a deemed liquidation event results in mezzanine equity classification (outside of permanent equity) on the Company’s consolidated balance sheet.

Common Equity

The Board of Directors authorized up to 38,000,000 shares of common stock at a $0.0001 par value.

As of March 31, 2023 and December 31, 2022, 7,670,669 and 7,654,943 shares of common stock were outstanding, respectively. The Company issued 15,726 shares of common stock in the three months ended March 31, 2023, upon the exercise of stock options.

The number of shares of common stock that have been reserved for the potential exercise of preferred stock warrants, exercise of common stock warrants, stock options and RSUs as of March 31, 2023, is as follows:

Convertible preferred stock (as converted to common stock)	11,988,004
Redeemable convertible preferred stock (as converted to common stock)	7,927,446
Outstanding options to purchase common stock	4,370,027
Restricted Stock Units	1,446,938
Warrants to purchase preferred stock (as converted to warrants to purchase common stock)	296,851
Warrants to purchase common stock	141,985
Convertible notes (as converted to common stock)	2,609,492

Total	28,780,743

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Warrants

As of March 31, 2023 and December 31, 2022, warrants to purchase the following classes of Preferred Stock and Common Stock outstanding consist of the following:

March 31, 2023
Issuance Date	Remaining Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
9/16/2013	0.5	Series A-1 Preferred Stock	Liability	16,930	$1.90
12/1/2014	1.7	Series B Preferred Stock	Liability	58,502	2.38
3/30/2021	8.0	Series C Preferred Stock	Liability	132,979	6.58
6/4/2022	9.2	Series D-1 Preferred Stock	Liability	44,220	11.87
9/15/2022	9.5	Series D-1 Preferred Stock	Liability	44,220	11.87
1/17/2017	3.8	Common stock	Liability	75,000	0.01
8/3/2017	4.3	Common stock	Liability	10,000	1.10
9/8/2017	4.4	Common stock	Liability	29,412	1.02
6/19/2018	5.2	Common stock	Liability	18,382	1.02
6/25/2019	6.2	Common stock	Liability	9,191	1.02

				438,836

December 31, 2022
Issuance Date	Remaining Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
9/16/2013	0.7	Series A-1 Preferred Stock	Liability	16,930	$1.90
12/1/2014	1.9	Series B Preferred Stock	Liability	62,136	2.38
3/30/2021	8.2	Series C Preferred Stock	Liability	132,979	6.58
6/4/2022	9.4	Series D-1 Preferred Stock	Liability	44,220	11.87
9/15/2022	9.7	Series D-1 Preferred Stock	Liability	44,220	11.87
1/17/2017	4.0	Common stock	Liability	75,000	0.01
8/3/2017	4.6	Common stock	Liability	10,000	1.10
9/8/2017	4.7	Common stock	Liability	29,412	1.02
6/19/2018	5.5	Common stock	Liability	18,382	1.02
6/25/2019	6.5	Common stock	Liability	9,191	1.02

				442,470

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

11.	Net Loss per Share

Basic and diluted net loss per share was calculated as follows:

	Three Months Ended March 31,
	2023	2022
Numerator:
Net loss	$(17,801)	$(6,419)
Cumulative undeclared dividends to participating securities (Series D convertible preferred stock)	(717)	(717)

Net loss attributable to common shareholders	$(18,518)	$(7,136)

Denominator:
Basic and diluted weighted-average common stock outstanding	7,661,736	7,422,026

Net loss per share, basic and diluted	$(2.42)	$(0.96)

The Company’s potentially dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Three Months Ended March 31,
	2023	2022
Convertible preferred stock (as converted to common stock)	11,988,004	11,977,580
Redeemable convertible preferred stock (as converted to common stock)	7,927,446	7,927,446
Outstanding options to purchase common stock	4,370,027	2,777,843
Restricted Stock Units	1,446,938	—
Warrants to purchase preferred stock (as converted to warrants to purchase common stock)	296,851	229,389
Warrants to purchase common stock	141,985	282,359
Convertible notes (as converted to common stock)	2,609,492	164,789

Total	28,780,743	23,359,406

12.	Stock Based Compensation

The Company’s 2010 Stock Option Plan (the “2010 Plan”) provided for the grant of qualified incentive stock options; nonqualified stock options, and or other awards to the Company’s employees, officers, directors, advisors, and outside consultants to purchase the Company’s common stock. On December 11, 2020, the Company’s Board of Directors adopted the 2020 Stock Option Plan, merging it with and into the 2010 Plan, (as merged, the “Plan”), which provides for the grant of qualified incentive stock options, nonqualified stock options, and other awards to the Company’s employees, officers, directors, advisors, and

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

outside consultants to purchase the Company’s common stock. As of March 31, 2023 and December 2022, 5,816,965 and 5,846,026 options and RSUs, respectively, were issued and exercisable under the Plan. As of March 31, 2023 and December 31, 2022, there were 367,416 and zero shares, respectively, remaining available for future grant under the Plan. The stock options generally vest over a four-year period and expire 10 years from the date of grant.

Stock-based compensation expense included in the consolidated statement of operations and comprehensive loss was as follows:

	Three Months Ended March 31,
	2023	2022
Cost of revenue	$12	$—
Selling, general and administrative	386	58
Research and development	11	15

Total stock-based compensation expense	$409	$73

Stock Options

The following tables summarizes the option activity under the Plan during the three months ended March 31, 2023:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per option)	(in years)	(in thousands)
Outstanding—January 1, 2023	4,399,088	$2.31	7.7	$9,595
Granted	—	—
Cancellations and forfeitures	(13,335)	2.18
Exercised	(15,726)	1.27
Outstanding—March 31, 2023	4,370,027	2.31	7.5	9,512

Exercisable at March 31, 2023	2,141,416	$1.33	5.8	$6,874

The weighted average grant-date fair value of the stock option awards granted during the three months ended March 31, 2022 was $1.06 per option.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model and the assumptions noted in the table below. Expected volatility for the Company’s common stock was determined based on an average of the historical volatility of a peer group of public companies which are similar to the Company. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted- average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The expected term of options granted to non-employees is the remaining contractual term of the award. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the expected life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

In determining the exercise prices for options granted, the Company’s Board of Directors has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been approved by the Board of Directors at each award grant date based upon a variety of factors, including the results obtained from an independent valuation, the Company’s current financial position, historical financial performance and prospects, the status of technological developments within the Company’s products, the composition and ability of the current management team, an evaluation or benchmark of the Company’s competition, the current global economic and business climates, the illiquid nature of the common stock, arm’s-length sales of the Company’s capital stock (including convertible preferred stock), the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

There were no grants during the three months ended March 31, 2023. The assumptions used in the Black-Scholes option-pricing model for the three months ended March 31, 2022 are as follows:

Expected volatility	62%
Risk-free interest rate	1.36%
Expected dividend yield	0%
Expected term (in years)	6.1

As of March 31, 2023, there were $4.5 million of unrecognized compensation costs related to nonvested options granted under Plan, which is expected to be recognized over a remaining weighted-average period of approximately three years.

Restricted Stock Units

The Company has issued RSUs to a member of the Board of Directors with vesting subject to both a performance-based closing condition dependent on the successful merger with CPUH and time-based vesting conditions. See Note 17 for information about the Proposed Merger with CPUH. Upon the satisfaction of the closing condition, 62.5% of the RSUs awarded will vest. Thereafter, the remaining 37.5% of the RSUs will vest monthly over a period of two years. The RSUs will automatically terminate and be forfeited if the closing condition is not met. Additionally, all RSUs are subject to forfeiture if the grantee’s continuous service relationship as a member of the Board of Directors (or, after the closing condition is satisfied, as a member of the CPUH Board) terminates prior to vesting. The following table summarizes the restricted stock unit activity under the Plan during the three months ended March 31, 2023:

	Number of RSUs	Weighted Average Grant Date Fair Value
		(per share)
Outstanding—January 1, 2023	1,446,938	$4.41
Granted	—	—
Cancellations and forfeitures	—	—
Vested	—	—

Outstanding—March 31, 2023	1,446,938	$4.41

There were no shares granted, vested, or cancelled during the three months ended March 31, 2023 and 2022. The RSUs will only vest upon satisfaction of the closing condition, which has not yet occurred and is not considered probable until such an event occurs. Accordingly, no compensation cost had been recognized related to the RSUs.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

13.	Employee Benefit Plan

The Company has a 401(k) retirement plan which covers eligible U.S. employees. Eligible employees may elect to contribute up to the maximum limits, as set by the Internal Revenue Service, of their eligible compensation. The Company may elect to make a discretionary contribution or match a discretionary percentage of employee contribution. During the three months ended March 31, 2023 and 2022, the Company’s matching contributions to the plan were less than $0.1 million.

14.	Commitments and Contingencies

Operating Leases

With respect to contracts involving the use of assets, if the Company has the right to direct the use of the asset and obtain substantially all economic benefits from the use of an asset, it accounts for the service contract as a lease.

In February 2023, the Company executed amendments to three of its leases in Natick, Massachusetts. The amendments were accounted for as a modification of the existing lease agreements, with impacts to the lease term, lease payments, and related lease liability for each of the three leases. As a result of these amendments, the leases in Natick will now expire between June 2024 and March 2028, and additional operating lease assets obtained in exchange for lease obligations were $0.9 million. As of March 31, 2023, the Company was a party to seven different leases for office, manufacturing, and laboratory space under non-cancelable office leases in three cities. These leases total approximately 51,000 square feet and will expire between June 2024 and March 2028. The Company has a right to extend certain of these leases for periods between three and five years. The Company also holds immaterial leases related to vehicles and office equipment. Under its leases, the Company pays base rent and a proportional share of operating expenses. Such operating expenses are subject to annual adjustment and are accounted for as variable payments in the period in which they are incurred.

The Company adopted ASC 842 as of January 1, 2022. All of the Company’s leases are classified as operating leases at the adoption date and as of March 31, 2023. The components of ROU assets and lease liabilities are included in the consolidated balance sheets. The short-term portion of the Company’s operating lease liability is recorded as part of accrued expenses and other current liabilities on the consolidated balance sheets.

Other pertinent lease information is as follows (in thousands):

	March 31, 2023	March 31, 2022
Operating lease costs	$274	$192
Short-term lease costs	6	2
Variable lease costs	88	43
Operating cash flows paid for amounts in the measurement of operating lease liabilities	262	233
Operating lease assets obtained in exchange for lease obligations	874	316

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Future commitments under non-cancelable operating lease agreements as of March 31, 2023 are as follows (in thousands):

2023	$893
2024	1,134
2025	1,075
2026	729
2027	610
Thereafter	106

Total lease payments	$4,547
Less: present value adjustment	(780)

Total lease liabilities	3,767
Less: current lease liability	(865)

Long-term operating lease liabilities	$2,902

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate when measuring operating lease liabilities as discount rates were not implicit or readily determinable. As of March 31, 2023, the weighted average remaining lease term for operating leases is 4.2 years and the weighted average discount rate used to determine the operating lease liability is 9.5%.

Product Liability

The Company has not received any material product liability claims. While product defects and adverse patient reactions associated with the Allurion Balloon have occurred, and are expected to continue to occur, the Company does not have a history of product defects or adverse patient reactions that the Company’s management believes would give rise to a material product liability claim. Furthermore, the Company has obtained insurance related to potential product liability claims.

Litigation and Claims

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, the validity or scope of its intellectual property rights, employee-related matters, or adverse patient reactions. Additionally, during the normal course of business, the Company may be a party to legal claims that may not be covered by insurance. As of March 31, 2023 and December 31, 2022, the Company has not recorded accruals for probable losses related to any existing or pending litigation or claims as the Company’s management has determined that there are no matters where a potential loss is probable and reasonably estimable. The Company does not believe that any existing or pending claims would have a material impact on the Company’s consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

15.	Geographic Information

Long-lived assets, consisting of property and equipment, net and ROU assets by geography were as follows (in thousands):

	March 31, 2023	December 31, 2022
United States	$4,940	$3,999
France	1,211	1,282
All other countries	—	—

Long-lived assets	$6,151	$5,281

Refer to Note 3 for information on revenue by geography.

16.	Related-party Transactions

Lease Agreement with Related Party

In August 2022, the Company entered into an operating lease agreement for additional office space in Paris, France with LNMP JPBC Invest. The Company’s Trade Marketing Director was the signor of this lease for LNMP JPBS Invest. Additionally, the Company’s Chief Commercial Officer is also a partner of LNMP JPBC Invest. The lease agreement includes lease payments of approximately $0.1 million per year. The lease commenced August 1, 2022 and ends on July 31, 2025. The Company concluded that the commercial terms of the lease agreement were competitive, at the current market rate and conducted at arm’s-length.

Consulting Agreements with KKG Enterprises, LLC and Remus Group Management, LLC

In the first quarter of 2023, Allurion entered into consulting agreements with KKG Enterprises, LLC (“KKG Enterprises”) and Remus Group Management, LLC (“Remus Group Management”) to assist Allurion in building out its AI platform, augment its AI advisory board, and provide advisory services related to the Business Combination. These agreements were tied to Allurion Board-related work by Krishna Gupta, who is a director of Allurion, CEO of Remus Group Management, principal at KKG Enterprises, and affiliated with Romulus Capital, a stockholder of Allurion. The agreements include payments of $0.2 million to KKG Enterprises and $0.3 million to Remus Group Management.

Convertible Note with Hunter Ventures Limited

On February 15, 2023, Allurion sold $13 million of the $13.6 million 2023 Convertible Notes to Hunter Ventures Limited (“HVL”) and entered into a Side Letter with HVL, who is a limited partner of Romulus Growth Allurion L.P., which is a fund affiliated with Krishna Gupta (a director of Allurion; in addition, entities affiliated with him hold more than 5% of our outstanding capital stock). Refer to the “Initial Financing and Bridge Notes” section of Note 17 – Subsequent Events for additional information regarding the 2023 Convertible Notes.

17.	Subsequent Events

The Company has completed an evaluation of all subsequent events through June 12, 2023, which is the date the consolidated financial statements were available to be issued, to ensure that these consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements and events which occurred but were not recognized in the consolidated financial statements. The following subsequent events occurred subsequent to March 31, 2023:

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Proposed Merger

On May 2, 2023, we and New Allurion, Compute Health, Merger Sub I, and Merger Sub II entered into the BCA Amendment which, among other things, amended the calculation of the aggregate number of shares of New Allurion Common Stock to be issued to (or reserved for issuance for) Allurion equityholders upon the consummation of the Intermediate Merger to be as follows: (a) 37,812,000 minus (b) the Allocated Shares. Additionally, the BCA Amendment replaced the form of Investor Rights Agreement attached as an exhibit to the Existing Business Combination Agreement with a revised form of Investor Rights Agreement. See the subsection entitled “The Business Combination Agreement—Related Agreements—Investor Rights Agreement” for further discussion of the Investor Rights Agreement.

Other than as expressly modified by the BCA Amendment, the Existing Business Combination Agreement remains in full force and effect.

Initial Financing and Bridge Notes

Pursuant to the terms in the Business Combination Agreement, the Company is required to use reasonable efforts to obtain gross cash proceeds of at least $15.0 million of additional financing through one or more private sales of common stock or any other equity securities which shall automatically convert into shares of the Company’s common stock immediately prior to the Mergers. From April 1, 2023 until May 31, 2023, the Company issued an aggregate principal amount of $3.2 million convertible notes Bridge Notes to various investors pursuant to a convertible note purchase agreement, dated as of February 15, 2023 with a stated interest rate of 7.0% per annum. Additionally, in May 2023, the Company repaid $0.5 million principal amount of the Bridge Notes sold to Hunter Ventures Limited.

Following the consummation of the Initial Financing, the Company determined to refinance the Initial Financing and, pursuant to the termination agreements (the “Termination Agreements”) entered into by the Company with each of the side letter holders, the side letters were terminated, effective as of May 2, 2023. With respect to the Termination Agreement with one of the side letter holders (the “Side Letter Holder”), the Company will have the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under the related Bridge Note (the “Side Letter Holder Bridge Note”), including by way of (a) a $2 million payment in cash by the Company to the Side Letter Holder on May 2, 2023, $1.5 million of which is deemed a prepayment penalty and (b) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, an additional payment of at least $6 million, up to the then-outstanding principal amount, plus accrued interest, under the Side Letter Holder Bridge Note by way of (i) payment in cash by the Company and/or (ii) the sale and transfer of all or any portion of the Side Letter Holder Bridge Note, equivalent in value to the portion of the additional payment to be repaid pursuant to this clause (b)(ii), to any person or persons designated in writing by the Company.

In addition, under the Termination Agreement executed with the Side Letter Holder, New Allurion has agreed to issue to the Side Letter Holder a number of shares of New Allurion common stock equal to (a) the outstanding principal and accrued interest under the Side Letter Holder Bridge Note immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (after giving effect to the payment of the repayments) divided by $5.00 (the “Side Letter Holder Shares”), plus (b) 300,000 shares of New Allurion common stock.

Backstop Agreement

On May 2, 2023, RTW and Fortress (the “Backstop Purchasers”) entered into a backstop agreement (the “Backstop Agreement”) with the Company, New Allurion and the Side Letter Holder. Pursuant to the Backstop Agreement, each Backstop Purchaser agreed that, to the extent any Side Letter Holder Bridge

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Notes remain outstanding prior to the consummation of the Mergers, such Backstop Purchaser will, at the closing of the Mergers, purchase up to $2.0 million of the Side Letter Holder Bridge Notes from the Side Letter Holder.

In addition, pursuant to the terms set forth in the Backstop Agreement, in consideration of each Backstop Purchaser’s commitment to purchase its backstop purchase amount of the Side Letter Holder Bridge Note, subject to the terms and conditions of the Backstop Agreement, New Allurion will, no later than the closing of the Mergers, issue to each Backstop Purchaser a number of shares of backstop shares (the “Backstop Shares”) as follows:

a)

In the event that the backstop purchase amount for each Backstop Purchaser is equal to $2.0 million, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of New Allurion Common Stock equal to the greater of (i) 700,000 shares of New Allurion common stock and (ii) the conditional additional New Allurion shares issuable (x) in the case of Fortress, to Fortress or its applicable affiliate pursuant to the Term Loan Facility and (y) in the case of RTW, to RTW pursuant to the Amended and Restated RTW Side Letter; provided that, in the event that for any reason the aggregate number of shares issuable to Fortress pursuant to clause (ii) above is greater than the aggregate number of shares issuable to RTW pursuant to clause (ii), or vice versa, the Backstop Purchaser that would receive the lesser aggregate number of shares shall instead receive the higher number of aggregate shares so that, pursuant to such clause (ii), each of Fortress and RTW shall receive the same aggregate number of shares of New Allurion common stock.

b)

In the event that the backstop purchase amount for each Backstop Purchaser is less than $2.0 million, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion common stock equal to (i) 700,000 multiplied by a fraction having (x) a numerator equal to such Backstop Purchaser’s backstop purchase amount and (y) a denominator equal to 2,000,000.

Revenue Interest Financing Agreement

On May 2, 2023, pursuant to the Backstop Agreement (defined above) and contemporaneous with the execution of the Backstop Agreement, the Company, New Allurion, Merger Sub II, Allurion and RTW entered into an amended RTW side letter (the “Amended and Restated RTW Side Letter”), which amends and restates the existing RTW side letter in its entirety, in order to reflect that any conditional additional New Allurion shares issuable to RTW under the Amended and Restated RTW Side Letter, if any, would be calculated net of any Backstop Shares (defined below) issuable to RTW under the Backstop Agreement. Additionally, pursuant to the Amended and Restated RTW Side Letter, the parties to the Amended and Restated RTW Side Letter have agreed that, if a third party subsequently provides the Company with debt financing on more favorable terms than those provided to RTW under the Backstop Agreement, RTW will be offered the same or more favorable terms and conditions as the Company provided to such third party.

Fortress Debt

On May 2, 2023, pursuant to the Backstop Agreement and contemporaneous with the execution of the Backstop Agreement, Fortress and the Company entered into a side letter (the “Fortress Side Letter”), in order to reflect that any conditional additional New Allurion shares issuable to Fortress under the Term Loan Facility, if any, would be calculated net of any Backstop Shares issuable to Fortress under the Backstop Agreement. Additionally, pursuant to the Fortress Side Letter, Fortress and the Company have agreed that, if a third party subsequently provides the Company with debt financing on more favorable terms than those provided to Fortress under the Backstop Agreement, Fortress will be offered the same or more favorable terms and conditions as the Company provided to such third party.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Contribution Agreement

On May 2, 2023, the Gaur Trust and New Allurion entered into a share contribution agreement (the “Gaur Contribution Agreement”), pursuant to which, the Gaur Trust agreed to contribute to New Allurion, as a contribution of capital, a number of shares of New Allurion common stock equal to: (a) 50,000 shares of New Allurion common stock plus (b) a number of shares of New Allurion common stock equal to one-third of the Side Letter Holder Shares. The. Gaur Trust’s contribution of the Gaur Trust Contributed Shares will be effective immediately following the consummation of the transactions contemplated by the Business Combination Agreement and the issuance of New Allurion common stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement.

RSU Forfeiture Agreement

On May 2, 2023, a member of the Company’s board of directors, entered a RSU forfeiture agreement (the “RSU Forfeiture Agreement”), pursuant to which, the board member agreed to forfeit to the Company a number of restricted stock unit awards, determined immediately following the consummation of the transactions contemplated by the Business Combination Agreement and after giving effect to the exchange of such RSUs pursuant to the Business Combination Agreement based on the Company’s exchange ratio, equal in number to up to (a) 50,000 shares of New Allurion common stock plus (b) a number of shares of New Allurion common stock equal to one-third of the Side Letter Holder Shares. The forfeited RSUs shall be terminated and cancelled without consideration therefore, effective as of immediately following the consummation of the transactions contemplated by the Business Combination Agreement.

CPUH Sponsor Contribution Agreement

On May 2, 2023, Compute Health Sponsor LLC (the “Sponsor”) and CPUH entered into a share contribution agreement (the “Sponsor Contribution Agreement”), pursuant to which, the Sponsor agreed to contribute to CPUH, as a contribution to capital, a number of shares of CPUH Class A common stock equal to: (a) (i) 200,000 shares of CPUH Class A common stock plus (ii) a number of shares of CPUH Class A common stock equal to one-third of the Side Letter Holder Shares divided by (b) 1.420455. The Sponsor’s contribution of the sponsor contributed shares will be contingent upon the closing of the transactions contemplated by the Business Combination Agreement, and will be effective immediately following the sponsor recapitalization and immediately prior to the merger of the CPUH with and into New Allurion pursuant to the terms of the Business Combination Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and the Board of Directors of Allurion Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Allurion Technologies, Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced recurring losses from operations, recurring negative operating cash flows and may be unable to remain in compliance with certain financial covenants required under its term loan, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

May 12, 2023

We have served as the Company’s auditor since 2016.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$7,685	$25,843
Accounts receivable, net of allowance of doubtful accounts of $741 and $354, respectively	29,346	6,832
Inventory	3,865	2,715
Prepaid expenses and other current assets	2,487	1,936

Total current assets	43,383	37,326
Property and equipment, net	2,382	1,714
Right-of-use asset	2,899	—
Other long-term assets	2,706	311

Total assets	$51,370	$39,351

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$5,809	$1,618
Current portion of term loan	53,360	24,140
Current portion of lease liabilities	905	—
Accrued expenses and other current liabilities	15,793	5,853

Total current liabilities	75,867	31,611
Convertible notes payable, net of discounts and current portion	3,103	2,003
Lease liabilities, net of current portion	2,163	—
Other liabilities	2,551	900

Total liabilities	83,684	34,514

Commitments and Contingencies (Note 14)
Redeemable convertible preferred stock:

Series C redeemable convertible preferred stock, $.0001 par value - 8,113,616 shares authorized; 7,927,446 shares issued and outstanding; redemption and liquidation value of $39,122	39,122	39,122
Stockholders’ deficit:
Convertible preferred stock (Series A, A-1, B, D-1, D-2, D-3), $0.0001 par value; 12,916,272 shares authorized; 11,984,370 and 11,977,580 shares issued and outstanding; redemption and liquidation value of $90,539 and $87,624 as of December 31, 2022 and 2021, respectively	57,999	57,973
Common stock, $0.0001 par value - 35,000,000 shares authorized as of December 31, 2022 and 2021; 7,654,943 and 7,383,096 shares issued and outstanding as of December 31, 2022 and 2021, respectively	51	51
Additional paid-in capital	2,706	2,139
Accumulated deficit	(132,192)	(94,448)

Total stockholders’ deficit	(71,436)	(34,285)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$51,370	$39,351

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(dollars in thousands, except per share amounts)

	Year Ended December 31,
	2022	2021
Revenue	$64,211	$38,242
Cost of revenue	13,485	9,052

Gross profit	50,726	29,190

Operating expenses:
Research and development	16,966	5,729
General and administrative	15,365	8,818
Sales and marketing	50,405	27,144

Total operating expenses:	82,736	41,691

Loss from operations	(32,010)	(12,501)

Other (expense) income:
Interest expense, net	(4,426)	(3,668)
Changes in fair value of derivative liability	(19)	(37)
Gain on Paycheck Protection Program loan forgiveness	—	2,032
Loss on term loan extinguishment	—	(425)
Gain on conversion of convertible notes	—	2,768
Other expense, net	(1,146)	(555)

Total other income (expense):	(5,591)	115

Loss before income taxes	(37,601)	(12,386)
Provision for income taxes	(143)	—

Net loss and comprehensive loss	(37,744)	(12,386)

Cumulative undeclared preferred dividends	(2,907)	(1,240)

Net loss attributable to common shareholders	$(40,651)	$(13,626)

Net loss per share
Basic and diluted	$(5.42)	$(1.92)

Weighted-average shares outstanding
Basic and diluted	7,495,479	7,080,770

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(dollars in thousands)

	Redeemable Convertible		Stockholders’ Deficit
	Preferred Stock		Convertible Preferred Stock		Common Sock		Additional	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance as of December 31, 2020	7,927,446	$39,122	5,991,865	$9,515	6,849,236	$51	$1,048	$(82,062)	$(71,448)
Exercise of stock options	—	—	—	—	458,860	—	492	—	492
Stock-based compensation expense	—	—	—	—	—	—	313	—	313
Issuance of Series A-1 convertible preferred stock for the exercise of warrants	—	—	468	1	—	—	—	—	1
Issuance of common stock for the exercise of warrants	—	—	—	—	75,000	—	30	—	30
Issuance of Series D convertible preferred stock, net of issuance costs of $130	—	—	5,985,247	48,457	—	—	—	—	48,457
Issuance of equity classified warrants	—	—	—	—	—	—	256	—	256
Net loss	—	—	—	—	—	—	—	(12,386)	(12,386)

Balance as of December 31, 2021	7,927,446	39,122	11,977,580	57,973	7,383,096	51	2,139	(94,448)	(34,285)
Exercise of stock options	—	—	—	—	131,473	—	128	—	128
Stock-based compensation expense	—	—	—	—	—	—	437	—	437
Issuance of Series A-1 convertible preferred stock for the exercise of warrants	—	—	5,738	24	—	—	—	—	24
Issuance of Series B convertible preferred stock for the exercise of warrants	—	—	1,052	2	—	—	2	—	4
Issuance of common stock for the exercise of warrants	—	—	—	—	140,374	—	—	—	—
Net loss	—	—	—	—	—	—		(37,744)	(37,744)

Balance as of December 31, 2022	7,927,446	$39,122	11,984,370	$57,999	7,654,943	$51	$2,706	$(132,192)	$(71,436)

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,
	2022	2021
Operating Activities:
Net loss	$(37,744)	$(12,386)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of right-of-use asset	1,104	—
Depreciation and amortization	895	707
Stock-based compensation	437	313
Provision for uncollectible accounts	436	220
Deferred rent and other	(113)	6
Change in fair value of warrant liabilities	820	203
Change in fair value of derivative liability	19	37
Non-cash interest expense	953	2,441
Gain on conversion of convertible notes	—	(2,768)
Loss on term loan extinguishment	—	425
Gain on Paycheck Protection Program loan forgiveness	—	(2,032)
Changes in operating assets and liabilities:
Accounts receivable	(22,817)	(927)
Inventory	(1,150)	(1,285)
Prepaid expenses, other current and long-term assets	(577)	(1,369)
Operating lease liabilities	(733)	—
Accounts payable	3,324	(488)
Accrued expenses and other current liabilities	8,165	2,574

Net cash used in operating activities	$(46,981)	$(14,329)

Investing Activities:
Purchases of property and equipment	(1,550)	(912)

Net cash used in investing activities	$(1,550)	$(912)

Financing Activities:
Proceeds from issuance of convertible notes - net	1,103	2,830
Proceeds from issuance of preferred stock - net	—	9,871
Proceeds from term loan - net	29,850	44,623
Payment of debt issuance costs	(262)	(522)
Proceeds from Paycheck Protection Program loan	—	1,016
Repayment of term loan	—	(29,396)
Proceeds from option and warrant exercises	132	523
Payment of deferred financing costs	(286)	—

Net cash provided by financing activities	$30,537	$28,945

Net increase (decrease) in cash and cash equivalents and restricted cash	(17,994)	13,704

Cash and cash equivalents and restricted cash at beginning of period	26,017	12,313

Cash and cash equivalents and restricted cash at end of period	$8,023	$26,017

Supplemental disclosure of cash flow information
Cash paid for interest	$3,476	$1,321
Supplemental cash flow information on non-cash investing and financing activities
Preferred stock issued for conversion of convertible notes	$—	$38,843
Purchase of property and equipment included in accounts payable	$13	$—
Issuance of warrants in connection with financing	$834	$333
Deferred Financing costs in accounts payable and accrued expenses	$1,919	$—

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

1.	Organization and Basis of Presentation

Organization

Allurion Technologies, Inc. (“Allurion” or the “Company”) is a vertically integrated medical device company that is developing, manufacturing, and commercializing innovative weight loss experiences centered around its Allurion™ Gastric Balloon. The Allurion Gastric Balloon is the world’s first and only swallowable, procedure-less intragastric balloon for weight loss that does not require surgery, endoscopy, or anesthesia for placement or removal. Allurion sells the Allurion Gastric Balloon and related hardware accessories through distributors or directly to health care providers. The Company currently also provides, free of charge, artificial intelligence (AI)-powered remote patient monitoring tools, a mobile app for patients and a clinic dashboard for providers, referred to as the Allurion Virtual Care Suite or “VCS” and collectively with the Allurion Gastric Balloon referred to as the “Allurion Program”. Allurion currently markets the Allurion Program in over 50 countries, and the Company operates subsidiaries in the U.S., France, the United Arab Emirates, Hong Kong, the United Kingdom, Italy, Spain, Australia and Mexico.

Basis of Presentation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).

The consolidated financial statements include Allurion; and its consolidated subsidiaries, Allurion France SAS, and Allurion Middle East, LLC, which were both incorporated in 2017; Allurion Hong Kong Ltd., which was incorporated in 2019; Allurion UK Ltd., which was incorporated in 2021; and Allurion Italy, Srl, Allurion Spain, Srl, Allurion Australia Pty Ltd. and Allurion Mexico S. de R.L de C.V, which were incorporated in 2022. The Company’s principal operations are located in Europe, the Middle East, Africa, Latin America, Canada and the Asia-Pacific region, and it operates in one business segment.

Our foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency for all of our foreign subsidiaries is the United States dollar except Allurion Australia Pty Ltd., which uses the Australian dollar. When remeasuring from a local currency to the functional currency, assets and liabilities are remeasured into U.S. dollars at exchange rates in effect at the balance sheet dates and results of operations transacted in local currency are remeasured into U.S. dollars using average exchange rates for the period presented. Losses from remeasurement of $0.7 million and $0.4 million as of December 31, 2022 and 2021, respectively, are recorded in the statements of operations and comprehensive loss within other expense, net. The Company translates the foreign functional currency financial statements to U.S. dollars for Allurion Australia Pty Ltd. using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenues and expenses, and the historical exchange rates for equity transactions. The effects of foreign currency translation adjustments were immaterial for the years ended December 31, 2022 and 2021.

Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company has incurred recurring losses since inception and anticipates net losses and negative operating cash flows for the near future and may be unable to remain in compliance with certain financial covenants

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

required under its credit facility. Through December 31, 2022, the Company has funded its operations primarily with proceeds from the sale of its convertible preferred stock, issuance of convertible notes, issuance of term loans and funds available under the line of credit. The Company has incurred recurring losses and cash outflows from operating activities since its inception, including net losses of $37.7 million and $12.4 million and cash outflows from operating activities of $47.0 million and $14.3 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had an accumulated deficit of $132.2 million. The Company expects to continue to generate significant operating losses for the foreseeable future.

The Company is seeking to complete a planned merger with Compute Health Acquisition Corp. (“CPUH”). In the event the Company does not complete the merger, the Company expects to seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s shareholders. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance its future operations and debt service payments, as of May 12, 2023, the issuance date of the consolidated financial statements for the years ended December 31, 2022, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these consolidated financial statements are issued.

The accompanying consolidated financial statements do not include any adjustments that might result from any failure to successfully consummate the business combination with CPUH, or the Company’s inability to continue as a going concern. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business. The Company is subject to various covenants related to the 2021 Term Loan (Note 7), and, given the substantial doubt about the Company’s ability to continue as a going concern, there is a risk that it may not meet its covenants in the future. Due to the substantial doubt about the Company’s ability to continue operating as a going concern for twelve months from the issuance date of these financial statements and the liquidity covenant clause within the 2021 Term Loan, the amounts due as of December 31, 2022 have been classified as current liabilities in the consolidated financial statements. The lender has not invoked the material adverse change clause and the Company has met the liquidity covenant as of the date of issuance of these financial statements.

Impact of COVID-19

The Company is subject to additional risks and uncertainties due to the ongoing pandemic of the novel coronavirus, or COVID-19. Conditions have improved in the U.S. in recent months and the U.S. Secretary of Health and Human Services has declared that the COVID-19 public health emergency expired on May 11, 2023. The Company has not experienced declines in revenue nor significant disruptions to its supply chain. The Company will continue to assess the evolving impact of COVID-19.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Management considers many factors in selecting appropriate financial accounting policies and controls in developing the estimates and assumptions that are used in the preparation of these consolidated financial statements. Management must apply significant judgement in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Actual results could differ from those estimates.

Risk of Concentration of Credit, Significant Customers and Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents, and accounts receivable, net. The Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company maintains its cash, cash equivalents and restricted cash with financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Significant customers are those which represent more than 10% of the Company’s total revenue for the years ended December 31, 2022 and 2021 or accounts receivable, net balance as of December 31, 2022 and 2021. The following table presents customers that represent 10% or more of the Company’s total revenue and accounts receivable, net:

	Revenue		Accounts Receivable
	Years Ended December 31		December 31,
	2022	2021	2022	2021
Customer A	11%	16%	N/A	N/A
Customer B	N/A	15%	13%	19%
Customer C	N/A	N/A	12%	N/A

The Company relies on third parties for the supply of parts and components for its products as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers of parts and components to satisfactorily deliver its products to its customers on time, if at all, which could have a material adverse effect on the Company’s operating results, financial condition and cash flows and damage its customer relationships.

Leases

Prior to January 1, 2022, the Company accounted for leases in accordance with Accounting Standards Codification (“ASC”) ASC 840, Leases (“ASC 840”). At lease inception, the Company determined if an arrangement was an operating or capital lease. For operating leases, the Company recognized rent expense, inclusive of rent escalations and lease incentives, on a straight-line basis over the lease term.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Effective January 1, 2022, the Company adopted ASC 842, Leases (“ASC 842). At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the lease commencement date, when control of the underlying asset is transferred from the lessor to the Company, the Company classifies a lease as either an operating or finance lease and recognizes a right-of-use (“ROU”) asset and a current and non-current lease liability as applicable, in the consolidated balance sheets if the lease has a term greater than one year. As permitted under ASC 842, the Company has made an accounting policy election, for all classes of underlying assets, to not recognize ROU assets and lease liabilities for leases having an original term of twelve months or less. When it determines the appropriate classification and accounting for a lease arrangement, the Company typically only considers the committed lease term. Options to extend a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will either renew or not cancel, the lease.

At the lease commencement date, operating lease liabilities and their corresponding ROU assets are recorded at the present value of future lease payments over the expected remaining lease term using the discount rate implicit in the lease, if it is readily determinable, or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate reflects the fixed rate at which the Company could borrow the amount of the lease payments in the same currency on a collateralized basis, for a similar term in a similar economic environment. Lease cost for operating leases is recognized on a straight-line basis over the lease term as an operating expense. In addition, certain adjustments to the ROU asset may be required for items such as lease prepayments, incentives received or initial direct costs.

The Company enters into contracts that contain both lease and non-lease components. Non-lease components include costs that do not provide a right to use a leased asset but instead provide a service, such as maintenance costs. Variable costs associated with the lease, such as maintenance and utilities, are not included in the measurement of right-to-use assets and lease liabilities but rather are expensed when the events determining the amount of variable consideration to be paid have occurred.

Cash and Cash Equivalents and Restricted Cash

Cash consists of amounts held in bank savings and checking accounts. Cash equivalents include all highly liquid investments maturing within 90 days from the date of purchase. Cash equivalents consist of money market funds. The Company’s restricted cash consists of cash that the Company is contractually obligated to maintain in accordance with the terms of its line of credit and deposits of cash collateral held in accordance with the terms of various corporate credit cards. Restricted cash is included within other long-term assets on the consolidated balance sheets. A reconciliation of the amounts of cash and cash equivalents and restricted cash in the consolidated balance sheets to the amount in the consolidated statements of cash flows is as follows (in thousands):

	December 31,
	2022	2021
Cash and cash equivalents	$7,685	$25,843
Restricted cash included in other long-term assets	338	174

Cash and cash equivalents and restricted cash shown in the statement of cash flows	$8,023	$26,017

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Segment Reporting

The Company operates in a single operating and reportable segment. Operating segments are defined as components of an enterprise for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”) in order to make decisions regarding resource allocation and performance assessment. The Company has determined that its CODM is its Chief Executive Officer. The Company’s CODM reviews financial information presented on a regular basis at the consolidated level for purposes of allocating resources and evaluating financial performance. Since the Company operates as one operating segment, all required financial segment information can be found in the consolidated financial statements.

The Company’s products include the gastric balloon and related accessories. See Note 3 to the consolidated financial statements for financial information about sales in geographic areas.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The carrying value of the Company’s financial instruments such as cash and cash equivalents, accounts payable, and accrued expenses approximate their fair values due to their short-term maturity. The carrying value of the Company’s term loan approximates its fair value as the interest rate and other terms are that which are currently available to the Company. The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy, which is distinguished between observable and unobservable inputs in accordance with authoritative accounting guidance:

Level 1 inputs: Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that the observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset.

Inventories

Inventories, which include the costs of material, labor, and overhead, are stated at the lower of cost or net realizable value, with cost generally computed using the first-in, first out basis. Estimated losses from obsolete and slow-moving inventories are recorded to reduce inventory values to their estimated net realizable value and are charged to cost of sales. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in a recovery in carrying value.

Property and Equipment

Property and equipment include computers, laboratory equipment, machinery, and leasehold improvements. Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, except for leasehold improvements, which are depreciated on a straight-line basis over the shorter of the estimated life or the lease term. Expenditures for repairs and maintenance are expensed as incurred.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Capitalized Internal-Use Software

Software development costs consist of certain consulting costs and compensation expenses for employees who devote time to the development projects of our internal-use software, as well as certain upgrades and enhancements that are expected to result in enhanced functionality. The Company amortizes these development costs over the estimated useful life, which is determined based on our best estimate of the useful life of the internal-use software after considering factors such as continuous developments in the technology, obsolescence, and anticipated life of the service offering before significant upgrades. Management evaluates the useful lives of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

The Company determined the amount of internal software costs to be capitalized based on the amount of time spent by our developers on projects in the application stage of development. There is judgment in estimating the time allocated to a particular project in the application stage. A significant change in the time spent on each project could have a material impact on the amount capitalized and related amortization expense in subsequent periods. As of December 31, 2022 and 2021, capitalized internal-use software was immaterial.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which consist primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. To date, no impairments have occurred.

Debt Issuance Costs

The Company defers costs directly associated with acquiring third-party financing. Fees incurred to issue debt are generally deferred and amortized as a component of interest expense over the estimated term of the related debt using the effective interest rate method.

Deferred Offering Costs

Deferred offering costs include certain legal, accounting, consulting and other third-party fees incurred directly related to the pending merger with CPUH. The Company defers offering costs classified as a long-term asset until the closing or termination of the business combination. At the closing of the business combination, these costs are recorded in stockholders’ deficit as a reduction of additional paid-in capital. Should the business combination for which those costs relate no longer be considered probable of being consummated, all deferred offering costs will be charged to operating expenses in the statement of operations at such time. Deferred offering costs are included in prepaid expenses and other current assets. As of December 31, 2022, deferred offering costs of $2.3 million were recorded within other long-term assets on the consolidated balance sheet.

Warrants

The Company determines the accounting classification of warrants it issues, as either liability or equity classified, by first assessing whether the warrants meet liability classification in accordance with ASC

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“ASC 480-10”), then in accordance with ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“ASC 815-40”). Under ASC 480-10, warrants are considered liability classified if the warrants are mandatorily redeemable, obligate the Company to settle the warrants or the underlying shares by paying cash or other assets, or are warrants that must or may require settlement by issuing variable number of shares. If warrants do not meet liability classification under ASC 480-10, the Company assesses the requirements under ASC 815-40, which states that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification under ASC 815-40, and in order to conclude equity classification, the Company also assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity under ASC 815-40 or other applicable GAAP. After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance, with all changes in fair value after the issuance date recorded in the consolidated statements of operations and comprehensive loss. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date.

Derivative Liabilities

The Company evaluates its convertible instruments and other contracts, including warrants, to determine if those contracts or embedded components of those contracts are required to be accounted for as derivatives, either in whole or in part. If an embedded derivative is bifurcated from a debt host contract, changes in the fair value of the bifurcated derivative are recorded in the accompanying consolidated statements of operations and comprehensive loss as a change in fair value of derivative liability.

The Company’s warrants classified as liabilities and the Success Fee (see Note 7) associated with its 2019 Term Loan are recorded in other long-term liabilities at fair value. The fair value of the warrants is estimated using the Black- Scholes option-pricing model and adjusted to fair value at each consolidated balance sheet date. The Success Fee valued is based upon a probability-weighted model using inputs described in Note 8, The change in carrying value is reported as a change in fair value of liability and included in the accompanying consolidated statements of operations and comprehensive loss as other income (loss). The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants and the earlier of the change of control or liquidity events as defined in the 2019 Term Loan Agreement or the expiration date of November 2029 for the Success Fee derivative liability.

Accounts Receivable

Accounts receivable are unsecured and are carried at net realizable value, including an allowance for doubtful accounts. Trade credit is generally extended on a short-term basis; trade receivables do not bear interest, although a finance charge may be applied to such receivables that are more than 30 days past due. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors that may affect a customer’s ability to pay, such as historical expense, credit quality, the age of the account receivable balances, and current economic conditions. Amounts determined to be uncollectible are charged or written off against the allowance.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

The following table summarizes activity in the allowance for doubtful accounts:

	Year Ended December 31,
	2022	2021
Balance at beginning of period	$(354)	$(150)
Provision for uncollectible accounts	(436)	(220)
Uncollectible accounts written off	49	16

Balance at end of period	$(741)	$(354)

Revenue Recognition

The Company recognizes Revenue under Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606” or “ASC 606”). In general, the Company’s sales contracts fall under its standard sales agreement whereby control transfers to the customer upon shipment, satisfying the performance obligations of the contract.

The Company recognizes revenue when control of its products is transferred to customers in an amount that reflects the consideration it expects to receive in exchange for those products. The Company’s revenue recognition process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue as performance obligations are satisfied. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. Performance obligations are considered satisfied once the Company has transferred control of a good or service to the customer, meaning that such customer has the ability to use and obtain the benefit of the good or service.

The Company has provided customers purchasing the Allurion Gastric Balloon with an implied license for access to its VCS software. This implied software license was given to customers for no additional consideration and was not negotiated as part of the customer’s contracts. Further, the customer contracts and related purchase orders do not include nor specify rights or obligations associated with the VCS software. Based on this assessment, the Company determined the implied license to be immaterial in the context of the contract with customers purchasing the Allurion Gastric Balloon, and as such did not allocate any value to the implied VCS license.

The Company generates revenue from sales of its Allurion Gastric Balloon to distributors and health care providers. Customers typically purchase the Allurion Gastric Balloon, including the gastric balloon and related accessories together, although customers can purchase the gastric balloon and its accessories separately. Therefore, each component of the Allurion Gastric Balloon and accessories represents a distinct performance obligation and is separately identifiable. In arrangements with multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account internally approved pricing guidelines and market conditions. Revenue is generally recognized upon shipment of the product because at that point, the customer obtains control of the product and has the ability to direct the use and obtain the benefit of the product. Components of the Allurion Gastric Balloon are typically shipped to the customer together, resulting in the performance obligations in the contract being satisfied at the same time. Components shipped separately are recognized upon shipment at their relative stand-alone selling price.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

The Company recognizes revenue at the transaction price, which reflects the consideration it believes it is entitled to receive. Transaction price includes estimates of variable consideration for distributor fees, volume rebates and prompt pay discounts, which are recorded as a reduction of transaction price in the period the related product revenue is recognized. The Company may also make payments to customers for marketing programs. Payments to customers for a distinct good or service that reasonably estimate the fair value of the distinct benefit received, such as marketing programs, are recorded as a marketing expense on the consolidated statement of operations and comprehensive loss. Shipping and logistics costs inclusive of these payments to customers and other costs included in sales and marketing expense for the years ended December 31, 2022 and 2021 were $3.6 million and $0.7 million, respectively.

The Company expenses incremental costs of obtaining a contract, such as sales commissions, when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses in the Company’s consolidated statement of operations and comprehensive loss.

The Company has also elected the sales tax practical expedient; therefore, sales and other taxes assessed by a governmental authority that are collected concurrent with revenue-producing activities are excluded from the transaction price.

The Company has also elected the significant financing component practical expedient, which allows management to not assess whether the contract has a significant financing component in circumstances where, at contract inception, the expected contract duration is less than one year.

Product Warranty

The Company does not provide general rights of return of products sold to its customers. However, the Company does provide for rights of exchange to its distributors and end-use customers for products that fail to conform to the Company’s specifications for a limited time following delivery. These performance specifications include that the Allurion Gastric Balloon (i) is successfully filled upon initial placement when used according to the instructions for use provided by the Company and/or (ii) remains in the patient’s body for 90 days or more once placed. Customers may exchange product within 30 calendar days if they discover product nonconformities through a reasonable inspection and within 30 calendar days after discovery of any hidden or latent product nonconformities that could not have been discovered by a reasonable inspection.

These instances of nonconformity have been immaterial, and the Company’s management expects instances of nonconformity to be extremely rare.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses consist of costs associated with performing research and development activities, including salaries and benefits, stock-based compensation, product development costs, materials and supplies, clinical trial activities, depreciation of equipment, and contract and other outside services. Payments for activities that are provided by outside vendors are based upon the terms of the individual arrangements with each vendor. Costs of certain of these activities are expensed based upon an evaluation of the progress to completion of specific tasks and actual costs incurred, using information provided to the Company by its vendors. As payments for these activities may differ from the pattern of costs actually incurred, additional costs are reflected in the consolidated financial statements as prepaid or accrued research and development expenses.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Advertising and Marketing Costs

The Company expenses advertising and marketing costs as incurred. Advertising and marketing expenses are included in sales and marketing operating expenses. Advertising and marketing costs for the years ended December 31, 2022 and 2021, were $16.0 million and $7.1 million, respectively.

Intellectual Property Prosecution Costs

The Company incurs registration and prosecution costs related to its intellectual property. The related costs are expensed as incurred and are classified as a component of general and administrative expenses.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for net operating loss and tax credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.

The Company determines whether a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, none of the benefit attributable to the position is recognized. The tax benefit to be recognized for any tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. As of December 31, 2022 and 2021, the Company has not identified any uncertain tax positions for which reserves would be required.

Preferred Equity

The Series A, A-1, B, D-1, D-2, and D-3 convertible preferred stock are only contingently redeemable in the event of a deemed liquidation event, which is within the Company’s control as board approval is needed, and therefore presented within stockholders’ deficit.

The Company’s Series C redeemable convertible preferred stock is classified outside of stockholders’ deficit on the consolidated balance sheets because the shares have certain redemption features that give the holder the option to redeem its shares based on the passage of time. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Series C preferred stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Series C preferred stock is affected by charges against equity.

Net Loss Per Share

The Company applies the two-class method to compute basic and diluted net loss per share attributable to common stockholders, when shares meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common and

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

participating securities based upon their respective rights to share in the earnings as if all income (loss) for the period had been distributed. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2022 and 2021.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders less the cumulative undeclared dividend by the weighted average number of common shares outstanding for the period.

Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

The holders of the Company’s Series D convertible preferred stock are contractually entitled to receive a cumulative dividend, whether or not declared, and therefore, Series D convertible preferred stocks are participating securities. The holders of all other redeemable and convertible preferred stock are not entitled to cumulative dividends. The preferred equity holders are also not contractually required to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Stock-Based Compensation

The Company recognizes compensation expense for awards based on the grant-date fair value of stock-based awards on a straight-line basis over the period during which an award holder provides service in exchange for the award. The Company accounts for awards issued to nonemployees under ASU No. 2018-07, Compensation—Stock Compensation (“Topic 718”): Improvements to Nonemployee Share-Based Payment Accounting, with the measurement date for nonemployee awards being the date of grant. The fair value of stock options is calculated using the Black-Scholes option-pricing model. The fair value of Restricted Stock Units (“RSUs”) is based on the fair market value of common stock at the date of grant. The Company records forfeitures as they occur.

Comprehensive Loss

There were no differences between net loss and comprehensive loss presented in the statements of operations and comprehensive loss for the years ended December 31, 2022 and 2021.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (‘‘FASB’’) issued ASU 2016-02, Leases (Topic 842), as subsequently amended, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors), and replaces the existing guidance in ASC 840. The FASB subsequently issued amendments to ASC 842, which have the same effective date of January 1, 2019: (i) ASU 2018-10, Codification Improvements to Topic 842, Leases, which amends certain narrow aspects of the guidance issued in ASU 2016-02; and (ii) ASU 2018-11, Leases

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

(Topic 842): Targeted Improvements, which allows for a transition approach to initially apply ASU 2016-02 at the adoption date and not restate prior periods presented. ASC 842 requires lessees to classify leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine the recognition pattern of lease expense over the term of the lease. A lessee is also required to record (i) a right-of-use asset and a lease liability for all leases with accounting lease terms of greater than 12 months regardless of their classification and (ii) lease expense on its statement of operations for operating leases and amortization and interest expense on its statement of operations for financing leases. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases under ASC 840.

The Company adopted ASC 842 effective January 1, 2022 using the required modified retrospective approach and elected the effective date as its date of initial application. As a result, prior periods are presented in accordance with the previous guidance under ASC 840. ASC 842 provides a number of optional practical expedients in transition. The Company applied the package of practical expedients to leases that commenced prior to the effective date whereby the following are not required to be reassessed: (i) whether any expired or existing contracts are or contain leases; (ii) the lease classification for any expired or existing leases; and (iii) the treatment of initial direct costs for existing leases. The Company elected the short-term lease expedient for all leases that qualified based on an original lease term of twelve months or less, and consequently a ROU asset or lease liability was not recognized for short term leases.

Upon its adoption of ASC 842 on January 1, 2022, the Company recorded lease liabilities and their corresponding ROU assets based on the present value of lease payments over the remaining lease term. The incremental borrowing rate at January 1, 2022 was used to calculate the present value of the Company’s leases as of that date. The adoption of ASC 842 resulted in the recognition of a ROU and lease liability of $1.9 million and $2.1 million, respectively, upon the adoption date and the derecognition of deferred rent liabilities of $0.2 million on the Company’s consolidated balance sheets as of January 1, 2022. The adoption of ASC 842 did not have a material impact on the Company’s consolidated statements of operations and comprehensive loss or consolidated statements of cash flows.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). The standard, including subsequently issued amendments, requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets such as available for sale debt securities, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The new standard is effective for annual reporting periods beginning after December 15, 2022. The Company is still evaluating the impact of this ASU on the Company’s consolidated financial statements; however, it does not expect the impact to be material.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance if certain criteria are met for entities that have contracts, hedging relationships and other transactions that reference LIBOR or other reference rates expected to be discontinued as a result of reference rate reform. Subsequent to issuance, the FASB issued ASU 2021-01 in January 2021 to refine and clarify some of its guidance on ASU 2020-04, and ASU 2022-06 in December 2022 to extend the period of time preparers can utilize this guidance. This ASU is effective upon issuance and can be applied through December 31, 2024. Upon the transition of the Company’s contracts and transactions to new reference rates in connection with reference

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

rate reform, the Company will prospectively apply the standard and disclose the effect on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging—Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. Update No. 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted no earlier than the fiscal year beginning after December 15, 2020. The Company is currently evaluating the potential impact of the adoption of this standard on its consolidated financial statements.

3.	Revenue

Revenue by geographic region is based on the country in which our customer is domiciled and is summarized by geographic area as follows (in thousands):

	Year Ended December 31,
	2022	2021
Spain	$6,852	$3,845
France	6,032	3,232
Chile	5,008	4,361
All other countries	46,319	26,804

Total Revenues	$64,211	$38,242

There is currently no revenue generated in the United States. For the year ended December 31, 2022, $16.3 million of revenue was generated in four countries included within All other countries in the table above, representing approximately 25% of Total Revenues, with each country responsible for approximately 6%-7% of the total. Remaining revenue was generated by sales in 51 other countries included within All other countries. For the year ended December 31, 2021, $9.7 million of revenue was generated in four countries included within All other countries, representing approximately 25% of Total Revenues, with each country responsible for approximately 5%-8% of the total. Remaining revenue was generated by sales in 40 other countries included within All other countries.

4.	Inventory

Inventory consists of the following (in thousands):

	December 31,
	2022	2021
Finished goods	$2,096	$1,609
Work in progress	213	216
Raw materials	1,556	890

Total Inventory	$3,865	$2,715

Due to the nature of the business being on-demand manufacturing, the Company has not recognized any costs related to inventory write-downs, excess quantities, or obsolescence of inventories during the years ended December 31, 2022 and 2021.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

5.	Property and Equipment, net

Property and equipment consist of the following (in thousands):

	Estimates Useful Life (in Years)	December 31,
		2022	2021
Computers and purchased software	3	$575	$552
Leasehold improvements	Shorter of useful life or lease term	1,822	1,755
Furniture and fixtures	5	251	191
Machinery and equipment	3-5	2,002	1,190

Property and equipment—at cost		4,650	3,688

Less accumulated depreciation and amortization		(2,851)	(1,987)

Construction in progress		583	13

Property and equipment—net		$2,382	$1,714

Depreciation expense was $0.9 million and $0.7 million for the years ended December 31, 2022 and 2021, respectively, recorded as follows (in thousands):

	Year Ended December 31,
	2022	2021
Cost of revenue	$568	$401
Research and development	90	178
General and administrative	160	118
Sales and marketing	57	10

Total depreciation and amortization expense	$875	$707

6.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2022	2021
Distributor fees and marketing reimbursements	$6,348	$2,086
Accrued compensation	3,453	2,227
Accrued professional fees	2,105	433
Accrued interest	489	—
Deferred rent	—	202
Accrued warranty	48	50
Other accrued expenses	3,350	855

Total accrued expenses and other current liabilities	$15,793	$5,853

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

7.	Debt

The components of the Company’s third-party debt consisted of the following (in thousands):

	December 31,
	2022	2021
2021 Term Loan	$55,000	$25,000
Convertible Notes	3,103	2,000

Total principal amounts of debt	58,103	27,000

Plus: Accretion	213	28
Less: current portion of long-term debt, net of discounts	(53,360)	(24,140)
Less: unamortized deferred financing costs and debt discounts	(1,853)	(885)

Long-term debt, net of current portion and discounts	$3,103	$2,003

As of December 31, 2022 and 2021, the fair value for the Company’s third-party debt approximated the respective carrying amounts.

Term Loans

2019 Term Loan

In November 2019, the Company entered into loan and security agreement (“2019 Term Loan” and the “2019 Term Loan Agreement”) with Western Alliance Bank (“WAB”) that provided for cash proceeds of $9.0 million. Additionally, the Company is required to pay WAB a success fee (the “Success Fee”) equal to 3% of the original aggregate principal amount of the 2019 Term Loan funded upon the occurrence of certain change of control or liquidity events as defined in the 2019 Term Loan Agreement. The obligation to pay the Success Fee expires in November 2029. The Company has concluded that this freestanding financial instrument is a derivative liability, and the fair value of the Success Fee was $0.2 million as of December 31, 2022 and 2021 (see Note 8).

Interest expense for the year ended December 31, 2021 related to the 2019 Term Loan was $0.2 million, consisting of $0.1 million of contractual interest, less than $0.1 million of amortization of the debt discount and less than $0.1 million of term loan accretion.

In March 2021, the 2019 Term Loan then outstanding principal of $9.0 million and less than $0.1 million in interest was repaid in full. The Company recognized a $0.4 million loss on extinguishment of the 2019 Term Loan in the consolidated statement of operations within Loss on term loan extinguishment for the year ended December 31, 2021. The payoff of the 2019 Term Loan included a one-time final payment of 2.875% of the outstanding term loan principal which was amortized to interest expense over the term of the 2019 Term Loan, or $0.3 million, and a one-time prepayment fee of 1% of the outstanding term loan, or $0.1 million which were recognized in the consolidated statement of operations within interest expense, net.

2021 Term Loan

In March 2021, the Company entered into a loan and security agreement (the “2021 Term Loan” and the “2021 Term Loan Agreement”) with Runway Growth Credit Fund, Inc. (“Runway”) that provided initial cash proceeds of $15.0 million which was drawn down in March 2021 and provided for additional

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

borrowings of up to $10.0 million, in $5.0 million increments, based upon the achievement of certain revenue thresholds within specified time periods, as defined in the 2021 Term Loan Agreement. In September 2021, the Company drew down an additional $5.0 million under original terms of the 2021 Term Loan. The 2021 Term Loan accrues at a variable annual rate equal to the three-month LIBOR rate, subject to a minimum rate of 0.5% plus the applicable margin of 9% and is payable monthly in arrears.

In December 2021, the 2021 Term Loan Agreement was amended to extend the maturity date to December 30, 2025, and provide for an additional $20.0 million of borrowings, of which $15.0 million (the “Term C Loan”) is available based upon the achievement of certain revenue thresholds within specified time periods as defined in 2021 Term Loan Agreement. Equal monthly principal payments will commence on December 30, 2024, such that the borrowed principal amounts will be repaid in full on December 30, 2025. However, if certain revenue thresholds are achieved prior to April 15, 2023, the borrowed principal amounts will be repaid in full on December 30, 2025. Additionally, in December 2021, the Company drew an additional $5.0 million under the amended and restated provisions of the 2021 Term Loan. In connection with the 2021 Term Loan, the Company paid issuance costs of $0.7 million, which will be amortized over the remaining life of the loan.

In December 2021, the Company issued 132,979 warrants exercisable for Series C preferred stock as consideration for the amendment and the draw down related to the 2021 Term Loan Agreement. The fair value of these warrants was determined to be $0.3 million upon issuance and are classified as a warrant liability on the consolidated balance sheets as of December 31, 2022 and 2021 (see Note 8).

In June 2022, the 2021 Term Loan Agreement was amended to revise definitional terms for certain milestone events, the final payment amount and financial covenant. In September 2022, the 2021 Term Loan Agreement was further amended to, among other things: (1) change the interest rate to the higher of the prime rate or 3.25% plus the applicable margin of 6.44186%, (2) extend the maturity date of its outstanding term loans from December 30, 2025, to December 30, 2026, and (3) increase additional borrowing up to $15.0 million (the “Term D Loan”).

During June through September of 2022, the Company drew an additional $15.0 million of the Term C Loan based upon the achievement of certain revenue thresholds under the amended and restated provisions of the 2021 Term Loan. In connection with the Term C Loan under the 2021 Term Loan, the Company paid issuance costs of $0.3 million, which will be amortized over the remaining life of the loan. Upon the additional $15.0 million draw on the Term C Loan, 44,220 warrants exercisable for Series D-1 preferred stock were issued. The Company has recorded a warrant liability of $0.4 million in connection with the Term C Loan on the consolidated balance sheets. In September 2022, in connection with the amendment of the 2021 Term Loan, the Company committed to issue 44,220 warrants exercisable for Series D-1 preferred stock if the Company draws on the entire Term D Loan. The fair value of these warrants was determined to be $0.4 million upon issuance and are classified as a warrant liability on the consolidated balance sheets as of December 31, 2022 (see Note 8).

During October through December of 2022, the Company drew an additional $15.0 million of the Term D Loan based upon the achievement of certain revenue thresholds under the amended and restated provisions of the 2021 Term Loan. Upon each draw of $5.0 million, the Company issued 14,740 warrants (for a total issuance of 44,220 warrants in connection with the Term D loan). As of December 31, 2022, the Company has outstanding borrowings of $55.0 million under the 2021 Term Loan and has no additional borrowings available.

The Company has the option to prepay the 2021 Term Loan provided it pays a prepayment fee equal to 3% of the outstanding principal if paid on or prior to the one-year anniversary of funding, 2% of the outstanding principal if paid after the first anniversary of funding, 1% of the outstanding principal if paid after the

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

second anniversary of the funding and 0.5% if paid after the third anniversary of the funding. A final payment fee of 3% of the funded amount of the loan is due upon maturity, which is amortized to interest expense over the term of the 2021 Term Loan.

The 2021 Term Loan Agreement contains certain financial reporting and other covenants including the maintenance of a minimum liquidity amount of $3.0 million, maintenance of minimum product revenues over trailing twelve-month periods, and the occurrence of a material adverse change event. Upon the occurrence of an event of default, the lender may declare all outstanding obligations immediately due and payable as well as increase the interest rate 5.0% above the rate that is otherwise applicable. The Company has determined that there is substantial doubt about the Company’s ability to continue as a going concern (see Note 1) and consequently, there is a risk that it may not meet its covenants under the 2021 Term Loan in the future. Due to the substantial doubt about the Company’s ability to continue operating as a going concern for twelve months from the issuance date of these financial statements and the liquidity covenant within the loan agreement with Runway, the amounts due as of December 31, 2022 and 2021 have been classified as current in the consolidated financial statements. The Company was compliant with all covenants as of December 31, 2022 and 2021. The 2021 Term Loan is secured by a first priority perfected security interest in substantially all of the assets of the Company and its subsidiaries.

Interest expense for the year ended December 31, 2022 related to the 2021 Term Loan and 2021 Restated Term Loan was $4.3 million, consisting of $3.8 million of contractual interest, $0.2 million of amortization of the debt discount, $0.1 million amortization of the warrant and term loan accretion of $0.2 million. Interest expense for the year ended December 31, 2021 related to the 2021 Term Loan was $1.5 million, consisting of $1.2 million of contractual interest, $0.1 million of amortization of the debt discount and term loan accretion of $0.1 million. The average interest rate during the years ended December 31, 2022 and 2021 was 11.26% and 9.5%, respectively.

Scheduled future maturities of the 2021 Term Loan for years subsequent to December 31, 2022 are as follows (in thousands):

December 31, 2023	$—
December 31, 2024	—
December 31, 2025	3,929
December 31, 2026	51,071

$55,000

Convertible Notes

2018 – 2020 Convertible Notes

During 2018, the Company entered into various Convertible Note Agreements with investors for gross proceeds of $1.1 million with a stated interest rate of 6.0% per annum (the “2018 Convertible Notes”) and a maturity date 36 months from the date of issuance unless previously converted pursuant to the terms of the agreement. The Company incurred issuance costs of less than $0.1 million in connection with the 2018 Convertible Notes.

During 2019, the Company entered into various Convertible Note Agreements with investors for gross proceeds of $18.9 million with a stated interest rate of 6.0% per annum (the “2019 Convertible Notes”) and a maturity date 36 months from the date of issuance unless previously converted pursuant to the terms of the agreement. Additionally, the Company amended the 2018 Convertible Notes in contemplation of the issuance of the 2019 Convertible Notes. The amendment was accounted for as a debt modification and

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

resulted in a change in the definition of conversion discount from the time-based formula to a formula equal to the balance of the note on the date of conversion divided by an amount equal to the lesser of 80% of the per share price of shares issued in a qualified financing and the capped conversion price calculated by dividing $150.0 million by the fully diluted capitalization of the Company immediately prior to the conversion of the Convertible Notes, which represents a conversion option. Upon the amendment to the 2018 Convertible Notes and the issuance of the 2019 Convertible Notes, they have the same conversion price formula. The Company incurred issuance costs of $0.3 million in connection with the 2019 Convertible Notes.

During 2020, the Company entered into various Convertible Note Agreements with investors for gross proceeds of $13.4 million with a stated interest rate of 6.0% per annum (the “2020 Convertible Notes”) and a maturity date 36 months from the date of issuance unless previously converted pursuant to the terms of the agreement. The 2020 Convertible Notes defined the conversion discount to the balance of the note on the date of conversion divided by an amount equal to the lesser of 85% of the per share price of shares issued in a qualified financing and the capped conversion price calculated by dividing $350.0 million by the fully diluted capitalization of the Company immediately prior to the conversion of the 2020 Convertible Notes, which represents a conversion option. The Company incurred issuance costs of $0.1 million in connection with the 2020 Convertible Notes.

The Company determined that the conversion option of the 2018 – 2020 Convertible Notes met the definition of an embedded derivative and was required to be bifurcated and accounted for separately from the notes. On the issuance dates of the 2018 – 2020 Convertible Notes, the embedded derivative liability was recorded at fair value, with the remaining proceeds allocated to the 2018 – 2020 Convertible Notes. The allocation of proceeds to the derivative liability resulted in a discount to the 2018 – 2020 Convertible Notes. The derivative liability was remeasured at fair value at each reporting period and immediately prior to the settlement. The discount was amortized to interest expense over the term of the 2018 – 2020 Convertible Notes. On the issuance date of the 2018 Convertible Notes and 2019 Convertible Notes, the fair value of the embedded derivative liability was estimated to be $3.8 million. On the issuance date the 2020 Convertible Notes, the fair value of the embedded derivative was estimated to be $1.8 million.

The allocation of proceeds from the 2018 – 2020 Convertible Notes to the derivative liability and issuance costs resulted in an aggregate discount of $6.0 million, which was amortized to interest expense over the term of the 2018 – 2020 Convertible Notes.

In February, March, and May of 2021, the Company entered into additional Convertible Note agreements for an aggregate principal amount of $0.8 million with the same terms as the 2020 Convertible Notes as disclosed above. No issuance costs were recorded for these issuances.

The 2018 – 2020 Convertible Notes Agreements provide that, effective upon the closing of a qualified financing, as defined in the 2018 – 2020 Convertible Note Agreements, all of the outstanding principal and interest would automatically convert into shares of the same class or series of capital stock issued in the qualified financing.

In July 2021, the Company entered into the Series D Preferred Stock Purchase Agreement (the “SPA”). Under the SPA, the Company agreed to issue 842,283 shares of Series D-1 Preferred Stock at a purchase price of $11.8725 per share for total gross proceeds of $10.0 million, which represented a Qualified Financing triggering conversion of the outstanding 2018 – 2020 Convertible Notes.

In July 2021, the 2018 – 2020 Convertible Notes were converted into shares of preferred stock. The 2018 and 2019 Convertible Notes, which had an aggregate principal and interest balance of $22.7 million, converted at the capped conversion price of $6.2256 per share for a total of 3,644,616 shares of Series D-2

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

preferred stock and the 2020 Convertible Notes, which had an aggregate principal and interest balance of $15.1 million, converted at 85% of the Series D-1 price, or $10.0916 per share, for a total of 1,498,348 shares of series D-3 preferred stock.

Although a Qualified Financing triggered the conversion of the Convertible Notes, the actual conversion did not occur in accordance with the stated terms of the 2018 – 2020 Convertible Notes Agreements as the shares converted into Series D-2 and Series D-3 Preferred Stock instead of Series D-1 Preferred Stock. Therefore, the Company treated the conversion as an extinguishment of the Convertible Notes, and the fair value of the derivative liability of the 2018-2020 Convertible Notes was remeasured on the conversion date. The Company recognized a gain on conversion of convertible notes of $2.8 million equal to the difference between the carrying amount of the 2018-2020 Convertible Notes and the derivative liability, totaling $41.6 million, and the fair value of the Series D-2 and Series-D3 Preferred stock issued to the noteholders. The fair values of the Series D-2 and Series D-3 Preferred Stock were $6.60 per share and $9.87 per share, respectively, for a total fair value issued of $24.1 million and $14.8 million, respectively.

Interest expense for the year ended December 31, 2021 related to the 2018 – 2020 Convertible Notes Agreement was $2.0 million, consisting of $1.0 million each of contractual interest and amortization of the debt discount.

2021 Convertible Notes

In December 2021, the Company entered into a Convertible Note agreement with an investor for gross proceeds of $2.0 million with a stated interest rate of 5.0% per annum (the “2021 Convertible Notes”) and a maturity date 36 months from the date of issuance unless previously converted pursuant to their terms of the agreement. No issuance costs were incurred.

The 2021 Convertible Notes provide that, effective upon either a Special Purpose Acquisition Company (i.e. “deSPAC”) transaction, closing of a qualified financing, or closing of a non-qualified financing, all of the outstanding principal and interest would automatically convert into common shares or shares of the same class or series of capital stock issued in the qualified financing in an amount equal to the balance of the 2021 Convertible Notes on the date of conversion divided by the capped conversion price which is calculated by dividing $600.0 million by the fully diluted capitalization of the Company immediately prior to the conversion of the 2021 Convertible Notes. If the 2021 Convertible Notes are not converted into common shares, the principal and accrued interest become payable by the Company on the earlier of the maturity date or upon an event of default. As defined in the 2021 Notes Agreement, an event of default is either (i) the Company being unable to pay its debts as they become due or (ii) the occurrence of events of liquidation or bankruptcy of the Company.

Interest expense for the year ended December 31, 2022 related to the 2021 Convertible Notes Agreement was $0.1 million, consisting entirely of contractual interest. Interest expense for the year ended December 31, 2021 related to the 2021 Convertible Notes Agreement was $0.1 million, consisting of less than $0.1 million each of contractual interest and amortization of the debt discount.

2022 Convertible Notes

In January 2022, the Company entered into a Convertible Note agreement with investors for gross proceeds of $1.1 million with a stated interest rate of 5.0% per annum (the “2022 Convertible Notes”). The 2022 Convertible Notes mature 36 months from the issuance date unless previously converted pursuant to their terms of the agreement. Issuance costs were de minimis. The 2022 Convertible Notes have the same terms as the 2021 Convertible notes.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Interest expense for the year ended December 31, 2022 related to the 2022 Convertible Notes Agreement was $0.2 million, consisting entirely of contractual interest.

Paycheck Protection Program

In April 2020 and March 2021, the Company received two separate loans of $1.0 million under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) Paycheck Protection Program (“PPP”) administered through the Small Business Association (“SBA”).

The Company received notification from Needham Bank on February 19, 2021 and July 20, 2021, respectively, that due to the Company’s eligibility for 100% forgiveness, Needham Bank had received funds from the SBA to forgive the Loans, and the PPP loans were forgiven. The liability was derecognized from the consolidated balance sheets, and a gain of $2.0 million was recognized for the PPP loan forgiveness on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2021. The Company incurred an immaterial amount of interest expense related to the PPP loans for the year ended December 31, 2021.

8.	Fair Value Measurements

The following tables present the fair value hierarchy for its assets and liabilities that are measured at fair value at issuance date and on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):

Fair Value Measurement as of December 31, 2022
	Total Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents
Money market funds	$4,925	$4,925	$—	$—

Total assets	$4,925	$4,925	$—	$—

Liabilities:
Series C Common Stock Warrant Liability	$340	$—	$—	$340
Series B Preferred Stock Warrant Liability	303	—	—	303
Series A-1 Preferred Stock Warrant Liability	82	—	—	82
Other Common Stock Warrant Liabilities	255	—	—	255
Series C Preferred Stock Warrant Liability	684	—	—	684
Derivative Liability—Success Fee	180	—	—	180
Series D-1 Preferred Stock Warrant Liability	707	—	—	707

Total Liabilities	$2,551	$—	$—	$2,551

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Fair Value Measurement as of December 31, 2021
	Total Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents
Money market funds	$17,497	$17,497	$—	$—

Total assets	$17,497	$17,497	$—	$—

Liabilities:
Series C Common Stock Warrant Liability	$137	$—	$—	$137
Series B Preferred Stock Warrant Liability	125	—	—	125
Series A-1 Preferred Stock Warrant Liability	30	—	—	30
MLSC Warrant Liability	29	—	—	29
Other Common Stock Warrant Liabilities	94	—	—	94
Series C Preferred Stock Warrant Liability	326	—	—	326
Derivative Liability—Success Fee	159	—	—	159

Total Liabilities	$900	$—	$—	$900

The Company has classified the warrants within Level 3 of the hierarchy as the fair value is derived using the Black-Scholes option pricing model, which uses a combination of observable (Level 2) and unobservable (level 3) inputs. See table below for the assumptions used in the pricing model:

	Measurement Date	Interest Rate	Exercise Price	Estimated Fair Value of Underlying Share Price	Expected Volatility	Expected Life (Years)
Series A-1 Preferred Stock warrants	December 31, 2022	4.42%	$1.90	$6.75	69%	0.25
Series B Preferred Stock warrants	December 31, 2022	4.41%	2.38	6.91	65%	2.00
Series C Common Stock warrants	December 31, 2022	4.11%	0.01	4.54	63%	4.00
Series C Preferred Stock warrants	December 31, 2022	3.92%	6.58	7.24	63%	8.20
Other Common Stock	December 31, 2022	3.99%	1.02 -1.10	4.54	63%	4.6-4.7
Series D-1 Preferred Stock warrants	December 31, 2022	3.88-3.92%	11.87	11.31	63%	8.2-9.7

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

	Measurement Date	Interest Rate	Exercise Price	Estimated Fair Value of Underlying Share Price	Expected Volatility	Expected Life (Years)
MLSC warrants	December 31, 2021	0.39%	$1.90	$3.43	56%	1.00
Series A-1 Preferred Stock warrants	December 31, 2021	0.56%	1.90	2.08	60%	1.30
Series B Preferred Stock warrants	December 31, 2021	1.12%	2.38	3.69	59%	3.00
Series C Common Stock warrants	December 31, 2021	1.26%	0.01	1.83	59%	5.00
Series C Preferred Stock warrants	December 31, 2021	1.52%	6.58	4.21	60%	9.20
Other Common Stock	December 31, 2021	1.31%	1.02 -1.10	1.83	60%	5.6 - 5.7

Expected dividend yield for all calculations is 0.00%.

2019 Term Loan Success Fee Derivative Liability

The derivative liability for the Success Fee associated with the 2019 Term Loan was recorded at fair value at December 31, 2022 using the following assumptions: weighted-average probability of 70% for the likelihood of a change in control or liquidity event within four years from the initial valuation date of the derivative liability; 30% that no change in control or liquidity event occurs prior to the expiration of the Success Fee period; and a market-based discount rate that will increase or decrease each period based on changes in the probability in the future cash flows.

The changes in the fair values of the warrant and derivative liabilities categorized with Level 3 inputs were as follows:

	MLSC Warrants	Preferred Stock Warrants	Common Stock Warrants	Convertible Debt Derivative Liability	Success Fee Derivative Liability	Total
Balance - January 1, 2021	$15	$84	$106	$6,484	$122	$6,811
Fair value upon issuance	—	333	—	121	—	454
Change in fair value	14	64	157	—	37	272
Exercise of warrants	—	—	(32)	—	—	(32)
Conversion of Convertible Debt	—	—	—	(6,605)	—	(6,605)

Balance - December 31, 2021	29	481	231	—	159	900
Fair value upon issuance	—	834	—	—	—	834
Change in fair value	(9)	465	365	—	19	840
Exercise of warrants	(20)	(3)	—	—	—	(23)

Balance - December 31, 2022	$—	$1,777	$596	$—	$178	$2,551

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

The change in fair value of the warrants and derivative liabilities at each period is recorded as a component of other income or other expense in the consolidated statements of operations and comprehensive loss.

9.	Income Taxes

The components of net loss before income taxes are as follows (in thousands):

	Year Ended December 31,
	2022	2021
U.S.	$(38,267)	$(12,586)
Foreign	666	200

Loss before income taxes	$(37,601)	$(12,386)

The reconciliation between the effective tax rate and the statutory federal income tax rate for the years ended December 31, 2022 and 2021 is as follows:

	Year Ended December 31,
	2022	2021
U.S. Statutory Federal Income Tax Rate	21.0%	21.0%
State Income Taxes, net of Federal Income tax Benefit	6.9%	9.8%
Tax Credits	1.0%	-1.2%
Non-Taxable PPP Loan Forgiveness	0.0%	3.4%
Valuation Allowance	-29.0%	-32.3%
Other	-0.2%	-0.7%

Effective tax rate	-0.3%	0%

Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2022	2021
U.S. federal and state net operating loss carryforwards	$25,051	$17,791
Capitalized start-up and research and development expenses	5,377	2,718
Research and development tax credits	1,780	1,320
Lease Liability	838	—
Depreciation	236	44
Other temporary differences	994	706

Total deferred tax assets	34,276	22,579

Valuation allowance	(33,484)	(22,579)
Net deferred tax assets	792	—
Right of Use Asset	(792)	—

Total deferred tax liabilities	(792)	—

Net deferred tax asset	$—	$—

The Company recorded income tax expense of $0.1 million during the year ended December 31, 2022 due to foreign operating income. The Company recorded no income tax expense during the year ended

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

December 31, 2021. The Company maintains a valuation allowance for the full amount of the net United States deferred tax assets, as the realization of the deferred tax assets is not determined to be more likely than not. The valuation allowance increased for the years ended December 31, 2022 and 2021 by approximately $10.9 million and $4.0 million, respectively, due to an increase in deferred tax assets having a full valuation allowance primarily due to the operating losses incurred, capitalized research and development expenses and tax credits generated.

As of December 31, 2022, the Company had $91.7 million and $91.5 million of federal and state NOL carryforwards, respectively. Of the federal NOL carryforwards, $12.8 million expire between 2030 and 2037 and $78.9 million do not expire. The state NOL carryforwards expire between 2030 and 2042. As of December 31, 2022, the Company had $1.2 million and $0.8 million of federal and state research and development tax credits, which expire beginning in 2031 and 2028, respectively.

Changes to the Company’s valuation allowance are as follows (in thousands):

	Year Ended December 31,
	2022	2021
Beginning balances	$22,579	$18,577
Additions charged to net loss	10,905	4,002

Ending balances	$33,484	$22,579

Realization of the future tax benefits from these assets is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss and research and development credit carryforwards that could be used annually to offset future taxable income. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company’s formation due to the significant complexity and cost associated with such study and because there could be additional changes in control in the future. As a result, the Company is not able to estimate the effect of the change in control, if any, on the Company’s ability to utilize net operating loss and research and development credit carryforwards in the future.

The Company is subject to US federal income tax, state income tax in Massachusetts, and income tax in certain foreign jurisdictions. The Company’s historical income taxes in foreign jurisdictions have been immaterial to the consolidated financial statements. The Company is not currently under examination by the Internal Revenue Service (“IRS”) or any other jurisdictions for any tax years; however, all tax years since inception remain open to examination by the major taxing jurisdictions to which the Company is subject, as carryforward attributes generated in years past may still be adjusted upon examination by the U.S. IRS or other authorities if they have, or will be, used in a future period.

As of December 31, 2022 and 2021, the unremitted earnings of the Company’s foreign subsidiaries are immaterial.

Interpretive guidance on the accounting for global intangible low-taxed income (“GILTI”) states that an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or provide for the tax expense related to GILTI in the year the tax is incurred as a period expense. The Company made the accounting policy election to recognize GILTI as a period expense.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

As of December 31, 2022 and 2021, the Company has not recorded a tax liability for any uncertain tax positions. Interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense. There are no accrued interest and penalties as of December 31, 2022 and 2021.

10.	Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Preferred Equity

The Company issued Series A convertible preferred stock (the “Series A Preferred Stock”), Series B convertible preferred stock (the “Series B Preferred Stock”), Series C redeemable convertible preferred stock (the “Series C Preferred Stock”), and Series D convertible preferred stock (the “Series D Preferred Stock” and all such series collectively the “Preferred Stock”). All Preferred Stock is convertible at the option of the holder and automatically upon contingent events such as a sale, an initial public offering (“IPO”) or deSPAC event.

As of December 31, 2022, Preferred Stock consisted of the following (in thousands, except share amounts):

	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	2,276,786	2,276,786	$1,603	$2,486	2,276,786
Series A-1 Preferred Stock	1,513,028	1,485,544	2,776	4,234	1,485,544
Series B Preferred Stock	2,298,929	2,236,793	5,163	7,969	2,236,793
Series C Preferred Stock	8,113,616	7,927,446	39,122	39,122	7,927,446
Series D-1 Preferred Stock	1,684,565	842,283	9,615	15,865	842,283
Series D-2 Preferred Stock	3,644,616	3,644,616	24,054	35,997	3,644,616
Series D-3 Preferred Stock	1,498,348	1,498,348	14,788	23,988	1,498,348

Total	21,029,888	19,911,816	$97,121	$129,661	19,911,816

As of December 31, 2021, Preferred Stock consisted of the following (in thousands, except share amounts):

	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A Preferred Stock	2,276,786	2,276,786	$1,603	$2,486	2,276,786
Series A-1 Preferred Stock	1,513,028	1,479,806	2,752	4,217	1,479,806
Series B Preferred Stock	2,298,929	2,235,741	5,161	7,965	2,235,741
Series C Preferred Stock	8,113,616	7,927,446	39,122	39,122	7,927,446
Series D-1 Preferred Stock	1,684,565	842,283	9,615	15,265	842,283
Series D-2 Preferred Stock	3,644,616	3,644,616	24,054	34,620	3,644,616
Series D-3 Preferred Stock	1,498,348	1,498,348	14,788	23,071	1,498,348

Total	21,029,888	19,905,026	$97,095	$126,746	19,905,026

Voting Rights

The preferred stockholders shall vote as a single class together with holders of all other classes and series of stock of the Company on all actions to be taken by the stockholders of the Company. The preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

the shares held by each holder are then convertible. The Series C Preferred Stockholders are entitled to elect two members of the Board of Directors, and the common stockholders are entitled to elect four members of the Board of Directors.

Dividend Rights

All preferred stock participates in dividends with common stock on an as-converted basis when declared by the Board of Directors. The preferred stockholders shall be entitled to receive dividends, when and if declared, on a pro rata pari passu basis according to the number of shares of common stock held by such holder. The Series D preferred stockholders are also entitled to a cumulative dividend which accrues at the rate of 6% per annum. The dividend accrues on a daily basis from and including the issuance date of such shares, whether or not declared. No dividends have been declared through December 31, 2022.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, before any payment shall be made to the holders of common stock, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to the Company’s stockholders, on a pari passu basis, an amount per share equal to (i) the Series A, Series A-1, Series B and Series C preferred stock per share liquidation preference equal to $1.092, $2.850, $3.563 and $4.935, respectively, plus any accruing dividends accrued but unpaid, whether or not declared and (ii) the Series D-1, Series D-2, and Series D-3 preferred stock per share liquidation preference equal to $17.809, $9.338, and $15.137, respectively, plus any accruing dividends accrued but unpaid, whether or not declared provided, that, if the Company achieves a revenue milestone of $65.0 million in a trailing twelve month period (the “Milestone”), then in lieu of the foregoing, the holders of the Series D-1, Series D-2, and Series D-3 Preferred Stock shall receive an amount per share equal to $11.8725, $6.2256 and $10.0916, respectively, plus any accruing dividends accrued but unpaid, whether or not declared (collectively, the “Preferred Stock Preference”). After payment of the Preferred Stock Preference, the funds and assets available for distribution to the Company’s stockholders, if any, will be initially distributed on a pro rata basis to the holders of common stock in the Company in proportion to the number of shares of common stock held at an amount per share equal to 150% of the Original Issue Price of the Series A Preferred Stock ($1.092), plus any dividends declared but unpaid thereon (the “First Catchup Amount”). Any remaining funds and assets available for distribution to the Company’s stockholders, if any, after the First Catchup Amount will then be distributed on a pro rata basis to the holders of common stock and Preferred Stock in the Company in proportion to the number of shares of common stock or Preferred Stock held.

Conversion Rights

Each share of Preferred Stock is convertible at any time, at the option of the holder, into one share of common stock, based upon a per share conversion factors of applicable original issuance prices, adjustable for certain dilutive events. Conversion is mandatory upon the closing of an IPO or deSPAC event, or upon the election of the holders of a majority of the then-outstanding Preferred Stock.

Redemption

The holders of Series A, Series A-1, Series B, Series D-1, Series D-2, and Series D-3 Preferred Stock are not entitled to any redemption rights, other than those under their liquidation rights discussed above. Upon the election of the Series C majority, up to 50% of the outstanding shares of Series C Preferred Stock are

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

redeemable at a price equal to 1.5 times original issuance price, plus all declared, but unpaid dividends thereon, on a pro rata basis in an equal semiannual portion, after January 17, 2022. The Series C contingent redemption upon a deemed liquidation event results in mezzanine equity classification (outside of permanent equity) on the Company’s consolidated balance sheet.

Common Equity

The Board of Directors authorized up to 35,000,000 shares of common stock at a $0.0001 par value. During 2023, the Board increased the number of shares authorized to 38,000,000 (see Note 17). As of December 31, 2022 and 2021, 7,654,943 and 7,383,096 shares of common stock were outstanding, respectively. The Company issued 271,847 and 533,860 shares of common stock in the years ended December 31, 2022 and 2021, respectively, upon the exercise of stock options.

The number of shares of common stock that have been reserved for the potential exercise of preferred stock warrants, exercise of common stock warrants, stock options and RSUs as of December 31, 2022, is as follows:

Convertible preferred stock (as converted to common stock)	11,984,370
Redeemable convertible preferred stock (as converted to common stock)	7,927,446
Outstanding options to purchase common stock	4,399,088
Restricted Stock Units	1,446,938
Warrants to purchase preferred stock (as converted to warrants to purchase common stock)	300,485
Warrants to purchase common stock	141,985
Convertible notes (as converted to common stock)	175,109

Total	26,375,421

Warrants

As of December 31, 2022 and 2021, warrants to purchase the following classes of Preferred Stock and Common Stock outstanding consist of the following:

December 31, 2022
Issuance Date	Remaining Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
4/1/2013	0.2	Series A-1 Preferred Stock	Liability	16,930	$1.90
12/1/2014	1.9	Series B Preferred Stock	Liability	62,136	2.38
3/30/2021	8.2	Series C Preferred Stock	Liability	132,979	6.58
9/15/2022	9.7	Series D-1 Preferred Stock	Liability	44,220	11.87
6/4/2022	9.4	Series D-1 Preferred Stock	Liability	44,220	11.87
1/17/2017	4.0	Common stock	Liability	75,000	0.01
8/3/2017	4.6	Common stock	Liability	10,000	1.10
9/8/2017	4.7	Common stock	Liability	29,412	1.02
6/19/2018	5.5	Common stock	Liability	18,382	1.02
6/25/2019	6.5	Common stock	Liability	9,191	1.02

				442,470

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

December 31, 2021
Issuance Date	Remaining Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
4/1/2013	1.2	Series A-1 Preferred Stock	Liability	33,222	$1.90
12/1/2014	2.9	Series B Preferred Stock	Liability	63,188	2.38
3/30/2021	9.2	Series C Preferred Stock	Liability	132,979	6.58
1/17/2017	5.0	Common stock	Liability	75,000	0.01
8/3/2017	5.6	Common stock	Liability	10,000	1.10
9/8/2017	5.7	Common stock	Liability	29,412	1.02
6/19/2018	6.5	Common stock	Liability	18,382	1.02
6/25/2019	7.5	Common stock	Liability	9,191	1.02
6/30/2021	9.5	Common stock	Equity	140,374	0.0001

				511,748

11.	Net Loss per Share

Basic and diluted net loss per share was calculated as follows:

	Year Ended December 31,
	2022	2021
Numerator:
Net loss and comprehensive loss	$(37,744)	$(12,386)
Cumulative undeclared dividends to participating securities (Series D convertible preferred stock)	(2,907)	(1,240)

Net loss attributable to common stockholders	$(40,651)	$(13,626)

Denominator:
Basic and diluted weighted-average common stock outstanding	7,495,479	7,080,770

Net loss per share attributable to common stockholders, basic and diluted	$(5.42)	$(1.92)

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

The Company’s potentially dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2022	2021
Convertible preferred stock (as converted to common stock)	11,984,370	11,977,580
Redeemable convertible preferred stock (as converted to common stock)	7,927,446	7,927,446
Outstanding options to purchase common stock	4,399,088	2,885,776
Restricted Stock Units	1,446,938	—
Warrants to purchase preferred stock (as converted to warrants to purchase common stock)	300,485	229,389
Warrants to purchase common stock	141,985	282,359
Convertible notes (as converted to common stock)	175,109	105,105

Total	26,375,421	23,407,655

12.	Stock Based Compensation

The Company’s 2010 Stock Option Plan (the “2010 Plan”) provided for the grant of qualified incentive stock options; nonqualified stock options, and or other awards to the Company’s employees, officers, directors, advisors, and outside consultants to purchase the Company’s common stock. On December 11, 2020, the Company’s Board of Directors adopted the 2020 Stock Option Plan, merging it with and into the 2010 Plan, (as merged, the “Plan”), which provides for the grant of qualified incentive stock options, nonqualified stock options, and other awards to the Company’s employees, officers, directors, advisors, and outside consultants to purchase the Company’s common stock. As of December 2022 and 2021, 5,846,026 and 2,885,420 options and RSUs, respectively, were issued and exercisable under the Plan. As of December 31, 2022 and 2021, there were zero and 845,801 shares, respectively, remaining available for future grant under the Plan. In 2023, the Board of Directors increased the total number of shares reserved under the Plan by 1,400,000 shares of common stock (see Note 17). The stock options generally vest over a four-year period and expire 10 years from the date of grant.

Stock-based compensation expense included in the consolidated statement of operations and comprehensive loss was as follows:

	Year Ended December 31,
	2022	2021
Selling, general, and administrative	$400	$302
Research and development	37	11

Total stock-based compensation expense	$437	$313

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Stock Options

The following tables summarizes the option activity under the Plan during the years ended December 31, 2022:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per option)	(in years)	(in thousands)
Outstanding—January 1, 2022	2,885,420	$1.19	6.8	$1,809
Granted	1,816,775	3.87
Cancellations and forfeitures	(178,581)	1.37
Exercised	(124,526)	1.01
Outstanding— December 31, 2022	4,399,088	2.31	7.7	9,595

Exercisable at December 31, 2022	1,873,028	$1.12	5.5	$6,410

The weighted average grant-date fair value of the stock option awards granted during the years ended December 31, 2022 and 2021 were $2.31 and $0.79 per option, respectively.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model and the assumptions noted in the table below. Expected volatility for the Company’s common stock was determined based on an average of the historical volatility of a peer group of public companies which are similar to the Company. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted- average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The expected term of options granted to non-employees is the remaining contractual term of the award. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the expected life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant.

In determining the exercise prices for options granted, the Company’s Board of Directors has considered the fair value of the common stock as of the measurement date. The fair value of the common stock has been approved by the Board of Directors at each award grant date based upon a variety of factors, including the results obtained from an independent valuation, the Company’s current financial position, historical financial performance and prospects, the status of technological developments within the Company’s products, the composition and ability of the current management team, an evaluation or benchmark of the Company’s competition, the current global economic and business climates, the illiquid nature of the common stock, arm’s-length sales of the Company’s capital stock (including convertible preferred stock), the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

The assumptions used in the Black-Scholes option-pricing model are as follows:

	Year Ended December 31,
	2022	2021
Expected volatility	63%	65%
Risk-free interest rate	3.56%	0.96%
Expected dividend yield	0%	0%
Expected term (in years)	5.8	6.0

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

As of December 31, 2022 and 2021, there were $5.0 million and $0.7 million, respectively, of unrecognized compensation costs related to nonvested options granted under Plan, which is expected to be recognized over a remaining weighted-average period of approximately three years.

Restricted Stock Units

The Company has issued RSUs to a member of the Board of Directors with vesting subject to both a performance-based closing condition dependent on the successful merger with CPUH and time-based vesting conditions. See Note 17 for information about the Proposed Merger with CPUH. Upon the satisfaction of the closing condition, 62.5% of the RSUs awarded will vest. Thereafter, the remaining 37.5% of the RSUs will vest monthly over a period of two years. The RSUs will automatically terminate and be forfeited if the closing condition is not met. Additionally, all RSUs are subject to forfeiture if the grantee’s continuous service relationship as a member of the Board of Directors (or, after the closing condition is satisfied, as a member of the CPUH Board) terminates prior to vesting. The following table summarizes the restricted stock unit activity under the Plan during the years ended December 31, 2022:

	Number of RSUs	Weighted Average Grant Date Fair Value
		(per share)
Outstanding—January 1, 2022	—	$—
Granted	1,446,938	4.41
Cancellations and forfeitures	—	—
Vested	—	—

Outstanding—December 31, 2022	1,446,938	$4.41

The weighted average grant-date fair value of time-vested restricted stock units granted during the year-ended December 31, 2022 was $4.41 per share. There were no shares vested or cancelled during the year ended December 31, 2022. There were no shares granted, vested, or cancelled during the year ended December 31, 2021. The RSUs will only vest upon satisfaction of the closing condition, which has not yet occurred and is not considered probable until such an event occurs. Accordingly, no compensation cost had been recognized related to the RSUs.

13.	Employee Benefit Plan

The Company has a 401(k) retirement plan which covers eligible U.S. employees. Eligible employees may elect to contribute up to the maximum limits, as set by the Internal Revenue Service, of their eligible compensation. The Company may elect to make a discretionary contribution or match a discretionary percentage of employee contribution. During the years ended December 31, 2022 and 2021, the Company’s matching contributions to the plan were $0.1 million.

14.	Commitments and Contingencies

Operating Leases

ASC 842 Adoption

With respect to contracts involving the use of assets, if the Company has the right to direct the use of the asset and obtain substantially all economic benefits from the use of an asset, it accounts for the service contract as a lease.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

As of December 31, 2022, the Company was a party to eight different leases for office, manufacturing, and laboratory space under non-cancelable office leases in three cities. These leases total approximately 51,000 square feet and will expire between June 2023 and February 2028. The Company has a right to extend certain of these leases for periods between three and five years. The Company also holds immaterial leases related to vehicles and office equipment. Under its leases, the Company pays base rent and a proportional share of operating expenses. Such operating expenses are subject to annual adjustment and are accounted for as variable payments in the period in which they are incurred.

As described in Note 2, the Company adopted ASC 842 as of January 1, 2022. Prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting under ASC 840. All of the Company’s leases are classified as operating leases at the adoption date and as of December 31, 2022. The components of ROU assets and lease liabilities are included in the consolidated balance sheets. The short-term portion of the Company’s operating lease liability is recorded as part of accrued expenses and other current liabilities on the consolidated balance sheet.

The following table summarizes (in thousands) the impact of the adoption of the new lease accounting guidance on the Company’s consolidated balance sheets as of January 1, 2022, as if the previous accounting guidance was in effect for comparison purposes. There was no impact to the consolidated statement of operations and comprehensive loss or the consolidated statement of cash flows for the year ended December 31, 2022, as such, no impact information was provided.

	December 31, 2021		January 1, 2022
	Balance as Reported under ASC 840	Effect of Adopting ASC 842	Beginning Balance under ASC 842
Total assets	$39,351	$1,892	$41,243
Total liabilities	34,514	1,894	36,408
Total equity	(34,285)	(2)	(34,287)

Other pertinent lease information is as follows (in thousands):

December 31, 2022
Operating lease costs	$918
Short-term lease costs	14
Variable lease costs	191
Operating cash flows paid for amounts in the measurement of operating lease liabilities	807
Operating lease assets obtained in exchange for lease obligations	1,677

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Future commitments under non-cancelable operating lease agreements are as follows (in thousands):

2023	$1,148
2024	935
2025	650
2026	497
2027	375
Thereafter	49

Total lease payments	$3,654
Less: present value adjustment	(586)

Present value of total lease liabilities	3,068
Less: current lease liability	(905)

Long-term operating lease liabilities	$2,163

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate when measuring operating lease liabilities as discount rates were not implicit or readily determinable. As of December 31, 2022, the weighted average remaining lease term for operating leases is 3.9 years and the weighted average discount rate used to determine the operating lease liability is 9.5%.

Disclosures Related to Periods Prior to Adoption of ASC 842

Total rent expense for all of the Company’s facilities was $0.7 million for the year ended December 31, 2021. Future minimum annual lease payments as of December 31, 2021, under noncancelable leases are as follows (in thousands):

2022	$822
2023	674
2024	455
2025	212
2026	212
Thereafter	123

Total Future Minimum Lease Payments	$2,498

Product Liability

The Company has not received any material product liability claims. While product defects and adverse patient reactions associated with the Allurion Balloon have occurred, and are expected to continue to occur, the Company does not have a history of product defects or adverse patient reactions that the Company’s management believes would give rise to a material product liability claim. Furthermore, the Company has obtained insurance related to potential product liability claims.

Litigation and Claims

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, the validity or scope of its intellectual property rights, employee-related

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

matters, or adverse patient reactions. Additionally, during the normal course of business, the Company may be a party to legal claims that may not be covered by insurance. As of December 31, 2022 and 2021, the Company has not recorded accruals for potential losses related to any existing or pending litigation or claims as the Company’s management has determined that there are no matters where a potential loss is probable and reasonably estimable. The Company does not believe that any existing or pending claims would have a material impact on the Company’s consolidated financial statements.

15.	Geographic Information

Long-lived assets, consisting of property and equipment, net and ROU assets by geography were as follows (in thousands):

	December 31,
	2022	2021
United States	$3,999	$1,370
France	1,282	338
All other countries	—	6

Long-lived assets	$5,281	$1,714

Refer to Note 3 for information on revenue by geography.

16.	Related-party Transactions

Lease Agreement with Related Party

In August 2022, the Company entered into an operating lease agreement for additional office space in Paris, France with LNMP JPBC Invest. The Company’s Trade Marketing Director was the signor of this lease for LNMP JPBS Invest. Additionally, the Company’s Chief Commercial Officer is also a partner of LNMP JPBC Invest. The lease agreement includes lease payments of approximately $0.1 million per year. The lease commenced August 1, 2022 and ends on July 31, 2025. The Company concluded that the commercial terms of the lease agreement were competitive, at the current market rate and conducted at arm’s-length.

17.	Subsequent Events

The Company has completed an evaluation of all subsequent events through May 12, 2023, which is the date the consolidated financial statements were available to be issued, to ensure that these consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements and events which occurred but were not recognized in the consolidated financial statements. The following subsequent events occurred subsequent to December 31, 2022:

Proposed Merger

In February 2023, the Company and its wholly owned subsidiary, Allurion Technologies Holdings, Inc., (“New Allurion”), entered into a business combination agreement (the “Business Combination Agreement”) with CPUH, Compute Health Corp., a wholly owned subsidiary of CPUH (“Merger Sub I”) and Compute Health LLC, a wholly owned subsidiary of CPUH (“Merger Sub II”). Under the Business Combination Agreement, a series of mergers (collectively referred to as the “Mergers”) will occur in which the Merger Sub II continues as the surviving limited liability company and a wholly owned subsidiary of New Allurion. If the Mergers are successfully completed, the Company’s business operations will continue as the business

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

operation of New Allurion. The Mergers are subject to approval by the Company’s stockholders, the stockholders of CPUH as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC. The Mergers are expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, CPUH, which is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes, and the Company will be the accounting “acquirer”. Accordingly, the Mergers will be treated as the equivalent of the Company issuing stock for the net assets of CPUH, accompanied by a recapitalization. The Company’s net assets and the net assets of CPUH will be stated at historical costs, with no goodwill or other intangible assets recorded. This determination is primarily based on the expectations that, immediately following the Mergers, the Company’s stockholders will have a majority of the voting power of New Allurion, the Company will control the majority of the board seats of New Allurion, and the Company’s senior management will comprise all of the senior management of New Allurion. Upon the consummation of the Mergers, New Allurion will become a publicly traded company.

On May 2, 2023, CPUH, Merger Sub I, Merger Sub II, the Company, and New Allurion entered into the BCA Amendment which, among other things, amended the calculation of the aggregate number of shares of New Allurion Common Stock to be issued to (or reserved for issuance for) Allurion equityholders upon the consummation of the Mergers to be as follows: (a) 37,812,000 minus (b) (x) a number of shares of New Allurion Common Stock equal to (i) 1,400,000 multiplied by (ii) (x) the aggregate Backstop Purchase Amounts (as defined herein) divided by (y) $4 million (such quotient, the “Backstop Percentage” and such shares calculated pursuant to this clause (y), the “Backstop Shares”); provided that the Backstop Percentage shall not exceed one hundred percent (100%) minus (c) a number of shares of New Allurion Common Stock equal to (x) (i) 1,500,000 minus (ii) the Backstop Shares multiplied by (y) the Net Closing Cash Percentage (as defined herein) (such shares, the “Allocated Shares”); provided that, if the Backstop Percentage equals one hundred percent (100%), then the Allocated Shares will be a number of shares of New Allurion Common Stock equal to greater of (a) the Backstop Shares or (b) 1,500,000 multiplied by the Net Closing Cash Percentage. Additionally, the BCA Amendment replaced the form of Investor Rights Agreement attached as an exhibit to the Existing Business Combination Agreement with a revised form of Investor Rights Agreement.

Other than as expressly modified by the BCA Amendment, the Existing Business Combination Agreement remains in full force and effect.

Pursuant to the terms in the Business Combination Agreement, certain of CPUH’s stockholders and the Company’s existing shareholders will receive new shares of New Allurion. Additionally, the CPUH Sponsor agreed to exchange its Class B common stock and Compute Health Private Warrants into 2,088,327 shares of Compute Health Class A Common Stock. Each of these Sponsor shares of Compute Health Class A Common Stock, together with the shares owned by CPUH’s directors and public shareholders, will be converted into 1.420455 shares of New Allurion common stock.

Initial Financing and Bridge Notes

Pursuant to the terms in the Business Combination Agreement, the Company is required to use reasonable efforts to obtain gross cash proceeds of at least $15.0 million of additional financing through one or more private sales of common stock or any other equity securities which shall automatically convert into shares of the Company’s common stock immediately prior to the Mergers. From February 15, 2023 until April 30, 2023, the Company issued an aggregate principal amount of $16.8 million convertible notes to various investors pursuant to a convertible note purchase agreement, dated as of February 15, 2023, with a stated interest rate of 7.0% per annum (the “Bridge Notes”). The Bridge Notes mature on December 31, 2026

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

unless previously converted pursuant to their terms. The Bridge Notes provide that, effective upon a deSPAC transaction, all of the outstanding principal and interest would automatically convert into a number of shares of common stock equal to the balance of the Bridge Notes on the date of conversion divided by the discounted capped conversion price, which is calculated by dividing $217.3 million by the fully diluted capitalization of the Company immediately prior to the conversion of the Bridge Notes. Additionally the Bridge Notes provide that, effective upon the closing of a qualified financing, the holder of the Bridge Notes could optionally accelerate repayment of the principal and interest of the Bridge Notes or convert all of the outstanding principal and interest into common shares or shares of the same class or series of capital stock issued in the qualified financing equal to the balance of the Bridge Notes on the date of conversion divided by the greater of the capped price or the discounted price. The capped price is calculated by dividing $260.0 million by the fully diluted capitalization of the Company immediately prior to the conversion of the Bridge Notes, and the discounted price is calculated as 85% of the cash price of the same class or series of capital stock issued in the qualified financing. In conjunction with the issuance of the Bridge Notes, the Company executed a side letter with certain Bridge Note holders (the “Initial Financing”) with an aggregate outstanding principal balance of $13.4 million out of the total principal balance of $16.8 million of Bridge Notes.

Following the consummation of the Initial Financing, the Company determined to refinance the Initial Financing and, pursuant to the termination agreements (the “Termination Agreements”) entered into by the Company with each of the side letter holders, the side letters were terminated, effective as of May 2, 2023. With respect to the Termination Agreement with one of the side letter holders with a Bridge Note principal balance of $13.0 million (the “Side Letter Holder”), the Company will have the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under the related Bridge Note (the “Side Letter Holder Bridge Note”), including by way of (a) a $2 million payment in cash by the Company to the Side Letter Holder on May 2, 2023, $1.5 million of which is deemed a prepayment penalty and (b) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, an additional payment of at least $6 million, up to the then-outstanding principal amount, plus accrued interest, under the Side Letter Holder Bridge Note by way of (i) payment in cash by the Company and/or (ii) the sale and transfer of all or any portion of the Side Letter Holder Bridge Note, equivalent in value to the portion of the additional payment to be repaid pursuant to this clause (b)(ii), to any person or persons designated in writing by the Company.

In addition, under the Side Letter Holder’s Termination Agreement, upon the terms and subject to the conditions set forth therein, New Allurion has agreed to issue to the Side Letter Holder a number of shares of New Allurion Common Stock equal to (a) (i) the New Allurion Share Target minus (ii) the number of shares of New Allurion Common Stock issued to the Side Letter Holder upon the consummation of the transactions contemplated by the Business Combination Agreement in exchange for the shares of Allurion Common Stock issued upon conversion of the Side Letter Holder’s Bridge Note pursuant to the terms thereof (and based on the outstanding principal and accrued interest under such notes as of such time) (such net amount the “Additional Hunter Shares”) plus (b) 300,000 shares of New Allurion Common Stock. New Allurion Share Target means a number of shares of New Allurion Common Stock equal to (a) the outstanding principal and accrued interest under the Side Letter Holder’s Bridge Note immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (after giving effect to the payment of the Repayment) divided by (b) $5.00.

PIPE Investment

Concurrently with the execution of the Business Combination Agreement, certain third-party investors have entered into PIPE subscription agreements with CPUH and New Allurion to purchase shares of New Allurion common stock at $7.04 per share for aggregate proceeds of approximately $37.9 million (the “PIPE Investment”).

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Revenue Interest Financing Agreement

In addition to the PIPE subscription agreements, concurrently with the execution of Business Combination Agreement, the Company and New Allurion entered into a revenue interest financing agreement (the “Revenue Interest Financing Agreement”) with RTW Investments, LP (“RTW”). Pursuant to the Revenue Interest Financing Agreement, upon the closing of the Business Combination, RTW agreed to pay New Allurion an aggregate of $40.0 million (the “Investment Amount”). In exchange for the Investment Amount, New Allurion will remit revenue interest payments on all current and future products and digital solutions developed and to be developed by New Allurion at a rate up to 6.0% of annual net sales prior to December 31, 2026, subject to the terms and conditions within the Revenue Interest Financing Agreement. On or after January 1, 2027, New Allurion will remit revenue interest payments at a rate up to 10.0% of annual net sales, subject to the terms and conditions within the Revenue Interest Financing Agreement. New Allurion will continue to make revenue interest payments to RTW until December 31, 2030. As part of the Revenue Interest Financing Agreement, the Company has committed to minimum aggregate revenue interest payments of 100% of the Investment Amount by December 31, 2027, and 240% of the Investment Amount, or $96.0 million, by December 31, 2030. The Company’s maximum aggregate revenue interest payments are capped at 260% of the Investment Amount, or $104.0 million. New Allurion may terminate the Revenue Interest Financing Agreement by prepaying aggregate revenue interest payments equal to 165% of the Investment Amount, or $66.0 million, by March 31, 2026. Upon closing the Business Combination, the Company expects to account for the Revenue Interest Financing Agreement as a debt instrument. Additionally, the Company is expecting to elect the fair value option, and the initial $40.0 million Investment Amount will be recorded at fair value. The election of the fair value option will obviate the need for the Company to bifurcate embedded derivatives from the Revenue Interest Financing Agreement. At each measurement date, the changes in fair value will be recorded in the statement of operations and comprehensive loss.

In connection with the Company entering in the Revenue Interest Financing Agreement, if, at any time beginning 12 months and ending 24 months following the closing of the Mergers, the volume weighted average price (“VWAP”) per share of New Allurion common stock is less than $7.04 for the average of 20 trading days within any 30 trading day period (“Stock Price Drop”); and the absolute value of the percentage decrease of such Stock Price Drop measured from a reference price of $10.00 per share of New Allurion common stock is greater than the absolute value of the percentage decrease in the VWAP of a comparable publicly traded peer index as defined in the Amended and Restated RTW Side Letter over the same time period, then RTW may elect to convert up to $7.5 million of its initial PIPE subscription into additional revenue interest financing to be added to the Investment Amount by forfeiting a number of shares of New Allurion common stock acquired in the PIPE subscription (“PIPE Conversion Option”). Such additions to the Investment Amount would result in proportional increases to the minimum aggregate revenue interest payments described above. New Allurion further agreed to issue up to an additional one million shares of New Allurion common stock to RTW with any such shares being issued at the closing of the Business Combination. Additionally, RTW will have a right to designate one director to the Board of Directors of New Allurion. The Company expects to account for the PIPE Conversion Option as a freestanding financial instrument that qualifies for derivative liability accounting in accordance with ASC 815, Derivatives and Hedging. Upon closing the Business Combination, the PIPE Conversion Option is expected to be initially recorded as a liability at its fair value with corresponding recognition of expense at inception because there is no right received by the Company that meets the definition of an asset and the transaction did not involve a distribution or dividend. The subsequent changes in fair value of the derivative liability will be recognized as gain or loss in the statement of operations and comprehensive loss.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

On May 2, 2023, pursuant to the Backstop Agreement (defined below) and contemporaneous with the execution of the Backstop Agreement, CPUH, New Allurion, Merger Sub II, the Company, and RTW entered into an amended RTW side letter (the “Amended and Restated RTW Side Letter”), which amends and restates the existing RTW side letter in its entirety, in order to reflect that any conditional additional New Allurion shares issuable to RTW under the Amended and Restated RTW Side Letter, if any, would be calculated net of any Backstop Shares (defined below) issuable to RTW under the Backstop Agreement. Additionally, pursuant to the Amended and Restated RTW Side Letter, the parties to the Amended and Restated RTW Side Letter have agreed that, if a third party subsequently provides the Company with debt financing on more favorable terms than those provided to RTW under the Backstop Agreement, RTW will be offered the same or more favorable terms and conditions as the Company provided to such third party.

Fortress Debt

In February 2023, the Company and New Allurion entered into a Bridging Agreement, pursuant to which, among other things, upon the terms and conditions set forth therein, the Company and New Allurion agreed with Fortress Credit Corp. to execute a Credit and Guaranty Agreement (the “Term Loan Facility”). Upon closing of the Mergers, and under the terms of the Term Loan Facility, the Company can borrow up to $60.0 million. The Company will use the borrowings from the 2023 Credit Agreement to repay outstanding principal, accrued and unpaid interest and other obligations with respect to the amended and restated 2021 Term Loan with Runway. The Term Loan Facility will be jointly and severally guaranteed by the parent and subsidiary guarantors of New Allurion. The Term Loan Facility will mature in June 2027. Interest on borrowings under the 2023 Credit Agreement will be payable in arrears monthly at a floating interest rate equal to current applicable margin of 6.44% plus the greater of 3.0% or the administrative agent’s prime rate. An exit payment equal to 3% of the 2023 Credit Agreement will be due upon the prepayment or maturity date of the agreement. New Allurion also agrees to issue up to one million shares of New Allurion Common Stock to an affiliate of Fortress.

On May 2, 2023, pursuant to the Backstop Agreement and contemporaneous with the execution of the Backstop Agreement, the Fortress Investor and the Company entered into a side letter (the “Fortress Letter Agreement”), in order to reflect that any conditional additional New Allurion shares issuable to Fortress under the Term Loan Facility, if any, would be calculated net of any Backstop Shares issuable to the Fortress Investor under the Backstop Agreement. Additionally, pursuant to the Fortress Letter Agreement, the Fortress Investor and the Company have agreed that, if a third party subsequently provides the Company with debt financing on more favorable terms than those provided to the Fortress Investor under the Backstop Agreement, the Fortress Investor will be offered the same or more favorable terms and conditions as the Company provided to such third party.

Equity Facility Agreement

In February 2023, the Company and New Allurion entered into a commitment letter relating to an equity facility agreement (the “Chardan Equity Facility”) with Chardan Capital Markets LLC (“Chardan”) whereby New Allurion will agree to pay a $0.1 million structuring fee and issue 35,511 shares of New Allurion’s common stock valued at $7.04 per share for an aggregate value of $0.3 million. In exchange, New Allurion will have a right to require Chardan to purchase shares of common stock up to the aggregate commitment amount of $100.0 million at prices per share based on the VWAP. The closing of the Chardan Equity Facility (the “Execution Date”) is conditioned upon the closing of the Mergers and will remain outstanding for three years from the Execution Date unless terminated upon reasonable notice by either party. The Company will incur certain fees in connection with the Equity Facility. The purpose of the execution of the Chardan Equity Facility is to fund general corporate expenses of New Allurion.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

Backstop Agreement

On May 2, 2023, RTW and the Fortress Investor (the “Backstop Purchasers”) entered into a backstop agreement (the “Backstop Agreement”) with Compute Health, New Allurion and the Side Letter Holder. Pursuant to the Backstop Agreement, each Backstop Purchaser agreed that, to the extent any Side Letter Holder Bridge Notes remain outstanding prior to the consummation of the Mergers, such Backstop Purchaser will, at the closing of the Mergers, purchase up to $2.0 million of the Side Letter Holder Bridge Notes from the Side Letter Holder.

In addition, pursuant to the terms set forth in the Backstop Agreement, in consideration of each Backstop Purchaser’s commitment to purchase its backstop purchase amount of the Side Letter Holder Bridge Note, subject to the terms and conditions of the Backstop Agreement, New Allurion will, no later than the closing of the Mergers, issue to each Backstop Purchaser a number of shares of backstop shares (the “Backstop Shares”) as follows:

a)

In the event that the backstop purchase amount for each Backstop Purchaser is equal to $2.0 million, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion Common Stock equal to the greater of (i) 700,000 shares of New Allurion common stock and (ii) the conditional additional New Allurion shares issuable (x) in the case of Fortress, to Fortress or its applicable affiliate pursuant to the Term Loan Facility and (y) in the case of RTW, to RTW pursuant to the Amended and Restated RTW Side Letter; provided that, in the event that for any reason the aggregate number of shares issuable to Fortress pursuant to clause (ii) above is greater than the aggregate number of shares issuable to RTW pursuant to clause (ii), or vice versa, the Backstop Purchaser that would receive the lesser aggregate number of shares shall instead receive the higher number of aggregate shares so that, pursuant to such clause (ii), each of Fortress and RTW shall receive the same aggregate number of shares of New Allurion common stock.

b)

In the event that the backstop purchase amount for each Backstop Purchaser is less than $2.0 million, New Allurion will issue to each Backstop Purchaser under the Backstop Agreement an aggregate amount of shares of New Allurion common stock equal to (i) 700,000 multiplied by a fraction having (x) a numerator equal to such Backstop Purchaser’s backstop purchase amount and (y) a denominator equal to 2,000,000.

Contribution Agreement

On May 2, 2023, the Shantanu K. Gaur Revocable Trust of 2021 (the “Gaur Trust”), a related party, and New Allurion entered into a share contribution agreement (the “Gaur Contribution Agreement”), pursuant to which the Gaur Trust agreed to contribute to New Allurion, as a contribution of capital, a number of shares of New Allurion common stock equal to: (a) 50,000 shares of New Allurion common stock plus (b) a number of shares of New Allurion common stock equal to one-third of the Additional Hunter Shares. The Gaur Trust’s contribution of the Gaur Trust Contributed Shares will be effective immediately following the consummation of the transactions contemplated by the Business Combination Agreement and the issuance of New Allurion common stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement.

RSU Forfeiture Agreement

On May 2, 2023, a member of the Company’s board of directors entered into a RSU forfeiture agreement (the “RSU Forfeiture Agreement”), pursuant to which the board member agreed to forfeit to the Company a number of restricted stock unit awards, determined immediately following the consummation of the transactions contemplated by the Business Combination Agreement and after giving effect to the exchange

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

of such RSUs pursuant to the Business Combination Agreement based on the Company’s exchange ratio, equal in number to up to (a) 50,000 shares of New Allurion common stock plus (b) a number of shares of New Allurion common stock equal to one-third of the Additional Hunter Shares. The forfeited RSUs shall be terminated and cancelled without consideration therefore, effective as of immediately following the consummation of the transactions contemplated by the Business Combination Agreement. There is no expense to be reversed upon the forfeiture as no compensation cost had been recognized through May 12, 2023 related to the RSUs as the RSUs will only vest upon satisfaction of the closing condition, which has not yet occurred and is not considered probable until such an event occurs (see Note 12).

CPUH Sponsor Contribution Agreement

On May 2, 2023, Compute Health Sponsor LLC (the “Sponsor”) and CPUH entered into a share contribution agreement (the “Sponsor Contribution Agreement”), pursuant to which the Sponsor agreed to contribute to CPUH, as a contribution to capital, a number of shares of CPUH Class A common stock equal to: (a) (i) 200,000 shares of CPUH Class A common stock plus (ii) a number of shares of CPUH Class A common stock equal to one-third of the Additional Hunter Shares divided by (b) 1.420455. The Sponsor’s contribution of the sponsor contributed shares will be contingent upon the closing of the transactions contemplated by the Business Combination Agreement and will be effective immediately following the sponsor recapitalization and immediately prior to the merger of the CPUH with and into New Allurion pursuant to the terms of the Business Combination Agreement.

Lease Extensions

In February 2023, the Company executed amendments to three of its leases in Natick, Massachusetts as well as its lease in Hudson, Massachusetts. As a result of these amendments, the leases in Natick will expire between June 2024 and March 2028, and the lease in Hudson will expire in February 2026. One of the Natick lease amendments contains a two-year renewal option, and another contains a four-year renewal option. The lease in Hudson was amended to add approximately 850 square feet of space, which will expire in February 2026 with the originally leased space in Hudson.

Fifth Amended and Restated Certificate of Incorporation

In March 2023, the Company filed a Certification of Amendment to its Certificate of Incorporation with the Delaware Secretary of State to increase the total number of authorized shares of common stock from 35,000,000 to 38,000,000.

Amendment of Amended and Restated 2020 Stock Option and Grant Plan

In February 2023, the Company’s Board of Directors increased total number of shares reserved under the Plan by 1,400,000 shares of common stock, such that a total of 4,458,079 shares of common stock are reserved for issuance under the Plan in total.

COMPUTE HEALTH ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	March 31, 2023	December 31, 2022
	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$281,008	$765,782
Prepaid expenses	139,989	71,506
Income tax receivable	—	174,922

Total current assets	420,997	1,012,210
Investments held in Trust Account	96,538,916	94,326,613

Total Assets	$96,959,913	$95,338,823

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$42,375	$4,189
Franchise tax payable	50,000	40,000
Due to related party	—	400,000
Convertible promissory note—related party	755,490	182,010
Promissory notes—related party	2,350,000	750,000
Income tax payable	27,152	—

Total current liabilities	3,225,017	1,376,199
Derivative warrant liabilities	13,758,330	3,783,550
Deferred legal costs	7,142,469	4,046,016

Total liabilities	24,125,816	9,205,765

Commitments and Contingencies (Note 6)

Class A common stock subject to possible redemption, $0.0001 par value; 9,223,194 shares issued and outstanding at $10.45 at March 31, 2023 and 9,223,194 shares issued and outstanding $10.24 per share redemption value at December 31, 2022	96,361,720	94,401,540

Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 3,000,000 shares authorized; none issued or outstanding at March 31, 2023 and December 31, 2022	—	—
Class A common stock, $0.0001 par value; 300,000,000 shares authorized ; no non-redeemable shares issued or outstanding at March 31, 2023 and December 31, 2022	—	—
Class B common stock, $0.0001 par value; 30,000,000 shares authorized; 21,562,500 shares issued and outstanding at March 31, 2023 and December 31, 2022	2,156	2,156
Additional paid-in capital	—	—
Accumulated deficit	(23,529,779)	(8,270,638)

Total stockholders’ deficit	(23,527,623)	(8,268,482)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$96,959,913	$95,338,823

The accompanying notes are an integral part of these condensed financial statements.

COMPUTE HEALTH ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

	Three Month Ended March 31,
	2023	2022
General and administrative expenses	$3,511,785	$533,409
Franchise tax expenses	50,050	50,000

Loss from operations	(3,561,835)	(583,409)
Other income (expense)
Change in fair value of derivative warrant liabilities	(9,974,780)	13,247,800
Change in fair value of convertible promissory note—related party	(573,480)	41,590
Income from investments held in Trust Account	1,012,302	70,395
Interest earned on bank account	905	—

Loss (income) before income tax	(13,096,888)	12,776,376
Income tax expense	202,073	—

Net (loss) income	$(13,298,961)	$12,776,376

Weighted average shares outstanding of Class A common stock, basic and diluted	9,223,194	86,250,000

Basic and diluted net (loss) income per share, Class A common stock	$(0.43)	$0.12

Weighted average shares outstanding of Class B common stock, basic and diluted	21,562,500	21,562,500

Basic and diluted net (loss) income per share, Class B common stock	$(0.43)	$0.12

The accompanying notes are an integral part of these condensed financial statements.

COMPUTE HEALTH ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

THREE MONTHS ENDED MARCH 31, 2023

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance—December 31, 2022	—	$—	21,562,500	$2,156	$—	$(8,270,638)	$(8,268,482)
Remeasurement of Class A common stock to redemption value	—	—	—	—	—	(1,960,180)	(1,960,180)
Net loss	—	—	—	—	—	(13,298,961)	(13,298,961)

Balance—March 31, 2023	—	$—	21,562,500	$2,156	$—	$(23,529,779)	$(23,527,623)

THREE MONTHS ENDED MARCH 31, 2022

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance—December 31, 2021	—	$—	21,562,500	$2,156	$—	$(61,518,209)	$(61,516,053)
Net income	—	—	—	—	—	12,776,376	12,776,376

Balance—March 31, 2022	—	$—	21,562,500	$2,156	$—	$(48,741,833)	$(48,739,677)

The accompanying notes are an integral part of these condensed financial statements.

COMPUTE HEALTH ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

	Three Month Ended March 31,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(13,298,961)	$12,776,376
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in deferred legal fees	3,096,453	207,269
Change in fair value of derivative warrant liabilities	9,974,780	(13,247,800)
Change in fair value of promissory note—related party	573,480	(41,590)
Income from investments held in Trust Account	(1,012,302)	(70,395)

Changes in operating assets and liabilities:
Prepaid expenses	(68,483)	104,344
Accounts payable	38,186	16,303
Accrued expenses	—	(158,838)
Franchise tax payable	10,000	(150,045)
Income tax receivable	202,073	—

Net cash used in operating activities	(484,774)	(564,376)

Cash Flows from Investing Activities
Cash deposited in Trust Account for extension	(1,200,000)	—

Net cash used in investing activities	(1,200,000)	—

Cash Flows from Financing Activities:
Proceeds from promissory note to related party	1,200,000	—

Net cash provided by financing activities	1,200,000	—

Net change in cash	$(484,774)	$(564,376)

Cash—beginning of the period	765,782	836,874

Cash—end of the period	$281,008	$272,498

Supplemental disclosure of noncash activities:
Conversion of related party advance to promissory note	$400,000	$—

The accompanying notes are an integral part of these condensed financial statements.

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1—Description of Organization, Business Operations and Liquidity

Compute Health Acquisition Corp. (the “Company” or “Compute Health”) is a blank check company incorporated in Delaware on October 7, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of March 31, 2023, the Company had not commenced any operations. All activity for the period from October 7, 2020 (inception) through March 31, 2023 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on its investments held in the trust account from the proceeds of its Initial Public Offering. The Company’s fiscal year end is December 31.

The Company’s sponsor is Compute Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 4, 2021. On February 9, 2021, the Company consummated its Initial Public Offering of 86,250,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 11,250,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $862.5 million, and incurring offering costs of approximately $48.4 million, of which approximately $30.2 million was for deferred underwriting commissions (see Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 12,833,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $19.3 million (see Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $862.5 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which was to be invested only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. Prior to the Company’s December 2, 2022 Special Meeting (as defined in Trust Account Redemptions and Extension of Combination Period below), the Company instructed Continental Stock Transfer & Trust Company to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of consummation of its initial Business Combination or liquidation.

In connection with the Extension Proposal as described in Trust Account Redemptions and Extension of Combination Period below, stockholders elected to redeem 77,026,806 shares of the Company’s common stock, representing approximately 71.45% of the issued and outstanding shares of the Company’s common stock and 89.31% of the issued and outstanding shares of the Company’s common stock sold in the Company’s Initial Public Offering. After the satisfaction of such redemptions, the balance in the Company’s Trust Account was

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approximately $93.0 million. In addition, through the date of this filing, the Sponsor deposited an additional $2.0 million in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor including $400,000 deposited in April 2023, and earned additional income on the Trust Account resulting in approximately $97.3 million held in the Trust Account as of the date of this filing

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount) at the time of the agreement to enter into the initial Business Combination. However, the Company only intends to complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of its Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account ($10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares were recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). If the Company seeks stockholder approval, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company. The holders of the Founder Shares (the “initial stockholders”) agreed not to propose an

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amendment to the Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

Trust Account Redemptions and Extension of Combination Period

On December 2, 2022, the Company held a special meeting of stockholders (the “Special Meeting”) to approve amendments to the Company’s Certificate of Incorporation to (i) extend the time for the Company to complete a Business Combination from February 9, 2023, which is 24 months from the date of the Initial Public Offering, to August 9, 2023, which is 30 months from the date of the Initial Public Offering (the “Extension Proposal”), and (ii) to remove the limitation that the Company may not redeem public shares to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of Exchange Act) of less than $5,000,001. Prior to the Special Meeting, we instructed Continental Stock Transfer & Trust Company, the trustee of the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of consummation of our initial Business Combination or liquidation. In connection with the proposals, as described in the proxy, the Company’s Sponsor agreed that if the Extension Proposal was approved and the Charter Extension becomes effective, it will make deposits of additional funds (the “Extension Deposits”) into the Trust Account for the aggregate benefit of Public Shares that are not redeemed by the Public Stockholders in connection with the Extension Proposal (collectively, the “Remaining Public Shares”) in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor. For each whole month, or portion thereof, that is needed by the Company to complete an initial Business Combination from the date of the Extension Meeting until the August 9, 2023, the Sponsor will make Extension Deposits of $0.05 into the Trust Account for each Remaining Public Share, up to a total of $400,000 per month, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor. In addition, pursuant to the prospectus the Company stated it will not use any trust proceeds to pay any excise taxes with the redemption of its securities.

Both proposals were approved. In connection with the Extension Proposal, stockholders elected to redeem 77,026,806 shares of the Company’s common stock, representing approximately 71.45% of the issued and outstanding shares of the Company’s common stock and 89.31% of the issued and outstanding shares of the Company’s common stock sold in the Company’s Initial Public Offering. After the satisfaction of such redemptions, the balance in the Company’s Trust Account was approximately $93.0 million.

On December 5, 2022, the Company filed a Certificate of Amendment of Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware to (A) to extend the date (the “Termination Date”) by which it must either (a) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination, with one or more businesses, which we refer to as our initial Business Combination, or (b) (i) cease all operations except for the purpose of winding up if the Company fails to complete such initial business combination and (ii) redeem all of the shares of Class A common stock of the Company sold in the Company’s initial public offering that was consummated on February 9, 2021, from February 9, 2023 to August 9, 2023 (the “Extension Amendment”) and (B) to eliminate from the Certificate of Incorporation the limitation that the Company may not redeem public shares to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934) of less than $5,000,001 (the “Redemption Limitation”) in order to allow the Company to redeem public shares irrespective of whether such redemption would exceed the Redemption Limitation (the “Redemption Limitation Amendment”).

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If the Company is unable to complete a Business Combination within 30 months from the closing of the Initial Public Offering, or August 9, 2023, (the “Combination Period”) and the Company’s stockholders have not amended the Certificate of Incorporation to extend such Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement (a “Target”), reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) the lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On February 9, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Compute Health Corp., a Delaware corporation and direct, wholly-owned subsidiary of the Company (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of the Company (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Allurion Technologies Holdings, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Allurion

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(as defined below) (“Pubco”), and Allurion Technologies, Inc., a Delaware corporation (“Allurion” and, collectively with the Company, the Merger Subs and Pubco, the “Parties”).

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, the business combination will be effected in three steps: (a) the Company will merge with and into Pubco (the “CPUH Merger,” the closing of the CPUH Merger, the “CPUH Merger Closing” and the time at which the CPUH Merger becomes effective, the “CPUH Merger Effective Time”), with Pubco surviving (Pubco, in its capacity as the surviving company in the CPUH Merger, the “Surviving Corporation”) and, after giving effect to such merger, becoming the publicly-listed company and the sole owner of each Merger Sub, (b) at least three (3) hours following the consummation of the CPUH Merger, Merger Sub I will merge with and into Allurion (the “Intermediate Merger,” the closing of the Intermediate Merger, the “Intermediate Merger Closing” and the time at which the Intermediate Merger becomes effective, the “Intermediate Merger Effective Time”), with Allurion surviving as the surviving company in the Intermediate Merger (Allurion, in its capacity as the surviving company in the Intermediate Merger, the “Intermediate Surviving Corporation”) and, after giving effect to such merger, becoming a wholly-owned subsidiary of the Surviving Corporation and (c) thereafter, the Intermediate Surviving Corporation will merge with and into Merger Sub II (the “Final Merger,” and the time at which the Final Merger becomes effective, the “Final Merger Effective Time”) (the Final Merger, collectively with the CPUH Merger and the Intermediate Merger, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined in the Business Combination Agreement), the “Proposed Transactions”), with Merger Sub II surviving as the surviving company in the Final Merger (Merger Sub II, in its capacity as the surviving company of the Final Merger, the “Surviving Subsidiary Company”) and, after giving effect to such merger, remaining a wholly-owned subsidiary of the Surviving Corporation.

Upon closing, the combined company (the “New Company”) will be named Allurion Technologies, Inc. and its common stock (the “ALUR Common Stock”) is expected to be traded on the New York Stock Exchange under the symbol “ALUR”. The receipt of approval of listing of the ALUR Common Stock to be issued in connection with the transactions contemplated by the Business Combination Agreement is a condition to closing, which may be waived by the Parties.

In connection with the execution of the Business Combination Agreement, the Company and Pubco entered into Subscription Agreements with certain accredited investors or qualified institutional buyers (collectively, the “Subscription Investors”) concurrently with the execution of the Business Combination Agreement on February 9, 2023. Pursuant to the Subscription Agreements, the Subscription Investors agreed to subscribe for and purchase, and Pubco agreed to issue and sell, to the Subscription Investors an aggregate of 5,386,695 shares of Pubco common stock for a purchase price of $7.04 per share, or an aggregate of approximately $37.9 million, in a private placement.

Upon the closing of the proposed transaction, it is expected that the New Company will issue, and assume warrants and other equity incentive arrangements representing or underlying, in the aggregate, 37,812,000 shares of the New Company to Allurion equityholders, with the consideration payable to Allurion equityholders based on an assumed $500 million pro forma enterprise value of the combined New Company. The proposed transaction also includes a minimum cash condition of $70 million (net of certain expenses) and is expected to provide a minimum of $87 million of gross cash proceeds.

In connection with the proposed transaction, holders of the Company’s Class A common stock will have the right to redeem their Class A shares. If holders of the Company’s Class A common stock elect not to redeem their Class A shares in connection with the proposed transaction, such holders will receive, at the closing of the proposed transaction, an additional 0.420455 shares of the Company for each non-redeemed share of the Company’s Class A common stock. Additionally, in connection with the CPUH Merger, the warrant adjustment

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provision under the Company’s warrant agreement, dated February 4, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent, is expected to be triggered, and the Parties have agreed to take certain actions, with respect to the applicability of such provision to the Proposed Transactions.

The proposed transaction has been approved by the boards of directors of each of Compute Health and Allurion. The proposed transaction will require the approval of the stockholders of each of Compute Health and Allurion and is subject to other customary closing conditions, including the receipt of certain regulatory approvals and a registration statement on Form S-4 (the “Registration Statement”) being declared effective by the Securities and Exchange Commission (the “SEC”).

The Business Combination would be consummated in accordance with the terms and subject to the conditions as further described in the Business Combination Agreement and other related supporting agreements as filed with the SEC on a Current Report on Form 8-K on February 9, 2023.

Liquidity and Going Concern

As of March 31, 2023, the Company had approximately $281,000 in its operating bank accounts and working capital of approximately $379,000 (not taking into account tax obligations of approximately $77,000 that may be paid using investment income earned in Trust Account) and excluding approximately a total of $3.1 million in related party notes. See Note 5.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to purchase Founder Shares (as defined in Note 5), and borrowings under a Note (as defined in Note 5) from the Sponsor of approximately $266,000. The Company repaid the Note in full upon consummation of the Initial Public Offering. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 5). As of March 31, 2023 and December 31, 2022, a principal amount of $2.25 million is drawn under Working Capital Loans. At March 31, 2023, $750,000 is available for borrowings under Working Capital Loans (see Note 5). In addition, the Company’s Sponsor has agreed to fund the Extension Deposits and costs reasonably related to the Company’s proposed Business Combination in exchange for one or more non-interest bearing unsecured promissory notes issued by the Company to the Sponsor to benefit its Public Stockholders. The first extension payment of $400,000 was made on December 31, 2022. During the three months ended March 31, 2023, the Sponsor funded an additional $1.2 million in these deposits and formalized the first extension payment through a Third Loan Note (as defined in Note 5). As of March 31, 2023, $3.15 million is available for future borrowings under the Third Loan Instrument. In April 2023, the Sponsor deposited an additional $400,000 in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor, and earned additional income on the Trust Account resulting in approximately $97.3 million held in the Trust Account as of the date of this filing. In May 2023, the Company borrowed $500,000 under the Third Loan Note instrument for costs related to the proposed Business Combination.

However, in connection with the Company’s assessment of going concern considerations in accordance with FASB’s ASC Topic 205-40, “Presentation of Financial Statements—Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution, should the Company be unable to complete a business combination, raises substantial doubt about the Company’s ability to continue as a going concern. The Company has until August 9, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not

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consummated by this date, there will be a mandatory liquidation and subsequent dissolution. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 9, 2023 or such later date as approved by the Company’s stockholders.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have an effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

On December 27, 2022, the Treasury Department and Internal Revenue Service (“IRS”) issued a Notice 2023-2 (“Notice”), which provided interim guidance regarding the application of the corporate stock repurchase excise tax until the issuance of proposed regulations. The Notice excluded the distributions complete liquidation of a corporation from the base of the excise tax. The Notice also excludes from the scope of the excise tax any distribution made during the taxable year in which a corporation fully liquidates and dissolves, even if a distribution precedes the formal decision to liquidate.

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Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include normal recurring adjustments, necessary for the fair statement of the balances and results for the periods presented. Operating results for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected through December 31, 2023.

The accompanying unaudited condensed consolidated financial statements of the Company include its wholly owned subsidiary in connection with the planned merger. All inter-company accounts and transactions are eliminated in consolidation.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-K filed by the Company with the SEC on April 4, 2023.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation

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coverage limit of $250,000, and any cash held in the Trust Account. As of March 31, 2023 and December 31, 2022, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Use of Estimates

The preparation of condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents held outside the Trust Account as of March 31, 2023 and December 31, 2022.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in Trust Account in the accompanying condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the condensed balance sheets due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s condensed statements of operations. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants. As the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. The fair value of the Warrants as of March 31, 2023 and December 31, 2022, is based on observable listed prices for such warrants. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Convertible Promissory Note—Related Party

The Company has elected the fair value option to account for its Convertible promissory note—related party with its Sponsor as defined and more fully described in Note 5. As a result of applying the fair value option, the Company records each draw at fair value with a gain or loss recognized at issuance, and subsequent changes in fair value are recorded as change in the fair value of its Convertible promissory note—related party on the statements of operations. The fair value is based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s and, if applicable, an independent third-party valuation firm’s own assumption about the assumptions a market participant would use in pricing the asset or liability.

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred and presented as non-operating expenses on the condensed statements of operations. Offering costs associated with the Class A common stock are charged against their carrying value upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions are non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

On November 15, 2022, the Company received notification from Goldman Sachs & Co. LLC (“Goldman Sachs”), the underwriters in the Company’s Initial Public Offering, that Goldman Sachs waives any entitlement it may have to the deferred underwriting commissions. As such, the deferred underwriting fee liability has been reversed in the year ended December 31, 2022. The amount allocated to the Public Warrants was recorded as a gain on the accompanying statements of operations and the amount allocated to the Class A common stock was added back as additional paid-in capital.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock contains certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is classified as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets. Accordingly, as of March 31, 2023 and December 31, 2022, 9,223,194 shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A common stock subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Effective with the closing of the Initial Public Offering, the Company recognized the remeasurement from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit. Subsequent changes in redemption value are recognized and presented as remeasurement of Class A common stock to redemption value on the accompanying statement of changes in stockholders’ deficit.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At March 31, 2023 and December 31, 2022, the Company had a full valuation allowance on its deferred tax assets. The Company’s effective tax rate was (1.54)% for the three months ended March 31, 2023 and 0% for the three months ended March 31, 2022. The effective tax rate differs from the statutory rate of 21%, primarily due to the changes in the fair value of warrant liabilities and the valuation allowance on deferred tax assets. There was no taxable income in the three ended March 31, 2022.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net (Loss) Income Per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income per common share is calculated by dividing the net income by the weighted average shares of common stock outstanding for the respective period.

The calculation of diluted net (loss) income per common stock does not consider the effect of the warrants issued in connection with the Initial Public Offering (including exercise of the over-allotment option) and the Private Placement to purchase an aggregate of 34,395,833 shares of common stock in the calculation of diluted income per share, because their exercise is contingent upon future events.

The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net (loss) income per share for each class of common stock:

	For the Three Months Ended March 31, 2023		For the Three Months Ended March 31, 2022
	Class A	Class B	Class A	Class B
Basic and Diluted net (loss) income per common stock:
Numerator:
Allocation of net (loss) income	$(3,984,282)	$(9,314,679)	$10,221,101	$2,555,275
Denominator:
Basic and Diluted weighted average shares outstanding	9,223,194	21,562,500	86,250,000	21,562,500

Basic and Diluted net (loss) income per common stock	$(0.43)	$(0.43)	$0.12	$0.12

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying condensed financial statements.

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 3—Initial Public Offering

On February 9, 2021, the Company consummated its Initial Public Offering of 86,250,000 Units, including 11,250,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $862.5 million, and incurring offering costs of approximately $48.4 million, of which approximately $30.2 million was for deferred underwriting commissions.

Each Unit consists of one share of Class A common stock, and one-quarter of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4—Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 12,833,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $19.3 million.

Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per common share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable (except as described below in Note 7 under “Warrants—Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees.

The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.

Note 5—Related Party Transactions

Founder Shares

On October 16, 2020, the Sponsor purchased 21,562,500 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000. The Sponsor agreed to forfeit up to 2,812,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 9, 2021; thus, these 2,812,500 Founder Shares are no longer subject to forfeiture.

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Related Party Loans

On October 16, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

bearing and payable upon the closing of the Initial Public Offering. The Company borrowed approximately $266,000 under the Note and repaid the Note in full upon consummation of the Initial Public Offering.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). On April 6, 2021, the Company entered into a Loan Note Instrument (the “Loan Note” or “Promissory Note—related party”) with the Sponsor, pursuant to which, the Sponsor, in its sole and absolute discretion, may loan to the Company up to $1.5 million for costs reasonably related to the Company’s consummation of an initial Business Combination. The Loan Note does not bear any interest. The Loan Note is payable on the earliest to occur of (i) the date on which the Company consummates its initial Business Combination and (ii) the date that the winding up of the Company is effective. The Loan Note is subject to customary events if default, including failure by the Company to pay the principal amount due pursuant to the Loan Note within five business days of the Maturity Date and certain bankruptcy events of the Company.

At the Sponsor’s option, at any time prior to payment in full of the principal balance of the Loan Note, the Sponsor may elect to convert all or any portion of the unpaid principal balance of the Loan Note into that number of warrants, each whole warrant exercisable for one share of common stock of the Company (the “Conversion Warrants”), equal to: (x) the portion of the principal amount of the Loan Note being converted, divided by (y) $1.50, rounded up to the nearest whole number of warrants. The Conversion Warrants shall be identical to the warrants issued by the Company to the Sponsor in a private placement upon consummation of the Company’s initial public offering. The Conversion Warrants are subject to customary registration rights granted by the Company to the Sponsor pursuant to the Loan Note. As of March 31, 2023 and December 31, 2022, $1.5 million was drawn under the Convertible promissory note—related party, presented at its fair value of approximately $755,000 and $182,000 on the accompanying condensed balance sheets.

On July 28, 2022, the Company entered into a second Loan Note Instrument (the “Second Loan Note”) with its Sponsor (“Payee”), pursuant to which, Payee, in its sole and absolute discretion, may loan to Compute Health up to $1.5 million for costs reasonably related to the Company’s consummation of an initial Business Combination. The Second Loan Note does not bear any interest. The Second Loan Note is payable on the earliest to occur of (i) the date on which Compute Health consummates its initial business combination and (ii) the date that the winding up of Compute Health is effective. On July 28, 2022, the Company borrowed $750,000 under the Second Loan Note. As of March 31, 2023 and December 31, 2022, $750,000 was outstanding under the Second Loan Note and is included in Promissory notes – related party on the condensed balances sheets. As of March 31, 2023, $750,000 is available for future borrowings under the second Loan Note.

On February 9, 2023, the Company entered into the Third Loan Note Instrument with the Sponsor, pursuant to which the Sponsor, in its sole and absolute discretion, may loan to the Company up to $4,750,000 for (i) costs reasonably related to the Company’s consummation of an initial Business Combination and (ii) deposits into the Trust Account in connection with the extension of the deadline for the Company to consummate its initial Business Combination from February 9, 2023 to August 9, 2023. The Third Loan Note does not bear any interest. The Third Loan Note is payable on the earliest to occur of (i) the date on which the Company consummates its initial Business Combination and (ii) the date that the winding up of the Company is effective. The Third Loan Note is subject to customary events of default, including failure by the Company to pay the principal amount due pursuant to the Third Loan Note within five business days of the maturity date and certain bankruptcy events of the Company. As of March 31, 2023, $1.6 million was outstanding under the Third Loan Note and is included in Promissory notes – related party on the condensed balance sheets. As of March 31, 2023, $3.15 million is available for future borrowings under the Third Loan Instrument.

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Due to Related Party

The Company’s Sponsor agreed that if the Extension Proposal was approved and the Charter Extension became effective, it would make deposits of additional funds (the “Extension Deposits”) into the Trust Account for the aggregate benefit of Public Shares that are not redeemed by the Public Stockholders in connection with the Extension Proposal (collectively, the “Remaining Public Shares”) in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor. For each whole month, or portion thereof, that is needed by the Company to complete an initial Business Combination from the date of the Extension Meeting until the August 9, 2023, the Sponsor will make Extension Deposits of $0.05 into the Trust Account for each Remaining Public Share, up to a total of $400,000 per month. As the Extension Proposal was approved, the Company made contributions to the Trust Account of $400,000, which was funded by advances to the Company from the Sponsor. As of December 31, 2022, $400,000 was outstanding and presented as due to related party on the accompanying balance sheets. Subsequent to December 31, 2022, the advance has been formalized as a promissory note from the Sponsor and is presented as promissory notes – related party on the condensed balance sheets as of March 31, 2023. The Company had $0 and $400,000, in due to related party as of March 31, 2023 and December 31, 2022, respectively.

Administrative Services Agreement

Commencing on the date that the Company’s securities were first listed on the NYSE through the earlier of consummation of the initial Business Combination and the liquidation, the Company agreed to pay the Sponsor a total of $10,000 per month for administrative and support services. The Sponsor has waived these fees through March 31, 2023.

The Company’s Sponsor, officers and directors, or any of their respective affiliates, are to be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The Company’s audit committee reviews on a quarterly basis all payments that were made by the Company to its initial stockholders, officers, directors or their affiliates and determines which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on the Company’s behalf.

Note 6—Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans), were entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. These holders were entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provided that the Company would not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 11,250,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

underwriting discounts and commissions. The underwriter exercised its over-allotment option in full on February 9, 2021.

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or approximately $17.3 million in the aggregate, paid upon the closing of the Initial Public Offering. An additional fee of $0.35 per Unit, or approximately $30.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On November 15, 2022, the Company received notification from Goldman Sachs, the underwriters in the Company’s Initial Public Offering, that Goldman Sachs waives any entitlement it may have to the deferred underwriting commissions. As such, the deferred underwriting fee liability has been reversed as of December 31, 2022.

Deferred Legal Fees

The Company has an agreement to obtain legal advisory services pursuant to which the Company’s legal counsel has agreed to defer their fees until the closing of the Business Combination. The deferred fees will become payable to the legal counsel in the event the Company completes a Business Combination. As of March 31, 2023 and December 31, 2022, the amount of these fees is approximately $7.1 million and $4.0 million, respectively, and is included as deferred legal fees on the accompanying condensed balance sheets.

Contingent Fee Arrangement

On August 26, 2022, the Company entered arrangement with Credit Suisse Securities (USA) LLC (“Credit Suisse”) to obtain financial advisory and equity capital market advisory services and to act as the Company’s placement agent in connection with raising capital with a specific target in its search for a Business Combination. Credit Suisse would be entitled to a transaction fee of $8.0 million (“Arrangement”). Per the Arrangement, the $8.0 million fee for these services is contingent upon the closing of a Business Combination and therefore not included as liabilities on the accompanying balance sheets. Under the arrangement, the Company will also reimburse Credit Suisse for reasonable expenses.

On January 28, 2023, the Company and Credit Suisse agreed to amend the transaction fee in Section 2 of the Arrangement from $8.0 million to $2.0 million. As of March 31, 2023 and December 31, 2022, no expenses have been claimed.

Note 7—Warrants

As of March 31, 2023 and December 31, 2022, the Company had 21,562,500 Public Warrants and 12,833,333 Private Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or holders are permitted to exercise their warrants on a cashless basis under certain circumstances as a result of (i) the Company’s failure to have an effective registration statement by the 60th business day after the closing of the

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

initial Business Combination or (ii) a notice of redemption described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of its initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Company’s initial Business Combination and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the board of directors, and in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of each warrant will be adjusted (to the nearest cent) such that the effective exercise price per full share will be equal to 115% of the higher of (i) the Market Value and (ii) the Newly Issued Price, and the $18.00 per-share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of (i) the Market Value and (ii) the Newly Issued Price, and the $10.00 per-share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of (i) the Market Value and (ii) the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that, so long as they are held by the Sponsor or its permitted transferees, (i) they will not be redeemable by the Company, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the initial Business Combination, (iii) they may be exercised by the holders on a cashless basis and (iv) are subject to registration rights.

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. Any such exercise would not be on a cashless basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00:

Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined by reference to an agreed table based on the redemption date and the fair market value of the Class A common stock;

•

if, and only if, the last reported sale price of Class A common stock equals or exceeds $10.00 per share on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•

if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding Public Warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock (or a security other than the Class A common stock into which the Class A common stock has been converted or exchanged for in the event the Company is not the surviving company in the initial Business Combination) issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The fair market value of Class A common stock mentioned above shall mean the volume-weighted average price of Class A common stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8—Class A Common Stock Subject to Possible Redemption

The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of March 31, 2023 and December 31, 2022, there were 9,223,194 shares of Class A common stock outstanding, all of which were subject to possible redemption and are classified outside of permanent equity in the condensed balance sheets.

The Class A common stock subject to possible redemption reflected on the condensed balance sheets is reconciled on the following table:

Gross proceeds	$862,500,000
Less:
Proceeds allocated to Public Warrants	(24,753,640)
Class A common stock issuance costs	(47,036,560)
Plus:
Remeasurement of carrying value to redemption value	71,790,200

Class A common stock subject to possible redemption at December 31, 2021	$862,500,000
Increase in redemption value of Class A common stock subject to redemption	8,444,762
Redemption of 77,026,806 shares of Class A common stock	(776,543,222)

Class A common stock subject to possible redemption at December 31, 2022	$94,401,540
Increase in redemption value of Class A common stock subject to redemption	1,960,180

Class A common stock subject to possible redemption at March 31, 2023	$96,361,720

Note 9—Stockholders’ Deficit

Preferred Stock—The Company is authorized to issue 3,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2023 and December 31, 2022, there were no shares of preferred stock issued or outstanding.

Class A Common Stock—The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of March 31, 2023 and December 31, 2022, there were 9,223,194 shares of Class A common stock issued or outstanding, all of which are subject to possible redemption and have been classified as temporary equity. See Note 8.

Class B Common Stock—The Company is authorized to issue 30,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of March 31, 2023 and December 31, 2022, there were 21,562,500 shares of Class B common stock issued and outstanding.

Prior to the initial Business Combination, only holders of Class B common stock will have the right to vote on the election of directors. Holders of the Class A common stock will not be entitled to vote on the election of

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

directors during such time. In addition, prior to the initial Business Combination, holders of a majority of the outstanding shares of Class B common stock may remove a member of the board of directors for any reason. These provisions of the certificate of incorporation may only be amended by a resolution passed by the holders of a majority of shares of the Class B common stock. With respect to any other matter submitted to a vote of the stockholders, including any vote in connection with the initial Business Combination, except as required by applicable law or stock exchange rule, holders of the Class A common stock and holders of the Class B common stock will vote together as a single class, with each share entitling the holder to one vote.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as described herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, including pursuant to a specified future issuance, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including pursuant to a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (net of the number of shares of Class A common stock redeemed in connection with the initial Business Combination and excluding any shares or equity-linked securities issued or issuable to any seller in the initial Business Combination).

Note 10—Fair Value Measurements

The following tables presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022, by level within the fair value hierarchy:

March 31, 2023

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account—Money Market Fund	$96,538,916	$—	$—
Liabilities:
Derivative warrant liabilities—public warrants	$8,625,000	$—	$—
Derivative warrant liabilities—private warrants	$—	$5,133,330	$—
Convertible promissory note—related party—short-term	$—	$—	$755,490

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

December 31, 2022

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account—Money Market Fund	$94,326,613	$—	$—
Liabilities:
Derivative warrant liabilities—public warrants	$2,371,880	$—	$—
Derivative warrant liabilities—private warrants	$—	$1,411,670	$—
Convertible promissory note—related party—short term	$—	$—	$182,010

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers to/from Levels 1, 2, and 3 during the three months ended March 31, 2023 or 2022.

Level 1 instruments include investments in mutual funds invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Level 2 instruments include Private Placement Warrants. The Company uses the same quoted market prices as the Public Warrants to determine their fair value.

The fair value of the Public Warrants as of March 31, 2023 and December 31, 2022, was measured utilizing the Level 1 input of the observable listed trading price for such warrants.

Level 3 instruments are comprised of the Working Capital Loan measured at fair value using a Monte Carlo simulation model. The estimated fair value of the Working Capital Loan is determined using Level 3 inputs. Inherent in a Monte Carlo simulation model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs used to measure the fair value of the underlying conversion feature of the promissory note—related party at each measurement dates:

	March 31, 2023	December 31, 2022
Volatility	37.0%	33.9%
Stock price	$0.75	$0.85
Expected life of the options to convert	0.25	0.41
Risk-free rate	4.74%	4.54%
Dividend yield	0.0%	0.0%
Probability of successful Business Combination	53.0%	13.0%

COMPUTE HEALTH ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The change in the fair value of the Promissory Note—related party measured with Level 3 inputs for the period for the three months ended March 31, 2023, is summarized as follows:

Fair Value of Promissory Note—related party, December 31, 2022	$182,010
Change in fair value of Promissory Note—related party	573,480

Fair Value of Promissory Note—related party, March 31, 2023	$755,490

Note 11—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through, the date that the condensed financial statements were available to be issued. Based on this review, the Company did not identify any subsequent events, other than described below, that would have required adjustment or disclosure in the condensed financial statements.

Third Loan Note

In April 2023, the Sponsor deposited an additional $400,000 in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor, and earned additional income on the Trust Account resulting in approximately $97.3 million held in the Trust Account as of the date of this filing. In May 2023, the Company borrowed $500,000 under the Third Loan Note instrument for costs related to the proposed Business Combination.

Amendment to the Business Combination Agreement

On May 2, 2023, in connection with the additional financing that Allurion has raised in connection with its obligations under the Business Combination Agreement (the “Initial Financing”) and the agreements related to the refinancing transactions related to the Initial Financing, Compute Health entered into the BCA Amendment. The BCA Amendment, among other things, amended the calculation of the aggregate number of shares of Pubco Common Stock to be issued to (or reserved for issuance for) Allurion equityholders upon the consummation of the Intermediate Merger to be as follows: (a) 37,812,000 minus (b) (x) a number of shares of Pubco Common Stock equal to (i) 1,400,000 multiplied by (ii) (x) the Backstop Percentage (as defined in the BCA Amendment); provided that the Backstop Percentage shall not exceed one hundred percent (100%) minus (c) a number of shares of Pubco Common Stock equal to (x) (i) 1,500,000 minus (ii) the Backstop Shares (as defined in the BCA Amendment) multiplied by (y) the Net Closing Cash Percentage (as defined in the BCA Amendment); provided that, if the Backstop Percentage equals one hundred percent (100%), then the Allocated Shares (as defined in the BCA Amendment) will be a number of shares of Pubco Common Stock equal to greater of (a) the BCA Backstop Shares or (b) 1,500,000 multiplied by the Net Closing Cash Percentage. Additionally, the BCA Amendment replaced the form of Investor Rights Agreement attached as an exhibit to the Business Combination Agreement with a revised form of Investor Rights Agreement.

The Business Combination would be consummated in accordance with the terms and subject to the conditions as further described in the BCA Amendment and other related supporting agreements as filed with the SEC on a Current Report on Form 8-K on May 2, 2023. Other than as expressly modified by the BCA Amendment, the Business Combination Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 9, 2023, remains in full force and effect.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Compute Health Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Compute Health Acquisition Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph—Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a business combination and the Company has determined that the mandatory liquidation and subsequent dissolution, should the Company be unable to complete a business combination raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

Portland, ME

April 3, 2023

COMPUTE HEALTH ACQUISITION CORP.

BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets:
Current assets:
Cash and cash equivalents	$765,782	$836,874
Prepaid expenses	71,506	774,677
Income tax receivable	174,922	—

Total current assets	1,012,210	1,611,551
Investments held in Trust Account	94,326,613	862,549,773

Total Assets	$95,338,823	$864,161,324

Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$4,189	$8,047
Accrued expenses	—	162,917
Franchise tax payable	40,000	200,045
Due to related party	400,000	—
Convertible Promissory note—related party—short term	182,010	—
Promissory note—related party	750,000	—

Total current liabilities	1,376,199	371,009
Derivative warrant liabilities	3,783,550	30,268,330
Deferred underwriting commissions	—	30,187,500
Convertible Promissory note—related party—long term	—	1,392,950
Deferred legal costs	4,046,016	957,588

Total liabilities	9,205,765	63,177,377

Commitments and Contingencies
Class A common stock subject to possible redemption, $0.0001 par value; 9,223,194 shares issued and outstanding at $10.24 at December 31, 2022 and 86,250,000 shares issued and outstanding $10.00 per share redemption value at December 31, 2021	94,401,540	862,500,000
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 3,000,000 shares authorized; none issued or outstanding at December 31, 2022 and December 31, 2021	—	—
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; no non-redeemable shares issued or outstanding at December 31, 2022 and December 31, 2021	—	—
Class B common stock, $0.0001 par value; 30,000,000 shares authorized; 21,562,500 shares issued and outstanding at December 31, 2022 and December 31, 2021	2,156	2,156
Additional paid-in capital	—	—
Accumulated deficit	(8,270,638)	(61,518,209)

Total stockholders’ deficit	(8,268,482)	(61,516,053)

Total Liabilities, Class A Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$95,338,823	$864,161,324

The accompanying notes are an integral part of these financial statements.

COMPUTE HEALTH ACQUISITION CORP.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
General and administrative expenses	$4,487,668	$2,031,261
Franchise tax expenses	200,000	200,050

Loss from operations	(4,687,668)	(2,231,311)
Other income (expense)
Change in fair value of derivative warrant liabilities	26,484,780	9,243,640
Change in fair value of convertible promissory note—related party	1,210,940	144,070
Loss on convertible promissory note—related party	—	(37,020)
Financing costs—derivative warrant liabilities	—	(1,406,506)
Gain from reversal of deferred underwriting liability—Public Warrants	866,381	—
Income from investments held in Trust Account	10,660,726	49,773
Interest earned on bank account	1,133	—

Income before income tax	34,536,292	5,762,646
Income tax expense	2,165,078	—

Net income	$32,371,214	$5,762,646

Weighted average shares outstanding of Class A common stock, basic and diluted	81,185,224	77,034,247

Basic and diluted net income per share, Class A common stock	$0.32	$0.06

Weighted average shares outstanding of Class B common stock, basic	21,562,500	21,261,986

Weighted average shares outstanding of Class B common stock, diluted	21,562,500	21,562,500

Basic and diluted net income per share, Class B common stock	$0.32	$0.06

The accompanying notes are an integral part of these financial statements.

COMPUTE HEALTH ACQUISITION CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance—December 31, 2020	—	$—	21,562,500	$2,156	$22,844	$(5,169)	$19,831
Excess of cash received over fair value of the private placement warrants	—	—	—	—	4,491,670	—	4,491,670
Remeasurement of Class A common stock to redemption value	—	—	—	—	(4,514,514)	(67,275,686)	(71,790,200)
Net income	—	—	—	—	—	5,762,646	5,762,646

Balance—December 31, 2021	—	$—	21,562,500	$2,156	$—	$(61,518,209)	$(61,516,053)
Remeasurement of Class A common stock to redemption value	—	—	—	—	—	(8,444,762)	(8,444,762)
Extinguishment of deferred underwriting liability on Public Shares	—	—	—	—	29,321,119	—	29,321,119
Reclass from additional paid in capital to retained earnings	—	—	—	—	(29,321,119)	29,321,119	—
Net income	—	—	—	—	—	32,371,214	32,371,214

Balance—December 31, 2022	—	$—	21,562,500	$2,156	$—	$(8,270,638)	$(8,268,482)

The accompanying notes are an integral part of these financial statements.

COMPUTE HEALTH ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Cash Flows from Operating Activities:
Net income	$32,371,214	$5,762,646
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	(26,484,780)	(9,243,640)
Change in fair value of promissory note—related party	(1,210,940)	(144,070)
Loss on promissory note—related party	—	37,020
Financing costs—derivative warrant liabilities	—	1,406,506
Income from investments held in Trust Account	(10,660,726)	(49,773)
Gain from reversal of deferred underwriting liability—Public Warrants	(866,381)	—
Changes in operating assets and liabilities:
Prepaid expenses	703,171	(774,677)
Accounts payable	(3,858)	3,523
Accrued expenses	(162,917)	(231,066)
Due to related party	400,000	—
Deferred legal fees	3,088,428	957,588
Franchise tax payable	(160,045)	199,436
Income tax receivable	(174,922)	—

Net cash used in operating activities	(3,161,756)	(2,076,507)

Cash Flows from Investing Activities
Cash deposited in Trust Account	—	(862,500,000)
Cash deposited in Trust Account for extension	(400,000)	—
Interest Withdrawn from Trust Account	2,740,664	—
Cash withdrawn from Trust Account for redemptions	776,543,221	—

Net cash provided by (used in) investing activities	778,883,885	(862,500,000)

Cash Flows from Financing Activities:
Proceeds from note payable to related party	—	2,000
Repayment of note payable to related party	—	(266,099)
Proceeds received from initial public offering, gross	—	862,500,000
Proceeds from private placement	—	19,250,000
Offering costs paid	—	(17,619,610)
Proceeds from promissory note to related party	750,000	1,500,000
Redemption of Class A common stock	(776,543,221)	—

Net cash provided by (used in) financing activities	(775,793,221)	865,366,291

Net change in cash	$(71,092)	$789,784
Cash—beginning of the period	836,874	47,090

Cash—end of the period	$765,782	$836,874

Supplemental disclosure of noncash financing activities:
Offering costs included in accrued expenses	$—	$372,369
Offering costs paid by related party under promissory note	$—	$94,099
Deferred underwriting commissions	$—	$30,187,500
Extinguishment of deferred underwriting liability on Public Shares	$29,321,119	$—
Supplemental disclosure of operating activities:
Income taxes paid	$2,340,000	$—

The accompanying notes are an integral part of these financial statements.

Note 1—Description of Organization, Business Operations and Liquidity

Compute Health Acquisition Corp. (the “Company” or “Compute Health”) is a blank check company incorporated in Delaware on October 7, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from October 7, 2020 (inception) through December 31, 2022 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on its investments held in the trust account from the proceeds of its Initial Public Offering. The Company’s fiscal year end is December 31.

The Company’s sponsor is Compute Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 4, 2021. On February 9, 2021, the Company consummated its Initial Public Offering of 86,250,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 11,250,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $862.5 million, and incurring offering costs of approximately $48.4 million, of which approximately $30.2 million was for deferred underwriting commissions (see Note 6).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 12,833,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $19.3 million (see Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $862.5 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount) at the time of the agreement to enter into the initial Business Combination. However, the Company only intends to complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders of its Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (approximately $10.00 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares were recorded at a redemption value and classified as temporary equity in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). If the Company seeks stockholder approval, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the Business Combination is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company. The holders of the Founder Shares (the “initial stockholders”) agreed not to propose an amendment to the Certificate of Incorporation (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

Trust Account Redemptions and Extension of Combination Period

On December 2, 2022, the Company held a special meeting of stockholders (the “Special Meeting”) to approve amendments to the Company’s Certificate of Incorporation to (i) extend the time for the Company to complete a Business Combination from February 9, 2023, which is 24 months from the date of the Initial Public Offering, to August 9, 2023, which is 30 months from the date of the Initial Public Offering (the “Extension Proposal”), and (ii) to remove the limitation that the Company may not redeem public shares to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of Exchange Act) of less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement. Prior to the Special Meeting, we instructed Continental Stock Transfer & Trust Company, the trustee of the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of consummation of our initial Business Combination or liquidation. In connection with the proposals, as described in the proxy, the Company’s Sponsor agreed that if the Extension Proposal was approved and the Charter Extension becomes effective, it will make deposits of additional funds (the “Extension Deposits”) into the Trust Account for the aggregate benefit of Public Shares that are not redeemed by the Public Stockholders in connection with the Extension Proposal (collectively, the “Remaining Public Shares”) in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor. For each whole month, or portion thereof, that is needed by the Company to complete an initial Business Combination from the date of the Extension Meeting until the August 9, 2023, the Sponsor will make Extension Deposits of $0.05 into the Trust Account for each Remaining Public Share, up to a total of $400,000 per month, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor. In addition, pursuant to the prospectus the Company stated it will not use any trust proceeds to pay any excise taxes with the redemption of its securities.

Both proposals were approved. In connection with the Extension Proposal, stockholders elected to redeem 77,026,806 shares of the Company’s common stock, representing approximately 71.45% of the issued and outstanding shares of the Company’s common stock and 89.31% of the issued and outstanding shares of the Company’s common stock sold in the Company’s Initial Public Offering. After the satisfaction of such redemptions, the balance in the Company’s Trust Account was approximately $93.0 million.

On December 5, 2022, the Company filed a Certificate of Amendment of Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware to (A) to extend the date (the “Termination Date”) by which it must either (a) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination, with one or more businesses, which we refer to as our initial Business Combination, or (b) (i) cease all operations except for the purpose of winding up if the Company fails to complete such initial business combination and (ii) redeem all of the shares of Class A common stock of the Company sold in the Company’s initial public offering that was consummated on February 9, 2021, from February 9, 2023 to August 9, 2023 (the “Extension Amendment”) and (B) to eliminate from the Certificate of Incorporation the limitation that the Company may not redeem public shares to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934) of less than $5,000,001 (the “Redemption Limitation”) in order to allow the Company to redeem public shares irrespective of whether such redemption would exceed the Redemption Limitation (the “Redemption Limitation Amendment”).

If the Company is unable to complete its Business Combination by August 9, 2023, (the “Combination Period”) and the Company’s stockholders have not amended the Certificate of Incorporation to further extend such Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement (a “Target”), reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) the lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

As of December 31, 2022, the Company had approximately $0.8 million in its operating bank accounts and working capital of approximately $0.6 million, excluding approximately $0.9 million in Working Capital Loans at fair value ($2.2 million of principal). During the year ended December 31, 2022, approximately $2.7 million was withdrawn from the Trust Account to pay franchise and income taxes.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the Sponsor to purchase Founder Shares (as defined in Note 5), and borrowings under a Note (as defined in Note 5) from the Sponsor of approximately $266,000. The Company repaid the Note in full upon consummation of the Initial Public Offering. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 5). As of December 31, 2022 and 2021, a principal amount of $2.25 million and $1.5 million is drawn under Working Capital Loans, respectively. At December 31, 2022 $750,000 is available for borrowings under Working Capital Loans (see Note 5). In addition, The Company’s Sponsor has agreed to fund the Extension Deposits in exchange for one or more non-interest bearing unsecured promissory notes issued by the Company to the Sponsor to benefit its Public Stockholders.

However, in connection with the Company’s assessment of going concern considerations in accordance with FASB’s ASC Topic 205-40, “Presentation of Financial Statements—Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution, should the Company be unable to complete a business combination, raises substantial doubt about the Company’s ability to continue as a going concern. The Company has until August 9, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 9, 2023 or such later date as approved by the Company’s stockholders.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have an effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. Any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise will depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

On December 27, 2022, the Treasury Department and Internal Revenue Service (“IRS”) issued a Notice 2023-2 (“Notice”), which provided interim guidance regarding the application of the corporate stock repurchase excise tax until the issuance of proposed regulations. The Notice excluded the distributions complete liquidation of a corporation from the base of the excise tax. The Notice also excludes from the scope of the excise tax any distribution made during the taxable year in which a corporation fully liquidates and dissolves, even if a distribution precedes the formal decision to liquidate.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000, and any cash held in the Trust Account. As of December 31, 2022 and 2021, the Company had not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had approximately $0 and $836,000 in cash equivalents held outside the Trust Account as of December 31, 2022 and 2021, respectively.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of

U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the balance sheets due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants. As the transfer of Private Placement Warrants to anyone who is not a permitted transferee would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. The fair value of the Warrants as of December 31, 2022 and 2021, is based on observable listed prices for such warrants. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Convertible Promissory Note—Related Party

The Company has elected the fair value option to account for its Convertible Promissory Note—related party with its Sponsor as defined and more fully described in Note 5. As a result of applying the fair value option, the Company records each draw at fair value with a gain or loss recognized at issuance, and subsequent changes in fair value are recorded as change in the fair value of its Convertible Promissory Note—related party on the statements of operations. The fair value is based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s and, if applicable, an independent third-party valuation firm’s own assumption about the assumptions a market participant would use in pricing the asset or liability.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities were expensed as incurred and presented as non-operating expenses on the statements of operations. Offering costs associated with the Class A common stock were charged against their carrying value upon the completion of the Initial Public Offering. The Company classified deferred underwriting commissions as non-current liabilities as their liquidation was not reasonably expected to require the use of current assets or require the creation of current liabilities.

On November 15, 2022, the Company received notification from Goldman Sachs & Co. LLC (“Goldman Sachs”), the underwriters in the Company’s Initial Public Offering, that Goldman Sachs waives any entitlement it may have to the deferred underwriting commissions. As such, the deferred underwriting fee liability has been reversed in the year ended December 31, 2022. The amount allocated to the Public Warrants was recorded as a gain on the accompanying statements of operations and the amount allocated to the Class A common stock was added back as additional paid-in capital.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature contains certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is classified as temporary equity, outside of the stockholders’

equity section of the Company’s balance sheets. In connection with the Extension Proposal, 77,026,806 shares of Class A common stock were redeemed. Accordingly, as of December 31, 2022 and 2021, 9,223,194 and 86,250,000 shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, respectively, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A common stock subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Effective with the closing of the Initial Public Offering, the Company recognized the remeasurement from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit. Subsequent changes in redemption value are recognized and presented as remeasurement of Class A common stock to redemption value on the accompanying statement of changes in stockholders’ equity (deficit).

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income Per Share of Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income per common share is calculated by dividing the net income by the weighted average shares of common stock outstanding for the respective period.

The calculation of diluted net income per common stock does not consider the effect of the warrants issued in connection with the Initial Public Offering (including exercise of the over-allotment option) and the Private Placement to purchase an aggregate of 34,395,833 shares of common stock in the calculation of diluted income per share, because their exercise is contingent upon future events. Remeasurement associated with the redeemable Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The following table reflects presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of common stock:

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per common stock:
Numerator:
Allocation of net income available to stockholders	$25,577,834	$6,793,380	$4,516,156	$1,246,490
Denominator:
Basic weighted average shares outstanding	81,185,224	21,562,500	77,034,247	21,261,986
Effect of dilutive securities	—	—	—	300,514

Diluted weighted average shares outstanding	81,185,224	21,562,500	77,034,247	21,562,500

Basic net income per common stock	$0.32	$0.32	$0.06	$0.06
Diluted net income per common stock	$0.32	$0.32	$0.06	$0.06

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, ASC Subtopic 820 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for the Company in fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is considering the impact of this pronouncement on the financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3—Initial Public Offering

On February 9, 2021, the Company consummated its Initial Public Offering of 86,250,000 Units, including 11,250,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $862.5 million, and incurring offering costs of approximately $48.4 million, of which approximately $30.2 million was for deferred underwriting commissions.

Each Unit consists of one share of Class A common stock, and one-quarter of one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4—Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 12,833,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $19.3 million.

Each Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per common share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable (except as described below in Note 7 under “Warrants—Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees.

The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.

Note 5—Related Party Transactions

Founder Shares

On October 16, 2020, the Sponsor purchased 21,562,500 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000. The Sponsor agreed to forfeit up to 2,812,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter exercised its over-allotment option in full on February 9, 2021; thus, these 2,812,500 Founder Shares are no longer subject to forfeiture.

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Related Party Loans

On October 16, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the closing of the Initial Public Offering. The Company borrowed approximately $266,000 under the Note and repaid the Note in full upon consummation of the Initial Public Offering.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). On April 6, 2021, the Company entered into a Loan Note Instrument (the “Loan Note” or “Promissory Note—related party”) with the Sponsor, pursuant to which, the Sponsor, in its sole and absolute discretion, may loan to the Company up to $1.5 million for costs reasonably related to the Company’s consummation of an initial business combination. The Loan Note does not bear any interest. The Loan Note is payable on the earliest to occur of (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective. The Loan Note is subject to customary events if default, including failure by the Company to pay the principal amount due pursuant to the Loan Note within five business days of the Maturity Date and certain bankruptcy events of the Company.

At the Sponsor’s option, at any time prior to payment in full of the principal balance of the Loan Note, the Sponsor may elect to convert all or any portion of the unpaid principal balance of the Loan Note into that number of warrants, each whole warrant exercisable for one share of common stock of the Company (the “Conversion Warrants”), equal to: (x) the portion of the principal amount of the Loan Note being converted, divided by (y) $1.50, rounded up to the nearest whole number of warrants. The Conversion Warrants shall be identical to the warrants issued by the Company to the Sponsor in a private placement upon consummation of the Company’s initial public offering. The Conversion Warrants are subject to customary registration rights granted by the Company to the Sponsor pursuant to the Loan Note. As of December 31, 2022 and 2021, $1.5 million and $1.4 million was drawn under the Promissory Note—related party, respectively, presented at the fair value of $182,000 and $1.4 million on the accompanying balance sheets, respectively.

On July 28, 2022, the Company entered into a second Loan Note Instrument (the “Second Loan Note” or “Promissory note—related party) with its Sponsor (“Payee”), pursuant to which, Payee, in its sole and absolute discretion, may loan to Compute Health up to $1.5 million for costs reasonably related to the Company’s consummation of an initial Business Combination. The Second Loan Note does not bear any interest. The Second Loan Note is payable on the earliest to occur of (i) the date on which Compute Health consummates its initial business combination and (ii) the date that the winding up of Compute Health is effective. On July 28, 2022, the Company borrowed $750,000 under the Second Loan Note. As of December 31, 2022, $750,000 was outstanding under the Second Loan Note and $750,000 is available for future borrowings.

Due to Related Party

The Company’s Sponsor agreed that if the Extension Proposal was approved and the Charter Extension becomes effective, it would make deposits of additional funds (the “Extension Deposits”) into the Trust Account for the aggregate benefit of Public Shares that are not redeemed by the Public Stockholders in connection with the Extension Proposal (collectively, the “Remaining Public Shares”) in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor. For each whole month, or portion thereof, that is needed by the Company to complete an initial Business Combination from the date of the Extension Meeting until the August 9, 2023, the Sponsor will make Extension Deposits of $0.05 into the Trust Account for each Remaining Public Share, up to a total of $400,000 per month. As the Extension Proposal was approved, the Company has made contributions to the Trust Account of $400,000, which was funded by advances to the Company from the Sponsor. As of December 31, 2022, $400,000 was outstanding and presented as due to related party on the accompanying balance sheets. Subsequent to December 31, 2022, the advance has been formalized as a promissory note from the Sponsor. See Note 12.

Administrative Services Agreement

Commencing on the date that the Company’s securities were first listed on the NYSE through the earlier of consummation of the initial Business Combination and the liquidation, the Company agreed to pay the Sponsor a total of $10,000 per month for administrative and support services. The Sponsor has waived these fees through December 31, 2022.

The Company’s Sponsor, officers and directors, or any of their respective affiliates, are to be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The Company’s audit committee reviews on a quarterly basis all payments that were made by the Company to its initial stockholders, officers, directors or their affiliates and determines which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on the Company’s behalf.

Note 6—Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any shares of Class A common stock issuable upon the exercise of the

Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans), were entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. These holders were entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provided that the Company would not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 11,250,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriter exercised its over-allotment option in full on February 9, 2021.

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or approximately $17.3 million in the aggregate, paid upon the closing of the Initial Public Offering. An additional fee of $0.35 per Unit, or approximately $30.2 million in the aggregate would be payable to the underwriters for deferred underwriting commissions. The deferred fee was to become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On November 15, 2022, the Company received notification from Goldman Sachs, the underwriters in the Company’s Initial Public Offering, that Goldman Sachs waives any entitlement it may have to the deferred underwriting commissions. As such, the deferred underwriting fee liability has been reversed as of December 31, 2022.

Deferred Legal Fees

The Company has an agreement to obtain legal advisory services pursuant to which the Company’s legal counsel has agreed to defer their fees until the closing of the Business Combination. The deferred fees will become payable to the legal counsel in the event the Company completes a Business Combination. As of December 31, 2022 and 2021, the amount of these fees is approximately $4.0 million and $1.0 million, respectively, and is included as deferred legal fees on the accompanying balance sheets.

Contingent Fee Arrangement

On August 26, 2022, the Company entered arrangement with Credit Suisse Securities (USA) LLC (“Credit Suisse”) to obtain financial advisory and equity capital market advisory services and to act as the Company’s placement agent in connection with raising capital with a specific target in its search for a Business Combination. Credit Suisse would be entitled to a transaction fee of $8.0 million (“Arrangement”). Per the Arrangement, the $8.0 million fee for these services is contingent upon the closing of a Business Combination and therefore not included as liabilities on the accompanying balance sheets. Under the arrangement, the Company will also reimburse Credit Suisse for reasonable expenses.

On January 28, 2023, the Company and Credit Suisse agreed to amend the transaction fee in Section 2 of the Arrangement from $8.0 million to $2.0 million. As of December 31, 2022, no expenses have been claimed.

Note 7—Warrants

As of December 31, 2022 and 2021, the Company had 21,562,500 Public Warrants and 12,833,333 Private Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or holders are permitted to exercise their warrants on a cashless basis under certain circumstances as a result of (i) the Company’s failure to have an effective registration statement by the 60th business day after the closing of the initial Business Combination or (ii) a notice of redemption described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”). The Company agreed that as soon as practicable, but in no event later than 20 business days after the closing of its initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Company’s initial Business Combination and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the board of directors, and in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of each warrant will be adjusted (to the nearest cent) such that the effective exercise price per full share will be equal to 115% of the higher of (i) the Market Value and (ii) the Newly Issued Price, and the $18.00 per-share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of (i) the Market Value and (ii) the Newly Issued Price, and the $10.00 per-share redemption trigger price described under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of (i) the Market Value and (ii) the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that, so long as they are held by the Sponsor or its permitted transferees, (i) they will not be redeemable by the Company, (ii) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the initial

Business Combination, (iii) they may be exercised by the holders on a cashless basis and (iv) are subject to registration rights.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. Any such exercise would not be on a cashless basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00: Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock determined by reference to an agreed table based on the redemption date and the fair market value of the Class A common stock;

•

if, and only if, the last reported sale price of Class A common stock equals or exceeds $10.00 per share on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•

if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A common stock) as the outstanding Public Warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock (or a security other than the Class A common stock into which the Class A common stock has been converted or exchanged for in the event the Company is not the surviving company in the initial Business Combination) issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The fair market value of Class A common stock mentioned above shall mean the volume-weighted average price of Class A common stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust

Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8—Class A Common Stock Subject to Possible Redemption

The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s Class A common stock are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 9,223,194 and 86,250,000 shares of Class A common stock outstanding, respectively, all of which were subject to possible redemption and are classified outside of permanent equity in the balance sheets.

The Class A common stock subject to possible redemption reflected on the balance sheets is reconciled on the following table:

Gross proceeds	$862,500,000
Less:
Proceeds allocated to Public Warrants	(24,753,640)
Class A common stock issuance costs	(47,036,560)
Plus:
Remeasurement of carrying value to redemption value	71,790,200

Class A common stock subject to possible redemption at December 31, 2021	862,500,000
Increase in redemption value of Class A common stock subject to redemption	8,444,762
Redemption of 77,026,806 shares of Class A common stock	(776,543,221)

Class A common stock subject to possible redemption at December 31 2022	$94,401,540

Note 9—Stockholders’ Equity (Deficit)

Preferred Stock—The Company is authorized to issue 3,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2022 and 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock—The Company is authorized to issue 300,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 9,223,194 and 86,250,000 shares of Class A common stock issued or outstanding, all of which are subject to possible redemption and have been classified as temporary equity (see Note 8).

Class B Common Stock—The Company is authorized to issue 30,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 21,562,500 shares of Class B common stock issued and outstanding.

Prior to the initial Business Combination, only holders of Class B common stock will have the right to vote on the election of directors. Holders of the Class A common stock will not be entitled to vote on the election of directors during such time. In addition, prior to the initial Business Combination, holders of a majority of the outstanding shares of Class B common stock may remove a member of the board of directors for any reason. These provisions of the certificate of incorporation may only be amended by a resolution passed by the holders of a majority of shares of the Class B common stock. With respect to any other matter submitted to a vote of the stockholders, including any vote in connection with the initial Business Combination, except as required by applicable law or stock exchange rule, holders of the Class A common stock and holders of the Class B common stock will vote together as a single class, with each share entitling the holder to one vote.

The Class B common stock will automatically convert into Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as described herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination, including pursuant to a specified future issuance, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including pursuant to a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the initial Business Combination (net of the number of shares of Class A common stock redeemed in connection with the initial Business Combination and excluding any shares or equity-linked securities issued or issuable to any seller in the initial Business Combination).

Note 10—Income Taxes

The income tax provision (benefit) consists of the following for the year ended December 31, 2022 and 2021:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Current
Federal	$2,165,078	$—
State	—	—
Deferred
Federal	(942,172)	(458,514)
State	—	—
Valuation allowance	942,172	458,514

Income tax provision	$2,165,078	$—

The Company’s net deferred tax assets are as follows as of December 31, 2022 and 2021:

As of December 31, 2021, the Company had available U.S. federal operating loss carry forwards of $150,882 that could be carried forward indefinitely. As of December 31, 2022 the carry forward was fully utilized with the positive taxable income of the Company generated by the interest earned in the Trust Account. As such, there were no U.S. federal operating loss carry forwards as of December 31, 2022.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The valuation allowance increased by approximately $911,000 and $457,000 during the year ended December 31, 2022 and 2021, respectively.

	As of December 31, 2022	As of December 31, 2021
Deferred tax assets:
Start-up/Organization costs	$1,369,012	$426,839
Net operating loss carryforwards	—	31,675

Total deferred tax assets	1,369,012	458,514
Valuation allowance	(1,369,012)	(458,514)

Deferred tax asset, net of allowance	$—	$—

There were no unrecognized tax benefits as of December 31, 2022 and 2021. No amounts were accrued for the payment of interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Statutory federal income tax rate	21.0%	21.0%
Change in fair value of derivative warrant liabilities	(16.1)%	(33.7)%
Transaction costs allocated to derivative warrant liabilities	0.0%	5.1%
Loss on promissory note—related party	0.0%	0.1%
Change in fair value of promissory note—related party	(0.7)%	(0.5)%
Gain from reversal of deferred underwriting liability—Public Warrants	(0.5)%	0.0%
Change in valuation allowance	2.6%	7.9%

Income tax rate (benefit)	6.3%	(0.13)%

The Company files income tax return in the U.S. federal and Delaware jurisdictions. The tax returns are subjection to examination since inception.

Note 11—Fair Value Measurements

The following tables presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021, by level within the fair value hierarchy:

December 31, 2022

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account—Money Market Fund	$94,326,613	$—	$—
Liabilities:
Derivative warrant liabilities—public warrants	$2,371,880	$—	$—
Derivative warrant liabilities—private warrants	$—	$1,411,670	$—
Convertible promissory note—related party— short term	$—	$—	$182,010

December 31, 2021

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account—Money Market Fund	$862,549,773	$—	$—
Liabilities:
Derivative warrant liabilities—public warrants	$18,975,000	$—	$—
Derivative warrant liabilities—private warrants	$—	$11,293,330	$—
Convertible promissory note—related party	$—	$—	$1,392,950

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 fair value measurement to a Level 1 fair value measurement, when the Public Warrants were separately listed and traded in March 2021. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 measurement to a Level 2 fair value measurement in July 2021. There were no other transfers to/from Levels 1, 2, and 3 during the years ended December 31, 2022 and 2021.

Level 1 instruments include investments in mutual funds invested in government securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Level 2 instruments include Private Placement Warrants. The Company uses the same quoted market prices as the Public Warrants to determine their fair value.

The fair value of the Public Warrants as of December 31, 2022 and 2021, was measured utilizing the Level 1 input of the observable listed trading price for such warrants.

Level 3 instruments are comprised of the Working Capital Loan measured at fair value using a Monte Carlo simulation model. The estimated fair value of the Working Capital Loan is determined using Level 3 inputs. Inherent in a Monte Carlo simulation model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs used to measure the fair value of the underlying conversion feature of the convertible promissory note—related party at each measurement date:

	December 31, 2021	December 31, 2022
Volatility	67.2%	33.9%
Stock price	$0.88	$0.85
Expected life of the options to convert	0.61	0.41
Risk-free rate	0.23%	4.54%
Dividend yield	0.0%	0.0%
Probability of successful Business Combination	—	13.0%

The change in the fair value of the convertible promissory note—related party measured with Level 3 inputs for the period for the years ended December 31, 2022 and 2021, is summarized as follows:

Fair Value at January 1, 2021	$—
Initial fair value of Promissory Note- related party—second quarter	1,537,020
Change in fair value of Promissory Note—related party	(144,070)

Fair Value of Promissory Note—related party, December 31, 2021	$1,392,950
Change in fair value of Promissory Note—related party	(1,210,940)

Fair Value of Promissory Note—related party, December 31, 2022	$182,010

Note 12—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through, the date that the financial statements were available to be issued. Based on this review, the Company did not identify any subsequent events, other than described below, that would have required adjustment or disclosure in the financial statements.

Proposed Business Combination

On February 9, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Compute Health Corp., a Delaware corporation and direct, wholly-owned subsidiary of the

Company (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of the Company (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Allurion Technologies Holdings, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Allurion (as defined below) (“Pubco”), and Allurion Technologies, Inc., a Delaware corporation (“Allurion” and, collectively with the Company, the Merger Subs and Pubco, the “Parties”).

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, the business combination will be effected in three steps: (a) the Company will merge with and into Pubco (the “CPUH Merger,” the closing of the CPUH Merger, the “CPUH Merger Closing” and the time at which the CPUH Merger becomes effective, the “CPUH Merger Effective Time”), with Pubco surviving (Pubco, in its capacity as the surviving company in the CPUH Merger, the “Surviving Corporation”) and, after giving effect to such merger, becoming the publicly-listed company and the sole owner of each Merger Sub, (b) at least three (3) hours following the consummation of the CPUH Merger, Merger Sub I will merge with and into Allurion (the “Intermediate Merger,” the closing of the Intermediate Merger, the “Intermediate Merger Closing” and the time at which the Intermediate Merger becomes effective, the “Intermediate Merger Effective Time”), with Allurion surviving as the surviving company in the Intermediate Merger (Allurion, in its capacity as the surviving company in the Intermediate Merger, the “Intermediate Surviving Corporation”) and, after giving effect to such merger, becoming a wholly-owned subsidiary of the Surviving Corporation and (c) thereafter, the Intermediate Surviving Corporation will merge with and into Merger Sub II (the “Final Merger,” and the time at which the Final Merger becomes effective, the “Final Merger Effective Time”) (the Final Merger, collectively with the CPUH Merger and the Intermediate Merger, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents (as defined in the Business Combination Agreement), the “Proposed Transactions”), with Merger Sub II surviving as the surviving company in the Final Merger (Merger Sub II, in its capacity as the surviving company of the Final Merger, the “Surviving Subsidiary Company”) and, after giving effect to such merger, remaining a wholly-owned subsidiary of the Surviving Corporation.

Upon closing, the combined company (the “New Company”) will be named Allurion Technologies, Inc. and its common stock (the “ALUR Common Stock”) is expected to be traded on the New York Stock Exchange under the symbol “ALUR”.

In connection with the execution of the Business Combination Agreement, the Company and Pubco entered into Subscription Agreements with certain accredited investors or qualified institutional buyers (collectively, the “Subscription Investors”) concurrently with the execution of the Business Combination Agreement on February 9, 2023. Pursuant to the Subscription Agreements, the Subscription Investors agreed to subscribe for and purchase, and Pubco agreed to issue and sell, to the Subscription Investors an aggregate of 5,386,695 shares of Pubco common stock for a purchase price of $7.04 per share, or an aggregate of approximately $37.9 million, in a private placement.

Upon the closing of the proposed transaction, it is expected that the New Company will issue, and assume warrants and other equity incentive arrangements representing or underlying, in the aggregate, 37,812,000 shares of the New Company to Allurion equityholders, with the consideration payable to Allurion equityholders based on an assumed $500 million pro forma enterprise value of the combined New Company. The proposed transaction also includes a minimum cash condition of $70 million (net of certain expenses) and is expected to provide a minimum of $87 million of gross cash proceeds.

In connection with the proposed transaction, holders of the Company’s Class A common stock will have the right to redeem their Class A shares. If holders of the Company’s Class A common stock elect not to redeem their Class A shares in connection with the proposed transaction, such holders will receive, at the closing of the proposed transaction, an additional 0.420455 shares of the Company for each non-redeemed share of the Company’s Class A common stock. Additionally, in connection with the CPUH Merger, the warrant adjustment provision under the Company’s warrant agreement, dated February 4, 2021, between the Company and

Continental Stock Transfer & Trust Company, as warrant agent, is expected to be triggered, and the Parties have agreed to take certain actions, described below, with respect to the applicability of such provision to the Proposed Transactions.

The Business Combination has been approved by the boards of directors of each of Compute Health and Allurion. The Business Combination will require the approval of the stockholders of each of Compute Health and Allurion and is subject to other customary closing conditions, including the receipt of certain regulatory approvals and a registration statement on Form S-4 (the “Registration Statement”) being declared effective by the Securities and Exchange Commission (the “SEC”).

The Business Combination would be consummated in accordance with the terms and subject to the conditions as further described in the Business Combination Agreement and other related supporting agreements as filed with the SEC on a Current Report on Form 8-K on February 9, 2023.

Establishment of Subsidiaries

On February 8, 2023 and as part of the steps relating to the proposed transaction with Allurion, the Company incorporated Compute Health Corp. as a Delaware corporation and a direct, wholly-owned subsidiary of the Company and established Compute Health LLC as a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company.

Resignation of Directors

On January 29, 2023, Dr. Osama Alswailem notified the Company’s board of directors of his resignation as a member of the board of directors, effective as of January 29, 2023. In connection with his resignation, Dr. Alswailem forfeited the 30,000 shares of Class B common stock owned by him.

On January 31, 2023, Dr. Jean Nehmé notified the Company’s board of directors of his resignation as a member of the board of directors, effective as of January 31, 2023.

Loan Note and Trust Deposits

On February 9, 2023, the Company entered into the Third Loan Note Instrument with the Sponsor, pursuant to which the Sponsor, in its sole and absolute discretion, may loan to the Company up to $4,750,000 for (i) costs reasonably related to the Company’s consummation of an initial Business Combination and (ii) deposits into the Trust Account in connection with the extension of the deadline for the Company to consummate its initial Business Combination from February 9, 2023 to August 9, 2023. The Third Loan Note does not bear any interest. The Third Loan Note is payable on the earliest to occur of (i) the date on which the Company consummates its initial Business Combination and (ii) the date that the winding up of the Company is effective. The Third Loan Note is subject to customary events of default, including failure by the Company to pay the principal amount due pursuant to the Third Loan Note within five business days of the maturity date and certain bankruptcy events of the Company.

Annex A

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

COMPUTE HEALTH ACQUISITION CORP.,

COMPUTE HEALTH CORP.,

COMPUTE HEALTH LLC,

ALLURION TECHNOLOGIES HOLDINGS, INC.

AND

ALLURION TECHNOLOGIES, INC.

DATED AS OF FEBRUARY 9, 2023

A-i

A-ii

A-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of February 9, 2023, is made by and among Compute Health Acquisition Corp., a Delaware corporation (“CPUH”), Compute Health Corp., a Delaware corporation (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), Allurion Technologies Holdings, Inc., a Delaware corporation (“Pubco”), and Allurion Technologies, Inc., a Delaware corporation (the “Company”). CPUH, the Merger Subs, Pubco and the Company shall be referred to herein from time to time collectively as the “Parties” (and each a “Party”). Capitalized terms used herein have the meanings set forth in Section 1.1 and 1.2.

WHEREAS, (a) CPUH is a blank check company incorporated as a Delaware corporation on October 7, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, (b) each Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of CPUH that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents and (c) Pubco is, as of the date of this Agreement, a wholly-owned Subsidiary of the Company that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of CPUH, CPUH is required to provide an opportunity for its stockholders to have their outstanding shares of Class A Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the CPUH Stockholder Approval;

WHEREAS, as of the date of this Agreement, CPUH’s initial stockholders, including Compute Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), collectively own 21,562,500 shares of Class B Common Stock;

WHEREAS, on the Closing Date, upon the terms and conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (i) CPUH will merge with and into Pubco (the “CPUH Merger”), with Pubco surviving as the surviving company in the CPUH Merger (Pubco, in its capacity as the surviving company of the CPUH Merger, the “Surviving Corporation”) and, after giving effect to such merger, becoming the sole owner of each Merger Sub, (ii) Merger Sub I will merge with and into the Company (the “Intermediate Merger”), with the Company surviving as the surviving company in the Intermediate Merger (the Company, in its capacity as the surviving company of the Intermediate Merger, the “Intermediate Surviving Corporation”) and, after giving effect to such merger, becoming a wholly-owned subsidiary of the Surviving Corporation and (iii) the Intermediate Surviving Corporation will merge with and into Merger Sub II (the “Final Merger” and, collectively with the CPUH Merger and the Intermediate Merger, the “Mergers”), with Merger Sub II surviving as the surviving company in the Final Merger (Merger Sub II, in its capacity as the surviving company of the Final Merger, the “Surviving Subsidiary Company”) and, after giving effect to such merger, remaining a wholly-owned subsidiary of the Surviving Corporation and (a) each Company Share will be converted into the right to receive the Merger Consideration Per Fully Diluted Share, (b) each Company Option will be converted into an option to purchase shares of Pubco Common Stock, (c) each Company RSU Award will be converted into a restricted stock unit award denominated in shares of Pubco Common Stock, (d) each Company Warrant will be converted into a warrant to acquire a number of shares of Pubco Common Stock in an amount and at an exercise price as set forth on the Allocation Schedule and (e) each Company Convertible Note will ultimately be converted into the right to receive shares of Pubco Common Stock, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, (i) concurrently with the execution of this Agreement, CPUH is entering into subscription agreements (collectively, the “Subscription Agreements”) with Pubco and certain investors, pursuant to which, among other things, the Investors are agreeing to subscribe for and purchase, and Pubco is agreeing to issue and sell to the Investors, a number of shares of Pubco Common Stock as set forth in each applicable Subscription Agreement in exchange for an aggregate purchase price of approximately $37.9 million, on the terms and subject to the conditions set forth therein and (ii) CPUH and Pubco may enter into similar agreements with certain investors following the execution of this Agreement and prior to the Intermediate Merger Closing (the investors referred to in the preceding clause (i) and this clause (ii), collectively, the “Investors” and such equity financing referenced in the preceding clause (i) and this clause (ii), collectively, hereinafter referred to as the “PIPE Financing”);

WHEREAS, concurrently with the execution of this Agreement, CPUH, Pubco and a Pre-Closing CPUH Stockholder are entering into a non-redemption agreement (the “Non-Redemption Agreement”), pursuant to which, among other things, subject to the terms and conditions set forth therein, such Pre-Closing CPUH Stockholder is agreeing, for the benefit of CPUH, (a) to not exercise its Redemption Rights in respect of (x) the Class A Common Stock beneficially owned by it, or (y) any other shares, capital stock or other equity interests, as applicable, of CPUH, which it holds on the date of the Non-Redemption Agreement, and (b) to not, among other things, sell, encumber or otherwise transfer such Class A Common Stock or other shares, capital stock, or equity interests;

WHEREAS, concurrently with the execution of this Agreement, the Company is entering into (i) a Revenue Interest Financing Agreement (the “Revenue Interest Financing Agreement”) with RTW Master Fund, Ltd. an exempted company incorporated in the Cayman Islands with limited liability, RTW Innovation Master Fund, Ltd., an exempted company incorporated in the Cayman Islands with limited liability, and RTW Venture Fund Limited, an investment company limited by shares incorporated under the laws of Guernsey (collectively, “RTW”), pursuant to which, among other things, subject to the terms and conditions set forth therein, RTW is agreeing to provide financing to the Company in the initial amount equal to $40 million, subject to the terms and conditions set forth therein (such financing hereinafter referred to as the “Revenue Interest Financing”), and (ii) a side letter (the “RTW Side Letter”) with the Company, Pubco, Merger Sub II and RTW, pursuant to which, among other things, subject to the terms and conditions set forth therein, (a) CPUH and Pubco are agreeing not to enter into Subscription Agreements with Investors on more favorable or advantageous terms than those included in the Subscription Agreements to be entered into by and among CPUH, Pubco and RTW, (b) subject to the terms and conditions of the RTW Side Letter, Pubco is agreeing to convert up to 50% of the consideration RTW pays to Pubco in connection with the PIPE Financing by forfeiting Pubco Common Stock into financing provided by RTW to the Company pursuant to an Additional Revenue Interest Financing Agreement (as defined in the RTW Side Letter), (c) Pubco is agreeing to issue up to an additional 1,000,000 shares of Pubco Common Stock to RTW and (d) Pubco is agreeing that RTW shall have the right to designate one director to the Pubco Board (as defined below), in each case, subject to the terms and conditions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, the Company is entering into a Bridging Agreement (the “Fortress Bridging Agreement”) with Fortress Credit Corp. or its affiliates (“Fortress”), pursuant to which, among other things, subject to the terms and conditions set forth therein and in the Fortress Credit Agreement (as defined below), Fortress will agree to execute a Credit Agreement (the “Fortress Credit Agreement”) on the Closing Date pursuant to which, among other things, Fortress will agree to provide the Company with a term loan in an amount of up to $60 million substantially concurrently with the consummation of the Mergers, subject to the terms and conditions set forth therein (the “Fortress Financing”);

WHEREAS, as contemplated by that certain Commitment Letter, dated on or about the date hereof (the “Chardan Commitment Letter”), by and between the Company and Chardan Capital Markets LLC (“Chardan”), Pubco and Chardan shall enter into a Chardan Equity Facility, to be dated and executed as of the Closing Date, pursuant to which, among other things, Pubco may issue and sell to Chardan, from time to time, and Chardan shall purchase from Pubco, shares of Pubco Common Stock (the “Chardan Equity Line”);

WHEREAS, at the Intermediate Merger Closing, the Surviving Corporation, the Sponsor and certain stockholders of the Company shall enter into an investor rights and lock-up agreement, substantially in the form attached hereto as Exhibit A (the “Investor Rights Agreement”), pursuant to which, among other things, each signatory thereto (other than the Surviving Corporation) will (a) agree not to effect any sale or distribution of any shares of Pubco Common Stock held by him, her or it during the lock-up period described therein, and (b) be granted certain registration rights with respect to his, her or its shares of Pubco Common Stock, in each case, on the terms and subject to the conditions therein;

WHEREAS, concurrently with the execution of this Agreement, CPUH, Pubco, the Sponsor and the Company, among others, are entering into the sponsor support agreement attached hereto as Exhibit B (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor and certain other Pre-Closing CPUH Stockholders are agreeing (a) to vote their respective shares of Class B Common Stock in favor of the Required Transaction Proposals, (b) not to transfer their respective shares of Class B Common Stock, (c) solely with respect to the Sponsor, to recapitalize its shares of Class B Common Stock and CPUH Private Warrants into Class A Common Stock (the “Sponsor Recapitalization”), (d) solely with respect to each of Hani Barhoush, Michael Harsh and Gwendolyn A. Watanabe, to recapitalize their shares of Class B Common Stock into Class A Common Stock (the “Additional Share Conversion”) and (e) to waive any adjustment to the conversion ratio set forth in the Governing Documents of CPUH or any other anti-dilution or similar protection with respect to their respective shares of Class B Common Stock in connection with the transactions contemplated by this Agreement, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement;

WHEREAS, concurrently with the execution of this Agreement, certain Company Stockholders (the “Initial Company Support Stockholders”) are entering into the stockholder support agreement attached hereto as Exhibit C (the “Company Support Agreement”), pursuant to which, among other things, such Company Stockholders are agreeing (a) to, as promptly as practicable following the time at which the Registration Statement/Proxy Statement shall have been declared effective and made available to such Company Stockholders, vote their Company Shares in favor of, or execute written consents to adopt and approve, upon the effectiveness of the Registration Statement/Proxy Statement, this Agreement, any Ancillary Documents to which the Company or Pubco is or will be a party, the Mergers and the other transactions contemplated by this Agreement and any Ancillary Documents to which the Company or Pubco is or will be a party, and (b) not to transfer, prior to the Intermediate Merger Effective Time, such Company Stockholder’s Company Shares, subject to the exceptions set forth therein;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Mergers) are fair to, advisable and in the best interests of the Company and the Company Stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which the Company or Pubco is or will be party and the transactions contemplated hereby and thereby (including the Mergers), and (c) resolved to recommend that the Company Stockholders adopt and approve this Agreement, the Ancillary Documents to which the Company or Pubco is or will be party and the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, the board of directors of CPUH (the “CPUH Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which a CPUH Party is or will be party and the transactions contemplated hereby and thereby (including the Mergers) are fair to, advisable and in the best interests of CPUH and its stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which a CPUH Party is or will be party and the transactions contemplated hereby and thereby (including the Mergers), and (c) resolved to recommend that its stockholders adopt and approve this Agreement and the Required Transaction Proposals, including the adoption and approval of this Agreement, each Ancillary Document to which CPUH is a party and the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, each of the board of directors and board of managers of Merger Sub I and Merger Sub II, respectively, has unanimously (a) determined that this Agreement, the Ancillary Documents to which Merger Sub I and Merger Sub II, respectively, is or will be party and the transactions contemplated hereby and thereby

(including the Mergers) are fair to, advisable and in the best interests of Merger Sub I and its sole stockholder and Merger Sub II and its sole member, respectively, (b) approved and declared advisable this Agreement, the Ancillary Documents to which Merger Sub I and Merger Sub II, respectively, is or will be party and the transactions contemplated hereby and thereby (including the Mergers), and (c) recommended that the sole stockholder of Merger Sub I and the sole member of Merger Sub II, respectively, adopt and approve this Agreement, the Ancillary Documents to which Merger Sub I and Merger Sub II, respectively, is or will be party and the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, the board of directors of Pubco (the “Pubco Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which Pubco is or will be party and the transactions contemplated hereby and thereby (including the Mergers) are fair to, advisable and in the best interests of Pubco and its sole stockholder, (b) approved and declared advisable this Agreement, the Ancillary Documents to which Pubco is or will be party and the transactions contemplated hereby and thereby (including the Mergers), and (c) recommended that the sole stockholder of Pubco adopt and approve this Agreement, the Ancillary Documents to which Pubco is or will be party and the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, CPUH, as the sole stockholder of Merger Sub I and sole member of Merger Sub II, will approve, adopt and declare advisable this Agreement, the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, the Company, as the sole stockholder of Pubco, will approve, adopt and declare advisable this Agreement, the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby (including the Mergers);

WHEREAS, each of the Parties intends that, for U.S. federal income tax purposes, (a) this Agreement constitutes a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder, (b) the Intermediate Merger and Final Merger be considered together as a single integrated transaction and shall together qualify as a “reorganization” within the meaning of Section 368(a) of the Code and applicable Treasury Regulations, to which each of Pubco and Company will be a party within the meaning of Section 368(b) of the Code and applicable Treasury Regulations, and (c) the CPUH Merger shall qualify as a “reorganization” described in Section 368(a)(1)(F) of the Code and applicable Treasury Regulations, to which each of CPUH and Pubco will be a party within the meaning of Section 368(b) of the Code and applicable Treasury Regulations (collectively, the “Intended Tax Treatment”); and

WHEREAS, in connection with the CPUH Merger Closing, CPUH, Pubco and the Exchange Agent will enter into a Warrant Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement ”), in such form as may be agreed among CPUH, Pubco, the Exchange Agent and the Company, to be effective upon the CPUH Merger Closing.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term

“control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affordable Care Act” means the Patient Protection and Affordable Care Act of 2010.

“Aggregate Consideration” means, collectively, the Aggregate Intermediate Merger Closing Merger Consideration and, if any, the Contingency Consideration.

“Aggregate Intermediate Merger Closing Merger Consideration” means a number of shares of Pubco Common Stock equal to (a) 37,812,000 minus (b) (i) 1,500,000 multiplied by (ii) the Net Closing Cash Percentage.

“AICPA” means the American Institute of Certified Public Accountants.

“Ancillary Documents” means the Investor Rights Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Non-Redemption Agreement, the Company Support Agreement, the Revenue Interest Financing Agreement, the Fortress Bridging Agreement, the Warrant Assumption Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (the “FCPA”), (b) the UK Bribery Act 2010 and (c) any other anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering, each as applicable.

“Available Closing Cash” means, as of immediately prior to the Intermediate Merger Closing and after the CPUH Merger Closing, (a) the amount of funds contained in the Trust Account (after reduction for the aggregate amount of payments made or required to be made in connection with the CPUH Stockholder Redemption), plus (b) the amount of funds available pursuant to the PIPE Financing, plus (c) the amount of funds available to the Company as of the Intermediate Merger Closing pursuant to the Revenue Interest Financing Agreement, plus (d) in the event that, pursuant to and as a result of the consummation of the Incremental Financing, the Company raises in excess of $15,000,000 of net proceeds (such excess, the “Incremental Financing Excess Amount”), an amount equal to the lesser of (x) the Incremental Financing Excess Amount and (y) the amount of cash on hand actually held by the Company immediately prior to the Intermediate Merger Closing, plus (e) (x) the amount of funds available to the Intermediate Surviving Corporation as of the Intermediate Merger Closing pursuant to the Fortress Credit Agreement less (y) the amount payable to Runway Growth Finance Corp. in connection with the repayment and termination of the Indebtedness under the Runway Loan Documents (clause (e), the “Fortress Incremental Amount”).

“Business” means the development, manufacture and sale of gastric balloon devices for weight loss, as conducted by the Company and its Subsidiaries as of the date of this Agreement.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“Change of Control Payment” means (a) any success, stay, change of control, retention, severance, transaction bonus or other similar payment to any Person that is payable in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Document, or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing in respect of, any arrangement with a Company Related Party (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Intermediate Merger Closing or in connection with or otherwise related to this Agreement or any Ancillary Document).

“Class A Common Stock” means Class A common stock, $0.0001 par value, of CPUH.

“Class B Common Stock” means Class B common stock, $0.0001 par value, of CPUH.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) the Company, or (ii) 15% or more of the assets or businesses of the Company and its Subsidiaries, taken as a whole (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase, business combination or issuance of Equity Securities, tender offer or otherwise), or (b) 15% or more of any class of Equity Securities of the Company or any of its Subsidiaries. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company and Pubco Fundamental Representations” means the representations and warranties set forth in Sections 3.1(a) (Organization and Qualification); Section 3.2(a), Section 3.2(b), Section 3.2(d), Section 3.2(f) and Section 3.2(g) (Capitalization); Section 3.3 (Authority) and Section 3.18 (Brokers).

“Company Business Intellectual Property” means collectively, the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Certificate of Incorporation” means, the Fifth Amended and Restated Certificate of Incorporation of the Company, dated July 23, 2021, as amended by that certain Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of the Company, dated December 29, 2021.

“Company Common Stock” means common stock, par value $0.0001 per share, of the Company.

“Company Convertible Note” means an outstanding convertible unsecured promissory note issued by the Company pursuant to that certain Convertible Note Purchase Agreement, dated December 22, 2021, by and among the Company and the investors listed on Exhibit A thereto.

“Company D&O Expenses” means any fees, costs and expenses related to directors’ and officers’ liability insurance with respect to the Company D&O Persons, including in respect of the Company D&O Tail Policy.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to CPUH and each Merger Sub by the Company and Pubco on the date of this Agreement.

“Company Equity Plans” means the Company’s Amended and Restated 2020 Stock Option and Grant Plan and 2010 Stock Incentive Plan, in each case, as amended or restated from time to time.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of the Company or any of its Subsidiaries, whether or not due and payable, and not otherwise expressly allocated to a CPUH Party pursuant to the terms of this Agreement or any Ancillary Document, in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees, costs, commissions and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, finders, consultants, or other agents or service providers of the Company, (b) any Change of Control Payment (including the employer portion of any payroll, social security or similar Taxes related thereto) and (c) reimbursement of fees and expenses of (i) RTW pursuant to the terms of the Revenue Interest Financing Agreement and (ii) Fortress pursuant to the terms of the Fortress Bridging Agreement. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any CPUH Expenses, D&O Expenses, HSR Fees, New Equity Incentive Fees, Registration Statement Expenses or Warrantholder Solicitation Expenses.

“Company IT Systems” means any and all computer systems, Software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, used, licensed, or leased by the Company or its Subsidiaries.

“Company Licensed Intellectual Property” means any and all Intellectual Property Rights owned by or licensed to any Person (other than the Company or any of its Subsidiaries) that are licensed or sublicensed (or purported to be licensed or sublicensed) to the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory, clinical or otherwise) of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company or Pubco to consummate the Mergers; provided, however, that in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which the Company and its Subsidiaries operate, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, customers, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.6(b) to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement, or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by the Company and its Subsidiaries, taken as a whole, to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) the occurrence of, but not the unavailability of casualty and/or business interruption insurance proceeds relating to, any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants operating in the same or similar industries or markets in which the Company and its Subsidiaries operate.

“Company Option” means, as of any determination time, each option to purchase shares of Company Common Stock granted to any current or former director, manager, officer, employee or other service provider of the Company or any of its Subsidiaries that is outstanding and unexercised as of immediately prior to the Intermediate Merger Effective Time.

“Company Owned Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock, the Company Series A-1 Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, the Company Series D-1 Preferred Stock, the Company Series D-2 Preferred Stock and the Company Series D-3 Preferred Stock.

“Company Product” means the Allurion Balloon and each other product and service that is being researched, tested, developed, manufactured or commercialized by or on behalf of the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means any and all Registered Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company RSU Awards” means all outstanding restricted stock unit awards denominated in shares of Company Common Stock immediately prior to the Intermediate Merger Effective Time, whether or not vested, granted pursuant to the Company Equity Plans.

“Company Series A Preferred Stock” means preferred stock, par value $0.0001 per share, of the Company designated as “Series A Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series A-1 Preferred Stock” means preferred stock, par value $0.0001 per share, of the Company designated as “Series A-1 Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series B Preferred Stock” means preferred stock, par value $0.0001 per share, of the Company designated as “Series B Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series C Preferred Stock” means preferred stock, par value $0.0001 per share, of the Company designated as “Series C Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series D-1 Preferred Stock” means preferred stock, par value $0.0001 per share, of the Company designated as “Series D-1 Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series D-2 Preferred Stock” means preferred stock, par value $0.0001 per share, of the Company designated as “Series D-2 Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series D-3 Preferred Stock” means preferred stock, par value $0.0001 per share, of the Company designated as “Series D-3 Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Shares” means, collectively, the Company Preferred Stock and the Company Common Stock.

“Company Stockholder Approval” means the approval of this Agreement, the Ancillary Documents to which the Company or Pubco is or will be a party and the transactions contemplated hereby and thereby (including the Mergers), by the holders of at least (i) a majority of the outstanding Company Common Stock and Company Preferred Stock, voting together as a single class, (ii) a majority of the Company Series C Preferred Stock, voting separately, (iii) a majority of the Company Series A Preferred Stock, Company Series A-1 Preferred Stock, Company Series B Preferred Stock, Company Series D-1 Preferred Stock, Company Series D-2 Preferred Stock and Company Series D-3 Preferred Stock, voting together as a single class and (iv) one of Romulus Growth Allurion L.P. or Benon Group Ltd., voting separately.

“Company Stockholders” means, collectively, the holders of Company Common Stock and the Company Preferred Stock as of any determination time prior to the Intermediate Merger Effective Time.

“Company Warrants” means any warrant to purchase Company Shares.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of December 5, 2021, between the Company and CPUH.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contingency Pro Rata Share” means the pro rata portion of the Contingency Consideration allocated to each Eligible Company Equityholder as set forth in the Allocation Schedule pursuant to Section 2.4.

“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means SARS-CoV-2, and any evolutions, mutations and variants thereof or related or associated epidemics, pandemics or disease outbreaks.

“CPUH Acquisition Proposal” means any transaction or series of related transactions under which CPUH or any of its Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s), or (iii) acquires or otherwise purchases at least a majority of the voting securities of such Person(s) or all or substantially all of the assets or businesses of any other Person(s) (in the case of each of clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby (including the PIPE Financing) shall constitute a CPUH Acquisition Proposal.

“CPUH Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Compute Health Acquisition Corp., dated as of February 4, 2021, as amended by that certain Certificate of Amendment of Amended and Restated Certificate of Incorporation of Compute Health Acquisition Corp., dated as of December 5, 2022.

“CPUH Common Stock” means Class A Common Stock and Class B Common Stock.

“CPUH D&O Expenses” means any fees, costs and expenses related to directors’ and officers’ liability insurance with respect to the CPUH D&O Persons, including in respect of the CPUH D&O Tail Policy.

“CPUH Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company and Pubco by CPUH and each Merger Sub on the date of this Agreement.

“CPUH Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of any CPUH Party, whether or not due and payable, and not otherwise expressly allocated to the Company or Pubco pursuant to the terms of this Agreement or any Ancillary Document, in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) deferred underwriting commissions disclosed in any CPUH SEC Reports, (b) the fees, costs, commissions and expenses of outside legal counsel, accountants, advisors, brokers, finders, investment bankers, consultants, the Trustee and transfer or exchange agent, as applicable, or other agents or service providers of any CPUH Party, (c) incurred in connection with the PIPE Financing, including any cash financing fees or third-party advisory expenses in connection therewith and (d) CPUH Extension Expenses (excluding any Sponsor Loans that convert into shares of Pubco Common Stock in accordance with Section 5.11). Notwithstanding the foregoing or anything to the contrary herein, CPUH Expenses shall not include any Company Expenses, Subscription Agreement

Enforcement Expenses, Registration Statement Expenses, D&O Expenses, New Equity Incentive Fees, HSR Fees, Warrantholder Solicitation Expenses or any fees, expenses, commissions or other amounts under any Sponsor Loans.

“CPUH Extension Approval” means the approval of the stockholders of CPUH at a special meeting of stockholders of a proposal to, among other things, amend the CPUH Governing Documents to extend the date by which CPUH has to consummate a business combination from February 9, 2023 to the date set forth in the CPUH Extension Proxy Statement.

“CPUH Extension Expenses” means, as of any determination time, the aggregate amount of fees, expenses, or other amounts incurred by or on behalf of any CPUH Party or Sponsor in connection with the CPUH Extension Proxy Statement or CPUH Extension Approval, including (a) the preparation, filing and distribution of the CPUH Extension Proxy Statement, (b) amounts outstanding under any unsecured promissory notes issued by CPUH to Sponsor, and (c) the fees, costs, commissions and expenses of outside legal counsel, accountants, advisors, brokers, finders, investment bankers, consultants, the Trustee and transfer or exchange agent, as applicable, or other agents or service providers of any CPUH Party.

“CPUH Extension Proxy Statement” means the definitive proxy statement in connection with the CPUH Extension Approval as filed by CPUH with the SEC on November 4, 2022, as may be amended or supplemented.

“CPUH Fundamental Representations” means the representations and warranties set forth in Sections 4.1 (Organization and Qualification); 4.2 (Authority); 4.4 (Brokers); and 4.6(a) and 4.6(b) (Capitalization).

“CPUH Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, results of operations or condition (financial, regulatory or otherwise) of the CPUH Parties, taken as a whole, or (b) the ability of CPUH or either Merger Sub to consummate the Mergers; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a CPUH Material Adverse Effect has occurred or would be reasonably expected to occur: any adverse Effect arising from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes or proposed changes in any applicable Laws or GAAP after the date of this Agreement, (v) any Effect that is generally applicable to the industries or markets in which any CPUH Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any CPUH Party with contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that their purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any CPUH Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), (viii) the occurrence of, but not the unavailability of casualty and/or business interruption insurance proceeds relating to, any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics or pandemics or the worsening of any pandemics (including COVID-19), acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any Effect relating to the Company or its Subsidiaries or the Company Stockholders, (x) any CPUH Stockholder Redemption, in and of itself or (xi) any breach of any covenants, agreements or obligations of an Investor under a Subscription Agreement (including any breach of an Investor’s obligations to fund its commitment thereunder when required) or the Non-Redemption Agreement; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a CPUH Material Adverse Effect has occurred or would be reasonably expected to occur to the extent, and solely to the extent, such Effect has a disproportionate adverse effect on the CPUH Parties, taken as a whole, relative to other “SPACs” operating in the same or similar industries in which the CPUH Parties operate.

“CPUH Parties” means, collectively, CPUH and the Merger Subs.

“CPUH Private Warrant” means the CPUH Warrants held by the Sponsor.

“CPUH Redemption Shares” means all shares of Class A Common Stock for which a CPUH Stockholder Redemption has been exercised in connection with the transactions contemplated hereby.

“CPUH Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of shares of CPUH Common Stock entitled to vote thereon, whether in person or by proxy at the CPUH Stockholders Meeting (or any adjournment or postponement thereof), including the affirmative vote of the holders of a majority of the issued and outstanding Class A Common Stock, voting separately as a single class, in accordance with the Governing Documents of CPUH and applicable Law.

“CPUH Stockholder Redemption” means the right of the holders of Class A Common Stock to redeem all or a portion of their Class A Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in the CPUH Certificate of Incorporation.

“CPUH Unit” means the units issued in CPUH’s initial public offering consisting of one share of Class A Common Stock and one-quarter of a CPUH Warrant.

“CPUH Public Warrants” means the Public Warrants as defined in the Warrant Agreement.

“CPUH Warrants” means each warrant to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement.

“D&O Expenses” means Company D&O Expenses and CPUH D&O Expenses.

“Effect” means any state of facts, event, change, effect, occurrence, circumstance or development.

“Eligible Company Equityholder” means a holder of one or more shares of Company Common Stock, Company Preferred Stock, Company RSU Awards, Assumed Warrants or Vested Company Options, in each case, immediately prior to the Intermediate Merger Effective Time.

“Employee Benefit Plan” means each (A) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), (B) each stock option plan, stock purchase plan, bonus or incentive plan, program, agreement or arrangement (whether equity-based or otherwise), severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, compensation plan, program, agreement or arrangement, change in control plan, program or arrangement, supplemental income arrangement, vacation plan, fringe benefit, and each other employee benefit plan, program, policy, agreement and arrangement not described in (A) above, and (C) each plan or arrangement providing compensation to employee and non-employee directors of the Company or any of its Subsidiaries, in each case of clauses (A), (B) and (C), that the Company or any of its Subsidiaries maintain, sponsor or contribute to or has any obligation to contribute to, or under or with respect to which the Company or any of its Subsidiaries has or may have any present or future Liability (including as an ERISA Affiliate), whether written or unwritten and whether funded or unfunded.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, unit, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is, or at any applicable time was, or would reasonably be expected to be deemed, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company or any of its Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expense Allocation Schedule” means Schedule I attached hereto.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“Federal Securities Laws” means U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Fraud” means actual, knowing (with scienter) and intentional common law fraud in the making of any representation or warranty set forth in this Agreement, as construed under the Laws of the State of Delaware. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence or recklessness.

“Fully Diluted Company Capitalization” means, without duplication, the sum of (a) the aggregate number of shares of Company Common Stock issued and outstanding as of immediately prior to the Intermediate Merger Effective Time, determined on an as-converted basis in accordance with the Company’s Governing Documents (including, for the avoidance of doubt, the number of shares of Company Common Stock (i) issuable upon conversion of the shares of Company Preferred Stock issued and outstanding (or issuable upon conversion of any shares of Company Preferred Stock issuable upon exercise of any Company Warrant) as of immediately prior to the Intermediate Merger Effective Time, based on the then applicable conversion ratio in accordance with the Company’s Governing Documents, (ii) resulting from the Convertible Notes Conversion and (iii) issued in connection with the Incremental Financing (or issuable upon conversion, immediately prior to the Intermediate Merger Effective Time, of any Incremental Convertible Equity Securities)), (b) the aggregate number of shares of Company Common Stock subject to Company RSU Awards and Company Options (including both Vested Company Options and Unvested Company Options, and including both Vested Company RSU Awards and Unvested Company RSU Awards) (to the extent not included in clause (a)) as of immediately prior to the Intermediate Merger Effective Time and (c) the aggregate number of shares of Company Common Stock issuable upon exercise of any Company Warrants as of immediately prior to the Intermediate Merger Effective Time (to the extent not included in clause (a)).

“GAAP” means United States generally accepted accounting principles.

“Good Laboratory Practices” mean the then current standards for conducting nonclinical laboratory studies, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, including applicable requirements contained in 21 C.F.R. Part 58, and such applicable standards of good laboratory practices as are required by Governmental Entities in any other countries in which the Company Products are intended to be sold.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or other organizational documents of such Person. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal, supranational or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“FCPA” has the meaning set forth in the definition of Anti-Corruption Laws.

“Fortress Incremental Amount” has the meaning set forth in the definition of Available Closing Cash.

“Healthcare Laws” means all Laws relating to patient care or human health and safety, including, as amended from time to time, any such Law pertaining to the research (including preclinical, nonclinical and clinical research or studies), development, testing, manufacture, storing, distribution, approval, labeling, marketing, pricing, third-party reimbursement or sale of medical devices, including (i) the FDCA, and (ii) all Laws relating to any federal health care program (as such term is defined in 42 U.S.C. § 1320a-7b(f)), including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), Sections 1320a-7, 1320a-7a, and 1320a-7b of Title 42 of the United States Code and any comparable self-referral or fraud and abuse laws promulgated by any Governmental Entity, the 21st Century Cures Act (Pub. L. 114-255), and any state or federal Law the purpose of which is to protect the privacy of individually-identifiable patient information, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, TRICARE (10 U.S.C. Section 1071 et seq.), the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h) and similar state or foreign Laws related to the reporting of manufacturer payments or transfers of value to health care professionals, in each case including the associated rules and regulations promulgated thereunder and all of their foreign equivalents, and any other requirements of Law relating to the Business.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Incentive Stock Option” means a Company Option intended to be an “incentive stock option” (as defined in Section 422 of the Code).

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Intellectual Property Rights” means any and all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates or extensions of any of the foregoing (collectively, “Patents”), (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, social media accounts or identifiers, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”), (c) copyrights and rights in works of authorship, design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”), (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions, processes and formulae, whether patentable or not, (e) rights in or to Software or other technology, (f) rights in databases and compilations, including rights in data and collections of data, whether machine readable or otherwise and (g) any subject matter of any of the foregoing, tangible embodiments of any of the foregoing and any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intermediate Merger Exchange Ratio” means (a) the Aggregate Intermediate Merger Closing Merger Consideration, divided by (b) the Fully Diluted Company Capitalization.

“Key Employee” means any individual employed by, or otherwise providing services to, the Company or any of its Subsidiaries with the title of “vice president” or above, or who directly reports to, or is, the Chief Executive Officer (or similar role).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, ordinance, treaty, rule, code, regulation, order or other binding directive issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Liability” or “liability” means any and all debts and liabilities, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, covenant not to sue granted to a third party, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Merger Consideration Per Fully Diluted Share” means (a) with respect to each share of Company Common Stock issued and outstanding as of immediately prior to the Intermediate Merger Effective Time, a number of shares of Pubco Common Stock equal to the Intermediate Merger Exchange Ratio, and (b) with respect to each share of Company Preferred Stock issued and outstanding as of immediately prior to the Intermediate Merger Effective Time, a number of shares of Pubco Common Stock equal to (i) the aggregate number of shares of Company Common Stock that would be issued upon conversion of such issued and outstanding share of Company Preferred Stock into Company Common Stock based on the applicable conversion ratio immediately prior to the Intermediate Merger Effective Time, in accordance with the Company’s Governing Documents, as set forth in the Allocation Schedule, multiplied by (ii) the Intermediate Merger Exchange Ratio.

“Net Closing Cash” means (a) the Available Closing Cash minus (b) the Unpaid Expenses.

“Net Closing Cash Percentage” means the percentage obtained by the following calculation: (a) $100,000,000, minus Net Closing Cash, divided by (b) $30,000,000; provided, that (i) if Net Closing Cash equal or exceeds $100,000,000, then the Net Closing Cash Percentage shall be deemed to be zero and (ii) the Net Closing Cash Percentage shall not exceed one hundred percent (100%).

“New Equity Incentive Fees” means the New Equity Incentive Plan Fees and the New ESPP Fees.

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to the Company or any of its Subsidiaries on a non-exclusive basis under standard terms and conditions.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Pandemic Measures” means any “shelter-in-place,” “stay at home,” workforce reduction, furlough, employee leave, social distancing, shut down, closure, sequester, business or workplace reopening, restrictions or requirements pursuant to any Law, order, or directive of or by any Governmental Entity in connection with or in respect of COVID-19 or any other pandemic, epidemic, public health emergency or virus or disease outbreak.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, Consents, authorizations, clearances, licenses, registrations, permits or certificates of or issued by a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with the Company’s or its Subsidiaries’ use or occupancy of such real property for the operation of the Business, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property for the operation of the Business and do not prohibit or materially interfere with the Company’s or its Subsidiaries’ use or occupancy of such real property for the operation of the Business, (e) in the case of the Leased Real Property, any Lien granted by any lessor, developer or third-party on any fee interest underlying the Leased Real Property with respect to which the Company or any Subsidiary had no approval right, (f) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (g) non-exclusive grants by the Company or its Subsidiaries of Intellectual Property Rights in the ordinary course of business consistent with past practice and that are not material to the Company or any of its Subsidiaries and (h) other Liens that do not materially and adversely affect the value, use, enforceability or operation of the asset subject thereto or, in the aggregate, materially impair the conduct of the Business.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data in the Company’s possession, custody, or control, that identifies, or that could reasonably be used to identify, individually or in combination with any other data, any natural person or device or household or that is subject to regulation by Privacy Laws.

“Pre-Closing CPUH Stockholders” means the holders of CPUH Common Stock at any time prior to the CPUH Merger Effective Time.

“Privacy Laws” means all applicable Laws that govern the Processing of Personal Data or governing data privacy or data or security breach notification.

“Proceeding” means any claim, lawsuit, litigation, action, audit, inspection, complaint, proceeding, suit, arbitration or mediation (in each case, whether civil, criminal or administrative and whether public or private) pending by or before any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding Personal Data (whether electronically or in any other form or medium).

“Pubco Common Stock” means common stock, $0.0001 par value, of Pubco.

“Pubco Stockholder Approval” means the approval of this Agreement, the Ancillary Documents to which Pubco is or will be a party and the transactions contemplated hereby and thereby (including the Mergers), by the Company, as the sole stockholder of Pubco.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, as amended from time to time and pursuant to which the Company or, if applicable, any of its Subsidiaries, leases, sub-leases or licenses any real property.

“Redemption Rights” means the redemption rights provided for in Sections 9.2 and 9.7 of the CPUH Certificate of Incorporation.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Regulatory Permits” means all Permits granted by the FDA or any comparable Governmental Entity to the Company or any of its Subsidiaries, including investigational device exemptions, institutional review board approvals, marketing authorizations, clinical trial authorizations and ethical reviews, or their national or foreign equivalents.

“Related Party Termination Approval” means any and all notices, approvals or consents required in connection with the termination or settlement of the Related Party Contracts and accounts set forth on Section 5.2(a) of the Company Disclosure Schedules without any further obligations or liabilities to the Company or any of its Affiliates (including, from and after the Intermediate Merger Effective Time, the Surviving Corporation).

“Representatives” means, with respect to a Person, such Person’s directors, officers and employees, and legal, financial, internal and independent accounting and other advisors and representatives.

“Required Governing Document Proposals” means the approval of the Pubco Governing Documents, in each case in the forms mutually agreed upon by CPUH and the Company, and each corporate governance provision included in the Pubco Governing Documents that is not currently included in the Governing Documents of CPUH, effected thereby that is required to be separately approved, including any separate or unbundled advisory proposals as are required to implement the foregoing.

“Requisite CPUH Warrantholder Approval” means the vote or written consent of the registered holders of at least fifty percent (50%) of the then outstanding CPUH Public Warrants to amend the CPUH Public Warrants to permit the conversion or exchange of CPUH Public Warrants for Pubco Common Stock at the CPUH Merger Effective Time at an exchange ratio mutually agreed upon by CPUH, Pubco and the Company.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Entity List, Denied Persons List, Unverified List or Military End User List, or the U.S. Department of State’s Debarred List.

“Runway Loan Documents” means the “Loan Documents” as defined in that certain Amended and Restated Loan and Security Agreement, dated as of December 30, 2021, as amended on June 9, 2022 and September 15, 2022, among Allurion Technologies, Inc., the other borrowers party thereto from time to time, the lenders party thereto from time to time and Runway Growth Finance Corp, as administrative agent and collateral agent for the lenders party thereto.

“Sanctioned Jurisdiction” means a country or territory that is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, the so-called Luhansk People’s Republic, and the so-called Donetsk People’s Republic regions of Ukraine, and the non-government controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” means any Person subject to Sanctions, including as a result of being (a) listed in any Sanctions-related prohibited or restricted party list of sanctioned Persons, including those maintained by the United States (including the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), the United Kingdom, or the European Union; (b) located, organized, or resident in a Sanctioned Jurisdiction; or (c) directly or indirectly owned fifty percent (50%) or more or controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) and/or (b).

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic or financial sanctions and trade embargoes (“Sanctions”), including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, and the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the CPUH Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and, to the extent embodied in any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (c) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Specified Company Support Stockholder” means any Person that signs the Company Support Agreement after the execution of this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” means any federal, state, local or non-U.S. income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other similar charges imposed by a Governmental Entity in the nature of a tax, together with any interest, deficiencies, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations or claims for refund, together with any schedules thereto or amendments thereof, relating to Taxes filed or required to be filed with any Governmental Entity.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of the relevant determination date.

“Unpaid CPUH Expenses” means the CPUH Expenses that are unpaid as of the relevant determination date.

“Unpaid Expenses” means the Unpaid CPUH Expenses and Unpaid Company Expenses, in each case, as of immediately prior to the Intermediate Merger Closing.

“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Intermediate Merger Effective Time that is not a Vested Company Option.

“Unvested Company RSU Award” means each Company RSU Award outstanding as of immediately prior to the Intermediate Merger Effective Time that is not a Vested Company RSU Award.

“Vested Company Option” means each Company Option outstanding as of immediately prior to the Intermediate Merger Effective Time that is vested as of such time or will be vested as of the Intermediate Merger Effective Time in connection with the consummation of the transactions contemplated hereby.

“Vested Company RSU Award” means each Company RSU Award outstanding as of immediately prior to the Intermediate Merger Effective Time that is vested as of such time or will be vested as of the Intermediate Merger Effective Time in connection with the consummation of the transactions contemplated hereby.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Warrant Agreement” means the Warrant Agreement, dated as of February 4, 2021, by and between CPUH and Continental Stock Transfer & Trust Company, as warrant agent.

“Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case, that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Section 1.2 Certain Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Company Financial Statements	Section 5.7
Additional Share Conversion	Recitals
Aggregate CPUH Merger Consideration	Section 2.1(a)(xi)
Agreement	Preamble
Allocation Schedule	Section 2.4
Assumed Warrant	Section 2.6(a)
Audited Company Financial Statements	Section 3.5(a)
CARES Act	Section 3.17(o)
Certificates	Section 2.1(a)(xv)
Certificates of Merger	Section 2.1(a)(vi)
Change of Control	Section 2.2(c)
Chardan	Recitals
Chardan Commitment Letter	Recitals
Chardan Equity Line	Recitals
Closing Date	Section 2.3
Closing Filing	Section 5.4(b)
Closing Press Release	Section 5.4(b)
Closings	Section 2.3
Company	Preamble
Company Board	Recitals
Company Certificates	Section 2.1(a)(xv)
Company D&O Persons	Section 5.16(a)
Company D&O Tail Policy	Section 5.16(c)
Company Dissenting Shares	Section 2.9(a)
Company Financial Statements	Section 3.5(a)
Company Maximum Amount	Section 5.16(c)
Company Related Party	Section 3.20
Company Related Party Transactions	Section 3.20
Company Stockholder Written Consent	Section 5.14

Company Stockholder Written Consent Deadline	Section 5.14
Company Support Agreement	Recitals
Contingency Consideration	Section 2.2(a)(ii)
Contingency Consideration Tax Treatment	Section 2.2(f)
Contingency Shares	Section 2.2(a)
Convertible Notes Conversion	Section 2.6(b)
CPUH	Preamble
CPUH Board	Recitals
CPUH Certificate of Merger	Section 2.1(a)(iv)
CPUH Certificates	Section 2.1(a)(xi)
CPUH D&O Persons	Section 5.15(a)
CPUH D&O Tail Policy	Section 5.15(c)
CPUH Dissenting Shares	Section 2.9(b)
CPUH Financial Statements	Section 4.13(d)
CPUH Maximum Amount	Section 5.15(c)
CPUH Merger	Recitals
CPUH Merger Closing	Section 2.3
CPUH Merger Effective Time	Section 2.1(a)(iv)
CPUH Related Party	Section 4.9
CPUH Related Party Transactions	Section 4.9
CPUH SEC Reports	Section 4.7
CPUH Stockholders Meeting	Section 5.8
Creator	Section 3.14(e)
DGCL	Recitals
DLLCA	Section 2.1(a)(iii)
Earnout Period	Section 2.2(a)(i)
Enforceability Exceptions	Section 3.3(a)
Exchange Agent	Section 2.7(a)
Exchange Agent Agreement	Section 2.7(a)
Exchange Fund	Section 2.7(c)
Extinguishable Sponsor Loan Excess	Section 5.11
FCPA	Section 1.1
FDCA	Section 3.24(c)
Fees and Expenses	Section 8.6
Final Merger	Recitals
Final Merger Certificate of Merger	Section 2.1(a)(vi)
Final Merger Closing	Section 2.3
Final Merger Effective Time	Section 2.1(a)(vi)
First Level Contingency Consideration	Section 2.2(a)(i)
First Share Target	Section 2.2(a)(i)
Fortress	Recitals
Fortress Bridging Agreement	Recitals
Fortress Credit Agreement	Recitals
Fortress Financing	Recitals
Goodwin Procter	Section 8.19(a)
Goodwin Procter Privileged Communications	Section 8.19(a)
Goodwin Procter Waiving Parties	Section 8.19(a)
Goodwin Procter WP Group	Section 8.19(a)
Government Contracts	Section 3.25
Government Funded IP	Section 3.14(l)
HSR Fee	Section 5.2(a)
Incremental Convertible Equity Securities	Section 5.26

Incremental Financing	Section 5.26
Incremental Financing Excess Amount	Section 1.1
Incremental Financing Outside Date	Section 5.26
Independent Director	Section 5.17(a)
Initial Company Support Stockholders	Recitals
Intended Tax Treatment	Recitals
Interim Period	Section 5.1(a)
Intermediate Certificate of Merger	Section 2.1(a)(v)
Intermediate Merger	Recitals
Intermediate Merger Closing	Section 2.3
Intermediate Merger Effective Time	Section 2.1(a)(v)
Intermediate Surviving Corporation	Recitals
Investor Rights Agreement	Recitals
Investors	Recitals
IPO	Section 8.18
Leased Real Property	Section 3.19(b)
Letter of Transmittal	Section 2.7(b)
Licensed Patents	Section 3.14(a)
Material Contracts	Section 3.8(a)
Material Permits	Section 3.7
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
Net Closing Cash Condition	Section 6.1(h)
New Equity Incentive Plan	Section 5.7
New Equity Incentive Plan Fees	Section 5.7
New ESPP	Section 5.22
New ESPP Fees	Section 5.22
Non-Redemption Agreement	Recitals
Officers	Section 5.17(b)
Parties	Preamble
Party	Preamble
Permitted Transfer	Section 2.2(e)
PIPE Financing	Recitals
Privacy and Data Security Policies	Section 3.21(a)
Privacy Requirements	Section 3.21(a)
Prospectus	Section 8.18
Proxy Statement/Prospectus	Section 5.7
Pubco	Preamble
Pubco Board	Recitals
Pubco Governing Documents	Section 5.19(a)
Pubco Stockholder Written Consent	Section 5.9(b)
Pubco Warrant	Section 2.1(a)(xii)
Registration Statement	Section 5.7
Registration Statement Expenses	Section 5.7
Registration Statement/Proxy Statement	Section 5.7
Related Party Contract	Section 3.20
Required Transaction Proposals	Section 5.8
Resale Registration Statement	Section 5.7
Revenue Interest Financing Agreement	Recitals
Rollover Option	Section 2.5(a)

Rollover RSU	Section 2.5(b)
RTW	Recitals
Second Level Contingency Consideration	Section 2.2(a)(ii)
Second Share Target	Section 2.2(a)(ii)
Share Targets	Section 2.2(a)(ii)
Signing Filing	Section 5.4(b)
Signing Press Release	Section 5.4(b)
Skadden	Section 8.19(b)
Skadden Privileged Communications	Section 8.19(b)
Skadden Waiving Parties	Section 8.19(b)
Skadden WP Group	Section 8.19(b)
Sponsor	Recitals
Sponsor Loan Equity Conversion Cap	Section5.11
Sponsor Loan Excess	Section5.11
Sponsor Loans	Section5.11
Sponsor Recapitalization	Recitals
Sponsor Support Agreement	Recitals
Subscription Agreement Enforcement	Section5.18
Subscription Agreement Enforcement Expenses	Section5.18
Subscription Agreements	Recitals
Subsidiary Securities	Section 3.4(b)
Surviving Corporation	Recitals
Surviving Subsidiary Company	Recitals
Termination Date	Section 7.1(d)
Transaction Litigation	Section5.21
Trust Account	Section8.18
Trust Account Released Claims	Section8.18
Trust Agreement	Section 4.8
Trustee	Section 4.8
Unaudited Company Financial Statements	Section 3.5(a)
VWAP	Section 2.2(a)(i)
Warrant Assumption Agreement	Recitals
Warrantholder Solicitation Expenses	Section5.25

ARTICLE 2

THE MERGERS

Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur as set forth in Section 2.1(a):

(a) Mergers.

(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date and at the CPUH Merger Effective Time, CPUH shall merge with and into Pubco in the CPUH Merger. Following the CPUH Merger Effective Time, the separate existence of CPUH shall cease and Pubco shall continue as the Surviving Corporation.

(ii) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date and at the Intermediate Merger Effective Time, Merger Sub I shall merge with and into the Company in the Intermediate Merger. Following the Intermediate Merger Effective Time, the separate existence of Merger Sub I shall cease and the Company shall continue as the Intermediate Surviving Corporation (and a wholly-owned Subsidiary of the Surviving Corporation).

(iii) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), on the Closing Date and at the Final Merger Effective Time, the Intermediate Surviving Corporation shall merge with and into Merger Sub II in the Final Merger. Following the Final Merger Effective Time, the separate existence of the Intermediate Surviving Corporation shall cease and Merger Sub II shall continue as the Surviving Subsidiary Company (and a wholly-owned Subsidiary of the Surviving Corporation).

(iv) At the CPUH Merger Closing and immediately following the Sponsor Recapitalization and the Additional Share Conversion, the Parties shall cause the CPUH Merger to be consummated by causing a certificate of merger with respect to the CPUH Merger, in a form reasonably satisfactory to and previously approved by the Company and CPUH (the “CPUH Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL, and shall make all other filings and recordings required under the DGCL (the date and time the CPUH Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or such later date or time as may be agreed by CPUH and the Company in writing and specified in the CPUH Certificate of Merger, the “CPUH Merger Effective Time”).

(v) At the Intermediate Merger Closing and at least three (3) hours following the CPUH Merger Effective Time, the Parties shall cause the Intermediate Merger to be consummated by causing a certificate of merger with respect to the Intermediate Merger, in a form reasonably satisfactory to and previously approved by the Company and CPUH (the “Intermediate Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL, and shall make all other filings and recordings required under the DGCL (the date and time the Intermediate Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or such later date or time as may be agreed by CPUH and the Company in writing and specified in the Intermediate Certificate of Merger, the “Intermediate Merger Effective Time”).

(vi) At the Final Merger Closing, immediately following the Intermediate Merger Effective Time, the Parties shall cause the Final Merger to be consummated by causing a certificate of merger with respect to the Final Merger, in a form reasonably satisfactory to and previously approved by the Company and CPUH (the “Final Merger Certificate of Merger” and, collectively with the CPUH Certificate of Merger and the Intermediate Certificate of Merger, the “Certificates of Merger”), to be executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA, and shall make all other filings and recordings required under the DGCL and the DLLCA (the date and time the Final Merger Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware, or such later date or time as may be agreed by CPUH and the Company in writing and specified in the Final Merger Certificate of Merger, the “Final Merger Effective Time”).

(vii) At the Intermediate Merger Effective Time, the Governing Documents of Merger Sub I as in effect immediately prior to the Intermediate Merger Effective Time shall be the Governing Documents of the Intermediate Surviving Corporation, in each case, until thereafter changed or amended as provided therein or by applicable Law. At the Final Merger Effective Time, the Governing Documents of Merger Sub II as in effect immediately prior to the Final Merger Effective Time shall be the Governing Documents of the Surviving Subsidiary Company, in each case, until thereafter changed or amended as provided therein or by applicable Law (except that all references therein to Merger Sub II shall be changed to refer to “Allurion Technologies, LLC”).

(viii) From and after the Intermediate Merger Effective Time, the directors and officers of the Company immediately prior to the Intermediate Merger Effective Time shall be the initial directors and officers of the Intermediate Surviving Corporation, each to hold office in accordance with the Governing Documents of the Intermediate Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of such Person’s death, resignation or removal in accordance with the Governing Documents of the Intermediate Surviving Corporation. From and after the Final Merger Effective Time, the Persons identified as the initial managers and officers of the Surviving

Subsidiary Company as set forth on Section 2.1(a)(viii) of the Company Disclosure Schedule, shall be the managers and officers (and in the case of such officers, holding such positions as set forth across such Person’s name on Section 2.1(a)(viii) of the Company Disclosure Schedule) of the Surviving Subsidiary Company, each to hold office in accordance with the Governing Documents of the Surviving Subsidiary Company until their respective successors shall have been duly elected or appointed and qualified, or until the earlier of such Person’s death, resignation or removal in accordance with the Governing Documents of the Surviving Subsidiary Company.

(ix) From and after the CPUH Merger Effective Time, the Persons identified as the initial directors and officers of the Surviving Corporation after the CPUH Merger Effective Time, in accordance with the provisions of Section 5.17, shall be the directors and officers (and in the case of such officers, holding such positions as set forth across such Person’s name on Section 5.17(d) of the Company Disclosure Schedules), respectively, of the Surviving Corporation, each to hold office in accordance with the Governing Documents of the Surviving Corporation until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of such Person’s death, resignation or removal.

(x) Immediately prior to the CPUH Merger Effective Time, by virtue of the CPUH Merger and without any action on the part of any Party or any other Person, each CPUH Unit outstanding immediately prior to the CPUH Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one share of Class A Common Stock and one-quarter of a CPUH Warrant in accordance with the terms of the applicable CPUH Unit, which such underlying shares of Class A Common Stock and CPUH Warrants shall be adjusted in accordance with the applicable terms of Section 2.1(a)(xi) and Section 2.1(a)(xii), respectively.

(xi) Immediately following the separation of each CPUH Unit in accordance with Section 2.1(a)(x) and at the CPUH Merger Effective Time, by virtue of the CPUH Merger and without any action on the part of any Party or any other Person, each share of Class A Common Stock issued and outstanding immediately prior to the CPUH Merger Effective Time (other than the CPUH Dissenting Shares, the CPUH Redemption Shares and the shares of CPUH Common Stock to be cancelled and extinguished in accordance with Section 2.1(a)(xiii) below) shall automatically be cancelled and extinguished and be converted into the right to receive 1.420455 shares of Pubco Common Stock (collectively, the “Aggregate CPUH Merger Consideration”). At the CPUH Merger Effective Time, by virtue of the CPUH Merger and without any action on the part of any holder thereof, each share of capital stock of Pubco issued and outstanding immediately prior to the CPUH Merger Effective Time shall be redeemed by Pubco for par value. From and after the CPUH Merger Effective Time, the holder(s) of certificates (the “CPUH Certificates”), if any, evidencing ownership of shares of CPUH Common Stock and the shares of CPUH Common Stock held in book-entry form issued and outstanding immediately prior to the CPUH Merger Effective Time shall each cease to have any rights with respect to such shares of CPUH Common Stock except as otherwise expressly provided for herein or under applicable Law. Notwithstanding the foregoing or anything to the contrary herein, the aggregate number of shares of Pubco Common Stock that each holder of CPUH Common Stock will have a right to receive pursuant to this Section 2.1(a)(xi) will be rounded down to the nearest whole share.

(xii) Immediately following the separation of each CPUH Unit in accordance with Section 2.1(a)(x) and at the CPUH Merger Effective Time, by virtue of the CPUH Merger and without any action on the part of any Party or any other Person, each CPUH Public Warrant outstanding immediately prior to the CPUH Merger Effective Time shall cease to be a warrant with respect to CPUH Common Stock and shall be assumed by the Surviving Corporation pursuant to the Warrant Assumption Agreement (each, a “Pubco Warrant”) on substantially the same terms as were in effect immediately prior to the CPUH Merger Effective Time under the terms of the Warrant Agreement (including any repurchase rights and cashless exercise provisions). CPUH, Pubco and the Surviving Corporation shall take all lawful action to effect the aforesaid provisions of this Section 2.1(a)(xii), including seeking the Requisite CPUH Warrantholder Approval and entering into the Warrant Assumption Agreement.

(xiii) At the CPUH Merger Effective Time, by virtue of the CPUH Merger and without any action on the part of any Party or any other Person, each share of CPUH Common Stock held immediately prior to the CPUH Merger Effective Time by CPUH as treasury stock or held by any Subsidiary of CPUH shall be canceled and extinguished, and no consideration shall be paid with respect thereto.

(xiv) At the Intermediate Merger Effective Time, by virtue of the Intermediate Merger and without any action on the part of any Party or any other Person (including the Company or Merger Sub I), each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Intermediate Merger Effective Time shall be converted into one share of common stock, par value $0.0001, of the Intermediate Surviving Corporation.

(xv) At the Intermediate Merger Effective Time, by virtue of the Intermediate Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Company Shares cancelled in accordance with clause (xvi) and any Company Dissenting Shares) issued and outstanding as of immediately prior to the Intermediate Merger Effective Time (including Company Shares issued in the Convertible Notes Conversion) shall be canceled and extinguished and be converted into the right to receive a number of shares of Pubco Common Stock equal to the Merger Consideration Per Fully Diluted Share. From and after the Intermediate Merger Effective Time, the holder(s) of certificates (the “Company Certificates” and, together with the CPUH Certificates, the “Certificates”), if any, evidencing ownership of Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Intermediate Merger Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(xvi) At the Intermediate Merger Effective Time, by virtue of the Intermediate Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Intermediate Merger Effective Time by the Company as treasury stock or held by any Subsidiary of the Company shall be canceled and extinguished, and no consideration shall be paid with respect thereto, and the shares described in this clause (xvi) shall not constitute “Company Shares” hereunder.

(xvii) At the Final Merger Effective Time, by virtue of the Final Merger and without any action on the part of any Party or any other Person (including the Surviving Corporation, the Intermediate Surviving Corporation or Merger Sub II), (A) each share of common stock, par value $0.0001 per share, of the Intermediate Surviving Corporation issued and outstanding immediately prior to the Final Merger Effective Time shall be cancelled and shall cease to exist and (B) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Final Merger Effective Time shall remain outstanding as a limited liability company interest of the Surviving Subsidiary Company.

(xviii) At the Final Merger Effective Time, by virtue of the Final Merger and without any action on the part of any Party or any other Person, each share of common stock, par value $0.0001 per share, of the Intermediate Surviving Corporation held immediately prior to the Final Merger Effective Time by the Intermediate Surviving Corporation as treasury stock or held by any Subsidiary of the Intermediate Surviving Corporation shall be canceled and extinguished, and no consideration shall be paid with respect thereto.

(xix) Notwithstanding clause (xi) above or any other provision of this Agreement to the contrary, if there are any CPUH Redemption Shares, such CPUH Redemption Shares shall not be exchanged pursuant to clause (xi) above but shall immediately prior to the CPUH Merger Effective Time be canceled and shall cease to exist and shall thereafter be redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the CPUH Organizational Documents, the Trust Agreement and the Registration Statement/Proxy Statement.

(b) The Amended and Restated Certificate of Incorporation of the Surviving Corporation and the Amended and Restated Bylaws of the Surviving Corporation, in the forms mutually agreed upon by CPUH, Pubco and the Company, shall be the certificate of incorporation and bylaws of the Surviving Corporation from and after the CPUH Merger Effective Time, until thereafter amended as provided therein and under the DGCL.

(c) The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and DLLCA, as applicable.

Section 2.2 Contingency Consideration.

(a) Following the Closings, subject to the terms and conditions set forth herein, in addition to the consideration to be received pursuant to Section 2.1(a)(xv), 2.5 and 2.6 and as part of the overall Aggregate Consideration, each Eligible Company Equityholder (in accordance with his, her or its Contingency Pro Rata Shares) shall be issued additional shares of Pubco Common Stock (the “Contingency Shares”), as follows:

(i) 4,500,000 Contingency Shares, in the aggregate, if, from the period beginning on the date on which the Surviving Corporation’s registration statement on Form S-1 with respect to the resale of any Pubco Common Stock issued pursuant to the PIPE Financing is declared effective by the SEC until the date which is five (5) calendar years after the Closing Date (such period, the “Earnout Period”), the volume weighted average price of shares of Pubco Common Stock on NYSE, or any other national securities exchange on which the shares of Pubco Common Stock are then traded (“VWAP”), is greater than or equal to fifteen dollars ($15.00) over any twenty (20) trading days within any consecutive thirty (30) trading day period (the “First Share Target”) (such Contingency Shares, the “First Level Contingency Consideration”);

(ii) an additional 4,500,000 Contingency Shares, in the aggregate, if, during the Earnout Period, the VWAP is greater than or equal to twenty dollars ($20.00) over any twenty (20) trading days within any consecutive thirty (30) trading day period (the “Second Share Target” and collectively with the First Share Target, the “Share Targets”) (such Contingency Shares, the “Second Level Contingency Consideration” and, collectively with the First Level Contingency Consideration, the “Contingency Consideration”).

For the avoidance of doubt, each of the First Level Contingency Consideration and the Second Level Contingency Consideration is issuable only once in accordance with the terms of this Section 2.2(a), and the maximum amount of Contingency Consideration is 9,000,000 Contingency Shares, in the aggregate.

(b) If either of the Share Targets shall have been achieved, then within ten (10) Business Days following the achievement of the applicable Share Target (which may be achieved at the same time or over the same or overlapping trading days), the Surviving Corporation shall issue the applicable Contingency Consideration to each Eligible Company Equityholder as specified on the Allocation Schedule. For the avoidance of doubt, in the event that neither of the Share Targets shall have been achieved, no Eligible Company Equityholder shall be entitled to any Contingency Consideration.

(c) Following the Closings, if a Change of Control of the Surviving Corporation shall occur during the Earnout Period, then any Contingency Consideration that remains unissued as of immediately prior to the consummation of such Change of Control shall immediately become payable and the Eligible Company Equityholders shall be entitled to receive such Contingency Consideration prior to the consummation of such Change of Control. Any Contingency Consideration shall be payable to the Eligible Company Equityholders as specified on the Allocation Schedule. For the purposes of this Agreement, a “Change of Control” shall have been deemed to occur with respect to the Surviving Corporation upon:

(i) the sale, lease, license, distribution, dividend or transfer, in a single transaction or a series of related transactions, of more than fifty percent (50%) of the assets of the Surviving Corporation and its Subsidiaries taken as a whole; or

(ii) a merger, consolidation or other business combination of the Surviving Corporation (or any Subsidiary or Subsidiaries that alone or together represent more than fifty percent (50%) of the consolidated business of the Surviving Corporation at that time) or any successor or other entity holding, directly or indirectly, fifty percent (50%) or more of all the assets of the Surviving Corporation and its Subsidiaries that results in the stockholders of the Surviving Corporation (or such Subsidiary or Subsidiaries) or any successor or other entity holding, directly or indirectly, fifty percent (50%) or more of the assets of the Surviving Corporation and its Subsidiaries or the surviving entity thereof, as applicable, immediately before the consummation of such transaction or series of related transactions holding, directly or indirectly, less than fifty percent (50%) of the voting power of the Surviving Corporation (or such Subsidiary or Subsidiaries) or any successor, other entity or surviving entity thereof, as applicable, immediately following the consummation of such transaction or series of related transactions.

(d) The Contingency Consideration and the Share Targets shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Pubco Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Pubco Common Stock, occurring on or after the date hereof and prior to the time any such Contingency Consideration is delivered to the Eligible Company Equityholders, if any.

(e) The right of the Eligible Company Equityholders to receive the Contingency Consideration (i) is solely a contractual right and will not be evidenced by a certificate and does not constitute a security or other instrument, (ii) may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than upon written notice to the Surviving Corporation pursuant to a Permitted Transfer, and (iii) does not give the Eligible Company Equityholders any right to receive interest payments. There is no guaranty or other assurance of any kind that any Contingency Consideration will be payable hereunder (regardless of any projections, models, forecasts or any other financial data generated by, or provided to, the Company, CPUH, Pubco, the Surviving Corporation or their respective Affiliates or Representatives). For purposes of this Agreement, “Permitted Transfer” means (A) a transfer on death by will or intestacy, (B) a transfer by instrument to an inter vivos or testamentary trust for beneficiaries upon the death of the trustee, (C) a transfer made pursuant to an order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation), (D) a transfer by a partnership or limited liability company through a distribution to its partners or members, as applicable, in each case without consideration, (E) a transfer by a Person to such Person’s Affiliate, or (F) a transfer made by operation of law (including a consolidation or merger) or as pursuant to the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity.

(f) The Parties agree that for U.S. federal income (and any other applicable) Tax purposes (i) the issuance of Contingency Consideration pursuant to this Section 2.2 shall be treated as an adjustment to the Aggregate Intermediate Merger Closing Merger Consideration and (ii) the issuance of the Contingency Consideration pursuant to this Section 2.2 is intended to comply with, and shall be effected in accordance with, Rev. Proc. 84-42, 1984-1 C.B. 521 (collectively, the “Contingency Consideration Tax Treatment”). The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the Contingency Consideration Tax Treatment unless otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code.

Section 2.3 Closing of the Transactions Contemplated by this Agreement. The closing of the CPUH Merger (the “CPUH Merger Closing”) shall take place at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, MA 02210 (or electronically by exchange of the closing deliverables by the means provided in Section 8.11) immediately following the Sponsor Recapitalization and immediately prior to the filing of the CPUH Certificate of Merger, on the date which is the third (3rd) Business Day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closings, but subject to the satisfaction or waiver of such conditions), or at such other place, date or time as CPUH and the Company may agree in writing (the “Closing Date”). The closing of the Intermediate Merger (the “Intermediate Merger Closing”) shall take place at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, MA 02210 (or electronically by exchange of the closing deliverables by the means provided in Section 8.11) at least three (3) hours after, but on the same day as, the CPUH Merger Closing, and immediately prior to the filing of the Intermediate Certificate of Merger, on the

Closing Date, or at such other place, date or time as CPUH and the Company may agree in writing. The closing of the Final Merger (the “Final Merger Closing” and, collectively with the CPUH Merger Closing and the Intermediate Merger Closing, the “Closings”) shall take place at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, MA 02210 (or electronically by exchange of the closing deliverables by the means provided in Section 8.11) immediately following the Intermediate Merger Closing and immediately prior to the filing of the Final Merger Certificate of Merger on the Closing Date, or at such other place, date or time as CPUH and the Company may agree in writing.

Section 2.4 Allocation Schedule. No later than five (5) Business Days prior to the Closing Date, the Company shall deliver to CPUH an allocation schedule (the “Allocation Schedule”) setting forth (a) the number of Equity Securities held by each Company Stockholder or holder of Company Options, Company RSU Awards, Company Warrants and Company Convertible Notes, as applicable, the number of shares of Company Common Stock subject to each Company Option, Company RSU Award, Company Warrant or Company Convertible Note, as applicable, held by each holder thereof as of immediately prior to the Intermediate Merger Effective Time, as well as whether (i) each such Company Option will be a Vested Company Option or an Unvested Company Option as of immediately prior to the Intermediate Merger Effective Time and (ii) each such Company RSU Award will be a Vested Company RSU Award or an Unvested Company RSU Award as of immediately prior to the Intermediate Merger Effective Time, and, in the case of the Company Options and the Company Warrants, as applicable, the exercise price thereof, as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (b) the number of shares of Pubco Common Stock that will be subject to each Rollover Option, Rollover RSU and Assumed Warrant and the exercise price of each such Rollover Option and Company Warrant at the Intermediate Merger Effective Time, in each case, determined in accordance with Section 2.5 and Section 2.6, as applicable, as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (c) the portion of the Aggregate Intermediate Merger Closing Merger Consideration allocated to each Company Stockholder pursuant to Section 2.1(a)(xv), as well as reasonably detailed calculations with respect to the components and subcomponents thereof, (d) the portion of the Aggregate Intermediate Merger Closing Merger Consideration allocated to each holder of a Company Convertible Note pursuant to Section 2.6(b), as well as reasonably detailed calculations with respect to the components and subcomponents thereof and (e) the Contingency Pro Rata Share for each Eligible Company Equityholder, in the event that any Contingency Consideration becomes payable, as well as reasonably detailed calculations with respect to the components and subcomponents thereof. The Company will review any comments to the Allocation Schedule provided by CPUH or any of its Affiliates or Representatives and consider in good faith and incorporate any reasonable comments proposed by CPUH or any of its Affiliates or Representatives to correct inaccuracies or otherwise clarify any information contained in the Allocation Schedule. Notwithstanding the foregoing or anything to the contrary herein, the aggregate number of shares of Pubco Common Stock that each Company Stockholder will have a right to receive pursuant to Section 2.1(a)(xv) will be rounded down to the nearest whole share.

Section 2.5 Treatment of Company Equity Awards.

(a) At the Intermediate Merger Effective Time, by virtue of the Intermediate Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.5(d)), each Company Option (whether a Vested Company Option or an Unvested Company Option) shall cease to represent the right to purchase shares of Company Common Stock and shall be converted into an option to purchase shares of Pubco Common Stock (each, a “Rollover Option”) in an amount, at an exercise price and subject to such terms and conditions determined as set forth below. Each Rollover Option shall (i) be exercisable for, and represent the right to purchase, a number of shares of Pubco Common Stock (rounded down to the nearest whole share) equal to (A) the number of shares of Company Common Stock subject to the corresponding Company Option immediately prior to the Intermediate Merger Effective Time, multiplied by (B) the Intermediate Merger Exchange Ratio, and (ii) have an exercise price per share of Pubco Common Stock (rounded up to the nearest whole cent) subject to such Rollover Option equal to (A) the exercise price per share of Company Common Stock applicable to the corresponding Company Option immediately prior to the Intermediate Merger Effective

Time, divided by (B) the Intermediate Merger Exchange Ratio. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Intermediate Merger Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or the Ancillary Documents or for such other immaterial administrative or ministerial changes as the Pubco Board (or the compensation committee of the Pubco Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options. Such conversion shall occur in a manner intended to comply with (x) for any Rollover Option that is an Incentive Stock Option, the requirements of Section 424 of the Code, and (y) in each case, the requirements of Section 409A of the Code.

(b) At the Intermediate Merger Effective Time, by virtue of the Intermediate Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.5(d)), each Company RSU Award (whether a Vested Company RSU Award or an Unvested Company RSU Award) shall be assumed by Pubco and converted into a restricted stock unit award denominated in shares of Pubco Common Stock (each, a “Rollover RSU”). Each Rollover RSU shall cover that number of shares of Pubco Common Stock equal to (A) the number of shares of Company Common Stock underlying the corresponding Company RSU Award immediately prior to the Intermediate Merger Effective Time, multiplied by (B) the Intermediate Merger Exchange Ratio (rounded down to the nearest whole share). Each Rollover RSU shall be subject to the same terms and conditions (including applicable vesting and forfeiture provisions) that applied to the corresponding Company RSU Award immediately prior to the Intermediate Merger Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or the Ancillary Documents or for such other immaterial administrative or ministerial changes as the Pubco Board (or the compensation committee of the Pubco Board) may determine in good faith are appropriate to effectuate the administration of the Rollover RSU.

(c) At the Intermediate Merger Effective Time, Pubco shall assume the Company Equity Plans and (i) all Company Options and Company RSU Awards (whether vested or unvested) shall no longer be outstanding and shall automatically be converted into Rollover Options or Rollover RSUs, as applicable, and each holder thereof shall cease to have any rights with respect thereto or under the Company Equity Plans, except as otherwise expressly provided for in this Section 2.5, and (ii) all shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plans shall automatically be cancelled.

(d) Prior to the Intermediate Merger Closing, the Company shall (i) deliver to the holders of the Company Options and Company RSU Awards notices, in a form reasonably acceptable to CPUH, setting forth the effect of the transactions contemplated by this Agreement on such holders’ rights and describing the treatment of such awards in accordance with this Section 2.5, and (ii) take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plans (and the underlying grant, award or similar agreements) or otherwise to give effect to the provisions of this Section 2.5 (including, by way of example, obtaining any necessary consents, waivers or releases, adopting applicable resolutions, and amending the terms of the Company Equity Plans or any outstanding awards, in each case, to the extent required under the terms of the applicable Company Equity Plans).

Section 2.6 Treatment of Company Warrants and Company Convertible Notes.

(a) At the Intermediate Merger Effective Time, by virtue of the Intermediate Merger, each Company Warrant, to the extent outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be converted into a warrant to acquire a number of shares of Pubco Common Stock, in an amount and at an exercise price and subject to such terms and conditions, in each case, as set forth on the Allocation Schedule (each such resulting warrant, an “Assumed Warrant”). Each Assumed Warrant shall be subject to the same terms and conditions as were applicable to such corresponding Company Warrant immediately prior to the Intermediate Merger Effective Time (including applicable vesting conditions), except (i) each Assumed Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Pubco Common Stock equal to the product of the number of Company Shares that were issuable upon exercise of such Company Warrant immediately prior to the Intermediate Merger Effective Time multiplied by the Intermediate Merger Exchange Ratio, rounded down to the nearest whole number of shares of Pubco Common Stock, (ii) the per share exercise price for the shares of Pubco Common Stock issuable upon exercise of such Assumed Warrant will be equal to the quotient determined by dividing the exercise price per Company Share at which such Company Warrant was exercisable immediately prior to the Intermediate Merger Effective Time by the Intermediate Merger Exchange Ratio, rounded up to the nearest whole cent, (iii) for terms rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to such Company Warrant) and (iv) such other changes as the Pubco Board (or the compensation committee of the Pubco Board) may determine in good faith are appropriate to preserve the economic intent of the Company Warrants.

(b) Immediately prior to the Intermediate Merger Effective Time, the Company shall cause the outstanding principal and accrued but unpaid interest on the Company Convertible Notes to be converted into the applicable number of shares of Company Common Stock provided for under the terms of such Company Convertible Note (the “Convertible Notes Conversion”). All of the Company Convertible Notes converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Convertible Notes shall thereafter cease to have any rights with respect to the Company Convertible Notes. Immediately following the Convertible Notes Conversion, at the Intermediate Merger Effective Time and by virtue of the Intermediate Merger, all shares of Company Common Stock issued in the Convertible Notes Conversion shall be canceled and converted into the right to receive Pubco Common Stock pursuant to Section 2.1(a)(xv).

Section 2.7 Closing Actions and Deliverables.

(a) At least three (3) Business Days prior to the Closing Date, CPUH shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed, for the avoidance of doubt, that Continental Stock Transfer & Trust Company shall be deemed to be acceptable to the Company) and enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of exchanging (i) Company Certificates, if any, representing the Company Shares, and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Intermediate Merger Effective Time, in each case for the portion of the Aggregate Intermediate Merger Closing Merger Consideration issuable in respect of such Company Shares pursuant to Section 2.1(a)(xv), and on the terms and subject to the other conditions set forth in this Agreement and (ii) CPUH Certificates, if any, representing the Class A Common Stock, and each share of Class A Common Stock held in book-entry form on the stock transfer books of CPUH immediately prior to the CPUH Merger Effective Time, in each case for the portion of the CPUH Merger Consideration issuable in respect of such shares of Class A Common Stock held pursuant to Section 2.1(a)(xi), and on the terms and subject to the other conditions set forth in this Agreement.

(b) At least three (3) Business Days prior to the Closing Date, the Company and Pubco shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Stockholders and each Pre-Closing CPUH Stockholder a letter of transmittal in a customary form to be mutually agreed between the Parties and related instructions (which instructions shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent (a “Letter of Transmittal”)).

(c) At or prior to the CPUH Merger Effective Time, Pubco shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the applicable Pre-Closing CPUH Stockholders and for exchange in accordance with this Section 2.7 through the Exchange Agent, evidence of Pubco Common Stock in book-entry form representing the portion of the Aggregate CPUH Merger Consideration issuable pursuant to Section 2.1(a)(xi) in exchange for the shares of Class A Common Stock outstanding immediately prior to the CPUH Merger Effective Time. At or prior to the Intermediate Merger Effective Time, Pubco shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.7 through the Exchange Agent, evidence of Pubco Common Stock in book-entry form representing the portion of the Aggregate Intermediate Merger Closing Merger Consideration issuable pursuant to Section 2.1(a)(xv) in exchange for the applicable Company Shares outstanding immediately prior to the Intermediate Merger Effective Time. All shares in book-entry form representing the portion of the Aggregate CPUH Merger Consideration and Aggregate Intermediate Merger Closing Merger Consideration issuable pursuant to Section 2.1(a)(xi) and Section 2.1(a)(xv), respectively, deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d) Each Company Stockholder whose Company Shares have been converted into the right to receive a portion of the Aggregate Intermediate Merger Closing Merger Consideration pursuant to Section 2.1(a)(xv) shall be entitled to receive the portion of the Aggregate Intermediate Merger Closing Merger Consideration to which he, she or it is entitled on the date provided in Section 2.7(f) upon (i) surrender of a Company Certificate representing Company Shares, if any (or affidavit of loss, in lieu thereof, in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent, or (ii) delivery of an “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Company Common Stock held in book-entry form, together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(e) Each Pre-Closing CPUH Stockholder whose shares of Class A Common Stock have been converted into the right to receive a portion of the Aggregate CPUH Merger Consideration pursuant to Section 2.1(a)(xi) shall be entitled to receive the portion of the Aggregate CPUH Merger Consideration to which he, she or it is entitled on the date provided in Section 2.7(f) upon (i) surrender of a CPUH Certificate representing CPUH Common Stock (which, if applicable, may be the certificates that formerly represented shares of Class B Common Stock that converted into such shares of Class A Common Stock pursuant to the Sponsor Recapitalization), if any (or affidavit of loss, in lieu thereof, in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent, or (ii) delivery of an “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Class A Common Stock held in book-entry form, together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.

(f) If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss, in lieu thereof, in the form required by the Letter of Transmittal) or an “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), as applicable, is delivered to the Exchange Agent in accordance with Section 2.7(d) or Section 2.7(e), as applicable, (i) at least one (1) Business Day prior to the Closing Date, then Pubco and the Company (or the Surviving Corporation or the Surviving Subsidiary Company, as applicable) shall take all necessary actions to cause the applicable portion of the Aggregate Intermediate Merger Closing Merger Consideration or Aggregate CPUH Merger Consideration to be issued to the applicable Company Stockholder or Pre-Closing CPUH Stockholder, respectively, in book-entry form on the Closing Date, or (ii) less than one (1) Business Day prior to or on or after the Closing Date, then Pubco and the Company (or the Surviving Corporation or the Surviving Subsidiary Company, as applicable) shall take all necessary actions to cause the applicable portion of the Aggregate Intermediate Merger Closing Merger Consideration or Aggregate CPUH Merger Consideration to be issued to the applicable Company Stockholder or Pre-Closing CPUH Stockholder, respectively, in book-entry form within two (2) Business Days after such delivery.

(g) If any portion of the Aggregate Intermediate Merger Closing Merger Consideration or Aggregate CPUH Merger Consideration is to be issued to a Person other than the Company Stockholder or Pre-Closing CPUH Stockholder, as applicable, in whose name the surrendered Certificate is, or the transferred Company Shares or shares of Class A Common Stock, as applicable, in book-entry form are, registered, it shall be a condition to the issuance of the applicable portion of the Aggregate Intermediate Merger Closing Merger Consideration or Aggregate CPUH Merger Consideration, as applicable, that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, or such Company Shares or shares of Class A Common Stock, as applicable, in book-entry form shall be properly transferred, and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Shares or shares of Class A Common Stock, as applicable, in book-entry form, or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(h) No interest will be paid or accrued on the Aggregate Intermediate Merger Closing Merger Consideration or the Aggregate CPUH Merger Consideration (or any portion thereof).

(i) From and after the CPUH Merger Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.7, each share of Class A Common Stock (other than, for the avoidance of doubt, the CPUH Redeemed Shares, the CPUH Dissenting Shares and the shares of CPUH Common Stock cancelled in accordance with Section 2.1(a)(xiii)) shall solely represent the right to receive the portion of the Aggregate CPUH Merger Consideration to which such share of Class A Common Stock is entitled pursuant to Section 2.1(a)(xi).

(j) From and after the Intermediate Merger Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.7, each Company Share (other than, for the avoidance of doubt, the Company Dissenting Shares and the Company Shares cancelled in accordance with Section 2.1(a)(xvi)) shall solely represent the right to receive the portion of the Aggregate Intermediate Merger Closing Merger Consideration to which such Company Share is entitled pursuant to Section 2.1(a)(xv).

(k) At the CPUH Merger Effective Time, the stock transfer books of CPUH shall be closed and there shall be no transfers of Class A Common Stock that were outstanding immediately prior to the CPUH Merger Effective Time.

(l) At the Intermediate Merger Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Intermediate Merger Effective Time.

(m) Any portion of the Exchange Fund that remains unclaimed by the Pre-Closing CPUH Stockholders or Company Stockholders, as applicable, twelve (12) months following the Closing Date shall be delivered by the Exchange Agent to the Surviving Corporation or as otherwise instructed by the Surviving Corporation, and any Pre-Closing CPUH Stockholder or Company Stockholder, respectively, as of immediately prior to the CPUH Merger Effective Time or the Intermediate Merger Effective Time, respectively, who has not exchanged his, her or its shares of Class A Common Stock or Company Shares, as applicable, for the applicable portion of the Aggregate CPUH Merger Consideration or the Aggregate Intermediate Merger Closing Merger Consideration, respectively, in accordance with this Section 2.7 prior to that time shall thereafter look only to the Surviving Corporation for the issuance of the applicable portion of the Aggregate CPUH Merger Consideration or Aggregate Intermediate Merger Closing Merger Consideration, respectively, without any interest thereon. None of CPUH, Merger Sub I, Merger Sub II, Pubco, the Surviving Corporation, the Intermediate Surviving Corporation, the Surviving Subsidiary Company, the Exchange Agent or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat or similar Law. Any portion of the Aggregate CPUH Merger Consideration or the Aggregate Intermediate Merger Closing Merger Consideration, as applicable, remaining unclaimed by the Pre-Closing CPUH Stockholders or the Company Stockholders, as applicable, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(n) At the Closings:

(i) CPUH shall deliver or cause to be delivered to the Company (A) the Investor Rights Agreement, duly executed by the stockholders of CPUH listed on Section 2.7(n)(i) of the CPUH Disclosure Schedules, (B) the written resignations of all of the directors, managers and officers of CPUH, Merger Sub I and Merger Sub II, effective as of the CPUH Merger Effective Time, Intermediate Merger Effective Time or Final Merger Effective Time, as applicable, and (C) a certificate signed by an officer of CPUH, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been fulfilled; and

(ii) the Company shall deliver or cause to be delivered to CPUH (A) the Investor Rights Agreement, duly executed by Pubco and the Persons listed on Section 2.7(n)(ii) of the Company Disclosure Schedules, (B) the written resignations of all the directors and officers of Pubco (other than those Persons identified as directors or officers of the Surviving Corporation immediately after the CPUH Effective Time), effective as of the CPUH Effective Time, (C) a duly executed certificate substantially in the form described in Treasury Regulations Section 1.1445-2(c)(3), together with a notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) and (D) a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been fulfilled.

Section 2.8 Withholding. CPUH, Pubco, the Exchange Agent and any of their Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Upon becoming aware of any such withholding obligation, CPUH and Pubco, as applicable, shall use reasonable best efforts to give reasonable advance notice of such withholding to the Company (other than where such deduction or withholding is either (i) in respect of amounts treated as compensation under the Code, (ii) due to a failure of a Person to provide any applicable tax forms required under the Letter of Transmittal (or properly claim an exemption in respect of backup withholding on such tax forms) or (iii) due to a failure of the Company to comply with Section 2.7(n)(ii) of this Agreement) and shall reasonably cooperate with the Company, to eliminate or reduce any such required deduction or withholding.

Section 2.9 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, Company Shares issued and outstanding immediately prior to the Intermediate Merger Effective Time and held by a holder of Company Shares who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such Company Shares being referred to collectively as the “Company Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Intermediate Merger Closing Merger Consideration and, if applicable, a portion of the Contingency Shares, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Intermediate Merger Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Company Shares shall be treated as if they had been converted as of the Intermediate Merger Effective Time into the right to receive the applicable portion of the Aggregate Intermediate Merger Closing Merger Consideration and, if applicable, the applicable portion of the Contingency Shares, in each case in accordance with Section 2.1 and Section 2.2, respectively, without interest thereon, upon transfer of such shares. The Company shall provide CPUH prompt written notice of any demands received by the Company for appraisal of Company Shares, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the

Company prior to the Intermediate Merger Effective Time that relates to such demand. Except with the prior written consent of CPUH (which shall not be unreasonably conditioned, withheld, delated or denied), the Company shall not make any payment with respect to, or settle or compromise, any such demands.

(b) Notwithstanding any provision of this Agreement to the contrary, shares of CPUH Common Stock issued and outstanding immediately prior to the CPUH Merger Effective Time and held by a holder of CPUH Common Stock who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “CPUH Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate CPUH Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the CPUH Merger Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of CPUH Common Stock shall be treated as if they had been converted as of the CPUH Merger Effective Time into the right to receive the applicable portion of the Aggregate CPUH Merger Consideration in accordance with Section 2.1 and Section 2.2, respectively, without interest thereon, upon transfer of such shares. CPUH shall provide the Company prompt written notice of any demands received by CPUH for appraisal of CPUH Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to CPUH prior to the CPUH Merger Effective Time that relates to such demand. Except with the prior written consent of the Company (which shall not be unreasonably conditioned, withheld, delated or denied), CPUH shall not make any payment with respect to, or settle or compromise, any such demands.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY AND PUBCO

Subject to Section 8.8, except as set forth on the Company Disclosure Schedules, each of the Company and Pubco hereby represents and warrants to the CPUH Parties, as of the date hereof and as of the Closing Date, as follows:

Section 3.1 Organization and Qualification.

(a) The Company and its Subsidiaries (including Pubco) are corporations duly organized, validly existing and in good standing under the Laws of their respective jurisdictions of incorporation. The Company and its Subsidiaries (including Pubco) have the requisite corporate power and authority to own, lease and operate their properties and assets and to carry on the Business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) True and complete copies of the Governing Documents of the Company and its Subsidiaries (including Pubco) have been made available to CPUH, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and its Subsidiaries (including Pubco) are in full force and effect and neither the Company nor its Subsidiaries (including Pubco) is in breach or violation of any provision set forth in its Governing Documents.

(c) The Company and its Subsidiaries (including Pubco) are duly qualified or licensed to transact business and are in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by them, or the nature of the business conducted by them, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (or the equivalent thereof) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2 Capitalization.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company (1) authorized by the Company and (2) issued and outstanding and the identity of the Persons that are the record and beneficial owners thereof (and no such owner is a Subsidiary of the Company), (ii) with respect to each Company Option, Company RSU Award and Company Warrant, as applicable, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, (D) any applicable vesting schedule (including acceleration provisions), (E) the number of shares and class / series of Company Shares subject to the Company Option, Company RSU Award or Company Warrant on the date of grant, (F) the number of shares and class / series of Company Shares subject to the Company Option, Company RSU Award or Company Warrant as of the date of this Agreement, and (G) whether the Company Option is an Incentive Stock Option and (iii) with respect to each Company Convertible Note outstanding as of the date of this Agreement: (A) the name of the holder of such Company Convertible Note, (B) the principal amount and rate of interest of such Company Convertible Note and (C) the maturity date of such Company Convertible Note. All of the Company Shares have been duly authorized and validly issued and are fully paid and non-assessable. The Company Shares (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound, (2) are not subject to, nor were they issued in violation of, any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and (4) are free and clear of all Liens (other than transfer restrictions under applicable Securities Laws). Except for the Company Options, Company RSU Awards and Company Warrants set forth on Section 3.2(a) of the Company Disclosure Schedules and the Company Convertible Notes, as of the date of this Agreement, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights, or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in the case of each of clause (x) and (y), that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company or any of its Subsidiaries. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company Shares. No Company Shares are held by a Subsidiary. The Company Stockholders have or will have, by resolution, prior to the Convertible Notes Conversion, authorized and reserved a sufficient number of shares of Company Common Stock to provide for the Convertible Notes Conversion and have authorized the board of directors of the Company, as required, to authorize and issue such shares of Company Common Stock.

(b) Other than the Equity Securities it holds in each of its Subsidiaries, the Company does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Securities, and the Company is not a partner or member of any partnership, limited liability company or joint venture.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement and the debtor and creditor thereof.

(d) Section 3.2(d) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Company and its Subsidiaries, identifying for each such Change of Control Payment (i) the Person eligible to receive such Change of Control Payment, (ii) the total potential amount of such Change of Control Payment, and (iii) the Contract or other arrangement pursuant to which such Change of Control Payment is payable or required to be made.

(e) Each Company Option and each Company RSU Award was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the applicable Company Equity Plan, and each Company Option has (or, with respect to Company Options which have been exercised as of the date of this Agreement, had) an exercise price per share that is equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, determined in a manner consistent with Section 409A of the Code. The Company has provided or made available to CPUH correct and complete copies of all valuation reports with respect to Section 409A of the Code regarding the valuation of the fair market value of Company Common Stock used to determine the exercise price of each Company Option.

(f) The authorized capital stock of Pubco consists of 1,000 shares of Pubco Common Stock, 1,000 of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Pubco Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. The shares of Pubco Common Stock (i) were not issued in violation of the Governing Documents of Pubco or any other Contract to which Pubco is party or bound, (ii) are not subject to, nor were they issued in violation of, any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (iii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and (iv) are free and clear of all Liens (other than transfer restrictions under applicable Securities Laws). As of the date of this Agreement, Pubco has no outstanding (x) equity appreciation, phantom equity or profit participation rights, or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in the case of each of clause (x) and (y), that would require Pubco to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Pubco or any of its Subsidiaries. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the shares of Pubco Common Stock. No shares of Pubco Common Stock are held by a Subsidiary.

(g) Subject to approval of the Required Transaction Proposals, the shares of Pubco Common Stock to be issued by Pubco in connection with the transactions contemplated hereby, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Pubco and will (i) not be issued in violation of the Governing Documents of Pubco or any other Contract to which Pubco is party or bound, (ii) not be subject to, nor will they be issued in violation of, any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person, (iii) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, and (iv) be free and clear of all Liens (other than transfer restrictions under applicable Securities Laws).

Section 3.3 Authority.

(a) Each of the Company and Pubco has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the Company Stockholder Written Consent and the Pubco Stockholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company or Pubco is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of the Company and Pubco, respectively. This Agreement and each Ancillary Document to which the Company and Pubco is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and Pubco, respectively, and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company and Pubco, respectively (assuming that this Agreement and the Ancillary Documents to which the Company and Pubco, respectively, is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against the Company and Pubco, respectively, in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity (“Enforceability Exceptions”).

(b) On or prior to the date of this Agreement, the Company Board has unanimously (a) determined that this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Mergers) are fair to, advisable and in the best interests of the Company and the Company Stockholders, (b) approved and declared advisable this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Mergers), and (c) resolved to recommend that the Company Stockholders adopt and approve this Agreement, the Ancillary Documents to which the Company is or will be party and the transactions contemplated hereby and thereby (including the Mergers).

(c) On or prior to the date of this Agreement, the Pubco Board has unanimously (a) determined that this Agreement, the Ancillary Documents to which Pubco is or will be party and the transactions contemplated hereby and thereby (including the Mergers) are fair to, advisable and in the best interests of Pubco and the sole stockholder of Pubco, (b) approved and declared advisable this Agreement, the Ancillary Documents to which Pubco is or will be party and the transactions contemplated hereby and thereby (including the Mergers), and (c) resolved to recommend that the Company, as the sole stockholder of Pubco, adopt and approve this Agreement, the Ancillary Documents to which Pubco is or will be party and the transactions contemplated hereby and thereby (including the Mergers).

(d) Other than the Company Stockholder Approval, no other corporate proceeding on the part of the Company (including, for the avoidance of doubt, the consent of (or notice to) any equityholder (including any warrantholder or holder of any convertible note) or other holder of Equity Securities of the Company or any of its Subsidiaries or under any stockholders or similar agreement) is necessary to authorize this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).

(e) Other than the Pubco Stockholder Approval, no other corporate proceeding on the part of Pubco (including, for the avoidance of doubt, the consent of (or notice to) any equityholder or other holder of Equity Securities of Pubco or any of its Subsidiaries or under any stockholders or similar agreement) is necessary to authorize this Agreement, the Ancillary Documents to which Pubco is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).

(f) Each of the Initial Company Support Stockholders is an executive officer, director, affiliate, founder or family member of a founder or holder of at least five percent (5%) of the voting equity securities of the Company, in each case, within the meaning of the SEC’s Compliance and Disclosure Interpretation 239.13.

Section 3.4 Subsidiaries.

(a) Set forth on Section 3.2(a) of the Company Disclosure Schedules is a list of the Company’s Subsidiaries, together with their respective jurisdictions of incorporation, and a true and complete statement of the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary (i) authorized by such Subsidiary and (ii) issued and outstanding, together with the identity of the Persons that are the record and beneficial owners thereof.

(b) All of the issued share capital, stock or other voting or Equity Securities of each Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable. All of the ownership interests in each Subsidiary are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such ownership interests) and are not subject to, nor have they been issued in violation of preemptive or similar rights. All of the

Equity Securities in each Subsidiary have been offered, sold and issued in compliance with applicable Law, including federal and state Securities Laws, and all requirements set forth in (1) the Governing Documents of such Subsidiaries and (2) any other applicable Contracts governing the issuance of such Equity Securities. There are no outstanding (i) subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities of any Subsidiary convertible into or exchangeable or exercisable for shares or voting or Equity Securities of any Subsidiary, or any other Contracts to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound obligating the Company or any Subsidiary to issue or sell any shares of, other equity interests in or debt securities of, any Subsidiary, or (ii) equity equivalents, phantom stock, options, appreciation rights, stock units, profits interests or other rights to acquire from the Company or any Subsidiary, or other obligation of the Company or any Subsidiary to issue, any shares, voting or Equity Securities or securities convertible into or exchangeable for shares or voting or Equity Securities of any Subsidiary (the items in clauses (i) and (ii) being, collectively, “Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities. None of the Subsidiaries owns any equity, ownership, profit, voting or similar interest in, or any interest convertible, exchangeable or exercisable for, any equity, profit, voting or similar interest in, any Person. No Subsidiary is party to any shareholders agreement, voting agreement, proxies, registration rights agreement or other similar agreements relating to its equity interests.

Section 3.5 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to CPUH true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2021 and the related audited consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows of the Company and its Subsidiaries for each of the years then ended (collectively, the “Audited Company Financial Statements”), and the unaudited, draft consolidated balance sheet of the Company as of September 30, 2022 and the related unaudited consolidated statement of operations of the Company and its Subsidiaries for the period then ended (the “Unaudited Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”). The Company Financial Statements (including the notes thereto) and, when delivered pursuant to Section 5.7, the Additional Company Financial Statements and any pro forma financial statements, (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) fairly present, in all material respects, as applicable, the financial position, results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) in the case of the Audited Company Financial Statements and the Additional Company Financial Statements, when delivered pursuant to Section 5.7 only, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements of the AICPA and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date hereof (including Regulation S-X or Regulation S-K, as applicable); provided that, the Unaudited Company Financial Statements do not include all of the notes or the information contained in such notes as required by GAAP for complete financial statements and are subject to normal year-end adjustments.

(b) Except (i) as set forth in the Company Financial Statements, (ii) for Liabilities incurred in the ordinary course of business as of September 30, 2022 (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of the respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, (iv) for executory obligations under contracts to which the Company or its Subsidiaries is a party (other than Liabilities for breach thereof) and (v) for Liabilities that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole or as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the Mergers, the Company and its

Subsidiaries have no Liabilities required by GAAP to be reflected or reserved against in a consolidated balance sheet of the Company and its Subsidiaries.

(c) The Company has established and maintains a system of internal controls sufficient to provide reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Company’s and its Subsidiaries’ assets.

(d) In the past three (3) years, neither the Company nor any of its Subsidiaries (including any independent auditor thereof) has received or been made aware of any written complaint, allegation, assertion or claim, written or otherwise, that there is, or has been, (i) a “significant deficiency” in the internal controls over financial reporting of the Company and its Subsidiaries, (ii) a “material weakness” in the internal controls over financial reporting of the Company and its Subsidiaries, or (iii) fraud, whether or not material, that involves management or other employees of the Company or its Subsidiaries who have a significant role in the internal controls over financial reporting of the Company and its Subsidiaries.

Section 3.6 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company or any of its Subsidiaries with respect to the Company’s and Pubco’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company or Pubco is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the Resale Registration Statement and the declaration of the effectiveness thereof by the SEC, and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of NYSE to permit Pubco Common Stock and/or Assumed Warrants, if and as applicable, to be issued in accordance with this Agreement to be listed on NYSE, (iv) filing of the Certificates of Merger, or (v) any other Consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Subject to the receipt of the approvals set forth in Section 3.6(a), neither the execution, delivery or performance by the Company or Pubco of this Agreement nor the Ancillary Documents to which the Company or Pubco is or will be a party, nor the consummation of the transactions contemplated hereby or thereby do or will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s or any of its Subsidiaries’ Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract, (B) any Material Permits or (C) any Real Property Leases, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Company or any of its Subsidiaries or any of their respective properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of the Company or any of its Subsidiaries, except, in the case of any of clauses (ii) through (iv) above, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and Pubco to consummate the Mergers.

Section 3.7 Permits. The Company and its Subsidiaries have all Permits that are required to own, lease or operate their properties and assets and to conduct the Business as currently conducted, except where the failure to obtain the same would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (the “Material Permits”). Each Material Permit is in full force and effect in accordance with its terms, and no written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or any of its Subsidiaries.

Section 3.8 Material Contracts.

(a) Section 3.8(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which the Company or any of its Subsidiaries is, as of the date of this Agreement, a party or by which any of them or any of their assets is bound (each Contract required to be set forth on Section 3.8(a) of the Company Disclosure Schedules, collectively, the “Material Contracts”):

(i) any Contract relating to Indebtedness of the Company or any of its Subsidiaries or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of the Company or any of its Subsidiaries;

(ii) any Contract under which the Company or any of its Subsidiaries is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000;

(iii) any Contract under which the Company or any of its Subsidiaries is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by the Company or any of its Subsidiaries, except for any lease or agreement under which the aggregate annual rental payments do not exceed $1,000,000;

(iv) any Contract with one of the Company’s top twenty (20) vendors or top (20) customers, in each case, based on the aggregate dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending October 31, 2022 (other than purchase orders or statements of work entered into in the ordinary course of business consistent with past practice);

(v) any Contract for any material joint venture, partnership, collaboration or strategic alliance;

(vi) any management or advisory services Contract (excluding Contracts for employment) involving the Company or any of its Subsidiaries, in each case exceeding $300,000 individually;

(vii) any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of the Business after the Closings, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions, or (C) contains any other provisions restricting or purporting to restrict the ability of the Company or any of its Subsidiaries to sell, manufacture, develop, commercialize, test or research the Company Products, directly or indirectly through third parties, in any material respect or that would so limit, or purports to limit, in any material respect, the Business after the Closings;

(viii) any Contract requiring the Company or any of its Subsidiaries to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of the Company or any of its Subsidiaries, in each case in excess of $1,000,000;

(ix) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case in excess of $1,000,000;

(x) any Contract required to be disclosed on Section 3.20 of the Company Disclosure Schedules;

(xi) any Contract with any Person (A) pursuant to which the Company or any of its Subsidiaries (or the Business after the Closings) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, in each case, relating to Company Products (other than the Revenue Interest Financing Agreement), or (B) under which the Company or any of its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Equity Securities of the Company or any of its Subsidiaries, any Company Product or any Company Business Intellectual Property;

(xii) any Contract (A) for the employment or engagement of any Key Employee of the Company or any of its Subsidiaries, or (B) providing for any Change of Control Payment;

(xiii) any Contract (A) executed with any current (or, with respect to Contracts pursuant to which the Company or any of its Subsidiaries has any ongoing or future obligations, former) director, manager, officer, employee, or other individual service provider of the Company or any of its Subsidiaries that provides for severance or termination benefits in excess of $100,000, or (B) that is a collective bargaining agreement or other agreement with any labor union or other labor organization that represents any employees of the Company or any of its Subsidiaries;

(xiv) any Contract for the disposition of any portion of the assets or business of the Company or any of its Subsidiaries or for the acquisition by the Company or any of its Subsidiaries of the assets or business of any other Person (other than acquisitions or dispositions of inventory made in the ordinary course of business), or under which the Company or any of its Subsidiaries has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xv) any Contract pursuant to which the Company or any of its Subsidiaries (A) obtains any right to use, or covenant not to be sued under, any material Intellectual Property Right (other than any license for Off-the-Shelf Software), or (B) grants any right to use, or covenant not to be sued under, any material Intellectual Property Right;

(xvi) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve payments in excess of $500,000 after the date of this Agreement by the Company or any of its Subsidiaries, (B) with a Governmental Entity or which relates to alleged criminal wrongdoing, (C) that imposes, at any time in the future, any material, non-monetary obligations on the Company or any of its Subsidiaries (or Pubco or any of its Affiliates after the Closings), or (D) which requires the Company or any of its Subsidiaries to accept or concede material injunctive relief;

(xvii) any other Contract (including any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures)) the performance of which requires either (A) annual payments by the Company or any of its Subsidiaries in excess of $500,000, or (B) aggregate payments by the Company or any of its Subsidiaries in excess of $1,500,000 over the life of the agreement and, in each case, that is not terminable by the Company or its Subsidiaries, as applicable, without penalty upon less than thirty (30) days’ prior written notice; and

(xviii) any Contract with respect to the Revenue Interest Financing, the Chardan Equity Line and the Fortress Financing, including the Revenue Interest Financing Agreement, the Fortress Bridging Agreement and the Chardan Commitment Letter.

(b) (i) Each Material Contract is valid and binding on the Company or its Subsidiary, as applicable, and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect, and (ii) the Company and its Subsidiaries and, to the knowledge of the Company, the counterparties thereto, are not in material breach of, or default under, any Material Contract, and, to the knowledge of the Company, there are no facts or circumstances which would reasonably be expected to lead, to such breach or default. True and complete copies of each Material Contract (including all amendments, supplements, schedules and exhibits thereto) (or, for oral Material Contracts, true and complete summaries of the terms thereof) have been provided to or made available to the CPUH Parties and their respective Representatives.

Section 3.9 Absence of Changes. During the period beginning on July 1, 2022 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred, and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby or thereby, (i) the Company and its Subsidiaries have conducted the Business in the ordinary course consistent with past practice in all material respects, and (ii) neither the Company nor any of its Subsidiaries has taken any action that would require the consent of CPUH if taken during the period from the date of this Agreement until the Closings pursuant to Section 5.1(b)(i), (ii), (iii), (iv) (v), (vi), (vii), (viii), 5.1(b)(xii) (solely relating to the Company’s directors and officers), 5.1(b)(xiv), 5.1(b)(xv), (xvii), (xviii), (xix), 5.1(b)(xx), 5.1(b)(xxi), 5.1(b)(xxiv), 5.1(b)(xxv) and 5.1(b)(xxvii) (solely to the extent applied to the foregoing clauses of Section 5.1(b)).

Section 3.10 Litigation. As of the date of this Agreement, there is (and for the past three (3) years there has been) (a) no Proceeding or judgment pending or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or any of their respective directors or officers in their capacity as such, or affecting any of the Company’s or its Subsidiaries’ respective assets or properties, that if adversely decided or resolved, has been, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or as has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and Pubco to consummate the Mergers, and, to the Company’s knowledge, no facts exist that would reasonably be expected to form the basis for any such Proceeding or judgment, (b) no Order to which the Company, its Subsidiaries, their respective directors and officers or any of the Company’s or its Subsidiaries’ respective properties or assets is subject, (c) no Proceeding by the Company or any of its Subsidiaries against any other Person, and no such Proceeding is or has been threatened in writing, (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on the Company or any of its Subsidiaries or the operation of the Business, and (e) no pending or, to the Company’s knowledge, threatened, audit, examination or investigation by any Governmental Entities in respect of the Company or any of its Subsidiaries or any of their respective properties or assets, or any of the directors or officers of the Company or any of its Subsidiaries.

Section 3.11 Compliance with Applicable Law. The Company and its Subsidiaries (a) conduct (and for the past three (3) years have conducted) the Business in accordance with all Laws and Orders applicable to them and are not in violation of any such Law or Order, (b) have not received any written communications from a Governmental Entity and, to the Company’s knowledge, there is no such pending communication, that alleges that the Company or any of its Subsidiaries is not in compliance with any such Law or Order and (c) maintain (and for the past three (3) years have maintained) a program of policies, procedures and internal controls reasonably designed and implemented to ensure compliance with applicable Law, except, in each case, as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and Pubco to consummate the Mergers.

Section 3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans.

(b) True, complete and correct copies of the following documents, with respect to each material Employee Benefit Plan, where applicable, have been delivered to CPUH (i) all documents embodying or governing such Employee Benefit Plan (or for unwritten Employee Benefit Plans, a written description of the material terms of such Employee Benefit Plan) and any funding medium for the Employee Benefit Plan, (ii) the most recent Internal Revenue Service determination, notification, advisory or opinion letter, (iii) the most recently filed Form 5500 (including all schedules and financial statements attached thereto), (iv) the three (3) most recent actuarial valuation reports, (v) the most recent summary plan description (or other descriptions provided to employees) and all summary(ies) of material modifications thereto, (vi) the last three (3) years of non-discrimination testing results, (vii) all non-routine correspondence to and from any Governmental Entity, and (viii) all material contracts and agreements relating to each material Employee Benefit Plan, including service provider agreements, insurance contracts, annuity contracts, investment management agreements, subscription agreements, participation agreements, and recordkeeping agreements and collective bargaining agreements.

(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or approval letter from the Internal Revenue Service with respect to such qualification, or may rely on an opinion letter issued by the Internal Revenue Service with respect to a prototype plan adopted in accordance with the requirements for such reliance and, to the Company’s knowledge, no event or omission has occurred that would be reasonably likely to cause any such Employee Benefit Plan to lose such qualification or otherwise require corrective action under the Internal Revenue Service Employee Plan Compliance Resolution System to maintain such qualification.

(d) Each Employee Benefit Plan is and has been established, operated, maintained and administered in all material respects in accordance with applicable Laws and with its terms, including ERISA, the Code and the Affordable Care Act. No Employee Benefit Plan is, or within the past six (6) years has been, the subject of an application or filing under a government sponsored amnesty, voluntary compliance or similar program, or been the subject of any self-correction under any such program. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Company’s knowledge, threatened with respect to any Employee Benefit Plan. All payments or contributions required to have been made with respect to all Employee Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Employee Benefit Plan and applicable Law.

(e) Neither the Company, its Subsidiaries nor any ERISA Affiliate (or any predecessor thereof) has ever maintained, contributed to, or been required to contribute to or had any liability (whether contingent or otherwise) or obligation (including on account of any ERISA Affiliate) with respect to (i) any Employee Benefit Plan that is or was subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” (within the meaning of Section (3)37 of ERISA), (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(f) No Employee Benefit Plan provides health care, life insurance or any other non-pension benefits to any employees after their employment is terminated (other than (i) as required by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law), (ii) continuation of health benefits provided during any severance period not in excess of one (1) year, or (iii) which lasts until the end of the month in which the termination of employment occurs.

(g) Each Employee Benefit Plan that is (or constitutes in any part) a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been established, operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Benefit Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

(h) Except as set forth on Section 3.12(h) of the Company Disclosure Schedules, neither the execution or delivery of this Agreement or any Ancillary Document to which the Company is or will be a party, the Company Stockholder Written Consent, the Pubco Stockholder Written Consent, nor the consummation of the transactions contemplated by this Agreement or any Ancillary Document to which the Company or Pubco is or will be a party, could (either alone or in combination with any other event) (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any current or former director, manager, officer, employee, individual independent contractor or other individual service provider of the Company or any of its Subsidiaries, (ii) restrict any rights of the Company or its Subsidiaries to merge, amend or terminate any Employee Benefit Plan, or (iii) result in any payment or benefit being deemed to be a “parachute payment” as defined in Section 280G(b)(2) of the Code (and the regulations promulgated thereunder).

(i) Neither the Company nor any of its Subsidiaries has any obligation to make any tax “gross-up”, indemnification or similar “make whole” payments to any current or former director, manager, officer, employee or other individual service provider for any Taxes incurred by such current or former director, manager, officer, employee or other individual service provider, including under Section 409A of the Code or Section 4999 of the Code.

(j) Except as set forth on Section 3.12(j) of the Company Disclosure Schedule, no Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

Section 3.13 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Neither the Company nor any of its Subsidiaries has received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(b) There is (and for the past three (3) years there has been) no Proceeding pending or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or any of their respective directors and officers pursuant to Environmental Laws.

(c) There has not been, whether by the Company or any of its Subsidiaries, any manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

(d) The Company has made available to CPUH copies of all environmental, health and safety reports and documents that were prepared for the Company or its Subsidiaries by third parties and are in the Company’s or its Subsidiaries’ possession relating to the operations, properties or facilities of the Company and its Subsidiaries in the past three (3) years.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, and (ii) any Patent included in the Company Licensed Intellectual Property that is exclusively licensed to the Company or any of its Subsidiaries (“Licensed Patents”), specifying as to each such item, as applicable, (A) the record owner of such item, (B) the jurisdictions in which such item has been issued, registered or filed, (C) the issuance, registration or application date, as applicable, for such item, and (D) the issuance, registration or application number, as applicable, for such item.

(b) All fees and filings necessary as of the date of this Agreement to maintain any application or registration, issuance or grant of any Company Registered Intellectual Property and, to the Company’s knowledge, any Licensed Patents, have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars, as applicable. No item of the Company Registered Intellectual Property or, to the Company’s knowledge, Licensed Patents are cancelled. As of the date of this Agreement, the Company Registered Intellectual Property and, to the Company’s knowledge, Licensed Patents are not the subject of any pending Proceedings, including litigation, interference, re-examination, inter parties review, reissue, opposition, nullity or cancellation proceedings and, to the Company’s knowledge, no such Proceedings are threatened by any Governmental Entity or any other Person.

(c) Except as set forth in Section 3.14(c) of the Company Disclosure Schedules, to the Company’s knowledge, the Company and its Subsidiaries exclusively own all right, title and interest in and to all Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and hold all right, title and interest in and to all of the Company’s or its applicable Subsidiary’s rights under all Company Licensed

Intellectual Property free and clear of any Lien (other than Permitted Liens). For all Patents included in the Company Owned Intellectual Property, each inventor listed on the Patent has assigned his or her rights to the Company or the relevant Subsidiary and, to the Company’s knowledge, no inventor of any such Patent holds any right or title to the same.

(d) The Company Business Intellectual Property, to the Company’s knowledge, constitutes all of the Intellectual Property Rights that are necessary to enable the Company and its Subsidiaries to conduct the Business as currently conducted. To the knowledge of the Company, the Company Registered Intellectual Property and Licensed Patents are currently in compliance with formal legal requirements of the applicable intellectual property office and are not subject to any maintenance fees or Taxes or actions falling due within 90 days after the Closing Date, with the exception of responses, patent maintenance fees, and other filings due in the ordinary course of intellectual property prosecution with the applicable intellectual property offices. All Company Registered Intellectual Property and, to the knowledge of the Company, Licensed Patents are subsisting, and if registered, issued or granted, are valid and enforceable.

(e) The Company’s and its Subsidiaries’ employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Intellectual Property Rights on behalf of the Company (each such person, a “Creator”) have assigned to the Company or its relevant Subsidiary, as applicable, all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with the Company or any of its Subsidiaries, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and Pubco to consummate the Mergers.

(f) The Company and its Subsidiaries have taken reasonable steps to safeguard and maintain the secrecy of any trade secrets, confidential know-how and other confidential information owned by or licensed to the Company and its Subsidiaries. Without limiting the foregoing, to the Company’s knowledge, the Company and its Subsidiaries have not disclosed any material trade secrets, confidential know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure or was otherwise made subject to an appropriate duty of confidence. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any material trade secrets, confidential know-how or confidential information of or in the possession of the Company or any of its Subsidiaries, or of any written obligations with respect to such.

(g) None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Company and its Subsidiaries or affects the validity, use or enforceability of any such Company Business Intellectual Property. The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not alter, encumber, impair or extinguish any Company Owned Intellectual Property or the Company’s or its applicable Subsidiary’s rights under any Company Licensed Intellectual Property.

(h) To the Company’s knowledge, neither the Company nor its Subsidiaries nor any actual or currently contemplated design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution or other exploitation of any Company Product infringes, misappropriates or otherwise violates any valid, enforceable claim of any Patents or other Intellectual Property Rights of any other Person, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and Pubco to consummate the Mergers.

(i) In the past three (3) years, there has been no Proceeding pending against the Company or any of its Subsidiaries nor has the Company or any of its Subsidiaries received any written communications (i) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property, or (iii) inviting the Company or any of its Subsidiaries to take a license under any Patent or consider the applicability of any Patents to any products or services of the Company or any of its Subsidiaries or to the conduct of the Business.

(j) To the Company’s knowledge, no Person is infringing, misappropriating or otherwise violating any Company Business Intellectual Property. For the past three (3) years, neither the Company nor any of its Subsidiaries has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Business Intellectual Property.

(k) The Company and its Subsidiaries own or have obtained, possess and are in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that they own or lease or that are otherwise under the control of the Company and its Subsidiaries and used by them in connection with the Business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and Pubco to consummate the Mergers.

(l) Section 3.14(l) of the Company Disclosure Schedules contains a true and complete list of any and all Company Business Intellectual Property that was created, developed or reduced to practice, or is being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Contract with any Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution, or (ii) using any funding or facilities of any Governmental Entity or Governmental Entity-affiliated entity, or university, college or other educational institution (collectively, “Government Funded IP”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and Pubco to consummate the Mergers, the Company and its Subsidiaries, to the Company’s knowledge, the applicable licensors of Company Licensed Intellectual Property, have taken any and all actions necessary to obtain, secure, maintain, enforce and protect the Company’s or its applicable Subsidiary’s right, title and interest in, to and under all Government Funded IP, and the Company and its Subsidiaries, and to the Company’s knowledge the applicable licensors of Company Licensed Intellectual Property, have complied with any and all any Intellectual Property Rights disclosure and/or licensing obligations under any applicable contract referenced in clause (i) above.

(m) With respect to Software owned or purported to be owned by the Company and its Subsidiaries and incorporated into any Company Product, which does not include Off-the-Shelf Software, neither the Company nor any of its Subsidiaries has delivered, licensed or made available, nor do they have any duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any such Software to any escrow agent or other third party and no such Software is subject to the terms of any “copyleft” or other “open source” or other similar license conditions, including the use, modification, distribution or making available of such Software on (i) the disclosure, licensing or distribution of any source code for any portion of such Software, (ii) the granting to licensees of the right to make derivative works of, or other modifications to, any such Software, (iii) the licensing under terms that allow any such Software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled, or (iv) imposing a restriction on compensation or remuneration with respect to such Software. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists (including the consummation of the transaction contemplated by this Agreement), that (with or without notice or lapse of time) has resulted, or could reasonably be expected to result, in the delivery, license, or disclosure of any such source code to any Person.

Section 3.15 Labor and Employment Matters.

(a) Section 3.15(a) of the Company Disclosure Schedules contains a complete and accurate list of all employees of the Company and its Subsidiaries as of a date no earlier than seven (7) Business Days prior to the date hereof whose annual base salary or hourly wage rate (as applicable) is equal to at least one hundred thousand U.S. dollars ($100,000) per year, setting forth for each such employee (i) the employee’s position or title, (ii) the entity that employs the individual, (iii) whether classified by the Company as exempt or non-exempt for wage and hour purposes, (iv) the employee’s actual annual base salary (if paid on a salary basis), hourly rate (if paid on an hourly basis) or commission rate (if paid on a purely commission basis), as applicable, (v) date of hire, (vi) business location, (vii) status (i.e., active or inactive), and (viii) any visa or work permit status and the date of expiration, if applicable.

(b) The Company and its Subsidiaries are, and in the past three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor and employment matters, including social security matters, fair employment practices, pay equity, workplace safety and health, work authorization and immigration, unemployment compensation, workers’ compensation, affirmative action, terms and conditions of employment, working time, employee leave and wages and hours. Except as would not result in material liability for the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have paid all wages and salaries that have come due and payable to their respective employees within the past three (3) years, and (ii) the Company and its Subsidiaries are, and in the past three (3) years have been, in compliance with applicable Laws regarding proper classification of independent contractors.

(c) The Company and its Subsidiaries are not, and in the past three (3) years have not been, a party to or the subject of any material litigation, arbitration, mediation, governmental audit, administrative agency proceeding, private dispute resolution proceeding or governmental investigation, in each case relating to employment or labor matters and no such matters are, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(d) In the past three (3) years, the Company and its Subsidiaries have not experienced a “plant closing” or “mass layoff” as defined in the WARN Act or any similar foreign, state or local law.

(e) The Company and its Subsidiaries are not a party to or bound by any collective bargaining agreements or other agreements or arrangements with any labor union, labor organization or works council, nor to the knowledge of the Company does it or any of its Subsidiaries have any duty to bargain with any labor union, labor organization or works council. There are no actual or, to the Company’s knowledge, threatened material unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns or other material labor disputes against or involving the Company or any of its Subsidiaries. To the Company’s knowledge, in the past three (3) years, there have been no labor union organizing activities with respect to any employees of the Company or its Subsidiaries.

(f) Except as set forth in Section 3.15(f) of the Company Disclosure Schedules, to the knowledge of the Company, no Key Employee has expressed, as of the date of this Agreement, any plans to terminate his or her employment.

(g) To the Company’s knowledge, within the past three (3) years there have been no allegations of sexual harassment or sexual misconduct made to the Company or any of its Subsidiaries against any Key Employee or officer of the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries is party to a settlement agreement with a current or former officer, or Key Employee of the Company or any of its Subsidiaries that involves allegations relating to sexual harassment made by or against (i) an officer of the Company or any of its Subsidiaries or (ii) a Key Employee.

(h) To the Company’s knowledge, no employee of the Company is in any material respect in violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

Section 3.16 Insurance. Section 3.16 of the Company Disclosure Schedules sets forth a true and complete list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of material insurance maintained by or for the benefit of the Company or any of its Subsidiaries as of the date of this Agreement. All such insurance policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full; and true and complete copies of all such insurance policies have been made available to CPUH. Neither the Company nor any of its Subsidiaries is in breach or otherwise in default under the terms of such insurance policies (including any such breach or default with respect to the payment of premiums or the giving of notice of claims) and, to the Company’s knowledge, no facts or circumstances exist which would result in any such breach or default, in each case, which has voided, would void, or which might reasonably be expected to void, any coverages under such insurance policies. As of the date of this Agreement, no claim by the Company or any of its Subsidiaries is pending under any such insurance policies as to which coverage has been questioned, denied or disputed, or rights reserved to do so, by the underwriters or insurers thereof, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, or as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and Pubco to consummate the Mergers. To the Company’s knowledge, the limits of each such insurance policy remain fully available without any exhaustion, erosion or impairment; and during the twelve (12) month period prior to the date of this Agreement, neither the Company nor any of its Subsidiaries have received a written notice of cancellation, an intention not to renew, a material change in terms and conditions, or termination other than in connection with ordinary renewals. To the Company’s knowledge, the coverages provided by such policies are sufficient to comply with any insurance required to be maintained under Material Contracts.

Section 3.17 Tax Matters.

(a) The Company and its Subsidiaries have prepared and filed all income and other material Tax Returns required to have been filed by them, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and the Company and its Subsidiaries have paid all material Taxes required to have been paid by them regardless of whether shown on a Tax Return.

(b) The Company and its Subsidiaries have timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service provider, equity interest holder or other third-party.

(c) The Company and its Subsidiaries are not currently the subject of a Tax audit or examination, and have not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case, with respect to material Taxes.

(d) No claim, assessment, deficiency or proposed assessment for any material amount of Tax has been asserted or assessed by any Governmental Entity against the Company or any of its Subsidiaries that remains unresolved or unpaid (other than any claim, assessment or deficiency for which appropriate reserves have been established in accordance with GAAP and which is being contested in good faith by appropriate proceedings).

(e) The Company and its Subsidiaries have not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(f) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter ruling, technical advice memoranda or similar agreement or ruling has been entered into or issued by any Tax Authority with respect to the Company or any of its Subsidiaries which agreement or ruling would be effective after the Closing Date.

(g) The Company and its Subsidiaries are not nor have they been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(h) There are no Liens for Taxes on any assets of the Company or its Subsidiaries other than Permitted Liens.

(i) During the two (2)-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(j) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) has any material Liability for the Taxes of any Person (other than the Company or any of its Subsidiaries, as applicable) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise (other than any Contract entered into in the ordinary course of business, the principal purpose of which does not relate to Taxes).

(k) No written claims have ever been made by any Tax Authority in a jurisdiction where the Company and its Subsidiaries do not file a particular type of Tax Return or pay a particular type of Tax that the Company or any of its Subsidiaries is or may be required to file such type of Tax Return in or pay such type of Tax to that jurisdiction, which claims have not been resolved or withdrawn.

(l) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreement (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(m) The Company and its Subsidiaries are tax residents only in their respective jurisdiction of formation, and are not managed or controlled outside such jurisdiction for income Tax purposes.

(n) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date outside of the ordinary course of Business, (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), or (vi) election under Section 965(h) of the Code.

(o) Neither the Company nor any of its Subsidiaries has deferred any Taxes under Section 2302 of the Coronavirus Aid, Relief and Economic Security Act of 2020 (the “CARES Act”).

(p) All related party transactions involving the Company or any of its Subsidiaries are at arm’s length in compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder and any similar provision of state, local or non-U.S. Law.

(q) At all times since its formation, Pubco is, and has been since the date of its formation, treated as an association taxable as a corporation.

(r) Neither the Company nor any of its Subsidiaries (i) knows of any fact or circumstance, or (ii) has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Document, in each case, that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 3.18 Brokers. Except for fees (including the amounts due and payable assuming the Closings occur) set forth on Section 3.18 of the Company Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, any of its Subsidiaries or any of their respective Affiliates for which the Company or any of its Subsidiaries has any obligation.

Section 3.19 Real and Personal Property.

(a) Owned Real Property. The Company and its Subsidiaries do not own any real property.

(b) Leased Real Property. Section 3.19(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased, sub-leased or licensed by the Company and its Subsidiaries (the “Leased Real Property”) and all Real Property Leases pursuant to which the Company or any of its Subsidiaries is a tenant, sub-tenant or licensee as of the date of this Agreement. True and complete copies of all such Real Property Leases (or, for oral Real Property Leases, true and complete summaries of the terms thereof) have been made available to CPUH. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the Company or its Subsidiary (as applicable), enforceable in accordance with its terms against the Company or its Subsidiary (as applicable) and, to the Company’s knowledge, each other party thereto, subject to the Enforceability Exceptions. There is no material breach or default by the Company or its Subsidiary (as applicable) or, to the Company’s knowledge, any third party under any Real Property Lease. No notice under any Real Property Lease has been delivered or received by the Company or any of its Subsidiaries with respect to any breach or default thereunder which has not been cured.

(c) Personal Property. The Company and its Subsidiaries have good, valid and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material tangible assets and properties of the Company and its Subsidiaries reflected in the Company Financial Statements or thereafter acquired by the Company or any of its Subsidiaries prior to the date hereof, except for assets disposed of in the ordinary course of business.

Section 3.20 Transactions with Affiliates. Section 3.20 of the Company Disclosure Schedules sets forth all Contracts between (a) the Company or any of its Subsidiaries, on the one hand, and (b) any officer, director, employee, equityholder or Affiliate of the Company or any of its Subsidiaries, or any family member of the foregoing Persons, on the other hand (each Person identified in this Section 3.20, a “Company Related Party” and each Contract identified in the foregoing clauses (a) and (b) of this Section 3.20, a “Related Party Contract”), other than (i) Contracts with respect to a Company Related Party’s employment with or service as a director to (including benefit plans and other ordinary course compensation from) the Company or any of its Subsidiaries entered into in the ordinary course of business, and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in the Business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, lender, partner, lessor, lessee or other material business relation of the Company or any of its Subsidiaries, or (C) owes any material amount to, or is owed any material amount by, the Company or any of its Subsidiaries (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts (including the Related

Party Contracts), arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.20 are referred to herein as “Company Related Party Transactions”.

Section 3.21 Data Privacy and Security.

(a) The Company and its Subsidiaries have at all times for the past three (3) years complied in all material respects with all applicable Privacy Laws, Privacy and Data Security Policies (as defined below) and contractual commitments relating to the Processing of Personal Data (collectively, the “Privacy Requirements”). The Company has implemented adequate written policies relating to the Processing of Personal Data, as and to the extent required by applicable Laws (“Privacy and Data Security Policies”).

(b) For the past three (3) years, there has not been any and, to the Company’s knowledge there is no pending Proceeding against the Company or any of its Subsidiaries initiated by (i) any Person, (ii) the United States Federal Trade Commission, any state attorney general or similar state official, (iii) any other Governmental Entity, foreign or domestic, or (iv) any regulatory or self-regulatory entity, alleging that any Processing of Personal Data by or on behalf of the Company or any of its Subsidiaries is in violation of any Privacy Requirements.

(c) To the Company’s knowledge, during the past three (3) years, there has been no breach of security resulting in unauthorized access, use or disclosure of Personal Data in the possession or control of the Company or any of its Subsidiaries or, to the Company’s knowledge, any of its contractors with regard to any Personal Data obtained from or on behalf of the Company or any of its Subsidiaries, or any unauthorized intrusions or breaches of security into the Company’s or its Subsidiaries’ systems.

(d) The Company and its Subsidiaries own or have a license to use the Company IT Systems as necessary to operate the Business as currently conducted, and the Company IT Systems operate and perform in a manner that permits the Company and its Subsidiaries to conduct the Business as currently conducted. To the Company’s knowledge, none of the Company IT Systems contain any worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine that causes the Software of any portion thereof to be erased, inoperable or otherwise incapable of being used, either automatically, with the passage of time or upon command by any unauthorized person.

(e) The Company has taken commercially reasonable organizational, physical, administrative and technical measures required by the Privacy Requirements, and consistent with industry standards, designed to protect the integrity, security and operations of the Company IT Systems. The Company and its Subsidiaries have implemented commercially reasonable procedures, satisfying the requirements of applicable Privacy Laws in all material respects, designed to detect data security incidents and to protect Personal Data against loss and against unauthorized access, use, modification, disclosure or other misuse.

(f) The consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Documents will not violate any applicable Privacy Requirements, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and Pubco to consummate the Mergers.

Section 3.22 Compliance with International Trade & Anti-Corruption Laws.

(a) Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective Affiliates or Representatives acting for or on their behalf, is or has been, for the past five (5) years a Sanctioned Person or a Restricted Person.

(b) Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective Affiliates or Representatives acting for or on their behalf, is or for the past five (5) years has been in violation of any applicable Sanctions and Export Control Laws. The Company and its Subsidiaries have obtained all applicable import and export licenses as well as all other necessary licenses, Consents, notices, waivers, approvals, Orders, authorizations, and declarations, and completed all necessary registrations and filings, required under applicable Sanctions and Export Control Laws.

(c) Neither the Company nor any of its Subsidiaries has (i) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions and Export Control Laws, (ii) been the subject of a past, current, pending or threatened investigation, inquiry or enforcement Proceeding for a violation of Sanctions and Export Control Laws, or (iii) received any notice, request, penalty, or citation for any actual or potential non-compliance with Sanctions and Export Control Laws.

(d) The Company and its Subsidiaries have in place policies, controls, and systems reasonably designed to promote compliance with all applicable Sanctions and Export Control Laws.

(e) Since January 1, 2018, neither the Company nor any of its Subsidiaries nor their directors, officers, employees or, to the Company’s knowledge, any of their respective Affiliates or agents acting for or on their behalf, has directly or indirectly (i) made, offered, promised, paid, received or caused to be made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any “foreign official” (as defined in the FCPA), foreign political party or official thereof, candidate for foreign political office or other person for the purpose of (a) influencing any official act or decision of such official, party or candidate, (b) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, or (c) securing any improper advantage, in the case of (a), (b) and (c) above in order to assist the Company or any of its Subsidiaries or Affiliates in obtaining or retaining business for or with, or directing business to, any person, or (ii) otherwise violated any Anti-Corruption Laws. Since January 1, 2018, there have been no pending or, to the Company’s knowledge, threatened government investigations, enforcement actions, or settlements regarding the Company’s compliance with any Anti-Corruption Laws, and the Company has not made any voluntary disclosure regarding any Anti-Corruption Laws or received any notice or other communication from any source regarding an alleged violation of, or failure to comply with, any Anti-Corruption Laws.

Section 3.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference prior to the Closings in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective, when the Registration Statement/Proxy Statement is mailed to the Pre-Closing CPUH Stockholders, or at the time of the CPUH Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.24 Regulatory Compliance.

(a) The Company and its Subsidiaries have filed all required Regulatory Permits and the Company, its Subsidiaries and the Company Products are in compliance in all material respects with all such Regulatory Permits. To the knowledge of the Company, (i) no Governmental Entity is considering limiting, suspending or revoking any Regulatory Permit held by the Company or any of its Subsidiaries, if any, and (ii) each third party that is a manufacturer, contractor or agent for the Company or any of its Subsidiaries is in compliance in all material respects with all Regulatory Permits, if any, required by all applicable Healthcare Laws insofar as they reasonably pertain to the Business or Company Products.

(b) Neither the Company nor any of its Subsidiaries has, nor, to the Company’s knowledge, have any of their Representatives acting on their behalf, received any written notice that the FDA or any other Governmental

Entity responsible for oversight or enforcement of any applicable Healthcare Law, or any institutional review board (or similar body responsible for oversight of human subjects research) or institutional animal care and use committee (or similar body responsible for oversight of animal research), has initiated, or threatened to initiate, any Proceeding to restrict or suspend preclinical or nonclinical research on or clinical study of any Company Product or in which the Governmental Entity alleges or asserts a failure to comply with applicable Healthcare Laws.

(c) There are no Proceedings pending or, to the Company’s knowledge, threatened, with respect to any alleged violation by the Company or any of its Subsidiaries or, to the Company’s knowledge, any of their Affiliates or Representatives acting for or on their behalf, of the United States Federal Food, Drug, and Cosmetic Act (the “FDCA”) or any other applicable Healthcare Law as it relates to the Business or a Company Product, and neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge, any of their Representatives acting on their behalf, is party to or subject to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement order or similar Contract with or imposed by any Governmental Entity related to any applicable Healthcare Law. Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any of their respective contract manufacturers or clinical trial sites has received any FDA Form 483s, warning letters, other similar correspondence or written notice from the FDA or any other Governmental Entity alleging or asserting material noncompliance with any applicable Healthcare Laws.

(d) All Company Products are, as applicable, developed, tested, investigated and manufactured in compliance in all material respects with applicable protocols and Healthcare Laws, including all applicable good clinical practices and quality system regulations of the FDA or any other Governmental Entity. To the knowledge of the Company, no event has occurred that has adversely affected the integrity, in the aggregate, of data or other results collected or otherwise obtained in connection with clinical trials, nonclinical research or manufacturing activities conducted by or on behalf of the Company or its Subsidiaries, on the overall conclusions in any such trial or research with respect to the Company’s Products.

(e) Neither the Company nor any of its Subsidiaries has, nor as it relates to the Company or its Subsidiaries or any Company Product, to the Company’s knowledge has, any Person engaged by the Company or any of its Subsidiaries for contract research, consulting or other collaboration services with respect to any Company Product, made any untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Entity responsible for enforcement or oversight with respect to applicable Healthcare Laws, or failed to disclose a material fact required to be disclosed to the FDA or such other Governmental Entity that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental Entity to invoke a similar policy.

(f) All preclinical studies conducted or being conducted with respect to all Company Products by or at the direction of the Company or any of its Subsidiaries have been and are being conducted in material compliance with accepted professional scientific standards and all applicable Law, including all applicable Healthcare Laws, including the applicable requirements of Good Laboratory Practices.

(g) None of the Company, its Subsidiaries or, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ respective owners with a 5% or greater equity interest in the Company, directors, officers, employees, or individual independent contractors or other service providers, including clinical trial investigators(i) have been or are currently disqualified or excluded, (ii) to the Company’s knowledge are currently subject to an investigation or Proceeding that would reasonably be expected to result in disqualification, exclusion, debarment or the assessment of civil monetary penalties for violation of any health care programs of any Governmental Entity under, or (iii) have been convicted of any crime regarding health care products or services, or engaged in any conduct that would reasonably be expected to result in any such debarment, exclusion, disqualification, or ineligibility under applicable Healthcare Laws, including, (A) debarment under 21

U.S.C. Section 335a or any similar Law, (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law, or (C) exclusion under 48 CFR Subpart Section 9.4, the System for Award Management Nonprocurement Common Rule. None of the Company, its Subsidiaries or, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ current or former directors, officers, employees, or individual independent contractors or other service providers to the extent acting on behalf of the Company or any of its Subsidiaries, have been subject to any consent decree of, or criminal or civil fine or penalty imposed by, any Governmental Entity related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances. None of the Company, its Subsidiaries or, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ current or former directors, officers, employees, or individual independent contractors or other service providers to the extent acting on behalf of the Company or any of its Subsidiaries, has been (1) subject to any enforcement, regulatory or administrative proceedings against or affecting the Company or any of its Affiliates relating to material violations of any Healthcare Law and, to the Company’s knowledge, no such enforcement, regulatory or administrative proceeding has been threatened, or (2) a party to any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order or similar agreement imposed by any Governmental Entity. None of the Company, its Subsidiaries or, to the Company’s knowledge, any of the Company’s or its Subsidiaries’ directors, officers, employees, or individual independent contractors or other service providers to the extent acting on behalf of the Company or any of its Subsidiaries, have received notice from the FDA, any other Governmental Entity or any health insurance institution with respect to debarment, disqualification or restriction.

(h) All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any similar foreign Governmental Entity by the Company or any of its Subsidiaries have been so filed, maintained or furnished. To the knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected or supplemented by a subsequent filing).

(i) Without limiting the foregoing in this Section 3.24, (A) in the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, has received written notice from the FDA, the Federal Trade Commission or other Governmental Entity in connection with advertising or promotion of any Company Products, and in respect of the Business or Company Products, alleging or asserting noncompliance with requirements of any applicable Law and (B) the Company, its Subsidiaries and, to the Company’s knowledge, their Affiliates or Representatives acting for or on their behalf, are and have been for the past three (3) years in compliance in all material respects with all applicable Healthcare Laws.

Section 3.25 Government Contracts. Neither the Company nor any of its Subsidiaries is party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement with any Governmental Entity or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Entity that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services (such Contracts, “Government Contracts”). Neither the Company nor any of its Subsidiaries has provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

Section 3.26 Investigation; No Other Representations.

(a) Each of the Company and Pubco, on its own behalf and on behalf of its Affiliates and Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the CPUH Parties, and (ii) it has been furnished with or given access to such documents and information about the CPUH Parties and their respective businesses and operations as it and its

Affiliates and Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each of the Company and Pubco has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any CPUH Party or any other Person, either express or implied, and each of the Company and Pubco, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the CPUH Parties nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.27 PPP and Similar Loans. Except as set forth in Section 3.27 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has applied for or received any loans pursuant to the Paycheck Protection Program established by the CARES Act or any similar Law or program. Neither the Company nor any of its Subsidiaries has any outstanding loans pursuant to the Paycheck Protection Program established by the CARES Act or any similar Law or program.

Section 3.28 Financing Arrangements. The Company has delivered to CPUH true and complete copies of each of (i) the Revenue Interest Financing Agreement and the RTW Side Letter, (ii) the Chardan Commitment Letter and all Contracts to be entered into by the Company or any of its Subsidiaries in connection with the Chardan Equity Line and (iii) the Fortress Bridging Agreement and all Contracts to be entered into, or previously entered into, by the Company or any of its Subsidiaries in connection with the Fortress Financing.

Section 3.29 Business Activities. Pubco was incorporated solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation or formation, as applicable, or the negotiation, preparation or execution of this Agreement, the performance of its covenants or agreements in this Agreement or the consummation of the transactions contemplated hereby. Pubco has no Indebtedness.

Section 3.30 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY CPUH PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, PUBCO NOR ANY OTHER PERSON MAKES, AND EACH OF THE COMPANY AND PUBCO EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY AND ITS SUBSIDIARIES THAT HAVE BEEN MADE AVAILABLE TO ANY CPUH PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY AND ITS SUBSIDIARIES BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY CPUH PARTY OR ANY OF THEIR REPRESENTATIVES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT

IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY CPUH PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY CPUH PARTY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY EITHER OF THE COMPANY OR PUBCO OR ANY OF THEIR RESPECTIVE REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES RELATING TO THE CPUH PARTIES

(a) Subject to Section 8.8, except as set forth on the CPUH Disclosure Schedules or as set forth in any CPUH SEC Reports filed or furnished with the SEC at least one (1) Business Day prior to the date hereof (excluding (i) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), and (ii) any matters required to be disclosed for purposes of Section 4.2 (Authority) and Section 4.6(a) (Capitalization), each CPUH Party hereby represents and warrants to the Company and Pubco, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Organization and Qualification. Each CPUH Party is a corporation or limited liability company, as applicable, duly organized, incorporated or formed, as applicable, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, as applicable.

Section 4.2 Authority.

(a) Each CPUH Party has the requisite corporate or similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder (subject to the CPUH Stockholder Approval and the stockholder approval of Merger Sub I and the member approval of Merger Sub II, in each case as contemplated in Section 5.9) and to consummate the transactions contemplated hereby and thereby. Subject to obtaining the CPUH Stockholder Approval and the approvals and consents to be obtained by each Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a CPUH Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of such CPUH Party. This Agreement and each Ancillary Document to which a CPUH Party is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by such CPUH Party and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of such CPUH Party (assuming that this Agreement and the Ancillary Documents to which such CPUH Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such CPUH Party in accordance with their terms, subject to Enforceability Exceptions.

(b) On or prior to the date of this Agreement, each of the CPUH Board, the board of directors of Merger Sub I and the board of managers of Merger Sub II has (a) determined that this Agreement, the Ancillary Documents to which CPUH, Merger Sub I or Merger Sub II, as applicable, is or will be party and the transactions contemplated hereby and thereby are fair to, advisable and in the best interests of CPUH, Merger Sub I, Merger Sub II and their respective stockholders or members, as applicable, respectively, (b) approved and declared advisable this Agreement, the Ancillary Documents to which CPUH, Merger Sub I or Merger Sub II, as applicable, respectively, is or will be party and the transactions contemplated hereby and thereby, and

(c) resolved to recommend that the stockholders or members, as applicable, of CPUH, Merger Sub I and Merger Sub II, respectively, adopt and approve this Agreement, the Ancillary Documents to which the CPUH, Merger Sub I or Merger Sub II, as applicable, is or will be party and the transactions contemplated hereby and thereby and, in the case of CPUH, each other Required Transaction Approval.

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any CPUH Party with respect to such CPUH Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the Resale Registration Statement and the declaration of the effectiveness thereof by the SEC, and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificates of Merger, (iv) the approvals and consents to be obtained by either Merger Sub pursuant to Section 5.9, (v) the CPUH Stockholder Approval, or (vi) any other Consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a CPUH Material Adverse Effect.

(b) Subject to receipt of the approvals set forth in Section 4.3(a), neither the execution, delivery or performance by any CPUH Party of this Agreement nor the Ancillary Documents to which any CPUH Party is or will be a party, nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of any CPUH Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which any CPUH Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such CPUH Party or any of its properties or assets are bound, or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any CPUH Party, except, in the case of any of clauses (ii) through (iv) above, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a CPUH Material Adverse Effect.

Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closings occur) set forth on Section 4.4 of the CPUH Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CPUH or any of its Affiliates for which CPUH has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of either CPUH Party expressly for inclusion or incorporation by reference prior to the Closings in the Registration Statement/Proxy Statement will, when the Registration Statement/Proxy Statement is declared effective or when the Registration Statement/Proxy Statement is mailed to the Pre-Closing CPUH Stockholders or at the time of the CPUH Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Capitalization.

(a) The authorized capital stock of CPUH consists of (i) 300,000,000 shares of Class A Common Stock, (ii) 30,000,000 shares of Class B Common Stock, and (iii) 3,000,000 shares of preferred stock, in each case, par value $0.0001 per share. As of February 8, 2023, there were (A) 9,223,194 shares of Class A Common Stock and

21,532,500 shares of Class B Common Stock issued and outstanding, all of which were validly issued, fully paid and non-assessable, (B) 30,000 shares of CPUH Common Stock held in the treasury of CPUH, (C) 34,395,833 shares of Class A Common Stock and no shares of Class B Common Stock reserved for future issuance pursuant to CPUH Warrants, and (D) 34,395,655 CPUH Warrants issued and outstanding, of which 12,833,333 CPUH Warrants were CPUH Private Warrants.

(b) Except for this Agreement, the Ancillary Documents or the transactions contemplated hereby and thereby (including the PIPE Financing), and other than the 34,395,655 CPUH Warrants, there are no outstanding (i) equity appreciation, phantom equity or profit participation rights, or (ii) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts or obligations that would require CPUH, except as contemplated by this Agreement, the Ancillary Documents (including the Subscription Agreements) or as mutually agreed in writing by the Parties, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of CPUH. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of CPUH Equity Securities to which CPUH, the Sponsor or, to CPUH’s knowledge, any other Person is a party.

(c) The Equity Securities of each Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which CPUH is a party or bound. All of the outstanding Equity Securities of each Merger Sub are owned directly by CPUH free and clear of all Liens (other than transfer restrictions under applicable Securities Laws). As of the date of this Agreement, CPUH has no Subsidiaries other than Merger Sub I and Merger Sub II and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub I and Merger Sub II.

(d) Section 4.6(d) of the CPUH Disclosure Schedules sets forth a list of all Indebtedness of CPUH as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement and the debtor and the creditor thereof.

Section 4.7 SEC Filings. CPUH has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “CPUH SEC Reports”). Each of the CPUH SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the CPUH SEC Reports. As of their respective dates of filing, the CPUH SEC Reports did not (a) contain any untrue statement of a material fact, or (b) omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading in any material respect. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the CPUH SEC Reports.

Section 4.8 Trust Account. As of February 7, 2023, CPUH has an amount in cash in the Trust Account equal to at least $94,720,104.94. The funds held in the Trust Account are held in trust pursuant to that certain Investment Management Trust Agreement, dated February 4, 2021, between CPUH and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate agreements, side letters or other understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the CPUH SEC Reports to be inaccurate in any material respect or, to CPUH’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing CPUH Stockholders who

shall have elected to redeem their Class A Common Stock pursuant to the Governing Documents of CPUH, or (iii) if CPUH fails to complete a business combination within the allotted time period set forth in the Governing Documents of CPUH and liquidates the Trust Account, subject to the terms of the Trust Agreement, CPUH (in limited amounts to permit CPUH to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of CPUH) and then the Pre-Closing CPUH Stockholders). Prior to the Closings, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of CPUH and the Trust Agreement. CPUH has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of CPUH, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since February 4, 2021, CPUH has not released any money from the Trust Account (other than (i) interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement and (ii) in connection with redemptions made pursuant to the Governing Documents of CPUH). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes, or (B) to the Pre-Closing CPUH Stockholders who have elected to redeem their Class A Common Stock pursuant to the Governing Documents of CPUH, each in accordance with the terms of and as set forth in the Trust Agreement, CPUH shall have no further obligation under either the Trust Agreement or the Governing Documents of CPUH to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9 Transactions with Affiliates. Section 4.9 of the CPUH Disclosure Schedules sets forth all Contracts between (a) CPUH, on the one hand, and (b) any officer, director, employee, equityholder (including the Sponsor) or Affiliate of either CPUH, the Sponsor or any family member of the forgoing Persons, on the other hand (each Person identified in this Section 4.9, a “CPUH Related Party”), other than (i) Contracts with respect to a CPUH Related Party’s employment with or service as a director to CPUH entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation), (ii) the Governing Documents of each Merger Sub, and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or Section 5.11 or entered into in accordance with Section 5.10 or Section 5.11. No CPUH Related Party (A) owns any interest in any material asset used in the business of CPUH, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, lender, partner, customer, lessor, lessee or other material business relation of CPUH or (C) owes any material amount to, or is owed any material amount by, CPUH. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “CPUH Related Party Transactions.”

Section 4.10 Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding or judgment pending or, to CPUH’s knowledge, threatened against any CPUH Party that, if adversely decided or resolved, has been, or would reasonably be expected to be, material to the CPUH Parties, taken as a whole, or has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of CPUH to consummate the Mergers. As of the date of this Agreement, none of the CPUH Parties nor any of their respective properties or assets is subject to any Order. As of the date of this Agreement, there are no material, Proceedings by any CPUH Party pending against any other Person.

Section 4.11 Compliance with Applicable Law. Each CPUH Party is (and since its incorporation has been) in compliance with all applicable Laws, except as has not been, and would not reasonably be expected to be, individually in the aggregate, material to the CPUH Parties, taken as a whole, or has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of CPUH to consummate the Mergers.

Section 4.12 Merger Sub Activities. Each Merger Sub was incorporated or formed, as applicable, solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its incorporation or formation, as applicable, or the negotiation, preparation or execution of this Agreement, the performance of its covenants or agreements in this Agreement or the consummation of the transactions contemplated hereby. Neither Merger Sub has any Indebtedness.

Section 4.13 Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of CPUH’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) CPUH has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of CPUH’s financial reporting and the preparation of CPUH’s financial statements for external purposes in accordance with GAAP, and (ii) CPUH has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that information relating to CPUH is made known to CPUH’s principal executive officer and principal financial officer by others within CPUH. Such disclosure controls and procedures are effective in timely alerting CPUH’s principal executive officer and principal financial officer to material information required to be included in CPUH’s periodic reports required under the Exchange Act.

(b) Each director and executive officer of CPUH has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. CPUH has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since its initial public offering, CPUH has complied in all material respects with all applicable listing and corporate governance rules and regulations of NYSE. The classes of securities representing issued and outstanding Class A Common Stock and CPUH Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE. There is no Proceeding pending or, to the knowledge of CPUH, threatened against CPUH by NYSE or the SEC with respect to any intention by such entity to deregister the Class A Common Stock or CPUH Warrants or prohibit or terminate the listing of Class A Common Stock or CPUH Warrants on NYSE. Except as contemplated by this Agreement (including in connection with the CPUH Merger), CPUH has not taken any action that is designed to terminate the registration of Class A Common Stock under the Exchange Act.

(d) The CPUH SEC Reports contain true and complete copies of the financial statements (including all related notes and schedules thereto) of CPUH (the “CPUH Financial Statements”). The CPUH Financial Statements (A) fairly present in all material respects the financial position of CPUH as at the respective dates thereof, and the results of its operations and cash flows for the respective periods then ended and fairly present, in all material respects, its stockholders’ equity, (B) were prepared in conformity with GAAP applied on a consistent basis during the periods involved, and (C) comply, in all material respects, with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) CPUH has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for CPUH’s and its Subsidiaries’ assets. CPUH maintains and, for all periods covered by the CPUH Financial Statements, has maintained, in all material respects in accordance with GAAP and applicable Law, books and records of CPUH in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and Liabilities of CPUH.

(f) There are no outstanding loans or other extensions of credit made by CPUH to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of CPUH.

(g) Except as set forth on Section 4.13(g) of the CPUH Disclosure Schedules, since its incorporation, neither CPUH nor, to the knowledge of CPUH, CPUH’s independent auditors has received or been made aware of any written complaint, allegation, assertion or claim that there is or there has been, (i) a “significant deficiency” in the internal controls over financial reporting of CPUH, (ii) a “material weakness” in the internal controls over financial reporting of CPUH, or (iii) fraud, whether or not material, that involves management or other employees of CPUH who have a significant role in the internal controls over financial reporting of CPUH.

Section 4.14 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the CPUH Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any stockholder demand or other stockholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (c) set forth or disclosed in the CPUH Financial Statements, (d) that have arisen since the date of the most recent balance sheet included in the CPUH SEC Reports in the ordinary course of business, (e) either permitted to be incurred pursuant to or incurred in accordance with Section 5.10 or (f) that have not been, and would not reasonably be expected to be, individually or in the aggregate, material to CPUH or that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of CPUH to consummate the Mergers, CPUH does not have any Liabilities.

Section 4.15 Employee Matters. CPUH does not have any current or former employees, and does not maintain, sponsor, contribute to or have any present or future Liability with respect to (other than as a result of the transactions contemplated by this Agreement) any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA).

Section 4.16 Tax Matters.

(a) Except with respect to any Taxes or Tax Returns required pursuant to Section 4501 of the Code: (i) each CPUH Party has prepared and filed all income and other material Tax Returns required to have been filed by it and (ii) all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each CPUH Party has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) Each CPUH Party has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) No CPUH Party is currently the subject of a Tax audit or examination, and has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) No CPUH Party has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e) None of the CPUH Parties is and none of the CPUH Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(f) There are no Liens for Taxes on any assets of any CPUH Party other than Permitted Liens.

(g) No written claims have ever been made by any Tax Authority in a jurisdiction where a CPUH Party does not file a particular type of Tax Return or pay a particular type of Tax that a CPUH Party is or may be required to file such type of Tax Return in or pay such type of Tax to that jurisdiction, which claims have not been resolved or withdrawn.

(h) Each CPUH Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(i) No CPUH Party has a branch, permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(j) No CPUH Party will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date outside of the ordinary course of Business or (v) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(k) At all times since its formation, Merger Sub II has been treated as an entity disregarded as separate from CPUH for U.S. federal income tax purposes. CPUH has not filed any election (or otherwise take any position) inconsistent with such treatment as an entity disregarded as separate from CPUH for U.S. federal income tax purposes.

(l) None of the CPUH Parties (i) knows of any fact or circumstance, or (ii) has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Documents, in each case, that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 4.17 Investigation; No Other Representations.

(a) Each CPUH Party, on its own behalf and on behalf of its Affiliates and Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of, the Company and its Subsidiaries, and (ii) it has been furnished with or given access to such documents and information about the Company, its Subsidiaries and the Business as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents to which it is or will be a party and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each CPUH Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, Pubco or any other Person, either express or implied, and each CPUH Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, Pubco nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.18 PIPE Investment. CPUH has delivered to the Company true and complete copies of the Subscription Agreements as of the date hereof.

Section 4.19 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO EITHER THE COMPANY OR PUBCO, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NONE OF THE CPUH PARTIES NOR ANY OTHER PERSON MAKES, AND EACH CPUH PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY CPUH PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY CPUH PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH CPUH PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY EITHER THE COMPANY OR PUBCO, OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF EITHER THE COMPANY OR PUBCO ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF EACH OF THE COMPANY AND PUBCO, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY CPUH PARTY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5

COVENANTS

Section 5.1 Conduct of Business of the Company and Pubco.

(a) From and after the date of this Agreement until the earlier of the Intermediate Merger Effective Time or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries (including Pubco) to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules or as expressly consented to in writing by CPUH (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the Business in the ordinary course consistent with past practice, in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Company and its Subsidiaries; provided that in no event shall the Company’s and its Subsidiaries’ compliance with Section 5.1(b) constitute a breach of this Section 5.1(a); and provided further, that any action taken, or omitted to be taken in good faith, by the Company or any of its Subsidiaries, or by the Company Board or the board of directors of any Subsidiary, to the extent such act or omission is reasonably determined by the Company, such Subsidiary, the Company Board or the board of directors of the relevant Subsidiary to be reasonably necessary or advisable to comply with any Pandemic Measures and is taken to preserve the continuity of the Business and/or the health and safety of the Company’s employees, shall in no event be deemed to constitute a breach of this Section 5.1;

provided, however, that the Company shall give CPUH prior written notice of any such act or omission to the extent reasonably practicable (and consider in good faith any suggestions or modifications from CPUH with respect thereto) and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause, the Company shall instead give such written notice to CPUH promptly after such act or omission.

(b) Without limiting the generality of the foregoing, during the Interim Period, the Company shall, except as expressly contemplated by this Agreement or any Ancillary Document, including the Company’s consummation of the Incremental Financing, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as expressly consented to in writing by CPUH (such consent, other than in the case of Section 5.1(b)(i), (ii), (iii), (iv), (v), (vi), (viii), (xii) (solely relating to the Company’s directors and officers), (xvi), (xvii), (xviii), (xix), (xx), (xxi), (xxiv), (xxv) or (xxvii) to the extent that it relates to those Sections, not to be unreasonably withheld, conditioned or delayed), not do, and shall cause its Subsidiaries (including Pubco) not to do, any of the following:

(i) declare, set a record date for, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any of its issued and outstanding Equity Securities, or repurchase, cancel, redeem, facilitate a capital reduction in respect of or otherwise acquire any of its issued and outstanding Equity Securities or any securities convertible into (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable for its Equity Securities, or offer to do any of these things;

(ii) (A) merge, consolidate, combine or amalgamate with any Person, or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Securities in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, limited liability company, joint venture, association or other business entity or organization or division thereof;

(iii) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of its Equity Securities or issue any other security in respect of, in lieu of or in substitution for its Equity Securities;

(iv) purchase, repurchase, redeem or otherwise acquire any Equity Securities of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of Equity Securities of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such Equity Securities, (ii) the withholding of Company Shares to satisfy Tax obligations with respect to Company Options and Company RSU Awards, (iii) repurchases of Equity Securities from former employees, officers, directors, consultants or other persons who performed services for the Company or its Subsidiaries in connection with the cessation of such employment or service, or (iv) transactions between the Company and any wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company;

(v) adopt or propose that its stockholders approve or adopt any amendments, supplements, restatements or modifications to its Governing Documents, or form or cause to be formed any Subsidiary of the Company;

(vi) (A) sell, assign, transfer, convey, abandon, lease, license, allow to lapse or expire or otherwise dispose of any material assets or properties (including the Leased Real Property but excluding Intellectual Property Rights), other than obsolete assets or properties or in the ordinary course of business, or (B) create, subject to or incur any Lien (other than a Permitted Lien) in respect of any material assets or properties (including the Leased Real Property but excluding Intellectual Property Rights);

(vii) acquire any ownership interest in any real property;

(viii) transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any of its Equity Securities or the Equity Securities of any Subsidiary, as applicable, or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating it to transfer, issue, deliver, sell, pledge, grant or otherwise directly or indirectly dispose of, or subject to a Lien, any of its Equity Securities or the Equity Securities of any Subsidiary, as applicable, in each case, other than in connection with the Revenue Interest Financing (solely pursuant to the terms of the agreements underlying such arrangements set forth in the forms thereof made available to CPUH), pursuant to the terms of the Company Convertible Notes as a result of the Convertible Notes Conversion or the exercise of any Company Option or Company Warrant pursuant to the terms thereof or issuance of Company Common Stock upon the vesting of any Company RSU Award;

(ix) (A) incur, create, assume or otherwise become liable for (whether directly, contingently or otherwise) or guarantee for the benefit of another Person, any Indebtedness in excess of $1,000,000 (other than the Revenue Interest Financing solely pursuant to the terms of the agreements underlying such arrangements set forth in the forms thereof made available to CPUH), and equipment financing and trade payables incurred in the ordinary course of Business), individually or in the aggregate or (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company;

(x) enter into, amend, modify, waive any material benefit or right under, novate, assign, assume or terminate or rescind any Material Contract or any Government Contract or any Contract that would be a Material Contract or Government Contract if entered into prior to the date hereof (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract or Government Contract or Contract that would be a Material Contract if entered into prior to the date hereof pursuant to its terms, or entering into additional work orders pursuant to, and in accordance with the terms of, any Material Contract or Government Contract);

(xi) make any loans, advances or capital contributions of money or other property to, or guarantees for the benefit of, or any investments in, any Person, other than (A) the reimbursement of expenses of employees in the ordinary course of business, (B) among the Company and its Subsidiaries and (C) prepayments and deposits paid to suppliers of the Company and its Subsidiaries in the ordinary course of business;

(xii) except as required by Law or under the terms of any Employee Benefit Plan as in effect on the date of this Agreement, (A) amend or modify in any respect, adopt, enter into, alter, waive any benefit or right under or terminate or rescind any Employee Benefit Plan or any benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) increase or agree to increase the compensation, bonus or other material benefits payable, or pay or agree to pay any bonus (other than any bonus payable in respect of 2022 that is paid in the ordinary course of business consistent with past practice) to, any current or former director, officer, manager, employee or other individual service provider, other than, in each case, individual annual and merit-based raises in the salary or wages of any current employee of up to fifty percent (50%) of such employee’s salary or wages as of the date of this Agreement, (C) take any action to accelerate any payment, right to payment or benefit, or the vesting or funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, officer, manager, employee or other individual service provider, (D) pay or agree to pay any severance or change in control pay or benefits, retention pay or benefits or any similar payments or benefits, or otherwise increase the severance or change in control pay or benefits, retention pay or benefits or any similar payments or benefits of any current or former executive, director, manager, officer, employee or other individual service provider, or (E) grant any equity or equity-based awards or interests to any current or former employee, officer, director or individual service provider, other than grants to current and new employees, officers, directors and service providers pursuant to the Company Equity Plans up to the aggregate number of shares set forth on Section 5.1(b)(xii) of the Company Disclosure Schedules;

(xiii) other than with respect to Key Employees of the Company or its Subsidiaries who receive annual compensation less than $300,000, (A) terminate the employment of any Key Employee of the Company or its Subsidiaries other than for cause (as determined by the Company or its Subsidiaries in their sole reasonable discretion) or (B) hire any Key Employees of the Company or its Subsidiaries whose employment is not terminable at will;

(xiv) except as required by Law, (A) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or (B) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(xv) waive the restrictive covenant obligations of any current or former employee or independent contractor of the Company or its Subsidiaries;

(xvi) make, change or revoke any material Tax election or material Tax accounting method, file any material Tax Return in a manner inconsistent with past practice, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any material Tax liability or any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, surrender or allow to expire any right to claim a refund of a material amount of Taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material Tax attribute, claim or assessment or enter into any Tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(xvii) waive, release, compromise, settle or satisfy any pending or threatened claim or compromise or settle any Liability, whether by Contract or otherwise, the performance of which would, at any time (A) involve the payment of more than $1,000,000 in the aggregate, (B) impose any material, non-monetary obligations on it (or CPUH or any of its Affiliates after the Closings), (C) require it to accept or concede material injunctive relief or (D) involve a Governmental Entity or alleged criminal wrongdoing;

(xviii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction;

(xix) change the Company’s accounting principles, policies, procedures, practices or methods in any material respect, or make any change which would materially affect the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, other than changes that are made in accordance with GAAP or PCAOB standards;

(xx) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement and the Ancillary Documents;

(xxi) enter into any Contract or other arrangement that materially restricts its or its Affiliates’ ability to engage or compete in any material line of business or enter into a new material line of business (other than Contracts with distributors entered into in the ordinary course of business consistent with past practice);

(xxii) make any capital expenditure that in the aggregate exceeds $1,000,000, other than any capital expenditure (or series of related capital expenditures) consistent with the capital expenditures budget set forth in Section 5.1(b)(xxii) of the Company Disclosure Schedules;

(xxiii) voluntarily fail to maintain in full force and effect material insurance policies covering it and its Affiliates and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xxiv) enter into any transaction or amend in any material respect any existing Contract with any Company Related Party excluding, to the extent permitted under Section 5.1(b)(xii), ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses;

(xxv) make any Change of Control Payment that is not set forth on Section 3.2(d) of the Company Disclosure Schedules;

(xxvi) sell, assign, transfer, convey, abandon, lease, license, allow to lapse or expire, or otherwise dispose of, fail to take any action necessary to maintain, enforce or protect, or create or incur any Lien

(other than Permitted Liens) on, any Intellectual Property Rights, except granting non-exclusive licenses pursuant to clinical trial agreements, supply agreements or distribution agreements in which clinical trials, supply services or distribution services are being performed for the Company or any of its Subsidiaries, in each case, that are entered into by the Company or any of its Subsidiaries in the ordinary course of business and where the grant of rights to use any Intellectual Property Rights are incidental, and not material to, any performance under each such agreement; or

(xxvii) enter into any Contract to take or cause to be taken, or otherwise become obligated to take or cause to be taken, any of the actions set forth in this Section 5.1(b).

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give CPUH, directly or indirectly, the right to control or direct the operations of the Company prior to the Intermediate Merger Closing.

Section 5.2 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective, as promptly as reasonably practicable, the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the conditions to the Closings set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to solicit proxies in connection with the CPUH Stockholder Approval, (iii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements, the Revenue Interest Financing, and the Fortress Financing on the terms set forth in the applicable agreements made available to CPUH and (iv) the Company taking, or causing to be taken, all actions necessary or advisable to cause all Related Party Contracts and accounts set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated or settled, effective as of the Intermediate Merger Closing without any further obligations or liabilities to the Company or any of its Affiliates (including, from and after the Intermediate Merger Effective Time, the Surviving Corporation)), and obtaining evidence reasonably satisfactory to CPUH that such agreements and accounts have been terminated or settled, effective prior to the Intermediate Merger Closing. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Documents. The Company shall pay any filing fees required in connection with obtaining such Consents of Governmental Entities (including that the Company shall pay the HSR Act filing fee (the “HSR Fee”)); provided that, subject to Section 8.6, each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (A) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within ten (10) Business Days) following the date of this Agreement, and (B) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. CPUH shall promptly inform the Company of any communication between any CPUH Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform CPUH of any communication between the Company or any of its Affiliates, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of CPUH and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (1) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities, (2) terminate, amend or assign existing relationships and contractual rights or obligations, including licenses, or (3) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party, except with CPUH’s and the Company’s prior written consent.

(b) During the Interim Period, and unless prohibited by applicable Law, the CPUH Parties, on the one hand, and the Company and Pubco, on the other hand, shall give counsel for the Company (in the case of any CPUH Party) or CPUH (in the case of the Company and Pubco) a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any CPUH Party, the Company, or, in the case of the Company and Pubco, CPUH in advance.

(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address certain subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.

(b) During the Interim Period, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to CPUH and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Company and its Subsidiaries (in a manner so as to not interfere with the normal business operations of the Company or, in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the Company (which may require remote and telephonic meetings)). Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to CPUH or any of its Representatives any information (i) if, and to the extent, doing so would (A) violate any Law to which the Company is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and any CPUH Party or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) During the Interim Period, upon reasonable advance written notice, CPUH shall provide, or cause to be provided, to the Company, Pubco and their respective Representatives during normal business hours reasonable access to the directors, officers, books and records of the CPUH Parties (in a manner so as to not interfere with the normal business operations of the CPUH Parties or, in light of COVID-19 or any Pandemic Measures, jeopardize the health or safety of any employee of the CPUH Parties (which may require remote and telephonic meetings)). Notwithstanding the foregoing, CPUH shall not be required to provide, or cause to be provided, to the Company, Pubco or any of their respective Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any CPUH Party is subject, (B) result in the disclosure of any trade secrets, (C) violate any legally-binding obligation of any CPUH Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any CPUH Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), CPUH shall use, and shall cause the other CPUH Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law, and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a CPUH Party, on the one hand, and the Company, Pubco or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that CPUH shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(d) The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Intermediate Merger Closing without any further action by any Party or any other Person.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), 5.7 and 5.8, none of the Parties or any of their respective Representatives or Affiliates shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closings, the Company and CPUH or, after the Closings, the Surviving Corporation; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closings, the disclosing Party and its Representatives shall, where permitted under applicable Law and feasible with regard to any time limits imposed thereby in relation to making such announcement or other communication, use reasonable best efforts to consult with the Company, if the disclosing party is any CPUH Party, or with CPUH, if the disclosing party is the Company or Pubco, prior to making such announcement or other communication, to review such announcement or communication and to give such non-disclosing party the opportunity to comment thereon, in which case the disclosing Party shall consider such comments in good faith, or (B) after the Closings, the disclosing Party and its Representatives shall, where permitted under applicable Law and feasible with regard to any time limits imposed thereby in relation to making such announcement or other communication, use reasonable best efforts to consult with the Surviving Corporation prior to making such announcement or other communication and to consider any comments of the Surviving Corporation thereon in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4, and (iii) upon advance written notice to the other Party, to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the CPUH Parties, the Sponsor and their respective Representatives may provide general information about the subject matter of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and CPUH prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. Promptly after the execution of this Agreement, CPUH shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to such filing and CPUH shall consider such comments in good faith. The Company, on the one hand, and CPUH, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or CPUH, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the CPUH Merger Effective Time, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Intermediate Merger Effective Time (but in any event within four (4) Business Days after the Intermediate Merger Effective Time), CPUH shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release, a description of the Closings and the required pro forma financial statements and the historical financial statements prepared by the Company and its accountants, in each case, as required by Securities Laws, which the Company shall have the opportunity to review and comment upon prior to such filing and CPUH shall consider such comments in good faith. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters.

(a) The Parties (i) shall not knowingly take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment and (ii) shall not take any position inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless required to do so pursuant to a “determination” (within the meaning of Section 1313(a) of the Code).

(b) The Parties hereby adopt this Agreement as a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder.

(c) CPUH and the Company shall use commercially reasonable efforts to cooperate, as and to the extent reasonably requested by each of them, in connection with the filing or amendment of any Tax Returns or any audit or other proceeding with respect to Taxes of the Surviving Corporation, the Surviving Subsidiary Company, and with each other and their respective counsel to document and support the Tax treatment of the Mergers in a manner consistent with the Intended Tax Treatment letters. Such cooperation shall include the retention and (upon the other’s reasonable request) the provision of records and information which are reasonably relevant to any such Tax Returns or audit or other proceeding and within such Party’s possession or obtainable without material cost or expense, and making employees or other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(d) If, in connection with the preparation and filing of the Registration Statement/Proxy Statement, the SEC (or its staff) requests or requires that Tax opinions be prepared and submitted in such connection, each Party shall use reasonable best efforts to deliver customary Tax representation letters (not to be inconsistent with this Agreement) satisfactory to the applicable Tax counsel, dated and executed as of the date the Registration Statement/Proxy Statement shall have been declared effective by the SEC or such other date(s) as determined by such Tax counsel in connection with the preparation and filing of the Registration Statement/Proxy Statement. If the SEC (or its staff) requests or requires any opinion on the United States federal income tax treatment of, or the United States federal income tax consequences to Company Stockholders of, the Intermediate Merger or Final Merger (or other United States federal income tax consequences to Company Stockholders), the Company shall cause such opinion (as so required or requested) to be provided by one of its advisors. If the SEC (or its staff) requests or requires any opinion on the United States federal income tax treatment of the CPUH Merger or other United States federal income tax consequences to CPUH Stockholders, CPUH shall cause such opinion (as so required or requested) to be provided by one of its advisors.

Section 5.6 Exclusive Dealing.

(a) Except in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, during the Interim Period, the Company shall not, and shall cause its Representatives and

Affiliates not to, directly or indirectly (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal, (ii) furnish or disclose any non-public information to any Person (other than to the Parties and their respective Affiliates and Representatives), or otherwise afford access to the business, properties, assets or personnel of the Company or any of its Subsidiaries, in each case, in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal, (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal, (iv) prepare or take any steps in connection with a public offering of any Equity Securities of the Company (or any Affiliate or successor of the Company), or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

(b) The Company shall (i) notify CPUH promptly upon receipt of any Company Acquisition Proposal by the Company or Pubco, describing the terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Person(s) making such Company Acquisition Proposal, unless the Company is bound by any confidentiality obligation entered into prior to the date hereof prohibiting the disclosure of such identity), and (ii) keep CPUH fully informed on a current basis of any modifications to such offer or information.

(c) Except in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby (including the PIPE Financing), during the Interim Period, the CPUH Parties shall not, and each of them shall direct their Representatives not to, directly or indirectly (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a CPUH Acquisition Proposal, (ii) furnish or disclose any non-public information to any Person (other than to the Parties and their respective Affiliates and Representatives), or otherwise afford access to the business, properties, assets or personnel of the CPUH Parties, in each case, in connection with, or that would reasonably be expected to lead to, a CPUH Acquisition Proposal, (iii) enter into any Contract or other arrangement or understanding regarding a CPUH Acquisition Proposal, (iv) prepare or take any steps in connection with an offering of any securities of any CPUH Party (or any Affiliate or successor of any CPUH Party), or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. CPUH agrees to (A) notify the Company promptly upon any CPUH Party obtaining any CPUH Acquisition Proposal, and to describe the terms and conditions of any such CPUH Acquisition Proposal in reasonable detail (including the identity of any Person making such CPUH Acquisition Proposal, unless any CPUH Party is bound by any confidentiality obligation entered into prior to the date hereof prohibiting the disclosure of such identity), and (B) keep the Company reasonably informed on a reasonably current basis of any modifications to such offer or information.

Section 5.7 Preparation of Registration Statement/Proxy Statement and Resale Registration Statement. As promptly as practicable following the date of this Agreement, (a) CPUH, the Company and Pubco shall jointly prepare and CPUH and Pubco, as applicable, shall file with the SEC, mutually acceptable materials which shall include the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be filed by CPUH with the SEC as part of the Registration Statement/Proxy Statement of Pubco and sent to the Pre-Closing CPUH Stockholders soliciting proxies from such stockholders to obtain the CPUH Stockholders Approval at the CPUH Stockholders Meeting, (b) Pubco shall prepare (with CPUH’s reasonable cooperation, including causing its Subsidiaries and Representatives to cooperate) and file with the SEC a registration statement on Form S-4 or such other applicable form, in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of, to the extent permitted by the rules and regulations promulgated by the SEC, the Pubco Common Stock and Assumed Warrants issuable in connection with the Intermediate Merger and the Pubco Common Stock and Pubco Warrants issuable in connection with the CPUH Merger (other than the Pubco Common Stock and Assumed Warrants to be received by the Specified Company Support Stockholders pursuant to Section 2.1(a)(xv)) (the

“Registration Statement”, and together with the Proxy Statement/Prospectus, the “Registration Statement/Proxy Statement”) and (c) Pubco shall prepare (with CPUH’s reasonable cooperation, including causing its Subsidiaries and Representatives to cooperate) and file with the SEC a registration statement on Form S-1 in connection with the registration under the Securities Act of, to the extent permitted by the rules and regulations promulgated by the SEC, the Pubco Common Stock and Assumed Warrants to be received by Specified Company Support Stockholders pursuant to Section 2.1(a)(xv), in order to enable the Surviving Corporation to file the Resale Registration Statement with the SEC as soon as reasonably practicable following the Closings, and in any event within thirty (30) days of the Closings (the “Resale Registration Statement”). Any lodgement and filing fees in connection with the filing of the Registration Statement/Proxy Statement with the SEC, and any fees and expenses incurred in connection with the preparation and distribution of the Registration Statement/Proxy Statement, shall, in each case, be borne by CPUH (the “Registration Statement Expenses”). Each of CPUH, Pubco and the Company shall use its reasonable best efforts to (i) cause the Registration Statement/Proxy Statement and the Resale Registration Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company and its Subsidiaries, by the provision of audited financial statements (in accordance with PCAOB standards) of, and any other information with respect to, the Company and its Subsidiaries for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement or the Resale Registration Statement, as applicable, under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC) and using reasonable best efforts to cause the Company’s auditors to deliver the required audit opinions and consents, and (ii) promptly notify the other Party of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; and each of CPUH, the Company and Pubco shall use its reasonable best efforts to (A) have the Registration Statement/Proxy Statement and Resale Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, and (B) keep the Registration Statement/Proxy Statement effective through the Closings in order to permit the consummation of the transactions contemplated by this Agreement. CPUH, on the one hand, and the Company and Pubco, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Affiliates and Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of CPUH or Pubco to the SEC, NYSE or in connection with the transactions contemplated by this Agreement and the Ancillary Documents (including the Signing Filing and the Closing Filing), including, for the avoidance of doubt, the Company providing for the Registration Statement/Proxy Statement its audited consolidated balance sheets as of December 31, 2022 and December 31, 2021 and its related consolidated statements of income (loss), changes in shareholders’ equity and cash flows for the fiscal years then ended, audited in accordance with applicable PCAOB auditing standards (the “Additional Company Financial Statements”), and necessary pro forma financial statements. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement or the Resale Registration Statement, then (1) such Party shall promptly inform, in the case of any CPUH Party, the Company thereof, or, in the case of the Company or Pubco, CPUH thereof, (2) such Party shall prepare and mutually agree upon with, in the case of CPUH, the Company and Pubco, or, in the case of the Company or Pubco, CPUH (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement/Proxy Statement or the Resale Registration Statement, (3) Pubco and CPUH, as applicable, shall promptly file such mutually agreed upon amendment or supplement with the SEC, and (4) the Parties shall reasonably cooperate, if appropriate, in promptly mailing such amendment or supplement to the Pre-Closing CPUH Stockholders. The Proxy Statement/Prospectus shall include materials for the approval by the Pre-Closing CPUH Stockholders of (i) a new equity incentive plan (the “New Equity Incentive Plan”) and (ii) to the extent required by applicable Securities Laws or the NYSE listing requirements, the new ESPP. The New Equity Incentive Plan will provide for awards of incentive stock options, non-statutory stock options and other stock-based awards (including restricted stock units) as determined by the administrator of the New Equity Incentive Plan in its sole discretion. The Company shall, with the assistance of a compensation consultant selected by the Company (with all fees and expenses of such consultant to be borne solely by the Company (the “New Equity Incentive Plan Fees”)), provide a proposed form of the New Equity

Incentive Plan within 30 days after the date of this Agreement. CPUH shall have a right to review and approve the New Equity Incentive Plan in advance, such approval not to be unreasonably withheld, conditioned or delayed, and the Parties shall otherwise cooperate to include such terms and conditions as are customary and appropriate for the New Equity Incentive Plan. Prior to the Intermediate Merger Effective Time, Pubco shall approve and adopt the New Equity Incentive Plan. To the extent not prohibited by Law, Pubco shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Pubco Common Stock, Pubco Warrants and Assumed Warrants for offering or sale in any jurisdiction, and Pubco, CPUH and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties hereto shall use reasonable best efforts to ensure that none of the information related to it or any of its Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement or the Resale Registration Statement will, at the time the Registration Statement/Proxy Statement or the Resale Registration Statement, respectively, is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 CPUH Stockholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, CPUH shall (a) duly give notice of, and (b) in any case within twenty-five (25) Business Days of such effectiveness, duly convene and hold a meeting of its stockholders (the “CPUH Stockholders Meeting”) in accordance with the Governing Documents of CPUH, for the purposes of obtaining the CPUH Stockholder Approval and, if applicable, any approvals related thereto, and providing its stockholders with the opportunity to elect to effect a CPUH Stockholder Redemption. Except as required by applicable Law, CPUH shall, through its board of directors, recommend to its stockholders (i) the adoption and approval of this Agreement and each Ancillary Document to which CPUH is a party and the transactions contemplated hereby and thereby (including the Mergers), (ii) to the extent required by applicable Securities Laws or the NYSE listing requirements, the adoption and approval of the issuance of Pubco Common Stock in connection with the transactions contemplated by this Agreement, as required by NYSE listing requirements, (iii) to the extent required by applicable Securities Laws or the NYSE listing requirements, the adoption and approval of the Required Governing Document Proposals, (iv) to the extent required by applicable Securities Laws or the NYSE listing requirements, the adoption of the New Equity Incentive Plan and the New ESPP, (v) the adoption and approval of each other proposal that either the SEC or NYSE (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto, (vi) the adoption and approval of each other proposal reasonably agreed by CPUH, Pubco and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, and (vii) the adoption and approval of a proposal for the adjournment of the CPUH Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (i) through (vii), the “Required Transaction Proposals”); provided that CPUH may postpone or adjourn the CPUH Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the CPUH Stockholder Approval, (B) for the absence of a quorum or (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that CPUH has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing CPUH Stockholders prior to the CPUH Stockholders Meeting; provided, further, that, without the consent of the Company, unless required by Law, (i) CPUH may only adjourn the CPUH Stockholders Meeting two (2) times, and (ii) in no event shall CPUH adjourn the CPUH Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. Except as required by applicable Law, the recommendation of the board of directors of CPUH contemplated by the preceding sentence shall be included in the Registration Statement/Proxy Statement.

Section 5.9 Merger Sub and Pubco Approvals.

(a) As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, (a) CPUH, as the sole stockholder of Merger Sub I, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub I is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) and (b) CPUH, as the sole member of Merger Sub II, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub II is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).

(b) As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, (a) the Company, as the sole stockholder of Pubco, will approve and adopt this Agreement, the Ancillary Documents to which Pubco is or will be a party (except for the Pubco Governing Documents, the New ESPP and the New Equity Incentive Plan, which shall be approved, pursuant to Section 5.19, promptly following the mutual agreement between CPUH and the Company of the forms thereof and, in any event, prior to the initial filing of the Registration Statement/Proxy Statement with the SEC) and the transactions contemplated hereby and thereby (including the Mergers) (together with the stockholder consent of Pubco contemplated by Section 5.19, the “Pubco Stockholder Written Consent”).

Section 5.10 Conduct of Business of CPUH. During the Interim Period, CPUH shall not, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the CPUH Merger, the PIPE Financing or any Sponsor Loans), as required by applicable Law, as set forth on Section 5.10 of the CPUH Disclosure Schedules, to reasonably comply with any applicable Pandemic Measures or as expressly consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a) seek an approval from the Pre-Closing CPUH Stockholders to amend, supplement, restate or modify the Trust Agreement, the Warrant Agreement or the Governing Documents of any CPUH Party or any of their Subsidiaries, or otherwise adopt any such amendments, supplements, restatements or modifications to;

(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any issued and outstanding Equity Securities of CPUH or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any issued and outstanding Equity Securities of CPUH or any of its Subsidiaries, as applicable, other than in connection with the CPUH Stockholder Redemption;

(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d) incur, create, guarantee or assume (whether directly, contingently or otherwise) any Indebtedness, except (i) for Indebtedness for borrowed money in an amount not to exceed $1,000,000 in the aggregate and (ii) as permitted pursuant to Section 5.11;

(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, CPUH or any of its Subsidiaries;

(f) issue any Equity Securities of CPUH or any of its Subsidiaries or grant any options, warrants or stock appreciation rights with respect to Equity Securities of CPUH or any of its Subsidiaries;

(g) enter into, renew, modify or revise any CPUH Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a CPUH Related Party Transaction), other than the entry into any Contract with a CPUH Related Party with respect to the incurrence of Indebtedness permitted by Section 5.10(d);

(h) engage in any activities or business, or incur any material Liabilities, other than with respect to any activities, business or Liabilities that are (i) either otherwise permitted under this Section 5.10 (including, for the avoidance of doubt, any activities, business or Liabilities contemplated by, or Liabilities incurred in connection with, or that are otherwise incidental or attendant to, this Agreement or any Ancillary Document, the performance of any covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby) or in accordance with or consented to by the Company pursuant to this Section 5.10, (ii) in connection with or incidental or related to its continuing corporate (or similar) existence or it being (or continuing to be) a public company listed on NYSE, or (iii) which are administrative or ministerial in nature and, in the case of this clause (iii), which are not material;

(i) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving CPUH or its Subsidiaries;

(j) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finder’s fee or other commission in connection with the transactions contemplated by this Agreement;

(k) make, change or revoke any material Tax election or material Tax accounting method, file any material Tax Return in a manner inconsistent with past practice, amend any material Tax Return, enter into any agreement with a Governmental Entity with respect to a material amount of Taxes, settle or compromise any claim or assessment by a Governmental Entity in respect of any material amount of Taxes, surrender any right to claim a refund a material amount of Taxes, consent to any extension or waiver of the statutory period of limitation applicable to any material Tax claim or assessment, or enter into any Tax sharing or similar agreement (other than any agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes);

(l) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Proceeding);

(m) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices except changes that are made (i) in accordance with PCAOB standards, or (ii) as required by any Securities Law or any Order, directive, guideline, recommendation, statement, comment or guidance issued, passed, approved, published, promulgated or released by, the SEC, following reasonable prior consultation with the Company;

(n) create any new Subsidiary (other than Merger Sub I and Merger Sub II); or

(o) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.

Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of CPUH, and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, CPUH from using the funds held by CPUH outside the Trust Account to pay any Liabilities or other expenses of CPUH or from otherwise distributing or paying over any funds held by CPUH outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closings; provided, that prior to any distribution or payment of any funds to the Sponsor or any of its Affiliates pursuant to the foregoing sentence, CPUH shall cause any Indebtedness of CPUH payable or owing to the Sponsor or any of its Affiliates to be paid in full and discharged with no further Liability or obligation of CPUH.

Section 5.11 CPUH Borrowings; Indebtedness. During the Interim Period, CPUH shall be allowed to borrow from Sponsor or any of its Affiliates to meet CPUH’s reasonable funding requirements, with any such loans to be made on a non-interest bearing basis (including under any existing loans between CPUH and Sponsor, working capital loans or pursuant to that certain Administrative Services Agreement, dated February 4, 2021, between CPUH and Sponsor) (collectively, the “Sponsor Loans”). On the Closing Date, (a) $2,500,000 of such Sponsor Loans outstanding as of the Closing Date shall be paid at the Closing from the funds available in the Trust Account or from proceeds of the PIPE Financing or Revenue Interest Financing (or, if not so paid, by the Surviving Corporation), by wire transfer of immediately available funds to one or more accounts designated by Sponsor or such Affiliate and at the Intermediate Merger Effective Time, (b) in the event the aggregate amount of Sponsor Loans outstanding as of the Closing Date is greater than $2,500,000 (such excess, the “Sponsor Loan Excess”), the Sponsor Loan Excess, up to an amount not to exceed $5,250,000 (the “Sponsor Loan Equity Conversion Cap”), outstanding as of the Closing Date shall be converted into shares of Pubco Common Stock, equivalent in value to the amount of such Sponsor Loan Excess (capped at the Sponsor Loan Equity Conversion Cap), at a price per share of Pubco Common Stock of $7.04 and (c) with respect to any Sponsor Loan Excess above the Sponsor Loan Equity Conversion Cap (such excess, the “Extinguishable Sponsor Loan Excess”), such Extinguishable Sponsor Loan Excess shall be fully extinguished and forgiven and CPUH and the Surviving Corporation shall have no obligation to pay such excess amounts; provided that, notwithstanding anything in this Agreement to the contrary, the Company may, in its sole discretion, pursuant to an election by the Company made prior to the Closings, repay on the Closing Date some or all of the Sponsor Loan Excess, up to the Sponsor Loan Equity Conversion Cap, in cash.

Section 5.12 Stock Exchange Listing.

(a) From the date hereof through the Closing Date, CPUH shall ensure CPUH remains listed as a public company on NYSE. Each of CPUH, the Company and Pubco shall use its reasonable best efforts to, as promptly as reasonably practicable after the date of this Agreement (and in any event, as of immediately prior to or at the Intermediate Merger Effective Time), (a) cause the Pubco Common Stock to be issued in connection with the transactions contemplated by this Agreement, including the shares of Pubco Common Stock to be issued under this Agreement as Aggregate Intermediate Merger Closing Merger Consideration and CPUH Merger Consideration, and the Pubco Warrants (and the Pubco Common Stock issuable upon exercise thereof) to be approved for listing on the NYSE, as promptly as practicable following the issuance thereof, subject to official notice of issuance, on or prior to the Closing Date, (b) satisfy any applicable initial and continuing listing requirements of NYSE, and (c) cause the name of Pubco to be changed to “Allurion Technologies, Inc.” with the trading ticker “ALUR,” with effect from the Closing Date. During the Interim Period, each Party shall, as promptly as reasonably practicable, notify the other Parties of any material communications or correspondence received by such Party from NYSE regarding compliance with the rules and regulations of NYSE, and any potential suspension or delisting action contemplated or threatened by NYSE.

(b) From the date hereof through the CPUH Merger Effective Time, CPUH will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

(c) Prior to the CPUH Merger Effective Time, CPUH shall cooperate with Pubco and, with respect to CPUH, shall use its commercially reasonable efforts to take, or cause to be taken, all actions reasonably necessary to de-list all securities of CPUH from NYSE and de-register such securities under the Exchange Act as soon as practicable following the CPUH Merger Effective Time.

Section 5.13 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Intermediate Merger Closing, CPUH shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Pre-Closing CPUH Stockholders pursuant to the CPUH Stockholder Redemption, (B) pay the amounts, if any, due to the underwriters of CPUH’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and

(C) immediately thereafter, pay all remaining amounts then available in the Trust Account to CPUH in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.14 Company Stockholder Approval. As promptly as reasonably practicable (and in any event within forty-eight (48) hours) following the date that the Registration Statement becomes effective (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to CPUH a true and correct copy of a written consent (in form and substance reasonably satisfactory to CPUH) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL and the Company’s Governing Documents (including the Company Stockholder Approval) (the “Company Stockholder Written Consent”). The Company shall recommend to the Company Stockholders the approval and adoption of this Agreement and the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers). The Company shall provide to holders of the Company Convertible Notes and the Company Warrants any notices required to be delivered to such holders, and shall provide CPUH and its counsel reasonable opportunity to review and comment on any notices or deliverables pursuant to the documentation governing such Company Convertible Notes or Company Warrants prior to the dispatch or making thereof and shall incorporate all reasonable comments provided by CPUH and its counsel with respect thereto.

Section 5.15 CPUH Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of each CPUH Party, as provided in the applicable CPUH Party’s Governing Documents in effect as of immediately prior to the CPUH Merger Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the CPUH Merger Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the CPUH Merger Effective Time for a period of six (6) years, and (ii) the Surviving Corporation will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. During such six (6)-year period, the Surviving Corporation shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable CPUH Party’s Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the CPUH Parties’ Governing Documents or in other applicable agreements in effect as of immediately prior to the CPUH Merger Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the CPUH Merger Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the CPUH Merger Effective Time or at any time prior to such time, were directors or officers of any CPUH Party (the “CPUH D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the CPUH Merger Effective Time by reason of the fact that such CPUH D&O Person was a director or officer of any CPUH Party prior to the CPUH Merger Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) The Surviving Corporation shall not have any obligation under this Section 5.15 to any CPUH D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such CPUH D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) Pubco or CPUH shall purchase, at the expense of CPUH (subject to Section 8.6), at or prior to the CPUH Merger Closing and maintain in effect for a period of six (6) years after the CPUH Merger Effective Time, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the CPUH Parties as of the date of this Agreement with respect to any acts, errors or omissions occurring on or prior to the CPUH Merger Effective Time (the “CPUH D&O Tail Policy”). Such “tail” policy or policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under CPUH’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that Pubco and CPUH shall not be required to pay a premium for such “tail” policy or policies in excess of the amount set forth on Section 5.15(c) of the CPUH Disclosure Schedules (the “CPUH Maximum Amount”), and if such insurance is not available or exceeds the CPUH Maximum Amount, then CPUH shall purchase the maximum coverage available for a cost not exceeding the CPUH Maximum Amount.

(d) If, following the CPUH Merger Effective Time, the Surviving Corporation (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 5.15.

(e) The CPUH D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of CPUH.

Section 5.16 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to advancement, indemnification, limitations on liability or exculpation now existing in favor of the directors and officers of the Company and its Subsidiaries, as provided in the Company’s and its Subsidiaries’ Governing Documents in effect as of immediately prior to the Intermediate Merger Effective Time, in either case, solely with respect to any acts, errors or omissions occurring on or prior to the Intermediate Merger Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Intermediate Merger Effective Time for a period of six (6) years, and (ii) the Surviving Corporation will perform and discharge, or cause to be performed and discharged, all obligations to provide such advancement, indemnity, limitations on liability and exculpation during such six (6)-year period. During such six (6)-year period, the Surviving Corporation shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the Company’s and its Subsidiaries’ Governing Documents or other applicable agreements in effect as of the date hereof. The advancement, indemnification and liability limitation or exculpation provisions of the Company’s and its Subsidiaries’ Governing Documents or in other applicable agreements in effect as of immediately prior to the Intermediate Merger Effective Time shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Intermediate Merger Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Intermediate Merger Effective Time or at any time prior to such time, were directors or officers of the Company or any of its Subsidiaries (the “Company D&O Persons”) to receive advancement, be so indemnified, have their liability limited or be exculpated with respect to any act, error or omission occurring on or prior to the Intermediate Merger Effective Time by reason of the fact that such Company D&O Person was a director or officer of the Company prior to the Intermediate Merger Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of the Surviving Corporation, the Company or any of its Subsidiaries shall have any obligation under this Section 5.16 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at or prior to the Intermediate Merger Effective Time, and the Surviving Corporation shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Intermediate Merger Effective Time, without lapses in coverage, a “tail” policy or policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company or its Subsidiaries immediately prior to the Intermediate Merger Effective Time with respect to any acts, errors or omissions occurring on or prior to the Intermediate Merger Effective Time (the “Company D&O Tail Policy”). Such Company D&O Tail Policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies in effect immediately prior to the Intermediate Merger Effective Time; provided that the Company shall not be required to pay an aggregate premium for such “tail” policy or policies in excess of three hundred percent (300%) of the most recent aggregate annual premium paid by the Company prior to the date of this Agreement (the “Company Maximum Amount”), and if such insurance is not available or exceeds the Company Maximum Amount, then the Company shall purchase the maximum coverage available for a cost not exceeding the Company Maximum Amount. Notwithstanding the foregoing in this Section 5.16(c), the Company in its sole discretion, in lieu of purchasing the Company D&O Tail Policy, may choose to maintain (and if so chosen, the Surviving Corporation shall maintain or cause to be maintained) for a period of six (6) years after the Intermediate Merger Effective Time, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the Company and its Subsidiaries immediately prior to the Intermediate Merger Effective Time with respect to any acts, errors or omissions occurring on or prior to the Intermediate Merger Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Company’s or its Subsidiaries’ directors’ and officers’ liability insurance policies immediately prior to the Intermediate Merger Effective Time.

(d) If, following the Intermediate Merger Effective Time, the Surviving Corporation (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 5.16.

(e) The Company D&O Persons entitled to the advancement, indemnification, liability limitation, exculpation and insurance set forth in this Section 5.16 are intended to be third-party beneficiaries of this Section 5.16. This Section 5.16 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Pubco.

Section 5.17 Post-Closing Directors and Officers.

(a) Subject to the terms of their respective Governing Documents, each of the Company and Pubco shall take all such action within its power as may be necessary or appropriate such that immediately following the CPUH Merger Effective Time, the Pubco Board shall consist of seven (7) directors, a majority of whom shall be “independent” directors for purposes of NYSE rules (each, an “Independent Director”), to initially consist of:

(i) One (1) director to be nominated by Shantanu Gaur;

(ii) One (1) director to be nominated by Remus Capital;

(iii) One (1) director to be nominated by the Sponsor;

(iv) One (1) Independent Director to be nominated by Shantanu Gaur;

(v) One (1) Independent Director to be nominated by Remus Capital; and

(vi) Two (2) Independent Directors to be nominated by the Company, one of which to be designated by RTW in accordance with the RTW Side Letter;

in each case, who shall serve in such capacity in accordance with the terms of the Pubco Governing Documents and the Investor Rights Agreement following the CPUH Merger Effective Time, provided, that, the Company shall deliver or cause to be delivered by written notice to CPUH, as soon as reasonably practicable after the date hereof (but in any event prior to the effectiveness of the Registration Statement/Proxy Statement), the names of each director to be nominated pursuant to clauses (i), (ii), (iv), (v) and (vi) of this Section 5.17(a). Immediately following the CPUH Merger Effective Time, the non-executive co-chairman and lead independent director of the Pubco Board shall be as set forth on Section 5.17(a) of the Company Disclosure Schedules.

(b) The directors shall be divided into three classes, designated Class I, Class II and Class III, the composition of which shall be determined by the Company following the date of this Agreement. The members of the compensation committee, audit committee and nominating committee of the Pubco Board are the Persons determined in accordance with Section 5.17(c). The officers of Pubco (the “Officers”) are the Persons determined in accordance with Section 5.17(d).

(c) As soon as reasonably practicable after the date hereof (but in any event prior to the effectiveness of the Registration Statement/Proxy Statement), the Company shall, subject to applicable listing rules of NYSE and applicable Law, designate the members of the Pubco Board, as constituted immediately after the CPUH Merger Effective Time, who shall be the members of the compensation committee, audit committee and nominating committee of the Pubco Board immediately after the CPUH Merger Effective Time.

(d) The Persons identified on Section 5.17(d) of the Company Disclosure Schedules shall be the Officers immediately after the CPUH Merger Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that any Person identified on Section 5.17(d) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability or otherwise) to serve as an Officer, then, no later than 20 days prior to the effectiveness of the Registration Statement/Proxy Statement, the Company may, subject to applicable listing rules of NYSE and applicable Law, replace such individual with another individual to serve as such Officer by amending Section 5.17(d) of the Company Disclosure Schedules to include such replacement individual as such Officer.

Section 5.18 PIPE Subscriptions. Unless otherwise approved in writing by the Company, CPUH and Pubco shall not (other than changes that are solely ministerial and other de minimis changes) permit any amendment or modification to be made to, permit any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than any assignment or transfer expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision). Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements have been satisfied, CPUH and Pubco shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein. Without limiting the generality of the foregoing, CPUH and Pubco shall give the Company prompt written notice (a) of any requested amendment to any Subscription Agreement, (b) of any breach or default, to the knowledge of CPUH, by any party to any Subscription Agreement, (c) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, or to the knowledge of CPUH, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement, and (d) if Pubco does not expect to receive all or any portion of the applicable purchase price under any Investor’s Subscription Agreement in accordance with its terms. Notwithstanding any other provision of this Agreement, each of CPUH and Pubco agree, for the benefit of the Company, to take all necessary, legally available steps to enforce against any Investor the terms of that Investor’s Subscription Agreement if the Investor is in material breach of its obligations thereunder, including any material breach caused by the Investor’s failure to fund its Subscription Amount (as defined in its Subscription Agreement) at the time and in the amount required pursuant to its Subscription Agreement (the “Subscription Agreement Enforcement”); provided, however, that CPUH will only be obligated to take an action in connection with the Subscription Agreement Enforcement to the extent that, prior to the taking of such action by CPUH, the Company has advanced to CPUH any and all fees, expenses, commissions or other amounts required to be paid or incurred in connection with such action (the “Subscription Agreement Enforcement Expenses”).

Section 5.19 Pubco Governing Documents, New ESPP and New Equity Incentive Plan.

(a) Promptly following the mutual agreement between CPUH, Pubco and the Company of the forms thereof and, in any event, prior to the initial filing of the Registration Statement/Proxy Statement with the SEC, the Pubco Board shall approve, and shall recommend that the Company, as the sole stockholder of Pubco, approve, (i)(A) the Amended and Restated Certificate of Incorporation of the Surviving Corporation and (B) the Amended and Restated Bylaws of the Surviving Corporation, which shall include, among other things, a provision pursuant to which certain Company Stockholders who hold Pubco Common Stock shall not effect any sale or distribution of any shares of Pubco Common Stock held by him, her or it during the lock-up period described therein (the documents described in the preceding clauses (A) and (B), the “Pubco Governing Documents”), in each case, in the forms mutually agreed upon by CPUH, Pubco and the Company, (ii) the New ESPP and (iii) the New Equity Incentive Plan.

(b) Promptly following the mutual agreement between CPUH, Pubco and the Company of the forms thereof and, in any event, prior to the initial filing of the Registration Statement/Proxy Statement with the SEC, the Company, as the sole stockholder of Pubco, shall approve (i) the Pubco Governing Documents, (ii) the New ESPP and (iii) the New Equity Incentive Plan, in each case, in the forms mutually agreed upon by CPUH, Pubco and the Company.

Section 5.20 Expense Statement. At least five (5) Business Days prior to the contemplated Closing Date, CPUH and the Company shall each deliver to the other a written statement setting forth a complete and accurate schedule of its good faith estimate of, in respect of CPUH, each Unpaid CPUH Expense, and in respect of the Company, each Unpaid Company Expense, as of the Closing Date.

Section 5.21 Transaction Litigation. During the Interim Period, CPUH, on the one hand, and the Company, on the other hand, shall each notify the other promptly after learning of any stockholder demand (or threat thereof) or other stockholder Proceeding, investigation, examination or inquiry, whether or not before any Governmental Entity (including derivative claims), relating to this Agreement, or any of the transactions contemplated hereby (collectively, “Transaction Litigation”) commenced or, to the knowledge of CPUH or to the knowledge of the Company, as applicable, threatened in writing against (a) in the case of CPUH, CPUH, any of CPUH’s Affiliates or any of their respective Representatives or stockholders (in their capacity as such), or (b) in the case of the Company, the Company, any of the Company’s Affiliates or any of their respective Representatives or stockholders (in their capacity as such). CPUH and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other with respect to any Transaction Litigation; provided, however, that in no event shall (x) the Company, any of the Company’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of CPUH (such consent not to be unreasonably withheld, conditioned or delayed) or (y) CPUH, any of CPUH’s Affiliates or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.22 Employee Stock Purchase Plan. The Company shall, with the assistance of a compensation consultant selected by the Company (with all fees and expenses of such consultant to be borne solely by the Company (the “New ESPP Fees”)), provide a proposed form of employee stock purchase plan within 30 days after the date of this Agreement (the “New ESPP”). CPUH shall have a right to review and approve the New ESPP in advance, such approval not to be unreasonably withheld, conditioned or delayed, and the Parties shall otherwise cooperate provide that the New ESPP include such terms and conditions as are customary and appropriate for the New ESPP. Prior to the Intermediate Merger Effective Time, Pubco shall approve and adopt the New ESPP. Within two (2) Business Days following the expiration of the sixty (60) day period following the date the Surviving Corporation has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, the Surviving Corporation shall use its reasonable best efforts to file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Pubco Common Stock issuable under the New Equity Incentive Plan and/or the New ESPP, and the Surviving Corporation shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the New Equity Incentive Plan or acquired under the New ESPP remain outstanding. Notwithstanding the above, and despite the approval of the New ESPP by Pubco, the parties acknowledge and agree that the implementation of the New ESPP, and any grants thereunder, are subject to review and adoption by the Pubco Board after the Closings.

Section 5.23 Section 16 Matters. Prior to the CPUH Merger Closing, the Parties and their respective boards of directors, or appropriate committees of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, as applicable, shall adopt resolutions consistent with the interpretive guidance of the SEC so that the acquisition of Pubco Common Stock pursuant to this Agreement and the Ancillary Agreements by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of the Surviving Corporation following the Closings shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 5.24 Company Support Agreements. During the Interim Period and subject to applicable law, the Company will use reasonable best efforts to obtain joinders to the Company Support Agreement (in the form attached to the Company Support Agreement) from Company Stockholders who, together with the Initial Company Support Stockholders, represent the requisite number of Company Shares to obtain the Company Stockholder Approval and the Related Party Termination Approval.

Section 5.25 CPUH Warrantholder Approval. Subject to the following sentence, as promptly as reasonably practicable following the date of this Agreement, CPUH, Pubco and the Company shall, in accordance with the terms and pursuant the documentation and timing to be mutually agreed upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Parties), solicit the Requisite CPUH Warrantholder Approval and exercise reasonable best efforts to obtain the Requisite CPUH Warrantholder Approval. None of the Company, Pubco or CPUH shall incur any out of pocket fees, expenses, commissions or other amounts in connection with obtaining the Requisite CPUH Warrantholder Approval without the prior written consent of the other parties hereto (any such consent not to be unreasonably withheld, conditioned or delayed) (the “Warrantholder Solicitation Expenses”).

Section 5.26 Incremental Financing. From and after the date of this Agreement, the Company shall, in compliance with applicable Laws, including applicable Securities Laws, use reasonable best efforts to obtain gross cash proceeds of at least $15,000,000 of additional financing pursuant to one or more private sales by the Company of Company Common Stock or any other Equity Securities of the Company which shall, in accordance with their terms and without any action or consent of any holder thereof or any other Person, automatically convert into shares of Company Common Stock immediately prior to the Intermediate Merger Effective Time (such other equity securities, collectively, “Incremental Convertible Equity Securities” and such financing, collectively, the “Incremental Financing” ), by no later than April 30, 2023 (the “Incremental Financing Outside Date” ).

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY

THIS AGREEMENT

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate, or cause to be consummated, the transactions contemplated by this Agreement (including the Closings) are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists, of the following conditions at or prior to the Intermediate Merger Effective Time:

(a) the applicable waiting period (and any extensions thereof, or any timing agreements, understandings or commitments obtained by request or other action of the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice, as applicable) under the HSR Act shall have expired, been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement (including the Closings) shall be in effect;

(c) the Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d) the Company Stockholder Written Consent shall have been obtained;

(e) the CPUH Stockholder Approval shall have been obtained;

(f) the Pubco Common Stock to be issued hereunder shall have been approved for listing on NYSE, subject only to official notice of issuance thereof, Pubco shall be able to satisfy any applicable initial and continuing listing requirements, as applicable, of NYSE immediately following the CPUH Merger Effective Time, and CPUH and Pubco shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the CPUH Merger Effective Time;

(g) after giving effect to the transactions contemplated hereby (including the CPUH Stockholder Redemption and the PIPE Financing), CPUH shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) as of immediately prior to the CPUH Merger Effective Time;

(h) there being at least $70,000,000 in Net Closing Cash (the “Net Closing Cash Condition”); provided that (A) in the event that (1) Unpaid Company Expenses as of the Intermediate Merger Closing exceed the amount set forth on the Expense Allocation Schedule and (2) Unpaid CPUH Expenses as of the Intermediate Merger Closing do not exceed the amount set forth on Expense Allocation Schedule, then the Net Closing Cash Condition shall solely be a condition to the obligations of the CPUH Parties (and, for the avoidance of doubt, shall not be a condition to the obligations of the Company or Pubco) to consummate, or cause to be consummated, the transactions contemplated by this Agreement (including the Closings) and (B) in the event that (1) Unpaid CPUH Expenses as of the Intermediate Merger Closing exceed the amount set forth on the Expense Allocation Schedule and (2) Unpaid Company Expenses as of the Intermediate Merger Closing do not exceed the amount set forth the Expense Allocation Schedule, then the Net Closing Cash Condition shall solely be a condition to the obligations of the Company and Pubco (and, for the avoidance of doubt, shall not be a condition to the obligations of any CPUH Party) to consummate, or cause to be consummated, the transactions contemplated by this Agreement (including the Closings);

(i) the Revenue Interest Financing shall have been consummated by the Company and RTW; and

(j) the Fortress Financing shall have been consummated by the Company and Fortress.

Section 6.2 Other Conditions to the Obligations of the CPUH Parties. The obligations of the CPUH Parties to consummate, or cause to be consummated, the transactions contemplated by this Agreement (including the Closings) are subject to the satisfaction or, if permitted by applicable Law, waiver by CPUH (on behalf of itself and the Merger Subs), of the following further conditions at or prior to the Intermediate Merger Effective Time:

(a) (i) the Company and Pubco Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a)) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) the representations and warranties set forth in Article 3 of this Agreement (other than the Company and Pubco Fundamental Representations and the representations and warranties set forth in Section 3.2(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be true and correct, taken as a whole, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) the Company and Pubco shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company and Pubco under this Agreement at or prior to the Intermediate Merger Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect has occurred and is continuing;

(d) the approval of the sole stockholder of Pubco, as contemplated in Section 5.9 and 5.19, shall have been obtained;

(e) at or prior to the Intermediate Merger Closing, the Company shall have delivered, or caused to be delivered, to CPUH a certificate duly executed by an authorized officer of each of the Company and Pubco, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), 6.2(b) and 6.2(c) are satisfied, in a form and substance reasonably satisfactory to CPUH; and

(f) a pay-off letter in form and substance reasonably satisfactory to CPUH in connection with the repayment and termination of all Indebtedness under the Runway Loan Documents and Lien release documents with respect to all Liens in respect of such Indebtedness.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate, or cause to be consummated, the transactions contemplated by this Agreement (including the Closings) are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company (on behalf of itself and Pubco), of the following further conditions at or prior to the Intermediate Merger Effective Time:

(a) (i) the CPUH Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) shall be true and correct in all material respects (without giving effect to any limitation as to

“materiality” or “CPUH Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “CPUH Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), and (iii) all other representations and warranties of the CPUH Parties set forth in Article 4 of this Agreement (other than the CPUH Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “CPUH Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “CPUH Material Adverse Effect” or any similar limitation set forth therein) as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be true and correct, has not had, and would not reasonably be expected to have, individually or in the aggregate, a CPUH Material Adverse Effect;

(b) the CPUH Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the CPUH Parties under this Agreement at or prior to the Intermediate Merger Closing;

(c) since the date of this Agreement, no CPUH Material Adverse Effect has occurred and is continuing;

(d) the approval of the sole stockholder of Merger Sub I and the approval of the sole member of Merger Sub II, each as contemplated in Section 5.9, shall each have been obtained; and

(e) at or prior to the Intermediate Merger Closing, CPUH shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of CPUH, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) are satisfied, in a form and substance reasonably satisfactory to the Company.

ARTICLE 7

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the CPUH Merger Closing:

(a) by mutual written consent of CPUH and the Company;

(b) by CPUH, if any of the representations or warranties set forth in Article 3 of this Agreement shall not be true and correct, or if the Company or Pubco has failed to perform any covenant or agreement on the part of the Company or Pubco set forth in this Agreement (including an obligation to consummate the Closings), such that the condition to Closings set forth in either Section 6.2(a) or 6.2(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by CPUH, and (ii) the Termination Date; provided, however, that none of the CPUH Parties is then in breach of this Agreement so as to prevent the condition to Closings set forth in either Section 6.3(a) or 6.3(b) from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article 4 of this Agreement shall not be true and correct, or if any CPUH Party has failed to perform any covenant or agreement on the part of such applicable CPUH Party set forth in this Agreement (including an obligation to consummate the Closings), such that the condition to Closings set forth in either Section 6.3(a) or 6.3(b) will not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to CPUH by the Company, and (ii) the Termination Date; provided, however, that the Company and Pubco are not then in breach of this Agreement so as to prevent the condition to Closings set forth in Section 6.2(a) or 6.2(b) from being satisfied;

(d) by either CPUH or the Company, if the transactions contemplated by this Agreement (including the Closings) shall not have been consummated on or prior to August 7, 2023 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to CPUH if any CPUH Party’s breach of any of its covenants or obligations under this Agreement shall have caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s or Pubco’s breach of its covenants or obligations under this Agreement shall have caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either CPUH or the Company, if any Governmental Entity shall have enacted, issued, enforced or entered an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;

(f) by either CPUH or the Company, if the CPUH Stockholders Meeting has been held (including any adjournment or postponement thereof), has concluded, CPUH’s stockholders have duly voted and the CPUH Stockholder Approval was not obtained;

(g) by CPUH, if the Company does not deliver or cause to be delivered to CPUH the Company Stockholder Written Consent in accordance with Section 5.14 on or prior to the Company Stockholder Written Consent Deadline;

(h) by CPUH, if the Company does not deliver or cause to be delivered, on or prior to the date that is thirty (30) days from the date hereof, to CPUH joinders to the Company Support Agreement in accordance with Section 5.24 from Company Stockholders (together with the Initial Company Support Stockholders) that represent the requisite number of Company Shares to obtain the Company Stockholder Approval and the Related Party Termination Approval; or

(i) by either CPUH or the Company, in the event that the Company has not consummated the transactions contemplated by the Incremental Financing on or prior to the Incremental Financing Outside Date.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties, and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms.

Notwithstanding the foregoing, the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for the Willful Breach of this Agreement by, or any Fraud of, such Party (in the case of the Company, the Company or Pubco, and, in the case of CPUH, CPUH or either Merger Sub).

ARTICLE 8

MISCELLANEOUS

Section 8.1 Non-Survival. The representations, warranties, agreements and covenants in this Agreement, or in any instrument, document or certificate delivered pursuant to this Agreement, shall terminate at the Final Merger Effective Time, except (a) for those covenants and agreements that, by their terms, contemplate performance after the Final Merger Effective Time, (b) for those representations and warranties set forth in Section 3.26, Section 3.30, 4.17 and 4.19 and (c) in the case of Fraud. This Section 8.1 shall expressly survive the Closings.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Company Disclosure Schedules, the CPUH Disclosure Schedules, any Exhibits hereto, the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, undertakings, representations and other arrangements, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) prior to the Closings, CPUH and the Company, and (b) from and after the Closings, the Surviving Corporation and the Sponsor. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only (a) prior to the Closings, by a written agreement executed and delivered by CPUH, each Merger Sub, Pubco and the Company, and (b) after the Closings, by a written agreement executed and delivered by Pubco and the Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) (i) by delivery in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof, but excluding any automated reply, such as an out-of-office notification), (iii) by FedEx or other nationally recognized overnight delivery service or (iv) posting in the United States mail (having been sent registered or certified mail return receipt requested, postage prepaid) (upon receipt thereof) to the other Parties as follows:

(a)	If to any CPUH Party, to:

Compute Health Acquisition Corp. 1100 North Market Street, 4th Floor Wilmington, DE 19890
Attention:	Joshua Fink Jean Nehmé
Email:	jfink@ophir-holdings.com nehmejean3@gmail.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001
Attention:	Howard L. Ellin Richard Witzel
Email:	Howard.Ellin@skadden.com Richard.Witzel@skadden.com

(b)	If to the Company or Pubco, to:

Allurion Technologies, Inc.

11 Huron Drive

Natick, MA 01760

Attention: Chris Geberth—Chief Financial Officer

Email: cgeberth@allurion.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Danielle M. Lauzon and Paul R. Rosie

E-mail: dlauzon@goodwinlaw.com, prosie@goodwinlaw.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. All such notices, requests, claims, demands and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day; otherwise, any such notice, request, claim, demand or other communication shall be deemed not to have been received until the next succeeding Business Day.

Section 8.5 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors, accountants and other professional advisors and any other fees and expenses of counsel or other advisors incurred prior the Closings (collectively, the “Fees and Expenses”), shall be paid by the Party incurring such Fees and Expenses; provided that, in the event the Closings occur, any Fees and Expenses that are unpaid at the Final Merger Closing (including any Unpaid CPUH Expenses at the Final Merger Closing and any Unpaid Company Expenses at the Final Merger Closing) shall be paid by the Surviving Corporation from the funds available in the Trust Account or from proceeds of the PIPE Financing, Revenue Interest Financing or the Fortress Incremental Amount (or, if not so paid, by the Surviving Subsidiary Company), in each case, by wire transfer of immediately available funds to one or more accounts designated by the applicable payee(s); provided, further, that, notwithstanding anything in this Agreement to the contrary, in the event that this Agreement is terminated by either CPUH or the Company pursuant to Section 7.1(i), the Company shall, within two (2) Business Days of such termination, reimburse, by wire transfer of immediately available funds, CPUH for fifty percent (50%) of all Fees and Expenses (including all CPUH Extension Expenses) incurred by CPUH or any of its Affiliates after the date of this Agreement but prior to such termination by either CPUH or the Company pursuant to Section 7.1(i).

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof (a) the words, “herein,” “hereto,” “hereby,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement, (b) masculine gender shall also include the feminine and neutral genders, and vice versa, (c) words importing the singular shall also include the plural, and vice versa, (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”, (e) references to “$” or “dollar” or “US$” shall be references to United States dollars, (f) the word “or” is disjunctive but not necessarily exclusive, (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (h) the word “day” means calendar day unless Business Day is expressly specified, (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement, (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to any CPUH Party, any documents or other materials posted to the Venue electronic data room maintained by the Company as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement and (l) all references to any Law will be to such Law as amended, supplemented, restated or otherwise modified or re-enacted from time to time. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the CPUH Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the CPUH Disclosure Schedules) shall be deemed to have been disclosed with respect to every other Section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the CPUH Disclosure Schedules), as applicable, where the responsiveness of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the Sections or subsections of Article 3 or 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.15, 5.16 and the last sentence of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 5.13, 8.2, 8.3, this Section 8.9, 8.13 and 8.14.

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures; Effectiveness. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document or Closing deliverable.

Section 8.12 Knowledge of Company; Knowledge of CPUH. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean, as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12 of the Company Disclosure Schedules, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports. For all purposes of this Agreement, the phrase “to CPUH’s knowledge” and “to the knowledge of CPUH” and any derivations thereof shall mean, as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12 of the CPUH Disclosure Schedules, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

Section 8.13 No Recourse. Except in the case of Fraud, this Agreement may only be enforced against, and any action for breach of this Agreement or related to the transactions contemplated hereby, may only be made against, the Parties (and then only with respect to the specific obligations of such Parties, as set forth herein), and none of the Representatives of any CPUH Party (including the Sponsor) or the Company and Pubco (and including the Parties’ stockholders) shall have any Liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. This Section 8.13 shall expressly survive the Closings.

Section 8.14 Extension; Waiver. The Company (prior to the Closings) or the Sponsor (after the Closings) may (a) extend the time for the performance of any of the obligations or other acts of the CPUH Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the CPUH Parties set forth herein or (c) waive compliance by the CPUH Parties with any of the agreements or conditions set forth herein. CPUH may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights, powers or privileges hereunder shall not constitute a waiver of such rights, powers or privileges, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH ACKNOWLEDGE AND AGREE THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT, OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES EACH HEREBY AGREE AND CONSENT THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE

PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the District of Delaware and the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware) for the purposes of any Proceeding arising under or related to this Agreement, any Ancillary Document or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising under or related to this Agreement, any Ancillary Document or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Proceeding commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought in an inconvenient forum, (y) the venue of such Proceeding is improper or (z) this Agreement, or any Ancillary Document, or the subject matter hereof or thereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding.

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (a) the other Parties have an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of CPUH, filed with the SEC (File No. 333-252245) on February 8, 2021 (the “Prospectus”). The Company and Pubco acknowledge, agree and understand that CPUH has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of CPUH’s public stockholders and certain other parties (including the underwriters of the IPO), and CPUH may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of CPUH entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Company and Pubco hereby agrees on behalf of itself and its Representatives and Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or Pubco nor any of its Representatives or Affiliates does now nor shall at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account or distributions therefrom, and shall not make or bring any action, suit, claim or other proceeding against the Trust Account (including in respect of any distributions therefrom), regardless of whether such action, suit, claim or other proceeding arises as a result of, in connection with or relates in any way to, this Agreement, the transactions contemplated hereby or any proposed or actual business relationship between CPUH or any of its Representatives of Affiliates, on the one hand, and the Company, Pubco or any of its Representatives or Affiliates, on the other hand, or any other matter, and regardless of whether such action, suit, claim or other proceeding arises based on contract, tort, equity or any other theory of legal liability (any and all such actions, suits, claims or other proceedings are collectively referred to hereafter as the “Trust Account Released Claims”). Each of the Company and Pubco, on its own behalf and on behalf of its Representatives and Affiliates, hereby irrevocably and unconditionally waives any Trust Account Released Claims that it or any of its Representatives or Affiliates may have against the Trust Account (including in respect of any distributions therefrom) now or in the future as a result of, or arising out of, any discussions, negotiations, agreements or Contracts with CPUH or its Representatives or Affiliates, and will not seek recourse against the Trust Account (including in respect of any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with CPUH or its Affiliates).

Section 8.19 Legal Representation.

(a) CPUH hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closings, the Surviving Subsidiary Company) (all such parties, the “Goodwin Procter Waiving Parties”), that Goodwin Procter LLP (“Goodwin Procter”) may represent the stockholders or holders of other Equity Securities of the Company and Pubco or any of their respective directors, members, partners, officers, employees or Affiliates (other than CPUH or its Subsidiaries) (collectively, the “Goodwin Procter WP Group”), in each case, solely in connection with any Proceeding or obligation arising out of or relating to this Agreement, any Ancillary Document or the transactions contemplated hereby and thereby, notwithstanding its prior representation of the Company and its Subsidiaries or other Goodwin Procter Waiving Parties, and each of CPUH and the Company on behalf of itself and the Goodwin Procter Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to Goodwin Procter’s prior representation of the Company, its Subsidiaries or of Goodwin Procter Waiving Parties. CPUH and the Company, for itself and the Goodwin Procter Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Company and its Subsidiaries or any member of the Goodwin Procter WP Group and Goodwin Procter, made prior to the Closings in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Ancillary Documents or the transactions contemplated hereby and thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Subsidiary Company notwithstanding the Mergers, and instead survive, remain with and are controlled by the Goodwin Procter WP Group (the “Goodwin Procter Privileged Communications”), without any waiver thereof. CPUH and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Goodwin Procter Privileged Communications, whether located in the records or email server of the Surviving Corporation and its Subsidiaries, in any Proceeding against or involving any of the parties after the Closings, and CPUH, the Company and Pubco agree not to assert that any privilege has been waived as to the Goodwin Procter Privileged Communications, by virtue of the Mergers.

(b) Each of CPUH, the Company and Pubco hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closings, the Surviving Subsidiary Company) (all such parties, the “Skadden Waiving Parties”), that Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) may represent the stockholders or holders of other Equity

Securities of the Sponsor or of CPUH or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Skadden WP Group”), in each case, solely in connection with any Proceeding or obligation arising out of or relating to this Agreement, any Ancillary Document or the transactions contemplated hereby and thereby, notwithstanding its prior representation of the Sponsor, CPUH and its Subsidiaries, or other Skadden Waiving Parties. Each of CPUH, the Company and Pubco, on behalf of itself and the Skadden Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to Skadden’s prior representation of the Sponsor, CPUH and its Subsidiaries, or other Skadden Waiving Parties. Each of CPUH, the Company and Pubco, for itself and the Skadden Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Sponsor, CPUH, or its Subsidiaries, or any other member of the Skadden WP Group, on the one hand, and Skadden, on the other hand, made prior to the Closings, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Ancillary Documents or the transactions contemplated hereby and thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Surviving Subsidiary Company notwithstanding the Mergers, and instead survive, remain with and are controlled by the Skadden WP Group (the “Skadden Privileged Communications”), without any waiver thereof. CPUH, the Company and Pubco, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Skadden Privileged Communications, whether located in the records or email server of CPUH and its Subsidiaries, in any Proceeding against or involving any of the parties after the Closings, and CPUH, the Company and Pubco agree not to assert that any privilege has been waived as to the Skadden Privileged Communications, by virtue of the Mergers.

* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

COMPUTE HEALTH ACQUISITION CORP.

By:	/s/ Jean Nehmé
Name: Jean Nehmé
Title: Co-Chief Executive Officer

COMPUTE HEALTH CORP.

By:	/s/ Joshua Fink
Name: Joshua Fink
Title: Secretary and Treasurer

COMPUTE HEALTH LLC

By:	/s/ Joshua Fink
Name: Joshua Fink
Title: Secretary and Treasurer

[Signature Page to Business Combination Agreement]

ALLURION TECHNOLOGIES, INC.

By:	/s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Chief Executive Officer

ALLURION TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]

EXHIBIT A

Form of Investor Rights Agreement

[See attached.]

Exhibit A

INVESTOR RIGHTS AND LOCK-UP AGREEMENT

THIS INVESTOR RIGHTS AND LOCK-UP AGREEMENT (this “Agreement”) is entered into as of [●], 2023, by and among Allurion Technologies, Inc. (f/k/a Allurion Technologies Holdings, Inc.), a Delaware corporation (the “Company”), and the parties listed as Investors on Schedule I hereto (each, including any person or entity who hereinafter becomes a party to this Agreement pursuant to Section 8.2, an “Investor” and collectively, the “Investors”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, Compute Health Acquisition Corp., a Delaware corporation and predecessor-by-merger to the Company (“CPUH”), Compute Health Corp., a Delaware corporation and a then-direct, wholly-owned subsidiary of CPUH (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and a then-direct, wholly-owned subsidiary of CPUH (“Merger Sub II”), the Company and Allurion Technologies, Inc. (predecessor by merger to Allurion Technologies, LLC), a Delaware corporation (“Allurion”), have consummated the transactions contemplated by that certain Business Combination Agreement, dated as of February 9, 2023 (as amended or supplemented from time to time, the “Business Combination Agreement”), pursuant to which, among other things, as part of the same overall transaction, (a) CPUH merged with and into the Company (the “CPUH Merger”), with the Company surviving as the publicly-listed company, (b) promptly, but at least three (3) hours, thereafter Merger Sub I merged with and into Allurion (the “Intermediate Merger”), with Allurion surviving as a wholly-owned subsidiary of the Company and (c) promptly thereafter Allurion merged with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of the Company (collectively with the CPUH Merger and the Intermediate Merger, the “Mergers”), in each case on the terms and conditions set forth therein;

WHEREAS, CPUH, Compute Health Sponsor LLC, a Delaware limited liability company (“Sponsor”), Osama Alswailem, Hani Barhoush, Joshua Fink, Michael Harsh, Omar Ishrak, Jean Nehmé and Gwendolyn A. Watanabe (such persons, collectively with the Sponsor, the “CPUH Initial Stockholders”) and any person or entity who hereafter became or becomes a party to the Prior CPUH Agreement (as defined below) pursuant to Section 5.2 thereof are parties to that certain Registration Rights Agreement, dated February 4, 2021 (the “Prior CPUH Agreement”);

WHEREAS, Allurion is party to that certain Fourth Amended and Restated Investors’ Rights Agreement, dated as of July 23, 2021, by and among Allurion and certain investors listed therein (together with the Prior CPUH Agreement, the “Prior Agreements”);

WHEREAS, as of prior to the execution of this Agreement and prior to the CPUH Merger Closing, the CPUH Initial Stockholders collectively held 21,562,500 shares of Class B Common Stock of CPUH (collectively, the “Founder Shares”);

WHEREAS, immediately prior to the CPUH Merger Closing, the Founder Shares converted into Class A Common Stock in connection with the Founder Share Conversion and the Independent Director Share Conversion (each as defined in the Sponsor Support Agreement) and, in the CPUH Merger, such Class A Common Stock was cancelled in exchange for the right to receive Pubco Common Stock;

WHEREAS, the Investors of Allurion set forth on Schedule I under the heading Allurion Investors and party hereto (“Allurion Investors”) held, immediately prior to the Final Merger Closing, (a) shares of common stock, par value $0.0001 per share, of Allurion (“Allurion Common Stock”); (b) shares designated as “Series A Preferred Stock”, par value $0.0001 per share (“Allurion Series A Preferred Stock”); (c) shares designated as “Series A-1 Preferred Stock”, par value $0.0001 per share (“Allurion Series A-1 Preferred Stock”); (d) shares designated as “Series B Preferred Stock”, par value $0.0001 per share (“Allurion Series B Preferred Stock”);

(e) shares designated as “Series C Preferred Stock”, par value $0.0001 per share (“Allurion Series C Preferred Stock”) (f) shares designated as “Series D-1 Preferred Stock”, par value $0.0001 per share (“Allurion Series D-1 Preferred Stock”); (g) shares designated as “Series D-2 Preferred Stock”, par value $0.0001 per share (“Allurion Series D-2 Preferred Stock”) and (h) shares designated as “Series D-3 Preferred Stock”, par value $0.0001 per share (collectively with Allurion Common Stock, Allurion Series A Preferred Stock, Allurion Series A-1 Preferred Stock, Allurion Series B Preferred Stock, Allurion Series C Preferred Stock, Allurion Series D-1 Preferred Stock and Allurion Series D-2 Preferred Stock, the “Allurion Shares”), as applicable;

WHEREAS, the Allurion Shares were exchanged for Pubco Common Stock on or about the date hereof, pursuant to the Business Combination Agreement;

WHEREAS, certain Investors have purchased shares of Pubco Common Stock in the PIPE Financing in connection with the consummation of the Mergers; and

WHEREAS, the Company and Allurion desire to terminate the Prior Agreements, effective as of the Final Merger Closing, to provide for the terms and conditions included herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Addendum Agreement” is defined in Section 8.2.

“Adverse Disclosure” mean public disclosure of any material nonpublic information which, in the good faith reasonable determination of the Board, (i) would be required to be made in any Registration Statement filed with the Commission by the Company so that such Registration Statement, from and after its effective date, does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement; and (iii) the Company has a bona fide business purpose for not disclosing publicly and would reasonably be likely to be detrimental to the Company and its subsidiaries.

“Agreement” is defined in the preamble to this Agreement.

“Allurion” is defined in the recitals to this Agreement.

“Allurion Common Stock” is defined in the recitals to this Agreement.

“Allurion Investor Released Shares” means the number of shares of Pubco Common Stock held by a Participating Allurion Investor set forth opposite his, her or its name on Schedule II to this Agreement under the heading “Allurion Investor Released Shares”.

“Allurion Investors” is defined in the recitals to this Agreement.

“Allurion Series A Preferred Stock” is defined in the recitals to this Agreement.

“Allurion Series A-1 Preferred Stock” is defined in the recitals to this Agreement.

“Allurion Series B Preferred Stock” is defined in the recitals to this Agreement.

“Allurion Series C Preferred Stock” is defined in the recitals to this Agreement.

“Allurion Series D-1 Preferred Stock” is defined in the recitals to this Agreement.

“Allurion Series D-2 Preferred Stock” is defined in the recitals to this Agreement.

“Allurion Shares” is defined in the recitals to this Agreement.

“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to financial institutions, QIBs or Institutional Accredited Investors, bought deals, over-night deals or similar transactions that do not include “road show” presentations to potential investors requiring marketing effort from management over multiple days.

“Board” is defined in Section 3.1.1.

“Business Combination Agreement” is defined in the preamble to this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Class A Common Stock” is defined in the Business Combination Agreement.

“Closing Date” is defined in the Business Combination Agreement.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Company” is defined in the preamble to this Agreement.

“CPUH” is defined in the preamble to this Agreement.

“CPUH Initial Stockholders” is defined in the preamble to this Agreement.

“CPUH Investors” shall mean the Investors listed on Schedule I hereto under the heading “CPUH Investors” and party hereto, together with any of their respective Permitted Transferees.

“CPUH Merger” is defined in the recitals to this Agreement.

“Company Independent Nominees” is defined in Section 7.1.

“Demand Registration” is defined in Section 2.2.1.

“Demanding Holder” is defined in Section 2.2.1.

“DTC” means the Depository Trust Company.

“DWAC” is defined in Section 3.5.2.

“Effectiveness Period” is defined in Section 3.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form 10 Disclosure Filing Date” means the date on which the Company shall file with the Commission a Current Report on Form 8-K that includes current “Form 10 information” (within the meaning of Rule 144) reflecting the Company’s status as an entity that is no longer an issuer described in paragraph (i)(1)(i) of Rule 144.

“Form S-1” means a Registration Statement on Form S-1.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.

“Founder Shares” is defined in the recitals to this Agreement.

“Gaur Director Nomination Number” means one (1) Gaur Nominee so long as Shantanu Gaur, his Affiliates and any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, Shantanu Gaur or his immediate family beneficially own in the aggregate such number of shares of Pubco Common Stock equal to at least the Gaur Minimum Ownership Threshold.

“Gaur Independent Nominee” is defined in Section 7.1.

“Gaur Minimum Ownership Threshold” means [●]1 shares of Pubco Common Stock (subject to adjustment for stock splits, reclassifications, combinations, stock dividends and similar adjustments).

“Gaur Nominee” is defined in Section 7.1.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Independent Director” is defined in Section 7.1.

“Initiating Holder” is defined in Section 2.1.6.

“Institutional Accredited Investor” means an institutional “accredited” investor as defined in Rule 501(a) of Regulation D under the Securities Act.

“Intermediate Merger” is defined in the recitals to this Agreement.

“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Lock-up Release Date” means, for purposes of this Agreement (I) (i) the eighteen (18) month anniversary of the Closing Date as indicated under the heading on Schedule II named “18-month lock-up,” with respect to those Investors listed under such heading, or (ii) the twelve (12) month anniversary of the Closing Date as indicated under the heading “12-month lock-up,” with respect to those Investors listed under such headings, or (II) the date upon completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of the Company having the right to exchange their Pubco Common Stock for cash, securities or other property.

[1]	Note to Draft: To equal 50% of the shares of Pubco Common Stock held by Shantanu Gaur immediately following Closing.

“Maximum Number of Shares” is defined in Section 2.2.4.

“Merger Sub I” is defined in the recitals to this Agreement.

“Merger Sub II” is defined in the recitals to this Agreement.

“Mergers” is defined in the recitals to this Agreement.

“New Registration Statement” is defined in Section 2.1.4.

“New Securities” means all shares of Pubco Common Stock issued or issuable in connection with the Mergers, including shares issuable upon exercise of any Assumed Warrant.

“Participating Allurion Investor” is defined in Section 6.1.

“Permitted Transferee” means (i) the members of an Investor’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (ii) any trust or family limited liability company or partnership for the direct or indirect benefit of an Investor or the immediate family of an Investor; (iii) if an Investor is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (iv) any officer, director, general partner, limited partner, stockholder, member, or owner of similar equity interests in an Investor; or (v) any affiliate of an Investor.

“Piggy-Back Registration” is defined in Section 2.3.1.

“Prior Agreements” is defined in the preamble to this Agreement.

“Prior CPUH Agreement” is defined in the preamble to this Agreement.

“Pro Rata” is defined in Section 2.2.4.

“Pubco Common Stock” is defined in the Business Combination Agreement.

“QIB” means “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“Registrable Securities” means (i) New Securities and shares of Pubco Common Stock issued in the PIPE Financing, and (ii) all shares of Pubco Common Stock issued to any Investor with respect to such securities referenced in clause (i) by way of any share split, share dividend or other distribution, recapitalization, reorganization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; or (c) such securities shall have ceased to be outstanding.

“Registration” means a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Remus Capital” means Remus Group Management, LLC and any Affiliate of the foregoing that holds shares of Pubco Common Stock or to whom the foregoing has transferred shares of Pubco Common Stock.

“Remus Director Nomination Number” means one (1) Remus Nominee so long as Remus Capital beneficially owns in the aggregate such number of shares of Pubco Common Stock equal to at least the Remus Minimum Ownership Threshold.

“Remus Independent Nominee” is defined in Section 7.1.

“Remus Minimum Ownership Threshold” means [●]2 shares of Pubco Common Stock (subject to adjustment for stock splits, reclassifications, combinations, stock dividends and similar adjustments).

“Remus Nominee” is defined in Section 7.1.

“Resale Shelf Registration Statement” is defined in Section 2.1.1.

“RTW Designated Director” is defined in Section 7.1.

“RTW Designation Condition” means until the later of (x) such time as all Obligations (as defined in the RTW Side Letter) under the Royalty Financing Agreement (as defined in the RTW Side Letter) have been paid by Allurion or (y) such time as all Obligations (as defined in any Additional Revenue Interest Financing Agreement, as defined in the RTW Side Letter) under the Additional Revenue Interest Financing Agreement have been paid by Allurion.

“RTW Master” has the meaning set forth in the definition of RTW Side Letter.

“RTW Innovation” has the meaning set forth in the definition of RTW Side Letter.

“RTW Side Letter” means that certain letter agreement, dated February 9, 2023, by and among CPUH, the Company, Merger Sub II, Allurion, RTW Master Fund, Ltd., an Exempted Company incorporated in the Cayman Islands with limited liability (“RTW Master”), RTW Innovation Master Fund, Ltd., an Exempted Company incorporated in the Cayman Islands with limited liability (“RTW Innovation”), and RTW Venture Fund Limited, an investment company limited by shares incorporated under the laws of Guernsey (“RTW Venture”, and collectively with RTW Master and RTW Innovation, “RTW”).

“RTW Venture” has the meaning set forth in the definition of RTW Side Letter.

“RTW” has the meaning set forth in the definition of RTW Side Letter.

“SEC Guidance” is defined in Section 2.1.4.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

[2]	Note to Draft: To equal 50% of the shares of Pubco Common Stock held by Remus Capital immediately following Closing.

“Sponsor” is defined in the recitals to this Agreement.

“Sponsor Director Nomination Number” means one (1) Sponsor Nominee so long as Sponsor beneficially owns in the aggregate such number of shares of Pubco Common Stock equal to at least the Sponsor Minimum Ownership Threshold.

“Sponsor Minimum Ownership Threshold” means [●]3 shares of Pubco Common Stock (subject to adjustment for stock splits, reclassifications, combinations, stock dividends and similar adjustments).

“Sponsor Nominee” is defined in Section 7.1.

“Sponsor Released Shares” means the number of shares of Pubco Common Stock held by Sponsor set forth opposite its name on Schedule II to this Agreement under the heading “Sponsor Released Shares”.

“Shelf Participant” is defined in Section 2.1.6.

“Takedown Demand” is defined in Section 2.1.6.

“Transfer” means to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to any shares of Pubco Common Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Pubco Common Stock, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement specified in clause (i) or (ii), other than a Registration Statement filed pursuant to this Agreement. Notwithstanding the foregoing, a Transfer shall not be deemed to include any transfer for no consideration if the donee, trustee, heir or other transferee has agreed in writing to be bound by the same terms under this Agreement to the extent and for the duration that such terms remain in effect at the time of the Transfer.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” means an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Takedown” means an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented, that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

“Unrestricted Conditions” is defined in Section 3.5.2.

2. REGISTRATION RIGHTS.

2.1 Resale Shelf Registration Rights.

2.1.1 Registration Statement Covering Resale of Registrable Securities. Provided compliance by the Investors with Section 3.4, the Company shall prepare and file or cause to be prepared and filed with the

[3]	Note to Draft: To equal 50% of the shares of Pubco Common Stock held by the Sponsor immediately following Closing.

Commission, no later than forty-five (45) calendar days following the Closing Date, a Registration Statement on Form S-3 or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by Investors of all of the Registrable Securities then held by such Investors that are not covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, and in no event later than ninety (90) days after the Closing Date, and once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period (as defined below). In the event that the Company files a Form S-1 pursuant to this Section 2.1, the Company shall use its commercially reasonable efforts to convert the Form S-1 to a Form S-3 promptly after the Company is eligible to use Form S-3. The Resale Shelf Registration Statement shall provide that the Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, the Investors, including the registration of the distribution to its stockholders, partners, members or other affiliates. Without limiting the foregoing, subject to any comments from the Commission, each Registration Statement filed pursuant to this Section 2.1.1 shall include a “plan of distribution” approved by Allurion Investors holding a majority of the Registrable Securities.

2.1.2 Notification and Distribution of Materials. The Company shall promptly notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Investors may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.1.3 Amendments and Supplements. Subject to the provisions of Section 2.1.1 above, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period (as defined below).

2.1.4 Reduction of Shelf Offering. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its commercially reasonable efforts to file an amendment or amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-1, Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”), including, without limitation, Compliance and Disclosure Interpretation 612.09. Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis, subject to a determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-1, Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement. If the Company shall not be able to register for resale all of the Registrable Securities on the Resale Shelf Registration Statement within three (3) months following the date of the Company’s receipt of the Commission’s Notice, then, until such Resale Shelf Registration Statement is effective, each of the Allurion Investors shall be entitled to demand registration rights pursuant to Section 2.2 as long as the demand request is a proposal to sell Registrable Securities with an aggregate market price at the time of request of not less than $5,000,000 (the “Shelf Demand Right”). Shelf Demand Rights shall not be counted as Demand Registrations under Section 2.2.

No Investor shall be named as an “underwriter” in any Registration Statement filed pursuant to this Section 2 without the Investor’s prior written consent; provided that if the Commission requests that an Investor be identified as a statutory underwriter in the Registration Statement, then such Investor will have the option, in its sole and absolute discretion, to either (i) have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company, in which case the Company’s obligation to register such Investor’s Registrable Securities shall be deemed satisfied or (ii) be included as such in the Registration Statement. Each Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided to (and shall be subject to the approval, which shall not be unreasonably withheld or delayed, of) the Investors prior to its filing with, or other submission to, the Commission.

2.1.5 Notice of Certain Events. The Company shall promptly notify the Investors in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating thereto). The Company shall promptly notify each Investor, or their representatives, in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.

2.1.6 Underwritten Takedown.

(a) If the Company shall receive a request (a “Takedown Demand”) from the (i) holders of Registrable Securities with an estimated market value of at least $5,000,000 or (ii) the holders of Registrable Securities registered under the Resale Shelf Registration Statement that own in the aggregate at least 5% of the outstanding Pubco Common Stock requesting a registration of at least $5,000,000 (either, an “Initiating Holder”) that the Company effect an Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities covered under the Resale Shelf Registration Statement, then the Company shall give (x) in connection with any non-marketed underwritten takedown offering (other than a Block Trade), at least two (2) Business Days’ notice of such Takedown Demand to each holder of Registrable Securities (other than the Initiating Holder) that is a participant in the Resale Shelf Registration Statement (“Shelf Participant”), (y) in connection with any Block Trade initiated, notice of such Underwritten Takedown to each holder of Registrable Securities (other than the Initiating Holder(s)) that is a Shelf Participant no later than noon Eastern time on the Business Day prior to the requested Underwritten Takedown and (z) in connection with any marketed Underwritten Takedown, at least five (5) Business Days’ notice of such Underwritten Takedown to each holder of Registrable Securities (other than the Initiating Holder(s)) that is a Shelf Participant. In connection with (x) any non-marketed Underwritten Takedown initiated and (y) any marketed Underwritten Takedown, if any Shelf Participants entitled to receive a notice pursuant to the preceding sentence request inclusion of their Registrable Securities covered by the Resale Shelf Registration Statement (by written notice to the Company , which notice must be received by the Company no later than (A) in the case of a non-marketed Underwritten Takedown (other than a Block Trade), the Business Day following the date notice is given to such participant,

(B) in the case of a Block Trade, by 10:00 p.m. Eastern time on the date notice is given to such participant and (C) in the case of a marketed Underwritten Takedown, three (3) Business Days following the date notice is given to such participant), the Initiating Holder(s) and the other Shelf Participants that request inclusion of their Registrable Securities shall be entitled to sell their Registrable Securities in such offering. Thereupon the Company shall use its commercially reasonable efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of:

(i) subject to the restrictions set forth in Section 2.2.4, all Registrable Securities for which the Initiating Holder(s) has requested such offering under Section 2.1.6, and

(ii) subject to the restrictions set forth in Section 2.2.4, all other Registrable Securities that any holders of Registrable Securities covered under the Resale Registration Shelf Statement have requested the Company to offer by request received by the Company in the requisite time period, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(b) Promptly after the expiration of the relevant time period, the Company will promptly notify all selling holders of the identities of the other selling holders and the number of shares of Registrable Securities requested to be included therein.

(c) The Company shall only be required to effectuate, within any twelve (12) month period, one Underwritten Takedown by each of (A) the CPUH Investors, collectively, and (B) Allurion Investors, collectively.

2.1.7 Block Trade. If the Company shall receive a request from the holders of Registrable Securities with an estimated market value of at least $10,000,000 that the Company effect the sale of all or any portion of the Registrable Securities in a Block Trade, then the Company shall, as expeditiously as possible, initiate the offering in such Block Trade of the Registrable Securities for which such requesting holder has requested such offering under Section 2.1.7.

2.1.8 Selection of Underwriters. The Initiating Holder(s) shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to the Company. In connection with an Underwritten Takedown, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc.

2.1.9 Underwritten Takedowns effected pursuant to this Section 2.1 shall not be counted as Demand Registrations effected pursuant to Section 2.2.

2.2 Demand Registration.

2.2.1 Request for Registration. At any time and from time to time after the expiration of any lock-up to which an Investor’s shares are subject, if any, provided compliance by the Investors with Section 3.4, and provided further there is not an effective Resale Shelf Registration Statement available for the resale of all of the Registrable Securities pursuant to Section 2.1 (and subject to the right of holders to effect Underwritten Takedowns under Section 2.1), (i) CPUH Investors who hold a majority of the Registrable Securities held by all CPUH Investors or (ii) Allurion Investors who hold either a majority of the Registrable Securities held by all Allurion Investors, may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form Registration or, if then available, on Form S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration”. Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will, within five (5) Business Days after receiving such demand, notify all Investors that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within five (5) Business Days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the provisos set forth in Section 3.1.1. The Company shall not be obligated to effect: (a) more than one (1) Demand Registration during any twelve-month period (not including any Underwritten Takedown); (b) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1 that is not subject to a reduction of registered shares under Section 2.1.4 (and subject to the obligation to effect Underwritten Takedowns as set forth in Section 2.1); or (c) more than two (2) Underwritten Demand Registrations in respect of all Registrable Securities held by Investors.

2.2.2 Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3 Underwritten Demand Registration. If the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of the Company. The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate proceeds to the selling stockholders of at least $5,000,000.

2.2.4 Reduction of Offering. If the managing Underwriter or Underwriters for a Underwritten Demand Registration that is to be an underwritten offering advises the Company and the Demanding Holders in writing that, in such Underwriter’s or Underwriters’ opinion, the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other shares of Pubco Common Stock or other securities which the Company desires to sell and the shares of Pubco Common Stock, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares;

(ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the shares of Pubco Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), any shares of Pubco Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, as to which “piggy-back” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Shares.

2.2.5 Withdrawal. A Demanding Holder shall have the right to withdraw all or any portion of its Registrable Securities included in an Underwritten Demand Registration pursuant to this Section 2.2 for any reason or no reason whatsoever upon written notice to the Company and the Underwriter or Underwriters of its intention to withdraw from such Underwritten Demand Registration prior to the pricing of such Underwritten Demand Registration; provided, however, that such withdrawn amount shall still be considered an Underwritten Demand Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the registration expenses incurred in connection with an Underwritten Demand Registration prior to its withdrawal under this Section 2.2.5.

2.3 Piggy-Back Registration.

2.3.1 Piggy-Back Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for stockholders of the Company for their account (or by the Company and by stockholders of the Company including, without limitation, pursuant to Section 2.2.1), other than a Registration Statement (i) filed in connection with any employee stock option, employee stock purchase, or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) effected pursuant to Section 2.1 or 2.2 (which, for the avoidance of doubt, is addressed in and subject to the rights set forth therein), then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities with respect to shares not subject to any lock-up, as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) Business Days following receipt of such notice (a “Piggy-Back Registration”). The foregoing rights shall not be available to any Investor at such time as (i) there is an effective Resale Shelf Registration Statement available for the resale of the Registrable Securities pursuant to Section 2.1 (which, for the avoidance of doubt, is addressed in and subject to the rights set forth in, Section 2.1 and Section 2.2) and there was no reduction in registered shares as set forth in Section 2.1.4 or (ii) such Registration is solely to be used for the offering of securities by the Company for its own account. The Company shall cause such Registrable Securities to be included in such registration, provided compliance by the Investors with Section 3.4, and the Company shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.3.2 Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities in writing that the dollar amount or number of shares of Pubco Common Stock which the Company desires to sell, taken together with shares of Pubco Common Stock, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.3, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

(a) If the registration is undertaken for the Company’s account: (A) first, the shares of Pubco Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Pubco Common Stock or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Pubco Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares; and

(b) If the registration is a “demand” registration undertaken at the demand of persons other than either the holders of Registrable Securities or the Company (other than as provided in Section 2.2 which, for the avoidance of doubt, is addressed in and subject to the rights set forth in, Section 2.2), (A) first, the shares of Pubco Common Stock or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Pubco Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Pubco Common Stock or other securities, if any, comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the shares of Pubco Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.3.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2.

3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as reasonably possible, and in connection with any such request:

3.1.1 Filing Registration Statement. The Company shall use its commercially reasonable efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.1, prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its commercially reasonable efforts to cause such Registration Statement to become effective and use its commercially reasonable efforts to keep it effective for the Effectiveness Period (as defined below); provided, however, that the Company shall have the right to defer any Demand Registration for up to forty-five (45) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Company stating that, in the good faith judgment of the Board of Directors of the Company (the “Board”), it would require the Company to make an Adverse Disclosure; provided, further, however, that the Company shall not have the right to exercise the right set forth in the immediately preceding proviso twice, or for more than one hundred twenty (120) total calendar days in any three hundred sixty (360) day period.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case, including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until the date on which all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn (the “Effectiveness Period”).

3.1.4 Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) Business Days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within two (2) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.5 Securities Laws Compliance. The Company shall use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or

“blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement, and the representations, warranties and covenants of the holders of Registrable Securities included in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Company.

3.1.7 Comfort Letter. In the event of an Underwritten Takedown or an Underwritten Demand Registration, the Company shall obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an underwritten offering, and a customary “bring-down” thereof, in customary form and covering such matters of the type customarily covered by “cold comfort” letters, as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating holders. For the avoidance of doubt, this Section 3.1.7 shall not apply to any Block Trade.

3.1.8 Opinions and Negative Assurance Letters. In the event of an Underwritten Takedown or an Underwritten Demand Registration, on the date the Registrable Securities are delivered for sale pursuant to any Registration, the Company shall obtain an opinion and negative assurances letter, each dated such date, of one (1) counsel representing the Company for the purposes of such Registration, including an opinion of local counsel if applicable, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority in interest of the participating holders. For the avoidance of doubt, this Section 3.1.8 shall not apply to any Block Trade.

3.1.9 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering, the preparation of a comfort letter, if applicable, and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.10 Transfer Agent. The Company shall provide and maintain a transfer agent and registrar for the Registrable Securities.

3.1.11 Records. Upon execution of confidentiality agreements, the Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement.

3.1.12 Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13 Road Show. If an offering pursuant to this Agreement is conducted as an Underwritten Takedown or Underwritten Demand Registration and involves Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) is expected to exceed $35,000,000, the Company shall use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such offering.

3.1.14 Listing. The Company shall use its commercially reasonable efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated.

3.2 Obligation to Suspend Distribution. Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.1.4(iv), or, upon any suspension by the Company, pursuant to a good faith reasonable determination of the Board that the offer or sale of Registrable Securities would require the Company to disclose Adverse Disclosure, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.4(iv) or the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such holder will deliver to the Company or destroy all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. The foregoing right to delay or suspend may be exercised by the Company for no longer than one hundred twenty (120) total calendar days in any three hundred sixty (360) day period.

3.3 Registration Expenses. The Company shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2.1, any Underwritten Takedown pursuant to Section 2.1.6, any Block Trade pursuant to Section 2.1.7 (other than expenses set forth below in clause (ix) of this Section 3.3), any Piggy-Back Registration pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.12; (vi) Financial Industry Regulatory Authority, Inc. fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company; (viii) the fees and expenses of any special experts retained by the Company in connection with such registration; and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration (not to exceed $50,000 without the consent of Company). The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, but the Company shall pay any underwriting discounts or selling commissions attributable to the securities it sells for its own account.

3.4 Information. The holders of Registrable Securities shall promptly provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

3.5 Other Obligations.

3.5.1 At any time and from time to time after the expiration of any lock-up to which such shares are subject, if any, in connection with a sale or transfer of Registrable Securities exempt from registration under the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall, subject to the receipt of customary documentation required from the applicable holders in connection therewith, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by such holders in connection with the aforementioned sales or transfers.

3.5.2 The stock certificates evidencing the Registrable Securities (and/or book entries representing the Registrable Securities) held by each Investor shall not contain or be subject to any legend restricting the transfer thereof (and the Registrable Securities shall not be subject to any stop transfer or similar instructions or notations): (A) while a Registration Statement covering the sale or resale of such securities is effective under the Securities Act, (B) if such Investor provides customary paperwork to the effect that it has sold such shares pursuant to Rule 144, (C) if such Registrable Securities are eligible for sale under Rule 144(b)(1) as set forth in customary non-affiliate paperwork provided by such Investor, (D) if at any time on or after the date that is one year after the Form 10 Disclosure Filing Date such Investor certifies that it is not an affiliate of the Company and that such Investor’s holding period for purposes of Rule 144 in respect of such Registrable Securities is at least six (6) months, or (E) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) as determined in good faith by counsel to the Company or set forth in a legal opinion delivered by nationally recognized counsel to the Investor (collectively, the “Unrestricted Conditions”). The Company agrees that following the date that the Resale Shelf Registration Statement has been declared effective by the Commission or at such time as any of the Unrestricted Conditions is met or such legend is otherwise no longer required it will, no later than two (2) Business Days following the delivery by an Investor to the Company or its transfer agent of a certificate representing any Registrable Securities, issued with a restrictive legend, (or, in the case of Registrable Securities represented by book entries, delivery by an Investor to the Company or its transfer agent of a legend removal request) deliver or cause to be delivered to such Investor a certificate or, at the request of such Investor, deliver or cause to be delivered such Registrable Securities to such Investor by crediting the account of such Investor’s prime broker with DTC through its Deposit/Withdrawal at Custodian (“DWAC”) system, in each case, free from all restrictive and other legends and stop transfer or similar instructions or notations. If any of the Unrestricted Conditions is met at the time of issuance of any Registrable Securities (e.g., upon exercise of warrants), then such securities shall be issued free of all legends. Each Investor shall have the right to pursue any remedies available to it hereunder, or otherwise at law or in equity, including a decree of specific performance and/or injunctive relief, with respect to the Company’s failure to timely deliver shares of Pubco Common Stock without legend as required pursuant to the terms hereof.

3.5.3 As long as Registrable Securities remain outstanding the Company shall (a) cause the Pubco Common Stock to be eligible for clearing through DTC, through its DWAC system; (b) be eligible and participating in the Direct Registration System of DTC with respect to the Pubco Common Stock; (c) ensure that the transfer agent for the Pubco Common Stock is a participant in, and that the Pubco Common Stock is eligible for transfer pursuant to, DTC’s Fast Automated Securities Transfer Program (or successor thereto); and (d) use its reasonable best efforts to cause the Pubco Common Stock to not at any time be subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of shares of Pubco Common Stock through DTC, and, in the event the Pubco Common Stock becomes subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, use its reasonable best efforts to cause any such “chill,” “freeze” or similar restriction to be removed at the earliest possible time.

4.	INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, each Investor and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, (including reasonable and documented costs of investigation and legal expenses and any indemnity and contribution payments made to underwriters) arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability is finally judicially determined to have arisen out of or resulted from any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein or to the extent related to any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless to the fullest extent permitted by law the Company, each of its directors and officers, and each other selling holder of Registrable Securities and each other person, if any, who controls such other selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, only insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made expressly in reliance upon and in conformity with information furnished in writing to the Company by such selling holder in writing expressly for use therein, or (ii) such selling holder’s failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder upon the sale of Registrable Securities giving rise to such indemnification obligations.

4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5. UNDERWRITING AND DISTRIBUTION.

5.1 Rule 144. The Company covenants that it shall timely file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon reasonable prior written request, the Company shall deliver to the Investors a customary written statement as to whether it has complied with such requirements.

6. LOCK-UP AGREEMENTS.

6.1 Investor Lock-Up. Without limiting the terms of any other Ancillary Document or any other contract, agreement or understanding entered into by any Investor, each Investor agrees that it shall not Transfer any shares of Pubco Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for shares of Pubco Common Stock (including New Securities) until the Lock-Up Release Date applicable to such Investor; provided, however, that the foregoing restrictions shall (i) not apply to any shares of Pubco Common Stock purchased in the PIPE Financing by any Investor, (ii) not apply to [100] shares of Pubco Common Stock held by each Investor, (iii) with respect to the Allurion Investors that purchased shares of Pubco Common Stock in the PIPE Financing (each, a “Participating Allurion Investor”), not apply to the Allurion Investor Released Shares and (iv) with respect to Sponsor, not apply to the Sponsor Released Shares. The foregoing restriction is expressly agreed to preclude each Investor from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such Investor’s shares of Pubco Common Stock even if such shares of Pubco Common Stock would be disposed of by someone other than the undersigned until the Lock-Up Release Date. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Investor’s shares of Pubco Common Stock or with respect to any security that includes, relates to, or derives any significant part of its value from such shares of Pubco Common Stock. The foregoing restrictions shall not apply to Transfers made: (i) pursuant to a bona fide gift or charitable contribution; (ii) by will or intestate succession upon the death of an Investor; (iii) to any Permitted Transferee; (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; (v) in the case of any Investor that is not a natural person, pro rata to the direct or indirect partners, members or stockholders of an Investor or any related investment funds or vehicles controlled or managed by such persons or their respective affiliates in connection with the liquidation or dissolution thereof; (vi) to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided that such plan does not provide for the transfer of Pubco Common Stock until the Lock-Up Release Date; (vii) to the transfer of Pubco Common Stock or other securities convertible into or exercisable or exchangeable for Pubco Common Stock acquired in open market transactions after the Closing; or (viii) in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of Pubco Common Stock for cash, securities or other property; provided that in the case of (i) through (v), the recipient of such Transfer must enter into a written agreement agreeing to be bound by the terms of this Agreement in form and substance reasonably satisfactory to the Company, including the transfer restrictions set forth in this Section 6.1.

6.2 Release. If, prior to the Lock-Up Release Date applicable to an Investor, the Company consents to any release or waiver of any of the restrictions set forth in Section 6.1 for such Investor (any such release, a “Triggering Release”; and, such party receiving such release, the “Triggering Release Party”), then shares of Pubco Common Stock held by each other Investor shall also be released from the restrictions set forth in Section 6.1 in the same manner and on the same terms (including with respect to any conditions or provisos that apply to such Triggering Release), such number of shares of Pubco Common Stock released for each other Investor being the total number of shares of Pubco Common Stock held by such Investor on the date of such Triggering Release multiplied by a fraction, the numerator of which shall be the number of shares of Pubco Common Stock, options, restricted stock units or warrants to purchase or receive any shares of Pubco Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Pubco Common Stock, released pursuant to the Triggering Release, and the denominator of which shall be the total number of shares of Pubco Common Stock, options, restricted stock units or warrants to purchase or receive any shares of Pubco Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Pubco Common Stock held by the Triggering Release Party on such date. Notwithstanding the foregoing, the provisions of this paragraph will not apply, and a release or waiver will not be deemed to be a Triggering Release: (i) if the release or waiver is effected solely to permit a transfer not involving a disposition for value, (ii) in the case of any primary and/or secondary underwritten public offering of shares of Pubco Common Stock, provided that such waiver or release shall only apply with respect to such Investor’s participation in such underwritten sale or (iii) if the release or waiver is granted to any individual party by the Company in an amount, individually or in the aggregate with other releases and waivers to other individuals, less than or equal to 1% of the total number of outstanding shares of Pubco Common Stock.

7. BOARD MATTERS.

7.1 Initial Composition. As of the Effective Time, the board of directors of the Company (the “Board”) shall consist of seven (7) directors, a majority of whom shall be “independent” directors for purposes of NYSE rules (each, an “Independent Director”), to initially consist of:

(i) One (1) director to be nominated by Shantanu Gaur (the “Gaur Nominee”);

(ii) One (1) director to be nominated by Remus Capital (the “Remus Nominee”);

(iii) One (1) director to be nominated by the Sponsor (the “Sponsor Nominee”);

(iv) One (1) Independent Director to be nominated by Shantanu Gaur (the “Gaur Independent Nominee”);

(v) One (1) Independent Director to be nominated by Remus Capital (the “Remus Independent Nominee”); and

(vi) Two (2) Independent Directors to be nominated by Allurion (the “Company Independent Nominees”), one of which is to be designated by RTW in accordance with the RTW Side Letter (the “RTW Designated Director”);

in each case, who shall serve in such capacity in accordance with the terms of this Agreement, the Business Combination Agreement, the Pubco Governing Documents (as defined in the Business Combination Agreement), applicable law and NYSE rules.

7.2 Independent Nominees.

(a) Shantanu Gaur shall have the right and ability to recommend a Gaur Independent Nominee. If the Gaur Independent Nominee (or any Replacement Gaur Independent Nominee) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve as a director, Shantanu Gaur shall have the ability to recommend a substitute person in accordance with this Section 7.2(a) (any such replacement nominee shall be referred to as a “Replacement Gaur Independent Nominee”).

(b) Until such time as Remus Capital beneficially owns in the aggregate less than the Remus Minimum Ownership Threshold, then (A) Remus Capital shall have the right and ability to recommend a Remus Independent Nominee and (B) if the Remus Independent Nominee (or any Replacement Remus Independent Nominee) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve as a director, Remus Capital shall have the ability to recommend a substitute person in accordance with this Section 7.2(b) (any such replacement nominee shall be referred to as a “Replacement Remus Independent Nominee”).

(c) Until such time as the RTW Designation Condition is no longer satisfied, then unless the RTW Designated Director is otherwise nominated as an Independent Director, a Gaur Independent Nominee or a Remus Independent Nominee, RTW (A) shall have the right and ability to recommend the RTW Designated Director, who the Company shall cause to be nominated as a Company Independent Nominee and (B) if the RTW Designated Director (or any Replacement RTW Designated Director) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve as a director, RTW shall have the ability to recommend a substitute person in accordance with this Section 7.2(c) (any such replacement nominee shall be referred to as a “Replacement RTW Designated Director”) and the Company shall cause such substitute person to be nominated as a Company Independent Nominee (any such replacement nominee shall be referred to as a “Replacement Company Independent Nominee”).

(d) Any Replacement Gaur Independent Nominee, Replacement Remus Independent Nominee or Replacement Company Independent Nominee, as the case may be, must (A) qualify as “independent” pursuant to NYSE rules, (B) satisfy requirements under applicable Law and (C) be independent of Shantanu Gaur, Remus Capital or the Company, as applicable. The Nominating and Governance Committee of the Company (the “Nominating and Governance Committee”) shall make its determination and recommendation regarding whether such Replacement Gaur Independent Nominee, Replacement Remus Independent Nominee or Replacement Company Independent Nominee, as the case may be, meets the foregoing criteria within fifteen (15) business days after (1) such nominee has submitted to the Company (x) a fully completed copy of the Company’s standard director and officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check, a representation agreement, consent to be named as a director in the Company’s proxy statement and certain other agreements) applicable to new directors of the Company and (y) a written representation that such nominee, if elected as a director of the Company, would be in compliance, and will comply, with all applicable Company guidelines and policies and (2) representatives of the Board have conducted customary interview(s) of such nominee, if such interviews are requested by the Board or the Nominating and Governance Committee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 7.2(d) as promptly as reasonably practicable. In the event the Nominating and Governance Committee does not accept a person recommended by Shantanu Gaur as the Replacement Gaur Independent Nominee, Remus Capital as the Replacement Remus Independent Nominee or RTW as the Replacement Company Independent Nominee, as the case may be, Shantanu Gaur, Remus Capital or RTW, as applicable, shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating and Governance Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement Gaur Independent Nominee, Replacement Remus Independent Nominee or Replacement Company Independent Nominee, as the case may be, by the Nominating and Governance Committee, the Board shall vote on the appointment of such Replacement Gaur Independent Nominee, Replacement Remus Independent Nominee or Replacement Company Independent Nominee, as the case may be, to the Board promptly after the Nominating and Governance Committee recommendation of such Replacement Gaur Independent Nominee, Replacement Remus Independent Nominee or Replacement Company Independent Nominee, as the case may be; provided, however, that if the Board does not appoint such Replacement Gaur Independent Nominee, Replacement Remus Independent Nominee or Replacement Company Independent Nominee, as the case may be, to the Board pursuant to this Section 7.2(d), Shantanu Gaur, Remus Capital or RTW, as applicable, shall continue to follow the procedures of this Section 7.2(d) until a Replacement Gaur Independent Nominee, Replacement Remus Independent Nominee or Replacement Company Independent Nominee, as applicable, is elected to the Board.

7.2.2	Company Obligations. The Company agrees:

(a) that until such time as Remus Capital no longer meets the Remus Minimum Ownership Threshold, and provided that the Remus Independent Nominee is able and willing to continue to serve on the Board, the Company will include each applicable Remus Independent Nominee in the Company’s slate of director nominees to stand for election to the Board at any meeting of Company stockholders at which directors are to be elected;

(b) that until such time as Shantanu Gaur no longer meets the Gaur Minimum Ownership Threshold, and provided that the Gaur Independent Nominee is able and willing to continue to serve on the Board, the Company will include each applicable Gaur Independent Nominee in the Company’s slate of director nominees to stand for election to the Board at any meeting of Company stockholders at which directors are to be elected;

(c) that until such time as RTW no longer meets the RTW Designation Condition, and provided that the RTW Designated Director is able and willing to continue to serve on the Board, the Company will include each applicable RTW Designated Director as a Company Independent Nominee in the Company’s slate of director nominees to stand for election to the Board at any meeting of Company stockholders at which directors are to be elected;

(d) to recommend, support and solicit proxies for each such Gaur Independent Nominee, Remus Independent Nominee or RTW Designated Director as a Company Independent Nominee, in each such case, in substantially the same manner as it recommends, supports and solicits proxies for any other members of such slate of director nominees;

(e) to cause to be nominated a lead Independent Director (the “Lead INED”) of the Board, who shall serve at all times as chair or co-chair of the Board, and who initially shall be Omar Ishrak. The Company shall cause the Lead INED to be nominated as the Sponsor Nominee; and

(f) from time to time and at all times on or prior to the second (2nd) anniversary of the Closings (as defined in the Business Combination Agreement), to cause Omar Ishrak to be the Lead INED; provided, that, at the time when such annual or special meeting of stockholders at which an election of directors is held or at the time when such written consent of the stockholders to elect one or more directors is entered into, Omar Ishrak (i) has not refused and continues to refuse to stand for re-election, (ii) is not unable to discharge the duties of the Lead INED due to death or incapacity or (iii) is not ineligible to serve as the Lead INED.

7.2.3	Certain Investor Obligations.

(a) Remus Capital agrees and commits solely with the Company (and not any other party) that such party will appear in person or by proxy at any meeting of Company stockholders at which directors are to be elected and vote all shares beneficially owned by such party in favor of each of the nominees on the slate of director nominees nominated by the Company and otherwise in accordance with the Board’s recommendation on any other proposal relating to the appointment, election or removal of directors. The obligation for the Remus Capital to comply with this Section 7.2.3(a) shall automatically terminate without any further action at such time as Remus Capital no longer meets the Remus Minimum Ownership Threshold.

(b) Remus Capital agrees and commits solely with the Company (and not any other party) that prior to any Remus Independent Nominee (including any Replacement Remus Independent Nominee) being appointed to the Board, the Remus Independent Nominee shall have submitted to the Board a duly executed irrevocable resignation letter pursuant to which such nominee shall resign from the Board and all applicable committees thereof automatically and effective immediately if Remus Capital fails to have the right to nominate such nominee to the Board. Remus Capital shall promptly (and in any event within five (5) business days) provide written notice to the Company if Remus Capital fails to satisfy the Remus Minimum Ownership Threshold at any time.

7.3 Other Nominees.

7.3.1	Other Nominees.

(a) Remus Capital. Until such time as the Remus Director Nomination Number is zero (0), then (A) Remus Capital shall have the right and ability to recommend a number of Remus Nominees equal to the Remus Director Nomination Number and (B) if any Remus Nominee (or any Replacement Remus Nominee) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve as a director, Remus Capital shall have the ability to recommend a substitute person in accordance with this Section 7.3 (any such replacement nominee shall be referred to as a “Replacement Remus Nominee”).

(b) Sponsor.

(i) Until such time as the Sponsor Director Nomination Number is zero (0), then (A) the Sponsor shall have the right and ability to recommend a number of Sponsor Nominees equal to the Sponsor Director Nomination Number and (B) if any Sponsor Nominee (or any Replacement Sponsor Nominee) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve as a director, the Sponsor shall have the ability to recommend a substitute person in accordance with this Section 7.3 (any such replacement nominee shall be referred to as a “Replacement Sponsor Nominee”).

(ii) The initial Sponsor Nominee shall be Omar Ishrak.

(iii) The Sponsor agrees, from time to time and at all times on or prior to the second (2nd) anniversary of the Closings (as defined in the Business Combination Agreement), to cause Omar Ishrak to be the Sponsor Nominee; provided, that, at the time when such annual or special meeting of stockholders at which an election of directors is held or at the time when such written consent of the stockholders to elect one or more directors is entered into, Omar Ishrak (i) has not refused and continues to refuse to stand for re-election, (ii) is not unable to discharge the duties of the Sponsor Nominee due to death or incapacity or (iii) is not ineligible to serve as the Sponsor Nominee.

(c) Gaur Nominee. Until such time as the Gaur Director Nomination Number is zero (0), then (A) Shantanu Gaur shall have the right and ability to recommend a number of Gaur Nominees equal to the Gaur Director Nomination Number and (B) if any Gaur Nominee (or any Replacement Gaur Nominee) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve as a director, Shantanu Gaur shall have the ability to recommend a substitute person in accordance with this Section 7.3 (any such replacement nominee shall be referred to as a “Replacement Gaur Nominee”).

7.3.2	Replacement Nominees.

(a) Any Replacement Remus Nominee, Replacement Sponsor Nominee or Replacement Gaur Nominee, as the case may be, must satisfy requirements under applicable Law. The Nominating and Governance Committee of the Company shall make its determination and recommendation regarding whether such Replacement Remus Nominee, Replacement Sponsor Nominee or Replacement Gaur Nominee, as the case may be, meets the foregoing criteria within fifteen (15) business days after such nominee has submitted to the

Company (x) a fully completed copy of the Company’s standard director and officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check, a representation agreement, consent to be named as a director in the Company’s proxy statement and certain other agreements) applicable to new directors of the Company and (y) a written representation that such nominee, if elected as a director of the Company, would be in compliance, and will comply, with all applicable Company guidelines and policies. If the Nominating and Governance Committee determines that such person meets such criteria, the Board shall vote to elect such person to the Board promptly following the Nominating and Governance Committee’s determination. In the event the Nominating and Governance Committee determines that such person does not meet such criteria, Remus Capital, Sponsor or Shantanu Gaur, as applicable, shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating and Governance Committee recommending such person in accordance with the procedures described above.

7.3.3	Company Obligations. The Company agrees:

(a) that until such time as the Remus Director Nomination Number is zero (0), and provided that the Remus Nominee is able and willing to continue to serve on the Board, the Company will include such Remus Nominee in the Company’s slate of director nominees to stand for election to the Board at any meeting of Company stockholders at which directors are to be elected;

(b) that until such time that the Sponsor Director Nomination Number is zero (0), and provided that the Sponsor Nominee is able and willing to continue to serve on the Board, the Company will include the Sponsor Nominee in the Company’s slate of director nominees to stand for election to the Board at any meeting of Company stockholders at which directors are to be elected;

(c) that until such time that the Gaur Director Nomination Number is zero (0), and provided that the Gaur Nominee is able and willing to continue to serve on the Board, the Company will include the Gaur Nominee in the Company’s slate of director nominees to stand for election to the Board at any meeting of Company stockholders at which directors are to be elected; and

(d) to recommend, support and solicit proxies for each such Remus Nominee, Sponsor Nominee or Gaur Nominee, in each such case, in substantially the same manner as it recommends, supports and solicits proxies for any other members of such slate of director nominees.

7.3.4	Certain Investor Obligations.

(a) Each of Remus Capital, Sponsor or Shantanu Gaur, severally and not jointly, agrees and commits solely with the Company (and not any other party) that such party will appear in person or by proxy at any meeting of Company stockholders at which directors are to be elected and vote all shares beneficially owned by such party in favor of each of the nominees on the slate of director nominees nominated by the Company and otherwise in accordance with the Board’s recommendation on any other proposal relating to the appointment, election or removal of directors. The obligation for Remus Capital to comply with this Section 7.3.4(a) shall automatically terminate without any further action at such time as the Remus Director Nomination Number is zero (0). The obligation for the Sponsor to comply with this Section 7.3.4(a) shall automatically terminate without any further action at such time as the Sponsor Director Nomination Number is zero (0). The obligation for Shantanu Gaur to comply with this Section 7.3.4(a) shall automatically terminate without any further action at such time as the Gaur Director Nomination Number is zero (0).

(b) Each of Remus Capital, Sponsor or Shantanu Gaur, severally and not jointly, agrees and commits solely with the Company (and not any other party) that (x) solely in the case of Remus Capital, prior to any Remus Nominees (including any Replacement Remus Nominees) being appointed to the Board, (y) solely in the case of the Sponsor, prior to any Sponsor Nominee (including any Replacement Sponsor Nominee) being appointed to the Board, or (z) solely in the case of the Gaur Nominee, prior to any Gaur Nominee (including any Replacement Gaur Nominee) being appointed to the Board, the Remus Nominee, the Sponsor Nominee and/or the Gaur Nominee, as the case may be, shall have submitted to the Board a duly executed irrevocable resignation letter pursuant to which such nominee(s) shall resign from the Board and all applicable committees thereof automatically and effective immediately if Remus Capital (solely in the case of the Remus Nominees), the Sponsor (solely in the case of the Sponsor Nominee) or Shantanu Gaur (solely in the case of the Gaur Nominee), fail(s) to have the right to nominate such nominee(s) to the Board. Remus Capital shall promptly (and in any event within five (5) business days) provide written notice to the Company if the Remus Director Nomination Number is reduced to zero (0) at any time. The Sponsor shall promptly (and in any event within five (5) business days) provide written notice to the Company if the Sponsor Director Nomination Number is reduced to zero (0) at any time. Shantanu Gaur shall promptly (and in any event within five (5) business days) provide written notice to the Company if the Gaur Director Nomination Number is reduced to zero (0) at any time.

8. MISCELLANEOUS.

8.1 Other Registration Rights and Arrangements. The Company represents and warrants that no person, other than a holder of the Registrable Securities, the investors of the PIPE Financing and Fortress pursuant to the Fortress Credit Agreement (as such terms are defined in the Business Combination Agreement) has any right to require the Company to register any of the Company’s capital stock for sale or to include the Company’s capital stock in any registration filed by the Company for the sale of capital stock for its own account or for the account of any other person. The parties hereby terminate the Prior Agreements, each of which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

8.2 Assignment; No Third-Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any permitted transfer of Registrable Securities by any such holder to a Permitted Transferee. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the holders of Registrable Securities and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 8.2. The rights of a holder of Registrable Securities under this Agreement may be transferred by such a holder to a transferee who acquires or holds Registrable Securities; provided, however, that such transferee has executed and delivered to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (an “Addendum Agreement”), and the transferor shall have delivered to the Company no later than fifteen (15) days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the transferee, and the number of Registrable Securities so transferred. The execution of an Addendum Agreement shall constitute a permitted amendment of this Agreement.

8.3 Amendments and Modifications. Upon the written consent of the Company and the Investors holding a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, that (a) the provisions of Sections 7.2 and 7.3 and related definitions as it relates to the Gaur Independent Nominee or Gaur Nominee may not be amended, modified, terminated or waived without the written consent of Shantanu Gaur; (b) the provisions of Sections 7.2 and 7.3 and related definitions as it relates to the Remus Independent Nominee or Remus Nominee may not be amended, modified, terminated or waived without the written consent of Remus Capital; (c) the provisions of Section 7.3 and related definitions as it relates to the Sponsor Nominee may not be amended, modified, terminated or waived without the written consent of the Sponsor; (d) any amendment hereto or waiver hereof that adversely affects an Investor, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from other Investors (in such capacity) shall require the consent of such Investor so affected; and (e) any waiver, amendment or repeal of the restrictions set forth in Section 6.1 (or of this Section 8.3 in respect of this proviso) shall require the prior written consent of the Sponsor. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any party hereto effected in a manner which does not comply with this Section 8.3 shall be void, ab initio. No course of dealing between any Investor or the Company and any other party hereto or any failure or delay on the part of an Investor or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Investor or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

8.4 Term. This Agreement shall terminate upon the earlier of (i) the seventh anniversary of the date of this Agreement, (ii) a Change of Control (as defined in the Business Combination Agreement) or (iii) the date as of which there shall be no Registrable Securities outstanding; provided, further that with respect to any Investor, such Investor will have no rights under this Agreement and all obligations of the Company to such Investor under this Agreement shall terminate upon the earlier of (x) the date at least one year after the date hereof that such Investor ceases to hold at least 1% of the Registrable Securities outstanding on the date hereof or (y) if such Investor is a director or an executive officer of the Company, the date such Investor no longer serves as a director or an executive officer of the Company; provided, however, that such termination as to an Investor shall not apply to the following provisions until such Investor no longer holds any Registrable Securities: Sections 3.1.4, 3.1.5, 3.1.10, 3.1.12, 3.1.14, 3.2, 3.3, 3.4, 3.5, 8.3, 8.5 and Articles IV and V. Notwithstanding the foregoing, (a) the piggy-back registration rights provided for in Section 2.3 of this Agreement shall terminate no later than the third anniversary of the date of this Agreement and (b) the obligations set forth in Article VII shall survive until the earlier of a termination of this Agreement in accordance with clauses (i) or (ii) above or with respect to an Investor at such time as such Investor is no longer entitled to nominate a director to the Board.

8.5 Notices. All notices, demands, requests, claims and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) (i) by delivery in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof, but excluding any automated reply, such as an out-of-office notification), (iii) by FedEx or other nationally recognized overnight delivery service or (iv) posting in the United States mail (having been sent registered or certified mail return receipt requested, postage prepaid) (upon receipt thereof), to the parties as follows:

If to the Company:

Allurion Technologies, Inc.

11 Huron Drive

Natick, MA 01760

Attention: Chief Executive Officer

Email: sgaur@allurion.com

with a copy to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Danielle M. Lauzon and Paul R. Rosie

E-mail: dlauzon@goodwinlaw.com, prosie@goodwinlaw.com

If to an Investor, to the address set forth under such Investor’s signature to this Agreement or to such Investor’s address as found in the Company’s books and records.

8.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Agreement shall remain in full force and effect. Furthermore, upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

8.8 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, representations, undertakings, understandings and other arrangements, both oral and written, among the parties hereto with respect to the subject matter hereof, including, without limitation the Prior Agreements.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Investor Rights and Lock-up Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

ALLURION TECHNOLOGIES, INC.

By:
Name:
Title:

SIGNATURE PAGE TO INVESTOR RIGHTS AND LOCK-UP AGREEMENT

INVESTORS:

SIGNATURE PAGE TO INVESTOR RIGHTS AND LOCK-UP AGREEMENT

EXHIBIT A

Addendum Agreement

This Addendum Agreement (“Addendum Agreement”) is executed on                             , 20            , by the undersigned (the “New Holder”) pursuant to the terms of that certain Investor Rights and Lock-up Agreement dated as of [            ], 2023 (the “Agreement”), by and among the Company and the Investors identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Addendum Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Addendum Agreement, the New Holder agrees as follows:

1. Acknowledgment. New Holder acknowledges that New Holder is acquiring certain shares of common stock of the Company (the “Pubco Common Stock”) as a transferee of such shares of Pubco Common Stock from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Investor” and a holder of Registrable Securities for all purposes under the Agreement.

2. Agreement. New Holder hereby (a) agrees that the shares of Pubco Common Stock shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3. Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:

Print Name:	ALLURION TECHNOLOGIES, INC.

By:	By:
Name:
Title:

EXHIBIT B

Sponsor Support Agreement

[See attached.]

Exhibit B

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of February 9, 2023, by and among Compute Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Compute Health Acquisition Corp., a Delaware corporation (“Acquiror”), the Persons set forth on Schedule I attached hereto (the “Holders” and together with the Sponsor, the “CPUH Holders”), Allurion Technologies Holdings, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Company (as defined below) (“Pubco”), and Allurion Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, (a) the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 21,442,500 shares of CPUH Common Stock and 12,833,333 CPUH Warrants, (b) the Holders are collectively the holders of 90,000 shares of Class B Common Stock and (c) Michael Harsh is the holder of 10,000 CPUH Units;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Compute Health Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Pubco and the Company have entered into that certain Business Combination Agreement (as may be amended or modified from time to time, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, as part of the same overall transaction, (a) CPUH is to merge with and into Pubco (the “CPUH Merger”), with Pubco surviving as the publicly-listed company, (b) thereafter, Merger Sub I is to merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Pubco (the “Intermediate Merger”) and (c) thereafter, the Company is to merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of Pubco (collectively with the CPUH Merger and the Intermediate Merger, the “Mergers”), in each case on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each CPUH Holder hereby acknowledges that he, she or it has read the Business Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with his, her or its tax and legal advisors. Each CPUH Holder shall be bound by and comply with Sections 5.6(c) (Exclusive Dealing) in respect of CPUH Acquisition Proposals and 5.4 (Public Announcements) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such CPUH Holder was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the CPUH Merger Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 7.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), except, in each case, in connection with the transactions contemplated by this Sponsor Agreement (including Sections 1.6 and 1.7) and the Business Combination Agreement (including the CPUH Merger), each CPUH Holder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase (or Lien on), deposit into a voting trust or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement/Proxy Statement or Registration Statement (as defined in the Subscription Agreements)) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of CPUH Common Stock, any CPUH Units, or any CPUH Warrants, owned by such CPUH Holder, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of CPUH Common Stock, any CPUH Units, or any CPUH Warrants, owned by such CPUH Holder (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between such CPUH Holder and any Affiliate of such CPUH Holder, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder to this Sponsor Agreement in the form attached hereto as Annex A.

Section 1.3 New Shares. In the event that (a) any shares of CPUH Common Stock or any CPUH Warrants or other equity securities of Acquiror are issued to a CPUH Holder after the date of this Sponsor Agreement pursuant to any stock dividend, stock split or sub-division, recapitalization, reclassification, combination or exchange of shares of CPUH Common Stock or CPUH Warrants of, on or affecting the shares of CPUH Common Stock or the CPUH Warrants owned by such CPUH Holder or otherwise, (b) a CPUH Holder purchases or otherwise acquires beneficial ownership of any shares of CPUH Common Stock, any CPUH Warrants or any other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) a CPUH Holder acquires the right to vote or share in the voting of any shares of CPUH Common Stock or other equity securities of Acquiror after the date of this Sponsor Agreement (such shares of CPUH Common Stock, such CPUH Warrants or such other equity securities of Acquiror, collectively, the “New Securities”), then such New Securities acquired or purchased by such CPUH Holder shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the shares of CPUH Common Stock, CPUH Units, or the CPUH Warrants, owned by such CPUH Holder as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor, on behalf of itself, shall deliver to Pubco, Acquiror and the Company a duly-executed counterpart to that certain Investor Rights Agreement substantially in the form attached as Exhibit A to the Business Combination Agreement.

Section 1.5 Support Agreements.

(a) Hereafter until the Expiration Time, at any meeting of the stockholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Acquiror is sought (in each case, to the extent entitled to vote on or provide consent with respect to such matter), each CPUH Holder shall (i) if a meeting is held, appear at such meeting (in person or by proxy) or otherwise cause all of its shares of CPUH Common Stock to be counted as present thereat for purposes of establishing a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of such shares of CPUH Common Stock:

(i) in favor of each Required Transaction Proposal;

(ii) against any CPUH Acquisition Proposal or any proposal relating to a CPUH Acquisition Proposal (in each case, other than the Required Transaction Proposals);

(iii) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Business Combination Agreement and the transactions contemplated thereby, including the Mergers);

(iv) against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Required Transaction Proposals); and

(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Business Combination Agreement, any Ancillary Document or the Mergers, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or either Merger Sub under the Business Combination Agreement or any Ancillary Document, (C) result in any of the conditions set forth in Article 6 of the Business Combination Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror (other than in connection with the CPUH Merger).

Each CPUH Holder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of February 4, 2021, by and among the Sponsor, Acquiror and the other parties thereto (the “Voting Letter Agreement”), including without limitation the obligations of the Sponsor pursuant to Section 1 therein to not redeem any shares of CPUH Common Stock owned by the Sponsor in connection with the transactions contemplated by the Business Combination Agreement.

(c) From the date hereof until the Expiration Time, and unless expressly permitted pursuant to the terms of the Business Combination Agreement, the Sponsor shall not modify or amend any Contract between or among the Sponsor or any Affiliate of the Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand.

Section 1.6 Founder Share Conversion.

(a) The Sponsor hereby agrees that, immediately prior to the consummation of the CPUH Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Mergers set forth in Article 6 of the Business Combination Agreement), the Sponsor shall contribute, transfer, assign, convey and deliver to Acquiror, and Acquiror shall acquire and accept from the Sponsor, all of the Sponsor’s right, title, and interest in, to and under the Sponsor’s shares of Class B Common Stock and CPUH Warrants and, in exchange therefor, Acquiror shall issue to the Sponsor shares of Class A Common Stock, free and clear of all Liens as provided below (the “Founder Share Conversion”).

(b) In connection with the Founder Share Conversion, all 21,442,500 outstanding shares of Class B Common Stock and all 12,833,333 CPUH Warrants held by the Sponsor shall be exchanged and converted into 2,088,327 shares of Class A Common Stock.

(c) No certificates will be issued in connection with the Founder Share Conversion, and Acquiror will record the exchange of Sponsor’s Class B Common Stock and CPUH Warrants for the Class A Common Stock

that the Sponsor is acquiring pursuant to the terms and conditions of this Section 1.6 on its books and records. Following the Founder Share Conversion and the transactions contemplated by the Business Combination Agreement, the Sponsor will not hold any shares of Class B Common Stock or any CPUH Warrants.

(d) The Founder Share Conversion shall be applicable only in connection with the transactions contemplated by the Business Combination Agreement and this Sponsor Agreement, and the Founder Share Conversion shall be void and of no force and effect in the event this Sponsor Agreement is terminated prior to the Closings.

(e) The parties hereto intend that the Founder Share Conversion will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

Section 1.7 Additional Class B Share Conversion.

(a) Hani Barhoush (“Barhoush”) hereby agrees that, immediately prior to the consummation of the CPUH Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Mergers set forth in Article 6 of the Business Combination Agreement), Barhoush shall contribute, transfer, assign, convey and deliver to Acquiror, and Acquiror shall acquire and accept from Barhoush, all of Barhoush’s right, title and interest in, to and under Barhoush’s shares of Class B Common Stock and, in exchange therefor, Acquiror shall issue to Barhoush 21,120 shares of Class A Common Stock (the “Barhoush Share Conversion”).

(b) Michael Harsh (“Harsh”) hereby agrees that, immediately prior to the consummation of the CPUH Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Mergers set forth in Article 6 of the Business Combination Agreement), Harsh shall contribute, transfer, assign, convey and deliver to Acquiror, and Acquiror shall acquire and accept from Harsh, all of Harsh’s right, title and interest in, to and under Harsh’s shares of Class B Common Stock and, in exchange therefor, Acquiror shall issue to Harsh 21,120 shares of Class A Common Stock (the “Harsh Share Conversion”).

(c) Gwendolyn A. Watanabe (“Watanabe” and, collectively with Barhoush and Harsh, the “Additional Class B Stockholders”) hereby agrees that, immediately prior to the consummation of the CPUH Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Mergers set forth in Article 6 of the Business Combination Agreement), Watanabe shall contribute, transfer, assign, convey and deliver to Acquiror, and Acquiror shall acquire and accept from Harsh, all of Watanabe’s right, title and interest in, to and under Watanabe’s shares of Class B Common Stock and, in exchange therefor, Acquiror shall issue to Watanabe 21,120 shares of Class A Common Stock (the “Watanabe Share Conversion” and, collectively with the Barhoush Share Conversion and the Harsh Share Conversion, the “Additional Class B Share Conversion”)).

(d) No certificates will be issued in connection with the Additional Class B Share Conversion, and Acquiror will record the exchanges of the Class B Common Stock for the Class A Common Stock that the Additional Class B Stockholders are acquiring pursuant to the terms and conditions of this Section 1.7 on its books and records. Following the Additional Class B Share Conversion, the Founder Share Conversion and the transactions contemplated by the Business Combination Agreement, no shares of Class B Common Stock shall be outstanding.

(e) The Additional Class B Share Conversion shall be applicable only in connection with the transactions contemplated by the Business Combination Agreement and this Sponsor Agreement, and the Additional Class B Share Conversion shall be void and of no force and effect in the event this Sponsor Agreement is terminated prior to the Closings.

(f) The parties hereto intend that the Additional Class B Share Conversion will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

Section 1.8 Additional Agreements.

(a) Notwithstanding anything to the contrary in any other agreement or contract to which a CPUH Holder is bound, each CPUH Holder (for himself, herself or itself and for his, her or its successors, heirs and assigns) hereby (but subject to the consummation of the Mergers) irrevocably and unconditionally waives, to the fullest extent permitted by law and the CPUH Certificate of Incorporation, and agrees not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which shares of Class B Common Stock held by such CPUH Holder convert into shares of Class A Common Stock in connection with the transactions contemplated by the Business Combination Agreement.

(b) Acquiror and the Sponsor hereby irrevocably and unconditionally agree that, if any amounts are outstanding under any Sponsor Loan extended to Acquiror or any Subsidiary of Acquiror by the Sponsor (or any of its Affiliates) as of the Closings, then, notwithstanding the terms of any promissory note or other document evidencing such Sponsor Loan or any other agreement or contract to which Acquiror or the Sponsor (or its applicable Affiliate) is bound, (i) $2,500,000 of such Sponsor Loans outstanding as of the Closing Date shall be paid at the Closings from the funds available in the Trust Account or from proceeds of the PIPE Financing or Revenue Interest Financing (or, if not so paid, by the Surviving Corporation), (ii) in the event the aggregate amount of Sponsor Loans outstanding as of the Closing Date is greater than $2,500,000 (such excess, the “Sponsor Loan Excess”), the Sponsor Loan Excess, up to an amount not to exceed $5,250,000 (the “Sponsor Loan Equity Conversion Cap”), outstanding as of the Closing Date shall be automatically converted into shares of Pubco Common Stock in accordance with Section 5.11 of the Business Combination Agreement and (iii) with respect to any Sponsor Loan Excess above the Sponsor Loan Equity Conversion Cap (such excess, the “Extinguishable Sponsor Loan Excess”), such Extinguishable Sponsor Loan Excess shall be fully extinguished and forgiven and Acquiror and Pubco shall have no obligation to pay such excess amounts; provided, that, notwithstanding anything in either of this Sponsor Agreement or the Business Combination Agreement to the contrary, the Company may, in its sole discretion, pursuant to an election by the Company made prior to the Closings, repay on the Closing Date some or all of the Sponsor Loan Excess, up to the Sponsor Loan Equity Conversion Cap, in cash.

Section 1.9 Further Assurances. Each CPUH Holder shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary under applicable Laws to effect the actions required to consummate the Mergers and the other transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein.

Section 1.10 No Inconsistent Agreement. Each CPUH Holder hereby represents and covenants that such CPUH Holder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such CPUH Holder’s obligations hereunder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties. Each CPUH Holder represents and warrants as of the date hereof to Acquiror and the Company as follows:

(a) Organization; Due Authorization. If such CPUH Holder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such CPUH Holder’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of such CPUH Holder. This Sponsor Agreement has been duly executed and delivered by such CPUH Holder and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such CPUH Holder, enforceable against such CPUH Holder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable CPUH Holder.

(b) Ownership. Such CPUH Holder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such CPUH Holder’s shares of CPUH Common Stock, CPUH Units and CPUH Warrants, as applicable, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of CPUH Common Stock, CPUH Units or CPUH Warrants (other than transfer restrictions under the Securities Act)) affecting any such shares of CPUH Common Stock, CPUH Units or CPUH Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) Acquiror’s Governing Documents, (iii) the Business Combination Agreement, (iv) the Voting Letter Agreement, (v) any Sponsor Loan (vi) the Securities Assignment Agreement, dated as of February 3, 2021, by and between the Sponsor and Hani Barhoush, (vii) the Securities Assignment Agreement, dated as of February 3, 2021, by and between the Sponsor and Michael Harsh, (viii) the Securities Assignment Agreement, dated as of February 3, 2021, by and between the Sponsor and Gwendolyn A. Watanabe, (ix) the Subscription Agreement, dated as of October 16, 2020, by and between Acquiror and the Sponsor, (x) the Letter Agreement, dated as of February 4, 2021, by and among Acquiror and Goldman Sachs & Co. LLC or (xi) any applicable securities Laws. Such CPUH Holder’s shares of CPUH Common Stock, CPUH Units and CPUH Warrants are the only equity securities of Acquiror owned of record or beneficially by such CPUH Holder on the date of this Sponsor Agreement, and none of such CPUH Holder’s shares of CPUH Common Stock, CPUH Units or CPUH Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such shares of CPUH Common Shares, CPUH Units or CPUH Warrants, except as provided hereunder or under the Voting Letter Agreement. Other than the CPUH Warrants and CPUH Units, on the date hereof, such CPUH Holder does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by such CPUH Holder does not, and the performance by such CPUH Holder of his, her or its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such CPUH Holder, as applicable, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such CPUH Holder or such CPUH Holder’s shares of CPUH Common Shares or CPUH Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such CPUH Holder of its obligations under this Sponsor Agreement.

(d) Litigation. There are no Actions pending against such CPUH Holder, or to the knowledge of such CPUH Holder threatened against such CPUH Holder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such CPUH Holder of its obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as described on Section 4.4 of the CPUH Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by such CPUH Holder, for which Acquiror or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule II and for the Governing Documents of the Merger Subs, neither such CPUH Holder nor, to the knowledge of such CPUH Holder, any Person in which such CPUH Holder has a direct or indirect legal, contractual or beneficial ownership of five percent (5%) or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.

(g) Acknowledgment. Such CPUH Holder understands and acknowledges that each of Acquiror and the Company is entering into the Business Combination Agreement in reliance upon such CPUH Holder’s execution and delivery of this Sponsor Agreement.

(h) No Other Representations or Warranties. Except for the representations and warranties made by each CPUH Holder in this ARTICLE II, neither the CPUH Holders nor any other Person makes any express or implied representation or warranty to Acquiror or the Company in connection with this Sponsor Agreement or the transactions contemplated by this Sponsor Agreement, and each CPUH Holder expressly disclaims any such other representations or warranties.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time, and (b) the written agreement of the Sponsor, Acquiror, Pubco and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Sponsor Agreement.

Section 3.2 Governing Law. This Sponsor Agreement and all disputes or controversies arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS SPONSOR AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT. THE PARTIES TO THIS SPONSOR AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto. Any attempted assignment of this Sponsor Agreement not in accordance with the terms of this Section 3.4 shall be void.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Sponsor Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Sponsor Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Sponsor Agreement on the basis that (a) the other parties hereto have an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 3.6 Amendment; Waiver. This Sponsor Agreement may not be amended, modified or terminated (other than as provided in Section 3.1), except upon a written agreement executed and delivered by Acquiror, the Company, Pubco and the Sponsor. Any waiver of any breach of this Sponsor Agreement extended by Acquiror, Pubco or the Company to the Sponsor shall not be construed as a waiver of any rights or remedies of Acquiror, Pubco or the Company with respect to any subsequent breach of the Sponsor. Any waiver of any provisions hereof by any party hereto shall not be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 3.7 Severability. Whenever possible, each provision of this Sponsor Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Sponsor Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Sponsor Agreement shall remain in full force and effect. Upon such determination that any term or other provision of this Sponsor Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall take any actions necessary to render the remaining provisions of this Sponsor Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, negotiate in good faith to modify this Sponsor Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 3.8 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by (a) delivery in person, (b) posting in the United States mail (having been sent registered or certified mail return receipt requested, postage prepaid), (c) FedEx or other nationally recognized overnight delivery service or (d) e-mail (having obtained electronic delivery confirmation thereof, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to Acquiror:

Compute Health Acquisition Corp.

1100 North Market Street, 4th Floor

Wilmington, DE 19890

Attention:	Joshua Fink
Jean Nehmé
Email:	jfink@ophir-holdings.com
nehmejean3@gmail.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:	Howard L. Ellin
Richard Witzel
Email:	Howard.Ellin@skadden.com
Richard.Witzel@skadden.com

If to the Company or Pubco:

c/o Allurion Technologies, Inc.

11 Huron Drive

Natick, MA 01760

Attention:	Chief Executive Officer
Email:	sgaur@allurion.com

with a copy (which will not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:	Danielle M. Lauzon
Paul R. Rosie
E-mail:	dlauzon@goodwinlaw.com
prosie@goodwinlaw.com

If to the Sponsor:

Compute Health Sponsor LLC

1100 North Market Street, Suite 1300

Wilmington, DE 19890

Attention:	Joshua Fink
Jean Nehmé
Email:	jfink@ophir-holdings.com
nehmejean3@gmail.com

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:	Howard L. Ellin
Richard Witzel
Email:	Howard.Ellin@skadden.com
Richard.Witzel@skadden.com

If to a Holder:

To such Holder’s address as set forth in Schedule I

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:	Howard L. Ellin
Richard Witzel
Email:	Howard.Ellin@skadden.com
Richard.Witzel@skadden.com

Section 3.9 Counterparts. This Sponsor Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Sponsor Agreement by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Sponsor Agreement.

Section 3.10 Fiduciary Duties. Notwithstanding anything in this Sponsor Agreement to the contrary, (a) each CPUH Holder makes no agreement or understanding herein in any capacity other than in such CPUH Holder’s capacity as a record holder and beneficial owner of shares of CPUH Common Stock, CPUH Warrants and other equity securities of Acquiror, and not in the CPUH Holder’s (or any of its representatives’) capacity as a director, officer or employee of any CPUH Party, and (b) nothing herein will be construed to limit or affect any action or inaction by any CPUH Holder or any representative of any CPUH Holder serving as a member of the board of directors (or other similar governing body) of any CPUH Party or as an officer, employee or fiduciary of any CPUH Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such CPUH Party.

Section 3.11 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior understandings, agreements, representations or other arrangements, both written and oral, by or among the parties hereto with respect to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsor, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:

COMPUTE HEALTH SPONSOR LLC

By:
Name: Jean Nehmé
Title:Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

ACQUIROR:

COMPUTE HEALTH ACQUISITION CORP.

By:
Name:	Jean Nehmé
Title:	Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:

ALLURION TECHNOLOGIES, INC.

By:
Name:	Shantanu Gaur
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

HOLDERS:

Hani Barhoush

Michael Harsh

Gwendolyn A. Watanabe

[Signature Page to Sponsor Support Agreement]

Schedule I

Holder	Address
Hani Barhoush	c/o Compute Health Acquisition Corp. 1100 North Market Street, 4th Floor Wilmington, Delaware 19890

Michael Harsh	c/o Compute Health Acquisition Corp. 1100 North Market Street, 4th Floor Wilmington, Delaware 19890

Gwendolyn A. Watanabe	c/o Compute Health Acquisition Corp. 1100 North Market Street, 4th Floor Wilmington, Delaware 19890

Schedule II

Affiliate Arrangements

1.	Letter Agreement, dated February 4, 2021, by and among Acquiror, the Sponsor Osama Alswailem, Hani Barhoush, Joshua Fink, Michael Harsh, Omar Ishrak, Jean Nehmé and Gwendolyn A. Watanabe.

2.

Registration Rights Agreement, dated February 4, 2021, by and among Acquiror, the Sponsor, Osama Alswailem, Hani Barhoush, Joshua Fink, Michael Harsh, Omar Ishrak, Jean Nehmé and Gwendolyn A. Watanabe.

3.	Sponsor Warrants Purchase Agreement, dated February 4, 2021, by and between Acquiror and the Sponsor.

4.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Hani Barhoush.

5.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Joshua Fink.

6.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Michael Harsh.

7.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Omar Ishrak.

8.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Jean Nehmé.

9.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Gwendolyn A. Watanabe.

10.	Administrative Services Agreement, dated February 4, 2021, by and between Acquiror and the Sponsor.

11.	Promissory Note, dated April 6, 2021, by and between Acquiror, debtor, and the Sponsor, creditor, in the amount of $1,500,000.

12.	Promissory Note, dated July 28, 2022, by and between Acquiror, debtor, and the Sponsor, creditor, in the amount of $1,500,000.

13.	Promissory Note, dated February 9, 2023, by and between Acquiror, debtor, and the Sponsor, creditor, in the amount of $4,750,000.

14.	PIPE Subscription Agreement, dated February 9, 2023, by and among Acquiror, Pubco and Omar Ishrak.

15.	Non-Redemption Agreement, dated February 9, 2023, by and among Acquiror, Pubco, the Company and Medtronic, Inc.

16.	RTW Side Letter, dated February 9, 2023, by and among Acquiror, Merger Sub II, the Company, Pubco, RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited.

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Sponsor Support Agreement, dated as of February 9, 2023 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Compute Health Sponsor LLC, a Delaware limited liability company, Compute Health Acquisition Corp., a Delaware corporation, Allurion Technologies Holdings, Inc., a Delaware corporation, the Persons set forth on Schedule 1 attached to the Support Agreement and Allurion Technologies, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “CPUH Holder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of such CPUH Holder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date:

By:
Name:
Title:

Address for Notices:

With copies to:

[Annex A to Sponsor Support Agreement]

EXHIBIT C

Company Support Agreement

[See attached.]

Exhibit C

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”) is dated as of February 9, 2023, by and among Compute Health Acquisition Corp., a Delaware corporation (“Acquiror”), the Persons set forth on Schedule I (each, a “Company Stockholder” and, collectively, the “Company Stockholders”), Allurion Technologies Holdings, Inc., a Delaware corporation (“Pubco”), and Allurion Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of Company Shares as are indicated opposite each of their names on Schedule I (all such Company Shares, together with any Company Shares of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Stockholder during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Compute Health Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub II”), Pubco and the Company have entered into that certain Business Combination Agreement (as may be amended or modified from time to time, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, as part of the same overall transaction, (a) CPUH is to merge with and into Pubco (the “CPUH Merger”), with Pubco surviving as the publicly-listed company (the “Surviving Corporation”), (b) thereafter, Merger Sub I is to merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of the Surviving Corporation (the “Intermediate Merger”) and (c) thereafter, the Company is to merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of the Surviving Corporation (collectively with the CPUH Merger and the Intermediate Merger, the “Mergers”), in each case on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

STOCKHOLDER SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each Company Stockholder hereby acknowledges that he, she or it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with his, her or its tax and legal advisors. Each Company Stockholder shall be bound by and comply with Sections 5.6 (Exclusive Dealing) in respect of Company Acquisition Proposals and 5.4

(Public Announcements) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if (a) such Company Stockholder was an original signatory to the Business Combination Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 5.6 of the Business Combination Agreement also referred to each such Company Stockholder.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Intermediate Merger Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 7.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), each Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase (or Lien on), deposit into a voting trust or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement/Proxy Statement, the Resale Registration Statement or the Registration Statement (as defined in the Subscription Agreements)) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between the Company Stockholder and any Affiliate of the Company Stockholder, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder to this Agreement in the form attached hereto as Annex A.

Section 1.3 New Shares. In the event that (a) any Subject Shares are issued to a Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split or sub-division, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Company Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares after the date of this Agreement (including pursuant to the exercise of any option or other applicable equity award), or (c) a Company Stockholder acquires the right to vote or share in the voting of any Subject Shares after the date of this Agreement (collectively, the “New Securities”), then such New Securities acquired or purchased by such Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Stockholder as of the date hereof.

Section 1.4 Company Stockholder Agreements. Hereafter until the Expiration Time, each Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company distributed by the Board of Directors of the Company or otherwise undertaken in connection with or as contemplated by the Business Combination Agreement or the transactions contemplated thereby (which written consent shall be delivered as promptly as reasonably practicable, and in any event within forty-eight (48) hours following the date that the Registration Statement (as contemplated by the Business Combination Agreement) becomes effective), such Company Stockholder shall, if a meeting is held, appear at the meeting (or any adjournment or postponement thereof), in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter):

(a) to approve and adopt the Business Combination Agreement, the Ancillary Documents to which the Company or Pubco is or will be a party and the transactions contemplated thereby, including the Mergers, and any other matters necessary or reasonably requested by the Company or Pubco for the consummation thereof;

(b) to approve an amendment to the Company Certificate of Incorporation to increase the authorized shares of Company Common Stock to ensure that the Company has authorized and reserved a sufficient number of shares of Company Common Stock for the Convertible Notes Conversion and waive any preemptive rights, antidilution protection, rights of notice or other rights under the Company Certificate of Incorporation, the Company’s Governing Documents or the Stockholder Agreements (as defined below) in connection with such Convertible Notes Conversion;

(c) in any other circumstances upon which a consent, waiver or other approval may be required under the Company’s Governing Documents, under any Company Convertible Notes or Company Warrants, or under any agreements between the Company and its stockholders, including, without limitation, the (i) Fourth Amended and Restated Investors’ Rights Agreement, dated as of July 23, 2021, by and among the Company, Jonathan D. Wecker, Ram Chuttani, Samuel G. Levy and Shantanu K. Gaur (the “Founders”) and the other stockholders party thereto, as amended, (ii) Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of July 23, 2021, by and among the Company, the Founders, The Shantanu K. Gaur Revocable Trust of 2021, The Gaur Family Irrevocable Trust of 2021 and the other stockholders party thereto, as amended, (iii) Amended and Restated Voting Agreement, dated as of July 23, 2021, by and among the Company, the Founders, The Shantanu K. Gaur Revocable Trust of 2021, The Gaur Family Irrevocable Trust of 2021 and the other stockholders party thereto, as amended, (iv) Series D Preferred Stock Purchase Agreement, dated as of July 23, 2021, by and among the Company and the stockholders party thereto, as amended, (v) Series C Management Rights Letter, effective as of January 17, 2017, by and between the Company and Romulus Growth Allurion L.P. and (vi) Letter Agreement, dated as of January 17, 2017, by and between the Company and Romulus Growth Allurion L.P. (the agreements referenced in the preceding clauses (i) through (vi), collectively, the “Stockholders Agreements”), to implement the Business Combination Agreement or any Ancillary Document or any of the transactions contemplated thereby, to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of such Company Stockholder’s Subject Shares held at such time in favor thereof;

(d) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or Pubco (other than the Business Combination Agreement and the transactions contemplated thereby, including the Mergers), including any Company Acquisition Proposal; and

(e) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement, any Ancillary Document or the transactions contemplated hereby or thereby, including the Mergers, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company or Pubco under the Business Combination Agreement or any Ancillary Document or (C) result in any of the conditions set forth in Article 6 of the Business Combination Agreement not being fulfilled.

Each Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

Without limiting any other rights or remedies of the Company, each Company Stockholder hereby irrevocably appoints the Company or any individual designated by the Company as such Company Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for and in the name, place and stead of such Company Stockholder, up to the Expiration Time, to attend on behalf of such Company Stockholder any meeting of the stockholders of the Company with respect to the matters described in this Section 1.4, to include the Subject Shares held in any computation for purposes of establishing a quorum at any such meeting of the stockholders of the Company, to vote (or cause to be voted) such Subject Shares or consent (or withhold consent) with respect to any of the matters described in this Section 1.4 in connection with any meeting of the stockholders of the Company or any action by written consent by the stockholders of the Company, in each case, only in the event and to the extent that such Company Stockholder fails to timely perform or otherwise comply with the covenants, agreements or obligations set forth in this Section 1.4. The proxyholder may not exercise the proxy granted pursuant to this Section 1.4 on any matter except those provided in this Section 1.4, and each Company Stockholder may vote its, his or her Subject Shares on all other matters, subject to the other applicable covenants, agreements and obligations set forth in this Agreement. The proxy granted by each Company Stockholder pursuant to this Section 1.4 (i) will be automatically revoked upon the Expiration Time, (ii) is coupled with an interest sufficient in law to support, subject to clause (i), an irrevocable proxy, and (iii) is a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Company Stockholder and shall revoke any and all prior proxies granted by such Company Stockholder with respect to its Subject Shares. The vote or consent of the proxyholder in accordance with this Section 1.4 and with respect to the matters in this Section 1.4 shall control in the event of any conflict between such vote or consent by such proxyholder and a vote or consent by each Company Stockholder (or any other Person with the power to vote such Company Stockholder’s Subject Shares) with respect to the matters in this Section 1.4.

Section 1.5 Affiliate Agreements. Each Company Stockholder, severally and not jointly, hereby agrees and consents to the termination of each of the Stockholders Agreements and all Related Party Contracts and accounts set forth on Section 5.2(a) of the Company Disclosure Schedules to which such Company Stockholder is party, effective as of the Intermediate Merger Effective Time, without any further obligations or liabilities to the Company and its Affiliates (including, after the Intermediate Merger Effective Time, Pubco).

Section 1.6 Investor Rights Agreement. Each of the Company Stockholders on behalf of himself, herself or itself, agrees that it will deliver, substantially simultaneously with the Intermediate Merger Effective Time, a duly-executed counterpart to the Investor Rights Agreement substantially in the form attached as Exhibit A to the Business Combination Agreement.

Section 1.7 Further Assurances. Each Company Stockholder shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws) to effect the actions required to consummate the Mergers and the other transactions contemplated by this Agreement and the Business Combination Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.8 No Inconsistent Agreement. Each Company Stockholder hereby represents and covenants that such Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder.

Section 1.9 No Challenges. Each Company Stockholder agrees not to (a) exercise any appraisal rights or any dissenters’ rights that such Company Stockholder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, including the Mergers, or (b) voluntarily commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub I, Merger Sub II, Pubco, the Company or any of their respective successors, directors or managers, (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Business Combination Agreement or any of the Ancillary Documents (including this Agreement) or the Mergers. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit such Company Stockholder from enforcing such Company Stockholder’s rights under this Agreement and the other agreements entered into in by such Company Stockholder in connection herewith, including such Company Stockholder’s right to receive such Company Stockholder’s portion of the (A) Aggregate Intermediate Merger Closing Merger Consideration and (B) if applicable pursuant to the terms of the Business Combination Agreement, Contingency Consideration, in each case as provided in the Business Combination Agreement.

Section 1.10 Consent to Disclosure. Each Company Stockholder hereby consents to the publication and disclosure in the Registration Statement/Proxy Statement and the Resale Registration Statement (and, as and to

the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror, Pubco or the Company to any Governmental Entity or to securityholders of Acquiror or Pubco) of such Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror, Pubco or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by Acquiror, Pubco or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC), subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent reasonably possible, the parties hereto shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law.

Section 1.11 No Agreement as Director or Officer. Notwithstanding anything to the contrary herein, each Company Stockholder is entering into this Agreement solely in the Company Stockholder’s capacity as record or beneficial owner of Subject Shares and nothing herein is intended to or shall limit or affect any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee or representative of the Company Stockholder to the board of directors of the Company) of the Company Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company, including Pubco prior to the CPUH Merger Effective Time) or other fiduciary capacity for the Company Stockholders.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Stockholders. Each Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (severally and not jointly, and solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:

(a) Organization; Due Authorization. If such Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Stockholder. If such Company Stockholder is an individual, such Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Stockholder, enforceable against such Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Stockholder.

(b) Ownership. Such Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject

Shares, other than Liens (a) pursuant to (i) this Agreement, (ii) the Company’s Governing Documents, (iii) the Stockholder Agreements, (iv) the Business Combination Agreement, or (v) any applicable securities Laws or (b) that would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Company Stockholder to perform its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement or the Business Combination Agreement. Such Company Stockholder’s Subject Shares are the only Company Shares owned of record or beneficially by such Company Stockholder on the date of this Agreement, and none of such Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Other than as set forth opposite such Company Stockholder’s name on Schedule I, such Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of his, her or its obligations hereunder will not, (i) if such Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Stockholder or such Company Stockholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Company Stockholder, or to the knowledge of such Company Stockholder threatened against such Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(e) Adequate Information. Such Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror, the Company and Pubco to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon Acquiror, the Company or Pubco and based on such information as such Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Stockholder acknowledges that Acquiror, the Company and Pubco have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Stockholder are irrevocable.

(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by such Company Stockholder, for which the Company or any of its Affiliates (including Pubco) may become liable.

(g) Acknowledgment. Such Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Business Combination Agreement in reliance upon such Company Stockholder’s execution and delivery of this Agreement.

Section 2.2 No Other Representations or Warranties. Except for the representations and warranties made by each Company Stockholder in this ARTICLE II, no Company Stockholder nor any other Person makes any express or implied representation or warranty to Acquiror in connection with this Agreement or the transactions contemplated by this Agreement, and each Company Stockholder expressly disclaims any such other representations or warranties.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of Acquiror, the Company, Pubco and each Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT. THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER,

(II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto. Any attempted assignment of this Agreement not in accordance with the terms of this Section 3.4 shall be void.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (a) the other parties hereto have an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 3.6 Amendment; Waiver. This Agreement may not be amended, modified or terminated (other than as provided in Section 3.1), except upon a written agreement executed and delivered by Acquiror, the Company, Pubco and each of the Company Stockholders. Any waiver of any breach of this Agreement extended by Acquiror to a Company Stockholder shall not be construed as a waiver of any rights or remedies of Acquiror with respect to any other Company Stockholder or with respect to any subsequent breach of such Company Stockholder or any other such Company Stockholder. Any waiver of any provisions hereof by any party hereto shall not be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party. Notwithstanding the foregoing, (a) Schedule I hereto may be amended by the Company from time to time to add transferees of any Subject Shares in compliance with the terms of this Agreement without the consent of the other parties and (b) Schedule I hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any Additional Company Stockholder who becomes a party to this Agreement in accordance with Section 3.11.

Section 3.7 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 3.8 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by (a) delivery in person, (b) posting in the United States mail (having been sent registered or certified mail return receipt requested, postage prepaid), (c) FedEx or other nationally recognized overnight delivery service or (d) e-mail (having obtained electronic delivery confirmation thereof, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to Acquiror:

Compute Health Acquisition Corp.

1100 North Market Street, 4th Floor

Wilmington, DE 19890

Attention:	Joshua Fink
Jean Nehmé
Email:	jfink@ophir-holdings.com
nehmejean3@gmail.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:	Howard L. Ellin
Richard Witzel
Email:	Howard.Ellin@skadden.com

Richard.Witzel@skadden.com

If to the Company or Pubco:

c/o Allurion Technologies, Inc.

11 Huron Drive

Natick, MA 01760

Attention:	Chief Executive Officer
Email:	sgaur@allurion.com

with a copy (which will not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:	Danielle M. Lauzon
Paul R. Rosie
E-mail:	dlauzon@goodwinlaw.com

prosie@goodwinlaw.com

If to a Company Stockholder:

To such Company Stockholder’s address set forth in Schedule I with a copy (which will not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Danielle M. Lauzon and Paul R. Rosie

E-mail: dlauzon@goodwinlaw.com, prosie@goodwinlaw.com

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 3.10 Several Liability. The liability of any Company Stockholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Company Stockholder be liable for any other Company Stockholder’s breach of such other Company Stockholder’s representations, warranties, covenants, or agreements contained in this Agreement.

Section 3.11 Additional Company Stockholders. Notwithstanding anything to the contrary contained herein, in connection with Section 5.24 of the Business Combination Agreement, any stockholder of the Company that is an accredited investor (as defined in Rule 501 of Regulation D under the Securities Act) and not a party to this Agreement as of the date hereof (each, an “Additional Company Stockholder”) may become a party to this Agreement after the date hereof by executing and delivering a joinder to this Agreement in the form attached hereto as Annex A to the Company, Pubco and Acquiror, and thereafter such Additional Company Stockholder shall be deemed a “Company Stockholder” for all purposes hereunder. No action or consent by Acquiror, Pubco or the Company shall be required for such joinder to this Agreement by such Additional Company Stockholder (other than that the Company shall update Schedule A hereto to include such Additional Company Stockholder), so long as such Additional Company Stockholder has agreed in writing to be bound by all of the obligations as a “Company Stockholder” hereunder and executed and delivered such joinder to this Agreement in accordance with this Section 3.11.

Section 3.12 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior understandings, agreements, representations or other arrangements, both written and oral, by or among the parties hereto with respect to the subject matter hereof.

Section 3.13 Trust Account Waiver. Each of the Company Stockholders, the Company and Pubco, on behalf of themselves and each of their respective subsidiaries, and each of their respective agents, Representatives and any other person or entity acting on its and their behalf (collectively, “Related Parties”), hereby acknowledges that Acquiror has established a trust account (the “Trust Account”) to hold the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (in each case, including any interest accrued from time to time thereon) for the benefit of Acquiror’s public stockholders and certain other parties. For and in consideration of Acquiror entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Company Stockholders, the Company and Pubco, on behalf of itself and its Related Parties, hereby agrees that it shall not, in connection with this Agreement, seek to enforce any right, title or interest in or to, or initiate any action, claim, suit or proceeding of any kind against, the assets held in the Trust Account or the trustee thereof. Acquiror hereby acknowledges that any such claim that any of the Company Stockholders, the Company or their Affiliates may have arising at any time prior to the consummation of the Mergers is not waived or released pursuant to this paragraph but may be preserved and initiated against Acquiror at any time after the consummation of the Mergers, and that nothing in this paragraph shall preclude any claims by any of the Company Stockholders, the Company or any of their Related Parties against (a) Acquiror seeking recourse against any assets of Acquiror other than the Trust Account, or (b) assets released to Acquiror from the Trust Account upon the consummation of the Mergers. This Section 3.12 shall survive any expiration or termination of this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

Amarat Investments Limited
By:
Name: Ismail Al-Harthi
Title: Authorized Signatory

[Signature Page to Stockholder Support Agreement]

Romulus Allurion Special Opportunity L.P.

By:
Name: Krishna Gupta
Title: General Partner

[Signature Page to Stockholder Support Agreement]

Romulus Growth Allurion L.P.

By:
Name: Krishna Gupta
Title: General Partner

[Signature Page to Stockholder Support Agreement]

SAMIN CAPITAL LLC

By:
Name: Krishna Gupta
Title: Manager

[Signature Page to Stockholder Support Agreement]

Shantanu K. Gaur and Neha Gaur, Trustees of THE SHANTANU K. GAUR REVOCABLE TRUST OF 2021

By:
Name: Shantanu Gaur
Title: Trustee

[Signature Page to Stockholder Support Agreement]

Steven M. Burke, Esq. and Neha Gaur, Trustees of THE GAUR FAMILY IRREVOCABLE TRUST OF 2021

By:
Name: Neha R. Gaur
Title: Trustee

[Signature Page to Stockholder Support Agreement]

Samuel G. Levy

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

Ram Chuttani

By:
Name: Ram Chuttani

[Signature Page to Stockholder Support Agreement]

Michael Davin

[Signature Page to Stockholder Support Agreement]

Shantanu K. Gaur

[Signature Page to Stockholder Support Agreement]

Todd Zavodnick

[Signature Page to Stockholder Support Agreement]

Chris Geberth

[Signature Page to Stockholder Support Agreement]

ACQUIROR:

COMPUTE HEALTH ACQUISITION CORP.

By:
Name: Jean Nehmé
Title: Co-Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

COMPANY:

ALLURION TECHNOLOGIES, INC.

By:
Name: Shantanu Gaur
Title: Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

PUBCO:

ALLURION TECHNOLOGIES HOLDINGS, INC.

By:
Name: Shantanu Gaur
Title: Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

Schedule I

Company Stockholder Subject Shares

Company Stockholder	Address	Common Stock	Series A-1 Preferred Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D-1 Preferred Stock	Series D-2 Preferred Stock -	Series D-3 Preferred Stock	Options and RSU’s Outstanding Under 2010 Stock Incentive Plan	Options and RSU’s Outstanding Under 2020 Stock Option and Grant Plan
Amarat Investments Limited						1,519,756		913,700
Samuel G. Levy		1,376,239								175,000
Romulus Growth Allurion L.P.						3,194,528
Romulus Capital I, L.P.			74,595
Ram Chuttani		1,700,306								190,000
Michael Davin								34,883		135,000	30,000
Shantanu K. Gaur										225,000	987,085
Todd Zavodnick										90,000	30,000
Z Nation, LLC								44,306
SAMIN CAPITAL LLC								546,240
Shantanu K. Gaur and Neha Gaur, Trustees of THE SHANTANU K. GAUR REVOCABLE TRUST OF 2021		1,106,670
Steven M. Burke, Esq. and Neha Gaur, Trustees of THE GAUR FAMILY IRREVOCABLE TRUST OF 2021		560,000
Romulus Allurion Special Opportunity L.P.						901,126
Chris Geberth											519,890

[Schedule I to Stockholder Support Agreement]

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Stockholder Support Agreement, dated as of February 9, 2023 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Compute Health Acquisition Corp., a Delaware corporation, Allurion Technologies, Inc., a Delaware corporation, Allurion Technologies Holdings, Inc., a Delaware corporation, and the Company Stockholders set forth on Schedule I thereto. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees, confirms, represents and warrants that he, she or it is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act), or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Exhibit A hereto.

The Joining Party acknowledges and agrees that the shares of Pubco Common Stock that the Joining Party will receive as consideration for his, her or its Subject Shares pursuant to Section 2.1(a)(xv) of the Business Combination Agreement (the “Applicable Pubco Shares”) are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Applicable Pubco Shares will not be registered under the Securities Act at the time of issuance and that the Surviving Corporation is not required to register the Applicable Pubco Shares except as set forth in the Business Combination Agreement. The Joining Party acknowledges and agrees that such Applicable Pubco Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Joining Party absent an effective registration statement under the Securities Act (including the Resale Registration Statement (as defined in the Business Combination Agreement)), except (i) to the Surviving Corporation or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Applicable Pubco Shares shall contain a restrictive legend to such effect. The Joining Party acknowledges and agrees that the Applicable Pubco Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, the Joining Party may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Applicable Pubco Shares and may be required to bear the financial risk of an investment in the Applicable Pubco Shares for an indefinite period of time. The Joining Party acknowledges and agrees that the Applicable Pubco Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year following the filing of certain required information with the Commission after the Closing Date (as defined in the Business Combination Agreement). The Joining Party acknowledges and agrees that he, she or it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Applicable Pubco Shares.

[Exhibit A to Stockholder Support Agreement]

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Company Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Company Stockholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date:

By:
Name:
Title:

Address for Notices:

With copies to:

[Exhibit A to Stockholder Support Agreement]

Exhibit A

ELIGIBILITY REPRESENTATIONS OF THE JOINING PARTY

This Annex A should be completed and signed by the Joining Party and constitutes a part of the Joinder Agreement to the Company Support Agreement.

ACCREDITED INVESTOR STATUS (Please check the box)

☒

The Joining Party is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Joining Party has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to the Joining Party and under which the Joining Party accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

[Annex A to Joinder Agreement]

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”. Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

This page should be completed by the Joining Party and constitutes a part of the

Joinder to the Company Support Agreement.

[Annex A to Joinder Agreement]

JOINING PARTY:
Print Name:

By:
Name:
Title:

[Annex A to Joinder Agreement]

Annex A-1

Execution Version

AMENDMENT NO. 1

TO THE

BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”), dated as of May 2, 2023, to the Business Combination Agreement, dated as of February 9, 2023, by and among Compute Health Acquisition Corp., a Delaware corporation (“CPUH”), Compute Health Corp., a Delaware corporation (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), Allurion Technologies Holdings, Inc., a Delaware corporation (“Pubco”), and Allurion Technologies, Inc., a Delaware corporation (the “Company”) (as amended, the “Business Combination Agreement”), is by and among CPUH, Merger Sub I, Merger Sub II, Pubco and the Company. Each of CPUH, Merger Sub I, Merger Sub II, Pubco and the Company shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms not otherwise defined in this Amendment have the meanings given such terms in the Business Combination Agreement.

WHEREAS, Section 8.3 of the Business Combination Agreement provides that, prior to the Closings, the Business Combination Agreement may be amended by a written agreement executed and delivered by CPUH, each Merger Sub, Pubco and the Company; and

WHEREAS, the Parties desire to amend the Business Combination Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

AMENDMENTS

1.	Definitions.

(a) The following new definitions are hereby added to Section 1.1 of the Business Combination Agreement:

“Allocated Shares” means a number of shares of Pubco Common Stock equal to the Backstop Shares plus the Net Closing Cash Shares, provided, that if the Backstop Percentage equals one hundred percent (100%), then the Allocated Shares means a number of shares of Pubco Common Stock equal to greater of (a) the Backstop Shares or (b) 1,500,000 multiplied by the Net Closing Cash Percentage, rounded down to the nearest whole share.

“Backstop Agreement” means that certain Backstop Agreement, dated as of May 2, 2023, by and among the Company, Pubco, Hunter Ventures Limited and the Investors (as defined in the Backstop Agreement) set forth on Schedule I attached thereto, as amended or restated from time to time.

“Backstop Amount” means the aggregate principal amount of Company Convertible Note(s) purchased by the Investors (as defined in the Backstop Agreement) pursuant to the Backstop Agreement.

“Backstop Percentage” means the percentage obtained by the following calculation: (a) the Backstop Amount divided by (b) $4,000,000; provided, that the Backstop Percentage shall not exceed one hundred percent (100%).

“Backstop Shares” means a number of shares of Pubco Common Stock equal to (a) 1,400,000 multiplied by (b) the Backstop Percentage.

“Contribution Agreements” means those certain Contribution Agreements, each dated as of May 2, 2023, by and between Pubco and each of the Sponsor and THE SHANTANU K. GAUR REVOCABLE TRUST OF 2021, a trust affiliated with Shantanu Gaur, respectively.

“Fortress Letter Agreement” means that certain letter agreement, dated as of May 2, 2023, by and among CFIP2 ALLE LLC, the Company and Pubco.

“Net Closing Cash Shares” means a number of shares of Pubco Common Stock equal to (a) (i) 1,500,000 minus (ii) the Backstop Shares multiplied by (b) the Net Closing Cash Percentage.

“Termination Agreements” means the letter agreements, dated as of the date hereof, by and among the Company, the holders of Company Convertible Notes party thereto, and the other parties thereto.

(b) The definition “Ancillary Document” set forth in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Ancillary Document” means the Investor Rights Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Non-Redemption Agreement, the Company Support Agreement, the Revenue Interest Financing Agreement, the Fortress Bridging Agreement, the Warrant Assumption Agreement, the Backstop Agreement, the Fortress Letter Agreement, the Termination Agreements, the Contribution Agreements and each other agreement, document, instrument or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

(c) The definition “Aggregate Intermediate Merger Closing Merger Consideration” set forth in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Aggregate Intermediate Merger Closing Merger Consideration” means a number of shares of Pubco Common Stock equal to (a) 37,812,000 minus (b) the Allocated Shares.

(d) The definition “Company Convertible Note” set forth in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Company Convertible Note” means an outstanding convertible unsecured promissory note issued by the Company pursuant to that certain (i) Convertible Note Purchase Agreement, dated December 22, 2021, by and among the Company and the investors listed on Exhibit A thereto or (ii) Convertible Note Purchase Agreement, dated February 15, 2023, by and among the Company and the investors listed on Exhibit A thereto, each as amended or restated from time to time.

(e) The Form of Investor Rights Agreement attached as Exhibit A to the Business Combination Agreement is hereby replaced in its entirety with Exhibit A attached hereto.

ARTICLE II

MISCELLANEOUS

1. No Further Amendment. Except as expressly amended hereby, the Business Combination Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Business Combination Agreement or any of the documents referred to therein.

2. Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this

A-1-2

Amendment by the Parties, any reference to the Business Combination Agreement shall be deemed a reference to the Business Combination Agreement as amended hereby.

3. Entire Agreement; Assignment; Governing Law; Severability; Counterparts; Electronic Signatures; Effectiveness. Sections 8.2, 8.5, 8.10 and 8.11 of the Business Combination Agreement are hereby incorporated by reference mutatis mutandis.

[Signature Page Follows.]

A-1-3

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPUTE HEALTH ACQUISITION CORP.

By:	/s/ Jean Nehme
Name:	Jean Nehme
Title:	Co-Chief Executive Officer

COMPUTE HEALTH CORP.

By:	/s/ Joshua Fink
Name:	Joshua Fink
Title:	Secretary and Treasurer

COMPUTE HEALTH LLC

By:	/s/ Joshua Fink
Name:	Joshua Fink
Title:	Secretary and Treasurer

ALLURION TECHNOLOGIES, INC.

By:	/s/ Shantanu Gaur
Name:	Shantanu Gaur
Title:	Chief Executive Officer

ALLURION TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Shantanu Gaur
Name:	Shantanu Gaur
Title:	Chief Executive Officer

[Signature Page to Amendment No. 1 to the Business Combination Agreement]

Annex B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

Allurion Technologies, Inc.

(a Delaware corporation)

        , 2023

Allurion Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Allurion Technologies, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 25, 2023 (the “Original Certificate”). The name under which the Corporation filed the Original Certificate was Allurion Technologies Holdings, Inc.

2. This Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate”) amends, restates and integrates the provisions of the Original Certificate and was duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”).

3. The text of the Original Certificate is hereby amended and restated in its entirety to provide as herein set forth in full.

ARTICLE I

The name of the Corporation is Allurion Technologies, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware, 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

Capital Stock

The total number of shares of capital stock which the Corporation shall have authority to issue is 1.1 Billion (1,100,000,000) of which (i) One Billion (1,000,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 100 Million (100,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of the class of Common Stock or Undesignated Preferred Stock may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A. Common Stock

Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as provided by law or in this Certificate (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a) the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are granted the exclusive right to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

(b) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors of the Corporation (the “Board of Directors”) or any authorized committee thereof; and

(c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B. Undesignated Preferred Stock

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, the issuance of the shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional, conversion or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

ARTICLE V

Stockholder Action

1. Action without Meeting. Any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof.

2. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

ARTICLE VI

Directors

1. General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2. Election of Directors. Election of Directors need not be by written ballot unless the By-laws of the Corporation (the “By-laws”) shall so provide.

3. Number of Directors; Term of Office. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors, the number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors; provided the Board of Directors shall consist of at least one (1) member. The Directors, other than those who may be elected by the holders of any series of Undesignated Preferred Stock, unless otherwise expressly provided in the certificate of designations of such series of Undesignated Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The initial Class I Directors of the Corporation shall be Krishna Gupta, Shantanu Gaur and Nicholas Lewin; the initial Class II Directors of the Corporation shall be Omar Ishrak and Larson Douglas Hudson; and the initial Class III Directors of the Corporation shall be Michael Davin. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders to be held following the initial effectiveness of this Certificate; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders following the initial effectiveness of this Certificate; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders to be held following the initial effectiveness of this Certificate. The mailing address of each person who is to serve initially as a director is c/o Allurion Technologies, Inc., 11 Huron Drive, Natick, Massachusetts 01760. At each succeeding annual meeting of stockholders, beginning with the first annual meeting of stockholders following the initial effectiveness of this Certificate, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.

4. Vacancies. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, or by a sole remaining Director then in office, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such

Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI, Section 4 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

5. Removal. Subject to the rights, if any, of any series of Undesignated Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders of not less than two thirds (2/3) of the outstanding shares of capital stock then entitled to vote at an election of Directors. At least forty-five (45) days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.

ARTICLE VII

Limitation of Liability

1. Directors. To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

2. Officers. To the fullest extent permitted by the DGCL, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article VII, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).

3. Amendment or Modification. Any amendment, repeal or modification of this Article VII by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director or Officer, as applicable, at the time of such amendment, repeal or modification.

ARTICLE VIII

Amendment of By-Laws

1. Amendment by Directors. Except as otherwise provided by law, the By-laws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2. Amendment by Stockholders. Except as otherwise provided therein, the Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE IX

Amendment of Certificate of Incorporation

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Except as otherwise required by this Certificate or by law, whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of this Certificate, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose.

[End of Text]

THIS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION is executed as of this                  day of                 , 2023.

ALLURION TECHNOLOGIES, INC.

By:
Name:	Shantanu Gaur
Title:	Chief Executive Officer

[Signature Page to Certificate of Incorporation]

Annex C

AMENDED AND RESTATED

BYLAWS

OF

ALLURION TECHNOLOGIES, INC.

(the “Corporation”)

ARTICLE I

Stockholders

SECTION 1. Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these Bylaws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States that is fixed by the Board of Directors of the Corporation (the “Board of Directors”), which time, date and place may subsequently be changed at any time, before or after the notice for such meeting has been sent to the stockholders, by vote of the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these Bylaws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these Bylaws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 2. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice of the Annual Meeting provided for in this Bylaw, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this Bylaw as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section 2(a)(2), (3) and (4) of this Bylaw to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this Bylaw, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2) For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this Bylaw, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this Bylaw and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this Bylaw. To be timely, a stockholder’s written notice must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the

Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting were held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Such stockholder’s Timely Notice shall set forth or include:

(A) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of the Corporation that are held of record or are beneficially owned by the nominee or their affiliates or associates and any Synthetic Equity Interest (as defined below) held or beneficially owned by the nominee or their affiliates or associates, if any, (iv) a description of all arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board of Directors, (v) a questionnaire with respect to the background and qualifications of the nominee completed by the nominee in the form provided by the Corporation (which questionnaire shall be provided by the Secretary upon written request), (vi) a representation and agreement in the form provided by the Corporation (which form shall be provided by the Secretary upon written request) that: (a) such proposed nominee is not and will not become party to any agreement, arrangement or understanding with any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation; (b) such proposed nominee is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed to the Corporation; (c) such proposed nominee would, if elected as a director, comply with all applicable rules and regulations of the exchanges upon which shares of the Corporation’s capital stock trade, each of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality, stock ownership and trading policies and guidelines applicable generally to the Corporation’s directors and, if elected as a director of the Corporation, such person currently would be in compliance with any such policies and guidelines that have been publicly disclosed; (d) such proposed nominee intends to serve as a director for the full term for which he or she is to stand for election; and (e) such proposed nominee will promptly provide to the Corporation such other information as it may reasonably request; and (vii) any other information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including without limitation such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(B) as to any other business that the stockholder proposes to bring before the meeting: a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text, if any, of any resolutions or Bylaw amendment proposed for adoption, and any material interest in such business of each Proposing Person (as defined below);

(C) (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii), as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation that are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of their affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of their affiliates or associates has a right to acquire beneficial ownership at any time in the future (whether or not such right is exercisable immediately or only after the passage of time or upon the satisfaction of any conditions or both) pursuant to any agreement, arrangement or understanding (whether or not in writing), (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of their affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (1) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person or any of their affiliates or associates, (2) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (3) whether or not such Proposing Person, any of their affiliates or associates and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person or any of their affiliates or associates has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person or any of their affiliates or associates that are separated or separable from the underlying shares of the Corporation, (e) any performance-related fees (other than an asset-based fee) to which such Proposing Person or any of their affiliates or associates, directly or indirectly, is entitled to receive based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation, or any Synthetic Equity Interests, (f)(1) if such Proposing Person is not a natural person, the identity of the natural person or persons associated with such Proposing Person responsible for (i) the formulation of and decision to propose the director nomination or business to be brought before the meeting and (ii) making voting and investment decisions on behalf of the Proposing Person (irrespective of whether such person or persons have “beneficial ownership” for purposes of Rule 13d-3 of the Exchange Act of any securities owned of record or beneficially by the Proposing Person) (such person or persons, the “Responsible Person”), the manner in which such Responsible Person was selected, any fiduciary duties owed by such Responsible Person to the equity holders or other beneficiaries of such Proposing Person and the qualifications and background of such Responsible Person or (2) if such Proposing Person is a natural person, the qualifications and background of such natural person, (g) any equity interests or any Synthetic Equity Interests in any principal competitor of the Corporation beneficially owned by such Proposing Person or any of their affiliates or associates, (h) any direct or indirect interest of such Proposing Person or any of their affiliates or associates in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, without limitation, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (i) any pending or threatened litigation in which such Proposing Person or any of their affiliates or associates is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (j) any material transaction occurring during the prior twelve months between such Proposing Person or any of their affiliates or associates, on the one hand, and the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation, on the other hand, and (k) any other information relating to such Proposing Person or any of their affiliates or associates that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (a) through (k) are referred to, collectively, as “Material Ownership Interests”); provided, however, that the Material Ownership Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder of record directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

(D) (i) a description of all agreements, arrangements or understandings to which any Proposing Person or any of their affiliates or associates is a party (whether the counterparty or counterparties are a Proposing Person or any affiliate or associate thereof, on the one hand, or one or more other third parties, on the other hand, (including any proposed nominee(s)) (a) pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders or (b) entered into for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s) and, to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(E) a statement (i) that the stockholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting, a representation that such stockholder intends to appear in person or by proxy at the meeting to propose such business or nominees and an acknowledgement that, if such stockholder (or a qualified representative of such stockholder) does not appear to present such business or proposed nominees, as applicable, at such meeting, the Corporation need not present such business or proposed nominees for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation, (ii) whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will (a) deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least 67 percent of the voting power of all of the shares of capital stock of the Corporation entitled to vote on the election of directors or (b) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, as applicable, (iii) providing a representation as to whether or not such Proposing Person intends to solicit proxies in support of director nominees other than the Corporation’s director nominees in accordance with Rule 14a-19 promulgated under the Exchange Act, and (iv) that the stockholder will provide any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (such statement, the “Solicitation Statement”).

For purposes of this Article I, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section 2, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” or securities lending agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit, or share in any profit, or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of, or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, (c) otherwise provide in any manner the opportunity to profit, or share in any profit, or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3) A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this Bylaw shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting). For the avoidance of doubt, the obligation to update as set forth in this Section 2(a)(3) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder, or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the stockholders. Notwithstanding the foregoing, if a Proposing Person no longer plans to solicit proxies in accordance with its representation pursuant to Article I, Section 2(a)(2)(E), such Proposing Person shall inform the Corporation of this change by delivering a written notice to the Secretary at the principal executive offices of the Corporation no later than two (2) business days after making the determination not to proceed with a solicitation of proxies. A Proposing Person shall also update its notice so that the information required by Article I, Section 2(a)(2)(C) is current through the date of the meeting or any adjournment, postponement, or rescheduling thereof, and such update shall be delivered in writing to the secretary at the principal executive offices of the Corporation no later than two (2) business days after the occurrence of any material change to the information previously disclosed pursuant to Article I, Section 2(a)(2)(C).

(4) Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) General.

(1) Only such persons who are nominated in accordance with the provisions of this Bylaw shall be eligible for election and to serve as directors, and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this Bylaw or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this Bylaw. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this Bylaw, the presiding officer of the Annual Meeting shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this Bylaw. If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this Bylaw, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2) Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

(3) Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the meeting of stockholders.

(4) For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder, including, but not limited to, Rule 14a-19 of the Exchange Act, with respect to the matters set forth in this Bylaw. If a stockholder fails to comply with any applicable requirements of the Exchange Act, including, but not limited to, Rule 14a-19 promulgated thereunder, such stockholder’s proposed nomination or proposed business shall be deemed to have not been made in compliance with this Bylaw and shall be disregarded.

(6) Further notwithstanding the foregoing provisions of this Bylaw, unless otherwise required by law, (i) no Proposing Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Proposing Person has complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder in a timely manner, and (ii) if any Proposing Person (A) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, (B) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder in a timely manner, and (C) no other Proposing Person has provided notice pursuant to, and in compliance with, Rule 14a-19 under the Exchange Act that it intends to solicit proxies in support of the election of such proposed nominee in accordance with Rule 14a-19(b) under the Exchange Act, then such proposed nominee shall be disqualified from nomination, the Corporation shall disregard the nomination of such proposed nominee and no vote on the election of such proposed nominee shall occur. Upon request by the Corporation, if any Proposing Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Proposing Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting date, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

(7) The number of nominees a stockholder may nominate for election at the Annual Meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the Annual Meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such Annual Meeting.

SECTION 3. Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any outstanding series of preferred stock of the Corporation, special meetings of the stockholders of the Corporation may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these Bylaws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these Bylaws and the provisions of Article I, Section 2 of these Bylaws shall govern such special meeting.

SECTION 4. Notice of Meetings; Adjournments.

(a) A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat, by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

(b) Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

(c) Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

(d) The Board of Directors may postpone and reschedule any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I or otherwise. In no event shall the public announcement of a postponement or rescheduling, or an adjournment in accordance with subsection (e) below, of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I.

(e) When any meeting is convened, the presiding officer or the stockholders present or represented by proxy at such meeting may adjourn the meeting from time to time for any reason, regardless of whether a quorum is present, to reconvene at any other time and at any place at which a meeting of stockholders may be held under these Bylaws. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with this Section 4; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these Bylaws, is entitled to such notice.

SECTION 5. Quorum. Except as otherwise provided by law, the Certificate (as defined in Article VI, Section 7 of these Bylaws) or these Bylaws, at each meeting of stockholders, the presence in person or by remote communication, if applicable, or represented by proxy, of the holders of a majority in voting power of the issued and outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. If one or more class or series of the Corporation’s stock has the exclusive right to vote on a matter to be voted on at a meeting of stockholders, the presence in person or by remote communication, if applicable, or represented by proxy, of the holders of a majority in voting power of the outstanding shares of such class or series shall be necessary and sufficient to constitute a quorum with respect to such matter. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 6. Voting and Proxies.

(a) The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Article IV, Section 5 of these Bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. Except as otherwise limited therein or as otherwise provided by law, proxies authorizing a person to vote at a specific meeting shall entitle the persons authorized thereby to vote at any adjournment of such meeting, but they shall not be valid after final adjournment of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them. In the event the Corporation receives proxies for disqualified or withdrawn nominees for the Board of Directors, such votes for such disqualified or withdrawn nominees in the proxies will be treated as abstentions.

(b) Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

SECTION 7. Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast on such matter, except where a different vote is required by law, by the Certificate or by these Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

SECTION 8. Stockholder Lists. The Corporation shall prepare, no later than the tenth (10th) day before each Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date in the manner provided by law.

SECTION 9. Conduct of Meeting. The Board of Directors may adopt by resolution such rules, regulations, and procedures for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with rules, regulations, and procedures adopted by the Board of Directors, the chair of the meeting shall have the right to prescribe such rules, regulations, and procedures and to do all such acts, as, in the judgment of such chair, are necessary, appropriate, or convenient for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present at the meeting; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) the determination of the circumstances in which any person may make a statement or ask questions and limitations on the time allotted to questions or comments; (f) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (g) the exclusion or removal of any stockholders or any other individual who refuses to comply with meeting rules, regulations, or procedures; (h) restrictions on the use of audio and video recording devices, cell phones, and other electronic devices; (i) rules, regulations, and procedures for compliance with any federal, state, or local laws or regulations (including those concerning safety, health, or security); (j) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting; and (k) rules, regulations, or procedures regarding the participation by means of remote communication of stockholders and proxy holders not physically present at a meeting, whether such meeting is to be held at a designated place or solely by means of remote communication. Unless and to the extent determined by the Board of Directors or the chair of the meeting, the chair of the meeting shall not be obligated to adopt or follow any technical, formal, or parliamentary rules or principles of procedure.

SECTION 10. Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The presiding officer may review all determinations made by the inspectors, and in so doing the presiding officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the presiding officer, shall be subject to further review by any court of competent jurisdiction.

ARTICLE II

Directors

SECTION 1. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided by the Certificate or required by law.

SECTION 2. Number and Terms. Subject to the rights, if any, of the holders of any outstanding series of preferred stock of the Corporation to elect directors, the number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors, provided the Board of Directors shall consist of at least one (1) member. The directors shall hold office in the manner provided in the Certificate.

SECTION 3. Qualification. No director need be a stockholder of the Corporation.

SECTION 4. Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5. Removal. Directors may be removed from office only in the manner provided in the Certificate and applicable law.

SECTION 6. Resignation. A director may resign at any time by electronic transmission or by giving written notice to the Chairperson of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 7. Regular Meetings. Regular meetings of the Board of Directors (including any annual meeting) may be held at such hour, date and place as the Board of Directors may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted.

SECTION 8. Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairperson of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place thereof.

SECTION 9. Notice of Meetings. Notice of the hour, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairperson of the Board, if one is elected, or the President or such other officer designated by the Chairperson of the Board, if one is elected, or the President. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting provided, however, that if the Chairperson of the Board or the President determines that it is otherwise necessary or advisable to hold the meeting sooner, then the Chairperson of the Board or the President, as the case may be, may prescribe a shorter time period for notice to be given personally or by telephone, facsimile, electronic mail or other similar means of communication. Such notice shall be deemed to be delivered when hand-delivered to such address; read to such director by telephone; deposited in the mail so addressed, with postage thereon prepaid, if mailed; or dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communications. A written waiver of notice signed or electronically transmitted before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, the Certificate or these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 10. Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, except as otherwise specifically provided by law, the Certificate or these Bylaws. but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business that might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this Section 10, the total number of directors includes any unfilled vacancies on the Board of Directors.

SECTION 11. Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, the Certificate or these Bylaws.

SECTION 12. Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

SECTION 13. Manner of Participation. Directors may participate in meetings of the Board of Directors by means of video conference, conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these Bylaws.

SECTION 14. Presiding Director. The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairperson of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairperson of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

SECTION 15. Committees. The Board of Directors, by vote of a majority of the directors then in office, may elect one or more committees, including, without limitation, a Compensation Committee, a Nominating and Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers to such committee(s) except those which by law, the Certificate or these Bylaws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these Bylaws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings and shall report its action to the Board of Directors. The Corporation elects to be governed by the provisions of Section 141(c)(2) of the DGCL.

SECTION 16. Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by a majority of the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees shall not receive any salary or other compensation for their services as directors of the Corporation.

ARTICLE III

Officers

SECTION 1. Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairperson of the Board, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine. Any number of offices may be held by the same person. The salaries and other compensation of the officers of the Corporation will be fixed by or in the manner designated by the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility.

SECTION 2. Election. The Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors at such regular annual meeting of the Board of Directors or at any other regular or special meeting.

SECTION 3. Qualification. No officer need be a stockholder or a director.

SECTION 4. Tenure. Except as otherwise provided by the Certificate or these Bylaws, each of the officers of the Corporation shall hold office until the regular annual meeting of the Board of Directors following the next Annual Meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

SECTION 5. Resignation and Removal. Any officer may resign by delivering his or her written or electronically transmitted resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. Except as otherwise provided by law or by resolution of the Board of Directors, the Board of Directors may remove any officer with or without cause by the affirmative vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his or her resignation or removal, or any right to damages on account of such removal, whether his or her compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Corporation.

SECTION 6. Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

SECTION 7. Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

SECTION 8. President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 9. Chairperson of the Board. The Chairperson of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 10. Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate. The Chief Executive Officer shall preside as the chair of the meeting at all meetings of the stockholders; provided that if there is no Chief Executive Officer or the Chief Executive Officer is unable to so preside or is absent, then a director or officer chosen by resolution of the Board of Directors shall act as Chairperson at all meetings of stockholders.

SECTION 11. Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 12. Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 13. Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 14. Other Powers and Duties. Subject to these Bylaws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

SECTION 15. Representation of Shares of Other Corporations. The Chairperson of the Board, the President, any Vice President, the Treasurer, the Secretary or Assistant Secretary of this Corporation, or any other person authorized by the Board of Directors or the President or a Vice President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all securities of any other entity or entities standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

SECTION 16. Bonded Officers. The Board of Directors may require any officer to give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors upon such terms and conditions as the Board of Directors may specify, including without limitation a bond for the faithful performance of his or her duties and for the restoration to the Corporation of all property in his or her possession or under his or her control belonging to the Corporation.

ARTICLE IV

Capital Stock

SECTION 1. Certificates of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by any two authorized officers of the Corporation. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance, or subsequent transfer.

SECTION 2. Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate theretofore properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps

(if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

SECTION 3. Stock Transfer Agreements. The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

SECTION 4. Record Holders. Except as may otherwise be required by law, the Certificate or these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

SECTION 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 6. Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

SECTION 7. Lock-Up.

(a) Subject to Section 7(b) of this Article IV, the holders of common stock of the Corporation (“Common Stock”) issued (i) as consideration to former holders of capital stock of Allurion Technologies, Inc., a Delaware corporation (“Allurion”) in connection with the business combination (the “Business Combination”) with Compute Health Acquisition Corp., a Delaware corporation (“CPUH”) (such shares referred to in clause (i) of this Section 7(a), the “Consideration Shares”) pursuant to the Business Combination Agreement, by and among the Corporation, Allurion, CPUH, Compute Health Corp., and Compute Health LLC, dated February 9, 2023 (as amended from time to time, the “Business Combination Agreement”), or (ii) upon the settlement or exercise of Rollover Options, Rollover RSUs, Assumed Warrants or Incremental Convertible Equity Securities, as such terms are defined in the Business Combination Agreement (such shares referred to in clause (ii) of this Section 7(a), together with the Consideration Shares, the “Lock-up Shares” and such holders of Lock-up Shares, the “Lock-up Holders,” provided that any such holders that have entered into the Lock-up Agreement (as defined below) or a separate lock-up agreement with the Corporation shall not be considered a Lock-up Holder), may not Transfer (as defined below) any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”). Subject to Section 7(b) of this Article IV, any Permitted Transferees (as defined below) of Lock-up Shares may not Transfer any Lock-up Shares until the end of the Lock-up Period. The foregoing restriction is expressly agreed to preclude each Lock-up Holder from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such Lock-up Holder’s Lock-Up Shares even if such shares of Common Stock would be disposed of by someone other than the Lock-up Holder during the Lock-up Period. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Lock-up Holder’s Lock-Up Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares of Common Stock.

(b) Notwithstanding the provisions set forth in Section 7(a) of this Article IV, the Lock-up Period and restrictions set forth in Section 7(a) of this Article IV shall not apply to Transfers made (i) pursuant to a bona fide gift or charitable contribution; (ii) by will or intestate succession upon the death of a Lock-up Holder; (iii) to any Permitted Transferee; (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; (v) in the case of any Lock-up Holder that is not a natural person, pro rata to the direct or indirect partners, members or stockholders of such Lock-up Holder or any related investment funds or vehicles controlled or managed by such persons or their respective affiliates in connection with the liquidation or dissolution thereof; (vi) to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided that such plan does not provide for any transfer of Lock-up Shares during the applicable Lock-up Period; (vii) to the transfer of Lock-up Shares or other securities convertible into or exercisable or exchangeable for Lock-up Shares acquired in open market transactions after the closing of the Business Combination; or (viii) in the event of the Corporation’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of the Corporation for cash, securities or other property; provided that in the case of (i) through (v), the recipient of such Transfer must enter into a written agreement agreeing to be bound by the terms of the transfer restrictions set forth in this Section 7 in form and substance reasonably satisfactory to the Corporation.

(c) In addition, the Lock-up Period and restrictions set forth in Section 7(a) of this Article IV shall not apply to (i) any shares of the Corporation purchased in the PIPE Financing (as defined in the Business Combination Agreement) by any Lock-up Holder, (ii) 100 shares of Common Stock held by each Lock-up Holder, (iii) with respect to the Allurion investors that purchased shares of Common Stock in the PIPE Financing (each, a “Participating Allurion Investor”) or Incremental Financing (as defined in the Business Combination Agreement), the Allurion Investor Released Shares (as defined in the Lock-up Agreement) held by such Participating Allurion Investor, (iv) with respect to Compute Health Sponsor LLC, a Delaware limited liability company, the Sponsor Released Shares (as defined in the Lock-up Agreement), (v) the Backstop Shares (as defined in the Lock-up Agreement) or shares of Common Stock issued pursuant to the Hunter Termination Agreement (as defined in the Lock-up Agreement) or (vi) shares of Common Stock contributed to the Company pursuant to the Contribution Agreements (as defined in the Lock-up Agreement).

(d) For purposes of this Section 7 of Article IV:

(1) “Lock-up Agreement” means that certain Investor Rights and Lock-up Agreement by and among Allurion and the parties listed as investors on Schedule I thereto;

(2) “Lock-up Period” means the period beginning on the closing date of the Business Combination and ending on the eighteen (18) month anniversary of the closing date of the Business Combination;

(3) “Permitted Transferees” means:

(i) the members of a Lock-up Holder’s immediate family (where “immediate family” means with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings);

(ii) any trust or limited liability company or partnership for the direct or indirect benefit of a Lock-up Holder or the immediate family of a Lock-up Holder;

(iii) if a Lock-up Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust;

(iv) any officer, director, general partner, limited partner, stockholder, member, or owner of similar equity interests in a Lock-up Holder; or

(v) any affiliate of the Lock-up Holder.

(4) “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

(5) “Transfer” means to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, with respect to any Lock-up Shares or (ii) enter into any swap or hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement specified in clause (i) or (ii), other than a registration statement filed pursuant to the Lock-up Agreement. Notwithstanding the foregoing, a Transfer shall not be deemed to include any transfer for no consideration if the donee, trustee, heir or other transferee has agreed in writing to be bound by the same terms under this Section 7 to the extent and for the duration that such terms remain in effect at the time of the Transfer.

(e) Notwithstanding the other provisions set forth in this Section 7 of Article IV, compliance with any of the provisions, covenants and conditions set forth in this Section 7 of Article IV may be waived by the Corporation.

(f) Any certificate representing the Lock-up Shares shall reflect a legend reflecting these transfer restrictions.

(g) Any attempt to Transfer any Lock-up Shares that is not in compliance with this Section 7 shall be null and void ab initio, and the Corporation shall not be obligated to, and may cause any transfer agent not to, give any effect in the Corporation’s stock records to such attempted Transfer, and the purported transferee in any such purported Transfer shall not be treated as the owner of such Lock-up Shares for any purpose.

ARTICLE V

Indemnification

SECTION 1. Definitions. For purposes of this Article V:

(a) “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation, or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

(b) “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c) “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d) “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e) “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f) “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g) “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(h) “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i) “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

SECTION 2. Indemnification of Directors and Officers.

(a) Subject to the operation of Section 4 of this Article V, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

(1) Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2) Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery of the State of Delaware or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3) Survival of Rights. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4) Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these Bylaws in accordance with the provisions set forth herein.

SECTION 3. Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article V, each Non-Officer Employee may, in the discretion of the Board of Directors, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors.

SECTION 4. Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, an Officer or a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

SECTION 5. Advancement of Expenses to Directors Prior to Final Disposition.

(a) The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors, or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these Bylaws.

(b) If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 6. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a) The Corporation may, at the discretion of the Board of Directors, advance any or all Expenses incurred by or on behalf of any Officer or Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 7. Contractual Nature of Rights.

(a) The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

(b) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c) In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 8. Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right that any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

SECTION 9. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

SECTION 10. Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

SECTION 11. Savings Clause. If this Article V or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security

Act of 1974, as amended) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article V that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE VI

Miscellaneous Provisions

SECTION 1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2. Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

SECTION 3. Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairperson of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or the executive committee of the Board of Directors may authorize.

SECTION 4. Voting of Securities. Unless the Board of Directors otherwise provides, the Chairperson of the Board, if one is elected, the President or the Treasurer may waive notice of, and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or stockholders of any other corporation or organization, any of whose securities are held by the Corporation.

SECTION 5. Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6. Corporate Records. The original or attested copies of the Certificate, Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or at such other place or places as may be designated from time to time by the Board of Directors.

SECTION 7. Certificate. All references in these Bylaws to the Certificate shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.

SECTION 8. Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that this sentence will not apply to any causes of action arising under the Securities Act of 1933, as amended, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Exchange Act, or the respective rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.

SECTION 9. Amendment of Bylaws.

(a) Amendment by Directors. Except as provided otherwise by law, these Bylaws may be amended or repealed, and new Bylaws adopted, by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b) Amendment by Stockholders. Except as otherwise provided herein, the Bylaws of the Corporation may be amended or repealed, and new Bylaws adopted, at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on such adoption, amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders adopt or approve such amendment or repeal at such meeting of stockholders, such adoption, amendment or repeal shall only require the affirmative vote of the majority of outstanding shares of capital stock entitled to vote on such adoption, amendment or repeal, voting together as a single class.

SECTION 10. Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

SECTION 11. Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Adopted                     ,          and effective as of                     ,         .

Annex D

FIRST AMENDMENT TO WARRANT AGREEMENT

Dated as of                 , 2023

THIS FIRST AMENDMENT TO THE WARRANT AGREEMENT (this “Amendment”), dated as of                 , 2023, is by and between Compute Health Acquisition Corp., a Delaware corporation (the “Company”) and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent entered into that certain Warrant Agreement, dated as of February 4, 2021 (the “Original Warrant Agreement”);

WHEREAS, the Company and the Warrant Agent desire to amend the Original Warrant Agreement in accordance with Section 9.8 thereof;

WHEREAS, Section 9.8 of the Original Warrant Agreement provides that the Company may amend the Original Warrant Agreement with the vote or written consent of the Registered Holders of at least 50% of each of the then outstanding Public Warrants and Sponsor Warrants; and

WHEREAS, such requisite vote has been obtained.

NOW, THEREFORE, in consideration of the agreements set forth in this Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties hereto hereby agree as follows:

1.	Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Warrant Agreement.

2.	To add a new Section 3.4 immediately following Section 3.3, which shall read as follows:

Business Combination. Notwithstanding any other provision in this Warrant Agreement, upon the completion by the Company of an initial Business Combination, (i) each Public Warrant will be exchanged for one-half of one Public Warrant of the surviving or ultimate parent entity following such initial Business Combination (“Pubco”), (ii) each Public Warrant will be exercisable for 1.420455 shares of Common Stock of Pubco at an exercise price of $11.50 per share and (iii) the duration of the Warrants, as set forth in Section 3.2, will be extended to 5:00 p.m., New York City time on the date that is six (6) years after the date on which the Company completes its initial Business Combination.

3.	Section 4.5 of the Original Warrant Agreement is hereby deleted in its entirety and replaced with the following:

[Reserved.]

4.

All references in the Original Warrant Agreement to “this Agreement”, “the Agreement”, “herein”, “hereof”, “hereunder” or words of similar import shall hereafter be deemed to refer to the Original Warrant Agreement as amended by this Amendment (except that references in the Original Agreement to the “date hereof” or words of similar import shall continue to mean February 4, 2021).

5.

This Amendment and the Original Warrant Agreement constitute the entire agreement among the parties hereto with respect to the matters set forth herein, and there are no other agreements, understandings, warranties or representations with respect to said matters.

6.	Except as expressly amended by this Amendment, the terms and provisions of the Original Agreement shall remain in full force and effect.

7.

The terms and provisions of Section 9 of the Original Warrant Agreement are incorporated herein by reference as if set forth in this Amendment in their entirety and shall apply mutatis mutandis to this Amendment.

1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMPUTE HEALTH ACQUISITION CORP.

By:
Name:
Title: Co-Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, AS WARRANT AGENT

By:
Name:
Title:

[Signature Page to First Amendment to Warrant Agreement]

ANNEX E

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of February 9, 2023, by and among Compute Health Sponsor LLC, a Delaware limited liability company (the “Sponsor”), Compute Health Acquisition Corp., a Delaware corporation (“Acquiror”), the Persons set forth on Schedule I attached hereto (the “Holders” and together with the Sponsor, the “CPUH Holders”), Allurion Technologies Holdings, Inc., a Delaware corporation and direct, wholly-owned subsidiary of the Company (as defined below) (“Pubco”), and Allurion Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, (a) the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 21,442,500 shares of CPUH Common Stock and 12,833,333 CPUH Private Warrants, (b) the Holders are collectively the holders of 90,000 shares of Class B Common Stock and (c) Michael Harsh is the holder of 10,000 shares of Class A Common Stock and 2,500 CPUH Public Warrants;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Compute Health Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Pubco and the Company have entered into that certain Business Combination Agreement (as may be amended or modified from time to time, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, as part of the same overall transaction, (a) CPUH is to merge with and into Pubco (the “CPUH Merger”), with Pubco surviving as the publicly-listed company, (b) thereafter, Merger Sub I is to merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Pubco (the “Intermediate Merger”) and (c) thereafter, the Company is to merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of Pubco (collectively with the CPUH Merger and the Intermediate Merger, the “Mergers”), in each case on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each CPUH Holder hereby acknowledges that he, she or it has read the Business Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with his, her or its tax and legal advisors. Each CPUH Holder shall be bound by and comply with Sections 5.6(c) (Exclusive Dealing) in respect of CPUH Acquisition Proposals and 5.4 (Public Announcements) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such CPUH Holder was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the CPUH Merger Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 7.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), except, in each case, in connection with the transactions contemplated by this Sponsor Agreement (including Sections 1.6 and 1.7) and the Business Combination Agreement (including the CPUH Merger), each CPUH Holder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase (or Lien on), deposit into a voting trust or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement/Proxy Statement or Registration Statement (as defined in the Subscription Agreements)) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of CPUH Common Stock, any CPUH Units, or any CPUH Warrants, owned by such CPUH Holder, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of CPUH Common Stock, any CPUH Units, or any CPUH Warrants, owned by such CPUH Holder (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between such CPUH Holder and any Affiliate of such CPUH Holder, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder to this Sponsor Agreement in the form attached hereto as Annex A.

Section 1.3 New Shares. In the event that (a) any shares of CPUH Common Stock or any CPUH Warrants or other equity securities of Acquiror are issued to a CPUH Holder after the date of this Sponsor Agreement pursuant to any stock dividend, stock split or sub-division, recapitalization, reclassification, combination or exchange of shares of CPUH Common Stock or CPUH Warrants of, on or affecting the shares of CPUH Common Stock or the CPUH Warrants owned by such CPUH Holder or otherwise, (b) a CPUH Holder purchases or otherwise acquires beneficial ownership of any shares of CPUH Common Stock, any CPUH Warrants or any other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) a CPUH Holder acquires the right to vote or share in the voting of any shares of CPUH Common Stock or other equity securities of Acquiror after the date of this Sponsor Agreement (such shares of CPUH Common Stock, such CPUH Warrants or such other equity securities of Acquiror, collectively, the “New Securities”), then such New Securities acquired or purchased by such CPUH Holder shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the shares of CPUH Common Stock, CPUH Units, or the CPUH Warrants, owned by such CPUH Holder as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor, on behalf of itself, shall deliver to Pubco, Acquiror and the Company a duly-executed counterpart to that certain Investor Rights Agreement substantially in the form attached as Exhibit A to the Business Combination Agreement.

Section 1.5 Support Agreements.

(a) Hereafter until the Expiration Time, at any meeting of the stockholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Acquiror is sought (in each case, to the extent entitled to vote on or provide consent with respect to such matter), each CPUH Holder shall (i) if a meeting is held, appear at such meeting (in person or by proxy) or otherwise cause all of its shares of CPUH Common Stock to be counted as present thereat for purposes of establishing a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of such shares of CPUH Common Stock:

(i) in favor of each Required Transaction Proposal;

(ii) against any CPUH Acquisition Proposal or any proposal relating to a CPUH Acquisition Proposal (in each case, other than the Required Transaction Proposals);

(iii) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Business Combination Agreement and the transactions contemplated thereby, including the Mergers);

(iv) against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Required Transaction Proposals); and

(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Business Combination Agreement, any Ancillary Document or the Mergers, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or either Merger Sub under the Business Combination Agreement or any Ancillary Document, (C) result in any of the conditions set forth in Article 6 of the Business Combination Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror (other than in connection with the CPUH Merger).

Each CPUH Holder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of February 4, 2021, by and among the Sponsor, Acquiror and the other parties thereto (the “Voting Letter Agreement”), including without limitation the obligations of the Sponsor pursuant to Section 1 therein to not redeem any shares of CPUH Common Stock owned by the Sponsor in connection with the transactions contemplated by the Business Combination Agreement.

(c) From the date hereof until the Expiration Time, and unless expressly permitted pursuant to the terms of the Business Combination Agreement, the Sponsor shall not modify or amend any Contract between or among the Sponsor or any Affiliate of the Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand.

Section 1.6 Founder Share Conversion.

(a) The Sponsor hereby agrees that, immediately prior to the consummation of the CPUH Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Mergers set forth in Article 6 of the Business Combination Agreement), the Sponsor shall contribute, transfer, assign, convey and deliver to Acquiror, and Acquiror shall acquire and accept from the Sponsor, all of the Sponsor’s right, title, and interest in, to and under the Sponsor’s shares of Class B Common Stock and CPUH Warrants and, in exchange therefor, Acquiror shall issue to the Sponsor shares of Class A Common Stock, free and clear of all Liens as provided below (the “Founder Share Conversion”).

(b) In connection with the Founder Share Conversion, all 21,442,500 outstanding shares of Class B Common Stock and all 12,833,333 CPUH Warrants held by the Sponsor shall be exchanged and converted into 2,088,327 shares of Class A Common Stock.

(c) No certificates will be issued in connection with the Founder Share Conversion, and Acquiror will record the exchange of Sponsor’s Class B Common Stock and CPUH Warrants for the Class A Common Stock that the Sponsor is acquiring pursuant to the terms and conditions of this Section 1.6 on its books and records. Following the Founder Share Conversion and the transactions contemplated by the Business Combination Agreement, the Sponsor will not hold any shares of Class B Common Stock or any CPUH Warrants.

(d) The Founder Share Conversion shall be applicable only in connection with the transactions contemplated by the Business Combination Agreement and this Sponsor Agreement, and the Founder Share Conversion shall be void and of no force and effect in the event this Sponsor Agreement is terminated prior to the Closings.

(e) The parties hereto intend that the Founder Share Conversion will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

Section 1.7 Additional Class B Share Conversion.

(a) Hani Barhoush (“Barhoush”) hereby agrees that, immediately prior to the consummation of the CPUH Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Mergers set forth in Article 6 of the Business Combination Agreement), Barhoush shall contribute, transfer, assign, convey and deliver to Acquiror, and Acquiror shall acquire and accept from Barhoush, all of Barhoush’s right, title and interest in, to and under Barhoush’s shares of Class B Common Stock and, in exchange therefor, Acquiror shall issue to Barhoush 21,120 shares of Class A Common Stock (the “Barhoush Share Conversion”).

(b) Michael Harsh (“Harsh”) hereby agrees that, immediately prior to the consummation of the CPUH Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Mergers set forth in Article 6 of the Business Combination Agreement), Harsh shall contribute, transfer, assign, convey and deliver to Acquiror, and Acquiror shall acquire and accept from Harsh, all of Harsh’s right, title and interest in, to and under Harsh’s shares of Class B Common Stock and, in exchange therefor, Acquiror shall issue to Harsh 21,120 shares of Class A Common Stock (the “Harsh Share Conversion”).

(c) Gwendolyn A. Watanabe (“Watanabe” and, collectively with Barhoush and Harsh, the “Additional Class B Stockholders”) hereby agrees that, immediately prior to the consummation of the CPUH Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Mergers set forth in Article 6 of the Business Combination Agreement), Watanabe shall contribute, transfer, assign, convey and deliver to Acquiror, and Acquiror shall acquire and accept from Harsh, all of Watanabe’s right, title and interest in, to and under Watanabe’s shares of Class B Common Stock and, in exchange therefor, Acquiror shall issue to Watanabe 21,120 shares of Class A Common Stock (the “Watanabe Share Conversion” and, collectively with the Barhoush Share Conversion and the Harsh Share Conversion, the “Additional Class B Share Conversion”)).

(d) No certificates will be issued in connection with the Additional Class B Share Conversion, and Acquiror will record the exchanges of the Class B Common Stock for the Class A Common Stock that the Additional Class B Stockholders are acquiring pursuant to the terms and conditions of this Section 1.7 on its books and records. Following the Additional Class B Share Conversion, the Founder Share Conversion and the transactions contemplated by the Business Combination Agreement, no shares of Class B Common Stock shall be outstanding.

(e) The Additional Class B Share Conversion shall be applicable only in connection with the transactions contemplated by the Business Combination Agreement and this Sponsor Agreement, and the Additional Class B Share Conversion shall be void and of no force and effect in the event this Sponsor Agreement is terminated prior to the Closings.

(f) The parties hereto intend that the Additional Class B Share Conversion will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

Section 1.8 Additional Agreements.

(a) Notwithstanding anything to the contrary in any other agreement or contract to which a CPUH Holder is bound, each CPUH Holder (for himself, herself or itself and for his, her or its successors, heirs and assigns) hereby (but subject to the consummation of the Mergers) irrevocably and unconditionally waives, to the fullest extent permitted by law and the CPUH Certificate of Incorporation, and agrees not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which shares of Class B Common Stock held by such CPUH Holder convert into shares of Class A Common Stock in connection with the transactions contemplated by the Business Combination Agreement.

(b) Acquiror and the Sponsor hereby irrevocably and unconditionally agree that, if any amounts are outstanding under any Sponsor Loan extended to Acquiror or any Subsidiary of Acquiror by the Sponsor (or any of its Affiliates) as of the Closings, then, notwithstanding the terms of any promissory note or other document evidencing such Sponsor Loan or any other agreement or contract to which Acquiror or the Sponsor (or its applicable Affiliate) is bound, (i) $2,500,000 of such Sponsor Loans outstanding as of the Closing Date shall be paid at the Closings from the funds available in the Trust Account or from proceeds of the PIPE Financing or Revenue Interest Financing (or, if not so paid, by the Surviving Corporation), (ii) in the event the aggregate amount of Sponsor Loans outstanding as of the Closing Date is greater than $2,500,000 (such excess, the “Sponsor Loan Excess”), the Sponsor Loan Excess, up to an amount not to exceed $5,250,000 (the “Sponsor Loan Equity Conversion Cap”), outstanding as of the Closing Date shall be automatically converted into shares of Pubco Common Stock in accordance with Section 5.11 of the Business Combination Agreement and (iii) with respect to any Sponsor Loan Excess above the Sponsor Loan Equity Conversion Cap (such excess, the “Extinguishable Sponsor Loan Excess”), such Extinguishable Sponsor Loan Excess shall be fully extinguished and forgiven and Acquiror and Pubco shall have no obligation to pay such excess amounts; provided, that, notwithstanding anything in either of this Sponsor Agreement or the Business Combination Agreement to the contrary, the Company may, in its sole discretion, pursuant to an election by the Company made prior to the Closings, repay on the Closing Date some or all of the Sponsor Loan Excess, up to the Sponsor Loan Equity Conversion Cap, in cash.

Section 1.9 Further Assurances. Each CPUH Holder shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary under applicable Laws to effect the actions required to consummate the Mergers and the other transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein.

Section 1.10 No Inconsistent Agreement. Each CPUH Holder hereby represents and covenants that such CPUH Holder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such CPUH Holder’s obligations hereunder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties. Each CPUH Holder represents and warrants as of the date hereof to Acquiror and the Company as follows:

(a) Organization; Due Authorization. If such CPUH Holder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such CPUH Holder’s limited liability company powers and have been duly authorized by all necessary limited liability company actions on the part of such CPUH Holder. This Sponsor Agreement has been duly executed and delivered by such CPUH Holder and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such CPUH Holder, enforceable against such CPUH Holder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable CPUH Holder.

(b) Ownership. Such CPUH Holder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such CPUH Holder’s shares of CPUH Common Stock, CPUH Units and CPUH Warrants, as applicable, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of CPUH Common Stock, CPUH Units or CPUH Warrants (other than transfer restrictions under the Securities Act)) affecting any such shares of CPUH Common Stock, CPUH Units or CPUH Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) Acquiror’s Governing Documents, (iii) the Business Combination Agreement, (iv) the Voting Letter Agreement, (v) any Sponsor Loan (vi) the Securities Assignment Agreement, dated as of February 3, 2021, by and between the Sponsor and Hani Barhoush, (vii) the Securities Assignment Agreement, dated as of February 3, 2021, by and between the Sponsor and Michael Harsh, (viii) the Securities Assignment Agreement, dated as of February 3, 2021, by and between the Sponsor and Gwendolyn A. Watanabe, (ix) the Subscription Agreement, dated as of October 16, 2020, by and between Acquiror and the Sponsor, (x) the Letter Agreement, dated as of February 4, 2021, by and among Acquiror and Goldman Sachs & Co. LLC or (xi) any applicable securities Laws. Such CPUH Holder’s shares of CPUH Common Stock, CPUH Units and CPUH Warrants are the only equity securities of Acquiror owned of record or beneficially by such CPUH Holder on the date of this Sponsor Agreement, and none of such CPUH Holder’s shares of CPUH Common Stock, CPUH Units or CPUH Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such shares of CPUH Common Shares, CPUH Units or CPUH Warrants, except as provided hereunder or under the Voting Letter Agreement. Other than the CPUH Warrants and CPUH Units, on the date hereof, such CPUH Holder does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by such CPUH Holder does not, and the performance by such CPUH Holder of his, her or its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such CPUH Holder, as applicable, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such CPUH Holder or such CPUH Holder’s shares of CPUH Common Shares or CPUH Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such CPUH Holder of its obligations under this Sponsor Agreement.

(d) Litigation. There are no Actions pending against such CPUH Holder, or to the knowledge of such CPUH Holder threatened against such CPUH Holder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such CPUH Holder of its obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as described on Section 4.4 of the CPUH Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by such CPUH Holder, for which Acquiror or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule II and for the Governing Documents of the Merger Subs, neither such CPUH Holder nor, to the knowledge of such CPUH Holder, any Person in which such CPUH Holder has a direct or indirect legal, contractual or beneficial ownership of five percent (5%) or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror or its Subsidiaries.

(g) Acknowledgment. Such CPUH Holder understands and acknowledges that each of Acquiror and the Company is entering into the Business Combination Agreement in reliance upon such CPUH Holder’s execution and delivery of this Sponsor Agreement.

(h) No Other Representations or Warranties. Except for the representations and warranties made by each CPUH Holder in this ARTICLE II, neither the CPUH Holders nor any other Person makes any express or implied representation or warranty to Acquiror or the Company in connection with this Sponsor Agreement or the transactions contemplated by this Sponsor Agreement, and each CPUH Holder expressly disclaims any such other representations or warranties.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time, and (b) the written agreement of the Sponsor, Acquiror, Pubco and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Sponsor Agreement.

Section 3.2 Governing Law. This Sponsor Agreement and all disputes or controversies arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS SPONSOR AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES

DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT. THE PARTIES TO THIS SPONSOR AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto. Any attempted assignment of this Sponsor Agreement not in accordance with the terms of this Section 3.4 shall be void.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Sponsor Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Sponsor Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Sponsor Agreement on the basis that (a) the other parties hereto have an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 3.6 Amendment; Waiver. This Sponsor Agreement may not be amended, modified or terminated (other than as provided in Section 3.1), except upon a written agreement executed and delivered by Acquiror, the Company, Pubco and the Sponsor. Any waiver of any breach of this Sponsor Agreement extended by Acquiror, Pubco or the Company to the Sponsor shall not be construed as a waiver of any rights or remedies of Acquiror, Pubco or the Company with respect to any subsequent breach of the Sponsor. Any waiver of any provisions hereof by any party hereto shall not be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 3.7 Severability. Whenever possible, each provision of this Sponsor Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Sponsor Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Sponsor Agreement shall remain in full force and effect. Upon such determination that any term or other provision of this Sponsor Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall take any actions necessary to render the remaining provisions of this Sponsor Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, negotiate in good faith to modify this Sponsor Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 3.8 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by (a) delivery in person, (b) posting in the United States mail (having been sent registered or certified mail return receipt requested, postage prepaid), (c) FedEx or other nationally recognized overnight delivery service or (d) e-mail (having obtained electronic delivery confirmation thereof, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to Acquiror:

Compute Health Acquisition Corp.

1100 North Market Street, 4th Floor

Wilmington, DE 19890

Attention:     Joshua Fink

                      Jean Nehmé

Email:          jfink@ophir-holdings.com

                      nehmejean3@gmail.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:     Howard L. Ellin

                      Richard Witzel

Email:          Howard.Ellin@skadden.com

                      Richard.Witzel@skadden.com

If to the Company or Pubco:

c/o Allurion Technologies, Inc.

11 Huron Drive

Natick, MA 01760

Attention:     Chief Executive Officer

Email:           sgaur@allurion.com

with a copy (which will not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:     Danielle M. Lauzon

                      Paul R. Rosie

E-mail:         dlauzon@goodwinlaw.com

                      prosie@goodwinlaw.com

If to the Sponsor:

Compute Health Sponsor LLC

1100 North Market Street, Suite 1300

Wilmington, DE 19890

Attention:     Joshua Fink

                      Jean Nehmé

E-mail:         jfink@ophir-holdings.com

                      nehmejean3@gmail.com

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:    Howard L. Ellin

                    Richard Witzel

Email:         Howard.Ellin@skadden.com

                     Richard.Witzel@skadden.com

If to a Holder:

To such Holder’s address as set forth in Schedule I

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:    Howard L. Ellin

                    Richard Witzel

Email:         Howard.Ellin@skadden.com

                     Richard.Witzel@skadden.com

Section 3.9 Counterparts. This Sponsor Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Sponsor Agreement by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Sponsor Agreement.

Section 3.10 Fiduciary Duties. Notwithstanding anything in this Sponsor Agreement to the contrary, (a) each CPUH Holder makes no agreement or understanding herein in any capacity other than in such CPUH Holder’s capacity as a record holder and beneficial owner of shares of CPUH Common Stock, CPUH Warrants and other equity securities of Acquiror, and not in the CPUH Holder’s (or any of its representatives’) capacity as a director, officer or employee of any CPUH Party, and (b) nothing herein will be construed to limit or affect any action or inaction by any CPUH Holder or any representative of any CPUH Holder serving as a member of the board of directors (or other similar governing body) of any CPUH Party or as an officer, employee or fiduciary of any CPUH Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such CPUH Party.

Section 3.11 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior understandings, agreements, representations or other arrangements, both written and oral, by or among the parties hereto with respect to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsor, Acquiror, Pubco and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:

COMPUTE HEALTH SPONSOR LLC

By:	/s/ Jean Nehme
Name: Jean Nehme
Title: Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

ACQUIROR:

COMPUTE HEALTH ACQUISITION CORP.

By:	/s/ Jean Nehme
Name: Jean Nehme
Title: Co-Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:

ALLURION TECHNOLOGIES, INC.

By:	/s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

PUBCO:

ALLURION TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

HOLDERS:

/s/ Hani Barhoush
Hani Barhoush

/s/ Michael Harsh
Michael Harsh

/s/ Gwendolyn A. Watanabe
Gwendolyn A. Watanabe

[Signature Page to Sponsor Support Agreement]

Schedule I

Holder	Address
Hani Barhoush	c/o Compute Health Acquisition Corp.
1100 North Market Street, 4th Floor
Wilmington, Delaware 19890

Michael Harsh	c/o Compute Health Acquisition Corp.
1100 North Market Street, 4th Floor
Wilmington, Delaware 19890

Gwendolyn A. Watanabe	c/o Compute Health Acquisition Corp.
1100 North Market Street, 4th Floor
Wilmington, Delaware 19890

Schedule II

Affiliate Arrangements

1.	Letter Agreement, dated February 4, 2021, by and among Acquiror, the Sponsor Osama Alswailem, Hani Barhoush, Joshua Fink, Michael Harsh, Omar Ishrak, Jean Nehmé and Gwendolyn A. Watanabe.

2.

Registration Rights Agreement, dated February 4, 2021, by and among Acquiror, the Sponsor, Osama Alswailem, Hani Barhoush, Joshua Fink, Michael Harsh, Omar Ishrak, Jean Nehmé and Gwendolyn A. Watanabe.

3.	Sponsor Warrants Purchase Agreement, dated February 4, 2021, by and between Acquiror and the Sponsor.

4.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Hani Barhoush.

5.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Joshua Fink.

6.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Michael Harsh.

7.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Omar Ishrak.

8.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Jean Nehmé.

9.	Indemnity Agreement, dated February 4, 2021, by and between Acquiror and Gwendolyn A. Watanabe.

10.	Administrative Services Agreement, dated February 4, 2021, by and between Acquiror and the Sponsor.

11.	Promissory Note, dated April 6, 2021, by and between Acquiror, debtor, and the Sponsor, creditor, in the amount of $1,500,000.

12.	Promissory Note, dated July 28, 2022, by and between Acquiror, debtor, and the Sponsor, creditor, in the amount of $1,500,000.

13.	Promissory Note, dated February 9, 2023, by and between Acquiror, debtor, and the Sponsor, creditor, in the amount of $4,750,000.

14.	PIPE Subscription Agreement, dated February 9, 2023, by and among Acquiror, Pubco and Omar Ishrak.

15.	Non-Redemption Agreement, dated February 9, 2023, by and among Acquiror, Pubco, the Company and Medtronic, Inc.

16.	RTW Side Letter, dated February 9, 2023, by and among Acquiror, Merger Sub II, the Company, Pubco, RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited.

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Sponsor Support Agreement, dated as of February 9, 2023 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Compute Health Sponsor LLC, a Delaware limited liability company, Compute Health Acquisition Corp., a Delaware corporation, Allurion Technologies Holdings, Inc., a Delaware corporation, the Persons set forth on Schedule 1 attached to the Support Agreement and Allurion Technologies, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “CPUH Holder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of such CPUH Holder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date:	By:
Name:
Title:

Address for Notices:

With copies to:

[Annex A to Sponsor Support Agreement]

ANNEX F

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”) is dated as of February 9, 2023, by and among Compute Health Acquisition Corp., a Delaware corporation (“Acquiror”), the Persons set forth on Schedule I (each, a “Company Stockholder” and, collectively, the “Company Stockholders”), Allurion Technologies Holdings, Inc., a Delaware corporation (“Pubco”), and Allurion Technologies, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of Company Shares as are indicated opposite each of their names on Schedule I (all such Company Shares, together with any Company Shares of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Stockholder during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Compute Health Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub II”), Pubco and the Company have entered into that certain Business Combination Agreement (as may be amended or modified from time to time, the “Business Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, as part of the same overall transaction, (a) CPUH is to merge with and into Pubco (the “CPUH Merger”), with Pubco surviving as the publicly-listed company (the “Surviving Corporation”), (b) thereafter, Merger Sub I is to merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of the Surviving Corporation (the “Intermediate Merger”) and (c) thereafter, the Company is to merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of the Surviving Corporation (collectively with the CPUH Merger and the Intermediate Merger, the “Mergers”), in each case on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

STOCKHOLDER SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each Company Stockholder hereby acknowledges that he, she or it has read the Business Combination Agreement and this Agreement and has had

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the opportunity to consult with his, her or its tax and legal advisors. Each Company Stockholder shall be bound by and comply with Sections 5.6 (Exclusive Dealing) in respect of Company Acquisition Proposals and 5.4 (Public Announcements) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if (a) such Company Stockholder was an original signatory to the Business Combination Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 5.6 of the Business Combination Agreement also referred to each such Company Stockholder.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Intermediate Merger Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 7.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), each Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase (or Lien on), deposit into a voting trust or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement/Proxy Statement, the Resale Registration Statement or the Registration Statement (as defined in the Subscription Agreements)) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between the Company Stockholder and any Affiliate of the Company Stockholder, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder to this Agreement in the form attached hereto as Annex A.

Section 1.3 New Shares. In the event that (a) any Subject Shares are issued to a Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split or sub-division, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Company Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares after the date of this Agreement (including pursuant to the exercise of any option or other applicable equity award), or (c) a Company Stockholder acquires the right to vote or share in the voting of any Subject Shares after the date of this Agreement (collectively, the “New Securities”), then such New Securities acquired or purchased by such Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Stockholder as of the date hereof.

Section 1.4 Company Stockholder Agreements. Hereafter until the Expiration Time, each Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company distributed by the Board of Directors of the Company or otherwise undertaken in connection with or as contemplated by the Business Combination Agreement or the transactions contemplated thereby (which written consent shall be delivered as promptly as reasonably practicable, and in any event within forty-eight (48) hours following the date that the Registration Statement (as contemplated by the Business Combination Agreement) becomes effective), such Company Stockholder shall, if a meeting is held, appear at the meeting (or any adjournment or postponement thereof), in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter):

(a) to approve and adopt the Business Combination Agreement, the Ancillary Documents to which the Company or Pubco is or will be a party and the transactions contemplated thereby, including the Mergers, and any other matters necessary or reasonably requested by the Company or Pubco for the consummation thereof;

(b) to approve an amendment to the Company Certificate of Incorporation to increase the authorized shares of Company Common Stock to ensure that the Company has authorized and reserved a sufficient number

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of shares of Company Common Stock for the Convertible Notes Conversion and waive any preemptive rights, antidilution protection, rights of notice or other rights under the Company Certificate of Incorporation, the Company’s Governing Documents or the Stockholder Agreements (as defined below) in connection with such Convertible Notes Conversion;

(c) in any other circumstances upon which a consent, waiver or other approval may be required under the Company’s Governing Documents, under any Company Convertible Notes or Company Warrants, or under any agreements between the Company and its stockholders, including, without limitation, the (i) Fourth Amended and Restated Investors’ Rights Agreement, dated as of July 23, 2021, by and among the Company, Jonathan D. Wecker, Ram Chuttani, Samuel G. Levy and Shantanu K. Gaur (the “Founders”) and the other stockholders party thereto, as amended, (ii) Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of July 23, 2021, by and among the Company, the Founders, The Shantanu K. Gaur Revocable Trust of 2021, The Gaur Family Irrevocable Trust of 2021 and the other stockholders party thereto, as amended, (iii) Amended and Restated Voting Agreement, dated as of July 23, 2021, by and among the Company, the Founders, The Shantanu K. Gaur Revocable Trust of 2021, The Gaur Family Irrevocable Trust of 2021 and the other stockholders party thereto, as amended, (iv) Series D Preferred Stock Purchase Agreement, dated as of July 23, 2021, by and among the Company and the stockholders party thereto, as amended, (v) Series C Management Rights Letter, effective as of January 17, 2017, by and between the Company and Romulus Growth Allurion L.P. and (vi) Letter Agreement, dated as of January 17, 2017, by and between the Company and Romulus Growth Allurion L.P. (the agreements referenced in the preceding clauses (i) through (vi), collectively, the “Stockholders Agreements”), to implement the Business Combination Agreement or any Ancillary Document or any of the transactions contemplated thereby, to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of such Company Stockholder’s Subject Shares held at such time in favor thereof;

(d) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or Pubco (other than the Business Combination Agreement and the transactions contemplated thereby, including the Mergers), including any Company Acquisition Proposal; and

(e) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement, any Ancillary Document or the transactions contemplated hereby or thereby, including the Mergers, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company or Pubco under the Business Combination Agreement or any Ancillary Document or (C) result in any of the conditions set forth in Article 6 of the Business Combination Agreement not being fulfilled.

Each Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

Without limiting any other rights or remedies of the Company, each Company Stockholder hereby irrevocably appoints the Company or any individual designated by the Company as such Company Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstitution), for and in the name, place and stead of such Company Stockholder, up to the Expiration Time, to attend on behalf of such Company Stockholder any meeting of the stockholders of the Company with respect to the matters described in this Section 1.4, to include the Subject Shares held in any computation for purposes of establishing a quorum at any such meeting of the stockholders of the Company, to vote (or cause to be voted) such Subject Shares or consent (or withhold consent) with respect to any of the matters described in this Section 1.4 in connection with any meeting of the stockholders of the Company or any action by written consent by the stockholders of the Company, in each case, only in the event and to the extent that such Company Stockholder fails to timely perform or otherwise comply with the covenants, agreements or obligations set forth in this Section 1.4. The proxyholder may not exercise the proxy granted pursuant to this Section 1.4 on any matter except those provided

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in this Section 1.4, and each Company Stockholder may vote its, his or her Subject Shares on all other matters, subject to the other applicable covenants, agreements and obligations set forth in this Agreement. The proxy granted by each Company Stockholder pursuant to this Section 1.4 (i) will be automatically revoked upon the Expiration Time, (ii) is coupled with an interest sufficient in law to support, subject to clause (i), an irrevocable proxy, and (iii) is a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Company Stockholder and shall revoke any and all prior proxies granted by such Company Stockholder with respect to its Subject Shares. The vote or consent of the proxyholder in accordance with this Section 1.4 and with respect to the matters in this Section 1.4 shall control in the event of any conflict between such vote or consent by such proxyholder and a vote or consent by each Company Stockholder (or any other Person with the power to vote such Company Stockholder’s Subject Shares) with respect to the matters in this Section 1.4.

Section 1.5 Affiliate Agreements. Each Company Stockholder, severally and not jointly, hereby agrees and consents to the termination of each of the Stockholders Agreements and all Related Party Contracts and accounts set forth on Section 5.2(a) of the Company Disclosure Schedules to which such Company Stockholder is party, effective as of the Intermediate Merger Effective Time, without any further obligations or liabilities to the Company and its Affiliates (including, after the Intermediate Merger Effective Time, Pubco).

Section 1.6 Investor Rights Agreement. Each of the Company Stockholders on behalf of himself, herself or itself, agrees that it will deliver, substantially simultaneously with the Intermediate Merger Effective Time, a duly-executed counterpart to the Investor Rights Agreement substantially in the form attached as Exhibit A to the Business Combination Agreement.

Section 1.7 Further Assurances. Each Company Stockholder shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws) to effect the actions required to consummate the Mergers and the other transactions contemplated by this Agreement and the Business Combination Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.8 No Inconsistent Agreement. Each Company Stockholder hereby represents and covenants that such Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder.

Section 1.9 No Challenges. Each Company Stockholder agrees not to (a) exercise any appraisal rights or any dissenters’ rights that such Company Stockholder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, including the Mergers, or (b) voluntarily commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub I, Merger Sub II, Pubco, the Company or any of their respective successors, directors or managers, (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Business Combination Agreement or any of the Ancillary Documents (including this Agreement) or the Mergers. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit such Company Stockholder from enforcing such Company Stockholder’s rights under this Agreement and the other agreements entered into in by such Company Stockholder in connection herewith, including such Company Stockholder’s right to receive such Company Stockholder’s portion of the (A) Aggregate Intermediate Merger Closing Merger Consideration and (B) if applicable pursuant to the terms of the Business Combination Agreement, Contingency Consideration, in each case as provided in the Business Combination Agreement.

Section 1.10 Consent to Disclosure. Each Company Stockholder hereby consents to the publication and disclosure in the Registration Statement/Proxy Statement and the Resale Registration Statement (and, as and to

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the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror, Pubco or the Company to any Governmental Entity or to securityholders of Acquiror or Pubco) of such Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror, Pubco or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by Acquiror, Pubco or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC), subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent reasonably possible, the parties hereto shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law.

Section 1.11 No Agreement as Director or Officer. Notwithstanding anything to the contrary herein, each Company Stockholder is entering into this Agreement solely in the Company Stockholder’s capacity as record or beneficial owner of Subject Shares and nothing herein is intended to or shall limit or affect any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee or representative of the Company Stockholder to the board of directors of the Company) of the Company Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company, including Pubco prior to the CPUH Merger Effective Time) or other fiduciary capacity for the Company Stockholders.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Stockholders. Each Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (severally and not jointly, and solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:

(a) Organization; Due Authorization. If such Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Stockholder. If such Company Stockholder is an individual, such Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Stockholder, enforceable against such Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Stockholder.

(b) Ownership. Such Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject

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Shares, other than Liens (a) pursuant to (i) this Agreement, (ii) the Company’s Governing Documents, (iii) the Stockholder Agreements, (iv) the Business Combination Agreement, or (v) any applicable securities Laws or (b) that would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Company Stockholder to perform its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement or the Business Combination Agreement. Such Company Stockholder’s Subject Shares are the only Company Shares owned of record or beneficially by such Company Stockholder on the date of this Agreement, and none of such Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Other than as set forth opposite such Company Stockholder’s name on Schedule I, such Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of his, her or its obligations hereunder will not, (i) if such Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Stockholder or such Company Stockholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Company Stockholder, or to the knowledge of such Company Stockholder threatened against such Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(e) Adequate Information. Such Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror, the Company and Pubco to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon Acquiror, the Company or Pubco and based on such information as such Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Stockholder acknowledges that Acquiror, the Company and Pubco have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Stockholder are irrevocable.

(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by such Company Stockholder, for which the Company or any of its Affiliates (including Pubco) may become liable.

(g) Acknowledgment. Such Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Business Combination Agreement in reliance upon such Company Stockholder’s execution and delivery of this Agreement.

Section 2.2 No Other Representations or Warranties. Except for the representations and warranties made by each Company Stockholder in this ARTICLE II, no Company Stockholder nor any other Person makes any express or implied representation or warranty to Acquiror in connection with this Agreement or the transactions contemplated by this Agreement, and each Company Stockholder expressly disclaims any such other representations or warranties.

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ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of Acquiror, the Company, Pubco and each Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT. THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN

F-7

INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto. Any attempted assignment of this Agreement not in accordance with the terms of this Section 3.4 shall be void.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (a) the other parties hereto have an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 3.6 Amendment; Waiver. This Agreement may not be amended, modified or terminated (other than as provided in Section 3.1), except upon a written agreement executed and delivered by Acquiror, the Company, Pubco and each of the Company Stockholders. Any waiver of any breach of this Agreement extended by Acquiror to a Company Stockholder shall not be construed as a waiver of any rights or remedies of Acquiror with respect to any other Company Stockholder or with respect to any subsequent breach of such Company Stockholder or any other such Company Stockholder. Any waiver of any provisions hereof by any party hereto shall not be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party. Notwithstanding the foregoing, (a) Schedule I hereto may be amended by the Company from time to time to add transferees of any Subject Shares in compliance with the terms of this Agreement without the consent of the other parties and (b) Schedule I hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any Additional Company Stockholder who becomes a party to this Agreement in accordance with Section 3.11.

Section 3.7 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 3.8 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by (a) delivery in person, (b) posting in the United States mail (having been sent registered or certified mail return receipt requested, postage prepaid), (c) FedEx or other nationally recognized overnight delivery service or (d) e-mail (having obtained electronic

F-8

delivery confirmation thereof, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to Acquiror:

Compute Health Acquisition Corp.

1100 North Market Street, 4th Floor

Wilmington, DE 19890

Attention:	Joshua Fink

Jean Nehmé

Email:	jfink@ophir-holdings.com

nehmejean3@gmail.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:	Howard L. Ellin

Richard Witzel

Email:	Howard.Ellin@skadden.com

Richard.Witzel@skadden.com

If to the Company or Pubco:

c/o Allurion Technologies, Inc.

11 Huron Drive

Natick, MA 01760

Attention:	Chief Executive Officer
Email:	sgaur@allurion.com

with a copy (which will not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:	Danielle M. Lauzon

Paul R. Rosie

E-mail:	dlauzon@goodwinlaw.com

prosie@goodwinlaw.com

If to a Company Stockholder:

To such Company Stockholder’s address set forth in Schedule I with a copy (which will not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:	Danielle M. Lauzon and Paul R. Rosie
E-mail:	dlauzon@goodwinlaw.com, prosie@goodwinlaw.com

F-9

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 3.10 Several Liability. The liability of any Company Stockholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Company Stockholder be liable for any other Company Stockholder’s breach of such other Company Stockholder’s representations, warranties, covenants, or agreements contained in this Agreement.

Section 3.11 Additional Company Stockholders. Notwithstanding anything to the contrary contained herein, in connection with Section 5.24 of the Business Combination Agreement, any stockholder of the Company that is an accredited investor (as defined in Rule 501 of Regulation D under the Securities Act) and not a party to this Agreement as of the date hereof (each, an “Additional Company Stockholder”) may become a party to this Agreement after the date hereof by executing and delivering a joinder to this Agreement in the form attached hereto as Annex A to the Company, Pubco and Acquiror, and thereafter such Additional Company Stockholder shall be deemed a “Company Stockholder” for all purposes hereunder. No action or consent by Acquiror, Pubco or the Company shall be required for such joinder to this Agreement by such Additional Company Stockholder (other than that the Company shall update Schedule A hereto to include such Additional Company Stockholder), so long as such Additional Company Stockholder has agreed in writing to be bound by all of the obligations as a “Company Stockholder” hereunder and executed and delivered such joinder to this Agreement in accordance with this Section 3.11.

Section 3.12 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior understandings, agreements, representations or other arrangements, both written and oral, by or among the parties hereto with respect to the subject matter hereof.

Section 3.13 Trust Account Waiver. Each of the Company Stockholders, the Company and Pubco, on behalf of themselves and each of their respective subsidiaries, and each of their respective agents, Representatives and any other person or entity acting on its and their behalf (collectively, “Related Parties”), hereby acknowledges that Acquiror has established a trust account (the “Trust Account”) to hold the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (in each case, including any interest accrued from time to time thereon) for the benefit of Acquiror’s public stockholders and certain other parties. For and in consideration of Acquiror entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Company Stockholders, the Company and Pubco, on behalf of itself and its Related Parties, hereby agrees that it shall not, in connection with this Agreement, seek to enforce any right, title or interest in or to, or initiate any action, claim, suit or proceeding of any kind against, the assets held in the Trust Account or the trustee thereof. Acquiror hereby acknowledges that any such claim that any of the Company Stockholders, the Company or their Affiliates may have arising at any time prior to the consummation of the Mergers is not waived or released pursuant to this paragraph but may be preserved and initiated against Acquiror at any time after the consummation of the Mergers, and that nothing in this paragraph shall preclude any claims by any of the Company Stockholders, the Company or any of their Related Parties against (a) Acquiror seeking recourse against any assets of Acquiror other than the Trust Account, or (b) assets released to Acquiror from the Trust Account upon the consummation of the Mergers. This Section 3.12 shall survive any expiration or termination of this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

F-10

IN WITNESS WHEREOF, the Company Stockholders, Acquiror, Pubco and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

Amarat Investments Limited

By:	/s/ Ismail Al-Harthi
Name: Ismail Al-Harthi
Title: Authorized Signatory

[Signature Page to Stockholder Support Agreement]

Romulus Growth Allurion L.P.

By:	/s/ Krishna Gupta
Name: Krishna Gupta
Title: General Partner

[Signature Page to Stockholder Support Agreement]

SAMIN CAPITAL LLC

By:	/s/ Krishna Gupta
Name: Krishna Gupta
Title: Manager

[Signature Page to Stockholder Support Agreement]

Shantanu K. Gaur and Neha Gaur, Trustees of THE SHANTANU K. GAUR REVOCABLE TRUST OF 2021

By:	/s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Trustee

[Signature Page to Stockholder Support Agreement]

Steven M. Burke, Esq. and Neha Gaur, Trustees of THE GAUR FAMILY IRREVOCABLE TRUST OF 2021

By:	/s/ Neha R. Gaur
Name: Neha R. Gaur
Title: Trustee

[Signature Page to Stockholder Support Agreement]

F-11

Romulus Allurion Special Opportunity L.P.

By:	/s/ Krishna Gupta
Name: Krishna Gupta
Title: General Partner

[Signature Page to Stockholder Support Agreement]

Samuel G. Levy

/s/ Samuel G. Levy

[Signature Page to Stockholder Support Agreement]

Ram Chuttani

/s/ Ram Chuttani

[Signature Page to Stockholder Support Agreement]

Michael Davin

/s/ Michael Davin

[Signature Page to Stockholder Support Agreement]

Shantanu K. Gaur

/s/ Shantanu Gaur

[Signature Page to Stockholder Support Agreement]

Todd Zavodnick

/s/ Todd Zavodnick

[Signature Page to Stockholder Support Agreement]

Chris Geberth

/s/ Chris Geberth

[Signature Page to Stockholder Support Agreement]

ACQUIROR:

COMPUTE HEALTH ACQUISITION CORP.

By:	/s/ Jean Nehme
Name: Jean Nehme
Title: Co-Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

F-12

COMPANY:

ALLURION TECHNOLOGIES, INC.

By:	/s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

PUBCO:

ALLURION TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

F-13

Schedule I

Company Stockholder Subject Shares

Company Stockholder	Address		Common Stock	Series A-1 Preferred Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D-1 Preferred Stock	Series D-2 Preferred Stock	Series D-3 Preferred Stock	Options and RSU’s Outstanding Under 2010 Stock Incentive Plan	Options and RSU’s Outstanding Under 2020 Stock Option and Grant Plan
Amarat Investments Limited	#	##					1,519,756		913,700
Samuel G. Levy	#	##	1,514,670								175,000
Romulus Growth Allurion L.P.	#	##					3,194,528
Ram Chuttani	#	##	1,700,306								190,000
Michael Davin	#	##							34,883		135,000	30,000
Shantanu K. Gaur	#	##									225,000	987,085

[Schedule I to Stockholder Support Agreement]

Company Stockholder	Address		Common Stock	Series A-1 Preferred Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D-1 Preferred Stock	Series D-2 Preferred Stock	Series D-3 Preferred Stock	Options and RSU’s Outstanding Under 2010 Stock Incentive Plan	Options and RSU’s Outstanding Under 2020 Stock Option and Grant Plan
Todd Zavodnick	#	##									90,000	30,000
SAMIN CAPITAL LLC	#	##							546,240
Shantanu K. Gaur and Neha Gaur, Trustees of THE SHANTANU K. GAUR REVOCABLE TRUST OF 2021	#	##	1,106,670
Steven M. Burke, Esq. and Neha Gaur, Trustees of THE GAUR FAMILY IRREVOCABLE TRUST OF 2021	#	##	560,000
Romulus Allurion Special Opportunity L.P.	#	##					901,126

[Schedule I to Stockholder Support Agreement]

Company Stockholder	Address	Common Stock	Series A-1 Preferred Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D-1 Preferred Stock	Series D-2 Preferred Stock	Series D-3 Preferred Stock	Options and RSU’s Outstanding Under 2010 Stock Incentive Plan	Options and RSU’s Outstanding Under 2020 Stock Option and Grant Plan
Chris Geberth	###										319,890

[Schedule I to Stockholder Support Agreement]

F-14

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Stockholder Support Agreement, dated as of February 9, 2023 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Compute Health Acquisition Corp., a Delaware corporation, Allurion Technologies, Inc., a Delaware corporation, Allurion Technologies Holdings, Inc., a Delaware corporation, and the Company Stockholders set forth on Schedule I thereto. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees, confirms, represents and warrants that he, she or it is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act), or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Exhibit A hereto.

The Joining Party acknowledges and agrees that the shares of Pubco Common Stock that the Joining Party will receive as consideration for his, her or its Subject Shares pursuant to Section 2.1(a)(xv) of the Business Combination Agreement (the “Applicable Pubco Shares”) are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Applicable Pubco Shares will not be registered under the Securities Act at the time of issuance and that the Surviving Corporation is not required to register the Applicable Pubco Shares except as set forth in the Business Combination Agreement. The Joining Party acknowledges and agrees that such Applicable Pubco Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Joining Party absent an effective registration statement under the Securities Act (including the Resale Registration Statement (as defined in the Business Combination Agreement)), except (i) to the Surviving Corporation or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of clauses (i)-(ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Applicable Pubco Shares shall contain a restrictive legend to such effect. The Joining Party acknowledges and agrees that the Applicable Pubco Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, the Joining Party may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Applicable Pubco Shares and may be required to bear the financial risk of an investment in the Applicable Pubco Shares for an indefinite period of time. The Joining Party acknowledges and agrees that the Applicable Pubco Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year following the filing of certain required information with the Commission after the Closing Date (as defined in the Business Combination Agreement). The Joining Party acknowledges and agrees that he, she or it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Applicable Pubco Shares.

[Exhibit A to Stockholder Support Agreement]

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Company Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Company Stockholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

F-15

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date:
By:
Name:
Title:

Address for Notices:

With copies to:

[Exhibit A to Stockholder Support Agreement]

F-16

Exhibit A

ELIGIBILITY REPRESENTATIONS OF THE JOINING PARTY

This Annex A should be completed and signed by the Joining Party and constitutes a part of the Joinder Agreement to the Company Support Agreement.

ACCREDITED INVESTOR STATUS (Please check the box)

☒

The Joining Party is an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Joining Party has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to the Joining Party and under which the Joining Party accordingly qualifies as an “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

[Annex A to Joinder Agreement]

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

F-17

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

Specify which tests:

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

This page should be completed by the Joining Party and constitutes a part of the

Joinder to the Company Support Agreement.

[Annex A to Joinder Agreement]

JOINING PARTY:
Print Name:

By:
Name:
Title:

[Annex A to Joinder Agreement]

F-18

Annex G

ALLURION TECHNOLOGIES, INC.

2023 STOCK OPTION AND INCENTIVE PLAN

SECTION 1. GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Allurion Technologies, Inc. 2023 Stock Option and Incentive Plan (as amended from time to time, the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Allurion Technologies, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

“Award Certificate” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Closing Date” means the date of the closing of the transactions contemplated by that certain Business Combination Agreement, dated as of February 9, 2023, by and among the Company and the other parties thereto.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“Nasdaq”), Nasdaq Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to market quotations. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations.

“Fully Diluted Shares” means the total aggregate number of issued and outstanding shares of Stock, plus (i) the number of shares of Stock subject to outstanding unexercised Options, warrants or Stock Appreciation Rights, and (ii) the number of shares of Stock subject to outstanding Restricted Stock Units.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Prior Plans” means each of the Allurion Technologies, Inc. 2010 Stock Incentive Plan, as amended, and the Allurion Technologies, Inc. Amended and Restated 2020 Stock Option and Grant Plan, as amended.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an employee, director or Consultant of the Company or any Affiliate (e.g., a Service Relationship shall be deemed to continue without interruption in the event an individual’s status changes from full-time employee to part-time employee or Consultant).

“Stock” means the Common Stock, par value $0.0001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

SECTION 2. ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The Plan shall be administered by the Administrator.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the number of shares of Stock to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;

(v) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi) subject to the provisions of Section 5(c) or Section 6(d), as applicable, to extend at any time the period in which Stock Options or Stock Appreciation Rights may be exercised; and

(vii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the

Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c) Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d) Award Certificate. Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e) Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f) Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3. STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a) Stock Issuable. Subject to adjustment as provided in this Section 3, the maximum number of shares of Stock reserved and available for issuance under the Plan shall be the sum of (i)        1 shares (the “Initial Limit”) plus

[1]	To be equal to 11% of the Fully Diluted Shares outstanding as of immediately after closing of the Business Combination.

(ii) shares of Stock that are subject to awards granted under the Prior Plans prior to the Effective Date but which, after the Effective Date, are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise). In addition, on January 1, 2024 and each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by (i) five percent (5%) of the number of Fully Diluted Shares outstanding as of the immediately preceding December 31 or (ii) such lesser number of shares as determined by the Administrator (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the 9,000,000 shares of Stock, cumulatively increased on January 1, 2024 and on each January 1 thereafter by the lesser of the Annual Increase for such year or 9,000,000 shares of Stock, subject in all cases to adjustment as provided in Section 3(b). For purposes of this limitation, the shares of Stock underlying any awards under the Plan or the Prior Plans that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b) Changes in Stock. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(c) Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Certificate, all Awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Certificate. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

(d) Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year for service as a Non-Employee Director shall not exceed $750,000, provided, however that such amount shall be $1,000,000 for the calendar year in which the applicable Non-Employee Director is initially elected or appointed to the Board. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with FASB ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

SECTION 4. ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors and Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company, in consultation with its legal counsel, has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION 5. STOCK OPTIONS

(a) Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(b) Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant, or (iii) if the Stock Option is otherwise compliant with Section 409A.

(c) Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d) Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e) Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Option Award Certificate:

(i) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii) Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv) With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Option Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f) Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6. STOCK APPRECIATION RIGHTS

(a) Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value of the Stock on the date of grant (i) pursuant to a transaction described in, and a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant, or (iii) if the Stock Appreciation Right is otherwise compliant with Section 409A of the Code.

(c) Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d) Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7. RESTRICTED STOCK AWARDS

(a) Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b) Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of performance goals, any dividends paid by the Company during the performance period shall accrue and shall not be paid to the grantee until and to the extent the performance goals are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c) Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Certificate. Except as may

otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s employment (or other Service Relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at their original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION 8. RESTRICTED STOCK UNITS

(a) Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate). Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b) Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.

(c) Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock

Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 9. UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10. CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11. DIVIDEND EQUIVALENT RIGHTS

(a) Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b) Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 12. TRANSFERABILITY OF AWARDS

(a) Transferability. Except as provided in Section 12(b) below, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c) Family Member. For purposes of Section 12(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) Designation of Beneficiary. To the extent permitted by the Company, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate.

SECTION 13. TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amount received thereunder first becomes includable in the gross income of the grantee for income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) Payment in Stock. The Administrator may require the Company’s tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require the Company’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due.

SECTION 14. SECTION 409A AWARDS

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

SECTION 15. TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a) Termination of Service Relationship. If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

(b) For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i) a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 16. AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent. Except as provided in Section 3(b) or 3(c), without prior stockholder approval, in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect repricing through cancellation and re-grants or cancellation of Stock Options or Stock Appreciation Rights in exchange for cash or other Awards. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(b) or 3(c).

SECTION 17. STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18. GENERAL PROVISIONS

(a) No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b) Issuance of Stock. To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d) Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(e) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(f) Clawback. All Awards under the Plan shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or similar policy adopted by the Board or the Administrator and as in effect from time to time; and (ii) applicable law.

SECTION 19. EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the date immediately preceding the Closing Date, subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 20. GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: _________________

DATE APPROVED BY STOCKHOLDERS: _________________

Annex H

February 14, 2023

The Board of Directors

Compute Health Acquisition Corp.

1100 N Market Street, 4th Floor

Wilmington, DE 19890

Members of the Board of Directors (the “Board”) of Compute Health Acquisition Corp., a Delaware corporation (“CPUH”):

You have requested that Lincoln International LLC (“Lincoln,” “we” or “our”) render an opinion (the “Opinion”) as to whether the Aggregate Consideration (as defined below) to be paid by the Surviving Corporation (as defined below) in the Proposed Transaction (as defined below) is fair, from a financial point of view, to the CPUH Unaffiliated Shareholders (defined as holders of Class A common stock, $0.0001 par value, of CPUH (“CPUH Class A Common Stock”) prior to the consummation of the Proposed Transaction or the Related Transactions (each as defined below) other than (i) holders of CPUH Class A Common Stock who elect to redeem their shares prior to or in connection with the Proposed Transaction (each, a “Redemption Election”), (ii) officers, directors, or affiliates of CPUH or Compute Health Sponsor LLC (the “Sponsor”) and (iii) the Sponsor). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement (as defined below).

Background of the Proposed Transaction

We understand that, pursuant to the Business Combination Agreement (the “Agreement”) that CPUH proposes to enter into with Allurion Technologies, Inc., a Delaware corporation (“Allurion” or the “Company”), Compute Health Corp., a Delaware corporation and wholly-owned subsidiary of CPUH (“Merger Sub I”), Compute Health LLC, a Delaware limited liability company and wholly-owned subsidiary of CPUH (“Merger Sub II”), and Allurion Technologies Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Pubco”), the following transactions will occur:

1.

CPUH will merge with and into Pubco, with Pubco being the surviving, publicly-listed entity (the “Surviving Corporation”) and with the Surviving Corporation becoming the sole equityholder of Merger Sub I and Merger Sub II, resulting in the stockholders of CPUH (other than with respect to any shares of CPUH Class A Common Stock for which a Redemption Election has been exercised) receiving shares of common stock, par value $0.0001, of Pubco (“Pubco Common Stock” and such merger, the “Pubco Merger”).

2.	Thereafter, Merger Sub I will merge with and into the Company, with the Company being the surviving entity and a wholly-owned subsidiary of the Surviving Corporation (the “Second Merger”); and

3.

Thereafter, the Company will merge with and into Merger Sub II, with Merger Sub II being the surviving entity and a wholly-owned subsidiary of the Surviving Corporation (collectively with the Second Merger, the “Proposed Transaction”).

Lincoln International LLC 110 North Wacker, Floor 51 Chicago, Illinois 60606	www.lincolninternational.com

In the Proposed Transaction, we understand that (a) at the Intermediate Merger Effective Time, (i) (A) the stockholders of the Company will receive shares of Pubco Common Stock and (B) the Surviving Corporation will reserve for issuance shares of Pubco Common Stock, and will assume the obligations of the Company, in respect of certain options, restricted stock units and warrants of the Company, with such shares to be issued and reserved for issuance pursuant to clauses (A) and (B) to be equal to, in the aggregate, up to 37,812,000 shares of Pubco Common Stock (the “Aggregate Closing Merger Consideration”) and (ii) the Surviving Corporation will assume the net debt of the Company which as of December 31, 2022 was approximately $46.8 million (comprised of approximately $55 million of assumed debt and approximately $8.2 million of assumed cash) (clauses (a)(i) and (a)(ii), together, the “Merger Consideration”) and (b) following the closing of the Proposed Transaction, certain equityholders of the Company may receive up to 9.0 million additional shares of Pubco Common Stock, subject to certain vesting criteria (the “Contingency Consideration” and, together with the Merger Consideration, the “Aggregate Consideration”).

We also understand that, in connection with the Proposed Transaction, (a) CPUH and Pubco are pursuing (i) the Pubco Merger, (ii) subscription agreements or other commitments from third-party and affiliate investors to provide equity financing to the Surviving Corporation (the “PIPE Financing”), (iii) a non-redemption agreement from an existing holder of CPUH Class A Common Stock, (iv) support agreements from the Sponsor, certain directors of CPUH and certain existing stockholders of the Company and (v) an equity commitment facility with Chardan Equity Capital Markets LLC to provide equity financing to the Surviving Corporation and (b) the Company will pursue (i) a $40 million revenue interest financing agreement with RTW Investments, LP, (ii) a $60 million first lien senior secured term loan from Fortress Credit Corp. to refinance existing debt of the Company, on terms similar to the Company’s existing growth capital facility with Runway Growth Finance Corp, and (iii) a $15 million bridge financing facility following the announcement of the Proposed Transaction (collectively, all of the foregoing set forth in this paragraph, the “Related Transactions”). Lincoln’s Opinion does not address, nor were we requested to address, the terms and conditions or the fairness of any of the Related Transactions or the terms and conditions thereof, as to which we express no opinion.

Scope of Analysis

In connection with this Opinion, Lincoln has, among other things:

1)	Reviewed the following documents:

a.	Audited financial statements for the Company for the years ended December 31, 2019 through December 31, 2021;

b.	Unaudited interim financial statements for the Company for the year-to-date periods ending September 30, 2020; September 30, 2021; and September 30, 2022;

c.	Unaudited monthly balance sheets and income statements for the Company from January 2020 through September 2022;

d.

The budget and financial projections for the Company for the fiscal years ending December 31, 2022 through December 31, 2024, prepared by management of the Company and approved for our use by CPUH (the “Company Projections”);

e.	The pro forma equity ownership table and estimated sources and uses schedule provided to us by CPUH;

f.

A letter addressed to us by management of CPUH which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to us by CPUH, dated February 8, 2023;

g.	An execution version of the Agreement dated February 9, 2023;

h.

The Amended and Restated Loan and Security Agreement between the Company and Runway Growth Finance Corp. dated as of December 30, 2021 (the “Credit Agreement”) and the Second Amendment to the Credit Agreement dated September 15, 2022; and

i.	The Allurion Investor Presentation dated February 2, 2023.

2)	Discussed the business, financial outlook, and prospects of the Company, as well as the terms and circumstances surrounding the Proposed Transaction, with management of CPUH and the Company;

3)

Reviewed certain financial and other information for the Company, and compared that data and information with certain stock trading, financial and corresponding data and information for companies with publicly traded securities as of the date hereof that we deemed relevant, none of which is directly comparable to the Company;

4)

Reviewed certain financial and other information for the Company and the Proposed Transaction, and compared that data and information with certain stock trading, financial and corresponding data and information for companies that have been subject to change of control M&A transactions that we deemed relevant, none of which is directly comparable to the Company and the Proposed Transaction;

5)

Performed certain valuation and comparative financial analyses, including a discounted cash flow analysis, an analysis of selected public companies and an analysis of change of control M&A transactions that we deemed relevant; and

6)	Considered such other information, financial studies, generally accepted valuation and analytical techniques and investigations and financial, economic and market criteria that we deemed relevant.

Assumptions, Qualifications, and Limiting Conditions

In performing our analyses and rendering this Opinion with respect to the Proposed Transaction, Lincoln has, with CPUH’s consent:

1)

Relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information we reviewed, and we have not assumed any responsibility for the independent verification of, nor independently verified, any of such information;

2)	Relied upon the assurances of the management of each of the Company and CPUH that they are unaware of any facts or circumstances that would make such information materially incomplete or misleading;

3)

Assumed that the Proposed Transaction and the Related Transactions will be consummated in a timely manner that complies in all material respects with all applicable federal and state statutes, rules and regulations;

4)

Assumed that the financial forecasts, including any financial forecasts contained within the Company Projections and the unaudited interim financial statements provided to Lincoln by CPUH and the Company were reasonably prepared in good faith on a basis reflecting the best currently reasonably available estimates and judgments of the management of CPUH and the Company, as applicable, as to the future assets, liabilities, financial condition, operating performance, and financial results of CPUH or the Company, as applicable, and Lincoln assumes no responsibility for and expresses no opinion on the assumptions, estimates, and judgments on which such forecasts, including the Company Projections and such unaudited interim financial statements, were based;

5)	Assumed that, at the consummation of the Proposed Transaction, the Company will have the capital required to make the investments contemplated by the Company Projections;

6)

Assumed that in the course of obtaining any necessary regulatory and third-party consents, approvals and agreements for the Proposed Transaction, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on the Company, CPUH, the Proposed Transaction or the Related Transactions;

7)

Assumed that the Proposed Transaction and the Related Transactions will be consummated in accordance with the terms outlined by the Company and other documents made available to Lincoln, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis;

8)

Assumed for purposes of our analyses and this Opinion that the value of the shares of Pubco Common Stock to be issued to equityholders of the Company in the Proposed Transaction will be either $7.04 or $10.00 per share, which values we were directed by the Board to assume and use and about which Lincoln assumes no responsibility and expresses no opinion;

8)

Assumed that there has been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations, or prospects of the Company or CPUH since September 30, 2022, the date of the most recent financial statements made available to Lincoln, other than for any such changes that are reflected in the Company Projections and the amount of net debt of the Company assumed by the Surviving Corporation at the closing of the Proposed Transaction;

10)

Assumed that the amount of net debt of the Company to be assumed by the Surviving Corporation at the closing of the Proposed Transaction is not materially different from the estimate of such amount included in the definition of Merger Consideration;

11)	Assumed that the final terms of the Proposed Transaction and the Related Transactions will not vary materially from those set forth in the draft Agreement dated February 3, 2023 reviewed by Lincoln;

12

Assumed that the Aggregate Closing Merger Consideration will consist of the issuance of shares of Pubco Common Stock, and shares reserved for issuance in respect of certain options, restricted stock units and warrants of the Company, equal to, in the aggregate, 37,812,000 shares of Pubco Common Stock; and

12)	Assumed that the final versions of all documents (including the Agreement) conform in all material respects to the drafts reviewed by Lincoln.

Lincoln has prepared this Opinion as of the date hereof. This Opinion is necessarily based on financial, economic, market and other conditions as they exist on and the information made available to us as of the date hereof. Although subsequent developments may affect this Opinion, Lincoln does not have any obligation to update, revise or reaffirm this Opinion.

Lincoln did not evaluate the Company’s or CPUH’s solvency and was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or CPUH or any of their respective subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals. Lincoln did not perform any financial analyses to evaluate the value of CPUH or the Surviving Corporation, or to derive valuation reference ranges for shares of Pubco Common Stock or CPUH Class A Common Stock for purposes of comparison with the Aggregate Consideration, comparison between the value of Pubco Common Stock and CPUH Class A Common Stock (including any redemption rights with respect thereto) or otherwise. Lincoln was not requested to, nor did Lincoln, opine as to the value, amount or fairness of the Pubco Common Stock to be received by any stockholders of CPUH in connection with the Pubco Merger. Lincoln was not requested to, nor did Lincoln, participate in the negotiation or structuring of the Proposed Transaction. Lincoln was not requested to, nor did Lincoln, seek alternative candidates for the Proposed Transaction.

This Opinion (i) does not address the underlying business decision of the Board or CPUH to proceed with or effect the Proposed Transaction or the Related Transactions or the relative merits of the Proposed Transaction and the Related Transactions as compared to other transaction structures, transactions or business strategies that may be available to CPUH, (ii) does not address the capital structure of CPUH or the Surviving Corporation, including whether CPUH or the Company should be consummating any of the Related Transactions or the effect of the Related Transactions or the capital structure of CPUH or the Surviving Corporation on the value of Pubco Common Stock or CPUH Class A Common Stock, (iii) does not address or constitute a recommendation regarding the decision of the Board to authorize the execution of the Agreement, or to engage in the Proposed Transaction, (iv) does not constitute advice or a recommendation to the Board, CPUH or any security holder as to how they should act or vote with respect to any matter relating to the Proposed Transaction (including as to whether they should redeem any shares of CPUH Class A Common Stock in connection with the Proposed Transaction), and (v) only addresses the fairness from a financial point of view to the CPUH Unaffiliated Shareholders of the Aggregate Consideration to be paid by the Surviving Corporation (as the successor by merger to CPUH) in the Proposed Transaction pursuant to the Agreement and does not address any other terms, aspects or implications of the Proposed Transaction, or any agreements, arrangements or understandings entered into in connection with the Proposed Transaction or otherwise (including, without limitation, the Related Transactions or the capital structure of CPUH or the Surviving Corporation). We express no opinion about the fairness of any portion or aspect of the Proposed Transaction to (i) the holders of any class of securities, creditors or other constituencies of CPUH, Pubco, the Surviving Corporation or any other party, except as expressly set forth in this Opinion, or (ii) any one class or group of CPUH’s, Pubco’s or the Surviving Corporation’s security holders, creditors or other constituencies vis-à-vis any other class or group of CPUH’s, Pubco’s or the Surviving Corporation’s security holders, creditors or other constituents. The decision as to whether to proceed with the Proposed Transaction or any Related Transaction depends on an assessment of various factors, many of which are unrelated to the financial analyses on which this Opinion is based.

Lincoln expresses no opinion as to what the market price or value of the CPUH Class A Common Stock, Pubco Common Stock or any other publicly-traded securities issued by CPUH or the Surviving Corporation is before, or will be after, the announcement or consummation of the Proposed Transaction or Related Transactions (including as compared to the amount which holders of CPUH Class A Common Stock may receive on redemption of their shares in connection the Proposed Transaction or to the $7.04 value or $10.00 value ascribed, at the direction of the Board, for purposes of this Opinion, to a share of Pubco Common Stock issued to any equityholder of the Company in the Second Merger). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s or CPUH’s credit worthiness, as tax advice, or as accounting advice. We also express no opinion about the amount or nature of any compensation or equity arrangement to be given to CPUH’s, Pubco’s, the Surviving Corporation’s or the Company’s officers, directors or employees, or any class of such persons, in the Proposed Transaction relative to the Aggregate Consideration in the Proposed Transaction.

It is understood that this Opinion is solely for the use and benefit of the Board in connection with the Proposed Transaction. This Opinion may not be used or relied upon by any other persons for any other purpose without our express, prior written consent and is not intended to and does not confer any rights or remedies upon any other person. Except as contemplated by the Engagement Letter, dated as of December 28, 2022, between Lincoln and CPUH, neither this Opinion nor any other advice or information provided by Lincoln, whether oral or written, may be disclosed, reproduced, disseminated, summarized, quoted from or referred to, in whole or in part, without our prior written consent. This Opinion does not create any fiduciary duty on the part of Lincoln to CPUH, the Board, the stockholders of CPUH or any other party.

Disclosure of Relationships

Lincoln will receive a customary fee from CPUH for our services, a portion of which was payable upon our retention, and the balance of which was earned upon our having informed the Board that we were prepared to render our fairness opinion dated February 9, 2023. No portion of our fee is contingent upon either the conclusion reached herein or the consummation of the Proposed Transaction or the Related Transactions. In addition, CPUH has agreed to indemnify us and certain related parties against certain liabilities, and to reimburse us for certain expenses, arising in connection with or as a result of our engagement. During the two years preceding the date of the Opinion, with the exception of the fairness opinion dated February 9, 2023, we and our affiliates have not had other investment banking relationships with CPUH or the Company or their respective affiliates for which we were paid for our services. We and our affiliates provide a range of investment banking and financial services and, in that regard, we and our affiliates may in the future provide, investment banking and other financial services to CPUH, the Company and/or each of their respective affiliates, for which we and our affiliates would expect to receive compensation.

Conclusion

Based on and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Surviving Corporation in the Proposed Transaction pursuant to the Agreement is fair, from a financial point of view, to the CPUH Unaffiliated Shareholders.

This Opinion has been authorized for issuance by the Fairness Opinion Committee of Lincoln.

Very truly yours,

/s/ LINCOLN INTERNATIONAL LLC

Annex I

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any)

expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 25 l(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Additionally, the Proposed Charter and Proposed Bylaws will limit the liability of New Allurion’s (i) directors and (ii) officers, which will include each individual who has been duly appointed as an officer of

New Allurion and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to the registered agent of New Allurion as contemplated by Section 3114(b) of Title 10 of the DGCL, in each case, to the fullest extent permitted by the DGCL, and will provide that New Allurion will indemnify New Allurion’s directors and officers to the fullest extent permitted by the DGCL. In connection with the Business Combination, New Allurion will enter into indemnification agreements with each of its directors and executive officers. These agreements will provide that New Allurion will indemnify each of its directors and such officers to the fullest extent permitted by law and the Proposed Charter and the Proposed Bylaws, and will provide for advancement of expenses incurred as a result of any proceeding against them as to which they could be indemnified.

New Allurion will also maintain a general liability insurance policy, which will cover certain liabilities of directors and officers of New Allurion arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21.	Exhibit and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Description

2.1+	Business Combination Agreement, dated as of February 9, 2023, by and among Compute Health Acquisition Corp., Compute Health Corp., Compute Health LLC, Allurion Technologies Holdings, Inc. and Allurion Technologies, Inc. (included as Annex A to the proxy statement/prospectus that forms a part of this registration statement).

2.2+	Amendment No. 1 to the Business Combination Agreement, dated as of May 2, 2023, by and among Compute Health Acquisition Corp., Compute Health Corp., Compute Health LLC, Allurion Technologies Holdings, Inc. and Allurion Technologies, Inc. (included as Annex A-1 to the proxy statement/prospectus that forms a part of this registration statement).

3.1	Amended and Restated Certificate of Incorporation of Compute Health Acquisition Corp. (incorporated by reference to Exhibit 3.1 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2021).

3.2	Form of Amended and Restated Certificate of Incorporation of Allurion Technologies, Inc. (f/k/a Allurion Technologies Holdings, Inc.) (included as Annex B to the proxy statement/prospectus that forms a part of this registration statement).

3.3	Form of Amended and Restated Bylaws of Allurion Technologies, Inc. (f/k/a Allurion Technologies Holdings, Inc.) (included as Annex C to the proxy statement/prospectus that forms a part of this registration statement).

4.1	Warrant Agreement, dated February 4, 2021, between Compute Health Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2021).

4.2*	Form of Amendment to Warrant Agreement by and between Compute Health and Continental Stock Transfer & Trust Company (included as Annex D to the proxy statement/prospectus that forms a part of this registration statement).

4.3*	Forms of Allurion Convertible Unsecured Promissory Note.

4.4**	Form of Allurion 2021 Convertible Notes and 2022 Convertible Notes.

5.1*	Opinion of Goodwin Procter LLP as to the validity of the securities being registered.

Exhibit Number	Description

8.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain federal income tax matters.

10.1	Sponsor Support Agreement, dated as of February 9, 2023, by and among Compute Health Acquisition Corp., Compute Health Sponsor LLC, Allurion Technologies Holdings, Inc., Allurion Technologies, Inc. and the independent directors of the Compute Health Acquisition Corp. (included as Annex E to the proxy statement/prospectus that forms a part of this registration statement).

10.2	Stockholder Support Agreement, dated as of February 9, 2023, by and among Compute Health Acquisition Corp., Allurion Technologies Holdings, Inc., Allurion Technologies, Inc. and certain stockholders of Allurion Technologies, Inc. (included as Annex F to the proxy statement/prospectus that forms a part of this registration statement).

10.3	Non-Redemption Agreement, dated as of February 9, 2023, by and among Compute Health Acquisition Corp., Allurion Technologies, Inc., Allurion Technologies Holdings, Inc. and Medtronic, Inc (incorporated by reference to Exhibit 10.3 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2023).

10.4++	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.11 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.5++	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.5 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2023).

10.6++	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.6 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2023).

10.7++	Amended and Restated RTW PIPE Side Letter Agreement, dated as of May 2, 2023, by and among Compute Health Acquisition Corp., Allurion Technologies Holdings, Inc., Compute Health LLC, Allurion Technologies, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited (incorporated by reference to Exhibit 10.6 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.8++	Revenue Interest Financing Agreement, dated as of February 9, 2023, by and among Allurion Technologies, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited (incorporated by reference to Exhibit 10.8 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2023).

10.9++	Bridging Agreement, dated as of February 9, 2023, by and among Allurion Technologies, Inc. and Fortress Credit Corp (incorporated by reference to Exhibit 10.9 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2023).

10.10**#†	Employment Agreement dated January 1, 2017 with Shantanu Gaur.

10.11**#†	Offer Letter dated October 23, 2020 with Christopher Geberth.

10.12**#†	Consulting Agreement dated August 1, 2018 with Benoit Chardon, as amended by Amendment No. 1 to Consulting Agreement dated January 25, 2022 with Benoit Chardon.

10.13**#	Allurion Technologies, Inc. 2010 Stock Incentive Plan.

10.14**#	Allurion Technologies, Inc. Amended and Restated 2020 Stock Option and Grant Plan

10.15*#	Form of Allurion Technologies Holdings, Inc. 2023 Equity Incentive Plan (included as Annex G to the proxy statement/prospectus that forms a part of this registration statement).

10.16*#	Form of Allurion Technologies Holdings, Inc. 2023 Employee Stock Purchase Plan.

Exhibit Number	Description

10.17**†	Supply Agreement, dated November 1, 2021, between Allurion Technologies, Inc. and Life Sciences Design & Development, LLC d/b/a Bridgemedica MW Life Sciences—Mansfield, Paragon Medical—Mansfield.

10.18**	Lease for 11 Huron Drive, Natick, MA 01760, dated June 15, 2016, by and between Allurion Technologies, Inc. and Legacy Huron, LLC, as amended by the First Amendment to Lease, dated November 28, 2016, the Second Amendment to Lease, dated March 20, 2017, the Third Amendment to Lease, dated June 21, 2017, the Fourth Amendment to Lease, dated August 21, 2017, the Fifth Amendment to Lease, dated October 30, 2017 and the Sixth Amendment to Lease, dated March 15, 2021.

10.19**+	Commercial Lease for 8 Erie Drive, Natick, MA 01760, dated January 8, 2018, by and between Allurion Technologies, Inc. and 8 Erie Drive, LLC.

10.20**+	Lease for 3 Huron Drive, Natick, MA 01760, dated January 10, 2020, by and between Allurion Technologies, Inc. and 3 Huron Investments LLC.

10.21**+	Lease for 14 Huron Drive, Natick, MA, dated June 18, 2014, by and between the Company and Fourteen Huron Drive, LLC, as amended by the First Amendment to Lease, dated June 30, 2017, the Third Amendment to Lease dated April 5, 2018, the Fourth Amendment to Lease, dated November 16, 2018, the Fifth Amendment to Lease dated as of August 12, 2019 and the Sixth Amendment to Lease, dated March 15, 2021.

10.22**+	Amended and Restated Loan and Security Agreement, dated as of December 30, 2021, as amended on June 9, 2022 and September 15, 2022, among Allurion Technologies, Inc., the other borrowers party thereto from time to time, the lenders party thereto from time to time and Runway Growth Finance Corp, as administrative agent and collateral agent for the lenders party thereto.

10.23++	Side Letter Termination Agreement, dated as of May 2, 2023, by and among Allurion Technologies, Inc., Romulus Growth Allurion L.P. and Hunter Ventures Limited (incorporated by reference to Exhibit 10.1 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.24++	Side Letter Termination Agreement, dated as of May 2, 2023, by and among Allurion Technologies, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Venture Fund Limited (incorporated by reference to Exhibit 10.2 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.25++	Side Letter Termination Agreement, dated as of May 2, 2023, by and among Allurion Technologies, Inc. and Jason Gulbinas (incorporated by reference to Exhibit 10.3 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.26++	Backstop Agreement, dated as of May 2, 2023, by and among Hunter Ventures Limited, Allurion Technologies Holdings, Inc., Allurion Technologies, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., RTW Venture Fund Limited and CFIP2 ALLE LLC (incorporated by reference to Exhibit 10.5 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.27	Side Letter Agreement, dated as of May 2, 2023, by and among Allurion Technologies, Inc., CFIP2 ALLE LLC and Fortress Credit Corp. (incorporated by reference to Exhibit 10.7 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.28	Contribution Agreement, dated as of May 2, 2023, by and between Compute Health Sponsor LLC and Compute Health Acquisition Corp. (incorporated by reference to Exhibit 10.9 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

Exhibit Number	Description

10.29	Contribution Agreement, dated as of May 2, 2023, by and between Shantanu K. Gaur and Neha Gaur, Trustees of The Shantanu K. Gaur Revocable Trust of 2021, and Allurion Technologies Holdings, Inc. (incorporated by reference to Exhibit 10.8 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.30	Written Consent to Convertible Unsecured Promissory Note Prepayment, dated as of May 2, 2023, by and between Allurion Technologies, Inc. and Hunter Ventures Limited (incorporated by reference to Exhibit 10.4 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.31	RSU Partial Forfeiture and Amendment Agreement, dated as of May 2, 2023, by and between Allurion Technologies, Inc. and Krishna Gupta (incorporated by reference to Exhibit 10.10 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.32*#	Form of Indemnification Agreement between Allurion Technologies, Inc. and its Directors and Officers.

10.33*#	Form of Employment Agreement between Allurion Technologies, Inc. and Shantanu Gaur.

10.34*#	Form of Employment Agreement between Allurion Technologies, Inc. and Christopher Geberth.

10.35*#	Form of Employment Agreement between Allurion Technologies, Inc. and Ram Chuttani.

10.36*#	Corporate Officer Agreement between Allurion France SAS and Benoit Chardon.

21.1**	List of subsidiaries of Allurion Technologies Holdings, Inc.

23.1*	Consent of Deloitte & Touche LLP (with respect to the Allurion Technologies, Inc. financial statements).

23.2*	Consent of Marcum LLP (with respect to the Compute Health Acquisition Corp. financial statements).

23.3*	Consent of Lincoln International LLC, independent financial advisor to Compute Health Acquisition Corp.

23.4*	Consent of Goodwin Procter LLP (included as part of Exhibit 5.1)

24.1***	Power of Attorney (included on signature page to this Registration Statement).

99.1*	Form of Preliminary Proxy Card (Special Meeting).

99.2***	Form of Preliminary Proxy Card (Warrant Holder Meeting).

99.3**	Consent of Shantanu Gaur to be named as a director.

99.4**	Consent of Omar Ishrak to be named as a director.

99.5**	Consent of Krishna Gupta to be named as a director.

99.6*	Consent of Larson Douglas Hudson to be named as a director.

99.7*	Consent of Nicholas Lewin to be named as a director.

99.8*	Consent of Michael Davin to be named as a director.

107*	Filing Fee Table.

*	Filed herewith.
**	Previously filed.
***	To be filed by amendment.
+

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

++

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

#	Indicates a management contract or compensatory plan.
†	Portions of this exhibit have been redacted in accordance with Regulation S-K Item 601(a)(6).

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this proxy statement/prospectus: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this proxy statement/prospectus, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this proxy statement/prospectus, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(9)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(10)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Natick, Commonwealth of Massachusetts, on the 27th day of June, 2023.

ALLURION TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Shantanu Gaur
Name:	Shantanu Gaur
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Shantanu Gaur	Chief Executive Officer, President, and Director	June 27, 2023
Shantanu Gaur	(Principal Executive Officer)

/s/ Christopher Geberth	Chief Financial Officer	June 27, 2023
Christopher Geberth	(Principal Financial and Accounting Officer)